Exhibit 99.1

The registrant is submitting this draft registration statement confidentially as an

“emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

As submitted with the Securities and Exchange Commission on August 3, 2012

Registration No. 333-179304

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORESIGHT ENERGY PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	1220
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

211 North Broadway

Suite 2600

Saint Louis, MO 63102

(314) 932-6160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Oscar Martinez

Chief Financial Officer

211 North Broadway

Suite 2600

Saint Louis, MO 63102

(314) 932-6160

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William M. Hartnett, Esq. William J. Miller, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Fax: (212) 269-5420	Mike Rosenwasser, Esq. E. Ramey Layne, Esq. Vinson & Elkins L.L.P. 666 Fifth Avenue New York, New York 10103 Telephone: (212) 237-0000 Fax: (212) 237-0100	Joshua Davidson, Esq. Douglass M. Rayburn, Esq. Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 Telephone: (713) 229-1234 Fax: (713) 229-2727	Jason R. Lehner, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Fax: (646) 848-7974

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common units representing limited partner interests	$300,000,000	$34,380

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes common units that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 3, 2012

PRELIMINARY PROSPECTUS

Common Units

Representing Limited Partner Interests

FORESIGHT ENERGY PARTNERS LP

This is the initial public offering of our common units representing limited partner interests. Prior to this offering, there has been no public market for our common units. We are offering              common units in this offering. We currently expect the initial public offering price to be between $         and $         per common unit.

The underwriters have the option to purchase up to          additional common units from us at the initial public offering price, less the underwriting discounts and a structuring fee payable to                     , within 30 days from the date of this prospectus to cover over-allotments, if any.

We will apply to have our common units listed on the New York Stock Exchange under the symbol “FELP.” The listing is subject to the approval of our application.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Our Emerging Growth Company Status” on page 8. Investing in our common units involves risks. See “Risk Factors” beginning on page 21.

The risks include the following:

•

We may not have sufficient cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of costs and expenses, including reimbursement of expenses to our general partner.

•	Restrictions in the agreements governing our indebtedness could limit our ability to make distributions to our unitholders.

•

Coal prices have declined in the first half 2012 as a result of decreased coal-fired electrical generation due to a mild winter and low natural gas prices. A further decline in coal prices could adversely affect our results of operations and cash available for distribution to our unitholders.

•	We could be negatively impacted by the competitiveness of the global markets in which we compete and declines in the market demand for coal.

•

Our mining operations are subject to extensive and costly environmental laws and regulations, and such current and future laws and regulations could materially increase our operating costs or limit our ability to produce and sell coal.

•

Foresight Reserves, L.P. owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Foresight Reserves, L.P., have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, or initially to remove our general partner without its consent.

•	Unitholders will experience immediate and substantial dilution of $ per common unit.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount (1)	$	$
Proceeds to Foresight Energy Partners LP (before expenses)(2)	$	$

(1)	Excludes a structuring fee of % of the gross proceeds of this offering payable to . Please see “Underwriting.”

(2)	We intend to use all of the net proceeds from this offering to make a distribution to Foresight Reserves, L.P. We will not retain any proceeds from this offering.

The underwriters expect to deliver the common units to purchasers on or about                 , 2012.

Citigroup	Morgan Stanley

                    , 2012

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Coal Reserve Information

Reserves are broadly defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination and are further classified as proven or probable according to the degree of certainty of existence. In determining whether our reserves meet this standard, we take into account, among other things, our potential inability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. Further, the economics of our reserves are based on market conditions including contracted pricing, market pricing and overall demand for our coal. Thus, the actual value at which we no longer consider our reserves to be economic varies depending on the length of time in which the specific market conditions are expected to last. We consider our reserves to be economic at a price in excess of our cash costs to mine the coal and our ongoing replacement capital. The reserves in this prospectus are classified by reliability or accuracy in decreasing order of geological assurance as Proven (Measured) and Probable (Indicated). The terms and criteria utilized to estimate reserves for this study are based on United States Geological Survey Circular 891 and in general accordance with the SEC guidelines, and are summarized as follows:

•

Proven (Measured) Reserves: Tonnages computed from seam measurements as observed and recorded in drill holes, mine workings, and/or seam outcrop prospect openings. The sites for measurement are so closely spaced and the geological extent of the coal is so well defined that the size, shape, depth and mineral contents of the reserves are well-established. This classification has the highest degree of geological assurance.

•

Probable (Indicated) Reserves: Tonnages computed by projection of data from available seam measurements for a distance beyond the Proven classification. The assurance, although lower than for Proven, is high enough to assume continuity between points of measurement. This classification has a moderate degree of geological assurance. Further exploration is necessary to place these reserves in the Proven classification.

As of January 1, 2012, all of our proven and probable coal reserves were assigned reserves, which are coal reserves that have been designated for mining by a specific operation.

The information appearing in this prospectus concerning estimates of our proven and probable coal reserves was prepared by Weir International, Inc. for our existing reserves as of January 1, 2012. Effective June 1, 2012 Macoupin Energy LLC leased additional reserves that have been added to the estimates of our proven and probable coal reserves as of January 1, 2012. Unless otherwise noted, all estimates regarding our proven and probable coal reserves discussed in this prospectus are based on the reserve report discussed immediately above. All Btus per pound are expressed on an as-received basis.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common units. The information presented in this prospectus assumes (1) an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read the entire prospectus carefully, including the section describing the risks of investing in our common units under “Risk Factors” and the consolidated financial statements contained elsewhere in this prospectus before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” For the definitions of certain terms used in this prospectus, see “Appendix B: Certain Defined Terms—Business” and “Appendix C: Certain Defined Terms—Offering Structure.”

References in this prospectus to “Foresight Energy Partners LP,” “we,” “our,” “us,” or like terms when used in a historical context refer to the business of our predecessor, Foresight Energy LLC and its subsidiaries, which will be our wholly-owned subsidiaries following this offering. When used in the present tense or prospectively, those terms refer to Foresight Energy Partners LP and its subsidiaries, giving effect to the IPO Reorganization. References in this prospectus to “Foresight Reserves” refer to Foresight Reserves, LP, our sponsor, and its affiliates.

Foresight Energy Partners LP

We are a low cost producer of high Btu thermal coal with expertise in operating and developing highly productive underground mines in the Illinois Basin. We have invested over $1.7 billion in four mining complexes and related transportation infrastructure with long reserve lives which we believe will provide us with significant sustainable free cash flow. We have significant near-term and long-term growth opportunities through the more than 3 billion tons of coal reserves that we control. We expect our near-term growth opportunities to come from previously invested capital and the ramp-up of longwall production and our long-term growth opportunities to come as longwall mining systems are added at existing complexes at substantially reduced capital costs compared to new greenfield mines.

We believe our first operation, Williamson, was the most productive underground coal mine in the United States for the first quarter of 2012 and for the fourth quarter of 2011 on a clean tons produced per man hour basis. Our leading productivity translates into low costs, and we believe we are the lowest cost underground coal producer in the United States at $19.85 cash costs per ton sold in 2011. See note 6 “—Summary Historical Consolidated Financial and Other Information” for a GAAP reconciliation of cash costs per ton sold. We believe it is not only important to be a low cost producer at the mine but also on a delivered basis to end users. As a result, we have developed infrastructure to provide each mining complex with multiple transportation options, providing widespread cost competitive access to both domestic and international markets. We believe we are among the largest United States exporters of thermal coal, and, in recent years, we have exported approximately 33% of our coal to Europe, South America, Africa and Asia.

Our four mining complexes (Williamson, Sugar Camp, Hillsboro and Macoupin) are designed to support up to 8 longwall mining systems, giving them a combined productive capacity of up to 71.5 million tons of high Btu coal per year. We currently operate one longwall mining system at Williamson and one longwall mining system at Sugar Camp. We plan to commence one longwall mining system at Hillsboro in the third quarter of 2012, having already invested most of the expansion capital necessary to develop this mine. Longwall mining is a highly-automated, underground mining technique that enables high volume, low cost coal production. The output of a longwall mining system includes two continuous mining units. These continuous mining units contribute to the production levels of a mining system but their primary function is to prepare an area of the mine for longwall operations. Our more than 3 billion tons of reserves consist primarily of three large contiguous blocks of coal, each benefiting from thick seams and roof and floor geology favorable for longwall mining. The geology, mine plan, equipment and infrastructure at each of Sugar Camp and Hillsboro are relatively similar to Williamson and we anticipate similar productivity at each of these complexes.

We sell a significant portion of our coal under agreements with terms of one year or longer. We market and sell our coal to a diverse customer base including electric utility and industrial companies in the eastern United States, as well as the seaborne thermal coal market. As of June 30, 2012, we have secured coal sales commitments for approximately 15.2 million tons for fiscal year 2012, 14.4 million tons for fiscal year 2013 and 11.0 million tons for fiscal year 2014, of which substantially all tons in fiscal year 2012, approximately 12.5 million tons in fiscal year 2013 and approximately 7.8 million tons in fiscal year 2014 are priced. The following table describes our contracted position (in millions of short tons) for fiscal years 2012, 2013 and 2014 as of June 30, 2012:

	2012		2013		2014
	Tons	Price	Tons	Price	Tons	Price
Committed and priced	15.2	$58.69	12.5	$57.54	7.8	$58.52
Committed and unpriced	—		1.9		3.2

We have developed infrastructure that provides each of our mining complexes with multiple transportation outlets and have direct and indirect access to all five Class I railroads giving us unique access to multiple domestic and seaborne markets. We own a barge-loading river terminal on the Ohio River and we have numerous contractual arrangements with railroads, river terminals and seaborne export terminals giving us long-term access with price certainty. This logistical advantage gives us the flexibility to direct shipments to markets that provide the highest margin for our coal sales.

Since our inception, we have invested over $1.7 billion in our four mining complexes and related transportation infrastructure. This significant initial investment included infrastructure and design that we believe will enable us to maintain productivity levels from the initial development over a sustained period of time and allow expansion of production more quickly and more cost effectively than greenfield mine developments. We plan to take advantage of this initial development strategy and add additional mines and longwall mining systems in the upcoming years to grow our production. The timing of the additional development is dependent on several factors including, but not limited to, equipment availability, permitting, the market for our coal and the committed sales position at the existing mining operations. Each additional longwall mining system could take approximately 24 to 36 months to develop (based on our experience developing our existing operations and the projected mine plans at the additional mines) at a cost of approximately $240.0 million to $375.0 million per longwall mining system (based on our experience developing our existing operations and the projected mine plans and updated capital costs at the additional mines). The productive capacity of each incremental longwall mining system is expected to match the productive capacity of the current longwall mining system at each of Hillsboro and Sugar Camp based on expected similar mining conditions, mining equipment and mine design. We expect that the second longwall mining system at Sugar Camp could start production as early as mid-2014 with the two subsequent longwall mining systems potentially one and two years later, respectively. We expect that the second longwall at Hillsboro could potentially start as early as mid-2015 and the third longwall mining system potentially one year later. The capital necessary to develop the additional longwall mining systems is currently planned to be funded from cash flow from operations and additional debt as necessary, based on the development schedule described above and our current expectations of our cash flows.

The table below outlines our mining complexes:

	Williamson	Sugar Camp	Hillsboro	Macoupin	Total
Mine Type	Longwall	Longwall	Longwall	Continuous Miner
Number of Potential Longwall Mining Systems(1)	1	4	3	—	8
Short tons in millions:
Coal Reserves(2)	383	1,327	879	464	3,053
2010 Production(3)	5.8	0.3	0.02	1.0	7.2
2011 Production(3)	7.2	0.9	0.5	1.8	10.4
2012 Production(4)	4.2	2.0	0.5	0.8	7.5
Long-term Potential Annual Productive Capacity(5)	8	32	28.5	3	71.5

(1)	Represents total number of longwall mining systems that could be deployed, including the two currently in operation, one at Williamson and one at Sugar Camp. We plan to have one longwall mining system in operation at each of Williamson, Sugar Camp and Hillsboro by the end of the third quarter of 2012.
(2)	See “Coal Reserve Information” for more information on how we define reserves and the price at which we no longer consider our reserves to be economic. Coal reserve data as of January 1, 2012.
(3)	As reported by MSHA through December 31 of the respective year.
(4)	As reported by MSHA through June 30, 2012.
(5)	Annual productive capacity is an estimate of the design capacity at each of Williamson, Sugar Camp, Hillsboro and Macoupin. We determine the number of longwall mining systems based on the size of the reserves for each mine, access to those reserves and the associated surface infrastructure in place at each mine. A longwall mining system includes the production of one longwall and two continuous miner units supporting each longwall. Macoupin’s long-term productive capacity is shown assuming operation with three continuous miner units. Achievement of full productive capacity and the timing are subject to risks and uncertainties, including, among others, adverse geology, delays in obtaining required permits, engineering and mine design adjustments, and access to the liquidity necessary to develop the mines, any of which may reduce productive capacity or delay planned start-up and ramp-up or result in additional costs. We estimate we will invest additional capital expenditures of between $240.0 million to $375.0 million in the aggregate in order to achieve full productive capacity at each incremental longwall mining system. See “Risk Factors” for a more detailed discussion of such risks and uncertainties.

For the year ended December 31, 2011, we produced 9.0 million tons of coal and generated revenues of $500.8 million and Adjusted EBITDA of $192.5 million from our operating mines not in development. For the six months ended June 30, 2012, we produced 6.8 million tons of coal and generated revenues of $355.2 million and Adjusted EBITDA of $154.8 million from our operating mines not in development. We do not include mines in development in our financial results. Mines in development included Sugar Camp and Hillsboro during 2011 and the first quarter of 2012. Hillsboro is still in development in the second quarter of 2012. See note 3 of “—Summary Historical Consolidated Financial and Other Information” for a reconciliation of net income to Adjusted EBITDA.

Our Strategy

Our business strategy is to increase our profitability while steadily and sustainably growing cash distributions to our common unitholders by:

Operating profitably with industry-leading cost structure and high productivity. We believe we are the lowest cost underground coal producer in the United States. We believe low operating costs are critical to maintain stable financial performance and sustain profitability and cash flow throughout business and commodity cycles.

Growing production and operating cash flows. We expect our coal production and cash flow to significantly increase with the commencement of Sugar Camp’s first longwall mining system in February 2012 and Hillsboro’s expected start-up of its first longwall mining system in the third quarter of 2012. Nearly all of the capital required for these projects has been spent. We have a visible pipeline of additional organic growth projects to further develop our vast reserve base by incrementally adding longwall systems at our existing mining complexes.

Securing a stable revenue base. We intend to expand our portfolio of long-term coal supply agreements to increase the stability of our operating cash flows and mitigate the effects of coal price volatility.

Expanding our strong international sales portfolio. We believe that it is essential to have a diverse base of end users for our coal including international coal consumers. This diversity enables us to shift sales when markets experience downturns. We have sold coal or are currently selling coal to 60 different customers and end users in 16 states and 14 countries around the world.

Maintaining and enhancing our transportation and logistics network. We believe that it is important for our coal to be low cost on a delivered basis to end users. As a result, we will continue to develop assets and infrastructure to ensure that we have low cost transportation options to reach existing and new customers and markets for our coal and thereby maximize the margin of our coal sales.

Continuing to operate with industry-leading safety standards. Safety is our priority and it is incorporated in all aspects of our operations including mine design, equipment selection and operating processes. We will continue to work with equipment manufacturers to make mining equipment and the mining process safer. We will continue to implement safety measures to maintain the high quality of our underground infrastructure including using ventilation and roof control measures that exceed industry standards.

Our Strengths

Industry-leading productivity driving low costs and attractive margins. Our leading productivity derives from a combination of attractive geology, innovative mine design, a highly motivated and skilled workforce, automated longwall mining systems and significant investment in infrastructure. We believe Williamson was the most productive underground coal mine in the United States for the first quarter of 2012 and for the fourth quarter of 2011 on a clean tons produced per man hour basis. This high productivity results in low operating costs. During 2011, our consolidated cash cost per ton sold for the year ended December 31, 2011 and the six month period ended June 30, 2012 was $19.85 and $21.90, respectively. which we believe makes us the lowest cost underground producer in the United States. See note 6 “—Summary Historical Consolidated Financial and Other Information” for a GAAP reconciliation of cash costs per ton sold. Our low costs drive margins that are among the highest in the U.S. coal industry. In 2011 and for the first half of 2012, we generated cash margins per ton sold of $26.01 and $26.85, respectively. Cash margin per ton sold is defined as coal sales less cost of coal sales (excluding depreciation, depletion and amortization) and transportation expense, divided by tons sold. Our high productivity and low costs position us to outperform our competitors and generate positive cash flow in all coal market conditions. Given our favorable cost position, we believe our coal will remain competitive and retain its position as base load fuel for our customers.

Significant near-term production growth enabled by over $1.7 billion of capital investment. We recently started operating a new longwall mining system at Sugar Camp and we plan to commence a new longwall mining system at Hillsboro in the third quarter of 2012, which we expect will significantly increase our coal production. At full run rate, each of these longwall mining systems has a targeted productive capacity of at least 8 million tons per year. Sugar Camp and Hillsboro are designed to provide us with organic growth opportunities for subsequent years by adding additional longwall mining systems to the same complexes. Because we have already made the significant investment in large scale surface and underground infrastructure, our growth from these complexes will have shorter lead time and lower costs than greenfield development, which will enable us to generate incremental cash flows.

Portfolio of sales contracts provide revenue visibility and stability. We believe our long-term coal sales contracts provide significant revenue visibility and will generate stable and consistent cash flows. As of June 30, 2012, we have secured coal sales commitments for approximately 15.2 million tons for fiscal year 2012, 14.4 million tons for fiscal year 2013 and 11.0 million tons for fiscal year 2014, of which substantially all tons in fiscal year 2012, approximately 12.5 million tons in fiscal year 2013, and approximately 7.8 million tons in fiscal year 2014 are priced.

Broad domestic and export market access through a variety of transportation options allows us to maximize margins. We complement our low cost mining operations with competitive low cost transportation options to the domestic and international markets. Our mines are attractively positioned in close proximity to railroads and rivers and we have developed transportation optionality for each of our mining complexes. We have direct and indirect access to all five Class I rail lines. We own a barge-loading river terminal on the Ohio River and we have long-term contractual access to two additional barge-loading river terminals on the Ohio and Mississippi Rivers and to two export terminals in Louisiana. In order to protect access to these transportation options, we have entered into agreements with terms up to 20 years. Across all transportation options, we currently have 10 million tons of export coal throughput capacity per year, and plan to increase capacity to 12 million tons of export coal throughput per year in the near-term and 20 million tons of export coal throughput per year in the long-term without investing significant additional capital. This broad market access enables us to maximize prices and margins realized for our coal sales.

Large, contiguous, high quality reserve base supports long mine lives and efficient, economic production expansion. We control over 3 billion tons of coal reserves, which we believe ranks us 5th among public companies in the United States and 10th among public companies globally. Almost all of our reserves are found in three large, contiguous blocks of coal: two in central Illinois and one in southern Illinois, where the size of reserves and the geologic conditions are favorable for longwall mining. The contiguous nature of our reserves enables us to develop centrally located mining complexes with long mine lives and enables us to utilize the same infrastructure to support future growth. This reduces the amount of development capital necessary to maintain and grow production levels.

Best-in-class management capabilities. Our chairman and senior operations personnel have, on average, more than 30 years of experience in the coal industry. They are hands-on operators and have substantial experience in efficient mine design and planning, increasing productivity, reducing costs, building infrastructure, implementing our marketing strategy and safe mining operations. In addition to their operating strengths, our senior executives have experience in identifying, acquiring, financing and integrating relevant businesses that will enhance the value of our assets.

Coal Market Overview

Coal remains an in-demand, cost-competitive energy source. According to the EIA, total United States electricity consumption is expected to grow by 6.0% from 2010 to 2025. Coal is expected to retain the largest share of electrical power generation in the United States, representing greater than a 40% share of domestic generation through 2025. Coal, particularly coal produced in the Illinois Basin, has historically been a low-cost source of energy relative to its substitutes because of the high prices for other fossil fuels. Coal also has a lower levelized capital cost relative to alternative energy sources, such as nuclear, hydroelectric, wind and solar power.

Demand for Illinois Basin coal is growing in the U.S. Many domestic utilities have installed or are planning to install scrubbers, which is expanding the market for high sulfur coal from the Illinois Basin and the Northern Appalachian region. According to Wood Mackenzie estimates, 208 GWs, or 66% of total capacity, of electric generating units in the United States will be scrubbed in 2012. Wood Mackenzie expects scrubbed capacity to increase to 254 GWs, or 100% of total capacity, by 2025. In addition, Wood Mackenzie forecasts an increase in domestic Illinois Basin coal demand of more than 97 million tons over the next 13 years, with much of the demand deriving from the South Atlantic and East South Central regions.

Expected long-term increases in international demand and the United States export market. We believe that the Pacific Basin demand for global seaborne thermal coal will continue to increase and create a shortfall in the Atlantic Basin supply as quantities of thermal coal from traditional European and South African suppliers shift to Asia over the decade. This will create growing export opportunities for United States and South American producers to export to coal-fired plants in Europe.

Developments in United States regional coal markets. Coal production in the Central Appalachian region of the United States has declined in recent years because of production challenges, reserve degradation and difficulties acquiring permits needed to conduct mining operations. In addition, underground mining operations have become subject to additional, more costly and stringent safety regulations, which have had the effect of increasing the operating costs of older mines with large areas to maintain.

Risk Factors

An investment in our common units involves risks. Those risks are described under the caption “Risk Factors” beginning on page 21 and include the following:

•

We may not have sufficient cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of costs and expenses, including reimbursement of expenses to our general partner.

•	Restrictions in the agreements governing our indebtedness could limit our ability to make distributions to our unitholders.

•

Coal prices have declined in the first half of 2012 as a result of decreased coal fired electrical generation due to a warm winter and low natural gas prices. A further decline in coal prices could adversely affect our results of operations and cash available for distribution to our unitholders.

•	We could be negatively impacted by the competitiveness of the global markets in which we compete and declines in the market demand for coal.

•

Our mining operations are subject to extensive and costly environmental laws and regulations, and such current and future laws and regulations could materially increase our operating costs or limit our ability to produce and sell coal.

•

Foresight Reserves owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Foresight Reserves, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, or initially to remove our general partner without its consent.

•	Unitholders will experience immediate and substantial dilution of $ per common unit.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of income even if they do not receive any cash distributions from us.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Foresight Energy GP LLC. Following this offering,     % of our outstanding common units and all of our outstanding subordinated units and incentive distribution rights will be owned, directly or indirectly, by Foresight Reserves. As a result of owning our general partner, Foresight Reserves will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. For more information about the executive officers and directors of our general partner, please read “Management.”

Following the consummation of this offering, neither our general partner nor Foresight Reserves will receive any management fee, but we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. In addition, pursuant to an administrative services agreement, Foresight Reserves will be entitled to reimbursement for certain expenses that it incurs on our behalf. Please read “Certain Relationships and Related Party Transactions.”

Our operations will be conducted through, and our operating assets will be owned by, our wholly-owned subsidiary, Foresight Energy LLC, and its subsidiaries. Foresight Energy Partners LP does not have any employees. All of the employees that conduct our business will be employed by our general partner or its subsidiaries.

The Cline Group, Foresight Reserves’ indirect parent, has well-established experience in the development and operation of coal mining facilities. Over the last 30 years, The Cline Group has acquired, permitted, developed or operated over 25 separate coal mining operations in Appalachia and the Illinois Basin. In September 2007, Riverstone Holdings LLC invested in Foresight Reserves. Riverstone is an energy and power-focused private equity firm with over $18 billion of equity capital across 7 private investment funds.

Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in good faith. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to Foresight Reserves. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Foresight Reserves and our general partner, on the other hand.

Our partnership agreement limits the liability and reduces the duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates as well as the procedures for review, approval and ratification of transactions with our affiliates that we expect our general partner will adopt, please read “Certain Relationships and Related Party Transactions.”

IPO Reorganization

In connection with the closing of this offering, the following transactions will occur:

•	Foresight Reserves will contribute all of its membership interests in Foresight Energy LLC to us;

•	we will issue to Foresight Reserves an aggregate of common units and subordinated units, representing a combined % limited partner interest in us;

•

we will issue to our general partner the incentive distribution rights, which entitle the holder to an increasing percentage, up to a maximum of 50% of the cash we distribute in excess of $         per unit per quarter, as described under “Distribution Policy and Restrictions on Distributions”;

•	we will issue common units to the public, representing a % limited partner interest in us, and will use the net proceeds from this offering as described under “Use of Proceeds”;

•	to the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to Foresight Reserves; and

•	to the extent the underwriters do not exercise their option to purchase additional common units, we will issue those common units to Foresight Reserves.

Our Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or “JOBS Act.” For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	submit for unitholder approval golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	when we have $1.0 billion or more in annual revenues;

•	when we have at least $700 million in market value of our common units held by non-affiliates;

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

See “Risk Factors—Pursuant to the JOBS Act our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company” and “Risk Factors—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”

Pro Forma Corporate Structure

The following chart summarizes our corporate structure after giving effect to this offering and the use of proceeds therefrom and the IPO Reorganization:

Percentage Interest
Public Common Units		%(1)
Interests of Foresight Reserves:
Common Units		%(1)
Subordinated Units		%
Non-Economic General Partner Interest		%(2)
Incentive Distribution Rights		%(3)

100.0%

(1)	Assumes no exercise of the underwriters’ option.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “How We Make Distributions To Our Partners—Partnership Interests—General Partner Interest.”
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. See “How We Make Distributions To Our Partners—Adjusted Operating Surplus—Incentive Distribution Rights”. Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. Incentive distribution rights will be issued to Foresight Energy GP LLC, our general partner, which is wholly-owned by Foresight Reserves.

(1) The list below details the names of our Operating Subsidiaries. Some of these Operating Subsidiaries rely on third-party contractors for their operations on an as-needed basis.

Williamson Energy, LLC
Hillsboro Energy LLC
Macoupin Energy LLC
Sugar Camp Energy, LLC
Foresight Coal Sales LLC
Savatran LLC
SITran LLC
Foresight Supply Company LLC
Foresight Energy Services LLC

Partnership Information

We are a Delaware limited partnership formed in January 2012. Our principal executive offices are located at 211 North Broadway, Suite 2600, Saint Louis, Missouri 63102. The telephone number of our principal offices is (314) 932-6160 and our website is www.foresight.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed or furnished to the SEC. The information on our website is not part of, and is not incorporated by reference into, this prospectus.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase an additional common units in full.

Units outstanding after this offering	common units and subordinated units.

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to Foresight Reserves upon the option’s expiration for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Foresight Reserves at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

Use of proceeds	We intend to use all of the net proceeds of this offering of approximately $ million (after deducting the underwriting discounts, expenses, and the structuring fee), or $ million if the underwriters’ option to purchase additional units is exercised in full, to make a distribution to Foresight Reserves. We will not retain any proceeds from this offering.

Distribution policy

We expect to make a minimum quarterly distribution in cash of $         ($         on an annualized basis) on each common unit and subordinated unit to the extent we have sufficient cash after the establishment of reserves and payment of fees and expenses. Distributions on the common units will be in cash, but during the PIK period described below, distributions on the subordinated units will be in the form of additional subordinated units. The effect of paying distributions on subordinated units in additional subordinated units, which we refer to as distributions in kind or distributions of equity, is as if we had paid cash distributions on those units to Foresight Reserves and Foresight Reserves had recontributed that cash to us in exchange for additional subordinated units. Notwithstanding that the subordinated units will not receive cash distributions during the PIK period, in order to make distributions in kind on these securities we will have to have sufficient operating surplus to have paid them in cash. After the PIK period, distributions on the subordinated units will be made in cash. Our ability to make distributions at the minimum quarterly distribution rate is subject to various restrictions and other factors. For example, certain provisions of the indenture governing our Senior Notes and our Senior Secured Credit Facility place restrictions on our ability to make cash distributions. We project that the full amount of the minimum quarterly distribution will be permitted to be paid in cash on our common units by these financing agreements in each quarter during the twelve months ending September 30, 2013. Please see “Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution” and “Risk Factors—Restrictions in the agreements governing our indebtedness could limit our ability to make distributions to our unitholders.”

We will pay a prorated distribution for the first quarter during which we are a publicly-traded partnership. Such distribution will cover the period from the closing date of this offering to and including , 2012. We expect to pay this cash distribution before , 2012.

We will pay quarterly distributions, if any, of cash or equity (as described below in “—Payment-In-Kind Distributions”), as applicable, in the following manner:

•	first, 100.0% to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 100.0% to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, 100.0% to the holders of the common and subordinated units pro rata, until each common and subordinated unit has received a distribution of $ .

If distributions to our unitholders exceed $ per unit in any quarter, our unitholders and the general partner (as holder of our incentive distribution rights) will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	General Partner
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as “incentive distributions.” The incentive distributions will be paid in cash. In certain circumstances, our general partner, or the subsequent holders of our incentive distribution rights, will have the right to reset the target distribution levels to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “How We Make Distributions to Our Partners—Adjusted Operating Surplus—Incentive Distribution Rights” and “—General Partner’s Right to Reset Incentive Distribution Levels.”

Pro forma cash available for distribution generated during the year ended December 31, 2011 and the twelve months ended June 30, 2012 were approximately $         million and $     million, respectively. The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering is approximately $         million (or an average of approximately $         million per quarter). As a result, for each of the year ended December 31, 2011 and the twelve months ended June 30, 2012, we would have generated available cash sufficient to pay 100% of the minimum quarterly distribution on all of our common units, but only approximately         % and         % of the minimum quarterly distribution on our subordinated units during those periods, respectively.

We believe, based on our financial forecast and related assumptions included in “Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash available to pay the minimum quarterly distribution of $ , in cash or in equity, as applicable, on all of our common and subordinated units for each quarter in the twelve months ending September 30, 2013. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Distribution Policy and Restrictions on Distributions.”

PIK period	The “PIK period” is the period during which distributions on the subordinated units will be made in additional subordinated units. The PIK period will commence on the date of the closing of the offering and end on the date that is the earlier of (i) August 15, 2017 (the maturity date of the Senior Notes) and (ii) the date by which we (a) redeem, repurchase, defease or retire the Senior Notes, or otherwise amend the indenture governing the Senior Notes and (b) amend or terminate our Senior Secured Credit Facility, which matures on August 15, 2014, in each case in a manner our general partner determines will be unlikely to materially impact the amount of cash distributions we can pay under our cash distribution policy then in effect. Following the end of the PIK period, each outstanding subordinated unit will be entitled to receive any distributions in cash. The purpose of this feature is to:

•	provide the Partnership with cash for reinvestment in expansion capital projects that otherwise would be paid to subordinated unitholders; and

•

support the payment of cash distributions in an amount equal to at least the minimum quarterly distribution to our common unitholders during the period in which we expect the provisions of the indenture and credit facility will restrict our ability to pay cash distributions to all unitholders in accordance with our distribution policy.

Any subordinated units that convert prior to the end of the PIK period pursuant to the applicable subordination test set forth below will convert into PIK common units. All distributions paid in respect of PIK common units will be in the form of additional PIK common units.

Determination of amount of payment-in-kind distributions	The number of subordinated units (or PIK common units) that will be distributed to a subordinated unit (or PIK common unit) in lieu of a cash distribution will equal a fraction, the numerator of which is the amount of the cash distribution paid on a common unit and the denominator of which is the volume-weighted average price of the common units for the 10 trading days immediately preceding the ex-dividend date for the associated distribution in respect of the common units.

While the subordinated units (or PIK common units) will not receive cash distributions during the PIK period, the distribution of additional subordinated units (or PIK common units) in lieu of cash distributions may substantially increase the number of units outstanding and the amount of cash required on a quarterly and annual basis to pay distributions on all units.

Subordinated units	Foresight Reserves initially will own, directly or indirectly, all of our subordinated units. Holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. During the PIK period, we will pay distributions on the subordinated units by issuing additional subordinated units. After the PIK period, we will pay distributions on the subordinated units in cash. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have (1) earned and paid (in cash or in kind, as applicable) at least $ per unit (the minimum quarterly distribution on an annualized basis) on each common, subordinated and PIK common unit for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2015; or (2) paid (in cash or in kind, as applicable) at least $ per unit (150.0% of the annualized minimum quarterly distribution) on each outstanding common, subordinated and PIK common unit for four consecutive quarters ending on or after September 30, 2013 without a material deviation from our distribution coverage policy, and earned an aggregate $ per unit amount over such period plus the related distribution on the incentive distribution rights. For the period after the closing of this offering through , 2012, we will adjust the quarterly distribution based on the actual length of the period, and use such adjusted distribution in determining whether the tests described in this paragraph have been satisfied for the quarter ending , 2012.

When the subordination period ends, all subordinated units will convert into an equal number of common units, unless conversion occurs prior to the end of the PIK period, in which case they will convert into PIK common units. After the end of the subordination period, common units will not be entitled to arrearages.

The subordinated units of any holder will also convert into common units upon the removal of our general partner other than for cause if no units held by such holder or its affiliates are voted in favor of that removal.

General partner’s right to reset the target distribution levels	Our general partner, as the initial holder of all of our incentive distribution rights, has the right, at any time after the PIK period when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the prior quarter equal to the distributions to our general partner on the incentive distribution rights in such quarter. Please read “How We Make Distributions To Our Partners—Adjusted Operating Surplus—General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Foresight Reserves will own an aggregate of     % of our outstanding units (or     % of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give Foresight Reserves the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Call right	If at any time our general partner and its affiliates own more than 80% of the outstanding aggregate common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” beginning on page 193 for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences” beginning on page 192.

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol “FELP.”

Summary Historical Consolidated Financial and Other Information

The following table sets forth our summary historical consolidated financial and other data, at the dates and for the periods indicated. The summary historical consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the summary historical consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from Foresight Energy LLC’s audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of June 30, 2011 and 2012 and the summary historical consolidated statements of operations data for the six months ended June 30, 2011 and 2012 have been derived from Foresight Energy LLC’s unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012 or for any future period. The summary financial information presented below should be read in conjunction with the information presented under “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto appearing in this prospectus.

Summary Historical Consolidated Financial and Other Information

(in thousands, except averages)

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2011	2010	2009	2012	2011
Revenues
Coal sales	$500,791	$362,592	$271,249	$355,185	$187,646

Costs and Expenses
Cost of coal sales (excluding depreciation, depletion and amortization)	174,183	130,610	101,528	128,891	63,741
Transportation expense	98,394	58,482	48,933	68,282	37,456
Depreciation, depletion and amortization	70,411	55,647	39,017	43,312	27,827
Accretion on asset retirement obligations	1,705	2,011	1,655	632	852
Selling, general, and administrative	38,894	28,367	22,610	13,315	15,140
Other operating (income) expense, net(1)	(791)	(2,611)	(3,208)	(10,149)	117
(Gain) loss on commodity contracts	(2,395)	—	—	—	4,521

Operating income	120,390	90,086	60,714	110,902	37,992

Other (income) and expense:
Interest income	(6)	(67)	(427)	(1)	—
Interest expense	38,199	40,498	47,052	34,490	22,978

Net income from continuing operations	82,197	49,655	14,089	76,413	15,014
Net loss from discontinued operations	—	(40,893)	(50,545)	—	—

Net income (loss)	82,197	8,762	(36,456)	76,413	15,014
Less: Net income attributable to non-controlling interests	104	909	246	86	38

Net income (loss) attributable to controlling interests	$82,093	$7,853	$(36,702)	$76,327	$14,976

Statement of Cash Flows
Net cash provided by operating activities	$103,143	$61,388	$85,480	$83,608	$11,749
Net cash used in investing activities	$(332,821)	$(272,117)	$(386,794)	$(134,340)	$(145,483)
Net cash provided by financing activities	$247,988	$196,091	$329,604	$44,235	$125,001
Investment in mining rights, equipment and development	$(336,020)	$(277,409)	$(326,525)	$(137,238)	$(145,483)

Balance Sheet Data (at period end)
Cash and investments in available-for-sale securities	$51,761	$33,451	$57,031	$45,264	$24,718
Property, plant, equipment, and mine development, net	$1,323,800	$995,425	$634,250	$1,410,694	$1,134,859
Total assets	$1,546,969	$1,131,880	$1,036,160	$1,701,560	$1,315,184
Total long-term debt(2)	$897,411	$605,390	$345,753	$911,188	$726,257
Total equity	$394,205	$282,066	$133,103	$461,337	$327,053

Other Data
Adjusted EBITDA(3)	$192,506	$147,744	$101,386	$154,846	$66,671
Capital expenditures	$(336,020)	$(277,409)	$(326,525)	$(137,238)	$(145,483)
Tons produced(4)	9,028	6,813	5,921	6,840	4,614
Tons sold(4)	8,773	6,730	5,635	5,886	3,450
Realized price per ton sold(5)	$57.08	$53.88	$48.14	$60.34	$54.39
Cash costs per ton sold(6)	$19.85	$19.41	$18.02	$21.90	$18.47

(1)	For the period ended December 31, 2009, this relates primarily to a one-time sale of equipment at Macoupin. For the six months ended June 30, 2012, $10 million was recognized as other operating income for a legal settlement with a customer on a coal sales contract.
(2)	Total long-term debt does not include $193.4 million as of June 30, 2012 and $143.5 million for all other periods presented of certain sale-leaseback financing obligations (including coal and surface leases) that are characterized as financing arrangements due to the involvement of certain of our affiliates in mining the reserves and utilizing the equipment related to the leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.” It also includes, among other items, other liabilities of discontinued operations.
(3)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization, accretion, and excludes the items or expenses as set forth below. Adjusted EBITDA is not a measure of performance defined in accordance with GAAP. However, management believes that Adjusted EBITDA is useful to investors in evaluating our performance because it is a commonly used financial analysis tool for measuring and comparing companies in our industry in areas of operating performance. Management believes that the disclosure of Adjusted EBITDA offers an additional view of our operations that, when coupled with the GAAP results and the reconciliation to GAAP results, provides a more complete understanding of our results of operations and the factors and trends affecting our business. Adjusted EBITDA should not be considered as an alternative to net income (loss) as an indicator of our performance or as an alternative to net cash provided by operating activities as a measure of liquidity. The primary material limitations associated with the use of Adjusted EBITDA as compared to GAAP results are (i) it may not be comparable to similarly titled measures used by other companies in our industry, and (ii) it excludes financial information that some may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between Adjusted EBITDA and GAAP results, including providing a reconciliation of Adjusted EBITDA to GAAP results, to enable investors to perform their own analysis of our operating results.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP measure, net income from continuing operations:

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2011	2010	2009	2012	2011
Net income from continuing operations	$82,197	$49,655	$14,089	$76,413	$15,014
Interest expense	38,199	40,498	47,052	34,490	22,978
Interest and securities income	(6)	(67)	(427)	(1)	—
Depreciation, depletion and amortization	70,411	55,647	39,017	43,312	27,827
Accretion on asset retirement obligations	1,705	2,011	1,655	632	852

Adjusted EBITDA	$192,506	$147,744	$101,386	$154,846	$66,671

(4)	Only includes tons produced and tons sold from our Williamson mine prior to January 1, 2010, as our Macoupin mine was in development during this period. Only includes tons produced and tons sold from our Williamson and Macoupin mines for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012, as our Sugar Camp and Hillsboro mines were in development. The tons sold in the first six months of 2012 include Williamson and Macoupin for the full period and Sugar Camp starting on March 1, 2012 when it concluded its development period. Macoupin produced and sold 0.2 million tons in the year ended December 31, 2009, for which revenues and costs associated with this production and coal sales were capitalized as mine development. Sugar Camp produced 0.9 and 0.3 million tons and sold 0.8 and 0.3 million tons for the years ended December 31, 2011 and 2010, respectively, and produced 0.2 and 0.4 million tons and sold 0.3 and 0.4 million tons for the six month periods ended June 30, 2012 and 2011, respectively and Hillsboro produced 0.5 and 0.02 million tons and sold 0.015 million and zero tons for the years ended December 31, 2011 and 2010, respectively, and produced 0.5 and 0.1 million tons and sold 0.6 million and no tons for the six month periods ended June 30, 2012 and 2011, respectively in each case, for which revenues and costs associated with this production and coal sales were capitalized as mine development.
(5)	Calculated as coal sales divided by tons sold. Average realized price per ton sold is not a GAAP metric and it may not be comparable to similarly titled measures used by other companies in the industry.
(6)	Calculated as cost of coal sales (excluding depreciation, depletion and amortization) divided by tons sold. Average costs of sales per ton sold and cash costs per ton are not GAAP metrics. These metrics may not be comparable to similarly titled measures used by other companies in our industry.

RISK FACTORS

An investment in our common units involves risks. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the risks described below, together with the other information in this prospectus, before investing in our common units. We cannot assure you that any of the events discussed in this prospectus will not occur. If they do, our business, financial condition, results of operation and cash available for distribution could be materially and adversely affected. In such case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment in, and expected return on, the common units.

Risks Related to Our Business

We may not have sufficient cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of costs and expenses, including reimbursement of expenses to our general partner. For the year ended December 31, 2011 and the twelve months ended June 30, 2012, in each case on a pro forma basis, we would not have generated sufficient cash to pay the full minimum quarterly distribution on all units.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $         per unit, or $         per unit per year. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $         million per quarter, or $         million per year. Our expected aggregate annual distribution amount for each of the forecast periods is based on the price assumptions set forth in “Distribution Policy and Restrictions on Distributions — Significant Forecast Assumptions.” If our price assumptions prove to be inaccurate, our actual distribution for the twelve months ending September 30, 2013 may be significantly lower than our forecasted distributions, or we may not be able to pay a distribution at all during that period.

The amount of available cash generated during the year ended December 31, 2011 and the twelve months ended June 30, 2012, in each case on a pro forma basis, would have been sufficient to pay 100% of the minimum quarterly distribution on all of our common units, but only approximately     % and     % of the minimum quarterly distribution on our subordinated units during those periods, respectively. For a calculation of our ability to make distributions to unitholders based on our historical financial results for the year ended December 31, 2011 and the twelve months ended June 30, 2012, as adjusted to reflect incremental general and administrative expenses we expect we will incur as a publicly-traded partnership, please read “Distribution Policy and Restrictions on Distributions.”

In addition, while the subordinated units (and any PIK common units) will not receive cash distributions during the PIK period, the distribution of additional subordinated units (or PIK common units, if applicable) may substantially increase the number of units that will be outstanding after the PIK period and, after the PIK period, the amount of cash required on a quarterly and annual basis to pay the full minimum quarterly distribution on all units.

The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of coal we are able to produce from our properties, which could be adversely affected by, among other things, operating difficulties and unfavorable geologic conditions;

•	the price at which we are able to sell coal, which is affected by the supply of and demand for domestic and foreign coal;

•	the level of our operating costs, including reimbursement of expenses to our general partner;

•	the price and availability of other fuels;

•	the impact of delays in the receipt of or failure to receive or revocation of necessary governmental permits;

•	the impact of existing and future environmental and climate change regulations, including those impacting coal-fired power plants;

•	prevailing economic and market conditions;

•	difficulties in collecting our receivables because of credit or financial problems of customers;

•	the effects of new or expanded health and safety regulations;

•	domestic and foreign governmental regulation, including changes in governmental regulation of the mining industry or the electric utility industry;

•	the proximity to and capacity of transportation facilities;

•	changes in tax laws; and

•	force majeure.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Distribution Policy and Restrictions on Distributions.”

Restrictions in the agreements governing our indebtedness could limit our ability to make distributions to our unitholders.

The indenture governing our Senior Notes and our Senior Secured Credit Facility prohibit us from making distributions to unitholders if any default or event of default (as defined in the each agreement) exists. In addition, both the agreements contain covenants limiting our ability to pay distributions to unitholders to amounts that we refer to as each agreement’s “restricted payment basket.” The restricted payment basket of the Senior Secured Credit Facility consists of, in pertinent part, aggregate net proceeds of capital contributions and certain other investment returns plus 50% of consolidated net income (or, less 50% of consolidated net loss) accrued on a cumulative basis. The restricted payment basket of the indenture governing our Senior Notes consists of, in pertinent part, aggregate net proceeds of capital contributions and certain other investment returns plus 50% of consolidated net income (or, less 100% of consolidated net loss) accrued on a cumulative basis. Accordingly, non-cash losses, such as an impairment of the value of our properties, will reduce the respective restricted payment basket. As of June 30, 2012, our restricted payments basket under the Senior Secured Credit Facility and indenture governing our Senior Notes were equal to approximately $                 million and $                 million, respectively. The aggregate minimum quarterly distribution on our common units will be $                 million. Our Senior Notes mature in August 2017 and our Senior Secured Credit Facility matures in August 2014. If the amount in each restricted payment basket in respect of any quarter is materially reduced or does not increase at a sufficient rate to cover our distribution rate, we may be restricted in paying all or part of the minimum quarterly distribution to our unitholders. See “Description of Indebtedness.”

We are a holding company with no independent operations or assets. Distributions to our unitholders are dependent on cash flow generated by our subsidiaries.

We are a holding company. All of our operations are conducted and all of our assets are owned by our direct and indirect subsidiaries. Consequently, our cash flow and our ability to meet our obligations or to pay cash distributions to our unitholders will depend upon the cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends or otherwise. The ability of our subsidiaries to make any payments to us will depend on their earnings, the terms of their indebtedness and legal restrictions applicable to them. In particular, the terms of certain indebtedness of our subsidiaries place significant limitations on the ability of our subsidiaries to pay dividends to us, and thus on our ability to pay distributions to our unitholders. See “Description of Indebtedness.” In the event that we do not receive distributions or dividends from our subsidiaries, we may be unable to make cash distributions to our unitholders.

The assumptions underlying our forecast of cash available for distribution included in “Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

Our forecast of cash available for distribution set forth in “Distribution Policy and Restrictions on Distributions” has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

The amount of cash we have available for distribution to our partners depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income.

We are dependent on our Williamson and Sugar Camp complexes and suspension of production at any of these complexes may materially adversely affect our business.

We are dependent upon the continuous operation of Williamson and Sugar Camp to fulfill substantially all of our sales commitments. If any of these operations were to cease production for any reason, it would have a material adverse effect on our results of operations, business and financial position, as well as our ability to pay distributions to our unitholders.

Sugar Camp recently started operating its longwall mining system and the Hillsboro longwall mining system is still under development. Neither system may achieve anticipated productive capacity and one or both may experience unanticipated costs or be delayed or not completed at all.

The development of a longwall mining system is a complex and challenging process that may take longer and cost more than estimated, or not be completed at all. In addition, anticipated productive capacity may not be achieved. We may encounter additional adverse geological conditions or delays in obtaining, maintaining or renewing required construction, environmental or operating or mine design permits. Construction delays cause reduced production and cash flow while certain fixed costs, such as minimum royalties and debt payments, must still be paid on a predetermined schedule. Once production begins, if any of our longwalls were to cease production for any reason, it would have a material adverse effect on our results of operations, business and financial position, as well as our ability to pay distributions to our unitholders.

Our future success depends upon our ability to obtain necessary permits to mine all of our coal reserves.

In order to develop our coal reserves that are economically recoverable, we must obtain, maintain or renew various governmental permits. We make no assurances that we will be able to obtain, maintain or renew any of the governmental permits that we need to continue developing our proven and probable coal reserves. The inability to conduct mining operations may have a material adverse effect on our results of operations, business and financial position, as well as the ability to pay distributions to our unitholders.

Our business requires substantial capital expenditures and we may not have access to the capital required to reach full productive capacity at our mines.

Expanding mines and infrastructure and maintenance of existing operations is capital intensive. Specifically, the exploration, permitting and development of coal reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While a significant amount of the capital expenditures required to build-out our mines has been spent, we must continue to invest capital to maintain or to increase our production. We estimate that we will invest additional capital of between $240.0 million to $375.0 million for each new longwall mining system. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our capital expenditures. Our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders may be materially adversely affected if we cannot make such capital expenditures.

A substantial or extended decline in coal prices or increase in the costs of mining or transporting coal could adversely affect our operating results and the value of our coal reserves.

Our operating results depend, in part, on the margins that we receive on sales of our coal. Our margins reflect the price we receive for our coal over our cost of producing and transporting our coal and depend upon many factors, including:

•	The market price for coal;

•	The supply of, and demand for, domestic and foreign coal;

•	Competition from other coal suppliers;

•	Advances in power technologies;

•	The efficiency of our mines;

•	The pricing terms contained in our long-term contracts;

•	Cancellation or renegotiation of contracts;

•	Legislative, regulatory and judicial developments, including those related to the release of GHG;

•	The cost of using, and the availability of, other fuels, including the effects of technological developments;

•	Air emission, wastewater discharge and other environmental standards for coal-fired power plants and technologies developed to help meet these standards;

•	Delays in the receipt of, or failure to receive, or revocation of necessary government permits;

•	Weather conditions;

•	The availability and cost of fuel, equipment and other supplies;

•	Transportation costs;

•	The availability of transportation infrastructure, including flooding and railroad derailments;

•	The cost and availability of our contract miners;

•	The availability of skilled employees; and

•	Work stoppages or other labor difficulties.

Substantial or extended declines in the price that we receive for our coal or increases in the costs of mining or transporting our coal could have a material adverse effect on our operating results and our ability to generate the cash flows we require to invest in our operations, satisfy our obligations and pay distributions to unitholders.

We face numerous uncertainties in estimating our economically recoverable coal reserves and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Coal is economically recoverable when the price at which our coal can be sold exceeds the costs and expenses of mining and selling the coal. Forecasts of our future performance are based on, among other things, estimates of our recoverable coal reserves. We base our reserve information on engineering, economic and geological data assembled and analyzed by third parties and our staff, which includes various engineers and geologists. The reserve estimates as to both quantity and quality are updated from time to time to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves necessarily depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include:

•	Geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experience in areas we currently mine;

•	Future coal prices, operating costs and capital expenditures;

•	Severance and excise taxes, royalties and development and reclamation costs;

•	Future mining technology improvements;

•	The effects of regulation by governmental agencies;

•	Ability to obtain, maintain and renew all required permits;

•	Employee health and safety; and

•	Historical production from the area compared with production from other producing areas.

As a result, actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves. Any material inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability which could materially adversely affect our ability to pay distributions to our unitholders.

We may not be able to obtain equipment, parts and raw materials in a timely manner, in sufficient quantities or at reasonable costs to support our coal mining and transportation operations.

We use equipment in our coal mining and transportation operations such as continuous miners, conveyors, shuttle cars, roof bolters, shearers and shield trains. We procure this equipment from a concentrated group of suppliers, and obtaining this equipment often involves long lead times. Occasionally, demand for such equipment by mining companies can be high and some types of equipment may be in short supply. Delays in receiving or shortages of this equipment, as well as the raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of our supply contracts under which we obtain equipment and other consumables, could limit our ability to obtain these supplies or equipment. In addition, if any of our suppliers experiences an adverse event, or decides to no longer do business with us, we may be unable to obtain sufficient equipment and raw materials in a timely manner or at a reasonable price to allow us to meet our production goals and our revenues may be adversely impacted. We use considerable quantities of steel in the mining process. If the prices of steel or other materials continue to increase or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses will increase, which could materially and adversely impact our profitability.

Major equipment and plant failures could reduce our ability to produce and ship coal and materially and adversely affect our results of operations.

We depend on several major pieces of equipment and plants to produce and ship our coal, including, but not limited to, longwall mining systems, preparation plants, and transloading facilities. If any of these pieces of equipment or facilities suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation, or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost which would impact our ability to produce and ship coal and materially and adversely affect our results of operations, business and financial condition and our ability to pay distributions to our unitholders.

We are involved in legal proceedings that if determined adversely to us, could significantly impact our profitability, financial position or liquidity.

We are or may be involved in various legal proceedings that arise in the ordinary course of business. Some of the lawsuits seek fines or penalties and damages in very large amounts, or seek to restrict our business activities. In particular, we are subject to legal proceedings relating to our receipt of and compliance with permits under the SMCRA and the CWA and to other legal proceedings relating to environmental matters involving current and historical operations, ownership of land, or permitting. It is currently unknown what the ultimate resolution of these proceedings will be, but these proceedings could have a material adverse effect on our results of operations, cash flows and financial condition as well as our ability to make distributions to our unitholders. See “Business—Legal Proceedings and Liabilities.”

Failure to meet certain provisions in our coal supply agreements could result in economic penalties.

Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as heat value, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, purchasing replacement coal in a higher priced open market, rejection of deliveries or termination of the contracts. In some of the contract price adjustment provisions, failure of the parties to agree on price adjustments may allow either party to terminate the contract.

Many agreements also contain provisions that permit the parties to adjust the contract price upward or downward for specific events, including changes in the laws regulating the timing, production, sale or use of coal. Moreover, a limited number of these agreements permit the customer to terminate the contract if transportation costs, which are typically borne by the customer, increase substantially or, in the event of changes in regulations affecting the coal industry, that increase the price of coal beyond specified amounts.

Substantially all of our coal sales contracts are forward sales contracts. If the production costs underlying these contracts increase, our results of operations could be materially and adversely affected.

Substantially all of our coal sales contracts are forward sales contracts under which customers agree to pay a specified price under their contracts for coal to be delivered in future years. The profitability of these contracts depends on our ability to adequately control the costs of the coal production underlying the contracts. These production costs are subject to variability due to a number of factors, including increases in the cost of labor, supplies or other raw materials. We occasionally enter into hedge or other arrangements to offset the cost variability underlying these forward sales contracts. To the extent our costs increase but pricing under these coal sales contracts remains fixed, we will be unable to pass increasing costs on to our customers. If we are unable to control our costs, our profitability under our forward sales contracts may be impaired and our results of operations, business and financial condition, and our ability to make distributions to our unitholders could be materially and adversely affected.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

We derived approximately 25% and 26% of our total coal revenues from our two largest customers for the year ended December 31, 2011 and the six month period ended June 30, 2012, respectively. Negotiations to extend existing agreements or enter into long-term agreements with those and other customers may not be successful, and those customers may not continue to purchase coal from us. If any of our top customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to our top customers on terms as favorable to us as the terms under our current contracts, our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders may be materially adversely affected.

Certain of our customers may seek to defer contracted shipments of coal, which could affect our results of operations and liquidity.

From time to time, certain customers have sought and others may seek to delay shipments or request deferrals under existing agreements. There is no assurance that we will be able to resolve existing and potential deferrals on favorable terms, or at all. Any such deferrals may have an adverse effect on our business, results of operations and financial condition.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Many utilities have sold their power plants to non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, some of our customers have been adversely affected by the current economic downturn, which may impact their ability to fulfill their contractual obligations. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default. We also have contracts to supply coal to energy trading and brokering customers under which those customers sell coal to end users. If the creditworthiness of any of our energy trading and brokering customers declines, we may not be able to collect payment for all coal sold and delivered to or on behalf of these customers. An inability to collect payment from these counterparties may materially adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

Some of our customers blend our coal with coal from other sources, making our sales dependent upon our customers locating additional sources of coal.

Our coal’s characteristics, particularly the sulfur or chlorine content, are such that many of our customers blend our coal with other purchased supplies of coal before burning it in their boilers. Some of our current or future coal sales may therefore be dependent in part on those customers’ ability to locate additional sources of coal with offsetting characteristics which may not be available in the future on terms that render the customers’ overall cost of blended coal economic. A loss of business from such customers may materially adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

Our operations are subject to risks, some of which are not insurable, and we cannot assure you that our existing insurance would be adequate in the event of a loss.

Insurance against certain risks, including certain liabilities for environmental pollution or hazards, may not be generally available to us or other companies within the mining industry. We cannot assure you that insurance coverage will be available in the future at commercially reasonable costs, or at all, or that the amounts for which we are insured or that we may receive, or the timing of any such receipt, will be adequate to cover all of our losses. Uninsured events may adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business.

At June 30, 2012, our total long-term indebtedness (excluding our sale-leaseback financing obligations) was approximately $911.2 million, including our Senior Notes, Senior Secured Credit Facility and longwall financings. At June 30, 2012, we had unused capacity of $93.0 million under our Senior Secured Credit Facility and $29.0 million under our longwall financings. Our substantial indebtedness could adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders:

•	making it more difficult for us to satisfy our debt obligations;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•

limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who have less leverage and who therefore may be able to take advantage of opportunities that our leverage prevents us from exploiting; and

•	increasing our vulnerability to adverse economic, industry or competitive developments.

In addition, our Senior Secured Credit Facility, Senior Notes, Sugar Camp financing arrangement and Hillsboro financing arrangement contain various covenants, including financial covenants and restrictions on dividends, liens, investments and other indebtedness, that limit our ability to conduct certain activities. Moreover, we are required to comply with certain financial covenants under our Senior Secured Credit Facility, Sugar Camp financing arrangement, Hillsboro financing arrangement and our ability to make certain restricted payments under the indenture governing our Senior Notes is tied to, among other things, and subject to specified exceptions, our adjusted EBITDA to fixed charge coverage ratio. See “Description of Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Long-term Debt and Financing Arrangements” for a description of these financing arrangements.

Our ability to generate the significant amount of cash needed to service our debt and financial obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to make payments on our indebtedness. If we are unable to fund our debt service obligations, it will have an adverse effect on our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our existing or future debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

We have future mine closure and reclamation obligations the timing of and amount for which are uncertain. In addition, our failure to maintain required financial assurances could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease the coal.

In view of the uncertainties concerning future mine closure and reclamation costs on our properties, the ultimate timing and future costs of these obligations could differ materially from our current estimates. At June 30, 2012, we recorded total asset retirement obligations of approximately $20.5 million. Our estimates for this future liability are subject to change based on new or amendments to existing applicable laws and regulation, the nature of ongoing operations and technological innovations. Although we accrue for future costs, we do not reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness and other contractual commitments and pay distributions to unitholders. We cannot assure you that we will be able to obtain financing on satisfactory terms to fund these costs or at all.

In addition, regulatory authorities require us to provide financial assurance to secure, in whole or in part, our future reclamation projects. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Currently, the security we provide consists of surety bonds. The premium rates and terms of the surety bonds are subject to annual renewals. Our failure to maintain, or inability to acquire, surety bonds or other forms of financial assurance that are required by applicable law, contract or permit could adversely affect our ability to operate. That failure could result from a variety of factors including the lack of availability, higher expense or unfavorable market terms of new surety bonds or other forms of financial assurance. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. Additionally, any capital resources that we do utilize for this purpose will reduce our resources available for our operations and commitments as well as our ability to pay distributions to our unitholders.

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct mining operations on these properties or result in significant unanticipated costs.

Substantially all of our coal reserves are leased or subleased from affiliates. A title defect or the loss of any lease upon expiration of its term, upon a default or otherwise, could adversely affect our ability to mine the associated reserves and/or process the coal that we mine. Title to most of our owned or leased properties and mineral rights is not usually verified until we make a commitment to mine a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. In some cases, we rely on title information or representations and warranties provided by our lessors or grantors. Our right to mine certain of our reserves has in the past been, and may again in the future be, adversely affected if defects in title, boundaries or other rights necessary for mining exist or if a lease expires. Any challenge to our title or leasehold interests could delay the mining of the property and could ultimately result in the loss of some or all of our interest in the property. From time to time we also may be in default with respect to leases for properties on which we have mining operations. In such events, we may have to close down or significantly alter the sequence of such mining operations which may adversely affect our future coal production and future revenues. If we mine on property that we do not own or lease, we could incur liability for such mining and be subject to regulatory sanction and penalties. Also, in any such case, the investigation and resolution of title issues would divert management’s time from our business and our results of operations could be adversely affected. Additionally, if we lose any leasehold interests relating to any of our preparation plants, we may need to find an alternative location to process our coal and load it for delivery to customers, which could result in significant unanticipated costs.

In order to obtain, maintain or renew leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself. As a result, our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders may be materially adversely affected.

Substantially all of our coal reserves are leased or subleased from affiliates and are subject to minimum royalty payments that are due regardless of whether coal is actually mined.

Substantially all of the reserves that our operating companies currently mine and will mine are leased or subleased from affiliates. Each of those leases requires that minimum royalties be paid regardless of production levels from the leased reserves. See “Business—Coal Reserves” for details regarding these minimum royalties. If certain operations do not meet production goals then we could suffer shortage of cash due to the ongoing requirement to pay minimum royalty payments despite a lack of production and the attendant sales revenue. As a result, our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders may be materially adversely affected.

Significant increases in, or the imposition of new, taxes we pay on the coal we produce could materially and adversely affect our results of operations.

A substantial portion of our operations are in Illinois. If Illinois were to impose a state severance tax or any other tax applicable solely to our Illinois operations, we may be significantly impacted and our results of operations, business and financial condition, as well as the ability to pay distributions to our unitholders. could be materially and adversely affected. Any imposition or change in the Illinois state severance tax or any county tax could disproportionately impact us relative to our competitors that are more geographically diverse.

We operate our mines with a lean work force. Our ability to operate our mines efficiently and profitably could be impaired if we lose, or fail to continue to attract, key qualified contractors.

We manage our business with a number of key contractors at each location. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified contractors. We cannot be certain that key contractors will continue to be contracted by us or that we will be able to attract and retain qualified contractors in the future. Failure to retain or attract key contractors could have a material adverse effect on our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

We operate our mines with a work force that is contracted through our operators. While none of our contractors’ employees are members of unions, our work force may not remain non-union in the future.

None of our contractors’ employees are represented under collective bargaining agreements. However, all of our work force may not remain non-union in the future, and proposed legislation, could, if enacted, make union organization more likely. If some or all of our current operations were to become unionized, it could adversely affect our productivity, increase our labor costs and increase the risk of work stoppages at our mining complexes. In addition, even if we remain non-union, our operations may still be adversely affected by work stoppages at our facilities or at unionized companies, particularly if union workers were to orchestrate boycotts against our contractors.

A shortage of skilled mining labor in the United States could decrease our labor productivity and increase our labor costs, which would adversely affect our profitability.

Efficient coal mining using complex and sophisticated techniques and equipment requires skilled laborers, preferably with at least one year of experience, and proficiency in multiple mining tasks, including mining equipment maintenance. Any shortage of skilled mining labor reduces the productivity of our experienced employees who must assist in training unskilled employees. If a shortage of experienced labor occurs, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

Failures of contractor-operated sources to fulfill the delivery terms of their contracts with us could adversely affect our operations and reduce our profitability.

Within our normal mining operations, we utilize contract miners for all of our coal production and transportation or transloading companies to deliver our coal. If any of the contract mining or contract transportation companies with whom we contract go bankrupt or were otherwise unavailable to provide their services, our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders could be materially affected. Our contract miners and contract transportation or transloading companies pass their costs to us. Our profitability or exposure to loss on transactions or relationships such as these is dependent upon a variety of factors, including the reliability of the contractor; the price and financial viability of the contractor; our willingness to reimburse temporary cost increases experienced by the contractor; our ability to pass on contractor cost increases to customers; our ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market; and other factors.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies depends, in part, on the continued contributions of our executive officers and other key employees. The loss of any of our key senior executives could have a material adverse effect on our business unless and until we find a replacement. A limited number of persons exist with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled personnel with coal industry experience. Competition for these persons in the coal industry is intense and we may not be able to successfully recruit, train or retain qualified managerial personnel. As a public company, our future success also will depend on our ability to hire and retain management with public company experience. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

Coal mining operations are subject to inherent risks and are dependent on many factors and conditions beyond our control, any of which may adversely affect our productivity and our financial condition.

Our mining operations, including our transportation infrastructure, are influenced by changing conditions that can affect the safety of our workforce, production levels, delivery of our coal and costs for varying lengths of time and, as a result, can diminish our revenues and profitability. In particular, underground mining and related processing activities present inherent risks of injury to persons and/or property and damage to equipment. A shutdown of any of our mines or prolonged disruption of production at any of our mines or transportation of our coal to customers would result in a decrease in our revenues and profitability, which could be material. Certain factors affecting the production and sale of our coal that could result in decreases in our revenues and profitability include:

•	Adverse geologic conditions including floor and roof conditions, variations in seam height and washouts;

•	Fire or explosions from methane, coal or coal dust or explosive materials;

•	Industrial accidents;

•	Seismic activities, ground failures, rock bursts or structural cave-ins or slides;

•	Delays in the receipt of, or failure to receive, or revocation of necessary government permits;

•	Changes in the manner of enforcement of existing laws and regulations.

•	Changes in laws or regulations, including permitting requirements and the imposition of additional regulations, taxes or fees;

•	Accidental or unexpected mine water inflows;

•	Delays in moving our longwall equipment;

•	Railroad derailments;

•	Inclement or hazardous weather conditions and natural disasters, such as heavy rain, high winds and flooding;

•	Environmental hazards;

•	Interruption or loss of power, fuel, or parts;

•	Increased or unexpected reclamation costs;

•	Equipment availability, replacement or repair costs; and

•	Mining and processing equipment failures and unexpected maintenance problems;

These risks, conditions and events could result in damage to, or destruction of value of, our coal properties, our coal production or transportation facilities, personal injury or death, environmental damage to our properties or the properties of others, delays or prohibitions on mining our coal or in the transportation of coal, monetary losses and potential legal liability, and could have a material adverse effect on our operating results and our ability to generate the cash flows we require to invest in our operations and satisfy our obligations. Our insurance policies only provide limited coverage for some of these risks and will not fully cover these risks. Significant mine accidents could occur, potentially resulting in a mine shutdown, and could have a substantial impact on our results of operations, financial condition or cash flows. These risks, conditions or events have had, and can be expected in the future to have, a significant impact on our business and operating results.

A decrease in the use of coal by electric utilities could affect our ability to sell the coal we produce.

Coal powers 42% of the world’s electricity needs and the domestic electricity generation industry accounts for approximately 95% of domestic coal consumption. The amount of coal consumed by the electric generation industry is affected primarily by the overall demand for electricity, environmental and other governmental regulations, and the price and availability of renewable energy sources, including biomass, hydroelectric, wind and solar power, and other non-renewable fuel sources, including natural gas and nuclear. For example, the relatively recent low price of natural gas has resulted, in some instances, in domestic generators increasing natural gas consumption while decreasing coal consumption. Future environmental regulation of GHG emissions could accelerate the use by utilities of fuels other than coal. Domestically, state and federal mandates for increased use of electricity derived from renewable energy sources could affect demand for our coal. A number of states have enacted mandates that require electricity suppliers to rely on renewable energy sources in generating a certain percentage of power. Such mandates, combined with other incentives to use renewable energy sources, such as tax credits, could make alternative fuel sources more competitive with coal. A decrease in coal consumption by the electric generation industry could adversely affect the price of coal, which could negatively affect our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

Competition within the coal industry may adversely affect our ability to sell coal and excess production capacity in the industry could put downward pressure on coal prices.

We compete with other producers primarily on the basis of price, coal quality, transportation cost and reliability of delivery. We cannot assure you that competition from other producers will not adversely affect us in the future. The coal industry has experienced consolidation in recent years, including consolidation among some of our major competitors. As a result, a substantial portion of coal production is from companies that have significantly greater resources than we do. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us. In addition, potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal producers operating in countries other than the United States, where our mining operations are currently located. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable trading or other arrangements. We compete directly for United States and international coal sales with numerous other coal producers located in the United States and internationally, in countries such as Australia, China, India, South Africa, Indonesia, Russia and Colombia. The price of coal in the markets into which we sell is also influenced by the price of coal in the markets in which we do not sell our coal because significant oversupply of coal from other markets could materially reduce the prices we receive for our coal. Increases in coal prices could encourage the development of expanded capacity by new or existing coal producers, which could result in lower coal prices. As a result, our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders may be materially adversely affected.

The availability or reliability of current transportation facilities and our current dependence on a single rail carrier for transport from Williamson could affect the demand for our coal or temporarily impair our ability to supply coal to our customers. In addition, our inability to expand our transportation capabilities and options could further impair our ability to deliver coal efficiently to our customers.

Coal producers depend upon rail, barge, truck, overland conveyor, ocean-going vessels and port facilities to deliver coal to customers. Disruption of these transportation services because of weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, transportation delays, lack of rail or port capacity or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations, cash flows and financial condition.

Currently, coal produced at Williamson is transported to our customers by a single rail carrier. If there are significant disruptions in the rail services provided by that carrier, then costs of transportation for our coal could increase substantially until we develop our alternative rail right-of-way. Additionally, if there are disruptions of the transportation services provided by the railroad and we are unable to find alternative transportation providers to ship our coal, our business and profitability could be adversely affected. While we currently have contracts in place for transportation of coal from our facilities and have continued to develop alternative transportation options, there is no assurance that we will be able to renew these contracts or to develop these alternative transportation options on terms that remain favorable to us. Any failure to do so could have a material adverse impact on our financial position and results of operations.

Significant increases in transportation costs could make our coal less competitive when compared to other fuels or coal produced from other regions.

Transportation costs represent a significant portion of the total cost of coal for our customers, and the cost of transportation is an important factor in a customer’s purchasing decision. Increases in transportation costs, including increases resulting from emission control requirements and fluctuations in the price of diesel fuel and demurrage, could make coal a less competitive source of energy when compared to other fuels such as natural gas, or could make our coal production less competitive than coal produced in other regions of the United States or abroad.

Significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country and from abroad, including coal imported into the United States. Coordination of the many eastern loading facilities, the large number of small shipments, terrain and labor issues all combine to make shipments originating in the eastern United States inherently more expensive on a per ton-mile basis than shipments originating in the western United States. Historically, high coal transportation rates and transportation constraints from the western coal producing areas into eastern United States markets limited the use of western coal in those markets. However, a decrease in rail rates or an increase in rail capacity from the western coal producing areas to markets served by eastern United States producers could create major competitive challenges for eastern producers. Increased competition due to changing transportation costs could have an adverse effect on our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

Our ability to mine and ship coal may be affected by adverse weather conditions, which could have an adverse effect on our revenues.

Adverse weather conditions can impact our ability to mine and ship our coal and our customers’ ability to take delivery of our coal. Lower than expected shipments by us during any period could have an adverse effect on our revenues. For example, in the second quarter of 2011 heavy rain impacted our ability to ship coal. In addition, severe weather may affect our ability to conduct our mining operations and severe rain, ice or snowfall may affect our ability to load and transport coal. If we are unable to conduct our operations due to severe weather, our business could be materially and adversely affected.

As our existing coal supply agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing coal purchasing patterns or other variables.

We will compete with other coal suppliers to renew expiring agreements or to obtain new sales. If we cannot renew these coal supply agreements with our customers or find alternate customers willing to purchase our coal, our revenue and operating profits could suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms. The global recession experienced in 2008 and 2009 resulted in decreased demand worldwide for electricity. Any decrease in demand may cause our customers to delay negotiations for new contracts and/or request lower pricing terms. Furthermore, uncertainty caused by laws and regulations affecting electric utilities could deter our customers from entering into long-term coal supply agreements. Some long-term contracts contain provisions for termination due to environmental changes if these changes prohibit utilities from burning the contracted coal. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the spot market that can be significantly more volatile than the pricing structure negotiated through a long-term coal supply agreement. This volatility could materially adversely affect our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders if spot market pricing for coal is unfavorable.

The current challenging economic environment, along with difficult and volatile conditions in the capital and credit markets, could materially adversely affect our financial position, results of operations or cash flows, and we are unsure whether these conditions will improve in the near future.

The United States economy and global credit markets remain volatile. Worsening economic conditions or factors that negatively affect the economic health of the United States and Europe could reduce our revenues and thus adversely affect our results of operations. The recent financial and sovereign debt crises in North America and Europe have led to a global economic slowdown, with the economies of those regions showing significant signs of weakness resulting in greater volatility in the United States economy and in the global capital and credit markets. These markets have been experiencing disruption, including, among other things, volatility in security prices, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others, failure and potential failures of major financial institutions, unprecedented government support of financial institutions and high unemployment rates. Instability in consumer confidence and increased unemployment have increased concerns of prolonged economic weakness. Furthermore, these developments may adversely affect the ability of our customers and suppliers to obtain financing to perform their obligations to us. We are unable to predict the duration and severity of the current crisis or determine the specific impact of the current economic conditions on our business at this time, but we believe that further deterioration or a prolonged period of economic weakness will have an adverse impact on our results of operations, business and financial condition, as well as our ability to pay distributions to our unitholders.

Risks Related to Environmental, Health, Safety and Other Regulations

Our mining operations, including our transportation infrastructure, are extensively regulated, which imposes significant costs on us, and changes to existing and potential future regulations or violations of regulations could increase those costs or limit our ability to produce coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities on matters such as:

•	Surface subsidence from underground mining;

•	Employee health and safety;

•	Permits and other licensing requirements;

•	Remediation of contaminated soil, surface water and groundwater;

•	Air emissions;

•	Water quality standards;

•	The discharge of materials into the environment, including waste water;

•	Storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands;

•	Protection of human health, plant life and wildlife, including endangered and threatened species;

•	Reclamation and restoration of mining properties after mining is completed;

•	Wetlands protection;

•	Dam permitting; and

•	The effects, if any, that mining has on groundwater quality and availability.

Because we engage in longwall mining at Williamson and Sugar Camp and intend to do so at Hillsboro, subsidence issues are particularly important to our operations. Failure to timely secure subsidence rights or any associated mitigation agreements, or any related regulatory action, could materially affect our results by causing delays or changes in our mining plan through stoppages or increased costs because of the necessity of obtaining such rights.

In addition, the utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal. It is possible that new environmental legislation or regulations may be adopted, or that existing laws or regulations may be differently interpreted or more stringently enforced, any of which could have a significant impact on our mining operations or our customers’ ability to use coal.

Because of the extensive and detailed nature of these regulatory requirements, it is extremely difficult for us and other underground coal mining companies in particular, as well as the coal industry in general, to comply with all requirements at all times. We have been cited for violations of regulatory requirements in the past and we expect to be cited for violations in the future. None of our violations to date has had a material impact on our operations or financial condition, but future violations may have a material adverse impact on our business, result of operations or financial condition. While it is not possible to quantify all of the costs of compliance with applicable federal and state laws and associated regulations, those costs have been and are expected to continue to be significant. Compliance with these laws and regulations, and delays in the receipt of, or failure to receive or revocation of necessary government permits, can substantially increase the cost of coal mining or have a material adverse effect on our results of operations, cash flows and financial condition.

We may be unable to obtain, maintain or renew permits necessary for our operations, which would materially and adversely affect our production, cash flow and profitability.

Mining companies must regularly obtain, maintain or renew a number of permits that impose strict requirements on various environmental and operational matters in connection with coal mining. These include permits issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing mine development or operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ claims to challenge the issuance or renewal of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued in a timely fashion or renewed at all, or permits issued or renewed may not be maintained, may be challenged or may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would materially reduce our production, cash flow, and profitability. For example, the principal operating permit for Hillsboro, issued in 2009 under SMCRA by the IDNR, is currently being challenged by an environmental organization and several individuals which, if successful, could result in delay, modification or cessation of activities at the mine site, any of which could materially and adversely affect our production, cash flow and profitability. See “Business—Legal Proceedings and Liabilities.”

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations. See “Environmental and Other Regulatory Matters.”

Extensive governmental regulation pertaining to employee safety and health imposes significant costs on our mining operations and could materially and adversely affect our results of operations.

Federal and state safety and health regulations in the coal mining industry are among the most comprehensive and pervasive systems for protection of employee safety and health affecting any segment of United States industry. Compliance with these requirements imposes significant costs on us and can result in reduced productivity.

The possibility exists that new health and safety legislation and/or regulations and orders may be adopted that may materially and adversely affect our mining operations. For example, in response to underground mine accidents in the last decade, state and federal legislatures and regulatory authorities have increased scrutiny of mine safety matters and adopted more stringent requirements governing all forms of mining, including increased sanctions for and disclosure regarding non-compliance. In 2006, Congress enacted the Mine Improvement and New Emergency Response Act, or MINER Act, which imposed additional obligations on all coal operators, including, among other matters:

•	The development of new emergency response plans;

•	Ensuring the availability of mine rescue teams;

•	Prompt notification to federal authorities of incidents that pose a reasonable risk of death; and

•	Increased penalties for violations of the applicable federal laws and regulations.

There is also a possibility that new federal legislation pending in Congress known as the Supplemental Mine Improvement and New Emergency Response Act, or S-MINER Act, could be enacted. Various states also have enacted new laws and regulations addressing many of these same subjects.

Federal and state health and safety authorities inspect our operations, and we anticipate a significant increase in the frequency and scope of these inspections. In recent years, federal authorities have also conducted special inspections of coal mines for, among other safety concerns, the accumulation of coal dust and the proper ventilation of gases such as methane. In addition, the federal government has announced that it is considering changes to mine safety rules and regulations, which could potentially result in or require additional safety training and planning, enhanced safety equipment, more frequent mine inspections, stricter enforcement practices and enhanced reporting requirements.

Our contractors must compensate employees for work-related injuries. If they do not make adequate provisions for their workers’ compensation liabilities, it could harm our future operating results. Under the Black Lung Benefits Revenue Act of 1977 and Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before July 1973. The trust fund is funded by an excise tax on coal production of up to $1.10 per ton for underground coal, not to exceed 4.4% of the gross sales price. For the six months ended June 30, 2012, we recognized approximately $3.9 million of expense related to this tax. If this tax increases, or if we could no longer pass it on to the purchasers of our coal under our coal sales agreements, our operating costs could be increased and our results could be materially and adversely harmed. If new laws or regulations increase the number and award size of claims, it could materially and adversely harm our business. See “Environmental and Other Regulatory Matters.” In addition, the erosion through tort liability of the protections we are currently provided by workers’ compensation laws could increase our liability for work-related injuries and materially and adversely affect our operating results.

Finally, as a public company, we will be subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act provisions requiring disclosure in our periodic and other reports filed with the SEC regarding specified health and safety violations, orders and citations, related assessments and legal actions and mining-related fatalities.

Federal or state regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers’ demands.

Federal or state regulatory agencies, including MSHA, IDNR and IEPA, have the authority under certain circumstances following significant health, safety or environmental incidents or pursuant to permitting authority to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue force majeure notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices in connection with these closures. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers’ contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Certain of our current and historical coal mining operations use or have used hazardous and other regulated materials and have generated hazardous wastes. In addition, one of the locations that we own or operate was used for coal mining and/or involved hazardous materials before we were involved with this location. We may be subject to claims under federal and state statutes and/or common law doctrines for penalties, toxic torts and other damages, as well as for natural resource damages and for the investigation and remediation of soil, surface water, groundwater, and other media under laws such as the CERCLA, commonly known as Superfund, or the Clean Water Act. Such claims may arise, for example, out of current, former or threatened conditions at sites that we own or operate currently, as well as at sites that we and companies we acquired owned or operated in the past, or sent waste to for treatment or disposal and at contaminated sites that have always been owned or operated by third parties. For example, we are conducting remediation of refuse storage areas and groundwater contamination at Macoupin pursuant to our agreement with Illinois regulators. See “Business—Legal Proceedings and Liabilities.” Liability may be strict, joint and several, so that we, regardless of whether we caused contamination, may be held responsible for more than our share of the contamination or other damages, or even for the entire share. These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to regulated materials or wastes associated with our operations, could result in costs and liabilities that could adversely affect us.

New developments in the regulation of GHG emissions and coal ash could materially adversely affect our customers’ demand for coal and our results of operations, cash flows and financial condition.

Coal-fueled power plants produce carbon dioxide and other GHG as a by-product of their operations. GHG emissions have received increasing scrutiny from local, state, federal and international government bodies. Future regulation of GHG could occur pursuant to future United States treaty obligations or statutory or regulatory change. The EPA and other regulators are using existing laws, including the federal Clean Air Act, to seek to limit emissions of carbon dioxide and other GHG emissions, from major sources, including coal-fueled power plants. For example, the EPA recently proposed regulations restricting GHG emissions from any new power plants in the United States. The proposed rule does not apply to existing coal plants but creates significant uncertainty about permitting and constructing new coal-fueled generating units. In addition, state and regional climate change initiatives to regulate GHG emissions, such as the RGGI of certain northeastern and mid-Atlantic states, the Western Climate Initiative, the Midwestern Greenhouse Gas Reduction Accord, and the California Global Warming Solutions Act, either have already taken effect or may take effect before federal action. The permitting of new coal-fired power plants has also recently been contested by state regulators and environmental organizations over concerns related to GHG emissions from the new plants. Further, governmental agencies have been providing grants or other financial incentives to entities developing or selling alternative energy sources with lower levels of GHG emissions, which may lead to more competition from those entities. There have also been several public nuisance lawsuits brought against power, coal, oil and gas companies alleging that their operations are contributing to climate change. The plaintiffs are seeking various remedies, including punitive and compensatory damages and injunctive relief. While the United States Supreme Court recently determined that such claims cannot be pursued under Federal law, plaintiffs may seek to proceed under state common law. Global treaties are also being considered that place restrictions on carbon dioxide and other GHG emissions.

A well-publicized failure in December 2008 of a coal ash slurry impoundment maintained by the Tennessee Valley Authority used to store ash from its coal burning power plants has led to new legislative and regulatory scrutiny and proposals that, if enacted, may impose significant obligations on us or our customers. The EPA has proposed regulations to address the management of coal ash that could result in treating coal ash as a hazardous waste, and doing so would increase regulatory obligations, costs and potential liability for handling coal ash for our utility customers and for us if we were to use coal ash for reclamation, or store or dispose of coal ash for any of our utility customers.

Current and future international, federal, state, regional or local laws, regulations or court orders regulating GHG emissions and/or coal ash could require additional controls on coal-fueled power plants and industrial boilers and may cause some users of coal to close existing facilities, reduce construction of new facilities or switch from coal to alternative fuels. These ongoing and future developments may have a material adverse impact on the global supply and demand for coal, and as a result could materially adversely affect our results of operations, cash flows and financial condition. Even in the absence of future developments, increased awareness of, and any adverse publicity regarding, GHG emissions and coal ash use, storage or disposal could adversely affect our customers’ reputation and reduce demand for coal.

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants will, or are expected to become effective in coming years. These requirements include the federal CSAPR and MATS. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and sales of our coal to materially decline.

More stringent air emissions limitations may require significant emissions control expenditures for many coal-fired power plants and could have the effect of making coal-fired plants less profitable. As a result, some power plants may switch to other fuels that generate less of these emissions or they may close. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal. See “Environmental and Other Regulatory Matters.”

Risks Inherent in an Investment in Us

Foresight Reserves owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Foresight Reserves, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

Following the offering, Foresight Reserves will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Foresight Reserves. Therefore, conflicts of interest may arise between Foresight Reserves and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•

our general partner is allowed to take into account the interests of parties other than us, such as Foresight Reserves, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	neither our partnership agreement nor any other agreement requires Foresight Reserves to pursue a business strategy that favors us;

•

our partnership agreement limits the liability of and reduces fiduciary duties owed by our general partner and also restricts the remedies available to unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•

Foresight Reserves and its affiliates are not limited in their ability to compete with us and may offer business opportunities or sell assets to third parties without first offering us the right to bid for them;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance and replacement capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Our partnership agreement does not set a limit on the amount of maintenance and replacement capital expenditures that our general partner may estimate. Please read “How We Make Distributions To Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance and replacement capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders, which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions To Our Partners—Partnership Interests—Subordination Period”;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•	our general partner may transfer its incentive distribution rights without unitholder approval; and

•

our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, Foresight Reserves currently holds substantial interests in other companies in the energy and natural resource sectors. We may compete directly with entities in which Foresight Reserves has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read “—Foresight Reserves and affiliates of our general partner may compete with us” and “Conflicts of Interest and Fiduciary Duties.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $         per unit on all of our units to the extent we have sufficient cash from our operations after the establishment of reserves and the payment of our expenses. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. See “Distribution Policy and Restrictions on Distributions.”

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of Foresight Reserves to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

It is our policy to distribute a significant portion of our available cash to our partners, which could limit our ability to grow and make acquisitions.

Pursuant to our cash distribution policy, we expect that, following the PIK period, we will distribute a significant portion of our available cash to our partners and will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy may impair our ability to grow.

In addition, because we intend to distribute a significant portion of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders. See “Distribution Policy and Restrictions on Distributions.”

We may issue additional units without unitholder approval, and expect to issue additional subordinated units, which will dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests, that we may issue at any time without the approval of our unitholders. We expect to issue additional subordinated units to the holders of the subordinated units during the PIK period. In addition, if the subordinated units convert prior to the end of the PIK period, they will convert into PIK common units, which will be entitled to receive additional PIK common units in lieu of cash distributions. The issuance of additional common units will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

In addition, to the extent that we are unable to generate a sufficiently large return from investment of the proceeds of the issuance of additional units, or, with respect to the subordinated units and any PIK common units, reinvestment of the cash we retain by paying distributions in kind, such issuances will be dilutive to the existing unitholders.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•

provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning that it believed that the decision was in the best interest of our partnership;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

(2)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties” and “Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Transactions with Related Persons.”

Foresight Reserves and affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. The parent and affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

In addition, The Cline Group and Riverstone, each of whom is an affiliate of our general partner, currently hold substantial interests in other companies in the coal mining business, including other coal reserves in Illinois. For example, The Cline Group makes investments and purchases entities that acquire, own and operate coal mining businesses. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Therefore, these and certain other affiliates of our general partner may compete with us for investment opportunities, and affiliates of our general partner may own an interest in entities that compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and Foresight Reserves. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units which would have entitled the holder to an aggregate quarterly cash distribution in the prior quarter equal to the distributions to our general partner on the incentive distribution rights in the prior quarter. It is possible that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjusted Operating Surplus—General Partner’s Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by its members and not by our unitholders. Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Foresight Reserves will own an aggregate of     % of our common and subordinated units (or     % if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of the subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for acting in bad faith or, in the case of a criminal matter, acting with knowledge that the conduct was criminal, in each case in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution of $         per common unit.

The assumed initial public offering price of $         per common unit exceeds pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Foresight Reserves will own an aggregate of     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the PIK common and subordinated units), Foresight Reserves will own     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Call Right.”

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by Foresight Reserves or other large holders.

After this offering, we will have              common units and              subordinated units outstanding, which includes the          common units we are selling in this offering that may be resold in the public market immediately. At the end of the subordination period, all of the subordinated units will convert into an equal number of common units, unless conversion occurs prior to the end of the PIK period, in which case they would convert into PIK common units. All of the units that are issued to Foresight Reserves will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by Foresight Reserves or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to Foresight Reserves. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. In addition, pursuant to an administrative services agreement, Foresight Reserves will be entitled to reimbursement for certain expenses that it incurs on our behalf. Our partnership agreement does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay distributions to our unitholders. Please read “Distribution Policy and Restrictions on Distributions” and “Certain Relationships and Related Party Transactions.”

At any time after August 15, 2014, our general partner may amend certain agreements governing our indebtedness in a manner that terminates the PIK period.

At any time after August 15, 2014, our general partner may, in its sole discretion, redeem, retire, repurchase, or otherwise refinance the Senior Notes or otherwise amend the indenture or the Senior Secured Credit Facility, in each case in a manner that terminates our PIK period. Following the termination of the PIK period, distributions in respect of any outstanding subordinated units will be paid in cash (and any PIK common units will convert into an equal number of common units). Under our partnership agreement, such a decision will explicitly be deemed not to be a violation of the fiduciary duties that might otherwise be owed by our general partner to our unitholders.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only              publicly traded common units representing an aggregate     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	volatility in the capital and credit markets;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

It may be determined that the right, or the exercise of the right by the limited partners as a group, to (i) remove or replace our general partner, (ii) approve some amendments to our partnership agreement or (iii) take other action under our partnership agreement constitutes “participation in the control” of our business. A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “The Partnership Agreement—Limited Liability.”

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed.

We will be required to comply with Section 404 of the Sarbanes-Oxley Act beginning with the year ending             (except for the requirement for an auditor’s attestation report). Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on, the effectiveness of those controls. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with GAAP. While we have begun the lengthy process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify control deficiencies of varying degrees of severity.

Management has taken steps to improve and continues to improve our internal control over financial reporting, including identification of the gaps in skills base and expertise of staff required in the finance group to operate as a publicly traded partnership. We will incur significant costs to remediate our material weaknesses and deficiencies and improve our internal controls if any are identified. To comply with these requirements, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff. If we are unable to upgrade our systems and procedures in a timely and effective fashion, we may not be able to comply with our financial reporting requirements and other rules that apply to publicly traded partnerships.

As a publicly traded partnership, we will be required to report control deficiencies that constitute a material weakness in our internal control over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, if we are unable to conclude that our internal control over financial reporting are effective or if we fail to comply with our financial reporting requirements, investors may lose confidence in the accuracy and completeness of our financial reports. In addition, we or members of our management could be the subject of adverse publicity, investigations and sanctions by regulatory authorities, including the SEC and the NYSE, and be subject to unitholder lawsuits. Any of the above consequences could impose significant unanticipated costs on us.

Pursuant to the JOBS Act our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

While we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending                         , we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” under the JOBS Act. We could be an emerging growth company for up to five years. See “Prospectus Summary—Our Emerging Growth Company Status.” Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our annual report for the fiscal year ending                         . Once it is required to do so, and even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

We may take advantage of these exemptions until we are no longer an emerging growth company. If we rely on these exemptions, investors may find our common units less attractive.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies including certain requirements relating to accounting standards and compensation disclosure. For as long as we are an emerging growth company, which may be up to five years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, (2) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (4) provide certain disclosure regarding executive compensation required of larger public companies, or (5) submit for unitholder approval golden parachute payments not previously approved. See “Prospectus Summary—Our Emerging Growth Company Status.”

If we avail ourselves of certain exemptions from various reporting requirements, our reduced disclosure may make it more difficult for investors and securities analysts to evaluate us and may result in less investor confidence. Additionally, if we rely on these exemptions, investors may find our common units less attractive.

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE will not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Foresight Energy Partners LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our members, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our members will be affected by the costs associated with being a publicly traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $                 million of incremental costs per year associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or the IRS, on this or any other tax matter affecting us.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes, or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Foresight Reserves, LP will own, directly and indirectly, more than 50% of the total interests in our capital and profits. Therefore, a transfer by Foresight Reserves, LP of all or a portion of its interests in us could result in a termination of us as a partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination, we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income result in a decrease in your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture of depletion and depreciation deductions and certain other items. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investments in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (or “IRAs”), and non-U.S. persons raise issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their shares of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest by the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest by the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depletion and depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

Certain U.S. federal income tax preferences currently available with respect to coal exploration and development may be eliminated as a result of future legislation.

President Obama’s Proposed Fiscal Year 2013 budget (the “Budget Proposal”) recommends elimination of certain key U.S. federal income tax preferences related to coal exploration and development. The Budget Proposal would (1) eliminate current deductions and 60-month amortization for exploration and development costs relating to coal and other hard mineral fossil fuels, (2) repeal the percentage depletion allowance with respect to coal properties, (3) repeal capital gains treatment of coal royalties, and (4) exclude from the definition of domestic production gross receipts all gross receipts derived from the sale, exchange, or other disposition of coal, other hard mineral fossil fuels, or primary products thereof. The passage of any legislation as a result of the Budget Proposal or any other similar changes in U.S. federal income tax laws could eliminate or defer certain tax deductions that are currently available with respect to coal exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. We currently conduct business or own property in Illinois, Missouri, Indiana and through one of our affiliates in Louisiana. Each of these states currently imposes a personal income tax as well as an income tax on corporations and other entities. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or foreign jurisdictions that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive approximately $         million of net proceeds from the sale of common units by us in this offering, after deducting the underwriting discounts, the estimated expenses of this offering and the structuring fee, based on an assumed initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of the prospectus). We intend to use the net proceeds of this offering to make a distribution to Foresight Reserves and will not retain any proceeds from this offering.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $         million (and the total net proceeds to us would be approximately $         million), in each case assuming an initial public offering price per common unit of $         (the mid-point of the price range set forth on the cover page of the prospectus). The net proceeds from any exercise of such option will also be paid as a special distribution to Foresight Reserves. If the underwriters do not exercise their option, we will issue              common units to Foresight Reserves upon the expiration of the option for no additional consideration.

A $1.00 increase (or decrease) in the assumed initial public offering price of $         per common unit would increase (decrease) the net proceeds to us from this offering by $          million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting the underwriting discounts and the structuring fee. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. On a pro forma basis as of December 31, 2011, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was $         million, or $         per common unit. Net tangible book value excludes $         million of net intangible assets. Purchasers of common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit	$

Pro forma net tangible book value per common unit before the offering(1)
Increase in net tangible book value per common unit attributable to purchasers in the offering
Less: Pro forma net tangible book value per common unit after the offering(2)

Immediate dilution in tangible net book value per common unit to purchasers in the offering(3)	$

(1)	Determined by dividing the number of units ( common units and subordinated units) to be issued to our general partner and its affiliates, including Foresight Reserves, for the contribution of assets and liabilities to us) into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units to be outstanding after the offering ( common units and subordinated units) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
(in thousands)
General partner and affiliates(1)(2)(3)		%	$	%
Purchasers in the offering		%	$	%
Total		100.0%	$	100.00%

(1)	The units acquired by our general partner and its affiliates, including Foresight Reserves, consist of common units and subordinated units.
(2)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2011, equals parent net investment, which was $ million and is not affected by this offering.
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2012:

•	On an actual basis; and

•	On an as adjusted basis, after giving effect to this offering, the use of proceeds therefrom and the IPO Reorganization.

You should read this table together with “Use of Proceeds,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness” and our consolidated historical financial statements, along with the notes thereto, included elsewhere in this prospectus.

	As of June 30, 2012
	Actual	As Adjusted
	($ in thousands)
Cash	$45,264	$

Debt(1):
Senior Secured Credit Facility due 2014(2)	$305,000	$
9.625% Senior Notes due 2017(2)	398,022
5.780% Longwall financing arrangement(2)	89,640
5.555% Longwall financing arrangement(2)	85,391
Longwall shield financing arrangement(2)	33,135

Total debt	$911,188	$

Partners’ capital:
Limited partners:
Common unitholders—public
Common unitholders—Foresight Reserves
Subordinated unitholders—Foresight Reserves
General partner
Total Foresight Energy Partners LP partners’ capital
Members Equity (deficiency):
Controlling interests	$462,217	$
Non-controlling interests	(880)

Total members’ equity	461,337

Total Capitalization	$1,372,525	$

(1)	Total debt does not include $193.4 million of certain sale-leaseback financing obligations (including coal and surface leases) that are characterized as financing transactions due to the continuing involvement of certain of our affiliates in mining related to the leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”
(2)	See “Description of Indebtedness” for a complete description of these facilities.

DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with “—Significant Forecast Assumptions” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma combined results of operations, you should refer to the audited historical combined financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 and the unaudited historical condensed consolidated financial statements as of June 30, 2012 and for the six months ended June 30, 2011 and 2012.

General

Our Cash Distribution Policy

It is our intent to distribute at least the minimum quarterly distribution of $         per unit ($         per unit on an annualized basis) on all of our units to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of our expenses. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. In addition, we expect to adopt a distribution coverage policy in which we may reserve a higher percentage of our operating surplus in respect of quarters where we believe commodity prices are high, and reserve a lower percentage of operating surplus in times of low commodity prices. We believe this policy will support steady and sustainably growing distributions. In addition, we may borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. The board of directors of our general partner will determine the amount of our quarterly distributions and may change our distribution policy at any time.

Notwithstanding our cash distribution policy, certain provisions of the indenture governing the Senior Notes and our Senior Secured Credit Facility will restrict the ability of our operating subsidiaries to distribute cash to us. Our equity capital structure is designed to support the payment of cash distributions in an amount equal to at least the minimum quarterly distribution to our common unitholders during the period in which we expect the provisions of the indenture and credit facility will restrict our ability to pay cash distributions to all unitholders in accordance with our distribution policy. See “How We Make Distributions to Our Partners—Partnership Interests—Common Units,” “—Subordinated Units,” “—Adjusted Operating Surplus—PIK Common Units” and “—General—Payment-In-Kind Distributions” for a further description of the features of our equity capital structure.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make quarterly cash distributions to our unitholders. We do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our Senior Secured Credit Facility and the indenture governing the Senior Notes contain financial tests and covenants that we must satisfy. Importantly, the restricted payment basket of the Senior Secured Credit Facility consists of, in pertinent part, aggregate net proceeds of capital contributions and certain other investment returns plus 50% of consolidated net income (or, less 50% of consolidated net loss) accrued on a cumulative basis. The restricted payment basket of the indenture consists of, in pertinent part, aggregate net proceeds of capital contributions and certain other investment returns plus 50% of consolidated net income (or, less 100% of consolidated net loss) accrued on a cumulative basis.

•

Accordingly, non-cash losses, such as an impairment of the value of our properties, will reduce the restricted payment baskets. As of June 30, 2012, our restricted payments baskets under the credit facility and indenture were equal to approximately $                 million and $                 million, respectively. The aggregate minimum quarterly distribution on our common units will be $                 million. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt and Financing Arrangements” and “Description of Indebtedness.” Should we be unable to satisfy these restrictions or if we are otherwise in default under our credit facility or the indenture, we will be prohibited from making cash distributions to you notwithstanding our cash distribution policy.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or selling, general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions to Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow May Be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that, following the PIK period, we will rely upon external financing sources in large part, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Pursuant to our distribution policy, we intend upon completion of this offering to declare a minimum quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $         million per quarter, or $         million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 60 days after the end of each quarter.

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, and the cash needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

Distributions(1)
	Number of Units	One Quarter	Annualized
Common units		$	$
Subordinated units

Total		$	$

(1)	As described in more detail in “How We Make Distributions to Our Partners,” we will pay distributions in kind with respect to our subordinated units until the end of the PIK period.

We will pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period from the closing of this offering through                     , 2012 based on the actual length of the period.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $         per common and subordinated unit each quarter for the twelve months ending September 30, 2013. In those sections we present the following two tables:

•

“Unaudited Pro Forma Cash Available for Distribution,” in which we present our estimate of the amount of cash we would have had available for distribution for the year ended December 31, 2011 and twelve-month period ended June 30, 2012 based on our historical financial statements that are included in this prospectus, as adjusted to reflect incremental general and administrative expenses we expect we will incur as a publicly-traded partnership.

•

“Estimated Cash Available for Distribution,” in which we demonstrate our anticipated ability to generate the cash available for distribution necessary for us to pay the minimum quarterly distribution on all units for the twelve months ending September 30, 2013.

Unaudited Pro Forma Cash Available for Distribution

The following table illustrates, on a pro forma basis for the fiscal year ended December 31, 2011 and the twelve months ended June 30, 2012, cash available to pay distributions assuming that the IPO Reorganization, the consummation of this offering and the application of proceeds therefrom had occurred as of January 1, 2011.

If we had completed the transactions contemplated in this prospectus on January 1, 2011 our unaudited pro forma cash available for distribution for the fiscal year ended December 31, 2011 and the twelve months ended June 30, 2012 would have been $         million and $                 million, respectively. This amount would have enabled us to make an annualized distribution of 100% of the minimum quarterly distribution on our common units, but only approximately         % of the minimum quarterly distribution on the subordinated units.

Unaudited pro forma cash available for distribution includes incremental general and administrative expenses that we expect we will incur as a publicly-traded partnership, including costs associated with SEC reporting requirements, annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We estimate that these incremental general and administrative expenses initially will be approximately $4.0 million per year.

Cash available for distribution is a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

Foresight Energy Partners LP

Unaudited Pro Forma Cash Available for Distribution

	Year Ended December 31, 2011	Twelve Months Ended June 30, 2012
	($ and tons in thousands, except average coal price)
Operating Data:
Coal produced in tons	9,028	11,254
(Increase) decrease to coal inventory in tons	(255)	(82)

Coal sales in tons	8,773	11,172
Weighted average coal sales price per ton	$57.08	$59.82
Financial Data:
Coal revenue	$500,791	$668,330
Other coal revenue	—	—
Other revenues	—	—

Total revenues	$500,791	$668,330

Costs and expenses:
Cost of coal sales (excluding depreciation, depletion and amortization)	$(174,183)	$(239,333)
Transportation expense	(98,394)	(129,220)
Depreciation, depletion and amortization	(70,411)	(85,896)
Accretion on asset retirement obligations	(1,705)	(1,485)
Selling, general and administrative	(38,894)	(37,069)
Other operating income (expense), net	791	11,057
Gain on commodity contracts	2,395	6,916
Gain on coal sale contract termination	—	—

Total costs and expenses	$(380,401)	$(475,030)

Operating income	$120,390	$193,300
Interest and other income (expense):
Interest expense	$(38,199)	$(49,711)
Interest income	6	7

Net income	$82,197	$143,596

	Year Ended December 31, 2011	Twelve Months Ended June 30, 2012
	($ in thousands, except distributions per unit)
Net income	$82,197	$143,596

Plus:
Depreciation, depletion and amortization	$70,411	$85,896
Interest expense	38,193	49,704
Accretion on asset retirement obligations	1,705	1,485

Adjusted EBITDA(1)	$192,506	$280,681

Less:
Cash interest expense	$(38,423)	$(43,677)
Maintenance capital expenditures	(59,880)	(59,204)
Operating cash available for distribution, debt paydown and expansion capital reinvestment	$94,203	$177,800
Plus:
Borrowings or cash on hand for expansion capital expenditures	$51,761	$45,264

Cash available for distribution, debt paydown and expansion capital reinvestment	$145,964	$223,064

Implied cash distributions based on the minimum quarterly distribution per unit:
Aggregate minimum quarterly distribution per unit
Cash distributions to common unitholders
PIK unit distributions to subordinated unitholders
Total distributions

Cash retained for expansion capital reinvestment(2)
Expansion capital expenditures

Excess (shortfall)

Interest Coverage Ratio(3)
Minimum Interest Coverage Ratio
Net Leverage Ratio(3)
Maximum Net Leverage Ratio
Cash available for distribution, debt paydown and expansion capital reinvestment
Restricted Payment Basket(4)

(1)	Please read Note 3 to “Selected Historical Financial Information.”
(2)	Cash retained for expansion capital reinvestment represents the amount of cash that would have been distributed to holders of subordinated units if such units were entitled to participate in cash distributions during the period presented. We expect that the cash we retain will be used for expansion capital projects during the PIK period that provide a rate of return at least as great as the yield of our common units during that time.
(3)	Our Senior Secured Credit Facility requires us to maintain, as of the last day of each fiscal quarter, a consolidated interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated cash interest charges) and measured for the preceding four quarters) of not less than 2.0 to 1.0 for the quarters ended March 31, 2011 and June 30, 2011; 2.25 to 1.00 for the quarter ended September 30, 2011; and 2.50 to 1.00 for quarters ending thereafter.

Our Senior Secured Credit Facility also requires us to maintain, as of the last day of any fiscal quarter, a consolidated net leverage ratio (the ratio of consolidated funded indebtedness less the sum of all unrestricted cash, cash equivalents and short term marketable debt securities that in the aggregate exceed $20.0 million) to consolidated EBITDA for the preceding four quarters. Each of these terms has a specific meaning set forth in the Senior Secured Credit Facility. The maximum consolidated net leverage ratio allowed under the Senior Secured Credit Facility is as follows:

Fiscal Quarter Ending	Maximum Consolidated Net Leverage Ratio
March 31, 2011	5.50 to 1.00
June 30, 2011	5.25 to 1.00
September 30, 2011	5.00 to 1.00
December 31, 2011	5.00 to 1.00
March 31, 2012	5.50 to 1.00
June 30, 2012	4.75 to 1.00
September 30, 2012	4.50 to 1.00
December 31, 2012	3.50 to 1.00
March 31, 2013 and thereafter	3.00 to 1.00 (or 3.50 to 1.00 beginning in any fiscal quarter in which the longwalls at Sugar Camp and Hillsboro have completed their first pass)
(4)	Each of our Senior Secured Credit Facility and the indenture governing the Senior Notes restricts our ability to make cash distributions to our unitholders. If no event of default exists under either the facility or the indenture, each document allows us to make distributions of a certain amount, which we refer to as each agreement’s “restricted payment basket.” The restricted payment basket under each of the credit facility and the indenture consists of, in pertinent part, aggregate net proceeds of capital contributions and certain other investment returns plus 50% of consolidated net income (or, less (i) 100% of consolidated net loss with respect to the indenture and (ii) 50% of consolidated net loss with respect to the Senior Secured Credit Facility) accrued on a cumulative basis. The amount set forth above is the restricted payment basket calculated under our credit facility. The restricted payment basket under our indenture is approximately $ higher because the calculation of consolidated net income under the indenture began at an earlier date.

Estimated Cash Available for Distribution

The following table sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner for the twelve months ending September 30, 2013 on a quarterly basis. We forecast that our cash available for distribution generated during the twelve months ending September 30, 2013 will be approximately $         million. This amount would be sufficient to pay the minimum quarterly distribution of $         per unit on all of our common and subordinated units for each quarter during this period. Since our revenue and cash available for distribution will likely fluctuate over time as a result of changes in coal prices as well as other factors, the board of directors of our general partner expects to reserve all or a portion of any cash generated in excess of the amount sufficient to pay the full minimum quarterly distribution on all units, as a whole, to allow us to maintain and to gradually increase our quarterly cash distributions.

We are providing the financial forecast to supplement our pro forma and historical consolidated financial statements in support of our belief that we will have sufficient cash available to allow us to pay distributions on all of our common and subordinated units for each quarter in the twelve months ending September 30, 2013 at the minimum quarterly distribution rate. Please read “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2013. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay distributions on our common and subordinated units at the minimum quarterly distribution rate of $         per unit each quarter (or $         per unit on an annualized basis) or any other rate. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We do not, as a matter of course, make public forecasts as to future sales, earnings or other results. However, we have prepared the following forecast to present the forecasted cash available for distribution to our unitholders and general partner during the forecasted period. The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not necessarily indicative of future results.

Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the forecast contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecast. We do not undertake to release publicly after this offering any revisions or updates to the financial forecast or the assumptions on which our forecasted results of operations are based.

Foresight Energy Partners LP

Forecasted Cash Available for Distribution

Twelve Months Ended September 30, 2013
($ and tons in thousands, except average coal price)
Operating Data:
Coal produced in tons	20,878
(Increase) decrease to coal inventory in tons	—
Coal purchased in tons	—

Coal sales in tons	20,878
Coal sales in tons—committed	15,036
Weighted average coal sales price per ton—committed	$57.76
Coal sales in tons—uncommitted	5,841
Weighted average coal sales price per ton—uncommitted	$41.65
Financial Data:
Coal revenue—committed	$868,578
Coal revenue—uncommitted	243,278
Other coal revenue	—
Other revenues	—

Total revenues	$1,111,856

Costs and expenses:
Cost of coal sales (excluding depreciation, depletion and amortization)	$(462,051)
Transportation expense	(204,382)
Depreciation, depletion and amortization	(127,309)
Accretion on asset retirement obligations	(2,266)
Selling, general and administrative	(30,836)
Other operating income (expense), net	(2,581)
Loss on commodity contracts	—
Gain on coal sale contract termination	—

Total costs and expenses	$(829,425)

Operating income	$282,431
Interest and other income (expense):
Interest expense	$(102,025)
Interest income	150

Net income	$180,556

Twelve Months Ended September 30, 2013
($ in thousands, except distributions per unit)
Net income	$180,556

Plus:
Depreciation, depletion and amortization	$127,309
Accretion on asset retirement obligations	2,266
Interest expense	102,025

Adjusted EBITDA(1)	$412,156

Less:
Cash interest expense	$(102,287)
Maintenance capital expenditures	(62,117)

Operating cash available for distribution, debt paydown and expansion capital reinvestment	$247,752
Plus:
Borrowings or cash on hand for expansion capital expenditures	$20,000

Cash available for distribution, debt paydown and expansion capital reinvestment	$267,752

Implied cash distributions based on the minimum quarterly distribution per unit:
Aggregate minimum quarterly distribution per unit
Cash distributions to common unitholders
PIK unit distributions to subordinated unitholders
Total distributions

Cash retained for expansion capital reinvestment(2)
Expansion capital expenditures

Excess (shortfall)

Interest Coverage Ratio(3)
Minimum Interest Coverage Ratio
Net Leverage Ratio(3)
Maximum Net Leverage Ratio
Cash available for distribution, debt paydown and expansion capital reinvestment
Restricted Payment Basket(4)

(1)	Please read Note 3 to “Selected Historical Financial Information.”
(2)	Cash retained for expansion capital reinvestment represents the amount of cash that would have been distributed to holders of subordinated units if such units were entitled to participate in cash distributions during the forecast periods. We expect that the cash we retain will be used for expansion capital projects during the PIK period that provide a rate of return at least as great as the yield of our common units during that time.

Unlike payment-in-kind distributions, the hypothetical cash distributions presented above do not compound over such periods. The table below illustrates the compounding effects of payment-in-kind distributions in respect of two full quarters offering and assumes (i) that we distribute the minimum quarterly distribution of $         per common unit each quarter and (ii) a constant price per common unit of $         (10% lower than the midpoint of the range), $         (the mid-point of the range set forth on the cover page of this prospectus), and $         (10% higher than the mid-point of the range).

Price Per Common Unit
	$ 10% lower	$ Midpoint	$ 10% higher
Subordinated units outstanding immediately following this offering
Distribution-in-kind for the quarter ending September 30, 2012
Total outstanding subordinated units after first distribution
Distribution-in-kind for the quarter ending December 31, 2012
Total outstanding subordinated units after second distribution

(3)	Our Senior Secured Credit Facility requires us to maintain, as of the last day of each fiscal quarter, a consolidated interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated cash interest charges) and measured for the preceding four quarters) of not less than 2.0 to 1.0 for the quarters ended March 31, 2011 and June 20, 2011; 2.25 to 1.00 for the quarter ended September 30, 2011; and 2.50 to 1.00 for quarters ending thereafter.

Our Senior Secured Credit Facility also requires us to maintain, as of the last day of any fiscal quarter, a net leverage ratio (the ratio of consolidated funded indebtedness less the sum of all unrestricted cash, cash equivalents and short term marketable debt securities that in the aggregate exceed $20.0 million to consolidated EBITDA for the preceding four quarters). Each of these terms has a specific meaning set forth in the Senior Secured Credit Facility. The maximum consolidated net leverage ratio allowed under the Senior Secured Credit Facility is as follows:

Fiscal Quarter Ending	Maximum Consolidated Net Leverage Ratio
March 31, 2011	5.50 to 1.00
June 30, 2011	5.25 to 1.00
September 30, 2011	5.00 to 1.00
December 31, 2011	5.00 to 1.00
March 31, 2012	5.50 to 1.00
June 30, 2012	4.75 to 1.00
September 30, 2012	4.50 to 1.00
December 31, 2012	3.50 to 1.00
March 31, 2013 and thereafter	3.00 to 1.00 (or 3.50 to 1.00 beginning in any fiscal quarter in which the longwalls at Sugar Camp and Hillsboro have completed their first pass)

(4)	Each of our Senior Secured Credit Facility and the indenture the Senior Notes restricts our ability to make cash distributions to our unitholders. If no event of default exists under either the facility or the indenture, each document allows us to make distributions of an amount, which we refer to as each agreement’s “restricted payment basket.” The restricted payment basket under each of the credit facility and the indenture consists of, in pertinent part, aggregate net proceeds of capital contributions and certain other investment returns plus 50% of consolidated net income (or, less (i) 100% of consolidated net loss with respect to the indenture and (ii) 50% of consolidated net loss with respect to the Senior Secured Credit Facility) accrued on a cumulative basis. The amount set forth above is the restricted payment basket available under our credit facility. The restricted payment basket of the indenture is approximately $ higher because the calculation of consolidated net income under the indenture began at an earlier date.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2013. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed are those that we believe are significant to our forecasted results of operations. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results, and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum distribution rate or at all.

Production and Revenues. We forecast that our total revenues for the twelve months ending September 30, 2013 will be approximately $1.1 billion, as compared to approximately $500.8 million and $668.3 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively. Our forecast is based primarily on the following assumptions:

•

We estimate that we will produce approximately 20.9 million tons of coal for the twelve months ending September 30, 2013 as compared to approximately 9.0 million tons and 11.3 million tons we produced for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively, in each case on a pro forma basis. Production from our coal operations for the forecasted period is expected to increase from the year ended December 31, 2011 and the twelve months ended June 30, 2012, in each case based on increased production at our Sugar Camp and Hillsboro mining complexes due to the start of their initial longwall mining systems in February 2012, and August 2012 respectively. Combined they are expected to add 9 million tons of total production compared to the year ended December 31, 2011 and 9.7 million tons of total production compared to the twelve months ended June 30, 2012. Our coal production could vary significantly from the foregoing assumption based on numerous factors, many of which are beyond our control.

•

We estimate that we will sell approximately 20.9 million tons of coal for the twelve months ending September 30, 2013 as compared to approximately 8.7 million tons and 11.2 million tons we sold for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively. Coal sold for the forecasted period is expected to increase from the year ended December 31, 2011 and the twelve months ended June 30, 2012 based on additional production from longwall mining systems at our Sugar Camp and Hillsboro mining complexes.

•

We estimate that our coal revenues per ton will be $53.25 for the twelve months ending September 30, 2013, as compared to $57.08 for the year ended December 31, 2011 and $59.82 for the twelve months ended June 30, 2012, in each case on a pro forma basis. The decrease is primarily due to supply contracts executed in 2011 at favorable prices compared to lower market prices in 2012 and expected lower market prices in 2013.

•

As of June 30, 2012, we have commitments to sell approximately 15.0 million tons, or approximately 72% of our forecasted sales at a weighted average price of $57.76 per ton, during the forecasted period.

•

We are also forecasting to sell approximately 5.8 million tons, or approximately 28% of our forecasted sales during the forecasted period, for which we do not currently have executed supply contracts for a weighted average price per ton of $41.65. Our estimated weighted average sales price for our uncommitted tons assumes that we will be successful in selling these tons at prices that reflect management’s current estimates of market conditions and pricing trends. Management’s estimates are based on published indices (API2 and API4 in the international market and NYMEX in the domestic market), a review of recently completed transactions and conversations with customers and sales prospects. Actual results could vary significantly from the foregoing assumptions if we are unable to deliver coal pursuant to our contracts, if a number of our customers are unable to satisfy their contractual obligations or if we are incorrect in our pricing or volume assumptions for uncommitted sales.

Cost of Coal Sales. We forecast our cost of coal sales will be approximately $462.1 million for the twelve months ending September 30, 2013, as compared to approximately $174.2 million for the year ended December 31, 2011 and approximately $239.3 million for the twelve months ended June 30, 2012, in each case on a pro forma basis. Cost of operations primarily includes the cost of labor and benefits, operating supplies, equipment maintenance, rental and lease cost of equipment, royalties and taxes. The increase in cost of operations for the forecasted period as compared to the year ended December 31, 2011 and twelve months ended June 30, 2012, is attributable primarily to the projected increase in the cost of operating expenses as a result of increased production at each of our mining systems.

We forecast that our cost of coal sales per ton for the twelve months ending September 30, 2013 will be $22.13, as compared to $19.85 for the year ended December 31, 2011 and $21.35 for the twelve months ended June 30, 2012. Our cost per ton is expected to increase slightly over the forecast period as we increase the volumes at Sugar Camp and Hillsboro. On an aggregate basis they are expected to have a higher per ton operating cost than Williamson and Macoupin have experienced, on a combined basis, historically. This expectation is based on our assessment of the mining conditions at these mines compared to the operating conditions we have experienced historically at Williamson and Macoupin. Our forecasted cost of coal sales could vary significantly because of the large number of variables taken into consideration, many of which are beyond our control.

Transportation. We forecast transportation expense to be approximately $204.4 million for the twelve months ending September 30, 2013, as compared to approximately $98.4 million for the year ended December 31, 2011 and approximately $129.2 million for the twelve months ended June 30, 2012. The increase in transportation expense as compared to the year ended December 31, 2011 and the twelve months ended June 30, 2012 is due to an increase in tons sold as a result of Sugar Camp and Hillsboro longwall mining systems and an increase in international shipments. Our transportation costs are higher on our international sales as we have to transport the coal to New Orleans at higher barge and rail costs compared to our domestic sales.

Depreciation, Depletion and Amortization. We forecast depreciation, depletion and amortization expense to be approximately $127.3 million for the twelve months ending September 30, 2013, as compared to approximately $70.4 million for the year ended December 31, 2011 and approximately $85.9 million for the twelve months ended June 30, 2012. The increase in depreciation, depletion and amortization expense as compared to the year ended December 31, 2011 and the twelve months ended June 30, 2012, is due to a an increase in depreciation related to completed capital expenditures for our Sugar Camp and Hillsboro operations that begin production in calendar year 2012.

Selling, General and Administrative. We forecast selling, general and administrative expenses to be approximately $30.8 million for the twelve months ending September 30, 2013, as compared to approximately $38.9 million for the year ended December 31, 2011, and approximately $37.1 million for the twelve months ended June 30, 2012, in each case on a pro forma basis. The decrease in expenses as compared to the year ended December 31, 2011 and twelve months ended June 30, 2012, is due to reduced overhead and management expenses offset by incremental expenses of $4.0 million related to being a publicly traded company.

Other Operating Income and Expense. We forecast other operating expense of approximately $2.6 million for the twelve months ending September 30, 2013, as compared to operating income of approximately $3.2 million for the year ended December 31, 2011 and approximately $17.9 million for the twelve months ended June 30, 2012, in each case on a pro forma basis. The decrease in other income as compared to the year ended December 31, 2011 and twelve months ended June 30, 2012 is due to a reduction in one-time gains related coal commodity contracts on coal sales.

Interest Expense. We forecast interest expense of approximately $102.0 million for the twelve months ending September 30, 2013, as compared to $38.4 million for the year ended December 31, 2011 and approximately $41.4 million for the twelve months ended June 30, 2012, in each case on a pro forma basis. The increase in interest expense as compared to the year ended December 31, 2011 and the twelve months ended June 30, 2012, is due to lower capitalized interest during the forecast period as a result of Sugar Camp and Hillsboro longwall mining systems moving from development to production status.

Capital Expenditures. We forecast capital expenditures for the twelve months ending September 30, 2013 based on the following assumptions:

We forecast our estimated maintenance capital expenditures to be $62.1 million for the twelve months ending December 31, 2013, as compared to actual maintenance capital expenditures of approximately $59.9 million for the year ended December 31, 2011 and approximately $59.2 million for the twelve months ended June 30, 2012, in each case on a pro forma basis. The increase is primarily due to the start-up of longwall mining systems at Sugar Camp and Hillsboro and the need to maintain those mines infrastructure and productive capacity. Previously, the capital expenditures at those mines were for the development of those mines and thus did not have maintenance capital. The forecasted levels of maintenance capex are based on our recent experience operating Williamson and Macoupin and budgeted capital expenditures by our mine management teams. We expect to fund maintenance capital expenditures from cash generated by our operations.

We estimate that our expansion capital expenditures will be approximately $170.9 million for the twelve months ending September 30, 2013. We forecast that all expansion capital expenditures will be funded with operating cash flow.

Regulatory, Industry and Economic Factors. We forecast our results of operations for the twelve months ending September 30, 2013 based on the following assumptions related to regulatory, industry and economic factors:

•	No material nonperformance or credit-related defaults by suppliers, customers or vendors, or shortage of skilled labor.

•	All supplies and commodities necessary for production and sufficient transportation will be readily available.

•

No new federal, state or local regulation of the portions of the mining industry in which we operate or any interpretation of existing regulation that in either case will be materially adverse to our business.

•	No material unforeseen geological conditions or equipment problems at our mining locations.

•	No material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Intent to Distribute the Minimum Quarterly Distribution

Within 60 days after the end of each quarter, beginning with the quarter ending                     , 2012, we intend to make distributions to unitholders of record on the applicable record date. We intend to distribute to our unitholders on a quarterly basis an amount of cash or equity, as applicable, equal to at least the minimum quarterly distribution of $             per unit, or $             per unit per year, to the extent we have sufficient cash available for distribution. We will adjust the minimum quarterly distribution for the period from the closing of the offering through                     , 2012.

Our partnership agreement does not contain a requirement for us to pay distributions, whether in the form of cash or equity, to our unitholders. However, it does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time. See “Distribution Policy and Restrictions on Distributions—General—Our Cash Distribution Policy.”

Payment-In-Kind Distributions

From the date of the closing of this offering until the date that is the earlier of (i) August 15, 2017 and (ii) the date by which we (a) redeem, repurchase, defease or retire the Senior Notes, or otherwise amend the indenture governing the Senior Notes and (b) amend or terminate our Senior Secured Credit Facility, in each case, in a manner our general partner determines will be unlikely to materially impact the amount of cash distributions we can pay under our cash distribution policy then in effect, we will pay distributions in respect of our subordinated units in the form of additional subordinated units. We refer to this period as the “PIK period.” The purpose of this feature is to support the payment of cash distributions in an amount equal to at least the minimum quarterly distribution to our common unitholders during the period in which we expect the provisions of the indenture and credit facility will restrict our ability to pay cash distributions to all unitholders in accordance with our distribution policy. The distribution in kind feature is intended to approximate a scenario in which we distribute cash to the holders of our subordinated units and then they reinvest those cash distributions for additional subordinated units. At the end of the PIK period, future distributions with respect to any outstanding subordinated units will be paid in cash.

Operating Surplus and Capital Surplus

General

Any distributions we make, whether made in cash or in kind, will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than we would distribute cash from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights. For purposes of determining whether a distribution is made from operating surplus, all distributions paid in-kind will be treated as having been made in cash.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred (or repaid with the proceeds of additional working capital borrowings); less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $ million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance and replacement capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance and replacement capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of cash in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat any distributions we make, whether in cash or in equity, as coming from operating surplus until the sum of all distributions since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes up to $             million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance and replacement capital expenditures reduce operating surplus, but expansion capital expenditures, actual maintenance and replacement capital expenditures and investment capital expenditures do not. Maintenance and replacement capital expenditures are those capital expenditures required to maintain our long-term operating capacity. Examples of maintenance and replacement capital expenditures include expenditures associated with the replacement of equipment and coal reserves, whether through the expansion of an existing mine or the acquisition or development of new reserves, to the extent such expenditures are made to maintain our long-term operating capacity. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be irregular, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus if we subtracted actual maintenance and replacement capital expenditures from operating surplus.

Our partnership agreement will require that an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain our operating capacity over the long-term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus for those periods will be subject to review and change by our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or expansion or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, please read “Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•

the amount of actual maintenance and replacement capital expenditures in any quarter will not directly reduce operating surplus but will instead be factored into the estimate of the average quarterly maintenance and replacement capital expenditures. This may result in the subordinated units converting into common units when the use of actual maintenance and replacement capital expenditures would result in lower operating surplus during the subordination period and potentially result in the tests for conversion of the subordinated units not being satisfied;

•	it may increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it may be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity for the long term. Examples of expansion capital expenditures include the acquisition of reserves, equipment or a new mine or the expansion of an existing mine, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or revenues, but which are not expected to expand, for more than the short term, our operating capacity or revenues.

Neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction or improvement of a capital asset in respect of a period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance and replacement capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance and replacement capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Partnership Interests

Common Units

At the closing of this offering, our common units and incentive distribution rights will be the only partnership interests entitled to cash distributions. Please see “Description of Common Units.”

Subordinated Units

Foresight Reserves will initially own all of our subordinated units. The subordinated units will generally share pro rata with our common units with respect to the payment of distributions except that, for each quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordinated units will only be entitled to receive distributions in kind to the extent the distributions, if made in cash, could have been made from operating surplus. The subordinated units will not accrue arrearages.

During the PIK period, any distributions paid with respect to a subordinated unit will be in the form of additional subordinated units, the number of which will be calculated in the manner set forth below in “—Calculation of Payment-In-Kind Distributions.” When the subordination period ends, all of the subordinated units will convert into an equal number of common units, unless conversion occurs prior to the end of the PIK period, in which case they will convert into PIK common units. Please read “—Subordination Period.”

Calculation of Payment-In-Kind Distributions

The fractional number of subordinated units we distribute in kind with respect to each subordinated unit will be determined by dividing the distribution, if any, paid on a common unit in respect of the same quarter by the volume weighted average price of our common units for the 10 trading days immediately preceding the date on which the common units begin trading ex-dividend. We will calculate the number of PIK common units that we distribute in kind with respect to each existing PIK common unit in the same manner.

Subordination Period

General. Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $             per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units, respectively. The practical effect of the subordination period is to increase the likelihood that during such periods there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Except as described below, the subordination period will begin on the closing date of this offering and will expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2015, if each of the following has occurred:

•

distributions (in cash or, in the case of subordinated units during the PIK period and PIK common units, in equity) from operating surplus on each of the outstanding units equaled or exceeded the minimum quarterly distribution of $         per unit for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date; and

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period. Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2014, if each of the following has occurred:

•

distributions (in cash or, in the case of subordinated units during the PIK period and PIK common units, in equity) from operating surplus on each of the outstanding units equaled or exceeded $         (150.0% of the annualized minimum quarterly distribution) for each quarter in the four-quarter period immediately preceding that date without a material deviation from our distribution coverage policy;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $         (150.0% of the annualized minimum quarterly distribution) on all of the outstanding units on a fully diluted weighted average basis and the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in cash distributions; provided that if the subordination period ends during the PIK period, each outstanding subordinated unit will convert into one PIK common unit as set forth under “—PIK Common Units.”

For the period after the closing of this offering through                     , 2012, we will adjust the quarterly distribution based on the actual length of the period, and use such adjusted distribution in determining whether the tests described in the preceding paragraphs have been satisfied for the quarter ending                     , 2012.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions From Operating Surplus During Subordination Period

If we make a distribution from operating surplus for any quarter during the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•

first, 100.0% to the common unitholders, pro rata until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution for prior quarters;

•	second, 100.0% to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions of Cash From Operating Surplus After The Subordination Period

If we make distributions of cash from operating surplus for any quarter after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, 100.0% to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

PIK Common Units

If the subordination period ends during the PIK period, the subordinated units will convert into PIK common units. Our partnership agreement provides that the PIK common units will participate pro rata with the common units with respect to the payment of distributions. However, we will pay distributions, if any, on PIK common units by issuing additional PIK common units in an amount calculated in the manner described above in “—Partnership Interests—Calculation of Payment-In-Kind Distributions.” At the end of the PIK period, the PIK common units will convert into common units.

Conversion of Outstanding Subordinated and PIK Common Units Upon Removal of the General Partner

If the unitholders remove our general partner other than for cause:

•

the subordinated units and any PIK common units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative arrearages on the common will be extinguished and the subordination period will end.

General Partner Interest

Our general partner owns a non-economic general partner interest in us and thus will not be entitled to distributions that we make prior to our liquidation in respect of such interest.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. For purposes of calculating the amount of incentive distributions to be made to the holders of incentive distribution rights, all distributions in kind will be treated as if they were paid in cash. Upon the closing of this offering, our general partner will hold all of our incentive distribution rights, but may transfer these rights separately from its non-economic general partner interest.

If for any quarter:

•

We have distributed cash from operating surplus or, with respect to the subordinated units or PIK common units, the equity equivalent thereof, to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	We have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that any incremental distributions from operating surplus for that quarter will be made among the unitholders and the general partner in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of incentive distribution rights, until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of incentive distribution rights, until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of cash, or, with respect to the subordinated units during the PIK period, the equity equivalent thereof, from operating surplus between the unitholders and our general partner based on the specified target distribution levels. This table assumes that our general partner holds all of the incentive distribution rights at the time that a payment is made. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution Per Common and Subordinated Unit(1)	Marginal Percentage Interest in Distribution
		Unitholders	General Partner
Minimum Quarterly Distribution		$100.0%	0%
First Target Distribution	above $ up to $	100.0%	0%
Second Target Distribution	above $ up to $	85.0%	15.0%
Third Target Distribution	above $ up to $	75.0%	25.0%
Thereafter	above $	50.0%	50.0%

(1)	The amounts in this column include the value of the additional units that will be paid in kind to the holders of the subordinated units each quarter until the end of the PIK period.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time after the PIK period when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset and target distribution levels will be higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights received by our general partner for the quarter prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by our general partner in respect of its incentive distribution rights for the most recent quarterly distribution by (y) the amount of cash distributed per common unit for such quarter. Our general partner would be entitled to receive distributions in respect of these common units pro rata in subsequent periods.

Following a reset election, a baseline distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, 100.0% to all common unitholders, pro rata, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all common unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all common unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to our general partner.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and our general partner at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the prior fiscal quarter immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	General Partner	Quarterly Distribution Per Unit Following Hypothetical Reset
First Target Distribution	up to $	100.0%	0.0%	above $ up to $ (1)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $ up to $ (3)
Thereafter	above $	50.0%	50.0%	above $

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner in respect of its incentive distribution rights, based on the amount distributed per quarter for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be              common units outstanding and the distribution to each common unit would be $         per quarter for the quarter prior to the reset.

Prior to Reset
	Quarterly Distributions Per Unit	Distributions to Common Unitholders	Cash Distributions to General Partner				Total Distributions
			Common Units	Incentive Distribution Rights		Total
First Target Distribution	up to $		—		—
Second Target Distribution	above $ up to $		—
Third Target Distribution	above $ up to $		—
Thereafter	above $		—

		$	—	$		$	$

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner in respect of its incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be          common units outstanding and the distribution to each common unit would be $        . The                      common units to be issued to our general partner upon the reset are calculated by dividing (1) the amount received by our general partner in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above, or $         million, by (2) the amount distributed on each common unit for the quarter prior to the reset as shown in the table above, or $         .

After Reset
	Quarterly Distributions Per Unit		Distributions to Common Unitholders		Cash Distributions to General Partner				Total Distributions
					Common Units(1)	Incentive Distribution Rights	Total
First Target Distribution		up to $				—
Second Target Distribution		above $ up to $		—	—	—		—		—
Third Target Distribution	above $	up to $		—	—	—		—		—
Thereafter		above $		—	—	—		—		—

			$			—	$		$

(1)	Represents distributions in respect of the common units issued to our general partner upon the reset.

Our general partner will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, 100.0% to all common and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, 100.0% to the common unitholders, pro rata, until we distribute for each common unit an amount of cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of cash from capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of cash from capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

If we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions from operating surplus will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder of incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•

second, 100.0% to the common unitholders, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, 100.0% to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, 100.0% to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 100.0% to the unitholders, pro rata, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentage interests set forth above for our general partner assume our general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 100.0% to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 100.0% to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for U.S. federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth our selected historical consolidated financial information derived from our: (i) audited financial statements for the years ended December 31, 2011, 2010, 2009 and 2008 and (ii) unaudited condensed financial statements for the six months ended June 30, 2012 and 2011. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012 or for any future period. This data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

The following information is only a summary and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2011	2010	2009	2008	2012	2011
	(in thousands, except averages)
Statement of Operations Data
Revenues
Coal sales	$500,791	$362,592	$271,249	$238,842	$355,185	$187,646

Costs and expenses
Cost of coal sales (excluding depreciation, depletion and amortization)	174,183	130,610	101,528	109,421	128,891	63,741
Transportation	98,394	58,482	48,933	46,942	68,282	37,456
Depreciation, depletion and amortization	70,411	55,647	39,017	27,886	43,312	27,827
Accretion on asset retirement obligations	1,705	2,011	1,655	203	632	852
Selling, general, and administrative	38,894	28,367	22,610	11,913	13,315	15,140
Other operating (income) expense, net(1)	(791)	(2,611)	(3,208)	334	(10,149)	117
(Gain) loss on commodity contracts	(2,395)	—	—	—	—	4,521
Gain on coal sale contract termination	—	—	—	(44,019)	—	—

Operating income	120,390	90,086	60,714	86,162	110,902	37,992
Other (income) and expense:
Interest income	(6)	(67)	(427)	(1,360)	(1)	—
Interest expense	38,199	40,498	47,052	43,625	34,490	22,978

Net income from continuing operations	82,197	49,655	14,089	43,897	76,413	15,014
Net loss from discontinued operations	—	(40,893)	(50,545)	(41,249)	—	—

Net income (loss)	82,197	8,762	(36,456)	2,648	76,413	15,014
Less: Net income attributable to non-controlling interests	104	909	246	56	86	38

Net income (loss) attributable to controlling interests	$82,093	$7,853	$(36,702)	$2,592	$76,327	$14,976

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2011	2010	2009	2008	2012	2011
	($ in thousands, except averages)
Statement of Cash Flows
Net cash provided by operating activities	$103,143	$61,388	$85,480	$75,624	$83,608	$11,749
Net cash used in investing activities	$(332,821)	$(272,117)	$(386,794)	$(198,138)	$(134,340)	$(145,483)
Net cash provided by financing activities	$247,988	$196,091	$329,604	$135,397	$44,235	$125,001
Investment in mining rights, equipment and development	(336,020)	$(277,409)	$(326,525)	$(182,627)	$(137,238)	$(145,483)
Balance Sheet Data (at period end)
Cash and investments in available-for-sale securities	$51,761	$33,451	$57,031	$28,585	$45,264	$24,718
Property, plant, equipment, and mine development, net	$1,323,800	$995,425	$634,250	$365,663	$1,410,694	$1,134,859
Total assets	$1,546,969	$1,131,880	$1,036,160	$697,394	$1,701,560	$1,135,184
Total long-term debt(2)	$897,411	$605,390	$345,753	$353,956	$911,188	$726,257
Total equity	$394,205	$282,066	$133,103	$86,702	$461,337	$327,053
Other Data
Adjusted EBITDA(3)	$192,506	$147,744	$101,386	$70,232	$154,846	$66,671
Capital expenditures	$(336,020)	$(277,409)	$(326,525)	$(182,627)	$(137,238)	$(145,483)
Tons produced(4)	9,028	6,813	5,921	5,411	6,840	4,614
Tons sold(4)	8,773	6,730	5,635	5,484	5,886	3,450
Average realized price per ton sold(5)	$57.08	$53.88	$48.14	$43.55	$60.34	$54.39
Average cost of sales per ton sold(6)	$19.85	$19.41	$18.02	$19.95	$21.90	$18.47

(1)	For the period ended December 31, 2009, this relates primarily to a one-time sale of equipment at Macoupin. For the six months ended June 30, 2012, $10 million was recognized as other operating income for a legal settlement with a customer on a coal sales contract.
(2)	Total long-term debt does not include $193.4 million as of June 30, 2012 and $143.5 million for all other periods presented, except 2008, of certain sale-leaseback financing obligations (including coal and surface leases) that are characterized as financing arrangements due to the continuing involvement of certain of our affiliates in mining the reserves and utilizing equipment related to the leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.” It also includes, among other items, other liabilities of discontinued operations.
(3)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization, accretion, and excludes the items or expenses as set forth below. Adjusted EBITDA is not a measure of performance defined in accordance with GAAP. However, management believes that Adjusted EBITDA is useful to investors in evaluating our performance because it is a commonly used financial analysis tool for measuring and comparing companies in our industry in areas of operating performance. Management believes that the disclosure of Adjusted EBITDA offers an additional view of our operations that, when coupled with the GAAP results and the reconciliation to GAAP results, provides a more complete understanding of our results of operations and the factors and trends affecting our business. Adjusted EBITDA should not be considered as an alternative to net income (loss) as an indicator of our performance or as an alternative to net cash provided by operating activities as a measure of liquidity. The primary material limitations associated with the use of Adjusted EBITDA as compared to GAAP results are (i) it may not be comparable to similarly titled measures used by other companies in our industry, and (ii) it excludes financial information that some may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between Adjusted EBITDA and GAAP results, including providing a reconciliation of Adjusted EBITDA to GAAP results, to enable investors to perform their own analysis of our operating results.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP measure, net income from continuing operations:

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2011	2010	2009	2008	2012	2011
	(in thousands)
Adjusted EBITDA:
Net income from continuing operations	$82,197	$49,655	$14,089	$43,897	$76,413	$15,014
Interest expense	38,199	40,498	47,052	43,625	34,490	22,978
Interest and securities income	(6)	(67)	(427)	(1,360)	(1)	—
Depreciation, depletion and amortization	70,411	55,647	39,017	27,886	43,312	27,827
Accretion on asset retirement obligations	1,705	2,011	1,655	203	632	852
Gain on coal sale contract termination	—	—	—	(44,019)	—	—

Adjusted EBITDA	$192,506	$147,744	$101,386	$70,232	$154,846	$66,671

(4)	Only includes tons produced and tons sold from our Williamson mine prior to January 1, 2010, as our Macoupin mine was in development during this period. Only includes tons produced and tons sold from our Williamson and Macoupin mines for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2011, as our Sugar Camp and Hillsboro mines were in development. The tons sold in the first six months of 2012 include Williamson and Macoupin for the full period and Sugar Camp starting on March 1, 2012 when it concluded its development period. Macoupin produced and sold 0.2 million tons in the year ended December 31, 2009, for which revenues and costs associated with this production and coal sales were capitalized as mine development. Sugar Camp produced 0.9 and 0.3 million tons and sold 0.8 and 0.3 million tons for the years ended December 31, 2011 and 2010, respectively and produced 0.2 and 0.4 million tons and sold 0.3 and 0.4 million tons for the six month periods ended June 30, 2012 and 2011, respectively and Hillsboro produced 0.5 and 0.02 million tons and sold 0.015 million and zero tons for the years ended December 31, 2011 and 2010, respectively and produced 0.5 and 0.1 million tons and sold 0.6 million and no tons for the six month periods ended June 30, 2012 and 2011, respectively, in each case, for which revenues and costs associated with this production and coal sales were capitalized as mine development.
(5)	Calculated as coal sales divided by tons sold. Average realized price per ton sold is not a GAAP metric and it may not be comparable to similarly titled measures used by other companies in our industry.
(6)	Calculated as cost of coal sales (excluding depreciation, depletion and amortization) divided by tons sold. Average cost of sales per ton sold and cash costs per ton are not GAAP metrics. These metrics may not be comparable to similarly titled measures used by other companies in our industry.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Historical Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. All references to produced tons, sold tons, or cash cost per ton sold refer to clean tons of coal.

Overview

We believe we are the lowest cost underground coal producer in the United States, based on publicly available information. We currently are operating or developing four underground mining complexes, all in the Illinois Basin region of the United States. Our mining complexes consist of:

•

Williamson, a longwall mining complex in southern Illinois, currently producing coal with one longwall mining system and two continuous miner units, with a productive capacity in excess of 8 million tons per year;

•

Sugar Camp, a longwall mining complex in southern Illinois, currently producing coal with one longwall mining system and three continuous miner units, with a productive capacity of 32 million tons per year when all four of its longwall mining systems are operational, the first of which began in the first quarter of 2012;

•

Hillsboro, a longwall mining complex in central Illinois, currently in development with two continuous miner units, with a productive capacity of 28.5 million tons per year when all three of its longwall mining systems are operational, the first of which is expected to begin in the third quarter of 2012; and

•	Macoupin, a continuous miner operation in central Illinois with a productive capacity of 3 million tons per year.

With over 3 billion tons of assigned proven and probable coal reserves, we believe that our coal reserves are sufficient to support over 45 years of production at our full expected productive capacity of up to 71.5 million tons per year. All of our reserves are favorably located with transportation access to market via rail, barge, vessel and truck. We have direct and indirect access to all five Class I railroads and own a barge-loading river terminal on the Ohio River. We also have numerous contractual arrangements with railroads and additional river terminals giving us long-term access with price certainty.

Since our inception, we have invested over $1.7 billion in capital expenditures to develop what we believe are industry leading, geologically similar, low cost and highly productive mines and related infrastructure. We plan to add additional longwall mining systems in the upcoming years to grow our production. The timing of the additional development is dependent on several factors including, but not limited to, equipment availability, permitting, the market for our coal and the committed sales position at the existing mining operations. Each additional longwall mining system could take approximately 24 to 36 months to develop at a cost of approximately $240.0 million to $375.0 million per longwall mining system. In 2011, our operating mines produced 9.0 million tons of coal and in the six months ending June 30, 2012, the operating mines produced 5.8 million tons of coal. At full run rate, each of our first longwall mining systems at Sugar Camp and Hillsboro is expected to have a productive capacity of at least 8 million tons of coal per year.

Factors That Affect Our Results

Coal Prices. We attempt to mitigate price fluctuations by executing long-term contracts when the market is favorable. For the six months ending June 30, 2012, we sold approximately 75% of our coal under contracts with terms longer than one year. Domestic coal prices have weakened in 2012 due to competition from natural gas and high inventory levels at utilities, which in combination reduced electrical generation from coal-fired plants.

International Coal Demand. We believe that international demand for thermal coal will continue to increase due primarily to strong demand from China and India and other Asian countries, coupled with a shift of supply from the Atlantic market to the Pacific market and limited growth in supply. As a result of growing international demand, coal prices for seaborne thermal coal have, from time to time, been higher relative to domestic prices and, based on forward price curves, are expected to continue to increase. Given our low cost of production and transportation optionality, we believe we will be able to competitively sell our coal into the seaborne market.

Coal Production Rates. For GAAP reporting purposes, our Williamson and Macoupin mining complexes were our only operating mines prior to 2012. During 2011 and prior, our Sugar Camp and Hillsboro complexes were both in development therefore not included in our consolidated statement of operations. We expect our coal production and revenues for GAAP reporting purposes to grow during 2012 in part due to Sugar Camp moving from the development stage to the operating stage. Sugar Camp’s first longwall began production on March 1, 2012 and Hillsboro is expected to begin production in the third quarter of 2012.

Longwall Moves. Longwall mines have periods of interrupted production as mining is completed in a particular panel and the longwall mining equipment is disassembled, moved and reassembled at the next panel. During these periods, the mine continues to ship coal to customers from inventory. We attempt to minimize this production interruption by designing long panels that limit moves to only once per year. Using this design, combined with advance planning and spare longwall mining equipment, we were able to reduce the production interruptions from the longwall move at Williamson from seven weeks during the first quarter of 2010 to only two days in April 2011 and less than one day in March 2012. There are no guarantees that future longwall moves at Williamson or our other longwall mines will have consistent results as our last two longwall moves at Williamson. Williamson has successfully completed mining four longwall panels. Sugar Camp, which started longwall production in the first quarter of 2012, and Hillsboro, which is still in the development stage, have not mined their first panels and thus have not experienced longwall moves.

Contract Position. We sell a significant portion of our coal under agreements with terms that range from twelve months to nine years. As of June 30, 2012, approximately 15.2 millions tons of our coal production in 2012, 14.4 million tons of our expected coal production in 2013 and 11.0 million tons of our expected coal production in 2014 are committed under contracts. We have sold coal to over 50 domestic power plants, industrial users and international customers. In 2011, we sold approximately 71% of coal to power plants in the United States and 29% was delivered to international customers. For the six months ended June 30, 2012, 55.5% and 44.5% of our coal was sold to domestic and international markets, respectively. The committed tons under contract and the domestic versus international percentages above are inclusive of both our operating and nominal sales from our development mines. Our sales strategy is to enter into six to ten year contracts for the majority of our production, with the first two to three years at fixed prices, and the subsequent years subject to reset at a negotiated price or the prevailing market price at regular intervals. We believe that our low cost structure positions us to successfully re-price our coal at a profitable margin in any price environment in which our competitors can operate.

Operations in Development. For GAAP reporting purposes, longwall mining operations are considered to be in development until the longwall mining operations commence. While in development, their sales, if any, and their costs are capitalized and therefore, the results of their operations do not have an effect on our consolidated statements of operations. As a result, the discussions about coal sales, costs of coal sales, transportation, depreciation, depletion and amortization, accretion on asset retirement obligations, production and sales volumes, reflect the results of only our Williamson and Macoupin operations prior to 2012 (unless indicated otherwise). Longwall operations commenced at Sugar Camp on March 1, 2012. Therefore, Sugar Camp’s results of operations are included in our consolidated statements of operations subsequent to March 1, 2012.

Cost of Coal Sales (excluding depreciation, depletion and amortization). Our costs of coal sales include mining costs which include, but are not limited to, labor, supplies, repairs, power, rental and leases, reclamation costs, inventory charges, sales-related costs, belting, and mine administration expenses. Each of these cost components has its own drivers, which can include the cost and availability of labor, changes in health care and insurance regulation, the cost of consumable items or inputs in our supplies, changes in regulation of our industry, and/or our staffing levels. In particular, our royalties depend directly upon the price at which we sell our coal and the underlying structure of our coal leases.

Our average cash cost per ton sold, calculated as cost of coal sales (excluding depreciation, depletion, and amortization) divided by tons sold, for the six months ended June 30, 2012 and 2011 was $21.90 and $18.47 per ton, respectively. We anticipate that our first fully developed Hillsboro mine will be able to produce coal at a similar cost, subject to inflation, as longwall mining commences. Hillsboro is designed to be mined in a similar fashion to Williamson and Sugar Camp, using similar equipment and numbers of personnel. The operating costs of the mine during development is netted with coal sales, if any, and capitalized as part of mine development.

Transportation Expense and Development. We sell a majority of our coal to customers at delivery points other than our mines, including river terminals on the Ohio and Mississippi Rivers and at two ports in New Orleans. As such, we often bear the transportation cost to and through these facilities. Where possible, we enter into long-term transportation contracts and throughput agreements. Because we are responsible for the cost of transporting our coal to these various delivery points, we bear the risk that our transportation expense will increase over time. The increase in transportation costs is directly related to an increase in international coal sales. Transportation costs for international shipments are higher, however, we do not bear the transportation cost or risk as it is a direct pass through to our customer. We record the full costs of any transportation between our mines and the point of sale as revenue. Since transportation is a small portion of our total revenue, the percentage increase in transportation revenue associated with international volume is lower than the percentage increase in total transportation cost.

During 2011, we continued the development of our transportation infrastructure, including the rail spur at our Hillsboro mine which we completed in the first quarter of 2012. Also, our dock facility located on the Ohio River which was under development in 2011 began outbound shipments of coal in April of 2012. In the third quarter of 2011, a subsidiary of our parent, Foresight Reserves, acquired the IC Railmarine Terminal located in Convent, Louisiana, which was renamed to Convent Marine Terminal. In 2012, we entered into a contract with the subsidiary of Foresight Reserves to secure long-term throughput capacity at the Covent Marine Terminal which provides us with additional access to ship our coal internationally. We believe our transportation infrastructure and long-term transportation and throughout contracts enable us to cost effectively deliver coal to coal-fired utilities in nearly every domestic market in the United States and to international markets, including Europe, South America, Africa, and Asia.

Depreciation, Depletion and Amortization. Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated life of the developed mineral reserves. Property, plant and equipment are recorded at cost. Costs that extend the useful life or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Interest costs applicable to major additions are capitalized during the construction period. As we continue to develop our mines, we expect depreciation, depletion and amortization to increase as we make capital expenditures to fund the development of our mineral reserves.

Accretion on Asset Retirement Obligations. Accretion expense represents the increase in the carrying amount of the liability associated with the asset retirement obligation due to the passage of time.

Selling, General and Administrative. Selling, general and administrative consists of our general corporate overhead expenses, including management and administrative labor, occupancy expenses, office expenses, and professional fees. Through December 31, 2011, we were managed by Foresight Management, a company owned by Foresight Reserves, and we reimbursed Foresight Reserves for direct and indirect management labor and costs incurred by Foresight Reserves on our behalf.

Seasonality. Demand for coal can increase due to unusually hot or cold weather as power consumers use more air conditioning or heating. Conversely, mild weather, as was experienced in the winter of 2011, can result in softer demand for our coal. Adverse weather conditions, such as blizzards or floods, can impact our ability to mine and ship our coal, and our customers’ ability to take delivery of coal.

Regulatory Environment. A variety of actions taken by regulatory agencies in the jurisdictions where we operate and in response to perceived threats to health, safety or the environment, including but not limited to climate change regulation or challenges to the issuance or renewal of our permits to operate, could substantially increase compliance costs for us and our customers, reduce general demand for coal, or interrupt operations at one or more of our mining complexes. See “Risk Factors—Risks Related to Environmental, Health, Safety and Other Regulations” for a more detailed discussion of these risk factors.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based on our financial statements, which have been prepared in accordance with GAAP. GAAP requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base these estimates on historical experience and on various other assumptions that we consider reasonable under the circumstances. On an ongoing basis we evaluate our estimates. Actual results may differ from these estimates. Of these significant accounting policies, we believe the following may involve a higher degree of judgment or complexity.

Development Stage Operations. Certain of our operations are considered development stage operations in accordance with GAAP. While in the development stage, the proceeds received from coal sales made by these companies are recorded as a reduction of mine development costs capitalized on our balance sheet. Expenses incurred by these operations while in the development stage are also capitalized on our balance sheet. Once our mines are in the production phase, the results of their operations are accounted for on our consolidated income statement. As of June 30, 2012, our Hillsboro operation remained in the development stage and is expected to remain so until the time longwall mining commences, which is anticipated in the third quarter of 2012. We started operating our first longwall at Sugar Camp in on March 1, 2012, after which Sugar Camp’s results of operations were included in our consolidated income statement. Our Williamson and Macoupin operations were in the production phase for 2010 and 2011.

Revenue Recognition. Coal sales revenue includes sales to customers of coal produced at our operations and sale of coal purchased from third parties. We recognize coal sales at the time legal title and risk of loss pass to our customers, which is generally when the coal is delivered to an agreed-upon destination. Quality adjustments are recorded, as necessary, based on contract specifications and are netted against coal sales. Fees related to the handling and transportation of coal inventory during the production process are included in coal inventory in the consolidated balance sheets.

Variable Interest Entities. We employ contractors to provide labor for our mines, coal processing facilities and our dock on the Ohio river. In accordance with GAAP, our consolidated financial statements include entities considered variable interest entities for which we are the primary beneficiary. These entities own no equipment, real property or other intangible assets and each holds a contract, and in some instances an operator assignment, to provide contract labor services solely to Foresight Energy LLC subsidiaries. We encourage you to read the notes to our historical audited consolidated financial statements in this prospectus for more information about these entities.

Financial Instruments. Financial instruments include cash and cash equivalents, accounts receivable, investments, accounts payable and long-term debt.

Impairment. If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed for recoverability. If this review indicates that the carrying value of the assets will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value through an impairment loss.

Sale-Leaseback Financing Arrangement. In the first quarter of 2009, Macoupin sold certain of its coal reserves to WPP, a subsidiary of NRP, and leased them back. The gross proceeds from this transaction were $143.5 million, and were used for capital expenditures relating to the rehabilitation of the Macoupin mine and for other capital items. As Macoupin has continued involvement in the assets sold, the transaction is treated as a financing agreement. At June 30, 2012, the outstanding balance of the sale-leaseback financing arrangement was $143.5 million.

In the first quarter of 2012, Sugar Camp Energy, LLC sold certain rail facilities to HOD LLC (“HOD”), a subsidiary of NRP and leased them back. The gross proceeds from this transaction were $50.0 million, and were used for capital expenditures, to pay down the revolving credit balance and for general corporate purposes. As Sugar Camp has continuing involvement in the assets sold, the transaction is treated as a financing agreement. At June 30, 2012, the outstanding balance of the sale-leaseback financing arrangement was $50.0 million.

Asset Retirement Obligations and Reclamation. Our ARO liabilities consist of estimated spending related to reclaiming surface land and support facilities at our mines in accordance with federal and state reclamation laws as required by each mining permit. Obligations are incurred at the time mine development commences or when construction begins in the case of support facilities, refuse areas and slurry ponds.

The liability is determined using discounted cash flow techniques and is reduced to its present value at the end of each period. We estimate our ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash cost for a third party to perform the required work. Spending estimates are escalated for inflation, and market risk premium, and then discounted at the credit-adjusted, risk-free rate. We record an ARO asset associated with the discounted liability for final reclamation and mine closure. Accretion on the ARO begins at the time the liability is incurred. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset. The ARO asset for equipment, structures, buildings, and mine development is amortized on the straight-line method over its expected life. The ARO liability is then accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free rate.

On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, changes in the timing of reclamation activities and revisions to cost estimates and productivity assumptions to reflect current experience. Any difference between the recorded amount of the liability and the actual cost of reclamation will be recognized as a gain or loss when the obligation is settled. At June 30, 2012, our balance sheet reflected asset retirement obligation liabilities of $20.5 million, including amounts classified as a current liability. As of June 30, 2012, we estimate the aggregate undiscounted cost of final mine closures to be approximately $86.3 million.

New Accounting Pronouncements

None.

Key Metrics

We assess the performance of our business using certain key metrics, which are described and analyzed below on a period to period basis. These key metrics include production, tons sold, average realization on a per ton basis, cost of coal sales (excluding depreciation, depletion and amortization), and average cash cost per ton sold.

Results of Operations

The table below displays our consolidated results of operations:

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2011	2010	2009	2012	2011
Revenues	($ in thousands)
Coal sales	$500,791	$362,592	$271,249	$355,185	$187,646

Costs and Expenses
Cost of coal sales (excluding depreciation, depletion and amortization)	174,183	130,610	101,528	128,891	63,741
Transportation	98,394	58,482	48,933	68,282	37,456
Depreciation, depletion and amortization	70,411	55,647	39,017	43,312	27,827
Accretion on asset retirement obligations	1,705	2,011	1,655	632	852
Selling, general, and administrative	38,894	28,367	22,610	13,315	15,140
Other operating (income) expense, net	(791)	(2,611)	(3,208)	(10,149)	117
(Gain) loss on commodity contracts	(2,395)	—	—	—	4,521

Operating income	120,390	90,086	60,714	110,902	37,992

Other (income) and expense:
Interest and securities income	(6)	(67)	(427)	(1)	—
Interest expense	38,199	47,498	47,052	34,490	22,978

Net income from continuing operations	82,197	49,655	14,089	76,413	15,014
Net loss from discontinued operations	—	(40,893)	(50,545)	—	—

Net income (loss)	82,197	8,762	(36,456)	76,413	15,014
Less: Net income attributable to non-controlling interests	104	909	246	86	38

Net income (loss) attributable to controlling interests	$82,093	$7,853	$(36,702)	$76,327	$14,976

Comparison of Six Months Ended June 30, 2012 to Six Months Ended June 30, 2011

Coal Sales. The following table summarizes coal sales information for the six months ended June 30, 2012 and 2011:

	For the Six Months Ended June 30,
	2012	2011
Coal sales revenue (in thousands)	$355,185	$187,646
Coal sales volume (in thousands of tons)	5,886	3,450
Coal sales realization(1)	$60.34	$54.39

(1)	Coal sales realization is defined as coal sales divided by tons sold.

Coal sales for the six months ended June 30, 2012 of $355.2 million represented an increase of $167.5 million, or 89.3%, compared to coal sales of $187.6 million for the six months ended June 30, 2011. The increase in revenue was due to an increase in tons sold as well as an increase in the average realization per ton. We sold 5.9 million tons of coal during the six month period ended June 30, 2012, compared to 3.5 million tons of coal in the same period in 2011. The increased sales volumes were attributable, in part, to longwall production starting at Sugar Camp on March 1, 2012, as well as increased tons sold to international customers versus the prior year. International coal sales increased 2.1 million tons, or 227%, while domestic coal sales increased 0.9 million tons or 32%. Coal sales realization increased 10.9% during the six months ended June 30, 2012 to $60.34 per ton, compared to $54.39 for the same period in 2011. The increase in realization was due to a higher ratio of international coal shipments to domestic coal shipments as well as a slight increase in the average realized price per ton on international sales.

Cost of Coal Sales (excluding depreciation, depletion and amortization). The following table summarizes cost of coal sales (excluding depreciation, depletion and amortization) information for the six months ended June 30, 2012 and 2011:

	For the Six Months Ended June 30,
	2012	2011
Cost of coal sales (excluding depreciation, depletion and amortization) (in thousands)	$128,891	$63,741
Tons sold (in thousands of tons)	5,886	3,450
Cash cost per ton sold(2)	$21.90	$18.47
Tons produced (in thousands)	6,840	4,614

(2)	Cash cost per ton sold is defined as cost of coal sales (excluding depreciation, depletion and amortization) divided by tons sold.

Cost of coal sales (excluding depreciation, depletion and amortization) for the six months ended June 30, 2012 was $128.9 million, an increase of $65.2 million from our cost of coal sales of $63.7 million during the six months ended June 30, 2011. Cost of coal sales (excluding depreciation, depletion and amortization) increased due to a 70.6% increase in tons sold and a $3.43 per ton increase in our cash cost per ton sold over the same period in 2011. Sugar Camp began its longwall operation on March 1, 2012 which contributed significantly to the increase in tons sold as well as to the increase in cash cost per ton sold.

Transportation Expense. Our cost of transportation for the six months ended June 30, 2012 was $68.3 million, an increase of $30.8 million, or 82.3%, compared to our transportation expense of $37.5 million for the six months ended June 30, 2011. This increase in transportation expense relates to both an increase in overall sales volumes and an increase in the volume of international sales which have higher transportation costs than our domestic sales, as a result of transporting the coal to terminals prior to loading on ocean going vessels.

Depreciation, Depletion and Amortization Expenses. Our depreciation, depletion and amortization expense for the six months ended June 30, 2012 was $43.3 million, an increase of $15.5 million over depreciation, depletion and amortization expense of $27.8 million for the six months ended June 30, 2011. This increase was primarily due to depreciation, depletion and amortization expense at Sugar Camp, which completed development of its first longwall mine in February 2012 and began production on March 1, 2012.

Selling, General, and Administrative Expenses. Our selling, general, and administrative expenses for the six months ended June 30, 2012 were $13.3 million, a decrease of $1.8 million compared to our selling, general, and administrative expenses of $15.1 million for the six months ended June 30, 2011. The decline was primarily due to lower professional services fees compared to the prior year.

Other Operating (Income) Expense, Net. In April 2012, we entered into a settlement agreement with a customer related to a coal supply agreement dating back to 2009. Under the terms of the settlement agreement, the customer paid us $10.0 million. We have no future obligations under the settlement or original coal supply agreements. The settlement proceeds were recorded in other operating (income) expense, net in our consolidated statements of operations. There were no similar settlements in the prior year period.

Change in Fair Value in Commodity Contracts. We recorded a loss on coal commodity contracts of $4.5 million during the six months ended June 30, 2011. There were no similar contracts in 2012.

Interest Expense. Our interest expense for the six months ended June 30, 2012 was $34.5 million, an increase of $11.5 million, or 50.0%, compared to interest expense of $23.0 million for the six months ended June 30, 2011. Interest expense increased primarily as a result of higher outstanding balances on our revolving credit facility and longwall financing arrangements. Interest expense also increased as a result of a decrease in the amount of interest expense capitalized due primarily to a decrease in the amount of development projects outstanding. During the six months ended June 30, 2012, $13.9 million in interest expense was capitalized as compared to $17.4 million for the six months ended June 30, 2011, as several projects transitioned from the development stage into the production stage in 2012.

Net Income. We realized net income of $76.4 million during the six months ended June 30, 2012, an increase of $61.4 million, or 408.9%, from net income of $15.0 million for the six months ended June 30, 2011, due to the factors stated above.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

Coal Sales. The following table summarizes coal sales information for the year ended December 31, 2011 and December 31, 2010:

	For the Year Ended December 31,
	2011	2010
Coal sales revenue (in thousands)	$500,791	$362,596
Tons sold (in thousands of tons)	8,773	6,730
Coal sales realization per ton	$57.08	$53.88

Coal sales for the year ended December 31, 2011 were $500.8 million, an increase of $138.2 million or 38% compared to $362.6 million for the year ended December 31, 2010. The increase is due to a 30% increase in sales volume, and an increase in the coal sales realization of $3.20 per ton. We sold 8.8 million tons of coal during the year ended December 31, 2011, compared to 6.7 million tons of coal in the same period in 2010. The increased sales volumes were attributable to increases in production at the Williamson and Macoupin mines and increased market penetration by Macoupin. Coal sales realization during the year ended December 31, 2011 was $57.08 per ton compared to $53.88 for the same period in 2010, representing an increase in realization of $3.20 per ton, or 6%. This increase was primarily due to a higher percentage of our coal sales being sold to international customers and higher contracted prices for our international coal sales.

Cost of Coal Sales (excluding depreciation, depletion and amortization). The following table summarizes cost of coal sales information for the year ended December 31, 2011 and 2010:

	For the Year Ended December 31,
	2011	2010
Cost of coal sales (excluding depreciation, depletion and amortization) (in thousands)	$174,183	$130,610
Tons sold (in thousands of tons)	8,773	6,730
Cash cost per ton sold	$19.85	$19.41
Tons produced (in thousands)	9,028	6,813

Cost of coal sales (excluding depreciation, depletion and amortization) for the year ended December 31, 2011 was $174.2 million, an increase of $43.6 million from our cost of coal sales (excluding depreciation, depletion and amortization) of $130.6 million for the year ended December 31, 2010. This increase was primarily a result of increased sales volumes. Our cash cost per ton sold in the year ended December 31, 2011 was $19.85, an increase of $0.44, or 2%, from our cash cost per ton sold of $19.41 in the year ended December 31, 2010. The increase in cash cost per ton sold was the result of an increase in the cash cost per ton sold at Williamson due to increased royalties and coal processing costs, partially offset by a decrease in the cash cost per ton sold at Macoupin due to increased production. Royalties increased due to an increase in the average selling price of our coal. Coal processing costs increased due to an increase in supplies consumed in the coal preparation process and additional repair and maintenance costs to preparation plant equipment. The increased production at Macoupin was the result of increased efficiencies from a more experienced work force and the addition of an extra section to the mine.

Transportation. Our costs of transportation in the year ended December 31, 2011 were $98.4 million, an increase of $39.9 million, or 68%, compared to our transportation expense of $58.5 million in the year ended December 31, 2010. This increase in transportation expense relates primarily to an increase in sales volumes from our operations and an increase in the amount of international sales. Our transportation costs, in part, correlate to the distance required to transport our coal to the buyer. As a result, the transport of our coal to domestic buyers has lower associated costs than the transport of our coal to international buyers. International sales require us to transport coal first by rail to a seaborne export terminal in Convent, Louisiana and then load on to the buyers’ ships. In certain circumstances, the cost of transporting our coal to international buyers can be as much as twice the cost of transporting our coal to domestic buyers.

Depreciation, Depletion and Amortization Expenses. Our depreciation, depletion and amortization expenses for the year ended December 31, 2011 were $70.4 million, an increase of $14.8 million, or 27%, over our depreciation, depletion and amortization expenses of $55.6 million for the year ended December 31, 2010. This increase was a result of additional property, plant, equipment in service as compared to the prior year.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses for the year ended December 31, 2011 were $38.9 million, an increase of $10.5 million, or 37%, over our selling, general and administrative expenses of $28.4 million for the year ended December 31, 2010. The higher expense in the year ended December 31, 2011 was due to higher administrative costs associated with managing additional mining operations compared to the year ended December 31, 2010. Specifically, there were additional costs related to the development and growth of the Hillsboro, Sugar Camp and Macoupin mining operations.

Gain on Commodity Contracts. We recorded a gain on coal commodity contracts of $2.4 million during the year ended December 31, 2011. There were no similar contracts in 2010.

Interest Expense. Our interest expense in the year ended December 31, 2011, was $38.2 million, a decrease of $2.3 million, or 6%, compared to our interest expense of $40.5 million for the year ended December 31, 2010. The decrease in interest expense was due to a decrease in interest expense related to the sale–leaseback financing transaction at Macoupin and additional capitalized interest on our Hillsboro and Sugar Camp mine development projects. The decrease in the interest expense at Macoupin was due to a change in the estimated annual production over the lease term.

Net Income from Continuing Operations. We realized net income from continuing operations of $82.2 million in the year ended December 31, 2011, an increase of $32.5 million, or 66%, from our net income from continuing operations of $49.7 million for the year ended December 31, 2010, due to the factors stated above.

Net Loss from Discontinued Operations. The net loss from discontinued operations decreased $40.9 million in 2011 compared to 2010 as a result of the deconsolidation of the discontinued operations in 2010 as part of our 2010 Reorganization.

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Coal Sales. Total mining revenues for the year ended December 31, 2010, increased by $91.3 million, or 34%, to $362.6 million from $271.2 million for the year ended December 31, 2009. This was due to an increase in average realization and an increase in the amount of coal sold during the 2010 year. Average realization was $53.88 per ton in the year ended December 31, 2010, an increase of $5.74 per ton, over our average realization for the year ended December 31, 2009, which was $48.14 per ton. The improvement was due to the expiration of some low priced contracts at the end of 2009 and shipments on new contracts in 2010 with higher average realization. We sold 6.7 million tons of coal in the year ended December 31, 2010, compared to sales of 5.6 million tons for the year ended December 31, 2009. The increased sales volumes were due primarily to sales from our acquired Macoupin operations which moved out of the development stage at the beginning of 2010. We produced 6.8 million tons of coal in the year ended December 31, 2010, or 0.9 million tons more than the 5.9 million tons we produced during the year ended December 31, 2009, due to the commencement of production at Macoupin in 2010. The 2009 period did not benefit from any production from Macoupin.

	For the Year Ended December 31, (tons in millions)
	2010	2009
Production(1)	6.8	5.9
Tons sold (sales)	6.7	5.6
Average realization ($/ton)	$53.88	$48.14

(1)	As reported by MSHA.

Cost of Coal Sale (excluding depreciation, depletion and amortization). Our cost of coal sales (excluding depreciation, depletion and amortization) for the year ended December 31, 2010, was $130.6 million, an increase of $29.1 million, or 29% from our cost of sales (excluding depreciation, depletion and amortization) of $101.5 million during the year ended December 31, 2009, primarily as a result of increased sales volumes. Our average cash cost per ton sold for the year ended December 31, 2010 was $19.41 per ton, an increase of $1.39 per ton, or 8%, over our average cost per ton sold of $18.02 per ton for the year ended December 31, 2009. The increase was primarily attributable to increases in our royalty expense as a result of increased revenue / sales prices, supplies and repairs, and specific subsidence projects which were completed during the third and fourth quarters at Williamson.

	For the Year Ended December 31,
	2010	2009
Cost of coal sales (excluding depreciation, depletion and amortization (in millions)	$130.6	$101.5
Tons sold (in millions)	6.7	5.6
Cash cost per ton sold	$19.41	$18.02

Transportation Expense. Our costs of transportation for the year ended December 31, 2010, were $58.5 million, an increase of $9.6 million, or 20%, over our transportation expense of $48.9 million for the year ended December 31, 2009. This increase in transportation expense relates primarily to the increased tonnage sold in 2010 over 2009.

Depreciation, Depletion and Amortization. Our depreciation, depletion and amortization expenses for the year ended December 31, 2010, were $55.6 million, an increase of $16.6 million, or 43%, over our depreciation and amortization expenses of $39.0 million for the year ended December 31, 2009. The higher expense in the year ended December 31, 2010 was principally due to the acquisition of Macoupin in 2009 and the recording depreciation expense in the 2010 period as production began. Macoupin had no depreciation expense in the comparable 2009 period as it was in development.

Selling, General and Administrative. Our selling, general and administrative expenses for the year ended December 31, 2010, were $28.4 million, an increase of $5.8 million, or 25%, over our selling, general and administrative expenses of $22.6 million for the year ended December 31, 2009. The higher expense in the year ended December 31, 2010, was due to higher administrative costs associated with managing additional mining operations compared to the year ended December 31, 2009. Specifically, the Company had additional costs related to the development and growth of Hillsboro, Sugar Camp and Macoupin.

Interest Expense. Our interest expense in the year ended December 31, 2010 was $40.5 million, a decrease of $6.6 million, or 14%, compared to our interest expense of $47.1 million for the year ended December 31, 2009. The decrease in interest expense was due to a decline in the average interest rate on our borrowings primarily due to the repayment of the Williamson Royalty Ventures note and additional capitalized interest on our Hillsboro and Sugar Camp mine development projects.

Net Income from Continuing Operations. We realized net income from continuing operations of $49.7 million in the year ended December 31, 2010, a $35.6 million increase from our net income from continuing operations of $14.1 million for the year ended December 31, 2009 due to the factors stated above.

Net Loss from Discontinued Operations. The net loss from discontinued operations decreased to $40.9 million in 2010 compared to $50.5 million in 2009. The decrease in the loss was mainly attributable to the deconsolidation of the discontinued operations as part of our 2010 Reorganization. As a result of the deconsolidation, the 2010 results only include 7.5 months of discontinued operations compared to a full 12 months in 2009.

Liquidity and Capital Resources

Our business is capital intensive and requires substantial capital expenditures for purchasing, upgrading and maintaining equipment used in developing and mining our reserves, as well as complying with applicable environmental and mine safety laws and regulations. Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and service our debt. Historically, our primary sources of liquidity have been committed capital contributions from Foresight Reserves, borrowings under committed financing arrangements and cash flow from operations. In the next five years, we may need to access financing markets to refinance maturing debt including our Senior Secured Credit Facility and Senior Notes. We believe that cash flows from operations and borrowings under our committed financings will provide sufficient liquidity for us to meet our working capital, capital expenditure and other cash requirements for the next twelve months.

Following completion of this offering, we expect our sources of liquidity to include cash generated by our operations, borrowings under our Senior Secured Credit Facility and issuances of equity and debt securities. Furthermore, following the completion of this offering, we will make a minimum quarterly distribution of $         per common unit per quarter, which equates to $         million per quarter, or $         million per year, based on the number of common units to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses. Please read “Distribution Policy and Restrictions on Distributions.”

At June 30, 2012, the total amount outstanding under our debt and financing arrangements was $1.1 billion, compared to $1.0 billion at December 31, 2011. The increase was primarily used to invest in the development of our Hillsboro and Sugar Camp mines. As of June 30, 2012, we had cash of $45.3 million compared to $51.8 million at December 31, 2011.

As of June 30, 2012, the amount available for borrowing under all of our debt and financing arrangements was approximately $122.0 million, $93.0 million of which is available under our Senior Secured Credit Facility.

Comparison of Six Months Ended June 30, 2012 to Six Months Ended June 30, 2011

Net cash provided by operating activities was $83.6 million for the six months ended June 30, 2012, compared to $11.7 million for the six months ended June 30, 2011. The increase in cash provided by operations was primarily a result of the increase in net income as compared to the comparable period in the prior year and changes in certain of our working capital accounts.

Net cash used in investing activities was $134.3 million for the six months ended June 30, 2012, compared to $145.5 million in the same period of 2011. For the six months ended June 30, 2012 and 2011, we invested $137.2 million and $145.5 million, respectively, in plant, equipment, and development, principally for our Hillsboro and Sugar Camp mines. On March 1, 2012, development of Sugar Camp’s first longwall mine was completed. During the six months ended June 30, 2012 and 2011, we financed $2.8 million and $25.8 million, respectively, of longwall equipment which is reported as a non-cash item on our consolidated statements of cash flows (see Note 5 to our unaudited consolidated financial statements included elsewhere in this prospectus).

Net cash provided by financing activities was $44.2 million for the six months ended June 30, 2012, compared to $125.0 million for the six months ended June 30, 2011. The net cash provided by financing activities of $44.2 million for the six months ended June 30, 2012 was primarily due to $50.0 million in proceeds received under the Sugar Camp sales-leaseback financing arrangement with HOD and $33.1 million in proceeds received under a financing arrangement to acquire longwall shields, offset partially by $19.0 million of net repayments on our Senior Secured Credit Facility and $9.3 million in equity distributions. During the six month period ended June 30, 2011, we received $30.0 million in equity contributions from our members and had net draws under our Senior Secured Credit Facility totaling $95.0 million.

Long-Term Debt and Financing Arrangements

Senior Secured Credit Facility

On December 15, 2011, we amended and restated our four-year Senior Secured Credit Facility providing for up to $400.0 million of borrowings with various financial institutions. Borrowings under the Senior Secured Credit Facility will bear interest at floating rates based on a Eurodollar rate or a bank base rate, at our election, plus applicable margins (4.0% and 4.3% at June 30, 2012 and December 31, 2011, respectively) that are determined by reference to a pricing matrix based on our debt to EBITDA ratios as defined in the agreement. The Senior Secured Credit Facility expires on August 12, 2014. At June 30, 2012, $305.0 million had been drawn and $2.0 million of borrowings were reserved for letters of credit leaving additional available borrowing capacity of $93 million.

Longwall Financing Arrangements

Longwall Shield Financing

On March 30, 2012, we entered into a longwall financing arrangement with certain financial institutions to fund the purchase of longwall mining equipment the “Longwall Shield Facility”. We have $33.1 million outstanding under the Longwall Shield Facility as of June 30, 2012, which bears interest at the one-month LIBOR plus 5.00%. We expect to borrow up to an additional $25.1 million and anticipate accounting for this agreement as a capital lease beginning on the date when we take possession of the longwall mining equipment and make final payment to the manufacturer (the “Funding Date”). The rate will be determined on the Funding Date based on a federal funds reference rate. The term of the agreement will be between four and five years and the total financed amount is expected to be $58.2 million.

Hillsboro Financing

On May 14, 2010, Hillsboro Energy LLC, as the borrower, and Foresight Energy LLC, as a guarantor, entered into a credit agreement with Credit Agricole Corporate and Investment Bank (formerly Calyon New

York Branch), as administrative agent (the “Hillsboro Credit Agreement”). The Hillsboro Credit Agreement provides financing for longwall mining equipment and related parts and accessories, of up to $77.3 million toward the $91.0 million estimated cost of the longwall mining equipment and related parts and accessories. The financing is secured by the assets purchased with the proceeds from this credit agreement. In addition, the Hillsboro Credit Agreement provides for financing of up to $4.5 million of loan fees and $7.5 million of eligible interest on the loan during the construction of the longwall mining equipment. The loan therefore provides a total commitment of approximately $89.3 million. Interest accrues on the note at a fixed rate per annum of 5.555% and is due on June 15, 2012 and each last day of March and September until maturity, unless considered as eligible interest. Principal is to be paid in 17 equal semi-annual payments commencing on September 30, 2012. At June 30, 2012, $85.4 million was outstanding under this agreement and there is $3.9 million of available capacity.

Sugar Camp Financing

On January 5, 2010, Sugar Camp Energy, LLC, as the borrower, and Foresight Energy LLC, as a guarantor, entered into a credit agreement with financial institutions Calyon Deutschland Niederlassung Einer Französischen Société Anonyme and Credit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent (the “Sugar Camp Credit Agreement”). The Sugar Camp Credit Agreement provides financing for longwall mining equipment of up to $83.4 million toward the $98.1 million estimated cost of the longwall mining equipment. The financing is secured by the assets purchased with the proceeds from this credit agreement. In addition, the Sugar Camp Credit Agreement provides for financing of up to $4.9 million of fees and $9.4 million of eligible interest on the loan during the construction of the longwall mining equipment. Interest accrues on the note at a fixed rate per annum of 5.78% and is due semi-annually on the last day of June and December until maturity. Principal is to be repaid in 17 equal semi-annual payments commencing on June 30, 2012 through June 30, 2020. At June 30, 2012, $89.6 million was outstanding under this agreement.

Senior Notes

On August 12, 2010, we completed a $400.0 million senior unsecured notes offering. The notes bear interest at a rate of 9.625% per annum, payable semi-annually on each February 15 and August 15, with the entire principal balance due on August 15, 2017. Proceeds from the financing transaction were used to pay off a large portion of Foresight Energy LLC’s then existing indebtedness.

Sale-Leaseback Financing Arrangements

In the first quarter of 2009, Macoupin Energy LLC sold certain of its coal reserves and rail facility assets to WPP, a subsidiary of NRP, and leased them back. The gross proceeds from this transaction were $143.5 million, and were used for capital expenditures relating to the rehabilitation of the Macoupin mine and for other capital items. As Macoupin Energy LLC has continuing involvement in the assets sold, the transaction is treated as a financing agreement. At June 30, 2012, the outstanding balance of the sale-leaseback financing arrangement was $143.5 million.

In the first quarter of 2012, Sugar Camp Energy, LLC sold certain rail facilities to HOD, a subsidiary of NRP, and leased them back. The gross proceeds from this transaction were $50.0 million, and were used for capital expenditures, to pay down the revolving credit balance and for general corporate purposes. As Sugar Camp Energy, LLC has continuing involvement in the assets sold, the transaction is treated as a financing agreement. At June 30, 2012, the outstanding balance of the sale-leaseback financing arrangement was $50.0 million.

Loan Covenants

The guaranty agreements between us and the lender under each of the Sugar Camp Credit Agreement and the Hillsboro Credit Agreement contain certain financial covenants that require, among other things, maintenance of minimum amounts and compliance with debt service coverage and leverage ratios, consistent with those of our Senior Secured Credit Facility. We met the required financial covenants on June 30, 2012 and December 31, 2011 and we believe we are currently in compliance. In addition, our other financing arrangements include customary covenants with which we believe we are currently in compliance. See “Description of Indebtedness” for a description of these covenants.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements including guarantees, operating leases, indemnifications, and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our consolidated balance sheets and, except for the operating leases, we do not expect any material impact on our cash flows, results of operations or financial condition to result from these off-balance sheet arrangements.

From time to time we use bank letters of credit to secure our obligations for workers’ compensation programs, various insurance contracts and other obligations. At June 30, 2012 and December 31 2011, we had $2.0 million and no of letters of credit outstanding, respectively.

We use surety bonds to secure reclamation and other miscellaneous obligations. As of June 30, 2012, we had 43.5 million of outstanding surety bonds with third parties. These bonds were in place to secure post-mining reclamation.

Contractual Obligations

The following is a summary of our significant future contractual obligations by year as of December 31, 2011 (in thousands):

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Principal repayments on long-term debt(1)	$897,411	$16,238	$366,540	$42,540	$472,093
Interest related to long-term debt(1)	296,757	60,071	115,468	88,532	32,686
Operating lease obligations	11,077	3,932	6,551	594	—
Coal and surface leases and overriding royalties(2)	1,110,638	61,251	221,013	147,342	681,032
Construction capital expenditure obligations(3)	63,316	63,316	—	—	—

Total	$2,379,199	$204,808	$709,572	$279,008	$1,185,811

(1)	Excludes payments on the sale-leaseback financing arrangements, but includes Sugar Camp and Hillsboro longwall financing arrangements, our Senior Secured Credit Facility and our 9.625% senior unsecured notes due 2017. Assumes no repayment on our Senior Secured Credit Facility until maturity.
(2)	See description of agreements under “—Coal and Surface Leases and Overriding Royalties” below. Includes payments due on the sale-leaseback financing arrangement.
(3)	We have contractual obligations to make $63.3 million of construction capital expenditures and expect, but are not contractually obligated, to make $6.0 million of capital expenditures, at Sugar Camp, Hillsboro and Macoupin, and to complete our transportation projects.

In April 2012, we entered into an agreement with an affiliated company owned by Foresight Reserves to secure long-term throughput capacity at the Covent Marine Terminal. Fees paid under the contract are based on the tonnages of coal we move through the terminal, subject to minimum annual take-or-pay volume commitments throughout the 10 year term of the contract. The minimum annual commitment amount is $13.9 million in 2012, $19.4 million in 2013, $40.5 million in 2014, and thereafter increases approximately 4.4% per year.

Coal and Surface Leases and Overriding Royalties

Currently, we have several leases with both affiliated and non-affiliated parties. We believe that all such leases with both affiliated and non-affiliated parties are on arm’s-length commercial terms. See “Certain Relationships and Related Party Transactions” for a description of transactions with affiliated parties.

Williamson

Williamson Energy, LLC leases the Williamson Rail Load Out facility through a sublease with Williamson Transport LLC, owned by NRP, a related party. The term of the surface sublease is through March 12, 2018. At the end of the term, Williamson Transport has the option to renew the sublease on terms mutually agreeable to both parties. If Williamson Transport elects not to renew the sublease, Williamson has the option to buy the Williamson Rail Load Out facility for its fair market value as determined by an independent appraiser.

Williamson Energy, LLC has a surface sublease agreement with Savatran for the construction, operation, and maintenance of the rail spur at Williamson. The lease term of the sublease is through March 12, 2018. At the end of the term, Savatran has the option to renew the sublease. Williamson Energy, LLC has the option to buy the Savatran rail spur for its fair value as determined by an independent appraiser. Williamson Energy, LLC has a coal mining lease agreement with Independence, owned by NRP, a related party. The term of this agreement is through March 13, 2021, and can be renewed for additional five year periods or until all merchantable and mineable coal has been mined and removed. Williamson Energy, LLC is required to pay Independence the greater of 9.0% of the gross selling price or $2.85 per ton for the coal mined from the leased premises. In addition to the tonnage royalty, Williamson Energy, LLC is required to pay a quarterly minimum royalty of $416,750 payable on the 20th of January, April, July, and October in each year this lease is in effect, for the prior quarter production. The minimum royalty is recoupable on future tons mined . If during any quarter the tonnage royalty exceeds the $416,750 quarterly minimum royalty, Williamson Energy, LLC may recoup any unrecouped quarterly deficiency payments made during the preceding nineteen quarters from the excess tonnage royalty on a first paid, first recouped basis. The lease also has a provision for wheelage payable at 0.5% of the gross selling price when foreign coal is transported over the premises. Williamson Energy, LLC has an overriding royalty agreement with Independence. As such, Independence will receive an overriding royalty interest in the amount of $0.30 per ton for each ton of clean coal mined from certain mineral reserves identified in the agreement that Williamson Energy, LLC does now or in the future will control that are sold to any third party for the life of the Williamson mining operations on the identified mineral reserves.

Williamson Energy, LLC has coal mining lease agreements with WPP, an affiliate of NRP, a related party. The leases allow for the mining, processing, and transporting of coal reserves located in Illinois. The terms of the coal leases include the requirement for Williamson Energy, LLC to pay WPP minimum royalties, tonnage royalties, and wheelage. The term of this lease is 15 years and can be renewed for an additional five years or until all merchantable and mineable coal has been mined and removed. Williamson Energy, LLC is required to pay the greater of 8.0% of the gross selling price or $2.50 per ton for the first eight million tons of clean coal mined from the leased premises in any calendar year. For all tonnage mined in excess of the eight million tons, the royalty is the greater of 5.0% of the gross selling price or $1.50 per ton of clean coal mined from the leased premises. All royalties are for clean coal mined from the Herrin No. 6 seam of coal on the leased premises. In addition to tonnage royalty, the quarterly minimum royalty is $2 million, payable on the 20th of January, April, July, and October in each year this lease is in effect, for the prior quarter production. The minimum royalty is recoupable on future tons mined. If during any quarter the tonnage royalty exceeds the $2 million quarterly minimum royalty, Williamson Energy, LLC may recoup any unrecouped quarterly deficiency payments made during the preceding nineteen quarters from the excess tonnage royalty on a first paid, first recouped basis. Furthermore, the lease provides for an overriding royalty of $0.10 per ton on the first 8.5 million tons mined from specific coal reserves outlined in the agreement. The lease also requires a wheelage payable at 0.5% of the gross selling price when foreign coal is transported over the premises.

As part of the 2010 Reorganization, Williamson Energy, LLC leased coal reserves from Colt, an affiliated company. The term of this lease is for ten years with six renewal periods of five years each. Williamson Energy, LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. The minimum royalty for this lease, which is recoupable only against actual production royalty from future tons mined during the period of 5 years following the date on which any such minimum royalty is paid, is as follows:

For calendar year 2012	$500,000
For calendar year 2013 and thereafter	$2,000,000

Hillsboro

Hillsboro Energy LLC entered into a coal mining lease agreement on September 10, 2009, with WPP. Hillsboro Energy LLC leased certain mineral rights from WPP for a term of 20 years and can renew for additional five year terms, with a maximum of six terms or until all merchantable and mineable coal has been mined and removed. Hillsboro Energy LLC is required to pay WPP the greater of 8.0% of the gross selling price or $4.00 per ton and a fixed royalty in the amount set forth in the agreement for the coal mined from the leased premises. Hillsboro Energy LLC paid a minimum royalty of $3,100,000 on April 20, 2010, covering the period of January 1, 2010 through March 31, 2010. For the remaining three calendar quarters in 2010 and the four calendar quarters of 2011, the quarterly minimum royalty was $3,100,000 for the prior quarter’s production. Beginning with the quarterly minimum royalty due April 20, 2012, the quarterly minimum royalty is $7,500,000 payable on the 20th of January, April, July, and October in each year until 2031, for the prior quarter’s production. Beginning with the quarterly minimum royalty due April 20, 2032, the quarterly minimum will be $125,000 for each quarter of 2032 and each subsequent quarter. The minimum royalty is recoupable on future tons mined. If during any quarter the tonnage royalty exceeds the applicable quarterly minimum royalty, Hillsboro Energy LLC may recoup any unrecouped quarterly deficiency payments made during the preceding twenty quarters in any year other than 2010 from the excess tonnage royalty on a first paid, first recouped basis.

As part of the 2010 Reorganization, Hillsboro Energy LLC leased coal reserves from Colt, an affiliated company under two leases, the terms of which are identical but that each cover different reserves. The term of these leases is for five years with seven renewal periods of five years each. Hillsboro Energy LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. The minimum royalty for each of these leases, which is recoupable only against actual production royalty from future tons during the period of 5 years following the date on which any such minimum royalty is paid, is as follows:

For calendar year 2012	$1,000,000
For calendar year 2013 and thereafter	$4,000,000

Macoupin

In January 2009, NRP acquired additional coal reserves and infrastructure assets related to Macoupin for $143.7 million. Simultaneous with the closing, Macoupin Energy LLC entered into a lease transaction with affiliates of NRP for mining of the mineral reserves and for the rail and loadout facilities. The mineral reserve mining lease is for a term of 20 years and can be extended for additional five-year terms limited to six such renewals. The lease requires a tonnage royalty of the greater of 8% plus $0.60 per ton and $5.40 per ton with annual minimums of $16 million. The minimum royalty is recoupable on future tons mined. If during any quarter, tonnage royalty and tonnage fees paid under the rail load-out and rail loop leases discussed below exceed $4 million, Macoupin Energy LLC may recoup any unrecouped quarterly deficiency payments made during the preceding twenty quarters on a first paid, first recouped basis, except that any quarterly deficiency payments made with respect to any period during 2009 are only recoupable for the succeeding twelve quarters. The Macoupin rail load-out facility and rail loop facility leases are for terms of 29 years with 16 renewals for five years each. The leases require a payment for every ton of coal loaded through the facility for the first 30 years up to 3.4 million tons along with an annual rental payment. The fee per ton is $3.00. Macoupin Energy LLC is responsible for operations, repairs and maintenance and for keeping rail facilities in good working order.

As part of the 2010 Reorganization, Macoupin Energy LLC leased coal reserves from Colt, an affiliated company under two leases, the terms of which are identical but that cover different reserves. The term of these leases is for ten years with six renewal periods of five years each. Macoupin Energy LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. The minimum royalty for each of these leases, which is recoupable only against actual production royalty from future tons mined during the period of 5 years following the date on which any such minimum royalty is paid, is as follows:

For calendar year 2012	$500,000
For calendar year 2013 and thereafter	$2,000,000

Effective June 1, 2012 Macoupin Energy LLC leased additional coal reserves from Colt, an affiliated company, under another lease. The term of this lease is ten years with six renewal periods of five years each. Macoupin Energy LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. The minimum royalty for this lease, which is recoupable only against actual production royalty from future tons mined during the period of 5 years following the date on which any such minimum royalty is paid, is as follows:

For calendar year 2012	$175,000
For calendar year 2013	$500,000
For calendar year 2014 and thereafter	$2,000,000

Sugar Camp

In 2005, Sugar Camp Energy, LLC entered into a mineral lease with RGGS Land & Mineral Ltd., L.P. The primary term of this lease is for twenty years with two ten year renewal periods available under certain conditions described in the lease. Sugar Camp Energy, LLC is required to pay the greater of a price per ton or a percentage of the gross sales price for each ton of coal mined from the premises. In addition to the tonnage royalty, the minimum royalty for this lease, which is recoupable on future tons mined, with limitations as outlined in the lease, is $4.008 million in 2010 and 2011 then reduces to $2.004 million for the remainder of the primary term.

As part of the 2010 Reorganization, Sugar Camp Energy, LLC leased coal reserves from Ruger, an affiliated company. The term of this lease is for ten years with six renewal periods of five years each. Sugar Camp Energy, LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. There is no minimum royalty associated with this lease.

As part of the 2010 Reorganization, Sugar Camp Energy, LLC entered into two overriding royalty agreements with Ruger pursuant to which Sugar Camp Energy, LLC is given the right to mine certain reserves controlled by Ruger as lessee. Pursuant to these overriding royalty agreements, the total royalty that Sugar Camp Energy, LLC will be required to pay for each ton of coal mined is equal to the difference between (i) the actual production royalty paid by Sugar Camp Energy, LLC to the lessor of the reserves under the leases assumed by Sugar Camp Energy, LLC from Ruger and (ii) the amount which is equal to eight percent of the gross selling price of the coal mined under the leases. In addition to the overriding royalty, the minimum royalty for each of these agreements, which is recoupable only against actual overriding royalty during the period of five years following the date on which such overriding royalty was paid, is as follows:

For calendar year 2012	$250,000
For calendar year 2013 and thereafter	$1,000,000

Transportation Infrastructure

As part of the 2010 Reorganization, Foresight Reserves contributed Savatran (which also owns the Williamson Track rail spur) and SITran to Foresight Energy LLC. In exchange, Foresight Energy LLC caused each of Williamson Energy, LLC, Sugar Camp Energy, LLC, Hillsboro Energy LLC and Macoupin Energy LLC to enter into Surface Lease and Transportation Agreements with Savatran and SITran. Those agreements are described in “Business—Transportation.” Foresight Energy LLC further caused each of Savatran and SITran to pay over all sums collected prior to the 2010 Reorganization under the Surface Lease and Transportation Agreements to Foresight Reserves.

Other Leases

We lease office space under various leases with monthly payments that expire during January of 2013 and January of 2017. We also lease railcars from various companies that require monthly payments. These leases expire at different times from July 30, 2012 through December 31, 2014, and are customarily renewed and/or replaced.

Quantitative and Qualitative Disclosures About Market Risk

We define market risk as the risk of economic loss as a consequence of the adverse movement of market rates and prices. We believe our principal market risks are commodity price risk and interest rate risks.

Commodity Price Risk

We have commodity price risk as a result of changes in the market value of our coal. We try to minimize that risk by entering into fixed priced coal supply agreements and various commodity hedge agreements. During 2011, we entered into various coal commodity contracts. We had no outstanding coal commodity contracts as of, or for the six month period ending June 30, 2012.

Interest Rate Risk

We are exposed to market risk associated with interest rates due to our existing level of indebtedness. At June 30, 2012, of our $911.2 million long-term debt outstanding, $338.1 million of outstanding borrowings have interest rates that fluctuate based on changes in the market rates. A one percentage point increase in the interest rates related to those borrowings would result in an annualized increase in interest expense of approximately $3.4 million.

Credit Risk

We have credit risk associated with our customers/counterparties in our coal sales agreements and commodity hedge contracts. We have procedures in place to assist in determining the creditworthiness and credit limits for such customers and counterparties. Generally, credit is extended based on an evaluation of the customer’s financial condition. Collateral is not generally required, unless credit cannot be established. Credit losses are provided for in the financial statements and have historically been minimal.

BUSINESS

We are a low cost producer of high Btu thermal coal with expertise in operating and developing highly productive underground mines in the Illinois Basin. We have invested over $1.7 billion in four mining complexes and related transportation infrastructure with long reserve lives which we believe will provide us with significant sustainable free cash flow. We have significant near-term and long-term growth opportunities through the more than 3 billion tons of coal reserves that we control. We expect our near-term growth opportunities to come from previously invested capital and the ramp-up of longwall production and our long-term growth opportunities to come as longwall mining systems are added at existing complexes at substantially reduced capital costs compared to new greenfield mines.

We believe our first operation, Williamson, was the most productive underground coal mine in the United States for the first quarter of 2012 and for the fourth quarter of 2011 on a clean tons produced per man hour basis. Our leading productivity translates into low costs, and we believe we are the lowest cost underground coal producer in the United States at $19.85 cash costs per ton sold in 2011. See note 6 “Prospectus Summary—Summary Historical Consolidated Financial and Other Information” for a GAAP reconciliation of cash costs per ton sold. We believe it is not only important to be a low cost producer at the mine but also on a delivered basis to end users. As a result, we have developed infrastructure to provide each mining complex with multiple transportation options, providing widespread cost competitive access to both domestic and international markets. We believe we are among the largest United States exporters of thermal coal, and, in recent years, we have exported approximately 33% of our coal to Europe, South America, Africa and Asia.

Our four mining complexes (Williamson, Sugar Camp, Hillsboro and Macoupin) are designed to support up to 8 longwall mining systems, giving them a combined productive capacity of up to 71.5 million tons of high Btu coal per year. We currently operate one longwall mining system at Williamson and one longwall mining system at Sugar Camp. We plan to commence one longwall mining system at Hillsboro in the third quarter of 2012, having already invested most of the expansion capital necessary to develop this mine. Longwall mining is a highly-automated, underground mining technique that enables high volume, low cost coal production. The output of a longwall mining system includes two continuous mining units. These continuous mining units contribute to the production levels of a mining system but their primary function is to prepare an area of the mine for longwall operations. Our more than 3 billion tons of reserves consist primarily of three large contiguous blocks of coal, each benefiting from thick seams and roof and floor geology favorable for longwall mining. The geology, mine plan, equipment and infrastructure at each of Sugar Camp and Hillsboro are relatively similar to Williamson and we anticipate similar productivity at each of these complexes. Once we conclude the initial development of a longwall mining system we test the installation to ensure the equipment is aligned and functions properly. This testing phase historically has lasted only a few days. Once testing and development are complete we commence full operations. Our production level increases meaningfully when we start operating a new longwall mining system.

We sell a significant portion of our coal under agreements with terms of one year or longer. We market and sell our coal to a diverse customer base including electric utility and industrial companies in the eastern United States, as well as the seaborne thermal coal market. As of June 30, 2012, we have secured coal sales commitments for approximately 15.2 million tons for fiscal year 2012, 14.4 million tons for fiscal year 2013 and 11.0 million tons for fiscal year 2014, of which substantially all tons in fiscal year 2012, approximately 12.5 million tons in fiscal year 2013 and approximately 7.8 million tons in 2014 are priced. The following table describes our contracted position (in millions of short tons) for fiscal years 2012, 2013 and 2014 as of June 30, 2012:

	2012		2013		2014
	Tons	Price	Tons	Price	Tons	Price
Committed and priced	15.2	$58.69	12.5	$57.54	7.8	$58.52
Committed and unpriced	—		1.9		3.2

We have developed infrastructure that provides each of our mining complexes with multiple transportation outlets and have direct and indirect access to all five Class I railroads giving us unique access to multiple domestic and seaborne markets. We own a barge-loading river terminal on the Ohio River and we have numerous contractual arrangements with railroads, river terminals and seaborne export terminals giving us long-term access with price certainty. This logistical advantage gives us the flexibility to direct shipments to markets that provide the highest margin for our coal sales.

Since our inception, we have invested over $1.7 billion in our four mining complexes and related transportation infrastructure. This significant initial investment included infrastructure and design that we believe will enable us to maintain productivity levels from the initial development over a sustained period of time and allow expansion of production more quickly and more cost effectively than greenfield mine developments. We plan to take advantage of this initial development strategy and add additional mines and longwall mining systems in the upcoming years to grow our production. The timing of the additional development is dependent on several factors including, but not limited to, equipment availability, permitting, the market for our coal and the committed sales position at the existing mining operations. Each additional longwall mining system could take approximately 24 to 36 months to develop (based on our experience developing our existing operations and the projected mine plans at the additional mines) at a cost of approximately $240.0 million to $375.0 million per longwall mining system (based on our experience developing our existing operations and the projected mine plans and updated capital costs at the additional mines). The productive capacity of each incremental longwall mining system is expected to match the productive capacity of the current longwall mining system at each of Hillsboro and Sugar Camp based on expected similar mining conditions, mining equipment and mine design. We expect that the second longwall mining system at Sugar Camp could start production as early as mid-2014 with the two subsequent longwall mining systems potentially one and two years later, respectively. We expect that the second longwall at Hillsboro could potentially start as early as mid-2015 and the third longwall mining system potentially one year later. The capital necessary to develop the additional longwall mining systems is currently planned to be funded from cash flow from operations and additional debt as necessary, based on the development schedule described above and our current expectations of our cash flows.

The table below outlines our mining complexes:

	Williamson	Sugar Camp	Hillsboro	Macoupin	Total
Mine Type	Longwall	Longwall	Longwall	Continuous Miner
Number of Potential Longwall Mining Systems(1)	1	4	3	—	8
Short tons in millions:
Coal Reserves(2)	383	1,327	879	464	3,053
2010 Production(3)	5.8	0.3	0.02	1.0	7.2
2011 Production(3)	7.2	0.9	0.5	1.8	10.4
2012 Production(4)	4.2	2.0	0.5	0.8	7.5
Long-term Potential Annual Productive Capacity(5)	8	32	28.5	3	71.5

(1)	Represents total number of longwall mining systems that could be deployed, including the two currently in operation, one at Williamson and one at Sugar Camp. We plan to have one longwall mining system in operation at each of Williamson, Sugar Camp and Hillsboro by the end of the third quarter of 2012.
(2)	See “Coal Reserve Information” for more information on how we define reserves and the price at which we no longer consider our reserves to be economic. Coal reserve data as of January 1, 2012.
(3)	As reported by MSHA through December 31 of the respective year.
(4)	As reported by MSHA through June 30, 2012.
(5)	Annual productive capacity is an estimate of the design capacity at each of Williamson, Sugar Camp, Hillsboro and Macoupin. We determine the number of longwall mining systems based on the size of the reserves for each mine, access to those reserves and the associated surface infrastructure in place at each mine. A longwall mining system includes the production of one longwall and two continuous miner units supporting each longwall. Macoupin’s long-term productive capacity is shown assuming operation with three continuous miner units. Achievement of full productive capacity and the timing are subject to risks and uncertainties, including, among others, adverse geology, delays in obtaining required permits, engineering and mine design adjustments, and access to the liquidity necessary to develop the mines, any of which may reduce productive capacity or delay planned start-up and ramp-up or result in additional costs. We estimate we will invest additional capital expenditures of between $240.0 million to $375.0 million in the aggregate in order to achieve full productive capacity at each incremental longwall mining system. See “Risk Factors” for a more detailed discussion of such risks and uncertainties.

For the year ended December 31, 2011, we produced 9.0 million tons of coal and generated revenues of $500.8 million and Adjusted EBITDA of $192.5 million from our operating mines not in development. For the six months ended June 30, 2012, we produced 6.8 million tons of coal and generated revenues of $355.2 million and Adjusted EBITDA of $154.8 million from our operating mines not in development. We do not include mines in development in our financial results. Mines in development included Sugar Camp and Hillsboro during 2011 and the first quarter of 2012. Hillsboro is still in development in the second quarter of 2012. See note 3 of “Prospectus Summary—Summary Historical Consolidated Financial and Other Information” for a reconciliation of net income to Adjusted EBITDA.

Our Strategy

Our business strategy is to increase our profitability while steadily and sustainably growing cash distributions to our common unitholders by:

Operating profitably with industry-leading cost structure and high productivity. We believe we are the lowest cost underground coal producer in the United States. We believe low operating costs are critical to maintain stable financial performance and sustain profitability and cash flow throughout business and commodity cycles.

Growing production and operating cash flows. We expect our coal production and cash flow to significantly increase with the commencement of Sugar Camp’s first longwall mining system in March 2012 and Hillsboro’s expected start-up of its first longwall mining system in the third quarter of 2012. Nearly all of the capital required for these projects has been spent. We have a visible pipeline of additional organic growth projects to further develop our vast reserve base by incrementally adding longwall systems at our existing mining complexes.

Securing a stable revenue base. We intend to expand our portfolio of long-term coal supply agreements to increase the stability of our operating cash flows and mitigate the effects of coal price volatility.

Expanding our strong international sales portfolio. We believe that it is essential to have a diverse base of end users for our coal including international coal consumers. This diversity enables us to shift sales when markets experience downturns. We have sold coal or are currently selling coal to 60 different customers and end users in 16 states and 14 countries around the world.

Maintaining and enhancing our transportation and logistics network. We believe that it is important for our coal to be low cost on a delivered basis to end users. As a result, we will continue to develop assets and infrastructure to ensure that we have low cost transportation options to reach existing and new customers and markets for our coal and thereby maximize the margin of our coal sales.

Continuing to operate with industry-leading safety standards. Safety is our priority and it is incorporated in all aspects of our operations including mine design, equipment selection and operating processes.

We will continue to work with equipment manufacturers to make mining equipment and the mining process safer. We will continue to implement safety measures to maintain the high quality of our underground infrastructure including using ventilation and roof control measures that exceed industry standards.

Our Strengths

Industry-leading productivity driving low costs and attractive margins. Our leading productivity derives from a combination of attractive geology, innovative mine design, a highly motivated and skilled workforce, automated longwall mining systems and significant investment in infrastructure. We believe Williamson was the most productive underground coal mine in the United States for the first quarter of 2012 and for the fourth quarter of 2011 on a clean tons produced per man hour basis. This high productivity results in low operating costs. During 2011, our consolidated cash cost per ton sold for the year ended December 31, 2011 and the six month period ended June 30, 2012 was $19.85 and $21.90, respectively, which we believe makes us the lowest cost underground producer in the United States. See note 6 “Prospectus Summary—Summary Historical Consolidated Financial and Other Information” for a GAAP reconciliation of cash costs per ton sold. Our low costs drive margins that are among the highest in the U.S. coal industry. In 2011 and for the first half of 2012, we generated cash margins per ton sold of $26.01 and $26.85, respectively. Cash margin per ton sold is defined as coal sales less cost of coal sales (excluding depreciation, depletion and amortization) and transportation expense, divided by tons sold. Our high productivity and low costs position us to outperform our competitors and generate positive cash flow in all coal market conditions. Given our favorable cost position, we believe our coal will remain competitive and retain its position as base load fuel for our customers.

Significant near-term production growth enabled by over $1.7 billion of capital investment. We recently started operating a new longwall mining system at Sugar Camp and we plan to commence a new longwall mining system at Hillsboro in the third quarter of 2012, which we expect will significantly increase our coal production. At full run rate, each of these longwall mining systems has a targeted productive capacity of at least 8 million tons per year. Sugar Camp and Hillsboro are designed to provide us with organic growth opportunities for subsequent years by adding additional longwall mining systems to the same complexes. Because we have already made the significant investment in large scale surface and underground infrastructure, our growth from these complexes will have shorter lead time and lower costs than greenfield development, which will enable us to generate incremental cash flows.

Portfolio of sales contracts provide revenue visibility and stability. We believe our long-term coal sales contracts provide significant revenue visibility and will generate stable and consistent cash flows. As of June 30, 2012, we have secured coal sales commitments for approximately 15.2 million tons for fiscal year 2012, 14.4 million tons for fiscal year 2013 and 11.0 million tons for fiscal year 2014, respectively, of which substantially all tons in fiscal year 2012, approximately 12.5 million tons in fiscal year 2013, and approximately 7.8 million tons in fiscal year 2014 are priced.

Broad domestic and export market access through a variety of transportation options allows us to maximize margins. We complement our low cost mining operations with competitive low cost transportation options to the domestic and international markets. Our mines are attractively positioned in close proximity to railroads and rivers and we have developed transportation optionality for each of our mining complexes. We have direct and indirect access to all five Class I rail lines. We own a barge-loading river terminal on the Ohio River and we have long-term contractual access to two additional barge-loading river terminals on the Ohio and Mississippi Rivers and to two export terminals in Louisiana. In order to protect access to these transportation options, we have entered into agreements with terms up to 20 years. Across all transportation options, we currently have 10 million tons of export coal throughput capacity per year, and plan to increase capacity to 12 million tons of export coal throughput per year in the near-term and 20 million tons of export coal throughput per year in the long-term without investing significant additional capital. This broad market access enables us to maximize prices and margins realized for our coal sales.

Large, contiguous, high quality reserve base supports long mine lives and efficient, economic production expansion. We control over 3 billion tons of coal reserves, which we believe ranks us 5th among public companies in the United States and 10th among public companies globally. Almost all of our reserves are found in three large, contiguous blocks of coal: two in central Illinois and one in southern Illinois, where the size of reserves and the geologic conditions are favorable for longwall mining. The contiguous nature of our reserves enables us to develop centrally located mining complexes with long mine lives and enables us to utilize the same infrastructure to support future growth. This reduces the amount of development capital necessary to maintain and grow production levels.

Best-in-class management capabilities. Our chairman and senior operations personnel have, on average, more than 30 years of experience in the coal industry. They are hands-on operators and have substantial experience in efficient mine design and planning, increasing productivity, reducing costs, building infrastructure, implementing our marketing strategy and safe mining operations. In addition to their operating strengths, our senior executives have experience in identifying, acquiring, financing and integrating relevant businesses that will enhance the value of our assets.

Coal Market Overview

Coal remains an in-demand, cost-competitive energy source. According to the EIA, total United States electricity consumption is expected to grow by 6.0% from 2010 to 2025. Coal is expected to retain the largest share of electrical power generation in the United States representing greater than a 40% share of domestic generation through 2025. Coal, particularly coal produced in the Illinois Basin, has historically been a low-cost source of energy relative to its substitutes because of the high prices for other fossil fuels. Coal also has a lower levelized capital cost relative to alternative energy sources, such as nuclear, hydroelectric, wind and solar power.

Demand for Illinois Basin coal is growing in the U.S. Many domestic utilities have installed or are planning to install scrubbers, which is expanding the market for high sulfur coal from the Illinois Basin and the Northern Appalachian region. According to Wood Mackenzie estimates, 208 GWs, or 66% of total capacity, of electric generating units in the United States will be scrubbed in 2012. Wood Mackenzie expects scrubbed capacity to increase to 253 GWs, or 100% of total capacity, by 2025. In addition, Wood Mackenzie forecasts an increase in domestic Illinois Basin coal demand of more than 97 million tons over the next 13 years, with much of the demand deriving from the South Atlantic and East South Central regions.

Expected long-term increases in international demand and the United States export market. We believe that the Pacific Basin demand for global seaborne thermal coal will continue to increase and create a shortfall in the Atlantic Basin supply as quantities of thermal coal from traditional European and South African suppliers will shift to Asia over the decade. This will create growing export opportunities for United States and South American producers to export to coal-fired plants in Europe.

Developments in United States regional coal markets. Coal production in the Central Appalachian region of the United States has declined in recent years because of production challenges, reserve degradation and difficulties acquiring permits needed to conduct mining operations. In addition, underground mining operations have become subject to additional, more costly and stringent safety regulations, which have had the effect of increasing the operating costs of older mines with large areas to maintain.

2010 Reorganization

Simultaneously with the offering of our Senior Notes in August 2010, we underwent a reorganization (the “2010 Reorganization”) pursuant to which:

•	Foresight Reserves contributed 100% ownership interest of Williamson Track, LLC, Savatran LLC and SITran LLC (which are wholly-owned subsidiaries that conduct our transportation operations) and Adena

Resources, LLC (an affiliate which provides water and other miscellaneous rights) to Foresight Energy LLC;

•	Lower Wilgat, LLC distributed 100% of its ownership interest in Williamson Energy, LLC to Foresight Energy LLC;

•	Foresight Energy Finance Corporation, as co-issuer in the offering of our Senior Notes, was added to the corporate structure;

•

Foresight Energy LLC distributed 100% of its investment in entities that owned other mining operations, including Gatling LLC (a mine in West Virginia), Gatling Ohio LLC (a mine in Ohio), Meigs Point Dock LLC (a dock in Ohio), Lower Wilgat, LLC, Middle Wilgat, LLC and Upper Wilgat, LLC and all of their subsidiaries and affiliates (other than Williamson Energy, LLC) to Foresight Reserves;

•	Certain mineral rights that are not in our current mine plans were distributed by Macoupin Energy LLC, a subsidiary of Foresight Energy LLC, to a related entity of Foresight Reserves;

•	Certain mineral rights that are adjacent to our existing coal leases and are owned by subsidiaries of Foresight Reserves were leased to Foresight Energy LLC’s subsidiaries on a long-term basis; and

•

Foresight Reserves assumed certain accrued interest with respect to the debt owed to Williamson Royalty Ventures by Upper Wilgat and Foresight Energy LLC was relieved of any further obligation with respect thereto.

In connection with these transactions, Foresight Reserves contributed $70 million in 2010 and $30 million in 2011 to Foresight Energy LLC.

See also “Certain Relationships and Related Party Transactions—Transactions with Foresight Reserves and Foresight Energy GP LLC—2010 Reorganization” and “Certain Relationships and Related Party Transactions—Other Related Party Transactions.”

Operations

Our operations and adjacent reserves are located in the Illinois Basin in southern and central Illinois. We control over 3 billion tons of proven and probable coal reserves with a heat content range of 10,703 to 11,980 Btus per pound. We have four operating mining complexes each currently mining in the Herrin No. 6 seam with assigned reserves that we believe are sufficient to support more than twenty years of mining at each location. Each of our mining complexes have their own preparation plant designed to process the coal mined from that mining complex and slurry impoundments designed to store the resulting refuse. Although the Macoupin Energy mining complex accepts limited external fly ash beneficial uses on Macoupin’s permit area, none of our mining complexes accept external refuse for deposition on their properties.

Williamson and Sugar Camp each operate one longwall mining system and Hillsboro is developing one longwall mining system. A longwall mining system uses a shearer to cut the coal, self-advancing roof supports to protect the miners working at the longwall face and an armored face conveyor to transport the coal. The longwall mining system is highly productive due to the continuous nature of the coal production and the high volume of coal produced relative to the number of personnel required to operate the longwall mining system.

The table below summarizes our operations, mining methods, transportation, reserves and productive capacity including mines in development.

						Production
Complex	Location(1)	Mining Methods(2)	Transportation Access(3)	Proven and Probable Reserves(4)	Productive Capacity(5)	Year Ended December 31, 2011	Six Months Ended June 30, 2012
				(tons in millions)
Williamson	SILB	LW, CM	Rail (CN), Barge (OHR, MSR), Truck	383	8	7.2	4.2
Sugar Camp	SILB	LW, CM	Rail (CN, NS, CSX, BNSF), Barge (OHR, MSR), Truck	1,327	32	0.9	2.0
Hillsboro	CILB	LW, CM	Rail (UP, NS), Barge (OHR, MSR), Truck	879	28.5	0.5	0.5
Macoupin	CILB	CM	Rail (UP, NS), Barge (OHR, MSR), Truck	464	3	1.8	0.8

Total				3,053	71.5	10.4	7.5

(1)	SILB: Southern Illinois Basin; CILB: Central Illinois Basin.
(2)	LW: Longwall; CM: Continuous miner. Williamson, Sugar Camp and Hillsboro use CM for development sections only.
(3)	CN: Canadian National Railway Company UP: Union Pacific Railroad Corporation; NS: Norfolk Southern Corporation; CSX: CSX Corporation; BNSF: BNSF Railway Company; OHR: Ohio River; MSR: Mississippi River.
(4)	As of January 1, 2012.
(5)	Annual productive capacity is an estimate of the design capacity at each mine based on the number of potential longwall mining units and two continuous miner units supporting each longwall mining system at each of the Williamson, Sugar Camp and Hillsboro complexes, and three continuous miner units operating at Macoupin. Achievement of full productive capacity and the timing are subject to risks and uncertainties, including, among others, adverse geology, delays in obtaining required permits, engineering and mine design adjustments, and access to the liquidity necessary to develop the mines, any of which may reduce productive capacity or delay planned start-up and ramp-up or result in additional costs. See “Risk Factors” for a more detailed discussion of such risks and uncertainties.

Williamson Mining Complex

Williamson is wholly-owned by our subsidiary Williamson Energy, LLC, and is the first mine that we developed in the Illinois Basin. As of January 1, 2012, Williamson’s assigned reserve base contained approximately 383 million tons of clean recoverable proven and probable coal with an average heat content of 11,832 Btus per pound. Permitting for Williamson began in March 2004 and construction began in July 2005. Slope development reached the coal seam at a depth of approximately 450 feet in mid-2006 and, following development of the slope bottom, commercial coal production began in November 2006. Longwall mining production commenced in March 2008. Williamson was designed for an annual productive capacity of approximately 8 million tons per year. We believe Williamson was the most productive underground coal mine in the United States in the first quarter 2012 and for the fourth quarter of 2011 on a clean tons produced per man hour basis.

Williamson operates in the Herrin No. 6 Seam, using two continuous miner units to develop the mains and gate roads for its longwall panels which we believe are among the longest and widest in the industry. The first two longwall panels it mined were 1,250 feet wide but subsequent and future longwall panels were and are planned to be 1,400 feet wide. The longwall panel lengths have ranged from 18,000 feet to over 22,000 feet and have seam height of approximately 6 feet.

Coal is washed at Williamson’s preparation plant, stockpiled and then shipped by rail or truck to market. Nearly all of Williamson’s coal is shipped via the CN railroad to the Ohio and Mississippi River to serve the domestic thermal market or to New Orleans to serve the international market. Williamson enjoys access associated with throughput agreements at several barge and vessel loading facilities on the Ohio and Mississippi Rivers and in New Orleans.

Williamson Energy, LLC has a contract mining arrangement with Mach, a third party mining contractor. Mach is paid on a cost-plus basis for coal that is produced and processed from Williamson’s mine. As of June 30, 2012, Mach employed 184 workers at Williamson, 140 of which worked underground. Mach maintains a bonus program for its employees to promote safety and productivity.

Williamson Energy, LLC leases some of its coal reserves from a subsidiary of NRP as a result of transactions in 2005 and 2006. Proceeds from these transactions were used to capitalize the mine during construction. An NRP subsidiary also owns the Williamson rail loadout which we sold to them in 2006. We pay NRP a fee for coal shipped from this loadout. See “Certain Relationships and Related Party Transactions.”

Sugar Camp Mining Complex

Sugar Camp is wholly-owned by our subsidiary Sugar Camp Energy, LLC. As of January 1, 2012, its assigned reserve base contained approximately 1,327 million tons of clean recoverable proven and probable coal with an average heat content of 11,722 Btus per pound. Sugar Camp is located approximately 12 miles north of Williamson.

Permitting at Sugar Camp began in December 2004 and development of the slope and surface facilities began in October 2008. The slope reached the coal seam at a depth of approximately 750 feet in January 2010. Its first de minimis coal shipments occurred in late August 2010. The longwall system began production in the first quarter of 2012. The first longwall panels mined are 1,400 feet wide. The planned longwall panel lengths range from 18,000 feet to over 22,000 feet and have seam height of approximately 6 feet.

Sugar Camp operates in the same Herrin No. 6 Seam, and uses a similar mine design and most of the same equipment as Williamson. We therefore expect that each longwall mining system at Sugar Camp will achieve the same high volume of production and productivity as the Williamson longwall mining system. Certain of Sugar Camp’s infrastructure including its bottom development, slope belt, material handling system and rail loadout were designed to support multiple longwalls. This will enable Sugar Camp to expand its production through the installation of additional longwall mining systems at incremental costs compared to a greenfield mine. Sugar Camp is designed to have an annual productive capacity of approximately 32 million tons.

Coal is washed at Sugar Camp’s preparation plant, stockpiled and then shipped by rail to market. Sugar Camp has direct access to the CN railroad which can deliver its coal to the Ohio and Mississippi Rivers to serve the domestic thermal market or to New Orleans to serve the international market. We have also developed additional transportation infrastructure to give Sugar Camp indirect access to the NS, CSX and BN railroads as well as future potential access to the UP railroad. We believe that this broad access to all five Class I railroads will give Sugar Camp more transportation optionality than its competitors.

Sugar Camp Energy, LLC has a contract mining arrangement with M-Class, a third party mining contractor. M-Class is paid on a cost-plus basis for coal that is produced and processed from Sugar Camp’s mine. As of June 30, 2012, M-Class employed 251 workers at Sugar Camp, 221 of which worked underground. M-Class maintains a bonus program for its employees to promote safety and productivity.

Sugar Camp Energy, LLC leases its reserves from RGGS Land and Mineral, LTD, LP, Ruger and TVA.

Hillsboro Mining Complex

Hillsboro is wholly-owned by our subsidiary Hillsboro Energy LLC. As of January 1, 2012, its assigned reserve base contained approximately 879 million tons of clean recoverable proven and probable coal with an average heat content of 10,961 Btus per pound.

Permitting began in July 2006, and construction began in May 2009. Hillsboro’s slope reached the coal seam at a depth of approximately 450 feet in October 2010. Gate road development for the first longwall panels to be mined has begun and longwall production is expected to commence during the third quarter of 2012. The first longwall panels to be mined are 1,400 feet wide. The panel lengths are approximately 15,000 feet and have seam height of approximately 7.37 feet.

Hillsboro will operate in the same Herrin No. 6 Seam, and use the same mine design and essentially the same equipment as Williamson. However, as the initial mining area at Hillsboro has approximately one and a half more feet of coal thickness than Williamson, it will use a larger shearer and thus we currently expect that the production and productive capacity at Hillsboro will surpass Williamson. Hillsboro is designed for an annual productive capacity of approximately 28.5 million tons.

Coal will be washed at Hillsboro’s preparation plant, stockpiled and then shipped by rail or truck to market. Hillsboro has direct access to the UP railroad which can deliver its coal directly to customers or to the Mississippi River to serve the domestic thermal market or the international market through New Orleans. We are developing additional transportation infrastructure that will ultimately give Hillsboro access to the NS railroad, our river terminal on the Ohio River and all rail access to New Orleans.

Hillsboro Energy LLC has a contract mining arrangement with Patton Mining LLC, a third party mining contractor. Patton will be paid on a cost-plus basis for coal that is produced and processed from Hillsboro’s mine. As of June 30, 2012, Patton employed 118 workers at Hillsboro, 99 of which worked underground. Patton maintains a bonus program for its employees to promote safety and productivity. Hillsboro Energy LLC leases its reserves from Colt and from a subsidiary of NRP. See “Certain Relationships and Related Party Transactions.”

Macoupin Mining Complex

Macoupin is wholly-owned by our subsidiary Macoupin Energy LLC, and primarily includes the mining assets we acquired from ExxonMobil Coal USA, Inc. on January 22, 2009. Effective June 1, 2012, when additional coal reserves were leased from Colt, Macoupin’s assigned reserve base contained approximately 464 million tons of clean recoverable proven and probable coal in the Herrin No. 6 Seam with an average heat content of 10,887 Btus per pound. Following the acquisition from Exxon, Macoupin recovered underground equipment, power lines, water pipe, conveyor belt and structure from the prior mine works. Macoupin then sealed off the majority of the previously mined areas of the mine to reduce the size of the underground area it needed to maintain and essentially created a new underground mine. The surface facilities were also upgraded including the rehabilitation of the preparation plant.

Coal production began in the third quarter of 2009 with a single continuous miner super-section utilizing battery powered coal haulers. An additional continuous miner unit was added in January 2011 using an FCT system rather than coal haulers. Macoupin was designed for an annual productive capacity of approximately 3 million tons.

Coal is washed at Macoupin’s preparation plant, stockpiled and then shipped by rail or truck to market. Macoupin is served by both the UP and NS railroads. Coal is shipped via rail or truck directly to customers or to the Mississippi River where Macoupin enjoys access to a long-term throughput arrangement with a third party river terminal.

Macoupin Energy LLC has a contract mining arrangement with MaRyan Mining LLC, a third party mining contractor. MaRyan is paid on a cost-plus basis for coal that is produced and processed from Macoupin. As of

June, 30, 2012, MaRyan employed 131 workers at Macoupin, 103 of which worked underground. MaRyan maintains a bonus program for its employees to promote safety and productivity.

Macoupin’s favorable geology, new mine layout, and efficient work force make it highly productive. We believe that during the fourth quarter of 2011, Macoupin was among the most productive underground coal mine operated with continuous miners in the United States.

In 2009, Macoupin Energy LLC sold reserves to a subsidiary of NRP and leased them back. Proceeds from this transaction were used to capitalize the mine. An NRP subsidiary also owns Macoupin’s rail loadout and rail loop which Macoupin Energy LLC sold to them in 2009 in the same transaction. Macoupin Energy LLC pays NRP a fee for coal shipped through this loadout and over the rail loop. See “Certain Relationships and Related Party Transactions.”

Transportation

Our coal is transported to our domestic customers and export terminal facilities by rail, barge and truck. Because our reserves and mines are favorably located near multiple rail and river transportation options, we believe we can negotiate advantageous transportation rates, allowing us to keep our transportation costs relatively low and provide broad market access for our coal. We have spent approximately $115.0 million on rail spurs and coal loading terminals to create this optionality.

We have direct and indirect rail access to domestic customers via all five Class I railroads, river access to domestic customers via various Ohio and Mississippi river terminals, and river and rail access to coal export terminals for shipping to international customers. We have agreements with rail carriers that vary in length from one to twenty years. Approximately 17.7% of our 6.8 million ton coal sales volume for the six-month period ended June 30, 2012 was shipped to our domestic customers from our mines by barge, 37.8% to domestic customers by rail or truck and 44.5% was shipped to export terminals (primarily via rail) for shipment to international customers. Rates and practices of the transportation company serving a particular mine or customer may affect, either adversely or favorably, our marketing efforts with respect to coal produced from the relevant mine.

We have constructed a high-capacity coal transloading facility on the Ohio River near Evansville, Indiana. The terminal will include the potential for a dual rail loop that will have capacity for two loaded and two empty unit trains, a bottom discharge rail car unloader, stacking tubes to facilitate ground storage and blending and both barge and rail loading capabilities.

On August 1, 2011, an affiliated company owned by Foresight Reserves acquired the IC Rail Marine Terminal from the Canadian National Railway Company, renamed the Convent Marine Terminal. It is designed to ship and receive commodities via rail, river barge and ocean vessel. Rail service to the terminal is provided by the Canadian National Railway. Water borne material is received and shipped via the Mississippi River. The Convent Marine Terminal plans to expand its terminal to significantly increase capacity from 6 million to 8 million tons of coal throughput capacity per year in the near-term and to 16 million tons of coal throughput per year in the long-term. Our subsidiary, Savatran, has a contract for throughput at the terminal that continues through December 31, 2021 and is coterminous with Savatran’s rail transportation agreement with the CN for the movement of coal from Hillsboro, Macoupin, Sugar Camp and Williamson to the Convent Marine Terminal. Fees paid by Savatran under the contract are based on the tonnages of coal it moves through the terminal, subject to minimum annual take-or-pay volume commitments throughout the duration of the contract, the minimum annual commitment amount is $13.9 million in 2012, $19.4 million in 2013, $40.5 million in 2014, and thereafter increased 4.4% per year. For the year ending December 31, 2011 and the six month period ending June 30, 2012, we recorded $3.3 million and $9.9 million of expense under the contract.

Coal Reserves

We estimate that we owned or controlled approximately 3 billion tons of proven and probable recoverable reserves at January 1, 2012. We believe that we have sufficient reserves to replace capacity from depleting mines for the foreseeable future and that our current reserve base is one of our strengths. Our coal reserve estimate is based on a January 1, 2012 study prepared by Weir International, Inc., a mining and geological consultant. Effective June 1, 2012, Macoupin Energy LLC leased additional reserves that have been added to the estimates of our proven and probable coal reserve report prepared by Weir International, Inc. as of January 1, 2012. Our coal reserve estimates are based on data obtained from our drilling activities and other available geologic data. Our coal reserve estimates are periodically updated to reflect past coal production and other geologic and mining data. Acquisitions or sales of coal properties will also change these estimates. Changes in mining methods or the utilization of new technologies may increase or decrease the recovery basis for a coal seam.

Our coal reserve estimates include reserves that can be economically and legally extracted or produced at the time of their determination. In determining whether our reserves meet this standard, we take into account, among other things, our potential inability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. Further, the economics of our reserves are based on market conditions including contracted pricing, market pricing and overall demand for our coal. Thus, the actual value at which we no longer consider our reserves to be economic varies depending on the length of time in which the specific market conditions are expected to last. We consider our reserves to be economic at a price in excess of our cash costs to mine the coal and our ongoing replacement capital. See “We face numerous uncertainties in estimating our economically recoverable coal reserves and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability” contained in “Risk Factors.”

Certain of our mines are subject to private coal leases. Private coal leases normally have a stated term and usually give us the right to renew the lease for a stated period or to maintain the lease in force until the exhaustion of mineable and merchantable coal contained on the relevant site. These private leases provide for royalties to be paid to the lessor either as a fixed amount per ton or as a percentage of the sales price. Many leases also require payment of a lease rental or minimum royalty, payable either at the time of execution of the lease or in periodic installments.

The terms of our private leases are normally extended by active production on or near the end of the lease term. Leases containing undeveloped reserves may expire or these leases may be renewed periodically.

All of our recoverable coal reserves are assigned reserves that we expect to be mined at operations that were active as of January 1, 2012 (except the additional reserves leased by Macoupin Energy effective June 1, 2012). We do not have any unassigned reserves. All of our reserves are considered high sulfur coal, with average sulfur content ranging between 1.82% and 3.33% and high Btu coal, with Btu content ranging between 10,703 and 11,980 Btu per pound. The following tables present our estimated recoverable coal reserves at January 1, 2012:

								Theoretical Coal Quality (As Received Basis)
		Average Seam Thickness (Feet)	Area (Acres)	In-Place Tons(1) (000)	Clean Recoverable Tons(2) (000)			Sulfur (%)	Btu/lb
Property Control	Seam				Proven	Probable	Total
Williamson Energy, LLC	6	5.94	25,894	292,893	128,810	46,738	175,548	2.19	11,666
Williamson Energy, LLC	5	4.19	41,596	323,703	115,541	92,078	207,620	1.82	11,980
Sugar Camp Energy, LLC	6	6.32	102,102	1,221,278	342,486	414,695	757,181	2.44	11,716
Sugar Camp Energy, LLC	5	4.75	100,695	892,486	228,850	340,877	569,728	2.36	11,731
Hillsboro Energy LLC	6	7.37	100,652	1,413,755	273,330	605,621	878,951	3.33	10,961
Macoupin Energy LLC	6	7.28	60,490	831,132	273,491	190,807	464,298	2.71	10,887

Total—Foresight Energy LLC				4,975,248	1,362,509	1,690,817	3,053,326

(1)	In-Place Tons are on a dry basis.
(2)	Clean Recoverable Tons are based on mining recovery, average theoretical preparation plant yield, preparation plant efficiency, and product moisture.

Each of the mining companies leases the reserves they mine pursuant to a series of leases.

Williamson

Williamson Energy, LLC has a coal mining lease agreement with Independence, owned by NRP, a related party. The term of this agreement is through March 13, 2021 and can be renewed for additional five year periods until all merchantable and mineable coal has been mined and removed. Williamson Energy, LLC is required to pay Independence the greater of 9.0% of the gross selling price or $2.85 per ton for the coal mined from the leased premises. In addition to the tonnage royalty, Williamson Energy, LLC is required to pay a quarterly minimum royalty of $0.4 million payable on the 20th of January, April, July, and October in each year this lease is in effect, for the prior quarter production. The minimum royalty is recoupable on future tons mined with limitations as outlined in the agreement. The agreement also has a provision for wheelage payable at 0.5% of the gross selling price when foreign coal is transported over the premises. Williamson Energy, LLC has an overriding royalty agreement with Independence. As such, Independence will receive an overriding royalty interest in the amount of $0.30 per ton for each ton of clean coal mined from certain mineral reserves identified in the agreement that Williamson Energy, LLC does now or in the future will control that are sold to any third party for the life of the Williamson mining operations on the identified mineral reserves.

Williamson Energy, LLC has a coal mining lease agreements with WPP an affiliate of NRP. The agreements allow for the mining, processing, and transporting of coal reserves located in Illinois. The terms of the coal lease agreements include the requirement for Williamson Energy, LLC to pay WPP minimum royalties, tonnage royalties based on the tonnage sold, and wheelage. The terms of these agreements are 15 years and can be renewed for an additional five years or until all merchantable and mineable coal has been mined and removed. Williamson Energy, LLC is required to pay the greater of 8.0% of the gross selling price or $2.50 per ton for the first eight million tons of clean coal mined from the leased premises in any calendar year. For all tonnage mined in excess of the eight million tons, the royalty is the greater of 5.0% of the gross selling price or $1.50 per ton of clean coal mined from the leased premises. All royalties are for clean coal mined from the Herrin No. 6 Seam of coal on the leased premises. In addition to tonnage royalty, the quarterly minimum royalty is $2 million payable on the 20th of January, April, July, and October in each year this lease is in effect, for the prior quarter production. The minimum royalty is recoupable on future tons mined with limitations as outlined in the agreement. Furthermore, the agreements provide for an overriding royalty of $0.10 per ton on the first 8.5 million tons mined from specific coal reserves outlined in the agreements. The agreements also have provisions for wheelage payable at 0.5% of the gross selling price when foreign coal is transported over the premises.

Williamson Energy, LLC leases coal reserves from Colt, an affiliated company. The term of this lease is for ten years with six renewal periods of five years each. Williamson Energy, LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. In addition to the tonnage royalty, the minimum royalty for this lease, which is recoupable on future tons mined with limitations as outlined in the agreement, is as follows:

For calendar year 2012	$500,000
For calendar year 2013 and thereafter	$2,000,000

Hillsboro

Hillsboro Energy LLC leases some of its reserves from WPP. In 2009, Colt, an affiliate of Foresight Reserves, entered into a multi-step transaction to sell these and other reserves to WPP with WPP leasing them to Hillsboro Energy LLC. To date, six of the eight steps have been completed. Proceeds received by Colt from this multi-step transaction were used to capitalize the mine during construction. The reserves subject to this multi-step transaction but not yet sold to WPP are leased to Hillsboro Energy LLC by its affiliate Montgomery Mineral, LLC. No minimum payments are due under these leases and it is not anticipated that any coal will be produced from the reserves subject to these Montgomery Mineral Leases before the associated reserves are conveyed to WPP.

The primary term of the lease from WPP to Hillsboro Energy LLC is 20 years and can be renewed for additional five year terms, with a maximum of six terms or until all merchantable and mineable coal has been mined and removed. Hillsboro Energy LLC is required to pay WPP the greater of 8.0% of the gross selling price or $4.00 per ton and a fixed royalty in the amount set forth in the agreement for the coal mined from the leased premises. Hillsboro Energy LLC paid a minimum royalty of $3.1 million on April 20, 2010, covering the period of January 1, 2010 through March 31, 2010. Thereafter, for the remaining three calendar quarters in 2010 and the four calendar quarters of 2011, the quarterly minimum royalty paid was $3.1 million for the prior quarter’s production. Thereafter, beginning with the quarterly minimum royalty due April 20, 2012, the quarterly minimum royalty is $7.5 million payable on the 20th of January, April, July, and October in each year until 2031, for the prior quarter’s production. Beginning with the quarterly minimum royalty due April 20, 2032, the quarterly minimum will be $125,000 for each quarter of 2032 and each subsequent quarter. The minimum royalty is recoupable on future tons mined with limitations as outlined in the agreement.

As part of the 2010 Reorganization, Hillsboro Energy LLC leased coal reserves from Colt an affiliated company, under two leases, the terms of which are identical but that each cover different reserves. The term of these leases is for ten years with six renewal periods of five years each. Hillsboro Energy LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. In addition to the tonnage royalty, the minimum royalty for each of these leases, which is recoupable on future tons mined with limitations as outlined in each lease, is as follows:

For calendar year 2012	$1,000,000
For calendar year 2013 and thereafter	$4,000,000

Macoupin

Macoupin Energy LLC leases certain coal reserves from WPP. The primary term is for 20 years and can be extended for additional five-year terms limited to six such renewals. The lease requires a royalty payment by Macoupin Energy LLC of the greater of (i) the sum of 8% of the gross selling price of the coal plus $0.60 per ton or (ii) $5.40 per ton, which is considered the tonnage royalty. In addition to the tonnage royalty, Macoupin Energy LLC paid a royalty in the amount of $10 million on October 20, 2009, covering the period of January 27, 2009 through September 30, 2009. Thereafter, beginning with the quarterly minimum royalty due on January 20, 2010, and ending on the earlier of the expiration of the twenty-year term or the removal of all the respective merchantable and mineable coal, the quarterly minimum royalty will be $4 million payable on the 20th of January, April, July, and October. Thereafter, the quarterly minimum royalty will be $2,500. The minimum royalty is recoupable on future tons mined with limitations as outlined in the agreement.

As part of the 2010 Reorganization, Macoupin Energy LLC leased additional coal reserves from Colt, an affiliated company, under two leases, the terms of which are identical but that cover different reserves. The term of these leases is for ten years with six renewal periods of five years each. Hillsboro Energy LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. In addition to the tonnage royalty, the minimum royalty for each of these leases, which is recoupable on future tons mined with limitations as outlined in each lease, is as follows:

For calendar year 2012	$500,000
For calendar year 2013 and thereafter	$2,000,000

Effective June 1, 2012 Macoupin Energy LLC leased additional coal reserves from Colt, an affiliated company, under another lease. The term of this lease is ten years with six renewal periods of five years each. Macoupin Energy LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. The minimum royalty for this lease, which is recoupable only against actual production royalty from future tons mined during the period of 5 years following the date on which any such minimum royalty is paid, is as follows:

For calendar year 2012	$175,000
For calendar year 2013	$500,000
For calendar year 2014 and thereafter	$2,000,000

Sugar Camp

In 2005, Sugar Camp Energy, LLC entered into a mineral lease with RGGS Land & Mineral Ltd., L.P. The primary term of this lease is for twenty years with two ten-year renewal periods available under certain conditions described in the lease. Sugar Camp Energy, LLC is required to pay the greater of a price per ton or a percentage of the gross sales price of such coal. In addition to the tonnage royalty, the minimum royalty for this lease, which is recoupable on future tons mined with limitations as outlined in the lease, is $4.0 million in 2010 and 2011 then reduces to $2.0 million for the remainder of the primary term.

As part of the 2010 Reorganization, Sugar Camp Energy, LLC entered into two overriding royalty agreements with Ruger pursuant to which Sugar Camp is given the right to mine certain reserves controlled by Ruger as lessee. Pursuant to these overriding royalty agreements, the total royalty that Sugar Camp Energy, LLC will be required to pay Ruger for each ton of coal mined is equal to the difference between (i) the actual production royalty paid by Sugar Camp Energy, LLC to the lessor of the reserves under the leases assumed by Sugar Camp Energy, LLC from Ruger and (ii) the amount which is equal to eight percent of the gross selling price of the coal mined under the leases. In addition to the overriding royalty, the minimum royalty for each of these agreements, which is recoupable on future tons mined with limitations as outlined in each lease, is as follows:

For calendar year 2012	$250,000
For calendar year 2013 and thereafter	$1,000,000

As part of the 2010 Reorganization, Sugar Camp Energy, LLC leased coal reserves from Ruger, an affiliated company. The term of this lease is for ten years with six renewal periods of five years each. Sugar Camp Energy, LLC is required to pay the greater of $3.40 per ton or 8.5% of the gross sales price of such coal. There is no minimum royalty associated with this lease.

In addition, Sugar Camp Energy, LLC pays the minimum royalties for the underlying leases, which are also recoupable on future tons moved with limitations as outlined in the leases of $79,843 and $436,763 per year, respectively.

Transportation

Macoupin Energy LLC leases the rail load-out facility and the rail loop facility associated with its mine under a separate lease for each facility. The leases are dated January 27, 2009. The leases are for terms of 29 years with 16 renewals for five years each. The leases require an aggregate payment of $3.00 ($1.50 for the rail loop facility and $1.50 for the rail load-out facility) for every ton of coal loaded through the facility for the first 30 years up to 3.4 million tons. After the expiration of the first 20-year term and the first two five-year renewal terms and for the remainder of the term, the annual rental payments shall be $10,000. Macoupin Energy LLC is responsible for operations, repairs and maintenance and for keeping rail facilities in good working order. At any time after termination of the coal mining lease agreement and upon 90 days’ notice, Macoupin Energy LLC may purchase the premises for the then fair market value as determined by an independent appraiser.

Coal Sales Contracts

Approximately 15.2 million tons of our expected coal production in 2012 has been committed under contracts. Our primary customers are electric utility companies in the eastern half of the United States. The majority of our customers purchase coal for terms of one year or longer, but we also supply coal on a short-term spot basis for some of our customers. For the year ended December 31, 2011 and the six months ended June 30, 2012, we derived approximately 25% and 26% of our total coal revenues from customers that accounted for at least 10% of our coal sales revenue. Customer A represented 10% and 12% of coal sales revenue in 2011 and for the first six months of 2012, respectively. For 2011, Customer B represented 15% of coal sales revenue. Customer C represented 14% of coal sales revenue for the first six months of 2012. Due to the growth of our business and diversification of our customers, we do not believe that we are dependent upon a single customer, or a few customers, the loss of any one or more of our customers would not have a material adverse effect on our business taken as a whole. For example, coal sales revenues from Customer B have continued at a similar absolute rate in the first six months of 2012 as 2011 but because of our growing revenue base, that customer no longer represents 10% of our coal sales revenue.

The international thermal coal market has been a substantial part of our business with direct and indirect sales to end users in Europe, South America, Africa and Asia. Over the past several years we have exported approximately 33% of our coal into these international markets, including, 44.5% for the six month period ended June 30, 2012. We currently have 11.4 million tons of coal committed to these international markets under sales agreements that range from one to four years.

Our management and sales force actively monitors trends in contract pricing and seeks to enter into long-term coal sales contracts at favorable prices. Many of our contracts allow us to substitute coal from other facilities. For 2012, we have 15.2 million tons of our projected production under contract with 41 separate customers. The following table describes our contracted position (in millions of short tons) for 2012, 2013 and 2014 as of June 30, 2012:

	2012		2013		2014
	Tons	Price	Tons	Price	Tons	Price
Committed and priced	15.2	$58.69	12.5	$57.54	7.8	$58.52
Committed and unpriced	—		1.9		3.2

The terms of our coal supply agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary significantly by customer, including price adjustment features, price reopener terms, coal quality requirements, quantity adjustment mechanisms, permitted sources of supply, future regulatory changes, extension options, force majeure provisions and termination and assignment provisions.

Most of our coal supply agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash, hardness, chlorine and ash fusion temperature. Failure to meet these conditions could result in substantial price reductions or termination of the contract, at the election of the customer. Although the volume to be delivered under a long-term contract is stipulated, the buyer or we may vary the timing of delivery within specified limits. Contracts also typically contain force majeure provisions allowing for the suspension of performance by the customer or us for the duration of specified events beyond the control of the affected party, including labor disputes. Some contracts may terminate upon continuance of an event of force majeure for an extended period.

Some of our long-term contracts provide for a pre-determined adjustment to the stipulated base price at times specified in the agreement or at other periodic intervals to account for changes due to inflation or deflation in prevailing market prices.

In addition, most of our contracts contain provisions to adjust the base price due to new statutes, ordinances or regulations that affect our costs related to performance of the agreement. Also, some of our contracts contain provisions that allow for the recovery of costs affected by modifications or changes in the interpretations or application of any applicable government statutes.

Price reopener provisions are present in several of our long-term contracts. These price reopener provisions may automatically set a new price based on prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range of prices. In a limited number of agreements, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers.

Competition

The United States coal industry is highly competitive, both regionally and nationally. In the Illinois Basin, we compete primarily with coal producers such as Peabody Energy Corporation, Alliance Resource Partners, L.P., Murray Energy Corporation, Patriot Coal Corporation, James River Coal and Oxford Resource Partners. Outside of the Illinois Basin, we compete broadly with other United States based producers of thermal coal, and internationally with numerous global coal producers.

A number of factors beyond our control affect the markets in which we sell our coal. Continued demand for our coal and the prices obtained by us depend primarily on the coal consumption patterns of the electricity and steel industries in the United States and elsewhere around the world; the availability, location, cost of transportation and price of competing coal; and other electricity generation and fuel supply sources such as natural gas, oil, nuclear, hydroelectric and renewable energy. Coal consumption patterns are affected primarily by the demand for electricity, environmental and other governmental regulations, and technological developments. The most important factors on which we compete are delivered price, coal quality characteristics and reliability of supply.

Employees and Labor Relations

We are managed and operated by the directors and officers of our general partner. Foresight Energy Services employs virtually all of Foresight Energy LLC’s personnel. Each of the Williamson, Macoupin, Sugar Camp and Hillsboro mines has a contract in place for all aspects of their respective mine operations. Similarly, each of Savatran and SITran has a contract in place for all aspects of the operation of their assets. As of June 30, 2012, through our contracts described below, we had approximately 619 contractor employees throughout our operations. None of our operations have employees (contract or otherwise) represented by a union.

Williamson

Williamson Energy, LLC has a contract with Mach pursuant to which Mach provides contract labor for the mining and processing of all coal produced at Williamson on a cost-plus basis. Mach is an unaffiliated entity but consolidated for accounting purposes.

Sugar Camp

Sugar Camp Energy, LLC has a contract with M-Class pursuant to which M-Class provides contract labor for the mining and processing of all coal produced at Sugar Camp on a cost-plus basis. M-Class is an unaffiliated entity but consolidated for accounting purposes.

Hillsboro

Hillsboro Energy LLC has a contract with Patton Mining pursuant to which Patton Mining provides contract labor for the mining and processing of all coal produced at Hillsboro on a cost-plus basis. Patton Mining is an unaffiliated entity but consolidated for accounting purposes.

Macoupin

Macoupin Energy LLC has a contract with MaRyan Mining pursuant to which MaRyan provides contract labor for the mining and processing of all coal produced at Macoupin on a cost-plus basis. MaRyan Mining is an unaffiliated entity but consolidated for accounting purposes.

SITran and Savatran

Savatran has contracts with numerous coal transloading facilities to transfer coal produced by us from railcars to barges for shipment to our customers. Savatran also contracts with rail service and maintenance companies to operate and maintain its rail spurs connecting our mines to the main rail lines servicing those mines.

SITran has a contract with Coalfield Construction LLC pursuant to which Coalfield Construction provides contract labor for the operation and maintenance of a coal transloading dock on the Indiana side of the Ohio River to load coal delivered from our mines via the Evansville Western Railway onto barges for delivery to our customers.

Legal Proceedings and Liabilities

From time to time, we are involved in lawsuits, claims or other proceedings with respect to matters such as personal injury, permitting, wrongful death, damage to property, exposure to hazardous substances, environmental remediation, employment and contract disputes, and other claims and actions arising in the ordinary course of business.

In March 2009, Sierra Club, two citizens groups and 12 individuals filed Requests for Administrative Review of Hillsboro’s Deer Run Mine SMCRA Permit No. 399, the principal operating permit for the mine. The Petitioners have asked for reconsideration of issuance of the SMCRA permit on several grounds, including environmental impacts of the mine operations on the community of Hillsboro, impact on property values and enjoyment of lands owned in the vicinity, loss of groundwater and issues of mine operations’ impacts on the area environment, as well as adverse effects on streams and other surface and groundwater resources, wetlands, loss of agricultural land, and issues related to coal waste from the mine. In October 2009, the hearing officer granted the IDNR Motion to Dismiss five individual claimants and the two citizens groups. On July 19, 2010, Petitioners filed a motion for summary judgment asking for the permit to be vacated based on their allegation that the IDNR failed to include certain areas in its Cumulative Impact Assessment for the permit, including the headwaters of Miller Creek, a local intermittent stream. On November 22, 2010, the hearing officer denied Petitioners’ motion for summary judgment. No discovery deadline or final hearing date has been set in this matter, currently. While we believe the permit was properly issued and are proceeding at substantial cost in accordance with the permit to prepare the mine for longwall production commencing in 2012, there can be no guarantee that the permit will not be vacated or substantially modified which could result in delay of production, additional costs and/or cessation of some or all operations at the mine.

In 2003, based upon some concerns regarding groundwater contamination from the refuse areas, ExxonMobil Coal USA, Inc., the prior owner of the Shay No. 1 Mine, enrolled the mine in the IEPA’s Site Remediation Program (“SRP”). Under the SRP, ExxonMobil Coal USA, Inc., collected and quantified requested data in a Site Investigation Report (“SIR”). After the purchase of Shay No. 1 Mine in 2009, Macoupin submitted to the IEPA in February 2011 the supplemental data and information in its Supplemental SIR. In the fall of 2011, Macoupin proposed and IEPA accepted a Compliance Commitment Agreement (“CCA”) with the remediation steps to respond to the groundwater contamination concerns. Under the CCA and the SRP, Macoupin is required to submit additional studies and develop a remedial objective report by May 31, 2012 and must implement the approved remedial action plan between July 2012 and November 2012. Additionally, Macoupin must demonstrate compliance with the remedial objectives during the third quarter of 2014. On June 30, 2012, we had an accrual of $11.6 million for this matter. While there can be no assurance that our ultimate costs will not exceed this amount, we do not expect that to be the case.

We are also party to various other litigation matters, in most cases involving ordinary and routine claims incidental to our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to such pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability will not have a material adverse effect on our financial position, results of operations or cash flows.

THE COAL INDUSTRY

Introduction

Coal is an abundant and affordable natural resource that is used primarily as a fuel for the generation of electric power. According to the most recent estimate by the BP Statistical Review, there are approximately 861 billion metric tonnes of worldwide proved coal reserves. The United States has the largest proved reserve base in the world with approximately 237 billion metric tonnes, or 27.6% of total world coal proved reserves. U.S. coal reserves represent approximately 239 years of domestic supply based on current production rates. Coal is also the most abundant domestic fossil fuel, accounting for approximately 94% of the nation’s fossil energy reserves.

Coal is ranked by heat content, with bituminous, sub-bituminous and lignite coal representing the highest to lowest heat ranking, respectively. Coal is also categorized as either thermal coal or metallurgical coal. Thermal coal is used by utilities and independent power producers to generate electricity and metallurgical coal is used by steel companies to produce metallurgical coke for use in the steel making process. Thermal coal comprises the vast majority of total coal production. In 2011, 95% of US thermal coal consumption was by the electric power sector with the balance used in industrial and commercial applications.

Coal is a major contributor to the world’s energy supply. According to the BP Statistical Review, coal represented approximately 30% of the world’s primary energy consumption in 2011, its highest share since 1969. Coal consumption grew by 5.4% in 2011 and, according to the World Coal Association, its use is forecasted to rise over 50% by 2030, with developing countries responsible for 97% of this increase, primarily to meet electrification rates.

Our Industry Segment

We produce thermal coal from our operations in the Illinois Basin. Domestically, we market our coal principally to scrubbed power generation facilities and industrial users and internationally to a variety of customers. We effectively compete with all producers of thermal coal that supply these respective segments.

Coal Industry Trends

The coal industry has experienced an unprecedented period of near-term volatility and market uncertainty as a result of several unique factors. As a result, U.S. coal production is expected to decrease by 97 million tons from 2011 to 2012, an 8.9% decline, according to the EIA. The decline in domestic thermal demand has been influenced by a combination of structural and cyclical changes in the market, consisting primarily of relatively mild weather in early 2012, record low natural gas prices and various regulatory and environmental pressures. As a result, U.S. thermal coal consumption has fallen in 2012 as utilities have transferred some coal-fired generation to natural gas.

These prevailing conditions created a near-term supply/demand imbalance. In response, coal producers implemented a variety of measures to both reduce supply and expand demand including the idling or closure of higher cost mines, the re-negotiation or deferral of sales commitments under certain customer contracts, an increased focus on accessing the seaborne markets, a reduction in capital programs and an examination of capital structure and liquidity positions. Overall, long-term domestic and global coal fundamentals appear to have stabilized, indicating the potential for a sector rebound. We believe that producers with a diverse customer base and an integrated transportation platform together with a low cost profile will be best positioned to capitalize on the expected rebound in the global and domestic coal markets.

Coal consumption and production in the United States, as well as the seaborne coal market, have been fundamentally driven in recent periods by several dynamics in the market place, however long-term projections for coal demand remain positive. These market dynamics include the following:

United States

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Coal continues to be a low cost and abundant resource. The power generation infrastructure in the United States is largely coal-fired. According to the EIA, coal had approximately 45-50% market share of electrical generation in the United States from 2001 to 2011, principally because it is a relatively low cost, reliable and abundant fuel source. In its June 2012 report, the EIA projects coal prices to be $2.34 on a dollars per mmbtu basis while natural gas was projected to be $3.16 per mmbtu for 2012, or approximately one and a third times the price of coal for 2012. This cost spread between coal and gas narrowed recently compared to historical levels, but is expected to reverse as natural gas prices rise and higher cost coal production is removed from the market. The EIA estimated the average fuel prices per million Btu to electricity generators, using coal and competing fossil fuel power generation alternatives, as follows:

Average Cost of Electricity Generation by Fossil Fuel

(Dollars per million Btu)

Electric Generation Type	2009	2010	2011	2012 Forecast	2013 Forecast
Distillate Fuel Oil	$13.24	$16.60	$22.40	$23.43	$23.51
Residual Fuel Oil	$9.11	$12.57	$18.49	$19.47	$18.19
Natural Gas	$4.73	$5.09	$4.71	$3.16	$3.71
Coal	$2.21	$2.27	$2.40	$2.34	$2.25

Source: EIA, as of June 2012.

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Increasing demand for coal produced in the Illinois Basin. As a result of its low cost coal production, high Btu content and the increased use of scrubbers, Wood Mackenzie projects total demand for Illinois Basin coal to grow from an estimated 122 million tons in 2012 to 219 million tons in 2025, a compounded annual growth rate of 4.6%. Demand for coal produced in the Illinois Basin is expected to grow at a rate faster than overall U.S. coal demand, due predominately to the Illinois Basin’s low delivered cost per Btu and the increased utilization of sulfurous emissions mitigation equipment (scrubbers) by utilities in the United States. Illinois Basin coal generally has high sulfur content and demand for high sulfur coal has increased in the United States as utilities have added scrubbers over the last 10 years to comply with environmental regulations. According to Wood Mackenzie 208 GWs, or 66% of total capacity, of electric generating units in the United States will be scrubbed in 2012. Wood Mackenzie expects scrubbed capacity to increase to 254 GWs, or 100% of total capacity, by 2025. In addition, high Btu coal, such as that produced in the Illinois Basin, is burned by utilities in Europe and other international locations. Assuming forecasted increases in Pacific Basin demand continue, the Atlantic Basin supply is expected to continue creating an opportunity for increased exports from the U.S., particularly the Illinois Basin, as well as, South America.

Forecasted Illinois Basin Coal Demand by Region

(tons in millions)

Electric Generation Region	2012	2013	2014	2015	2020	2025	2012-2025 CAGR
South Atlantic	16.0	30.7	40.7	46.5	62.2	51.4	9.4%
East North Central	44.5	50.0	45.3	40.0	51.2	41.9	(0.5)
East South Central	38.5	44.7	49.9	54.1	56.9	58.8	3.3
Domestic Industrial	10.0	10.2	10.3	10.6	11.5	12.4	1.7
Other Domestic	4.4	5.2	2.8	4.7	4.5	5.5	1.7
Exports	8.4	8.4	11.7	11.5	21.7	48.8	14.5

Total Illinois Basin Coal Demand	121.8	149.2	160.7	167.4	208.0	218.8	4.6%

Source: Wood Mackenzie, as of May 2012.

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Developments in U.S. regional coal markets. Coal production in Central Appalachia, which is the second largest coal basin in the United States after the Powder River Basin (based on production) has been declining and is expected to continue to decline due primarily to production challenges, reserve degradation, and difficulties acquiring permits needed to conduct mining operations. In addition, underground mining operations have become subject to additional, more costly and stringent safety regulations, which have had the effect of increasing their operating costs and capital expenditure requirements. Central Appalachian coal production (including both thermal and metallurgical coal) has declined 29% from 261 million tons in 2000 to 186 million tons in 2010, according to EIA. Wood Mackenzie projects thermal coal production in Central Appalachia will decline 55% from 121 million tons in 2011 to 55 million tons by 2025. This decline is expected to be offset by production from other U.S. coal basins, including the Illinois Basin. In 2009, the EPA increased its scrutiny of permit applications for operations conducting mountain top removal and valley fills, which primarily impacts producers in Appalachia, resulting in permitting delays which have and are expected to continue to impact production levels in that region. In addition, producers in Central Appalachia have increasingly shifted production from thermal coal to higher priced metallurgical coal at several existing and planned mines, further decreasing coal available for sale to domestic utilities. We believe that all of these factors have led to a significant increase in cash costs of produced thermal coal in Central Appalachia over the past several years and will continue to put cost pressures on producers, disadvantaging Central Appalachia coal on a delivered cost basis relative to other basins.

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Impact of natural gas on thermal coal demand. Historically, coal has been the primary source of fuel for electricity generation in the United States accounting for approximately one-half of the market, while natural gas supplied between 15% to 25% of the fuel to generate electricity. From 2000 to 2011 the price of natural gas (at Henry Hub) averaged $5.56 per mmbtu; however, a steady decline in natural gas prices beginning in 2008 accelerated significantly in the third quarter of 2011, and reached a low in April 20, 2012 at $1.84 per mmbtu.

As a result, natural gas electricity generation market share increased from 23% in 2011 to 29% for the first half of 2012, and coal-supplied generation fell from 43% to 36% over the respective period according to the EIA.

A consequence of low natural gas prices is lower future gas production. The number of active natural gas drilling rigs dropped from 933 rigs in October 2011 to 600 active rigs in May 2012 according to the EIA. A lower number of active drilling rigs are expected to result in lower future gas production. Natural gas price trends have reversed with current spot gas prices reaching $3.21 per mmbtu as of July 31, 2012. Rising gas prices are expected to lower the gas industry’s electricity generation market share in the future.

According to the EIA’s July 30, 2012 Annual Energy Outlook 2012 Electric Power Projections report, gas-supplied electric generation is forecast to improve from 24% in 2010 to 28% in 2035; however, coal is projected to retain its position as the largest electricity generation source with a greater than 40% market share expected for the foreseeable future. We believe that all of these factors have led to a significant increase in cash costs of produced thermal coal in Central Appalachia over the past several years and will continue to put cost pressures on producers, disadvantaging Central Appalachia coal on a delivered cost basis relative to other basins.

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Higher transportation costs for coal produced in the western United States. Following the implementation of the Clean Air Act Amendments of 1990, many utilities that did not have scrubbers chose to comply with reduced sulfur dioxide emissions mandates by purchasing emission credits or switching to lower sulfur fuels. One result of this was that Powder River Basin production increased from 377 million tons in 2000 to 478 million tons in 2011, as coal from this region is predominately lower sulfur coal. Some utilities were able to negotiate long-term rail contracts with one of the two western railroads (Union Pacific and Burlington Northern Santa Fe) to manage their transportation costs. From 1994 to 2004, reported average revenue per carload for these carriers increased 10.3%. However, from 2004 to 2011, the reported average revenue per carload for these carriers increased by 71.5%. The average cost of transportation for western coals has been increasing, and we expect this trend to continue, resulting in higher delivered costs for western coals.

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Increasing focus by utility coal buyers on delivered cost per Btu. Since 1990, the Clean Air Act’s restrictions on utility sulfur emissions made sulfur content an important part of a coal buyer’s selection of coal. Other determinants included heat content (a measurement of how much energy could be created by burning the coal), delivered price (a function of transportation distance, modality and rates), and other secondary coal characteristics. The increased adoption of scrubbers by utilities as referenced above has reduced the importance of sulfur content in a coal buyer’s decision making process, as scrubbers can remove over 90% of sulfurous gasses prior to emission.

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Expected long-term increases in international demand for U.S. coal exports. In 2011 the EIA reported that U.S. coal exports were at their highest levels since 1992. According to the EIA, increased thermal coal demand has driven U.S. coal export growth recently, increasing 26 million tons in 2011 compared to 2010, with coking coal comprising the majority of coal exports, with 65% of tons exported. In recent years U.S. coal exports began to increase, supported by growing global economies and continued rapid growth in electric power generation and steel production capacity in Asia, particularly in China and India. The growth of demand in the Pacific seaborne thermal coal market has had an effect on the delivered price of Pacific market coal sales. In the long-term we believe potential supply shortfalls in the Pacific region could pull significant supply which had previously serviced customers in the Atlantic market to the Pacific market. In addition, some traditional coal exporting countries have experienced difficulty rapidly increasing exports to meet demand, resulting in further seaborne coal supply constraints. Furthermore, increased international demand for higher priced metallurgical coal has resulted in an increased focus on developing additional metallurgical coal production, particularly in Central and Northern Appalachia, which further reduces supplies of thermal coal from these regions. Because of these trends, we expect the Illinois Basin to continue to be an increasingly important supplier of coal to the seaborne thermal coal market.

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Development of new coal-related technologies will lead to increased demand for coal. The EIA projects that new coal-to-liquids plants will account for 25 million tons of annual coal demand by 2020, increasing to 67 million tons by 2035. In addition, through ARRA, the federal government has targeted over $1.5 billion to CCS research and another $800 million for the Clean Coal Power Initiative, a ten-year program supporting commercial application of CCS technology. We believe that the Illinois Basin, with its ample supply of low cost coal reserves, will be an important supplier to coal-to-liquids plants over the long-term.

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Increasingly stringent air quality legislation will continue to impact the demand for coal. A series of more stringent requirements related to particulate matter, ozone, mercury, sulfur dioxide, nitrogen oxides, carbon dioxide and other air emissions have been proposed or enacted by federal or state regulatory authorities in recent years. Considerable uncertainty is associated with these air quality regulations, some of which have been the subject of legal challenges in courts, and the actual timing of implementation remains uncertain. While past air quality legislation reducing sulfur emissions has resulted in an increase in utilization of scrubbers and growing demand for high sulfur coal, we believe that it is likely that additional air quality regulations ultimately will be adopted in some form at the federal or state level. While it is currently not possible to determine the impact of any such regulatory initiatives on future demand for coal, it may be materially adverse.

Seaborne Market

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Growth in seaborne thermal coal demand. According to Wood Mackenzie, coal consumption in the seaborne thermal coal market has increased from approximately 367 million metric tonnes in 2000 to an expected 865 million metric tonnes in 2012, a compounded annual growth rate of 7.4%. Wood Mackenzie projects consumption of seaborne thermal coal to increase further to 1.8 billion metric tonnes by 2025, a compounded annual growth rate of 5.9% from 2012. Growth in international coal import demand has resulted primarily from increased demand for thermal coal for electricity generation by emerging global economies, particularly by Asian countries in the Pacific market where coal is the primary fuel source for new power generation. Countries outside of the developed economies of Europe and Japan are expected to import 68% of the world’s seaborne export thermal coal in 2012, and their share of the total seaborne thermal coal market is projected to increase to 85% in 2025 per Wood Mackenzie estimates.

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Increased seaborne thermal coal import demand by China. China, which historically was a net exporter of thermal coal, experienced a 144 million metric tonne increase in imports from 2008-2011, up 465% over the four year period, which is expected to grow a further 380% to 841 million metric tonnes by 2025, according to Wood Mackenzie. As a percentage of the overall seaborne thermal coal market, China’s imports accounted for 22% of total seaborne demand and 34% of Asia market demand in 2011. The chart below shows projected import demand and export supply for China between 2011 and 2025:

China Seaborne Thermal Coal Trade (metric tonnes in millions)

Source: Wood Mackenzie May 2012.

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Increased seaborne thermal coal import demand by India. Coal demand in India has increased significantly with imports rising from 9 million metric tonnes in 2000 to an expected 96 million metric tonnes in 2012, a 21.4% compounded annual growth rate. India plans to increase coal-fired power generation as a share of its overall generation portfolio. Wood Mackenzie estimates India had 101 GWs of coal-fired generation in 2011 and expects this to increase by 212% to 316 GWs by 2030. This increase in coal-fired generation capacity is expected to create significant increases in coal demand. With these dramatic increases in thermal coal demand, India will be required to increase seaborne thermal coal imports to help balance supply with demand, as domestic thermal coal supply is expected to be insufficient to meet the growing demand. According to Wood Mackenzie, between 2011 and 2025, India’s thermal coal imports are estimated to rise by approximately 190% to 283 million metric tonnes, and India’s share of the seaborne thermal coal market is estimated to increase from 10.3% in 2011 to 13.2% by 2025.

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Supply constraints from traditional thermal coal exporting countries. Some traditional export supply countries have faced supply constraints limiting these countries’ ability to keep up with the pace of seaborne thermal coal demand. Many of these countries have faced thermal export supply constraints resulting from one or several factors, including, among other factors, limited port capacity; rail transportation capacity, reliability and distance; power generation shortages limiting coal processing; increased domestic consumption; unexpected weather impacts, political instability and declining coal qualities. As a result of recent supply constraints and disruptions, large thermal coal importing countries in the Pacific market, have sought to diversify their supply sources to guarantee security of supply by importing thermal coal from producers who had traditionally primarily serviced the Atlantic thermal market.

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Increase in European thermal coal import demand. In Europe, domestic coal supply has declined due to reductions in domestic production as a result of the region’s declining coal reserve base and a reduction in government subsidies for coal mining, particularly in Poland, Germany and Spain. Additionally, the International Atomic Energy Agency projects slower global growth in nuclear power capacity following the 2011 earthquake in Japan and related nuclear incident. Germany, in particular, has closed certain older facilities and is planning to shutdown its remaining nuclear plants by 2022. Coal-fired generation is expected to meet a large portion of this additional demand. We believe that the decline in domestic production in Europe, coupled with an expected increase in coal-fired power generation, will result in an increase in thermal coal exports from the United States.

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Near-term over-supply in the seaborne thermal coal markets. The U.S. has traditionally been a “swing-supplier” to the seaborne thermal coal markets, increasing its participation in times of short supply and higher prices. However, as the outlook for seaborne thermal coal demand improves, particularly in the Pacific market, and domestic demand has weakened, U.S. producers have sought to increase coal exports from the east coast, west coast and Gulf of Mexico.

The increased focus on the export markets by U.S. thermal coal suppliers caused a near-term oversupply in the seaborne thermal coal markets, leading to a 20% decrease in API-2 prices in the first half of 2012 compared to the average price in 2011. In July 2012, however, the trend reversed, resulting in a 3% gain when comparing the July 31, 2012 API-2 price to the level as of June 30, 2012.

Coal Demand

According to the World Coal Association, world hard coal consumption in 2010 was estimated at 6.3 billion metric tonnes, of which approximately 1.0 billion metric tonnes were sold internationally, primarily in the seaborne coal market. The seaborne market consists of coal shipped between countries via ocean-going vessels, excluding shipments between Canada and the United States via the Great Lakes.

Thermal coal consumption patterns are influenced by the demand for electricity, the existing power generation infrastructure, governmental regulation impacting power generation, technological developments and the location, availability and cost of other fuels such as natural gas, nuclear power and hydroelectric power. Demand in the seaborne metallurgical coal market is influenced primarily by the worldwide demand for steel.

United States Coal Market

Thermal coal used to generate electricity accounts for 95% of coal consumed in the United States, with the balance used by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. Metallurgical coal is predominately consumed in the production of metallurgical coke used in steelmaking blast furnaces. Coal-fired power plants produced approximately 40-50% of all electric power generation over the last ten years, more than natural gas and nuclear, the two next largest domestic fuel sources, combined. This market share has been under pressure from multiple structural and cyclical changes to the sector, resulting in 42.2% of 2011 generation from coal-fired plants according to the EIA.

According to the EIA, over the past 35 years, total coal consumption in the United States nearly doubled to approximately 1.0 billion tons in 2011. As a result of the global economic downturn, which reduced demand for electricity generation, thermal coal consumption decreased to 998 million tons in 2009 from 1,121 million tons in 2008. Following a slight rebound in demand in 2010 and 2011, domestic consumption is expected to decline to 984 million tons in 2012 largely due to natural gas switching and regulatory and environmental pressures. After 2012, the EIA forecasts that total U.S. coal consumption will increase at a compounded annual growth rate of 0.6%, reaching 1,063 million tons by 2025, despite the retirement of coal-fired generation capacity and increased share of natural gas and other fuel sources in electric generation.

The following table sets forth the consumption of coal in the United States by consuming sector as actual or forecasted, as applicable, by the EIA for the periods indicated:

U.S. Coal Consumption

(tons in millions)

	2009A	2010A	2011A	2012E	2015 Forecast	2020 Forecast	2025 Forecast
Electric Power	934	975	962	908	839	885	952
Industrial	45	52	50	48	50	51	52
Steel Production	15	21	24	25	22	18	19
Residential/Construction	3	3	3	3	3	3	3
Coal-to-Liquids	0	0	0	0	0	25	38

Total U.S. Coal Consumption	997	1,051	1,039	984	914	982	1,063

Source: EIA Annual Energy Outlook 2012—June 2012.

In the United States, the reliance on coal-fired generation is attributable to the abundance and low cost of coal. In 2011, coal was approximately 49% lower on a dollar per million Btu basis than natural gas, the next least expensive and readily available fuel source. According to the EIA, coal is expected to remain the largest energy source for electric power generation in the United States accounting for more than 40% of domestic generation for the foreseeable future.

U.S. Scrubber Market

Utilities are increasingly purchasing coal on a heat content basis (measured in dollars per million Btus) and less on a sulfur content basis as the utilization of sulfur mitigation systems, or scrubbers, are installed by utilities to comply with emissions requirements of the Clean Air Act Amendments of 1990. Prior to the Clean Air Act, the Illinois Basin was characterized by low cost mining of high Btu, high sulfur coal. The coal produced in Illinois competed nationally against other coal basins due to its low cost access to widespread transportation outlets and its high heat rate. The Clean Air Act restricted emissions of sulfur by electric utilities, causing some utilities to blend lower sulfur coal with higher sulfur coal or switch to higher cost, lower sulfur fuels as plans to build additional environmental compliance equipment progressed, or purchase sulfur emission credits to comply with regulations.

As a result, coal production in the Illinois Basin declined by 38% from 141 million tons in 1990 to 87 million tons in 2000, and many of the large underground coal mining operations in Illinois were idled or closed. With the increase of scrubber utilization, we believe that the low sulfur premium historically favorable to the Powder River Basin and Central Appalachia will be reduced and the lower Btu and higher delivered cost per Btu coals from those regions will lose market share to high quality, low cost coal from the Illinois Basin. According to Wood Mackenzie, Illinois Basin coal demand is estimated to grow by nearly 100 million tons from 122 million tons in 2012 to 219 million tons in 2025, largely as a result of additional scrubbed capacity and the shifting from Central Appalachia and Powder River Basin to Illinois Basin coal by Eastern utilities.

The following map of the eastern United States shows coal-fired plants with existing or announced SO2 emission controls:

Source: Ventyx, the Velocity Suite

According to Wood Mackenzie, the significant growth in Illinois Basin demand due to scrubber installations will come primarily from the South Atlantic (the states of Delaware, Florida, Georgia, Maryland, North Carolina, South Carolina, Virginia and West Virginia) and the East South Central (the states of Alabama, Kentucky, Mississippi and Tennessee). Wood Mackenzie projects these two regions are predicted to contribute 55 million tons of increased demand for Illinois Basin coal from 2012 to 2025, accounting for the majority of the domestic coal demand from the region, with the East North Central (the states of Indiana, Illinois, Michigan, Ohio and Wisconsin) and export markets accounting for much of the remainder.

As stated above, the largest projected growth in the scrubbed market is in the South Atlantic region where Wood Mackenzie expects scrubbed coal-fired electricity generation to increase from an expected 77% of total coal-fired generation in 2011 to 100% in 2025, contributing to an increase in Illinois Basin coal demand of approximately 35 million tons over the same period. In the East South Central region, scrubbed coal-fired electricity generation is expected to increase from an expected 69% in 2011 to 100% in 2025, contributing to an addition of approximately 20 million tons to Illinois Basin demand over the same period. The following table shows, for the Illinois Basin’s primary electric generating regions, projected coal demand by basin and percentage of scrubbed fleet capacity, based on Wood Mackenzie data:

Illinois Basin Consumption by Region

Illinois Basin Coal Demand (short tons in millions)	Scrubbed % from Illinois Basin Coal	Scrubbed % Coal-fired Generation Capacity

Source: Wood Mackenzie, May 2012 and Fall 2011.

Note: SAT, ENC, and ESC correspond to South Atlantic, East North Central, and East South Central regions, respectively.

Seaborne Coal Market

Wood Mackenzie estimates total seaborne thermal coal demand in 2012 will be approximately 865 million metric tonnes. The seaborne coal markets for thermal coal consist of the Atlantic market and the Pacific market. The Atlantic market largely consists of countries in Europe, the Mediterranean region, North America, South and Central America. The Atlantic market’s largest consuming countries for seaborne thermal coal are the United Kingdom, Germany, the United States, Italy, Turkey, Spain, France and Denmark. The Pacific market largely consists of countries in Asia and Oceania. The Pacific market’s largest consuming countries for imported seaborne thermal coal are China, Japan, Korea, Taiwan and India. The table below highlights the historical and forecasted growth in the seaborne thermal coal market according to Wood Mackenzie:

Global Thermal Seaborne Demand

(metric tonnes in millions)

Source: Wood Mackenzie, May 2012.

According to Wood Mackenzie, Atlantic market and Pacific market seaborne thermal coal demand was 181 and 620 million metric tonnes for 2011, respectively. Nearly all major coal-consuming countries in Asia are expected to experience significant demand growth. Wood Mackenzie projects demand for seaborne thermal coal to increase to over 1.8 billion metric tonnes by 2025. The increased growth is driven largely by new Chinese and Indian demand. The charts below illustrate estimated demand for seaborne thermal coal by country, for 2012:

Seaborne Thermal Coal Demand—Atlantic Market	Seaborne Thermal Coal Demand—Pacific Market
(% 2012 E demand, 191 million metric tonnes)	(% 2012 E demand, 674 million metric tonnes)

Source: Wood Mackenzie May 2012.

Coal Production and Supply

China is the world’s largest producer of coal with approximately 49.5% of the world’s coal production in 2011 on an oil equivalent basis, according to the BP Statistical Review. In 2011, China was followed by the United States (14%), Australia (6%), India (6%), Indonesia (5%), Russia (4%) and South Africa (4%).

United States Coal Production

According to BP Statistical Review, in addition to being the second largest coal producer in the world, the United States is the largest holder of coal reserves in the world, with 239 years of supply at current production rates. U.S. coal production was approximately 1.1 billion metric tonnes in 2011 according to the EIA. Coal produced in the United States is primarily consumed domestically, with 107 million metric tonnes of coal exported in 2011 according to the EIA. Approximately 92% of coal produced in the United States in 2011 was thermal coal. Wood Mackenzie forecasts thermal coal production in the United States will increase approximately 24% from 2012 through 2025, largely to secure the seaborne markets. The following table sets forth historical production statistics in each of the major U.S. coal producing regions for the periods indicated based on EIA data:

United States Historical Coal Production by Region

	Historical U.S. Coal Production					2000-2011 Increase / (Decrease)
Coal Basin	1990	1995	2000	2005	2011
	(tons in millions)
Powder River Basin	222	303	377	445	478	27%
Central Appalachia	294	273	261	235	187	(28)%
Northern Appalachia	166	138	139	140	130	(6)%
Illinois Basin	141	109	87	93	107	23%
Other	206	210	209	219	173	(17)%

Total U.S. Coal Production	1,029	1,033	1,074	1,132	1,076	0%

Source: EIA, year end 1994, 1998, 2000, 2008 and 2011 weekly production.

Wood Mackenzie forecasts flat or declining thermal coal production through 2025 for all major U.S. coal producing regions other than the Illinois Basin and Powder River Basin. We believe this is largely a result of heightened regulatory, geologic and permitting scrutiny in Appalachia, rising cost profiles, increased transportation expenses and capacity shortfalls and added scrubber utilization, amongst other factors. The Illinois Basin and Powder River Basin are also expected to meaningfully increase their respective export market share. The following table sets forth forecasted production statistics in each of the major U.S. coal producing regions for the periods indicated based on Wood Mackenzie data:

United States Forecasted Coal Production by Region

	Forecasted U.S. Coal Production(1)				2012-2025 Forecasted CAGR
Coal Basin	2012	2015	2020	2025
	(tons in millions)
Powder River Basin	408	488	511	544	2.2%
Central Appalachia	89	55	54	55	(3.6)
Northern Appalachia	112	127	122	122	0.7
Illinois Basin	122	167	208	219	4.6
Metallurgical	85	87	88	91	0.5
Other	168	192	191	181	0.6

Total U.S. Coal Production	984	1,116	1,174	1,213	1.6%

Source: Wood Mackenzie, May 2012.

(1)	Regional data represents forecasted thermal coal production.

Wood Mackenzie estimates that demand for Illinois Basin coal will grow at a compound annual rate of 4.6%, taking total consumption from 122 million tons in 2012 to 219 million tons in 2025. Hanou Energy’s forecasts confirm that Illinois Basin planned production is expected to be approximately 210 million tons by 2021 with the potential to be as high as 300 million tons depending on market conditions. This is compared to other U.S. thermal coal basins excluding the Illinois Basin, which Wood Mackenzie estimates will increase at a compound annual rate of 1.1% during the same period. Importantly, Illinois Basin coal production is projected to grow more sharply over this period (6.9% CAGR for 2012-2020) than over the latter part of the 13-year projection period (1.0% CAGR for 2020-2025).

United States Forecasted Thermal Coal Production

Source: Wood Mackenzie May 2012.

Coal Producing Regions

Coal is mined in over half of the states in the United States, but domestic coal production is primarily attributed to one of three coal producing regions: the Interior, Appalachia and the Western region. Within those three regions, the major producing centers are the Illinois Basin in the Interior Region, Central Appalachia and Northern Appalachia, and the Powder River Basin in the Western region. The type, quality and characteristics of coal vary by, and within each, region.

Illinois Basin.

The Illinois Basin includes western Kentucky, Illinois and Indiana. The area includes reserves of bituminous coal with a heat content typically ranging from 9,700 to 12,800 Btu/lb and sulfur content ranging from 1.0% to 6.0%. Most of the coal produced in the Illinois Basin is used to produce electricity, with small amounts used in industrial applications. We believe that production of high sulfur coal in the Illinois Basin will continue to gain market share against other basins as scrubbed utilities continue to demand economically delivered high heat content coal. In addition, planned coal-to-liquids facilities, which are backed by state support and incentives and are indifferent to the sulfur content of coal, may become substantial new consumers of Illinois Basin coal.

The Illinois Basin is divided into several regions, including northern Illinois Basin, central Illinois Basin, southern Illinois Basin, West Kentucky and Indiana, each of which has differing coal qualities, heat content and transportation options. Despite its high sulfur content, coal from the Illinois Basin can generally be used by some electric power generation facilities that have installed pollution control devices, such as scrubbers, to reduce emissions. Our operations are located in southern and central Illinois Basin.

According to the EIA, coal production in the Illinois Basin was 107 million tons in 2011, an increase of 5% over 2010. Wood Mackenzie forecasts that coal production in the Illinois Basin will increase from a forecasted 122 million tons in 2012 to 219 million tons in 2025, a 80% increase.

Northern Appalachia.

Northern Appalachia includes Ohio, Pennsylvania, Maryland and northern West Virginia. The area includes reserves of bituminous coal with heat content generally ranging from 11,000 to 13,900 Btu/lb and sulfur content typically ranging from 1.0% to 5.0%. Coal produced in Northern Appalachia is marketed primarily to electric utilities, industrial consumers and the export market, with some metallurgical coal marketed to steelmakers.

According to the EIA, coal production in Northern Appalachia was 130 million tons in 2010 and 2011. Wood Mackenzie forecasts that thermal coal production in Northern Appalachia will increase from a forecasted 129 million tons in 2012 to 141 million tons in 2025, a 9% increase.

Central Appalachia.

Central Appalachia includes eastern Kentucky, southern West Virginia, Virginia and northern Tennessee. The area includes reserves of bituminous coal with a heat content typically ranging from 11,500 to 14,200 Btu/lb and sulfur content typically ranging from 0.5% to 4.0%. Coal produced in Central Appalachia is marketed primarily to electric utilities, with metallurgical coal marketed to steelmakers. The combination of reserve depletion and increasing regulatory enforcement, mining costs and geologic complexity in Central Appalachia is expected to lead to substantial production declines over the long-term. In addition, the widespread installation of scrubbers is expected to enable higher sulfur coal from the Illinois Basin and Northern Appalachia to replace coal from Central Appalachia.

According to the EIA, coal production in Central Appalachia was 187 million tons in 2011, a decline of 5% from 2009. Wood Mackenzie forecasts that thermal coal production in Central Appalachia will decline from a forecasted 145 million tons in 2012, to 115 million tons in 2025, a 21% decline.

Powder River Basin.

The Powder River Basin, or PRB, is located in Wyoming and Montana. The PRB produces sub-bituminous coal with sulfur content typically ranging from 0.2% to 0.8% and heat content typically ranging from 7,800 to 9,700 Btu. After strong growth in production over the past 20 years, growth in demand for PRB coal is expected to moderate in the future due to the slowing demand for low sulfur, low Btu coal as scrubbers proliferate, rail transportation rates increase and operating costs grow as a result of higher strip ratios.

According to the EIA, coal production in the PRB was 478 million tons for 2011, a decrease of 1.0% from 2010. Wood Mackenzie forecasts that coal production in the PRB will increase from a forecasted 408 million tons in 2012 to 544 million tons in 2025, an increase of 33%.

Seaborne Coal Supply

Seaborne thermal coal is supplied to both the Atlantic market and the Pacific market. Colombia, Russia, South Africa, the United States and Indonesia continue to be the principal suppliers to the Atlantic seaborne thermal coal market, where approximately 244 million metric tonnes are expected to be sold in 2012, according to Wood Mackenzie. Indonesia, Australia, China, South Africa and Russia are the principal suppliers of the Pacific seaborne thermal coal market, where approximately 621 million metric tonnes are expected to be sold in 2012.

A key trend in the seaborne thermal coal market is the developing supply imbalance in the Pacific market. As demand continues to rise in developing nations such as China and India, traditional coal exporters are working to increase supply accordingly to meet demand. Coal producers in countries that have historically been key suppliers to Asia have experienced infrastructure constraints, rising tax and government regulations, port capacity limitations and increasing domestic demand and export restrictions, among other issues. Today, there is a growing amount of coal produced by traditional Atlantic market suppliers that has begun to move from the Atlantic market into the Pacific market, and we expect this trend to continue. We also believe that there will be potential for low cost producers from the United States to penetrate the Pacific markets. The chart below, based on Wood Mackenzie data, highlights the projected supply for thermal coal exports from the traditional coal producing countries:

Global Seaborne Thermal Coal Supply by Country

(metric tonnes in millions)

	Supply to Seaborne Market			2012-2025 Forecasted CAGR
Country of Origin	2012 Forecast	2015 Forecast	2025 Forecast
Australia	175	213	470	7.9%
Colombia	79	118	138	4.4
Russia	90	73	230	7.5
South Africa	75	78	90	1.3
Indonesia	357	392	633	4.5
U.S.	39	28	186	12.8
Other Supply	50	46	65	2.0

Total Supply	865	948	1,812	5.9%

Source: Wood Mackenzie, May 2012.

U.S. Coal Exports

Relatively higher costs of delivered coal into a vessel are one reason that the United States is traditionally viewed as a swing supplier to the thermal coal export market. Historical coal export volumes in the past have been volatile for both thermal and metallurgical coal, with export levels over the last decade ranging between 40 million tons in 2002 and 107 million tons in 2011. Of coal exported in 2011, 38 million tons of coal was thermal with the balance metallurgical coal. From 2002 through 2011 export thermal coal from the United States increased 107.7% compared to export metallurgical coal which grew 223.3% over the same time period.

United States Coal Exports

(tons in millions)

Product Type	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Thermal Coal	18	21	21	21	22	27	39	22	26	38
Metallurgical Coal	22	22	27	29	28	32	43	37	56	70

Total U.S. Coal Exports	40	43	48	50	50	59	82	59	82	107

Source: EIA

The current and projected strong demand for thermal and metallurgical coal by Chinese and Indian consumers has created an imbalance in the seaborne coal markets. In the past, a portion of the Atlantic market demand had been supplied from Pacific market producers like Indonesia and South Africa. Today, producers in these countries are satisfying the strong demand for their products in Pacific markets rather than the Atlantic markets, which has led to a tighter Atlantic market supply picture overall. We believe that U.S. coal will play an increasingly important role in supplying the Atlantic, and increasingly the Pacific, seaborne coal markets, given access to infrastructure, excess port capacity, and increasingly more competitive delivered costs on a per Btu basis. Wood Mackenzie has forecasted that U.S. thermal coal exports will reach 186 million metric tonnes in 2025, a 379% increase over 2012 levels.

Coal Pricing

Coal prices vary dramatically by region and are determined by a number of factors, including quality, supply and demand, costs, availability of substitute fuels, economic conditions, governmental regulation and weather. The two principal components of the delivered price of coal are the price of coal at the mine and the cost of transporting coal from the mine to the point of use. Electric generators purchase coal on the basis of its delivered cost per Btu.

We use a number of domestic and international indices to assess our business and the coal market. Illinois Basin published pricing and the API#2 index are commonly used as market price reference points.

U.S. Thermal Coal Market

From January 4, 2000 through July 24, 2012, coal spot prices in Central Appalachia, Northern Appalachia, the Illinois Basin and the Powder River Basin have increased 183%, 259%, 155% and 91%, respectively. Throughout this period, coal prices have experienced price spikes due largely to short- to medium-term supply/demand imbalances and either high or low (relative to normal levels) inventory stockpiles. 2008 saw a substantial increase in thermal coal prices largely due to strong domestic consumption and export demand, coupled with declining inventory levels. In 2009, this trend reversed as a result of the U.S. recession and global economic downturn.

The following chart sets forth representative per ton thermal coal prices in various U.S. markets reported on a weekly basis for the period from January 1, 2003 to July 24, 2012, as reported by Bloomberg L.P.

U.S. Coal Prices

($ per ton)

Source: Bloomberg L.P., as of July 24, 2012

Note:	Central Appalachian = FOB Big Sandy Barge, 12,000 Btu, less than 1% sulfur, 13.5% ash and 10% moisture.

Northern Appalachian = Pittsburgh coal bed, FOB, 12,500-13,000 Btu, 2%-3% sulfur and 7%-9% ash content.

Illinois Basin = FOB Barge, maximum 11,000 Btu, less than 2% sulfur and ash content of 8%-9%.

Powder River Basin = FOB railcar at mine, 8,800 Btu, less than 0.3% sulfur, 5.5% ash and maximum of 30% moisture.

Seaborne Thermal Coal Market

There are significant variations in the characteristics of thermal coals sold in the international market, with pricing premiums for certain desired characteristics and pricing penalties for certain undesired characteristics. For the seaborne thermal coal markets, no single producer has sufficient market share to control prices. Thus, the sales prices for seaborne thermal coal in a particular market will normally fluctuate with changes in supply and demand for the coal, currency rates, prices of transportation and other fuels and government regulations. There are additional influences on coal prices that affect the normal interaction of supply and demand by producers that are dedicated to a particular market or market segment and purchasers that desire diversified sources.

Between 2007 and 2012, the seaborne thermal coal market experienced a rising trend in prices. Throughout this period, coal prices have experienced price spikes due largely to short- to medium-term supply/demand imbalances and either high or low (relative to normal levels) inventory stockpiles. During the second half of 2007, seaborne thermal coal prices in the Atlantic market began to strengthen and peaked in mid-summer of 2008, before falling in the fourth quarter of 2008 as a result of the global economic downturn. Since this point in time, seaborne coal pricing has gone through periods of price increases and decreases as the market has reacted to recent over supply and lowered economic expectations. This trend is expected to be temporary as the U.S. domestic market recovers. The following chart sets forth average historical coal prices and forward curve (as of July 23, 2012) for the API#2 Index and API#4 Index, as reported by Bloomberg L.P.

Seaborne Thermal Coal Prices

(US$ per metric tonne)

Source: Bloomberg L.P., as of July 24, 2012.

Note:	API#2 = Cost, Insurance and Freight (CIF) at Rotterdam terminal, 10,793 Btu/lb, under 1% sulfur.

API#4 = Freight on Board (FOB) at Richards Bay terminal, 10,793 Btu/lb, under 1% sulfur.

Transportation

The U.S. coal industry is dependent on the availability of a consistent and responsive transportation network connecting the various supply regions to the domestic and international markets. Railroads and barges comprise the foundation of the domestic coal distribution system, collectively handling approximately three-quarters of all coal shipments. Truck and conveyor systems typically move coal over shorter distances.

Transportation is a significant element in determining the total cost of coal at a customer’s point of usage. The cost to transport coal from the mine to the customer can be large relative to the value of the coal as an energy source. Coal produced in the United States for domestic consumption is generally sold free on board (FOB) at the mine or terminal, and the purchaser normally bears the transportation costs from the FOB point. Seaborne coal, however, is often sold FOB at the loading port, and coal producers are responsible for shipment to the export coal-loading facility. Where economic benefits or contractual obligations exist, the coal producer may provide the transportation and transportation services for delivery of the coal to the customer.

Following the implementation of the Clean Air Act, many utilities that did not have scrubbers chose to comply with reduced sulfur dioxide emissions mandates by purchasing emission credits or switching to lower sulfur fuels. Powder River Basin production increased from 377 million tons in 2000 to 468 million tons in 2010 as demand for these predominately lower sulfur coals increased. Some utilities that burn PRB coal were able to negotiate long-term rail contracts with one of the two western railroads to manage their transportation costs. From 1994 to 2004, reported revenue per carload for these carriers was essentially unchanged. From 2004, fourteen years after implementation of Phase 1 of the Clean Air Act, to 2011, average revenue per carload increased by an average of 71.5%. The average cost of transportation for western coals has increased meaningfully, and we expect this trend to continue.

In the Eastern United States, major export terminals for coal include the Port of New Orleans in New Orleans, Louisiana; Alabama State Docks in Mobile, Alabama; Tampa Port Authority in Tampa, Florida; the Jacksonville Port Authority in Jacksonville, Florida; Shipyard River Terminal in Charleston, South Carolina; Port of Virginia in Norfolk, Virginia; and Port of Baltimore in Baltimore, Maryland. To receive these exports, European and Mediterranean markets have an established import terminal infrastructure.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

Our operations are subject to a variety of federal, state and local laws and regulations, such as those relating to employee health and safety; water discharges; air emissions; plant and wildlife protection; the restoration of mining properties; the storage, treatment and disposal of wastes; remediation of contaminants; surface subsidence from underground mining and the effects of mining on surface water and groundwater conditions. In addition, we may become subject to additional costs for benefits for current and retired coal miners employed by our contract miners.

We believe that we are in material compliance with all applicable environmental, health, safety and related requirements, including all required permits and approvals. However, there can be no assurance that violations will not occur in the future or that we will be able to always obtain, maintain or renew required permits or that changes in these requirements or their enforcement, or discovery of new conditions will not cause us to incur significant costs and liabilities in the future. Certain of our current and historical mining operations use or have used or store regulated materials which if released into the environment, may require investigation and remediation. Under certain permits we are required to monitor groundwater quality on and adjacent to our sites, and to develop and implement plans to minimize and correct land subsidence, as well as impacts on waterways and wetlands, caused by our mining operations. Currently we are conducting investigation and remediation of impacts to groundwater from refuse disposal areas at our Macoupin Energy Shay No. 1 Mine pursuant to the Illinois Site Remediation Program and a Compliance Commitment Agreement recently entered into with the Illinois Environmental Protection Agency. While we cannot currently estimate our costs with any certainty, we do not expect these or other costs of compliance with existing environmental, health and safety requirements to be material during 2011, 2012 or 2013. Major regulatory requirements are briefly discussed below.

Mine Safety and Health

In the United States, the Coal Mine Health and Safety Act of 1969, the Federal Mine Safety and Health Act of 1977 (the “1977 Act”) and the Mine Improvement and New Emergency Response Act of 2006 impose stringent mine safety and health standards on all aspects of mining operations. In 1978, MSHA was created to carry out the mandates of the 1977 Act and was granted enforcement authority. MSHA is authorized to inspect all underground mining operations at least four times a year and issue citations with civil penalties for the violation of a mandatory health and safety standards. MSHA review and approval is required for a number of miner safety and welfare plans including ventilation, roof controls/bolting, safety training and ground control, refuse disposal and impoundments, and respirable dust. Also, the state of Illinois has its own programs for mine safety and health regulation and enforcement. These requirements have a significant effect on our operating costs.

Black Lung

Under the United States Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must secure payment of federal black lung benefits to claimants who have been diagnosed with pneumoconiosis and are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. This tax is passed on to the purchaser under many of our coal supply agreements.

Our contract miners are required by federal and state statutes to provide benefits to their employees for claims related to black lung, and it is a cost which they are permitted to pass onto us during the terms of their contracts. All black lung taxes are paid through December 31, 2011.

United States Environmental Laws

We are subject to various United States federal, state and local environmental laws. Some of these laws, discussed below, impose stringent requirements on our coal mining operations. Federal and state regulations require regular monitoring of our mines and other facilities to ensure compliance. Federal and state inspectors are required to inspect our mining facilities on a frequent schedule. Future laws, regulations or orders, as well as future interpretations or more rigorous enforcement of existing laws, regulations or orders, may require increases in capital and operating costs, the extent of which we cannot predict.

Surface Mining Control and Reclamation Act

The SMCRA, which is administered by the OSM, establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals from the OSM or the applicable state agency. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority. Illinois has achieved primary control of enforcement through federal authorization.

SMCRA permit provisions include a complex set of requirements which include: coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; restoration to the approximate original contour; and re-vegetation. The disposal of coal refuse is also permitted under SMCRA. Both coarse refuse and slurry disposal areas require permits from IDNR, including the disposal of slurry underground.

The mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural and historical resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology, and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we will mine. We develop mining and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mining and reclamation plan incorporates the provisions of SMCRA, the state programs, and the complementary environmental programs that affect coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land, and documents required of the OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review and technical review. Public notice of the proposed permit is given that also provides for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and may take months or years to be reviewed and issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public and other agencies have rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Before an SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations.

The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed or abandoned prior to SMCRA’s adoption in 1977. The current fee is $0.315 per ton on surface-mined coal and $0.135 per ton on deep-mined coal.

SMCRA stipulates compliance with many other major environmental statutes, including: the Clean Air Act; the Endangered Species Act; the CWA; RCRA and CERCLA.

Various federal and state laws, including SMCRA, require us to obtain surety bonds or other forms of financial security to secure payment of certain long-term obligations, including mine closure or reclamation costs. As of June 30, 2012, we had outstanding surety bonds of $43.5 million and no letters of credit. Changes in these laws or regulations could require us to obtain additional surety bonds or other forms of financial security.

Clean Air Act

The Clean Air Act and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, including future regulation of fine particulate matter measuring 2.5 micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired electricity generating plants. The general effect of this extensive regulation of air emissions from coal-fired power plants could be to reduce demand for coal.

Clean Air Act requirements that may directly or indirectly affect our operations include the following:

Acid Rain. Title IV of the Clean Air Act required a two-phase reduction of sulfur dioxide emissions by electric utilities and applies to all coal-fired power plants generating greater than 25 Megawatts. The affected electricity generators have sought to meet these requirements by, among other compliance methods, switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing sulfur dioxide emission allowances. We cannot accurately predict the effect of these provisions of the Clean Air Act on us in future years. At this time, we believe that implementation has resulted in an upward pressure on the price of lower sulfur coals. The installation of pollution control devices as a control measure has thus created a growing market for our effectively higher sulfur coal.

Fine Particulate Matter. The Clean Air Act requires the EPA to set standards, referred to as NAAQS, for certain pollutants. Areas that are not in compliance (referred to as “non-attainment areas”) with these standards must take steps to reduce emissions levels. The EPA promulgated NAAQS for particulate matter with an aerodynamic diameter less than or equal to 10 microns, or PM10, and for fine particulate matter with an aerodynamic diameter less than or equal to 2.5 microns, or PM2.5. However, in February 2009, the United States Court of Appeals for the District of Columbia Circuit remanded the PM2.5 standard back to the EPA for further review. Meeting current or potentially more stringent new PM2.5 standards may require reductions of nitrogen oxide and sulfur dioxide emissions. Future regulation and enforcement of the new PM2.5 standard will affect many power plants and coke plants, especially coal-fired power plants and all plants in non-attainment areas. Continuing non-compliance could prevent issuance of permits to facilities within the non-attainment areas

Ozone. Significant additional emissions control expenditures will be required at coal-fired power plants and coke plants to meet the current NAAQS for ozone. Nitrogen oxides, which are a by-product of coal combustion, can lead to the creation of ozone. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers and coke plants will continue to become more demanding in the years ahead. At this time the EPA intends to proceed to implement the 0.075 parts per million standard announced in 2008 and to reconsider the permissible levels for good level ozone in 2013. More stringent NAAQS for ozone could increase the costs of operating coal-fired power plants.

Cross-State Air Pollution Rule. The CSAPR, which was intended to replace the previously developed CAIR, requires states to reduce power plant emissions that contribute to ozone and/or fine particle pollution in other states. Under CSAPR, emissions reductions were to have started January 1, 2012, for SO2 and annual NOx reductions, and May 1, 2012, for ozone season NOx reductions. Several states and other parties filed suits in the United States Court of Appeals for the District of Columbia Circuit in 2011 challenging CSAPR. On December 30, 2011, the D.C. Circuit Court issued a stay of CSAPR and reinstated CAIR pending judicial review.

Briefing and oral argument is expected to be concluded by mid-2012. It is unclear what effect, if any, CAIR would have on our operations or results. If the stay on CSAPR is lifted or if CSAPR is upheld, more stringent emissions limitations could increase the costs of operating coal-fired power plants and affect demand for coal.

Mercury and Air Toxic Standards. On December 16, 2011, EPA issued the MATS to reduce emissions of toxic air pollutants, including mercury, other metals and acid gases, from new and existing coal and oil fired power plants. Under the final rule, existing power plants will have up to four years to comply with the MATS by installing or upgrading pollution controls, fuel switching, or using existing emissions controls as necessary to meet the compliance deadline. These requirements could significantly increase our customers’ costs and cause them to reduce their demand for coal, which may materially impact our results or operations.

Greenhouse Gases. Increasing concern about GHG, including carbon dioxide, emitted from burning coal at electric generation plants has led to efforts at all levels of government to reduce their emissions, which could require utilities to burn less or eliminate coal in the production of electricity. Congress has considered federal legislation to reduce GHG emissions which, among other things, could establish a cap and trade system for GHG, including carbon dioxide emitted by coal burning power plants, and requirements for electric utilities to increase their use of renewable energy such as solar and wind power. Also, the EPA has taken several recent actions under the Clean Air Act to regulate GHG emissions. These include the EPA’s finding of “endangerment” to public health and welfare from GHG, its issuance in 2009 of the Final Mandatory Reporting of Greenhouse Gases Rule, which requires large sources, including coal burning power plants, to monitor and report GHG emissions to the EPA annually starting in 2011, and issuance of its Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule, which requires large industrial facilities, including coal burning power plants, to obtain permits to emit, and to use best available control technology to curb, GHG emissions. EPA also recently proposed new source performance standards for GHG for coal and oil burning power plants. While EPA’s actions are subject to legal challenges and efforts are underway in Congress to limit or remove EPA’s authority to regulate GHG emissions, they will remain in effect unless altered by the courts or Congress.

Regional Emissions Trading. Ten Northeast and Mid-Atlantic states have cooperatively developed a regional cap and trade program, the RGGI, intended to reduce carbon dioxide emissions from power plants in the region. While efforts are underway in a few states to withdraw from this arrangement, nine states participated in the latest auction of carbon dioxide allowances which was held in December 2011. There can be no assurance at this time that this, or similar state or regional carbon dioxide cap and trade programs, in the states where our customers operate, will not adversely affect the future market for coal in the region.

Regional Haze. The EPA has initiated a regional haze program designed to protect and to improve visibility at and around national parks, national wilderness areas and international parks. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could adversely affect the future market for coal.

Resource Conservation and Recovery Act

The RCRA affects coal mining operations by establishing requirements for the treatment, storage, and disposal of hazardous wastes. Certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management.

Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In 2000, the EPA concluded that coal combustion wastes do not warrant regulation as hazardous under RCRA. Following a large spill of coal ash waste at a coal burning power plant in Tennessee, in June 2010 the EPA proposed two alternative sets of regulations governing the management and storage of coal ash: one would regulate coal ash and related ash impoundments at coal-fired power plants under federal regulations governing hazardous solid waste under Subtitle C of RCRA; the other would regulate coal ash as a non-hazardous solid waste. If the EPA determines to regulate coal ash as a hazardous waste, it would become subject to a variety of hazardous waste regulations, thus increasing the compliance obligations and costs of coal ash management. The scope and details of any final EPA regulations are uncertain at this time. In addition, environmental groups have filed a notice of intent to sue the EPA for failing to update effluent limitation guidelines under the Clean Water Act for coal-fired power plants, to limit discharges of toxic metals from handling of coal combustion waste. The EPA has announced its intention to revise its existing effluent limitation guidelines before 2012 to address toxic pollutants discharged from power plants, including discharges from coal ash ponds. If the EPA adopts new Clean Water Act requirements, compliance obligations for handling, transporting, storing and disposing of the material would likely increase. Potential changes to all of these rules could make coal burning more expensive or less attractive for electric utilities.

Most state hazardous waste laws exempt coal combustion waste, and instead treat it as either a solid waste or a special waste. These may also be revised. Any costs associated with handling or disposal of coal ash as hazardous wastes would increase our customers’ operating costs and potentially reduce their ability to purchase coal. In addition, potential liability for contamination caused by the past or future use, storage or disposal of ash could substantially increase.

Clean Water Act

The Clean Water Act of 1972 affects coal mining operations several ways.

The CWA established in-stream water quality standards and treatment standards for waste water discharge through the NPDES. Regular monitoring, reporting requirements and performance standards are requirements of NPDES permits that govern the discharge of pollutants into water.

TMDL regulations establish a process by which states may designate stream segments as “impaired” (not meeting present water quality standards). Industrial dischargers, including coal mines and plants, will be required to meet new TMDL effluent standards for these stream segments. The adoption of new TMDL regulations in receiving streams could hamper or delay the issuance of discharge and Section 404 permits, and if issued, could require new effluent limitations for our coal mines and could require more costly water treatment, which could adversely affect our coal production or results of operations. States are also adopting anti-degradation regulations in which a state designates certain water bodies or streams as “high quality.” These regulations would prohibit the diminution of water quality in these streams. Waters discharged from coal mines to high quality streams will be required to meet or exceed new “high quality” standards. The designation of high quality streams at or in the vicinity of our coal mines could require more costly water treatment and could adversely affect our coal production or results of operations.

CERCLA and Similar State Superfund Statutes

CERCLA and similar state laws affect coal mining by creating liability for the investigation and remediation of releases of regulated materials into the environment and for damages to natural resources. Under these laws, joint and several liability may be imposed on waste generators, current and former site owners or operators and others regardless of fault, for all related site investigation and remediation costs.

Permits

Mining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters. These provisions include requirements for building dams; coal prospecting; mine plan development; topsoil removal, storage and replacement; protection of the hydrologic balance; subsidence control for underground mines; subsidence and surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation.

The mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we will mine. We develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plan incorporates the provisions of the SMCRA, the state programs and the complementary environmental programs that affect coal mining, including the CWA.

Required permits include mining and reclamation permits under SMCRA, issued by IDNR, and wastewater discharge, or NPDES, permits under the CWA, issued by the IEPA. In addition to the required permits, for surface operations, the mining companies also need to obtain air quality permits from IEPA, fill and dredge permits from the United States Army Corps of Engineers and flood plain permits from IDNR. For refuse disposal operations, the mining companies may need to obtain impounding permits and/or underground slurry disposal permits from IDNR. In addition, MSHA approval for ventilation, roof control and numerous specific surface and underground operations must be obtained and maintained. The authorization and permitting requirements imposed by these and other governmental agencies are costly and may delay development or continuation of mining operations. Due to the fact that the application review process may take years to complete and permit applications are increasingly being challenged by environmental and other advocacy groups, we may experience difficulty or delays in obtaining mining permits or other necessary approvals, or even face denials of permits altogether.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review, technical review and public notice and comment period before it can be approved. Some SMCRA and CWA permits can take over a year to prepare, depending on the size and complexity of the mine and often take six months or years to receive approval. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.

Currently, we have the necessary permits for mining operations at each of the four complexes. Continued and expanded operations will require additional or renewed permits. These additional permits may include significant permit revisions to the SMCRA mining permit and fill and dredge permits for mining of additional coal panels; new NPDES, new SMCRA, new impounding, and possible CWA permits for additional refuse areas; and revisions to the SMCRA permit and a NPDES construction permit for additional bleeder shafts. Due to various and, sometimes, interrelated requirements from different agencies, it is not possible to predict an average or approximate time frame required to obtain all permits and approvals to operate new or expanded mines. In addition, expanded permitting activity in Illinois coupled with environmental group challenges is likely to increase the various agencies’ permit and approval review time in the future.

Appeals of permits issued by the IEPA, including some CWA permits, are made to the IPCB. The IPCB is an independent agency with five board members appointed by the Governor of the state of Illinois that both establishes environmental regulations under the Illinois Environmental Protection Act and decides contested environmental cases. Appeals before the IPCB are based on alleged violations of environmental laws as found in the permit and the accompanying permit record without additional testimony or evidence being taken. Appeals from the IPCB decisions are made to an Illinois appellate court.

Requests for an administrative review of permits issued by the IDNR, such as the SMCRA permits, are made to an IDNR hearing officer. Although the basis of the request for the administrative review is the alleged violations in the permit and the permit record, the administrative code rules allow for additional discovery and an evidentiary hearing. Appeals from the IDNR hearing officer’s decisions are made to an Illinois circuit court.

MANAGEMENT

Management of Foresight Energy Partners LP

We are managed and operated by the board of directors and executive officers of our general partner. Following this offering,     % of our outstanding common units and all of our outstanding subordinated units and incentive distribution rights will be directly or indirectly owned by Foresight Reserves. As a result of owning our general partner, Foresight Reserves will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. Our general partner owes certain duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that our general partner will have five directors, one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. We currently expect that within one year of the listing of our common units on the NYSE our general partner will have seven directors, three of whom will be independent. The NYSE does not require a publicly traded limited partnership, like us, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/corporate governance committee. We are, however, required to have an audit committee of at least three members, and, within one year of the listing of our common units on the NYSE, all of its members are required to be independent as defined by the NYSE.

In evaluating director candidates, Foresight Reserves will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

The following table sets forth information concerning the officers and directors of our general partner effective upon the listing of our common units on the NYSE:

Name	Age	Position
Christopher Cline	54	Chairman of the Board of Directors and Principal Strategy Officer

Michael J. Beyer	54	Director and President and Chief Executive Officer

Oscar A. Martinez	43	Senior Vice President—Chief Financial Officer

H. Drexel Short	55	Senior Vice President—Mining Operations

Rashda M. Buttar	43	Senior Vice President—General Counsel & Corporate Secretary

Christopher Moravec	56	Senior Vice President

John F. Dickinson	63	Director

E. Bartow Jones	36	Director

		Director Nominee

Christopher Cline is the Chairman of our Board of Directors and Principal Strategy Officer. Mr. Cline has more than 30 years of experience in the coal industry. After attending Marshall University, he developed and operated over 25 coal mining, processing and transportation facilities in the Appalachian Region and the Illinois Basin, including some of the most productive longwall mining operations in the country.

Michael J. Beyer is the President and Chief Executive Officer and a member of our Board of Directors. Mr. Beyer has more than 30 years’ experience in management, operations, finance and acquisitions related to coal and other energy-related businesses. Before joining Foresight in 2006, Mr. Beyer served as President of AEP

Coal, Inc., Vice President of Business Development at Enron Corp. and Senior Vice President and Manager of the Natural Resource Department at PNC Bank. Mr. Beyer received his Masters in Business Administration from Duquesne University and his undergraduate degree in Mining Engineering from Pennsylvania State University.

Oscar A. Martinez is the Senior Vice President—Chief Financial Officer. Before joining Foresight in August 2011, Mr. Martinez served as Vice President and Treasurer at Cloud Peak Energy, Inc. from 2009 to July 2011. Prior to joining Cloud Peak Energy, Inc., Mr. Martinez worked for Qwest Communications International, Inc. from 2002 to 2009 where he served most recently as the Vice President and Assistant Treasurer. Mr. Martinez also held positions in Corporate Strategy and Capital Markets with Qwest Communications International. Prior to joining Qwest, Mr. Martinez worked as an investment banker with JP Morgan Chase. Mr. Martinez received his Masters in Business Administration from Harvard Business School and his undergraduate degree in Business Administration from Trinity University.

H. Drexel Short is the Senior Vice President—Mining Operations. Mr. Short has more than 30 years’ experience in managing underground coal mining operations, having begun his career as an underground mine production supervisor and superintendent. Prior to joining Foresight in 2007, Mr. Short served as Senior Vice President—Group Operations for A.T. Massey Coal Co., Inc. from 1995 to 2007, Chairman of the Board of Directors and Chief Coordinating Officer of Massey Coal Services, Inc. and President of Elk Run Coal Company (a subsidiary of Massey Energy). Mr. Short received his undergraduate degree in Mining Engineering from the University of Kentucky.

Rashda M. Buttar is the Senior Vice President—General Counsel & Corporate Secretary. Before joining Foresight in September 2011, Ms. Buttar served as Vice President, Associate General Counsel and Corporate Secretary of Patriot Coal Corporation from 2007 to August 2011. Prior to joining Patriot Coal Corporation, Ms. Buttar served as the Assistant General Counsel and Assistant Corporate Secretary of TALX Corporation from 2003 to 2007. Ms. Buttar received her Juris Doctor from Saint Louis University School of Law and her undergraduate degree in Russian and Eastern European Studies and Political Science from Saint Louis University.

Chris Moravec is a Senior Vice President of the Company. Before joining Foresight in June 2012, Mr. Moravec was the Executive Vice President of Rhino Resource Partners LP from 2007 to 2012. During this period, Mr. Moravec also served on the board of directors for Rhino Eastern, a West Virginia-based metallurgical coal operation structured as a joint-venture with Patriot Coal Corporation. Prior to joining Rhino Resource Partners LP, Mr. Moravec worked for PNC Bank providing both direct and investment banking services exclusively to the coal industry. Mr. Moravec received his undergraduate degree in Mining Engineering from West Virginia University and a Masters in Business Administration from the University of Pittsburgh.

John F. Dickinson is a member of our Board of Directors. Since 1992, Mr. Dickinson has been the President of the Cline Group, the coal exploration and development group founded by Christopher Cline. Since September 2007, Mr. Dickinson has been a member of the Board of Managers of Foresight Reserves. Prior to joining the Cline Group in 1992, Mr. Dickinson was the President of U.S. Steel Mining Company. Mr. Dickinson has more than 45 years of experience in the coal industry. Mr. Dickinson received his undergraduate degree in Mining Engineering from Virginia Polytechnic Institute.

E. Bartow Jones is a member of our Board of Directors. Mr. Jones is currently a Managing Director of Riverstone Holdings LLC where he served as a Principal from 2007 to 2010. Mr. Jones has been with Riverstone since 2001. Mr. Jones currently serves on the boards of directors of Foresight Reserves, Niska Gas Storage Partners LLC, Targe Energy, LLC, Legend Production Holdings, Vantage Energy LLC, Penn Virginia Resource Partners LP and Quintana Shipping Ltd, and he previously served on the boards of directors of Buckeye and Mainline Management. Mr. Jones received his undergraduate degree in commerce with concentrations in both finance and accounting from the McIntire School of Commerce at the University of Virginia.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee.

Audit Committee

The audit committee of our general partner will initially consist of Messrs.             ,              and             , and, within one year of the listing of our common units on the NYSE, all of its members will be independent. We expect the board of directors of our general partner to determine that at least one of the independent directors is an “audit committee financial expert” within the meaning of the SEC rules. Upon completion of this offering, our audit committee will operate pursuant to a written charter. This committee will oversee, review, act on and report to our board of directors of our general partner on various auditing and accounting matters, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements.

Conflicts Committee

At least              independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determine to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is in our best interest. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including Foresight Reserves, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be in our best interest, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis (“CD&A”) is organized into two principal sections. The first section describes the compensation of Foresight Management’s named executive officers during the year ended December 31, 2011. Foresight Energy LLC did not have any direct employees in 2011. Instead, it engaged Foresight Management, a company owned by Foresight Reserves, to provide management services to it pursuant to a Management Services Agreement. As a result, during all of 2011, named executive officers participated in compensation plans that were sponsored or maintained by Foresight Management. The second section contains a discussion of certain compensation-related actions taken or that are expected to be taken in connection with this offering. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion and analysis. Unless otherwise noted, within the remainder of this Compensation Discussion and Analysis, references to “we” and “our” refer to both the philosophy and policies implemented by Foresight Management as well as the philosophy and policies to be implemented by our general partner upon completion of this offering. The philosophy and policies may change in the future.

2011 Compensation

Executive Summary

The primary objectives of the executive compensation program in effect for 2011 were to attract and retain talented executive officers to effectively manage and lead our business and to create value for our equity holders. The executive compensation program was designed to recognize and reward diligent, intelligent and effective performance that enables our business to grow and to achieve our financial goals. The discussion below includes a review of the executive compensation decisions with respect to 2011. Our named executive officers for 2011 were Christopher Cline, our Principal Strategy Officer; Michael J. Beyer, our President and Chief Executive Officer; Oscar A. Martinez, our Senior Vice President—Chief Financial Officer; Donald R. Holcomb, our previous Principal Financial Officer; H. Drexel Short, our Senior Vice President—Mining Operations; and Rashda M. Buttar, our Senior Vice President—General Counsel & Corporate Secretary. The compensation packages for our named executive officers generally included a base salary, annual cash bonuses and other benefits and perquisites.

Determination Process

The structure of the compensation program for our named executive officers reflects the view that executive compensation components should be set at the levels necessary to successfully attract and retain skilled executives and that are fair and equitable in light of market practices. In setting an individual executive officer’s initial compensation package and the relative allocation among different types of compensation, consideration is given to the nature of the position being filled, the scope of associated responsibilities, the individual’s prior experience and skills and the individual’s compensation expectations, as well as the compensation of existing executive officers and general impressions of prevailing conditions in the market for executive talent.

In 2011, the amounts of the base salaries of our named executive officers were established by Mr. Cline at the commencement of each such executive officer’s employment with us and were subject to adjustment by Mr. Cline. The amounts of the discretionary annual cash bonuses for the named executive officers were determined at the end of the 2011 fiscal year by Mr. Cline, taking into account Mr. Cline’s evaluation of all the facts and circumstances surrounding the record of accomplishment of the executive and our business during the 2011 fiscal year. Mr. Cline considered factors such as demonstrated leadership, success in motivating others to strive for excellence, strategic creativity and efficiency, level of responsibility, departmental challenges and contributions to increased value for our equity owners.

Elements of Compensation

Base Salary

Base salaries are intended to provide a fixed level of compensation sufficient to attract and retain an effective management team when considered in combination with other components of the executive compensation program. We believe that the base salary element is required to provide our named executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Annual base salaries are established on the basis of market conditions at the time an executive is hired. Any subsequent modifications to annual base salaries are influenced by the performance of the executive and by significant changes in market conditions.

Annual Cash Bonuses

Discretionary annual cash bonuses are awarded to recognize the accomplishments of each executive and of our business during the prior fiscal year. For 2011, bonuses were awarded to              and              to recognize successful development of the mines and overall performance of the company during the 2011 fiscal year and to remain competitive with the external market for executive talent.

Other Compensation

Various other benefits are also provided to our named executive officers that are intended to be part of a competitive compensation program. These benefits include a 401(k) defined contribution retirement plan, health insurance and life insurance, which benefits are generally available to all employees on substantially similar terms. The executives are also entitled to personal use of company aircraft at their own expense. In addition, we pay certain club membership dues for Michael J. Beyer. We believe that these benefits are comparable to those offered by other companies that compete with us for executive talent.

Compensation

The following tables contain information with respect to Foresight Management’s named executive officers for 2011. As required by SEC rules, Foresight Management’s named executive officers include individuals who have served as Foresight Management’s Principal Executive Officer or Principal Financial Officer at any time during 2011, Foresight Management’s three other most highly paid executive officers in office at the end of 2011 and up to two additional former executive officers who would have been one of Foresight Management’s three most highly paid executive officers if he or she had continued to be employed at the end of 2011. Foresight Management’s named executive officers for 2011 were Christopher Cline, Michael J. Beyer, Oscar A. Martinez, Donald R. Holcomb, H. Drexel Short and Rashda M. Buttar.

Summary Compensation Table for the Fiscal Year Ended December 31, 2011

The following summary compensation table and related footnotes presents the compensation during fiscal year 2011 provided to the named executive officers:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael J. Beyer,	2011
President and Chief Executive Officer

Oscar A. Martinez,	2011
Senior Vice President—Chief Financial Officer

Donald R. Holcomb,	2011
previous Principal Financial Officer

Christopher Cline,	2011
Principal Strategy Officer

H. Drexel Short,	2011
Senior Vice President—Mining Operations

Rashda M. Buttar,	2011
Senior Vice President—General Counsel & Corporate Secretary

Narrative Disclosure Regarding Employment Arrangements of Named Executive Officers

The employment arrangements of             ,             and              are described below.

Grants of Plan-Based Awards in 2011

There were no grants of plan-based awards to any of the named executive officers in 2011.

Outstanding Equity Awards at Fiscal Year-End 2011

The named executive officers did not have any outstanding equity awards as of December 31, 2011.

Option Exercises and Stock Vested in 2011

There were no option exercises by, or share vesting events for, the named executive officers in 2011.

Pension Benefits

Foresight Management does not maintain any defined benefit pension plans for the named executive officers.

Nonqualified Deferred Compensation in 2011

Name and Principal Position	Source	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Michael J. Beyer,
President and Chief Executive Officer

Oscar A. Martinez,
Senior Vice President—Chief Financial Officer

Donald R. Holcomb,
previous Principal Financial Officer

Christopher Cline,
Principal Strategy Officer

H. Drexel Short,
Senior Vice President—Mining Operations

Rashda M. Buttar,
Senior Vice President—General Counsel & Corporate Secretary

Potential Payments Upon Termination or in the Event of a Change in Control

Name and Principal Position	Involuntary Termination for Cause or Resignation Without Good Reason	Death or Disability	Involuntary Termination without Cause or Resignation for Good Reason	Change in Control
Michael J. Beyer,
President and Chief Executive Officer

Oscar A. Martinez,
Senior Vice President—Chief Financial Officer

Donald R. Holcomb,
previous Principal Financial Officer

Christopher Cline,
Principal Strategy Officer

H. Drexel Short,
Senior Vice President—Mining Operations

Rashda M. Buttar,
Senior Vice President—General Counsel & Corporate Secretary

Compensation Structure Following the Offering

This section discusses certain compensation-related actions taken or that are expected to be taken in connection with this offering.

Long-Term Incentive Plan

In connection with this offering, the board of directors of our general partner may adopt the long-term incentive plan for directors, officers and employees, contractors and consultants who perform services for us.

Other Benefit Plans

Following the completion of this offering, our named executive officers and other employees will continue to be eligible to participate in retirement, health, life, severance and other benefit plans that we may offer. These benefits will be provided under plans that will be established by our general partner in connection with this offering.

Director Compensation

Following the consummation of this offering, we will provide compensation to the non-employee directors of the board of our general partner; however, certain terms of that compensation policy have not yet been established. Our employees who also serve as directors will not receive additional compensation. It is anticipated that each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees, and that each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Foresight Reserves, on the one hand, and our partnership and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty to manage our partnership in a manner it believes is in our best interests. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. See “Management—Management of Foresight Energy Partners LP—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	Amount and timing of asset purchases and sales;

•	Cash expenditures;

•	Borrowings;

•	Entry into and repayment of current and future indebtedness, including the redemption or defeasance of the Senior Notes;

•	Issuance of additional units; and

•	The creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	Enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	Hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $ million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. See “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of Foresight Reserves’ general partner have a fiduciary duty to make decisions in the best interests of the owners of Foresight Reserves, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including Foresight Reserves, they have fiduciary duties to Foresight Reserves that may cause them to pursue business strategies that disproportionately benefit Foresight Reserves or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Foresight Reserves, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

In addition, at any time after August 15, 2014, our general partner may, in its sole discretion, redeem, repurchase, refinance or otherwise amend the indenture governing the Senior Notes or amend the Senior Secured Credit Facility, in each case in a manner that terminates the PIK period. Under our partnership agreement, such decision will explicitly be deemed not a violation of fiduciary duties that might otherwise be owed by our general partner to the limited partners.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interests of our partnership;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that its conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. See “—Fiduciary Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•

purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

See “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. See “The Partnership Agreement—Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than those incidental to its ownership of interests in us. However affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Foresight Reserves or its affiliates, may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjusted Operating Surplus—Incentive Distribution Rights.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to our public unitholders because they restrict the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards replace the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standard	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Foresight Reserves will own, directly or indirectly,             common units and              subordinated units representing an aggregate approximately     % limited partner interest in us, and will own and control our general partner. Foresight Reserves will also appoint all of the directors of our general partner, which will be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Transactions with Foresight Reserves and Foresight Energy GP LLC

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Foresight Energy Partners LP.

Formation Stage

The consideration received by our general partner and its affiliates for the contribution of their interests	• common units;

•                        subordinated units;

•   the incentive distribution rights; and

•   We will distribute the $             million of net proceeds
from this offering (after deducting the underwriting
discounts, expenses and a structuring fee) to Foresight
Reserves. To the extent the underwriters exercise their
option to purchase additional common units, we will issue
such units to the public and distribute the net proceeds to
Foresight Reserves. Any common units not purchased by
the underwriters pursuant to their option will be issued to
Foresight Reserves.

Operational Stage

Distributions to our general partner and its affiliates	We will generally make cash distributions 100% to the unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

Assuming we had sufficient available cash to pay the minimum quarterly distribution on all of our outstanding units for four quarters and were not restricted from paying cash distributions, our general

partner and its affiliates would receive an annual distribution of approximately $             million on their units.

During the PIK period, we will pay distributions in respect of our subordinated units in the form of additional subordinated units. At the closing of this offering, our general partner and its affiliates will own 100% of the subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of Foresight Energy Partners LP, but we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. In addition, pursuant to an administrative services agreement, Foresight Reserves will be entitled to reimbursement for certain expenses that it incurs on our behalf.

Liquidation Stage	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Administrative Services Agreement

In connection with the closing of this offering, we will enter into an administrative services agreement with Foresight Reserves.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement that will affect the transactions, including the transfer of the ownership interest in Foresight Energy LLC, and the use of the net proceeds of this offering. This agreement will not be the result of arm’s-length negotiations, and it, or any of the transactions that it provides for, may not be effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Registration Rights Agreement

In connection with this offering, we will enter into a Registration Rights Agreement with Foresight Reserves. See “The Partnership Agreement—Registration Rights.”

2010 Reorganization

As part of the 2010 Reorganization, Foresight Reserves contributed Savatran (which includes the Williamson Track rail spur) and SITran to the Company. In exchange, we caused each of Williamson Energy, LLC, Sugar Camp Energy, LLC, Hillsboro Energy LLC and Macoupin Energy LLC to enter into Surface Lease and Transportation Agreements with Savatran and SITran. These agreements provide for shipping and/or transloading of coal from each of Williamson, Sugar Camp, Hillsboro and Macoupin. Under the agreements, each mine pays Savatran and SITran $1.00 per ton ($0.50 per ton to Savatran and $0.50 per ton to SITran) for coal shipped by Savatran and transloaded by SITran. For any coal shipped by Savatran and transloaded through a facility other than SITran’s, each mine pays Savatran its actual cost of transloading the coal through the third-party facility plus $1.00 per ton. Each agreement has an initial term of ten years and renews automatically for successive one year periods unless terminated by either party. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of these lease agreements.

Also, as part of the 2010 Reorganization, we entered into a series of mineral leases requiring minimum royalty payments and production royalty payments to our affiliated companies Colt and Ruger. See “Business—Coal Reserves.” From January 1, 2010 to December 31, 2011, Williamson Energy, LLC paid $1.4 million, Hillsboro Energy LLC paid $3.6 million and Macoupin Energy LLC paid $2.4 million to Colt under the terms of their respective lease agreements. Sugar Camp Energy, LLC has paid $1.5 million in production royalty payments to Ruger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Coal and Surface Leases and Overriding Royalties” for a description of the material terms of the Colt and Ruger agreements.

Natural Resource Partners, L.P. Transactions

We have engaged in a series of transactions with NRP, an entity in which Christopher Cline indirectly owns 15.7% of the limited partnership interests (as well as 31% of the limited partnership interests in its general partner). Foresight Reserves and its subsidiaries have sold to NRP or subsidiaries of NRP certain coal reserves and transportation assets in exchange for equity in NRP and its general partner as well as entering into Restricted Business Contribution Agreement leases under which we will make royalty payments and pay fees as we mine leased coal and use leased transportation facilities, all as more further described below.

In May 2005, we entered into coal mining lease agreements with Steelhead Development Company, LLC, an affiliate through common ownership. These reserves were subsequently sold to WPP, a subsidiary of NRP, as part of a three-stage transaction throughout 2005 and 2006. The amended and restated lease agreement allows for the mining, processing, and transporting of approximately 144 million tons of coal reserves located in Illinois. The term of this agreement is 15 years and can be renewed for an additional five years or until all merchantable and mineable coal has been mined and removed. Also, the lease requires our subsidiary, Williamson Energy, LLC, to pay minimum royalties, tonnage royalties based on the tonnage sold and wheelage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Coal and Surface Leases and Overriding Royalties” for a description of the material terms of this lease. From January 1, 2010 to December 31, 2011, Williamson Energy, LLC paid $37.9 million in royalties and other payments to WPP under this coal lease.

On January 4, 2007, the Adena Entities sold NRP four additional entities which owned approximately 49 million tons of coal reserves in West Virginia and Illinois, including 12 million tons adjacent to leased reserves at Williamson in southern Illinois, as well as associated transportation and infrastructure assets at these mines. In conjunction with this transaction, the Adena Entities and NRP executed a Restricted Business Contribution Agreement. The Restricted Business Contribution Agreement obligates the Adena Entities and their affiliates to offer NRP any business owned, operated or invested in by the Adena Entities, subject to certain exceptions, that either (a) owns, leases or invests in hard minerals or (b) owns, operates, leases or invests in identified transportation infrastructure relating to certain future mine developments by the Adena Entities in Illinois. NRP’s acquisition of certain coal reserves and infrastructure assets related to our Macoupin, Hillsboro and Sugar Camp mining complexes, discussed more fully below, were deals consummated under the Restricted Business Contribution Agreement. We expect to consummate additional deals under the Restricted Business Contribution Agreement in the future.

One of the entities sold by the Adena Entities to NRP on January 4, 2007 was Williamson Transport LLC, which has a sublease agreement related to leased surface rights at Williamson for the Williamson Rail Load Out facility. The primary term of the surface sublease is through March 12, 2018. Williamson Transport may elect to renew or extend the sublease for successive five-year periods. If Williamson Transport elects not to renew the sublease, Williamson Energy, LLC has the option to buy the Williamson Rail Load Out facility for its fair market value as determined by an independent appraiser. Additionally, Williamson Energy, LLC has an overriding royalty agreement with Independence. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Coal and Surface Leases and Overriding Royalties” for a description of the material terms of this coal lease and overriding royalty agreement. From January 1, 2010 to December 31, 2011, Williamson Energy, LLC has paid $20.6 million to Independence under the coal lease and under the overriding royalty agreements.

Another of the entities sold by the Adena Entities to NRP on January 4, 2007 was Independence Energy, LLC, which had previously been owned by Foresight Reserves. We had previously entered into a coal mining lease with Independence to lease a certain tract of approximately 3,500 acres adjacent to the Williamson mining complex to perform certain mining activities on the tract. The term of this agreement is 15 years and can be renewed for an additional five years or until all merchantable and mineable coal has been mined and removed. In addition to tonnage royalties, minimums and wheelage fees under the lease, we entered into a separate agreement with Independence which requires us to make certain overriding royalty payments as well. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Coal and Surface Leases and Overriding Royalties” for a description of the material terms of this coal lease and overriding royalty agreement. From January 1, 2010 to December 31, 2011, Williamson Energy, LLC paid $14.9 million to Independence under the coal lease and $2.6 million to Independence under the overriding royalty agreement.

In January 2009, NRP acquired additional coal reserves and infrastructure assets related to Macoupin for $143.5 million. Simultaneous with the closing, Macoupin Energy LLC entered into a lease transaction with NRP affiliates, WPP and HOD, LLC for mining of the mineral reserves and for the rail facility. The mineral reserve mining lease is for a term of 20 years and can be extended for additional five-year terms limited to six such renewals. The lease requires a tonnage royalty equal to the greater of (i) 8% of the gross selling price of the coal plus $0.60 per ton or (ii) $5.40 per ton to be paid on the first 3.4 million tons of coal mined and sold in any given calendar year. Additionally, for the first 20-year term of the lease, Macoupin Energy LLC is required to pay a recoupable quarterly minimum deficiency payment equal to the difference between the tonnage royalty and $4.0 million. The lease also requires a wheelage fee of 0.5% of the gross selling price of any foreign coal transported across the property. From January 1, 2010 to December 31, 2011, Macoupin Energy LLC paid $32.6 million in royalties and other payments to WPP under this mineral lease.

The Macoupin rail load-out facility and rail loop facility leases are for terms of 29 years with 16 renewals for five years each. Each of these leases requires a payment of $1.50 per ton for every ton of coal loaded through the facility for the first 30 years up to 3.4 million tons along with annual rental payment of $10,000 per year after the expiration of the first 30 years. Macoupin Energy LLC is responsible for operations, repairs and maintenance and for keeping rail facilities in good working order. From January 1, 2010 to December 31, 2011, Macoupin Energy LLC paid $8.3 million in payments to HOD, LLC under the rail facility leases.

In September 2009, NRP through its subsidiary WPP signed a definitive agreement to acquire, in eight transactions, based on development milestones approximately 200 million tons of coal reserves for $255 million related to Hillsboro from Colt, an affiliate of Foresight Reserves. As part of this agreement, our subsidiary Hillsboro Energy LLC will lease this coal from NRP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Five of the eight transactions have closed for an aggregate amount of $175 million. In March 2012, WPP closed the sixth transaction for $40 million. The last two transactions, for an aggregate amount of $40 million, are scheduled to occur five days after the first pass of the longwall shearer across the face, after which WPP will have acquired all of the approximately 200 million tons of coal reserves. We will not directly receive any of the proceeds of these three future sale transactions. Under the related lease, which has a term of 20 years and can be renewed for additional five year terms, with a maximum of six terms or until all merchantable and mineable coal has been mined and removed, we are required to pay tonnage royalty equal to the sum of (i) the greater of (a) 8% of the gross selling price per ton and (b) $4.00 per ton and (ii) a fixed royalty of between $0.58 per ton and $0.64 per ton. The precise amount of the fixed tonnage royalty is contingent upon the commencement of longwall operations at Hillsboro. Quarterly minimum deficiency payments due under the lease are based off of a quarterly minimum deficiency amount of $7.5 million beginning in the first quarter of 2012 through 2031. If tonnage payments do not equal or exceed $7.5 million in each quarter, Hillsboro Energy LLC is required to pay the difference. The quarterly minimum deficiency amount for each year after 2031 is is $125,000. We are a guarantor, on a declining basis, of the first $54.8 million of Hillsboro Energy LLC’s minimum quarterly payments to WPP. Hillsboro Energy LLC is required to pay a wheelage charge of 0.5% of the gross selling price of any foreign coal transported across the property. From January 1, 2010 to December 31, 2011, Hillsboro Energy LLC paid $24.8 million to WPP under this lease.

In December 2009, Williamson Energy, LLC amended its lease with WPP to add approximately 89.2 acres of coal reserves to the leased premises and to provide for a tonnage royalty of 10.2% of the gross selling price on each ton of coal mined from these additional reserves by the longwall mining method. Williamson Energy, LLC is not required to pay any royalty on such coal mined by any method other than longwall mining. Williamson Energy, LLC simultaneously amended its overriding royalty agreement with Independence to provide for an overriding royalty payment of $0.38 per ton on each ton of such coal mined by the longwall mining method. Williamson Energy, LLC is not required to pay any overriding royalty on such coal mined by any method other than longwall mining.

Subsequent amendments to the WPP lease and Independence overriding royalty agreement executed by Williamson Energy, LLC in August 2010 added additional acreages of reserves to the leased premises. Unlike the acreage added in 2009, Williamson Energy, LLC pays standard royalties and overriding royalties on coal mined from this acreage by any mining method. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Coal and Surface Leases and Overriding Royalties” for a description of royalties and overriding royalties paid by Williamson Energy, LLC under its agreements with WPP and Independence.

In March 2012, NRP subsidiary HOD, LLC acquired a rail load-out facility at Sugar Camp for $49.9 million. The transaction includes a lease of the rail load-out to Sugar Camp Energy, LLC. The lease requires Sugar Camp Energy, LLC to maintain and operate the load-out. Additionally, Sugar Camp Energy, LLC is required to pay to HOD, LLC a tonnage fee on certain tonnages of coal loaded through the load-out during the first 20 years of the lease. Sugar Camp Energy, LLC has no maximum or minimum throughput obligations under the lease, but is required to pay a recoupable quarterly deficiency payment in any quarter when tonnage payments do not reach a minimum of $1.3 million, Sugar Camp Energy, LLC must pay to HOD, LLC the difference between the tonnage payments paid in that quarter and $1.3 million. We are a guarantor, on a declining basis, of the first $15 million of Sugar Camp’s minimum quarterly payments to HOD, LLC. The term of the load out lease is 20 years. After the first 20 years, Sugar Camp Energy, LLC may elect to extend the lease for additional 5 year terms up to a maximum of 16 times. Sugar Camp Energy, LLC has the option to purchase the rail load-out for fair market value at any time after the expiration of the first 20 years and for the remainder of the lease. During 2012, Sugar Camp Energy, LLC made $1.8 million in payments to HOD, LLC under the load out lease, which includes approximately $0.1 million in minimum quarterly deficiency payments.

In addition, we have entered into various ancillary agreements with NRP and its subsidiaries providing for acquisition of additional mineral rights within the assigned reserves of Williamson and Macoupin, all in support of our mining transactions with NRP for leased reserves.

As a result of these transactions and contracts, as of June 30, 2012, December 31, 2011 and 2010, we had $11.4 million, $7.2 million and $5.3 million payable to NRP or its affiliates, respectively. For the six months ended June 30, 2012, royalties and fees for transportation services totaled approximately $39.7 million. For the years ended December 31, 2011 and 2010, royalties and fees for transportation services totaled approximately $55.1 million and $47.7 million, respectively. As of June 30, 2012, December 31, 2011 and 2010, we paid NRP or its affiliates $26.4 million, $12.4 million and $0.3 million, respectively, in advanced minimum royalty payments that remain eligible for recoupment.

Mitigation Agreements

New River Royalty, LLC (formerly Williamson Development Company LLC), an affiliate owned by Foresight Reserves, entered into mitigation agreements with each of Hillsboro Energy LLC, Macoupin Energy LLC, Sugar Camp Energy, LLC and Williamson Energy, LLC on August 12, 2010 (“Mitigation Agreements”). The Mitigation Agreements are contracts providing for the mitigation by each of the coal mining companies of subsidence damage to any structures located on certain surface lands owned by New River Royalty, LLC. Under these agreements, the mining companies are obligated to either repair any significant damage to structures on New River Royalty, LLC’s surface lands caused by mine subsidence or compensate New River Royalty, LLC for the diminution in value of the structure caused by the subsidence damage, in satisfaction of their obligation under the Illinois Surface Coal Mining and Conservation and Reclamation Act, 225 ILCS 720/1.01 et. seq. As an alternative, under the agreement the mining companies can elect to pay New River Royalty, LLC the appraised value of any structures expected to be impacted by subsidence activities prior to mining in exchange for a waiver of liability for any obligation to repair or compensate New River Royalty, LLC for any damage after subsidence occurs. Appraised values and diminution in value are determined by licensed appraisers.

Coal and Surface Leases and Overriding Royalties

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Coal and Surface Leases and Overriding Royalties” for a description of certain arrangements with affiliates.

Other Related Party Transactions

We have entered into mineral leases with Montgomery Mineral LLC a Foresight Reserves affiliate, to obtain rights to mine coal at our Hillsboro mining complex. The terms of these leases are consistent with lease arrangements with third party lessors and provide for royalty payments and wheelage charges on substantially similar terms. There are no minimum payments required by the leases. To date, no payments have been made by Hillsboro Energy LLC to Montgomery Mineral LLC under the leases. See “Business–Coal Reserves” for a description of the material terms of these leases.

In October 2006, we entered into surface leases with Williamson Development Company LLC, a Foresight Reserves affiliate, in relation to the coal preparation plant and rail load out facility at Williamson. New River Royalty, LLC, an affiliate of Foresight Reserves and the successor to Williamson Development Company, LLC through merger, currently holds the leases. The primary terms of the leases expire on October 15, 2021, but may be extended by New River Royalty, LLC for additional five-year terms under the same terms and conditions until all of the merchantable and mineable coal has been mined and removed from Williamson. Williamson Energy, LLC is required to pay rent to New River Royalty, LLC in the amount of $100,000 per year under the leases ($50,000 under each lease). Additionally, New River Royalty, LLC, may require Williamson Energy, LLC to purchase any portion of either of the leased properties at any time while the leases are in effect for $3,000 an acre. Williamson Transport, LLC, an NRP affiliate, has the option to purchase any property optioned under the leases if Williamson Energy, LLC does not perform its purchase obligation within fifteen days of receiving notice of its purchase obligation.

We arrange air travel on an individual flight basis with affiliated entities controlled by the Cline Group. These expenses are incurred hourly (at estimated cost) by flight and are initially paid by the Cline Group. We then reimburse the Cline Group, for our travel expenses incurred by us and our subsidiaries. From January 1, 2010, to December 31, 2010, we reimbursed the Cline Group $4.9 million for air travel expenses.

Several affiliates by common ownership which own or lease property on which we conduct mining have obtained subsidence rights either from the surface owner or lessor. Normally, these rights permit us to subside the surface owner’s property in exchange for subsidence mitigation. The extent of the mitigation is normally determined at the time we undermine the surface, and the cost is normally not material to our operations. Because those subsidence rights were previously held by affiliates by common ownership, we have entered into global assignments of such rights in exchange for our obligation to satisfy all subsidence mitigation.

In addition, in August 2011, an affiliated company owned by Foresight Reserves acquired the IC RailMarine Terminal in Convent, Louisiana. This transaction is described in “Business—Transportation.”

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons and a written code of business conduct and ethics. We expect that, under our code of business conduct and ethics, a director will be required to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. In determining whether to approve or ratify a transaction with a related party, we expect that the board of directors of our general partner will take into account, among other factors it deems appropriate, (1) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, (2) the extent of the related person’s interest in the transaction and (3) whether the interested transaction is material to the Partnership.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. Such a conflict of interest may arise, for example, in connection with negotiating and approving the acquisition of any assets from Foresight Reserves. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement. We do not expect that our code of business conduct and ethics or any policies that the board of directors of our general partner will adopt will require the approval of any transactions with related persons, including Foresight Reserves, by our unitholders. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of units following the consummation of this offering and the related transactions by:

•	each person who is known to us to beneficially own 5% or more of such units to be outstanding;

•	our general partner;

•	each of the directors and named executive officers of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders as the case may be.

Our general partner is owned 100% by Foresight Reserves.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of             , if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The percentage of units beneficially owned is based on a total of              common units and              subordinated units outstanding immediately following this offering.

Name of Beneficial Owner	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
Foresight Energy GP LLC	—	—	—	—	—

Foresight Reserves				100%

All executive offers and directors as a group ( persons)

DESCRIPTION OF INDEBTEDNESS

The following description of certain indebtedness we have does not purport to be complete and is qualified in its entirety by reference to the provisions of the various agreements related thereto.

Senior Secured Credit Facility

General

Our Senior Secured Credit Facility provides for a $400 million revolving credit facility with a maturity date of August 12, 2014, including a $125 million letter of credit sub-facility and a $25 million swingline loan sub-facility. In addition, we may request up to $25 million (which amount may be increased to $100 million upon the satisfaction of certain conditions) in incremental revolving credit or term loan facilities, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders. All borrowings under our Senior Secured Credit Facility are subject to the satisfaction of usual and customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest and fees

Borrowings under our Senior Secured Credit Facility bear interest at a rate equal to, at our option, (1) British Bankers’ Association (as published by Reuters) LIBOR plus an applicable margin ranging from 3.0% to 4.0% or (2) a base rate plus an applicable margin ranging from 2.0% to 3.0%, in each case, determined in accordance with our consolidated net leverage ratio. We paid an upfront fee ranging from 0.50% to 0.625% to the lenders equal to a percentage of each lender’s commitment under the Senior Secured Credit Facility. We are also required to pay a commitment fee to the lenders under the Senior Secured Credit Facility in respect of unutilized commitments thereunder, such commitment fee being determined in accordance with our consolidated net leverage ratio. In addition, we are required to pay a fronting fee equal to 0.125% per annum of the amount available to be drawn under letters of credit.

Prepayments and commitment reductions

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs with respect to LIBOR loans.

Collateral and guarantors

Our obligations under the Senior Secured Credit Facility are unconditionally guaranteed by Foresight Energy Finance Corporation and our direct and indirect domestic subsidiaries, and is secured by first priority perfected liens on substantially all of our existing and future assets, including all material personal, real or mixed property, a pledge of our capital stock, the capital stock of our domestic subsidiaries and up to 66.6% of the voting capital stock of our future foreign subsidiaries that are directly owned by us or any of the guarantors.

Restrictive covenants and other matters

Our Senior Secured Credit Facility requires that we comply on a quarterly basis with certain financial covenants, including a minimum consolidated interest coverage ratio of 2.50:1.00 and a maximum consolidated net leverage ratio ranging from 5.50:1.00 for the fiscal quarter ending March 31, 2012 to 3.00:1.00 for the fiscal quarter ending March 31, 2013. The maximum consolidated net leverage ratio will increase to 3.50:1.00 after March 31, 2013 as Hillsboro starts its longwall production. Our consolidated interest coverage ratio is equal to the ratio of our consolidated EBITDA to our cash interest expense for borrowed money, in each case for the preceding four fiscal quarters. Our consolidated net leverage ratio is equal to the ratio of our consolidated indebtedness less cash and cash equivalents in excess of $20.0 million to our consolidated EBITDA for the preceding four fiscal quarters.

In addition, our Senior Secured Credit Facility includes negative covenants, subject to significant exceptions, restricting or limiting our ability and the ability of our subsidiaries to, among other things:

•	Create liens on assets;

•	Incur additional indebtedness except that we may incur additional indebtedness pursuant to increases to the senior secured revolving credit facility, subject to certain restrictions;

•	Make investments, loans, guarantees or advances;

•	Engage in mergers and consolidations;

•	Make dispositions;

•	Pay dividends and distributions or repurchase capital stock;

•	Change the nature of our business;

•	Engage in certain transactions with affiliates;

•	Enter into agreements that restrict dividends among us and our subsidiaries;

•	Amend organization documents and certain material agreements;

•	Change our accounting policies or fiscal year;

•	Repay certain indebtedness;

•	Enter into agreements that restricts the pledge of property under the senior secured revolving credit facility; and

•	Enter into certain swap contracts.

Our Senior Secured Credit Facility contains certain usual and customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under our Secured Senior Secured Credit Facility are entitled to take various actions, including the acceleration of amounts due under our Senior Secured Credit Facility and all actions permitted to be taken by a secured creditor.

Restricted Payments Covenant

In particular, our ability to make certain restricted payments including dividends under our Senior Secured Credit Facility is tied to, among other things, and subject to specified exceptions, our pro forma compliance with the then applicable financial covenants described above. If we are in pro forma compliance with our financial covenants, our Senior Secured Credit Facility generally permits us to pay restricted payments in an amount equal to 50% of our cumulative consolidated net income since January 1, 2011 (reduced by 50% of our cumulative consolidated net loss for the same period). However, even if we are not in pro forma compliance with our financial covenants, we may still make certain restricted payments, including, without limitation, up to an amount equal to 100% of net cash proceeds received by or contributed to Foresight Energy LLC from certain qualified equity offerings (including this offering) and an additional 6% per annum (renewing annually) based on net cash proceeds received by or contributed to Foresight Energy LLC from public equity offerings. As of June 30, 2012, we estimate we had approximately $             million of availability under the cumulative consolidated net income and qualified equity offering build-up baskets for restricted payments under the Senior Secured Credit Facility.

Senior Notes

General

On August 12, 2010, Foresight Energy LLC and Foresight Energy Finance Corporation (the “Issuers”) issued $400 million aggregate principal amount of Senior Notes with a maturity date of August 15, 2017 (the “Senior Notes”). The Senior Notes bear interest at a rate of 9.625% per annum based upon a 360-day year of twelve 30-day months, payable semi-annually on February 15th and August 15th to the holders of record on February 1st and August 1st, respectively. Foresight Energy Finance Corporation is a wholly-owned subsidiary of Foresight Energy LLC formed to serve as the co-issuer of the Senior Notes and has no material assets or operations of its own.

Optional Redemption

Prior to August 15, 2014, the Issuers may redeem the Senior Notes in whole or in part at a price equal to 100% of the aggregate principal amount thereof plus a “make-whole” premium. In addition, prior to August 15, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes at a price equal to 109.625% of the aggregate principal thereof with the proceeds of a qualified equity offering, subject to at least 65% of the aggregate principal amount the Senior Notes remaining outstanding after giving effect to any such redemption.

After August 15, 2014, the Issuers may redeem the Senior Notes at a price equal to 104.813% of the aggregate principal amount of the Senior Notes redeemed prior to August 15, 2015, 102.406% of the aggregate principal amount of the Senior Notes redeemed prior to August 15, 2016 and at 100.000% of the aggregate principal amount of the Senior Notes redeemed thereafter.

Repurchase at the Option of Holders

Upon the occurrence of a change of control triggering event (defined as the occurrence of a change of control (which, among other things, would include the acquisition of 35% or more of the voting stock of Foresight Energy LLC by an entity other than an entity controlled by Chris Cline or Riverstone Holdings LLC) and a decline in the ratings of the Senior Notes) or the receipt by the Issuers of asset sale proceeds in excess of $35.0 million which are not thereafter reinvested within 360 days (or in the event that a binding commitment to consummate such reinvestment is made within 360 days, 540 days), the Issuers are obligated to offer to repurchase the Senior Notes at a price equal to 101% of the aggregate principal amount thereof, in the case of a change of control triggering event, or 100% of the aggregate principal amount thereof, in the case of an asset sale.

While in connection with the closing of this offering, Foresight Reserves will contribute all of its membership interests in Foresight Energy LLC to Foresight Energy Partners LP, a change of control triggering event will not occur under the Senior Notes, since no public unitholder will own voting stock in Foresight Energy Partners LP in an amount sufficient to constitute a change of control under the Senior Notes.

Guarantors

The Issuers’ obligations under the Senior Notes are unconditionally guaranteed on senior unsecured basis by each of the guarantors (other than Foresight Energy Finance Corporation) under the Senior Secured Credit Facility.

Restrictive covenants and other matters

The Senior Notes include negative covenants, subject to significant exceptions, restricting or limiting the Issuers’ ability and the ability of the Issuers’ subsidiaries to, among other things:

•	Create liens on assets;

•	Incur additional indebtedness;

•	Make investments, loans, guarantees or advances;

•	Engage in mergers and consolidations;

•	Make asset sales;

•	Pay dividends and distributions or repurchase capital stock or certain indebtedness;

•	Change the nature of their business;

•	Engage in certain transactions with affiliates; and

•	Enter into agreements that restrict dividends among the Issuers and their subsidiaries.

The Senior Notes contain certain usual and customary events of default. If an event of default occurs, the holders of the Senior Notes are entitled to take various actions, including the acceleration of amounts due under the Senior Notes.

In addition, at any time that the Senior Notes have investment grade ratings (Baa3 and BBB-), certain of the negative covenants listed above will be suspended. Such covenants will be reinstated in the event that the ratings of the Senior Notes decline below investment grade.

Restricted Payments Covenant

In particular, our ability to make certain restricted payments including dividends under the indenture governing our Senior Notes is tied to, among other things, and subject to specified exceptions, our adjusted EBITDA to fixed charge coverage ratio of at least 2.125 to 1.0. If we are able to incur $1.00 of additional debt under such fixed charge coverage ratio test, our indenture permits us to pay restricted payments in an amount equal to 50% of our cumulative consolidated net income since July 1, 2010 (reduced by 100% of our cumulative consolidated net loss for the same period), plus net cash proceeds received by or contributed to Foresight Energy LLC from certain qualified equity offerings (including this offering) and certain additional amounts. Even if we do not meet the fixed charge coverage ratio test, we may still make certain restricted payments, including, without limitation, in an amount up to 6% per annum (renewing annually) based on net cash proceeds received by or contributed to Foresight Energy LLC from public equity offerings. As of June 30, 2012, we estimate we had approximately $             million of availability under the cumulative consolidated net income and qualified equity offering build-up baskets for restricted payments under the indenture governing our Senior Notes.

Sugar Camp Financing Arrangement

General

On January 5, 2010, Sugar Camp Energy, LLC, as the borrower, and Foresight Energy LLC, as a guarantor, entered into a credit agreement with financial institutions Calyon Deutschland Niederlassung Einer Französischen Société Anonyme and Credit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent (the “Sugar Camp Credit Agreement”). The Sugar Camp Credit Agreement provides financing for, the longwall mining equipment, of up to $83.4 million toward the $98.1 million estimated cost of the longwall mining system. This financing is secured by the assets purchased with the proceeds from this credit agreement. In addition, the Sugar Camp Credit Agreement provides for financing of up to $4.9 million of fees and $9.4 million of eligible interest on the loan during the construction of the longwall mining equipment. At June 30, 2012, $89.6 million was outstanding under this agreement.

Payments and Interest

Interest accrues on the note at a fixed rate per annum of 5.78% and is due semi-annually on the last day of June and December until maturity. Principal is to be repaid in 17 equal semi-annual payments commencing on June 30, 2012 through June 30, 2020.

Restrictive covenants and other matters

The Sugar Camp Credit Agreement includes financial and negative covenants, subject to exceptions, restricting or limiting Sugar Camp Energy, LLC’s ability to, among other things:

•	Create liens on assets;

•	Incur additional indebtedness;

•	Make investments, loans, guarantees or advances;

•	Engage in mergers and consolidations;

•	Make dispositions;

•	Pay dividends and distributions or repurchase capital stock;

•	Change the nature of our business;

•	Engage in certain transactions with affiliates;

•	Create subsidiaries or enter into joint ventures; and

•	Amend organization documents and certain material agreements.

The Sugar Camp Credit Agreement contains certain usual and customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Sugar Camp Credit Agreement are entitled to take various actions, including the acceleration of amounts due under the Sugar Camp Credit Agreement and all actions permitted to be taken by a secured creditor.

Guaranty by Foresight Energy

Our guaranty of the Sugar Camp Credit Agreement requires that we comply on a quarterly basis with certain financial covenants, including the following: (i) a minimum consolidated interest coverage ratio of 2.50:1.00; and (ii) a maximum consolidated net leverage ratio of 4.50:1.00 for the fiscal quarter ending September 30, 2012, 3.50:1.00 for the fiscal quarter ended December 31, 2012, and 3.00:1.00, or, once Sugar Camp and Hillsboro mines have both completed the initial pass of the coal face with their longwall mining systems, 3.50:1.00, for the fiscal quarter ended March 31, 2013 and thereafter.

Hillsboro Financing Arrangement

General

On May 14, 2010, Hillsboro Energy LLC, as the borrower, and Foresight Energy LLC, as a guarantor, entered into a credit agreement with Credit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent (the “Hillsboro Credit Agreement”). The Hillsboro Credit Agreement provides financing for the longwall mining equipment and related parts and accessories, of up to $77.3 million toward the $91.0 million estimated cost of the longwall mining fees equipment and related parts and accessories. The financing is secured by the assets purchased with the proceeds from this credit agreement. In addition, the Hillsboro Credit Agreement provides for financing of up to $4.5 million of loan and for $7.5 million of eligible interest on the loan during the construction of the longwall mining equipment. At June 30, 2012, $85.4 million was outstanding under this agreement and there is $3.9 million of available capacity.

Payments and Interest

Interest accrues on the note at a fixed rate per annum of 5.555% and is due on June 15, 2012 and each last day of March and September until maturity, unless considered as eligible interest. Principal is to be repaid in 17 equal semi-annual payments commencing on September 30, 2012.

Restrictive covenants and other matters

The Hillsboro Credit Agreement includes financial and negative covenants, subject to exceptions, restricting or limiting Hillsboro Energy LLC’s ability to, among other things:

•	Create liens on assets;

•	Incur additional indebtedness;

•	Make investments, loans, guarantees or advances;

•	Engage in mergers and consolidations;

•	Make dispositions;

•	Pay dividends and distributions or repurchase capital stock;

•	Change the nature of our business;

•	Engage in certain transactions with affiliates;

•	Create subsidiaries or enter into joint ventures; and

•	Amend organization documents and certain material agreements.

The Hillsboro Credit Agreement contains certain usual and customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Hillsboro Credit Agreement are entitled to take various actions, including the acceleration of amounts due under the Hillsboro Credit Agreement and all actions permitted to be taken by a secured creditor.

Guaranty by Foresight Energy

Our guaranty of the Hillsboro Camp Credit Agreement requires that we comply on a quarterly basis with certain financial covenants, including the following: (i) a minimum consolidated interest coverage ratio of 2.50:1.00; and (ii) a maximum consolidated net leverage ratio of 4.50:1.00 for the fiscal quarter ending September 30, 2012, 3.50:1.00 for the fiscal quarter ended December 31, 2012, and 3.00:1.00, or, once Sugar Camp and Hillsboro mines have both completed the initial pass of the coal face with their longwall mining systems, 3.50:1.00, for the fiscal quarter ended March 31, 2013 and thereafter.

Longwall Shield Financing Arrangement

On March 30, 2012, we entered into a longwall financing arrangement with certain financial institutions to fund the purchase of longwall mining equipment. We have $33.1 million outstanding under the Longwall Shield Facility as of June 30, 2012 which bears interest at the one-month LIBOR plus 5.00%. We expect to borrow up to an additional $25.1 million and anticipate accounting for this agreement as a capital lease beginning on the date when we take possession of the longwall mining equipment and make final payment to the manufacturer. The rate will be determined on the Funding Date based on a federal funds reference rate. The term of the agreement will be between four and five years and the total size is expected to be $58.2 million.

Payments and Interest

Interest will accrue at the rate of one-month LIBOR plus 5.00%, with LIBOR being determined on the Funding Date based on a federal funds reference rate. We are required to make 60 monthly rental payments based on a percentage of the lease amount.

DESCRIPTION OF COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common and subordinated units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

            will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by the unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions, please read “How We Make Distributions To Our Partners”;

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized in January 2012 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of mining and transporting coal, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Distributions

Our partnership agreement specifies the manner in which we will make distributions, if any, to holders of our common and subordinated units, as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Distributions To Our Partners.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes;

•	when the subordination period expires, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2022 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine,

shall be exclusively brought in the Court of Chancery of the State of Delaware, (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in each case, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other courts in Delaware) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in one state and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of our limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common unitholders are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units), to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. Our unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, Foresight Reserves will own approximately     % of our outstanding common units and 100% of our subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect, in any material respect, the limited partners, considered as a whole, or any particular class of limited partners;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement;

•	are necessary or appropriate in connection with the creation, authorization, or issuance of any class or series of partnership securities; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, Foresight Reserves will own                 of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis, provided such person is not an affiliate of the successor general partner; and

•	if all subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the Foresight Reserves and any successive owners of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to such interest transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Foresight Energy GP as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•

the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days immediately preceding the date three days before the date the notice is first mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	Obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

Permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights, in their capacity as such, shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. The partnership agreement does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and in filing his U.S. federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•

information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•

information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act); and

•	any other information regarding our affairs that our general partner determines is just and reasonable.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. In addition, the partnership agreement gives our general partner and its affiliates piggyback registration rights under certain circumstances. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with Foresight Reserves. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to Foresight Reserves and the common units issuable upon the conversion of the subordinated units upon request of Foresight Reserves. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of Foresight Reserves and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Foresight Reserves will hold an aggregate of             common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period unless they convert prior to the end of PIK period, in which case they would convert into PIK common units. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market, beginning 90 days after we have been subject to the public company reporting requirements in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

Foresight Reserves, our general partner and certain officers and directors of Foresight Reserves and our general partner have or will have signed lock-up agreements under which they agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units, with certain exceptions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective common unitholders. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective common unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to the partnership and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our common unitholders. Furthermore, this section focuses on common unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other common unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, because each common unitholder may have unique circumstances beyond the scope of the discussion herein, we encourage each common unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our common unitholders because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a common unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our common unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the common unitholder had earned such income directly, even if no cash distributions are made to the common unitholder. Distributions by us to a common unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a common unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the mining, transportation and marketing of minerals and natural resources, such as coal. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that approximately             % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership and each of our limited liability company subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our common unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributing that stock to our common unitholders in liquidation of their units. This deemed contribution and liquidation should not result in the recognition of taxable income by our common unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our common unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to common unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a common unitholder would be treated as (i) taxable dividend income to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the common unitholder’s tax basis in our units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Common unitholders who are admitted as limited partners of the partnership, as well as common unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “—Treatment of Short Sales.” Common unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our common unitholders, we will not pay any federal income tax. Rather, each common unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a common unitholder even if that unitholder has not received a cash distribution.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the common unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	the earnings from operations exceeds the amount required to make minimum quarterly distributions on all common units, yet we only distribute the minimum quarterly distributions on all units; or

•

we (i) make a future offering of common units and use the proceeds of the offering or (ii) use the cash not distributed to the subordinated units during the PIK period, in each case, in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering; or

•

legislation is passed that would limit or repeal certain federal income tax preferences currently available with respect to coal exploration and development (please read “Tax Treatment of Operations—Recent Legislative Developments”).

Basis of Units

A common unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our liabilities. That basis generally will be (i) increased by the common unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a common unitholder generally will not be taxable to the common unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the common unitholder’s tax basis in its units, in which case the common unitholder will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a common unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that common unitholder. A decrease in a common unitholder’s percentage interest in us because of our issuance of additional units will decrease the common unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a common unitholder’s share of our nonrecourse liabilities generally will be based upon that common unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the common unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a common unitholder to recognize ordinary income, if the distribution reduces the common unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the common unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the common unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the common unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

The deduction by a common unitholder of its share of our losses will be limited to the lesser of (i) the common unitholder’s tax basis in its units, and (ii) in the case of a common unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the common unitholder is considered to be “at risk” with respect to our activities. In general, a common unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the common unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the common unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another common unitholder or can look only to the units for repayment.

A common unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions as a result of a reduction in a common unitholder’s share of nonrecourse liabilities) cause the common unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the common unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future. Passive losses that are not deductible because they exceed a common unitholder’s share of income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A common unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former common unitholder, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant common unitholder. Where the relevant common unitholder’s identity cannot be determined, we are authorized to treat the payment as a distribution to all current common unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a common unitholder, in which event the common unitholder may be entitled to claim a refund of the overpayment amount. Common unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. At any time that cash distributions are made to the common units in excess of cash distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. In addition, we may make special allocations of income, gain, loss, deduction, unrealized gain, and unrealized loss among the partners in a manner to create economic uniformity among the common units or PIK common units into which the subordinated units convert and the common units held by public unitholders. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among our common unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). In addition, items of recapture income will be specially allocated to the extent possible to the common unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other common unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantial economic effect, it will be reallocated to our common unitholders the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including:

•	our partners’ relative contributions to us;

•	the interests of all of our partners in our profits and losses;

•	the interest of all of our partners in our cash flow; and

•	the rights of all of our partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will have substantial economic effect.

Treatment of Short Sales

A common unitholder whose units are loaned to a “short seller” to cover a short sale of units may be treated as having disposed of those units. If so, such common unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the common unitholder, and (ii) any cash distributions received by the common unitholder as to those units would be fully taxable, possibly as ordinary income.

Due to lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a common unitholder whose units are loaned to a short seller to cover a short sale of our units. Common unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Treatment of Liquidation and Termination

In general, if we liquidate or terminate the Partnership and sell all of the partnership’s assets, any gain or loss recognized upon such sale generally will be allocated among our unitholders in the manner described under “—Allocation of Income, Gain, Loss and Deduction”. Please read “—Treatment of Distributions” for a discussion of the treatment of any distributions that may result from a liquidation of the partnership. For a general discussion of the events and circumstances of a liquidation and termination of the Partnership, please read “The Partnership Agreement—Dissolution” and “The Partnership Agreement—Liquidation and Distribution of Proceeds.”

Alternative Minimum Tax

If a common unitholder is subject to federal alternative minimum tax, such tax will apply to such common unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective common unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their alternative minimum tax liability.

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a common unitholder’s allocable share of our income and gain realized by a common unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the common unitholder’s net investment income from all investments, or (ii) the amount by which the common unitholder’s modified adjusted gross income exceeds $250,000 (if the common unitholder is married and filing jointly or a surviving spouse), $125,000 (if the common unitholder is married and filing separately) or $200,000 (in any other case).

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a common unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all common unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of common unitholders purchasing units from us and common unitholders purchasing from other common unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “—Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a common unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a common unitholder’s basis in its units, and may cause the common unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any common unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders could change, and common unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Coal Depletion

In general, we are entitled to depletion deductions with respect to coal mined from the underlying mineral property. We generally are entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for coal is 10%.

Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Percentage depletion deductions can, however, exceed the total tax basis of the mineral property. The excess of our percentage depletion deductions over the adjusted tax basis of the property at the end of the taxable year is subject to tax preference treatment in computing the alternative minimum tax. Please read “—Tax Consequences of Unit Ownership—Alternative Minimum Tax.” Upon the disposition of the mineral property, a portion of the gain, if any, equal to the lesser of the deductions for depletion which reduce the adjusted tax basis of the mineral property plus deductible development and mining exploration expenses, or the amount of gain recognized on the disposition, will be treated as ordinary income to us. In addition, a corporate unitholder’s allocable share of the amount allowable as a percentage depletion deduction for any property will be reduced by 20% of the excess, if any, of that partner’s allocable share of the amount of the percentage depletion deductions for the taxable year over the adjusted tax basis of the mineral property as of the close of the taxable year.

Mining Exploration and Development Expenditures

We will elect to currently deduct mining exploration expenditures that we pay or incur to determine the existence, location, extent or quality of coal deposits prior to the time the existence of coal in commercially marketable quantities has been disclosed.

Amounts we deduct for mine exploration expenditures must be recaptured and included in our taxable income at the time a mine reaches the production stage, unless we elect to reduce future depletion deductions by the amount of the recapture. A mine reaches the producing stage when the major part of the coal production is obtained from working mines other than those opened for the purpose of development or the principal activity of the mine is the production of developed coal rather than the development of additional coal for mining. This recapture is accomplished through the disallowance of both cost and percentage depletion deductions on the particular mine reaching the production stage. This disallowance of depletion deductions continues until the amount of adjusted exploration expenditures with respect to the mine have been fully recaptured. This recapture is not applied to the full amount of the previously deducted exploration expenditures. Instead, these expenditures are reduced by the amount of percentage depletion, if any, that was lost as a result of deducting these exploration expenditures.

Mine development costs incurred during the development phase are capitalized and revenue from the incidental sale of coal while a mine is in the development phase is recorded as a reduction of the related mine development costs.

Mine exploration and development expenditures are subject to recapture as ordinary income to the extent of any gain upon a sale or other disposition of our property or of your common units. Please read “—Disposition of Units.” Corporate unitholders are subject to an additional rule that requires them to capitalize a portion of their otherwise deductible mine exploration and development expenditures. Corporate unitholders, other than some S corporations, are required to reduce their otherwise deductible exploration expenditures by 30%. These capitalized mine exploration and development expenditures must be amortized over a 60-month period, beginning in the month paid or incurred, using a straight-line method and may not be treated as part of the basis of the property for the purposes of computing depletion.

When computing the alternative minimum tax, mine exploration and development expenditures are capitalized and deducted over a ten year period. Unitholders may avoid this alternative minimum tax adjustment of their mine exploration and development expenditures by electing to capitalize all or part of the expenditures and deducting them over ten years for regular income tax purposes. You may select the specific amount of these expenditures for which you wish to make this election.

Sales of Coal Reserves

If any coal reserves are sold or otherwise disposed of in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether our coal reserves or the mined coal sold are held by us:

•	for sale to customers in the ordinary course of business (i.e. we are a “dealer” with respect to that property);

•	for use in a trade or business within the meaning of Section 1231 of the Code; or

•	as a capital asset within the meaning of Section 1221 of the Code.

In determining dealer status with respect to coal reserves and other types of real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property for sale in question.

We intend to hold our coal reserves for use in a trade or business and achieving long-term capital appreciation. Although our general partner may consider strategic sales of coal reserves consistent with achieving long-term capital appreciation, our general partner does not anticipate frequent sales of coal reserves. Thus, the general partner does not believe we will be viewed as a dealer. In light of the factual nature of this question, however, there is no assurance that our purposes for holding our properties will not change and that our future activities will not cause us to be a “dealer” in coal reserves.

If we are not a dealer with respect to our coal reserves and we have held the disposed property for more than a one-year period primarily for use in our trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Internal Revenue Code. If we have not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.

A unitholder’s distributive share of any Section 1231 gain or loss generated by us will be aggregated with any other gains and losses realized by that unitholder from the disposition of property used in the trade or business, as defined in Section 1231(b) of the Internal Revenue Code, and from the involuntary conversion of such properties and of capital assets held in connection with a trade or business or a transaction entered into for profit for the requisite holding period. If a net gain results, all such gains and losses will be long-term capital gains and losses; if a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior net Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.

If we are not a dealer with respect to our coal reserves and that property is not used in a trade or business, the property will be a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code. Gain or loss recognized from the disposition of that property will be taxable as capital gain or loss, and the character of such capital gain or loss as long-term or short-term will be based upon our holding period of such property at the time of its sale. The requisite holding period for long-term capital gain is more than one year.

Upon a disposition of coal reserves, a portion of the gain, if any, equal to the lesser of (1) the depletion deductions that reduced the tax basis of the disposed mineral property plus deductible development and mining exploration expenses or (2) the amount of gain recognized on the disposition, will be treated as ordinary income to us.

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentage is currently 9% for qualified production activities income.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine its Section 199 deduction, each unitholder will aggregate its share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account its distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are only taken into account if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at—risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

Recent Legislative Developments

The White House recently released President Obama’s Proposed Fiscal Year 2013 budget (the “Budget Proposal”). Among the changes recommended in the Budget Proposal is the elimination of certain key U.S. federal income tax preferences relating to coal exploration and development discussed above. The Budget Proposal would (1) eliminate current deductions and 60-month amortization for exploration and development costs relating to coal and other hard mineral fossil fuels, (2) repeal the percentage depletion allowance with respect to coal properties, (3) repeal capital gains treatment for coal royalties and (4) exclude from the definition of domestic production gross receipts all gross receipts derived from the sale, exchange, or other disposition of coal, other hard mineral fossil fuels, or primary products thereof. The passage of any legislation as a result of the Budget Proposal or any other similar changes in U.S. federal income tax laws could eliminate certain tax deductions that are currently available with respect to coal exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

Disposition of Units

Recognition of Gain or Loss

A common unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the common unitholder’s amount realized and tax basis for the units sold. A common unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units.

Because the amount realized includes a common unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a common unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depletion and depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling common unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A common unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A common unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). Nevertheless, we allocate certain deductions for depletion and depreciation of capital additions based upon the date the underlying property is placed in service, and gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the common unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee common unitholders. Nonetheless, the safe harbor in the proposed regulations differs slightly from the proration method we have adopted because the safe harbor would allocate tax items among the months based upon the relative number of days in each month, and could require certain tax items which our general partner may not consider extraordinary to be allocated to the month in which such items actually occur. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor common unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the common unitholder’s interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between transferee and transferor common unitholders, as well as among common unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A common unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A common unitholder who sells or purchases any units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Foresight Reserves, LP will own more than 50% of the total interests in our capital and profits. Therefore, a transfer by Foresight Reserves, LP of all or a portion of its interests in us could result in a termination of our partnership for federal income tax purposes. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all common unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such common unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

If necessary to preserve the uniformity of our units, our partnership agreement permits our general partner to take positions in filing our tax returns even when contrary to a literal application of regulations like the one described above. These positions may include reducing for some common unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some common unitholders than that to which they would otherwise be entitled. The general partner does not anticipate needing to take such positions, but if they were necessary, Vinson & Elkins L.L.P. would be unable to opine as to validity of such filing positions in the absence of direct and controlling authority.

A common unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the common unitholder’s basis in its units, and may cause the common unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective common unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt common unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. common unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. common unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate common unitholder is a “qualified resident.” In addition, this type of common unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign common unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign common unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign common unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that common unitholder’s gain would be effectively connected with that common unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such common unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign common unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each common unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder’s share of income, gain, loss and deduction. We cannot assure our common unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we, nor Vinson & Elkins L.L.P. can assure prospective common unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a common unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of common unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each common unitholder with an interest in the outcome may participate in that action.

A common unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a common unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of common unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for common unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit common unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our common unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our common unitholders’ tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our common unitholders may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, common unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the common unitholder is a resident. We currently conduct business or own property in Illinois, Missouri, Indiana and through one of our affiliates in Louisiana. Each of these states currently imposes a personal income tax as well as an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on its investment in us.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each common unitholder to file all tax returns that may be required of it.

INVESTMENT IN FORESIGHT ENERGY PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to certain additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under certain other laws or regulations that are similar to such provisions and the Internal Revenue Code (“Similar Laws”). As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans, tax deferred annuities or IRAs established or maintained by an employer or employee organization and any entity the underlying assets of which are considered to include “plan assets” of an employee benefit plan pursuant to 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and any other applicable Similar Laws (see the discussion under “Investment in Foresight Energy Partners LP by Employee Benefit Plans—Prohibited Transaction Issues” below);

•

whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (see the discussion under “Investment in Foresight Energy Partners LP by Employee Benefit Plans—Plan Asset Issues” below); and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in our common units is authorized by the appropriate governing instrument and is a proper investment for the plan or IRA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also certain IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions, referred to as prohibited transactions, involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan or IRA, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code and any other applicable Similar Laws.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Internal Revenue Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and Similar Laws in light of the penalties, excise taxes and liabilities that may be imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name below:

Underwriter	Number of Common Units
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ over-allotment option described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $        per common unit. After the common units are released for sale to the public, if all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to discretionary accounts that exceed     % of the total number of common units offered by them.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to        additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, Foresight Reserves, our general partner and certain officers and directors of Foresight Reserves and our general partner have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units, with certain exceptions.

Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time and without notice.

At our request, the underwriters have reserved up to     % of the common units for sale at the initial public offering price to persons who are directors, officers or employees of Foresight Reserves or our general partner, or who are otherwise associated with us through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain officers and directors of Foresight Reserves and our general partner who have entered into lock-up agreements as contemplated in the immediately preceding paragraphs, each person buying common units through the directed unit program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units with respect to common units purchased in the program, with certain exceptions. For certain officers and directors of Foresight Reserves and our general partner purchasing common units through the directed unit program, the lock-up agreements contemplated in the immediately preceding paragraphs shall govern with respect to their purchases. Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC do not have any present intention or any understandings, implicit or explicit, to release any of the common units or other securities subject to these lock-up agreements prior to the expiration of the 180-day restricted period described above. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units, and for the failure of any participant to pay for its common units.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We will apply to have our common units listed on the New York Stock Exchange under the symbol “FELP.”

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay                           an aggregate structuring fee equal to     % of the gross proceeds of this offering for the evaluation, analysis and structuring of the partnership.

We estimate that the expenses of the offering, not including the underwriting discount and structuring fee, will be approximately $         million, all of which will be paid by us.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option and stabilizing purchases. The underwriters also may impose penalty bids.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ over-allotment option.

•

Covering transactions involve purchases of common units either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ over-allotment option.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase common units originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be available on the websites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. The underwriters may agree to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking and advisory services for us, Foresight Reserves or our respective affiliates from time to time in the ordinary course of their business for which they have received customary fees and reimbursement of expenses. Affiliates of certain of the underwriters are lenders under our Senior Secured Credit Facility. Other than the participation as lenders under our Senior Secured Facility or as described in this prospectus, none of the underwriters has provided or will provide financing, investment or advisory services to us during the 180-day period prior to or the 90-day period following the date of this prospectus.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under Rule 5121 of the FINRA Rules and the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

We, Foresight Reserves, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognised collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1) if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3) in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

LEGAL MATTERS

The validity of the common units being offered in this prospectus and other legal matters concerning this offering will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York. Certain tax and other legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. The underwriters will be represented by Shearman & Sterling LLP, New York, New York and Baker Botts L.L.P., Houston, Texas.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Foresight Energy LLC, Subsidiaries and Affiliates at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Foresight Energy Partners LP as of January 26, 2012 (date of inception) appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

EXPERTS—COAL RESERVES

The estimates of our proven and probable coal reserves referred to in this prospectus have been prepared by us and reviewed by Weir International, Inc. and have been included herein upon the authority of this firm as an expert.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common units we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common units we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

MARKET AND INDUSTRY DATA AND FORECASTS

In this prospectus, we rely on and refer to information regarding the coal industry, future coal production and consumption and future electricity generation in the United States and internationally from the EIA, Wood Mackenzie, BP Statistical Review, World Coal Institute, Hanou Energy Consulting, Ventyx and Bloomberg L.P., none of whom are affiliated with us. Wood Mackenzie has consented to being named in this prospectus.

When we make statements in this prospectus about our position in our industry or any sector of our industry or about our market share, we are making statements of our belief. This belief is based on data from various sources (including government data industry publications, surveys and forecasts), on estimates and assumptions that we have made based on that data and other sources and our knowledge of the markets for our products.

We do not have any knowledge that the market and industry data and forecasts provided to us from third party sources are inaccurate in any material respect. However, we have been advised that certain information provided to us from third party sources is derived from estimates or subjective judgments, and while such third party sources have assured us that they have taken reasonable care in the compilation of such information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding such qualification by such third party sources, the market and industry data provided in this prospectus is accurate in all material respects.

Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our business, operations, and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. You can identify these forward-looking statements by the use of forward-looking words such as “outlook”, “intends”, “plans,” “estimates,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “anticipates,” “foresees,” or the negative version of these words or other comparable words and phrases. Any forward-looking statements contained in this prospectus speak only as of the date on which we make it and are based upon our historical performance and on current plans, estimates and expectations. Our future results and financial condition may differ materially from those we currently anticipate as a result of the various factors. Among those factors that could cause actual results to differ materially are:

•	Availability of cash flow to pay minimum quarterly distribution on our common units;

•	Access to the necessary capital to fund the capital expenditures required to reach full productive capacity at our mines;

•	Adverse or abnormal geologic conditions, which may be unforeseen;

•	Our ability to develop our existing coal reserves and meet any expected development timeline;

•	Our ability to produce coal at existing and planned operations;

•	Delays in the receipt of, failure to receive or revocation of necessary government permits;

•	Our ability to meet certain provisions in our existing coal supply agreements, enter into new coal supply agreements or extend existing agreements;

•	Future legislation and changes in regulations or governmental policies or changes in enforcement or interpretations thereof;

•	The outcome of pending or future litigation;

•	The loss of, or significant reduction in, purchases by our largest customers;

•	Competition from other fuels, which may affect the economic competitiveness of coal;

•	Defects in title or loss of any leasehold interests in our properties;

•	Changes in coal prices or the costs of mining or transporting coal;

•	Change in consumption patterns by utilities;

•	Competition both within the coal industry and outside of it;

•	The inherent risk of coal mining operations;

•	Labor availability, relations and other workforce factors;

•	Failure of contractor-operated sources to fulfill the terms of our contracts;

•	The impact of worldwide economic and political conditions;

•	Volatility in the capital and credit markets;

•	Customer deferrals of contracted shipments;

•	Difficulty in obtaining equipment, parts and raw materials;

•	Major equipment failures;

•	Availability, reliability and costs of transportation;

•	Delays in moving our longwall equipment;

•	Transportation interruptions such as floodings or derailments;

•	Uncertainties in estimating economically recoverable coal reserves;

•	Customer performance and credit risks;

•	The impact of wars and acts of terrorism;

•	Costs related to government regulation;

•	Environmental regulations and impact on customers’ demand for coal;

•	Material liabilities from hazardous substances and environmental contamination;

•	The unavailability of insurance to cover certain uninsurable environmental risks;

•	The contract prices we receive for coal;

•	Market demand for domestic and foreign coal, electricity and steel;

•	The consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

•	The impact of our IPO Reorganization;

•	Our plans and objectives for future operations and the acquisition or development of additional coal reserves or other acquisition opportunities;

•	Our relationships with, and other conditions affecting, our customers;

•	Timing of reductions or increases in customer coal inventories;

•	Long-term coal sales arrangements;

•	The number of coal-fired plants built in the future versus expectations;

•	Weather conditions or catastrophic weather-related damage;

•	Earthquakes and other natural disasters;

•	Changes in energy policy;

•	The availability and cost of competing energy resources;

•	Our ability to obtain services that have otherwise been provided by Foresight Reserves and Foresight Management;

•	Our existing or future indebtedness;

•	Changes in postretirement benefit and pension obligations;

•	Our assumptions concerning our reclamation and mine closure obligations;

•	Our liquidity, results of operations and financial condition; and

•	Other factors, including those discussed in “Risk Factors.”

Before you invest in our common units, you should be aware that the occurrence of the events described above and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Report of Independent Registered Public Accounting Firm

The Partners of Foresight Energy Partners LP

We have audited the accompanying balance sheet of Foresight Energy Partners LP (the Company) as of January 26, 2012 (date of inception). This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Foresight Energy Partners LP at January 26, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Charleston, West Virginia

February 1, 2012

FORESIGHT ENERGY PARTNERS LP

BALANCE SHEET

AS OF JANUARY 26, 2012 (DATE OF INCEPTION)

January 26, 2012 (Date of Inception)
Assets	$—
Liabilities	$—
Partners’ equity:
Limited partner’s equity	$1,000
General partner’s equity	0
Receivable from partners	(1,000)

Total partners’ equity	$—

Total liabilities and partners’ equity	$—

See note to balance sheet.

FORESIGHT ENERGY PARTNERS LP

NOTE TO BALANCE SHEET

AS OF JANUARY 26, 2012

(DATE OF INCEPTION)

1. ORGANIZATION AND OPERATIONS

Foresight Energy Partners LP, the “Partnership” is a Delaware limited partnership formed on January 26, 2012 to be the parent of Foresight Energy LLC, an entity engaged primarily in the mining and sale of coal.

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering. In connection with the closing of the public offering, the Partnership will issue common units and subordinated units, representing additional limited partner interests, to Foresight Reserves, L.P. (“Foresight Reserves”), a Delaware limited partnership, in exchange for its ownership in Foresight Energy LLC. Foresight Energy GP LLC (the “General Partner”), an entity owned by Foresight Reserves, will maintain its non-economic general partner interest in the Partnership. In addition, the Partnership will issue to the General Partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the distributions the Partnership makes above the highest target level.

Foresight Reserves has committed to contribute $1,000 to the Partnership. This contribution receivable is reflected as a reduction to partners’ equity.

Report of Independent Registered Public Accounting Firm

The Members

Foresight Energy LLC

We have audited the accompanying consolidated balance sheets of Foresight Energy LLC, Subsidiaries, and Affiliates (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, members’ equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foresight Energy LLC, Subsidiaries and Affiliates at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 2, the Company has restated its consolidated statements of cash flows for the years ended December 31, 2010 and 2009, to correct the presentation of non-cash transactions.

/s/ Ernst & Young LLP

Charleston, West Virginia

March 30, 2012

Foresight Energy LLC, Subsidiaries, and Affiliates

Consolidated Statements of Operations

(in thousands)

	Year Ended December 31,
	2011	2010	2009

Revenues:
Coal sales revenue	$500,791	$362,592	$271,249

Costs and expenses:
Cost of coal sales	174,183	130,610	101,528
Transportation expenses	98,394	58,482	48,933
Depreciation, depletion, and amortization	70,411	55,647	39,017
Accretion on asset retirement obligation	1,705	2,011	1,655
Selling, general, and administrative	38,894	28,367	22,610
Gain on commodity contracts	(2,395)	—	—
Other operating income, net	(791)	(2,611)	(3,208)

Operating income	120,390	90,086	60,714

Other (income) and expense:
Interest income	(6)	(67)	(427)
Interest expense	38,199	40,498	47,052

Net income from continuing operations	82,197	49,655	14,089
Net loss from discontinued operations	—	(40,893)	(50,545)

Net income (loss)	82,197	8,762	(36,456)

Less net income attributable to noncontrolling interest	104	909	246

Net income (loss) attributable to controlling interests	$82,093	$7,853	$(36,702)

See accompanying notes.

Foresight Energy LLC, Subsidiaries, and Affiliates

Consolidated Balance Sheets

(in thousands)

	December 31
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$51,761	$33,451
Accounts receivable	32,077	24,424
Affiliate receivables	112	—
Inventories	62,073	29,014
Prepaid expenses	4,535	2,270
Other current assets	7,764	2,064

Total current assets	158,322	91,223

Property, plant, equipment, and mine development, net of accumulated depreciation, depletion, and amortization	1,323,800	995,425
Prepaid royalties	30,397	10,075
Other assets	34,450	35,157

Total assets	$1,546,969	$1,131,880

Liabilities and members’ equity
Current liabilities:
Accounts payable	$46,520	$40,656
Current portion of long-term debt	16,238	—
Current portion of asset retirement obligation	317	534
Current portion of accrued interest payable	19,781	14,973
Accrued expenses and other current liabilities	7,502	2,256
Affiliate payable	18,099	8,057

Total current liabilities	108,457	66,476

Long-term debt	881,173	605,390
Sale-leaseback financing arrangement	143,484	143,484
Accrued interest payable	—	12,678
Asset retirement obligations	19,650	21,786

Total liabilities	1,152,764	849,814

Members’ equity (deficiency):
Controlling interests	395,124	283,031
Noncontrolling interests	(919)	(965)

Total members’ equity	394,205	282,066

Total liabilities and members’ equity	$1,546,969	$1,131,880

See accompanying notes.

Foresight Energy LLC, Subsidiaries, and Affiliates

Consolidated Statements of Members’ Equity (Deficiency)

(in thousands)

	Controlling Interests	Noncontrolling Interests	Holder of Stock Purchase Warrant	Total
Members’ equity at January 1, 2009	$81,639	$63	$5,000	$86,702
Cash contributed by members	145,210	—	—	145,210
Net loss	(36,702)	—	—	(36,702)
Net income attributable to noncontrolling interests	—	246	—	246
Other comprehensive loss:				—
Unrealized loss on available-for-sale securities	(70)	—	—	(70)

Total comprehensive loss				(36,526)
Distributions ($14,572 non-cash)	(62,215)	(68)	—	(62,283)

Members’ equity at December 31, 2009	$127,862	$241	$5,000	$133,103

Members’ equity at January 1, 2010	$127,862	$241	$5,000	$133,103
Cash contributed by members	231,073	—	—	231,073
Other member contributions	170,216	—	—	170,216
Net income attributable to controlling interests	7,853	—	—	7,853
Net income attributable to noncontrolling interests	—	909	—	909
Distribution of subsidiaries	(226,694)	(1,053)	(5,000)	(232,747)
Distributions	(27,279)	(1,062)	—	(28,341)

Members’ equity (deficiency) at December 31, 2010	$283,031	$(965)	$—	$282,066

Members’ equity (deficiency) at January 1, 2011	$283,031	$(965)	$—	$282,066
Cash contributed by members	30,000	—	—	30,000
Net income attributable to controlling interests	82,093	—	—	82,093
Net income attributable to noncontrolling interests	—	104	—	104
Distributions	—	(58)	—	(58)

Members’ equity (deficiency) at December 31, 2011	$395,124	$(919)	$—	$394,205

See accompanying notes.

Foresight Energy LLC, Subsidiaries, and Affiliates

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31
		2010	2009
		(Restated—	(Restated—
	2011	Note 2)	Note 2)
Cash flows from operating activities
Net income (loss)	$82,197	$8,762	$(36,456)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, depletion, and amortization	75,858	70,818	57,003
Accretion on asset retirement obligation	1,705	2,068	1,735
Amortization of discount on senior notes	273	—	—
Debt issuance costs expensed	336	—	—
Interest on related party debt	—	14,689	—
Write-off of unamortized loan costs	—	2,977	—
Change in estimate – ARO	(527)	(123)	—
Gain on sale of marketable securities	—	(30)	(97)
Gain on sale of fixed assets	(236)	—	(1,409)
Changes in assets and liabilities:
Accounts receivable	(7,653)	(346)	(1,047)
Amount due from affiliates, net	9,930	(29,440)	(1,056)
Inventory	(33,059)	(8,138)	(12,040)
Prepaid expenses and other current assets	(7,999)	2,513	10,527
Prepaid royalties	(20,322)	(23,251)	2,943
Other assets	(1,563)	(262)	10,920
Accounts payable – trade	5,864	(15,405)	10,371
Accrued interest payable	(6,154)	42,512	43,483
Accrued expenses	5,246	(5,396)	603
Asset retirement obligations	(753)	(560)	—

Net cash from operating activities	103,143	61,388	85,480
Cash flows from investing activities
Investment in mining rights, equipment, and development	(336,020)	(277,409)	(326,525)
Proceeds from sale of equipment	3,199	—	—
Purchases of investments in available-for-sale securities	—	(14,948)	(262,772)
Proceeds from sale of available-for-sale securities	—	33,951	202,503
Deconsolidation of subsidiaries	—	(13,711)	—

Net cash from investing activities	(332,821)	(272,117)	(386,794)
Cash flows from financing activities
Member contributions	$30,000	$231,073	$145,210
Proceeds from loans from affiliates	10,575	—	—
Payments on loans from affiliates	(21,150)	—	—
Proceeds from long-term debt	228,723	475,200	60,429
Repayment of long-term debt	(102)	(509,120)	(14,800)
Proceeds from financing arising from sale-leasebacks	—	—	143,484
Distributions of noncontrolling interests to members	(58)	(1,062)	(4,719)

Net cash from financing activities	247,988	196,091	329,604

Net change in cash	18,310	(14,638)	28,290
Cash, beginning of period	33,451	48,089	19,799

Cash, end of period	51,761	33,451	48,089
Less cash included in assets of discontinued operations	—	—	33,332

Cash, end of period	$51,761	$33,451	$14,757

Supplemental information:
Interest paid, net of amounts capitalized	$38,423	$21,608	$—

Supplemental disclosures of non-cash financing activities:
Transfer out of marketable securities to member	$—	$23,300	$42,992

Financing of equipment, interest, and debt issuance costs	$73,367	$157,631	$—

See accompanying notes.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements

December 31, 2011

1. Description of Business and Entity Structure

Foresight Energy LLC (Foresight Energy), a perpetual-term Delaware limited liability company, was formed on September 5, 2006, for the purpose of holding an ownership interest in various affiliated (and in some cases preexisting) entities under common control. Foresight Energy is principally engaged in developing, mining, preparation, transportation, and the sale of coal mined in the Illinois Basin principally to electric utilities and operates in a single reportable segment. Foresight Energy is a wholly owned subsidiary of Foresight Reserves, LP (Foresight Reserves). As used herein, “Companies” shall mean Foresight Energy, its subsidiaries and affiliates.

Reorganization and Refinancing

On August 12, 2010, Foresight Energy completed a reorganization of its reporting entity (hereinafter referred to as the Reorganization) and a refinancing of its debt (see Note 5). Prior to the Reorganization, Foresight Energy had mining operations in both the Appalachian and Illinois Basins. As part of the Reorganization, the Appalachian operations were transferred outside of the Foresight Energy group and therefore are classified as discontinued operations in the accompanying consolidated financial statements. As such, Foresight Energy now operates only in one segment in the Illinois basin. Also as part of the Reorganization, certain assets and liabilities of Foresight Reserves were transferred into the Foresight Energy group, and certain management costs of Foresight Reserves were allocated to the Foresight Energy group. Transfers of operations, assets, and liabilities between Foresight Reserves and Foresight Energy have been accounted for as transfers among entities under common control. Assets and liabilities transferred are accounted for at historical costs. The accompanying financial statements reflect the above as if they had occurred at the beginning of the first period presented.

On August 12, 2010, Foresight Energy completed a $400.0 million senior note financing transaction and a revolving credit commitment of $285.0 million. As part of the bond issuance and refinancing, Foresight Reserves committed to make a $100.0 million equity contribution to Foresight Energy, with $50.0 million due by December 31, 2010, and the remaining $50.0 million due by March 31, 2011. As of December 31, 2010, Foresight Reserves had contributed $70.0 million. On January 14, 2011, Foresight Reserves contributed $30.0 million, bringing the total contributions to $100.0 million. The proceeds from the senior notes, revolving credit agreement, and the equity contributions were used to repay existing debt and financing arrangements.

Reorganization – Continuing Operations

Effective with the Reorganization, the following subsidiaries were contributed to and are now 100%-owned subsidiaries of Foresight Energy: Hillsboro Energy LLC (Hillsboro Energy), Macoupin Energy LLC (Macoupin Energy), Sugar Camp Energy, LLC (Sugar Camp Energy), Williamson Energy, LLC (Williamson Energy), Oeneus LLC (dba Savatran LLC) (Savatran), Williamson Track, LLC (Williamson Track), SITran LLC (SITran), Adena Resources, LLC (Adena Resources), and Foresight Holding Company LLC (Foresight Holding). Foresight Coal Sales LLC (Foresight Coal Sales), a wholly owned subsidiary of Foresight Energy, remained unchanged.

At the same time, Williamson Track was merged into Savatran and Foresight Holding was merged into Foresight Energy and was effectively dissolved. All entities involved in the Reorganization were under common control, and the transferred amounts were recorded at their historical values. Accordingly, the accompanying financial statements present the merged entities as though they had always been combined.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

1. Description of Business and Entity Structure (continued)

The following entities are perpetual-term Delaware limited liability companies and are included in continuing operations of Foresight Energy as a result of the Reorganization:

Entity	Activity

Williamson Energy	Developing, mining, and processing of coal located in Williamson County, Illinois

Hillsboro Energy	Developing, mining, and processing of coal located in Montgomery County, Illinois

Macoupin Energy	Developing, mining, and processing of coal located in Macoupin County, Illinois

Sugar Camp Energy	Developing, mining, and processing of coal located in Franklin County, Illinois

Foresight Coal Sales	Marketing and brokering coal sales for the various coal-producing entities

Savatran	Holding title to certain land, right-of-way agreements, and other contracts and is constructing certain transportation systems in the Illinois region

SITran	Holding title to certain coal transportation facilities in the Indiana and Illinois regions

Adena Resources	Holding certain interests in water agreements and contracts for the mining operations in the Illinois basin

Foresight Energy Corporation	Co-issuer of the Company’s senior unsecured notes

Foresight Supply Company LLC (Foresight Supply Company)	Contracting entity for centrally purchasing supplies for the Illinois coal operations

The following entity is a private limited company incorporated under the laws of the United Kingdom and is included in continuing operations:

Entity	Activity

Foresight International Coal Sales Limited (Foresight International)	Entity established for potential future international sales

On July 28, 2010, Foresight Energy Corporation, a wholly owned Delaware Corporation, was formed for the purpose of assisting Foresight Energy with the selling of certain senior unsecured notes. As of December 31, 2011 and 2010, there has been no financial activity in this entity.

Foresight Energy, Williamson Energy, Hillsboro Energy, Macoupin Energy, Sugar Camp Energy, Foresight Coal Sales, Savatran, SITran, Adena Resources, and Foresight Energy Corporation are all entities under common control and are collectively referred to as the “continuing operations.”

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

1. Description of Business and Entity Structure (continued)

Reorganization – Discontinued Operations

Also effective with the Reorganization, certain entities comprising the appalachian operations, were transferred outside of Foresight Energy and therefore deconsolidated. Foresight Energy distributed 100% of its investments in Gatling LLC (Gatling), Gatling Ohio LLC (Gatling Ohio), Meigs Point Dock LLC (Meigs Point), Lower Wilgat, Middle Wilgat, LLC (Middle Wilgat), and Upper Wilgat, and all of their subsidiaries and affiliates, except for Williamson Energy, to Foresight Reserves. The effects of the deconsolidation are reflected as discontinued operations in the 2010 and 2009 financial statements.

As such, the following entities are included in discontinued operations of Foresight Energy:

Entity	Activity

Upper Wilgat	Holding company for coal mining operations

Middle Wilgat	Holding company for coal mining operations

Lower Wilgat	Holding company for coal mining operations

Gatling	Developing, mining, and processing of coal located in Mason County, West Virginia

Gatling Ohio	Developing, mining, and processing of coal located in Meigs County, Ohio

Meigs Point	Holding title to certain coal transportation facilities in Meigs County, Ohio

Upper Wilgat, Middle Wilgat, Lower Wilgat, Gatling, Gatling Ohio, and Meigs Point are all affiliated entities under common control and are collectively referred to as the “discontinued operations.”

Variable Interest Entities

In accordance with accounting principles generally accepted in the United States of America (USGAAP), these financial statements include certain other entities considered variable interest entities (VIEs) for which the Companies are the primary beneficiary. These entities include Mach Mining, LLC (Mach Mining), Big River Mining, LLC (Big River Mining), Clearwater Processing, LLC (Clearwater Processing), M-Class Mining, LLC (M-Class Mining), Yellow Bush Mining, LLC (Yellow Bush Mining), Coal Field Construction Company LLC (Coal Field Construction), MaRyan Mining LLC (MaRyan Mining), and Patton Mining LLC (Patton Mining). Big River Mining, Yellow Bush Mining, and Clearwater Processing are VIEs of entities included in discontinued operations as a result of the Reorganization and, therefore, are also included in discontinued operations in the accompanying financial statements. Additional VIEs of Mach Processing LLC, Meigs Processing LLC, Patton Processing LLC, and MaRyan Processing LLC were included and merged with the existing VIEs above effective December 31, 2009. These entities are owned by Coal Field Transports, Inc. whose common stock is wholly owned by a third party. All of the entities described above own no equipment, real property, or other intangible assets and each holds a contract to provide contract mining, processing, and/or loading services or construction services to a Foresight Energy subsidiary as outlined below.

•	Coal Field Construction (continuing operations)

Coal Field Construction has various contracts with, and is responsible for providing construction services for, various Foresight Energy entities. Currently, these are the only contracts into which Coal Field Construction has entered.

•	Mach Mining (continuing operations)

Mach Mining is responsible for providing all contract mining services, processing, and loading services for coal mined from the Williamson Energy mining complex on a cost-plus basis. These contracts are

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

1. Description of Business and Entity Structure (continued)

currently the only contracts for mining, processing, and loading services executed by Mach Mining. The contracts are not exclusive and can be terminated by Williamson Energy on 10-days notice. Under the terms of the agreements, Mach Mining has the right to mine such properties at the Williamson Energy complex located in Williamson County, Illinois.

•	M-Class Mining (continuing operations)

M-Class Mining is responsible for providing all contract mining services, processing, and loading services for coal mined from the Sugar Camp Energy mining complex on a cost-plus basis. These contracts are currently the only contracts for mining, processing, and loading services executed by M-Class Mining. The contracts are not exclusive and can be terminated at any point by Sugar Camp Energy. The contracts are not exclusive and can be terminated by Sugar Camp Energy on 10-days notice. Under the terms of the agreements, M-Class Mining has the right to mine such properties at the Sugar Camp Energy complex located in Franklin County, Illinois.

•	Patton Mining (continuing operations)

Patton Mining is responsible for providing all contract mining services, processing, and loading services for coal mined from the Hillsboro Energy mining complex on a cost-plus basis. These contracts are currently the only contracts for mining, processing, and loading services executed by Patton Mining. The contracts are not exclusive and can be terminated at any point by Hillsboro Energy. The contracts are not exclusive and can be terminated by Hillsboro Energy on 10-days notice. Under the terms of the agreements, Patton Mining has the right to mine such properties at the Hillsboro Energy complex located in Montgomery County, Illinois.

•	MaRyan Mining (continuing operations)

MaRyan Mining is responsible for providing all contract mining services, processing, and loading services for coal mined from the Macoupin Energy mining complex on a cost-plus basis. These contracts are currently the only contracts for mining, processing, and loading services executed by MaRyan Mining. The contracts are not exclusive and can be terminated at any point by Macoupin Energy. The contracts are not exclusive and can be terminated by Macoupin Energy on 10-days notice. Under the terms of the agreements, MaRyan Mining has the right to mine such properties at the Macoupin Energy complex located in Macoupin County, Illinois.

•	Big River Mining (discontinued operations)

Big River Mining has a contract with Gatling to provide contract labor for the mining of coal for Gatling on a cost-plus basis. Currently, this is the only contract for mining services executed by Big River Mining. Under the terms of the agreement, Big River Mining has the right to mine such properties at the Gatling mining complex located in Mason County, West Virginia.

•	Yellow Bush Mining (discontinued operations)

Yellow Bush Mining has a contract with Gatling Ohio to provide contract labor for the mining of coal for Gatling Ohio on a cost-plus basis. Currently, this is the only contract for mining services executed by Yellow Bush Mining. Under the terms of the agreement, Yellow Bush Mining has the right to mine such properties at the Gatling Ohio mining complex located in Meigs County, Ohio.

•	Clearwater Processing (discontinued operations)

Clearwater Processing has contracts with Gatling and Gatling Ohio to provide all the processing for coal mined from the Gatling and Gatling Ohio mining complexes.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

1. Description of Business and Entity Structure (continued)

The VIEs and Foresight Energy and its subsidiaries and affiliates are collectively referred to as the Companies. Neither of the Companies nor their affiliates’ labor force are represented by a collective bargaining unit. The Companies are subject to federal, state, and local environmental laws and regulations.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Foresight Energy and its subsidiaries, and affiliate entities classified as either continuing operations or discontinued operations. The interests of unrelated third parties in the VIE net assets, if any, are shown as noncontrolling interests. All significant intercompany transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and loss during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Once mines are in production, coal sales revenue includes sales to customers of coal produced and the sale of coal purchased from third parties. The Companies recognize sales at the time legal title and risk of loss pass to the customer at contracted amounts, which is generally when the coal is delivered to an agreed-upon destination. Quality and weight adjustments are recorded as necessary based on contract specifications as a reduction or increase to mining revenue and accounts receivable.

As of December 31, 2011, 2010, and 2009, the Sugar Camp Energy and Hillsboro Energy mining operations were considered to be in the development stage because the entities were engaged in the preparation of an established, commercially minable reserve for its extraction. Substantially all of the efforts of Sugar Camp Energy and Hillsboro Energy, through December 31, 2011, were devoted to establishing the business and principal operations. Principal operations for Sugar Camp Energy and Hillsboro Energy are anticipated to begin in the first quarter 2012 and in the third quarter of 2012, respectively. In addition, for the year ended December 31, 2009, the Macoupin Energy mining operations were considered to be in the development stage because the entities were engaged in the preparation of an established, commercially minable reserve for its extraction and was not in the production stage. In accordance with USGAAP, the production phase is not deemed to commence with the removal of salable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. Accordingly, preproduction coal sales of $31.7 million, $10.0 million, and $14.3 million for the years ended December 31, 2011, 2010, and 2009, respectively, have been recorded by Sugar Camp Energy, Hillsboro Energy, and Macoupin Energy as a reduction of mine development costs capitalized. For reporting in the statements of cash flows, cash expended in the investment in mining rights, equipment, and development is reported net of capitalized coal sales.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Shipping and Handling Costs

Fees related to the handling and transportation of coal inventory during the production process are included in coal inventory in the consolidated balance sheets. Any transportation expenses related to coal mining sales are included in transportation expenses in the consolidated statements of operations.

Cash and Cash Equivalents

The Companies consider cash deposits and highly liquid investments with original maturities of less than three months to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, long-term debt, sale-leaseback financing arrangement, and accounts payable. The carrying value of cash and cash equivalents, accounts receivable, sale-leaseback financing arrangement, and accounts payable reported at the applicable balance sheet dates approximates fair value.

Derivative Financial Instruments

The Companies generally utilize derivative financial instruments to manage exposures to commodity prices. The Companies record the fair value of each instrument as either an asset or liability in the consolidated balance sheets. The change in fair value is recorded in the consolidated statements of operations. Coal contracts provide for the physical purchase or sale of coal in quantities expected to be used or sold by the Companies over a reasonable period in the normal course of business, and are not recognized on the consolidated balance sheets.

Investments

During 2010 and 2009, the Companies liquidated their investment portfolios consisting of auction-rate securities, money market, and other short-term investment funds. These investments were considered available for sale and were carried at fair value based on the quoted market price at December 31, 2009. Proceeds from sales of securities were $34.0 million and $202.5 million during the years ended December 31, 2010 and 2009, respectively, and were attributable to continuing operations. There were no investments at December 31, 2011 and 2010.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Companies evaluate the need for an allowance for uncollectible receivables based on a review of account balances that are likely to be uncollectible, as determined by such variables as customer creditworthiness, the age of the receivables, bankruptcies, and disputed amounts. Historically, credit losses have been insignificant. At December 31, 2011 and 2010, management had recorded no allowance for uncollectible accounts receivable as all amounts were deemed collectible.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Inventories

Supplies and coal inventories are valued at the lower of average cost or market. Supplies inventory consists of spare parts for various equipment and other mining supplies valued using the first-in, first-out method. Raw coal represents coal stockpiles that will be further processed prior to shipment to a customer. Clean coal represents coal stockpiles that will be sold in their current condition. Coal inventory costs include labor, supplies, equipment costs, transportation costs, depreciation, depletion, amortization and operating overhead. Inventories consisted of the following at December 31 (in thousands):

	2011	2010
Supplies inventory	$15,639	$8,682
Raw coal	9,382	2,046
Clean coal	37,052	18,286

	$62,073	$29,014

Prepaid Royalties

Prepaid royalties consist of recoupable minimum royalty payments due under various lease agreements entered into by the Companies and are disclosed in Note 7.

Debt Issuance Costs

The Companies capitalize costs incurred in connection with borrowings or establishment of credit facilities, issuance of debt securities, or leasing arrangements. These costs are amortized as an adjustment to interest expense over the life of the borrowing or term of the credit facility using the effective interest method. Amortization costs of $5.4 million, $2.2 million and $430 thousand were included in interest expense for the years ended December 31, 2011, 2010, and 2009, respectively. As of December 31, 2011 and 2010, the unamortized balances of debt issuance costs of $30.8 million and $32.8 million are included in other assets on the consolidated balance sheets, respectively.

Exploration Costs

Costs related to locating coal deposits and evaluating the economic viability of such deposits are expensed as incurred.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost, or at fair value in the case of acquired businesses. Interest costs applicable to major additions are capitalized during the construction period. Interest costs capitalized for continuing operations for the years ended December 31, 2011, 2010, and 2009, were $36.7 million, $19.1 million, and $7.2 million, respectively. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Asset retirement obligations (AROs) for the various assets have been recorded as components of the specific assets. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives by category of assets are as follows:

Machinery and equipment	3–20 years
Buildings and structures	3–40 years
Other	3–20 years

Mine Development

Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units of production method over the estimated life of the mineral reserves. Additionally, the ARO for the mine development asset has been recorded as a component of mine development. Revenue generated from all mining production during development is offset against the costs of developing the new mines.

Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed for recoverability. If this review indicates that the carrying value of the assets will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value through an impairment loss.

Asset Retirement Obligation and Reclamation

The Companies’ AROs consist primarily of spending estimates related to reclaiming surface land and support facilities at our underground mines in accordance with federal and state reclamation laws as defined by each mining permit. These obligations are typically incurred at the time development of a mine commences for underground mines or when construction begins for support facilities, refuse areas and slurry ponds and recognized at fair value at that date. The Companies estimate their ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and market risk premium and then discounted at the credit-adjusted, risk-free rate. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset on a straight-line basis. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free interest rate.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Regulatory Matters

Federal, state, and, to a lesser extent, local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and availability. One of the primary regulatory matters affecting the Companies’ mining operations, as well as its competitors, pertains to the federal Surface Mining Control and Reclamation Act of 1977 (SMCRA), which is administered by the Office of Surface Mining Reclamation and Enforcement (OSM). The Companies obtain SMCRA permits and permit renewals for their mining operations from the Illinois Department of Natural Resources – Land Reclamation Division. The Companies’ mine and reclamation plans incorporate the provisions of SMCRA, the state programs, and the complementary environmental programs that impact coal mining.

SMCRA stipulates compliance with many other major environmental programs. These programs include the Clean Air Act; Clean Water Act; Resource Conservation and Recovery Act (RCRA); and Comprehensive Environmental Response, Compensation, and Liability Acts (CERCLA). Besides OSM, other federal regulatory agencies involved in mining oversight activities include the Environmental Protection Agency (EPA) that regulates the Clean Water Act, RCRA, and CERCLA; the United States Army Corps of Engineers that regulates activities affecting navigable waters; and the United States Bureau of Alcohol, Tobacco, and Firearms that regulates the use of explosive blasting. The Illinois Department of Natural Resources – Land Reclamation Division and the Illinois EPA are authorized by OSM and EPA to regulate monitoring or carry out permitting specific aspects of mining operations that pertain to the applicable laws cited above.

The Companies endeavor to conduct their mining operations in compliance with all applicable federal, state, and local laws and regulations. Costs associated with regulatory compliance are accrued when incurred to the extent such costs can be reasonably estimated or otherwise determined.

Other Mining-Related Costs and Obligations

Significant components of mining costs are wages and related benefit costs which are paid to employees and the employees of the Companies’ affiliates. Under the current mining arrangements, the Companies’ labor arrangements are not subject to United Mine Workers of America or other organized labor contracts or other voluntary programs with nonunion employees that frequently provide for long-term benefits, including defined benefit pensions and health care coverage for retired employees and future retirees and their dependents. The Companies have obtained workers’ compensation coverage from an independent provider. This coverage has no collateral or deductible. It includes federal and state black lung and is billed on an annual basis based on estimated gross payroll.

Income Taxes

The Companies and their controlled entities were established as Limited Liability Companies (LLCs) or Limited Partnerships (LPs), thus for federal and, if applicable, state and local income tax purposes, the Companies are treated as a partnership. No provision for income taxes related to the operations of the partnership has been included in the accompanying consolidated financial statements because, as a partnership, it is not subject to federal or state income taxes and the tax effect of its activities accrues to the unit holders. Net income for financial statement purposes may differ significantly from taxable income reportable to unit holders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

allocation requirements under its partnership agreement. In the event of an examination of the tax return, the tax liability of the partners could be changed if an adjustment in the partnership’s income is ultimately sustained by the taxing authorities.

Statement of Cash Flows

In preparing the 2011 consolidated financial statements, the Companies determined that certain non-cash transactions were previously improperly included in the consolidated statements of cash flows for the years ended December 31, 2010 and 2009 as cash transactions. Accordingly, the consolidated statements of cash flows for the years ended December 31, 2010 and 2009 have been restated as follows:

	2010		2009
	(as Originally Reported)	(as Restated)	(as Originally Reported)	(as Restated)
Operating activities
Adjustments to reconcile net income:
Change in estimate – ARO	$(5,040)	$(123)	$—	$—
Change in other assets	(24,689)	(262)	—	—
Change in other liabilities	—	—	21,920	—
Net cash from operating activities	32,044	61,388	107,400	85,480

Investing activities
Investment in mining rights, equipment, and development	(255,460)	(277,409)	(348,445)	(326,525)
Net cash from investing activities	(250,168)	(272,117)	(408,714)	(386,794)

Financing activities
Proceeds from notes and equipment loans	482,595	475,200	—	—
Net cash from financing activities	203,486	196,091	—	—

These changes had no effect on consolidated net income, or any consolidated income statement or balance sheet line items for the periods presented.

In addition, the supplemental disclosure of non-cash financing activities related to financing of equipment, interest, and debt issuance costs for 2010 has been restated based upon the above.

3. Property, Plant, Equipment, and Mine Development

Property, plant, equipment, and mine development consist of the following at December 31 (in thousands):

	2011	2010
Land and land options	$64,009	$58,526
Mineral rights	42,744	42,744
Machinery and equipment	827,484	595,798
Buildings and structures	174,233	144,335
Mine development costs	494,125	326,534
Other	5,464	2,093
Less accumulated depreciation, depletion, and amortization	(284,259)	(174,605)

	$1,323,800	$995,425

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

3. Property, Plant, Equipment, and Mine Development (continued)

At December 31, 2011, the Companies have committed approximately $56.4 million for equipment contracts to bring certain mining operations into full production.

4. Related-Party Transactions

The Companies and other affiliated entities shown below routinely engage in transactions in the normal course of business with other affiliated entities under common control, including obtaining contract mining labor, administrative services, and other services and supplies incidental to the production of coal and development of the mine locations. The Companies had affiliate accounts receivable and payable as follows (in thousands):

		Receivable (Payable) at December 31
Affiliated Company	Description of Service	2011	2010
Jacob Materials Handling, LLC	Affiliate advance	$4	$—
Gatling Ohio	Affiliate advance	20	—
Raven Energy, LLC	Affiliate advance	88	—

		$112	$—

Natural Resource Partners, LP (NRP, LP)	Royalties and transportation fees	$(7,180)	$(5,288)
Ruger Coal Company	Royalties	(151)	—
Gatling	Affiliate advance	(12)	—
Gatling Ohio	Affiliate advance	(2)	—
Foresight Management, LLC	Labor, employee benefits, and equipment	(10,754)	(2,769)

		$(18,099)	$(8,057)

A summary of transactions with affiliated entities is as follows for the years ended December 31 (in thousands):

	2011	2010	2009
Royalties to NRP, LP	$44,833	$37,417	$21,454
Royalties to Foresight Reserves	7,924	867	309
Fees for transportation services paid to NRP, LP	10,279	10,295	9,768
Allocated management costs to Foresight Energy from Foresight Reserves	15,546	10,532	6,980

Royalties to NRP, LP and Foresight Reserves are included in prepaid royalties or cost of coal sales. Fees for transportation services to NRP, LP are also included in cost of coal sales. Allocated management costs are included in selling, general, and administrative costs in the consolidated statements of operations. In addition, the Companies pay interest to NRP, LP under the sale-leaseback financing arrangement (see Note 6).

In addition, at December 31, 2010 and 2009, certain reclamation bond collateral of $18.9 million and $18.7 million, respectively, was maintained by Foresight Reserves. There was no reclamation bond collateral maintained by Foresight Reserves nor by any of the Companies at December 31, 2011. The Companies also entered into various lease agreements with affiliates as described in Note 7. Foresight Reserves, the parent of Foresight Energy, allocates certain management costs to Foresight Energy. Labor, benefits, and travel costs are allocated for employees whose primary duties are on behalf of Foresight Energy. Plane usage costs are allocated

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

4. Related-Party Transactions (continued)

based on review of the flight logs, including hours, passengers, destinations, and purposes to determine whether a flight was on behalf of Foresight Energy. Fair value billing rates for the respective aircraft obtained from a third party were utilized to determine plane usage costs.

During the third quarter of 2011, our parent, Foresight Reserves, acquired the IC Railmarine Terminal located in Convent, Louisiana. This terminal facility will give our Companies additional opportunity to ship coal internationally. In addition, during the fourth quarter of 2011, Foresight Reserves transferred approximately $9.2 million of certain properties, primarily including land and an aircraft, to the Companies.

5. Long-Term Debt

Long-term debt at December 31 consists of the following (in thousands):

	2011	2010
9.625% Senior notes due 2017	$397,867	$397,594
Revolving credit agreement due 2014	324,000	90,000
5.780% Longwall financing arrangement	95,243	78,239
5.555% Longwall financing arrangement	80,301	39,455
Other notes	—	102

Total long-term debt	897,411	605,390
Less current portion	16,238	—

Long-term debt	$881,173	$605,390

Because of the inherent difficulty in distinguishing the elements of certain subsidiaries’ capital structures, the historical income statements of those subsidiaries have not included an interest charge on intercompany funding related to the operations of these subsidiaries. To fund the subsidiaries, Foresight Energy’s parent made capital contributions funded with debt. Repayments of such debt were then made through distributions from the subsidiaries to the parent. Management analyzed both the cash distributions and cash contributions to the various affiliated subsidiaries and allocated a portion of the debt to each of the entities. The analysis included cash transfers between the related entities for the period of January 1, 2010 through August 12, 2010, and for the year ended December 31, 2009, to develop an average balance due to the parent. As such, debt from notes payable and accrued interest was reclassified to affiliate payable debt to reflect the appropriate discontinued operations and reorganization changes. The parent’s consolidated average borrowing rate of 8.00% and 10.37% for the period of January 1, 2010 through August 12, 2010, and for the year ended December 31, 2009, respectively, was then applied to the average balances of $530.7 million and $330.0 million, for the periods ended August 12, 2010 and December 31, 2009, respectively, to reflect a charge on intercompany debt. Total debt allocated to continuing operations was approximately $150.3 million and $345.0 million at August 12, 2010 and December 31, 2009, respectively, and total interest expense allocated to continuing operations was $14.8 million and $46.0 million for the period of January 1, 2010 through August 12, 2010, and for the year ended December 31, 2009, respectively. Total debt allocated to discontinued operations was approximately $380.5 million and $136.0 million at August 12, 2010 and December 31, 2009, respectively, and total interest expense allocated to discontinued operations was $16.9 million and $19.0 million for the period of January 1, 2010 through August 12, 2010, and for the year ended December 31, 2009, respectively.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

5. Long-Term Debt (continued)

9.625% Senior Notes and Revolving Credit Agreement

On August 12, 2010, the Companies issued $400.0 million in senior notes due August 15, 2017. The senior notes are guaranteed on a senior unsecured basis by all of the Companies other than Foresight Energy Corporation, co-issuer of the notes. After certain fees and expenses were paid, the net proceeds of the financing agreement totaled approximately $387.5 million. The senior notes have an interest rate of 9.625%. Interest is due semiannually each February 15 and August 15. An initial discount on the senior notes of $2.5 million is being amortized using the effective interest method. During 2011, $300 thousand of this discount was amortized and recorded to interest expense.

In addition, the Companies entered into a revolving credit commitment of $285.0 million, of which a maximum of $125.0 million is available to secure letters-of-credit in lieu of drawing down cash. During November of 2011, one of the Companies’ lenders increased their credit commitment under this facility by $20.0 million resulting in an increase in the total facility size to $305.0 million. On December 15, 2011, the Companies completed an amendment that increased the total facility size to $400.0 million. In addition, the amendment eliminated certain covenants related to capital expenditure limitations and modified the net leverage ratio test. The revolving credit agreement bears interest at floating rates based on a Eurodollar rate or a bank base rate, at the Companies’ election, plus applicable margins (4.300% at December 31, 2011) and is paid quarterly. The revolving credit facility expires on August 12, 2014 and is collateralized by virtually all assets of the business other than those subject to sale-leaseback financing arrangements (see Note 6). Both the senior notes and the revolving credit facility contain certain standard debt covenants for which the Companies were in compliance at December 31, 2011.

The proceeds from the senior notes, revolving credit agreement and the equity contributions were used to repay certain existing debt and financing arrangements, fund capital expenditures and for working capital needs. Total other fees related to the transactions were approximately $3.2 million and $17.5 million in 2011 and 2010, respectively, and have been capitalized as debt issuance costs.

On behalf of the Companies, Foresight Reserves also assumed a $5.0 million warrant related to a prior financing transaction with Williamson Royalty Ventures (an unrelated third-party private equity company) which allowed for the purchase of 300 Class B Units of Upper Wilgat at a price of $50 thousand per Class B Unit. In addition to the $5.0 million original issuance amount, Foresight Reserves assumed the remaining liability from this prior financing, comprised primarily of accrued interest and any prepayment fees, due from the Companies to Williamson Royalty Ventures, thus relieving the Companies of any future liabilities to Williamson Royalty Ventures.

At December 31, 2011, the Companies had $76.0 million remaining capacity on its revolving credit facility, which could be used to draw cash or to secure letters of credit.

5.780% Longwall Financing Arrangement

On January 5, 2010, Sugar Camp Energy, as the borrower and guarantor, and Foresight Reserves, as a guarantor, entered into a credit agreement with financial institutions Calyon Deutschland Neiderlassung Einer Französischen Société Anonyme and Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent. The credit agreement provides financing for the longwall mining system and related parts and accessories of up to $83.4 million toward the $98.1 million estimated cost of the longwall

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

5. Long-Term Debt (continued)

mining system. In addition, the financing agreement provides for financing of $4.9 million of loan fees and $9.4 million of eligible interest on the loan during the construction of the longwall mining system. The financing arrangement is collateralized by the longwall mining system and its related equipment. The loan provides a total commitment of approximately $97.8 million. Interest accrues on the note at a fixed rate per annum of 5.780% and is due semiannually on the last day of June and December until maturity. Principal is to be repaid in 17 equal semiannual payments commencing on June 30, 2012. Effective May 27, 2011, Foresight Reserves was released as guarantor and replaced by the Companies.

5.555% Longwall Financing Arrangement

On May 14, 2010, Hillsboro Energy, as the borrower and guarantor, and Foresight Reserves, as a guarantor, entered into a credit agreement with financial institutions Calyon Deutschland Neiderlassung Einer Französischen Société Anonyme and Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent. The credit agreement provides financing for the longwall mining system and related parts and accessories of up to $77.3 million toward the $91.0 million estimated cost of the longwall mining system. In addition, the financing agreement provides for financing of $4.5 million of loan fees and $7.5 million of eligible interest on the loan during the construction of the longwall mining system. The financing arrangement is collateralized by the longwall mining system and its related equipment. The loan provides a total commitment of approximately $89.3 million. Interest accrues on the note at a fixed rate per annum of 5.555% and is due on June 15, 2012 and each last day of March and September until maturity, unless considered as eligible interest as noted above. Principal is to be paid in 17 equal semiannual payments over eight years starting on September 30, 2012. Effective May 27, 2011, Foresight Reserves was released as guarantor and replaced by the Companies.

The guaranty agreements between the lender and the Companies related to the 5.780% and 5.555% longwall financing arrangements contain certain financial covenants that thereafter require compliance with debt service coverage and leverage ratios as well as limitations on capital expenditures. In March of 2012, the Companies amended the covenants retroactively to December 31, 2011, to conform to the covenants of the revolving credit facility. At December 31, 2011, the Companies were in compliance with these debt covenants.

The following summarizes the maturities of long-term debt at December 31, 2011, for the continuing operations (in thousands):

Long-Term Debt
2012	$16,238
2013	21,270
2014	345,270
2015	21,270
2016	21,270
Thereafter	472,093

$897,411

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

6. Sale-Leaseback Financing Arrangement

On January 27, 2009, Macoupin Energy entered into a sales agreement (Sales Agreement) with WPP, LLC (WPP) and HOD, LLC (HOD) (WPP and HOD are entities held by NRP, LP) to sell certain mineral reserves and rail facility assets. NRP, LP and the parent of Foresight Energy have a common significant shareholder. Macoupin Energy received a total of $143.5 million in cash in exchange for certain mineral reserve and transportation assets. Simultaneous with the closing, Macoupin Energy entered into a lease transaction with WPP for mining of the mineral reserves (Mineral Reserves Lease) and with HOD for the use of the rail loadout and rail loop (Rail Loadout and Rail Loop Lease). The Mineral Reserves Lease is a 20-year noncancelable lease that contains renewal elections for six additional five-year terms. The Rail Loadout and Rail Loop leases are 99-year noncancelable leases. Under the Mineral Reserves Lease, Macoupin Energy makes monthly payments equal to the greater of $5.40 per ton or 8% of the sales price plus $0.60 per ton for each ton of coal sold from the leased mineral reserves, subject to a minimum royalty amount of $4.0 million per quarter through December 31, 2028. Under the Rail Loadout Lease, Macoupin Energy makes monthly payments of $1.50 per ton for each ton that is loaded through the Rail Loadout. Under the Rail Loop Lease, Macoupin Energy makes monthly payments of $1.50 per ton for each ton that is transported on the rail loop.

The Sales Agreement, Mineral Reserve Lease, Rail Loadout Lease, and Rail Loop Lease are accounted for on a combined basis as a financing arrangement (Sale-Leaseback Financing Arrangement). As a result, the proceeds received under the Sales Agreement are treated as a liability for Macoupin Energy. Interest is accrued on the outstanding principal amount of the liability using an implied interest rate which was initially determined at inception of the leases and is adjusted monthly for changes in future expected amounts and timing of payments based on the mining plan. The payments are applied against any unpaid accrued interest and any excess is applied against the outstanding principal.

At December 31, 2011 and 2010, the amount outstanding under the Sale-Leaseback Financing Arrangement was $143.5 million and is classified as noncurrent on the balance sheet. Payments of the principal amount of the liability are expected to commence in 2044 based upon the current mining plan. The effective interest rate on the financing, which is derived from the timing and tons of coal to be mined as set forth in the current mine plan and the related cash payments, was 14%, 16%, and 16% for the years ended December 31, 2011, 2010, and 2009, respectively. Macoupin Energy recorded interest expense of $13.1 million, $23.4 million, and $19.2 million for the years ended December 31, 2011, 2010, and 2009, respectively, related to the Sale-Leaseback Financing Arrangement. Revisions to the mine plan, which will occur periodically as the Company evaluates and revises its estimates of the quantity and timing of tons to be mined, could have the effect of increasing or further decreasing the effective interest rate on the sale-leaseback. The Company accounts for such changes by adjusting in the current period, the life to date interest recorded on the sale-leaseback to reflect the new effective interest rate as if it were applied from the inception of the sale-leaseback. During the fourth quarter of 2011, changes to the Macoupin mine plan resulted in a reduction of the estimated effective interest rate and, therefore, interest expense of $10.7 million.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

6. Sale-Leaseback Financing Arrangement (continued)

The following summarizes the maturities of the Sale-Leaseback Financing Arrangement, and accrued interest at December 31, 2011, for the continuing operations (in thousands):

	Sale-Leaseback Financing Arrangement	Accrued Interest
2012	$—	$4,670
2013	—	—
2014	—	—
2015	—	—
2016	—	—
Thereafter	143,484	—

	$143,484	$4,670

7. Lease Obligations

The Companies lease certain surface rights, mineral reserves, mining, transportation, and other equipment under various lease agreements with related entities under common ownership, NRP, LP, and other independent third parties. These leases are subject to certain terms and conditions and can generally be renewed as long as the mineral reserves are being developed and mined until all economically recoverable reserves are depleted or until mining operations cease. Generally, the mineral reserve leases contain provisions that require the payment of minimum royalties regardless of the volume of coal produced or the level of mining activity. The leases generally require a production royalty at the greater amount of a base amount per ton or a percent of the gross selling price of the coal. Some of these agreements also require overriding royalty and/or wheelage payments dependent upon the specific agreement. Transportation leases generally require a per ton fee amount for coal transported at the facility and contain certain escalation clauses and/or renegotiation clauses for the amounts. For certain transportation assets, the Companies are responsible for operations, repairs, and maintenance and for keeping transportation facilities in good working order. Surface rights, mining, and other equipment leases require monthly payments based upon the specified agreements. Certain of these leases provide options for the purchase of the property at various times during the life of the lease, generally at its then fair market value. Under the terms of some mineral reserve mining leases, the Companies are to use commercially reasonable efforts to acquire additional mineral reserves in certain properties as defined in the agreements. Under the agreement, the Companies are responsible for the acquisition costs and the assets are to be titled to WPP.

The Companies also lease certain office space under leases with varying expiration dates.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

7. Lease Obligations (continued)

The following presents future minimum royalty payments, by year, required under leases with related entities with initial terms greater than one year, as of December 31, 2011 (in thousands):

Minimum Royalties
2012	$43,667
2013	55,667
2014	55,667
2015	55,667
2016	55,667
Thereafter	529,502

Total minimum royalty payments	$795,837

The following presents future minimum rental and royalty payments, by year, required under leases with third parties with initial terms greater than one year, as of December 31, 2011 (in thousands):

	Minimum Royalties	Operating Lease Agreements
2012	$2,004	$3,932
2013	2,004	3,744
2014	2,004	2,807
2015	2,004	321
2016	2,004	273
Thereafter	17,201	—

Total minimum lease payments	$27,221	$11,077

Total rental expense under these agreements for the years ended December 31, 2011, 2010, and 2009 were approximately $5.3 million, $5.8 million, and $4.6 million for continuing operations, respectively.

8. Derivative Financial Instruments

Coal Commodity Contracts

During 2011, the Companies entered into various coal commodity contracts. At December 31, 2011, the Companies had no outstanding coal commodity contracts. For the year ended December 31, 2011, the Companies recognized a $2.4 million net gain related to these contracts in the consolidated statement of operations.

Oil and Diesel Fuel Futures Contracts

During 2009 and 2010, the Companies had an oil and diesel futures contract which expired during 2010. The total gain or (loss) in the contract for 2010 and 2009 was $0 and $54 thousand, respectively. At December 31, 2011 and 2010, there were no outstanding diesel future contracts.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

8. Derivative Financial Instruments (continued)

Interest Rate Swaps

During 2009 through August of 2010, the Companies had interest rate swap agreements that were terminated during 2010. The total losses on the interest rate swaps included in interest expense in continuing operations for 2010 and 2009 were $1.5 million and $586 thousand, respectively. At December 31, 2011 and 2010, there were no outstanding interest rate swaps.

9. Asset Retirement Obligations and Reclamation

The Companies’ asset retirement obligations arise from certain federal and state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The required reclamation activities to be performed are outlined in the Companies’ mining permits. The Companies review their asset retirement obligation at least annually and make necessary adjustments for permit changes as granted by state authorities and for revisions of estimates of the amount and timing of costs. Changes in the carrying amount of the Companies’ asset retirement obligations were as follows:

	2011	2010	2009
	(In Thousands)
Balance at January 1 (including current portion)	$22,320	$25,909	$2,441
Additions resulting from property acquisitions or construction	—	—	23,144
Accretion expense	1,705	2,011	1,655
Expenditures for reclamation activities	(753)	(560)	(306)
Adjustments to the liability from changes in estimates	(3,305)	(5,040)	(1,025)

Balance at December 31	19,967	22,320	25,909
Current portion of asset retirement obligation	317	534	1,044

Noncurrent portion of asset retirement obligation	$19,650	$21,786	$24,865

The credit-adjusted, risk-free interest rates were 8.64%, 11.15%, and 7.31% at December 31, 2011, 2010, and 2009, respectively.

10. Employee Benefit Plans

The Companies offer safe harbor 401(k) plans (the Plans) for all employees who are eligible to participate. Employees are immediately eligible to participate upon becoming a full-time employee with the Companies. The Plans allow for the deferral of all or part of a participant’s compensation, as defined by the Plans, up to the current limits provided by the Internal Revenue Service. Participants may elect to have their deferred compensation invested in one of several investment alternatives. The safe harbor matching feature calls for the employers to contribute 100% of each participant’s elective deferrals up to 3% of the participant’s compensation, and 50% of the deferral that exceeds 3% of compensation, not to exceed a total employer contribution of 4% of compensation.

Employer contributions for the continuing operations under the Plans for the years ended December 31, 2011, 2010, and 2009 were $1.6 million, $1.1 million, and $795 thousand, respectively.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

10. Employee Benefit Plans (continued)

The Companies also provide medical coverage (through a self-funded health plan) and life insurance coverage for current employees. Essentially all employees are eligible for these benefits as of their hire date, with cessation of benefits upon termination of employment with the Companies. As of December 31, 2011 and 2010, the continuing operations have accrued approximately $957 thousand and $608 thousand, respectively, for health claims incurred but not reported. The amount is based on historical claims activity and the amount of claims processed and paid subsequent to the respective year-end, that were for services rendered prior to that date. Expenses for continuing operations for the years ended December 31, 2011, 2010, and 2009, approximated $7.6 million, $4.8 million, and $3.8 million, respectively.

11. Risk Concentrations

Credit Risk and Major Customers

The Companies determine creditworthiness and credit limits for trade customers and counterparties in the over-the-counter coal market. Generally, credit is extended based on an evaluation of the customer’s financial condition. Collateral is not generally required, unless credit cannot be established. Credit losses are provided for in the financial statements and historically have been minimal.

The Companies market their coal principally to electric utilities in the United States. Sales to customers in foreign countries for continuing operations were $212.2 million, $116.8 million, and $97.2 million for the years ended December 31, 2011, 2010, and 2009, respectively. As of December 31, 2011 and 2010, accounts receivable for continuing operations from electric utilities located in the United States totaled $13.3 million and $10.1 million, respectively, or 46% and 39% of total trade receivables, respectively.

Coal Sale Agreements

For the year ended December 31, 2011, sales (including spot sales) to the Companies’ two largest customers were $77.7 million and $54.9 million, respectively (representing approximately 16% and 11% of the Companies’ revenue, respectively). For the year ended December 31, 2010, sales (including spot sales) to the Companies’ two largest customers were $67.3 million and $61.7 million, respectively (representing approximately 19% and 17% of the Companies’ revenue, respectively). For the year ended December 31, 2009, sales (including spot sales) to the Companies’ two largest customers were $61.6 million and $54.0 million, respectively (representing approximately 23% and 20% of the Companies’ total revenue, respectively).

The Companies are committed, under long-term contracts, to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices and delivered quality. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Companies and their continuing operations subsidiaries sold approximately 9.6 million, 7.0 million, and 5.9 million tons of coal in the years ended December 31, 2011, 2010, and 2009, respectively. For the years ended December 31, 2011, 2010, and 2009, approximately 76%, 83%, and 33% of this tonnage, respectively (representing approximately 79%, 86%, and 28% of the Companies’ revenue, respectively), was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $35.40 to $95.00 per ton for the year ended December 31, 2011, $30.00 to $95.00 per ton for the year ended December 31, 2010, and $27.68 to $85.21 per ton for the year ended December 31, 2009. Long-term contracts ranged in remaining life from one to nine years.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

11. Risk Concentrations (continued)

As of December 31, 2011, Foresight Energy had several commitments under sales contracts with terms to deliver coal through 2020, or until termination or cancellation as allowed under the agreements. The agreements specify various terms and conditions, including the price per ton with annual sales commitments of 12.8 million tons for 2012 and 14.0 million tons for 2013. The price of coal is based on contract prices and is adjusted based on coal quality.

Transportation

The Companies depend on barge, rail, and truck transportation systems to deliver coal to their customers. Disruption of these services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair the Companies’ ability to supply coal to their customers, resulting in decreased shipments. As such, the Companies have entered into long-term contracts with transportation providers to ensure transportation is available to transport their coal.

Transportation Commitment

On June 15, 2011, Savatran entered into a transportation agreement with Canadian National Railway Company (Canadian National) for the transportation of coal from the origin point to a terminal point which remains in effect until December 31, 2021. Savatran agreed to pay Canadian National a rate per car based on the point of origin as specified in the agreement, and has agreed to transport a minimum of 3.0 million tons in 2012, 4.0 million in 2013, and 8.0 million tons per year from 2014 through 2021. The contract contains a liquidated damages clause for each ton that Savatran is under the minimum.

12. Fair Values of Financial Instruments

A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

•	Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets.

•

Level 2 is defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 is defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

The Companies had no Level 1, 2, or 3 assets or liabilities measured at fair value at December 31, 2011 or 2010.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

12. Fair Values of Financial Instruments (continued)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended (in thousands):

	2010	2009
Balance, January 1	$23,810	$24,970
Total gains or losses (unrealized/realized):
Included in earnings	—	(60)
Purchases, issuances, and settlements	(23,810)	(1,100)

Balance, December 31	$—	$23,810

At December 31, 2011, the fair value of the senior notes was approximately $410.0 million. At December 31, 2011, the fair value of the sale leaseback financing arrangement approximates its carrying value.

13. Variable Interest Entities

The Companies consolidate VIEs of which they are the primary beneficiary. The liabilities recognized as a result of consolidating these VIEs do not necessarily represent additional claims on the general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Companies’ general assets. There are no restrictions on the VIE assets that are reported in the Companies’ general assets.

The total consolidated VIE assets and liabilities reflected in the Companies’ consolidated balance sheets for continuing operations are as follows:

	December 31
	2011	2010
Assets:
Cash	$3,283	$672
Receivables	5,177	170
Prepaid insurance	3,426	1,722
Other assets	186	755

Total assets	$12,072	$3,319

Liabilities:
Accounts payable	$1,271	$581
Accrued expenses	3,272	1,486
Other liabilities	8,448	2,217

Total liabilities	$12,991	$4,284

14. Commitments and Contingencies

The Companies are subject to various market, operational, financial, regulatory, and legislative risks summarized in “Regulatory Matters” in Note 2. Numerous federal, state, and local governmental permits and approvals are required for mining operations. Federal and state regulations require regular monitoring of mines and other

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

14. Commitments and Contingencies (continued)

facilities to document compliance. The Companies believe that they have obtained all permits currently required to conduct present mining operations. From time to time in the normal course of business, the Companies may be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that a proposed exploration for, or production of, coal may have on the environment.

These requirements could prove costly and time consuming and could delay commencing or continuing exploration, development or production operations. Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, the Companies’ mining activities may be more closely regulated. Such legislation and regulations, as well as future interpretations and more rigorous enforcement of existing laws, may require substantial increases in equipment and operating costs and cause delays, interruptions, or a termination of operations, the extent of which cannot be predicted.

The Companies endeavor to conduct their mining operations in compliance with all applicable federal, state, and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry. To date, none of the violations or the monetary penalties assessed upon the Companies has been material.

Periodically, there are various claims and legal proceedings against the Companies arising from the normal course of business. Although counsel is unable to predict with certainty the ultimate outcome, in the opinion of management, these claims are matters incidental to the normal business conducted by the Companies. In the opinion of management, based upon consultation with the Companies’ outside legal counsel, such proceedings are substantially covered by insurance, and the ultimate disposition of such proceedings is not expected to have a material adverse effect on the Companies’ consolidated financial position, results of operations, or cash flows.

Performance Bonds

The Companies have outstanding surety bonds with third parties of approximately $39.9 million as of December 31, 2011 to secure reclamation and other performance commitments. The Companies are not required to post collateral for these bonds.

15. Discontinued Operations

As disclosed in Note 1, Foresight Energy’s Appalachian basin operations, along with several of the holding companies, have been accounted for as discontinued operations. On August 12, 2010, Foresight Energy distributed 100% of its investment in Gatling, Gatling Ohio, Meigs Point, Lower Wilgat, Middle Wilgat, and Upper Wilgat and all of their related subsidiaries and affiliates to Foresight Reserves, the parent of Foresight Energy.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

15. Discontinued Operations (continued)

The operating results of the discontinued operations are summarized below for the period of January 1, 2010 through August 12, 2010 and the year ended December 31, 2009 (in thousands):

	2010	2009
Total revenues	$41,452	$31,902
Total cost of sales	34,322	43,535

Gross income	$7,130	$(11,633)

Operating loss	$(12,237)	$(34,234)
Other expense	(28,656)	(16,311)

Loss from discontinued operations	$(40,893)	$(50,545)

16. Subsequent Events

In March 2012, Sugar Camp Energy entered into various agreements with HOD to sell and leaseback Sugar Camp Energy’s rail loadout facility. Sugar Camp Energy received $50.0 million in proceeds from the sale-leaseback agreement.

On March 30, 2012, the Companies executed a lease facility (the Lease Facility) with BB&T Equipment Finance and other institutions (the Banks) to fund the purchase of a set of longwall shields. The Banks will fund the remaining progress payments worth $35.3 million and reimburse the Companies for payments already made upon receipt of the longwall shields and final payment to the manufacturer. The rate will be determined on the date of funding based on a federal funds reference rate. The term of the Lease Facility will be between four and five years and the total size of the facility will be $58.2 million. As of March 30, 2012, $19.0 million had been borrowed under this Lease Facility at an interest rate of one-month LIBOR plus 5.0%.

Foresight Energy LLC, Subsidiaries, and Affiliates

Notes to Consolidated Financial Statements (continued)

17. Summary Quarterly Financial Information (Unaudited)

A summary of the unaudited quarterly results of continuing operations for the years ended December 31, 2011, 2010, and 2009 is presented below (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2011
Coal sales revenue	$112,468	$75,178	$171,285	$141,860
Operating income	30,698	7,294	47,857	34,541
Net income (loss) from continuing operations	18,465	(3,451)	35,635	31,548
Net income (loss)	18,465	(3,451)	35,635	31,548

December 31, 2010
Coal sales revenue	56,868	79,425	109,795	116,504
Operating income	9,094	28,583	29,974	22,435
Net (loss) income from continuing operations	(2,924)	19,976	17,485	15,118
Net loss from discontinued operations	(12,097)	(13,995)	(14,801)	—
Net (loss) income	(15,021)	5,981	2,684	15,118

December 31, 2009
Coal sales revenue	50,484	79,823	71,386	69,556
Operating income	5,585	19,363	16,028	19,738
Net (loss) income from continuing operations	(4,035)	9,729	(334)	8,729
Net loss from discontinued operations	(15,628)	(20,677)	(8,026)	(6,214)
Net (loss) income	(19,663)	(10,948)	(8,360)	2,515

During the fourth quarter of 2011, the Company recorded changes in accounting estimates for changes in the effective interest rate on the sale-leaseback transaction which reduced interest expense and net loss by $10.7 million each.

Foresight Energy LLC and Subsidiaries

Condensed Consolidated Balance Sheets

	(Unaudited) June 30, 2012	December 31, 2011
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$45,264	$51,761
Accounts receivable	61,597	32,077
Affiliate receivables	504	112
Inventories	94,042	62,073
Prepaid expenses	5,244	4,535
Other current assets	10,909	7,764

Total current assets	217,560	158,322
Property, plant, equipment and mine development, net	1,410,694	1,323,800
Prepaid royalties	43,914	30,397
Other assets	29,392	34,450

Total assets	$1,701,560	$1,546,969

Liabilities and members’ equity
Current liabilities:
Accounts payable	$59,140	$46,520
Current portion of long-term debt and short-term debt	34,489	16,238
Sale-leaseback financing arrangements	840	—
Asset retirement obligations	317	317
Accrued interest payable	21,904	19,781
Accrued expenses and other current liabilities	17,397	7,502
Affiliate payables	14,978	18,099

Total current liabilities	149,065	108,457
Long-term debt	878,360	881,173
Sale-leaseback financing arrangements	192,594	143,484
Asset retirement obligations	20,204	19,650

Total liabilities	1,240,223	1,152,764
Members’ equity (deficiency):
Controlling interests	462,217	395,124
Noncontrolling interests	(880)	(919)

Total members’ equity	461,337	394,205

Total liabilities and members’ equity	$1,701,560	$1,546,969

See accompanying notes.

Foresight Energy LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands)
Revenues
Coal sales	$213,834	$75,178	$355,185	$187,646
Costs and expenses
Cost of coal sales (excluding depreciation, depletion and amortization)	77,308	29,050	128,891	63,741
Transportation	40,627	13,174	68,282	37,456
Depreciation, depletion and amortization	28,014	12,106	43,312	27,827
Accretion on asset retirement obligations	328	426	632	852
Selling, general and administrative	7,520	8,510	13,315	15,140
Other operating (income) expense, net	(10,087)	97	(10,149)	117
Change in fair value of commodity contracts	—	4,521	—	4,521

Operating income	70,124	7,294	110,902	37,992
Other expense
Interest expense	18,879	10,745	34,489	22,978

Net income (loss)	51,245	(3,451)	76,413	15,014
Less: net income attributable to noncontrolling interests	45	16	86	38

Net income (loss) attributable to controlling interests	$51,200	$(3,467)	$76,327	$14,976

See accompanying notes.

Foresight Energy LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Members’ Equity (Deficiency)

	Controlling Interests	Noncontrolling Interests	Total
	(in thousands)
Members’ equity (deficiency) at December 31, 2010	$283,031	$(965)	$282,066
Cash contributed by members	30,000	—	30,000
Net income	14,976	38	15,014
Distributions	—	(27)	(27)

Members’ equity (deficiency) at June 30, 2011	$328,007	$(954)	$327,053

Members’ equity (deficiency) at December 31, 2011	$395,124	$(919)	$394,205
Net income	76,327	86	76,413
Distributions	(9,234)	(47)	(9,281)

Members’ equity (deficiency) at June 30, 2012	$462,217	$(880)	$461,337

See accompanying notes.

Foresight Energy LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2012	2011
	(in thousands)
Cash Flows From Operating Activities
Net income	$76,413	$15,014
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	43,312	27,827
Accretion on asset retirement obligations	632	852
Amortization of debt discount and deferred issuance costs	4,557	2,449
Change in fair value of commodity contracts	—	4,521
Loss on disposition of property, plant, equipment and mine development	27	—
Changes in assets and liabilities:
Accounts receivable	(29,521)	(1,761)
Affiliate receivables/payables, net	(3,513)	(1,385)
Inventories	(23,242)	(31,420)
Prepaid expenses	5,918	(5,176)
Other current assets	(2,476)	—
Prepaid royalties	(13,017)	(9,844)
Other assets	(1,061)	(2,790)
Accounts payable	12,670	7,553
Accrued interest payable	3,236	2,722
Accrued expenses and other current liabilities	9,895	3,373
Asset retirement obligations	(222)	(186)

Net cash provided by operating activities	83,608	11,749
Cash Flows From Investing Activities
Investment in property, plant, equipment and mine development	(137,238)	(145,483)
Proceeds from sale of equipment	2,898	—

Net cash used in investing activities	(134,340)	(145,483)
Cash Flows From Financing Activities
Member contributions	—	30,000
Repayments of short-term debt	(4,966)	—
Proceeds from long-term debt	58,135	95,130
Repayments of long-term debt	(49,603)	(102)
Proceeds from sale-leaseback financing arrangement	49,950	—
Distributions	(9,281)	(27)

Net cash provided by financing activities	44,235	125,001

Net change in cash and cash equivalents	(6,497)	(8,733)
Cash and cash equivalents, beginning of period	51,761	33,451

Cash and cash equivalents, end of period	$45,264	$24,718

Supplemental Information:
Interest paid, net of amounts capitalized	$25,507	$20,253

Supplemental disclosures of non-cash financing activities:
Purchases of equipment under finance agreement	$2,837	$25,839

Financing of interest and vendor obligations	$8,880	$—

See accompanying notes.

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Foresight Energy LLC (“Foresight Energy”), a perpetual-term Delaware limited liability company, was formed on September 5, 2006, for the purpose of holding an ownership interest in various affiliated (and in some cases preexisting) entities under common control. Foresight Energy is a wholly owned subsidiary of Foresight Reserves, LP (“Foresight Reserves”). Foresight Energy’s principal operation is the development, mining, transportation and sale of coal mined in the Illinois Basin. Foresight Energy is currently operating or developing four underground mining complexes (Williamson, Sugar Camp, Hillsboro and Macoupin). The mined coal is sold to a diverse customer base including electric utility and industrial companies in the eastern United States, as well as the seaborne thermal coal market. The unaudited condensed consolidated financial statements include the accounts of Foresight Energy, its subsidiaries and variable interest entities (“VIEs”) for which we are the primary beneficiary (collectively, “the Companies”). The Companies operate in a single reportable segment. All significant intercompany transactions are eliminated in consolidation. None of the Companies or its affiliates’ labor force is represented by a collective bargaining unit. The Companies are subject to federal, state and local environmental laws and regulations.

The accompanying unaudited condensed consolidated interim financial statements contain all significant adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary to present fairly our consolidated financial position, consolidated results of operations and our consolidated cash flows for all periods presented. In preparing the unaudited condensed consolidated financial statements, management used estimates and assumptions that may affect reported amounts and disclosures. To the extent there are material differences between the estimates and actual results, the impact to our financial condition or results of operations could be material. The unaudited condensed consolidated financial statements do not include footnotes and certain financial information as required annually under accounting principles generally accepted in the United States of America (GAAP), and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2011. The results of operations for the three and six months ended June 30, 2012 are not necessarily indicative of results that can be expected for the fiscal year ending December 31, 2012.

2. Inventories

Inventories consist of the following:

	June 30, 2012	December 31, 2011
	(In thousands)
Parts and supplies inventory	$21,396	$15,639
Raw coal	10,000	9,382
Clean coal	62,646	37,052

	$94,042	$62,073

Parts and supplies inventory consists of spare parts for equipment and supplies used in the mining process. Raw coal represents coal stockpiles that require further processing prior to shipment to a customer. Clean coal represents coal stockpiles that will be sold in their current condition. Coal inventory costs include labor, supplies, transportation costs, depreciation, depletion, amortization and operating overhead. Inventories are valued at the lower of average cost or market.

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

3. Property, Plant, Equipment and Mine Development, Net

Property, plant, equipment and mine development, net consists of the following:

	June 30, 2012	December 31, 2011
	(In thousands)
Land	$65,195	$64,009
Mineral rights	42,728	42,744
Machinery and equipment	912,452	827,484
Buildings and structures	176,803	174,233
Mine development costs	562,917	494,125
Other	5,088	5,464

Property, plant, equipment and mine development	1,765,183	$1,608,059
Less: accumulated depreciation, depletion, and amortization	(354,489)	(284,259)

Property, plant, equipment and mine development, net	$1,410,694	$1,323,800

During the development stage, the Companies establish access to the mineral reserves and make other preparations for commercial production. Mine development costs principally include clearing land, building roads, sinking shafts, driving slopes and developing ventilation and transportation passageways. Mine development costs incurred during the development phase are capitalized and proceeds from the incidental sale of coal while a mine is in the development phase are recorded as a reduction of the related mine development costs.

The Hillsboro mining complex’s first longwall mine is currently in the development stage and mine development costs are being capitalized until principal operations begin, which is anticipated in the third quarter of 2012. Principal operations at Sugar Camp’s first longwall mine began on March 1, 2012. Prior to commencing longwall operations, this mine was considered to be in the development phase. Incidental coal proceeds generated during the development phase of these mines of $24.4 million and $7.9 million for the three months ended June 30, 2012 and 2011, respectively, and $42.5 million and $13.0 million for the six months ended June 30, 2012 and 2011, respectively, have been recorded as a reduction of capitalized mine development costs.

4. Short-Term Debt

The Companies finance a portion of their annual insurance premiums through the issuance of short-term debt. The note bears a fixed interest rate of 2.576%. At June 30, 2012 and December 31, 2011, the Companies had $1.7 million and $0, respectively, of obligations outstanding related to insurance financing.

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

5. Long-Term Debt

Long-term debt consists of the following:

	June 30, 2012	December 31, 2011
	(In thousands)
9.625% Senior Notes due 2017	$398,022	$397,867
Senior Secured Credit Facility	305,000	324,000
5.78% Longwall financing arrangement	89,640	95,243
5.555% Longwall financing arrangement	85,391	80,301
Longwall financing agreement	33,135	—

Total long-term debt	911,188	897,411
Less: current portion	32,828	16,238

Long-term debt	$878,360	$881,173

9.625% Senior Notes and Senior Secured Credit Facility

On August 12, 2010, Foresight Energy issued $400.0 million of 9.625% senior notes (“the Senior Notes”) due August 15, 2017. The Senior Notes are guaranteed on a senior unsecured basis by all of the operating subsidiaries of Foresight Energy other than Foresight Energy Finance Corporation, co-issuer of the notes. After certain fees and expenses were paid, the net proceeds from the Senior Notes totaled approximately $387.5 million. Interest is due semiannually on February 15 and August 15 of each year. The initial discount on the senior notes of $2.5 million is being amortized using the effective interest method over the term of the notes.

In addition, Foresight Energy also entered into a $285.0 million revolving credit facility (“the Senior Secured Credit Facility”), of which a maximum of $125.0 million was available to secure letters-of-credit in lieu of drawing down cash. The Senior Secured Credit Facility is guaranteed by all of the operating subsidiaries of Foresight Energy except Foresight Energy Finance Corporation and Foresight International Coal Sales Limited. In November 2011, one of the lenders to the Senior Secured Credit Facility increased its credit commitment under this facility by $20.0 million, resulting in an increase in the total facility size to $305.0 million.

On December 15, 2011, the Senior Secured Credit Facility was further amended to increase the total facility size to $400.0 million. Borrowings under our Senior Secured Credit Facility bear interest at a rate equal to, at our option, (1) British Bankers’ Association LIBOR (as published by Reuters) plus an applicable margin ranging from 3.0% to 4.0% or (2) a base rate plus an applicable margin ranging from 2.0% to 3.0%, in each case, determined in accordance with our consolidated net leverage ratio. Our average effective interest rate on our borrowings under the Senior Secured Credit Facility as of June 30, 2012 and December 31, 2011 was approximately 4.0% and 4.3%, respectively. We are also required to pay a commitment fee to the lenders under the Senior Secured Credit Facility for unutilized commitments; such commitment fees are determined in accordance with our consolidated net leverage ratio. The Senior Secured Credit Facility expires on August 12, 2014 and is collateralized by virtually all assets of the Foresight Energy and its subsidiaries, other than those assets subject to equipment notes, the longwall financing agreement and sale-leaseback financing arrangements (see Note 6).

At June 30, 2012, Foresight Energy had borrowings of $305.0 million outstanding under the Senior Secured Credit Facility and $2.0 million of letters of credit. There was $93.0 million and $76.0 million of remaining capacity under the Senior Secured Credit Facility as of June 30, 2012 and December 31, 2011, respectively, which could be used to draw cash or to secure letters of credit.

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

Both the Senior Notes and the Senior Secured Credit Facility are subject to customary debt covenants, including a consolidated interest coverage ratio and a consolidated net coverage ratio under the Senior Secured Credit Facility, for which the Companies were in compliance at June 30, 2012.

Longwall Financing Arrangements

On January 5, 2010, Sugar Camp Energy LLC (a subsidiary of Foresight Energy), as the borrower and guarantor, and Foresight Reserves, as a guarantor, entered into a credit agreement with a financial institution to provide financing for longwall mine equipment and related parts and accessories of up to $83.4 million toward the $98.1 million total estimated cost of the long-wall mining system. In addition, the financing agreement provided for financing of up to $4.9 million of loan fees and $9.4 million of eligible interest on the loan during the construction of the longwall mine equipment. The financing arrangement is collateralized by the longwall equipment. Interest accrues on the note at a fixed rate per annum of 5.78% and is due semiannually on the last day of June and December until maturity. Principal is due in 17 equal semiannual payments commencing on June 30, 2012. Effective May 27, 2011, Foresight Reserves was released as guarantor and replaced by Foresight Energy. The outstanding balance as of June 30, 2012 was $89.6 million.

On May 14, 2010, Hillsboro Energy LLC (a subsidiary of Foresight Energy), as the borrower and guarantor, and Foresight Reserves, as a guarantor, entered into a credit agreement with a financial institution to provide financing for a longwall mine equipment and related parts and accessories of up to $77.3 million toward the $91.0 million total estimated cost of the longwall mine equipment. In addition, the financing agreement provided for financing of $4.5 million of loan fees and $7.5 million of eligible interest on the loan during the construction of the longwall mine equipment. The financing arrangement is collateralized by the longwall mine equipment and provides a total commitment of approximately $89.3 million. Interest accrues on the note at a fixed rate per annum of 5.555% and was due beginning on June 15, 2012 and each last day of March and September until maturity, unless considered as eligible interest as noted above. Principal is due in 17 equal semiannual payments commencing on September 30, 2012. Effective May 27, 2011, Foresight Reserves was released as guarantor and replaced by Foresight Energy. The outstanding balance as of June 30, 2012 was $85.4 million.

The guaranty agreements between the lender and Foresight Energy related to the 5.78% and 5.555% longwall financing arrangements contain certain financial covenants that require compliance with debt service coverage and leverage ratios as well as limitations on capital expenditures. Effective December 31, 2011, the covenants were amended to conform to the covenants of the Senior Secured Credit Facility. At June 30, 2012, Foresight Energy was in compliance with these debt covenants.

On March 30, 2012, Foresight Energy entered into a longwall finance agreement with financial institutions to fund the purchase of longwall mine equipment. Foresight Energy has borrowings of $33.1 million outstanding under this facility as of June 30, 2012, which bears interest at the one-month LIBOR plus 5.00%. Foresight Energy expects to borrow an additional $25.1 million under this facility which we anticipate accounting for as a capital lease beginning on the date in which we take possession of the longwall equipment and make final payment to the manufacturer (the Funding Date). The rate will be determined on the Funding Date based on a federal funds reference rate. The term of the facility will be between four and five years and the total size of the Facility will be $58.2 million.

Fair Value

The carrying value of our long-term debt as of June 30, 2012 and December 31, 2011 was $911.2 million and $897.4 million, respectively. The fair value of our long-term debt as of June 30, 2012 and December 31, 2011 was $934.0 million and $912.0 million, respectively. The fair value of long-term debt was determined based on

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

the amount of future cash flows associated with each debt instrument discounted at our current estimated borrowing rate for similar debt instruments of comparable terms. This is considered a Level 3 fair value measurement. The fair values of our sale leaseback financing arrangements below approximate their carrying values.

6. Sale-Leaseback Financing Arrangements

Macoupin Energy Sale-Leaseback

On January 27, 2009, Macoupin Energy LLC (a subsidiary of Foresight Energy) entered into a sales agreement (the “Macoupin Sales Agreement”) with WPP, LLC (“WPP”) and HOD, LLC (“HOD”) (WPP and HOD are entities held by NRP, LP) to sell certain mineral reserves and rail facility assets. NRP, LP and the parent of Foresight Energy have a common significant shareholder. Macoupin Energy received a total of $143.5 million in cash in exchange for certain mineral reserve and transportation assets. Simultaneous with the closing, Macoupin Energy entered into a lease transaction with WPP for mining of the mineral reserves (the “Macoupin Mineral Reserves Lease”) and with HOD for the use of the rail loadout and rail loop (the “Macoupin Rail Loadout Lease and Rail Loop Lease”). The Macoupin Mineral Reserves Lease is a 20-year noncancelable lease that contains renewal elections for six additional five-year terms. The Macoupin Rail Loadout Lease and Rail Loop Lease are 99-year noncancelable leases. Under the Macoupin Mineral Reserves Lease, Macoupin Energy makes monthly payments equal to the greater of $5.40 per ton or 8.00% of the sales price plus $0.60 per ton for each ton of coal sold from the leased mineral reserves, subject to a minimum royalty amount of $4.0 million per quarter through December 31, 2028. Under the Macoupin Rail Loadout Lease, Macoupin Energy makes monthly payments of $1.50 per ton for each ton that is loaded through the rail loadout. Under the Macoupin Rail Loop Lease, Macoupin Energy makes monthly payments of $1.50 per ton for each ton that is transported on the rail loop.

The Macoupin Sales Agreement, Macoupin Mineral Reserve Lease, Macoupin Rail Loadout Lease and Rail Loop Lease are accounted for on a combined basis as a financing arrangement (the “Macoupin Sale-Leaseback”). As a result, the proceeds received under the Sales Agreement are treated as a long-term financing liability for Macoupin Energy. Interest is accrued on the outstanding principal amount of the obligation using an implied interest rate which was initially determined at inception of the leases and is adjusted monthly for changes in future expected amounts and timing of payments based on the mining plan. The payments are applied against any unpaid accrued interest and any excess is applied against the outstanding recorded obligation.

At June 30, 2012, the amount outstanding under the Macoupin Sale-Leaseback was $143.5 million, and is classified as noncurrent in the condensed consolidated balance sheets. Payments of the principal amount of the obligation are expected to commence in 2018 based upon the current mining plan. The effective interest rate on the financing obligation, which is derived from the timing and tons of coal to be mined as set forth in the current mine plan and the related cash payments, was approximately 14% at June 30, 2012 and December 31, 2011. Interest expense recorded on the Macoupin Energy Sale-Leaseback was $5.4 million and $5.6 million for the three months ended June 30, 2012 and 2011, respectively, and $10.1 million and $13.0 million for the six months ended June 30, 2012 and 2011, respectively. Revisions to the mine plan, which occur periodically as changes are made to estimates of the quantity and the timing of tons to be mined, will impact the effective interest rate. The Companies account for such changes by adjusting in the current period, the life-to-date interest previously recorded on the sale-leaseback to reflect the new effective interest rate as if it were applied from the inception of the sale-leaseback (i.e. retroactively applied). If there is a material change to the mine plan for the Macoupin complex, the impact of a change in the effective interest rate to our condensed consolidated statements of operations could be significant.

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

Sugar Camp Energy Sale-Leaseback

On March 6, 2012, Sugar Camp Energy LLC entered into a sales agreement with HOD (the “Sugar Camp Sales Agreement”). Sugar Camp Energy received a total of $50.0 million in cash in exchange for certain rail loadout assets. Simultaneous with the closing, Sugar Camp Energy entered into a lease transaction with HOD for the use of the rail loadout (the “Sugar Camp Rail Loadout Lease”). The Sugar Camp Rail Loadout Lease is a 20-year noncancelable lease that contains renewal elections for sixteen additional five-year terms. Under the Sugar Camp Rail Loadout Lease, Sugar Camp Energy will pay a monthly royalty of $1.10 per ton for every ton of coal mined from specified reserves and loaded through the rail loadout. The royalty is subject to adjustment based on the time it takes for Sugar Camp Energy to complete its longwall moves from panel to panel. The royalty payments are subject to a minimum deficiency amount of $1.3 million per quarter for the first twenty years the lease is in effect. To the extent the minimum deficiency payment exceeds amounts owed based on actual coal loaded, the excess is recoupable within two years of payment.

The Sugar Camp Sales Agreement and the Sugar Camp Rail Loadout Lease are accounted for on a combined basis as a financing arrangement (the “Sugar Camp Sale-Leaseback”). As a result, the proceeds received under the Sugar Camp Sales Agreement were treated as a long-term financing liability. Interest is accrued on the outstanding principal amount of the obligation using an implied interest rate which was initially determined at inception of the lease and is adjusted monthly for changes in future expected amounts and timing of payments based on the mining plan. The payments are applied against any unpaid accrued interest and any excess is applied against the outstanding principal.

At June 30, 2012, the amount outstanding under the Sugar Camp Sale-Leaseback was $50.0 million. Payments of the principal amount of the liability are expected to commence in 2013 based upon the current mining plan. The effective interest rate on the financing, which is derived from the timing and tons of coal to be mined as set forth in the current mine plan and the related cash payments, was 14.7% at June 30, 2012. Interest expense recorded on the Sugar Camp Sale-Leaseback was $1.7 million and $2.2 million for the three months and six months ended June 30, 2012, respectively. Revisions to the mine plan, which occur periodically as changes are made to estimates of the quantity and the timing of tons to be mined, will impact the effective interest rate. The Companies account for such changes by adjusting in the current period, the life-to-date interest previously recorded on the sale-leaseback to reflect the new effective interest rate as if it were applied from the inception of the sale-leaseback (i.e. retroactively applied). If there is a material change to the mine plan for Sugar Camp, the impact of a change in the effective interest rate to the consolidated statements of operations could be significant.

7. Asset Retirement Obligations

The following is a reconciliation of the Companies’ liability for asset retirement obligations and reclamation:

June 30, 2012
(In thousands)
Balance at January 1, 2012	$19,967
Accretion expense	776
Expenditures for reclamation activities	(222)
Adjustments to the liability from changes in estimates	—

Balance at June 30, 2012	20,521
Current portion of asset retirement obligations	(317)

Noncurrent portion of asset retirement obligations	$20,204

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

8. Related-Party Transactions

The Companies and other affiliated entities shown below routinely engage in transactions in the normal course of business with other affiliated entities under common control, including obtaining contract mining labor, administrative services, and other services and supplies incidental to the production of coal and development of the mine locations. The Companies had affiliate balances as follows:

Affiliated Company	Balance Sheet Location	June 30, 2012	December 31, 2011
		(In thousands)
Foresight Reserves and Subsidiaries	Affiliate Receivable	$504	$112

Foresight Reserves and Subsidiaries	Affiliate Payable	$(3,558)	$(10,919)
Natural Resource Partners, LP (NRP, LP)	Affiliate Payable	(11,420)	(7,180)

		$(14,978)	$(18,099)

Foresight Reserves and Subsidiaries	Prepaid Royalties	6,118	7,266
NRP, LP	Prepaid Royalties	26,423	12,419

		$32,541	$19,685

A summary of transactions with affiliated entities is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(In thousands)
Royalties to NRP, LP	$18,412	$11,415	$33,799	$25,358
Fees for transportation services to NRP, LP	3,156	3,863	5,924	7,667
Royalties to Foresight Reserves and Subsidiaries	5,437	5	7,168	3,500
Fees for handling services to Foresight Reserve and Subsidiaries	5,801	—	9,927	—
Management fees allocated from Foresight Reserves and Subsidiaries	286	2,950	530	5,108

Royalties to NRP, LP and Foresight Reserves are included in prepaid royalties or cost of coal sales (excluding depreciation, depletion and amortization). Fees for transportation services to NRP, LP are also included in cost of coal sales (excluding depreciation, depletion and amortization). Allocated management costs are included in selling, general, and administrative costs in the condensed consolidated statements of operation. In addition, the Companies pay royalties to subsidiaries of NRP, LP under sale-leaseback financing arrangements, which are treated as interest and principal payments for financial reporting purposes (see Note 6).

In April 2012, a subsidiary of Foresight Energy entered into a material handling and storage agreement with an affiliated company owned by Foresight Reserves to secure long-term throughput capacity at the Covent Marine Terminal, an international terminal near New Orleans, Louisiana. Fees paid under the contract are based on the tonnages of coal we move through the terminal, subject to minimum annual take-or-pay volume commitments throughout the 10-year term of the contract. The minimum annual commitment amount is $13.9 million in 2012, $19.4 million in 2013, $40.5 million in 2014, and thereafter increases approximately 4.4% per year. The fees paid under this agreement are recorded as transportation expense in the condensed consolidated statements of operations.

Effective June 1, 2012, a subsidiary of Foresight Energy entered into a coal mining lease with an affiliated company owned by Foresight Reserves. The initial term of the lease is ten years and is subject to minimum annual payments of $0.2 million in 2012, $0.5 million in 2013, and $2.0 million per year thereafter.

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

9. Variable Interest Entities

These condensed consolidated financial statements include VIEs for which the Companies are the primary beneficiary. These entities include Mach Mining, LLC, M-Class Mining, LLC, Coal Field Construction Company LLC, MaRyan Mining LLC, Patton Mining LLC and LD Labor Company. Each of the VIEs holds a contract to provide contract mining, processing, and/or loading services or construction services to a Foresight Energy subsidiary. These variable interest entities do not own any equipment, real property, or intangible assets. The Companies have not identified any VIEs for which they determined they were not the primary beneficiary.

The liabilities recognized as a result of consolidating these VIEs do not necessarily represent additional claims on the general assets of the Companies outside of the VIEs; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Companies’ general assets. There are no restrictions on the VIE assets that are reported in the Companies’ general assets. The total consolidated VIE assets and liabilities reflected in the Companies’ consolidated balance sheets are as follows:

	June 30, 2012	December 31, 2011
	(In thousands)
Assets:
Current assets	$6,098	$12,072
Long-term assets	161	—

Total assets	$6,259	$12,072

Liabilities:
Current liabilities	$7,139	$12,991
Long-term liabilities	—	—

Total liabilities	$7,319	$12,991

10. Commitments and Contingencies

Sales Contracts

As of June 30, 2012, the Companies had several commitments under sales contracts with terms to deliver coal through 2020. The Companies had 8.4 million tons committed and priced for the remainder of 2012. For 2013, the Companies had 12.5 million tons committed and priced and 1.9 million tons committed and unpriced. The price of coal is based on contract prices and each shipment is adjusted based on coal quality.

11. Contract Settlements

In April 2012, the Companies entered into a settlement agreement with a customer related to a dispute over a coal supply agreement dating back to 2009. Under the terms of the settlement agreement, the Companies received $10 million in cash proceeds, which was recorded in other operating (income) expense, net in the condensed consolidated statements of operations during the three months ended June 30, 2012, and as an operating activity in the condensed consolidated statements of cash flows. The Companies have no future performance obligations under the settlement agreement or the original coal supply agreement.

Foresight Energy LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

12. Coal Purchase and Sale Commodity Contracts

In April 2011, the Companies entered into two coal purchase and sale commodity derivative contracts to manage exposures to coal prices. The Companies had elected not to account for these coal commodity contracts under hedge accounting; therefore, any gains or losses resulting from marking these contracts to fair value was recorded to earnings. During the three and six month periods ending June 30, 2011, $4.5 million was recorded to change in fair value in commodity contracts in the condensed consolidated financial statements to adjust these commodity contracts to fair value. All outstanding commodity contracts were settled in December 2011, therefore, there are no amounts recorded to the condensed consolidated balance sheets as of June 30, 2012 and December 31, 2011, or in the condensed consolidated statements of operations for the three and six month periods ending June 30, 2012.

APPENDIX A: FORM OF PARTNERSHIP AGREEMENT

A-1

APPENDIX B: CERTAIN DEFINED TERMS—BUSINESS

2010 Reorganization. The reorganization described under “Business—2010 Reorganization.”

Adena Entities. Christopher Cline, Foresight Reserves, L.P., Adena Minerals LLC, and their respective affiliates.

Adena Resources. Adena Resources, LLC, a subsidiary of Foresight Energy LLC.

ARRA. American Recovery and Reinvestment Act.

Ash. Inorganic material consisting of iron, alumina, sodium and other incombustible matter that is contained in coal. The composition of the ash can affect the burning characteristics of coal.

Assigned reserves. Coal that has been committed to be mined at identified operating facilities.

Bituminous coal. The most common type of coal that is between sub-bituminous and anthracite rank. Bituminous coals produced from the central and eastern United States coal fields typically have moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus.

BNSF. Burlington Northern Santa Fe Railway Company.

British thermal unit or “Btu.” A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

CAIR. Clean Air Interstate Rule.

Central Appalachia. Coal producing area in eastern Kentucky, Virginia and southern West Virginia and northern Tennessee.

CERCLA. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

Clean Air Act Amendments of 1990. A comprehensive set of amendments to the federal law governing the nation’s air quality. The Clean Air Act was originally passed in 1970 to address significant air pollution problems in our cities. The 1990 amendments broadened and strengthened the original law to address specific problems such as acid deposition, urban smog, hazardous air pollutants and stratospheric ozone depletion.

The Cline Group. The Cline Resource and Development Company its subsidiaries and affiliates, other than Foresight Energy Partners LP and its subsidiaries.

CN. Canadian National Railway Company.

Coal seam. Coal deposits occur in layers typically separated by layers of rock. Each layer is called a “seam.” A seam can vary in thickness from inches to a hundred feet or more.

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel.

Colt. Colt LLC.

Continuous miner. A machine which constantly extracts coal while loading. This is to be distinguished from a conventional mining unit which must stop the extraction process in order for loading to commence.

Convent Marine Terminal. A terminal in Convent, Louisiana located at mile marker 161.5 on the Mississippi River, formerly known as IC RailMarine Terminal.

CSAPR. Cross-State Air Pollution Rule.

CCS. Carbon capture and storage.

CSX. CSX Corporation.

CWA. The Clean Water Act of 1972.

EIA. Energy Information Administration.

EPA. Environmental Protection Agency.

ExxonMobil. Exxon Mobil Coal USA, Inc.

FCS. Foresight Coal Sales LLC, a subsidiary of Foresight Energy LLC.

Flexible conveyor train or FCT. A continuous haulage system that eliminates the use of mobile coal haulage equipment such as shuttle cars or battery powered coal haulers. It helps eliminate any haulage related bottlenecks from typical underground continuous miner operations, allowing a continuous miner to operate at its maximum capacity. A flexible conveyor and traction system permits the FCT to be operated as one single unit, continuously conveying material along its length while simultaneously tramming to follow the continuous miner’s movement, all with only one operator.

Foresight Energy Services. Foresight Energy Services LLC.

Foresight Management. Foresight Management LLC.

Foresight Reserves. Foresight Reserves, LP

Fossil fuel. A hydrocarbon such as coal, petroleum or natural gas that may be used as a fuel.

GAAP. Generally accepted accounting principles in the U.S.

GHG. Greenhouse gas(es).

GWs. Gigawatts.

IDNR. Illinois Department of Natural Resources.

IEPA. Illinois Environmental Protection Agency.

Illinois Basin. Coal producing area in Illinois, Indiana and western Kentucky.

Independence. Independence Land Company, LLC.

Interior Region. Coal producing area consisting of the Illinois Basin, Arkansas, Kansas, Louisiana, Mississippi, Missouri, Oklahoma and Texas.

IPCB. Illinois Pollution Control Board.

IPO Reorganization. The reorganization described under “Prospectus Summary—IPO Reorganization.”

Lignite. The lowest rank of coal. It is brownish-black with a high moisture content commonly above 35% by weight and heating value commonly less than 8,000 Btu.

Longwall mining. A productive underground mining method in the United States. A shearer with two rotating cutting drums trams across the longwall face, cutting the coal and transferring it to an armored chain conveyor. Hydraulic supports hold the roof as the longwall mining system advances through the coal.

Below is an illustrative diagram of the longwall mining process.

M-Class. M-Class Mining, LLC, an independent contract miner.

Mach. Mach Mining, LLC, an independent contract miner.

MaRyan. MaRyan Mining LLC, an independent contract miner.

MATS. Mercury and Air Toxics Standards.

Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal has a particularly high Btu, but low ash content.

Mineable coal. That portion of the coal reserve base which is commercially mineable and excludes all coal that will be left, such as in pillars, fenders or property barriers.

MSHA. Mine Safety and Health Administration.

Mt. Millions of tons.

NAAQS. National Ambient Air Quality Standards.

Northern Appalachia. Coal producing area in western Maryland, eastern Ohio, southwestern Pennsylvania and northern West Virginia.

NOx. Nitrogen oxides. NOx represents both NO2 and NO3 which are gases formed in high temperature environments such as coal combustion. It is a harmful pollutant that contributes to acid rain and is a precursor of ozone.

NPDES. The National Pollutant Discharge Elimination System.

NRP. Natural Resource Partners, L.P.

NS. Norfolk Southern Corporation.

NYSE. New York Stock Exchange.

OSM. The Office of Surface Mining Reclamation and Enforcement.

Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

Patton Mining. Patton Mining LLC, an independent contract miner.

PRB. Powder River Basin. Coal producing area in northeastern Wyoming and southeastern Montana.

Preparation plant. A facility for crushing, sizing and washing coal to prepare it for use by customers. The washing process separates ash from the coal and may also remove some of the coal’s sulfur content. Usually located on a mine site, although one plant may serve several mines.

Probable reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Productive Capacity. Productive capacity is an estimate of the design and annual production capacity at each mine based on the number of potential longwall mining units and two continuous miner units supporting each longwall mining system at each of Williamson, Sugar Camp and Hillsboro, and three continuous miner units operating at Macoupin. Achievement of full productive capacity and the timing are subject to risks and uncertainties, including, among others, adverse geology, delays in obtaining required permits, engineering and mine design adjustments, and access to the liquidity necessary to develop the mines, any of which may reduce productive capacity or delay planned start-up and ramp-up or result in additional costs. See “Risk Factors” for a more detailed discussion of such risks and uncertainties.

Productivity. As used in this prospectus, refers to clean tons of coal produced per underground man hour worked, as published by the Mine Health and Safety Administration (MSHA).

Proven reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and

(b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

RCRA. Resource Conservation and Recovery Act.

Reclamation. The process of restoring land to its prior condition, productive use or other permitted condition following mining activities. The process commonly includes reshaping the land to its approximate original contour, restoring topsoil and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

RGGI. Regional Greenhouse Gas Initiative.

Riverstone. Riverstone Holdings LLC and certain of its affiliates.

Roof. The stratum of rock or other mineral above a coal seam; the overhead surface of a coal working place.

Roof supports. Longwall equipment, including chocks or shields equipped with hydraulic cylinders which are placed in a long line, side by side, to support the roof of the coalface.

Ruger. Ruger Coal Company, LLC.

Savatran. Savatran LLC, a subsidiary of Foresight Energy LLC.

Scrubber (flue gas desulfurization system). Any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, that must then be removed for disposal. Although effective in substantially reducing sulfur from combustion gases, scrubbers require about 6% to 7% of a power plant’s electrical output and thousands of gallons of water to operate.

SEC. The Securities and Exchange Commission.

Securities Act. The Securities Act of 1933, as amended.

Senior Notes. Foresight Energy LLC and Foresight Energy Finance Corporation’s $400 million 9.625% senior unsecured notes due 2017.

Senior Secured Credit Facility. Foresight Energy LLC’s amended and restated senior secured credit facility dated as of December 15, 2011, as may be further amended and restated or otherwise modified from time to time.

Severance tax. A tax imposed on the removal of a natural resource, such as crude oil or coal.

SITran. Sitran LLC, a subsidiary of Foresight Energy LLC.

Slope. Underground mine access shaft which travels downward towards the coal seam.

SMCRA. The Surface Mining Control and Reclamation Act of 1977, as amended.

Sub-bituminous coal. Black coal that ranks between lignite and bituminous coal. Sub-bituminous coal produced from the PRB has a moisture content between 20% to over 30% by weight, and its heat content ranges from 8,000 to 9,500 Btus of coal.

Subsidence. Lateral or vertical movement of surface land that occurs when the roof of an underground mine collapses. Longwall mining causes planned subsidence by the mining out of coal that supports the overlying strata.

Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide (SO2) is produced as a gaseous by-product of coal combustion.

Sulfur dioxide emission allowance. A tradable authorization to emit sulfur dioxide. Under Title IV of the Clean Air Act, one allowance permits the emission of one ton of sulfur dioxide.

Thermal coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal. Also commonly referred to as “steam coal.”

TMDL. Total Maximum Daily Load.

Tons. The short ton is the unit of measure referred to in this prospectus, unless otherwise noted. A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is 2,240 pounds. A “metric” tonne is approximately 2,205 pounds.

TVA. Tennessee Valley Authority.

Unassigned reserves. Coal at suspended locations and coal that has not been committed to be mined at existing operating facilities.

Underground mine. Also known as a “deep” mine. Usually located several hundred feet below the earth’s surface and accessed by a slope, drift portal or shaft. Most underground mines are located east of the Mississippi River and underground mines account for about 40% of annual United States coal production.

UP. Union Pacific Railroad Corporation.

Wheelage. A fee payable to a property owner or lessor for the transit of coal, usually assessed on a per ton basis.

Williamson Royalty Ventures. Williamson Royalty Ventures LLC.

Wood Mackenzie. Wood Mackenzie Ltd.

WPP. WPP, LLC.

APPENDIX C: CERTAIN DEFINED TERMS—OFFERING STRUCTURE

Adjusted operating surplus: For any period, operating surplus (excluding any amounts attributable to the items in the first bullet point under the definition of operating surplus) generated during that period is adjusted to:

•	decrease operating surplus by:

•	the amount of any net increase in working capital borrowings with respect to that period; and

•	the amount of any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

•	increase operating surplus by:

•	the amount of any net decrease in working capital borrowings with respect to that period; and

•	the amount of any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; and

•

the amount of any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Capital account: The capital account maintained for a partner under our partnership agreement. The capital account of a partner for a common unit a subordinated unit an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in us held by a partner.

Capital surplus. All cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus from the closing of the initial public offering through the end of the quarter immediately preceding that distribution. Any cash distributed by us on in excess of operating surplus will be deemed to be capital surplus.

Common units. The common units representing limited partner interests in Foresight Energy Partners LP offered pursuant to this offering. See “Description of Common Units.”

General partner. Foresight Energy GP LLC, our general partner and a wholly-owned subsidiary of Foresight Reserves, L.P.

Interim capital transactions: means the following transactions:

•

borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business);

•	sales of equity and debt securities; and

•

sales or other dispositions of any assets of other than sales or other disposition of inventory, accounts receivables and other assets in the ordinary course of business, and sales or other dispositions of assets as part of normal retirements or replacements.

Maintenance and Replacement Capital Expenditures: Capital expenditures required to maintain our long-term operating capacity (for instance, expenditures associated with the replacement of equipment and coal reserves, whether through the expansion of an existing mine or the acquisition or development of new reserves, to the extent such expenditures are made to maintain our long-term operating capacity).

C-1

Maintenance and replacement capital expenditures also includes interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence construction or developing a replacement asset and ending on the earlier of the date that any such replacement asset commences commercial service and the date that the asset is abandoned or disposed of.

Operating expenditures: All of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance and replacement capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus below when such repayment actually occurs;

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance and replacement capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchase of equity interests except to fund obligations under employee benefit plans.

Operating surplus. Operating surplus consists of:

•	$ million; plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, which include the following:

•	borrowings that are not working capital borrowings,

•	sales of equity and debt securities,

•	sales or other dispositions of assets outside the ordinary course of business,

•	capital contributions received, and

•	corporate reorganizations or restructurings;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of the construction, acquisition, improvement of a capital

C-2

improvement or replacement of a capital asset (such as equipment or facilities) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service and the date that it is abandoned or disposed of; less

•

cash distributions paid on equity issued by us (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above; less

•	all of our operating expenditures (as defined above) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

The Partnership. “The Partnership,” “we” “us” and “our,” when used in a historical context, refer to Foresight Energy LLC and its subsidiaries. When used in the present tense or prospectively, those terms refer to Foresight Energy Partners LP and its subsidiaries, giving effect to the IPO Reorganization.

PIK Period. The period beginning on the date of the closing of this offering until the date that is the earliest of: (i) August 15, 2017 (the maturity date of the Senior Notes); or (ii) the date by which we (a) redeem, repurchase, defease or retire the Senior Notes, or otherwise amend the indenture governing the Senior Notes and (b) amend or terminate our Senior Secured Credit Facility, in each case, in a manner our general partner determines will be unlikely to materially impact the amount of cash distributions we can pay under our cash distribution policy then in effect.

Units. Refers to common units, PIK common units and subordinated units.

Working capital borrowings: Borrowings that our general partner intends for us to use for working capital purposes or to pay distributions to partners, made pursuant to a credit agreement or similar financing arrangement; provided, that, when such debt is incurred, it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional working capital borrowings.

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Common Units

Representing Limited Partner Interests

FORESIGHT ENERGY PARTNERS LP

PRELIMINARY PROSPECTUS

                    , 2012

Citigroup

Morgan Stanley

Dealer Prospectus Delivery Obligation

Until        , 2012 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Other expenses in connection with the issuance and distribution of the securities to be registered hereunder will be substantially as follows (all amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee):

Item	Amount
Securities and Exchange Commission registration fee		$34,380
FINRA filing fee		$30,500
NYSE fee		*
Blue Sky filing fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment.

The Registrant will bear all expenses shown above.

Item 14. Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement, which provides for the indemnification of Foresight Energy Partners LP and our general partner, their officers and directors, and any person who controls Foresight Energy Partners LP and our general partner, including indemnification for liabilities under the Securities Act. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. As of the consummation of this offering, the general partner of the registrant will maintain directors and officers liability insurance for the benefit of its directors and officers.

Item 15. Recent Sales of Unregistered Securities.

On January 26, 2012, in connection with the formation of Foresight Energy Partners LP, or the Partnership, the Partnership issued (i) to Foresight Energy GP LLC, its general partner, a non-economic general partner interest in the Partnership and (ii) to Foresight Reserves, LP the 100.0% limited partner interest in the Partnership for $1,000. The issuance was exempt from registration under Section 4(2) of the Securities Act of 1933. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

INDEX TO EXHIBITS

Exhibit Number	Description of Documents

1.1*	Form of Underwriting Agreement

3.1**	Certificate of Limited Partnership of Foresight Energy Partners LP

3.2*	Form of Partnership Agreement of Foresight Energy Partners LP (included as Appendix A to the Prospectus)

4.1*	Form of Registration Rights Agreement

4.2**	Indenture, dated as of August 12, 2010, by and among Foresight Energy LLC, Foresight Energy Corporation, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

4.3**	First Supplemental Indenture, dated as of October 20, 2011, by and among Foresight Supply Company LLC and Foresight International Coal Sales Limited (each a “Guaranteeing Subsidiary” and collectively, the “Guaranteeing Subsidiaries”), each a subsidiary of Foresight Energy LLC, Foresight Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee

4.4**	Second Supplemental Indenture, dated as of December 8, 2011, by and among Foresight Energy Services LLC (a “Guaranteeing Subsidiary”), a subsidiary of Foresight Energy LLC, Foresight Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee

5.1*	Opinion of Cahill Gordon & Reindel LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2*	Form of Employment Agreement

10.3	Amendment Agreement and Amended and Restated Credit Agreement, dated as of December 15, 2011, by and among Foresight Energy LLC, certain subsidiaries of Foresight Energy LLC, Citibank, N.A., as administrative agent, and the lenders party thereto (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.4	$97.8 million equipment financing agreement, dated as of January 5, 2010, by and among Sugar Camp Energy LLC, as the borrower, Foresight Energy LLC, as a guarantor, Crédit Agricole Corporate and Investment Bank, as administrative agent (formerly known as Calyon New York Branch) and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent (formerly known as CALYON Deutschland Niederlassung Einer Französischen Societé Anonyme,) (the “Sugar Camp Credit Agreement”)

10.5	First Amendment to the Sugar Camp Credit Agreement and First Amendment to Foresight Guaranty dated as of February 5, 2010, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.6	Second Amendment to the Sugar Camp Credit Agreement, dated as of August 4, 2010, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.7	Third Amendment to the Sugar Camp Credit Agreement, dated as of September 24, 2010, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.8	Fourth Amendment to the Sugar Camp Credit Agreement, dated as of May 27, 2011, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.9	Fifth Amendment to the Sugar Camp Credit Agreement and First Amendment to Guaranty, dated as of March 8, 2012, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

Exhibit Number	Description of Documents

10.10	$89.3 million equipment financing agreement, dated as of May 14, 2010, by and among Hillsboro Energy LLC, as the borrower, Foresight Energy LLC, as a guarantor, Credit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme (the “Hillsboro Credit Agreement”)

10.11	First Amendment to the Hillsboro Credit Agreement, dated as of June 17, 2010, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.12	Second Amendment to the Hillsboro Credit Agreement and First Amendment to Foresight Guaranty dated as of August 4, 2010, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.13	Third Amendment to the Hillsboro Credit Agreement dated as of September 24, 2010, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.14	Fourth Amendment to the Hillsboro Credit Agreement dated as of May 27, 2010, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.15	Fifth Amendment to the Hillsboro Credit Agreement and First Amendment to Guaranty dated as of March 8, 2012, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.16	Longwall Sale and Purchase Agreement between Hillsboro Energy LLC and Bucyrus Europe Gmbh dated March 31, 2010

10.17	Confidential Rail Transportation Contract between Oeneus LLC (d/b/a Savatran LLC) and Union Pacific Railroad Company effective October 15, 2009 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.18	Amended and Restated Longwall Sale and Purchase Agreement between Bucyrus America Inc. and Sugar Camp Energy, LLC dated June 17, 2009

10.19	Illinois Coal Lease dated July 1, 2002 from the United States of America, acting through its legal agent, the Tennessee Valley Authority, as Lessor (“TVA”), to Illinois Fuel Company, LLC, as Lessee (“Illinois Coal Lease”), which was assigned to Ruger Coal Company, LLC, with such assignment and transfer being consented to by TVA, by an Assignment and Assumption Agreement effective on August 4, 2009 (“Assignment and Assumption Agreement”) by and among TVA, Illinois Fuel Company, LLC and Ruger Coal Company, LLC wherein TVA consented to “the mining of the Lease reserves by Sugar Camp Energy, LLC, and with Ruger Coal Company, LLC agreeing that Sugar Camp Energy, LLC can mine the Illinois Coal Lease reserves and consenting to the mining of such reserves in a Consent dated effective on January 22, 2010 between Ruger Coal Company, LLC and Sugar Camp Energy, LLC (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.20

Guaranty of the Sugar Camp Credit Agreement by Foresight Energy LLC, as guarantor, in favor of Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent dated May 27, 2011

Exhibit Number	Description of Documents

10.21	Confidential Transportation Contract NS-C-9555 between Norfolk Southern Railway Company and Hillsboro Energy, LLC dated March 15, 2010 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.22	Master Confidential Transportation Agreement between Canadian National Railway Company and Savatran LLC dated June 15, 2011 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.23	Railroad Transportation Contract EVWR-C-0008 between Evansville Western Railway, Inc. and Savatran, LLC dated January 30, 2007 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.24	Railroad Transportation Contract EVWR-C-0008 Amendment One between Evansville Western Railway, Inc. and Savatran, LLC dated October 1, 2010 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.25	Confidential Rail Transportation Contract No. UP-C-54647 dated October 1, 2011 between Savatran, LLC and Union Pacific Railroad Company (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.26	Coal Mining Lease between RGGS Land & Mineral LTD., L.P. and Sugar Camp Energy, LLC dated July 29, 2005 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.27	First Amendment to Coal Mining Lease between RGGS Land & Minerals, LTD., L.P. and Sugar Camp Energy LLC dated August 11, 2008 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.28	Amendment dated December 21, 2010 to Coal Mining Lease between RGGS Land & Minerals, LTD., L.P. and Sugar Camp Energy, LLC (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.29	Surface Sublease between Sugar Camp Energy, LLC and Hod, LLC dated March 6, 2012

10.30	Lease Agreement dated March 6, 2012 between Hod LLC and Sugar Camp Energy, LLC

10.31	Coal Mining Lease Agreement between Colt LLC and Macoupin Energy LLC dated June 1, 2012

10.32	Materials Handling and Storage Agreement by and among Raven Energy LLC, Foresight Energy LLC and Savatran LLC dated January 1, 2012 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.33	Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated September 10, 2009

10.34	Amendment No. 1 to the Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated January 11, 2010

10.35	Amendment No. 2 to the Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated October 4, 2010

10.36	Amendment No. 3 to the Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated January 13, 2011

Exhibit Number	Description of Documents

10.37	Amendment No. 4 to the Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated January 31, 2012

10.38	Coal Mining Lease Agreement between Independence Land Company, LLC and Williamson Energy, LLC dated March 13, 2006

10.39	Amended and Restated Coal Mining Lease Agreement between WPP LLC and Williamson Energy, LLC dated August 14, 2006

10.40	First Amendment to the Amended and Restated Coal Mining Lease Agreement between WPP LLC and Williamson Energy, LLC dated May 19, 2008

10.41	Second Amendment to the Amended and Restated Coal Mining Lease Agreement between WPP LLC and Williamson Energy LLC, dated December 18, 2009

10.42	Third Amendment to the Amended and Restated Coal Mining Lease Agreement between WPP LLC and Williamson Energy LLC, dated August 12, 2010

10.43	Surface Sublease and Operation Agreement between Williamson Energy, LLC and Williamson Track, LLC dated March 13, 2006, and assigned by Williamson Track LLC to Savatran LLC via merger of Williamson Track LLC into Savatran, LLC on August 12, 2010

10.44	Amended and Restated Surface Sublease and Operation Agreement between Williamson Energy LLC and Williamson Transport, LLC dated October 15, 2006

10.45

Guaranty of the Hillsboro Credit Agreement by Foresight Energy LLC, as guarantor, in favor of Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent dated May 27, 2011

10.46	Restricted Business Contribution Agreement by and among Christopher Cline, Foresight Reserves LP, Adena Minerals, LLC, Natural Resource Partners L.P., NRP (GP) LP, GP Natural Resource Partners LLC and NRP (Operating) LLC dated January 4, 2007

21.1*	List of Subsidiaries of Foresight Energy Partners LP

23.1	Consent of Independent Registered Public Accounting Firm for Foresight Energy Partners LP

23.2	Consent of Independent Registered Public Accounting Firm for Foresight Energy LLC

23.3	Consent of Weir International, Inc.

23.4*	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.1)

23.5*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)

23.6	Consent of Wood Mackenzie Limited

24.1**	Powers of Attorney

24.2**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.

(b)	Financial Statement Schedules.

None.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(i) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with registrant or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York, State of New York, on                  ,         .

Foresight Energy Partners LP

By:	Foresight Energy GP LLC

By:
Michael J. Beyer, Authorized Person
Foresight Reserves, L.P.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated, which are with the general partner of the registrant, on                  ,         :

Name and Signatures	Title

Michael J. Beyer	Director and Chief Executive Officer and President (Principal Executive Officer)

Oscar A. Martinez	Senior Vice President—Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Christopher Cline	Chairman of the Board of Directors

John F. Dickinson	Director

E. Bartow Jones	Director

By:
Michael J. Beyer, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Documents

1.1*	Form of Underwriting Agreement

3.1**	Certificate of Limited Partnership of Foresight Energy Partners LP

3.2*	Form of Partnership Agreement of Foresight Energy Partners LP (included as Appendix A to the Prospectus)

4.1*	Form of Registration Rights Agreement

4.2**	Indenture, dated as of August 12, 2010, by and among Foresight Energy LLC, Foresight Energy Corporation, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

4.3**	First Supplemental Indenture, dated as of October 20, 2011, by and among Foresight Supply Company LLC and Foresight International Coal Sales Limited (each a “Guaranteeing Subsidiary” and collectively, the “Guaranteeing Subsidiaries”), each a subsidiary of Foresight Energy LLC, Foresight Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee

4.4**	Second Supplemental Indenture, dated as of December 8, 2011, by and among Foresight Energy Services LLC (a “Guaranteeing Subsidiary”), a subsidiary of Foresight Energy LLC, Foresight Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee

5.1*	Opinion of Cahill Gordon & Reindel LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2*	Form of Employment Agreement

10.3	Amendment Agreement and Amended and Restated Credit Agreement, dated as of December 15, 2011, by and among Foresight Energy LLC, certain subsidiaries of Foresight Energy LLC, Citibank, N.A., as administrative agent, and the lenders party thereto (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.4	$97.8 million equipment financing agreement, dated as of January 5, 2010, by and among Sugar Camp Energy LLC, as the borrower, Foresight Energy LLC, as a guarantor, Crédit Agricole Corporate and Investment Bank, as administrative agent (formerly known as Calyon New York Branch) and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent (formerly known as CALYON Deutschland Niederlassung Einer Französischen Societé Anonyme,) (the “Sugar Camp Credit Agreement”)

10.5	First Amendment to the Sugar Camp Credit Agreement and First Amendment to Foresight Guaranty dated as of February 5, 2010, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.6	Second Amendment to the Sugar Camp Credit Agreement, dated as of August 4, 2010, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.7	Third Amendment to the Sugar Camp Credit Agreement, dated as of September 24, 2010, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.8	Fourth Amendment to the Sugar Camp Credit Agreement, dated as of May 27, 2011, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.9	Fifth Amendment to the Sugar Camp Credit Agreement and First Amendment to Guaranty, dated as of March 8, 2012, by and among Sugar Camp Energy LLC, Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

Exhibit Number	Description of Documents

10.10	$89.3 million equipment financing agreement, dated as of May 14, 2010, by and among Hillsboro Energy LLC, as the borrower, Foresight Energy LLC, as a guarantor, Credit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme (the “Hillsboro Credit Agreement”)

10.11	First Amendment to the Hillsboro Credit Agreement, dated as of June 17, 2010, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.12	Second Amendment to the Hillsboro Credit Agreement and First Amendment to Foresight Guaranty dated as of August 4, 2010, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.13	Third Amendment to the Hillsboro Credit Agreement dated as of September 24, 2010, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.14	Fourth Amendment to the Hillsboro Credit Agreement dated as of May 27, 2010, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.15	Fifth Amendment to the Hillsboro Credit Agreement and First Amendment to Guaranty dated as of March 8, 2012, by and among Hillsboro Energy LLC, Foresight Energy LLC, Crédit Agricole Corporate and Investment Bank (formerly Calyon New York Branch), as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent

10.16	Longwall Sale and Purchase Agreement between Hillsboro Energy LLC and Bucyrus Europe Gmbh dated March 31, 2010

10.17	Confidential Rail Transportation Contract between Oeneus LLC (d/b/a Savatran LLC) and Union Pacific Railroad Company effective October 15, 2009 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.18	Amended and Restated Longwall Sale and Purchase Agreement between Bucyrus America Inc. and Sugar Camp Energy, LLC dated June 17, 2009

10.19	Illinois Coal Lease dated July 1, 2002 from the United States of America, acting through its legal agent, the Tennessee Valley Authority, as Lessor (“TVA”), to Illinois Fuel Company, LLC, as Lessee (“Illinois Coal Lease”), which was assigned to Ruger Coal Company, LLC, with such assignment and transfer being consented to by TVA, by an Assignment and Assumption Agreement effective on August 4, 2009 (“Assignment and Assumption Agreement”) by and among TVA, Illinois Fuel Company, LLC and Ruger Coal Company, LLC wherein TVA consented to “the mining of the Lease reserves by Sugar Camp Energy, LLC, and with Ruger Coal Company, LLC agreeing that Sugar Camp Energy, LLC can mine the Illinois Coal Lease reserves and consenting to the mining of such reserves in a Consent dated effective on January 22, 2010 between Ruger Coal Company, LLC and Sugar Camp Energy, LLC (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.20

Guaranty of the Sugar Camp Credit Agreement by Foresight Energy LLC, as guarantor, in favor of Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent dated May 27, 2011

10.21	Confidential Transportation Contract NS-C-9555 between Norfolk Southern Railway Company and Hillsboro Energy, LLC dated March 15, 2010 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

Exhibit Number	Description of Documents

10.22	Master Confidential Transportation Agreement between Canadian National Railway Company and Savatran LLC dated June 15, 2011 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.23	Railroad Transportation Contract EVWR-C-0008 between Evansville Western Railway, Inc. and Savatran, LLC dated January 30, 2007 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.24	Railroad Transportation Contract EVWR-C-0008 Amendment One between Evansville Western Railway, Inc. and Savatran, LLC dated October 1, 2010 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.25	Confidential Rail Transportation Contract No. UP-C-54647 dated October 1, 2011 between Savatran, LLC and Union Pacific Railroad Company (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.26	Coal Mining Lease between RGGS Land & Mineral LTD., L.P. and Sugar Camp Energy, LLC dated July 29, 2005 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.27	First Amendment to Coal Mining Lease between RGGS Land & Minerals, LTD., L.P. and Sugar Camp Energy LLC dated August 11, 2008 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.28	Amendment dated December 21, 2010 to Coal Mining Lease between RGGS Land & Minerals, LTD., L.P. and Sugar Camp Energy, LLC (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.29	Surface Sublease between Sugar Camp Energy, LLC and Hod, LLC dated March 6, 2012

10.30	Lease Agreement dated March 6, 2012 between Hod LLC and Sugar Camp Energy, LLC

10.31	Coal Mining Lease Agreement between Colt LLC and Macoupin Energy LLC dated June 1, 2012

10.32	Materials Handling and Storage Agreement by and among Raven Energy LLC, Foresight Energy LLC and Savatran LLC dated January 1, 2012 (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission)

10.33	Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated September 10, 2009

10.34	Amendment No. 1 to the Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated January 11, 2010

10.35	Amendment No. 2 to the Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated October 4, 2010

10.36	Amendment No. 3 to the Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated January 13, 2011

10.37	Amendment No. 4 to the Coal Mining Lease and Sublease Agreement between WPP LLC and Hillsboro Energy LLC dated January 31, 2012

10.38	Coal Mining Lease Agreement between Independence Land Company, LLC and Williamson Energy, LLC dated March 13, 2006

Exhibit Number	Description of Documents

10.39	Amended and Restated Coal Mining Lease Agreement between WPP LLC and Williamson Energy, LLC dated August 14, 2006

10.40	First Amendment to the Amended and Restated Coal Mining Lease Agreement between WPP LLC and Williamson Energy, LLC dated May 19, 2008

10.41	Second Amendment to the Amended and Restated Coal Mining Lease Agreement between WPP LLC and Williamson Energy LLC, dated December 18, 2009

10.42	Third Amendment to the Amended and Restated Coal Mining Lease Agreement between WPP LLC and Williamson Energy LLC, dated August 12, 2010

10.43	Surface Sublease and Operation Agreement between Williamson Energy, LLC and Williamson Track, LLC dated March 13, 2006, and assigned by Williamson Track LLC to Savatran LLC via merger of Williamson Track LLC into Savatran, LLC on August 12, 2010

10.44	Amended and Restated Surface Sublease and Operation Agreement between Williamson Energy LLC and Williamson Transport, LLC dated October 15, 2006

10.45	Guaranty of the Hillsboro Credit Agreement by Foresight Energy LLC, as guarantor, in favor of Crédit Agricole Corporate and Investment Bank, as administrative agent, and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes Agent dated May 27, 2011

10.46	Restricted Business Contribution Agreement by and among Christopher Cline, Foresight Reserves LP, Adena Minerals, LLC, Natural Resource Partners L.P., NRP (GP) LP, GP Natural Resource Partners LLC and NRP (Operating) LLC dated January 4, 2007

21.1*	List of Subsidiaries of Foresight Energy Partners LP

23.1	Consent of Independent Registered Public Accounting Firm for Foresight Energy Partners LP

23.2	Consent of Independent Registered Public Accounting Firm for Foresight Energy LLC

23.3	Consent of Weir International, Inc.

23.4*	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.1)

23.5*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)

23.6	Consent of Wood Mackenzie Limited

24.1**	Powers of Attorney

24.2**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.

Exhibit 10.3

[*] indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

Execution Version

AMENDMENT AGREEMENT

This AMENDMENT AGREEMENT, dated as of December 15, 2011 (this “Amendment”), to the Original Credit Agreement (as defined below) and the Reaffirmation Documents (as defined below), is entered into by and among FORESIGHT ENERGY LLC, a Delaware limited liability company (“Borrower”), certain subsidiaries of the Borrower signatory hereto, the Original Required Lenders (as defined below), the banks and financial institutions whose names appear on the signature pages hereto (each individually, a “New Lender” and collectively, the “New Lenders”) and CITIBANK, N.A., as Administrative Agent and Collateral Agent (the “Agent”). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Amended and Restated Credit Agreement as defined below.

PRELIMINARY STATEMENTS:

(1) The Borrower is party to that certain Credit Agreement dated as of August 12, 2010 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time immediately prior to the Amendment Effective Date (as defined below), the “Original Credit Agreement,” and with the Lenders party thereto prior to the Amendment Effective Date being the “Original Lenders” and together with the New Lenders, the “Lenders”) with the Agent, as administrative agent and as collateral agent for the Lenders thereunder and the other parties referred to therein, pursuant to which the Lenders extended or committed to extend credit to the Borrower;

(2) The Borrower has requested that the Lenders extend credit to the Borrower in the form of Revolving Credit Commitments in an initial aggregate principal amount of $400,000,000, the proceeds of which will be used for working capital and other general corporate purposes of the Borrower and its Subsidiaries.

(3) The Borrower has requested that the Lenders approve an amendment and restatement of the Original Credit Agreement in accordance with the form of the Amended and Restated Credit Agreement (the “Amended and Restated Credit Agreement”) attached as Exhibit A hereto;

(4) The Borrower has requested that the Lenders approve an amendment of the Pledge and Security Agreement, dated as of August 12, 2010, among the Borrower, the Subsidiaries party thereto from time to time and Citibank, N.A., as collateral agent (the “Security Agreement”) and the Subsidiary Guaranty, dated as of August 12, 2010, among Subsidiaries party thereto (the “Guaranty” and together with the Security Agreement and the other Collateral Documents, the “Reaffirmed Documents”) in accordance with Section 7 hereto.

(5) Pursuant to Section 10.01 of the Original Credit Agreement, no amendment or waiver of any provision of the Original Credit Agreement, nor consent to any departure by any Borrower or any other Person from such provisions, shall be effective unless in writing signed by and approved by each Original Lender or the Required Lenders (the “Original Required Lenders”) (as the case may be) and the Borrower, and such consent shall include any L/C Issuer to the extent that its rights are affected;

(6) Each New Lender shall, by executing and delivering this Amendment, be deemed to have become a party to the Original Credit Agreement as a Lender thereunder and shall have the rights and obligations of a Lender thereunder including, without limitation, the right to vote on amendments to the Amended and Restated Credit Agreement;

(7) Upon the occurrence of the Amendment Effective Date (as hereinafter defined), each of the Lenders shall have the interest(s) shown opposite its name on Schedules I to the Original Credit Agreement (as amended hereby); and

(8) To effect the forgoing in accordance with the terms of the Original Credit Agreement, and upon satisfaction of the conditions set forth herein, the Agent, the Original Required Lenders, the New Lenders, the Borrower and the other Loan Parties have each agreed, subject to the terms and conditions stated below, to amend and restate the Original Credit Agreement and amend certain other Loan Documents as set forth herein.

NOW THEREFORE in consideration of the premises and in order to induce the Lenders to extend credit and other financial accommodations to the Borrower pursuant to the Amended and Restated Credit Agreement and the other Loan Documents or otherwise, which the Guarantors hereby agree have benefited and shall continue to benefit the Guarantors and their respective shareholders, directly or indirectly, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Agent, the Lenders, the Borrower and the other Loan Parties hereby covenant and agree as follows:

SECTION 1. Amendment and Restatement of Original Credit Agreement. The Original Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 4 hereof, hereby amended and restated in its entirety as set forth in the form of Amended and Restated Credit Agreement attached as Exhibit A hereto (the “Amendment Effective Date”).

SECTION 2. Signature Pages to Amended and Restated Credit Agreement. With respect to the Borrower, the signature page hereto in respect of the Borrower shall be deemed for all purposes to be a signature page to the Amended and Restated Credit Agreement. With respect to any Lender or agent, the signature pages hereto delivered by such Lender or agent shall be deemed for all purposes to be signature pages to the Amended and Restated Credit Agreement. As of the Amendment Effective Date, the signature pages of the Original Credit Agreement are hereby amended to conform to the signature pages hereto.

SECTION 3. Reference to and Effect on the Loan Documents.

(a) On and after the Amendment Effective Date, each reference in the Original Credit Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Original Credit Agreement, and each reference in the Notes and each of the other Loan Documents to “the Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Original Credit Agreement, shall mean and be a reference to the Original Credit Agreement, as amended, restated and modified by this Amendment.

(b) The Original Credit Agreement, the Notes and each of the other Loan Documents, as specifically amended and modified by this Amendment are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. Without limiting the generality of the foregoing, the Collateral Documents and all of the Collateral described therein do and shall continue to secure the payment of all Obligations of the Loan Parties under the Loan Documents to the extent provided in the Collateral Documents.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender, any L/C Issuer, any Swing Line Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

(d) The Loan Parties agree that this Amendment shall be a Loan Document for all purposes of the Amended and Restated Credit Agreement and the other Loan Documents.

(e) Nothing contained in this Amendment, the Amended and Restated Credit Agreement or any other Loan Document shall constitute or be construed as a novation of any of the Obligations.

SECTION 2. Conditions of Effectiveness. This Amendment shall become effective as of the Amendment Effective Date when, and only when, the following conditions have been satisfied:

(a) The Agent’s receipt of the following, each of which shall be originals or electronic copies unless otherwise specified, each properly executed by a duly authorized officer of the signing Loan Party, each dated the Amendment Effective Date (or, in the case of certificates of governmental officials, a recent date before the Amendment Effective Date) and each in form and substance reasonably satisfactory to the Agent:

(i) executed counterparts of this Amendment executed by the Original Required Lenders, the New Lenders, the Borrower and the Agent;

(ii) certified copies of the resolutions of the board of directors or equivalent governing body of each Loan Party approving this Amendment to which it is or is to be a party and of all documents evidencing other necessary corporate action and governmental and other third party approvals and consents, if any, with respect to this Amendment and each Loan Document to which it is a party;

(iii) a copy of the certificate of the Secretary of State of the jurisdiction of incorporation or formation, as the case may be, of each Loan Party, dated reasonably near the Amendment Effective Date, certifying (A) as to a true and correct copy of the charter, article of formation, or such other constitutive document on file in such Secretary’s office and (B) that (1) such amendments are the only amendments to such Loan Party’s constitutive documents on file in such Secretary’s office, (2) such Loan Party has paid all franchise taxes to the date of such certificate and (3) such Loan Party is duly incorporated or formed and in good standing or presently subsisting under the laws of the State of the jurisdiction of incorporation or formation;

(iv) a certificate of each Loan Party signed on behalf of such Loan Party by its President or a Vice President and its Secretary, any Assistant Secretary or a duly authorized person, dated the Amendment Effective Date (the statements made in which certificate shall be true on and as of the Amendment Effective Date), certifying as to (A) the absence of any amendments to the charter or applicable constitutive documents of such Loan Party since the date of the Secretary of State’s certificate referred to in Section 4(a)(iii) above, (B) a true and correct copy of the bylaws, limited liability company agreement, or partnership agreement of such Loan Party as in effect on the date on which the resolutions referred to in Section 4(a)(iii) above were adopted and on the Amendment Effective Date and (C) the due incorporation or formation and good standing or valid existence of such Loan Party as a corporation, limited liability company or partnership organized or formed under the laws of the jurisdiction of its incorporation or formation and the absence of any proceeding for the dissolution or liquidation of such Loan Party;

(v) a certificate of the Secretary, an Assistant Secretary or a duly authorized person of each Loan Party certifying the names and true signatures of the officers of such Loan Party authorized to sign each Loan Document to which it is or is to be a party and the other documents to be delivered hereunder and thereunder;

(vi) a certificate signed by a Responsible Officer, or a duly authorized person, of the Borrower certifying that the conditions specified in Sections 4.02(a) and (b) of the Amended and Restated Credit Agreement have been satisfied;

(vii) the executed opinion of Cahill Gordon & Reindel LLP, special New York counsel to the Loan Parties, addressed to the Agent and each Lender, substantially as to the matters set forth, mutatis mutandis, in Exhibit H to the Original Credit Agreement.

(b) The New Lenders shall have received, to the extent requested, on or before the date which is five (5) Business Days prior to the Amendment Effective Date, all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations including the PATRIOT Act.

(c) (x) Any fees, costs and expenses required to be paid on or before the Amendment Effective Date to the Agent or any Arranger (i) pursuant to any fee or engagement letters or (ii) otherwise for which invoices have been received at least one Business Day prior to the Amendment Effective Date and (y) an amendment fee to each Original Lender that has executed this Amendment Agreement by the Amendment Effective Date in an aggregate amount equal to 0.25% of such Original Lender’s Commitment immediately prior to the Amendment Effective Date, in each case shall have been paid.

(d) Unless waived by the Agent, the Borrower shall have paid all reasonable fees, charges and disbursements of counsel to the Agent (directly to such counsel if requested by the Agent) to the extent invoiced at least one Business Day prior to the Amendment Effective Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing and customary post-closing proceedings included in such invoices (provided, that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Agent).

(e) The conversions, payments and repayments specified in Section 6 below shall have been completed and made, as applicable.

SECTION 3. Confirmation of Representations and Warranties.

(a) The Borrower hereby represents and warrants that all representations and warranties contained in Article V of the Amended and Restated Credit Agreement and each other Loan Document (other than the Amended and Restated Credit Agreement) to which it is a party are true and correct in all material respects on and as of the date hereof, provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date, and provided further that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(b) Each Loan Party (other than the Borrower) hereby represents and warrants, on and as of the date hereof, that the representations and warranties contained in the Loan Documents to which it is a party are true and correct in all material respects on and as of the date hereof; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date, and provided further that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(c) Each Loan Party (other than the Borrower) represents and warrants, on and as of the date hereof, that (a) it has the requisite power to execute and deliver this Amendment, and all corporate or other action required to be taken by it for the due and proper authorization, execution, delivery and performance of this Amendment and the consummation of the transactions contemplated hereby has been duly and validly taken and (b) this Amendment has been duly authorized, executed and delivered by it.

(d) Each Loan Party (other than the Borrower) hereby acknowledges that it has been provided with a copy of each of the Amended and Restated Credit Agreement and the other Loan Documents.

(e) Each Loan Party hereby represents and warrants that, on and as of the date hereof, no event has occurred and is continuing that constitutes a Default.

SECTION 4. Reallocation of Revolving Loans.

(a) Upon the Amendment Effective Date and the increase in the Revolving Credit Commitment of the New Lenders as contemplated hereby, the New Lenders shall make Revolving Credit Loans to the Borrower and the Borrower shall prepay outstanding Revolving Credit Loans with the proceeds thereof in an amount such that, after giving effect to such prepayment, the percentage of the Revolving Credit Loans held by each Original Lender and each New Lender will equal the percentage of the aggregate Revolving Credit Commitments of all Lenders represented by such Lender’s Revolving Credit Commitment after giving effect to the increase in the Revolving Credit Commitments as contemplated hereby. The Borrower shall pay accrued interest on the Revolving Credit Loans being prepaid and any other amounts payable to any Lender in accordance with Section 3.05 of the Amended and Restated Credit Agreement.

(b) Upon the Amendment Effective Date and the increase in the Revolving Credit Commitments as contemplated hereby, (i) each Original Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to the New Lender, and the New Lender will automatically and without further act be deemed to have assumed, a pro rata portion of such Original Lenders’ participations under the Credit Agreement in outstanding Letters of Credit and Swing Line Loans such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding (A) participations under the Credit Agreement in Letters of Credit and (B) participations under the Amended and Restated Credit Agreement in Swing Line Loans held by each Lender will equal the percentage of the aggregate Revolving Credit Commitments held by such Lender after giving effect to the increase in the Revolving Credit Commitments as contemplated hereby.

SECTION 5. Reaffirmation.

(a) Each Loan Party hereby acknowledges, confirms and agrees that: (i) each of the Reaffirmed Documents to which it is a party has been duly executed and delivered by such Loan Party, and each of the Reaffirmed Documents is and shall remain in full force and effect as of the date hereof, and (ii) the agreements and obligations of such Loan Party contained in the Reaffirmed Documents constitute the legal, valid and binding obligations of such Loan Party, enforceable against it in accordance with their respective terms, and as of the date hereof such Loan Party has no valid defense to the enforcement of such obligations.

(b) Each Loan Party hereby acknowledges, confirms and agrees that (i) the Collateral Agent, on behalf of the Secured Parties, has and shall continue to have valid, enforceable and to the extent provided in the Security Agreement perfected first-priority liens upon and security interests in the Collateral (as defined in the Security Agreement) heretofore granted to the Collateral Agent, on behalf of the Secured Parties, pursuant to the Security Agreement and (ii) any other security interests, pledges, assignments or liens granted to the Collateral Agent pursuant to any Loan Document shall continue to be valid, enforceable first-priority liens and security interests, subject, in each case, only to Permitted Liens.

(c) Each Loan Party hereby acknowledges, confirms and agrees that the Secured Obligations shall constitute obligations which are secured by the Security Agreement and guaranteed by the Guaranty.

SECTION 6. Amendment of Reaffirmation Documents.

(a) The Security Agreement is, effective as of the Amendment Effective Date, hereby amended as follows:

(i) The definition of “Secured Hedge Agreement” is hereby amended by replacing the phrase “the Borrower” with “any Loan Party”; and

(ii) The definition of “Maximum First Lien Amount” is hereby amended by replacing the proviso thereto, in its entirety, with the following:

“provided, that the aggregate amount of Obligations under Permitted Secured Commodity Swap Contracts that are secured by the Collateral shall not exceed an aggregate amount equal to the greater of (i) if the Consolidated Net Leverage Ratio (as defined in the Credit Agreement) at the time such Permitted Secured Commodity Swap Contract became entitled to a Lien on the Collateral was equal to or greater than 2.00:1.00, the greater of (A) $10,000,000 and (B) 0.75% of Tangible Assets and (ii) if the Consolidated Net Leverage Ratio at the time such Permitted Secured Commodity Swap Contract became entitled to a Lien on the Collateral was less than 2.00:1.00, the greater of (A) $25,000,000 and (B) 2.0% of Tangible Assets (as defined in the Credit Agreement); provided, further, that such Liens shall be subject to the terms of the Collateral Documents and the Intercreditor Agreement.”

(b) The Guaranty is, effective as of Amendment Effective Date, hereby amended as follows:

(i) Section 5(b) is hereby replaced in its entirety with the following language:

“SUBMISSION TO JURISDICTION. EACH OF THE UNDERSIGNED IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK

COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT OF ANY SECURED PARTY TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY GUARANTOR OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.”

SECTION 7. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier or other electronic means shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 8. Expenses. The Borrower agrees to reimburse the Agent for its reasonable and documented out-of-pocket costs and expenses incurred in connection with this Amendment, including all legal fees.

SECTION 9. Miscellaneous. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 10. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective authorized officers as of the date first above written.

FORESIGHT ENERGY LLC

By:	/s/ Michael J. Beyer
Name: Michael J. Beyer
Title: President

ADENA RESOURCES, LLC

FORESIGHT COAL SALES LLC

FORESIGHT ENERGY FINANCE CORPORATION

FORESIGHT SUPPLY COMPANY LLC HILLSBORO ENERGY LLC

MACOUPIN ENERGY LLC

OENEUS LLC (D/B/A SAVATRAN LLC)

SITRAN LLC

SUGAR CAMP ENERGY, LLC

WILLIAMSON ENERGY, LLC

By:	/s/ Michael J. Beyer
Name: Michael J. Beyer
Title: President

[Signature Page]

CITIBANK, N.A. as Agent

By:	/s/ Justin S. Tichauer
Name: Justin S. Tichauer
Title: Vice President

[Signature Page]

CITIBANK, N.A. as an Original Lender

By:	/s/ Justin S. Tichauer
Name: Justin S. Tichauer
Title: Vice President

[Signature Page]

MORGAN STANLEY BANK, N.A., as an Original Lender

By:	/s/ Dmitriy Barskiy
	Name:	Dmitriy Barskiy
	Title:	Authorized Signatory

[Signature Page]

RAYMOND JAMES BANK, FSB as a New Lender

By	/s/ Alexander L. Rody
	Name:	Alexander L. Rody
	Title:	Senior Vice President

[Signature Page]

JPMORGAN CHASE BANK, N.A. as an Original Lender

By	/s/ Brian Knapp
	Name:	Brian Knapp
	Title:	Vice President

[Signature Page]

PNC Bank, National Association as an Original Lender

By	/s/ Richard C. Munsick
	Name:	Richard C. Munsick
	Title:	Senior Vice President

[Signature Page]

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK as an Original Lender

By	/s/ Matthias Guillet
	Name:	Matthias Guillet
	Title:	Director

By	/s/ Joseph Philbin
	Name:	Joseph Philbin
	Title:	Director

[Signature Page]

UBS LOAN FINANCE LLC as an Original Lender

By	/s/ Mary E. Evans
	Name:	Mary E. Evans
	Title:	Associate Director

By	/s/ Irja R. Otsa
	Name:	Irja R. Otsa
	Title:	Associate Director

[Signature Page]

UNION BANK, N.A. as an Original Lender

By	/s/ Richard G. Reeves
	Name:	Richard G. Reeves
	Title:	Senior Vice President

[Signature Page]

SOCIÉTÉ GENÉRALE as an Original Lender

By	/s/ Daniel Ota
	Name:	Daniel Ota
	Title:	Director

[Signature Page]

DEUTSCHE BANK TRUST COMPANY AMERICAS as a New Lender

By	/s/ Marcus M. Tarkington
	Name:	Marcus M. Tarkington
	Title:	Director

By	/s/ Michael Getz
	Name:	Michael Getz
	Title:	Vice President

[Signature Page]

BARCLAYS BANK PLC as a New Lender

By	/s/ Vanessa A. Kurbatskiy
	Name:	Vanessa A. Kurbatskiy
	Title:	Vice President

[Signature Page]

Branch Banking and Trust Company as a New Lender

By	/s/ Roger E Searls
	Name:	Roger E Searls
	Title:	Vice President

[Signature Page]

Goldman Sachs Bank USA as a New Lender

By	/s/ Mark Walton
	Name:	Mark Walton
	Title:	Authorized Signatory

[Signature Page]

Royal Bank of Canada as a New Lender

By:	/s/ P.K. Shields
	Name:	P.K. Shields
	Title:	Authorized Signatory

[Signature Page]

Stifel Bank & Trust as a New Lender

By	/s/ John H. Phillips
	Name:	John H. Phillips
	Title:	Executive Vice President

[Signature Page]

EXHIBIT A

Amended and Restated Credit Agreement

Attached.

Execution Version

$400,000,000

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of August 12, 2010

Amended and Restated

as of December 15, 2011

among

FORESIGHT ENERGY LLC,

as Borrower,

CITIBANK, N.A.,

as Administrative Agent, Collateral Agent and Swing Line Lender,

Each L/C Issuer Party Hereto,

The Lenders Party Hereto,

and

CITIGROUP GLOBAL MARKETS INC.,

PNC CAPITAL MARKETS LLC, and

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,

as Joint Lead Arrangers and Joint Lead Book Managers

PNC CAPITAL MARKETS LLC and

THE HUNTINGTON NATIONAL BANK,

as Co-Syndication Agents

and

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,

as Documentation Agent

		Page
	ARTICLE I
	DEFINITIONS AND ACCOUNTING TERMS
1.01	Defined Terms	1
1.02	Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:	33
1.03	Accounting Terms.	33
1.04	Times of Day	34
1.05	Letter of Credit Amounts	34
1.06	Compliance with Certain Covenants	34
1.07	Amendment and Restatement of Original Credit Agreement	34

	ARTICLE II
	THE COMMITMENTS AND CREDIT EXTENSIONS

2.01	The Revolving Credit Loans	34
2.02	Borrowings, Conversions and Continuations of Loans	35
2.03	Letters of Credit.	36
2.04	Swing Line Loans	42
2.05	Prepayments	44
2.06	Termination or Reduction of Commitments	45
2.07	Repayment of Loans	45
2.08	Interest	45
2.09	Fees	46
2.10	Computation of Interest and Fees; Retroactive Adjustments of Applicable Rate.	47
2.11	Evidence of Debt.	47
2.12	Payments Generally; Administrative Agent’s Clawback	47
2.13	Sharing of Payments by Lenders	49
2.14	Incremental Facilities	49
2.15	Cash Collateral	52
2.16	Defaulting Lenders	52
2.17	Refinancing Amendments; Maturity Extension	54

	ARTICLE III
	TAXES, YIELD PROTECTION AND ILLEGALITY

3.01	Taxes	56
3.02	Illegality	58
3.03	Inability to Determine Rates	58
3.04	Increased Costs; Reserves on Eurocurrency Rate Loans	59
3.05	Compensation for Losses	60
3.06	Mitigation Obligations; Replacement of Lenders	60
3.07	Survival	61

	ARTICLE IV
	CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01	Conditions of Initial Credit Extension	61
4.02	Conditions to all Credit Extensions	64

-i-

-ii-

		Page
	ARTICLE VII
	NEGATIVE COVENANTS

7.01	Liens	82
7.02	Indebtedness	84
7.03	Investments	85
7.04	Fundamental Changes	87
7.05	Dispositions	87
7.06	Restricted Payments	88
7.07	Change in Nature of Business	89
7.08	Transactions with Affiliates	89
7.09	Burdensome Agreements	90
7.10	Use of Proceeds	90
7.11	Financial Covenants.	90
7.12	Intentionally Omitted	91
7.13	Intentionally Omitted	91
7.14	Amendments of Organization Documents	91
7.15	Accounting Changes	91
7.16	Prepayments, Etc. of Indebtedness	91
7.17	Amendment, Etc. of Related Documents and Indebtedness	92
7.18	Limitation on Negative Pledge Clauses	92
7.19	Swap Contracts. Enter into any Swap Contracts other than in the ordinary course of business for non-speculative purposes and consistent with sound business practice	93

	ARTICLE VIII
	EVENTS OF DEFAULT AND REMEDIES

8.01	Events of Default	93
8.02	Remedies Upon Event of Default	95
8.03	Application of Funds	95

	ARTICLE IX
	ADMINISTRATIVE AGENT

9.01	Appointment and Authority	96
9.02	Rights as a Lender	96
9.03	Exculpatory Provisions. No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, no Agent:	96
9.04	Reliance by Administrative Agent and Collateral Agent	97
9.05	Delegation of Duties	98
9.06	Resignation of Administrative Agent and Collateral Agent	98
9.07	Non-Reliance on Agents and Other Lenders	98
9.08	No Other Duties, Etc	99
9.09	Administrative Agent May File Proofs of Claim	99
9.10	Collateral and Guaranty Matters	99
9.11	Indemnification	100
9.12	Intercreditor Agreement; Consent	100
9.13	No Novation	100

-iii-

-iv-

SCHEDULES

I	Commitments and Applicable Lending Office
II	L/C Issuers
1.01(a)	Subsidiary Guarantors
1.01(b)	Coal Mining Agreements
1.01(c)	Coal Supply Agreements
1.01(d)	Mines and Mining Facilities and Related Properties
1.01(e)	Mining Leases
1.01(f)	Material Contracts
1.01(h)	Restructuring Transactions
1.01(i)	NRP Dispositions
1.01(j)	Existing Mortgages
4.01(c)	Disclosed Litigation
5.03	Approvals, Consents, Authorizations
5.08(a)	Existing Liens
5.08(b)	Real Property and Mortgaged Properties
5.09	Environmental Matters
5.14	Subsidiaries and Other Equity Investments; Loan Parties
5.18(a)	Intellectual Property Matters
5.21	Labor Matters
7.02(b)	Existing Indebtedness
7.03	Existing Investments
7.08	Affiliate Transactions
7.18	Negative Pledges
10.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS1

Form of

A	Borrowing Notice
B	Swing Line Loan Notice
C	Note
D	Compliance Certificate
E	Assignment and Assumption
F	Subsidiary Guaranty
G	Mortgage
H	Opinion of Cahill Gordon & Reindel LLP, New York counsel to the Loan Parties
I	Opinion of Bailey & Glasser LLP, corporate counsel to the Loan Parties
J	Perfection Certificate
K	Opinion Relating to Mortgages

[1]	Exhibits attached hereto are those delivered on the Original Effective Date.

-v-

AMENDED AND RESTATED CREDIT AGREEMENT

This AMENDED AND RESTATED CREDIT AGREEMENT (“Agreement”) is entered into as of December 15, 2011, among FORESIGHT ENERGY LLC, a Delaware limited liability company (the “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and CITIBANK, N.A., as Administrative Agent, Collateral Agent and Swing Line Lender, each L/C Issuer from time to time party hereto, CITIGROUP GLOBAL MARKETS INC., PNC CAPITAL MARKETS LLC (“PNC”) and CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (“Crédit Agricole”), as Joint Lead Arrangers and Joint Lead Book Managers, PNC and THE HUNTINGTON NATIONAL BANK, as Co-Syndication Agents, and Crédit Agricole, as Documentation Agent.

PRELIMINARY STATEMENTS:

WHEREAS, the Borrower, the Lenders party thereto, Citibank, N.A., as administrative agent and collateral agent, and the other parties thereto are parties to that certain Credit Agreement dated as of August 12, 2010 (as amended prior to the date hereto, the “Original Credit Agreement”);

WHEREAS, the Borrower has requested that the Original Credit Agreement be amended and restated as provided herein and that, from and after the Amendment Effective Date, (a) the Lenders extend credit in the form of Revolving Credit Loans at any time and from time to time during the Availability Period, in an aggregate principal amount at any time outstanding not in excess of $400,000,000 or the aggregate amount of Revolving Credit Commitments in effect from time to time, (b) the Swing Line Lender extend credit at any time and from time to time during the Availability Period in the form of Swing Line Loans, in an aggregate principal amount at any time outstanding not in excess of $25,000,000, and (c) the L/C Issuers issue Letters of Credit in an aggregate face amount at any time outstanding not in excess of $125,000,000; and

WHEREAS, the Lender Parties have indicated their willingness to so amend and restate the Original Credit Agreement, and to extend such credit, and the L/C Issuers have indicated their willingness to issue Letters of Credit, in each case on the terms and subject to the conditions set forth herein, including the granting of security interests in the Collateral pursuant to the Collateral Documents and the making of the guarantees pursuant to the Subsidiary Guaranty.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Accounting Change” means changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or, if applicable, the SEC.

“Acquired Assets” has the meaning specified in the definition of “Permitted Acquisition”.

“Acquired Entity” has the meaning specified in the definition of “Permitted Acquisition”.

“Additional Lender” has the meaning specified in Section 2.14(d).

“Additional Permitted Secured Indebtedness” means Indebtedness or Obligations of a Loan Party that is (a) expressly permitted to be incurred pursuant to Section 7.02(k) hereof, (b) permitted to be secured by a Lien on the Collateral pursuant to Section 7.01(a) and (c) designated as additional secured Indebtedness of the Borrower intended to be secured by a Lien on the Collateral.

“Additional Revolving Facility Commitments” has the meaning specified in Section 2.14(a).

“Adjustment Date” means the date of receipt by the Administrative Agent of the financial statements for the most recently completed fiscal quarter furnished pursuant to Section 6.01 and the Compliance Certificate with respect to such financial statements furnished pursuant to Section 6.02 commencing with the financial statements and Compliance Certificate delivered for the third full fiscal quarter occurring after the Original Effective Date.

“Administrative Agency Fee Letter” means that Administrative Agency Fee Letter dated as of August 12, 2010, between the Borrower and the Administrative Agent.

“Administrative Agent” means Citibank, N.A., in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent Parties” has the meaning specified in Section 10.02(c).

“Agents” means, collectively, the Administrative Agent and the Collateral Agent.

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” means this Credit Agreement.

“All-In Yield” means, as to any Indebtedness, the yield thereon, whether in the form of interest rate, margin, OID, interest rate floors, up-front fees, or otherwise; provided that OID and up-front fees shall be equated to interest rate assuming a 4-year life to maturity; provided further that “All-In Yield” shall not include arrangement fees, structuring fees, commitment fees, underwriting fees or other fees not paid to all lenders of any such Indebtedness.

“Amendment Agreement” means the Amendment Agreement dated as of the Amendment Effective Date, among the Borrower, the Subsidiary Guarantors in existence on the Amendment Effective Date, the Administrative Agent and the Lenders party thereto.

“Amendment Effective Date” means December 15, 2011.

“Amendment Transaction” means the amendment and restatement of the Original Credit Agreement and the transactions contemplated thereby.

“Applicable Percentage” means, with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the Revolving Facility represented by such Lender’s Revolving Credit Commitment (if any) at such time. If the Commitment of each Lender to make Revolving Credit Loans and the obligation of the L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 8.02, or if the Revolving Credit Commitments have expired, then the Applicable Percentage of each Lender in respect of the Revolving Facility shall be determined based on the Applicable Percentage of such Lender in respect of the Revolving Facility most recently in effect, giving effect to any subsequent assignments. The initial Applicable Percentage of each Lender in respect of the Revolving Facility is set forth on Schedule I hereto or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Applicable Rate” means, from time to time, the following percentages per annum, based upon the Consolidated Net Leverage Ratio as set forth below:

	Applicable Rate
Level	Consolidated Net Leverage Ratio	Eurocurrency Rate Loans and Letters of Credit	Base Rate Loans	Commitment Fee
I	< 2.00:1.00	3.00%	2.00%	0.50%
II	≥ 2.00:1.00 but < 2.50:1.00	3.25%	2.25%	0.50%
III	≥ 2.50:1.00 but < 3.00:1.00	3.50%	2.50%	0.50%
IV	≥ 3.00:1.00 but < 4.00:1.00	3.75%	2.75%	0.50%
V	≥ 4.00:1.00	4.00%	3.00%	0.625%

provided, that (a) the Applicable Rate will be determined as of the last day of the immediately preceding fiscal quarter; provided, that from the Original Effective Date until the third date following the date on which the Administrative Agent receives the Borrower’s Compliance Certificate for the fiscal quarter ending September 30, 2011, the Applicable Rate will be set at Level IV, (b) the Applicable Rate determined for any Adjustment Date (including the first Adjustment Date) shall remain in effect until a subsequent Adjustment Date for which the Consolidated Net Leverage Ratio falls within a different level, and (c) if the financial statements and related Compliance Certificate for any fiscal period are not delivered by the date due pursuant to Sections 6.01 and 6.02, the Applicable Rate shall be those set forth in Level V until the date of delivery of such financial statements and Compliance Certificate, after which the Applicable Rate shall be based on the Consolidated Net Leverage Ratio set forth in such Compliance Certificate.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arranger Fee Letter” means that certain Arranger Fee Letter dated as of August 12, 2010, among the Borrower, Citigroup and PNC.

“Arrangers” means, collectively, (a) Citigroup Global Markets Inc., in its capacity as a joint lead arranger and joint book manager, (b) PNC Capital Markets LLC, in its capacity as a joint lead arranger and joint book manager, and (c) Crédit Agricole Corporate and Investment Bank, in its capacity as a joint lead arranger and joint book manager.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender Party and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.06(b) or the definition of “Eligible Assignee”), and accepted by the Administrative Agent, in substantially the form of Exhibit E or any other form approved by the Administrative Agent.

“Attributable Indebtedness” means, on any date, in respect of any Capital Lease Obligations of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.

“Audited Financial Statements” means the audited consolidated balance sheet of the Borrower and its Subsidiaries for the fiscal year ended December 31, 2010, and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal year of the Borrower and its Subsidiaries, including the notes thereto.

“Auto-Extension Letter of Credit” has the meaning specified in Section 2.03(b)(iii).

“Auto-Reinstatement Letter of Credit” has the meaning specified in Section 2.03(b)(iv).

“Availability Period” means the period from and including the Original Effective Date to the earliest of (a) the Maturity Date, (b) the date of termination of the Revolving Credit Commitments pursuant to Section 2.06, and (c) the date of termination of the Commitment of each Lender to make Revolving Credit Loans and of the obligation of any L/C Issuer to make L/C Credit Extensions pursuant to Section 8.02.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the Eurocurrency Rate plus 1% and (c) the rate of interest announced publicly by Citibank, N.A. in New York, New York, from time to time, as Citibank, N.A.’s prime rate. The “prime rate” is a rate set by Citibank, N.A. based upon various factors, including Citibank, N.A.’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Citibank, N.A. shall take effect at the opening of business on the day specified in the public announcement of such change.

“Base Rate Loan” means any Loan that bears interest based on the Base Rate.

“Black Lung Act” means the Black Lung Benefits Act of 1972, 30 U.S.C. §§ 901, et seq., the Federal Mine Safety and Health Act of 1977, 30 U.S.C. §§ 801, et seq., the Black Lung Benefits Reform Act of 1977, Pub. L. No. 95-239, 92 Stat. 95 (1978), and the Black Lung Benefits Amendments of 1981, Pub. L. No. 97-119, Title 11, 95 Stat. 1643, in each case as amended.

“Black Lung Liability” means any liability or benefit obligations related to black lung claims and benefits under the Black Lung Act, and liabilities and benefits related to pneumoconiosis, silicosis, exposure to isocyanates or other lung disease arising under any federal or state law, including any Mining Law.

“Borrower” has the meaning specified in the introductory paragraph hereto.

“Borrower Materials” has the meaning specified in Section 6.02.

“Borrowing” means a Revolving Credit Borrowing, an L/C Borrowing, a Swing Line Borrowing or a borrowing under an Incremental Revolving Facility or New Term Loan Facility, as the context may require.

“Borrowing Notice” means a notice of (a) a Revolving Credit Borrowing, (b) a conversion of Revolving Credit Loans from one Type to the other, or (c) a continuation of Eurocurrency Rate Loans, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A.

“Business” has the meaning specified in Section 5.09(a).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Administrative Agent’s Office is located and, if such day relates to any Eurocurrency Rate Loan, means any such day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market.

“Capital Expenditures” means, for any Person for any period, the sum of, without duplication, all expenditures made, directly or indirectly, by such Person or any of its Subsidiaries during such period for equipment, fixed assets, real property or improvements, or for replacements or substitutions therefor or additions thereto in accordance with GAAP, reflected as additions to property, plant or equipment on a balance sheet of such Person; provided, that Capital Expenditures for the Borrower and its Subsidiaries shall not include Permitted Acquisitions during such period. For purposes of this definition, the purchase price of equipment that is purchased substantially concurrently with the trade-in of existing equipment with the proceeds of any non-ordinary course asset sales (provided, that the purchase is made within 180 days after the sale) or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time, the proceeds of such asset sale or the amount of such insurance proceeds, as the case may be.

“Capital Lease Obligations” means, with respect to any Person, as of any date of determination, the aggregate liability of such Person under Financing Leases reflected on a balance sheet of such Person under GAAP as of such date of determination; provided, however, that “Capital Lease Obligations” shall not include any former operating leases which are treated as capital leases solely as a result of any change in GAAP from that in effect as of the Amendment Effective Date.

“Cash Collateral Account” means a blocked, interest bearing deposit account of one or more of the Loan Parties at Citibank, N.A. in the name of the Administrative Agent and under the sole dominion and control of the Administrative Agent, and otherwise established in a manner reasonably satisfactory to the Administrative Agent.

“Cash Collateralize” has the meaning specified in Section 2.15(b).

“Cash Equivalents” means any of the following types of Investments:

(a) readily marketable obligations issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof; provided, that the full faith and credit of the United States is pledged in support thereof;

(b) time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) (A) is a Lender or (B) is organized under the laws of the United States, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) of this definition and (iii) has combined capital and surplus of at least $500,000,000, in each case with maturities of not more than twelve months from the date of acquisition thereof;

(c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a), (b), and (f) entered into with any financial institution meeting the qualifications specified in clause (b) above;

(d) commercial paper issued by any Person organized under the laws of any state of the United States of America and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P, in each case with maturities of not more than 270 days from the date of acquisition thereof;

(e) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by the Borrower);

(f) readily marketable direct obligations issued by any state or commonwealth of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition;

(g) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the top three categories by S&P or Moody’s; and

(h) shares of investments companies registered under the Investment Company Act of 1940, substantially all of the investments of which are one or more of the types of securities described in clauses (a) through (g) of this definition.

“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Cash Management Bank” means any Person that, at the time it enters into a Cash Management Agreement, is a Lender or an Affiliate of a Lender, in its capacity as a party to such Cash Management Agreement.

“Change in Law” means the occurrence, after the Amendment Effective Date, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request or directive (whether or not having the force of law) by any Governmental Authority required to be complied with by any Lender; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the day enacted, adopted, issued or implemented.

“Change of Control” means:

(a) an event or series of events by which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 35% or more of the total voting power of the Voting Stock of the Borrower or any Parent on a fully-diluted basis and (ii) the Permitted Holders are not the beneficial owners of a larger percentage of the voting power of such Voting Stock than such person or group; or

(b) the majority of the seats (other than vacant seats) on the board of directors or equivalent governing body of the Borrower or such Parent cease to be occupied by Persons who either (i) were members of the board of directors or equivalent governing body of the Borrower or such Parent on the Amendment Effective Date or (ii) were nominated for election by the board of directors (or committee thereof) or such equivalent governing body of the Borrower or such Parent, as applicable, or by one or more of the Permitted Holders.

“Citigroup” means Citigroup Global Markets Inc. and its successors.

“Coal Act” means the Coal Industry Retiree Health Benefit Act of 1992, 26 U.S.C. §§ 9701, et seq., as amended.

“Coal Mining Agreements” means each contract or agreement to which the Borrower or any or its Subsidiaries is a party providing for the operation, administration, development, mining or maintenance of any Mining Facilities owned, operated or leased by the Borrower or any of its Subsidiaries, including those set forth on Schedule 1.01(b) hereto.

“Coal Supply Agreements” means each contract or agreement to which the Borrower or any of its Subsidiaries is a party with an initial term of more than one year providing for the sale, supply or transfer of coal or coal products from mines owned or operated by the Borrower or any of its Subsidiaries, including those set forth on Schedule 1.01(c) hereto.

“Code” means the Internal Revenue Code of 1986.

“Collateral” means all of the “Collateral” and “Mortgaged Property” referred to in the Collateral Documents and all of the other property that is under the terms of the Collateral Documents, subject to Liens in favor of the Collateral Agent for the benefit of the Secured Parties as security for the Obligations.

“Collateral Agent” means Citibank, N.A. and its successors or assigns.

“Collateral Documents” means, collectively, the Security Agreement, the Intellectual Property Security Agreements, the Mortgages, the Perfection Certificate, each of the mortgages, collateral assignments, security agreements, pledge agreements or other similar agreements delivered to the Administrative Agent pursuant to Section 6.12, and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties as security for the Obligations.

“Commitment” means, with respect to any Lender Party, such Lender Party’s Revolving Credit Commitment, Incremental Revolving Credit Commitment, New Term Loan Commitment, L/C Commitment or Swing Line Commitment, as the context may require.

“Commodity Hedge Counterparty” means a Person that is a counterparty to any Commodity Swap Contract other than any Hedge Bank, any Loan Party or any Affiliate of any Loan Party.

“Commodity Swap Contract” means a Swap Contract relating to a commodity (but excluding, for the avoidance of doubt, any Swap Contract relating to interest rate exposure or currency risk or exposure).

“Common Stock” means, with respect to any Person, Voting Stock issued by such Person that is not entitled to any preference on dividends or distributions, upon liquidation or otherwise.

“Compliance Certificate” means a certificate substantially in the form of Exhibit D.

“Consolidated” means, when used to modify a financial term, test, statement or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person or its Subsidiaries.

“Consolidated Cash Interest Charges” means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, the sum of all interest expense and letter of credit fees and commissions of the Borrower and its Subsidiaries in connection with borrowed money or other extensions of credit, in each case to the extent treated as interest in accordance with GAAP and payable in cash.

“Consolidated EBITDA” means, as of the last day of any period, Consolidated Net Income for such period:

(a) plus, without duplication, the following for such Person and its Subsidiaries for such period to the extent deducted in calculating Consolidated Net Income:

(i) federal state, local and foreign income tax expense for such period,

(ii) non-cash compensation expense,

(iii) losses on discontinued operations,

(iv) Consolidated Interest Expense,

(v) depreciation, depletion and amortization of property, plant, equipment and intangibles,

(vi) debt extinguishment costs and expenses (including, without limitation, any costs or expenses in connection with the Transaction),

(vii) other non-cash charges (including, without limitation, (x) non-cash minority interest expense consisting of income attributable to minority interests of third parties in any non-wholly owned Subsidiary (except to the extent of dividends paid on Equity Interests held by third parties) and (y) FASB ASC 360-10 writedowns, but excluding any non-cash charge which requires an accrual of, or a cash reserve for, anticipated cash charges for any future period),

(viii) the excess, if any, of reclamation and remediation obligation expenses determined in accordance with GAAP over reclamation and remediation obligations cash payments (it being understood that reclamation and remediation obligation expenses may not be added back under any other clause in this definition),

(ix) the amount of any unusual or non-recurring restructuring or similar charges (which, for avoidance of doubt, shall include retention, severance, systems establishment costs or excess pension, Other Post-Employment Benefits, black lung settlement, curtailment or other excess charges); provided, that, any determination of whether a charge is unusual or non-recurring shall be made by the Borrower’s chief financial officer (or person acting in a similar capacity) pursuant to such officer’s good faith judgment;

(x) transaction costs, fees and expenses in connection with any acquisition or issuance of Indebtedness or Equity Interests (whether or not successful) by the Borrower or any of its Subsidiaries; and

(xi) any net losses of any Subsidiary to the extent such net loss would otherwise be required to be capitalized according to GAAP;

provided, that, with respect to any Subsidiary of such Person, the foregoing such items will be added only to the extent and in the same proportion that such Subsidiary’s net income was included in calculating Consolidated Net Income;

(b) minus, without duplication, the following for such Person and its Subsidiaries for such period to the extent added in calculating Consolidated Net Income:

(i) federal state, local and foreign income tax benefit for such period,

(ii) gains on discontinued operations,

(iii) all non-cash items increasing Consolidated Net Income for such Person for such period (including, without limitation, the accretion of sales or purchase contracts),

(iv) the excess, if any, of asset retirement obligations cash payments over asset retirement obligations expenses determined in accordance with GAAP (it being understood that asset retirement cash payments need not be added back under any other clause in this definition),

(v) all cash payments actually made by such Person and its Subsidiaries during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period, and

(vi) all unusual or non-recurring gains.

“Consolidated Funded Indebtedness” means, as of any date of determination, for the Borrower and its Subsidiaries on a consolidated basis, the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including Obligations hereunder) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments and Obligations in respect of Disqualified Equity Interests, (b) all direct obligations arising under standby letters of credit (other than with respect to Designated Letters of Credit) and similar instruments to the extent drawn and not reimbursed by the Borrower, (c) all obligations in respect of the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business and not overdue for more than ninety (90) days, and (ii) obligations under coal leases which may be terminated at the discretion of the lessee), (d) Attributable Indebtedness in respect of Capital Lease Obligations other than Excluded Sale-Leaseback Obligations, (e) amounts due under Permitted Securitization Programs (whether or not on the balance sheet of the Borrower or its Subsidiaries) and (f) the Swap Termination Value (excluding for this purpose clause (b) of such definition) that is due and payable by the Borrower and its Subsidiaries under any Swap Contract that has been closed out.

“Consolidated Interest Coverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated EBITDA for the period of the four prior consecutive fiscal quarters ending as of the date of the financial statements most recently delivered by the Borrower pursuant to Section 6.01(a) or (b), as applicable, to (b) Consolidated Cash Interest Charges for such period.

“Consolidated Interest Expense” means, for the Borrower and its Subsidiaries on a consolidated basis, Consolidated Cash Interest Charges plus, to the extent incurred, accrued or payable by the Borrower or any of its Subsidiaries, without duplication: (a) interest expense attributable to Financing Leases, (b) imputed interest with respect to Attributable Indebtedness, (c) amortization of debt discount and debt issuance costs, (d) capitalized interest, (e) non-cash interest expense, (f) any of the above expenses with respect to Indebtedness of another Person Guaranteed by the Borrower and its Subsidiaries or secured by a Lien on the assets of the Borrower and its Subsidiaries and (g) any interest, premiums, fees, discounts, expenses and losses on the sale of accounts receivable (and any amortization thereof) payable by the Borrower and of its Subsidiaries in connection with any Permitted Securitization Program, and any yields or other charges or other amounts comparable to, or in the nature of, interest payable by the Borrower or any of its Subsidiaries under any Permitted Securitization Program. Consolidated Interest Expense shall be determined for any period after giving effect to any net payments made or received and costs incurred by the Borrower or any of its Subsidiaries with respect to any related interest rate Swap Contracts.For the avoidance of doubt, for purposes of this definition, any non-cash interest attributable to any Excluded Sale-Leaseback Obligations shall be excluded.

“Consolidated Net Income” means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, the net income (or net loss) of the Borrower and its Subsidiaries for that period, determined in accordance with GAAP” (after reduction for minority interests in Subsidiaries); provided, that the following (without duplication) will be excluded in computing Consolidated Net Income:

(a) the net income (or loss) of the Borrower and its Subsidiaries, except to the extent of dividends or other distributions actually paid in cash to the Borrower and its Subsidiaries during such period;

(b) the net income (or loss) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived;

(c) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to asset sales, other dispositions or the extinguishment of debt, in each case other than in the ordinary course of business;

(d) any net after-tax extraordinary gains or losses; and

(e) the cumulative effect of a change in accounting principles.

“Consolidated Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded Indebtedness minus the sum of all Unrestricted Cash, Cash Equivalents and short-term marketable debt securities of any Loan Party that in the aggregate exceed $20,000,000 as of the date of the financial statements most recently delivered by the Borrower pursuant to Section 6.01(a) or (b), as applicable, to (b) Consolidated EBITDA for the period of the four consecutive fiscal quarters ending as of the date of such financial statements.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Crédit Agricole” has the meaning specified in the introductory paragraph hereto.

“Credit Extension” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

“Cumulative Net Income Amount” means, as of any date of determination, an amount, not less than zero, determined on a cumulative basis to be equal to (a) 50% of Consolidated Net Income (excluding the impact (positive or negative) of sales contract accretion) of the Borrower and its Subsidiaries arising after December 31, 2010 minus (b) the sum of (i) the aggregate amount of Investments made pursuant to Section 7.03(r)(i), (ii) the aggregate amount of Restricted Payments made pursuant to Section 7.06(d) and (iii) prepayments, redemptions, purchases, defeasances or other satisfaction of any Indebtedness pursuant to Section 7.16(b)(ii) since the Amendment Effective Date.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means (a) when used with respect to Obligations other than Letter of Credit Fees, an interest rate equal to (i) the Base Rate plus (ii) the Applicable Rate, if any, applicable to Base Rate Loans plus (iii) 2% per annum; provided, however, that with respect to a Eurocurrency Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 2% per annum and (b) when used with respect to Letter of Credit Fees, a rate equal to the Applicable Rate plus 2% per annum.

“Defaulting Lender” means, in the reasonable discretion of the Administrative Agent, any Lender that (a) has failed to (i) fund all or any portion of its Loans within three Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any L/C Issuer, any Swing Line Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swing Line Loans) within three Business Days of the date when due, (b) has notified the Borrower, the Administrative Agent or any L/C Issuer or Swing Line Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lenders’ obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

“Designated Letters of Credit” means letters of credit issued in the ordinary course of business with respect to mine reclamation, workers’ compensation and other employee benefit liabilities.

“Disclosed Litigation” has the meaning specified in Section 4.01(c).

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Disqualified Equity Interests” means any Equity Interest which, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments and all outstanding Letters of Credit), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is ninety-one (91) days after the Maturity Date; provided, that, if such Equity Interests are issued pursuant to a plan for the benefit of employees of the Borrower or any of its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because it may be required to be repurchased by the Borrower or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Dollar” and “$” mean lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary of the Borrower that is organized under the laws of the United States or any state thereof or the District of Columbia, other than any such Subsidiary that is a Subsidiary of a Foreign Subsidiary.

“Eligible Assignee” means (a) a Lender; (b) an Affiliate of a Lender; (c) an Approved Fund; and (d) any other Person (other than a natural person) approved by (i) except in the case of an assignee of any Loan held by any Arranger or any of its Affiliates, the Administrative Agent and except in the case where the assignee is a Lender, an Affiliate of a Lender or an Approved Fund, (ii) unless an Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed) and (iii) in the case of an assignment of a Revolving Credit Commitment, (a) the L/C Issuers, such approval not to be unreasonably withheld or delayed and (b) the Swing Line Lender, such approval not to be unreasonably withheld or delayed; provided that, notwithstanding the foregoing, no consent shall be required if the assignee is a Lender, an Affiliate of a Lender or an Approved Fund; and provided, further, that notwithstanding the foregoing, “Eligible Assignee” shall not include the Borrower or any of the Borrower’s Affiliates or Subsidiaries or any natural person.

“Environment” means ambient and indoor air, surface water and groundwater (including potable water and navigable water and wetlands), the land surface or subsurface strata or sediment, and natural resources such as flora and fauna.

“Environmental Audit” has the meaning specified in Section 6.14(a).

“Environmental Laws” means any and all current and future federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, and concessions and grants issued by a Governmental Authority or common law causes of action applicable to the Properties or the Borrower’s or any of its Subsidiaries’ operations relating to pollution or protection of the Environment and of human health (to the extent related to exposure to Hazardous Materials) including SMCRA and MSHA, and those relating to the generation, treatment, storage, transportation, handling, Release and threat of Release of Hazardous Materials, acid mine drainage and Reclamation; provided, that “Environmental Laws” do not include any laws relating to worker or retiree benefits, including benefits arising out of occupational diseases.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, clean-up, corrective or remedial or response action, fines, penalties or indemnities), of the Borrower, any other Loan Party or any of their respective Subsidiaries resulting from or based upon or arising under any applicable Environmental Law, including (a) a violation of any Environmental Law, (b) the Release or threatened Release of any Hazardous Materials into the Environment, (c) Reclamation or (d) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permits” means any and all permits, licenses, registrations, certifications, notifications, approvals and any other authorization required under any applicable Environmental Law (including, without limitation, those necessary under any applicable Environmental Laws for the construction, maintenance and operation of any coal mine or related processing facilities or Reclamation).

“Equity Contribution Agreement” means that certain Contribution Agreement among Foresight Reserves, LP and the Borrower, dated as of August 12, 2010, pursuant to which Foresight Reserves, LP agrees to contribute and invest not less $100,000,000 in the Borrower.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Equity Proceeds Amount” means, as of any date of determination, an amount, not less than zero, determined on a cumulative basis to be equal to (a) the aggregate net cash proceeds received from the issuance and sale of Qualified Equity Interests of the Borrower or capital contribution to the Borrower, including by way of issuance of its Disqualified Equity Interests or Indebtedness to the extent since converted into Qualified Equity Interests of the Borrower since the Original Effective Date minus (b) the sum of (i) the aggregate amount of Investments made pursuant to Section 7.03(r)(ii), (ii) the aggregate amount of Restricted Payments made pursuant to Section 7.06(i) and (iii) prepayments, redemptions, purchases, defeasances or other satisfaction of any Indebtedness pursuant to Section 7.16(b)(iii) since the Amendment Effective Date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with a Loan Party within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by a Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization or insolvent (within the meaning of Section 4245 of ERISA) or a determination has been made that a Multiemployer Plan is in “endangered” or “critical” status within the meaning of Section 432 of the Code or Section 305 of ERISA; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon a Loan Party or any ERISA Affiliate; or (g) conditions for imposition of a lien under Section 303(k) of ERISA shall have been met with respect to any Plan; or (h) a determination that any Plan is in “at risk” status (within the meaning of Section 303 of ERISA) has been made.

“Eurocurrency Rate” means:

(i) for any Interest Period with respect to a Eurocurrency Rate Loan, the rate per annum equal to (i) the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or such other commercially available source providing quotations of BBA LIBOR as may be designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two London Banking Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period or, (ii) if such rate is not available at such time for any reason, the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted and with a term equivalent to such Interest Period would be offered by Citibank, N.A.’s London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two London Banking Days prior to the commencement of such Interest Period; and

(ii) for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to (i) BBA LIBOR, at approximately 11:00 a.m., London time determined two London Banking Days prior to such date for Dollar deposits being delivered in the London interbank market for a term of one month commencing that day or (ii) if such published rate is not available at such time for any reason, the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the date of determination in same day funds in the approximate amount of the Base Rate Loan being made or maintained and with a term equal to one month would be offered by Citibank, N.A.’s London Branch to major banks in the London interbank Eurodollar market at their request at the date and time of determination.

“Eurocurrency Rate Loan” means any Loan that bears interest at a rate based on the Eurocurrency Rate.

“Event of Default” has the meaning specified in Section 8.01.

“Excluded Mining Leases” means the Franklin Mining Lease and the Ruger Mining Lease.

“Excluded Sale-Leaseback Obligations” means obligations in respect of sale leaseback transactions between any of the Borrower or its Subsidiaries and certain Affiliates of the Borrower entered into in the ordinary course of business and that would be characterized as sale leaseback transactions solely because of the continuing involvement of such Affiliate in mining related to such leases.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender, any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder or under any other Loan Document described in clauses (a) through (e) and clause (i) of the definition thereof, (a) branch profits taxes or similar taxes or taxes imposed on or measured by its net income and franchise taxes imposed on it (in each case, however denominated), as a result of a present or former connection between the Administrative Agent, such Lender or such L/C Issuer (or such other recipient) and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent, such Lender, or such L/C Issuer (or such other recipient) having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any Loan Document), (b) other than in the case of an assignee pursuant to a request by the Borrower under Section 10.13, any United States federal withholding tax that is imposed on amounts payable to such recipient under any Laws in effect at the time such recipient becomes a party hereto or, with respect to any additional interest in a Loan acquired after becoming a party hereto, the date such additional interest was acquired (or designates a new Lending Office), except to the extent that such recipient (or its assignor, if any) was entitled, at the time of the designation of a new Lending Office (or assignment) to receive additional amounts from Borrower with respect to such withholding tax pursuant to Section 3.01(a), (c) any United States federal withholding tax that is imposed under FATCA, (d) any United States federal backup withholding tax, (e) any tax resulting from a Lender’s failure to comply with Section 3.01(e) or (f) any interest, penalties or additions to tax in respect of the foregoing.

“Existing Indebtedness” has the meaning specified in Section 7.02(b).

“Existing Mortgages” means each of the mortgages granted by a Loan Party pursuant to the Original Credit Agreement, as may be amended from time to time, as more particularly set forth on Schedule 1.01(j) attached hereto.

“Extension” has the meaning specified in Section 2.17(b).

“Extension Notice” has the meaning specified in Section 2.17(b).

“Extraordinary Receipt” means any cash received by the Borrower or any of its Subsidiaries as proceeds of insurance (other than proceeds of business interruption insurance to the extent such proceeds constitute compensation for lost earnings) or condemnation awards (and payments in lieu thereof).

“Facility” means the initial Revolving Facility, any tranche pursuant to an Extension or any Incremental Facility or Other Revolving Credit Commitments, as the context may require.

“Fair Market Value” means, as of any date of determination, the value that would be attributed to the Securitization Assets by an independent and unaffiliated third party purchasing the Securitization Assets in an arm’s-length sale transaction as of such date, as determined in good faith by the Borrower.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided, that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Citibank, N.A. on such day on such transactions as determined by the Administrative Agent.

“Fee Letters” means (a) the Arranger Fee Letter, (b) the Administrative Agency Fee Letter and (c) such other fee letters as may be entered into by the Borrower and the Lenders and designated by the Borrower and such Lender as a Loan Document hereunder.

“Financing Lease” means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

“Foreign Lender” means, with respect to the Borrower, any Lender that is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia.

“Foreign Subsidiary” means a Subsidiary that is organized under the laws of a jurisdiction other than the United States or any state thereof or the District of Columbia and any Subsidiary thereof.

“Foresight Reserves, L.P. Partnership Agreement” means the Amended and Restated Limited Partnership Agreement of Foresight Reserves, LP, a Delaware limited partnership and the direct parent of the Borrower, dated as of September 21, 2007.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any L/C Issuer, such Defaulting Lender’s Applicable Percentage of the outstanding L/C Obligations in respect of Letters of Credit issued by such L/C Issuer, other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms of this Agreement, and (b) with respect to the Swing Line Lender, such Defaulting Lender’s Applicable Percentage of Swing Line Loans other than Swing Line Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms of this Agreement.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances as of the date of determination.

“Governmental Authority” means the government of the United States or any other nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantee” means, as to any Person (the “guaranteeing person”), any obligation of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any letter of credit) to the extent the guaranteeing person has issued a reimbursement, counterindemnity or similar obligation in order to induce the creation of such obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, reimbursement obligations under letters of credit and any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee shall not include (i) indemnification or reimbursement obligations under or in respect of Surety Bonds or Designated Letters of Credit or (ii) endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantor Subsidiary” means any direct or indirect Domestic Subsidiary of the Borrower, whether currently existing or hereafter acquired or created; provided, that such term shall not include any Subsidiary (a) to the extent (but only so long as) it is prohibited by the terms of any Contractual Obligation (including, in the case of any

Subsidiary that is not wholly-owned, directly or indirectly, by a Loan Party, pursuant to its Organization Documents) from guaranteeing the Obligations or any other obligations or liabilities guaranteed pursuant to the terms of the Subsidiary Guaranty (it being understood that, for purposes of this definition, the terms of any Contractual Obligation shall be deemed to prohibit such Guarantee if it would constitute a breach or default under or result in the termination of or require the consent of any Person (other than the Borrower or any of its Subsidiaries, or the Administrative Agent or the Lenders in their respective capacities as such) under the security, agreement, instrument or other undertaking giving rise to such Contractual Obligation); provided, further, that such Contractual Obligation is or was not created in contemplation of this definition; and provided, further, that upon the request of the Administrative Agent, the Borrower shall use commercially reasonable efforts and shall take (or cause to be taken) all reasonable actions necessary or desirable to remedy any such limitations or restrictions in the execution of the Subsidiary Guaranty by such Subsidiary or (b) that is acquired as part of a Permitted Acquisition and is not required to comply with the provisions of Section 6.12 of this Agreement or Section 7.2 of the Security Agreement pursuant to the requirements of the definition thereof.

“Hazardous Materials” means (i) any explosive or radioactive substances or wastes and (ii) any hazardous or toxic substances, materials or wastes, regulated as such or as a pollutant or contaminant under any applicable Environmental Law, including, without limitation, asbestos-containing materials, polychlorinated biphenyls, toxic mold, greenhouse gases, urea-formaldehyde insulation, gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or by-products of breakdown products of petroleum or any coal ash, coal combustion by-products or waste, boiler slag, scrubber residue or flue desulphurization residue.

“Hedge Bank” means any Person that, at the time it enters into a Secured Hedge Agreement (including, without limitation, any Commodity Swap Contract), is a Lender or an Affiliate of a Lender, in its capacity as a party to such Secured Hedge Agreement.

“Honor Date” shall have the meaning specified in Section 2.03(c)(i).

“Increase Effective Date” has the meaning specified in Section 2.14(d).

“Incremental Amendment” has the meaning specified in Section 2.14(e).

“Incremental Facilities” has the meaning specified in Section 2.14(a).

“Incremental L/C Issuer” has the meaning specified in Section 2.14(b).

“Incremental Lender” means any Incremental Revolving Lender, any New Revolving Lender and any New Term Lender, as the context may require.

“Incremental Revolving Credit Commitments” has the meaning specified in Section 2.14(a).

“Incremental Revolving Credit Loan” means any Loan made by an Incremental Revolving Lender under an Incremental Revolving Facility or any Loan made by a New Revolving Lender under the Revolving Credit Facility.

“Incremental Revolving Facility” has the meaning specified in Section 2.14(a).

“Incremental Revolving Facility Commitments” has the meaning specified in Section 2.14(a).

“Incremental Revolving Lenders” has the meaning specified in Section 2.14(b).

“Incremental Swing Line Lender” has the meaning specified in Section 2.14(b).

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all Obligations of such Person for borrowed money and all Obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) all Obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments issued for the account of such Person;

(c) net Obligations of such Person under any Swap Contract;

(d) all Obligations of such Person to pay the deferred purchase price of property or services (other than trade liabilities not overdue for more than 90 days incurred in the ordinary course of business and payable in accordance with customary practices);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) Capital Lease Obligations;

(g) Disqualified Equity Interests of such Person,

(h) all Guarantee Obligations of such Person in respect of any Indebtedness of such Person; and

(i) all indebtedness and other payment Obligations referred to in clauses (a) through (h) above of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, to the extent such person is liable therefor as a result of such Person’s ownership interest in such entity or otherwise, except (other than in the case of general partner liability) to the extent that the terms of such Indebtedness expressly provide that such person is not liable therefor. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any Capital Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

“Indemnified Taxes” means Taxes other than Excluded Taxes and Other Taxes.

“Indemnified Party” has the meaning specified in Section 10.04(b).

“Information” has the meaning specified in Section 10.07.

“IPO” means the first underwritten public offering by the Borrower (or a Public Parent) of its Equity Interests pursuant to a registration statement filed with the SEC in accordance with the Securities Act with gross receipts of not less than $50,000,000.

“Incremental Cap” has the meaning specified in Section 2.14(a).

“Intercreditor Agreement” means an intercreditor agreement entered into after the Original Effective Date in connection with any Loan Party’s granting of any Lien pursuant to Section 7.01(a), 7.01(o) or 7.01(p), among the Collateral Agent, the Administrative Agent, the applicable Commodity Hedge Counterparty (or an agent on its behalf), any agent representing holders of Additional Permitted Secured Indebtedness or any Senior Representative representing holders of Permitted Senior Notes, if any, in form and substance acceptable to the Administrative Agent and containing customary and market terms, which agreement will set forth the relative rights and priorities in respect of the Liens on the Collateral created under the Collateral Documents.

“Intellectual Property Security Agreement” has the meaning specified in the Security Agreement.

“Interest Payment Date” means, (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date (or, if sooner, the date on which the Obligations become due and payable pursuant to Section 8.02); provided, however, that if any Interest Period for a Eurocurrency Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date.

“Interest Period” means, as to each Eurocurrency Rate Loan, the period commencing on the date such Eurocurrency Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one, two, three or six months or, to the extent available to all Lenders making such Eurocurrency Rate Loans, nine or twelve months thereafter, as selected by the Borrower in its Borrowing Notice; provided, that:

(a) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c) no Interest Period shall extend beyond the Maturity Date.

“Investment” means, as to any Person, any loan or advance to such Person, any purchase or other acquisition of any Equity Interest or Indebtedness or the assets comprising a division or business unit or a substantial part of all of the business of such Person, any capital contribution to such Person or any other direct or indirect investment in such Person, including, without limitation, any acquisition by way of a merger or consolidation (or similar transaction) and any arrangement pursuant to which the investor incurs Indebtedness of the types referred to in clause (h) or (i) of the definition of “Indebtedness” in respect of such Person.

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, or an equivalent rating by any other nationally recognized statistical rating agency selected by the Borrower and reasonably acceptable to the Administrative Agent.

“IP Rights” has the meaning specified in Section 5.18.

“IRS” means the United States Internal Revenue Service.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the applicable L/C Issuer and the Borrower (or any Subsidiary) or in favor of the applicable L/C Issuer and relating to any such Letter of Credit.

“Joint Venture” means any Person (other than a Subsidiary) in which the Borrower and its Subsidiaries collectively hold an ownership interest.

“Latest Maturity Date” means, at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Other Revolving Credit Loan or any Other Revolving Credit Commitment, in each case as extended in accordance with this Agreement from time to time.

“Laws” means, as to any Person, collectively, all international, foreign, Federal, state and local laws, statutes, treaties, rules, regulations, ordinances, codes, and determinations of arbitrators or courts or other Governmental Authorities, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject, including Mining Laws.

“L/C Advance” means, with respect to each Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Revolving Credit Borrowing.

“L/C Commitment” means, as to any L/C Issuer, the amount set forth under the caption “L/C Commitment” opposite such L/C Issuer’s name on Schedule I hereto, or, as the case may be, opposite such caption in the Assignment and Assumption pursuant to which such L/C Issuer becomes an L/C Issuer under this Agreement, as applicable. The aggregate amount of the L/C Commitments as of the Amendment Effective Date is $125,000,000.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

“L/C Issuer” means (a) each of the banks listed on Schedule II hereto acting through any of its Affiliates or branches, in its capacity as an issuer of Letters of Credit hereunder and (b) any other Eligible Assignee or Revolving Lender that may become an L/C Issuer pursuant to Section 10.06(c) or 10.06(i), respectively, with respect to Letters of Credit issued by such L/C Issuer. Each L/C Issuer may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates or branches of such L/C Issuer, in which case the term “L/C Issuer” shall include any such Affiliate or branch with respect to Letters of Credit issued by such Affiliate or branch.

“L/C Obligations” means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.05. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“L/C Sublimit” means an amount equal to the lesser or (a) $125,000,000 and (b) the unused Aggregate Commitments. The L/C Sublimit is part of, and not in addition to, the Aggregate Commitments.

“Lender” has the meaning specified in the introductory paragraph hereto and shall include any Incremental Lender or any Lender that may become a party hereto pursuant to an Assignment and Assumption, and, as the context may require, includes the Swing Line Lender.

“Lender Party” means any Lender, any L/C Issuer, and any Swing Line Lender.

“Lending Office” means, as to any Lender Party, the office or offices of such Lender Party specified as its “Lending Office” opposite its name on Schedule I hereto or in the Assignment and Assumption pursuant to which it became a Lender, as the case may be, the office or offices of such Lender Party described as such in such Lender Party’s Administrative Questionnaire, or such other office or offices as a Lender Party may from time to time notify the Borrower and the Administrative Agent.

“Letter of Credit” means any letter of credit issued hereunder.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by any L/C Issuer.

“Letter of Credit Expiration Date” means the day that is thirty (30) Business Days prior to the Maturity Date (or, if such day is not a Business Day, the next preceding Business Day).

“Letter of Credit Fee” has the meaning specified in Section 2.03(i).

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Financing Lease having substantially the same economic effect as any of the foregoing).

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of a Revolving Credit Loan, Swing Line Loan or a L/C Advance and includes any Incremental Revolving Credit Loan and any New Term Loan.

“Loan Documents” means, collectively, (a) this Agreement and the Amendment Agreement, (b) the Notes, (c) the Subsidiary Guaranty, (d) the Collateral Documents, (e) each Issuer Document, (f) to the extent in effect, the Intercreditor Agreement, (g) each Secured Hedge Agreement, (h) each Secured Cash Management Agreement, (i) the Fee Letters and (j) each other document that is deemed in writing by the Borrower and the Administrative Agent to constitute a Loan Document.

“Loan Parties” means, collectively, the Borrower and each Subsidiary Guarantor.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Management Agreement” means the Management and Services Agreement dated as of August 1, 2010, between the Borrower and Foresight Management, LLC, pursuant to which Foresight Management, LLC performs management, advisory, operational and employment services for the Borrower.

“Material Adverse Effect” means a material adverse effect upon (a) the business, assets, operations, property, condition (financial or otherwise) or material agreements of the Borrower and its Subsidiaries, taken as a whole, (b) the ability of the Borrower or the Subsidiary Guarantors to perform their respective obligations under the Loan Documents or (c) the validity or enforceability of this or any of the other Loan Documents or the rights or remedies of the Agents or the Lenders hereunder or thereunder.

“Material Contract” means, with respect to any Person, each contract (a) to which such Person is a party involving the aggregate consideration payable to or by such Person of $2,000,000 or more in any fiscal year or (b) the loss of which would reasonably be expected to have a Material Adverse Effect, including those set forth on Schedule 1.01(f) hereto.

“Material Leased Real Property” means real property leased by any Loan Party having a fair market value reasonably estimated by the Borrower to be in excess of $2,000,000.

“Material Owned Real Property” means real property owned by any Loan Party having a fair market value reasonably estimated by the Borrower to be in excess of $2,000,000.

“Maturity Date” means August 12, 2014; provided, however, that if such date is not a Business Day, the Maturity Date shall be the immediately preceding Business Day.

“Mining Financial Assurances” has the meaning specified in Section 5.10.

“Mines” means each mining complex described on Schedule 1.01(d) hereto that are owned, leased or operated by the Borrower and its Subsidiaries, and each additional parcel or tract of real property acquired by any Loan Party pursuant to a Permitted Acquisition after the Original Effective Date.

“Mining Facilities” means the Mines and the related facilities and assets.

“Mining Laws” means any and all applicable current or future domestic or foreign, federal, state or local (or any subdivision) statutes, ordinances, orders, rules, regulations, judgments, governmental authorizations, or any other requirements of Governmental Authorities relating to surface or subsurface mining operations and activities. Mining Laws shall include, but not be limited to, the Federal Coal Leasing Amendments Act, 30 U.S.C. §§ 181 et seq., the Black Lung Act and the Coal Act, each as amended, and any comparable state and local laws or regulations.

“Mining Leases” means each contract, agreement or lease to which any Loan Party is a party granting such Loan Party an interest in coal from the property that is the subject of such contract, lease or agreement, including those set forth on Schedule 1.01(e) hereto.

“Mining Title” means an undivided fee simple title to the real property interest (including interests in surface and/or coal mining rights) or a leasehold interest in an undivided interest in the real property interest (including interests in surface and/or coal mining rights) together with no less than those real properties, easements, licenses, privileges, rights and appurtenances as are necessary to mine, remove, process and transport coal in the manner operated at such time.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Mortgage” means each of the Existing Mortgages and any deeds of trust, trust deeds, deeds to secure debt, mortgages, leasehold mortgages and leasehold deeds of trust in substantially the form of Exhibit G (with such changes as may be reasonably satisfactory to the Collateral Agent and its counsel to account for local law matters) covering the properties listed on Schedule 5.08(b) (together with the Assignments of Leases and Rents referred to therein and each other mortgage delivered pursuant to Section 6.12), in each case as amended, restated, supplemented or otherwise modified from time to time.

“MSHA” means the Mining Safety and Health Act of 1977, 30 U.S.C. §§ 801 et seq., as amended.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which a Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“New Revolving Lender” means any Additional Lender or Lender providing (a) Additional Revolving Facility Commitments under the Revolving Facility pursuant to Section 2.14(a) or (b) Revolver Refinancing Indebtedness pursuant to a Refinancing Amendment in accordance with Section 2.17; provided that each Additional Lender shall be subject to the approval of the Administrative Agent and, if such Additional Lender will provide an Incremental Revolving Credit Loan, an Incremental Revolving Credit Commitment or any Other Revolving Credit Commitment, each L/C Issuer and the Swing Line Lender (such approval in each case not to be unreasonably withheld or delayed) and the Borrower.

“New Term Lenders” has the meaning specified in Section 2.14(c).

“New Term Loan Commitments” has the meaning specified in Section 2.14(c).

“New Term Loan Facility” has the meaning specified in Section 2.14(a).

“New Term Loans” has the meaning specified in Section 2.14(a).

“Nonconsenting Lender” has the meaning specified in Section 10.13.

“Non-Extension Notice Date” has the meaning specified in Section 2.03(b)(iii).

“Non-Reinstatement Deadline” has the meaning specified in Section 2.03(b)(iv).

“Note” means a promissory note made by the Borrower in favor of a Lender evidencing Revolving Credit Loans or Swing Line Loans, as the case may be, made by such Lender, substantially in the form of Exhibit C.

“NRP Dispositions” means (i) sale leaseback transactions in accordance with the agreements entered into in the ordinary course of business and as set forth on Schedule 1.01(i), pursuant to which Natural Resource Partners LP or any of its Affiliates acquires assets from the Borrower or any of its Affiliates, which assets are leased back to any Subsidiary Guarantor and (ii) other transactions made pursuant to that certain Restricted Business Contribution Agreement, dated as of January 4, 2007, by and among Christopher Cline, Foresight Reserves LP, Adena Minerals, LLC, Natural Resource Partners LP, NRP (GP) LP, GP Natural Resource Partners LLC and NRP (Operating) LLC.

“Obligations” means, with respect to any Person, any payment, performance or other obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding under Debtor Relief Laws. Without limiting the generality of the foregoing, the Obligations of any Loan Party under the Loan Documents include (a) the obligation to pay principal, interest, Letter of Credit commissions, participation fees, charges, expenses, fees, attorneys’ fees and disbursements, indemnities and other amounts payable by such Loan Party under any Loan Document and (b) the obligation of such Loan Party to reimburse any amount in respect of any of the foregoing that any Lender Party, in its sole discretion, may elect to pay or advance on behalf of such Loan Party.

“OID” has the meaning set forth in Section 2.14(b).

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Original Credit Agreement” has the meaning specified in the preliminary statements hereto.

“Original Effective Date” means August 12, 2010.

“Other Revolving Credit Commitments” means one or more classes of revolving credit commitments hereunder or extended Revolving Credit Commitments or Revolving Credit Commitments that result from a Refinancing Amendment.

“Other Revolving Credit Facility” means, at any time, the aggregate amount of the Other Revolving Credit Commitments and the Other Revolving Credit Loans.

“Other Revolving Credit Loans” means the Revolving Credit Loans made pursuant to any Other Revolving Credit Commitment.

“Other Taxes” means all present or future stamp or documentary taxes or any other intangible, mortgage recording or similar excise or property taxes, charges or similar levies (and interest, fines, penalties and additions related thereto) arising from any payment made hereunder or under any other Loan Document described in clauses (a) through (e) and clause (i) of the definition thereof or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document described in clauses (a) through (e) and clause (i) of the definition thereof.

“Outstanding Amount” means (a) with respect to any Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of such Loans, as the case may be, occurring on such date; (b) with respect to Swing Line Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments of such Swing Line Loans occurring on such date; and (c) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Borrower of Unreimbursed Amounts.

“Overnight Rate” means, for any day, the greater of (a) the Federal Funds Rate and (b) an overnight rate determined by the Administrative Agent, the applicable L/C Issuer, or the applicable Swing Line Lender, as the case may be, in accordance with banking industry rules on interbank compensation.

“Parent” means any direct or indirect parent company of the Borrower.

“Participant” has the meaning specified in Section 10.06(e).

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into law October 26, 2001, as amended.

“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA, or any successor thereto.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by a Loan Party or any ERISA Affiliate or to which a Loan Party or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

“Perfection Certificate” means, with respect to any Loan Party, a certificate substantially in the form of Exhibit J hereto, completed and supplemented with the schedules and attachments contemplated thereby and duly executed by an authorized officer of such Loan Party.

“Permitted Acquisition” shall mean the acquisition by the Borrower or any Subsidiary of all or substantially all the assets of a Person or line of business of such person (referred to herein as the “Acquired Assets”), or all of the Equity Interests of a Person (referred to herein as the “Acquired Entity”); provided, that (a) such acquisition was not preceded by an unsolicited tender offer for such Equity Interests by, or proxy contest initiated by the Borrower or any of its Subsidiaries; (b) the Acquired Entity or the Acquired Assets, as applicable, shall be engaged in a Similar Business as conducted during the current and most recently concluded calendar year; (c) at the time of such transaction (i) both before and after giving effect thereto, no Event of Default or Default shall have occurred and be continuing; (ii) the Borrower would be in compliance on a Pro Forma Basis with the covenants set forth in Section 7.11 as of the most recently completed fiscal quarter ending prior to such transaction for which the financial statements and certificates required by Sections 6.01(a) or (b) were required to be delivered, including giving pro forma effect to such transaction and to any other event occurring after such period as to which pro forma recalculation is appropriate (including any other transaction described in this definition occurring after such period) as if such transaction (and the occurrence or assumption of any Indebtedness in connection therewith) had occurred as of the first day of such period; and (iii) for so long as the Consolidated Net Leverage Ratio after giving effect to such acquisition is equal to or greater than 3.50:1.00, the aggregate of the cash consideration paid (excluding cash consideration paid with the proceeds of equity issuances after the Original Effective Date) in connection with such acquisition and any related acquisitions pursuant to this definition (including any Indebtedness of the Acquired Entity that is assumed by the Borrower or any Subsidiary in connection with such acquisition) shall not exceed in the aggregate, $50,000,000; (d) the Borrower and the Subsidiaries shall not incur or assume any Indebtedness in connection with such acquisition, except as permitted by Section 7.02; (e) the Borrower shall comply, and shall cause the Acquired Entity, if any, to comply, with the applicable provisions of Section 6.12 of this Agreement and Section 7.2 of the Security Agreement; provided that the requirements of this clause (e) shall not apply to the extent that (i) the Consolidated Net Leverage Ratio after giving effect to such acquisition is less than 3.50:1.00 and (ii) the aggregate amount of cash consideration invested in Acquired Entities that are not required to comply with the provisions of Section 6.12 and Section 7.2 of the Security Agreement since the Amendment Effective Date does not exceed $50,000,000 and (f) at least 5 Business Days prior to the proposed date of consummation of the transaction, the Borrower shall deliver to the Administrative Agent (i) an officer’s certificate certifying that such transaction complies with this definition (which shall have attached thereto reasonably detailed backup data and calculations showing such compliance) and (ii) all such other information and data relating to the transaction or the Person or business to be acquired as may be reasonably requested by the Administrative Agent.

“Permitted Holder” means any of the following persons (A) (i) Chris Cline and his children and other lineal descendants; (ii) the spouses or former spouses, widows or widowers and estates of any of the Persons referred to in clause (i) above; (iii) any trust having as its sole beneficiaries one or more of the persons listed in clauses (i) and (ii) above; and (iv) any Person a majority of the voting power of the outstanding Capital Stock of which is owned by one or more of the Persons referred to in clauses (i), (ii) or (iii) above, (B) Riverstone Holdings LLC and its respective affiliates (other than any portfolio company) and (C) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such persons referenced in clauses (A) and (B) above, collectively, have beneficial ownership of more than 50% of the total voting power of the voting units or stock of the Borrower or any of its direct or indirect parent companies.

“Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (a) Liens for taxes, assessments and governmental charges or levies which are not yet due and payable or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s, construction and repairmen’s Liens and other similar Liens arising in the ordinary course of business securing obligations and that are not overdue for a period of more than 60 days which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained in the books of the Person; (c) pledges or deposits in the ordinary course of business to secure obligations under Mining Laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature incurred in the ordinary course of business and Liens on assets to secure obligations under surety bonds obtained as required in connection with the entering into of new federal coal leases; (e) Liens securing judgments (or the payment of money not constituting a Default under Section 8.01(h) or securing appeal or other surety bonds related to such judgments; (f) Liens set forth as exceptions to the Lender’s title insurance policies or to the title opinions delivered pursuant to the Original Credit Agreement (“Original Mortgage Policies”) or the Liens set forth as exceptions to the Mortgage Policies or title opinions delivered in accordance with Section 6.12 or 6.19 hereof and an amendment, replacement, extension, renewal, supplement or other modification of any such Lien; and (g) easements, covenants, conditions, rights of way, zoning restrictions and other similar encumbrances which, in the aggregate, in any case do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person and do not render title to the property encumbered thereby unmarketable or materially adversely affect the use of such property for its present purposes.

“Permitted Secured Commodity Swap Contract” means any Commodity Swap Contract entered into with a Commodity Hedge Counterparty by any Loan Party and which provides that the obligations of such Loan Party are to be secured (in whole or in part) by a Lien on the Collateral; provided, that the Commodity Hedge Counterparty party thereto shall have become a party with the Collateral Agent, the Administrative Agent and any other relevant parties, to the Intercreditor Agreement.

“Permitted Securitization Program” means any receivables securitization program pursuant to which the Borrower or any of its Subsidiaries sells accounts receivable and related receivables; provided that, with respect to any Permitted Securitization Program involving a Securitization Subsidiary, (a) such Permitted Securitization Program must qualify as a “Securitization” hereunder, (b) the Investment made by the Borrower or any Subsidiary in such Securitization Subsidiary must be no greater than is customary for transactions of this type of similar sizes and (c) the Seller’s Retained Interest and all proceeds thereof shall constitute Collateral hereunder and all necessary steps to perfect a security interest in such Seller’s Retained Interest in the Collateral are taken by the Borrower or applicable Subsidiary.

“Permitted Senior Notes” means any secured or unsecured Indebtedness incurred by the Borrower in the form of one or more series of senior notes; provided that (i) if such senior notes are secured, such Indebtedness is secured by the Collateral on a pari passu or junior basis (but without regard to the control of remedies) with the Obligations under the Loan Documents and is not secured by any property or assets of the Borrower or any Subsidiary other than the Collateral, (ii) such Indebtedness does not mature or have scheduled amortization or payments of principal and is not subject to mandatory redemption, repurchase, prepayment or sinking fund obligation (other than customary offers to repurchase upon a change of control, asset sale or casualty event prior to the Latest Maturity Date), (iii) the security agreements relating to such Indebtedness are substantially the same as or not materially more restrictive, taken as a whole, to the Borrower or the Subsidiary Guarantors than the Collateral Documents (with such differences as are reasonably satisfactory to the Administrative Agent), (iv) such Indebtedness is not guaranteed by any Subsidiaries other than the Subsidiary Guarantors, (v) the Weighted Average Life to Maturity of such Indebtedness shall be no shorter than that of any then existing Revolving Facility, (vi) if such senior notes are secured, a Senior Representative acting on behalf of the holders of such Indebtedness shall have become party to the Intercreditor Agreement or another intercreditor agreement in form and substance reasonably satisfactory to the Administrative Agent and (vii) the terms of such Indebtedness (except as otherwise provided in clauses (ii) and (iv) above and pricing, optional prepayment or redemption terms), are not materially more restrictive, taken as a whole, than the terms of this Agreement, unless reasonably satisfactory to the Administrative Agent.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by a Loan Party or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, by any ERISA Affiliate.

“Platform” has the meaning specified in Section 6.02.

“Pledged Debt” has the meaning specified in Section 1.1 of the Security Agreement.

“Pledged Equity Interests” has the meaning specified in Section 1.1 of the Security Agreement.

“PNC” has the meaning specified in the introductory paragraph hereto.

“Pro Forma Basis” means, for purposes of calculating the financial covenants set forth in Section 7.11, that with respect to any acquisition or disposition described in Section 1.03(c), such acquisition or disposition shall be deemed to have occurred as of the first day of the most recent four fiscal quarter period preceding the date of such acquisition or disposition for which the Borrower has delivered financial statements pursuant to Section 6.01. In connection with the foregoing, (a) with respect to any acquisition, income statement items attributable to the Person or property or assets acquired shall be included to the extent relating to any period applicable in such calculations to the extent (i) such items are not otherwise included in such income statement items for the Borrower and its Subsidiaries in accordance with GAAP or in accordance with any defined terms set forth in Section 1.01, (ii) such items are supported by financial statements or other information reasonably satisfactory to the Administrative Agent and (iii) any Indebtedness incurred or assumed by the Borrower or any Subsidiary (including the Person, property or assets acquired) in connection with such acquisition and any Indebtedness of the Person, property or assets acquired which is not retired in connection with such acquisition (A) shall be deemed to have been incurred as of the first day of the most recent four fiscal quarter period preceding the date for such acquisition and (B) if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the most recent four fiscal quarter period preceding the date of such acquisition for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination; (b) with respect to any disposition, income statement items attributable to the Person or property or assets being disposed of shall be excluded to the extent relating to any period applicable in such calculations in accordance with the foregoing principles applicable to acquisitions, mutatis mutandis; and (c) with respect to any acquisition, adjustments to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from such acquisition, taking into account, in the case of any acquisition, factually supportable and identifiable cost savings and operating expense reductions as if such cost savings or operating expense reductions were realized on the first day of the respective period; provided that (x) such actions are taken, committed to be taken or expected to be taken no later than twelve (12) months after the date of such acquisition, (y) no such amounts shall be duplicative of any other amounts, whether through a pro forma adjustment or otherwise, with respect to such period and (z) the amount of such cost savings and synergies added pursuant to this clause (c) for any consecutive four fiscal quarter period shall not exceed 10% of Consolidated EBITDA for such period (determined prior to including such cost savings and synergy) to the extent that the Borrower delivers to the Administrative Agent (i) a certificate of a Financial Officer of the Borrower setting forth such operating expense reductions and other operating improvements or synergies and (ii) information and calculations supporting in reasonable detail such estimated operating expense reductions and other operating improvements or synergies.

“Production Payments” means with respect to any Person, all production payment obligations and other similar obligations with respect to coal and other natural resources of such Person that are recorded as a liability or deferred revenue on the financial statements of such Person in accordance with GAAP.

“Properties” means any facilities and properties currently or formerly owned, leased or operated by the Borrower or any of its Subsidiaries.

“Property Interest” means an interest of any kind in any property or asset, whether real, personal or mixed, and whether tangible or intangible.

“Prudent Operating Practice” means the mining practices, methods and acts that would be employed by a reasonable and prudent mining operator having assets and operations similar in size and scope to the Borrower and its Subsidiaries, using mining equipment and techniques in the conduct of diligent and safe mining operations with due regard for all applicable requirements of Laws.

“Public Lender” has the meaning specified in Section 6.02.

“Public Parent” means any Person that has issued its common Equity Interests in an underwritten primary public offering (other than a public offering pursuant to a registration statement on Form S-8) pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act (whether alone or in connection with a secondary public offering) and which Controls the Borrower (including by virtue of being the managing member of the Borrower).

“Qualified Equity Interests” means all Equity Interests of a Person other than a Disqualified Equity Interest.

“Reclamation” means the reclamation and restoration of land, water and any future, current, abandoned or former mines, and of any other environment affected by such mines, as required pursuant to SMCRA, any other Environmental Law or any Environmental Permit.

“Refinanced Revolver Debt” has the meaning specified in the definition of Revolver Refinancing Indebtedness.

“Refinancing Amendment” means an amendment to this Agreement in form and substance reasonably satisfactory to the Administrative Agent and the Borrower executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Additional Lender and Lender that agrees to provide any portion of the Revolver Refinancing Indebtedness being incurred pursuant thereto, in accordance with Section 2.17.

“Refinancing Indebtedness” has the meaning specified in Section 7.02(c).

“Register” has the meaning specified in Section 10.06(d).

“Related Documents” means any Material Contracts, Coal Mining Agreements, Coal Supply Agreements and Mining Leases and shall include the Management Agreement, the Specified Equipment Financing Documents and the Equity Contribution Agreement.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leaching or migration of any Hazardous Material in or into the Environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any Hazardous Material), or in, into or out of any vessel or facility, including the movement of any Hazardous Material through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30-day notice period has been waived.

“Request for Credit Extension” means (a) with respect to a Borrowing, conversion or continuation of Loans (other than a Swing Line Loan), a Borrowing Notice, (b) with respect to an L/C Credit Extension, a Letter of Credit Application, and (c) with respect to a Swing Line Loan, a Swing Line Loan Notice.

“Required Lenders” means, as of any date of determination, Lenders holding more than 50% of the sum of the (a) Total Outstandings (with the aggregate amount of each Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans being deemed “held” by such Lender for purposes of this definition) and (b) aggregate unused Commitments; provided, that the unused Commitment of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Requirement of Law” means as to any Person, the Organization Documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” means the chief executive officer, president, or any vice president of the Borrower or, with respect to financial matters, the chief financial officer or treasurer of the Borrower.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests of the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to the Borrower’s stockholders, partners or members (or the equivalent Person thereof).

“Restricting Information” has the meaning specified in Section 10.07(b).

“Restructuring Transactions” means the corporate restructuring steps specified on Schedule 1.01(h) to the Original Credit Agreement which were consummated prior to the Original Effective Date.

“Revolver Refinancing Indebtedness” means Indebtedness incurred pursuant to a Refinancing Amendment, in each case, issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, renew, replace or refinance, in whole or part, existing Revolving Credit Loans and/or Other Revolving Credit Loans and related Revolving Credit Commitments and/or Other Revolving Credit Commitments, as applicable, hereunder (including any successive Revolver Refinancing Indebtedness (“Refinanced Revolver Debt”); provided that (i) such extending, renewing or refinancing Indebtedness and the unused portions of Revolving Credit Commitments or Other Revolving Credit Commitments is in an original aggregate principal amount not greater than the aggregate principal amount of the Refinanced Revolver Debt (and, in the case of Refinanced Revolver Debt consisting, in whole or in part, of unused Revolving Credit Commitments or Other Revolving Credit Commitments, the amount thereof), (ii) such Indebtedness has a later maturity than the Refinanced Revolver Debt, (iii) the terms and conditions of such Indebtedness (except as otherwise provided in clause (ii) above and optional prepayment or redemption terms), if not consistent with the terms of the existing Revolving Facility, (A) will be as agreed between the Borrower and the lenders party to such Refinanced Revolver Debt and (B) other than with respect to pricing and fees, shall not be more restrictive than the terms of the existing Revolving Facility unless the Lenders under the Revolving Facility also receive the benefit of the more restrictive terms (without any consent being required), (iv) such Refinanced Revolver Debt shall be repaid, defeased or satisfied and discharged, and all accrued interest, fees and premiums (if any) in connection therewith shall be paid, on the date such Revolver Refinancing Indebtedness is issued, incurred or obtained, and to the extent that such Refinanced Revolver Debt consists, in whole or in part, of Revolving Credit Commitments or Other Revolving Credit Commitments (or Revolving Credit Loans, Other Revolving Credit Loans or Swing Line Loans incurred pursuant to any Revolving Credit Commitments or Other Revolving Credit Commitments), such Revolving Credit Commitments or Other Revolving Credit Commitments, as applicable, shall be terminated, and all accrued fees in connection therewith shall be paid, on the date such Revolver Refinancing Indebtedness is issued, incurred or obtained and (v) the aggregate committed principal amount of any Refinanced Revolver Debt when taken together with the Revolving Credit Commitments and any Other Revolving Credit Commitments then in effect shall not exceed the aggregate outstanding commitments under the Revolving Facility and any Other Revolving Commitments immediately prior to giving effect to such Refinanced Revolver Debt.

“Revolving Credit Borrowing” means a borrowing consisting of simultaneous Revolving Credit Loans of the same Facility and Type and, in the case of Eurocurrency Rate Loans, having the same Interest Period made by each of the Lenders pursuant to Section 2.01.

“Revolving Credit Lenders” means Lenders providing Revolving Credit Commitments under the Revolving Facility.

“Revolving Credit Loan” has the meaning specified in Section 2.01.

“Revolving Credit Commitment” means, as to each Lender, its obligation to (a) make Revolving Credit Loans to the Borrower pursuant to Section 2.01, (b) purchase participations in L/C Obligations, and (c) purchase participations in Swing Line Loans, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth under the caption “Revolving Credit Commitment” opposite such Lender’s name on Schedule I hereto, or, as the case may be, opposite such caption in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted including pursuant to Section 2.14(a) or Section 2.17 from time to time in accordance with this Agreement. The aggregate amount of the Commitments as of the Amendment Effective Date is $400,000,000.

“Revolving Facility” means, at any time, the aggregate amount of the Lenders’ Revolving Credit Commitments at such time.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw- Hill Companies, Inc., and any successor thereto.

“SCH Completion” means the time at which the Sugar Camp and Hillsboro mines have both completed the initial pass of the coal face with their longwall systems, as certified in writing by the Borrower.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between the Borrower and any Cash Management Bank.

“Secured Hedge Agreement” means any Swap Contract (including any Commodity Swap Contract) permitted under Article VII that is entered into by and between any Loan Party and any Hedge Bank.

“Secured Parties” means, collectively, each Agent, each Lender, each L/C Issuer, each Hedge Bank and each Cash Management Bank.

“Securities Act” means the Securities Act of 1933, as amended.

“Securitization” means any transaction or series of transactions entered into by the Borrower or any of its Subsidiaries pursuant to which the Borrower or such Subsidiary, as the case may be, sells, conveys, assigns, grants an interest in or otherwise transfers to a Securitization Subsidiary, Securitization Assets (and/or grants a security interest in such Securitization Assets transferred or purported to be transferred to such Securitization Subsidiary) without recourse other than pursuant to Standard Securitization Undertakings, and which Securitization Subsidiary finances the acquisition of such Securitization Assets with (a) cash, (b) the issuance to the Borrower of Seller’s Retained Interests or an increase in such Seller’s Retained Interests, or (c) proceeds from the sale or collection of Securitization Assets.

“Securitization Assets” means any accounts receivable owed to the Borrower or any Subsidiary (whether now existing or arising or acquired in the future) arising in the ordinary course of business from the sale of goods or services, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable or other receivables, all proceeds of such accounts receivable and other assets (including contract rights) which are of the type customarily transferred or in respect of which security interests are customarily granted in connection with securitizations of accounts receivable and which are sold, transferred or otherwise conveyed by the Borrower or a Subsidiary to a Securitization Subsidiary.

“Securitization Subsidiary” means a wholly owned Subsidiary of the Borrower or any of its Subsidiaries to which the Borrower or any of its Subsidiaries, sells, conveys, transfers or grants a Lien in Securitization Assets, which wholly owned Subsidiary is formed for the limited purpose of effecting one or more Securitizations involving the Securitization Assets and related activities.

“Security Agreement” means that certain Pledge and Security agreement, dated as of August 12, 2010, by and among the Collateral Agent and each of the Grantors (as defined therein) party thereto, together with each other pledge and security agreement and pledge and security agreement supplement delivered pursuant to Section 6.12, in each case as amended, restated, supplemented or otherwise modified from time to time.

“Seller’s Retained Interest” means the debt or equity interests held by the Borrower or any of its Subsidiaries in a Securitization Subsidiary to which Securitization Assets have been transferred, including any such debt or equity received as consideration for or as a portion of the purchase price for the Securitization Assets transferred, or any other instrument through which the Borrower or any of its Subsidiaries has rights to or receives distributions in respect of any residual or excess interest in the Securitization Assets.

“Senior Notes” means the 9.625% senior unsecured notes of the Borrower and Foresight Energy Corporation due 2017 issued pursuant to the Senior Notes Indenture as in effect on the Original Effective Date in an aggregate principal amount not to exceed $400,000,000.

“Senior Notes Indenture” means the Indenture, dated as of August 12, 2010, among the Borrower, Foresight Energy Corporation, the subsidiaries party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Senior Notes Offering” means the issuance of the Senior Notes.

“Senior Representative” means, with respect to any series of Permitted Senior Notes, the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

“Similar Business” means coal production, coal mining, coal gasification, coal liquifaction, other BTU conversions, coal brokering, coal transportation, mine development, coal supply contract restructurings, ash disposal, environmental remediation, Reclamation, coal and coal bed methane exploration, production, marketing, transportation and distribution and other related businesses, and activities of the Borrower and its Subsidiaries as of the Amendment Effective Date and any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“SMCRA” means the Surface Mining Control and Reclamation Act of 1977, 30 U.S.C. §§1201 et seq., as amended.

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital, and (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Equipment Financing Documents” means (a) that certain $97.8 million equipment financing agreement, dated as of January 5, 2010, among Sugar Camp Energy, LLC, as borrower, and Foresight Reserves, L.P., as guarantor, and Calyon Deutschland Neiderlassung Einer Franzoossischen Societé Anonyme and Crédit Agricole Corporate and Investment Bank, as administrative agent, (b) that certain $89.3 million equipment financing agreement, dated as of May 14, 2010, among Hillsboro Energy LLC, as borrower and guarantor, and Foresight Reserves, L.P., as guarantor, and Crédit Agricole Corporate and Investment Bank, as administrative agent and (c) any collateral documents, guarantees, and other agreements entered into pursuant to terms of each thereof.

“Standard Securitization Undertakings” means representations, warranties, covenants, repurchase obligations and indemnities entered into by the Borrower or any Subsidiary which are customary for a seller or servicer of assets transferred in connection with a Securitization.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Borrower.

“Subsidiary Guarantors” means, collectively, the subsidiaries of the Borrower listed on Schedule 1.01(a), and each other Guarantor Subsidiary of the Borrower that guarantees the Obligations pursuant to Section 6.12.

“Subsidiary Guaranty” means the certain Guarantee made by the Subsidiary Guarantors in favor of the Secured Parties, substantially in the form of Exhibit F, together with each other guaranty and guaranty supplement delivered pursuant to Section 6.12.

“Sugar Camp II Mining Complex” means the second spread of longwall mining equipment and associated infrastructure installed at the Sugar Camp Mining Complex referred to in Schedule 1.01(d) relating to the development of the second mining unit.

“Surety Bonds” means surety bonds obtained by the Borrower or any Subsidiary in the ordinary course of business consistent with past practice and the indemnification or reimbursement obligations of the Borrower or such Subsidiary in connection therewith.

“Swap Contract” means any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any valid netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Swing Line” means the revolving credit facility made available by the Swing Line Lender pursuant to Section 2.04.

“Swing Line Borrowing” means a borrowing of a Swing Line Loan pursuant to Section 2.04.

“Swing Line Lender” means Citibank, N.A., in its capacity as provider of Swing Line Loans, any other Revolving Lender that may become a Swing Line Lender pursuant to Section 10.06(i) and, as the context may require, includes any Incremental Swing Line Lender.

“Swing Line Loan” has the meaning specified in Section 2.04(a).

“Swing Line Loan Notice” means a notice of a Swing Line Borrowing pursuant to Section 2.04(b), which, if in writing, shall be substantially in the form of Exhibit B.

“Swing Line Sublimit” means an amount equal to the lesser of (a) $25,000,000 and (b) the unused Aggregate Commitments. The Swing Line Sublimit is part of, and not in addition to, the Aggregate Commitments.

“Tangible Assets” means at any date, with respect to any Person, (a) the sum of all amounts that would, in accordance with GAAP, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of such Person at such date minus (b) the sum of all amounts that would, in accordance with GAAP, be set forth opposite the captions “goodwill” or other intangible categories (or any like caption) on a consolidated balance sheet of such Person on such date.

“Tax Distributions” means, with respect to any taxable period during which the Borrower is treated as a partnership or disregarded entity for U.S. federal income tax purposes, distributions to each Person who holds Equity Interests of the Borrower, in an amount equal to the product of (a) such Person’s allocable share of the net taxable income of the Borrower for such taxable period (including any additional taxable income resulting from any audit adjustment and any items of income, gain, loss or deduction included in the Borrower’s taxable income as a result of holding any Equity Interest of a Subsidiary); and (b) the maximum combined U.S. federal, state and local income tax rate applicable to any direct or indirect owner of the Borrower for such period, as determined under the Foresight Reserves, L.P. Partnership Agreement as in effect on the Original Effective Date. For purposes of clause (a) above, the net taxable income of the Borrower shall be determined without regard to any adjustments to the tax basis of any assets of the Borrower that arise (i) pursuant to section 743 of the Code or (ii) in connection with any transfer of Equity Interests in the Borrower to a Public Parent in connection with an IPO, whether pursuant to Section 1012 of the Code or otherwise.

“Tax Receivable Agreement” means any agreement entered into by a Public Parent in connection with an IPO pursuant to which such Public Parent is obligated to make payments in respect of certain tax benefits deemed realized by such Public Parent.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Threshold Amount” means $30,000,000.

“Total Outstandings” means, without duplication, the aggregate Outstanding Amount of all Revolving Credit Loans, Incremental Revolving Credit Loans, New Term Loans, Swing Line Loans and L/C Obligations.

“TRA Distributions” means, with respect to any annual period for which TRA Payments are payable under a Tax Receivable Agreement, pro rata distributions to each Person who holds Equity Interests of the Borrower, in amounts such that Public Parent receives payments under Section 7.06(f) in respect of such annual period in an aggregate amount equal to the sum of (i) Public Parent’s actual aggregate U.S. federal, state and local income taxes for such annual period attributable to the taxable income of the Borrower (for the avoidance of doubt, determined by taking into account any adjustments to the tax basis of any assets of the Borrower that arise under Section 743 of the Code or in connection with any transfer of Equity Interests in the Borrower to Public Parent in connection with an IPO), and (ii) any TRA Payments payable by the Public Parent in respect of such annual period or any prior annual period.

“TRA Early Termination Payment” means any accelerated lump sum amount payable by a Public Parent under a Tax Receivable Agreement by reason of any early termination of such Tax Receivable Agreement or otherwise, to the extent such amount exceeds the amount that would have been payable under such Tax Receivable Agreement in the absence of such acceleration.

“TRA Payment” means any amount payable by a Public Parent under a Tax Receivable Agreement, other than any TRA Early Termination Payment.

“Transaction” means, collectively, (a) the entering into by the Loan Parties of the Loan Documents to which they are a party, (b) the Senior Notes Offering, (c) the refinancing of existing outstanding indebtedness of the Loan Parties and (d) the payment of the fees and expenses incurred in connection with the consummation of the foregoing.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurocurrency Rate Loan.

“UCC” means the Uniform Commercial Code as in effect in the State of New York; provided, that if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“UCP” means the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500, as the same may be amended from time to time.

“United States” and “U.S.” mean the United States of America.

“Unreimbursed Amount” has the meaning specified in Section 2.03(c)(i).

“Unrestricted Cash” means cash or Cash Equivalents of the Borrower or any of its Subsidiaries that would not appear as “restricted” on a consolidated balance sheet of the Borrower and its Subsidiaries.

“Unused Amount” has the meaning specified in Section 7.06(g).

“U.S. Loan Party” means any Loan Party that is organized under the laws of one of the states of the United States.

“Voting Stock” means shares of capital stock issued by a corporation, or equivalent Equity Interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or person performing similar functions) of such Person, even if the right to so vote has been suspended by the happening of such a contingency.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Preliminary Statements, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03 Accounting Terms.

(a) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, except as otherwise specifically prescribed herein.

(b) Changes in GAAP. If at any time any Accounting Change or any other change as permitted by Section 7.15 would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such Accounting Change as if such Accounting Change has not been made (subject to the approval of the Required Lenders); provided, that until so amended, all financial covenants, standards, and terms in this Agreement shall continue to be calculated or construed as if such Accounting Change had not occurred.

(c) Pro Forma Basis Calculation. Notwithstanding the foregoing, the parties hereto acknowledge and agree that all calculations of the Consolidated Interest Coverage Ratio and the Consolidated Net Leverage Ratio for purposes of determining compliance with Section 7.11(a) and (b) shall be made on a Pro Forma Basis.

1.04 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.05 Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.06 Compliance with Certain Covenants. For purposes of determining compliance with the covenants set forth in Sections 7.01(o), 7.01(p), 7.02(e), 7.02(k), 7.02(q), 7.03(k), 7.03(l), and 7.03(m) that permit the incurrence of certain Liens, Indebtedness or Investments, with reference to maximum Consolidated Net Leverage Ratio levels, such covenants will be measured as of the incurrence date of any such permitted Lien, Indebtedness or Investment. The Loan Parties shall not be deemed to be in Default of such covenants following the incurrence thereof solely by virtue of the fact that the then current Consolidated Net Leverage Ratio level is not within the Consolidated Net Leverage Ratio level required for the incurrence of such Lien, Indebtedness or Investment; provided, that, the Borrower and its Subsidiaries (a) were in compliance with the applicable Consolidated Net Leverage Ratio for such covenant at the time of incurrence of such Lien, Indebtedness or Investment, (b) are otherwise in compliance with the Consolidated Net Leverage Ratio covenant set forth in Section 7.11 and (c) no other Default or Event of Default shall have occurred and be continuing.

1.07 Amendment and Restatement of Original Credit Agreement. This Agreement amends and restates the Original Credit Agreement, and on and after the date hereof, each reference in any Loan Document to “the Credit Agreement,” “therein,” “thereof,” “thereunder” or words of similar import when referring to the Original Credit Agreement shall mean, and shall hereafter be a reference to, the Original Credit Agreement, as amended and restated by this Agreement.

ARTICLE II

THE COMMITMENTS AND CREDIT EXTENSIONS

2.01 The Revolving Credit Loans. Subject to the terms and conditions set forth herein, each Lender with a Revolving Credit Commitment severally agrees to make loans (each such loan, a “Revolving Credit Loan”) to the Borrower from time to time, on any Business Day during the Availability Period, in an aggregate principal amount not to exceed at any time outstanding the amount of such Lender’s Revolving Credit Commitment; provided, however, that after giving effect to any Revolving Credit Borrowing, (a) the Total Outstandings shall not exceed the Revolving Facility, and (b) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender, plus such Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus such Lender’s Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Lender’s Revolving Credit Commitment. Within the limits of each Lender’s Revolving Credit Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01, prepay under Section 2.05, and reborrow under this Section 2.01. Revolving Credit Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

2.02 Borrowings, Conversions and Continuations of Loans.

(a) Each Borrowing (other than a Swing Line Borrowing or any Revolving Credit Borrowing pursuant to Section 2.03(c)), each conversion of Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon the Borrower’s irrevocable notice to the Administrative Agent, which may be given by telephone. Each such notice must be received by the Administrative Agent not later than 11:00 a.m. (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurocurrency Rate Loans or of any conversion of Eurocurrency Rate Loans, and (ii) on the requested date of any Borrowing of Base Rate Loans; provided, however, that if the Borrower wishes to request Eurocurrency Rate Loans having an Interest Period other than one, two, three, or six months or, to the extent available to all Lenders making such Eurocurrency Rate Loans, nine or twelve months in duration as provided in the definition of “Interest Period,” the applicable notice must be received by the Administrative Agent not later than 11:00 a.m. four Business Days prior to the requested date of such Borrowing, conversion or continuation of Eurocurrency Rate Loans, whereupon the Administrative Agent shall give prompt notice to the Lenders of such request and determine whether the requested Interest Period is acceptable to all of them. Not later than 11:00 a.m., three Business Days before the requested date of such Borrowing, conversion or continuation of Eurocurrency Rate Loans, the Administrative Agent shall notify the Borrower (which notice may be by telephone) whether or not the requested Interest Period has been consented to by all the Lenders. Each telephonic notice by the Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a written Borrowing Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof. Except as provided in Sections 2.03(c) and 2.04(c), each Borrowing of or conversion to Base Rate Loans shall be in a minimum principal amount of $500,000 or a whole multiple of $250,000 in excess thereof. Each Borrowing Notice (whether telephonic or written) shall specify (i) whether the Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Borrowing Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation of Eurocurrency Rate Loans, then the applicable Loans shall be made as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Borrowing Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month. Notwithstanding anything to the contrary herein, a Swing Line Loan may not be converted to a Eurocurrency Rate Loan.

(b) Following receipt of a Borrowing Notice in respect of the Revolving Facility, the Administrative Agent shall promptly notify each Lender of the amount of its Applicable Percentage under the Revolving Facility of the Revolving Credit Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans described in the preceding subsection. In the case of a Revolving Credit Borrowing, each Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 1:00 p.m. on the Business Day specified in the applicable Borrowing Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02 (and, if such Borrowing is the initial Credit Extension, Section 4.01), the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of Citibank, N.A. with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower; provided, however, that if, on the date a Borrowing Notice with respect to a Revolving Credit Borrowing is given by the Borrower, there are L/C Advances or an L/C Borrowing outstanding, then the proceeds of such Revolving Credit Borrowing, first, shall be applied to the payment in full of any Unreimbursed Amounts in respect thereof, and second, shall be made available to the Borrower as provided above.

(c) Unless the Lenders are compensated for any losses under Section 3.05, a Eurocurrency Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Rate Loan. During the existence of a Default, no Loans may be requested as, converted to or continued as Eurocurrency Rate Loans if the Required Lenders or the Administrative Agent so notify the Borrower.

(d) The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurocurrency Rate Loans upon determination of such interest rate. At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in Citibank N.A.’s prime rate used in determining the Base Rate promptly following the public announcement of such change.

(e) After giving effect to all Revolving Credit Borrowings, all conversions of Loans from one Type to the other, and all continuations of Revolving Credit Loans as the same Type, there shall not be more than twelve (12) Interest Periods in effect hereunder.

2.03 Letters of Credit.

(a) The Letter of Credit Commitments. (i) Subject to the terms and conditions set forth herein, (A) each L/C Issuer agrees, in reliance upon the agreements of the Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Original Effective Date until the Letter of Credit Expiration Date, to issue Letters of Credit for the account of the Borrower or any Subsidiary, and to amend or extend Letters of Credit previously issued by it in accordance with Section 2.03(b), and (2) to honor drawings under the Letters of Credit, in each case, in an aggregate principal amount not to exceed at any time outstanding the lesser of (x) the L/C Sublimit at such time and (y) such L/C Issuer’s L/C Commitment at such time; and (B) the Lenders severally agree to participate in Letters of Credit issued for the account of the Borrower or any Subsidiary and any drawings thereunder; provided, that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (x) the Total Outstandings shall not exceed the Revolving Facility, (y) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender, plus such Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus such Lender’s Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Lender’s Revolving Credit Commitment and (z) the aggregate Outstanding Amount of all L/C Obligations relating to Letters of Credit issued by the relevant L/C Issuer shall not exceed the L/C Commitment of such L/C Issuer at such time. Each request by the Borrower or any Subsidiary for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Borrower that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower’s ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. Subject to the limitations and conditions set forth herein, Letters of Credit may be issued on the Original Effective Date in an aggregate amount not to exceed $50,000,000.

(ii) No L/C Issuer shall issue any Letter of Credit if:

(A) subject to Section 2.03(b)(iii), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last extension, unless the Required Lenders have approved such expiry date; or

(B) the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless either (x) all the Revolving Credit Lenders have approved such expiry date or (y) the Borrower and the applicable L/C Issuer shall have entered into arrangements reasonably satisfactory to such L/C Issuer for the cash collateralization on the Letter of Credit Expiration Date in favor of such L/C Issuer of such Letter of Credit, it being understood and agreed by the parties hereto that from and after the Letter of Credit Expiration Date, the provisions of this Section 2.03 and all other provision under the Loan Documents with respect to Letters of Credit, including without limitation, Section 2.03(c), shall not apply to any such Letter of Credit issued in reliance on this clause (y) and no Lender shall be entitled to any of the cash collateral provided to the applicable L/C Issuer in respect thereof.

(iii) No L/C Issuer shall be under any obligation to issue any Letter of Credit if:

(A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing such Letter of Credit, or any Law applicable to such L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Original Effective Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Original Effective Date and which such L/C Issuer in good faith deems material to it;

(B) the issuance of such Letter of Credit would violate one or more policies of such L/C Issuer;

(C) except as otherwise agreed by the Administrative Agent and such L/C Issuer, such Letter of Credit is in an initial stated amount less than $250,000, in the case of a commercial Letter of Credit, or $500,000, in the case of a standby Letter of Credit;

(D) such Letter of Credit is to be denominated in a currency other than Dollars;

(E) subject to Section 2.03(b)(iv), such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or

(F) a default of any Lender’s obligations to fund under Section 2.03(c) exists or any Lender is at such time a Defaulting Lender hereunder, unless such L/C Issuer has entered into satisfactory arrangements with the Borrower or such Lender to eliminate such L/C Issuer’s risk with respect to such Lender.

(iv) No L/C Issuer shall be under any obligation to amend any Letter of Credit if (A) such L/C Issuer would not have any obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(v) Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and such L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article IX included such L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to such L/C Issuers.

(b) Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit. (i) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower delivered to the applicable L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Borrower. Such Letter of Credit Application must be received by such L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least two Business Days (or such later date and time as the Administrative Agent and such L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (G) such other matters as the applicable L/C Issuer may reasonably require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable L/C Issuer (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as the applicable L/C Issuer may reasonably require. Additionally, the Borrower shall furnish to the applicable L/C Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the applicable L/C Issuer or the Administrative Agent may reasonably require.

(ii) Promptly after receipt of any Letter of Credit Application, the applicable L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, such L/C Issuer will provide the Administrative Agent with a copy thereof. Unless such L/C Issuer has received written notice from any Lender, the Administrative Agent or any Loan Party, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article IV shall not then be satisfied, then, subject to the terms and conditions hereof, such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower or enter into the applicable amendment, as the case may be, in each case in accordance with such L/C Issuer’s usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from such L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Lender’s Applicable Percentage times the amount of such Letter of Credit.

(iii) If the Borrower so requests in any applicable Letter of Credit Application, an L/C Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided, that any such Auto-Extension Letter of Credit must permit the applicable L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to the applicable L/C Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that the applicable L/C Issuer shall not permit any such extension if (A) such L/C Issuer has determined that it would not be permitted, or would have no obligation at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.03(a)), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Extension Notice Date from the Administrative Agent or the Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, and in each such case directing the applicable L/C Issuer not to permit such extension.

(iv) If the Borrower so requests in any applicable Letter of Credit Application, an L/C Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that permits the automatic reinstatement of all or a portion of the stated amount thereof after any drawing thereunder (each, an “Auto-Reinstatement Letter of Credit”). Unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to the applicable L/C Issuer to permit such reinstatement. Once an Auto-Reinstatement Letter of Credit has been issued, except as provided in the following sentence, the Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to reinstate all or a portion of the stated amount thereof in accordance with the provisions of such Letter of Credit. Notwithstanding the foregoing, if such Auto-Reinstatement Letter of Credit permits the applicable L/C Issuer to decline to reinstate all or any portion of the stated amount thereof after a drawing thereunder by giving notice of such non-reinstatement within a specified number of days after such drawing (the “Non-Reinstatement Deadline”), the applicable L/C Issuer shall not permit such reinstatement if it has received a notice (which may be by telephone or in writing) on or before the day that is seven Business Days before the Non-Reinstatement Deadline from the Administrative Agent or the Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied (treating such reinstatement as an L/C Credit Extension for purposes of this clause) and, in each case, directing the applicable L/C Issuer not to permit such reinstatement.

(v) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the applicable L/C Issuer will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c) Drawings and Reimbursements; Funding of Participations. (i) Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable L/C Issuer shall notify the Borrower and the Administrative Agent thereof. The Borrower shall reimburse such L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing by no later than one Business Day following delivery to the Borrower of notice of any payment by such L/C Issuer under a Letter of Credit, provided that such notice is delivered by 1:00 p.m., New York City time on such date, or, if such notice is not delivered by such time, then on the immediately succeeding Business Day (each such date, an “Honor Date”). If the Borrower fails to so reimburse such L/C Issuer by the time set forth in the preceding sentence, the applicable L/C Issuer shall promptly notify the Administrative Agent of the Honor Date and the amount of the unreimbursed drawing (the “Unreimbursed Amount”). The Administrative Agent shall promptly notify each Revolving Lender thereof and of the amount of such Lender’s Applicable Percentage thereof. Any notice given by such L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided, that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii) Each Lender shall upon any notice pursuant to Section 2.03(c)(i) make funds available to the Administrative Agent for the account of the applicable L/C Issuer at the Administrative Agent’s Office in an amount equal to its Applicable Percentage of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to such L/C Issuer.

(iii) With respect to any Unreimbursed Amount that is not fully refinanced by a Revolving Credit Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrower shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at (A) the rate applicable to Base Rate Loans from the Honor Date to the date reimbursement is required pursuant to Section 2.03(c)(i) and (B) thereafter, the Default Rate. Each Lender’s payment to the Administrative Agent for the account of any L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv) Until each Lender funds its Revolving Credit Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse any L/C Issuer for any amount drawn under any Letter of Credit issued by such L/C Issuer, interest in respect of such Lender’s Applicable Percentage of such amount shall be solely for the account of the applicable L/C Issuer.

(v) Each Lender’s obligation to make Revolving Credit Loans or L/C Advances to reimburse any L/C Issuer for amounts drawn under Letters of Credit issued by such L/C Issuer, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against any L/C Issuer, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Borrower of a Borrowing Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse the applicable L/C Issuer for the amount of any payment made by such L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi) If any Lender fails to make available to the Administrative Agent for the account of any L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at a rate per annum equal to the Overnight Rate, plus any administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Loan included in the relevant L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of any L/C Issuer submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(c)(vi) shall be conclusive absent manifest error.

(d) Repayment of Participations. (i) At any time after any L/C Issuer has made a payment under any Letter of Credit issued by it and has received from any Lender such Lender’s L/C Advance in respect of such payment in accordance with Section 2.03(c), if the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of cash collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Applicable Percentage thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s L/C Advance was outstanding) in the same funds as those received by the Administrative Agent.

(ii) If any payment received by the Administrative Agent for the account of any L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Lender shall pay to the Administrative Agent for the account of such L/C Issuer its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the applicable Overnight Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e) Obligations Absolute. The obligation of the Borrower to reimburse each L/C Issuer for each drawing under each Letter of Credit and to repay each Unreimbursed Amount shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(ii) the existence of any claim, counterclaim, setoff, defense or other right that the Borrower or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), any L/C Issuer or any Lender, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit, except to the extent caused by such L/C Issuer’s gross negligence or willful misconduct;

(iv) any payment by such L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit, so long as such L/C Issuer shall have determined in the absence of gross negligence or willful misconduct, in good faith and in accordance with the standard of care specified in the Uniform Commercial Code of the State of New York, that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment appear on their face to be in conformity with such Letter of Credit;

(v) any payment made by such L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(vi) any other action taken or omitted to be taken by such L/C Issuer under or in connection with any Letter of Credit or the related drafts or documents, whether or not similar to any of the foregoing, if done in the absence of gross negligence or willful misconduct, in good faith and in accordance with the standards of care specified in the Uniform Commercial Code of the State of New York.

The Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Borrower’s instructions or other irregularity, the Borrower will promptly notify the applicable L/C Issuer. The Borrower shall be conclusively deemed to have waived any such claim against any L/C Issuer and its correspondents unless such notice is given as aforesaid.

(f) Role of L/C Issuer. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, no L/C Issuer shall have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. No L/C Issuer, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrower’s pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. Notwithstanding anything to the contrary herein the Borrower may have a claim against any L/C Issuer, and any L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower which the Borrower proves were caused by such L/C Issuer’s willful misconduct or gross negligence or such L/C Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary or transferee of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, each L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and such L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g) Cash Collateral. (i) Upon the request of the Administrative Agent or any L/C Issuer (a) if such L/C Issuer has honored any full or partial drawing request under any Letter of Credit issued by it and such drawing has resulted in an L/C Borrowing, or (b) if, as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, the Borrower shall, in each case, immediately Cash Collateralize the then Outstanding Amount of all L/C Obligations. Upon the drawing of any Letter of Credit for which funds are on deposit in the Cash Collateral Account, such funds shall be applied, to the extent permitted under applicable Laws, to reimburse the applicable L/C Issuer for the amount of such drawing in accordance with Section 2.15.

(ii) Sections 2.05, 2.15 and 8.02(c) set forth certain additional requirements to deliver cash collateral hereunder.

(h) Applicability of ISP and UCP. Unless otherwise expressly agreed by any L/C Issuer and the Borrower when a Letter of Credit is issued, (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the UCP at the time of issuance shall apply to each commercial Letter of Credit.

(i) Letter of Credit Fees. The Borrower shall pay to the Administrative Agent for the account of each Lender in accordance with its Applicable Percentage a Letter of Credit fee (the “Letter of Credit Fee”) for each Letter of Credit equal to the Applicable Rate for Eurocurrency Rate Loans times the daily amount available to be drawn under such Letter of Credit. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.05. Letter of Credit Fees shall be (i) computed on a quarterly basis in arrears and (ii) due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. If there is any change in the Applicable Rate during any quarter, the daily amount available to be drawn under each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect. Notwithstanding anything to the contrary contained herein, upon the request of the Required Lenders, while any Event of Default exists, all Letter of Credit Fees shall accrue at the Default Rate.

(j) Fronting Fee and Documentary and Processing Charges Payable to L/C Issuers. The Borrower shall pay directly to each L/C Issuer for its own account a fronting fee with respect to each Letter of Credit, at the rate per annum on the face amount drawn under each Letter of Credit issued by such L/C Issuer at the rate specified in Section 2.09(c) or such other rate as separately agreed in writing among the Borrower and such L/C Issuer, computed on the daily amount available to be drawn under such Letter of Credit on a quarterly basis in arrears. Such fronting fee shall be due and payable on the first Business Day after the end of each March, June, September and December in respect of the most recently-ended quarterly period (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.05. In addition, the Borrower shall pay directly to each L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of each L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(k) Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

(l) Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, the Borrower shall be obligated to reimburse the applicable L/C Issuer hereunder for any and all drawings under such Letter of Credit. The Borrower hereby acknowledges that the issuance of Letters of Credit for the account of Subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the businesses of such Subsidiaries.

2.04 Swing Line Loans.

(a) The Swing Line. Subject to the terms and conditions set forth herein, the Swing Line Lender agrees, in reliance upon the agreements of the other Lenders set forth in this Section 2.04, to make loans (each such loan, a “Swing Line Loan”) to the Borrower from time to time on any Business Day during the Availability Period in an aggregate principal amount not to exceed at any time outstanding the amount of the Swing Line Sublimit, notwithstanding the fact that such Swing Line Loans, when aggregated with the Applicable Percentage of the Outstanding Amount of Revolving Credit Loans and L/C Obligations of the Lender acting as Swing Line Lender, may exceed the amount of such Lender’s Commitment; provided, however, that after giving effect to any Swing Line Loan, (i) the Total Outstandings shall not exceed the Revolving Facility at such time, and (ii) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender at such time, plus such Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations at such time, plus such Lender’s Applicable Percentage of the Outstanding Amount of all Swing Line Loans at such time shall not exceed such Lender’s Commitment, and provided further that the Borrower shall not use the proceeds of any Swing Line Loan to refinance any outstanding Swing Line Loan. Within the foregoing limits, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.04, prepay under Section 2.05, and reborrow under this Section 2.04. Each Swing Line Loan shall be a Base Rate Loan. Immediately upon the making of a Swing Line Loan, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Lender’s Applicable Percentage times the amount of such Swing Line Loan.

(b) Borrowing Procedures. Each Swing Line Borrowing shall be made upon the Borrower’s irrevocable notice to the Swing Line Lender and the Administrative Agent, which may be given by telephone. Each such notice must be received by the Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the requested borrowing date, and shall specify (i) the amount to be borrowed, which shall be a minimum of $250,000, and (ii) the requested borrowing date, which shall be a Business Day. Each such telephonic notice must be confirmed promptly by delivery to the Swing Line Lender and the Administrative Agent of a written Swing Line Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Promptly after receipt by the Swing Line Lender of any telephonic Swing Line Loan Notice, the Swing Line Lender will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has also received such Swing Line Loan Notice and, if not, the Swing Line Lender will notify the Administrative Agent (by telephone or in writing) of the contents thereof. Unless the Swing Line Lender has received notice (by telephone or in writing) from the Administrative Agent (including at the request of any Lender) prior to 2:00 p.m. on the date of the proposed Swing Line Borrowing (A) directing the Swing Line Lender not to make such Swing Line Loan as a result of the limitations set forth in the first proviso to the first sentence of Section 2.04(a), or (B) that one or more of the applicable conditions specified in Article IV is not then satisfied, then, subject to the terms and conditions hereof, the Swing Line Lender will, not later than 3:00 p.m. on the borrowing date specified in such Swing Line Loan Notice, make the amount of its Swing Line Loan available to the Borrower at its office by crediting the account of the Borrower on the books of the Swing Line Lender in immediately available funds.

(c) Refinancing of Swing Line Loans. (i) The Swing Line Lender at any time in its sole and absolute discretion may, and in any event on the fifth Business Day after such Swing Line Loan is made, shall request, on behalf of the Borrower (which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that each Lender make a Base Rate Loan in an amount equal to such Lender’s Applicable Percentage of the amount of Swing Line Loans then outstanding or, in the case of any request given with respect to Swing Line Loans which have been outstanding for five (5) Business Days, the amount of such outstanding Swing Line Loans. Such request shall be made in writing (which written request shall be deemed to be a Borrowing Notice for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans, but subject to the unutilized portion of the Aggregate Commitments and the conditions set forth in Section 4.02. The Swing Line Lender shall furnish the Borrower with a copy of the applicable Borrowing Notice promptly after delivering such notice to the Administrative Agent. Each Lender shall make an amount equal to its Applicable Percentage of the amount specified in such Borrowing Notice available to the Administrative Agent in immediately available funds for the account of the Swing Line Lender at the Administrative Agent’s Office not later than 1:00 p.m. on the day specified in such Borrowing Notice, whereupon, subject to Section 2.04(c)(ii), each Swing Line Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the Swing Line Lender.

(ii) If for any reason any Swing Line Loan cannot be refinanced by such a Revolving Credit Borrowing in accordance with Section 2.04(c)(i), the request for Base Rate Loans submitted by the Swing Line Lender as set forth herein shall be deemed to be a request by the Swing Line Lender that each of the Lenders fund its risk participation in the relevant Swing Line Loan and each Lender’s payment to the Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.04(c)(i) shall be deemed payment in respect of such participation.

(iii) If any Lender fails to make available to the Administrative Agent for the account of the Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(i), the Swing Line Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the Swing Line Lender in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Loan included in the relevant Borrowing or funded participation in the relevant Swing Line Loan, as the case may be. A certificate of the Swing Line Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent manifest error.

(iv) Each Lender’s obligation to make Revolving Credit Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.04(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.04(c) is subject to the conditions set forth in Section 4.02. No such funding of risk participations shall relieve or otherwise impair the obligation of the Borrower to repay Swing Line Loans, together with interest as provided herein.

(d) Repayment of Participations. (i) At any time after any Lender has purchased and funded a risk participation in a Swing Line Loan, if the Swing Line Lender receives any payment on account of such Swing Line Loan, the Swing Line Lender will distribute to such Lender its Applicable Percentage of such payment (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s risk participation was funded) in the same funds as those received by the Swing Line Lender.

(ii) If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by the Swing Line Lender under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Lender shall pay to the Swing Line Lender its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the applicable Overnight Rate. The Administrative Agent will make such demand upon the request of the Swing Line Lender. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e) Interest for Account of Swing Line Lender. The Swing Line Lender shall be responsible for invoicing the Borrower for interest on the Swing Line Loans. Until each Lender funds its Base Rate Loan or risk participation pursuant to this Section 2.04 to refinance such Lender’s Applicable Percentage of any Swing Line Loan, interest in respect of such Applicable Percentage shall be solely for the account of the Swing Line Lender.

(f) Payments Directly to Swing Line Lender. The Borrower shall make all payments of principal and interest in respect of the Swing Line Loans directly to the Swing Line Lender.

2.05 Prepayments.

(a) Optional. (i) The Borrower may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay such Loans in whole or in part without premium or penalty; provided, that (A) such notice must be received by the Administrative Agent not later than 11:00 a.m. (1) three Business Days prior to any date of prepayment of Eurocurrency Rate Loans and (2) on the date of prepayment of Base Rate Loans; (B) any prepayment of Eurocurrency Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof; and (C) any prepayment of Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $250,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Eurocurrency Rate Loans are to be prepaid, the Interest Period(s) of such Loans. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s ratable portion of such prepayment (based on such Lender’s Applicable Percentage in respect of the Revolving Facility). If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurocurrency Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05.

(ii) The Borrower may, upon notice to the Swing Line Lender (with a copy to the Administrative Agent), at any time or from time to time, voluntarily prepay Swing Line Loans in whole or in part without premium or penalty; provided, that (A) such notice must be received by the Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the date of the prepayment, and (B) any such prepayment shall be in a minimum principal amount of $250,000. Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(b) Mandatory. (i) If the Administrative Agent notifies the Borrower at any time that the Total Outstandings at such time exceed the Aggregate Commitments then in effect, then, within two Business Days after receipt of such notice, the Borrower shall prepay Loans and/or the Borrower shall Cash Collateralize the L/C Obligations in an aggregate amount sufficient to reduce such Outstanding Amount as of such date of payment to an amount not to exceed 105% of the Aggregate Commitments then in effect; provided, however, that, subject to the provisions of Section 2.03(g)(ii), the Borrower shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.05(b) unless after the prepayment in full of the Loans the Total Outstandings exceed the Aggregate Commitments then in effect.

(ii) Prepayments of the Revolving Facility made pursuant to this Section 2.05(b), first, shall be applied ratably to the L/C Borrowings and the Swing Line Loans, second, shall be applied ratably to the outstanding Revolving Credit Loans, and, third, but only in the case of prepayments under clause (i) above, shall be used to Cash Collateralize the remaining L/C Obligations; and, in the case of prepayments of the Revolving Facility required pursuant to clause (i) or (ii) of this Section 2.05(b), the amount remaining, if any, after the prepayment in full of all L/C Borrowings, Swing Line Loans and Revolving Credit Loans outstanding at such time and, in the case of clause (i) above, the Cash Collateralization of the remaining L/C Obligations in full may be retained by the Borrower for use in the ordinary course of its business. Upon the drawing of any Letter of Credit that has been Cash Collateralized, the funds held in the Cash Collateral Account shall be applied (without any further action by or notice to or from the Borrower or any other Loan Party) to reimburse the L/C Issuer or the Lenders, as applicable.

2.06 Termination or Reduction of Commitments.

(a) Optional. The Borrower may, upon notice to the Administrative Agent, terminate the Commitments or the Swing Line Sublimit, or from time to time permanently reduce the Revolving Credit Commitments or the Swing Line Sublimit; provided, that (i) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. three Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $1,000,000 or any whole multiple of $1,000,000 in excess thereof, (iii) the Borrower shall not terminate or reduce the Aggregate Commitments if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Outstandings would exceed the Aggregate Commitments, and (iv) if, after giving effect to any reduction of the Aggregate Commitments, the Swing Line Sublimit exceeds the amount of the Aggregate Commitments, such Swing Line Sublimit shall be automatically reduced by the amount of such excess.

(b) Mandatory. The Revolving Credit Commitments shall be automatically and permanently reduced on each date on which the prepayment of Revolving Credit Loans is required to be made under Section 2.05(b)(i) by an amount equal to the amount of such prepayment.

(c) Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Lenders of any termination or reduction of the Swing Line Sublimit or the Revolving Credit Commitments under this Section 2.06. Upon any reduction of the Revolving Credit Commitments, the Revolving Credit Commitment of each Lender shall be reduced by such Lender’s Applicable Percentage of such reduction amount. All fees in respect of the Revolving Facility accrued until the effective date of any termination of the Revolving Facility shall be paid on the effective date of such termination.

2.07 Repayment of Loans.

(a) Revolving Credit Loans. The Borrower shall repay to the Lenders on the Maturity Date (or, if sooner, the date on which such principal becomes due and payable pursuant to Section 8.02) the aggregate principal amount of all Revolving Credit Loans outstanding on such date.

(b) Swing Line Loans. The Borrower shall repay each Swing Line Loan on the earlier to occur of (i) the date ten Business Days after such Loan is made and (ii) the Maturity Date.

2.08 Interest.

(a) Subject to the provisions of Section 2.08(b), (i) each Eurocurrency Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurocurrency Rate for such Interest Period plus the Applicable Rate; (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate; and (iii) each Swing Line Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate.

(b) (i) If any amount of principal or interest of any Loan (or any other Obligations) is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii) Upon the request of the Required Lenders, while any Event of Default exists, the Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws

(iii) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c) Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.09 Fees. In addition to certain fees described in Sections 2.03(i) and (j):

(a) Commitment Fee. The Borrower shall pay to the Administrative Agent for the account of each Lender in accordance with its Applicable Percentage, a commitment fee equal to the Applicable Rate times the actual daily amount by which the Aggregate Commitments of all Lenders exceed the sum of (i) the Outstanding Amount of Revolving Credit Loans (excluding any Outstanding Amount of Swing Line Loans) and (ii) the Outstanding Amount of L/C Obligations, determined as of the last day of the immediately preceding fiscal quarter. The commitment fee shall accrue at all times during the Availability Period, including at any time during which one or more of the conditions in Article IV is not met, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Original Effective Date, and on the Maturity Date (or, if sooner, the date on which the Obligations become due and payable pursuant to Section 8.02).

(b) Upfront Fee. The Borrower shall pay to the Administrative Agent, for the account of each Lender in accordance with its Applicable Percentage on the Original Effective Date, an upfront fee equal to a percentage of each Lender’s Commitment on the Original Effective Date as separately agreed in writing between the Borrower and each Lender on or prior to the Original Effective Date. The upfront fee shall be due and payable on the Original Effective Date.

(c) L/C Fronting Fee. The Borrower shall pay to each L/C Issuer a Letter of Credit fronting fee equal to 0.125% per annum of the amount available to be drawn under each outstanding Letter of Credit issued by each such L/C Issuer, payable to such L/C Issuer for its own account, quarterly in arrears, commencing on the Original Effective Date.

(d) Administrative Agency Fee. The Borrower shall pay to the Administrative Agent, for its own account, the fees specified in the Administrative Agency Fee Letter in the amounts and at the times specified therein.

(e) Other Fees. The Borrower shall pay to each Arranger, Lender or Agent, for its own account, such fees in the amounts and at the times specified in the Fee Letters. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.10 Computation of Interest and Fees; Retroactive Adjustments of Applicable Rate.

(a) All computations of interest for Base Rate Loans shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided, that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b) If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Consolidated Net Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Net Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent, any Lender or any L/C Issuer), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent, any Lender or any L/C Issuer, as the case may be, under Section 2.03(c)(iii), 2.03(i) or 2.08(b) or under Article VIII. The Borrower’s obligations under this paragraph shall survive the termination of the Aggregate Commitments and the repayment of all other Obligations hereunder.

2.11 Evidence of Debt.

(a) The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender to the Borrower made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender’s Loans to the Borrower in addition to such accounts or records. Each Lender may attach schedules to a Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b) In addition to the accounts and records referred to in Section 2.11(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swing Line Loans. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

2.12 Payments Generally; Administrative Agent’s Clawback.

(a) General. All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage in respect of the Revolving Facility (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(b) (i) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurocurrency Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 12:00 noon on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 (or, in the case of a Borrowing of Base Rate Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.02) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the Overnight Rate, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii) Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or any L/C Issuer hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or such L/C Issuer, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders and each such L/C Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or such L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(b) shall be conclusive, absent manifest error.

(c) Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender to the Borrower as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall promptly return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d) Obligations of Lenders Several. The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swing Line Loans and to make payments pursuant to Section 10.04(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 10.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 10.04(c).

(e) Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.13 Sharing of Payments by Lenders. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of (a) Obligations due and payable to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations due and payable to such Lender at such time to (ii) the aggregate amount of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time obtained by all the Lenders at such time or (b) Obligations owing (but not due and payable) to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing (but not due and payable) to such Lender at such time to (ii) the aggregate amount of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Parties at such time) of payment on account of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time obtained by all of the Lenders at such time then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and subparticipations in L/C Obligations and Swing Line Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of Obligations then due and payable to the Lenders or owing (but not due and payable) to the Lenders, as the case may be, provided, that:

(i) if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii) the provisions of this Section 2.13 shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement, (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or subparticipations in L/C Obligations or Swing Line Loans to any assignee or participant, other than to the Borrower or any Subsidiary thereof (as to which the provisions of this Section 2.13 shall apply), (C) any payments pursuant to the Fee Letters, or (D) any payments made pursuant to Article III or Section 10.13.

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

2.14 Incremental Facilities.

(a) Provided (w) there exists no Default or Event of Default, (x) the Borrower shall be in compliance on a Pro Forma Basis with the covenants contained in Section 7.11, in each case recomputed as of the last day of the most-recently ended fiscal quarter of the Borrower for which financial statements are available, (y) the Borrower shall have delivered a certificate of a Responsible Officer to the effect set forth in clauses (w) and (x) above, together with reasonably detailed calculations demonstrating compliance with clause (x) above (which calculations shall, if made as of the last day of any fiscal quarter of the Borrower for which the Borrower has not delivered to the Administrative Agent the financial statements and Compliance Certificate required to be delivered by Section 6.01(a) or (b) and Section 6.02(b), respectively, be accompanied by a reasonably detailed calculation of Consolidated EBITDA and Consolidated Interest Expense for the relevant period) and (z) subject to the conditions set forth in clause (f) below, the Borrower may at any time or from time to time after the Amendment Effective Date, by written notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request (i) one or more tranches of new term loans (“New Term Loans”) under one or more new term facilities (the “New Term Loan Facility”), (ii) one or more increases in the total amount of the Revolving Credit Commitments (the “Additional Revolving Facility Commitments”) under the Revolving Facility, provided, that such Additional Revolving Facility Commitments shall be on the same terms as the existing Revolving Credit Commitments and in all respects shall become part of the Revolving Facility hereunder, or (iii) one or more new revolving credit commitments (the “Incremental Revolving Facility Commitments” and together with any Additional Revolving Facility Commitments, the “Incremental Revolving Credit Commitments”) under one or more additional revolving credit facilities (the “Incremental Revolving Facility” and together with any New Term Loan Facility, the “Incremental Facilities”). Notwithstanding anything to the contrary herein, the sum of (i) the aggregate principal amount of the Additional Revolving Facility Commitments, (ii) the aggregate principal amount of the Incremental Revolving Facility Commitments and (iii) the aggregate principal amount of all New Term Loan Facilities incurred after the Amendment Effective Date shall not exceed (x) $25,000,000 plus (y) on and after the SCH Completion date, an additional $100,000,000 (clauses (x) and (y) collectively, the “Incremental Cap”). Each Additional Revolving Facility Commitment and Incremental Revolving Facility shall be in a minimum principal amount of $5,000,000 and integral multiples of $1,000,000 in excess thereof; provided that such amount may be less than $5,000,000 if such amount represents all the remaining availability under the Incremental Cap. Each new Term Loan Facility shall be in a minimum principal amount of $25,000,000 and integral multiples of $1,000,000 in excess thereof; provided that such amount may be less than $25,000,000 if such amount represents all the remaining availability under the Incremental Cap; provided that the Incremental Cap shall be reduced on a dollar-for-dollar basis by any Permitted Senior Notes issued pursuant to Section 2.14(g).

(b) The Incremental Revolving Facility (i) shall rank pari passu in right of payment and of security with the Revolving Facility, (ii) shall mature no earlier than the Maturity Date, (iii) shall have pricing as agreed between the Borrower and such lenders providing such Incremental Revolving Credit Commitments (the “Incremental Revolving Lenders”); provided that the pricing in respect thereof shall be consistent with then prevailing market rates, (iv) if the All-In-Yield related to any Incremental Revolving Facility exceeds the All-In-Yield relating to the Revolving Credit Loans immediately prior to the effectiveness of the applicable Incremental Revolving Facility by more than 0.25% per annum, the Applicable Rate relating to the Revolving Credit Loans shall be adjusted to be at least equal to the All-In-Yield relating to such Incremental Revolving Facility minus 0.25% per annum, (v) may provide for a new Letter of Credit sublimit to the extent approved in its sole discretion by such L/C Issuer (who may be the existing L/C Issuers) (an “Incremental L/C Issuer”) that has agreed to provide a new Letter of Credit commitment (an “Incremental L/C Commitment”), (vi) may provide for a new Swing Line sublimit to the extent approved in its sole discretion by the swing line lender (who may be the existing Swing Line Lender) that has agreed to provide such Incremental Swing Line Commitment (an “Incremental Swing Line Lender”) and (vii) shall otherwise have the same terms as the existing Revolving Facility.

(c) The New Term Loan Facility (i) shall rank pari passu in right of payment and of security with the Revolving Facility, (ii) shall have pricing as agreed between the Borrower and such lenders (the “New Term Lenders” and together with the Incremental Revolving Lenders and any Lender or Additional Lender providing Additional Revolving Facility Commitments, the “Incremental Lenders”) providing commitments in respect of such New Term Loans (the “New Term Loan Commitments”); provided that the pricing in respect thereof shall be consistent with then prevailing market rates, (iii) shall not mature earlier than the Maturity Date, (iv) the Weighted Average Life to Maturity of such New Term Loans shall be no shorter than the remaining average life to maturity of the Revolving Facility and (v) all other terms of such New Term Loans, if not consistent with the terms of the existing Revolving Facility, (A) will be as agreed between the Borrower and the New Term Lenders providing such New Term Loans and (B) other than with respect to pricing and amortization, shall not be more restrictive than the terms of any existing Revolving Facility unless the Lenders under the existing Revolving Facility also receive the benefit of the more restrictive terms (without any consent being required); provided that the terms of the New Term Loan Facility may include pro rata mandatory prepayment requirements for asset sales and other mandatory prepayment events;

(d) Each written notice from the Borrower pursuant to this Section 2.14 shall set forth the requested amount, proposed terms of the relevant New Term Loans or Incremental Revolving Facility and the proposed effective date for the making of such Incremental Facility or increase in the Revolving Facility (the “Increase Effective Date”). New Term Loans may be made, and Incremental Revolving Credit Commitments and Additional Revolving Facility Commitments may be provided, by any existing Lender (it being understood that no existing Lender will have an obligation to make a portion of any New Term Loan or of any Incremental Revolving Credit Commitments or Additional Revolving Facility Commitments) or by any other bank or other financial institution (any such other bank or other financial institution being called an “Additional Lender”); provided that (x) the Borrower shall first request any such New Term Loan, Incremental Revolving Credit Commitments or Additional Revolving Facility

Commitments from the existing Lenders prior to soliciting commitments from Additional Lenders and (y) any such Additional Lenders shall be reasonably acceptable to the Administrative Agent (who shall be presumed to decline such request if not affirmatively accepted within 10 Business Days from the date of such request). No existing Lender shall be obligated to provide any New Term Loans, Incremental Revolving Credit Commitments or Additional Revolving Facility Commitments, unless it so agrees.

(e) Commitments in respect of New Term Loans, Incremental Revolving Commitments and or Additional Revolving Facility Commitments shall become Commitments under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each Incremental Lender, each Incremental L/C Issuer, if any, each Incremental Swing Line Lender, if any, and the Administrative Agent. The Incremental Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary, including any amendments to the Schedule I, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.14. The Administrative Agent may take any and all action as may be reasonably necessary to ensure all Revolving Credit Loans in respect of Additional Revolving Facility Commitments and Incremental Revolving Facility Commitments, when originally made, are included in each Borrowing of outstanding Revolving Credit Loans on a pro rata basis. The Borrower shall pay to the applicable Lender any costs of the type referred in Section 3.05 in connection with the foregoing. The Borrower will use the proceeds of the New Term Loans, Incremental Revolving Credit Commitments and or Additional Revolving Facility Commitments for general corporate purposes or any other purpose not prohibited hereby.

(f) Conditions to Effectiveness of Increase. As a condition precedent to any Incremental Amendment, the Borrower shall deliver to the Administrative Agent a certificate of each Loan Party dated as of the Increase Effective Date signed by a Responsible Officer of such Loan Party (i) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such increase, and (ii) in the case of the Borrower, certifying that, before and after giving effect to such increase, (A) the representations and warranties contained in Article V and the other Loan Documents are true and correct in all material respects on and as of the Increase Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, and except that for purposes of this Section 2.14, the representations and warranties contained in Sections 5.05(a) and (b) shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 6.01, and (B) no Default or Event of Default shall have occurred and be continuing. Within 90 days (as such period may be extended in the reasonable discretion of the Administrative Agent) after giving effect to any Incremental Amendment or issuance of Permitted Senior Notes pursuant to clause (g) below, the aggregate amount of Obligations specified in any Mortgage to be secured by the real property the subject of such Mortgage shall be equal to an amount that is at least $100,000,000 in excess of the sum of (x) the aggregate Revolving Credit Commitments plus (y) all amounts committed or outstanding under Incremental Facilities and Permitted Senior Notes issued in lieu thereof.

(g) Permitted Senior Notes. Provided that (x) no Default or Event of Default shall have occurred and be continuing, (y) the Borrower shall be in compliance on a Pro Forma Basis with the covenants contained in Section 7.11, in each case recomputed as of the last day of the most-recently ended fiscal quarter of the Borrower for which financial statements are available and (z) the Borrower shall have delivered a certificate of a Responsible Officer to the effect set forth in clauses (x) and (y) above, together with reasonably detailed calculations demonstrating compliance with clause (y) above (which calculations shall, if made as of the last day of any fiscal quarter of the Borrower for which the Borrower has not delivered to the Administrative Agent the financial statements and Compliance Certificate required to be delivered by Section 6.01(a) or (b) and Section 6.02(b), respectively, be accompanied by a reasonably detailed calculation of Consolidated EBITDA and Consolidated Interest Expense for the relevant period), the Borrower may at any time elect to utilize the Incremental Cap as then in effect, to issue Permitted Senior Notes in lieu of Incremental Facilities; provided that the Incremental Cap shall be reduced on a dollar-for-dollar basis by any such Permitted Senior Notes. Within 90 days (as such period may be extended in the reasonable discretion of the Administrative Agent) after giving effect to such issuance, the aggregate amount of Obligations specified in any Mortgage to be secured by the real property the subject of such Mortgage shall be equal to an amount that is at least $100,000,000 in excess of the sum of (x) the aggregate Revolving Credit Commitments and, without duplication, the Incremental Revolving Credit Commitments plus (y) all New Term Loans plus (z) all amounts committed or outstanding under the Permitted Senior Notes issued in lieu thereof.

(h) Conflicting Provisions. This Section shall supersede any conflicting provisions in Section 2.13 or 10.01.

2.15 Cash Collateral.

(a) Certain Credit Support Events. At any time that there shall exist a Defaulting Lender, immediately upon the request of the Administrative Agent, such L/C Issuer or Swing Line Lender, the Borrower shall deliver to the Collateral Agent Cash Collateral in an amount sufficient to cover all Fronting Exposure (after giving effect to Section 2.16(a)(iv) and any Cash Collateral provided by the Defaulting Lender).

(b) Cash Collateralization. For purposes of Section 2.03, Section 2.05, this Section 2.15 and Section 8.02(c), “Cash Collateralize” means to pledge to the Collateral Agent and deposit in the Cash Collateral Account, for the benefit of the L/C Issuers and the Lenders (including the Swing Line Lender), as collateral for the L/C Obligations and Swing Line Obligations, cash or deposit account balances pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent, the L/C Issuers and the Swing Line Lenders (which documents are hereby consented to by the Lenders). Derivatives of such term have corresponding meanings. The Borrower hereby grants to the Collateral Agent, for the benefit of the L/C Issuers and the Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash collateral shall be maintained in the Cash Collateral Account. If at any time the Collateral Agent determines that any funds held in the Cash Collateral Account are subject to any right or claim of any Person other than the Collateral Agent or that the total amount of such funds is less than the applicable Fronting Exposure and other obligations secured thereby, the Borrower will, forthwith upon demand by the Collateral Agent, pay to the Collateral Agent, as additional funds to be deposited in the Cash Collateral Account, an amount sufficient to eliminate such deficiency, then held in the Cash Collateral Account that the Collateral Agent determines to be free and clear of any such right and claim.

(c) Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 2.15 or Sections 2.03(g), 2.05, 2.16 or 8.02(c) in respect of Letters of Credit or Swing Line Loans shall be held and applied to the satisfaction of the specific L/C Obligations, Swing Line Loans, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may be provided for herein.

(d) Release. Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 10.06(b)(v)) or (ii) the Administrative Agent’s good faith determination that there exists excess Cash Collateral; provided, however, (x) that Cash Collateral furnished by or on behalf of a Loan Party shall not be released during the continuance of a Default or Event of Default (and following application as provided in this Section 2.15 may be otherwise applied in accordance with Section 8.03), and (y) the Person providing Cash Collateral and the applicable L/C Issuer or applicable Swing Line Lender, as applicable, may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

2.16 Defaulting Lenders.

(a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i) Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01.

(ii) Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 10.08), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to any L/C Issuer or any Swing Line Lender hereunder; third, if so determined by the Administrative Agent or requested by any L/C Issuer or Swing Line Lender, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation in any Swing Line Loan or Letter of Credit; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the Lenders, any L/C Issuer or Swing Line Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, any L/C Issuer or Swing Line Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided, that, if (x) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans or L/C Borrowings were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Borrowings owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Borrowings owed to, that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.16(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) Certain Fees. That Defaulting Lender (x) shall not be entitled to receive any commitment fee pursuant to Section 2.09(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (y) shall be limited in its right to receive Letter of Credit Fees as provided in Section 2.03(j).

(iv) Reallocation of Applicable Percentages to Reduce Fronting Exposure. During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit or Swing Line Loans pursuant to Sections 2.03 and 2.04, the “Applicable Percentage” of each non-Defaulting Lender shall be computed without giving effect to the Commitment of that Defaulting Lender; provided, that, (i) each such reallocation shall be given effect only if, at the date the applicable Lender becomes a Defaulting Lender, no Default or Event of Default exists; and (ii) the aggregate obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit and Swing Line Loans shall not exceed the positive difference, if any, of (1) the Commitment of that non-Defaulting Lender minus (2) the aggregate Outstanding Amount of the Loans of that Lender.

(b) So long as any Lender is a Defaulting Lender, no L/C Issuer shall be required to issue or increase any Letter of Credit, and no Swing Line Lender shall be required to make any Swing Line Loans, unless it is reasonably satisfied that the related exposure will be 100% covered by the Commitments of the non-Defaulting Lenders or (i) in the case of any L/C Issuer, the provisions of Section 2.15(a) and Section 2.16(a)(ii) have been complied with and (ii) in the case of any Swing Line Lender, it is otherwise satisfied that the related exposure is mitigated to its reasonable satisfaction, and participating interests in any such newly issued or increased Letter of Credit and Swing Line Loans shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.16(a)(ii) (and Defaulting Lenders shall not participate therein).

(c) No Commitment of any Lender shall be increased or otherwise affected, and, except as otherwise expressly provided in this Section 2.16, performance by the Borrower of its obligations hereunder shall not be excused or otherwise modified as a result of the operation of this Section 2.16. The rights and remedies against a Defaulting Lender under this Section 2.16 are in addition to any other rights and remedies which the Borrower, the Agents, any L/C Issuer, the Swing Line Lender or any Lender may have against such Defaulting Lender.

(d) Defaulting Lender Cure. If the Borrower, the Administrative Agent, any Swing Line Lender and any L/C Issuer agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Swing Line Loans to be held on a pro rata basis by the Lenders in accordance with their Applicable Percentages (without giving effect to Section 2.16(a)(iv)), whereupon that Lender will cease to be a Defaulting Lender; provided, that, no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

2.17 Refinancing Amendments; Maturity Extension.

(a) Refinancing Amendment. At any time after the Amendment Effective Date, the Borrower may obtain, from any Lender or any New Revolving Lender, Revolver Refinancing Indebtedness in respect of all or any portion of the Revolving Credit Loans (and unused Revolving Credit Commitments) under this Agreement (which for purposes of this Section 2.17(a) will be deemed to include any then outstanding Other Revolving Credit Loans and Other Revolving Credit Commitments), in the form of Other Revolving Credit Loans or Other Revolving Credit Commitments, as the case may be, in each case pursuant to a Refinancing Amendment; provided that such Revolver Refinancing Indebtedness (i) will rank pari passu in right of payment and of security with the other Loans and Commitments hereunder, (ii) will have such pricing and fee terms as may be agreed by the Borrower and the Lenders thereof, (iii) will have a maturity date that is not prior to the maturity date of Revolving Credit Loans (or unused Revolving Credit Commitments) being refinanced and (iv) all other terms of such Revolver Refinancing Indebtedness, if not consistent with the terms of the Revolving Credit Loans (or unused Revolving Credit Commitments) being refinanced, (A) will be as agreed between the Borrower and the lenders party to such Refinancing Amendment and (B) other than with respect to pricing and fees, shall not be more restrictive than the terms of the Revolving Credit Loans (or unused Revolving Credit Commitments) being refinanced unless the remaining Lenders under the Revolving Credit Loans (or unused Revolving Credit Commitments) being partially refinanced also receive the benefit of the more restrictive terms (without any consent being required). The effectiveness of any Refinancing Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 4.02 and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of legal opinions, board resolutions, officers’ certificates and/or reaffirmation agreements consistent with those delivered on the Amendment Effective Date under Section 4.01 (other than changes to such legal opinions resulting from a change in law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent). Each Facility of Revolver Refinancing Indebtedness incurred under this Section 2.17 shall be in an aggregate principal amount that is not less than $25,000,000 and an integral multiple of $1,000,000 in excess thereof. Any Refinancing Amendment may provide for the issuance of Letters of Credit for the account of the Borrower, or the provision to the Borrower of Swing Line Loans, pursuant to any Other Revolving Credit Commitments established thereby, in each case on terms substantially equivalent to the terms applicable to Letters of Credit and Swing Line Loans under the Revolving Credit Commitments. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Revolver Refinancing Indebtedness incurred pursuant thereto (including any amendments necessary to treat the Loans and Commitments subject thereto as Other Revolving Credit Loans and Other Revolving Credit Commitments). Any Refinancing Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.17(a). In addition, if so provided in the relevant Refinancing Amendment and with the consent of each L/C Issuer or each Swing Line Lender, as applicable, participations in Letters of Credit or Swing Line Loans, as applicable, expiring on or after the Maturity Date shall be reallocated from Lenders holding Revolving Credit Commitments to Lenders holding extended Revolving Credit Commitments in accordance with the terms of such Refinancing Amendment; provided, however, that such participation interests shall, upon receipt thereof by the relevant Lenders holding Revolving Commitments, be deemed to be participation interests in respect of such Revolving Commitments and the terms of such participation interests (including, without limitation, the commission applicable thereto) shall be adjusted accordingly.

(b) Maturity Extension. At any time after the Amendment Effective Date, the Borrower and any Lender may agree, by notice to the Administrative Agent (each such notice, an “Extension Notice”), to extend the maturity date of such Lender’s Revolving Credit Commitments to the extended maturity date specified in such Extension Notice (each, an “Extension”) and each group of Commitments/Loans as so extended, as well as the original Commitments/Loans not so extended, being a “tranche”; any extended Commitments/Loans shall constitute a separate tranche of Commitments/Loans from the tranche of Commitments/Loans from which they were converted); provided, that (i) the Borrower shall have offered to all Lenders under the relevant Facility the opportunity to participate in such extension on a pro rata basis, (ii) no Default shall exist at the time the Extension Notice is delivered to the Lenders, and no Default shall exist immediately prior to or after giving effect to the effectiveness of any Extension, (iii) there shall be no more than three separate maturity dates in effect for all Revolving Credit Commitments and Other Revolving Commitments at any one time, (iv) the Commitments or Loans subject to such Extension will have a maturity date that is at least 180 days after the Maturity Date, (v) if the aggregate principal amount of Commitments/Loans (calculated on the face amount thereof) in respect of which Lenders shall have accepted the relevant extension offer shall exceed the maximum aggregate principal amount of Commitments/Loans offered to be extended by the Borrower pursuant to such Extension Notice, then the Commitments/Loans of such Lenders shall be extended ratably up to such maximum amount based on the respective principal amounts (but not to exceed actual holdings of record) with respect to which such Lenders have accepted such extension offer (vi) the All-In Yield with respect to the extended Loans and Commitments and fees may be different than the All-In Yield and fees for the then existing Loans and Commitments of such and (vii) all documentation in respect of such Extension shall be consistent with the foregoing. Within 90 days of the effectiveness of such Extension (or such longer period as may be agreed in the reasonable discretion of the Administrative Agent), the Borrower shall take all actions necessary or reasonably requested by the Administrative Agent to amend any then existing Mortgage in connection with such Extension, including an updated flood determination delivered pursuant to Section 6.19. With respect to all Extensions consummated by the Borrower pursuant to this Section 2.17(b), (x) such Extensions shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 2.05 and (y) any Extension Notice is required to be for a minimum amount of $25,000,000. The Lenders hereby irrevocably authorize the Administrative Agent and the Collateral Agent to enter into amendments to this Agreement and the other Loan Documents with the Borrower as may be necessary in order to establish new tranches or sub-tranches in respect of Commitments/Loans so extended and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such new tranches or sub-tranches, in each case on terms consistent with this Section 2.17(b). In connection with any Extension, the Borrower shall provide the Administrative Agent at least five (5) Business Days’ (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably, to accomplish the purposes of this Section 2.17(b). No Lender shall have any obligation to provide any such extension and each Lender may refuse to provide such extension in its absolute and sole discretion.

(c) Application. So long as the initial Revolving Credit Facility remains outstanding, all borrowings and prepayments shall be made ratably between such initial Revolving Credit Facility and any Other Revolving Credit Facilities (on a pro rata basis among the Lenders of each such Facility) (except, for the avoidance of doubt, payments of interest and fees at different rates under any Other Revolving Credit Facilities and related outstandings and repayment of the non-extending portion of the initial Revolving Credit Facility on the Maturity Date).

ARTICLE III

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01 Taxes.

(a) Payments Free of Taxes. Any and all payments by or on behalf of the Borrower hereunder or under any other Loan Document described in clauses (a) through (e) and clause (i) of the definition thereof shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes, provided, that if the Borrower, any Subsidiary Guarantor or the Administrative Agent shall be required by applicable Laws to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after all such required deductions have been made, including deductions applicable to additional sums payable by the Borrower or any Subsidiary Guarantor under this Section 3.01(a), the Administrative Agent, any Lender or any L/C Issuer, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions and (iii) the applicable withholding agent shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) Payment of Other Taxes by the Borrower. Without limiting the provisions of Section 3.01(a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent, each Lender and each L/C Issuer, within 30 days after written demand therefor, for the full amount of any Indemnified Taxes imposed on any payment to be made by or on account of any Obligation of the Borrower hereunder or under any other Loan Documents described in clauses (a) through (e) or (i) of the definition thereof or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) paid by the Administrative Agent, such Lender or such L/C Issuer or any of their respective Affiliates, as the case may be, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or an L/C Issuer (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or an L/C Issuer, shall be conclusive absent manifest error.

(d) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower or Subsidiary Guarantor to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Status of Lenders. (i) Each Lender shall deliver to the Borrower and to the Administrative Agent, upon the reasonable request of the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable Laws and such other reasonably requested information as will permit the Borrower or the Administrative Agent, as the case may be, (A) to determine whether or not payments made hereunder or under any other Loan Document are subject to Taxes, (B) to determine, if applicable, the required rate of withholding or deduction and (C) to establish such Lender’s entitlement to any available exemption from, or reduction of, applicable Taxes in respect of any payments to be made to such Lender by the Borrower, any Subsidiary Guarantor or the Administrative Agent pursuant to any Loan Document or otherwise to establish such Lender’s status for withholding tax purposes in an applicable jurisdiction. Each Lender that is a “United States Person” as defined in section 7701(a)(30) of the Code shall deliver to the Borrower and Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter as prescribed by applicable law or upon the reasonable request of the Borrower or Administrative Agent), two duly completed and executed copies of Internal Revenue Service Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding.

(ii) Any Foreign Lender shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent or if any documentation previously delivered has expired or become obsolete, invalid or materially incorrect, but only if such Foreign Lender is legally entitled to do so), two copies of whichever of the following is applicable or any subsequent version thereof or successor thereto:

(A) duly completed and executed copies of Internal Revenue Service Form W-8BEN claiming eligibility for benefits of an income tax treaty to which the United States is a party,

(B) duly completed and executed copies of Internal Revenue Service Form W-8ECI relating to all payments to be received by such Foreign Lender hereunder or under any other Loan Document,

(C) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under section 881(c) or 871(h) of the Code, (A) a certificate to the effect that such Foreign Lender is not (1) a “bank” within the meaning of section 881(c)(3)(A) of the Code, (2) a “10 percent shareholder” of the Borrower (or if the Borrower is a disregarded entity for U.S. Federal income tax purposes, of the owner of the Borrower) within the meaning of section 881(c)(3)(B) of the Code, or (3) a “controlled foreign corporation” described in section 881(c)(3)(C) of the Code and (B) duly completed copies of Internal Revenue Service Form W-8BEN, or

(D) where such Lender is a partnership (for U.S. federal income tax purposes) or otherwise not a beneficial owner (e.g., where such Lender has sold a participation), IRS Form W-8IMY (or any successor thereto) and all required supporting documentation (including, where one or more of the underlying beneficial owner(s) is claiming the benefits of the portfolio interest exemption, a certificate (in the form described in (iii) above) of such beneficial owner(s) (provided that, if the Foreign Lender is a partnership and not a participating Lender, the certificate from the beneficial owner(s) may be provided by the Foreign Lender on the beneficial owner(s) behalf)), or

(E) any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed and executed together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(iii) In the event that, pursuant to Section 10.06(e), a Participant is claiming the benefits of this Section 3.01, such Participant shall provide the forms required above to the Lender from which the related participation was purchased, and if such Lender is a Foreign Lender, such Lender shall, promptly upon receipt thereof (but in no event later than the next scheduled payment under this Agreement) forward such documentation to the Borrower and the Administrative Agent, together with such additional forms as are required by law.

(iv) Without limiting the obligations of the Lenders set forth above regarding delivery of certain forms and documents to establish each Lender’s status for U.S. withholding tax purposes, each Lender agrees promptly to deliver to the Administrative Agent or the Borrower, as the Administrative Agent or the Borrower shall reasonably request, on or prior to the Effective Date, and in a timely fashion thereafter (including upon the expiration or obsolescence of any such forms or documents and promptly after the occurrence of any event requiring a change from the most recent forms previously delivered), such other documents and forms as would reduce or avoid any Indemnified Taxes or Other Taxes in respect of any payments to be made to such Lender by any Loan Party pursuant to this Agreement or otherwise to establish such Lender’s status for withholding tax purposes in such other jurisdiction; provided, that in such Lender’s reasonable judgment such documentation or forms would not materially prejudice such Lender. Each Lender shall promptly notify the Administrative Agent of any change in circumstances which would modify or render invalid any such claimed exemption or reduction. Notwithstanding any other provision of this Section 3.01(e), a Lender shall not be required to deliver any form, document or other information pursuant to this Section 3.01(e) that such Lender is not legally able to deliver.

(v) If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrower and the Administrative Agent at the time or times prescribed by law and at such times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct or withhold from such payment. Solely for purposes of this clause (v), “FATCA” shall include any amendments made to FATCA after the date of the Agreement.

(f) Treatment of Certain Refunds. If the Administrative Agent, any Lender or any L/C Issuer receives a refund with respect to any Indemnified Taxes or Other Taxes for which additional amounts or indemnity payments are paid by the Borrower or any Subsidiary Guarantor, which in the sole discretion and good faith judgment of such Administrative Agent, Lender or L/C Issuer is allocable to such payments, it shall promptly pay such refund (but only to the extent of the Indemnified Taxes or Other Taxes paid by the Borrower or such Subsidiary Guarantor giving rise to such refund) to the Borrower, net of all out-of-pocket expenses of such Administrative Agent, the Lender or any L/C Issuer incurred in obtaining such refund (including any Taxes imposed with respect to such refund) as is determined by such Administrative Agent, Lender or L/C Issuer in good faith and in its sole discretion and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, however, that the Borrower agrees to promptly return such amount (plus any penalties, interest or other charges imposed by the relevant Governmental Authority), net of any reasonable incremental additional costs, to the applicable Administrative Agent, Lender or L/C Issuer, as the case may be, if it receives written notice from the applicable Administrative Agent, Lender or L/C Issuer that such Administrative Agent, Lender or L/C Issuer is required to repay such refund. This subsection shall not be construed to require the Administrative Agent, any Lender or L/C Issuer to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person.

3.02 Illegality. If any Lender determines that as a result of any Change in Law it becomes unlawful, or that any Governmental Authority asserts that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurocurrency Rate Loans, or to determine or charge interest rates based upon the Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurocurrency Rate Loans or to convert Base Rate Loans to Eurocurrency Rate Loans, shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all such Eurocurrency Rate Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Rate Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

3.03 Inability to Determine Rates. If the Required Lenders determine that for any reason in connection with any request for a Eurocurrency Rate Loan or a conversion to or continuation thereof that (a) adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan, or (b) the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Eurocurrency Rate Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurocurrency Rate Loans shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

3.04 Increased Costs; Reserves on Eurocurrency Rate Loans.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement reflected in the Eurocurrency Rate contemplated by Section 3.04(e)) or any L/C Issuer; or

(ii) impose on any Lender or any L/C Issuer or the London interbank market any other condition, cost or expense (other than (A) Indemnified Taxes or Other Taxes that are indemnified under Section 3.01 and (B) any Excluded Taxes) affecting this Agreement or Eurocurrency Rate Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurocurrency Rate Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or such L/C Issuer of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or such L/C Issuer hereunder (whether of principal, interest or any other amount) then, upon written request of such Lender or such L/C Issuer, the Borrower will pay to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer, as the case may be, for such additional costs incurred or reduction suffered; provided, that before making any such demand, each Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions and so long as such efforts would not be disadvantageous to it, in its reasonable discretion, in any legal, economic or regulatory manner) to designate a different Eurocurrency Rate lending office if the making of such designation would allow the Lender or its Eurocurrency Rate lending office to continue to perform its obligation to make Eurocurrency Rate Loans or to continue to fund or maintain Eurocurrency Rate Loans and avoid the need for, or reduce the amount of, such increased cost.

(b) Capital Requirements. If any Lender or any L/C Issuer determines that any Change in Law affecting such Lender or such L/C Issuer or any Lending Office of such Lender or such Lender’s or such L/C Issuer’s holding company, if any, regarding capital requirements has the effect of reducing the rate of return on such Lender’s or such L/C Issuer’s capital or on the capital of such Lender’s or such L/C Issuer’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such L/C Issuer, to a level below that which such Lender or such L/C Issuer or such Lender’s or such L/C Issuer’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such L/C Issuer’s policies and the policies of such Lender’s or such L/C Issuer’s holding company with respect to capital adequacy), then from time to time, after submission to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower will pay to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer or such Lender’s or such L/C Issuer’s holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender or an L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or such L/C Issuer or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section, describing the basis therefore and showing the calculation thereof in reasonable detail, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender or such L/C Issuer, as the case may be, the amount shown as due on any such certificate within 30 days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender or any L/C Issuer to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender’s or such L/C Issuer’s right to demand such compensation, provided, that the Borrower shall not be required to compensate a Lender or an L/C Issuer pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than 90-days prior to the date that such Lender or such L/C Issuer, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or such L/C Issuer’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90-day period referred to above shall be extended to include the period of retroactive effect thereof).

(e) Additional Reserve Requirements. The Borrower shall pay to each Lender, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional interest on the unpaid principal amount of each Eurocurrency Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Eurocurrency Rate Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), which in each case shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least 10 Business Days’ prior notice (with a copy to the Administrative Agent) of such additional interest or costs from such Lender describing the basis therefor and showing the calculation thereof in reasonable detail. If a Lender fails to give notice 10 Business Days prior to the relevant Interest Payment Date, such additional interest or costs shall be due and payable within 30 days from receipt of such notice.

3.05 Compensation for Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any conversion, payment or prepayment of any Eurocurrency Rate Loan, and any conversion of a Base Rate Loan to a Eurocurrency Rate Loan, on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, or continue any Eurocurrency Rate Loan, or to convert a Base Rate Loan to a Eurocurrency Rate Loan, on the date or in the amount notified by the Borrower; or

(c) any assignment of a Eurocurrency Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 10.13;

including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained, but excluding any loss of anticipated profits. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurocurrency Rate Loan made by it at the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurocurrency Rate Loan was in fact so funded.

3.06 Mitigation Obligations; Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or the Borrower is required to pay any additional amount or indemnification payment to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be materially disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) Replacement of Lenders. If any Lender requests compensation under Section 3.04, if the Borrower is required to pay any additional amount or indemnification payment to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, if any Lender gives a notice pursuant to Section 3.02 or if any Lender is at such time a Defaulting Lender, then the Borrower may replace such Lender in accordance with Section 10.13.

3.07 Survival. All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder.

ARTICLE IV

CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01 Conditions of Initial Credit Extension. The effectiveness of this Agreement and the obligations of the Lender Parties to provide the initial commitments and Credit Extensions hereunder are subject to satisfaction of the following conditions precedent:

(a) The Administrative Agent’s receipt of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a duly authorized officer of the signing Loan Party, each dated the Original Effective Date (or, in the case of certificates of governmental officials, a recent date before the Effective Date) and each in form and substance reasonably satisfactory to the Administrative Agent:

(i) executed counterparts of this Agreement;

(ii) Notes executed by the Borrower in favor of each Lender requesting Notes;

(iii) Certified copies of the resolutions of the Board of Directors or equivalent governing body of each Loan Party approving the Transactions and the Loan Documents to which it is or is to be a party and of all documents evidencing other necessary corporate action and governmental and other third party approvals and consents, if any, with respect to the Transaction and each Loan Document to which it is a party;

(iv) A copy of the certificate of the Secretary of State of the jurisdiction of incorporation or formation, as the case may be, of each Loan Party, dated reasonably near the Original Effective Date, certifying (A) as to a true and correct copy of the charter, article of formation, or such other constitutive document on file in such Secretary’s office and (B) that (1) such amendments are the only amendments to such Loan Party’s constitutive documents on file in such Secretary’s office, (2) such Loan Party has paid all franchise taxes to the date of such certificate and (3) such Loan Party is duly incorporated or formed and in good standing or presently subsisting under the laws of the State of the jurisdiction of incorporation or formation;

(v) A certificate of each Loan Party signed on behalf of such Loan Party by its President or a Vice President and its Secretary or any Assistant Secretary, dated the Original Effective Date (the statements made in which certificate shall be true on and as of the Original Effective Date), certifying as to (A) the absence of any amendments to the charter or applicable constitutive documents of such Loan Party since the date of the Secretary of State’s certificate referred to in Section 4.01(a)(iv), (B) a true and correct copy of the bylaws, limited liability company agreement, or partnership agreement of such Loan Party as in effect on the date on which the resolutions referred to in Section 4.01(a)(iii) were adopted and on the Original Effective Date and (C) the due incorporation or formation and good standing or valid existence of such Loan Party as a corporation, limited liability company or partnership organized or formed under the laws of the jurisdiction of its incorporation or formation and the absence of any proceeding for the dissolution or liquidation of such Loan Party;

(vi) A certificate of the Secretary or an Assistant Secretary of each Loan Party certifying the names and true signatures of the officers of such Loan Party authorized to sign each Loan Document to which it is or is to be a party and the other documents to be delivered hereunder and thereunder;

(vii) a certificate signed by a Responsible Officer of the Borrower certifying (A) that the conditions specified in Sections 4.02(a) and (b) have been satisfied, (B) the truth of the representations and warranties contained in the Loan Documents as though made on and as of the Original Effective Date, and (C) the absence of any event occurring and continuing, or resulting from the initial Credit Extension, that constitutes a Default;

(viii) certificates attesting to the Solvency of the Borrower and its Subsidiaries on a consolidated basis before and after giving effect to the Transaction, from its chief financial officer;

(ix) the executed opinion of Cahill Gordon & Reindel LLP, special New York counsel to the Loan Parties, addressed to the Administrative Agent and each Lender, as to the matters set forth in Exhibit H and such other matters concerning the Loan Parties and the Loan Documents as the Administrative Agent may reasonably request;

(x) the executed opinion of Bailey & Glasser LLP, corporate counsel to the Loan Parties, addressed to the Administrative Agent and each Lender, as to the matters set forth in Exhibit I and such other matters concerning the Loan Parties and the Loan Documents as the Administrative Agent may reasonably request;

(xi) evidence that all insurance required to be maintained pursuant to Section 6.07 has been obtained and is in effect, together with the certificates of insurance, naming the Collateral Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all insurance policies maintained with respect to the assets and properties of the Loan Parties that constitutes Collateral;

(xii) the Subsidiary Guaranty, substantially in the form of Exhibit F hereto and otherwise in form and substance reasonably satisfactory to the Administrative Agent executed by each Subsidiary Guarantor;

(xiii) The Security Agreement, duly executed by each Loan Party, together with:

(A) certificates representing the initial Pledged Equity Interest referred to therein accompanied by undated stock powers executed in blank and instruments evidencing the initial Pledged Debt referred to therein, accompanied by note transfer powers indorsed in blank,

(B) proper financing statements in form appropriate for filing under the Uniform Commercial Code of all jurisdictions necessary in order to perfect and protect the first priority liens and security interests created under the Security Agreement, covering the Collateral described in the Security Agreement,

(C) copies of all lien search results, dated on or before the Effective Date all listing all effective financing statements filed in the jurisdictions referred to in clause (B) above that name any Loan Party as debtor, together with copies of such other financing statements,

(D) the Intellectual Property Security Agreement duly executed by each applicable Loan Party,

(E) evidence of the completion of all other recordings and filings of or with respect to the Security Agreement that the Collateral Agent may deem necessary or desirable in order to perfect and protect the security interest created thereunder,

(F) Perfection Certificate, duly executed by each Loan Party, and

(G) evidence that all other action that the Administrative Agent may deem necessary or desirable in order to perfect and protect the first priority liens and security interests created under the Security Agreement has been taken (including, without limitation, receipt of duly executed payoff letters, UCC-3 termination statements),

(xiv) such other assurances, certificates and documents as the Administrative Agent reasonably may require.

(b) There shall not have occurred, since December 31, 2009, a Material Adverse Effect.

(c) There shall exist no action, suit, investigation, litigation or proceeding affecting the Borrower or any of its Subsidiaries pending or threatened before any court, governmental agency or arbitrator that (i) could be reasonably likely to have a Material Adverse Effect other than the matters described on Schedule 4.01(c) to the Original Credit Agreement (the “Disclosed Litigation”) or (ii) purports to affect the legality, validity or enforceability of this Agreement or any other Loan Document or the consummation of the transactions contemplated hereby.

(d) The Borrower shall have received, substantially simultaneously with the occurrence of the Original Effective Date (upon the satisfaction or waiver of each other condition set forth in this Section 4.01), gross cash proceeds of not less than $400,000,000 from the issuance of the Senior Notes. The Senior Notes and the Senior Notes Indenture shall be on terms substantially similar in all material respects to those set forth in the description of Senior Notes provided to the Lenders prior to the Original Effective Date or otherwise reasonably satisfactory to the Required Lenders.

(e) The Arrangers shall have received copies of balance sheets, income statements, pro forma statements, projections, forecasts and other financial statements in form and substance satisfactory to the Arrangers, including, without limitation, (i) the audited Consolidated balance sheet of the Borrower and its Subsidiaries as at December 31, 2009 and the related audited Consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, (ii) the unaudited Consolidated balance sheet of the Borrower and its Subsidiaries as at March 31, 2010 and the related unaudited Consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such period and (iii) projections on a quarterly basis through the 2011 fiscal year and on an annual basis for the 2012, 2013 and 2014 fiscal years showing projected availability under the Revolving Facility.

(f) The Borrower shall have obtained ratings for the Revolving Facility from Moody’s and S&P satisfactory to the Arrangers.

(g) The Lenders shall have received, to the extent requested, on or before the date which is five (5) Business Days prior to the Original Effective Date, all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations including the PATRIOT Act.

(h) The Administrative Agent shall have received satisfactory evidence that all outstanding Indebtedness of the Loan Parties (other than Existing Indebtedness permitted to remain outstanding under this Agreement) shall have been paid in full and terminated.

(i) Any fees, costs and expenses required to be paid on or before the Original Effective Date to the Administrative Agent, any Arranger or the Lenders (i) pursuant to the Fee Letters or (ii) otherwise for which invoices have been received at least one Business Day prior to the Original Effective Date shall have been paid.

(j) Unless waived by the Administrative Agent, the Borrower shall have paid all reasonable fees, charges and disbursements of counsel to the Administrative Agent (directly to such counsel if requested by the Administrative Agent) to the extent invoiced at least one Business Day prior to the Original Effective Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing and customary post-closing proceedings included in such invoices (provided, that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent).

(k) The Administrative Agent shall have received satisfactory evidence that the Restructuring Transactions shall have been consummated and necessary corporate actions in order to effectuate the Restructuring Transactions shall have been taken and completed.

(l) The Administrative Agent shall have received fully executed copies of the Management Agreement and the Equity Contribution Agreement, in form and substance satisfactory to the Administrative Agent.

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Original Effective Date specifying its objection thereto.

4.02 Conditions to all Credit Extensions. The obligation of each Lender to honor any Request for Credit Extension (other than a Borrowing Notice requesting only a conversion of Loans to the other Type, or a continuation of Eurocurrency Rate Loans) is subject to the following conditions precedent:

(a) The representations and warranties of (i) the Borrower contained in Article V and (ii) each Loan Party contained in each other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in Sections 5.05(a) and (b) shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b), respectively.

(b) No Default or Event of Default shall have occurred and be continuing, or would result from such proposed Credit Extension or from the application of the proceeds thereof.

(c) The Administrative Agent and, if applicable, the applicable L/C Issuer or the applicable Swing Line Lender shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than a Borrowing Notice requesting only a conversion of Loans to the other Type or a continuation of Eurocurrency Rate Loans) submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a) and (b) have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Administrative Agent and the Lenders that:

5.01 Existence, Qualification and Power. Each Loan Party (a) (i) is duly organized or formed and, validly existing and (ii) in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents and Related Documents to which it is a party and consummate the Transaction and the Amendment Transaction, and (c) is duly qualified and is licensed and, as applicable, in good standing, under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) and (c), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.02 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document and Related Document to which such Person is a party, (a) have been duly authorized by all necessary corporate or other organizational action, and (b) do not and will not (i) contravene the terms of any of such Person’s Organization Documents; (ii) conflict with or result in any breach or contravention of, or the creation of any Lien (except for any Liens that may arise under the Loan Documents) under, or require any payment to be made under (A) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (B) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c) violate any Law, except in each case referred to in clause (b)(ii) or (c) to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.03 Governmental Authorization; Other Consents. (a) No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority and (b) no material approval, consent, exemption, authorization, or other action by, or notice to, or filing with any other Person, in each case, is necessary or required in connection with (i) the execution, delivery or performance by any Loan Party of this Agreement or any other Loan Document or Related Document, or for the consummation of the Transaction and the Amendment Transaction, (ii) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents or (iii) the perfection of the Liens created under the Collateral Documents (including the first priority nature thereof), (x) except for those approvals, consents, exemptions, authorizations or other actions which have already been obtained, taken, given or made, as listed on Schedule 5.03 hereto, and are in full force and effect, (y) any filings required to perfect the Liens created under the Collateral Documents and (z) those landlord consents required with respect to the leasehold mortgages required to be delivered hereunder. All applicable waiting periods in connection with the Transaction and the Amendment Transaction have expired without any action having been taken by any Governmental Authority restraining, preventing or imposing materially adverse conditions upon the Transaction and the Amendment Transaction or the rights of the Loan Parties or their Subsidiaries freely to transfer or otherwise dispose of, or to create any Lien on, any properties now owned or hereafter acquired by any of them.

5.04 Binding Effect. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally, general principles of equity, regardless of whether considered in a proceeding in equity or at law and an implied covenant of good faith and fair dealing.

5.05 Financial Statements; No Material Adverse Effect.

(a) The Audited Financial Statements of the Borrower and its Subsidiaries (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present in all material respects the financial condition of the Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show all material indebtedness and other material liabilities, direct or contingent, of the Borrower and its Subsidiaries as of the date thereof, including material liabilities for Taxes, material commitments and material Indebtedness.

(b) The unaudited consolidated balance sheet of the Borrower and its Subsidiaries dated September 30, 2011, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for the fiscal quarter ended on that date (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (ii) fairly present in all material respects the financial condition of the Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments.

(c) Since December 31, 2010, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

(d) The consolidated pro forma balance sheet of the Borrower and its Subsidiaries as at June 30, 2010, and the related consolidated pro forma statements of income and cash flows of the Borrower and its Subsidiaries for the six months then ended, certified by the chief financial officer or treasurer of the Borrower, copies of which have been furnished to the Administrative Agent, fairly present in all material respects the consolidated pro forma financial condition of the Borrower and its Subsidiaries as at such date and the consolidated pro forma results of operations of the Borrower and its Subsidiaries for the period ended on such date, in each case giving effect to the Transaction, all in accordance with GAAP.

(e) The consolidated forecasted balance sheet and statements of income and cash flows of the Borrower and its Subsidiaries delivered pursuant to Section 4.01 or Section 6.01(c) were prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed to be reasonable in light of the conditions existing at the time of delivery of such forecasts.

5.06 Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened, at law, in equity, in arbitration or before any Governmental Authority, by or against the Borrower or any of its Subsidiaries or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement, any other Loan Document, any Related Document or the consummation of the Transaction and the Amendment Transaction, or (b) except for Disclosed Litigation, as to which there is a reasonable possibility of an adverse determination and that could reasonably be expected to result in a Material Adverse Effect.

5.07 No Default. Neither the Borrower nor any Subsidiary is in default under or with respect to any Contractual Obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

5.08 Ownership of Property; Liens; Investments, Etc.

(a) As of the Original Effective Date, each of the Loan Parties has good and marketable title (subject only to Permitted Liens) to the properties of the Loan Parties except when failure to have such title to property could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Loan Parties owns and has on the Original Effective Date good and marketable title or subsisting leasehold, easement or other real property interest (subject only to Permitted Liens and such other Liens as permitted by the Loan Documents) to, and enjoys on the Original Effective Date peaceful and undisturbed possession of, all such properties that are necessary for the present operation and conduct of its business, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no Liens of any nature whatsoever on any assets of any Loan Party other than: (i) Liens granted pursuant to this Agreement, (ii) other Liens in existence on the Original Effective Date as reflected on Schedule 5.08(a) and (iii) Permitted Liens and such other Liens as permitted by the Loan Documents. Each Loan Party has Mining Title (subject only to Permitted Liens and such other Liens as permitted by the Loan Documents) to all Mining Facilities covered by outstanding Governmental Approvals issued to such Loan Party to the extent necessary to conduct its business as currently conducted and to utilize such properties for their intended purpose. Schedule 1.01(d) hereto accurately describes in all material respects all Mining Facilities owned, leased or operated by the Borrower and its Subsidiaries as of the Original Effective Date and accurately describes in all material respects all properties that are required for the business and operations of the Loan Parties.

(b) Schedule 5.08(b) sets forth a complete and accurate list as of the Original Effective Date of the locations all of Material Owned Real Property or Material Leased Real Property held by the Borrower or any of its Subsidiaries, and in the case of any leases or subleases for the Mining Facilities, whether such lease, sublease or other instrument requires the consent of the landlord or counterparty thereunder or other parties thereto in order to grant the Liens on the Collateral to the Collateral Agent for the benefit of the Secured Parties and the other secured parties, if any, under the Security Agreement.

(c) To the best knowledge of the Borrower the legal description attached as Exhibit A to each Mortgage accurately and completely describes the Mortgaged Property intended to be covered thereby.

(d) Schedule 7.03 sets forth a complete and accurate list as of the Original Effective Date of all Investments held by the Borrower and any of its Subsidiaries on the Original Effective Date, showing as of the Original Effective Date the amount, obligor or issuer and maturity, if any, thereof.

5.09 Environmental Compliance. Except as disclosed on Schedule 5.09 or as otherwise could not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) None of the Borrower nor any of its Subsidiaries has received any written notice of violation, alleged violation, non-compliance, liability or potential liability under any Environmental Laws with regard to any of the Properties or the business operated by the Borrower or any of its Subsidiaries (the “Business”), or any prior business for which the Borrower has retained an Environmental Liability.

(b) Hazardous Materials have not been generated, stored, handled, transported or disposed of at, under, on or from the Properties by the Borrower or any of its Subsidiaries in violation of any applicable Environmental Law, or in a manner or to a location which could reasonably be expected to give rise to an Environmental Liability and, to the knowledge of the Borrower, Hazardous Materials have not been generated, stored, handled, transported or disposed of at, under, on or from the Properties by any Person other than the Borrower or any of its Subsidiaries in violation of any applicable Environmental Law, or in a manner or to a location which could reasonably be expected to give rise to an Environmental Liability.

(c) No judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Borrower, threatened under any Environmental Law, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders under any Environmental Law with respect to the Properties or the Business to which the Borrower or any of its Subsidiaries is or, to the knowledge of the Borrower, will be named as a party or with respect to the Properties or the Business, and to the knowledge of the Borrower, no circumstances exist that could reasonably be expected to form the basis for such a proceeding or action against the Borrower or any of its Subsidiaries or the Business under any applicable Environmental Law.

(d) To the knowledge of the Borrower, there has been no Release or threat of Release of Hazardous Materials at, on, under or from the Properties, or arising from or related to the operations of the Borrower or any of its Subsidiaries in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could reasonably be expected to give rise to an Environmental Liability.

(e) The Borrower, each of its Subsidiaries, and the Business are in compliance with all applicable Environmental Laws, including all Environmental Permits, and all past non-compliances by the Borrower or its Subsidiaries have been resolved without ongoing obligations or costs.

(f) The Borrower and each of its Subsidiaries (i) hold all Environmental Permits (each of which is in full force and effect and is not subject to appeal, except in such instances where the requirement to hold an Environmental Permit is being contested in good faith by the Borrower or any of its Subsidiaries by appropriate proceedings diligently conducted) required for any of their current operations or for the current ownership, operation or use of the Business, including all Environmental Permits required for the coal mining-related operations of the Borrower or any of its Subsidiaries or, to the extent currently required, any pending construction or expansion related thereto; and (ii) have not received written notification or otherwise have knowledge that any Environmental Permit is about to be revoked, withdrawn or terminated.

(g) None of the Properties has any acid mine drainage which (i) constitutes a violation by the Borrower or any of its Subsidiaries of any applicable Environmental Law, or (ii) could reasonably be expected to give rise to an Environmental Liability.

5.10 Mining. The Borrower and each of its Subsidiaries has, in the amounts and forms required pursuant to Environmental Law, obtained all performance bonds and surety bonds, or otherwise provided any financial assurance required under any Environmental Law or Environmental Permit for Reclamation or otherwise (collectively, “Mining Financial Assurances”), except as could not reasonably be expected to result in a Material Adverse Effect.

5.11 Insurance. The properties of the Borrower and its Subsidiaries are insured with financially sound and reputable insurance companies which may be Affiliates of the Borrower, in such amounts (after giving effect to any self-insurance compatible with the following standards), with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or the applicable Subsidiary operates.

5.12 Taxes. The Borrower and its Subsidiaries have timely filed all U.S. federal, state and other tax returns and reports required to be filed, and have paid all U.S. federal, state and other Taxes, assessments, fees and other governmental charges levied or imposed (whether or not shown on such tax returns or reports) upon them or their properties, income or assets otherwise due and payable (other than those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP), except where the failure to do any of the foregoing could not reasonably be expected to result in a Material Adverse Effect; no tax Lien has been filed and no claim is being asserted or audit being conducted, with respect to any Tax, fee or other charge of the Borrower or any of its Subsidiaries, except for any of the foregoing that could not reasonably be expected to result in a Material Adverse Effect. There is no proposed tax assessment against the Borrower or any Subsidiary that could reasonably be expected to result in a Material Adverse Effect.

5.13 ERISA Compliance.

(a) Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each Plan is in compliance with the applicable provisions of ERISA, the Code and other Federal or state Laws (except that with respect to any Multiemployer Plan which is a Plan, such representation is deemed made only to the knowledge of the Borrower). With respect to each Pension Plan, no failure to satisfy the minimum funding standards of Sections 412 or 430 of the Code has occurred, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made.

(b) There are no pending or, to the knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Pension Plan that could reasonably be expected to have a Material Adverse Effect. There has been no nonexempt “prohibited transaction” (as defined in Section 406 of ERISA) or violation of the fiduciary responsibility rules with respect to any Plan that could reasonably be expected to result in a Material Adverse Effect.

(c) (i) Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, no ERISA Event has occurred or is reasonably expected to occur; (ii) neither the Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iii) neither the Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (iv) neither the Borrower nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA.

5.14 Subsidiaries; Equity Interests; Loan Parties. As of the Original Effective Date, the Borrower has no Subsidiaries other than those specifically disclosed in Schedule 5.14, and all of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by each Loan Party in the percentages specified on Schedule 5.14 free and clear of all Liens except those created under the Collateral Documents or permitted by this Agreement and the other Loan Documents. Schedule 5.14 indicates which subsidiaries are Loan Parties as of the Original Effective Date showing (as to each Loan Party) the jurisdiction of its incorporation, the address of its principal place of business and its U.S. taxpayer identification number or, in the case of any non-U.S. Loan Party that does not have a U.S. taxpayer identification number, its unique identification number issued to it by the jurisdiction of its incorporation.

5.15 Margin Regulations; Investment Company Act.

(a) The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of each Borrowing or drawing under each Letter of Credit, not more than 25% of the value of the assets (either of the Borrower only or of the Borrower and its Subsidiaries on a consolidated basis) subject to the provisions of Section 7.01, Section 7.04 or Section 7.05 or subject to any restriction contained in any agreement or instrument between the Borrower and any Lender or any Affiliate of any Lender relating to Indebtedness and within the scope of Section 8.01(e) will be margin stock.

(b) None of the Borrower, any Person Controlling the Borrower, or any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940.

5.16 Disclosure. No statement or information contained in this Agreement or any other Loan Document or any other document, certificate or statement furnished to the Agents, the Arrangers or the Lender Parties or any of them, by or on behalf of any Loan Party for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, taken as a whole, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading. The projections and pro forma financial information contained in the materials referenced above are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. As of the Amendment Effective Date, there is no fact known to any Loan Party that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents or in any other documents, certificates and statements furnished to the Arrangers, the Agents and the Lenders for use in connection with the transactions contemplated hereby and by the other Loan Documents.

5.17 Compliance with Laws. The Borrower and each Subsidiary thereof is in compliance with the requirements of all Laws (including any zoning, building, ordinance, code or approval or any building or mining permits) and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

5.18 Intellectual Property; Licenses, Etc. The Borrower and each of its Subsidiaries own, or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other intellectual property rights (collectively, “IP Rights”) that are reasonably necessary for the operation of their respective businesses, except where the failure to own or possess the right to use such IP Rights could not reasonably be expected to have a Material Adverse Effect. The use of such IP Rights by the Borrower or any Subsidiary does not infringe upon any rights held by any other Person, except for any infringement that could not reasonably be expected to have a Material Adverse Effect. Except as specifically disclosed in Schedule 5.18(a), no claim or litigation regarding any of the foregoing is pending or, to the best knowledge of the Borrower, threatened, which, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

5.19 Solvency. The Borrower and its Subsidiaries on a consolidated basis are, and after giving effect to the transactions contemplated by the Loan Documents and the incurrence of the Indebtedness and obligations being incurred in connection herewith and therewith, will be Solvent.

5.20 Casualty, Etc. As of the Original Effective Date, neither the businesses nor the properties of the Borrower or any of its Subsidiaries have been affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty whether or not covered by insurance) that, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.21 Labor Matters. Except as specifically disclosed on Schedule 5.21, there are no collective bargaining agreements or Multiemployer Plans covering the employees of the Borrower or any of its Subsidiaries as of the Original Effective Date. As of the Original Effective Date, neither the Borrower nor any Subsidiary has suffered any strikes, walkouts, work stoppages or other material labor difficulty within the last five years that could reasonably be expected to result in a Material Adverse Effect.

5.22 Collateral Documents. As and when executed, delivered and recorded in the proper real estate filing or recording office, the provisions of the Collateral Documents are or will be effective to create in favor of the Collateral Agent for the benefit of the Secured Parties a legal, valid and enforceable first priority Lien (subject to Permitted Liens and such other Liens as are permitted by the terms of the Loan Documents) on all right, title and interest of the Collateral owned by the Loan Parties and described therein. Except for filings contemplated hereby and by the Collateral Documents, no filing or other action will be necessary to perfect such Liens.

5.23 Use of Proceeds; Foreign Assets Control Regulations, Etc.

(a) The Borrower will use the proceeds of the Loans solely as provided for in Section 6.11.

(b) The use of the proceeds of the Loans and Letters of Credit by the Borrower will not violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

(c) No Loan Party (i) is or will become a Person or entity described by section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism (12 C.F.R. 595), and no Loan Party engages in dealings or transactions with any such Persons or entities; or (ii) is in violation of the PATRIOT Act.

5.24 Coal Act; Black Lung Act.

(a) The Borrower, each of its Subsidiaries and its “related persons” (as defined in the Coal Act) are (i) in compliance in all material respects with the Coal Act and any regulations promulgated thereunder and (ii) none of the Borrower, its Subsidiaries or its “related persons” (as defined in the Coal Act) has any liability under the Coal Act, except as disclosed in the Borrower’s financial statements which could reasonably be expected to have a Material Adverse Effect or with respect to premiums or other material payments required thereunder which have been paid when due.

(b) The Borrower and each of its Subsidiaries are in compliance in all material respects with the Black Lung Act, and neither the Borrower nor any of its Subsidiaries has either incurred any Black Lung Liability or assumed any other Black Lung Liability, except as could not reasonably be expected to have a Material Adverse Effect or with respect to which premiums, contributions or other material payments required thereunder that have been paid when due.

5.25 Related Documents. All (i) Coal Mining Agreements, (ii) Coal Supply Agreements, (iii) Mining Leases and (iv) Material Contracts to which any Loan Party is a party is in full force and effect as of the Original Effective Date and has not been amended or modified since the Original Effective Date except as could not reasonably be expected to result in a Material Adverse Effect or constitute a default under Section 7.17.

ARTICLE VI

AFFIRMATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation hereunder shall remain unpaid or unsatisfied (other than in respect of contingent obligations, indemnities and expenses related thereto not then payable or in existence as of the later of the Maturity Date or the Letter of Credit Expiration Date), or any Letter of Credit shall remain outstanding, the Borrower shall, and shall (except in the case of the covenants set forth in Sections 6.01 and 6.02 (a) – (g)) cause each Subsidiary to:

6.01 Financial Statements. Deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent:

(a) as soon as available, but in any event within 90 (or 105 with respect to the period ended December 31, 2010) after the end of each fiscal year of the Borrower (commencing with the fiscal year ended December 31, 2010), a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, such consolidated statements to be audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit; and

(b) as soon as available, but in any event within 45 days (or 60 with respect to the period ended June 30, 2010 and September 30, 2010) after the end of each of the first three fiscal quarters of each fiscal year of the Borrower (commencing with the fiscal quarter ended June 30, 2010), a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal quarter and for the portion of the Borrower’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by a Responsible Officer of the Borrower as fairly presenting in all material respects the financial condition, results of operations, changes in shareholders’ equity and cash flows of the Borrower and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

(c) As soon as available and in any event within 30 days after the end of each fiscal year, forecasts prepared by management of the Borrower, in a form consistent with the forecasts delivered pursuant to Section 4.01(e), of balance sheets, income statements and cash flow statements on a quarterly basis for the fiscal year following such fiscal year and on an annual basis for each fiscal year thereafter until the Maturity Date together with a line item budget for the each fiscal quarter and fiscal year.

6.02 Certificates; Other Information. Deliver to the Administrative Agent, in form and detail reasonably satisfactory to the Administrative Agent:

(a) concurrently with the delivery of the financial statements referred to in Section 6.01(a), a certificate of its independent certified public accountants reporting on such financial statements and stating that in performing their audit nothing came to their attention that caused them to believe the Borrower failed to comply with the financial covenants set forth in Section 7.11, except as specified in such certificate;

(b) concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b) (commencing with the delivery of the financial statements for the fiscal quarter ended June 30, 2010), a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower, which shall include detailed computations of the financial covenants;

(c) promptly after any request by the Administrative Agent, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of any Loan Party by independent accountants in connection with the accounts or books of the Borrower or any of its Subsidiaries, or any audit of any of them;

(d) promptly after the sending or filing thereof, copies of all proxy statements, financial statements and reports that any Loan Party or any of its Subsidiaries sends to the Borrower’s stockholders (or stockholders of any Parent), and copies of all regular, periodic and special reports, and all registration statements, that any Loan Party or any of its Subsidiaries files with the SEC or any Governmental Authority that may be substituted therefor, or with any national securities exchange.

(e) unless otherwise required to be delivered to the Lenders hereunder, promptly after the furnishing thereof, copies of any statement or report furnished to any holder of debt securities of any Loan Party or of any of its Subsidiaries pursuant to the terms of any indenture or similar agreement and not otherwise required to be furnished to the Lenders pursuant to Section 6.01 or any other clause of this Section 6.02;

(f) as soon as available, but in any event prior to the date audited financial statements are required to be delivered, a report summarizing the insurance coverage (specifying type, amount and carrier) in effect for each Loan Party and its Subsidiaries and containing such additional information as the Administrative Agent, or any Lender through the Administrative Agent, may reasonably specify;

(g) promptly, and in any event within five Business Days after receipt thereof by the Borrower or any Subsidiary, copies of each material notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any material investigation or possible material investigation or other material inquiry by such agency regarding financial or other operational results of the Borrower or any Subsidiary;

(h) unless otherwise required to be delivered to the Lenders hereunder, not later than ten days after receipt thereof by the Borrower or any Subsidiary, copies of all notices of default, non-compliance or any other material matters (excluding those delivered pursuant to the relevant agreement in the ordinary course of business), material requests and other material documents (including amendments, waivers and other modifications) so received under or pursuant to any Related Document and, from time to time upon request by the Administrative Agent, such other information and reports regarding the Related Documents as the Administrative Agent may reasonably request;

(i) at the time the Borrower must deliver its annual audited financials under Section 6.01(a), a report supplementing Schedule 5.08(b), identifying all Material Owned Real Property and Material Leased Real Property acquired or disposed of by any Loan Party during such fiscal year; and

(j) promptly, such additional information regarding the business, financial, legal or corporate affairs of the Borrower or any Subsidiary, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may from time to time reasonably request.

Documents required to be delivered pursuant to Section 6.01(a) or (b) or Section 6.02(b) or (d) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet at the website address listed on Schedule 10.02; or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided, that the Borrower shall notify the

Administrative Agent and each Lender (by telecopier or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of the documents required to be delivered pursuant to Section 6.01(a) or (b) or Section 6.02(a) or (b). The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or any Arranger will make available to the Lender Parties materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to any Loan Party or their securities) (each, a “Public Lender”). The Borrower hereby agrees that (i) Borrower Materials that are to be made available on the Platform to Public Lenders shall be clearly and conspicuously marked “PUBLIC,” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (ii) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent and the Lender Parties and the Lenders to treat such Borrower Materials as either publicly available information or not material information (although it may contain sensitive business information and remains subject to the confidentiality undertakings of Section 10.07) with respect to the Borrower or any other Loan Party or its securities for purposes of United States Federal and state securities laws, (iii) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information,” and (iv) the Administrative Agent shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.” In connection with the foregoing, each party hereto acknowledges and agrees that the foregoing provisions are not in derogation of their confidentiality obligations under Section 10.07.

6.03 Notices. Notify the Administrative Agent:

(a) promptly, of the occurrence of any Default or Event of Default;

(b) promptly, of any event which could reasonably be expected to have a Material Adverse Effect;

(c) of the occurrence of any ERISA Event that, individually, or in the aggregate, would be reasonably likely to have a Material Adverse Effect, as soon as possible and in any event within 30 days after the Borrower knows or has obtained notice thereof;

(d) of any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary thereof, including any determination by the Borrower referred to in Section 2.10(b);

(e) promptly after receipt of notice or knowledge of the Borrower thereof, of any action, suit, proceeding or claim alleging any Environmental Liability against or by the Borrower or any of its Subsidiaries that could reasonably be expected to have a Material Adverse Effect;

(f) promptly after the commencement thereof, notice of all actions, suits, investigations, litigation and proceedings before any Governmental Authority affecting any Loan Party or any of its Subsidiaries of the type described in Sections 5.06, 5.10, 5.12, 5.13 and 5.24 that could reasonably be expected to have a Material Adverse Effect.

(g) promptly after receipt of notice or knowledge of the Borrower thereof, of (i) any accidents, explosions, implosions, collapses or flooding at or otherwise related to the properties that result in (A) any fatality or (B) the trapping of any Person in any mine for more than twenty-four hours and (ii) any casualty or condemnation events that could reasonably be expected to have a Material Adverse Effect;

(h) promptly after receipt of notice or knowledge of the Borrower thereof, of the issuance of any closure order pursuant to any Environmental Law or pursuant to any Environmental Permit that could reasonably be expected to directly or indirectly result in the closure or cessation of operation of any mine for a period of more than 5 consecutive days;

(i) of any information with respect to environmental matters as required by Section 6.14; and

(j) the occurrence of (x) the SCH Completion and (y) any event triggering any requirement under Section 6.12 with respect to any additional Subsidiary Guarantor or any additional Collateral.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto.

6.04 Payment of Obligations. Pay and discharge as the same shall become due and payable (a) all Tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrower or such Subsidiary, except where failure to do so could not reasonably be expected to result in a Material Adverse Effect; (b) all lawful claims which, if unpaid, would by law become a Lien upon any material portion of the Collateral; and (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness, except where failure to do so could not reasonably be expected to result in a Material Adverse Effect.

6.05 Preservation of Existence, Etc.; Activities of Foresight Energy Corporation.

(a) With respect to the Borrower and each of its Subsidiaries, (i) preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 7.04 or 7.05; (ii) take all reasonable action to maintain in rights, privileges, permits, licenses and franchises necessary for the normal conduct of its business; and (iii) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which could reasonably be expected to have a Material Adverse Effect.

(b) With respect to Foresight Energy Corporation, to the extent it is a co-issuer of the Senior Notes, cause such Subsidiary not to hold any assets and not engage in any business or activity other than (i) maintaining its corporate existence, (ii) the performance of its obligations under the Loan Documents to which it is a party and the Senior Notes and (iii) activities directly related to the foregoing.

6.06 Maintenance of Properties. With respect to the Borrower and each of its Subsidiaries, maintain, operate, preserve and protect all of its properties and equipment necessary in the operation of the Mining Facilities in good working order and condition (ordinary wear and tear and damage by fire or other casualty or taking by condemnation excepted) in accordance with Prudent Operating Practice and in conformance in all material respects with Mining Laws, including, without limitation, the Coal Act, the Black Lung Act, SMCRA and MSHA, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

6.07 Maintenance of Insurance. Maintain with financially sound and reputable insurance companies which may be Affiliates of the Borrower, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance compatible with the following standards) as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or the applicable Subsidiary operates, except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Borrower and its Subsidiaries will maintain or cause to be maintained (a) flood insurance with respect to each Flood Hazard Property that is located in a community that participates in the National Flood Insurance Program, in each case in compliance with any applicable regulations of the Board of Governors of the Federal Reserve System, (b) liability insurance, (c) business interruption insurance, and (d) replacement value casualty insurance on the Collateral under such policies of insurance, with such insurance companies, in such amounts, with such deductibles, and covering such risks as would be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses. Each such policy of insurance shall (i) name the Collateral Agent, on behalf of Secured Parties, as an additional insured thereunder as its interests may appear, (ii) in the case of each casualty insurance policy, contain a loss payable clause or endorsement, reasonably satisfactory in form and substance to the Collateral Agent, that names the Collateral Agent, on behalf of the Secured Parties, as the loss payee thereunder and provide for at least thirty days’ prior written notice to the Collateral Agent of any modification or cancellation of such policy.

6.08 Compliance with Laws. Comply with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by the Borrower or any of its Subsidiaries by appropriate proceedings diligently conducted or (b) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

6.09 Books and Records. (a) Maintain proper books of record and account, in which in all material respects full, true and correct entries in conformity with GAAP consistently applied shall be made of all material financial transactions and matters involving the assets and business of the Borrower or such Subsidiary, as the case may be; and (b) maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over the Borrower or such Subsidiary, as the case may be.

6.10 Inspection Rights. Permit representatives and independent contractors of the Administrative Agent and each Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom (except to the extent (i) any such access is restricted by a Requirement of Law or (ii) any such agreements, contracts or the like are subject to a written confidentiality agreement with a non-Affiliate that prohibits the Borrower or any of its Subsidiaries from granting such access to the Administrative Agent or the Lenders; provided, that with respect to such confidentiality restrictions affecting the Borrower or any of its Subsidiaries, a Responsible Officer is made available to such Lender to discuss such confidential information to the extent permitted), and to discuss the business, finances and accounts with its officers and independent public accountants at such reasonable times during normal business hours and as often as may be reasonably desired; provided, that the Administrative Agent or such Lender shall give Borrower reasonable advance notice prior to any contact with such accountants and give the Borrower the opportunity to participate in such discussions.

6.11 Use of Proceeds. Use the proceeds of the Credit Extensions solely for working capital, capital expenditures and other general corporate purposes, including for the Transaction on the Original Effective Date and the Amendment Transaction.

6.12 Covenant to Guarantee Obligations and Give Security.

(a) Upon (x) the formation or acquisition of any new direct or indirect Guarantor Subsidiary by any Loan Party or (y) the acquisition of any property by any Loan Party (subject to the applicable limitations set forth in the Security Agreement) that is not already subject to a perfected first priority security interest (subject to Permitted Liens) in favor of the Collateral Agent for the benefit of the Secured Parties, the Borrower shall, in each case at the Borrower’s expense:

(i) within 45 days after such formation or acquisition, cause such Guarantor Subsidiary, to duly execute and deliver to the Administrative Agent a counterpart of the Subsidiary Guaranty, guaranteeing the other Loan Parties’ obligations under the Loan Documents;

(ii) within 45 days after such formation or acquisition, furnish to the Collateral Agent a description of the real and personal properties of the Loan Parties and their respective Guarantor Subsidiaries in detail satisfactory to the Collateral;

(iii) within 45 days after such formation or acquisition, furnish to the Administrative Agent a description of any Material Owned Real Property and Material Leased Real Property of such Guarantor Subsidiary, in detail reasonably satisfactory to the Administrative Agent;

(iv) within 45 days after such formation or acquisition, take, and cause such Guarantor Subsidiary to take, whatever action (including, without limitation, supplements to the Security Agreement, supplements to the Intellectual Property Security Agreements and other security and pledge agreements, in all such cases, as specified by and in form and substance reasonably satisfactory to the Administrative Agent (including delivery of all Pledged Equity Interests and Pledged Debt in and of such Guarantor Subsidiary, and other instruments representing the Pledged Equity Interests in certificated form accompanied by undated stock powers executed in blank or the Pledged Debt indorsed in blank to the extent required by the Security Agreement), in all such cases to the same extent that such documents and instruments would have been required to have been delivered by Persons that were Guarantor Subsidiaries on the Amendment Effective Date, securing payment of all the Obligations of such Guarantor Subsidiary under the Loan Documents;

(v) with respect to any Material Owned Real Property and Material Leased Real Property, upon the later to occur of (x) 60 days after such request, formation or acquisition and (y) delivery of the Compliance Certificate required to be delivered pursuant to Section 6.02(b), take, and cause such Guarantor Subsidiary or such parent to take, whatever action (including, without limitation, the recording of mortgages, assignments, the filing of Uniform Commercial Code financing statements, the giving of notices and the endorsement of notices on title documents) as may be necessary or advisable in the reasonable opinion of the Administrative Agent to vest in the Collateral Agent (or in any representative of the Collateral Agent designated by it) valid and subsisting Liens on the Material Owned Real Property and Material Leased Real Property, including without limitation delivery of each item set forth in Section 6.19 hereof (“Additional Mortgaged Property”);

(vi) contemporaneously with the delivery of such Collateral Documents required to be delivered to the Administrative Agent, upon the request of the Administrative Agent in its reasonable discretion, a signed copy of an opinion, addressed to the Administrative Agent and the other Secured Parties, of counsel for the Loan Parties reasonably acceptable to the Administrative Agent, as to the validity and enforceability of the agreements entered into pursuant to this Section 6.12 and as to such other related matters as the Administrative Agent may reasonably request, within 60 days after such formation or acquisition;

(vii) within the later to occur of (x) 45 days after such formation or acquisition of Material Owned Real Property or of Material Leased Real Property and (y) delivery of the Compliance Certificate required to be delivered pursuant to Section 6.02(b), cause such Guarantor Subsidiary to provide, the Administrative Agent with a legal description of all Material Owned Real Property and Material Leased Real Property, as applicable, from which any As-Extracted Collateral (as defined in the Security Agreement) will be severed or to which As-Extracted Collateral (as defined in the Security Agreement) otherwise relates, together with the name of the record owner of such Material Owned Real Property or Material Leased Real Property, as applicable, the county in which such Material Owned Real Property or Material Leased Real Property, as applicable, is located and such other information as may be necessary or desirable to file real property related financing statements or mortgages under Section 9-502(b) or 9-502(c) of the UCC or any similar legal requirements; and

(viii) at any time and from time to time, promptly execute and deliver any and all further instruments and documents and take all such other action as the Administrative Agent may reasonably deem necessary or desirable in perfecting and preserving the Liens of such mortgages, pledges, assignments, security agreement supplements, intellectual property security agreement supplements and security agreements as required under the terms of the Loan Documents.

(b) The time periods set forth in this Section 6.12 may be extended upon the request of the Borrower, if the Borrower and the Loan Parties are diligently pursuing same, in the reasonable discretion of the Administrative Agent. Any documentation delivered pursuant to this Section 6.12 shall constitute a Loan Document hereunder and any such document creating or purporting to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties shall constitute a Collateral Document hereunder.

(c) The foregoing requirements of Section 6.12(a) shall not apply to (i) those assets over which the granting of security interests in such assets would be prohibited by contract, applicable law or regulation not overridden by the UCC or with respect to the assets of any non wholly owned subsidiary, the organizational documents of such non wholly owned subsidiary; provided that, at the request of the Collateral Agent, the Borrower shall use its commercially reasonable efforts to obtain the applicable consents to such pledge and security interest, (ii) payroll, tax and other trust accounts, (iii) motor vehicles and other assets subject to certificates of title, (iv) with respect to any interests in respect of a Foreign Subsidiary, liens or pledges in excess of 66.6% of the voting capital stock of any “first-tier” Foreign Subsidiary (v) assets described in Section 2.2 of the Security Agreement and (vi) those assets as to which the Administrative Agent and the Borrower reasonably determine that the cost of obtaining such security interest or perfection thereof are excessive in relation to the benefit to the Lenders of the security to be afforded thereby.

(d) Notwithstanding anything to the contrary in this Section 6.12, with respect to any Material Leased Real Property required to be encumbered with a first priority Mortgage pursuant to with paragraphs (a)(v) or (a)(vii) of this Section 6.12, (i) the Borrower shall use commercially reasonable efforts to obtain (y) (1) a memorandum of lease in recordable form with respect to such leasehold interest, executed and acknowledged by the lessor of such leasehold interest, or (2) evidence that the applicable lease with respect to such leasehold interest or a memorandum thereof has been recorded in all places necessary, in the Administrative Agent’s reasonable judgment, to give constructive notice to third-party purchasers of such leasehold interest, and (z) any lessor consent or approval of such Mortgage as may be required pursuant to the terms of the applicable lease with respect to such leasehold interest; and (ii) if the Borrower shall fail to obtain the documents referred to in clauses (y) or (z) above with respect to any such leasehold interest, after using commercially reasonable efforts to do so, the Borrower shall have no further obligation to comply with paragraphs (a)(v) or (a)(vii) of this Section 6.12 with respect to the applicable Material Leased Real Property. As used in this Section 6.12(d), “commercially reasonable efforts” shall require the Borrower to commence the matter referred to with diligence and in a manner consistent with customary business practices, but shall not require that the Borrower commence litigation or expend any sums of money except such sums as may be required to compensate a lessor for reasonable expenses in reviewing the applicable documentation (including reasonable legal fees in connection with such review). The Borrower shall promptly, upon request, provide the Administrative Agent with a report in reasonable detail summarizing the commercially reasonable efforts undertaken to obtain the items referenced in this Section 6.12(d).

6.13 Compliance with Environmental Laws.

(a) Comply, and use commercially reasonable efforts to cause all lessees and other Persons operating or occupying its properties to comply with all applicable Environmental Laws, Environmental Permits and maintain all material Mining Financial Assurances and obtain, to the extent necessary based on its current operations, and renew all Environmental Permits for its operations and properties, except in such instances in which (i) the requirement of an Environmental Permit is being contested in good faith by the Borrower or any of its Subsidiaries by appropriate proceedings diligently conducted or (ii) the failure to so comply, obtain or renew could not reasonably be expected to have a Material Adverse Effect, and (b) undertake and perform any investigation, study, sampling, testing, response action, removal, remedial or other action necessary to remove and clean up all Hazardous Materials from any of its properties as required under, and in accordance with the requirements of all applicable Environmental Laws, except in such instances in which (i) the requirement to undertake or perform is being contested in good faith by the Borrower or any of it Subsidiaries by appropriate proceedings diligently conducted or (ii) the failure to so undertake or perform could not reasonably be expected to have a Material Adverse Effect.

6.14 Preparation of Environmental Reports.

(a) If an Event of Default occurs under Section 5.09 or Section 6.13 following notice thereof to the Borrower without Borrower undertaking diligent efforts to correct it, or if the Administrative Agent at any time during the term of this Agreement reasonably believes that there exists a violation of applicable Environmental Laws by the Borrower or any Environmental Liability, in each case which could reasonably be expected to materially impair the value, use or transferability of any Mortgaged Property or otherwise could reasonably be expected to result in a Material Adverse Effect, then the Borrower shall, at the reasonable request of the Administrative Agent, provide to the Lenders within 60 days after such request, at the expense of the Borrower, an environmental audit and/or assessment report for any of its properties or facilities which is the subject of any such Event of Default, violation or Environmental Liability (an “Environmental Audit”). An Environmental Audit may include, where appropriate, soil, air, surface water and groundwater sampling and testing. The Environmental Audit shall be prepared by an environmental consulting firm reasonably acceptable to the Administrative Agent. The Environmental Audit will, as relevant, indicate the presence or absence of any such violation, and/or the presence, absence, Release or threat of Release of Hazardous Materials and shall include the estimated cost of any compliance, removal, remedial or other action required under any applicable Environmental Law to correct any such Event of Default, or violation, and/or to address any such Environmental Liability.

(b) Promptly notify the Administrative Agent of or, as soon as practicable after receipt thereof, deliver to the Administrative Agent copies of any and all material written communications and material documents concerning:

(i) any non-compliance with Environmental Laws or Environmental Permits by the Borrower or any of its Subsidiaries that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(ii) (A) any occurrence or discovery of any Release or threatened Release required to be reported to any Governmental Authority under applicable Environmental Law that could reasonably expected to have a Material Adverse Effect, or (B) any remedial actions taken by the Borrower or any of its Subsidiaries in respect of any such Release or threatened Release.

(c) Promptly notify the Administrative Agent of or, as soon as practically after receipt thereof, deliver to the Administrative Agent copies of any Phase I or Phase II Environmental Site Assessment or environmental compliance audit conducted by or on behalf of the Borrower for any real property owned, leased or operated by the Borrower or any of its Subsidiaries, in each case that are conducted after the Original Effective Date or were not previously provided to the Administrative Agent.

6.15 Further Assurances. Promptly upon reasonable request by the Administrative Agent, (a) correct any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and reregister any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, or any Lender through the Administrative Agent, may reasonably require from time to time in order to (i) carry out more effectively the purposes of the Loan Documents, (ii) to the fullest extent permitted by applicable law, subject the Borrower’s or any of its Subsidiaries’ properties, assets, rights or interests to the Liens now or hereafter intended to be covered by any of the Collateral Documents, and (iii) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder.

6.16 Compliance with Terms of Leaseholds and Related Documents.

(a) Make all payments and otherwise perform all obligations in respect of all leases of real property and Mining Leases to which the Borrower or any of its Subsidiaries is a party, keep such leases in full force and effect and not allow such leases to lapse or be terminated or any rights to renew such leases to be forfeited or cancelled, except, in any case, where the failure to do so, either individually or in the aggregate, could not be reasonably likely to have a Material Adverse Effect.

(b) Make all payments and otherwise perform in all obligations in respect of all Related Documents, keep such Related Documents in full force and effect and not allow such Related Documents to lapse or be terminated or any rights to renew such Related Documents to be forfeited or cancelled, except, in any case, where the failure to do so, either individually or in the aggregate, could not be reasonably likely to have a Material Adverse Effect.

6.17 Certain Long Term Liabilities and Environmental Reserves. To the extent required by GAAP, maintain adequate reserves for (a) future costs associated with any lung disease claim alleging pneumoconiosis or silicosis or arising out of exposure or alleged exposure to coal dust or the coal mining environment, (b) future costs associated with retiree and health care benefits, (c) future costs associated with Reclamation of disturbed acreage, removal of facilities and other closing costs in connection with its mining operations and (d) future costs associated with other potential Environmental Liabilities.

6.18 Maintenance of Ratings. Use commercially reasonable efforts to maintain at all times (a) corporate family ratings from Moody’s and corporate credit ratings from S&P and (b) ratings for the Facilities from Moody’s and S&P. The Borrower will promptly notify the Administrative Agent in the event of a downgrade in any of the foregoing ratings.

6.19 Real Estate Collateral Requirements.

(a) With respect to each Additional Mortgaged Property subject to Section 6.12(a)(v), Borrower shall deliver the following:

(i) evidence that counterparts of the Mortgages have been duly executed, acknowledged and delivered on or before the date set forth in Section 6.12(a)(v) in form suitable for filing or recording, in all filing or recording offices that the Administrative Agent may in its reasonably determination deem necessary or desirable in order to create a valid first and subsisting Lien (subject to Permitted Liens) on the property described therein in favor of the Collateral Agent for the benefit of the Secured Parties and that all filing and recording taxes and fees have been paid;

(ii) fully paid American Land Title Association Lender’s Extended Coverage title insurance policies (the “Mortgage Policies”) covering the Loan Party’s title and interest in the surface rights on which improvements are located in form and substance, with reasonable endorsements (the cost of such endorsement being included in such determination of reasonableness) and in an amount reasonably acceptable to the Administrative Agent, issued, coinsured and reinsured by title insurers reasonably acceptable to the Administrative Agent, insuring the Mortgages to be valid first and subsisting Liens on the property described therein, free and clear of all defects (including, but not limited to, mechanics’ and materialmen’s Liens) and encumbrances, excepting only Permitted Liens, and providing for such other affirmative insurance as the Administrative Agent reasonably may deem necessary or desirable;

(iii) (x) American Land Title Association/American Congress on Surveying and mapping form surveys of the immediate surface area surrounding the opening of each Mine and Mining Facilities, which surface area to be surveyed shall be approved by the Administrative Agent acting reasonably, showing all plants, significant buildings and other major improvements, any major off-site improvements, the absence of encroachments, either by such improvements or on to such property, and other defects, other than encroachments and other defects reasonably acceptable to the Administrative Agent, and (y) “boundary” surveys, which may be produced by orthophotography, photogrammetric mapping, laser scanning or other similar mechanism, of the remainder of the Additional Mortgaged Property at each Mine, and in the case of the foregoing clauses (x) and (y), for which all necessary fees where applicable have been paid, and dated no more than 60 days before the date of such Mortgage, certified to the Administrative Agent and the issuer of the Mortgage Policies in a manner satisfactory to the Administrative Agent by a land surveyor duly registered and licensed in the States in which the property described in such surveys is located and reasonably acceptable to the Administrative Agent, and in any case sufficient for the issuer of the Mortgage Policies to remove the standard survey exception from such Mortgage Policies;

(iv) with respect to the sub-surface interests underlying the Additional Mortgaged Property, attorney title certification letters addressed to the Collateral Agent and issued by counsel acceptable to the Administrative Agent, dated as of the date of the applicable Mortgage and opining that the Borrower or one of the Subsidiary Guarantors holds good and marketable record title (subject to the Permitted Liens) to the property referenced therein provided that the Administrative Agent acknowledges John Ryan, Esq., of Campbell Black Carnine Heden Ballard & McDonald, P.C., and Terry Black, Esq., of Rhine Ernest LLP, as counsel reasonably acceptable for purposes of this Section 6.19(a)(iv);

(v) with regard to Material Leased Real Property, use commercially reasonable efforts to obtain estoppel and consent agreements, in form and substance reasonably satisfactory to the Administrative Agent, executed by the lessors thereof along with (x) a memorandum of lease in recordable form with respect to such leasehold interest, executed and acknowledged by the owner of the affected real property, as lessor, or (y) evidence that the applicable lease with respect to such leasehold interest or a memorandum thereof has been recorded in all places reasonably necessary or desirable, in the Administrative Agent’s reasonable judgment, to give constructive notice to third-party purchasers of such leasehold interest;

(vi) evidence of the insurance required by the terms of the Mortgage;

(vii) valuation reports and evidence of book value with respect to Additional Mortgaged Properties reasonably acceptable to the Administrative Agent and, if such valuation reports are not reasonably satisfactory to the Administrative Agent, at the request of the Administrative Agent, an appraisal of each of the properties described in the Mortgages covering the Additional Mortgaged Properties complying with the requirements of the Federal Financial Institutions Reform, Recovery and Enforcement Act of 1989, which appraisals shall be from a Person reasonably acceptable to the Administrative Agent and otherwise in form and substance reasonably satisfactory to the Administrative Agent;

(viii) deliver to the Administrative Agent a “Life-of-Loan” Federal Emergency Standard Flood Hazard Determination (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto), and if such Additional Mortgaged Property is located in a special flood hazard area, evidence of flood insurance confirming that such insurance has been obtained, which certificate shall be in a form and substance reasonably satisfactory to the Administrative Agent;

(ix) a Uniform Commercial Code Article 9 insurance policy in favor of the Administrative Agent and in form and substance and in amount reasonably acceptable to the Administrative Agent, insuring that the Administrative Agent has a valid first and subsisting Lien on “as extracted minerals” (as defined in the Uniform Commercial Code) in which a security interest has been granted to the Administrative Agent pursuant to the Mortgage covering the Additional Mortgaged Properties;

(x) evidence of the completion of all other recordings and filings of or with respect to the Mortgages covering the Additional Mortgaged Properties and all other action that the Administrative Agent may reasonably deem necessary or desirable in order to perfect and protect the liens and security interests created under the Mortgages covering the Additional Mortgaged Properties has been taken (including, without limitation, receipt of duly executed payoff letters, UCC-3 termination statements and landlords’ and bailees’ waiver and consent agreements) that the Administrative Agent may reasonably deem necessary or desirable in order to perfect and protect the Liens created thereby;

(xi) favorable opinions of local counsel for the Loan Parties, (1) in states in which the Additional Mortgaged Properties are located, with respect to the enforceability and perfection of all Mortgages covering the Additional Mortgaged Properties and any related fixture filings, substantially in the form of Exhibit K hereto and otherwise in form and substance reasonably satisfactory to the Administrative Agent; provided that the Administrative Agent acknowledges that any of Campbell Black Carnine Heden Ballard & McDonald, P.C. or Rhine Ernest LLP, are deemed reasonably acceptable local counsel for purposes of this clause (xi)(1), and (2) in states in which the Loan Parties party to the Mortgages are organized or formed, that the relevant mortgagor is validly existing and in good standing, corporate power, due authorization, execution and delivery, no conflicts and no consents of such Loan Parties in the granting of the Mortgages, in form and substance reasonably satisfactory to the Administrative Agent; provided that the Administrative Agent acknowledges that any of Bailey & Glasser LLP, Campbell Black Carnine Heden Ballard & McDonald, P.C. or Rhine Ernest LLP, are deemed reasonably acceptable for purposes of this clause (xi)(2); and

(xii) use commercially reasonable efforts to obtain such third party consents and agreements and other confirmations as the Administrative Agent may deem reasonably necessary or desirable and evidence that all other actions that the Administrative Agent may deem reasonably necessary or desirable in order to create valid first and subsisting Liens (subject to Permitted Liens) on the property described in the Mortgages covering the Additional Mortgaged Properties has been taken.

(b) Notwithstanding the foregoing, with respect to the Additional Mortgaged Properties subject to the terms of Section 6.12(a)(v) that consist of leasehold interest of docks by a river, easements for water supply, fee or leasehold interest in real properties that are used or will be used for railway access or other Additional Mortgaged Property that is not part of any Mining Facility or only used incidental to the operations of any Mining Facility, the Borrower or Loan Party, as applicable, shall deliver and complete, within ninety (90) days following such acquisition (as may be extended in sole discretion of Administrative Agent):

(i) evidence that counterparts of the Mortgages covering the Additional Mortgaged Properties have been duly executed, acknowledged and delivered on or before such day in form suitable for filing or recording, in all filing or recording offices that the Administrative Agent may deem necessary or desirable in order to create a valid first and subsisting Lien (subject to Permitted Liens) on the real property described therein in favor of the Collateral Agent for the benefit of the Secured Parties and that all filing and recording taxes and fees have been paid;

(ii) complete and accurate legal descriptions to be included on the Mortgages covering the Additional Mortgaged Properties;

(iii) with respect to any leasehold interest, a copy of the recorded lease agreement or, to the extent available, memorandum of lease in form sufficient for recording and any third party consents required by the applicable lease agreement;

(iv) deliver to the Administrative Agent a “Life-of-Loan” Federal Emergency Standard Flood Hazard Determination (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto), and if such Additional Mortgaged Property is located in a special flood hazard area, evidence of flood insurance confirming that such insurance has been obtained, which certificate shall be in a form and substance reasonably satisfactory to the Administrative Agent; and

(v) any other document, instrument or agreement as the Administrative Agent may reasonably deem necessary or desirable in order to create a valid first and subsisting Liens on the property described therein.

(vi) (c) with respect to any Excluded Mining Lease, as soon as reasonably practicable, employ commercially reasonable efforts to obtain estoppel and consents from the lessors thereunder and promptly upon obtaining such estoppel and consents, pledge and cause such Guarantor Subsidiary to take the actions required to be taken under this Section 6.19 with respect to Additional Mortgaged Properties;

provided, that the time periods set forth in this Section 6.19 may be extended upon the request of the Borrower, if the Borrower and the Loan Parties are diligently pursuing same, in the reasonably discretion of the Administrative Agent; provided, further, that any documentation delivered pursuant to this Section 6.19 shall constitute a Loan Document hereunder and any such document creating or purporting to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties shall constitute a Collateral Document hereunder.

6.20 Mortgage Amendment. Within the time period specified in Section 2.14 and Section 2.17, and if required to be delivered thereunder after the incurrence of such Indebtedness, the Borrower shall deliver to the Administrative Agent, (a) executed counterparts of an amendment to each of the Mortgages (“Mortgage Amendment”) in form and substance reasonably satisfactory to the Administrative Agent, which amends the maximum amount of indebtedness secured thereunder and (b) a date-down endorsement, including a modification to increase the policy amounts, to each of the Original Mortgage Policies, dated as of the date of recording of each of the Mortgage Amendments, as applicable, which endorsement shall be subject only to Permitted Liens.

ARTICLE VII

NEGATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation hereunder shall remain unpaid or unsatisfied (other than in respect of contingent obligations, indemnities and costs and expenses related thereto not then payable or in existence as of the later of the Maturity Date or the Letter of Credit Expiration Date), or any Letter of Credit shall remain outstanding, the Borrower shall not, nor shall it permit any Subsidiary to, directly or indirectly:

7.01 Liens. Create, incur, assume or suffer to exist any Lien upon, or exception to title to, any of its property, assets or revenues, whether now owned or hereafter acquired, or sign or file under the Uniform Commercial Code of any jurisdiction a financing statement that names the Borrower or any of its Subsidiaries as debtor, or assign any accounts or other right to receive income, other than the following:

(a) Liens pursuant to any Loan Document, including in respect of any Permitted Secured Commodity Swap Contract and any Additional Permitted Secured Indebtedness; provided, that with respect to (i) any Additional Permitted Secured Indebtedness, the aggregate amount of Obligations in respect of such Additional Permitted Secured Indebtedness that are secured by a Lien under the Loan Documents shall not exceed the amount permitted to be secured pursuant to Section 7.01(n), (ii) with respect to Permitted Secured Commodity Swap Contracts, the aggregate amount of Obligations under all Permitted Secured Commodity Swap Contracts secured by a Lien under the Loan Documents shall not exceed the aggregate amount of Obligations permitted to be secured pursuant to Section 7.01(o), and (iii) any Permitted Secured Commodity Swap Contract or Additional Permitted Secured Indebtedness shall only be permitted to be secured by the Lien created pursuant to the Loan Documents to the extent an Intercreditor Agreement has been entered into in respect thereof;

(b) Liens on the property of the Borrower or any of its Subsidiaries existing on the Original Effective Date and listed on Schedule 5.08(a) and any refinancing, refunding, renewal or extension thereof;

(c) Permitted Liens;

(d) pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

(e) Liens securing Indebtedness of the Borrower and its Subsidiaries permitted by Section 7.02(e) incurred to finance the acquisition of fixed or capital assets; provided, that (i) such Liens shall be created substantially simultaneously with the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness (other than after-acquired title in or on such property and proceeds of the existing collateral in accordance with the instrument creating such Lien), (iii) the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the original purchase price of such property at the time it was acquired, and (iv) if the terms of such Indebtedness require any Lien hereunder to be subordinated to such Liens, then the Lien hereunder shall be subordinated on terms reasonably acceptable to the Administrative Agent;

(f) Liens on the property or assets of a Person which becomes a Guarantor Subsidiary after the Original Effective Date securing Indebtedness permitted by Section 7.02, at any time outstanding, not to exceed the greater of (A) $25,000,000 and (B) 2.0% of Tangible Assets, provided, that (i) such Liens existed at the time such entity became a Guarantor Subsidiary and were not created in anticipation thereof, (ii) any such Lien is not expanded to cover any other property or assets of such Person (other than the proceeds of the property or assets subject to such Lien) or of the Borrower or any Guarantor Subsidiary, (iii) the amount of Indebtedness secured thereby is not increased, and (iv) if the terms of such Indebtedness require any Lien hereunder to be subordinated to such Liens, then the Lien hereunder shall be subordinated on terms reasonably acceptable to the Administrative Agent;

(g) Liens on the property of the Borrower or any of its Subsidiaries, as a tenant under a lease or sublease entered into in the ordinary course of business by such Person, in favor of the landlord under such lease or sublease, securing the tenant’s performance under such lease or sublease, as such Liens are provided to the landlord under applicable law and not waived by the landlord;

(h) Liens arising from precautionary Uniform Commercial Code financing statement filings with respect to operating leases or consignment arrangements entered into by the Borrower or any of its Subsidiaries in the ordinary course of business;

(i) Liens securing Refinancing Indebtedness, to the extent that the Indebtedness being refinanced was originally secured in accordance with this Section 7.01, provided, that such Lien does not apply to any additional property or assets of the Borrower or any of its Subsidiaries (other than the proceeds of the property or assets subject to such original Lien);

(j) Production Payments, royalties, dedication of reserves under supply agreements or similar rights or interests granted, taken subject to, or otherwise imposed on properties consistent with normal practices in the mining industry;

(k) leases, subleases, licenses and rights-of-use granted to others incurred in the ordinary course of business and that do not materially and adversely affect the use of the property encumbered thereby for its intended purpose;

(l) Liens in favor of a banking institution arising by operation of law or any contract encumbering deposits (including the right of set-off) held by such banking institutions incurred in the ordinary course of business and which are within the general parameters customary in the banking industry;

(m) Liens on receivables and rights related to such receivables created pursuant to any Permitted Securitization Programs (to the extent that any such Disposition of receivables is deemed to give rise to a Lien;

(n) other Liens on the Collateral (which may be either pari passu or subordinated to the Liens of the Secured Parties) securing Obligations owed to any Person (other than to any Loan Party or any of its Affiliates) in an aggregate amount not exceeding the greater of (x) if the Consolidated Net Leverage Ratio at the time of incurrence is equal to or greater than 2.0:1.0, (A) $8,000,000 and (B) 1.0% of Tangible Assets or (y) if the Consolidated Net Leverage Ratio at the time of incurrence is less than 2.0:1.0, (A) $30,000,000 and (B) 3.5% of Tangible Assets; provided, however, that such Liens shall be subject to the terms of the Collateral Documents and the Intercreditor Agreement;

(o) Liens on the Collateral securing Obligations under any Permitted Secured Commodity Swap Contract; provided, that the aggregate amount of Obligations under Permitted Secured Commodity Swap Contracts that are secured by the Collateral shall not exceed an aggregate amount equal to the greater of (i) if the Consolidated Net Leverage Ratio at the time such Permitted Secured Commodity Swap Contract became entitled to a Lien on the Collateral was equal to or greater than 2.00:1.00, the greater of (A) $10,000,000 and (B) 0.75% of Tangible Assets and (ii) if the Consolidated Net Leverage Ratio at the time such Permitted Secured Commodity Swap Contract became entitled to a Lien on the Collateral was less than 2.00:1.00, the greater of (A) $25,000,000 and (B) 2.0% of Tangible Assets; provided, further, that such Liens shall be subject to the terms of the Collateral Documents and the Intercreditor Agreement;

(p) Liens on the Collateral (which may be either pari passu or subordinated to the Liens of the Secured Parties) securing Obligations owed to holders of Permitted Senior Notes; provided, however, that (x) such Liens pursuant to this paragraph (p) shall secure Permitted Senior Notes in an aggregate amount not to exceed the Incremental Cap as then in effect and (y) such Liens shall be subject to the terms of the Intercreditor Agreement; and

(q) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods.

7.02 Indebtedness. Create, incur, assume or suffer to exist any Indebtedness, except:

(a) Indebtedness under the Loan Documents;

(b) Indebtedness outstanding on the Original Effective Date and listed on Schedule 7.02(b) (“Existing Indebtedness”);

(c) any refinancings, refundings, renewals or extensions of Indebtedness permitted under Sections 7.02(b), and 7.02(m); provided, that (i) the amount of such Indebtedness (the “Refinancing Indebtedness”) is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder, (ii) the direct or any contingent obligor with respect thereto is not changed, as a result of or in connection with such refinancing, refunding, renewal or extension, (iii) the maturity of such Refinancing Indebtedness is no earlier than the maturity for the existing Indebtedness being so refinanced and (iv) the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Loan Parties or the Lenders than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate (as determined in good faith by the Borrower);

(d) Guarantees of the Borrower or any Subsidiary Guarantor in respect of Indebtedness otherwise permitted hereunder of the Borrower or any other Loan Party;

(e) Indebtedness in respect of Capital Lease Obligations and purchase money obligations for fixed or capital assets within the limitations set forth in Section 7.01(e); provided, however, that the aggregate amount of all such Indebtedness at any one time outstanding shall not exceed the greater of (x) if the Consolidated Net Leverage Ratio at the time of incurrence is equal to or greater than 2.0:1.0, (A) $45,000,000 and (B) 5.5% of Tangible Assets of the Loan Parties or (y) if the Consolidated Net Leverage Ratio at the time of incurrence is less than 2.0:1.0, (A) $75,000,000 and (B) 9.0% of Tangible Assets of the Loan Parties;

(f) Indebtedness in respect of Swap Contracts (including any Commodity Swap Contract) permitted under Section 7.19;

(g) Indebtedness of the Borrower or any other Loan Party to any other Loan Party and of any non-Loan Party Subsidiary to any Loan Party or any other non-Loan Party; provided, that such Indebtedness must be subordinated to the Obligations on customary terms;

(h) intercompany current liabilities incurred in the ordinary course of business of the Borrower and its Subsidiaries;

(i) Indebtedness in respect of netting services, automatic clearinghouse arrangements, overdraft protections and similar arrangements in each case in connection with deposit accounts and in the ordinary course of business;

(j) Indebtedness representing deferred or equity compensation to employees of the Borrower or any of its Subsidiaries incurred in the ordinary course of business;

(k) Indebtedness of the Borrower and Subsidiary Guarantors at any time outstanding in an aggregate principal amount not to exceed the greater of (x) if the Consolidated Net Leverage Ratio at the time of incurrence is equal to or greater than 2.0:1.0, (A) $25,000,000 and (B) 3.0% of Tangible Assets or (y) if the Consolidated Net Leverage Ratio at the time of incurrence is less than 2.0:1.0, (A) $45,000,000 and (B) 5.5% of Tangible Assets; provided, that (i) such Indebtedness shall not be Guaranteed by any Subsidiary of the Borrower that is not a Subsidiary Guarantor hereunder, and (ii) if such Indebtedness is secured by Collateral, such Indebtedness and the Liens in respect thereof shall comply with the requirements of Section 7.01(n);

(l) Indebtedness in the form of bank guaranties, bid, performance, reclamation bonds, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; provided that such Indebtedness described in this clause (l) is not secured by any Lien other than a Lien on cash described in Section 7.01(b);

(m) Indebtedness of the Borrower in respect of the Senior Notes, and any Guarantee of the Borrower and certain Subsidiary Guarantors in respect thereof, issued pursuant to the Senior Notes Indenture, in an aggregate principal amount not to exceed $400,000,000 at any time outstanding;

(n) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management services in the ordinary course of business, provided, that, (i) such Indebtedness (other than credit or purchase cards (is extinguished within three Business Days of its incurrence and (ii) such Indebtedness in respect of credit or purchase cards is extinguished within 60 days from its incurrence;

(o) Ordinary course performance guarantees by any Loan Party of the obligations (other than for the payment of Indebtedness for borrowed money or a letter of credit reimbursement obligation);

(p) On and after the SCH Completion, Indebtedness incurred in connection with an Permitted Securitization Program and Indebtedness of a Securitization Subsidiary arising as a consequence of any Standard Securitization Undertakings in respect of any such Permitted Securitization Program, collectively, in an aggregate principal amount not to exceed the greater of (A) $65,000,000 and (B) 5.0% of Tangible Assets;

(q) additional unsecured Indebtedness of the Borrower and its Subsidiaries; provided that (i) no Event of Default then exists or would result therefrom, (ii) after giving effect to the incurrence thereof, the Consolidated Net Leverage Ratio for the most recently ended fiscal quarter for which financial statements are available is less than the lesser of (a) 3.50:1.00 and (b) 0.25 less than the Consolidated Net Leverage Ratio set forth in Section 7.11(b) for the last day of the most recently ended fiscal quarter and (iii) the final maturity of such Indebtedness is no earlier than 180 days after the Maturity Date; and

(r) Indebtedness of the Borrower and Subsidiary Guarantors in respect of Permitted Senior Notes issued pursuant to Section 2.14(g).

7.03 Investments. Make or hold any Investments, except:

(a) Investments held by the Borrower or any of its Subsidiaries in the form of Cash Equivalents;

(b) advances to officers, directors and employees of the Borrower and Subsidiaries in an aggregate amount not to exceed $2,000,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes;

(c) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(d) Investments (including debt obligations and Equity Interests) received in satisfaction of judgments or in connection with the bankruptcy or reorganization of suppliers and customers of the Borrower and its Subsidiaries and in settlement of delinquent obligations of, and other disputes with, such customers and suppliers arising in the ordinary course of business;

(e) Investments in the nature of Production Payments, royalties, dedication of reserves under supply agreements or similar rights or interests granted, taken subject to, or otherwise imposed on properties with normal practices in the mining industry;

(f) Investments existing on the Original Effective Date and set forth on Schedule 7.03 and extensions, renewals, modifications, restatements or replacements thereof; provided, that no such extension, renewal, modification or restatement shall increase the amount of the original loan, advance or investment, except by an amount equal to any premium or other reasonable amount paid in respect of the underlying obligations and fees and expenses incurred in connection with such replacement, renewal or extension;

(g) promissory notes and other similar non-cash consideration received by the Borrower and its Subsidiaries in connection with Dispositions not otherwise prohibited under this Agreement;

(h) Investments in any assets constituting a business unit received by the Borrower or its Subsidiaries by virtue of an asset exchange or swap with a third party or acquired as a capital expenditure;

(i) Swap Contracts permitted under Section 7.19;

(j) Investments by the Borrower or its Subsidiaries in any Loan Party or entity that becomes a Loan Party as a result of such Investment and Investments by any non-Loan Party in any other non-Loan Party; provided, that if the Investment is in the form of Indebtedness, such Indebtedness must be permitted pursuant to Section 7.02(g);

(k) Permitted Acquisitions;

(l) Investments by the Borrower or any of its Subsidiaries not otherwise permitted under this Section 7.03 in an aggregate total amount not in excess of the greater of (x) if the Consolidated Net Leverage Ratio at the time of incurrence is equal to or greater than 2.0:1.0, (A) $30,000,000 and (B) 3.5% of Tangible Assets or (y) if the Consolidated Net Leverage Ratio at the time of incurrence is less than 2.0:1.0, (A) $40,000,000 and (B) 5.0% of Tangible Assets;

(m) Investments by the Borrower and Subsidiary Guarantors in joint-ventures or other non-Loan Party Subsidiaries in an aggregate total amount not in excess of the greater of (x) if the Consolidated Net Leverage Ratio at the time of incurrence is equal to or greater than 2.0:1.0, A) $15,000,000 and (B) 1.5% of Tangible Assets or (y) if the Consolidated Net Leverage Ratio at the time of incurrence is less than 2.0:1.0, (A) $30,000,000 and (B) 3.5% of Tangible Assets;

(n) [Reserved];

(o) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers and suppliers, in each case in the ordinary course of business;

(p) Investments in any Securitization Subsidiary in connection with any Permitted Securitization Program;

(q) Investments in an aggregate amount not to exceed $10,000,000 by Oeneus LLC d/b/a Savatran LLC pursuant to an agreement to be executed with Evansville Western Railway, Inc. for the development of the rail connector at the Sugar Camp Mining Site, subject to compliance with the requirements of Section 6.12 hereof; and

(r) (i) starting with the fiscal quarter ending March 31, 2012, Investments made in an aggregate amount not to exceed the Cumulative Net Income Amount as in effect immediately before the respective Investment and (ii) Investments made in an aggregate amount not to exceed the Equity Proceeds Amount as in effect immediately before the respective Investment; provided that in either case, (A) no Default or Event of Default exists or would result therefrom and (B) after giving effect to such Investment, the Borrower would be in compliance with the financial covenants set forth in Section 7.11.

7.04 Fundamental Changes. Merge, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that, so long as no Default exists or would result therefrom:

(a) any Subsidiary may merge with (i) the Borrower, provided, that the Borrower shall be the continuing or surviving Person, or (ii) any one or more other Subsidiaries, provided, that when any Subsidiary that is a Loan Party is merging with another Subsidiary, the Loan Party shall be the continuing or surviving Person;

(b) any Subsidiary may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Borrower or to another Subsidiary; provided, that if the transferor in such a transaction is a Loan Party, then the transferee must either be the Borrower or another Loan Party;

(c) the Borrower and any Subsidiary may merge or consolidate with any other Person in a transaction in which the Borrower is the surviving or continuing Person; and

(d) the Borrower and its Subsidiaries may consummate any transaction that would be permitted as an Investment under Section 7.03.

7.05 Dispositions. Make any Disposition or enter into any agreement to make any Disposition, except:

(a) Dispositions of used, worn out, obsolete or surplus property by the Borrower or any of its Subsidiaries in the ordinary course of business or the abandonment or allowance to lapse or expire or other Disposition of Intellectual Property in the ordinary course of business that is, in the reasonable judgment of the Borrower, no longer economically practicable to maintain or useful in the conduct of the Borrower and its Subsidiaries taken as a whole;

(b) Dispositions of inventory in the ordinary course of business;

(c) Dispositions of equipment or real property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;

(d) Dispositions of property by any Subsidiary to the Borrower or to a wholly-owned Subsidiary; provided, that if the transferor of such property is a Loan Party, the transferee thereof must either be the Borrower or a another Loan Party;

(e) Dispositions permitted by Section 7.04;

(f) Dispositions by the Borrower and its Subsidiaries of property pursuant to sale-leaseback transactions, provided, that the book value of all property so Disposed of, shall not exceed 1.0% of Tangible Assets;

(g) Dispositions by the Borrower and its Subsidiaries not otherwise permitted under this Section 7.05; provided, that (i) at the time of such Disposition, no Default shall exist or would result from such Disposition, and (ii) the aggregate book value of all property Disposed of in reliance on this clause (g) in any fiscal year shall not exceed the greater of (x) $8,000,000 and (y) 1.0% of Tangible Assets;

(h) so long as no Default shall occur and be continuing, the grant of any option or other right to purchase any asset in a transaction that would be permitted under the provisions of this Section 7.05;

(i) leases (including operating and capital leases), subleases, assignments, licenses, sublicenses of real or personal property or IP Rights in the ordinary course of business and in accordance with the applicable Collateral Documents; provided, however, that any license or sublicense of intellectual property shall be on a nonexclusive basis;

(j) sales or discounts (without recourse) of accounts receivable arising in the ordinary course of business in connection with the compromise of collection thereof;

(k) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or make pursuant to customary buy/sell arrangement between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(l) transfers of property subject to casualty or condemnation events upon receipt of the net cash proceeds constituting and Extraordinary Receipt;

(m) to the extent constituting a Disposition, the granting of a Lien permitted under Section 7.01 (but not the sale or other Disposition of the property subject to such Lien);

(n) Dispositions of receivables and rights related to such receivables in connections with any Permitted Securitization Programs; and

(o) Sale and Leaseback transactions relating to NRP Dispositions.

provided, however, that any Disposition pursuant to Section 7.05(a), (b), (c), (f), (g) and (l) shall be for fair market value and any Disposition pursuant to Section 7.05(n) shall be for Fair Market Value.

7.06 Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, except that, (other than in the case of the Restricted Payments referenced in clauses (a), (b), (c), and (f) below) so long as no Default shall have occurred and be continuing at the time of any action described below or would result therefrom:

(a) each Subsidiary may make Restricted Payments to the Borrower, the Subsidiary Guarantors and any other Person that owns a direct Equity Interest in such Subsidiary, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(b) the Borrower and each Subsidiary may declare and make dividend payments or other distributions payable solely in the common stock or other Equity Interests of such Person;

(c) the Borrower and each Subsidiary may purchase, redeem or otherwise acquire Equity Interests issued by it with the proceeds received from the substantially concurrent issue of new shares of its common Equity Interests;

(d) starting with the fiscal quarter ending March 31, 2012, Restricted Payments made in an aggregate amount not to exceed the Cumulative Net Income Amount as in effect immediately before the respective Restricted Payment; provided that after giving effect to such Restricted Payment, the Borrower would be in compliance with the financial covenants set forth in Section 7.11;

(e) payments to any Person that owns a direct Equity Interest in the Borrower in respect of management fees, operating costs and expenses and other administrative fees and costs payable by the Borrower pursuant to the Management Agreement;

(f) the Borrower may make Tax Distributions and TRA Distributions; provided however, that TRA Distributions shall be permitted to be made on an annual basis only (and, for the avoidance of doubt, no TRA Distributions shall be permitted prior to March 2013); and provided further that no TRA Distribution shall be permitted unless at the time of such TRA Distribution, the Borrower (i) would be in compliance on a pro forma basis with the covenants set forth in Section 7.11 as of the most recently completed fiscal quarter ending prior to the making of such TRA Distribution for which the financial statements and certificates required by Sections 6.01(a) or (b) have been delivered and (ii) has delivered to the Administrative Agent a certificate of a Responsible Officer to the effect set forth in clause (i) above, together with reasonably detailed calculations demonstrating compliance with clause (i);

(g) the Borrower or any of its Subsidiaries may purchase or make Restricted Payments to the Public Parent for it to purchase (i) Equity Interests in any Loan Party or the Public Parent or options with respect thereto held by directors, officers or employees of the Borrower or any Subsidiary (or their estates or authorized representatives) in connection with the death, disability or termination of employment of any such director, officer or employee and (ii) Equity Interests in any Loan Party or the Public Parent for future issuance under any employee stock plan in an aggregate amount not to exceed in any fiscal year (x) prior to an IPO, $5,000,000 and (y) following an IPO, $10,000,000; provided, however, that so long as no Default or Event of Default has occurred, if such amount is not expended in the applicable fiscal year (the “Unused Amount”), up to (1) prior to an IPO, $5,000,000 per fiscal year and (2) following an IPO, $10,000,000 per fiscal year, of such Unused Amount may be carried over for such payments permitted hereunder in the immediately succeeding two fiscal years; and provided, further, if any such Unused Amount is so carried over, it will be deemed used in the applicable subsequent fiscal year before the amount allotted for such fiscal year;

(h) the Borrower or any of its Subsidiaries may make additional Restricted Payments not otherwise permitted hereunder in an aggregate total amount not to exceed (i) through the fiscal quarter ended December 31, 2012, $10,000,000 and (ii) after the fiscal quarter ended December 31, 2012, $25,000,000 (inclusive of any Restricted Payments made pursuant to clause (i) hereof;

(i) Restricted Payments made in an aggregate amount not to exceed the Equity Proceeds Amount as in effect immediately before the respective Restricted Payment; and

(j) Restricted Payments consisting of a payment of a dividend on the Borrower’s Common Stock (or the payment of dividends to any direct or indirect parent company (for purposes of this clause (j), including, without limitation, the Public Parent) of the Borrower to fund the payment by such parent company of dividends on such parent company’s Common Stock) of up to 6% per annum of the net cash proceeds received by the Borrower from any public equity offering of Common Stock of the Borrower or contributed to the Borrower by any direct or indirect parent company of the Borrower from any public equity offering of Common Stock of such parent company.

7.07 Change in Nature of Business. Engage in any line of business other than a Similar Business.

7.08 Transactions with Affiliates. Enter into any transaction of any kind with any Affiliate, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, unless such transaction is (a) not prohibited by this Agreement and (b) upon fair and reasonable terms substantially as favorable to the Borrower or such Subsidiary as would be obtainable by the Borrower or such Subsidiary at the time in a comparable arm’s length transaction with a Person other than an Affiliate. The foregoing restrictions shall not apply to the following:

(a) transactions between or among the Borrower and any other Loan Parties or between and among any Loan Parties;

(b) the payment of reasonable and customary fees and reimbursement of expenses payable to directors of the Borrower or any Subsidiary or to any Plan, Plan administrator or Plan trustee;

(c) loans and advances to directors, officers and employees to the extent permitted by Section 7.03;

(d) arrangements with respect to the procurement of services of directors, officers, independent contractors, consultants or employees in the ordinary course of business and the payment of customary compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and reasonable reimbursement arrangements in connection therewith;

(e) payments to directors and officers of the Borrower and its Subsidiaries in respect of the indemnification of such Persons in such respective capacities from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements, as the case may be, pursuant to the Organization Documents or other corporate action of the Borrower or its Subsidiaries, respectively, or pursuant to applicable law;

(f) Restricted Payments permitted by Section 7.06;

(g) payments to any Affiliate of the Borrower or any Subsidiary pursuant to any agreement in effect on the Original Effective Date and listed on Schedule 7.08 hereto;

(h) (i) payments to any Affiliate of the Borrower or any Subsidiary pursuant to any sale-leaseback transactions with such Affiliate and (ii) payments to any Affiliate of the Borrower or any Subsidiary pursuant to any Coal Mining Agreements; provided, however, that any such agreements and transactions described in the foregoing clauses (i) and (ii) must be on fair and reasonable terms and the terms thereof must be at least as favorable to the Borrower or such Subsidiary as the terms of those agreements and transactions in effect as of the Original Effective Date and reflected on Schedule 7.08.

7.09 Burdensome Agreements. Enter into any Contractual Obligation (other than this Agreement or any other Loan Document) that limits the ability of any Subsidiary to make Restricted Payments to the Borrower or any Subsidiary Guarantor or to otherwise transfer property to or invest in the Borrower or any Subsidiary Guarantor, unless such Contractual Obligations could not reasonably be expected to materially hinder the Borrower’s ability to meet its obligations under this Agreement.

7.10 Use of Proceeds. Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

7.11 Financial Covenants.

(a) Consolidated Interest Coverage Ratio. Permit the Consolidated Interest Coverage Ratio as at the end of any fiscal quarter of the Borrower to be below the minimum ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Minimum Consolidated Interest Coverage Ratio
December 31, 2010	1.75:1.00
March 31, 2011	2.00:1.00
June 30, 2011	2.00:1.00
September 30, 2011	2.25:1.00
December 31, 2011 and thereafter	2.50:1.00

(b) Consolidated Net Leverage Ratio. Permit the Consolidated Net Leverage Ratio as of the end of any fiscal quarter of the Borrower to be above the net maximum ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Maximum Consolidated Net Leverage Ratio
December 31, 2010	6.25:1.00
March 31, 2011	5.50:1.00
June 30, 2011	5.25:1.00
September 30, 2011	5.00:1.00
December 31, 2011	5.00:1.00
March 31, 2012	5.50:1.00
June 30, 2012	4.75:1.00
September 30, 2012	4.50:1.00
December 31, 2012	3.50:1.00
March 31, 2013 and thereafter	3.00:1.00 or, once SCH Completion has occurred, 3.50:1.00

7.12 Intentionally Omitted.

7.13 Intentionally Omitted.

7.14 Amendments of Organization Documents. Amend any of its Organization Documents in any respect materially adverse to the Lenders.

7.15 Accounting Changes. Make any change in (a) its accounting policies or reporting practices, except as required or permitted by GAAP, or (b) its fiscal year.

7.16 Prepayments, Etc. of Indebtedness. (a) In the case of any Indebtedness that is not subordinated Indebtedness, if an Event of Default under Sections 8.01(a) or (b) (only with respect to an Event of Default under Section 7.11) shall have occurred and be continuing, voluntarily prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner except, (i) the prepayment of the Credit Extensions in accordance with the terms of this Agreement, (ii) regularly scheduled or required repayments or redemptions of Indebtedness in respect of the Senior Notes and other Indebtedness set forth in Schedule 7.02 and refinancings and refundings of such Indebtedness in compliance with Section 7.02(c) and (iii) prepayments of such Indebtedness with consideration constituting the exchange of Qualified Equity Interests for the extinguishment of such Indebtedness; and (b) in the case of subordinated Indebtedness, make any payments other than (i) regularly scheduled payments of interest and otherwise in compliance with the subordination terms thereof, (ii) so long as no Default exists or would result therefrom, prepayments of such Indebtedness in an amount not to exceed the Cumulative Net Income Amount as in effect immediately before the respective prepayment; provided that after giving effect to such prepayment the Borrower would be in compliance with the financial covenant set forth in Section 7.11, (iii) so long as no Default exists or would result therefrom, prepayments of such Indebtedness in an amount not to exceed the Equity Proceeds Amount as in effect immediately before the respective prepayment and (iv) prepayments of such Indebtedness with consideration constituting the exchange of Qualified Equity Interests for the extinguishment of such Indebtedness.

7.17 Amendment, Etc. of Related Documents and Indebtedness. (a) Cancel or terminate any Related Document or consent to or accept any cancellation or termination thereof, other than in accordance with its terms, (b) amend, modify or change in any manner any term or condition of any Related Document or give any consent, waiver or approval thereunder, except in the ordinary course consistent with past practice, (c) waive any default under or any breach of any term or condition of any Related Document, except in the ordinary course consistent with past practice, (d) take any other action in connection with any Related Document, in the case of each of clauses (a) through (d), that would materially impair the value of the interest or rights of any Loan Party thereunder or that would materially impair the ability of the Lenders to be repaid hereunder or (e) if an Event of Default under Sections 8.01(a) or (b) (only with respect to an Event of Default under Section 7.11) shall have occurred and be continuing, amend, modify or change in any manner any term or condition of any Indebtedness set forth in Schedule 7.02, except for any refinancing, refunding, renewal or extension thereof permitted by Section 7.02(c).

7.18 Limitation on Negative Pledge Clauses. Enter into any Contractual Obligation (other than this Agreement or any other Loan Document) that limits the ability of the Borrower or any Subsidiary Guarantor to create, incur, assume or suffer to exist any Lien upon any of its property to secure the Obligations hereunder; provided, however, that the foregoing clause shall not apply to Contractual Obligations which:

(a) exist on the Original Effective Date and (to the extent not otherwise permitted by this Section 7.18) are listed on Schedule 7.18 hereto;

(b) are binding on a Subsidiary at the time such Subsidiary first becomes a Subsidiary of the Borrower, so long as such Contractual Obligations were not entered into solely in contemplation of such Person becoming a Subsidiary of the Borrower;

(c) arise in connection with any Lien permitted by Section 7.01 to the extent such restrictions relate solely to the assets (and any proceeds in respect thereof) which are the subject of such Lien;

(d) represent Indebtedness permitted by Section 7.02 (b), (c), (d), (e), (j), (k), (m), (q) and (r); provided, that such Indebtedness shall not conflict with (i) any terms of this Agreement, any other Loan Document or the terms of any other Indebtedness and (ii) the Borrower’s obligation to grant Liens to the Collateral Agent for the benefit of the Secured Parties in Collateral acquired after the Original Effective Date in accordance with the terms of the Loan Documents;

(e) represent secured Indebtedness permitted by Section 7.01(f) to the extent that such restrictions apply only to the Subsidiaries incurring or guaranteeing such Indebtedness (and the Subsidiaries of such Subsidiaries);

(f) arise in connection with any Disposition permitted by Section 7.05, with respect to the assets so Disposed;

(g) are customary provisions in joint venture agreements and other similar agreements applicable solely to such joint venture or the Equity Interests therein;

(h) are customary restrictions on leases, subleases, licenses or asset sale agreements otherwise permitted hereby so long as such restrictions relate to the assets subject thereto;

(i) are customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Borrower or any Subsidiary;

(j) are customary limitations (including financial maintenance covenants) existing under or by reason of leases entered into in the ordinary course of business;

(k) are restrictions on cash or other deposits imposed under contracts entered into in the ordinary course of business;

(l) are customary provisions restricting assignment of any agreements;

(m) are set forth in any agreement evidencing an amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing of the Contractual Obligations referred to in clauses (a) through (l) above; provided, that such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing is, in the good faith judgment of the Borrower, not materially less favorable to the Loan Parties and the Lenders with respect to such limitations than those applicable pursuant to such Contractual Obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

(n) are restrictions imposed by any agreement relating to any Permitted Securitization Program to the extent that such restrictions relate to the Securitization Assets that are the subject of such Permitted Securitization Program.

7.19 Swap Contracts. Enter into any Swap Contracts other than in the ordinary course of business for non-speculative purposes and consistent with sound business practice.

ARTICLE VIII

EVENTS OF DEFAULT AND REMEDIES

8.01 Events of Default. Any of the following shall constitute an Event of Default:

(a) Non-Payment. The Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan or any L/C Obligation or (ii) within three days after the same becomes due, any interest on any Loan or on any L/C Obligation, any fee due hereunder, or any other amount payable hereunder or under any other Loan Document; or

(b) Specific Covenants. (i) The Borrower fails to perform or observe any term, covenant or agreement contained in any of Sections 6.03(a), 6.03(b), 6.03(i), 6.05(a)(i), 6.07, 6.10, 6.11, 6.19, or Article VII, (ii) any of the Subsidiary Guarantors fails to perform or observe any term, covenant or agreement contained in Section 7 of the Subsidiary Guaranty (but only to the extent it relates to a default under one of the covenants listed in clause (i) above) or (iii) any of the Loan Parties fails to perform or observe any term, covenant or agreement contained in Section 6 of the Security Agreement; or

(c) Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for 30 days; or

(d) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made; or

(e) Cross-Default. (i) The Borrower or any Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder, Indebtedness under Swap Contracts or Guarantees of the Obligations), in each case having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit agreement) of more than the Threshold Amount, beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness or Guarantee was created or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity, or such Guarantee to become due or payable; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined under such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which a Loan Party or any Subsidiary thereof is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which a Loan Party or any Subsidiary thereof is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by such Loan Party or such Subsidiary as a result thereof is greater than the Threshold Amount, unless, in the case of this clause (B), and so long as, such event of default is being contested in good faith by appropriate proceedings, and adequate reserves in respect thereof have been established on the books of such Loan Party or Subsidiary to the extent required by GAAP; or

(f) Insolvency Proceedings, Etc. The Borrower or any of its Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any substantial part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any substantial part of its property is instituted without the consent of such Person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(g) Inability to Pay Debts; Attachment. (i) The Borrower or any of its Subsidiaries becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any substantial part of the property of any such Person and is not released, vacated or fully bonded within 60 days after its issue or levy; or

(h) Judgments. There is entered against the Borrower or any of its Subsidiaries one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance), and, such judgments or orders shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or

(i) ERISA. The occurrence of any of the following events that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect: (i) an ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in an actual obligation to pay money of a Loan Party under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC or (ii) a Loan Party or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan; or

(j) Invalidity of Loan Documents. Any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party or any other Person contests in any manner the validity or enforceability of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(k) Change of Control. There occurs any Change of Control; or

(l) Collateral Documents. Any Collateral Document after delivery thereof pursuant to Section 4.01 or 6.12 shall for any reason (other than pursuant to the terms hereof or thereof, including as a result of a transaction permitted by Section 7.04 or 7.05) cease to create a valid and perfected Lien, with the priority required hereby or thereby (subject to Liens permitted by Section 7.01), on the Collateral purported to be covered thereby and comprises Property Interest which, when taken together with all Property Interest as to which such a Lien has so ceased to be effective, has an aggregate fair market value in excess of $1,000,000, except to the extent that any such loss of perfection or priority results from the failure of the Administrative Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents or to file UCC continuation statements and except as to Collateral consisting of real property to the extent that such losses are covered by a lender’s title insurance policy and such insurer has not denied or failed to acknowledge coverage.

8.02 Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a) declare the commitment of each Lender to make Loans and any obligation of the L/C Issuers to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c) require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and

(d) exercise on behalf of itself, the Lenders and any L/C Issuer all rights and remedies available to it, the Lenders and any L/C Issuer under the Loan Documents or applicable law;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Debtor Relief Laws of the United States, the obligation of each Lender to make Loans and any obligation of any L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

8.03 Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations owed under this Agreement shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and Letter of Credit Fees) payable to the Lenders and the L/C Issuers (including fees, charges and disbursements of counsel to the respective Lenders and the L/C Issuers (including fees and time charges for attorneys who may be employees of any Lender or any L/C Issuer) and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and interest on the Loans, L/C Borrowings and other Obligations, ratably among the Lenders and the L/C Issuers in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, L/C Borrowings, ratably among the Lenders in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, to the Administrative Agent for the ratable account of each L/C Issuer, to Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law.

Subject to Section 2.03(c) and 2.15, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fifth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as cash collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

ARTICLE IX

ADMINISTRATIVE AGENT

9.01 Appointment and Authority.

(a) Each of the Lenders and the L/C Issuers hereby irrevocably appoints Citibank, N.A. to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the L/C Issuers, and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

(b) The Administrative Agent shall also act as the Collateral Agent under the Loan Documents, and each of the Lenders (in its capacities as a Lender, Swing Line Lender (if applicable), potential Hedge Bank and potential Cash Management Bank) and an L/C Issuer hereby irrevocably appoints and authorizes Citibank, N.A. to act as the agent of such Lender and such L/C Issuer for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX and Article X (including Section 10.04(c), as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto.

9.02 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

9.03 Exculpatory Provisions. No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, no Agent:

(a) shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided, that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable law; and

(c) shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and no Agent shall be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent, Collateral Agent or any of their respective Affiliates in any capacity.

No Agent shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct. Each of the Administrative Agent and the Collateral Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to such Agent by the Borrower, a Lender or an L/C Issuer.

No Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to such Agent.

Notwithstanding any provision contained in this Agreement or any other Loan Document providing for any action by any Agent in its reasonable discretion or approval of any action or matter in such Agent’s reasonable satisfaction, such Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loans Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided, that, no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Law. The Administrative Agent shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower, any other Loan Party or any of their respective Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent, Collateral Agent or any other Agent Party in any capacity.

9.04 Reliance by Administrative Agent and Collateral Agent. Each of the Administrative Agent and the Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each of the Administrative Agent and Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the applicable L/C Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or such L/C Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or such

L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit. The Agents may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by such Agent in accordance with the advice of any such counsel, accountants or experts.

9.05 Delegation of Duties. Each Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by such Agent. The Administrative Agent, Collateral Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and Collateral Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent or the Collateral Agent.

9.06 Resignation of Administrative Agent and Collateral Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders, the L/C Issuers and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the approval of the Borrower (such approval not to be unreasonably withheld), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and the L/C Issuers, appoint a successor Administrative Agent meeting the qualifications set forth above; provided, that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the L/C Issuers under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and each L/C Issuer directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section 9.06. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section 9.06). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 10.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Any resignation by Citibank, N.A. as Administrative Agent pursuant to this Section 9.06 shall also constitute its resignation as L/C Issuer, Swing Line Lender and Collateral Agent. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer, Swing Line Lender and Collateral Agent, (ii) the retiring L/C Issuer and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring L/C Issuer to effectively assume the obligations of the retiring L/C Issuer with respect to such Letters of Credit.

9.07 Non-Reliance on Agents and Other Lenders. Each Lender and each L/C Issuer acknowledges that it has, independently and without reliance upon the Administrative Agent, the Collateral Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each L/C Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent, the Collateral Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.08 No Other Duties, Etc. Except as expressly set forth herein, none of the “Joint Lead Book Managers,” “Joint Lead Arrangers” or other titles listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, Collateral Agent, a Lender or an L/C Issuer hereunder.

9.09 Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the L/C Issuers and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the L/C Issuers and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the L/C Issuers and the Administrative Agent under Sections 2.03(i) and (j), 2.09 and 10.04) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each L/C Issuer to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and each L/C Issuer, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any L/C Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or any L/C Issuer to authorize the Administrative Agent to vote in respect of the claim of any Lender or any L/C Issuer or in any such proceeding.

9.10 Collateral and Guaranty Matters. The Lenders and the L/C Issuers irrevocably authorize the Administrative Agent, at its option and in its discretion,

(a) to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon termination of the Aggregate Commitments and payment in full of all Obligations (other than contingent indemnification obligations) and the expiration or termination of all Letters of Credit, (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (iii) if approved, authorized or ratified in writing in accordance with Section 10.01;

(b) to take all actions reasonably requested by the applicable Loan Party in order to effect a sale of Collateral free and clear of the Liens created by the Security Documents (unless sold to a Loan Party), to the extent the Required Lenders or all the Lenders, as applicable, waive the provisions under Section 7.05 with respect to such sale of Collateral, or such sale of Collateral is permitted by Section 7.05;

(c) to release any Subsidiary Guarantor from its obligations under the Subsidiary Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder; provided that no such release shall occur if such Guarantor continues to be a guarantor in respect of any Revolver Refinancing Indebtedness or Permitted Senior Notes; and

(d) to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 7.01(i).

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release any Lien or subordinate its interest in particular types or items of property, or to release any Subsidiary Guarantor from its obligations under the Subsidiary Guaranty pursuant to this Section 9.10. In each case as specified in this Section 9.10, the Administrative Agent will, at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.10.

9.11 Indemnification. If the IRS or any other Governmental Authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender or L/C Issuer due to a failure on the part of such Lender or L/C Issuer (because the appropriate form was not delivered, was not properly executed, or because such Lender or L/C Issuer failed to notify the Administrative Agent of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), such Lender or L/C Issuer shall indemnify and hold the Administrative Agent harmless for all amounts paid, directly or indirectly, by the Administrative Agent, as tax or otherwise, including penalties and interest, and including any taxes imposed by any jurisdiction on the amounts payable to the Administrative Agent under this Section 9.11, together with all costs and expenses (including attorneys fees and expenses). The obligation of the Lenders and the L/C Issuers under this section shall survive the payment of all Obligations hereunder and the resignation or replacement of the Administrative Agent.

9.12 Intercreditor Agreement; Consent.

(a) Each Secured Party hereby irrevocably authorizes the Agents, at such Agent’s option and discretion, to enter into an, or amend any Intercreditor Agreement (or similar agreements with the same or similar purpose) as agent for and on behalf its behalf in accordance with the terms specified in this Agreement. Any such Intercreditor Agreement entered into by the Agents on behalf of the Secured Parties shall be binding upon each Secured Party. Each Lender Party (and each Person that becomes a Lender Party hereunder pursuant to Section 10.06) and each other Secured Party hereby authorizes and directs the Administrative Agent and Collateral Agent to enter into the Intercreditor Agreement on behalf of such Secured Party and agrees that the Agents, may take such actions on its behalf as is contemplated by the terms of the Intercreditor Agreement. The Administrative Agent shall notify the Secured Parties of the effectiveness of the Intercreditor Agreement when executed and shall provide a copy of the executed Intercreditor Agreement to the Secured Parties as and when effective.

(b) Each Secured Party hereby consents to the Collateral Agent executing the Intercreditor Agreement on behalf of the Secured Parties.

9.13 No Novation. Nothing contained in this Credit Agreement, the Amendment Agreement or any other Loan Document shall constitute or be construed as a novation of any of the Obligations.

ARTICLE X

MISCELLANEOUS

10.01 Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document (other than any Fee Letter, Secured Cash Management Agreement, or Secured Hedge Agreement), and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a) extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02) without the written consent of such Lender;

(b) postpone any date fixed by this Agreement or any other Loan Document for any payment or mandatory prepayment of principal, interest, fees or other amounts due to the Lenders (or any of them) or any mandatory reduction of the Aggregate Commitments hereunder without the written consent of each Lender directly adversely affected thereby;

(c) reduce the principal of, or the stated rate of interest specified herein on, any Loan or Unreimbursed Amount, or (subject to clause (iv) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder without the written consent of each Lender entitled to such amount; provided, however, that only the consent of the Required Lenders shall be necessary (i) to amend the definition of “Default Rate” or to waive any obligation of the Borrower to pay interest or Letter of Credit Fees at the Default Rate or (ii) to amend any financial covenant hereunder (or any defined term used therein) even if the effect of such amendment would be to reduce the rate of interest on any Loan or L/C Borrowing or to reduce any fee payable hereunder;

(d) change Section 2.13 or Section 8.03 of this Agreement, Section 9.2 of the Security Agreement or equivalent provision of the Intercreditor Agreement, if effective, in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender;

(e) change any provision of this Section 10.01 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or any other Loan Document or make any determination or grant any consent hereunder without the written consent of each Lender;

(f) other than as permitted by Section 9.10, release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender; or

(g) release all or substantially all of the Subsidiary Guarantors, without the written consent of each Lender, except to the extent the release of any Guarantor is permitted pursuant to Section 9.10 (in which case such release may be made by the Administrative Agent acting alone);

and provided, further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the applicable L/C Issuer in addition to the Lenders required above, affect the rights or duties of such L/C Issuer under this Agreement or any Issuer Document relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the applicable Swing Line Lender in addition to the Lenders required above, affect the rights or duties of such Swing Line Lender under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; and (iv) the Fee Letters may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that (x) the Commitment of such Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender.

Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Revolving Credit Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and other definitions related to such Incremental Facilities; provided that the consent of the Required Lenders shall not be required to make any such changes necessary to be made in connection with any borrowing of New Term Loans or the extension of Incremental Revolving Credit Commitments and the making of Incremental Revolving Credit Loans thereunder.

If any Lender does not consent to a proposed amendment, waiver, consent or release with respect to any Loan Document that requires the consent of each Lender and that has been approved by the Required Lenders, the Borrower may replace each Nonconsenting Lender in accordance with Section 10.13; provided, that such amendment, waiver, consent or release can be effected as a result of all such assignments.

Any such waiver and any such amendment or modification pursuant to this Section 10.01 shall apply equally to each of the Lenders and shall be binding upon the Borrower, the Lenders, the L/C Issuers, the Swing Line Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Borrower, the Lenders, the L/C Issuers, the Swing Line Lenders and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Loan Documents, and any Default or Event of Default that is waived pursuant to this Section 10.01 shall be deemed to be cured and not continuing during the period of such waiver.

10.02 Notices; Effectiveness; Electronic Communications.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to the Borrower, the Administrative Agent, the Collateral Agent, any L/C Issuer or the Swing Line Lender, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 10.02; and

(ii) if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b) Electronic Communications. Notices and other communications to the Lenders and the L/C Issuers hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided, that the foregoing shall not apply to notices to any Lender or any L/C Issuer pursuant to Article II if such Lender or such L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided, that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to the Lenders and the L/C Issuers to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided, that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any Lender, any L/C Issuer or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d) Change of Address, Etc. Each of the Borrower, the Administrative Agent, each L/C Issuer and each Swing Line Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Borrower, the Administrative Agent, such L/C Issuer and such Swing Line Lender. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(e) Reliance by Administrative Agent, L/C Issuers and Lenders. The Administrative Agent, the L/C Issuers and the Lenders shall be entitled to rely and act upon any notices (including telephonic Borrowing Notices and Swing Line Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

10.03 No Waiver; Cumulative Remedies. No failure by any Lender, any L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.04 Expenses; Indemnity; Damage Waiver.

(a) Reimbursement by the Borrower. The Borrower shall pay, or reimburse the Administrative Agent (and any sub-agent thereof) for, all of the Administrative Agent’s (or such sub-agent’s) reasonable external audit, legal, appraisal, valuation, filing, document duplication and reproduction and investigation expenses and for all other reasonable and documented out-of-pocket costs and expenses (including the reasonable and documented fees, expenses and disbursements of the Administrative Agent’s counsel, Shearman & Sterling LLP and one local legal counsel in each relevant jurisdiction, auditors, accountants, appraisers, printers and other advisors, consultants and agents) incurred by the Administrative Agent (or such sub-agent) in connection with any of the following: (i) the syndication of the Revolving Facility provided for herein, the preparation, negotiation, execution, delivery, interpretation and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) the creation, perfection or protection of the Liens under any Loan Document (including any reasonable and documented fees, disbursements and expenses for one local counsel in each relevant jurisdiction), (iii) all costs and expenses incurred by any L/C Issuer in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (iv) all costs and expenses incurred by the Administrative Agent (or any sub-agent thereof) (including the fees, charges and disbursements of any counsel), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section 10.04, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such reasonable and documented out-of-pocket costs and expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit, in each case, whether in any action, suit or litigation, or any bankruptcy, insolvency or other similar proceeding affecting creditors’ rights generally. The Borrower further agrees to pay or reimburse the Administrative Agent (and any sub-agent thereof) and each Lender Party for all reasonable and documented out-of-pocket costs and expenses, including reasonable attorneys’ fees (including costs of settlement), incurred by the Administrative Agent (or such sub-agent) or such Lender Party in connection with any of the following: (i) in enforcing any Loan Document or Obligation or any security therefor or exercising or enforcing any other right or remedy available by reason of an Event of Default, (ii) in defending or intervening in any litigation or in filing a petition, complaint, answer, motion or other pleadings in any legal proceeding relating to the Obligations, any Loan Party, any of the Borrower’s Subsidiaries and related to or arising out of the transactions contemplated hereby or by any other Loan Document or (iii) in taking any other action in or with respect to any suit or proceeding (bankruptcy or otherwise) described in any of the foregoing clauses (i), (ii) and (iii).

(b) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender Party, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnified Party”) against, and hold each Indemnified Party harmless from, any and all losses, claims, damages, liabilities, obligations, penalties, actions, judgments, suits, reasonable out-of-pocket costs, disbursements and expenses, joint or several, of any kind or nature (including the reasonable fees, charges and disbursements of any advisor or counsel for any Indemnified Party), incurred by any Indemnified Party, asserted against any Indemnified Party by the Borrower, any other Loan Party or any other Person or awarded against any Indemnified Party, in each case, arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release or threatened Release of Hazardous Materials on or from any property currently or formerly owned or operated by any Loan Party or any of its Subsidiaries, or any other Environmental Liability related in any way to any Loan Party or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by an Indemnified Party, a third party or by the Borrower or any other Loan Party or any of the Borrower’s or such Loan Party’s directors, shareholders or creditors, and regardless of whether any Indemnified Party is a party thereto and whether or not any of the transactions contemplated hereby are consummated; provided that such indemnity shall not, as to any Indemnified Party, be available to the extent that such losses, claims, damages, liabilities, obligations, penalties, actions, judgments, suits, costs, disbursements and expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnified Party or (y) result from a claim brought by the Borrower or any other Loan Party against such Indemnified Party for breach in bad faith of such Indemnified Party’s obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. This Section 10.04(b) shall apply to Taxes only to the extent that such Taxes arise out of or are connected to any losses, claims, damages, liabilities, obligations, penalties, actions, judgments, suits, costs, disbursements and expenses set forth above that result from a non-tax related claim.

(c) Reimbursement by Lenders. Each Lender Party severally agrees to indemnify the Administrative Agent and each sub-agent thereof and the L/C Issuer (in each case, to the extent not promptly reimbursed by the Borrower) from and against such Lender Party’s Applicable Percentage of any and all losses, claims, damages, liabilities, obligations, penalties, actions, judgments, suits, costs, disbursements and expenses, joint or several, of any kind or nature (including the fees, charges and disbursements of any advisor or counsel for such Person that may be imposed on, incurred by, or asserted against the Administrative Agent, any such sub-agent or the L/C Issuer, as the case may be, in any way relating to or arising out of the Loan Documents or any action taken or omitted by the Administrative Agent, any such sub-agent or the L/C Issuer under the Loan Documents; provided, however, that no Lender Party shall be liable for any portion of such losses, claims, damages, liabilities, obligations, penalties, actions, judgments, suits, costs, disbursements or expenses resulting from the Administrative Agent’s, such sub-agent’s gross or the L/C Issuer’s negligence or willful misconduct as found in a final, non-appealable judgment by a court of competent jurisdiction. Without limitation of the foregoing, each Lender Party agrees to reimburse the Administrative Agent, each sub-agent thereof and the L/C Issuer for its Applicable Percentage of any costs and expenses (including, without limitation, fees and expenses of counsel) payable by the Borrower under Section 10.04(a), to the extent that the Administrative Agent, such sub-agent or the L/C Issuer is not promptly reimbursed for such costs and expenses by the Borrower.

(d) Waiver of Consequential Damages, Etc. The Borrower agrees that no Indemnified Party shall have any liability (whether in contract, tort or otherwise) to the Borrower or any other Loan Party or any of their respective Subsidiaries or any of their respective equity holders or creditors for or in connection with the transactions contemplated hereby and in the other Loan Documents, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable to any Person on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or and each such Loan Party’s respective anticipated savings). The Borrower hereby waives, releases and agrees (each for itself and on behalf of each other Loan Party and on behalf of its Subsidiaries) not to sue upon any such claim for any special, indirect, consequential or punitive damages, whether or not accrued and whether or not known or suspected to exist in its favor.

(e) Payments. All amounts due under this Section 10.04 shall be payable promptly upon demand therefor.

(f) Survival. The agreements in this Section 10.04 shall survive the resignation of the Administrative Agent, any L/C Issuer and any Swing Line Lender, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

10.05 Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent, any L/C Issuer or any Lender, or the Administrative Agent, any L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, such L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and each L/C Issuer severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Overnight Rate from time to time in effect. The obligations of the Lenders and each L/C Issuer under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

10.06 Successors and Assigns.

(a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 10.06(b), (ii) by way of participation in accordance with the provisions of Section 10.06(e), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.06(g). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (e) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the L/C Issuers and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this Section 10.06(b), participations in L/C Obligations and in Swing Line Loans) at the time owing to it); provided, that:

(i) except in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 and in increments of $1,000,000 in excess thereof, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met;

(ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not apply to rights in respect of Swing Line Loans;

(iii) any assignment of a Commitment must be approved by the Administrative Agent, any L/C Issuer and any Swing Line Lender unless the Person that is the proposed assignee is itself a Lender, an Affiliate of a Lender or an Approved Fund;

(iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v) In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swing Line Loans in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (d) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05 and 10.04 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.06(e).

(c) Any L/C Issuer may assign to one or more Eligible Assignees (other than an Approved Fund) all or a portion of its the undrawn portion of its L/C Commitment at any time; provided, however, that (i) each such assignment shall be to an Eligible Assignee and (ii) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance and recording in the Register, an Assignment and Assumption, together with a processing and recordation fee of $3,500.

(d) Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal and interest amounts of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, Lenders and the L/C Issuers, at any reasonable time and from time to time upon reasonable prior notice.

(e) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations and/or Swing Line Loans) owing to it); provided, that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent, the Lenders and the L/C Issuers shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided, that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in clauses (a), (b), (c) and (f) of the first proviso to Section 10.01 that affects such Participant. Subject to subsection (f) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 (subject to the requirements and limitations of such Sections and Section 3.06) to the same extent as if it were a Lender and had acquired its interest by assignment. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13 as though it were a Lender.

(f) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless such entitlement to a greater payment results from a change in any applicable law that is enacted, promulgated or adopted, as applicable, after the Participant acquired the participation in question and the participating Lender notifies the Borrower in writing of such entitlement to a greater payment no later than ninety (90) days after such change is enacted, promulgated or adopted, as applicable.

(g) Certain Pledges. Notwithstanding any other provision set forth in this Agreement, any Lender may at any time create a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including, without limitation, any pledge or assignment to secure obligations to a Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System, and this Section shall not apply to any such pledge or assignment of a security interest; provided, that, no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender party hereto.

(h) Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state Laws based on the Uniform Electronic Transactions Act.

(i) Resignation as L/C Issuer or Swing Line Lender after Assignment. Notwithstanding anything to the contrary contained herein, if at any time any L/C Issuer assigns all of its Commitment and Revolving Credit Loans pursuant to Section 10.06(b), such L/C Issuer may, (i) upon 30 days’ notice to the Borrower and the Lenders, resign as L/C Issuer and/or (ii) upon 30 days’ notice to the Borrower, resign as Swing Line Lender. In the event of any such resignation as L/C Issuer or Swing Line Lender, the Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer or Swing Line Lender hereunder; provided, however, that no failure by the Borrower to appoint any such successor shall affect the resignation of such L/C Issuer or Swing Line Lender, as the case may be. If any L/C Issuer resigns as L/C Issuer, it shall retain all the rights, powers, privileges and duties of the L/C Issuers hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)). If Citibank, N.A. resigns as Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c). Upon the appointment of a successor L/C Issuer and/or Swing Line Lender, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer or Swing Line Lender, as the case may be, and (b) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to such L/C Issuer to effectively assume the obligations of the applicable L/C Issuer with respect to such Letters of Credit.

10.07 Treatment of Certain Information; Confidentiality.

(a) Each of the Administrative Agent and the Lender Parties agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document, any action or proceeding relating to this Agreement or any other Loan Document, the enforcement of rights hereunder or thereunder or any litigation or proceeding to which the Administrative Agent or any Lender Party or any of its Affiliates may be a party, (f) to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any actual or prospective counterparty, surety, reinsurer, guarantor or credit liquidity enhancer (or their advisors) to or in connection with any swap, derivative or other protective transaction relating to the Obligations or to the Borrower and its obligations, (iii) to any rating agency when required by it or (iv) the CUSIP Service Bureau or any similar organization, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender Party or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

For purposes of this Section 10.07, “Information” means all information received from the Borrower or any Subsidiary relating to the Borrower or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or any L/C Issuer on a nonconfidential basis prior to disclosure by the Borrower or any Subsidiary, provided, that in the case of information received from the Borrower or any such Subsidiary after the Original Effective Date, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section 10.07 shall be considered to have complied with its obligation to do so if such Person has exercised reasonable care to protect such Information, and in no event less than the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(b) EACH LENDER PARTY ACKNOWLEDGES THAT UNITED STATES FEDERAL AND STATE SECURITIES LAWS PROHIBIT ANY PERSON WITH MATERIAL, NON-PUBLIC INFORMATION ABOUT AN ISSUER FROM PURCHASING OR SELLING SECURITIES OF SUCH ISSUER OR, SUBJECT TO CERTAIN LIMITED EXCEPTIONS, FROM COMMUNICATING SUCH INFORMATION TO ANY OTHER PERSON. EACH LENDER PARTY AGREES TO COMPLY WITH APPLICABLE LAW AND ITS RESPECTIVE CONTRACTUAL OBLIGATIONS WITH RESPECT TO CONFIDENTIAL AND MATERIAL NON-PUBLIC INFORMATION. Each Lender Party that is not a Public Lender confirms to the Administrative Agent that such Lender Party has adopted and will maintain internal policies and procedures reasonably designed to permit such Lender Party to take delivery of Restricting Information (as defined below) and maintain its compliance with applicable law and its respective contractual obligations with respect to confidential and material non-public information. A Public Lender may elect not to receive Borrower Materials and Information that contains material non-public information with respect to the Loan Parties or their securities (such Borrower Materials and Information, collectively, “Restricting Information”), in which case it will identify itself to the Administrative Agent as a Public Lender. Such Public Lender shall not take delivery of Restricting Information and shall not participate in conversations or other interactions with the Agents, any Lender Party or any Loan Party concerning the Revolving Facility in which Restricting Information may be discussed. No Agent, however, shall by making any Borrower Materials and Information (including Restricting Information) available to a Lender Party (including any Public Lender), by participating in any conversations or other interactions with a Lender Party (including any Public Lender) or otherwise, be responsible or liable in any way for any decision a Lender Party (including any Public Lender) may make to limit or to not limit its access to Borrower Materials and Information. In particular, no Agent shall have, and the Administrative Agent, on behalf of each Agent, hereby disclaims, any duty to ascertain or inquire as to whether or not a Lender Party (including any Public Lender) has elected to receive Restricting Information, such Lender Party’s policies or procedures regarding the safeguarding of material nonpublic information or such Lender Party’s compliance with applicable laws related thereto. Each Public Lender acknowledges that circumstances may arise that requires it to refer to Borrower Materials and Information that might contain Restricting Information. Accordingly, each Public Lender agrees that it will nominate at least one designee to receive Borrower Materials and Information (including Restricting Information) on its behalf and identify such designee (including such designee’s contact information) on such Public Lender’s Administrative Questionnaire. Each Public Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Public Lender’s designee’s e-mail address to which notice of the availability of Restricting Information may be sent by electronic transmission. Each Public Lender confirms to the Administrative Agent and the Lender Parties that are not Public Lenders that such Public Lender understands and agrees that the Administrative Agent and such other Lender Parties may have access to Restricting Information that is not available to such Public Lender and that such Public Lender has elected to make its decision to enter into this Agreement and to take or not take action under or based upon this Agreement, any other Loan Document or related agreement knowing that, so long as such Person remains a Public Lender, it does not and will not be provided access to such Restricting Information. Nothing in this subsection 10.07(b) shall modify or limit a Lender Party’s (including any Public Lender) obligations under this Section 10.07 with regard to Borrower Materials and Information and the maintenance of the confidentiality of or other treatment of Borrower Materials or Information.

10.08 Right of Setoff. Upon any amount becoming due and payable hereunder (whether at stated maturity, by acceleration or otherwise), each Lender Party and its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender Party or any such Affiliate to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of the Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender Party, irrespective of whether or not such Lender Party shall have made any demand under this Agreement or any other Loan Document or are owed to a branch or office of such Lender Party different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender Party and its Affiliates under this Section 10.08 are in addition to other rights and remedies (including other rights of setoff) that such Lender Party or its Affiliates may have. Each Lender Party agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application, provided, that the failure to give such notice shall not affect the validity of such setoff and application.

10.09 Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.
10.10 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy, or electronic transmission of a.pdf, shall be effective as delivery of a manually executed counterpart of this Agreement.

10.11 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

10.12 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.13 Replacement of Lenders. If (a) any Lender requests compensation under Section 3.04, (b) the Borrower is required to pay any additional amount or indemnity payment to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, (c) any Lender is at such time a Defaulting Lender or has given notice pursuant to Section 3.02 or (d) any Lender becomes a “Nonconsenting Lender” (hereinafter defined), then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to (and such Lender shall) assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.06), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an Eligible Assignee selected by the Borrower that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided, that:

(a) the Administrative Agent shall have received the assignment fee specified in Section 10.06(b), which fee shall be paid by either the Borrower or the replacement lender;

(b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and L/C Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(d) such assignment does not conflict with applicable Laws; and

(e) neither the Administrative Agent nor any Lender shall be obligated to be or to find the assignee.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. In the event that (x) the Borrower or the Administrative Agent has requested the Lenders to consent to a departure or waiver of any provisions of the Loan Documents or to agree to any amendment thereto and (y) the Required Lenders have agreed to such consent, waiver or amendment, then any Lender who does not agree to such consent, waiver or amendment shall be deemed a “Nonconsenting Lender”; provided that such Lender will only be deemed a Nonconsenting Lender if the applicable replacement Lender agrees to such consent, waiver or amendment. Any such replacement shall not be deemed a waiver of any rights that the Borrower shall have against the replaced Lender.

10.14 Governing Law; Jurisdiction; Etc.

(a) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) SUBMISSION TO JURISDICTION. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) WAIVER OF VENUE. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d) SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

10.15 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.16 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent and any Arranger are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Administrative Agent and any Arranger, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent and any Arranger each is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither the Administrative Agent nor any Arranger has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent and any Arranger and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither the Administrative Agent nor any Arranger has any obligation to disclose any of such interests to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Administrative Agent and any Arranger with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

10.17 USA PATRIOT Act Notice. Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the PATRIOT Act it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the PATRIOT Act.

10.18 Time of the Essence. Time is of the essence of the Loan Documents.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FORESIGHT ENERGY LLC

By:
Name:
Title:

CITIBANK, N.A., as Administrative Agent

By:
Name:
Title:

CITIBANK, N.A., as Collateral Agent

By:
Name:
Title:

[Lender signatures to be circulated separately.]

SCHEDULES TO CREDIT AGREEMENT

I	Commitments and Applicable Lending Office
II	L/C Issuers
1.01(a)	Subsidiary Guarantors
1.01(b)	Coal Mining Agreements
1.01(c)	Coal Supply Agreements
1.01(d)	Mines and Mining Facilities and Related Properties
1.01(e)	Mining Leases
1.01(f)	Material Contracts
1.01(h)	Restructuring Transactions
1.01(i)	NRP Dispositions
1.01(j)	Existing Mortgages
4.01(c)	Disclosed Litigation
5.03	Approvals, Consents, Authorizations
5.08(a)	Existing Liens
5.08(b)	Real Property and Mortgaged Properties
5.09	Environmental Matters
5.14	Subsidiaries and Other Equity Investments; Loan Parties
5.18(a)	Intellectual Property Matters
5.21	Labor Matters
7.02(b)	Existing Indebtedness
7.03	Existing Investments
7.08	Affiliate Transactions
7.18	Negative Pledges
10.02	Administrative Agent’s Office, Certain Addresses for Notices

Schedule I

Commitments and Applicable Lending Offices

Lender	Revolving Credit Commitment	L/C Commitment	Office Address
Citibank, N.A.	$50,000,000	$62,500,000	Citibank, N.A. 1615 Brett Road New Castle, DE 19720
Morgan Stanley Bank, N.A.	$50,000,000	X	Morgan Stanley Bank, N.A. One Utah Center 201 South Main Street, 5th Floor Salt Lake City, UT 84111
The Huntington National Bank	$45,000,000	X	The Huntington National Bank 41 South High St. Columbus, OH 43215
JPMorgan Chase Bank, N.A.	$40,000,000	X	JPMorgan Chase JPM-Delaware Loan Operations 500 Stanton Christiana Road, Ops 2/3 Newark, DE 19713
PNC Bank, National Association	$40,000,000	$62,500,000	PNC Bank, National Association One PNC Plaza 249 Fifth Avenue Pittsburgh, PA 15222-2707
Crédit Agricole Corporate and Investment Bank	$30,000,000	X	Crédit Agricole Corporate and Investment Bank 1301 Avenue of the Americas New York, NY 10019

Lender	Revolving Credit Commitment	L/C Commitment	Office Address
UBS Loan Finance LLC	$20,000,000	X	UBS Loan Finance 677 Washington Boulevard Stamford, CT 06901
Union Bank, N.A.	$20,000,000	X	Union Bank, N.A. Commercial Loan Operations 1980 Saturn Street Monterey Park, CA 91754
Bank of America N.A.	$15,000,000	X	Bank of America 100 Federal Street MA5-100-09-01 Boston, MA 02110
Deutsche Bank Trust Company Americas	$20,000,000	X	Deutsche Bank 5022 Gate Parkway Suite 200 Jacksonville, FL 32256
Barclays Bank PLC	$20,000,000	X	Barclays Bank PLC 70 Hudson Street 10th Floor Jersey City, NJ 07302
Raymond James Bank, FSB	$10,000,000	X	Raymond James Bank, FSB P.O. Box 11628 St. Petersburg, FL 33733-1628
Branch Banking and Trust Company	$10,000,000	X	Branch Banking and Trust Company 200 West Second Street Winston-Salem, NC 27101

Lender	Revolving Credit Commitment	L/C Commitment	Office Address
Royal Bank of Canada	$10,000,000	X	Royal Bank of Canada 200 Bay Street 12th Floor, South Tower Royal Bank Plaza Toronto, Ontario M5J 2W7
Goldman Sachs Bank USA	$10,000,000	X	Goldman, Sachs & Co. 30 Hudson Street 38th Floor Jersey City, NJ 07302
Stifel Bank & Trust	$10,000,000	X	955 Executive Parkway Ste. 216 St. Louis, MO 63141

.

Schedule II

L/C Issuers

Party	L/C Commitment	Notice Information
Citibank, N.A.	$62,500,000	Citibank, N.A. Louis B. Virgo Vice President Citi - ICG / Global Banking 227 West Monroe Street, 25th Floor Chicago, IL 60606 Phone: (312) 876-3277 Fax: (312) 205-0210 Email: louis.virgo@citi.com
PNC Bank, National Association	$62,500,000	PNC Bank National Association Christy Roach PNC Bank Loan Administrator 500 1st Ave Pittsburgh, PA 15219 Phone: (440) 546-7057 Fax: (877) 733-1128 Email: participationLA6BRV@pnc.com

Schedule 1.01(a)

Subsidiary Guarantors

1.	Foresight Coal Sales LLC

2.	Hillsboro Energy LLC

3.	Macoupin Energy LLC

4.	Oeneus LLC

5.	Sitran LLC

6.	Sugar Camp Energy, LLC

7.	Williamson Energy, LLC

8.	Adena Resources, LLC

9.	Foresight Energy Finance Corporation

10.	Foresight Supply Company LLC

11.	Foresight Energy Services LLC

Schedule 1.01(b)

Coal Mining Agreements

WILLIAMSON ENERGY, LLC

Coal Marketing Agreement dated January 25, 2008 between Williamson Energy, LLC and Energy Ventures Analysis, Inc.

Contract Mining Agreement dated July 1, 2005 between Williamson Energy, LLC and Mach Mining LLC

Coal Processing and Loading Agreement dated between Williamson Energy, LLC and Mach Processing LLC (assigned to Mach Mining LLC via merger)

Agreement No. GRT-05022008 dated January 1, 2008 between Kinder Morgan Operating, LP and Williamson Energy, LLC

Railcar Sublease Agreement dated December 26, 2007 between Oeneus LLC d/b/a Savatran LLC and Williamson Energy, LLC (Babcock & Brown Schedule 01 Sublease)

Railcar Sublease Agreement dated March 24, 2008 between Oeneus LLC d/b/a Savatran LLC and Williamson Energy, LLC (Babcock & Brown Schedule 02 Sublease)

Railcar Sublease Agreement between Oeneus LLC d/b/a Savatran LLC and Williamson Energy, LLC dated March 26, 2008 (GE Railcar Sublease)

Railcar Sublease Agreement dated July 29, 2008 between Oeneus LLC d/b/a Savatran LLC and Williamson Energy, LLC (Trinity Railcar Sublease)

Management Agreement dated August 12, 2010 by and between Williamson Energy, LLC and Foresight Management LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Williamson Energy, LLC and Oeneus LLC d/b/a Savatran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Williamson Energy, LLC and Sitran LLC

Mitigation Agreement dated August 12, 2010 by and between Williamson Energy, LLC and New River Royalty LLC

Mitigation Agreement dated August 12, 2010 between Williamson Energy, LLC and Oeneus LLC d/b/a Savatran LLC

SUGAR CAMP ENERGY, LLC:

Contract Mining Agreement dated January 1, 2009 between Sugar Camp Energy, LLC and M-Class Mining LLC

Coal Processing and Refuse Disposal Agreement dated January 1, 2009 between Sugar Camp Energy, LLC and M-Class Processing, LLC (assigned via merger to M-Class Mining LLC)

Management Agreement dated August 12, 2010 by and between Sugar Camp Energy, LLC and Foresight Management LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Sugar Camp Energy, LLC and Oeneus LLC d/b/a Savatran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Sugar Camp Energy, LLC and Sitran LLC

Mitigation Agreement dated August 12, 2010 by and between Sugar Camp Energy, LLC and New River Royalty LLC

MACOUPIN ENERGY LLC:

Contract Mining Agreement dated January 1, 2009 between Macopuin Energy LLC and MaRyan Mining, LLC

Coal Processing and Refuse Disposal Agreement dated January 1, 2009 between Macoupin Energy LLC and MaRyan Processing, LLC (assigned via merger to MaRyan Mining LLC)

Management Agreement dated August 12, 2010 by and between Macoupin Energy LLC and Foresight Management LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Macoupin Energy LLC and Oeneus LLC d/b/a Savatran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Macoupin Energy LLC and Sitran LLC

FORESIGHT COAL SALES LLC:

Coal Sales Agency Agreement dated May 19, 2010 between Foresight Coal Sales LLC and HMTY E/C Holdings LLC

Coal Sales Agency Agreement dated March 15, 2010 between Foresight Coal Sales LLC and Dipping South Industry Resources Ltd.

Management Agreement dated August 12, 2010 by and between Foresight Coal Sales LLC and Foresight Management LLC

SAVATRAN LLC:

Railroad Transportation Contract EVWR-C-0008 Subject to 49 USC § 10709 dated January 30, 2007 with Savatran LLC and Evansville Western Railway, Inc. and Railroad Refund Contract EVWR C-0010 Subject to 49 USC § 10709

Confidential Rail Transportation Contract between Savatran LLC and Union Pacific Railroad Company dated October 15, 2009

Industry Track Agreement dated February 15, 2010 between Union Pacific Railroad Company and Savatran LLC

Terminal Services Agreement dated January 1, 2009 between Cahokia Marine Service and Savatran LLC

Bulk Cargo Transportation, Transfer and Storage Agreement effective January 1, 2010 between Savatran LLC, U.S. United Barge Line, LLC and U.S. United Bulk Terminal, LLC

Coal Transfer Agreement dated January 1, 2010 between Consolidated Terminals and Logistics Company and Savatran LLC

Coal Transloading and Storage Agreement 2010-2011 dated January 1, 2010 between Savatran LLC and Calvert City Terminal, LLC

Car Leasing Agreement (March 2008) between General Electric Railcar Services Corporation and Savatran LLC

Master Full Service Railcar Lease dated May 21, 2008, between Babcock & Brown Rail Funding LLC and Savatran LLC (with Schedules 1 through 3)

Master Full Service Railcar Lease (2010) between BBRX Five LLC and Savatran LLC (awaiting signature)

Railroad Coal Car Lease Agreement dated July 29, 2008 between Trinity Industries Leasing Company and Oeneus LLC d/b/a Savatran LLC

Railcar Sublease Agreement dated December 26, 2007 between Oeneus LLC d/b/a Savatran LLC and Williamson Energy, LLC (Babcock & Brown Schedule 01 Sublease)

Railcar Sublease Agreement dated March 24, 2008 between Oeneus LLC d/b/a Savatran LLC and Williamson Energy, LLC (Babcock & Brown Schedule 02 Sublease)

Railcar Sublease Agreement between Oeneus LLC d/b/a Savatran LLC and Williamson Energy, LLC dated March 26, 2008 (GE Railcar Sublease)

Railcar Sublease Agreement dated July 29, 2008 between Oeneus LLC d/b/a Savatran LLC and Williamson Energy, LLC (Trinity Railcar Sublease)

Management Agreement dated August 12, 2010 by and between Oeneus LLC d/b/a Savatran LLC and Foresight Management LLC

Surface Sublease and Operation Agreement dated March 13, 2006 between Williamson Energy, LLC and Williamson Track, LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Williamson Energy, LLC and Oeneus LLC d/b/a Savatran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Sugar Camp Energy, LLC and Oeneus LLC d/b/a Savatran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Hillsboro Energy LLC and Oeneus LLC d/b/a Savatran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Macoupin Energy LLC and Oeneus LLC d/b/a Savatran LLC

Mitigation Agreement dated August 12, 2010 between Williamson Energy, LLC and Oeneus LLC d/b/a Savatran LLC

SITRAN LLC:

Rail Service and Use Agreement dated February 29, 2008 between Southern Indiana Gas and Electric Company d/b/a Vectren Energy Delivery of Indiana, Inc. and Sitran LLC

Management Agreement dated August 12, 2010 by and between Sitran LLC and Foresight Management LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Williamson Energy, LLC and Sitran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Sugar Camp Energy, LLC and Sitran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Hillsboro Energy LLC and Sitran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Macoupin Energy LLC and Sitran LLC

HILLSBORO ENERGY LLC:

Contract Mining Agreement dated January 1, 2009 between Artemis Energy LLC and Patton Mining LLC (assigned by Artemis to Hillsboro Energy LLC via merger)

Coal Processing and Refuse Disposal Agreement dated January 1, 2009 between Artemis Energy LLC and Patton Processing LLC (assigned by Artemis Energy to Hillsboro Energy LLC via merger; assigned by Patton Processing to Patton Mining LLC via merger)

Management Agreement dated August 12, 2010 by and between Hillsboro Energy LLC and Foresight Management LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Hillsboro Energy LLC and Oeneus LLC d/b/a Savatran LLC

Transportation and Surface Lease Agreement dated August 12, 2010 by and between Hillsboro Energy LLC and Sitran LLC

Mitigation Agreement dated August 12, 2010 by and between Hillsboro Energy LLC and New River Royalty LLC

ADENA RESOURCES, LLC:

Overhead Conveyor Agreement dated February 12, 2007 between Illinois Central Railroad Company and Adena Resources, LLC

Amendment to Overhead Conveyor Agreement dated October 8, 2007 between Illinois Central Railroad Company and Adena Resources, LLC

License for a Private Road Crossing dated November 12, 2009 between Illinois Central Railroad Company and Adena Resources, LLC

Option Agreement dated June 26, 2008 between City of Hillsboro and Adena Resources, LLC

Water Purchase Agreement dated May 14, 2008 between the City of Litchfield, State of Illinois and Adena Resources, LLC

Water Supply Agreement dated Sept. 21, 2007 between the State of Illinois and Adena Resources, LLC

Third Amendment to Access and Transportation of Water Agreement dated March 3, 2008 between Brushy Mound Township and Monterey Coal Company

Management Agreement dated August 12, 2010 by and between Adena Resources, LLC and Foresight Management LLC

Schedule 1.01(c)

Coal Supply Agreements

Transaction Confirmation dated June 13, 2007 between [*] and Williamson Energy, LLC

Coal Supply Agreement dated August 8, 2007 between [*] and Williamson Energy, LLC

Master Fuel Purchase and Sale Agreement dated August 16, 2007 between [*] and Williamson Energy, LLC and Transaction Confirmation dated June 16, 2009 between * and Williamson Energy, LLC and Transaction Confirmation dated August 24, 2007 between the * and Williamson Energy, LLC

Coal Transaction Confirmation dated November 1, 2007 between [*] and Williamson Energy, LLC

Coal Marketing Agreement dated January 25, 2008 between Williamson Energy, LLC and [*]

Coal Supply Agreement dated February 8, 2008 between [*] and Williamson Energy, LLC (as amended by First Amendment to Coal Supply Agreement dated May 30, 2008 between [*] and Williamson Energy, LLC)

Coal Contract No. WIX08(TP)0002 between [*] and Williamson Energy dated March 28, 2008 (as amended by Amendments One through Three)

Coal Supply Agreement dated May 15, 2008 between [*] and Williamson Energy, LLC

Coal Supply Agreement dated May 31, 2008 between [*] and Williamson Energy, LLC

Coal Purchase/Sale Agreement dated June 10, 2008 between Williamson Energy, LLC and [*]

Coal Purchase Confirmation dated July 29, 2008 between [*] and Williamson Energy, LLC

Coal Supply Agreement dated August 19, 2008 between [*] and Williamson Energy, LLC

Coal Purchase Confirmation dated August 25, 2008 between [*] and Monterey Energy LLC (now Macoupin Energy LLC)

Coal Supply Agreement dated August 27, 2008 between [*] and Williamson Energy, LLC

Coal Sales Agreement dated September 1, 2008 between Gatling Ohio LLC and [*], as agent for [*] (Williamson Energy’s Pond Creek Mine is supply coal for Gatling Ohio as an alternate source under this contract)

Coal Transaction Confirmation dated September 2, 2008 between Williamson Energy, LLC and [*]

Coal Purchase Confirmation dated September 2, 2008 between [*] and Foresight Coal Sales LLC (Widow’s Creek station)

Master Coal Supply Agreement dated November 1, 2008 between [*] and Williamson Energy, LLC

Purchase Order and Coal Supply Agreement dated November 30, 2008 between [*] and Monterey Energy, LLC (now Macoupin Energy LLC)

Contract for Purchase and Sale of Coal commencing January 1, 2009 between Williamson Energy and [*]

Coal Purchase and Sales Agreement between [*] and Williamson Energy, LLC dated March 17, 2009 as amended by that Letter Amendment of Coal Purchase and Sales Agreement dated February 17, 2010 between [*] and Williamson Energy effective as of March 17, 2009 (Contract MP200903-C)

Coal Supply Agreement dated March 20, 2009 between [*], Foresight Coal Sales, LLC and Macoupin Energy LLC (as amended by Amendment No. 1 to Coal Supply Agreement)

Coal Purchase Agreement between Williamson Energy, LLC and [*] dated September 1, 2009

Amendment to Coal Supply and Purchase Agreement dated October 16, 2009 between Williamson Energy, LLC and [*]

Coal Confirmation dated December 31, 2009 between [*] and Williamson Energy, LLC

Invoice No. C2010-001 dated January 1, 2010 from Macoupin Energy LLC to [*] for spot coal sale

Fuel Purchase Order: J10024 dated February 15, 2010 between [*] and Foresight Coal Sales LLC

Coal Purchase and Sale Agreement between [*] and Williamson Energy, LLC dated February 15, 2010

Coal Sales Agency Agreement dated March 15, 2010 between Foresight Coal Sales LLC and [*]

Confirmation (Coal Purchase/Sale Agreement) dated April 7, 2010 between Foresight Coal Sales LLC and [*]

Coal Purchase Agreement dated April 28, 2010 between Williamson Energy, LLC and [*]

Coal Supply Agreement dated April 20, 2010 between [*], Foresight Coal Sales LLC, Williamson Energy, LLC and Sugar Camp Energy, LLC

Coal Sales Agency Agreement dated May 19, 2010 between Foresight Coal Sales LLC and [*]

Contract for Supply of Steam Coal dated May 21, 2010 among [*] and Foresight Coal Sales LLC, as agent for Macoupin Energy LLC and Williamson Energy, LLC

Contract for Supply of Steam Coal dated June 28, 2010 among [*] and Foresight Coal Sales LLC, as agent for Macoupin Energy LLC and Williamson Energy, LLC

Schedule 1.01(d)

Mines, Mining Facilities and Related Properties

“Hillsboro Mining Complex” means the Deer Run Mine operated by Patton Mining, LLC on behalf of Hillsboro Energy, LLC and located in Montgomery County and Bond County, Illinois, including each parcel or tract of real property owned, operated or leased by any Loan Party in connection therewith or with respect to which any such Loan Party holds mineral rights with respect thereto, including each surface or underground coal mine or related facility owned, operated or leased by any such Loan Party with respect thereto, an any other parcel or tract located in Hillsboro County, Illinois on or under which any Loan Party owns, leases or operates fixed assets, plant or equipment, including coal removal, loading or processing equipment, preparation plants and transportation equipment used in connection therewith and, with respect to each such parcel or tract, all such fixed assets, plant and equipment located at, on, or under such parcel or tract.

“Macoupin Mining Complex” means the Shay Mine operated by MaRyan Mining, LLC on behalf of Macoupin Energy, LLC and located in Macoupin County, Illinois, including each parcel or tract of real property owned, operated or leased by any Loan Party in connection therewith or with respect to which any such Loan Party holds mineral rights with respect thereto, including each surface or underground coal mine or related facility owned, operated or leased by any such Loan Party with respect thereto, an any other parcel or tract located in Macoupin County, Illinois on or under which any Loan Party owns, leases or operates fixed assets, plant or equipment, including coal removal, loading or processing equipment, preparation plants and transportation equipment used in connection therewith and, with respect to each such parcel or tract, all such fixed assets, plant and equipment located at, on, or under such parcel or tract.

“Sugar Camp Mining Complex” means the M-Class Mine operated by M-Class Mining, LLC on behalf of Sugar Camp Energy, LLC and located in Franklin County and Saline County, Illinois, including each parcel or tract of real property owned, operated or leased by any Loan Party in connection therewith or with respect to which any such Loan Party holds mineral rights with respect thereto, including each surface or underground coal mine or related facility owned, operated or leased by any such Loan Party with respect thereto, an any other parcel or tract located in Franklin County and Saline County, Illinois on or under which any Loan Party owns, leases or operates fixed assets, plant or equipment, including coal removal, loading or processing equipment, preparation plants and transportation equipment used in connection therewith and, with respect to each such parcel or tract, all such fixed assets, plant and equipment located at, on, or under such parcel or tract. The term shall also include the Sugar Camp II Mining Complex.

“Williamson Mining Complex” means the Pond Creek No. 1 Mine operated by Mach Mining, LLC on behalf of Williamson Energy, LLC and located in Williamson, Franklin and Saline Counties, Illinois, including each parcel or tract of real property owned, operated or leased by any Loan Party in connection therewith or with respect to which any such Loan Party holds mineral rights with respect thereto, including each surface or underground coal mine or related facility owned, operated or leased by any such Loan Party with respect thereto, an any other parcel or tract located in Williamson County, Illinois on or under which any Loan Party owns, leases or operates fixed assets, plant or equipment, including coal removal, loading or processing equipment, preparation plants and transportation equipment used in connection therewith and, with respect to each such parcel or tract, all such fixed assets, plant and equipment located at, on, or under such parcel or tract.

Schedule 1.01(e)

Mining Leases

WILLIAMSON ENERGY, LLC:

1.	Amended and Restated Coal Mining Lease Agreement dated August 14, 2006 between WPP LLC, Lessor and Williamson Energy, LLC, Lessee

2.	First Amendment to the Amended and Restated Coal Mining Lease Agreement dated May 19, 2008 between WPP, LLC, Lessor and Williamson Energy, LLC, Lessee

3.	Amendment to Amended and Restated Coal Mining Lease Agreement dated December 18, 2009 between WPP, LLP, Lessor and Williamson Energy, LLC, Lessee

4.	Coal Mining Lease and Sublease between Steelhead Development Company LLC (n/k/a Williamson Development Company LLC) and Williamson Energy, LLC dated May 1, 2005

5.	Coal Mining Lease Agreement between Independence Land Company, LLC and Williamson Energy, LLC (5000-Foot Extension) dated March 13, 2006

6.	First Amended and Restated Lease (Rail Load Out Lease) dated October 15, 2006 between Williamson Development Company LLC, Lessor and Williamson Transport LLC, Lessee

7.	First Amended and Restated Lease (Coal Prep Plant) dated October 15, 2006 between Williamson Energy, LLC and Williamson Development Company LLC

8.	Amended and Restated Surface Sublease and Operation Agreement dated October 15, 2006 between Williamson Energy, LLC and Williamson Transport, LLC

9.	Amended and Restated Surface Sublease and Operation Agreement dated October 15, 2006 between Williamson Energy, LLC and Williamson Track LLC

10.	Coal Mining Lease and Sublease dated August 12, 2010 by and between Colt LLC as lessor and Williamson Energy, LLC as lessee

SUGAR CAMP ENERGY, LLC:

1.	Coal Mining Lease dated July 29, 2005 between RGGS Land & Minerals LTD., L.P., Lessor and Sugar Camp Energy, LLC, Lessee

2.	First Amendment to Coal Mining Lease dated August 11, 2008 between RGGS Land & Minerals, LTD, L.P. and Sugar Camp Energy, LLC

3.	Illinois Coal Lease dated July 1, 2002 between United States of America, acting through its legal agent, the Tennessee Valley Authority, Lessor, and Illinois Fuel Company, LLC, Lessee (as assigned to Ruger Coal Company, LLC under that Assignment and Assumption Agreement dated August 4, 2009 by and among the United States of America, acting through its legal agent, the Tennessee Valley Authority, Lessor, Illinois Fuel Company, LLC, Assignor, and Ruger Coal Company, LLC, Assignee, and expressly granting Sugar Camp Energy LLC the right to mine the reserves subject to the Lease)

4.	Coal Mining Lease dated August 12, 2010 by and between Ruger Coal Company LLC as lessor and Sugar Camp Energy, LLC as lessee

5.	Contract Mining and Overriding Royalty Agreement dated August 12, 2010 by and between Ruger Coal Company LLC and Sugar Camp Energy, LLC (related to Illinois Fuels lease)

6.	Contract Mining and Overriding Royalty Agreement dated August 12, 2010 by and between Ruger Coal Company LLC and Sugar Camp Energy, LLC (related to Franklin County lease)

7.	Franklin County Coal Lease dated July 1, 2002 between United States of America, acting through its legal agent, the Tennessee Valley Authority, Lessor, and Ruger Coal Company, Inc., Lessee, as assigned by Ruger Coal Company, Inc. to Ruger Coal Company, LLC

MACOUPIN ENERGY LLC:

1.	Coal Mining Lease and Sublease Agreement dated January 27, 2009 between WPP, LLC, Lessor and Macoupin Energy LLC, Lessee

2.	Lease Agreement dated January 27, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC (Macoupin Rail Loop Lease)

3.	Amendment to Lease Agreement dated December 29, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loop Lease)

4.	Lease Agreement dated January 27, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loadout)

5.	Amendment to Lease Agreement dated December 29, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loadout Lease)

6.	Option and Lease Agreement made and entered into as of February 28, 1967, by and between Jet Oil Company, as Lessor, and James F. Gatewood, Trustee, under trust established by an agreement dated January 13, 1967 and known as the Gatewood-J Trust, as Lessee, a short form of which was recorded in Volume 628, Page 456 of the Macoupin County, Illinois Miscellaneous Records, as amended and/or assigned (the “SEIP Lease” or “Jet Lease”)

7.	Assignment of Leases dated January 27, 2009 between Macoupin Energy LLC, Assignor and WPP LLC, Assignee.

8.	Corrective Assignment of Leases dated August 12, 2010 between Macoupin Energy LLC, Assignor and WPP LLC, Assignee.

9.	Coal Mining Lease and Sublease (Unassigned Reserves) dated August 12, 2010 by and between Colt LLC as lessor and Macoupin Energy LLC as lessee

10.	Coal Mining Lease and Sublease (Macoupin North Mine Assignment) dated August 12, 2010 by and between Colt LLC as lessor and Macoupin Energy LLC as lessee

HILLSBORO ENERGY LLC:

1.	Coal Mining Lease and Sublease Agreement dated September 10, 2009 between WPP LLC, as Lessor and Hillsboro Energy LLC, as Lessee

2.	Amendment No. 1 to the Coal Mining Lease and Sublease Agreement dated January 11, 2010 between WPP LLC, Lessor and Hillsboro Energy LLC, Lessee

3.	Amendment No. 2 to the Coal Mining Lease and Sublease Agreement dated August 12, 2010 between WPP LLC, Lessor and Hillsboro Energy LLC, Lessee

4.	Coal Mining Lease Agreement dated September 21, 2007 between Montgomery Mineral LLC, Lessor and Hillsboro Energy LLC, Lessee

5.	First Partial Termination of Lease effective September 9, 2009 between Montgomery Mineral LLC, Lessor and Hillsboro Energy LLC, Lessee

6.	Second Partial Termination of Lease effective January 8, 2010 between Montgomery Mineral LLC, Lessee and Hillsboro Energy LLC, Lessee

7.	Coal Mining Lease (For “Reserve 2”) dated August 12, 2010 by and between Colt LLC as lessor and Hillsboro Energy LLC as lessee

8.	Coal Mining Lease (For “Reserve 1” and “Reserve 3”) dated August 12, 2010 by and between Colt LLC as lessor and Hillsboro Energy LLC as lessee

Schedule 1.01(f)

Material Contracts

1. All Mining Leases

2. All Coal Supply Agreements

3. All Coal Mining Agreements

4. Contribution Agreements between Borrower and Foresight Reserves, LP with respect to Oeneus LLC d/b/a Savatran LLC and Sitran LLC whereby Borrower is required to pay over to Foresight Reserves, LP all sums collected by Oeneus LLC d/b/a Savatran LLC and Sitran LLC pursuant to the Surface Lease and Transportation Agreements entered into by each of Hillsboro Energy LLC, Macoupin Energy LLC, Williamson Energy, LLC and Sugar Camp Energy, LLC as lessors and shippers and Oeneus LLC d/b/a Savatran LLC and Sitran LLC as lessees and transporters.

5. Equity Contribution Agreement between Borrower and Foresight Reserves, LP dated August 11, 2010.

Schedule 1.01(h)

Restructuring Transactions

1. Foresight Reserves, LP will contribute 100% ownership interest of Williamson Track, LLC, Savatran LLC, Sitran LLC (which are transportation subsidiaries) and Adena Resources, LLC (which provides water and other miscellaneous rights) to the Borrower;

2. Lower Wilgat LLC will distribute 100% of its ownership interest in Williamson Energy, LLC to the Borrower;

3. Foresight Energy Corporation is being formed and will be a wholly owned subsidiary of Borrower;

4. The Borrower will distribute 100% of its investment in entities owning other existing mining operations, including Gatling LLC (a mine in West Virginia), Gatling Ohio LLC (a mine in Ohio), Meigs Point Dock LLC (a dock in Ohio), Lower Wilgat, LLC, Middle Wilgat, LLC and Upper Wilgat, LLC (each, a holding company) and all of their subsidiaries and affiliates (other than Williamson) to Foresight Reserves, LP;

5. Certain mineral rights that are not in current mine plans will be distributed by Macoupin Energy LLC to Colt LLC, a subsidiary of Foresight Reserves, LP;

6. Certain mineral rights that are adjacent to coal leases currently held by the Borrower will be leased to the Borrower’s subsidiaries on a long-term basis by Colt LLC and Ruger Coal Company LLC; and

7. Foresight Reserves, LP will assume certain accrued interest with respect to the debt owed to Williamson Royalty Venture by Upper Wilgat and we will be relieved of any further obligation with respect thereto.

Amended and Restated Schedule 1.01(i)

NRP Dispositions

I. Pursuant to that certain (i) the Restricted Business Contribution Agreement, dated as of January 4, 2007, by and among Christopher Cline, Foresight Reserves LP, Adena Minerals, LLC, Natural Resource Partners LP, NRP (GP) LP, GP Natural Resource Partners LLC, and NRP (Operating) LLC, and (ii) the Transportation Infrastructure Restricted Business Certificate, dated January 4, 2007, by and among Christopher Cline, Foresight Reserves LP, Adena Minerals, LLC, Natural Resource Partners LP, NRP (GP) LP, and NRP (Operating) LLC, the Borrower and certain of its Subsidiaries may agree to enter into Dispositions of certain mining assets as described below with respect to the Mines specified below:

1. [*] — transportation assets located at a potential two longwall mine in a 6-seam mining area of approximate [*]; [*] transportation income.

2. [*] — transportation assets located at a potential one longwall mine in a * Central Illinois mining area; [*] transport income.

3. [*] — transportation assets at a dock servicing southern Illinois mining projects.

4. [*] — transportation assets located at a potential one longwall mine in a 6-seam mining area of approximate [*]; [*] transportation income.

5. [*] — transportation assets located at a potential one longwall in a 6-seam mining area of approximate [*]; [*] transport income.

6. [*] — transportation assets located at a potential one longwall mine in a Central Illinois mining area of approximate [*]; [*] transport income.

7. [*] — transportation assets located at a potential one longwall mine in a Central Illinois mining area of approximate [*]; [*] transport income.

8. [*] — transportation assets located at a potential one longwall mine in a Central Illinois mining area of approximate [*]; [*] transport income.

** Note: Sugar Camp Energy is currently negotiating an overriding royalty agreement with WPP, LLC that would replace and be in satisfaction of the obligations in Items 1 and 5 above, and the parties may negotiate similar agreements to replace and satisfy the obligations in Items 3 and 7.

II. WILLIAMSON

Remaining lease payments and de minimis coal sale obligations, if any, pursuant to sale-leaseback transactions completed prior to the Amendment Effective Date pursuant to the following applicable agreements:

1. Amended and Restated Coal Mining Lease Agreement dated August 14, 2006 between WPP LLC, Lessor and Williamson Energy, LLC, Lessee

2. First Amendment to the Amended and Restated Coal Mining Lease Agreement dated May 19, 2008 between WPP, LLC, Lessor and Williamson Energy, LLC, Lessee

3. Amendment to Amended and Restated Coal Mining Lease Agreement dated December 18, 2009 between WPP, LLP, Lessor and Williamson Energy, LLC, Lessee

4. Third Amendment to Amended and Restated Coal Mining Lease Agreement dated August 12, 2010 between WPP LLC, Lessor and Williamson Energy LLC, Lessee

5. Fourth Amendment to Amended and Restated Coal Mining Lease Agreement dated June 30, 2011 between WPP LLC, Lessor and Williamson Energy LLC, Lessee

6. Partial Release of Leased Premises dated June 30, 2011 and effective as of April 1, 2011 from Amended and Restated Coal Mining Lease Agreement dated August 14, 2006 between WPP LLC, Lessor and Williamson Energy, LLC, Lessee

7. Coal Mining Lease and Sublease between Steelhead Development Company LLC (now Williamson Development Company LLC) and Williamson Energy, LLC dated May 1, 2005

8. Coal Mining Lease Agreement between Independence Land Company, LLC and Williamson Energy, LLC (5000-Foot Extension) dated March 13, 2006

9. First Amended and Restated Lease (Rail Load Out Lease) dated October 15, 2006 between Williamson Development Company LLC, Lessor and Williamson Transport LLC, Lessee

10. First Amended and Restated Lease (Coal Prep Plant) dated October 15, 2006 between Williamson Energy, LLC and Williamson Development Company LLC

11. Amended and Restated Surface Sublease and Operation Agreement dated October 15, 2006 between Williamson Energy, LLC and Williamson Transport, LLC

12. First Contribution Agreement by and between Adena Minerals, LLC and Foresight Reserves, LP as sellers and NRP (GP) LP and NRP (Operating) LLC as buyers dated December 14, 2006

III. HILLSBORO

Remaining lease payments and de minimis coal sale obligations, if any, pursuant to sale-leaseback transactions completed prior to the Amendment Effective Date pursuant to the following applicable agreements:

1. Purchase and Sale Agreement dated September 10, 2009 between Colt LLC as seller and WPP LLC as purchaser.

2. Coal Mining Lease and Sublease Agreement dated September 10, 2009 between WPP, LLC, Lessor and Hillsboro Energy LLC.

3. Amendment No. 1 to the Coal Mining Lease and Sublease Agreement dated January 11, 2009 between WPP, LLC, Lessor and Hillsboro Energy LLC, Lessee.

4. Amendment No. 2 to the Coal Mining Lease and Sublease Agreement dated October 4, 2010 between WPP, LLC as Lessor and Hillsboro Energy LLC, Lessee.

5. Amendment No. 3 to the Coal Mining Lease and Sublease Agreement dated January 13, 2011 between WPP, LLC as Lessor and Hillsboro Energy LLC, Lessee.

IV. MACOUPIN

Remaining lease payments and de minimis coal sale obligations, if any, pursuant to sale-leaseback transactions completed prior to the Amendment Effective Date pursuant to the following applicable agreements:

1. Purchase and Sale Agreement by and between Macoupin Energy, LLC as seller and lessee and WPP LLC and HOD LLC as purchaser and lessor dated January 27, 2009.

2. Coal Mining Lease and Sublease Agreement dated January 27, 2009 between WPP, LLC, Lessor and Macoupin Energy LLC, Lessee.

3. Lease Agreement dated January 27, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC (Macoupin Rail Loop Lease).

4. Amendment to Lease Agreement dated December 29, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loop Lease).

5. Lease Agreement dated January 27, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loadout).

6. Amendment to Lease Agreement dated December 29, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loadout Lease).

Schedule 1.01(j)

Existing Mortgages

PROPERTY	RECORDING INFORMATION
WILLIAMSON MINE

16468 Liberty School Road Marion, IL 62959 (Williamson County)

1. First Amendment to Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 11/8/11, Misc. Record 333, Pg. 402

2. Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 12/28/10, Mtg. Record 270, Pg. 658

3. UCC-1 Financing Statement (fixture and “as extracted collateral” filing)	Recorded 12/28/10, Mtg. Record 270, Pg. 659

Rural Route Cave Township Thompsonville, IL 62890 (Franklin County)

1. First Amendment to Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 11/23/11, Doc. No.: 2011-5380

2. Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 12/27/10, Doc. No.: 2010-5875

Rural Route Brushy Township Galatia, IL 62890 (Saline County)

1. First Amendment to Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 11/16/11, Bk 2015, Pg. 143

2. Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 1/3/11, Bk 1988, Pg. 650

PROPERTY	RECORDING INFORMATION
SUGAR CAMP MINE

11351 N. Thompsonville Road Macedonia, Illinois 62860 (Franklin County)

1. Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 12/27/10, Doc. No.: 2010-5873

2. UCC-1 Financing Statement (fixture and “as extracted collateral” filing)	Recorded 12/27/10, Doc. No.: 2010-5874

Rural Route Knights Prairie Township McLeansboro, IL 62859 (Hamilton County)

Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 1/5/11, Instrument No. 201101278

MACOUPIN MINE

14300 Brushy Mound Road Carlinville, IL 62626 (Macoupin County)

1. Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 1/3/11, Doc. No.: 507610

2. UCC-1 Financing Statement (fixture and “as extracted collateral” filing)	Recorded 1/3/11, Doc. No.: 507611

HILLSBORO MINE

12192 Filmore Trail Hillsboro, IL 62049 (Montgomery County)

PROPERTY	RECORDING INFORMATION
1. First Amendment to Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 11/17/11, Instrument No.: 201100066534 OR Book 1466, Pg. 307

2. UCC-3 Financing Statement Amendment (fixture and “as extracted collateral” filing)	Recorded 11/17/11, Instrument No.: 201100066535 OR Book 1466, Pg. 364

3. Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 1/10/11, Instrument No.: 201100062252 OR Book 1424, Pg. 396

4. UCC-1 Financing Statement (fixture and “as extracted collateral” filing)	Recorded 1/10/11, Instrument No.: 201100062253 OR Book 1424, Pg. 462

Old Panama Avenue Panama, IL 62077 (Bond County)

Fee and Leasehold Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 1/3/11, Instrument No.: 143039

RAILWAY ACCESS and RIVER DOCK

10200 Darnell School Road Mt. Vernon, IN 47620 (Posey County)

Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Indiana)	Recorded 1/10/11, Instrument No.: 201100112

Rural Route Knights Prairie Township McLeansboro, IL 62859 (Hamilton County)

Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 1/5/11, Instrument No. 201101277

Rural Route Eastern Township Macedonia, IL 62860 (Franklin County)

Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 12/27/10, Doc. No.: 2010-5876

PROPERTY	RECORDING INFORMATION
Rural Route Corinth Township Thompsonville, IL 62859 (Williamson County)

Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Illinois)	Recorded 12/28/10, Mtg. Record 270, Pg. 660

Schedule 4.01(c)

Disclosed Litigation

1. Hillsboro NPDES: Third-Party Appeal before the Illinois Pollution Control Board filed by Prairie Rivers Network and the Sierra Club on July 2, 2009 of Hillsboro’s National Pollution Discharge Elimination System (NPDES) Permit No. IL0078727.

2. Hillsboro SMCRA: March 2009, Request for Administrative Review was filed before the Illinois Pollution Control Board by The Sierra Club of Hillsboro’s Deer Run Mine SMCRA Permit No. 399 filed in March, 2009.

3. Sugar Camp NPDES: January 8, 2009, Sierra Club and Prairie Rivers Network appeal of the Environmental Protection Agency’s (“EPA”) issuance of National Discharge Elimination System (NPDES) Permit No. IL0078565 to Sugar Camp.

Schedule 5.03

Approvals, Consents, Authorizations

1. Second Amendment to Credit Agreement and First Amendment to Foresight Guaranty by and between Hillsboro Energy LLC, as borrower, Foresight Reserves, LP, Crédit Agricole Corporate and Investment Bank, as Administrative Agent and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, in its capacity as Hermes Agent.

2. Second Amendment to Credit Agreement and First Amendment to Foresight Guaranty by and between Sugar Camp Energy, LLC, as borrower, Foresight Reserves, LP, Crédit Agricole Corporate and Investment Bank, as Administrative Agent and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, in its capacity as Hermes Agent.

3. Omnibus Letter Terminating Transaction Documents from Williamson Royalty Ventures, LLC to Upper Wilgat, LLC.

4. Guaranty Release Agreement from Citi with respect to Savatran Guaranty of ARS Loan to Foresight Reserves, LP.

5. The following contacts and agreements with third parties contain anti-assignment provisions. The Loan Parties will employ good faith efforts to obtain consents to assignment of the following agreements on a post-closing basis:

a. Industry Track Agreement dated February 15, 2010 between Union Pacific Railroad Company and Savatran LLC

b. Bulk Cargo Transportation, Transfer and Storage Agreement effective January 1, 2010 between Savatran LLC, U.S. United Barge Line, LLC and U.S. United Bulk Terminal, LLC

c. Coal Transloading and Storage Agreement 2010-2011 dated January 1, 2010 between Savatran LLC and Calvert City Terminal, LLC

d. Car Leasing Agreement (March 2008) between General Electric Railcar Services Corporation and Savatran LLC

e. Master Full Service Railcar Lease dated May 21, 2008, between Babcock & Brown Rail Funding LLC and Savatran LLC (with Schedules 1 through 3)

f. Rail Service and Use Agreement dated February 29, 2008 between Southern Indiana Gas and Electric Company d/b/a Vectren Energy Delivery of Indiana, Inc. and Sitran LLC

g. Overhead Conveyor Agreement dated February 12, 2007 between Illinois Central Railroad Company and Adena Resources, LLC

6. The following affiliate contracts and agreements will be subject to consents to assignment to be delivered on the Original Effective Date:

a. Management Agreement dated August 12, 2010 by and between each of the Loan Parties and Foresight Management, LLC

b. Coal Mining Lease (Unassigned Reserves) dated August 12, 2010 by and between Colt LLC as lessor and Macoupin Energy LLC as lessee

c. Coal Mining Lease (Macoupin North Mine Assignment) dated August 12, 2010 by and between Colt LLC as lessor and Macoupin Energy LLC as lessee

d. Coal Mining Lease dated August 12, 2010 by and between Colt LLC as lessor and Williamson Energy, LLC as lessee

e. Coal Mining Lease dated August 12, 2010 by and between Ruger Coal Company LLC as lessor and Sugar Camp Energy, LLC as lessee

f. Contract Mining and Overriding Royalty Agreement dated August 12, 2010 by and between Ruger Coal Company LLC and Sugar Camp Energy, LLC

g. Coal Mining Lease Agreement dated September 21, 2007 between Montgomery Mineral LLC, Lessor and Hillsboro Energy LLC, Lessee

h. First Partial Termination of Lease effective September 9, 2009 between Montgomery Mineral LLC, Lessor and Hillsboro Energy LLC, Lessee

i. Second Partial Termination of Lease effective January 8, 2010 between Montgomery Mineral LLC, Lessee and Hillsboro Energy LLC, Lessee

j. Coal Mining Lease (For “Reserve 2”) dated August 12, 2010 by and between Colt LLC as lessor and Hillsboro Energy LLC as lessee

k. Coal Mining Lease (For “Reserve 1” and “Reserve 3”) dated August 12, 2010 by and between Colt LLC as lessor and Hillsboro Energy LLC as lessee

l. Coal Mining Lease and Sublease between Steelhead Development Company LLC (now Williamson Development Company LLC) and Williamson Energy, LLC dated May 1, 2005

m. First Amended and Restated Lease (Coal Prep Plant) dated October 15, 2006 between Williamson Energy, LLC and Williamson Development Company LLC

n. Amended and Restated Surface Sublease and Operation Agreement dated October 15, 2006 between Williamson Energy, LLC and Williamson Track LLC

o. Coal Mining Lease dated August 12, 2010 by and between Ruger Coal Company LLC as lessor and Sugar Camp Energy, LLC as lessee

p. Contract Mining and Overriding Royalty Agreement dated August 12, 2010 by and between Ruger Coal Company LLC and Sugar Camp Energy, LLC (related to Illinois Fuels lease)

q. Contract Mining and Overriding Royalty Agreement dated August 12, 2010 by and between Ruger Coal Company LLC and Sugar Camp Energy, LLC (related to Franklin County lease)

r. Mitigation Agreement dated August 12, 2010 by and between Williamson Energy, LLC and New River Royalty LLC

s. Mitigation Agreement dated August 12, 2010 between Williamson Energy, LLC and Oeneus LLC d/b/a Savatran LLC

t. Mitigation Agreement dated August 12, 2010 by and between Sugar Camp Energy, LLC and New River Royalty LLC

u. Mitigation Agreement dated August 12, 2010 by and between Hillsboro Energy, LLC and New River Royalty LLC

Schedule 5.08(a)

Existing Liens

1. Lien in longwall equipment and longwall equipment purchase agreements to be granted within forty-five (45) days after the Closing in connection with $97.8 million equipment financing agreement, dated as of January 5, 2010, among Sugar Camp Energy, LLC, as borrower, and Foresight Reserves, L.P., as guarantor, and Calyon Deutschland Neiderlassung Einer Franzoossischen Societe Anonyme and Credit Agricole Corporate and Investment Bank, as administrative agent.

2. Lien in longwall equipment and longwall equipment purchase agreements to be granted within forty-five (45) days after the Closing in connection with $89.3 million equipment financing agreement, dated as of May 14, 2010, among Hillsboro Energy LLC, as borrower and guarantor, and Foresight Reserves, L.P., as guarantor, and Crédit Agricole Corporate and Investment Bank, as administrative agent.

3. Mechanics’ and Materialmen’s lien in favor of Material Services Corporation, in its own name and d/b/a Hanson Material Service Corporation on certain property of Hillsboro Energy, LLC securing the maximum principal amount of $694,180.31.

4. Notice of Mechanics’ and Materialmens’ lien in favor of Nokomis Quarry Company securing the maximum principal amount of $126,892.05.

5. Lien of The Huntington National Bank on Account No. 01221226138 at the Huntington National Bank securing the $6.825 million letter of credit issued in favor of Sempra Energy Trading LLC.

Amended and Restated Schedule 5.08(b)

Real Property and Mortgaged Properties

DEBTOR/GRANTOR:

HILLSBORO ENERGY LLC

12192 Filmore Trail

Hillsboro, IL 62049

Montgomery County, Illinois

Bond County, Illinois (Coal Reserves only)

Description/ Title of	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Permanent Easement	7/9/2008	David L., Stephen J. David T., and James F. Spinner to Hillsboro Energy LLC	200 feet wide easement running parallel to the western property boundary Section 20 East Fork Township	MC 1268-435	Owned	Yes

Permanent Easement	11/10/2008	George and Martha Spinner to Hillsboro Energy LLC	200 feet wide easement running parallel to the western property boundary Section 17 East Fork Township	MC 1287-251	Owned	Yes

Coal Mining Lease and Sublease Agreement	10/10/2009	WPP LLC to Hillsboro Energy LLC	No. 6 coal seam	Not recorded	Leased	Yes

Short Form of Lease (Hillsboro)	10/10/2009	WPP LLC to Hillsboro Energy LLC	No. 6 coal seam	MC 1346-428	Leased	Yes

Amendment No. 1 to the Coal Mining Lease and Sublease Agreement	1/11/2010	WPP LLC to Hillsboro Energy LLC	No. 6 coal seam	Not recorded	Leased	Yes

Description/ Title of	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Short Form of Lease (Hillsboro)	1/11/2010	WPP LLC to Hillsboro Energy LLC	No. 6 coal seam	MC 1367-226	Leased	Yes

Amendment No. 2 to the Coal Mining Lease and Sublease Agreement	10/4/2010	WPP LLC to Hillsboro Energy LLC	No. 6 coal seam	Not recorded	Leased	Yes

Amended and Restated Short Form of Lease After Closing 4 and Closing 5 (Hillsboro)	10/4/2010	WPP LLC to Hillsboro Energy LLC	No. 6 coal seam	MC 1412-134 BC 917-329	Leased	Yes

Amendment No. 3 to the Coal Mining Lease and Sublease Agreement	1/13/2011	WPP LLC to Hillsboro Energy LLC	No. 6 coal seam	Not recorded	Leased	Yes

Amended and Restated Short Form of Lease After Closing 3 (Hillsboro)	1/13/2011	WPP LLC to Hillsboro Energy LLC	No. 6 coal seam	MC 1426-275	Leased	Yes

Coal Mining Lease Agreement	9/21/2007	Montgomery Mineral LLC to Hillsboro Energy LLC	No. 6 coal seam	Not recorded	Leased	Yes

First Partial Termination of Lease	9/9/2009	Montgomery Mineral LLC to Hillsboro Energy LLC	Terminated leasehold rights to certain No. 6 coal seam	Not recorded	Leased	Yes

Second Partial Termination of Lease	1/8/2010	Montgomery Mineral LLC to Hillsboro Energy LLC	Terminated leasehold rights to certain No. 6 coal seam	Not recorded	Leased	Yes

Third Partial Termination of Lease	10/4/2010	Montgomery Mineral LLC to Hillsboro Energy LLC	Terminated leasehold rights to certain No. 6 coal seam	Not recorded	Leased	Yes

Description/ Title of	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Fourth Partial Termination of Lease	1/13/2011	Montgomery Mineral LLC to Hillsboro Energy LLC	Terminated leasehold rights to certain No. 6 coal seam	Not recorded	Leased	Yes

Notice to Core Drill Agreement	7/10/2007	Montgomery County, IL and Hillsboro Energy LLC	NE Section 24-8-4	MC 1205-304	Owned	No

Deed (Surface)	8/12/2010	Montgomery Land Company LLC to Hillsboro Energy LLC	Surface required for Hillsboro Energy LLC Operations	MC 1399-99	Owned	Yes

Surface Easement for access from Mine to Bleeder Shaft and Pond	8/12/2010	Montgomery Land Company LLC to Hillsboro Energy LLC	200 feet wide easement	MC 1399-66	Owned	Yes

Corrective Permanent Easement (to correct existing surface easement)	8/12/2010	George and Martha Spinner to Hillsboro Energy LLC	200 feet wide easement running parallel to the western property boundary Section 17 East Fork Township	MC 1440-405	Owned	Yes

Coal Mining Lease (For “Reserve 1” and “Reserve 3”)	8/12/2010	Colt LLC to Hillsboro Energy LLC	No. 6 coal seam	Not recorded	Leased	Yes

Short Form or Memorandum of Coal Mining Lease (For “Reserve 1” and “Reserve 3”)	8/12/2010	Colt LLC to Hillsboro Energy LLC	No. 6 coal seam	MC 1399-176 BC 910-257	Leased	Yes

Coal Mining Lease (For “Reserve 2”)	8/12/2010	Colt LLC to Hillsboro Energy LLC	No. 6 coal seam	Not recorded	Leased	Yes

Short Form or Memorandum of Coal Mining Lease (For “Reserve 2”)	8/12/2010	Colt LLC to Hillsboro Energy LLC	No. 6 coal seam	MC 1399-135 BC 910-286	Leased	Yes

DEBTOR/GRANTOR:

MACOUPIN ENERGY LLC

14300 Brushy Mound Road

Carlinville, Illinois 62626

Macoupin County, Illinois

Description/Title of Document	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Short Form of Lease	1/27/10	WPP LLC and Macoupin Energy LLC	Macoupin South Mine Assignment		Leased	Yes

Short Form of Lease	8/12/2010	Colt LLC and Macoupin Energy LLC	Macoupin North Mine Assignment	TBD	Leased	Yes

Short Form of Lease	8/12/2010	Colt LLC and Macoupin Energy LLC	East Hornsby Mine Assignment	TBD	Leased	Yes

Special Warranty Deed	1/22/2009	ExxonMobil Coal USA, Inc. to Macoupin Energy LLC	Various tracts of surface and coal reserves. The coal reserves were sold to WPP or Colt and leased back. The surface not required for operations has been conveyed to New River Royalty LLC	MA-0019 493145	Owned	Yes

Lease	1/27/10	HOD LLC and Macoupin Energy LLC	Rail Loop		Leased	Yes

Lease	1/27/10	HOD LLC and Macopin Energy LLC	Rail Load Out		Leased	Yes

Option and Lease Agreement	2/28/1967	Jet Oil Company and Macoupin Energy LLC	Coal Reseves	Volume 628, Page 456	Leased	Yes

DEBTOR/GRANTOR:

WILLIAMSON ENERGY, LLC

16468 Liberty School Road

Marion, IL 62959

Williamson County, Illinois

Franklin County, Illinois (Coal Reserves only)

Description/ Title of	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Amended and Restated Coal Mining Lease Agreement	8/14/2006	WPP LLC to Williamson Energy, LLC	Coal reserves in Williamson and Franklin Counties, IL	Not recorded	Leased	Yes

Short Form of Amended and Restated Coal Mining Lease Agreement	8/14/2006	WPP LLC to Williamson Energy, LLC	Coal reserves in Williamson and Franklin Counties, IL	WC Misc 301-480 FC #2006-6571	Leased	Yes

First Amendment to Amended and Coal Mining Lease Agreement	5/19/2008	WPP LLC to Williamson Energy, LLC	Coal reserves in Williamson and Franklin Counties, IL	Not recorded	Leased	Yes

Amendment to Amended and Restated Coal Mining Lease Agreement	12/18/2009	WPP LLC to Williamson Energy, LLC	Coal reserves in Williamson County, IL	Not recorded	Leased	Yes

Third Amendment to Amended and Restated Coal Mining Lease Agreement	8/12/2010	WPP LLC to Williamson Energy, LLC	Coal reserves in Williamson and Franklin Counties, IL	Not recorded	Leased	Yes

Short Form or Memorandum of First Amendment, Second Amendment and Third Amendment to Amended and Restated Coal Mining Lease Agreement	8/12/2010	WPP LLC to Williamson Energy, LLC	Coal reserves in Williamson and Franklin Counties, IL	WC Misc 327-780 FC #2010-5467	Leased	Yes

Description/ Title of	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Fourth Amendment to Amended and Restated Coal Mining Lease Agreement	6/30/2011 (effective 4/1/2011)	WPP LLC to Williamson Energy, LLC	Coal reserves in Williamson County, IL	Not recorded	Leased	Yes

Short Form or Memorandum of Fourth Amendment to Amended and Restated Coal Mining Lease Agreement	6/30/2011 (effective 4/1/2011)	WPP LLC to Williamson Energy, LLC	Coal reserves in Williamson County, IL	WC Misc 331-312	Leased	Yes

Partial Release of Leased Premises from Amended and Restated Coal Mining Lease Agreement	6/30/2011 (effective 4/1/2011)	WPP LLC to Williamson Energy, LLC	Releases certain coal reserves in Franklin County, IL	FC #2011-3006	Leased	Yes

Short Form of Lease and Sublease	5/1/2005	Williamson Development Company LLC to Williamson Energy, LLC	Coal reserves in Williamson County, IL	WC Misc 291-461	Leased	Yes

Short Form of Lease	3/13/2006	Independence Land Company, LLC and Williamson Energy, LLC	Coal Reserves in Williamson County, Illinois	Misc 301 Page 479	Leased	Yes

First Amended and Restated Lease (Coal Prep Plant)	10/15/2006	Williamson Development Company, LLC and Williamson Energy, LLC	Pond Creek Processing Plant	Misc 313 Page 620	Leased	Yes

Description/ Title of	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Coal Mining Lease and Sublease	8/12/2010	Colt LLC to Williamson Energy, LLC	Coal Reserves in Williamson, Franklin, and Saline Counties, IL	Not recorded	Leased	Yes

Short Form or Memorandum of Coal Mining Lease and Sublease	8/12/2010	Colt LLC to Williamson Energy, LLC	Coal Reserves in Williamson, Franklin, and Saline Counties, IL	WC Misc 325-897 FC #2010-3874 SC 1981-610	Leased	Yes

Partial Release of Premises from Coal Mining Lease and Sublease	6/30/2011 (effective 4/1/2011)	Colt LLC and Williamson Energy, LLC	Releases certain coal reserves in Williamson County, IL	WC Misc 331-310	Leased	Yes

First Amendment to Coal Mining Lease and Sublease	6/30/2011 (effective 4/1/2011)	Colt LLC and Williamson Energy, LLC	Coal reserves in Williamson, Franklin, and Saline Counties, IL	Not recorded	Leased	Yes

Short Form or Memorandum after First Amendment to Coal Mining Lease and Sublease	6/30/2011 (effective 4/1/2011)	Colt LLC and Williamson Energy, LLC	Coal reserves in Williamson, Franklin, and Saline Counties, IL	WC Misc 331-311 FC #2011-3008 SC 2003-978	Leased	Yes

First Amended and Restated Lease (Rail Load Out Lease)	10/15/2006	Williamson Development Company, LLC and Williamson Energy, LLC	Pond Creek Rail Load Out	Misc 313 Page 619	Leased	Yes

Deed	8/12/2010	Williamson Development Company, LLC and Williamson Energy, LLC	Surface required for Williamson Energy, LLC Operations	TBD	Owned	Yes

Description/ Title of	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Easement	8/12/2010	Williamson Development Company, LLC and Williamson Energy, LLC	“Snake areas” required for Williamson Energy, LLC Operations	TBD	Owned	Yes

Ground Lease	8/12/2010	Eberhart to Williamson Development Company, LLC assigned to Williamson Energy, LLC	Ground lease required for Williamson Energy, LLC Operations	TBD	Leased	Yes

Ground Lease	8/12/2010	Summers to Independence Land Company, LLC to Williamson Energy, LLC	Ground lease required for Williamson Energy, LLC Operations	TBD	Leased	Yes

DEBTOR/GRANTOR:

SUGAR CAMP ENERGY, LLC

11351 N. Thompsonville Road

Macedonia, Illinois 62860

Franklin County, Illinois

Hamilton County, Illinois (Coal Reserves only)

Saline County, Illinois (Coal Reserves only)

Description/Title of Document	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Coal Mining Lease	7/29/2005	RGGS Land & Minerals & Sugar Camp Energy, LLC	Properties located in Franklin County IL as described in Exhibit A	FC-0083,	Leased	Yes

Consent to Mine	1/22/2010	Ruger Coal Company, LLC & Sugar Camp Energy, LLC	Consent with respect to Illinois Fuels Lease	FC-0233	Leased	Yes

Warranty Deed	1/15/2009	Rodney Smith and Marta Smith to Sugar Camp Energy, LLC	Pt Lot 121 and Pt Lot 122 in Kokopelli Estates	Surface WC-0152, WC481-772	Owned	Yes

Easement	3/4/2010	Glendall E Johnston a.k.a Glen Johnston and Carolyn S. Johnston, a.k.a Carolyn Johnston, husband and Wife to Sugar Camp Energy, LLC	NW NW Sec 1-6-4 and NWNE Sec 1-6-4 Franklin County, Illinois	FC-0253 2010-1056	Owned	Yes

Easement	3/4/2010	Morris R Clark and Karan S. Clark to Sugar Camp Energy, LLC	NWNE and W2E2NE Sec 2-6-4 Franklin, Illinois	FC-0254 2010-1057	Owned	Yes

Easement	3/1/2010	David Blood and Melanie Blood, husband and wife to Sugar Camp Energy, LLC	Pt E2NENE Sec 2-6-4 Franklin County, Illinois 2010-1058	FC-0255	Owned	Yes

Easement	6/5/2010	Roger L. Sanders and Mary Ellen Sanders to Sugar Camp Energy, LLC	W 10 ac N3/4 of NESE Sec 6-6-5 Hamilton County, Illinois	HC-0078 221-117	Owned	Yes

Warranty Deed	6/1/2010	Patrick G. Mascal and Lori S. Mascal to Sugar Camp Energy, LLC	W2NESW and E2S2NWSW Sec 6-6-5 Hamilton Illinois	HC-0075 277/311	Owned	Yes

Overriding Royalty Interest Agreement	8/12/2010	Ruger Coal Company LLC to Sugar Camp Energy, LLC	Right to mine on Illinois Fuels TVA Lease	N/A	Leased	Yes

Overriding Royalty Interest Agreement	8/12/2010	Ruger Coal Company LLC to Sugar Camp Energy, LLC	Right to mine on Frankling County TVA Lease	N/A	Leased	No

Deed	8/12/2010	Williamson Development Company LLC to Sugar Camp Energy, LLC	Surface required for Sugar Camp Energy, LLC Operations	TBD	Owned	Yes

Deed	8/12/2010	Williamson Development Company LLC to Sugar Camp Energy, LLC	Surface in Hamilton County required for Sugar Camp Energy, LLC Operations	TBD	Owned	Yes

Deed	8/12/2010	Williamson Development Company LLC to Sugar Camp Energy, LLC	Surface at former Akin site required for Sugar Camp Energy, LLC Operations	TBD	Owned	Yes

Coal Mining Lease`	8/12/2010	Ruger Coal Company LLC to Sugar Camp Energy, LLC	Coal Reserves	TBD	Leased	Yes

DEBTOR/GRANTOR:

SITRAN LLC

Description/Title of	Date	Parties	Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
MOORAGE OPTIONS/LEASES KENTUCKY

Option To Lease	3/30/2009	BaLdauf Farms LLC and Sitran LLC	1825 lineal feet along south Bank of Ohio River being on the north side of property identified as Tax Map #20-9 in Henderson County KY.		Lease	No

Option To Lease	4/6/2009	Virginia T. Hillis and Sitran LLC	2630 lineal feet along the south bank of the Ohio River, being on the north side of property identified as Tax Map #20-3, in Henderson Co. KY.		Lease	No

Option To Lease	6/4/2009	Alan Grossman an individual, Gary Grossman, an individual and Sitran LLC	750 lineal feet along the south bank of the Ohio River being on the north side of property identified as Tax-Map #29-24 in Henderson Co. KY.		Lease	No

Option To Lease	8/10/2009	Rosenberg Farms, Inc and Sitran LLC	560 lineal feet along the south bank of the Ohio River being on the north side of the property identified as Tax Map #29-23 in Henderson County KY.		Lease	No

Option To Lease	6/24/2009	Umpqua Growth Limited Partnership and Sitran LLC	1430 lineal feet along the south bank of the Ohio River being on the North side of the property identified as Tax Map #20-2 in Henderson County KY.	Lease	No

Deed of Correction	10/22/2009	Norberta Belle Williams, Harold Alvin Williams and Sitran LLC	An undivided 1/4th:Certain property in the Ohio River known as Karr Island, which property was granted to Hopson Karr and N.S. Karr by a governor’s patente on 12/21/1960 that is recorded in the Henderson Co Bk 202 Pg 266	Owned	No

Deed of Correction	10/22/2009	Joyce Mae Hurley & Deon H. Hurley and Sitran LLC	An undivided 1/4th:Certain property in the Ohio River known as Karr Island, which property was granted to Hopson Karr and N.S. Karr by a governor’s patente on 12/21/1960 that is recorded in the Henderson Co Bk 202 Pg 266	Owned	No

Deed of Conveyance	10/22/2009	Lisa Michelle Karr Hughes & Darrell C. Hughes and Sitran LLC	An undivided 2/15th:Certain property in the Ohio River known as Karr Island, which property was granted to Hopson Karr and N.S. Karr by a governor’s patente on 12/21/1960 that is recorded in the Henderson Co Bk 202 Pg 266	Owned	No

Deed of Conveyance	10/22/2009	Rise Karr and Sitran LLC	An undivided 2/15th: Certain property in the Ohio River known as Karr Island, which property was granted to Hopson Karr and N.S. Karr by a governor’s patente on 12/21/1960 that is recorded in the Henderson Co Bk 202 Pg 266		Owned	No

Option To Lease	4/10/2009	Kay Karr Brooks and Sitran LLC	An undivided 2/15th: Certain property in the Ohio River known as Karr Island, which property was granted to Hopson Karr and N.S. Karr by a governor’s patente on 12/21/1960 that is recorded in the Henderson Co Bk 202 Pg 266		Lease	No

Option To Lease	4/10/2009	Robert Karr & Rebecca S. Karr, his wife, and Sitran LLC	An undivided 2/15th: Certain property in the Ohio River known as Karr Island, which property was granted to Hopson Karr and N.S. Karr by a governor’s patente on 12/21/1960 that is recorded in the Henderson Co Bk 202 Pg 266		Lease	No

Deed of Conveyance	11/20/2009	Scott A. Peck & City Peck, his wife and Sitran LLC	An undivided 1/20th: Certain property in the Ohio River known as Karr Island, which property was granted to Hopson Karr and N.S. Karr by a governor’s patente on 12/21/1960 that is recorded in the Henderson Co Bk 202 Pg 266	HC-0011 (Ky) Book 572 Pg 1006	Owned	No

Deed of Conveyance	11/20/2009	Stephen K. Peck and Sitran LLC	An undivided 1/20th:Certain property in the Ohio River known as Karr Island, which property was granted to Hopson Karr and N.S. Karr by a governor’s patente on 12/21/1960 that is recorded in the Henderson Co Bk 202 Pg 266	HC-0012 (Ky) Book 572 Pg 1010	Owned	No

EASEMENTS INDIANA

Easement	3/4/2009	Kenneth W. Burgdorf, as Trustee of the Kenneth W. Burgdorf Revocable Trust and Marilyn T. Burgdorf, Trustee of the Marilyn T. Burgdorf Revocable Trust and Sitran LLC	4.99 acres located in part of Northeast Quarter of Section 11, Township 7 South, Range 12 West in Posey County Indiana.	PC-0005 (IN)	Owned	No

Temporary Easement	11/20/2008	Pauline Burgdorf and Sitran LLC	4.99 acres located in part of the Northeast Quarter of Section 11, Township 7 South, Range 12 West in Posey County Indiana.	PC-0011 (IN) 200804978	Owned	No

Contract To Acquire Easement	11/20/2008	Pauline Burgdorf and Sitran LLC	4.99 acres located in part of the Northeast Quarter of Section 11, Township 7 South, Range 12 West in Posey County Indiana.	PC-0011 (IN) 200804978 Closing date 01/15/2012	Owned	No

Non-Exclusive Easement and Temporary Construction Easement	10/20/2009	Southern Indiana Gas and Electric Company an Indiana public utility company doing business as Vectren Energy Delivery of Indiana, Inc. and Oeneus LLC d/b/a SAVATRAN LLC and Sitran LLC	Part of Southeast Quarter of the Southwest Quarter of Section 22 and part of the Northeast Quarter of the Northwest Quarter of Section 27 all being in Township 6 South, Range 12 West in Posey County, Indiana	PC-0018 (IN) 200904540	Owned	No

Quit Claim Deed		Southern Indiana Gas and Electric Company an Indiana public utility company doing business as Vectren Energy Delivery of Indiana, Inc. and Oeneus LLC d/b/a SAVATRAN LLC and Sitran LLC	Part of the West Half of Section 23, Township 7 South, Range 12 West in Posey County Indiana	PC-00	Owned	No

DEBTOR/GRANTOR:

OENEUS LLC D/B/A SAVATRAN LLC

Description/Title of Document	Date	Parties	Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
INDIANA RAIL LOOP AND DOCK

Personal Representatives Deed	1/9/2009	Alfred A. Mohr, as Personal Representative of the Estate of Aurelia F. Mohr, deceased and SAVATRAN LLC	Undivided 1/2 interest in: SE NW 14-7-12 except 5 feet on north side; NESW 14-7-12 81.742 acres Posey Co. IN	PC-0001 (IN) 200900228	Owned	Yes

Warranty Deed	1/9/2009	Alfred A. Mohr and SAVATRAN LLC	Undivided 1/2 interest in: SE NW 14-7-12 except 5 feet on north side; NESW 14-7-12 81.742 acres Posey Co. IN	PC-0001 (IN) 200900227	Owned	Yes

Warranty Deed	1/8/2010	Catherine B. Elbert, Linda Kay Elbert and Catherine Charlene Elbert as General Partners of the Charles R. Elbert Family Limited Partnership and SAVATRAN LLC	45.949 acres As part of the W/2 23-7-12 Posey Co. IN	PC-0002 (IN) 201000225	Owned	Yes

Corrective Warranty Deed	1/8/2010	Catherine B. Elbert, Linda Kay Elbert and Catherine Charlene Elbert as General Partners of the Charles R. Elbert Family Limited Partnership and SAVATRAN LLC	Pt SE SW 14-7-12 23 acres & Pt NW/4 23-7-12 16.30 acres Posey Co. IN	PC-0002 (IN) 201000226. This deed replaces WD 200900675 because of surveyor’s error in description.	Owned	Yes

Trustee’s Deed	12/17/2008	Old National Trust Company as Successor Trustee under the James L. Boerner Revocable Trust Agreement and SAVATRAN LLC	Pt W/2 Section 23-7-12 70 acres Posey Co. IN	PC-0003 (IN) 200805149	Owned	Yes

Warranty Deed	12/15/2008	Kenneth J. Juncker Mary L. Juncker Emily A Moore Robert E Moore Jr. Joseph T. Yount, Beth Ann Folz, as Guardian ad Litem for Alexander A. Moore, Dana M Junker, Rebecca A. Wildeman, Anna L Blankenbaker (each afore mentioned signing as an individual and as a partner in JARD Group, Allyn Simpson, Ronald Simpson, Edward L. Thompson, as personal Representative of the Estate of Marilyn Thompson, Nathalie A. Elderkin, Charles A. Thompson, L. David Allyn, Jennifer L. Velasquez, Matthew D. Allyn and Michael L. Allyn and SAVATRAN LLC	Pt NWNW & NENW 14-7-12 72.741 acres & 27.986 acres off N side NWNW & Pt. N/2 14-7-12 Posey Co. Indiana	PC-0007 200804974	Owned	Yes

Quitclaim Deed	12/15/2008	Kenneth J. Juncker Mary L. Juncker Emily A Moore Robert E Moore Jr. Joseph T. Yount, Beth Ann Folz, as Guardian ad Litem for Alexander A. Moore, Dana M Junker, Rebecca A. Wildeman, Anna L Blankenbaker (each afore mentioned siging as an individual and as a	5 feet on S Line of N/2 NW/4 14-7-12 a distance of 68 1/2 rods and 5 feet in width.	PC-0007 (IN) 200804975 This was a access road at the top of the Allyn Property.	Owned	Yes

Correction Quitclaim Deed	12/17/2009	Edward l. Thompson, Individually and SAVATRAN LLC	5 feet on S Line of N/2 NW/4 14-7-12 a distance of 68 1/2 rods and 5 feet in width.	PC-0007 (IN) 200805013 Edward Thompson inadvertently signed as Personal Representative of the Estate of Marilyn K. Thompson by PRD dated 10/31/2008	Owned	Yes

Correction Warranty Deed	12/17/2009	Edward l. Thompson, Individually and SAVATRAN LLC	Pt NWNW & NENW 14-7-12 72.741 acres & 27.986 acres off N side NWNW & Pt. N/2 14-7-12 Posey Co. Indiana	PC-0007 (IN) 200805012 Edward Thompson inadvertently signed as Personal Representative of the Estate of Marilyn K. Thompson by PRD dated 10/31/2008	Owned	Yes

Rec Memo & Option to Purchase	7/16/2008	Gerald G. Mohr and Esther R. Mohr and Oeneus LLC d/b/a SAVATAN LLC	6.89 acres within SW/4 south of Old State Rd. Section 11-7-12 Posey Co. IN	PC-0008 (IN)200803305 Option Expires 07/16/2010. We do not believe we will close on this.	Owned	Yes

Warranty Deed	3/26/2009	Orval Ungethum and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 SW/4 Section 14-7-12 29.302 acres Posey Co. IN	PC-0009 (IN) 200901384	Owned	Yes

Warranty Deed	12/18/2008	Raymond W. Boerner, Evelyn Staples, Ronald Lee Boerner & Ruben F. Roehr as Personal Rep. of the Estate of Dorothy Mae Roehr and SAVATRAN LLC	E/2 SWNW & NENWSW Section 14-7-12 & 1/2 interest to 5 feet on S Line N/2 NW/4 14-7-2 a distance of 68 1/2 rods and 5 feet in width. Posey Co. IN.30.675 acres	PC-0010 (IN) 200805150	Owned	Yes

Rec Memo & Option to Purchase	10/14/2008	Margie J. Angermeier (Life Estate), Glenda S. Elpers(1/3 remainder); Paul L. Angermeier (1/3 remainder); Glenn V. Agnermeier (1/3 remainder) and Oeneus LLC d/b/a SAVATRAN LLC	8 acres as pt of S/2 SW/4 Section 10-7-12 Posey Co IN	PC-0012 (IN) 200804520 Expires 10/14/2010 We do not believe we will close on this.	Owned	Yes

Warranty Deed	3/31/2009	Arthur W. Boerner, as life tenant, Elizabeth A. Howery and Sharon L. Bauman and Oenues LLC d/b/a SAVATRAN LLC	S/2 NWNE 14-7-12 & all of SWNE east of Public Road 40.843 and 1acre part of SWNE 14-7-12 Posey Co Indiana	PC-00014 (IN) 200901505 Arthur reserves life estate in house and 1 ac tract B. Reserves road easement for access to house; right to farm for $1.00 any portion left after construction.	Owned	Yes

Quitclaim Deed	3/31/2009	Arthur W. Boerner, as life tenant, Elizabeth A. Howery and Sharon L. Bauman and Oenues LLC d/b/a SAVATRAN LLC	5 feet on S Line of N/2 NW/4 14-7-12 a distance of 68 1/2 rods and 5 feet in width.	PC-0014 (IN) 2009-01504 this is an access road across the top of the Alyn heirs property.	Owned	Yes

Non-Penetration Agreement	3/31/2009	Arthur W. Boerner, as life tenant, Elizabeth A. Howery and Sharon L. Bauman and Oenues LLC d/b/a SAVATRAN LLC	S/2 NWNE 14-7-12 & all of SWNE east of Public Road 40.843 and 1acre part of SWNE 14-7-12 Posey Co Indiana	PC-0014 (IN) Boerner Heirs own minerals would not sell this keeps them from having any development of the minerals.	Owned	Yes

Easement	3/31/2009	Arthur W. Boerner, as life tenant, Elizabeth A. Howery and Sharon L. Bauman and Oenues LLC d/b/a SAVATRAN LLC	S/2 NWNE 14-7-12 & all of SWNE east of Public Road 40.843 and 1acre part of SWNE 14-7-12 Posey Co Indiana	PC-0014 (IN) 200901506 Access easement to house and 1 ac and access to 30 acres that is land locked after construction.	Owned	Yes

Real Estate Mortgage, Security Agreement, Collateral Assignment of Rents and Leases, and Fixture Filing	3/31/2009	Arthur W. Boerner, as life tenant, Elizabeth A. Howery and Sharon L. Bauman and Oenues LLC d/b/a SAVATRAN LLC	S/2 NWNE 14-7-12 & all of SWNE east of Public Road 40.843 and 1acre part of SWNE 14-7-12 Posey Co Indiana	PC-0014 (IN) 200901507 Promissory note to Elizabeth Howery and Sharon L Bauman 1,075,000. paid as follows 287,500 yr1, 275,000 yr 2 262500 yr 3 1075000	Owned	Yes

Rec Memo & Option to Purchase	2/27/2009	Larry E. Orth 5/12 int. Agnes L. York as Trustee of the Agnes L. York Revocable Trust Agreement 5/12 interest; Vickie L. Orth 2/12 interest and Oeneus LLC d/ba/ SAVATRAN LLC	Pt. SWSE 11-7-12 containing 0.90 acres	PC-0015 200900926	Owned	Yes
EASEMENTS INDIANA

Easement	9/16/2009	Oeneus LLC to Southern Indiana Gas and Electric Company and Indiana corp d/b/a Vectren Energy Delivery of Indiana, Inc.	Pt NE/4 14-7-12 Posey Co IN containing 0.28 acres more or less.	PC-0017 (IN) Electric power line easement Gibson to Brown 345 line.	Owned	No

Non-Exclusive Easement and Temporary Construction Easement	10/20/2009	Southern Indiana Gas and Electric Company an Indiana public utility company doing business as Vectren Energy Delivery of Indiana, Inc. and Oeneus LLC d/b/a SAVATRAN LLC and Sitran LLC	Part of Southeast Quarter of the Southwest Quarter of Section 22 and part of the Northeast Quarter of the Northwest Quarter of Section 27 all being in Township 6 South, Range 12 West in Posey County, Indiana	PC-0018 (IN) 200904540	Owned	No

Electric Distribution Line Easement	7/13/2010	Savatran LLC, to Southern Indiana Gas and Electric Company an Indiana public utility company doing business as Vectren Energy Delivery of Indiana, Inc.	Pt N2 of NW Section 14, Township 7 South, Range 12 West Posey County, Indiana	PC-0021 (IN) Need Recorded Copy	Owned	No

Electric Distribution Line Easement	7/13/2010	Southern Indiana Gas and Electric Company an Indiana public utility company doing business as Vectren Energy Delivery of Indiana, Inc. and Oeneus LLC d/b/a SAVATRAN LLC	Pt W2 NE Section 14, Township 7 South, Range 12 West. Posey County, Indiana	PC-0022 (IN) Need Recorded Copy	Owned	No
SUGAR CAMP TO McLEANSBORO RAIL LINE ILLINOIS

Easement	10/17/2008	Kelly Markus & Gina Markus to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NESE 3-5-5 Hamilton County IL 4.87 acres	HC-0001 BK 216 Pg 156 Rail Road Easement.	Owned	Yes

Easement	10/17/2008	Gerald Spihlman & Judith Spihlman to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NESE 3-5-5 Hamilton County IL 4.87 acres	HC-0001 BK 216 Pg 147 Rail Road Easement.	Owned	Yes

Easement	10/24/2008	Thomas Markus & Jeanete Markus to Oeneus LLC d/ba/ SAVATRAN LLC	Pt. NESE 3-5-5 Hamilton County IL 4.87 acres	HC-0001 Bk 216 Pg 163 Rail Road Easement	Owned	Yes

Easement	7/24/2008	White Oak Resources Land, LLC to Oeneus LLC d/b/a SAVATRAN	Pt. SW/4 & SE/4 6-5-5 Hamilton County IL containing 11.45 acres	HC-0002 Bk 217 Pg 732 Initial Option was with Larry Myers who sold to White Oak.	Owned	Yes

Warranty Deed	2/4/2008	Charles R. Moore & Nani Sue Moore to Oeneus LLC d/b/a SAVATRAN LLC	Pt. W/2 NW/4 28-5-5 containing 3 acres more or Less Pt. SWNE 29-5-5 containing 13 acres more or less.	HC-0004 Taded 65.63 acres and 8.73 acres of the W/2 NW/4 28-5-5 to Clark. Traded 137 acres in NE/4 29-5-5 Hamilton Co. IL to Burris. Remaining property for wet lands mitigation.	Owned	Yes

Easement	9/24/2009	David Bert Lemke & Shirley K. Lemke to Oeneus LLC d/b/a SAVATRAN LLC	Pt N/2 SE/4 1-T5S-R5E Hamilton Co. IL containing 10.16 ac	HC-0005 Bk 215 Pg 801	Owned	Yes

Warranty Deed	12/19/2007	Terri S. Irvin, Successor Trustee to the Kenneth C. Myers and Eula P. Myers Revocable Trust to Oeneus LLC d/b/a SAVATRAN LLC	SW NW; NW SW 1-T5S-R5E; 40 acres within E/2 NE/4 and E/2 NE/4 11-T5S-R5E Hamilton Co IL	HC-0006 Bk 273 Pg 22 Traded part of this property to Kenneth Willis.	Owned	Yes

Warranty Deed	5/28/2008	Grover C. Galloway and Mildred F. Galloway to Oeneus LLC d/b/a SAVATRAN LLC	W/2 SWSE; and E/2 SW/4 3-T5S-R5E Hamilton Co IL containing 100 acres	HC-0008 Bk 273 Pg 812 6.10 acres used for rail. Farming agreement Kenny Waier.	Owned	Yes

Special Warranty Deed	4/21/2008	Kenneth P. Willis & Wilma June Willis to Oneneus LLC d/b/a SAVATRAN	South 5 acres of NESE 2-T5S-R5E Hamilton Co. IL	HC-0011 Bk 273 Pg614	Owned	Yes

Warranty Deed	2/28/2008	Wilma June Willis to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NW SE 3-T5S-R5E Hamilton County IL containing 7.02 acres	HC-0012 Bk 273 Pg 321	Owned	Yes

Easement	11/3/2008	Garry R. Heil & Karla Heil to Oeneus LLC d/b/a SAVATRAN	Pt. W/2 SW 16-T5S-R5E Hamilton Co. IL containing 10.08 acres	HC-0014 Bk216 Pg 221	Owned	Yes

Warranty Deed	9/15/2009	David Willett & Robin Willett to Oeneus LLC d/b/a SAVATRAN	Undivided 1/2 interest pt SE/4 9-T5S-R5E Hamilton Co. IL containing 40 acres	HC-0015 Bk 274 Pg 445 Willett retained first right of refusal.	Owned	Yes

Warranty Deed	9/30/2008	Rickey L. Denham to Oeneus LLC d/b/a SAVATRAN LLC	Pt SE/4 9-T5S-R5E Hamilton Co. IL containing 3.36 acres	HC-0016 Bk 274 Pg 535 The rail line goes through Mr. Denham’s residence we had to replace the residence and barn.	Owned	Yes

Warranty Deed	2/5/2008	Melinda Hunter to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/5 interest to pt NW SE 3-T5S-R5E Hamilton Co. IL containing 7 acres.	HC-0017 Bk 273 Pg 290 Bennett Heirs.	Owned	Yes

Warranty Deed	2/4/2008	Joyce Annette Medley to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/20 interest to pt NW SE 3-T5S-R5E Hamilton Co. IL containing 7.02 acres	HC-0018 Bk 273 Pg 293 Bennett Heirs. We deed her oil and gas back Quitclaim Deed 273/478 We did not option the oil and gas.	Owned	Yes

Warranty Deed	5/7/2009	Hobart J. Campbell & Helen B. Campbell to Oeneus LLC d/b/a SAVATRAN LLC	Pt. SW/4 31-5-5 & pt NW/4 6-T5S-R5E containing 9.27 acres; Pt. SW/4 31-T5S-R5E containing 1.84 acres; Pt NW/4 6-T5S-R5E containing 1.28 acres Hamilton Co. IL	HC-0019 Bk 275 Pg 506 Both rail right of way and extra footage at Macedonia road crossing.	Owned	Yes

Warranty Deed	10/10/2006	Daniel R. Tennyson to Oeneus LLC d/b/a SAVATRAN LLC	Pt NEWS 6-T5S-R6E 3.21 acres Hamilton Co. IL	HC-0020 Retained only rail right of way traded remainder to Kirsch.	Owned	Yes

Special Warranty Deed	05/05/2009	Oeneus LLC d/b/a SAVATRAN LLC to Alan Kirsch and Denise Kirsch	Pt NEWS 6-T5S-R6E 13.003 acres Hamilton Co. IL	HC-0020 Bk 270 Pg 595 Portion traded to Kirsch.	Owned	Yes

Easement	2/17/2009	Wendell Myers & Judith Myers to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NESW 1-T5S-R5E Hamilton Co. IL containing 5.37	HC-0021 Bk 216 Pg 654 Rail right of way easement	Owned	Yes

Warranty Deed	2/5/2008	Marilyn Ann Lynn to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/20 interest to pt NW SE 3-T5S-R5E Hamilton Co. IL containing 7.02 acres	HC-0022 Bk 273 Pg 287 Bennett Heirs	Owned	Yes

Warranty Deed	10/25/2008	Roy Dean Bennett to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/5 interest to pt NW SE 3-T5S-R5E Hamilton Co. IL containing 7 acres.	HC-0023 Bk 274 Pg 667 Bennett Heirs; Mr. Bennett refused to close we filed Specific Performance Complaint Mr. Bennett then decided to close.	Owned	Yes

Warranty Deed	2/20/2008	Mary Ellen Tennyson to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/5 interest to pt NW SE 3-T5S-R5E Hamilton Co. IL containing 7 acres.	HC-0024 Bk 273 Pg. 342 Bennett Heirs/ Mrs. Bennett has the option to repurchase.	Owned	Yes

Warranty Deed	2/20/2008	Robert L Bennett to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/5 interest to pt NW SE 3-T5S-R5E Hamilton Co. IL containing 7 acres.	HC-0025 Bk 273 Pg. 318 Bennett Heirs/ Mr. Bennett has the option to repurchase.	Owned	Yes

Warranty Deed	12/11/2009	Joseph Rexing & Liudmyla Rexing to Oeneus LLC d/b/a SAVATRAN LLC	22.68 acres all in Township 5 S. Range 5 E Hamilton Co Illinois	HC-0027 Bk 276 Pg 628 Mr. Rexing Refused to close filed suit forced to close etc.	Owned	Yes

Special Warranty Deed	12/11/2009	Oeneus LLC d/b/a SAVATRAN LLC to Joseph Rexing	Pt. E/2 SW & pt. SENW of 20-T5S-R5E Hamilton Co. IL containing 112.13 acres	HC-0027 Bk Pg Remainder of Judith Gregory traded to Rexing.	Owned	Yes

Warranty Deed	2/14/2007	Betty Gibbs to Oeneus LLC d/b/a SAVATRAN LLC	Surface only pt W/2 NW and N 10 Ac NWSW 10-T5S-R5E Hamilton Co. IL containing 11.83 acres	HC-0028 Bk 271 Pg 93 Retained only rail right of way traded remaining to Alan Kirsch Special Warranty Deed Bk. 275 Pg 503	Owned	Yes

Easement	11/28/2006	Jim Holms & Ruth Holms to Oeneus LLC d/b/a SAVATRAN LLC	Pt. SW/4 & pt. W/2 SE/ 2-T5S-R5E Hamilton Co. IL containing 13.17 acres	HC-0029 Bk 212 Pg 209 Mr. Holms has the right to put a portion of his property to us upon completion of the rail.	Owned	Yes

Warranty Deed	9/5/2009	Judith A. Peters and Charles W. Peters to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/2 interest in South 28.25 acres of W/2 SW 3-T5S-R5E Hamilton Co. IL	HC-0030 Bk 274 Pg 401 Kenny Waier has 10 year farming lease. Must relocate RLC water main.	Owned	Yes

Warranty Deed	9/3/2009	Jerry L. Stiverson; Paula J. Stiverson as individuals and as co-trustees of the Paula J Stiverson Trust to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/2 interest in South 28.25 acres of W/2 SW 3-T5S-R5E Hamilton Co. IL	HC-0032 Bk 274 Pg 463 Kenny Waier has 10 yr farming lease. Must relocate RLC water main.	Owned	Yes

Corrected Warranty Deed	9/5/2008	Michael Hutchcraft and Melissa Hutchcraft to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/2 interest in pt SE/4 of 9-T5S-R5E containing 40 acres Hamil ton Co IL	HC-0033 Bk 274 Pg 412 Deed Corrected to waive homestead rights.	Owned	Yes

Warranty Deed	5/17/2007	Laura Dennis f/k/a Laura Lane to Oeneus LLC d/b/a SAVATRAN	Pt NW NW 21-T5s-R5E being 300ft x 160ft. Hamilton Co. IL	HC-0034 Bk 271 Pg 494 Rail design went through Ms. Dennis house; house purchased and moved by Garry Heil. 0.17 acres of this property was conveyed to Dennis Smith by Special Warranty Deed 275/537	Owned	Yes

Warranty Deed	5/8/2009	Katherine McRoy f/k/a Katherine Smith; Donald McRoy; Dennis L. Smith and Judy A. Smith to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NW NW & Pt. NENW 21-T5S-R5E 3.37 acres Hamilton Co. IL	HC-0035 Bk 275 Pg 541	Owned	Yes

Warranty Deed	7/30/2008	Michael D. Burris & Tina Burris to Oeneus LLC d/b/a SAVATRAN LLC	Pt. SW/4 21 & Pt. SW NW 21-T5S-R5E Hamilton County IL containing 15.72 acres	HC-0039 Bk 274 Pg237	Owned	Yes

Special Warranty Deed	7/30/2008	Oeneus LLC d/b/a SAVATRAN LLC to Michael D. Burris & Tina Burris	Pt. NE/4 29-T5S-R5E Hamilton Co. IL containing 136.17 acres	HC-0039 Bk 274 Pg234 Traded pt Charlie Moore property HC-0004	Owned	Yes

Warranty Deed	11/6/2008	Robert J. Gray & Denise Gray to Oeneus LLC d/b/a SAVATRAN LLC	Pt. SE/4 9-T5S-R5E Hamilton Co. IL containing 51.93	HC-0040 274 Pg 715 Deed restriction of single family residence and grain farming only Mr. Gray’s son has a first right of refusal.	Owned	Yes

Warranty Deed	7/26/2007	Charles M. Bowers & Tammy Bowers to Oeneus LLC d/b/a SAVATRAN LLC	NE SE; W/2 SE NE 30-T5S-R5E Hamilton Co. IL containing 60 acres.	HC-0041 Bk 272 Pg 1	Owned	Yes

Warranty Deed	10/2/2008	Jeffrey A. Lueke and Michele L. Lueke to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NW/4 16-T5S-R5E 2.65 acres; PT SWSE 9-T5S-R5E 0.02 acre Hamilton Co. IL	HC-0042 Bk 274 Pg 587	Owned	Yes

Warranty Deed	11/6/2007	Jeffrey A. Lueke and Michele L. Lueke to Oeneus LLC d/b/a SAVATRAN LLC	Pt NW/4 16-T5S-R5E 8.64 acres Hamilton Co. IL	HC-0042 Bk 272/710	Owned	Yes

Warranty Deed	5/5/2009	Alan Kirsch & Denise Kirsch to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NE/4 6-T5S-R6E & PT SESE 31-T4S-R6E 2.61 acres Hamilton Co. IL	HC-0043 Bk 275/534	Owned	Yes

Easement	5/5/2009	Alan Kirsch & Denise Kirsch to Oeneus LLC d/b/a SAVATRAN LLC	8.33 acres pt SESE and E/2 SWSE 9-T5S-R5E; 7.36 acres pt NE/4 6-T5S-R6E & SESE 31-T4S-R6E; 2.70 ac pt NE 6-T5S-R6E Hamilton Co. IL	HC-0043 Bk 217/300	Owned	No

Special Warranty Deed	5/5/2009	Oeneus LLC d/b/a SAVATRAN LLC to Alan Kirsch and Denise Kirsch	pt W/2 NW/4 10-T5S-R5E Hamilton Co. IL containing 11.51 & Pt W/2 NW/4 10-T5S-R5E containing 66.12 acres Hamilton Co. IL	HC-0043 Bk 275/503 (Traded the Betty Gibbs property less rail to Kirsch)	Owned	Yes

Special Warranty Deed	5/5/2009	Oeneus LLC d/b/a SAVATRAN LLC to Alan Kirsch and Denise Kirsch	Pt. NW SE 6-T5S-R6E Hamilton County IL containing 13.03 acres;	HC-0043 Bk 275/499 (Traded the remainder of the Tennyson property to Kirsch)	Owned	Yes

Warranty Deed	11/6/2008	Kenneth A. Waier a/k/a Kenneth Waier to Oeneus LLC d/b/a SAVATRAN LLC	Pt SWSW & NWSW 32-T4S-R6E Hamilton Co IL containing 18.17 acres	HC-0044 274/711 (Kenny Waier has 10 yr farming agreement Galloway property)	Owned	Yes

Warranty Deed	4/26/2009	James Lee Maller to Oeneus LLC d/b/a SAVATRAN LLC	Pt SW/4 31-T5S-R5E Hamilton Co IL containing 5.11 acres	HC-0045 Bk 275/462 Rail line went through Mr. Mallers house and barn both have been removed.	Owned	Yes

Special Warranty Deed	4/26/2009	Oeneus LLC d/b/a SAVATRAN LLC to James Lee Maller	pt NE SE 36-T5S-R5E Franklin Co IL containing 5 acres	HC-0045 Bk 2009-1998 Property to purchased by SAVATAN 2009-1206 to replace Mr. Mallers homesite.	Owned	Yes

Warranty Deed	3/25/2009	Norman D. Melvin & Patricia K. Melvin to Oeneus LLC d/b/a SAVATRAN LLC	Pt S/2 SE/4 20-T5S-R5E Hamilton Co IL containing 12.14 acres	HC-0046 Bk 275/310	Owned	Yes

Warranty Deed	4/3/2009	Gary kearnery a/k/a Gary W. Kearnery to Oeneus LLC d/b/a SAVATRAN LLC	Pt SWSW 20-T5S-R5E & pt NWNW 29-T5S-R5E Hamilton Co. IL containing 5acres	HC-0047 Bk 275/362	Owned	Yes

Warranty Deed	12/8/2008	Dale Miller & Denise Miller to Oeneus LLC d/b/a SAVATRAN LLC	Pt E/2 NW/4 31-T5S-R5E Hamilton Co. IL containing 7.51 acres	HC-0049 Bk 274/873 We agreed by letter to relocate Mr. Millers water line.	Owned	Yes

Warranty Deed	2/6/2009	John M. Zelhart to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NE/4 30-T5S-R5E Hamilton Co Il containing 1.0 acre	HC-0050 Bk 275/109 We agreed to build him an access road and gave him perpetual access to his property.	Owned	Yes

Warranty Deed	3/6/2009	Donald G. Zelhart & Margaret R. Zelhart as co-Trustees of Donald G. Zelhart Living Trust to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/2 interest to pt NE/4 30-T5S-R5E Hamilton Co IL containing 4.11 acres	HC-0051 Bk 275/663 Agreed to gravel access road & repurchase rights	Owned	Yes

Warranty Deed	6/24/2008	Judith G. Gregory to Oeneus LLC d/b/a SAVATRAN LLC	6 acres pt SESW 20-T5S-R5E Hamilton Co IL	HC-0053 Bk 274/52 Traded 112 acres of this property to Joe Rexing.	Owned	Yes

Warranty Deed	7/16/2008	David Williams & Brandee Williams to Oeneus LLC d/b/a SAVATRAN LLC	Pt. NWNW 29-T5S-R5E Hamilton Co IL 0.65 acres	HC-0056 Bk 274/141 Purchased house rail going through garage. House rented.	Owned	Yes

Rental Agreement	9/12/2008	SAVATRAN LLC to William Webb	Pt. NWNW 29-T5S-R5E Hamilton Co IL 0.65 acres	HC-57 Rented house.	Leased	No

Warranty Deed	10/24/2008	Alva James Bennett to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/20th Pt NW SE 3-T5S-R5E Hamilton Co. IL containing 7.02 acres	HC-0058 Bk 274/664 Mr. Bennett would not close. Filed partition suite to force closing.	Owned	Yes

Warranty Deed	3/7/2009	Wanda G. Downs & Cecil L Downs to Oeneus LLC d/b/a SAVATRAN LLC	undivided 1/2 interest pt NE/4 30-T5S-R5E Hamilton Co IL containing 4.11 acres	HC-0059 Bk 275/667 Agreed to gravel access road & repurchase rights.	Owned	Yes

Corrected Warranty Deed	11/17/2008	Robert A. Williams & Barbara A. Williams to Oeneus LLC d/b/a SAVATRAN LLC	Pt SENE 1-T6S-R4E Franklin Co IL containing 4.474	FC-0023 2008-6300 purchased house; house has been removed.	Owned	Yes

Warranty Deed	10/10/2008	James Gregory Payne, as trustee of James Gregory Payne Trust to Oeneus LLC d/b/a SAVATRAN LLC	Pt E/2 NE 11-T6S-R4E & pt W/2 NW 12-T6S-R4E Franklin Co. IL containing 15.33 acres	FC-0024 2008-5818	Owned	Yes

Warranty Deed	10/10/2008	James Gregory Payne, as trustee of Zulene Payne Trust to Oeneus LLC d/b/a SAVATRAN LLC	Pt SW NE 11-T6S-R4E Franklin Co. IL containing 6.44 acres	FC-0025 2008-5817	Owned	Yes

Warranty Deed	1/11/2008	Reba L. Stokes Revocable Living Trust by Reba L. Stokes & Kenneth D. Stokes to Oeneus LLC d/b/a SAVATRAN LLC	pt SW NE; NWSE;SWSE & SESW 1-T6S-R4E NWNE; NENW; N3/4 SE NW 12-T6S-R4E Franklin County IL	FC-0029 2008-0603	Owned	Yes

Warranty Deed	3/6/2008	Morris R. Clark & Karan S. Clark to Oeneus LLC d/b/a SAVATRAN LLC	NE NE 1-T6S-R4E Franklin Co IL 40 acres	FC-0031 2008-1248	Owned	Yes

Easement	3/6/2008	Morris R. Clark & Karan S. Clark to Oeneus LLC d/b/a SAVATRAN LLC	0.685 of the SE SE 36 T5S-R4E Franklin Co IL	FC-0031 2008-1249	Owned	Yes

Special Warranty Deed	3/6/2008	Oeneus LLC d/b/a/ SAVATRAN LLC to Morris R. Clark & Karan S. Clark	Pt W/2 NW/4 28 T5S-R5E Hamilton Co. IL containing 74.36 acres	FC-0031 Bk 273/361 Traded remained of Charlie Moore HC-0004 to Clarks.	Owned	Yes

Quit Claim Deed	4/7/2008	Louise Harrison to Oeneus LLC d/b/a SAVATRAN LLC	Pt NW corner SE NE 1-T6S-R4E Franklin Co IL containing 1.26	FC-0134	Owned	Yes

Quit Claim Deed		Louise Harrison to Oeneus LLC d/b/a SAVATRAN LLC	PT SE NE 1-T6S-R4E Franklin Co IL	FC-0134	Owned	Yes

POND CREEK TO SUGAR CAMP CONNECTOR ROUTE

Recording Memo and Option to Purchase	9/14/2007	John H. Wiegand and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 NE 10; Pt. NE NE10 T7S; R4E Franklin Co. IL	FC-0086 Purchase rail right of way.	Owned	No

Recording Memo and Option to Purchase	1/15/2008	John H. Wiegand and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 NE 10; Pt. NE NE10 T7S; R4E Franklin Co. IL	FC-0086 Purchase rail right of way opt 2 or plan B.	Owned	No

Recording Memo and Option to Purchase	9/18/2007	Donald L. Bennett and Sharla Bennett and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 NW 14; Pt NW SW 14 T6S R4E Franklin Co. IL	FC-0087 Purchase rail right of way.	Owned	No

Recording Memo and Option to Purchase	10/8/2007	Daniel E. Harmon & Terri J. Harmon and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 NW 2 T7S R4E Franklin Co. IL	FC-0106 Purchase rail right of way.	Owned	No

Recording Memo and Option to Purchase	10/10/2008	Olen Max Harmon & Becky J Harmon and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 SW 35 T6S R6E Franklin Co IL	FC-0108 Purchase rail right of way.	Owned	No

Recording Memo and Option to Purchase	10/11/2007	Michael Pike & Brenda Pike and Oeneus LLC d/b/a SAVATRAN LLC	Pt. SE NE 27 T7S R4E Franklin Co. IL	FC-0109 Purchase rail right of way.	Owned	No

Recording Memo and Option to Purchase	10/12/2007	Marion Tow, George M. Tow & Karen L Tow and Oeneus LLC SAVATRAN LLC	Pt SESE 22 T7S R4E Franklin Co. IL	FC-110 Purchase rail right of way.	Owned	No

Recording Memo and Option to Purchase	7/2/2008	Marion Tow, George M. Tow & Karen L Tow and Oeneus LLC d/b/a SAVATRAN LLC	Pt. SE NE 27 T7S R4E Franklin Co. IL	FC-110 Purchase of 12.1 acres in addition to right of way.	Owned	No

Warranty Deed	10/26/2007	Carlton Heifner and Dixie Heifner and Oeneus LLC d/b/a SAVATRAN LLC	Pt. W/2 SW SW 22-T7S-R4E Franklin Co. IL 6 acres	FC-0111 Purchase of old rail bed. Hunting Lease to Marion Tow along rail bed.	Owned	Yes

Warranty Deed	4/25/2008	Andrew C. Julian & Susan E. Julian and Oeneus LLC d/b/a SAVATRAN LLC	Pt SW SE 10- T7S-R4E Franklin Co. IL 27.72 acres	FC-0112 Purchased house and rail right of way. House Rented to Eric Smith.	Owned	Yes

Recording Memo and Option to Purchase	10/15/2007	Gary L. Manis and Sharon L. Manis and Oeneus LLC d/b/a SAVATRAN LLC	Pt. SW NW 26-T6S-R4E Franklin Co. IL 4.65 acres	FC-0113 Purchase rail right of way.	Owned	No

Recording Memo and Option to Purchase	10/19/2007	Eddie Essary and Eliane Essary and Oeneus LLC d/b/a SAVATRAN LLC	Pt. NWSW 2-T7S-R4E Franklin Co. IL 2.25 acres	FC-0114 Purchase rail right of way.	Owned	No

Recording Memo and Option to Purchase	10/22/2007	Cora Jane Taylor & Beth Benns and Oeneus LLC d/b/a SAVATRAN LLC	Pt. S/2 NW 1; Pt NWSW 11-T6S-R4E Franklin Co IL 24.86 acres	FC-0115 Purchase rail right of way and additional acres.	Owned	No

Recording Memo and Option to Purchase	11/9/2007	David R. Payne & Rhonda Payne and Oeneus d/b/a SAVATRAN LLC	Pt.NWNE 15 T7S-R4E containing 9 ac; PtNW NW 26 T7S-R4E containing 4.64 acres Franklin Co. IL	FC-0122 Purchase rail right of way.	Owned	No

Warranty Deed	8/14/2008	Robert G. Buntin and Marjorie A. Buntin as Trustees of the Robert G. Buntin and Marjorie A. Buntin Joint Living Trust, and Michael M. Buntin and Brenda Buntin as Trustees of the Michael M. Buntin and Brenda Buntin Joint Living Trust and Oeneus LLC d/b/a SAVATRAN	Pt SW/4 23-6-4 Franklin County IL 7.07 acres; Pt NW/4 23 and pt SW/14 T64-R4E Frankling Co 16.14 acres	FC-0123 Purchase rail right of way.	Owned	Yes

Recording Memo and Option to Purchase	11/12/2007	Ruth E. Sweet & Danny Sweet and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 SW 35 T7S R4E Franklin Co. IL 7.48 acres	FC-0125 Purchase of rail right of way. Will plant trees along right of way	Owned	No

Recording Memo and Option to Purchase	11/12/2007	Ruth E. Sweet and Oeneus LLC d/b/a SAVATRAN LLC	Pt.SWNW 35 T7S R4E Franklin Co. IL 0.63 acres	FC-0126 Purchase of rail right of way. Purchased modular home and then sold and had moved.	Owned	No

Warranty Deed	4/23/2009	James Gregory Payne, as trustee James Gregory Payne Trust and Oeneus LLC d/b/a SAVATRAN LLC	Pt E/2 SE NW & SW/4 11 T6S-R4E Franklin Co. Il 5.83 acres	FC-0130 Purchase of rail right of way.	Owned	Yes

Recording Memo and Option to Purchase	11/28/2008	Ted Lawrence as Trustee of the Lawrence Trust and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 SW 2 T7S-R4E Franklin Co. IL 9.52 acres	FC-0131 Purchase of rail right of way and isolated land. Must plant trees along rail	Owned	No

Recording Memo and Option to Purchase	11/30/2007	Robert Leon McClerren & Cynthia McClerren and Oeneus LLC d/b/a SAVATRAN LLC	Pt. NWSW 35 1.34 acres & Pt W/2 NW 35 T7S-R4E Franklin Co. IL	FC-0132 Purchase of rail right of way.	Owned	No

Recording Memo and Option to Purchase	9/5/2008	Robert Leon McClerren & Robert G. McClerren and Oeneus LLC d/b/a SAVATRAN LLC	Pt. SW/4 & Pt NW SE 15 T7S R4E Franklin Co. IL 8.17 acres	FC-0132 Purchase rail right of way need to go around Jason Knight.	Owned	No

Recording Memo and Option to Purchase	11/28/2007	Robert Shane Croslin and Jodi Croslin and Oeneus LLC d/b/a SAVATRAN LLC	pt. NWNW 35 4.53 acres; Pt SWSW 26; pt NESE 27 4.71 acres T7S-R4E Franklin Co IL	FC-0133 Purchase rail right of way.	Owned	No

Warranty Deed	8/13/2008	Anita Miller, Trustee Anita Miller Revocable Living Trust, and Oneida Ann Murphy as Trustee of the John Robert Miller Revocable Living Trust and Oeneus LLC d/b/a SAVATRAN LLC	Pt. S/2 SW 11-T6S-R4E Franklin Co IL containing 57.31 acres.	FC-0136 Purchase of rail right of way and DESIGNATED WET LANDS BANK	Owned	Yes

Warranty Deed	2/27/2009	Stewart B Hungate and Oeneus LLC d/b/a SAVATRAN LLC	N/2 NE 27-T7S-4E Franklin Co IL containing 80 acres & a perpetual access easement	FC-0137 Purchase of rail right of way.	Owned	Yes

Recording Memo and Option to Purchase and Amendment One	1/18/2008	R. Ernest Payne & Dorothy M. Payne and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 E/2 Section 15 T7S-R4E containing 12 acres; Pt NE/4 of 22 T7S-R4E containing 23.33 acres	FC-0139 Purchase of rail right of way and rail right of way around Jason Knight.	Owned	No

Recording Memo and Option to Purchase	2/19/2008	Amos Clay Ing & Jo Ann Ing and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 SE 10 T7S-R4E Franklin Co. IL containing 4.64 acres	FC-0142 Purchase of rail right of way.	Owned	No

Recording Memo and Option to Purchase	3/5/2008	Donald W. Manis & Delores J. Manis and Oeneus LLC d/b/a SAVATRAN LLC	Pt. W/2 NW 35; Pt W/2 SW 26 T6S-R4E Franklin Co IL 18.36 acres.	FC-0145 Purchase of rail right of way.	Owned	No

Warranty Deed	5/28/2008	Dale Wes Williford & Melissa R Williford to Oeneus LLC d/b/a SAVATRAN LLC	N/2 NWNE 20 ac ±; N 10 ac NE NE T6S-R4E Franklin Co IL	FC-0152 Purchased for rail loop at Sugar Camp.	Owned	Yes

Warranty Deed	11/6/2009	Mauris D Kern a/k/a Mauris Kern and Oeneus LLC d/b/a SAVATRAN LLC	Pt NW SW 22-T7S-R4E 4.60 ac; Pt NW SW 22 T7S-R4E 3.86 ac; Pt S/2 S/2 22 T7S-R4E 39.01 ac; Pt S/2 S/2 22 & NE NW 27 T7S-R4E 57.69 acres Franklin Co IL	FC-0159 Purchased rail right of way around Jason Knight.	Owned	Yes

Warranty Deed	11/3/2009	Louis S Ison & Rose Ison and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 NW 22 T7S-R4E Franklin Co IL 9.26 acres	FC-0160 Purchased rail right of way around Jason Knight.	Owned	Yes

Recording Memo and Option to Purchase	9/8/2008	Kenneth D. Summers & Shelia K Summers and Oeneus LLC d/b/a SAVATRAN LLC	Pt NE SE 22; Pt NWSW 23 T6S-R4E Franklin Co IL 9.31 acres	FC-0161 Purchase rail right of way and isolated land.	Owned	No

Recording Memo and Option to Purchase	10/25/2007	Irene Wilkas and Oeneus LLC d/b/a SAVATRAN LLC	Pt W/2 NW 2-T8S-R4E; Pt NW SW 2 T8S-R4E; Pt NESE 3 T8S-R4E Williamson County IL 15.73 acres.	WC-0106 Purchase rail right of way and isolated land.	Owned	No

Easement	6/30/2008	Central Illinois Public Service d/b/a Ameren CIPS and Oeneus LLC d/b/a SAVATRAN LLC	Pt NW NW 2 T8S-R4E Williamson Co IL 0.28 ac	WC-0142 rail easement.	Owned	Yes

SHAWNEETOWN RAIL LINE

Warranty Deed	3/1/2007	Jeffrey J. Drone & Toni L. Drone to Oeneus LLC d/b/a SAVATAN LLC	pt S/2 NE & pt N/2 SE 20 T9S-R7E; W/2 NW 28; E/2 NE 29 & access road T9S- R7E Saline Co. IL containing 227 acres.	SC-0009 Farm Leased to Jeff Drone.	Owned	Yes

Warranty Deed	11/20/2007	Jimmie G. Rodgers & Billie Rodgers to Oeneus LLC d/b/a SAVATRAN LLC	E/2 NW 4 T9S-R6E Saline Co IL 80 acres	SC-0017 Farm Leased to Jeff Drone.	Owned	Yes

Warranty Deed	11/20/2007	Oeneus LLC d/b/a SAVATRAN to Jimmie G. Rodgers & Billie Rodgers	Pt SE 20 T9S-R7E Saline Co IL 89.864 acres	SC-0017 Farm Leased to Jeff Drone.	Owned	Yes

Warranty Deed	8/29/2007	James D. Kuhlman and Andrew M. Freebourn to Oeneus LLC d/b/a SAVATRAN LLC	NW NE 3 T9S-R6E Saline Co IL 40 acres	SC-0018 All woods no farm lease.	Owned	Yes

Quit Claim Deed	5/23/2007	CST Transportation Inc and SAVATRAN LLC	six parcels lying in Gallatin County beginning at Equality and ending at Shawneetown individually referred to as Tracts 1,4,5,6,8,and 42 containing 21.809 acres	GC-0004 Abandoned Rail Line across Gallatin County.	Owned	Yes

DEBTOR/GRANTOR:

ADENA RESOURCES LLC

Description/Title of Document	Date	Parties	Brief Legal Description	Recording Information	Owned or Leased	Subject to Mortgage
Easement	1/23/2009	Webb, Cyrus etal & Adena Resources	Pt NW Sec 2-6-3 as described	Water & power lines, Complete, FC-0204, FC2009-1805	Owned	Yes

Easement	2/4/2009	Smith, Carl etal & Adena Resources	Pt E side SE SE Sec 34-5-3 as described	Water & power lines, Complete, FC-0205, FC2009-1806	Owned	Yes

Easement	2/7/2009	Carlton, Alan etal & Adena Resources	Pt NW NE & NE NW Sec 3-6-3	Water & power lines, Complete, FC-0206, FC2009-1807	Owned	Yes

Easement	2/25/2009	Dorris, Michael etal & Adena Resources	Pt E2 NE Sec 5-6-3 as described	Water & power lines, Complete, FC-0207, FC2009-4553	Owned	Yes

Easement	3/6/2009	Jones, Lola etal & Adena Resources	Pt SW SE SE & Pt SW SE Sec 34-5-3 as described	Water & power lines, Complete, FC-0208, FC2009-1808	Owned	Yes

Easement	3/12/2009	Rhine, Dawn & Adena Resources	Pt NE NW & Pt NW NE Sec 6-6-3 as described	Water & power lines, Complete, FC-0209, FC2009-1804	Owned	Yes

Easement	3/23/2009	Harp, Richard etal & Adena Resources	Pt E2 NE NE Sec 1-6-3 as described	Water & power lines, Complete, FC-0210, FC2009-2755	Owned	Yes

Easement	3/14/2009	Dorris, John etal & Adena Resources	Pt NW NW Sec 6-6-4 as described	Water & power lines, Complete, FC-0211, FC2009-2756	Owned	Yes

Easement	3/25/2009	Benard, Clarence etal & Adena Resources	Pt NW NW; Pt NE NW; Pt N2 NE Sec 6-6-4 & Pt NW NE Sec 5-6-4 as described	Water & power lines, Complete, FC-0212, FC2009-2757	Owned	Yes

Easement	5/6/2009	Mason, Marilyn Trustee & Adena Resources	Pt SW Sec 31-5-3 & Pt NW Sec 6-6-3 as described	Water & power lines, Complete, FC-0213, FC2009-2758	Owned	Yes

Easement	7/23/2009	Rice, Maureen & Adena Resources	Pt NE NE Sec 6-6-3 & Pt NW NW; Pt NW NE Sec 5-6-3 as described	Water & power lines, Complete, FC-0214, FC2009-3802	Owned	No

Easement	7/23/2009	Long Prairie Farm LLC & Adena Resources

Pt W2 NE NW Sec 5-6-4;

Pt NE NW, Pt SE NW;

Pt N2 NE; Pt NE SW;

Pt SE SW Sec 32-5-4;

Pt NW NW; Pt S2 SE

NE; Pt S2 SW NE Sec

33-5-4; Pt W2 NW;

Pt W2 NE SW Sec 5-6-4;

Pt E2 NW NE; Pt W2

NE NE Sec 1-6-3 as

described

				Water & power lines, Complete, FC-0215, FC2009-3801	Owned	No

Easement, 1st Amendment	12/4/2009	Long Prairie Farm LLC & Adena Resources	Pt E2 NW Sec 5-6-4 as described	Amendment to Easement, Water & power lines, Complete, FC-0215, FC2009-5941	Owned	No

Easement	8/6/2009	Burkholder, David etal & Adena Resources	Pt SE SE Sec 32-5-3; Pt SW SW Sec 33-5-3; Pt NW; Pt W2 NE; Pt Sec 4-6-3 as described	Water & power lines, Complete, FC-0216, FC2009-4554	Owned	No

Easement	8/15/2009	Cottle, James etal & Adena Resources	Pt NE NE Sec 5-6-3 as described	Water & power lines, Complete, FC-0217, FC2009-4570	Owned	No

Easement	3/1/2010	Lawrence A. Gostowski and Virginia M. Gostowski as Co-Trustees to Adena Resources, LLC.	Pt NW 4-6-3 lying West of Centerline Benton Township Rd TR-242 ex W 65 acres thereof, Franklin, IL	FC-0252 2010-1055	Owned	No

Easement	3/18/2010	Robert Arthur Poole to Adena Resources, LLC	N 100 ft NWNW Sec 3-6-3 and N 100 ft E2NE Sec 4-6-3 Franklin County, Illinois	FC-0258 2010-1407	Owned	No

Easement	3/11/2010	Carolyn June Southern to Adena Resources, LLC	N 100 ft NWNW Sec 1-6-3 Franklin County, Illinois	FC-0259 2010-1408	Owned	No

Easement	3/26/2010	Mary L Bauer to Adena Resources, LLC	N 100 ft NWNE Sec 2-6-3; N 100 ft NENE and N 100 ft of 2.5 acres off W side NWNW Sec 1-6-3 Franklin County, Illinois	FC-0260 2010-1409	Owned	No

Easement	3/26/2010	George M Bauer to Adena Resources, LLC	N 100 ft NWNE Sec 2-6-3; N 100 ft NENE and N 100 ft of 2.5 acres off W side NWNW Sec 1-6-3 Franklin County, Illinois	FC-0261 2010-1410	Owned	No

Schedule 5.09

Environmental Matters

Except as disclosed in Schedule 4.01(c), none.

Schedule 5.14

Subsidiaries and Other Equity Investments; Loan Parties

Section 5.14: As of the Original Effective Date, the Borrower has no Subsidiaries other than those specifically disclosed in Schedule 5.14, and all of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by each Loan Party in the percentages specified on Schedule 5.14 free and clear of all Liens except those created under the Collateral Documents or permitted by this Agreement and the other Loan Documents. Schedule 5.14 indicates which subsidiaries are Loan Parties as of the Original Effective Date showing (as to each Loan Party) the jurisdiction of its incorporation, the address of its principal place of business and its U.S. taxpayer identification number or, in the case of any non-U.S. Loan Party that does not have a U.S. taxpayer identification number, its unique identification number issued to it by the jurisdiction of its incorporation.

All of the below listed parties is a Loan Party. All of the interests described below are owned by Foresight Energy LLC.

Issuer	Jurisdiction of Organization / Formation	Address of Chief Executive Office	Taxpayer ID Number	Type of Organization	% of Interest
Foresight Energy Corporation	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	27-3135321	Corporation	100

Foresight Coal Sales LLC	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	26-3318620	Limited Liability Company	100

Hillsboro Energy LLC	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	20-5231639	Limited Liability Company	100

Macoupin Energy LLC	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	26-2809005	Limited Liability Company	100

Oeneus LLC d/b/a Savatran LLC	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	30-0306007	Limited Liability Company	100

Issuer	Jurisdiction of Organization / Formation	Address of Chief Executive Office	Taxpayer ID Number	Type of . Organization	% of Interest
Sitran LLC	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	26-1369962	Limited Liability Company	100

Sugar Camp Energy, LLC	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	41-2178049	Limited Liability Company	100

Williamson Energy, LLC	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	81-0669143	Limited Liability Company	100

Adena Resources, LLC	Delaware	3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410	20-5004649	Limited Liability Company	100

Schedule 5.18(a)

Intellectual Property Matters

None.

Schedule 5.21

Labor Matters

None.

Schedule 7.02(b)

Existing Indebtedness

1. $97.8 million equipment financing agreement, dated as of January 5, 2010, among Sugar Camp Energy, LLC, as borrower, and Foresight Reserves, L.P., as guarantor, and Calyon Deutschland Neiderlassung Einer Franzoossischen Societe Anonyme and Credit Agricole Corporate and Investment Bank, as administrative agent.

2. $89.3 million equipment financing agreement, dated as of May 14, 2010, among Hillsboro Energy LLC, as borrower and guarantor, and Foresight Reserves, L.P., as guarantor, and Crédit Agricole Corporate and Investment Bank, as administrative agent.

3. Car Leasing Agreement (March 2008) between General Electric Railcar Services Corporation and Savatran LLC in the principal amount of $ $43,200 per month.

4. Master Full Service Railcar Lease dated May 21, 2008, between Babcock & Brown Rail Funding LLC and Savatran LLC (with Schedules 1 through 3) in the principal amount of $34,200 per month.

5. Master Full Service Railcar Lease (2010) between BBRX Five LLC and Savatran LLC (awaiting signature) in the principal amount of $31,200 per month.

6. Railroad Coal Car Lease Agreement dated July 29, 2008 between Trinity Industries Leasing Company and Oeneus LLC d/b/a Savatran LLC in the principal amount of $49,800 per month.

7. Excluded Sale Lease Back Obligations

8. $6.825 million letter of credit in favor of Sempra Energy Trading LLC.

Schedule 7.03

Existing Investments

.1. All items listed on Schedule 5.14.

Schedule 7.08

Affiliate Transactions

1. Contribution Agreements between Borrower and Foresight Reserves, LP with respect to Oeneus LLC d/b/a Savatran LLC and Sitran LLC whereby Borrower is required to pay over to Foresight Reserves, LP all sums collected by Oeneus LLC d/b/a Savatran LLC and Sitran LLC pursuant to the Surface Lease and Transportation Agreements entered into by each of Hillsboro Energy LLC, Macoupin Energy LLC, Williamson Energy, LLC and Sugar Camp Energy, LLC as lessors and shippers and Oeneus LLC d/b/a Savatran LLC and Sitran LLC as lessees and transporters.

2. Management Agreement dated August 12, 2010 by and between each of the Loan Parties and Foresight Management, LLC

3. Coal Mining Lease and Sublease (Unassigned Reserves) dated August 12, 2010 by and between Colt LLC as lessor and Macoupin Energy LLC as lessee

4. Coal Mining Lease and Sublease (Macoupin North Mine Assignment) dated August 12, 2010 by and between Colt LLC as lessor and Macoupin Energy LLC as lessee

5. Coal Mining Lease and Sublease dated August 12, 2010 by and between Colt LLC as lessor and Williamson Energy, LLC as lessee

6. Coal Mining Lease dated August 12, 2010 by and between Ruger Coal Company LLC as lessor and Sugar Camp Energy, LLC as lessee

7. Contract Mining and Overriding Royalty Agreement dated August 12, 2010 by and between Ruger Coal Company LLC and Sugar Camp Energy, LLC

8. Coal Mining Lease Agreement dated September 21, 2007 between Montgomery Mineral LLC, Lessor and Hillsboro Energy LLC, Lessee

9. First Partial Termination of Lease effective September 9, 2009 between Montgomery Mineral LLC, Lessor and Hillsboro Energy LLC, Lessee

10. Second Partial Termination of Lease effective January 8, 2010 between Montgomery Mineral LLC, Lessee and Hillsboro Energy LLC, Lessee

11. Coal Mining Lease (For “Reserve 2”) dated August 12, 2010 by and between Colt LLC as lessor and Hillsboro Energy LLC as lessee

12. Coal Mining Lease (For “Reserve 1” and “Reserve 3”) dated August 12, 2010 by and between Colt LLC as lessor and Hillsboro Energy LLC as lessee

13. Amended and Restated Coal Mining Lease Agreement dated August 14, 2006 between WPP LLC, Lessor and Williamson Energy, LLC, Lessee

14. First Amendment to the Amended and Restated Coal Mining Lease Agreement dated May 19, 2008 between WPP, LLC, Lessor and Williamson Energy, LLC, Lessee

15. Amendment to Amended and Restated Coal Mining Lease Agreement dated December 18, 2009 between WPP, LLP, Lessor and Williamson Energy, LLC, Lessee

16. Coal Mining Lease and Sublease between Steelhead Development Company LLC (n/k/a Williamson Development Company LLC) and Williamson Energy, LLC dated May 1, 2005

17. Coal Mining Lease Agreement between Independence Land Company, LLC and Williamson Energy, LLC (5000-Foot Extension) dated March 13, 2006

18. First Amended and Restated Lease (Rail Load Out Lease) dated October 15, 2006 between Williamson Development Company LLC, Lessor and Williamson Transport LLC, Lessee

19. First Amended and Restated Lease (Coal Prep Plant) dated October 15, 2006 between Williamson Energy, LLC and Williamson Development Company LLC

20. Amended and Restated Surface Sublease and Operation Agreement dated October 15, 2006 between Williamson Energy, LLC and Williamson Transport, LLC

21. Amended and Restated Surface Sublease and Operation Agreement dated October 15, 2006 between Williamson Energy, LLC and Williamson Track LLC

22. Coal Mining Lease and Sublease Agreement dated January 27, 2009 between WPP, LLC, Lessor and Macoupin Energy LLC, Lessee

23. Lease Agreement dated January 27, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC (Macoupin Rail Loop Lease)

24. Amendment to Lease Agreement dated December 29, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loop Lease)

25. Lease Agreement dated January 27, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loadout)

26. Amendment to Lease Agreement dated December 29, 2009 between HOD, LLC, Lessor and Macoupin Energy LLC, Lessee (Macoupin Rail Loadout Lease)

27. Coal Mining Lease and Sublease Agreement dated September 10, 2009 between WPP LLC, Lessor and Hillsboro Energy LLC, Lessee

28. Amendment No. 1 to the Coal Mining Lease and Sublease Agreement dated January 11, 2010 between WPP, LLC, Lessor and Hillsboro Energy LLC, Lessee

Schedule 7.18

Negative Pledges

1. Negative pledge granted in connection with $97.8 million equipment financing agreement, dated as of January 5, 2010, among Sugar Camp Energy, LLC, as borrower, and Foresight Reserves, L.P., as guarantor, and Calyon Deutschland Neiderlassung Einer Franzoossischen Societe Anonyme and Credit Agricole Corporate and Investment Bank, as administrative agent.

2. Negative pledge granted in connection with $89.3 million equipment financing agreement, dated as of May 14, 2010, among Hillsboro Energy LLC, as borrower and guarantor, and Foresight Reserves, L.P., as guarantor, and Crédit Agricole Corporate and Investment Bank, as administrative agent.

Schedule 10.02

Administrative Agent’s Office; Certain Addresses for Notices

Party:	Address:	Payment Instructions (if applicable)

Borrower

Foresight Energy LLC

211 North Broadway, Suite 2600

St. Louis, Missouri 63102

Attention: Oscar Martinez, CFO

Telephone: (314) 932-6102

oscar.martinez@foresight.com

With a copy not

constituting Notice to:

Bailey & Glasser, LLP

209 Capitol Street

Charleston, WV 25301

ATTN: Brian A. Glasser

Telephone: (304) 345-6555

Telecopier: (304) 342-1110

Administrative Agent	Citibank, N.A. Christopher Delduca Citi Global Loans Agency 1615 Brett Road New Castle, DE 19720 Phone: (302) 323-3125 Fax: (212) 994-0961 Email: christopher.delduca@citi.com	Citibank, N.A. ABA: 021000089 Acct Name: 36852248 Acct Name: Medium Term Finance Ref: Foresight Energy LLC

Collateral Agent	Citibank, N.A. Louis B. Virgo Vice President Citi - ICG / Global Banking 227 West Monroe Street, 25th Floor Chicago, IL 60606 Phone: (312) 876-3277 Fax: (312) 205-0210 Email - louis.virgo@citi.com

Party:	Address:	Payment Instructions (if applicable)
L/C Issuer	Citibank, N.A. Louis B. Virgo Vice President Citi - ICG / Global Banking 227 West Monroe Street, 25th Floor Chicago, IL 60606 Phone: (312) 876-3277 Fax: (312) 205-0210 Email: louis.virgo@citi.com

L/C Issuer	PNC Bank National Association Christy Roach PNC Bank Loan Administrator 500 1st Ave Pittsburgh, PA 15219 Phone: (440) 546-7057 Fax: (877) 733-1128 Email: participationLA6BRV@pnc.com	Bank Name: PNC Bank NA ABA/Routing No.: 043 000 096 Account Name: Commercial Loan Operations Account No: 13076 0016 803 Attention: Christy Roach Reference: Foresight Energy

Swing Line Lender	Citibank, N.A. Christopher Delduca Citi Global Loans Agency 1615 Brett Road New Castle, DE 19720 Phone: (302) 323-3125 Fax: (212) 994-0961 Email: christopher.delduca@citi.com	Citibank, N.A. ABA: 021000089 Acct Name: 36852248 Acct Name: Medium Term Finance Ref: Foresight Energy LLC

Lender	Citibank, N.A. Christopher Delduca Citi Global Loans Agency 1615 Brett Road New Castle, DE 19720 Phone: (302) 323-3125 Fax: (212) 994-0961 Email: christopher.delduca@citi.com

Lender

Credit Agricole Corporate and Investment Bank

Attention: Deborah Kross

Natural Resources, Infrastructure & Power, North America

1301 Avenue of the Americas

New York, New York 10019-6022

Phone: (212) 261-7346

Fax: (917) 849-5455

Email: deborah.kross@ca-cib.com

Party:	Address:	Payment Instructions (if applicable)
Lender	PNC Bank, National Association Alison Kirker PNC Bank Credit Officer 245 Fifth Ave, 4th Floor Phone: (412) 768-5342 Fax: (412) 705-3232 Email: Alison.kirker@pnc.com

Lender	Bank of America Adam Fey Vice President 231 S. LaSalle Street IL1-231-10-35 Chicago, IL 60604 Phone: (312) 828-1462 Email: Adam.h.fey@baml.com

Lender	The Huntington National Bank Chad Lowe Asst. Vice President 41 South High St HC 0735 Columbus, OH 43215 Phone: (614) 480-5810 Fax: (877) 274-8593 Email: Chad.lowe@huntington.com

Lender

JPMorgan Chase Bank N.A.

JPMorgan Chase

JPM-Delaware Loan Operations

500 Stanton Christiana Road, Ops 2/3

Newark DE 19713

Attention: Shira Tymes, Jennifer

Thompson and Amanda Redstone.

Phone: (302) 634-1843 (Shira Tymes);

(302) 634-1867 (Jennifer Thompson);

(302) 634-1847 (Amanda Redstone).

Fax: 201-244-3885

Emails: shira.m.tymes@jpmorgan.com;

jennifer.a.thompson@jpmorgan.com;

amanda.s.redstone@jpmorgan.com

Party:	Address:	Payment Instructions (if applicable)
Lender

Morgan Stanley Bank, N.A.

Carrie D Johnson

One Utah Center, 201 South Main Street,

5th Floor

Salt Lake City, Utah 84111

Attn: Documentation Team

Phone: (801) 236-3655

Fax: (718) 233-0967

docs4loans@ms.com

Lender	UBS Loan Finance Denise Bushee UBS Investment Bank 677 Washington Blvd, 6th Floor Stamford, CT 06901 Phone: (203) 719-3167 Fax: (203) 719-3888 Email: denise.bushee@ubs.com

EXHIBIT A

FORM OF REVOLVING CREDIT BORROWING NOTICE

Date:                 ,

To: Citibank, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of August 12, 2010 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” the terms defined therein being used herein as therein defined), among Foresight Energy LLC, a Delaware limited liability company (the “Borrower”), the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, Collateral Agent and Swing Line Lender, each of the L/C Issuers from time to time part thereto, Citigroup Global Markets Inc., PNC Capital Markets LLC (“PNC”) and Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”) as Joint Lead Arrangers and Joint Lead Book Managers, PNC and The Huntington National Bank as Co-Syndication Agents, and Crédit Agricole as Documentation Agent.

The undersigned hereby requests (select one):

☐	A Borrowing of Revolving Credit Loans

☐	A conversion or continuation of Revolving Credit Loans

1.	On (a Business Day).

2.	In the amount of $

3.	Comprised of

[Type of Loan requested]

4.	For Eurocurrency Rate Loans: with an Interest Period of months.

The Revolving Credit Borrowing requested herein complies with the proviso to the first sentence of Section 2.01 of the Agreement.

The Borrower hereby represents and warrants that the conditions specified in Sections 4.02(a) and (b) shall be satisfied on and as of the date of the applicable Credit Extension.

FORESIGHT ENERGY LLC

By:
Name:
Title:

A-1

Form of Borrowing Notice

EXHIBIT B

FORM OF SWING LINE LOAN NOTICE

Date:                 ,

To: Citibank, N.A., as Swing Line Lender

Citibank, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of August 12, 2010 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” the terms defined therein being used herein as therein defined), among Foresight Energy LLC, a Delaware limited liability company (the “Borrower”), the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, Collateral Agent, and Swing Line Lender, each of the L/C Issuers from time to time part thereto, Citigroup Global Markets Inc., PNC Capital Markets LLC (“PNC”) and Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”) as Joint Lead Arrangers and Joint Lead Book Managers, PNC and The Huntington National Bank as Co-Syndication Agents and Crédit Agricole as Documentation Agent.

The undersigned hereby requests a Swing Line Loan:

1.	On (a Business Day).

2.	In the amount of $ .

The Swing Line Borrowing requested herein complies with the requirements of the provisos to the first sentence of Section 2.04(a) of the Agreement.

The Borrower hereby represents and warrants that the conditions specified in Sections 4.02(a) and (b) shall be satisfied on and as of the date of the applicable Credit Extension.

FORESIGHT ENERGY LLC

By:
Name:
Title:

B-1

Form of Swing Line Loan Notice

EXHIBIT C

FORM OF REVOLVING CREDIT NOTE

                ,

FOR VALUE RECEIVED, the undersigned (the “Borrower”), hereby promises to pay to [INSERT LENDER NAME] or registered assigns (the “Lender”), in accordance with the provisions of the Credit Agreement referred to herein, the lesser of (a) $[        ,        ,        ]1 and (b) the unpaid principal amount of each Revolving Credit Loan from time to time made by the Lender to the Borrower under that certain Credit Agreement, dated as of August 12, 2010 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” the terms defined therein being used herein as therein defined), among Foresight Energy LLC, a Delaware limited liability company (the “Borrower”), the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, Collateral Agent and Swing Line Lender, each of the L/C Issuers from time to time part thereto, Citigroup Global Markets Inc., PNC Capital Markets LLC (“PNC”) and Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”) as Joint Lead Arrangers and Joint Lead Book Managers, PNC and The Huntington National Bank as Co-Syndication Agents, and Crédit Agricole as Documentation Agent.

The Borrower promises to pay interest on the unpaid principal amount of each Revolving Credit Loan from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. Except as otherwise provided in Section 2.04(f) of the Credit Agreement with respect to Swing Line Loans, all payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in Dollars in immediately available funds at the Administrative Agent’s Office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement.

This Note is one of the Notes referred to in the Credit Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Note is also entitled to the benefits of the Subsidiary Guaranty and is secured by the Collateral. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Credit Agreement. Revolving Credit Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business; provided, however, that the failure of the Lender to make any such recordation or endorsement shall not affect the Obligations of the Borrower under this Note. The Lender may also attach schedules to this Note and endorse thereon the date, amount and maturity of its Revolving Credit Loans and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

[1]	Insert principal amount of Revolving Credit Commitment.

Form of Revolving Credit Note

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

FORESIGHT ENERGY LLC

By:
Name:
Title:

Form of Revolving Credit Note

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notation Made By
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________	___________

Form of Revolving Credit Note

EXHIBIT D

FORM OF COMPLIANCE CERTIFICATE

Financial Statement Date:                 ,

To: Citibank, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of August 12, 2010 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the “Agreement;” the terms defined therein being used herein as therein defined), among Foresight Energy LLC, a Delaware limited liability company (the “Borrower”), the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, Collateral Agent and Swing Line Lender, each of the L/C Issuers from time to time part thereto, Citigroup Global Markets Inc., PNC Capital Markets LLC (“PNC”) and Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Joint Lead Arrangers and Joint Lead Book Managers, PNC and The Huntington National Bank as Co-Syndication Agents, and Crédit Agricole as Documentation Agent.

The undersigned Responsible Officer1 hereby certifies (on behalf of the Borrower and not in [his][her individual capacity]) as of the date hereof that he/she is the                                               of the Borrower, and that, as such, he/she is authorized to execute and deliver this Certificate to the Administrative Agent on the behalf of the Borrower, and that:

[Use following paragraph 1 for fiscal year-end financial statements]

1. The Borrower has delivered (i) the year-end audited financial statements required by Section 6.01(a) of the Agreement for the fiscal year of the Borrower ended as of the above date, together with the report and opinion of an independent certified public accountant required by such section and (ii) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal year.

[Use following paragraph 1 for fiscal quarter-end financial statements]

1. The Borrower has delivered the unaudited financial statements required by Section 6.01(b) of the Agreement for the fiscal quarter of the Borrower ended as of the above date. Such consolidated financial statements fairly present the financial condition, results of operations, changes in shareholders’ equity and cash flows of the Borrower and its Subsidiaries in accordance with GAAP as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes.

2. The undersigned has reviewed and is familiar with the terms of the Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the financial condition of the Borrower during the accounting period covered by such financial statements.

[1]	This certificate should be from the chief executive officer or treasurer of the Borrower.

Form of Compliance Certificate

3. A review of the activities of the Borrower during such fiscal period has been made with a view to determining whether during such fiscal period the Borrower performed and observed all its Obligations under the Loan Documents, and

[select one:]

[during such fiscal period the Borrower performed and observed each covenant of the Loan Documents applicable to it, and no Default has occurred and is continuing.]

—or—

[the following covenants or conditions have not been performed or observed and the following is a list of each such Default and its nature and status:]

4. The representations and warranties of the Borrower contained in Article V of the Agreement and all representations and warranties of any Loan Party that are contained in any document furnished at any time under or in connection with the Loan Documents, are true and correct in all material respects on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects as of such earlier date, and except that for purposes of this Compliance Certificate, the representations and warranties contained in subsections (a) and (b) of Section 5.05 of the Agreement shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 6.01 of the Agreement, including the statements in connection with which this Compliance Certificate is delivered.

5. The financial covenant analyses and information set forth on the schedules attached hereto are true and accurate on and as of the date of this Certificate.

Form of Compliance Certificate

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of                                     ,                                 .

FORESIGHT ENERGY LLC

By:
Name:
Title:	[Chief Executive Officer] [Treasurer]

Form of Compliance Certificate

SCHEDULE 1

to the Compliance Certificate

(Provided under separate cover)

D-1

Form of Compliance Certificate

EXHIBIT E

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]1 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]2 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]3 hereunder are several and not joint.]4 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below, receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the [applicable facility specified below]5[Revolving Facility] (including, without limitation, the Letters of Credit and the Swing Line Loans included in the Revolving Facility) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other Loan Document, and any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

[1]

For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

[2]

For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

[3]	Select as appropriate.
[4]	Include bracketed language if there are either multiple Assignors or multiple Assignees.
[5]	Insert if Incremental Facilities are in place.

Form of Assignment and Assumption

1.	Assignor[s]: _______________________________

_______________________________

2.	Assignee[s]: _______________________________

                     _______________________________

[for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]]

3.	Borrower: Foresight Energy LLC

4.	Administrative Agent: Citibank, N.A., as the administrative agent under the Credit Agreement

5.	Credit Agreement: Credit Agreement, dated as of August 12, 2010 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the “Credit Agreement”), among Foresight Energy LLC, a Delaware limited liability company, as Borrower, the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, Collateral Agent and Swing Line Lender, each of the L/C Issuers from time to time part thereto, Citigroup Global Markets Inc., PNC Capital Markets LLC (“PNC”) and Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”) as Joint Lead Arrangers and Joint Lead Book Managers, PNC and The Huntington National Bank as Co-Syndication Agents, and Crédit Agricole as Documentation Agent.

6.	Assigned Interest:

Revolving Facility

Assignor[s][6]	Assignee[s][7]	Aggregate Amount of Commitment/Loans for all Lenders[8]		Amount of Commitment /Loans Assigned		Percentage Assigned of Commitment/ Loans[9]		CUSIP Number
		$	________	$	______	______	%
		$	________	$	______	______	%
		$	________	$	______	______	%

[[Incremental Facility]

[6]	List each Assignor, as appropriate.
[7]	List each Assignee, as appropriate.
[8]

Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[9]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

Form of Assignment and Assumption

Assignor[s][10]	Assignee[s][11]	Aggregate Amount of Commitment/Loans for all Lenders[12]		Amount of Commitment /Loans Assigned		Percentage Assigned of Commitment/ Loans[13]		CUSIP Number

		$	________	$	________	______	%

		$	________	$	________	______	%

		$	________	$	________	______	%

]14

[7.	Trade Date: ][15]

Effective Date:                     , 20          [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Title:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Title:

[Consented to and]16 Accepted:

CITIBANK, N.A., as

    Administrative Agent17

[10]	List each Assignor, as appropriate.
[11]	List each Assignee, as appropriate.
[12]

Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[13]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.
[14]	If assignment relates to a particular Incremental Facility that is effective, specify tranche for Incremental Facility.
[15]	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.
[16]	To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.
[17]	To be added only if the consent of the Swing Line Lender and L/C Issuer is required by the terms of the Credit Agreement.

Form of Assignment and Assumption

By:
Title:

Consented to:

[L/C Issuer]

By:
Title:

[Swing Line Lender]

By:
Title: ]

Form of Assignment and Assumption

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION

FORESIGHT ENERGY LLC

CREDIT AGREEMENT

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1. Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under the Credit Agreement (subject to such consents, if any, as may be required the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 6.01 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

Form of Assignment and Assumption

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

Form of Assignment and Assumption

EXHIBIT F

FORM OF SUBSIDIARY GUARANTY

[provided separately]

F-1

Form of Subsidiary Guaranty

EXHIBIT G

FORM OF MORTGAGE

PREPARED BY, RECORDING REQUESTED BY,

AND WHEN RECORDED MAIL TO:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022-6069

Attention: Malcolm K. Montgomery, Esq.

File #35609/6566

This space reserved for Recorder’s use only.

FEE AND LEASEHOLD MORTGAGE, SECURITY AGREEMENT, ASSIGNMENT OF RENTS

AND LEASES AND FIXTURE FILING (ILLINOIS)20

by and from

[                    ], “Mortgagor”

to

CITIBANK, N.A., in its capacity as Agent, “Mortgagee”

Dated as of                     , 2010

Location:
Municipality:
County:
State: Illinois
P.I.N. No.:

NOTE TO RECORDER: THIS MORTGAGE CONSTITUTES A FIXTURE FILING AND

COVERS AS-EXTRACTED COLLATERAL UNDER THE UCC (AS DEFINED HEREIN) AND

IS TO BE CROSS-REFERENCED IN THE UCC RECORDS.

THE SECURED PARTY (MORTGAGEE) DESIRES THIS FIXTURE FILING AND FINANCING

STATEMENT COVERING AS EXTRACTED COLLATERAL TO BE INDEXED AGAINST THE

RECORD OWNER OF THE REAL ESTATE DESCRIBED HEREIN.

[20]	Note: this form mortgage to be modified for mortgages in jurisdictions other than Illinois.

FEE AND LEASEHOLD MORTGAGE, SECURITY AGREEMENT, ASSIGNMENT OF RENTS

AND LEASES AND FIXTURE FILING (ILLINOIS)

THIS FEE AND LEASEHOLD MORTGAGE, SECURITY AGREEMENT, ASSIGNMENT OF RENTS AND LEASES AND FIXTURE FILING (ILLINOIS) (this “Mortgage”) is dated as of [            ] by and from [                    ], a Delaware limited liability company, whose address is [                    ] [insert all parties with interest in the Mining Site, on which a mortgage is granted] ([list each identified mortgagor], individually and collectively, as the context may require, “Mortgagor”), to CITIBANK, N.A., a national banking association, as Collateral Agent (in such capacity, “Agent”) for the Secured Parties as defined in the Security Agreement (defined below), having an address at 227 West Monroe Street, 25th Floor, Chicago, Illinois 60606 (Agent, together with its successors and assigns, “Mortgagee”).

DEFINITIONS

Definitions. All capitalized terms used herein without definition shall have the respective meanings ascribed to them in that certain Credit Agreement dated as of August 12, 2010, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time (the “Credit Agreement”), among FORESIGHT ENERGY LLC, a Delaware limited liability company (the “Borrower”), Agent and the other Secured Parties identified therein, or if not defined in the Credit Agreement, then as defined in that certain Pledge and Security Agreement by and from Borrower and the other grantors referred to therein (“Grantors”) to Agent and other Secured Parties dated as of August 12, 2010, as the same may hereafter be amended, amended and restated, supplemented or otherwise modified from time to time (“Security Agreement”). As used herein, the following terms shall have the following meanings:

“Additional First Priority Credit Document”: Any indenture, note, promissory note, instrument or other agreement (including any guaranty agreements) entered into by the Borrower or any Grantor after the date of this Mortgage pursuant to which the Borrower or any Grantor will issue or incur indebtedness (a) to the extent expressly permitted under Section 7.02(k) of the Credit Agreement and other applicable provisions of the Credit Documents, (b) the underlying obligations of which have been designated as “Additional First Priority Secured Obligations” by the Borrower and (c) which indenture, note, promissory note, instrument, guaranty or other agreement has been designated as “Additional First Priority Credit Document” by the Borrower and Grantors pursuant to the Intercreditor Agreement and the Additional First Lien Secured Parties in respect thereof have become bound by the terms of the Intercreditor Agreement.

“Additional First Priority Secured Obligations”: Any Indebtedness or Obligations of Borrower or a Grantor arising under any Additional First Priority Credit Document that are (a) designated as additional secured indebtedness of the Borrower intended to be secured by a first priority lien on the Mortgaged Property, (b) are subject to the Intercreditor Agreement and (c) are expressly permitted under Section 7.02(k) of the Credit Agreement and the other Credit Documents.

“Additional First Lien Secured Parties”: Any Persons owed any Additional First Priority Secured Obligations from time to time (other than any Mortgagor or any Affiliate thereof), which Person shall have agreed to be bound by the terms of the Intercreditor Agreement and acceded thereto (either by directly becoming a party thereto or by appointing an agent to act on behalf of such Person which agent shall have become a party thereto).

“Credit Documents”: The Credit Agreement and each other Loan Document, each Permitted Secured Commodity Swap Contract (if any) and each Additional First Priority Credit Document (if any).

“Event of Default”: An Event of Default under and as defined in the Credit Agreement.

“Guaranty”: That certain Subsidiary Guaranty by and from Mortgagor and the other guarantors referred to therein for the benefit of the Secured Parties dated as of August 12, 2010, as the same may hereafter be amended, amended and restated, supplemented or otherwise modified from time to time.

“Indebtedness”: (1) All indebtedness of Mortgagor to Mortgagee or any of the other Secured Parties under the Credit Agreement or any other Credit Document to which Mortgagor is a party, including, without limitation (except as otherwise set forth in Section 1(b) of the Guaranty), the sum of all (a) principal, interest and other amounts owing under or evidenced or secured by the Credit Documents, (b) principal, interest and other amounts which may hereafter be lent by Mortgagee or any of the other Secured Parties under or in connection with the Credit Agreement or any of the other Credit Documents, whether evidenced by a promissory note or other instrument which, by its terms, is secured hereby, and (c) obligations and liabilities of any nature now or hereafter existing under or arising in connection with Letters of Credit and other extensions of credit under the Credit Agreement or any of the other Credit Documents and reimbursement obligations in respect thereof, together with interest and other amounts payable with respect thereto, and (2) all other indebtedness, obligations and liabilities now or hereafter existing of any kind of Mortgagor to Mortgagee or any of the other Secured Parties under documents which recite that they are intended to be secured by this Mortgage. The Indebtedness secured hereby includes, without limitation, all interest and expenses accruing after the commencement by or against Mortgagor or any of its affiliates of a proceeding under the Bankruptcy Code (defined below) or any similar law for the relief of debtors. For the avoidance of doubt, the Indebtedness secured hereby shall be limited to the Secured Obligations as defined in the Security Agreement.

“Mortgaged Property”: Subject to Section 2.2 hereof, all of Mortgagor’s right, title and interest in and to (1) the fee interest in the real property described in Exhibit A attached hereto and incorporated herein by this reference, together with any greater estate therein as hereafter may be acquired by Mortgagor (the “Owned Land”), (2) the leasehold interest in the real property demised pursuant to the agreements described on Exhibit B-1 hereto and incorporated herein by this reference (as such agreements may be amended, amended and restated, supplemented or otherwise modified from time to time, each such agreement, a “Subject Lease” and collectively, the “Subject Leases”), together with any greater estate therein as hereafter may be acquired by Mortgagor (the “Leased Land”; the Owned Land and the Leased Land are sometimes referred to herein collectively as the “Land”), (3) all as-extracted minerals owned by Mortgagor or leased to Mortgagor (whether pursuant to the Subject Leases or otherwise) and located upon, under and in the Land (including, without limitation, coal, oil, gas and other solid, liquid and gaseous hydrocarbons as well as limestone included within the Land in place and as produced and extracted), and all rights, privileges, titles and interests appurtenant and relating thereto and in connection therewith (including, without limitation, rights, privileges, titles and interests for the development, production, extraction, processing, treatment, storage, transportation and sale and other disposition of minerals and all contracts and other agreements relating to such activities as well as all accounts, accounts receivable, contract rights, other rights to the payments of monies, chattel paper and general intangibles arising from or relating to such activities) (collectively, the “Mineral Interests”), (4) all improvements now owned or hereafter acquired by Mortgagor, now or at any time situated, placed or constructed upon the Land (the “Improvements”; the Land and Improvements are collectively referred to as the “Premises”), (5) all materials, supplies, equipment, apparatus and other items of personal property now owned or hereafter acquired by Mortgagor and now or hereafter attached to, installed in or used in

2

connection with any of the Improvements or the Land, and water, gas, electrical, telephone, storm and sanitary sewer facilities and all other utilities whether or not situated in easements, and all equipment, inventory and other goods in which Mortgagor now has or hereafter acquires any rights or any power to transfer rights and that are or are to become fixtures (as defined in the UCC, defined below) related to the Land (the “Fixtures”), (6) all goods, accounts, inventory, general intangibles, instruments, documents, contract rights and chattel paper, and all other personal property of any kind or character, including all such items as defined in the UCC, now owned or hereafter acquired by Mortgagor and now or hereafter affixed to, placed upon, used in connection with, arising from or otherwise related to the Premises (the “Personalty”), (7) all reserves, escrows or impounds required under the Credit Agreement or any of the other Credit Documents and all deposit accounts maintained by Mortgagor with respect to the Mortgaged Property (the “Deposit Accounts”), (8) all leases, subleases, licenses, concessions, occupancy agreements or other agreements (written or oral, now or at any time in effect) which grant to any Person (other than Mortgagor), a possessory interest in, or the right to use, all or any part of the Mortgaged Property, together with all related security and other deposits (the “Leases”), (9) all of the rents, revenues, royalties, income, proceeds, profits, accounts receivable, security and other types of deposits, and other benefits paid or payable by parties to the Leases for using, leasing, licensing possessing, operating from, residing in, selling or otherwise enjoying the Mortgaged Property (the “Rents”), (10) all other agreements, such as construction contracts, architects’ agreements, engineers’ contracts, utility contracts, maintenance agreements, management agreements, service contracts, listing agreements, guaranties, warranties, permits, licenses, certificates and entitlements in any way relating to the construction, use, occupancy, operation, maintenance, enjoyment or ownership of the Mortgaged Property (the “Property Agreements”), (11) all rights, privileges, tenements, hereditaments, rights-of-way, easements, appendages and appurtenances appertaining to the foregoing, including but not limited to the agreements identified on Exhibit B-2 hereto and incorporated herein by reference (“Appurtenances”), (12) all property tax refunds payable with respect to the Mortgaged Property (the “Tax Refunds”), (13) all accessions, replacements and substitutions for any of the foregoing and all proceeds thereof (the “Proceeds”), (14) all insurance policies, unearned premiums therefor and proceeds from such policies covering any of the above property now or hereafter acquired by Mortgagor (the “Insurance”), and (15) all awards, damages, remunerations, reimbursements, settlements or compensation heretofore made or hereafter to be made by any governmental authority pertaining to any condemnation or other taking (or any purchase in lieu thereof) of all or any portion of the Land, Improvements, Fixtures or Personalty (the “Condemnation Awards”). As used in this Mortgage, the term “Mortgaged Property” shall mean all or, where the context permits or requires, any portion of the above or any interest therein. Notwithstanding the foregoing or anything to the contrary contained in this Mortgage, the terms “Mortgaged Property”, “Land”, “Mineral Interests”, “Improvements”, “Premises”, “Fixtures”, “Personalty”, “Deposit Accounts”, “Leases”, “Rents”, “Property Agreements”, “Appurtenances”, “Tax Refunds”, “Proceeds”, “Insurance”, and Condemnation Awards” shall not include Personalty or Fixtures not owned or leased, as applicable, by Mortgagor.

“Obligations”: All of the agreements, covenants, conditions, warranties, representations and other obligations of Mortgagor under the Credit Agreement and the other Credit Documents to which it is a party.

“Permitted Liens”: Liens described in Sections 7.01(a) through (p) of the Credit Agreement.

“UCC”: The Uniform Commercial Code of State of Illinois or, if the creation, perfection and enforcement of any security interest herein granted is governed by the laws of a state other than the State of Illinois, then, as to the matter in question, the Uniform Commercial Code in effect in that state.

3

GRANT; LIMITED EXCLUSIONS; INTERCREDITOR AGREEMENT

Grant. To secure the full and timely payment of the Indebtedness and the full and timely performance of the Obligations, Mortgagor MORTGAGES, GRANTS, BARGAINS, ASSIGNS, SELLS, CONVEYS and CONFIRMS, to Mortgagee the Mortgaged Property, subject, however, only to the matters that are set forth on Exhibit C attached hereto (the “Permitted Encumbrances”) and to Permitted Liens, TO HAVE AND TO HOLD the Mortgaged Property to Mortgagee, and Mortgagor does hereby bind itself, its successors and assigns to WARRANT AND FOREVER DEFEND the title to the Mortgaged Property unto Mortgagee, subject only to the Permitted Encumbrances and Permitted Liens.

Certain Limited Exclusions. Notwithstanding anything herein to the contrary, in no event shall the Mortgaged Property include or the security interest granted hereunder attach to (i) any fixture, as-extracted collateral, lease, license, contract or agreement to which any Mortgagor is a party and any of its rights or interest thereunder or any assets the grant of a security interest in which would be prohibited thereunder, if and to the extent that a security interest is prohibited (or is not permitted without the consent of a third party) by (A) any law, rule or regulation applicable to such Mortgagor, or (B) a term, provision or clause of any such lease, license, contract, property right or agreement to which any Mortgagor is a party (unless such law, rule, regulation, term, provision or condition or requirement of consent would be rendered ineffective with respect to the creation of the security interest hereunder pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the Bankruptcy Code of the United States) or principles of equity) or (C) assets or equity interests of any non-wholly owned subsidiary to the extent, but solely to the extent, that the organization documents of such subsidiary prohibit the pledge of such assets or stock hereunder (but only so long as such prohibition was not created in contemplation of the Collateral requirements under the Credit Agreement); provided, however, that the Mortgaged Property shall include (and such security interest shall attach) immediately at such time as the contractual or legal prohibition shall no longer be applicable and to the extent severable, shall attach immediately to any portion of such fixture, as-extracted collateral, lease, license, contract, agreement or asset not subject to the prohibitions specified in (A), (B) or (C) above; and provided, further, that no such excluded Mortgaged Property shall be excluded hereunder if such Mortgagor shall have used, at the request of the Mortgagee (and if so requested by the Mortgagee, such Mortgagor shall use) commercially reasonable efforts to obtain and has actually obtained any consents or use commercially reasonable efforts to take (or cause to be taken) all actions (including any amendments to any relevant organization documents) necessary or desirable to remedy any such prohibition or restriction to the grant of a security interest hereunder and the creation of the lien of the Mortgage on such excluded Mortgaged Property for the ratable benefit of the Secured Parties that actually resulted in the remedy of any such prohibition or restriction; and provided, further, that the exclusions referred to in clause (i) of this Section 2.2 shall not include any proceeds of any such lease, license, contract or agreement; (ii) any of the outstanding capital stock of a foreign subsidiary in excess of 66.6% of the voting power of all classes of capital stock of such foreign subsidiary entitled to vote; (iii) any intent-to-use application for trademark or service mark registration filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. §1051, prior to the filing under Section 1(c) or Section 1(d) of the Lanham Act of a “Statement of Use” or an “Amendment to Allege Use” with respect thereto, solely to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein prior to such filing would impair the validity or enforceability of any registration that issues from such intent-to-use trademark or service mark application under applicable federal law; (iv) assets and proceeds thereof owned by any Mortgagor on the date hereof or hereafter acquired that is subject to a lien securing a purchase money obligation or Capital Lease Obligation permitted to be incurred pursuant to the provisions of the Credit Agreement if the contract or other agreement in which such lien is granted (or the documentation providing for such money obligation or Capital Lease Obligation validly prohibits the creation of any other lien in such assets and proceeds; and (v) any Mortgaged Property subject to certificates of title (including motor vehicles).

4

Intercreditor Agreement. Borrower or Grantors may from time to time after the date hereof issue or enter into Additional First Priority Secured Obligations to the extent permitted under the Credit Documents. Notwithstanding anything herein to the contrary, the liens and security interest granted to Mortgagee, for the benefit of the Secured Parties, pursuant to this Mortgage and the exercise of any right or remedy by Mortgagee, for the benefit of the Secured Parties, hereunder will be subject to the provisions of the Intercreditor Agreement if executed by the Administrative Agent, the Collateral Agent, each Secured Hedge Bank, each Secured Commodity Swap Counterparty (if any) and each Additional First Lien Secured Party (or an agent or trustee on their behalf)(if any), and such other parties as may be added thereto from time to time in accordance with the terms thereof and as the Intercreditor Agreement may be amended or otherwise modified from time to time in accordance with the terms thereof and of the Credit Agreement. In the event of any conflict between the terms of the Intercreditor Agreement (if effective) and this Mortgage, the terms of the Intercreditor Agreement (if effective) shall govern.

WARRANTIES, REPRESENTATIONS AND COVENANTS

Mortgagor warrants, represents and covenants to Mortgagee as follows:

Title to Mortgaged Property and Lien of this Instrument. Mortgagor leases the Leased Land and owns the Owned Land and the remaining Mortgaged Property free and clear of any liens, claims or interests, except the Permitted Encumbrances and the Permitted Liens. This Mortgage creates valid, enforceable first priority liens and security interests against the Mortgaged Property, subject only to Permitted Encumbrances and Permitted Liens.

First Lien Status. Mortgagor shall preserve and protect the first lien and security interest status of this Mortgage and the other Credit Documents. If any lien or security interest other than a Permitted Encumbrance or a Permitted Lien is asserted against the Mortgaged Property and can reasonably be expected to have a Material Adverse Effect, Mortgagor shall promptly, and at its expense, (a) give Mortgagee a detailed written notice of such lien or security interest (including origin, amount and other terms), and (b) pay the underlying claim in full or take such other action so as to cause it to be released or contest the same in compliance with the requirements of the Credit Agreement.

Payment and Performance. Mortgagor shall pay the Indebtedness when due under the Credit Agreement and the other Credit Documents and shall perform the Obligations in full when they are required to be performed.

Replacement of Fixtures and Personalty. Mortgagor shall not, without the prior written consent of Mortgagee, permit any of the Fixtures or Personalty owned or leased by Mortgagor to be removed at any time from the Land or Improvements, unless the removed item is removed temporarily for maintenance and repair or is permitted to be removed by the Credit Agreement.

Inspection. Subject to Section 6.10 or Section 6.14 of the Credit Agreement, as applicable, Mortgagor shall permit Mortgagee and the other Secured Parties, and their respective agents, representatives and employees, upon reasonable prior notice to Mortgagor, to inspect the Mortgaged Property and all books and records of Mortgagor located thereon and conduct such environmental and engineering studies as Mortgagee or the other Secured Parties may require, provided that (a) such inspections and studies shall not materially interfere with the use and operation of the Mortgaged Property; and (b) such right shall, with respect to Leased Land, be subject to the provisions of any applicable Subject Lease.

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Other Covenants. All of the covenants in the Credit Agreement are incorporated herein by reference and, together with covenants in this Article 3, shall be covenants running with the Land.

Insurance; Condemnation Awards and Insurance Proceeds.

Insurance. Except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect, Mortgagor shall maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to the Mortgaged Property against loss or damage of the kinds customarily carried or maintained under similar circumstances by corporations of established reputation engaged in similar businesses. Each such policy of insurance shall name Mortgagee as the loss payee (or, in the case of liability insurance, an additional insured) thereunder, for the ratable benefit of the Secured Parties, shall (except in the case of liability insurance) name Mortgagee as the “mortgagee” under a so-called “New York” long form non-contributory endorsement and shall provide for at least 30 days’ prior written notice of any material modification or cancellation of such policy. In addition to the foregoing, if any portion of the Mortgaged Property is located in an area identified by the Federal Emergency Management Agency as an area having special flood hazards and in which flood insurance has been made available under the National Flood Insurance Act of 1968 (or any amendment or successor act thereto), then Mortgagor shall maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount sufficient to comply with all applicable rules and regulations promulgated pursuant to such Act.

Condemnation Awards. Subject to the provisions of any applicable Subject Lease, Mortgagor assigns all Condemnation Awards to Mortgagee and authorizes Mortgagee to collect and receive such Condemnation Awards and to give proper receipts and acquittances therefor, subject to the terms of the Credit Agreement.

Insurance Proceeds. Subject to the terms of the Credit Agreement and any applicable Subject Lease, Mortgagor assigns to Mortgagee all proceeds of any insurance policies insuring against loss or damage to the Mortgaged Property. Subject to the terms of the Credit Agreement and any applicable Subject Lease, Mortgagor authorizes Mortgagee to collect and receive such proceeds and authorizes and directs the issuer of each of such insurance policies to make payment for all such losses directly to Mortgagee, instead of to Mortgagor and Mortgagee jointly.

LEASEHOLD MORTGAGE PROVISIONS

Representations; Warranties; Covenants. Mortgagor hereby represents, warrants and covenants that:

Except in any case where the following could not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (1) the Subject Leases are unmodified and in full force and effect, except as set forth in Exhibit B-1 hereof, (2) all rent and other charges therein have been paid to the extent they are payable to the date hereof, (3) Mortgagor enjoys the quiet and peaceful possession of the Premises, (4) to the best of its knowledge, Mortgagor is not in default under any of the material terms thereof and there are no circumstances which, with the passage of time or the giving of notice or both, would constitute an event of default thereunder, (5) to the best of Mortgagor’s knowledge, the lessor under each Subject Lease is not in default under any of the material terms or provisions thereof

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on the part of lessor to be observed or performed under the applicable Subject Lease, and (6) with respect to Leased Land, Mortgagor has not previously subordinated its interest in the Mortgaged Property to the Lien or interests of any mortgagee of the fee interest of the lessor under each Subject Lease;

Mortgagor shall promptly pay, when due and payable, the rent and other charges payable pursuant to any Subject Lease, taking into account any applicable grace or cure periods, and will timely perform and observe all of the other terms, covenants and conditions required to be performed and observed by Mortgagor as lessee under any Subject Lease, except, in any case, where the failure to do so, either individually or in the aggregate, could not be reasonably likely to have a Material Adverse Effect;

As and to the extent required by Section 6.03 of the Credit Agreement, Mortgagor shall promptly notify Mortgagee in writing of any default by Mortgagor in the performance or observance of any terms, covenants or conditions on the part of Mortgagor to be performed or observed under any Subject Lease;

As and to the extent required by Section 6.03 of the Credit Agreement, Mortgagor shall, promptly upon receipt thereof, deliver a copy of each material notice given to Mortgagor by the lessor pursuant to any Subject Lease and promptly notify Mortgagee in writing of any default by the lessor of any Subject Lease in the performance or observance of any of the terms, covenants or conditions on the part of the lessor to be performed or observed thereunder;

Unless required under the terms of any Subject Lease, Mortgagor shall not, without the prior written consent of Mortgagee (which, in the case of any proposed termination or surrender, may be granted or withheld in Mortgagee’s sole and absolute discretion and, in the case of any other modification, may be granted or withheld in Mortgagee’s reasonable discretion), allow such leases to lapse or be terminated or any rights to renew such leases to be forfeited or cancelled, except, in any case, where the failure to do so, either individually or in the aggregate, could not be reasonably likely to have a Material Adverse Effect;

If any Subject Lease shall be rejected or disaffirmed by the lessor thereunder (or by any receiver, trustee, custodian or other party who succeeds to the rights of such lessor) pursuant to the Bankruptcy Code (as hereinafter defined) or similar or successor law or right, Mortgagor covenants that it will not elect to treat such Subject Lease as terminated under 11 U.S.C. § 365(h) or any similar or successor law or right. Upon the occurrence and during the continuance of an Event of Default, Mortgagee shall have the sole and exclusive right to make or refrain from making any such election, and Mortgagor agrees that any such election, if made by Mortgagor other than in accordance with this subsection, shall be void and of no force or effect;

Mortgagor shall, within thirty (30) days after written request from Mortgagee, use commercially reasonable efforts to obtain from the lessor and deliver to Mortgagee a certificate setting forth the name of the tenant under any Subject Lease and stating that such Subject Lease is in full force and effect, is unmodified or, if such Subject Lease has been modified, the date of each modification (together with copies of each such modification), that no notice of termination thereof has been served on Mortgagor, stating that no default or event which with notice or lapse of time (or both) would become a default is existing under such Subject Lease (or if any such default or event is existing, specifying the nature of such default or event), stating the date to which rent has been paid, and containing such other statements and representations as may be requested by Mortgagee; provided, however, that so long as no Event of Default shall have occurred and be continuing, no more than one (1) such certificates shall be requested during any twelve (12) month period; and

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Except as permitted by and pursuant to the terms of the Credit Agreement or as may be required by the terms of any Subject Lease, Mortgagor shall not at any time subordinate its interest in the Mortgaged Property or any portion thereof to the Lien or interests of any mortgagee of the lessor’s fee interest in the Premises.

No Merger. So long as any of the Indebtedness or the Obligations remain unpaid or unperformed, the fee title to and the leasehold estate in the Premises subject to any Subject Lease shall not merge but shall always be kept separate and distinct notwithstanding the union of such estates in the lessor or Mortgagor, or in a third party, by purchase or otherwise. If Mortgagor acquires the fee title or any other estate, title or interest in the fee interests in the real property to which any such Subject Lease shall relate, or any part thereof, the lien of this Mortgage shall attach to, cover and be a lien upon such acquired estate, title or interest and the same shall thereupon be and become a part of the Mortgaged Property with the same force and effect as if specifically encumbered herein. Mortgagor agrees to execute all instruments and documents that Mortgagee may reasonably require to ratify, confirm and further evidence the lien of this Mortgage on the acquired estate, title or interest. Furthermore, Mortgagor hereby appoints Mortgagee as its true and lawful attorney-in-fact to execute and deliver, following the occurrence and during the continuance of an Event of Default, all such instruments and documents in the name and on behalf of Mortgagor. This power, being coupled with an interest, shall be irrevocable as long as any portion of the Indebtedness remains unpaid.

Mortgagee as Lessee. If any Subject Lease shall be terminated prior to the natural expiration of its term due to default by Mortgagor or any subtenant thereunder, and if, pursuant to the provisions of such Subject Lease, Mortgagee or its designee shall acquire from the lessor a new lease of the Premises, Mortgagor shall have no right, title or interest in or to such new lease or the leasehold estate created thereby, or renewal privileges therein contained.

No Assignment. Notwithstanding anything to the contrary contained herein, this Mortgage shall not constitute an assignment of any Subject Lease within the meaning of any provision thereof prohibiting its assignment and Mortgagee shall have no liability or obligation thereunder by reason of its acceptance of this Mortgage. Mortgagee shall be liable for the obligations of the tenant arising out of any Subject Lease for only that period of time for which Mortgagee is in possession of the premises demised thereunder or has acquired, by foreclosure or otherwise, and is holding all of Mortgagor’s right, title and interest therein.

DEFAULT AND FORECLOSURE

Remedies. Upon the occurrence and during the continuance of an Event of Default, Mortgagee may, at Mortgagee’s election, exercise any or all of the following rights, remedies and recourses:

Acceleration. Subject to any provisions of the Credit Documents providing for the automatic acceleration of the Indebtedness upon the occurrence of certain Events of Default, declare the Indebtedness to be immediately due and payable, without further notice, presentment, protest, notice of intent to accelerate, notice of acceleration, demand or action of any nature whatsoever (each of which hereby is expressly waived by Mortgagor), whereupon the same shall become immediately due and payable.

Entry on Mortgaged Property. Subject to the provisions of any applicable Subject Lease and applicable law, enter the Mortgaged Property and take exclusive possession thereof and of all books, records and accounts relating thereto or located thereon. If Mortgagor remains in possession of the

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Mortgaged Property following the occurrence and during the continuance of an Event of Default and without Mortgagee’s prior written consent, subject to the provisions of any applicable Subject Lease and applicable law, Mortgagee may invoke any legal remedies to dispossess Mortgagor.

Operation of Mortgaged Property. Subject to the provisions of any applicable Subject Lease and applicable law, hold, lease, develop, manage, operate or otherwise use the Mortgaged Property upon such terms and conditions as Mortgagee may deem reasonable under the circumstances (making such repairs, alterations, additions and improvements and taking other actions, from time to time, as Mortgagee deems necessary or desirable), and apply all Rents and other amounts collected by Mortgagee in connection therewith in accordance with the provisions of Section 5.7.

Foreclosure and Sale. In accordance with applicable law, institute proceedings for the complete foreclosure of this Mortgage by judicial action, in which case the Mortgaged Property may be sold for cash or credit in one or more parcels, subject to the provisions of any applicable Subject Lease. Except as otherwise required by applicable law, with respect to any notices required or permitted under the UCC, Mortgagor agrees that ten (10) days’ prior written notice shall be deemed commercially reasonable. At any such sale by virtue of any judicial proceedings or any other legal right, remedy or recourse, the title to and right of possession of any such property shall pass to the purchaser thereof, and to the fullest extent permitted by law, Mortgagor shall be completely and irrevocably divested of all of its right, title, interest, claim, equity, equity of redemption, and demand whatsoever, either at law or in equity, in and to the property sold and such sale shall be a perpetual bar both at law and in equity against Mortgagor, and against all other Persons claiming or to claim the property sold or any part thereof, by, through or under Mortgagor. Mortgagee or any of the other Secured Parties may be a purchaser at such sale. If Mortgagee or such other Secured Party is the highest bidder, Mortgagee or such other Secured Party may credit the portion of the purchase price that would be distributed to Mortgagee or such other Secured Party against the Indebtedness in lieu of paying cash. In the event this Mortgage is foreclosed by judicial action, appraisement of the Mortgaged Property is waived.

Receiver. Make application to a court of competent jurisdiction for, and obtain from such court as a matter of strict right and without notice to Mortgagor or regard to the adequacy of the Mortgaged Property for the repayment of the Indebtedness, the appointment of a receiver of the Mortgaged Property, and Mortgagor irrevocably consents to such appointment. Any such receiver shall have all the usual powers and duties of receivers in similar cases, including the full power to rent, maintain and otherwise operate the Mortgaged Property upon such terms as may be approved by the court, and in a manner consistent with the terms of any applicable Subject Lease, and shall apply such Rents in accordance with the provisions of Section 5.7.

Other. Subject to the provisions of any applicable Subject Lease, exercise all other rights, remedies and recourses granted under the Credit Documents or otherwise available at law or in equity.

Separate Sales. To the extent not prohibited under the terms of any applicable Subject Lease, the Mortgaged Property may be sold in one or more parcels and in such manner and order as Mortgagee in its sole discretion may elect. The right of sale arising out of any Event of Default shall not be exhausted by any one or more sales.

Remedies Cumulative, Concurrent and Nonexclusive. Mortgagee and the other Secured Parties shall have all rights, remedies and recourses granted in the Credit Documents and available at law or equity (including the UCC), which rights (a) shall be cumulative and concurrent, (b) may be pursued separately, successively or concurrently against Mortgagor or others obligated under the Credit Documents, or against the Mortgaged Property, or against any one or more of them, at the sole

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discretion of Mortgagee or such other Secured Party, as the case may be, (c) may be exercised as often as occasion therefor shall arise, and the exercise or failure to exercise any of them shall not be construed as a waiver or release thereof or of any other right, remedy or recourse, and (d) are intended to be, and shall be, nonexclusive. No action by Mortgagee or any other Secured Party in the enforcement of any rights, remedies or recourses under the Credit Documents or otherwise at law or equity shall be deemed to cure any Event of Default.

Release of and Resort to Collateral. Mortgagee may release, regardless of consideration and without the necessity for any notice to or consent by the holder of any subordinate lien on the Mortgaged Property, any part of the Mortgaged Property without, as to the remainder, in any way impairing, affecting, subordinating or releasing the lien or security interest created in or evidenced by the Credit Documents or their status as a first and prior lien and security interest in and to the Mortgaged Property. For payment of the Indebtedness, Mortgagee may resort to any other security in such order and manner as Mortgagee may elect.

Waiver of Redemption, Notice and Marshalling of Assets. To the fullest extent permitted by law, Mortgagor hereby irrevocably and unconditionally waives and releases (a) all benefit that might accrue to Mortgagor by virtue of any present or future statute of limitations or law or judicial decision exempting the Mortgaged Property from attachment, levy or sale on execution or providing for any stay of execution, exemption from civil process, redemption or extension of time for payment, (b) all notices of any Event of Default or of Mortgagee’s election to exercise or the actual exercise of any right, remedy or recourse provided for under the Credit Documents, and (c) any right to a marshalling of assets or a sale in inverse order of alienation.

Discontinuance of Proceedings. If Mortgagee or any other Secured Party shall have proceeded to invoke any right, remedy or recourse permitted under the Credit Documents and shall thereafter elect to discontinue or abandon it for any reason, Mortgagee or such other Secured Party, as the case may be, shall have the unqualified right to do so and, in such an event, Mortgagor, Mortgagee and the other Secured Parties shall be restored to their former positions with respect to the Indebtedness, the Obligations, the Credit Documents, the Mortgaged Property and otherwise, and the rights, remedies, recourses and powers of Mortgagee and the other Secured Parties shall continue as if the right, remedy or recourse had never been invoked, but no such discontinuance or abandonment shall waive any Event of Default which may then exist or the right of Mortgagee or any other Secured Party thereafter to exercise any right, remedy or recourse under the Credit Documents for such Event of Default.

Application of Proceeds. The proceeds of any sale of, and the Rents and other amounts generated by the holding, leasing, management, operation or other use of the Mortgaged Property, shall be applied by Mortgagee (or the receiver, if one is appointed) in the following order unless otherwise required by applicable law:

to the payment of the costs and expenses of taking possession of the Mortgaged Property and of holding, using, leasing, repairing, improving and selling the same, including, without limitation (1) receiver’s fees and expenses, including the repayment of the amounts evidenced by any receiver’s certificates, (2) court costs, (3) attorneys’ and accountants’ fees and expenses, and (4) costs of advertisement, and (5) the payment of all rent and other charges under any applicable Subject Lease;

to the payment of the Indebtedness and performance of the Obligations in a manner and order consistent with Section 9.2 of the Security Agreement; and

the balance, if any, to the Persons legally entitled thereto.

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Occupancy After Foreclosure. Except as otherwise required by applicable law, any sale of the Mortgaged Property or any part thereof in accordance with Section 5.1(d) will divest all right, title and interest of Mortgagor in and to the property sold. Subject to applicable law and any applicable Subject Lease, any purchaser at a foreclosure sale will receive immediate possession of the property purchased. If Mortgagor retains possession of such property or any part thereof subsequent to such sale, Mortgagor will be considered a tenant at sufferance of the purchaser, and will, if Mortgagor remains in possession after demand to remove, be subject to eviction and removal, forcible or otherwise, with or without process of law.

Additional Advances and Disbursements; Costs of Enforcement.

To the extent not prohibited under the terms of the Subject Leases, to the extent applicable, upon the occurrence and during the continuance of any Event of Default, Mortgagee and each of the other Secured Parties shall have the right, but not the obligation, to cure such Event of Default in the name and on behalf of Mortgagor. All sums advanced and expenses incurred at any time by Mortgagee or any other Secured Party under this Section 5.9, or otherwise under this Mortgage or any of the other Credit Documents or applicable law, shall bear interest from the date that such sum is advanced or expense incurred, to and including the date of reimbursement, computed at the highest rate at which interest is then computed on any portion of the Indebtedness, and all such sums, together with interest thereon, shall be secured by this Mortgage.

Mortgagor shall pay all expenses (including reasonable attorneys’ fees and expenses) of or incidental to the perfection and enforcement of this Mortgage and the other Credit Documents, or the enforcement, compromise or settlement of the Indebtedness or any claim under this Mortgage and the other Credit Documents, and for the curing thereof, or for defending or asserting the rights and claims of Mortgagee in respect thereof, by litigation or otherwise.

No Mortgagee in Possession. Neither the enforcement of any of the remedies under this Article 5, the assignment of the Rents and Leases under Article 6, the security interests under Article 7, nor any other remedies afforded to Mortgagee under the Credit Documents, at law or in equity shall cause Mortgagee or any other Secured Party to be deemed or construed to be a mortgagee in possession of the Mortgaged Property, to obligate Mortgagee or any other Secured Party to lease the Mortgaged Property or attempt to do so, or to take any action, incur any expense, or perform or discharge any obligation, duty or liability whatsoever under any of the Leases or otherwise.

ASSIGNMENT OF RENTS AND LEASES

Assignment. In furtherance of and in addition to the assignment made by Mortgagor in Section 2.1 of this Mortgage, Mortgagor hereby absolutely and unconditionally assigns, sells, transfers and conveys to Mortgagee all of its right, title and interest in and to all Leases, whether now existing or hereafter entered into, and all of its right, title and interest in and to all Rents. This assignment is an absolute assignment and not an assignment for additional security only. So long as no Event of Default shall have occurred and be continuing, Mortgagor shall have a revocable license from Mortgagee to exercise all rights extended to the landlord under the Leases, including the right to receive and collect all Rents and to hold the Rents in trust for use in the payment and performance of the Obligations and to otherwise use the same. The foregoing license is granted subject to the conditional limitation that no Event of Default shall have occurred and be continuing. Upon the occurrence and during the continuance of an Event of Default, whether or not legal proceedings have commenced, and without regard to waste, adequacy of security for the Obligations or solvency of Mortgagor, the license herein granted shall automatically expire and terminate, without notice to Mortgagor by Mortgagee (any such notice being hereby expressly waived by Mortgagor to the extent permitted by applicable law).

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Perfection Upon Recordation. Mortgagor covenants that upon recordation of this Mortgage Mortgagee shall have, to the extent permitted under applicable law, a valid and fully perfected, first priority, present assignment of the Rents arising out of the Leases and all security for such Leases. Mortgagor acknowledges and agrees that upon recordation of this Mortgage Mortgagee’s interest in the Rents shall be deemed to be fully perfected, “choate” and enforced as to Mortgagor and all third parties following recovery of possession of the Mortgaged Property by Mortgagee. For purposes of this Section 6.2, “possession” shall mean any one of the following to the extent permitted by applicable law: (a) actual possession of the Mortgaged Property or (b) taking affirmative actions to gain possession of the Mortgaged Property that would constitute constructive possession of the Mortgaged Property such as court authorization to collect Rents or appointment of a receiver. To the extent permitted by applicable law, Mortgagee shall have the right to collect Rents without taking possession of the Mortgaged Property.

Bankruptcy Provisions. Without limitation of the absolute nature of the assignment of the Rents hereunder, Mortgagor and Mortgagee agree that (a) this Mortgage shall constitute a “security agreement” for purposes of Section 552(b) of Title 11 of the United States Code (the “Bankruptcy Code”), (b) the security interest created by this Mortgage extends to property of Mortgagor acquired before the commencement of a case in bankruptcy and to all amounts paid as Rents and (c) such security interest shall extend to all Rents acquired by the estate after the commencement of any case in bankruptcy.

No Merger of Estates. So long as part of the Indebtedness and the Obligations secured hereby remain unpaid and undischarged, the fee and leasehold estates to the Mortgaged Property shall not merge, but shall remain separate and distinct, notwithstanding the union of such estates either in Mortgagor, Mortgagee, any tenant or any third party by purchase or otherwise.

SECURITY AGREEMENT

Security Interest. This Mortgage constitutes a “security agreement” on personal property within the meaning of the UCC and other applicable law and with respect to the Personalty, Fixtures, Mineral Interests, Leases, Rents, Deposit Accounts, Property Agreements, Tax Refunds, Proceeds, Insurance and Condemnation Awards. To this end, Mortgagor grants to Mortgagee a first and prior security interest subject only to the Permitted Encumbrances and Permitted Liens, in the Personalty, Fixtures, Leases, Rents, Deposit Accounts, Property Agreements, Tax Refunds, Proceeds, Insurance, Condemnation Awards and all other Mortgaged Property which is “personal property” or “as extracted collateral” (as such terms are used in the UCC), including coal and other minerals, to secure the payment of the Indebtedness and performance of the Obligations, and agrees that Mortgagee shall have all the rights and remedies of a secured party under the UCC with respect to such property. Any notice of sale, disposition or other intended action by Mortgagee with respect to the Personalty, Fixtures, Mineral Interests, Leases, Rents, Deposit Accounts, Property Agreements, Tax Refunds, Proceeds, Insurance and Condemnation Awards or other Mortgaged Property which is “personal property” or “as extracted collateral” (as such terms are used in the UCC), including coal and other minerals, sent to Mortgagor at least ten (10) days prior to any action under the UCC shall constitute reasonable notice to Mortgagor. In the event of any inconsistency between the terms of this Mortgage and the terms of the Security Agreement with respect to the collateral covered both therein and herein, the Security Agreement shall control and govern to the extent of any such inconsistency.

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Financing Statements. Mortgagor shall prepare and deliver to Mortgagee such financing statements, and shall execute and deliver to Mortgagee such other documents, instruments and further assurances, in each case in form and substance satisfactory to Mortgagee, as Mortgagee may, from time to time, reasonably consider necessary to create, perfect and preserve Mortgagee’s security interest hereunder. Mortgagor hereby irrevocably authorizes Mortgagee to cause financing statements (and amendments thereto and continuations thereof) and any such documents, instruments and assurances to be recorded and filed, at such times and places as may be required or permitted by law to so create, perfect and preserve such security interest. Mortgagor represents and warrants to Mortgagee that Mortgagor’s jurisdiction of organization is the State of [            ]. After the date of this Mortgage, Mortgagor shall not change its name, type of organization, organizational identification number (if any), jurisdiction of organization or location (within the meaning of the UCC) without giving at least forty five (45) days (or such longer period as Mortgagee may reasonably agree ) prior written notice to Mortgagee.

Fixture Filing. This Mortgage shall also constitute a “fixture filing” and an “as extracted” collateral filing for the purposes of the UCC against all of the Mortgaged Property which is or is to become fixtures or as extracted collateral. The information provided in this Section 7.3 is provided so that this Mortgage shall comply with the requirements of the UCC for a mortgage instrument to be filed as a financing statement. Mortgagor is the “Debtor” and its name and mailing address are set forth in the preamble of this Mortgage immediately preceding Article 1. Mortgagee is the “Secured Party” and its name and mailing address from which information concerning the security interest granted herein may be obtained are also set forth in the preamble of this Mortgage immediately preceding Article 1. A statement describing the portion of the Mortgaged Property comprising the fixtures hereby secured is set forth in Section 1.1(c) of this Mortgage. Mortgagor represents and warrants to Mortgagee that Mortgagor is the record owner of the applicable fee title or owner of the leasehold interest in the Mortgaged Property, the employer identification number and the organizational identification number of Mortgagor is set forth below the signature of Mortgagor on the signature page attached hereto.

[Intentionally Omitted]

MISCELLANEOUS

Notices. Any notice required or permitted to be given under this Mortgage shall be given in accordance with Section 10.02 of the Credit Agreement.

Covenants Running with the Land. All Obligations contained in this Mortgage are intended by Mortgagor and Mortgagee to be, and shall be construed as, covenants running with the Land. As used herein, “Mortgagor” shall refer to the party named in the first paragraph of this Mortgage and to any subsequent owner of all or any portion of the Mortgaged Property. All Persons who may have or acquire an interest in the Mortgaged Property shall be deemed to have notice of, and be bound by, the terms of the Credit Agreement and the other Credit Documents; provided, however, that no such party shall be entitled to any rights thereunder without the prior written consent of Mortgagee.

Attorney-in-Fact. Mortgagor hereby irrevocably appoints Mortgagee as its attorney-in-fact, which agency is coupled with an interest and with full power of substitution with full authority in the place and stead of Mortgagor and in the name of Mortgagor or otherwise (a) to execute and/or record any notices of completion, cessation of labor or any other notices that Mortgagee deems appropriate to protect Mortgagee’s interest, if Mortgagor shall fail to do so within ten (10) days after written request by Mortgagee, (b) upon the issuance of a deed pursuant to the foreclosure of this Mortgage or the delivery of a deed in lieu of foreclosure, to execute all instruments of assignment, conveyance or further assurance

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with respect to the Leases, Rents, Deposit Accounts, Property Agreements, Tax Refunds, Proceeds, Insurance and Condemnation Awards in favor of the grantee of any such deed and as may be necessary or desirable for such purpose, (c) to prepare and file or record financing statements and continuation statements, and to prepare, execute and file or record applications for registration and like papers necessary to create, perfect or preserve Mortgagee’s security interests and rights in or to any of the Mortgaged Property, and (d) after the occurrence and during the continuance of an Event of Default, to perform any obligation of Mortgagor hereunder; provided, however, that (1) Mortgagee shall not under any circumstances be obligated to perform any obligation of Mortgagor; (2) any sums advanced by Mortgagee in such performance shall be added to and included in the Indebtedness and shall bear interest at the highest rate at which interest is then computed on any portion of the Indebtedness; (3) Mortgagee as such attorney-in-fact shall only be accountable for such funds as are actually received by Mortgagee; and (4) Mortgagee shall not be liable to Mortgagor or any other person or entity for any failure to take any action which it is empowered to take under this Section 9.3.

Successors and Assigns. This Mortgage shall be binding upon and inure to the benefit of Mortgagee, the other Secured Parties, and Mortgagor and their respective successors and assigns. Mortgagor shall not, without the prior written consent of Mortgagee, assign any rights, duties or obligations hereunder.

No Waiver. Any failure by Mortgagee or the other Secured Parties to insist upon strict performance of any of the terms, provisions or conditions of the Credit Documents shall not be deemed to be a waiver of same, and Mortgagee and the other Secured Parties shall have the right at any time to insist upon strict performance of all of such terms, provisions and conditions.

Credit Agreement. If any conflict or inconsistency exists between this Mortgage and the Credit Agreement, the Credit Agreement shall control and govern to the extent of any such conflict or inconsistency.

Release or Reconveyance. Upon payment in full of the Indebtedness and performance in full of the Obligations or upon a sale or other disposition of the Mortgaged Property permitted by the Credit Agreement, Mortgagee, at Mortgagor’s request and expense, shall release the liens and security interests created by this Mortgage or reconvey the Mortgaged Property to Mortgagor. A Mortgagor shall automatically be released from its obligations hereunder and the security interest in the Mortgaged Property of such Mortgagor shall automatically be released upon the consummation of any transaction permitted by the Credit Agreement and the other Credit Documents as a result of which such Mortgagor ceases to be a Subsidiary of the Borrower.

Waiver of Stay, Moratorium and Similar Rights. Mortgagor agrees, to the full extent that it may lawfully do so, that it will not at any time insist upon or plead or in any way take advantage of any stay, marshalling of assets, extension, redemption or moratorium law now or hereafter in force and effect so as to prevent or hinder the enforcement of the provisions of this Mortgage or the Indebtedness or Obligations secured hereby, or any agreement between Mortgagor and Mortgagee or any rights or remedies of Mortgagee or any other Secured Party.

Applicable Law. The provisions of this Mortgage regarding the creation, perfection and enforcement of the liens and security interests herein granted shall be governed by and construed under the laws of the state in which the Mortgaged Property is located. All other provisions of this Mortgage shall be governed by the laws of the State of New York (including, without limitation, Section 5-1401 of the General Obligations Law of the State of New York).

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Headings. The Article, Section and Subsection titles hereof are inserted for convenience of reference only and shall in no way alter, modify or define, or be used in construing, the text of such Articles, Sections or Subsections.

Severability. If any provision of this Mortgage shall be held by any court of competent jurisdiction to be unlawful, void or unenforceable for any reason, such provision shall be deemed severable from and shall in no way affect the enforceability and validity of the remaining provisions of this Mortgage.

Entire Agreement. This Mortgage and the other Credit Documents embody the entire agreement and understanding between Mortgagee and Mortgagor relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof. Accordingly, the Credit Documents may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

Mortgagee as Agent; Successor Agents.

Agent has been appointed to act as Agent hereunder by the other Secured Parties. Agent shall have the right hereunder to make demands, to give notices, to exercise or refrain from exercising any rights, and to take or refrain from taking any action (including, without limitation, the release or substitution of the Mortgaged Property) in accordance with the terms of the Credit Agreement, any related agency agreement among Agent and the other Secured Parties (collectively, as amended, amended and restated, supplemented or otherwise modified or replaced from time to time, the “Agency Documents”) and this Mortgage. Mortgagor and all other Persons shall be entitled to rely on releases, waivers, consents, approvals, notifications and other acts of Agent, without inquiry into the existence of required consents or approvals of the Secured Parties therefor.

Mortgagee shall at all times be the same Person that is Agent under the Agency Documents. Written notice of resignation by Agent pursuant to the Agency Documents shall also constitute notice of resignation as Agent under this Mortgage. Removal of Agent pursuant to any provision of the Agency Documents shall also constitute removal as Agent under this Mortgage. Appointment of a successor Agent pursuant to the Agency Documents shall also constitute appointment of a successor Agent under this Mortgage. Upon the acceptance of any appointment as Agent by a successor Agent under the Agency Documents, that successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Agent as the Mortgagee under this Mortgage, and the retiring or removed Agent shall promptly (i) assign and transfer to such successor Agent all of its right, title and interest in and to this Mortgage and the Mortgaged Property, and (ii) execute and deliver to such successor Agent such assignments and amendments and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Agent of the liens and security interests created hereunder, whereupon such retiring or removed Agent shall be discharged from its duties and obligations under this Mortgage. After any retiring or removed Agent’s resignation or removal hereunder as Agent, the provisions of this Mortgage and the Agency Documents shall inure to its benefit as to any actions taken or omitted to be taken by it under this Mortgage while it was Agent hereunder.

Mortgagor Obligations Joint and Several. Each Mortgagor identified herein shall be jointly and severally liable for all Obligations, covenants and agreements of Mortgagor contained herein or secured hereby (except to the extent limited by Section 1(b) of the Guaranty). Notwithstanding any provision herein to the contrary, but without limiting (a) the generality of the foregoing sentence, (b) any of the rights or remedies available to Mortgagee (including any rights or remedies pertaining to the

15

Mortgaged Property owned in fee or lease by the respective Mortgagor) upon the occurrence of any default or Event of Default hereunder, or (c) any waivers, acknowledgements or consents made by any of the parties to this Mortgage, it is hereby understood and agreed that all Obligations, representations, covenants and agreements of Mortgagor herein or in the other Credit Documents pertaining to a particular Mortgaged Property are intended to be the separate and distinct Obligations, representations, covenants and agreements of the individual Mortgagor that is the owner (whether in fee or leasehold) of such Mortgaged Property.

LOCAL LAW PROVISIONS

Section 10.1. Inconsistencies. In the event of any inconsistencies between the terms and conditions of this Article 10 and the other provisions of this Mortgage, the terms and conditions of this Article 10 shall control and be binding.

Section 10.2. Maximum Principal Sum. The Obligations are to be secured by other mortgages and deeds of trust on other real estate in other counties and other states. Each and all of such mortgages and deeds of trust are intended to and shall constitute security for the entire Indebtedness represented by the Obligations without allocation. Notwithstanding anything herein to the contrary, it is agreed that the maximum amount of Indebtedness secured by this Mortgage, including all advancements, at any one time shall not exceed $500,000,000.00 plus interest and protective advances.

Section 10.3. In Rem Proceedings. Supplementing Section 5.1 hereof, mortgage foreclosures and other In Rem proceedings against Mortgagor may be brought in [Montgomery/Macoupin/Franklin/Williamson] County, Illinois or any federal court of competent jurisdiction in Illinois.

Section 10.4. Future Advances; Revolving Credit. Mortgagee is obligated under the terms of the Credit Agreement to make advances as provided therein, and Mortgagor acknowledges and intends that all such advances, including future advances whenever hereafter made, shall be a lien from the time this Mortgage is recorded, as provided in Section 5/15-1302(b)(1) of the Act (as hereinafter defined). That portion of the Obligations which comprises the principal amount then outstanding of the Revolving Loans constitutes revolving credit indebtedness secured by a mortgage on real property, pursuant to the terms and conditions of 205 ILCS 5/5d, Mortgagor covenants and agrees that this Mortgage shall secure the payment of all loans and advances made pursuant to the terms and provisions of the Credit Agreement, whether such loans and advances are made as of the date hereof or at any time in the future, and whether such future advances are obligatory or are to be made at the option of Mortgagee or otherwise (but not advances or loans made more than 20 years after the date hereof), to the same extent as if such future advances were made on the date of the execution of this Mortgage and although there may be no advances made at the time of the execution of this Mortgage and although there may be no other Indebtedness outstanding at the time any advance is made. The lien of this Mortgage shall be valid as to all Obligations, including future advances, from the time of its filing of record in the office of the Recorder of Deeds of the County in which the Mortgaged Property is located. The total amount of the Obligations may increase or decrease from time to time, but the total unpaid principal balance of the Obligations (including disbursements which Mortgagee may make under this Mortgage or any other document or instrument evidencing or securing the Obligations) at any time outstanding shall not exceed the amount referred to in Section 10.2 of this Mortgage. This Mortgage shall be valid and shall have priority over all subsequent liens and encumbrances, including statutory liens, except taxes and assessments levied on the Mortgaged Property, to the extent of the maximum amount secured hereby.

16

Section 10.5. Illinois Mortgage Foreclosure Law. It is the intention of Mortgagor and Mortgagee that the enforcement of the terms and provisions of this Mortgage shall be accomplished in accordance with the Illinois Mortgage Foreclosure Law (the “Act”), 735 ILCS 5/15-1101, et seq., and with respect to such Act Mortgagor agrees and covenants that:

(a) Mortgagor and Mortgagee shall have the benefit of all of the provisions of the Act, including all amendments thereto which may become effective from time to time after the date hereof. In the event any provision of the Act which is specifically referred to herein may be repealed, Mortgagee shall have the benefit of such provision as most recently existing prior to such repeal, as though the same were incorporated herein by express reference;

(b) Wherever provision is made in this Mortgage or the Credit Agreement for insurance policies to bear mortgagee clauses or other loss payable clauses or endorsements in favor of Mortgagee, or to confer authority upon Mortgagee to settle or participate in the settlement of losses under policies of insurance or to hold and disburse or otherwise control use of insurance proceeds, from and after the entry of judgment of foreclosure, all such rights and powers of Mortgagee shall continue in Mortgagee as judgment creditor or mortgagee until confirmation of sale;

(c) All advances, disbursements and expenditures made or incurred by Mortgagee before and during a foreclosure, and before and after judgment of foreclosure, and at any time prior to sale, and, where applicable, after sale, and during the pendency of any related proceedings, for the following purposes, in addition to those otherwise authorized by the Mortgage or the Credit Agreement or by the Act (collectively “Protective Advances”), shall have the benefit of all applicable provisions of the Act. All Protective Advances shall be so much additional indebtedness secured by this Mortgage, and shall become immediately due and payable without notice and with interest thereon from the date of the advance until paid at the rate of interest payable after default under the terms of the Credit Agreement. This Mortgage shall be a lien for all Protective Advances as to subsequent purchasers and judgment creditors from the time this Mortgage is recorded pursuant to Subsection (b)(5) of Section 5/15-1302 of the Act;

(d) In addition to any provision of this Mortgage authorizing Mortgagee to take or be placed in possession of the Mortgaged Property, or for the appointment of a receiver, Mortgagee shall have the right, in accordance with Sections 5/15-1701 and 5/15-1702 of the Act, to be placed in possession of the Mortgaged Property or at its request to have a receiver appointed, and such receiver, or Mortgagee, if and when placed in possession, shall have, in addition to any other powers provided in this Mortgage, all rights, powers, immunities, and duties as provided for in Sections 5/15-1701, 5/15-1703 and 5/15-1704 of the Act; and

(e) Mortgagor acknowledges that the Mortgaged Property does not constitute agricultural real estate, as said term is defined in Section 5/15-1201 of the Act or residential real estate as defined in Section 5/15-1219 of the Act. Pursuant to Section 5/15-1601(b) of the Act, Mortgagor hereby waives any and all right of redemption.

[The remainder of this page has been intentionally left blank]

17

IN WITNESS WHEREOF, Mortgagor has on the date set forth in the acknowledgement hereto, effective as of the date first above written, caused this instrument to be duly EXECUTED AND DELIVERED by authority duly given.

MORTGAGOR:

[ ], a limited liability company

By:
Name:
Title:
Employer Identification No.:
Organizational Identification No.:

[ ], a limited liability company

By:
Name:
Title:
Employer Identification No.:
Organizational Identification No.:

[ ], a limited liability company

By:
Name:
Title:
Employer Identification No.:
Organizational Identification No.:

[insert additional Mortgagors as needed]

STATE OF	)
) ss.:
COUNTY OF	)

I,                         , a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY, that                         , personally known to me to be the                          of                         , a                          limited liability company, whose name is subscribed to the within instrument, appeared before me this day in person and severally acknowledged that as such                          he/she signed and delivered the said instrument as                          of said company as his/her free and voluntary act and as the free and voluntary act and deed of said company, for the uses and purposes therein set forth.

GIVEN under my hand and Notarial Seal, this          day of                 , 2010.

Notary Public

My Commission Expires:

STATE OF	)
) ss.:
COUNTY OF	)

I,                         , a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY, that                         , personally known to me to be the                          of                         , a                          limited liability company, whose name is subscribed to the within instrument, appeared before me this day in person and severally acknowledged that as such                          he/she signed and delivered the said instrument as                          of said company as his/her free and voluntary act and as the free and voluntary act and deed of said company, for the uses and purposes therein set forth.

GIVEN under my hand and Notarial Seal, this          day of                 , 2010.

Notary Public

My Commission Expires:

STATE OF	)
) ss.:
COUNTY OF	)

I,                         , a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY, that                         , personally known to me to be the                          of                         , a                          limited liability company, whose name is subscribed to the within instrument, appeared before me this day in person and severally acknowledged that as such                          he/she signed and delivered the said instrument as                          of said company as his/her free and voluntary act and as the free and voluntary act and deed of said company, for the uses and purposes therein set forth.

GIVEN under my hand and Notarial Seal, this          day of                 , 2010.

Notary Public

My Commission Expires:

[insert additional Notary Blocks as needed]

EXHIBIT A

LEGAL DESCRIPTION

The permanent tax index number for the Land is                         .

Legal Description of premises located at [                        ]:

Exh. A - 1

EXHIBIT B-1

SUBJECT LEASE

The term “Subject Lease” shall mean the agreement of lease described in this Exhibit B-1.

1. That certain [Title of Lease] dated [Date of Lease], [as amended by             ,] pursuant to which Mortgagor leases all or a portion of the Land from [Full Name of Lessor], a memorandum of which was recorded with the County Clerk of [County] County, [Illinois], [contemporaneously herewith] [in [Book/Liber/Reel] [        ], Page [        ]].

2. That certain [Title of Lease] dated [Date of Lease], [as amended by             ,] pursuant to which Mortgagor leases all or a portion of the Land from [Full Name of Lessor], a memorandum of which was recorded with the County Clerk of [County] County, [Illinois], [contemporaneously herewith] [in [Book/Liber/Reel] [        ], Page [        ]].

3. That certain [Title of Lease] dated [Date of Lease], [as amended by             ,] pursuant to which Mortgagor leases all or a portion of the Land from [Full Name of Lessor], a memorandum of which was recorded with the County Clerk of [County] County, [Illinois], [contemporaneously herewith] [in [Book/Liber/Reel] [        ], Page [        ]].

[List additional Leases as necessary]

Exh. B - 1

EXHIBIT B-2

EASEMENT AGREEMENTS

1. That certain [Title of Easement Agreement] dated [Date of Agreement], [as amended by             ,] from [Full Name of Grantor] to [Full Name of Grantee] recorded with the County Clerk of [County] County, [Illinois], [contemporaneously herewith] [in [Book/Liber/Reel] [        ], Page [        ].

2. That certain [Title of Easement Agreement] dated [Date of Agreement], [as amended by             ,] from [Full Name of Grantor] to [Full Name of Grantee] recorded with the County Clerk of [County] County, [Illinois], [contemporaneously herewith] [in [Book/Liber/Reel] [        ], Page [        ].

3. That certain [Title of Easement Agreement] dated [Date of Agreement], [as amended by             ,] from [Full Name of Grantor] to [Full Name of Grantee] recorded with the County Clerk of [County] County, [Illinois], [contemporaneously herewith] [in [Book/Liber/Reel] [        ], Page [        ].

[List additional Easements as necessary.]

Exh. B - 2

EXHIBIT C

PERMITTED ENCUMBRANCES

Those exceptions set forth in Schedule B of that certain policy of title insurance issued to Mortgagee by Chicago Title Insurance Company on or about the date hereof pursuant to commitment number                     .

G-1

Form of Mortgage

EXHIBIT H

FORM OF OPINION OF CAHILL GORDON & REINDEL LLP

[provided separately]

H-1

Form of Opinion of Cahill Gordon & Reindel LLP

EXHIBIT I

FORM OF OPINION OF BAILEY & GLASSER LLP

[provided separately]

I-1

Form of Opinion of Bailey & Glasser LLP

EXHIBIT J

FORM OF PERFECTION CERTIFICATE

[provided separately]

J-1

Form of Perfection Certificate

EXHIBIT K

FORM OF OPINION OF LOCAL COUNSEL

WITH RESPECT TO REAL ESTATE MATTERS

                    , 2010

To:	The Secured Parties under the Credit Agreement

referred to below and to Citibank, N.A., as

Administrative Agent and Collateral Agent

Re:	Williamson Energy, LLC, Hillsboro Energy, LLC, Macoupin Energy, LLC and Sugar Camp Energy, LLC

Ladies and Gentlemen:

We have acted as special Illinois (the “State”) counsel to Williamson Energy, LLC (“Williamson”), a Delaware limited liability company, Hillsboro Energy, LLC (“Hillsboro”), a Delaware limited liability company, Macoupin Energy, LLC (“Macoupin”), a Delaware limited liability company and Sugar Camp Energy, LLC (“Sugar Camp”), a Delaware limited liability company (Williamson, Hillsboro, Macoupin and Sugar Camp, individually and collectively, as the context may require, “Mortgagor”)21 in connection with the execution and delivery of the Mortgage referenced below pursuant to that certain Credit Agreement dated as of August [_], 2010 (the “Credit Agreement”) by and among Borrower, Mortgagor and the other Guarantors identified therein, the Secured Parties (as defined therein), and Citibank, N.A., as administrative agent and as collateral agent (individually and collectively in such capacities, as the context may require, “Agent”) for the Secured Parties. This opinion is rendered at the request of Borrower pursuant to Section 6.19(a)(x) of the Credit Agreement. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Mortgage, or if not defined therein, in the Credit Agreement.

In our capacity as such counsel, we have examined originals, or copies identified to our satisfaction as being true copies, of such records, documents or other instruments as in our judgment are necessary or appropriate to enable us to render the opinions expressed below, including such corporate records and documents of Mortgagor and such certificates of public officials and officers of Mortgagor as we have deemed necessary or appropriate for purposes of this opinion. These records, documents and instruments also included execution copies or counterparts of the following documents (collectively, the “Subject Documents”):

•	The Credit Agreement; and

•

The Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated as of             , 2010 from Mortgagor, as mortgagor, to Agent, as mortgagee (the “Mortgage”), encumbering the “Mortgaged Property” described therein.

[21]	Insert any additional Mortgagors; this form assumes that there will be one mortgage instrument.

Form of Opinion Relating to Mortgages

Assumptions

In rendering this opinion we have assumed, without having made any independent investigation of the facts, except with respect to matters of State and federal law on which we have opined below, the following:

the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies;

to the extent that the obligations of Mortgagor may be dependent upon such matters, other than with respect to Mortgagor, that each party to the agreements and contracts referred to herein is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation; that each such other party has the requisite corporate or other organizational power and authority to perform its obligations under such agreements and contracts, as applicable; and that such agreements and contracts have been duly authorized, executed and delivered by, and each of them constitutes the legally valid and binding obligations of, such other parties, as applicable, enforceable against such other parties in accordance with their respective terms;

that Mortgagor is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation;

that Mortgagor has the requisite corporate power and authority to enter into and perform its obligations under the Subject Documents to which it is a party;

the due authorization, execution and delivery by Mortgagor of the Subject Documents to which Mortgagor is a party;

that a part or all of the loan proceeds to be advanced pursuant to the Credit Agreement will have been advanced on or before the date hereof;

that all material factual matters, including without limitation, representations and warranties, contained in the Subject Documents, are true and correct as set forth therein;

that Mortgagor, at the time of recordation of the Mortgage held an interest of record in the real property portions of the Mortgaged Property owned or leased, as applicable, by Mortgagor; and

that the Subject Documents will be governed by and construed in accordance with the internal laws of the State, notwithstanding the provisions of the Subject Documents to the contrary.

Opinions

On the basis of such examination, our reliance upon the assumptions contained herein and our consideration of those questions of law we considered relevant, and subject to the limitations and qualifications in this opinion, we are of the opinion that:

The Mortgage constitutes the legal, valid and binding obligation of Mortgagor, enforceable against Mortgagor in accordance with its terms.

The execution and delivery of the Subject Documents, the performance by Mortgagor of its obligations thereunder and the compliance with the terms and conditions thereof by Mortgagor are not in contravention of or in conflict with any law, rule or regulation of the State applicable to Mortgagor.

Form of Opinion Relating to Mortgages

The execution and delivery by Mortgagor of the Subject Documents to which it is a party and the performance of Mortgagor’s obligations thereunder do not require any governmental consents, approvals, authorizations, permits, registrations, declarations or filings or other action or any notices to, consents of, orders of or filings with any governmental authority or regulatory body of the State (including those having jurisdiction over the enforcement of the environmental laws of the State), except for the recordation of the Mortgage.

The Mortgage (including the acknowledgement, attestation, seal and witness requirements) is in appropriate form for recordation in the State.

The Mortgage is in proper form sufficient to create a valid mortgage in favor of Agent on such of the Mortgaged Property described therein that constitutes real property (including fixtures and “as-extracted collateral,” to the extent the same constitute real property). The recordation of the Mortgage in each of Montgomery, Macoupin, Franklin, and Williamson County is the only recordation, filing or registration necessary to perfect the lien on the Mortgaged Property created by the Mortgage. Upon recordation of the Mortgage in teach of Montgomery, Macoupin, Franklin, and Williamson County, Agent will have a valid and perfected mortgage on the Mortgaged Property described therein. No other recordation, filing, re-recordation or re-filing is necessary in order to perfect or to maintain the priority of the lien created by the Mortgage.

The real property descriptions attached to the Mortgage are in form legally sufficient for the purpose of subjecting that portion of the Mortgaged Property that constitutes real property to the lien evidenced by the Mortgage.

The Mortgage is in proper form sufficient to constitute a valid and effective fixture filing with respect to the Premises and to “as-extracted collateral” under Article 9 of the Uniform Commercial Code as in effect in the State naming Mortgagor as debtor and Agent as secured party.

Agent is not required to qualify to transact business in the State nor will Agent incur any tax imposed by the State (including, without limitation, any tax imposed by the State on interest or on revenue paid in respect of the Credit Agreement), solely as the result of the ownership or recordation of the Mortgage.

No taxes or other charges, including, without limitation, intangible, documentary, stamp, mortgage, transfer or recording taxes or similar charges are payable to the State or to any governmental authority or regulatory body located therein on account of the execution or delivery of the Mortgage, or the creation of the liens and security interests thereunder, or the filing, recordation or registration of the Mortgage, except for nominal filing or recording fees.

Qualifications

The foregoing opinions are subject to the following qualifications, limitations and exceptions:

Qualifying paragraph 1 above, the enforceability of the Mortgage and the liens created thereby may be limited or affected by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. The aforesaid opinion as to enforceability of the Mortgage is also subject to the qualification that certain provisions contained therein may not be enforceable, but (subject to the limitations set forth in the foregoing sentence) such unenforceability will not render the Mortgage invalid as a whole or substantially interfere with realization of the principal benefits and/or security provided thereby.

Form of Opinion Relating to Mortgages

In rendering the opinions expressed in this opinion letter, we have made no examination of and express no opinion with respect to: (i) title to or, except as to adequacy of form, descriptions of the Mortgaged Property described in the Mortgage; (ii) the nature or extent of Mortgagor’s rights in, or title to, the Mortgaged Property; (iii) the existence or nonexistence of liens, security interests, charges or encumbrances thereon or therein actually of record; or (iv) the priority of any liens on any part of the Mortgaged Property. We have not independently certified the existence, condition, location or ownership of any of the Mortgaged Property.

This opinion is given as of the date hereof, and we disclaim any obligation to update this opinion letter for events occurring after the date of this opinion letter. The foregoing opinion applies only with respect to the laws of the State and the federal laws of the United States of America and we express no opinion with respect to the laws of any other jurisdiction.

This opinion is rendered only to Agent and the other Secured Parties and their respective successors and assigns (including any participant in any Secured Party’s interest) and is solely for their benefit in connection with the transactions contemplated by the Subject Documents and may not be relied upon by Agent or any other Secured Party or any of their respective successors or assigns for any other purpose without our prior written consent.

Very truly yours,

Form of Opinion Relating to Mortgages

Exhibit 10.4

CREDIT AGREEMENT

among

SUGAR CAMP ENERGY, LLC,

as Borrower,

THE FINANCIAL INSTITUTIONS

now and hereafter party hereto as the Lenders,

CALYON NEW YORK BRANCH,

as Administrative Agent,

and

CALYON DEUTSCHLAND NIEDERLASSUNG EINER

FRANZÖSISCHEN SOCIETÉ ANONYME,

as Hermes Agent

Dated as of January 5, 2010

i

SECTION 6.	CONDITIONS TO EXECUTION DATE, CLOSING DATE AND ADVANCES	41
6.1	Conditions to Execution Date	41
6.2	Conditions to Closing Date	43
6.3	Conditions to All Advances	45

SECTION 7.	REPRESENTATIONS AND WARRANTIES	47
7.1	Existence; Compliance with Law	47
7.2	Power; Authorization; Enforceability	47
7.3	No Conflict	48
7.4	Financial Information	48
7.5	No Material Adverse Effect	48
7.6	No Litigation	48
7.7	No Default	49
7.8	Sole Purpose Nature; No Subsidiaries	49
7.9	Accuracy of Information, etc.	49
7.10	Title to Property	49
7.11	Intellectual Property	49
7.12	Taxes	50
7.13	Federal Regulations	50
7.14	ERISA	50
7.15	Black Lung Act and Coal Act	51
7.16	Investment Company Act	51
7.17	Environmental Matters	51
7.18	Solvency	53
7.19	Sufficiency of Rights	53
7.20	Governmental Approvals	53
7.21	Insurance	53
7.22	Foreign Assets Control Regulations	54
7.23	Anti-Terrorism Laws	54
7.24	Use of Proceeds	54

SECTION 8.	AFFIRMATIVE COVENANTS	54
8.1	Financial Statements	54
8.2	Certificates; Other Information; Notices	55
8.3	Maintenance of Title and Existence	57
8.4	Compliance with Law	57
8.5	Payment of Obligations	57
8.6	Maintenance of Property; Insurance	58
8.7	Inspection of Property; Books and Records; Discussions	58
8.8	Environmental Laws; Mining Laws	58
8.9	Environmental or Mining Permits	60
8.10	Equipment Supply Agreements; Liability Allocation Agreements	60
8.11	Further Assurances	60
8.12	Separate Existence	60
8.13	Tax Treatment	60

ii

8.14	Use of Proceeds	60
8.15	Delivery of Quarterly Updated Projections	61
8.16	Certification of Compliance with Financial Covenants	61
8.17	Hermes-Requested Information	61

SECTION 9.	NEGATIVE COVENANTS	61
9.1	Indebtedness	61
9.2	Liens	62
9.3	Fundamental Changes	62
9.4	Disposition of Property	62
9.5	Restricted Payments	62
9.6	Investments	63
9.7	Transactions with Affiliates	63
9.8	Lines of Business	63
9.9	Fiscal Year, Name, Location and EIN	63
9.10	No Subsidiaries or Joint Ventures	63
9.11	Modification of Certain Documents	64
9.12	ERISA	64
9.13	Regulations	64
9.14	Financial Covenants	64

SECTION 10.	EVENTS OF DEFAULT	65
10.1	Events of Default	65
10.2	Remedies	68

SECTION 11.	AGENTS	69
11.1	Appointment	69
11.2	Duties and Responsibilities	69
11.3	Exculpatory Provisions	69
11.4	Reliance by Agents	70
11.5	Indemnification	70
11.6	Each Agent in its Individual Capacity	71
11.7	Successor Agent	71
11.8	Withholding	71
11.9	Notice of Default	72
11.10	Hermes Export Credit Guarantee Documents	72

SECTION 12.	MISCELLANEOUS	73
12.1	Notices	73
12.2	Borrower’s Obligations Absolute	74
12.3	Voting	74
12.4	Amendments or Waivers	75
12.5	Survival of Agreement	76
12.6	Entire Agreement	77
12.7	Successors and Assigns	77

iii

12.8	Expenses; Indemnification	79
12.9	Interest Rate Limitation	81
12.10	Reinstatement	81
12.11	Confidentiality	81
12.12	Communications	82
12.13	GOVERNING LAW	82
12.14	Submission To Jurisdiction; Waivers	82
12.15	WAIVERS OF JURY TRIAL	83
12.16	USA PATRIOT Act	83
12.17	Information and Reporting	83
12.18	Third-Party Beneficiaries	84
12.19	Right of Subrogation by Hermes	84
12.20	Headings	84
12.21	Severability	84
12.22	Counterparts	85

iv

This CREDIT AGREEMENT, dated as of January 5, 2010 (this “Agreement”), among SUGAR CAMP ENERGY, LLC, a Delaware limited liability company (“Borrower”), the LENDERS FROM TIME TO TIME PARTIES HERETO, CALYON NEW YORK BRANCH, as the administrative agent for the Lenders (in such capacity, together with its successors appointed pursuant to Section 11.7, “Administrative Agent”), and CALYON DEUTSCHLAND NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIETÉ ANONYME, in its capacity as the agent for Hermes (in such capacity, together with its successors appointed pursuant to Section 11.7, “Hermes Agent”).

RECITALS

WHEREAS, Borrower is undertaking the development, design, construction and operation of the “Sugar Camp” coal mine in Franklin County, Illinois, including each parcel or tract of real property owned, operated or leased by Borrower in connection therewith or with respect to which Borrower holds mineral rights with respect thereto, including each surface or underground coal mine or related facility owned, operated or leased by Borrower with respect thereto, and any other parcel or tract located in Franklin County, Illinois on or under which Borrower owns, leases or operates fixed assets, plant or equipment, including coal removal, loading or processing equipment, preparation plants and transportation equipment used in connection therewith and, with respect to each such parcel or tract, all such fixed assets, plant and equipment located at, on, or under such parcel or tract (collectively, the “Sugar Camp Mine”);

WHEREAS, on June 17, 2009, Borrower and Bucyrus Europe GmbH, a German limited liability company (as assignee of Bucyrus America, Inc.) (“Equipment Supplier”), entered into (a) the Longwall Sale and Purchase Agreement (the “German Equipment Supply Agreement”) and (b) the Amended and Restated Longwall Sale and Purchase Agreement (the “Non-German Equipment Supply Agreement”, and together with the German Equipment Supply Agreement, the “Equipment Supply Agreements”) to, together, effect the purchase by Borrower and the sale by Equipment Supplier of one longwall mining unit and related equipment to be used in connection with the construction of the Sugar Camp Mine (as such equipment is further described in the Equipment Supply Agreements, the “Equipment”);

WHEREAS, (a) the aggregate contract price of the German Equipment Supply Agreement is equal to $71,019,286.87 (the “German Contract Price”) and the portion of the German Contract Price that is eligible for coverage under the Hermes Export Credit Guarantee Documents is equal to $71,019,286.87 (the “German Contract Price Eligible Portion”) and (b) the aggregate contract price of the Non-German Equipment Supply Agreement is equal to $27,152,323.81 (the “Non-German Contract Price”) and the portion of the Non-German Contract Price that is eligible for coverage under the Hermes Export Credit Guarantee Documents is equal to $27,152,323.81 (the “Non-German Contract Price Eligible Portion”);

WHEREAS, Borrower has requested the Lenders to establish such a credit facility in an aggregate principal amount up to $97,800,000.00 (as the same may be reduced from time to time pursuant to Section 2.2, the “Facility Amount”) in its favor to finance or reimburse Borrower for its payments in respect of certain designated costs related to the Equipment comprising (a) up to 85% of the German Contract Price Eligible Portion, which amount is equal to $60,366,393.84

(the “German Contract Price Loan Cap”), (b) up to 85% of the Non-German Contract Price Eligible Portion, which amount is equal to $23,079,475.24 (the “Non-German Contract Price Loan Cap”), (c) up to 100% of $4,875,000.00 (the “Hermes Guarantee Fee Loan Cap”), which constitutes the Hermes Guarantee Fees that are eligible for coverage under the Hermes Export Credit Guarantee Documents, and (d) up to 100% of $9,479,130.92 (the “Eligible Interest Loan Cap”), which constitutes Eligible Interest During Construction that is eligible for coverage under the Hermes Export Credit Guarantee Documents (items (a), (b), (c) and (d) above, collectively, the “Eligible Costs”);

WHEREAS, the Federal Republic of Germany represented by, as the case may be, Euler Hermes Kreditversicherungs-AG, Hamburg, Federal Republic of Germany, or PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“Hermes”) is providing the Hermes Export Credit Guarantee Documents in connection with the credit facility provided hereunder; and

WHEREAS, Foresight Reserves, LP (“Guarantor”), the indirect owner of 100% of the Capital Stock of Borrower as of the Execution Date, has agreed to guarantee the payment and performance of the Obligations of Borrower.

NOW, THEREFORE, in consideration of the foregoing, the agreements contained herein and other good and valid consideration, the receipt and adequacy of which are hereby expressly acknowledged, the parties hereto agree as follows:

AGREEMENT

SECTION 1. DEFINITIONS; INTERPRETATION

1.1 Definitions. The following terms shall have the following meanings:

“Acceptable Replacement Guarantor” means, in connection with any Permitted Transfer to an Acceptable Transferee, such Acceptable Transferee or an Affiliate of such Acceptable Transferee, which Acceptable Transferee or such Affiliate is acceptable to the Super-Majority Lenders and Hermes Agent (acting at the instruction of Hermes).

“Acceptable Replacement Guaranty” means guaranty of an Acceptable Replacement Guarantor, which guaranty is in form and substance reasonably satisfactory to Administrative Agent.

“Acceptable Transferee” means, as of the date of the consummation of any Permitted Transfer, a Person (including any predecessor-in-interest) that (a) during each of the three years immediately prior to such date, has produced not less than 6,000,000 tons of coal (whether directly or through one or more of its wholly-owned Subsidiaries and including any such coal produced at a mine owned by such Person or such Person’s wholly-owned Subsidiary by a contract miner hired by such Person or such Person’s wholly-owned Subsidiary), (b) during the five years immediately prior to such date, has not been the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, intervenor or

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sequestrator or the like has been appointed for such Person, (c) has not been permanently, or is not as of such date temporarily, precluded by any Governmental Authority from holding any Environmental or Mining Permits necessary for the development, construction, ownership, operation or maintenance of the Sugar Camp Mine and (d) has a minimum tangible net worth of $200,000,000 (on a consolidated basis with its Subsidiaries).

“Administrative Agent” is defined in the introductory paragraph of this Agreement.

“Advance” means an advance or borrowing of a Term Loan pursuant to this Agreement.

“Affiliate” means, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. When used with respect to Borrower, “Affiliate” shall include each Credit Party (other than Borrower) and any Affiliate thereof (other than Borrower).

“Agency Fee Letters” is defined in Section 5.2.

“Agent” means Administrative Agent or Hermes Agent, or both of them, as the case may be.

“Agreement” is defined in the introductory paragraph of this Agreement.

“Annual Operating Budget” means an operating plan and budget for a fiscal year (or any portion thereof) occurring during the Operating Period with respect to the operation and maintenance of the Sugar Camp Mine, detailed by month, of anticipated revenues and expenditures, such budget to include Debt Service, repair and operation expenses under the relevant operation and maintenance contracts with respect to the Sugar Camp Mine (including reasonable allowance for contingencies), reimbursable management expenses and fees, reserves and all projected operation and maintenance costs (including reasonable allowance for contingencies) for the Sugar Camp Mine for the period, to the conclusion of the subsequent full fiscal year thereafter, the form of which shall be reasonably acceptable to Administrative Agent.

“Anti-Terrorism Laws” means (a) the anti-money laundering provisions of the USA Patriot Act, (b) any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, and (c) Executive Order No. 13,224 Fed Reg 49,079 (2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism).

“Applicable Law” means, as to any Person, any law, rule, regulation, ordinance, order, code, treaty, judgment, decree, directive, guideline, policy or similar form of decision of any Governmental Authority binding on such Person.

“Applicable Spread” means 2.125% per annum.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the

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ordinary course and that is administered or managed by a Lender, an Affiliate of a Lender or an entity or an Affiliate of an entity that administers or manages a Lender; provided that an Affiliate of Borrower shall be deemed to not be an Approved Fund.

“ARS Loan” means any Indebtedness of Guarantor that is secured by the auction rate securities currently in Guarantor’s Smith Barney Account number 373 92356 and by the auction rate securities in Oeneus LLC’s Smith Barney Account number 373 92426 or any subsequent loan secured by substantially the same collateral.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an assignee, and accepted by Administrative Agent and Borrower (if required by such assignment and acceptance), in the form of Exhibit A or such other form as shall be approved by Administrative Agent and Borrower (provided that such approval of such form by Borrower shall be required only during such periods as no Event of Default has occurred and is continuing).

“Availability Period” means the period from the Closing Date through and including the Commitment Expiration Date.

“Base Case Projections” is defined in Section 6.1.11.

“Black Lung Act” means the Black Lung Benefits Act of 1972, 30 U.S.C. §§ 901, et seq., the Federal Mine Safety and Health Act of 1977, 30 U.S.C. §§ 801, et seq., the Black Lung Benefits Reform Act of 1977, Pub. L. No. 95-239, 92 Stat. 95 (1978), and the Black Lung Benefits Amendments of 1981, Pub. L. No. 97-119, Title 11, 95 Stat. 1643, in each case as amended, if applicable.

“Black Lung Liabilities” means any liability or benefit obligations related to black lung claims and benefits under the Black Lung Act, and liabilities and benefits related to pneumoconiosis, silicosis or other lung disease arising under any federal, state or local law, including any Mining Law.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” is defined in the introductory paragraph of this Agreement.

“Borrower Closing Date Certificate” means a certificate, to be dated the Closing Date, executed and delivered by a Responsible Officer of Borrower for the benefit of the Lender Parties and in form and substance reasonably satisfactory to Administrative Agent.

“Borrower Disbursement Certificate” means a notice of advance substantially in the form of Exhibit B.

“Borrower Execution Date Certificate” means a certificate, to be dated the Execution Date, executed and delivered by a Responsible Officer of Borrower for the benefit of the Lender Parties and certifying as to certain matters requested by the Lender Parties.

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“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Frankfurt, Germany, New York City or London, England are authorized or required by law to remain closed; provided that, when used in connection with the determination or application of the Overnight LIBO Rate, the term “Business Day” shall also exclude any day on which banks are not open for dealings in deposits in the applicable currency in the London interbank market; provided further that, solely for purposes of the use of “Business Days” in Section 10.1.1, “Business Day” shall mean any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Expenditures” of Borrower means, with respect to any period, the expenditures made by Borrower to acquire or construct fixed assets, plant and equipment (including renewals, improvements and replacements) during such period, which are required to be capitalized under GAAP on the balance sheet of Borrower.

“Capital Lease Obligations” means, with respect to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP. For the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent membership interests or other ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

“Cash Flow Available for Debt Service” means, for any period, Mine Revenues for such period minus all amounts paid or payable in connection with the operation and maintenance of the Sugar Camp Mine by Borrower during such period (excluding Debt Service).

“Change in Law” means (a) the adoption of any law, rule, treaty or regulation by any Governmental Authority after the Execution Date, (b) any change in law, rule, treaty or regulation or in the interpretation or application thereof by any Governmental Authority after the Execution Date or (c) compliance by any Lender (or, for purposes of Section 3.6.2, by any lending office of such Lender or by such Lender’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law but if not having the force of law, then being one with which the relevant party would customarily comply) of any Governmental Authority made or issued after the Execution Date.

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“Change of Control” means the consummation of any transaction or series of transactions as a result of which (a) Guarantor shall cease to directly or indirectly own and Control, beneficially and of record, more than 50% of the economic interests in Borrower (on a fully diluted basis) and more than 50% of the voting interests in Borrower (whether by committee, contract or otherwise) or (b) Cline Group shall cease to directly or indirectly own and Control, beneficially and of record, more than 50% of the economic interests in Guarantor (on a fully diluted basis) and more than 50% of the voting interests in Guarantor (whether by committee, contract or otherwise); provided however that a Change of Control shall be deemed not to have occurred in the following circumstances:

(i) in the event of an initial public offering by Guarantor or a Subsidiary of Guarantor that, directly or indirectly, owns all or a portion of the economic interests in and/or voting interests in Borrower, so long as (A) the Cline Group, directly or indirectly, owns and Controls, beneficially and of record, more than (1) in each case other than the case described in clause (2) below, 30% of the economic interests in Borrower (on a fully diluted basis) and 30% of the voting interests in Borrower (whether by committee, contract or otherwise) or (2) in the case that, in connection with such initial public offering, a master limited partnership is formed and holds all of the economic interests in Borrower and the voting interests in Borrower (whether by committee, contract or otherwise), the Cline Group, directly or indirectly, owns and Controls, beneficially or of record, more than 50% of the economic interests in the general partner of such master limited partnership (on a fully diluted basis) and more than 50% of the voting interests in such general partner (whether by committee, contract or otherwise), (B) no Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shall have acquired economic interests in Borrower (on a fully diluted basis) and the voting interests in Borrower (whether by committee, contract or otherwise) in excess of those interests owned and controlled by the Cline Group at such time and (C) the Foresight Guaranty shall remain in full force and effect or shall have been replaced by an Acceptable Replacement Guaranty (which, upon execution and delivery thereof and thereafter, shall be deemed to constitute a Credit Document); or

(ii) in the event of a Permitted Transfer.

“Charges” is defined in Section 12.9.

“Cline Group” means Christopher Cline and his estate and trusts created for the benefit of members of his immediate family, Cline Resource and Development Company and Charterwood Holdings LLC.

“Closing Date” means the date on which the conditions precedent set forth in Section 6.2 are satisfied or waived in accordance with Section 12.4.

“Coal Act” means the Federal Coal Mine Health and Safety Act of 1969, as amended from time to time.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commercial Operation Date” means the earlier of (a) the date on which the Production Threshold shall have been achieved, as certified by a Responsible Officer of Borrower and the Independent Engineer, in each case, in form and substance reasonably satisfactory to Administrative Agent and (b) December 31, 2011.

“Commitment” means, with respect to each Lender, the obligation of such Lender to make Term Loans to Borrower, in an aggregate amount not to exceed the amount set forth

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opposite the name of such Lender on Schedule 2.1 (as the same may be reduced from time to time pursuant to Section 2.2 or 12.7), up to an aggregate principal amount for all Lenders equal to the Facility Amount.

“Commitment Expiration Date” means the earliest of (a) the first date on which the aggregate amount of the Term Loans disbursed hereunder equals the amount of the Facility Amount, (b) the Final Disbursement Date and (c) the date of termination in whole of the Commitments of each Lender in accordance with Section 10.2.

“Construction Budget” means a construction plan and budget for the Construction Period with respect to the construction of the Sugar Camp Mine, detailed by month, of anticipated revenues (to the extent generated) and expenditures, such budget to include Debt Service, Capital Expenditures and other construction expenses with respect to the Sugar Camp Mine (including reasonable allowance for contingencies), reserves and all projected Capital Expenditures and other construction expenses (including reasonable allowance for contingencies) for the Sugar Camp Mine for the Construction Period.

“Construction Period” means the period commencing on the Closing Date and ending on the day immediately preceding the Commercial Operation Date.

“Contract Price” means the sum of the German Contract Price and the Non-German Contract Price.

“Contractual Obligation” means, with respect to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its Property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Credit Documents” means this Agreement, the Fixed Interest Rate Agreement, the Hermes Export Credit Guarantee Documents, the Equity Contribution Agreement, the Fee Letter, the Term Notes, any Acceptable Replacement Guaranty, any guaranty executed pursuant to Section 9.10, each Borrower Disbursement Certificate and any other agreement or letter agreement or similar document, entered into by a Lender Party, on the one hand, and a Credit Party, on the other hand, in connection with the transactions expressly contemplated by this Agreement.

“Credit Parties” means Borrower and Guarantor.

“Debt Service” means, for any period, the sum of all scheduled interest, scheduled principal, fees and other amounts payable during such period in respect of all Indebtedness of Borrower outstanding during such period (including all commissions, discounts and other fees and charges owed by Borrower with respect to letters of credit and net costs under Interest Rate Hedging Agreements to the extent such net costs are allocable to such period in accordance with GAAP); provided that, with respect to any Indirect Affiliate Indebtedness, Debt Service shall

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include (a) during any period in which no breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, only such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness in accordance with the applicable Liability Allocation Agreement and (b) during any period in which a breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, all of such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness (irrespective of the existence of, and without regard to, any Liability Allocation Agreement).

“Debt to Equity Ratio” means, as of any date, the ratio of (a) the aggregate amount of outstanding German Contract Price Loans and Non-German Contract Price Loans as of such date to (b) the aggregate Equity Contributions as of such date applied by Borrower to payment of a portion of the German Contract Price Eligible Portion or the Non-German Contract Price Eligible Portion.

“Default” means any event or condition that upon notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed or refused (and not retracted and fully cured) to make available its portion of any Advance, (b) a Lender having notified in writing Borrower and/or Administrative Agent that it does not intend to comply with its obligations to make available its portion of any Advance or (c) is the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Lender.

“Designated Disbursement Date” means any date designated as a “Disbursement Date” in the Disbursement Schedule.

“Disbursement Date” means (a) with respect to Hermes Guarantee Fee Loans and Eligible Interest Loans, the date that is no earlier than two Business Days prior to the day on which the proceeds of such Term Loans are applied in accordance with Sections 2.5(i) and (ii), respectively, and (b) with respect to German Contract Price Loans and Non-German Contract Price Loans, (i) any Designated Disbursement Date and (ii) any other date on which the Lenders, Hermes Agent (acting at the instruction of Hermes) and Administrative Agent agree that German Contract Price Loans and/or Non-German Contract Price Loans may be disbursed hereunder in accordance with Section 2.3.1(B).

“Disbursement Schedule” means the Disbursement Schedule attached as Schedule 2.3.1.

“Discharge Date” means the date on which all principal and interest on the Term Loans, fees and all other expenses or amounts payable under any Credit Document shall have been paid in full in cash (other than amounts not yet owing under those provisions which shall survive termination pursuant to Section 12.5) and the Commitments have been terminated.

“Dollars” or “$” means lawful money of the United States of America.

“Eligible Assignee” means (a) any Lender, (b) any Affiliate of any Lender, (c) any Approved Fund and (d) Hermes.

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“Eligible Costs” is defined in the Recitals.

“Eligible Interest During Construction” means interest on (a) each Hermes Guarantee Fee Loan, (b) each Eligible Interest Loan, (c) each German Contract Price Loan and (d) each Non-German Contract Price Loan, in each case, accruing during the Construction Period.

“Eligible Interest Loan” is defined in Section 2.1(ii).

“Eligible Interest Loan Cap” is defined in the Recitals.

“Environment” means ambient and indoor air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata or sediment, natural resources such as flora and fauna or as otherwise defined in any Environmental Law.

“Environmental Consultant” means Weir International Mining Consultants.

“Environmental or Mining Claim” means any notice of violation, claim, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise) by any Governmental Authority or any other Person arising (a) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (b) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; (c) in connection with any actual or alleged damage, injury, threat or harm to health, safety, natural resources or the environment; (d) in connection with the Reclamation, or alleged need for Reclamation, of any future, current or former mines; (e) in connection with any Mining Accident; or (f) in connection with any Black Lung Liability. “Environmental or Mining Claims” also includes any such material claims alleging liability for investigation, remediation, removal, cleanup, response, corrective action, damages to natural resources, personal injury, property damage, fines, penalties, criminal sanctions or other costs related to any item in the preceding sentence.

“Environmental Law” means all federal, state or local laws, including common law, ordinances, regulations, rules, codes, orders, judgments, decrees or other requirements or rules of law that relate to (a) the prevention, abatement or elimination of pollution, or the protection of the Environment, natural resources or human health (to the extent relating to exposure to Hazardous Materials), or natural resource damages; and (b) the use, generation, handling, treatment, storage, disposal, Release, transportation or regulation of, or exposure to, Hazardous Materials, including the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., the Endangered Species Act, 16 U.S.C. §§ 1531 et seq., the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Clean Water Act, 33 U.S.C. §§ 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §§ 11001 et seq. and the Occupational Safety and Health Act (to the extent relating to exposure to Hazardous Materials), 29 U.S.C. §§ 651 et seq., each as amended, and their state or local counterparts or equivalents. The term “Environmental Laws” also includes all Mining Laws.

“Environmental or Mining Permit” means any Governmental Approval required for coal mining, Reclamation or otherwise required under Environmental Law or Mining Law.

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“Environmental Report” means, collectively, (a) the Environmental Assessment of Sugar Camp Energy, LLC Report, dated October 2009 (Project No. 5488), and (b) the Environmental Audit and Phase I Environmental Site Assessment, Sugar Camp Energy, LLC, Sugar Camp No. 1 Mine Property Report, dated October 2009 (Project No. 5488), in each case, prepared by the Environmental Consultant and, in each case, including all exhibits, appendices and other attachments thereto.

“Equipment” is defined in the Recitals.

“Equipment Permitted Liens” means:

(a) Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Borrower in conformity with GAAP;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings; provided that (i) such proceedings shall not involve any material risk of sale, forfeiture or loss of all or any portion of the Equipment (or title thereof or any interest thereon), do not interfere with the use or operation of the Equipment, (ii) adequate reserves with respect thereto are maintained in the books of Borrower in conformity with GAAP and (iii) this paragraph (b) shall expressly exclude any mechanics’, contractors’ or other Lien of the contract miner of the Sugar Camp Mine on the Equipment (and the contract mining agreement with respect to the Sugar Camp Mine shall expressly provide for a waiver of the attachment of such a Lien to the Equipment by such operator); and

(c) judgment Liens in respect of judgments that do not constitute an Event of Default under Section 10.1.10.

“Equipment Supplier” is defined in the Recitals.

“Equipment Supplier Disbursement Certificate” means a certificate delivered by Equipment Supplier substantially in the form of Exhibit C-1 (with respect to any request for disbursement to Equipment Supplier) or Exhibit C-2 (with respect to any confirmation of reimbursement to Borrower), as the case may be.

“Equipment Supplier Closing Date Certificate” means a certificate, to be dated the Closing Date, executed and delivered by a Responsible Officer of Equipment Supplier for the benefit of the Lender Parties and certifying as to certain matters requested by the Lender Parties.

“Equipment Supplier Undertaking to Hermes” means an undertaking (Verpflichtungserklärung), to be dated as of the Closing Date, delivered by Equipment Supplier to Hermes, pursuant to which Equipment Supplier indemnifies Hermes for certain risks and liabilities.

“Equipment Supplier Undertaking to Lenders” means an undertaking, to be dated as of the Closing Date, delivered by Equipment Supplier to the Lenders, pursuant to which Equipment Supplier indemnifies Lenders for certain risks and liabilities.

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“Equipment Supply Agreements” is defined in the Recitals.

“Equity Contribution Agreement” means the Equity Contribution Agreement, to be dated as of the Closing Date, by and among Guarantor, Borrower and Administrative Agent.

“Equity Contributions” means, collectively, the Pre-Closing Equity Contributions and the Post-Closing Equity Contributions.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations promulgated thereunder and any successor statute.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with Borrower, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“ERISA Event” means (a) the occurrence of any “reportable event” as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period has been waived, with respect to a Plan; (b) any failure by any Plan to satisfy the applicable minimum funding standards under Section 412 or 430 of the Code or Section 302 or 303 of ERISA, whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) a determination that any Plan is, or is expected to be, in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (e) the incurrence by Borrower or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan, or the provision by the administrator of any Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such Plan in a distress termination under Section 4041(c) of ERISA; (f) the receipt by Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan, or the occurrence of any event or condition which could reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (g) the incurrence by Borrower or any ERISA Affiliates of any liability with respect to the complete withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (h) the receipt by Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability, the reorganization or insolvency of a Multiemployer Plan pursuant to Section 4241 or 4245 of ERISA, the intent to terminate or termination of a Multiemployer Plan pursuant to Section 4041A or 4042 of ERISA, or a determination that a Multiemployer Plan is, or is expected to be, in critical or endangered status, within the meaning of Section 432 of the Code or Section 305 of ERISA; (i) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to Borrower; (j)

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the imposition of a Lien pursuant to Section 430(k) of the Code or Section 303(k) of ERISA or a violation of Section 436 of the Code with respect to any Plan; or (k) any other event or condition with respect to a Plan with respect to which Borrower is likely to incur liability, whether absolute or contingent, other than in the ordinary course.

“Event of Default” means any of the events or conditions specified in Section 10.1, provided that any requirement for the giving of notice, the lapse of time or both has been satisfied.

“Excluded Taxes” means, with respect to any Lender Party or any other recipient of any payment to be made by or on account of any obligation of Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America (or any subdivision thereof or therein) or by the jurisdiction under the laws of which such Lender Party recipient is organized or in which its principal office (or other fixed place of business) is located or, in the case of any Lender, in which its applicable lending office is located or any subdivision thereof or therein, (b) any branch profits tax that is imposed by any jurisdiction described in clause (a) above, (c) any withholding tax imposed by the United States that is in effect and would apply to amounts payable hereunder to it at the time it becomes a party to this Agreement (or designates a new lending office), except to the extent that such Lender or other recipient (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from Borrower with respect to such withholding tax pursuant to Section 3.8.1, (d) any withholding taxes attributable to such Lender Party’s or such other recipient’s failure (other than as a result of a Change in Law) to comply with Section 3.8.4 or 3.8.5 and (e) income or franchise taxes imposed on (or measured by) its net income as a result of a present or former connection between such Lender Party and the jurisdiction of the Governmental Authority imposing such tax (other than any such connection arising solely from such Lender Party’s having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Credit Document).

“Execution Date” means the date on which the conditions precedent set forth in Section 6.1 are satisfied or waived in accordance with Section 12.4, which date is January 5, 2010.

“Facility Amount” is defined in the Recitals.

“Fee Letter” means the letter agreement, dated as of the Execution Date, among Administrative Agent, Hermes Agent, Borrower and Guarantor.

“Final Disbursement Date” means the later of (a) December 31, 2011 and (b) any date agreed by the Lenders, Hermes Agent (acting at the instruction of Hermes) and Administrative Agent.

“Finance Document” means the Credit Documents and the Equipment Supplier Undertaking to Lenders.

“Financial Covenant Compliance Certificate” means a certificate of a Responsible Officer of Borrower certifying that, as of the applicable date, Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14 for the two Semi-Annual Periods ending on the following two Semi-Annual Dates (which certificate shall include reasonably detailed calculations with respect to the determination of the ratios described in Section 9.14).

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“Financial Officer” of any Person means the chief financial officer, principal accounting officer, treasurer, assistant treasurer or controller of such Person (or, in the case of a partnership, of any general partner of such Person).

“First Principal Payment Date” means the first Semi-Annual Date occurring after the Commercial Operation Date.

“Fixed Interest Rate” means a rate per annum to be specified in the Fixed Interest Rate Agreement.

“Fixed Interest Rate Agreement” means the Fixed Interest Rate Agreement, to be dated as of the Closing Date, between Borrower and Administrative Agent (on behalf of the Lenders) and acknowledged by Hermes Agent.

“Fixed Interest Rate Breakage Costs” means the amount that a Lender reasonably determines in good faith to be the total losses and costs incurred by such Lender in terminating (whether in whole or in part), liquidating, discharging, obtaining and/or re-establishing any Lender Hedging Arrangements or related trading positions, including (without duplication) any loss of bargain, cost of funding and reasonable legal charges and expenses (including in connection with the enforcement of such Lender’s rights under any Lender Hedging Arrangement or related trading position). For certainty, a Lender shall have the right (but not the obligation) to determine its Fixed Interest Rate Breakage Costs by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant market.

“Foresight Guaranty” means the Guaranty, to be dated as of the Closing Date, by Guarantor in favor of Administrative Agent and Hermes Agent.

“Funds Flow Memorandum” means the memorandum, to be dated on or prior to the Closing Date, delivered by Borrower to the Lender Parties with respect to the disbursement of funds on the Closing Date.

“GAAP” means generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis.

“General Permitted Liens” means:

(a) Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Borrower in conformity with GAAP;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens on any Property other than the Equipment arising in the ordinary course of business which are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings;

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(c) easements, rights-of-way, restrictions, covenants, conditions, building code laws, zoning restrictions, other land use laws, development, site plan or similar agreements and other similar encumbrances on Property other than the Equipment incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of Borrower;

(d) Liens on Property other than the Equipment securing Indebtedness of Borrower incurred in the ordinary course of Borrower’s business to finance development and construction costs with respect to the Sugar Camp Mine, including to finance the acquisition of fixed or capital assets, in any such case, other than the Equipment; and

(e) judgment Liens in respect of judgments that do not constitute an Event of Default under Section 10.1.9.

“German Contract Price” is defined in the Recitals.

“German Contract Price Eligible Portion” is defined in the Recitals.

“German Contract Price Loan” is defined in Section 2.1(iii).

“German Contract Price Loan Cap” is defined in the Recitals.

“German Equipment Supply Agreement” is defined in the Recitals.

“Governmental Approval” means any franchise, license, lease, permit, approval, notification, certification, registration, authorization, exemption, qualification, easement, right of way, Lien and other right, privilege and approval required to be obtained from, or otherwise issued by, a Governmental Authority under any Applicable Law.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Guarantor” is defined in the Recitals.

“Hazardous Materials” means (a) any chemical, material or substance, which may or could pose a hazard to the health and safety of any Persons or to the indoor or outdoor environment, (b) any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, (c) polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, or asbestos containing materials in any form or condition, (d) radon or any other radioactive materials including any source, special nuclear or by-product material, (e) any coal ash, coal combustion by-products or waste, boiler slag, scrubber residue or flue desulphurization material and (f) any other pollutants, contaminants, chemicals, wastes or any other substances or forces of any kind, whether or not any such substance or force is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any Environmental Law.

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“Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of, or exposure to, any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Hedging Agreement” means any Interest Rate Hedging Agreement or any other agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions (including any phantom stock or similar plan).

“Hermes” is defined in the Recitals.

“Hermes Agent” is defined in the introductory paragraph of this Agreement.

“Hermes Export Credit Guarantee Documents” means, as the case may be, (a) the Hermes Export Credit Guarantee Statement, the Hermes Export Credit Guarantee Final Acceptance and the Hermes Export Credit Guarantee Final Order, or (b) to the extent one of the documents listed in clause (a) above is not in effect or has been expressly superseded in its entirety by another of the foregoing documents, only those of such documents that are in effect and have not been so superseded in their entirety.

“Hermes Export Credit Guarantee Final Acceptance” means the written final acceptance by Hermes on or prior to the Closing Date of its agreement to deliver the Hermes Export Credit Guarantee Final Order, in form and substance satisfactory to Administrative Agent, Hermes Agent and the Lenders.

“Hermes Export Credit Guarantee Final Order” means the written final policy issued by Hermes after the Closing Date with respect to the guarantee by Hermes described in the Hermes Export Credit Guarantee Statement, in form and substance satisfactory to Administrative Agent, Hermes Agent and the Lenders.

“Hermes Export Credit Guarantee Statement” means the Export Credit Guarantee Statement issued by Hermes prior to the Execution Date in favor of the Lenders, in form and substance satisfactory to Administrative Agent, Hermes Agent and the Lenders.

“Hermes Final Invoice” means the final invoice provided by Hermes to Hermes Agent on or after the occurrence of the Commercial Operation Date (after the schedule of principal amortization has been determined).

“Hermes Guarantee Fee Loan” is defined in Section 2.1(i).

“Hermes Guarantee Fee Loan Cap” is defined in the Recitals.

“Hermes Guarantee Fee Refund” means the positive difference, if any, between (a) the

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Hermes Guarantee Fee Loan Cap and (b) the sum of (i) the amount of the Hermes Guarantee Fees paid or payable by Hermes Agent in accordance with the Hermes Preliminary Invoice and (ii) the amount (if any) of the Hermes Guarantee Fees paid or payable by Hermes Agent in accordance with the Hermes Final Invoice.

“Hermes Guarantee Fee Shortfall” means the positive difference, if any, between (a) the sum of (i) the amount of the Hermes Guarantee Fees paid or payable by Hermes Agent in accordance with the Hermes Preliminary Invoice and (ii) the amount (if any) of the Hermes Guarantee Fees paid or payable by Hermes Agent in accordance with the Hermes Final Invoice and (b) the Hermes Guarantee Fee Loan Cap.

“Hermes Guarantee Fees” means the guarantee fees, premiums and surcharges payable to Hermes in accordance with the respective invoice issued by Hermes in connection with the Hermes Export Credit Guarantee Documents.

“Hermes Preliminary Invoice” means the preliminary invoice provided by Hermes to Hermes Agent substantially concurrently with the issuance by Hermes of the Hermes Export Credit Guarantee Final Order.

“Historical Debt Service Coverage Ratio” means, at any date of determination, for the period of 12 months immediately preceding such date, the ratio of (a) Cash Flow Available for Debt Service for such period to (b) Debt Service for such period; provided that, for the Semi-Annual Periods prior to the first anniversary of the Commercial Operation Date, such Cash Flow Available for Debt Service and Debt Service shall be annualized for each such Semi-Annual Period rather than calculated for the two consecutive Semi-Annual Periods most recently ended.

“Historical Leverage Ratio” means, at any date of determination, the ratio of (a) outstanding Indebtedness for borrowed money of Borrower on such date (provided that, with respect to any Indirect Affiliate Indebtedness, outstanding Indebtedness for borrowed money of Borrower for purposes of this clause (a) shall include (i) during any period in which no breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, only such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness in accordance with the applicable Liability Allocation Agreement and (ii) during any period in which a breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, all of such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness (irrespective of the existence of, and without regard to, any Liability Allocation Agreement)) to (b) Cash Flow Available for Debt Service for the immediately preceding two Semi-Annual Periods; provided that, for the Semi-Annual Periods prior to the first anniversary of the Commercial Operation Date, such Cash Flow Available for Debt Service shall be annualized for each such Semi-Annual Period rather than calculated for the two consecutive Semi-Annual Periods most recently ended.

“Huntington Debt” means the Indebtedness incurred pursuant to the Term Loan Agreement, dated as of September 10, 2009, among Hillsboro Energy LLC, Macoupin Energy LLC and Borrower, as borrowers, Foresight Energy, LLC and Adena Minerals, LLC, as guarantors, and The Huntington National Bank, as lender.

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“Huntington Liability Allocation Agreement” means the letter agreement, to be dated as of or prior to the Closing Date, among Borrower, Hillsboro Energy LLC and Macoupin Energy LLC, setting forth the allocation of liabilities with respect to the Huntington Debt.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments (other than, for the avoidance of doubt, surety, performance and similar bonds), (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services acquired by such Person (other than trade accounts payable and other accrued expenses arising in the ordinary course of business), (e) all Capital Lease Obligations of such Person, (f) all outstanding Hedging Agreements of such Person, (g) the principal component of all obligations, contingent or otherwise, of such Person (i) as an account party in respect of letters of credit, surety bonds or similar arrangements and (ii) in respect of bankers’ acceptances, (h) the liquidation value of all mandatory redeemable preferred Equity Interests in such Person, and (i) all guarantees by such Person of any of the foregoing. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such Person in respect thereof.

“Indemnified Taxes” means all Taxes other than Excluded Taxes.

“Indemnitee” is defined in 12.8.2.

“Independent Consultants” means the Independent Engineer, the Environmental Consultant and the Insurance Consultant.

“Independent Engineer” means E3 Consulting, LLC or such other entity selected by the Lenders.

“Independent Engineer Report” means the report entitled the Sugar Camp Energy, LLC Engineering Advisor’s Diligence Review, dated December 5, 2009, delivered by the Independent Engineer and including all exhibits, appendices and any other attachments thereto.

“Indirect Affiliate Indebtedness” means any Indebtedness in an aggregate principal amount (a) not to exceed $110,000,000 at any time outstanding or (b) in any amount at any time outstanding so long as Borrower shall have granted for the benefit of the Lender Parties a first-priority, perfected Lien on the Equipment on terms and conditions satisfactory to Administrative Agent (accompanied by any amendments or other modifications to this Agreement and the other Credit Documents as are appropriate in connection therewith and legal opinions and other deliverables as are reasonably requested by Administrative Agent), which Indebtedness is evidenced by an agreement to which Borrower is a party as a co-borrower with one or more Affiliates of Borrower, and with respect to which Indebtedness, Borrower has entered into a Liability Allocation Agreement.

“Insurance Consultant” means Moore-McNeil, LLC.

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“Insurance Report” means the report entitled Insurance Report (The Cline Group and Sugar Camp Energy, LLC for Calyon New York Branch), dated December 11, 2009, delivered by the Insurance Consultant and including all exhibits, appendices and any other attachments thereto.

“Intellectual Property” means all rights, priorities and privileges relating to intellectual property, whether arising under United States, state, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, service-marks, technology, know-how and processes, recipes, formulas, trade secrets, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Interest Payment Date” means (a) each Semi-Annual Date occurring after the Closing Date, (b) the Commercial Operation Date and (c) the Maturity Date.

“Interest Rate Hedging Agreement” means any interest rate exchange agreement entered into by a Person for the purpose of hedging a Person’s interest rate exposure under any Indebtedness that bears interest at a variable rate.

“Lender” means each financial institution listed on Schedule 2.1, as well as any Person that becomes a “Lender” hereunder pursuant to Section 12.7.

“Lender Hedging Arrangements” means any Interest Rate Hedging Agreement entered into by a Lender for the purpose of hedging such Lender’s interest rate exposure under this Agreement.

“Lender Parties” means the Lenders and the Agents.

“Liability Allocation Agreement” means (a) the Huntington Liability Allocation Agreement and (b) each other agreement, in substantially the same form as the Huntington Liability Allocation or otherwise acceptable to Administrative Agent, entered into by Borrower and its applicable Affiliates in connection with any Indirect Affiliate Indebtedness and setting forth the allocation of liability with respect to such Indirect Affiliate Indebtedness.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities. For the avoidance of doubt, any shared facilities arrangements shall be deemed to be a “Lien”.

“Margin Stock” has the meaning assigned to such term in Regulation U.

“Material Adverse Effect” means any change, event or circumstance that is materially adverse to (a) the assets, properties, business, operations, performance or condition of any Credit Party, (b) the ability of any Credit Party to fully and timely perform its obligations under any Credit Document to which it is a party, (c) the legality, validity, binding effect or enforceability against any Credit Party of any Credit Document to which it is a party or (d) the rights and remedies available to, or conferred upon, any Lender Party under any Credit Document.

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“Maturity Date” means the date that is the earlier of (a) the eighth anniversary of the First Principal Payment Date and (b) the date on which the Term Loans are accelerated in accordance with Section 10.2.

“Maximum Rate” is defined in Section 12.9.

“Mine Documents” means the Equipment Supply Agreements and each other contract or agreement related to the development, construction, operation, maintenance, management, administration, ownership, financing or use of the Sugar Camp Mine, the sale of coal generated thereby and Real Property rights and interests relating to the Sugar Camp Mine, in each case, entered into by, or assigned to, Borrower.

“Mine Revenues” means all revenues, payments, cash and proceeds from whatever source received by or on behalf of Borrower arising from the ownership and operations of the Sugar Camp Mine, including (a) amounts received pursuant to any coal sales agreement and any other Mine Document (including reimbursements or refunds received by Borrower under a Mine Document and any buyout proceeds received by Borrower under a coal sales agreement), (b) proceeds of any insurance, (c) proceeds of any permitted sale and (d) investment income.

“Mining Accidents” means any and all mine subsidences, collapses or accidents as could reasonably be expected to result in any fatalities or in the temporary or permanent entrapment of one or more Persons.

“Mining Facilities” means the Sugar Camp Mine and the related facilities and assets.

“Mining Laws” means any and all applicable current or future foreign or domestic, federal, state or local (or any other subdivision) statutes, ordinances, orders, rules, regulations, judgments, governmental authorizations, or any other requirements of Governmental Authorities relating to surface or subsurface mining operations and activities. Mining Laws shall include, but not be limited to, the Federal Coal Leasing Amendments Act, 30 U.S.C. §§181 et seq.; the Surface Mining Control and Reclamation Act, 30 U.S.C. §§1201 et seq.; all other applicable land reclamation and use statutes and regulations; the Federal Mine Safety and Health Act of 1977, 30 U.S.C. §§801 et seq.; the Black Lung Benefits Act, 30 U.S.C. §§901 et seq.; and the Coal Industry Retiree Health Benefit Act of 1992, 26 U.S.C. §§9701 et seq., each as amended, and any comparable state and local laws or regulations.

“Mining Title” means fee simple title to surface and/or coal or an undivided interest in fee simple title thereto or a leasehold interest in all surface and/or coal or a leasehold interest in an undivided interest in surface and/or coal together with no less than those real properties, easements, licenses, privileges, rights and appurtenances as are necessary to mine, remove, process and transport coal in the manner presently operated.

“Multiemployer Plan” means a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA subject to the provisions of Title IV of ERISA and in respect of which Borrower or any ERISA Affiliate is an “employer” as defined in Section 3(5) of ERISA.

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“Non-German Contract Price” is defined in the Recitals.

“Non-German Contract Price Eligible Portion” is defined in the Recitals.

“Non-German Contract Price Ineligible Portion” means $0.

“Non-German Contract Price Loan” is defined in Section 2.1(iv).

“Non-German Contract Price Loan Cap” is defined in the Recitals.

“Non-German Equipment Supply Agreement” is defined in the Recitals.

“Non-U.S. Lender” is defined in Section 3.8.4.

“Non-Voting Lender” means any Affiliate of any Credit Party that from time to time holds any Commitment or any Term Loan.

“Obligations” means all amounts owing to any Lender Party pursuant to the terms of this Agreement or any other Credit Document.

“Operating Period” means the period commencing on the Commercial Operation Date and ending on the Discharge Date.

“Organizational Documents” means, with respect to any Person, as applicable, its certificate of incorporation, bylaws, certificate of partnership, partnership agreement, certificate of formation, limited liability agreement and all shareholder agreements, voting trusts and similar arrangements applicable to any such Person’s partnership interests, limited liability company interests or authorized shares of Capital Stock.

“Other Taxes” means any and all present or future stamp or documentary Taxes or any other excise, property, intangible, mortgage, recording or similar Taxes arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, any Credit Document.

“Overnight LIBO Rate” shall mean, in relation to any Term Loan, (a) the applicable Screen Rate or (b) if no Screen Rate is available, the arithmetic mean of the rates (rounded upwards to four decimal places) quoted by Administrative Agent to leading banks in the London interbank market, in each case, as of 11:00 a.m. London time, on the Quotation Day for the offering of deposits in the currency of that Term Loan for overnight borrowing.

“Participant” is defined in Section 12.7.3(A).

“Participant Register” is defined in Section 12.7.3(C).

“Pass-Through Entity” means an entity that is properly treated for U.S. federal and applicable state, local and foreign income and franchise Tax purposes as (a) disregarded as an entity separate from its owner or (b) a partnership.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

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“Permitted Transfer” means a direct or indirect transfer of all of the Capital Stock in Borrower to an Acceptable Transferee; provided that, from and after the consummation of a Permitted Transfer, the Foresight Guaranty shall remain in full force and effect or shall have been replaced by an Acceptable Replacement Guaranty (which, upon execution and delivery thereof and thereafter, shall be deemed to constitute a Credit Document).

“Person” means any natural person, corporation, business trust, individual or family trusts, joint venture, association, company, partnership, limited liability company, any government or any agency or political subdivision thereof.

“Plan” means any employee pension benefit plan subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA and in respect of which Borrower or any ERISA Affiliate is (or if such plan were terminated Borrower would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Post-Closing Equity Contributions” means the cash common equity contributed to Borrower by Guarantor (directly or indirectly) to fund a portion of the Contract Price on or after the Closing Date.

“Pre-Closing Equity Contributions” means the cash common equity contributed to Borrower by Guarantor (directly or indirectly) to fund a portion of the Contract Price prior to the Closing Date, the aggregate amount of which is certified by Borrower in the Borrower Closing Date Certificate.

“Principal Payment Date” means the First Principal Payment Date, each Semi-Annual Date occurring after the First Principal Payment Date and the Maturity Date.

“Production Threshold” means, during a consecutive 60-day period, Borrower shall have produced no less than 80% of the amounts set forth in the Base Case Projections for Borrower’s clean ton coal production for the 2012 calendar year allocated on a pro rata basis for 60 days.

“Projected Cash Flow Available for Debt Service” means, for any period, the Cash Flow Available for Debt Service projected during such period.

“Projected Debt Service” means, for any period, the Debt Service projected to be payable during such period (excluding any principal payments on the Term Loans not scheduled to be paid pursuant to 3.2 during such period).

“Projected Debt Service Coverage Ratio” means, at any date of determination, for the period of 12 months immediately succeeding such date, the ratio of (a) Projected Cash Flow Available for Debt Service for such period to (b) Projected Debt Service for such period; provided that any and all assumptions used in the calculation thereof shall be reasonably acceptable to Administrative Agent.

“Projected Leverage Ratio” means, at any date of determination, the ratio of (a)

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Indebtedness for borrowed money of Borrower projected to be outstanding on such date (provided that, with respect to any Indirect Affiliate Indebtedness, outstanding Indebtedness for borrowed money of Borrower for purposes of this clause (a) shall include (i) during any period in which no breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, only such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness in accordance with the applicable Liability Allocation Agreement and (ii) during any period in which a breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, all of such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness (irrespective of the existence of, and without regard to, any Liability Allocation Agreement)) to (b) Projected Cash Flow Available for Debt Service for the immediately succeeding two Semi-Annual Periods; provided that any and all assumptions used in the calculation thereof shall be reasonably acceptable to Administrative Agent.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including Capital Stock.

“Proportionate Share” means, with respect to each Lender and as of any date of determination, (a) prior to the end of the Availability Period, the then-current ratio of such Lender’s Commitment to the Facility Amount and (b) thereafter, the then-current ratio of the principal amount of all outstanding Term Loans of such Lender to the principal amount of all outstanding Term Loans of all Lenders. The Proportionate Shares as of the Execution Date are set forth in Schedule 2.1.

“Prudent Operating Practice” means the mining practices, methods and acts that would be employed by a prudent mining operator having assets and operations similar in type, size, location and scope to Borrower, using modern mining equipment and techniques in the conduct of diligent and safe mining operations in an attempt to recover the maximum amount of economically mineable and merchantable coal from the Mining Facilities with due regard for all Applicable Law, all in accordance and compliance with Environmental or Mining Permits held by Borrower.

“Quarterly Updated Projections” means updated Base Case Projections substantially in the form of the Base Case Projections and otherwise in form and substance acceptable to Administrative Agent.

“Quotation Day” shall mean, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of such period.

“Real Property” means all right, title and interest of Borrower in and to any and all parcels of real property owned or leased by Borrower together with all of Borrower’s interests in all improvements and appurtenant fixtures, equipment, personal property, rights of way, easements and other property and rights appurtenant thereto or affixed thereon (to the extent constituting real property).

“Reclamation” means the reclamation and restoration of land, water and any future, current or former mines, and any other Environment affected by such mines, as required pursuant to any Mining Law or any Environmental or Mining Permit.

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“Register” is defined in Section 2.7.2.

“Regulation U” means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Release” means any placing, spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing or migrating in, into or onto or through the Environment.

“Required Lenders” means the Lenders having a combined number of votes more than 50% of all votes validly cast (determined pursuant to Section 12.3.3 and exclusive of the Commitments of or the principal amount of Term Loans held by Non-Voting Lenders and Defaulting Lenders).

“Required Payment” is defined in Section 2.3.4.

“Responsible Officer” of any Person means any executive officer or Financial Officer of such Person (or, in the case of a partnership, of any general partner of such Person) and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of any Credit Document or Equipment Supplier Disbursement Certificate.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Capital Stock in Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, defeasance, retirement, acquisition, cancellation or termination of any Capital Stock in Borrower or any option, warrant or other right to acquire any such Capital Stock in Borrower.

“Screen Rate” shall mean, in relation to the Overnight LIBO Rate, the British Bankers’ Association Interest Settlement Rate for the relevant currency for overnight borrowing, displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, Administrative Agent may specify another page or service displaying the appropriate rate after consultation with Borrower and the Lenders.

“Semi-Annual Date” means the last Business Day of each June and December.

“Semi-Annual Period” means each six-month period (a) commencing on January 1 and ending on June 30 of each year or (b) commencing on July 1 and ending on December 31 of each year.

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“Solvency Certificates” means (a) a certificate, to be dated the Closing Date, of a Financial Officer of Borrower certifying that, as of the Closing Date, Borrower is Solvent and (b) a certificate, to be dated the Closing Date, of a Financial Officer of Guarantor certifying that, as of the Closing Date, Guarantor is Solvent.

“Solvent” means, with respect to any Person, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, (d) such Person will be able to pay its debts as they mature and (e) such Person is not insolvent within the meaning of Applicable Law. For purposes of this definition, (i) “debt” means liability on a “claim”, and (ii) “claim” means any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, matured, unmatured, legal, equitable, secured or unsecured or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, matured or unmatured, secured or unsecured.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which securities or other ownership interests representing 50% or more of the equity or 50% or more of the ordinary voting power or 50% or more of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned, Controlled or held by such Person.

“Sugar Camp Mine” is defined in the Recitals.

“Super-Majority Lenders” means the Lenders having a combined number of votes more than 66 2/3% of all votes validly cast (determined pursuant to Section 12.3.3 and exclusive of the Commitments of or the principal amount of Term Loans held by Non-Voting Lenders and Defaulting Lenders).

“Taxes” means any and all present or future taxes, levies, imposts, fees, duties (including stamp duties), deductions, charges (including ad valorem charges) or withholdings imposed, levied, withheld, collected or assessed by any Taxing Authority and any and all interest, penalties, fines and additions related thereto.

“Taxing Authority” means any federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory or legislative body, in each case responsible for the imposition of any Tax or exercising Tax regulatory authority.

“Term Loan” is defined in Section 2.1.

“Term Note” means a promissory note substantially in the form of Exhibit D.

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“Transaction Documents” means the Credit Documents, the Equipment Supply Agreements and each Liability Allocation Agreement.

“U.S. Lender” is defined in Section 3.8.5.

“USA PATRIOT Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) of 2001, and the rules and regulations promulgated thereunder from time to time in effect.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part 1 of Subtitle E of Title IV of ERISA.

1.2 Interpretation

1.2.1. Except as otherwise expressly provided, the following rules of interpretation shall apply to this Agreement, the other Credit Documents and each Equipment Supplier Disbursement Certificate:

(i) the singular includes the plural and the plural includes the singular;

(ii) the word “or” is not exclusive;

(iii) a reference to an Applicable Law or Environmental Law includes any amendment or modification of such Applicable Law or Environmental Law, as the case may be, and all regulations, rulings and other Applicable Laws or Environmental Laws, as the case may be, promulgated thereunder;

(iv) a reference to a Person includes its permitted successors and permitted assigns;

(v) the words “include,” “includes” and “including” are not limiting;

(vi) a reference in a document to a Section, Exhibit, Schedule, Annex or Appendix is to the Article, Section, Exhibit, Schedule, Annex or Appendix of such document unless otherwise indicated. Exhibits, Schedules, Annexes or Appendices to any document shall be deemed incorporated by reference in such document;

(vii) references to any document, instrument or agreement (A) shall include all exhibits, schedules and other attachments thereto, (B) shall include all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement thereto, as amended, modified and supplemented from time to time and in effect at any given time;

(viii) the words “hereof,” “herein” and “hereunder” and words of similar import when used in any document shall refer to such document as a whole and not to any particular provision of such document;

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(ix) references to “days” means calendar days; and

(x) whenever any payment of principal, interest, fees or other amounts payable hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day (or, in the event that the next succeeding Business Day falls in the succeeding calendar month, the immediately preceding Business Day).

SECTION 2. COMMITMENTS; ADVANCES

2.1 Commitments. Subject to the terms and conditions set forth in this Agreement (including Sections 2.3 and 6), the Hermes Export Credit Guarantee Documents and the general conditions of Hermes, and for the purposes described in Section 2.5, each Lender severally agrees to make, pro rata based on its Proportionate Share, to Borrower (and, in any event, in an aggregate principal amount not exceeding such Lender’s Commitment), the following loans (each, a “Term Loan”):

(i) Term Loans the proceeds of which shall be used in accordance with Section 2.5(i) (each, a “Hermes Guarantee Fee Loan”); provided that in no event shall the aggregate principal amount of Hermes Guarantee Fee Loans exceed the Hermes Guarantee Fee Loan Cap;

(ii) Term Loans the proceeds of which shall be used in accordance with Section 2.5(ii) (each, an “Eligible Interest Loan”); provided that in no event shall the aggregate principal amount of Eligible Interest Loans exceed the Eligible Interest Loan Cap; and

(iii) Term Loans the proceeds of which shall be used in accordance with Section 2.5(iii) (each, a “German Contract Price Loan”); provided that in no event shall the aggregate principal amount of German Contract Price Loans exceed the German Contract Price Loan Cap; and

(iv) Term Loans the proceeds of which shall be used in accordance with Section 2.5(iv) (each, a “Non-German Contract Price Loan”); provided that in no event shall the aggregate principal amount of Non-German Contract Price Loans exceed the Non-German Contract Price Loan Cap.

In the event that the Facility Amount is not disbursed in full prior to the Commitment Expiration Date, the amount of any undrawn portion thereof shall be automatically cancelled and terminated on such date.

2.2 Reduction of Commitments. Borrower may, with the prior consent of Hermes Agent (acting at the instruction of Hermes), reduce or cancel any unused Commitments. Commitments reduced or cancelled pursuant to this Section 2.2 may not be reinstated. From the effective date of any such reduction or cancellation, the commitment fees due pursuant to Section 5.1 shall be computed on the basis

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of the Commitments as so reduced. Each reduction of the Commitments shall be made and allocated among the Lenders pro rata according to their respective Proportionate Shares. In connection with any such reduction, the German Contract Price Loan Cap, the Non-German Contract Price Loan Cap, the Hermes Guarantee Fee Loan Cap and the Eligible Interest Loan Cap will be adjusted by Borrower as necessary with the consent of Hermes Agent (acting at the instruction of Hermes), Administrative Agent and the Lenders.

2.3 Making of Advances.

2.3.1 Advances on Disbursement Dates. Borrower may request the making of Advances on any Disbursement Date. In the case of an Advance requested for the purpose of making any payment of the German Contract Price Eligible Portion or the Non-German Contract Price Eligible Portion, the amount of such Advance shall not be in excess of the amount set forth adjacent to the applicable Designated Disbursement Date on the Disbursement Schedule. In no event shall Borrower request more than one Advance per calendar month; provided that Borrower may request two Advances in a calendar month for not more than three calendar months occurring in a calendar year.

2.3.2 Mandatory Request for Disbursement by Borrower. In the event that Equipment Supplier has provided an Equipment Supplier Disbursement Certificate in connection with an Advance requested for the purpose of making any payment of the German Contract Price Eligible Portion or the Non-German Contract Price Eligible Portion, Borrower shall be required to request such Advance by delivering a Borrower Disbursement Certificate; provided that, in the event that (a) the requested Advance is requested to be made on a date other than a Designated Disbursement Date, (b) the amount of the requested Advance is in excess of the applicable Designated Disbursement Date, (c) Borrower is not able to make the certifications set forth in the Borrower Disbursement Certificate in connection with the requested Advance, or (d) any other condition set forth in Section 6.3 is not satisfied in connection with the requested Advance, Borrower shall immediately notify Administrative Agent and Hermes Agent thereof, and the Lenders, Hermes Agent (acting at the instruction of Hermes) and Administrative Agent shall determine whether such Advance (and in what amount such Advance) shall be made by the Lenders.

2.3.3 Conditions to Funding.

(A) The Lenders shall be obligated to make Advances on a Disbursement Date with respect to German Contract Price Loans and Non-German Contract Price Loans if, and only if, (1) not later than 10:00 a.m. New York time on the date that is five Business Days prior to such Disbursement Date, Administrative Agent shall have received (and each Lender shall have received promptly thereafter) (x) from Borrower an appropriately completed Borrower Disbursement Certificate and (y) from Equipment Supplier an appropriately completed Equipment Supplier Disbursement Certificate, and (2) the other conditions set forth in Section 6.3 are satisfied.

(B) Subject to Section 2.4, the Lenders shall be obligated to make Advances on a Disbursement Date with respect to Eligible Interest Loans if, and

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only if, (1) not later than 10:00 a.m. New York time on the date that is five Business Days prior to such Disbursement Date, Administrative Agent shall have received (and each Lender shall have received promptly thereafter) from Borrower an appropriately completed Borrower Disbursement Certificate and (2) the other conditions set forth in Section 6.3 are satisfied.

(C) The Lenders shall be obligated to make Advances on a Disbursement Date with respect to Hermes Guarantee Fee Loans if, and only if, (1) (x) not later than 10:00 a.m. New York time on the date that is five Business Days prior to such Disbursement Date, Administrative Agent shall have received (and each Lender shall have received promptly thereafter) from Borrower an appropriately completed Borrower Disbursement Certificate and (y) the other conditions set forth in Section 6.3 are satisfied or (2) not later than 10:00 a.m. New York time on the date that is three Business Days prior to such Disbursement Date, Administrative Agent shall have received (and each Lender shall have received promptly thereafter) from Hermes Agent a written notice that Hermes Agent has paid, or wishes to pay, all or any portion of the Hermes Guarantee Fees, which written notice shall be include a request for an Advance in an amount equal to such portion of the Hermes Guarantee Fees (provided that in no event shall Hermes Agent request an Advance for payment by Hermes Agent of any Hermes Guarantee Fee Shortfall).

2.3.4 Required Payments. Subject to Sections 2.4.1 and 2.4.2, each Lender shall, on or before 12:00 p.m. New York time on each Disbursement Date, make available to Administrative Agent in immediately available funds, such Lender’s Proportionate Share of the aggregate Advances requested in the corresponding Borrower Disbursement Certificate (such Lender’s “Required Payment”). Unless Administrative Agent shall have received notice from a Lender prior to a Disbursement Date that such Lender will not make available to Administrative Agent its Required Payment on such Disbursement Date, Administrative Agent may assume that such Lender has made such Required Payment available on such date in accordance with the immediately preceding sentence and may, in its sole discretion, in reliance upon such assumption, make available to Borrower a corresponding amount. In such event, if a Lender has not in fact made its Required Payment at such time on such Disbursement Date available to Administrative Agent, then such Lender and Borrower severally agree to pay to Administrative Agent forthwith on demand (without duplication) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to Borrower to but excluding the date of payment to Administrative Agent, at the Overnight LIBO Rate. If such Lender pays such amount to Administrative Agent, then such amount shall constitute such Lender’s Term Loan included in such Advance.

2.4 Deemed Funding of Eligible Interest Loans.

2.4.1 Satisfaction of Conditions. Notwithstanding anything to the contrary set forth herein, to the extent that Advances are requested to be utilized to pay Eligible Interest During Construction and the conditions precedent to the making of such Advances set forth Section 6.3 have been satisfied or waived on the applicable Disbursement Date, each Lender’s Proportionate Share of such Advances shall not be made available to Administrative Agent but shall be deemed (a) funded by such Lender as Eligible Interest Loans and (b) paid by Borrower to such Lender for Eligible Interest During Construction on the applicable Disbursement Date.

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2.4.2 Failure to Satisfy Conditions. Notwithstanding anything to the contrary set forth herein, to the extent Hermes Agent determines that Borrower has not requested Advances to be utilized to pay Eligible Interest During Construction in an amount sufficient to pay such obligations when due, and notwithstanding the absence of a request from Borrower for such Advances or the failure to satisfy any conditions set forth in Section 6.3, if Hermes Agent so elects by providing written notice to Borrower, Administrative Agent and each Lender, each Lender’s Proportionate Share of Advances in an aggregate amount specified in such notice shall be deemed (a) funded by such Lender as Eligible Interest Loans and (b) paid by Borrower to such Lender for Eligible Interest During Construction in the amount and on the date specified in such written notice.

2.5 Use of Term Loans. Borrower shall not request or apply any portion of any Term Loan other than:

(i) to pay, or to be used by Borrower to reimburse Hermes Agent for its payment of, Hermes Guarantee Fees up to the Hermes Guarantee Fee Loan Cap;

(ii) to pay, or reimburse Borrower for its payment of, Eligible Interest During Construction up to the Eligible Interest Loan Cap;

(iii) to pay directly to Equipment Supplier, or reimburse Borrower for its payment of, the German Contract Price Eligible Portion up to the German Contract Price Loan Cap; and

(iv) to pay directly to Equipment Supplier, or reimburse Borrower for its payment of, the Non-German Contract Price Eligible Portion up to the Non-German Contract Price Loan Cap.

2.6 Authorizations by Borrower.

2.6.1 Hermes Guarantee Fees. To the extent that any Advances are requested to be utilized to pay Hermes Guarantee Fees pursuant to Section 2.5(i), Borrower hereby irrevocably authorizes (a) Hermes Agent to deliver the written notice described in clause (2) of Section 2.3.3(C), (b) Administrative Agent to deliver the received proceeds of such Advances to an account designated by Hermes Agent and (c) Hermes Agent to (i) deliver such proceeds, upon receipt thereof, to an account designated by Hermes or (ii) reimburse itself for amounts previously paid to an account designated by Hermes. To the extent Hermes Agent receives all or any portion of any Hermes Guarantee Fee Refund from Hermes, Hermes Agent shall promptly send such amounts to Administrative Agent for application by Administrative Agent to the prepayment of the Term Loans in accordance with Section 3.4, and such prepayment shall be deemed to have been made by Borrower in accordance with Section 3.4 (provided that, notwithstanding the foregoing, Borrower shall be obligated pay any other amounts specified in Section 3.4).

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2.6.2 Eligible Interest During Construction. To the extent that any Advances are requested to be utilized to pay Eligible Interest During Construction pursuant to Section 2.5(ii) or Hermes Agent elects to request and utilize any Advances to pay Eligible Interest During Construction pursuant to Section 2.4.2, Borrower hereby irrevocably authorizes each Lender to deem funded, on behalf of and for the account of Borrower as Term Loans, such Lender’s Proportionate Share of the aggregate of such Advances as provided in Section 2.4, and any such payments of Eligible Interest During Construction shall be deemed paid by Borrower to such Lender.

2.6.3 Contract Price. To the extent that any Advances are requested to be utilized to pay any portion of the German Contract Price Eligible Portion or the Non-German Contract Price Eligible Portion pursuant to Section 2.5(iii) or (iv), respectively, Borrower hereby irrevocably authorizes Administrative Agent to deliver the received proceeds of such Advances to an account designated by Equipment Supplier in the applicable Equipment Supplier Disbursement Certificate.

2.7 Evidence of Indebtedness; Register; Term Notes.

2.7.1 Evidence of Indebtedness. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of Borrower to such Lender resulting from each Term Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder. Borrower agrees that all computations of interest by a Lender based on such account or accounts shall, in the absence of manifest error, be prima facie evidence of the amount thereof.

2.7.2 Register. Administrative Agent, on behalf of Borrower, shall maintain a register (the “Register”) in which it shall record (a) the names and addresses of the Lenders, (b) the amount of each Term Loan of each Lender made hereunder, (c) the amount of any principal or interest due and payable or to become due and payable from Borrower to each Lender hereunder and (d) any amount received by Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof. Administrative Agent shall provide Borrower access to the Register upon reasonable request by Borrower.

2.7.3 Term Notes. Any Lender may request that Term Loans made by it to Borrower be evidenced by a Term Note. In such event, Borrower shall prepare, execute and deliver to such Lender a Term Note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns). Thereafter, the Term Loans evidenced by such Term Note and interest thereon shall at all times (including after assignment pursuant to Section 12.7) be represented by one or more Term Notes in such form payable to the order of the payee named therein (or, if such Term Note is a registered note, to such payee and its registered assigns).

2.8 Obligations Several. The failure of any Lender to make available its Proportional Share of an Advance shall not relieve any other Lender of its obligation under this Agreement to make available its Proportional Share of any Advance. No Lender shall be responsible for the failure of any other Lender to make available its Proportional Share of an Advance on a Disbursement Date.

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2.9 Set-Off.

2.9.1 Lender Parties. If an Event of Default shall have occurred and be continuing, each Lender Party is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender Party to or for the credit or the account of Borrower, against any and all obligations of Borrower under this Agreement or any other Credit Document held by such Lender Party, irrespective of whether or not such Lender Party shall have made any demand under this Agreement or such other Credit Document and although the obligations may be unmatured. The rights of each Lender Party under this Section are in addition to other rights and remedies (including other rights of set-off) that such Lender Party may have.

2.9.2 Borrower. Notwithstanding anything set forth herein to contrary, in no event shall Borrower be permitted to set off any amounts owing by Borrower hereunder against any amounts requested to be advanced by the Lenders hereunder.

SECTION 3. PAYMENTS BY BORROWER

3.1 Interest.

3.1.1 Interest Rate. Borrower shall pay interest on the unpaid principal amount of each Term Loan made to Borrower at the Fixed Interest Rate. All interest hereunder shall be computed on the basis of a year of 360 days and in each case payable for the actual number of days elapsed.

3.1.2 Payment Dates. Accrued interest on each Term Loan shall be payable by Borrower in arrears on each Interest Payment Date; provided that (a) interest accrued pursuant to Section 3.1.3 shall be payable on demand and (b) in the event of any repayment or prepayment of any Term Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

3.1.3 Default Interest

3.1.4. If any principal of or interest on any Term Loan or any fee, indemnity or other amount remains unpaid after such amount is due hereunder, Borrower shall pay interest (to the extent permitted by Applicable Law) on such overdue amount, at a rate per annum equal to 2.00% plus the greater of (a) the Fixed Interest Rate and (b) the sum of the Lenders’ cost of making or maintaining the Term Loans and the Applicable Spread, as reasonably determined by Administrative Agent, from the date such amount was due until the date of its payment in full.

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3.2 Principal

3.2.1. Commencing on the First Principal Payment Date and on each Principal Payment Date thereafter, Borrower shall repay, to Administrative Agent for the account of each Lender based on its Proportionate Share, outstanding Term Loans in equal semi-annual installments; provided however that the amount of the final installment on the Maturity Date shall in any event be equal to the remaining outstanding principal amount of Term Loans as of the Maturity Date. Borrower may not reborrow the principal amount of any Term Loan that is repaid or prepaid (whether by voluntary prepayment or mandatory prepayment).

3.3 Voluntary Prepayments. At any time prior to the Commitment Expiration Date, Borrower may make, on any Interest Payment Date, voluntary prepayments of Term Loans in whole or in part with the written consent of Hermes Agent (acting at the instruction of Hermes) and Administrative Agent and upon 30 days prior written notice thereof to Administrative Agent (which notice shall be irrevocable). At any time on or after the Commitment Expiration Date, Borrower may make voluntary prepayments of Term Loans in whole or in part without the consent of any party and upon 30 days prior written notice thereof to Administrative Agent (which notice shall be irrevocable). Any such prepayment shall (a) include payment of accrued and unpaid interest on the Term Loans being prepaid and any fees, breakage costs and other charges payable in connection with such a prepayment under the terms of this Agreement (including Section 3.7), if any, and (b) be applied to remaining amortization payments and the payments at final maturity thereof (i) in inverse order of maturity or (ii) on a pro rata basis, at the option of Hermes Agent (acting at the instruction of Hermes). Amounts prepaid as voluntary prepayments of Term Loans may not be re-borrowed.

3.4 Mandatory Prepayments. Borrower shall be required to make mandatory prepayments of the Term Loans upon each of the following:

(i) the receipt by Borrower or any of its Affiliates of any damages or other amounts from Equipment Supplier under an Equipment Supply Agreement (including as a result of a delayed delivery pursuant to Section 4 of such Equipment Supply Agreement and as a result of any cancellation by Equipment Supplier pursuant to Section 19 of such Equipment Supply Agreement), in an amount equal to (A) during the continuance of any Default or Event of Default, the amount of such damages or other amounts, or (B) so long as there is not continuing any Default or Event of Default, such portion of the amount of such damages as Hermes Agent (at the instruction of Hermes) shall designate in writing as the amount (if any) of the Term Loans no longer eligible for coverage under the Hermes Export Credit Guarantee Documents as a result of such payment of amounts by Equipment Supplier to Borrower;

(ii) any failure of the Hermes Export Credit Guarantee Documents to be effective with respect to any portion of the Term Loans, in an amount equal to such portion of the Term Loans; and

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(iii) the refund to Borrower of any Hermes Guarantee Fees by Hermes in an amount equal to the Hermes Guarantee Fee Refund.

Any such prepayment (including any deemed prepayment with the Hermes Guarantee Fee Refund made in accordance with 2.6.1) shall (A) include payment by Borrower of accrued and unpaid interest on the Term Loans being prepaid and any fees, breakage costs and other charges payable in connection with such a prepayment under the terms of this Agreement (including Section 3.7), if any, and (B) be applied to remaining amortization payments and the payments at final maturity thereof (1) in inverse order of maturity or (2) on a pro rata basis, at the option of Hermes Agent (acting at the instruction of Hermes). Amounts prepaid as mandatory prepayments of Term Loans may not be re-borrowed.

3.5 Making of Payments. All payments and prepayments of principal of and interest on the Term Loans, fees, indemnities and other amounts payable by Borrower under this Agreement shall be made in Dollars, in immediately available funds, without deduction, set-off or counterclaim, for the benefit of Administrative Agent for the account of each Lender by credit to an account designated by Administrative Agent, not later than 10:00 a.m. New York time on the date on which such payment shall become due.

3.6 Increased Costs.

3.6.1 Change in Law. If any Change in Law shall (a) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or (b) impose on any Lender any other condition affecting this Agreement (other than Taxes), and the result of either of the foregoing shall be to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or otherwise) (other than for Taxes), then Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

3.6.2 Capital Adequacy. If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or any of the Term Loans made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

3.6.3 Procedure. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company as specified in Section 3.6.1 or 3.6.2 shall be delivered to Borrower and shall be conclusive absent manifest error. Borrower shall pay such Lender the amount shown as due on any such certificate within ten days after

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receipt thereof. Promptly after any Lender has determined that it will make a request for increased compensation pursuant to this Section, such Lender shall notify Borrower thereof. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; and provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

3.7 Fixed Interest Rate Breakage Costs. Within five Business Days following a Lender’s delivery of a written notice of the incurrence of Fixed Interest Rate Breakage Costs (which notice shall include reasonably detailed calculations with respect to the calculation of the Fixed Interest Rate Breakage Costs), Borrower shall pay the amount of Fixed Interest Rate Breakage Costs to such Lender in accordance with Section 3.11. A written notice of a Lender as to the amount of any Fixed Interest Rate Breakage Costs shall be conclusive absent manifest error of such Lender.

3.8 Taxes.

3.8.1 Indemnified Taxes. Any and all payments by or on account of any Obligation of any Credit Party under any Credit Document shall be made free and clear of and without deduction or withholding for or on account of any Indemnified Taxes; provided that if by law any Indemnified Taxes are required to be deducted or withheld from such payments, then (a) the sum payable shall be increased as necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to Indemnified Taxes payable under this Section 3.8) each Lender Party receives an amount equal to the sum it would have received had no such deductions and withholdings for Indemnified Taxes been made, (b) such Credit Party shall make such deductions and withholdings and (c) such Credit Party shall timely pay or cause to be paid the full amount deducted or withheld to the relevant Taxing Authority in accordance with Applicable Law. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Credit Party to a Taxing Authority, such Credit Party shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Taxing Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent.

3.8.2 Other Taxes. In addition, Borrower shall timely pay or cause to be paid any Other Taxes to the relevant Taxing Authority in accordance with Applicable Law.

3.8.3 Indemnification. Borrower shall indemnify or cause to be indemnified each Lender Party, within 30 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (other than any penalties and interest resulting from gross negligence or willful misconduct of such Lender Party (as finally determined by a court of competent jurisdiction) and without duplication of any amounts paid to such Lender Party under Section 3.8.1) paid by such Lender Party or any of its Affiliates on or with respect to any

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payment by or on account of any Obligation of any Credit Party under any Credit Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 3.8) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Taxing Authority. A certificate as to the amount of such payment or liability and setting forth in reasonable detail the calculation for such payment or liability delivered to Borrower by a Lender Party, or by Administrative Agent on its own behalf or on behalf of another Lender Party, shall be conclusive absent manifest error of such Lender Party.

3.8.4 Non-U.S. Lenders. Each Lender Party that is not a “United States person” as defined in Section 7701(a)(30) of the Code (a “Non-U.S. Lender”) shall deliver to Borrower and Administrative Agent two copies of U.S. Internal Revenue Service Form W-8BEN, Form W-8ECI, Form W-8EXP or Form W-8IMY, as applicable (together with any necessary attachments), or, in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a statement substantially in the form of Exhibit E and a Form W-8BEN, or, in each case, any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by Borrower under this Agreement and the other Credit Documents. Such forms shall be delivered by each Non-U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of a Participant that seeks the benefits of this Section 3.8, on or before the date the relevant participation was purchased). In addition, each Non-U.S. Lender shall deliver such forms promptly upon the obsolescence, expiration or invalidity of any form previously delivered by such Non-U.S. Lender. Each Non-U.S. Lender shall promptly notify Borrower at any time it determines that it is no longer in a position to provide any previously delivered form or statement to Borrower (or any other form of certification adopted by the U.S. Taxing Authorities for such purpose). Notwithstanding any other provision of this Section 3.8.4 or Section 3.8.5, a Lender Party shall not be required to deliver any form pursuant to this Section 3.8.4 or Section 3.8.5 that such Lender Party is not legally able to deliver.

3.8.5 U.S. Lenders. Each Lender Party that is a “United States person” as defined in Section 7701(a)(30) of the Code (a “U.S. Lender”) agrees to complete and deliver to Borrower and Administrative Agent a duly completed and executed copy of U.S. Internal Revenue Service Form W-9 (or any successor form) establishing that such Lender Party is not subject to U.S. backup withholding tax. Such form shall be delivered by each U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of a Participant that seeks the benefits of this Section 3.8, on or before the date the relevant participation was purchased). In addition, each U.S. Lender shall deliver such forms promptly upon the obsolescence, expiration or invalidity of any form previously delivered by such U.S. Lender.

3.8.6 Payment Over. If any Lender Party has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by Borrower or with respect to which Borrower has paid additional amounts pursuant to this Section 3.8, it shall pay over such refund to Borrower (but only to the extent of indemnity payments made, or additional amounts paid, to such Lender Party by Borrower under this Section 3.8 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses

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of such Lender Party (including any Taxes imposed with respect to such refund) as determined by such Lender Party in good faith and in its sole discretion and as will leave such Lender Party in no worse position than it would be in if such Indemnified Taxes or Other Taxes had been imposed, and without interest (other than any interest paid by the relevant Taxing Authority with respect to such refund); provided that Borrower, upon receipt of the written request of such Lender Party along with a certificate of such Lender Party certifying that such refund is required to be repaid to the relevant Taxing Authority, agrees to repay as soon as reasonably practicable the amount paid over to Borrower (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) to such Lender Party in the event such Lender Party is required to repay such refund to such Taxing Authority. This Section 3.8 shall not be construed to require any Lender Party to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to Borrower or any other Person.

3.9 Illegality. If it becomes unlawful under any Applicable Law for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain any Term Loan, (a) such Lender shall promptly notify Administrative Agent upon becoming aware thereof, and (b) Administrative Agent shall promptly notify Borrower thereof. For a period of 30 days following such notification, such Lender shall take the steps set forth in Section 3.10.1 and, to the extent such steps are not effective, Borrower, Administrative Agent and such Lender shall use commercially reasonable efforts to identify a third party assignee of the Term Loans of such Lender; provided that, during such 30-day period, such Lender shall not be required to make any Advances. If the foregoing steps are not effective within such 30-day period, notwithstanding Section 3.12 or any other provision herein to the contrary, (i) the Commitment of such Lender shall be immediately cancelled and (ii) Borrower shall repay the Term Loans of such Lender (including accrued and unpaid interest thereon and any fees, breakage costs and charges payable in connection therewith (including pursuant to Section 3.7)) on the earlier of (A) the immediately succeeding Interest Payment Date and (B) the date specified in writing by such Lender (being no earlier than the last day of any applicable grace period permitted by Applicable Law).

3.10 Mitigation; Replacement of Lenders.

3.10.1 Mitigation. If (a) any Lender requests compensation under 3.6, (b) Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.8, or (c) any Lender has notified Administrative Agent that it has become unlawful for such Lender to fund or maintain any Term Loan pursuant to Section 3.9, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Term Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.6 or 3.8, as applicable, in the future or allow such Lender to maintain or fund Term Loans, as applicable, and (ii) would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material respect. Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

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3.10.2 Replacement of Lenders. If (a) any Lender requests compensation under 3.6, (b) Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.8, (c) any Lender has notified Administrative Agent that it has become unlawful for such Lender to fund or maintain any Term Loan pursuant to Section 3.9 or (d) any Lender has become a Defaulting Lender, then Borrower may, at its sole expense and effort, upon notice to such Lender and Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 12.7), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) Borrower shall have received the prior written consent of Administrative Agent (which consent shall not unreasonably be withheld), (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Term Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 3.6 or payments required to be made pursuant to Section 3.8, such assignment will result in a reduction in such compensation or payments to such new Lender. Nothing in this Section shall be deemed to prejudice any rights that Borrower may have against any Lender that is a Defaulting Lender.

3.11 Payments Generally

3.11.1. Unless otherwise specified, Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or of amounts payable under Section 3.6, 3.7 or 3.8 or otherwise) prior to 10:00 a.m., New York City time, on the date when due, in immediately available funds, without condition or deduction for any defense, recoupment, set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to Administrative Agent to the applicable account designated to Borrower by Administrative Agent, except that payments pursuant to Sections 3.6, 3.7, 3.8 and 12.10 shall be made directly to the Persons entitled thereto. Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day (or, in the event that the next succeeding Business Day falls in the succeeding calendar month, the immediately preceding Business Day), and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder of (a) principal or interest in respect of any Term Loan or (b) any other amount due hereunder or under any other Credit Document shall be made in Dollars. Any payment required to be made by Administrative Agent

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hereunder shall be deemed to have been made by the time required if Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by Administrative Agent to make such payment. Unless Administrative Agent shall have received notice from Borrower prior to the date on which any payment is due to Administrative Agent for the account of the Lenders hereunder that Borrower will not make such payment, Administrative Agent may assume that Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to Administrative Agent, at the greater of (i) the Overnight LIBO Rate and (ii) a rate reasonably determined by Administrative Agent in accordance with banking industry rules on interbank compensation. If any Lender shall fail to make any payment required to be made by it pursuant to the immediately preceding sentence, then Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such sentence until all such unsatisfied obligations are fully paid.

3.12 Pro Rata Treatment. If at any time insufficient funds are received by and available to Administrative Agent from Borrower to pay fully all amounts of principal, interest and fees then due from Borrower hereunder, such funds shall be applied towards payment of principal, interest and fees then due from Borrower in a manner directed by Hermes Agent (acting at the instruction of Hermes) and ratably among the parties entitled to such amounts.

3.13 Sharing of Set-off. If any Lender shall, by exercising any right of set-off or counterclaim, obtain payment in respect of any principal of or interest on any of its Term Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Term Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Term Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans; provided that (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (b) the provisions of this Section 3.13 shall not be construed to apply to any payment made by Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Term Loans to any assignee or Participant, other than to Borrower (as to which the provisions of this Section 3.13 shall apply). Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against Borrower’s rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of Borrower in the amount of such participation.

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SECTION 4. EQUITY CONTRIBUTIONS.

4.1 Equity Contributions.

4.1.1 Required Equity Contributions.

(A) On or prior to the date that is five Business Days prior to the Disbursement Date for each Advance, Borrower shall cause Equity Contributions to be made in an amount such that, after giving effect to all Advances and Equity Contributions made on or prior to such Disbursement Date, the Debt to Equity Ratio is not greater than 85:15. The proceeds of the Equity Contributions received pursuant to this Section 4.1.1(A) shall be applied by Borrower to the payment to Equipment Supplier of the German Contract Price Eligible Portion and the Non-German Contract Price Eligible Portion no later than three Business Days prior to the applicable Disbursement Date.

(B) On or prior to the date that is five Business Days prior to the Disbursement Date for each Advance, Borrower shall cause Equity Contributions to be made in an amount equal to the then due and payable portion of the Non-German Contract Price Ineligible Portion (if any). The proceeds of the Equity Contributions received pursuant to this Section 4.1.1(B) shall be applied by Borrower to the payment to Equipment Supplier of the Non-German Contract Price Ineligible Portion (if any) no later than three Business Days prior to the applicable Disbursement Date.

(C) On or prior to the date that is five Business Days following any payment by Hermes Agent of any portion of the Hermes Guarantee Fee Shortfall, Borrower shall apply amounts received from Guarantor pursuant to Section 2.1(ii) of the Equity Contribution Agreement to the reimbursement of Hermes Agent for the payment by Hermes Agent of such portion of the Hermes Guarantee Fee Shortfall. Notwithstanding anything to the contrary set forth herein, Borrower shall not be entitled to request an Advance for the reimbursement to Borrower or Guarantor of any payment made pursuant to the immediately preceding sentence.

4.1.2 Payment of Equity Portion of Equipment Supply Agreements. Notwithstanding anything to the contrary set forth herein, on or prior to the occurrence of the Commercial Operation Date, Borrower shall have received, and applied to the payment of the German Contract Price Eligible Portion and the Non-German Contract Price Eligible Portion, Equity Contributions in an amount equal to 15% of the sum of the German Contract Price Eligible Portion and the Non-German Contract Price Eligible Portion.

4.2 Reimbursement of Pre-Closing Equity Contributions. Borrower shall, on the Closing Date, request an Advance, in accordance with the provisions of Section 2 and in an amount up to an amount such that, after giving effect to all

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Advances and the Equity Contributions made on or prior to the Closing Date, the Debt to Equity Ratio is not greater than 85:15, as reimbursement for any portion of (but not exceeding) Pre-Closing Equity Contributions applied to the payment of the German Contract Price Eligible Portion or the Non-German Contract Price Eligible Portion.

SECTION 5. FEES

5.1 Commitment Fee. On each Interest Payment Date until the Commitment Expiration Date and on the Commitment Expiration Date, Borrower shall pay to Administrative Agent, for the benefit of each Lender (other than a Defaulting Lender), a commitment fee in arrears for the Semi-Annual Period then ending (or (a) in the case of the first installment of commitment fees payable hereunder, for the period from the Execution Date to the first Semi-Annual Date occurring thereafter or (b) in the case of the last installment of commitment fees payable hereunder, for the period from the preceding Semi-Annual Date to the Commitment Expiration Date) equal to the product of (i) 1.00% and (ii) the aggregate average daily unutilized Commitments for such period and (iii) a fraction, the numerator of which is the number of days in such period and the denominator of which is 360.

5.2 Agency Fees. Borrower shall pay to Administrative Agent an annual administrative agency fee in the amount and at the times set forth in the Fee Letter.

5.3 Hermes Guarantee Fees. The Hermes Guarantee Fees shall be paid in one or more of the following ways, as applicable:

(i) Borrower may request an Advance on a Disbursement Date with respect to Hermes Guarantee Fee Loans pursuant to clause (1) of Section 2.3.3(C), and the proceeds of such Advance shall be paid to Hermes Agent for (A) the payment of the Hermes Guarantee Fees then due and payable or (B) the reimbursement of Hermes Agent for its prior payment of the Hermes Guarantee Fees than due and payable, as applicable;

(ii) Hermes Agent may request an Advance on a Disbursement Date with respect to Hermes Guarantee Fee Loans pursuant to clause (2) of Section 2.3.3(C), and the proceeds of such Advance shall be paid to Hermes Agent for (A) the payment of the Hermes Guarantee Fees then due and payable or (B) the reimbursement of Hermes Agent for its prior payment of the Hermes Guarantee Fees than due and payable, as applicable;

(iii) in the event that there is any Hermes Guarantee Fee Shortfall, Hermes Agent may make a demand on Guarantor (in accordance with the Equity Contribution

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Agreement) and/or Borrower to pay to Hermes Agent the amount of such Hermes Guarantee Fee Shortfall, and the proceeds of such payment by Guarantor and/or Borrower, as applicable, shall be applied by Hermes Agent to (A) the payment of the Hermes Guarantee Fees then due and payable or (B) the reimbursement of Hermes Agent for its prior payment of the Hermes Guarantee Fees than due and payable, as applicable; or

(iv) in the event that neither Borrower nor Hermes Agent requests an Advance pursuant to Section 2.3.3(C) in connection with any portion of the Hermes Guarantee Fees becoming due and payable, Borrower shall pay, or cause to be paid, to Hermes Agent, in immediately available funds, an amount equal to such portion.

SECTION 6. CONDITIONS TO EXECUTION DATE, CLOSING DATE AND ADVANCES

6.1 Conditions to Execution Date. The effectiveness of this Agreement is subject to the satisfaction or waiver in accordance with Section 12.4 of each of the following:

6.1.1 Credit Agreement. The Credit Agreement, in form and substance satisfactory to Administrative Agent, Hermes Agent and each Lender as of the Execution Date, shall have been duly executed and delivered by each party thereto and shall be in full force and effect.

6.1.2 Hermes Export Credit Guarantee Statement. (a) The Hermes Export Credit Guarantee Statement shall have been delivered by Hermes and shall be in full force and effect and (b) all applicable conditions under the Hermes Export Credit Guarantee Statement have been satisfied.

6.1.3 Fee Letter. The Fee Letter, in form and substance satisfactory to Administrative Agent and Hermes Agent, shall have been duly executed and delivered by each party thereto and shall be in full force and effect.

6.1.4 Equipment Supply Agreement. Each Equipment Supply Agreement shall have been fully executed (and shall include such terms as are required under the Hermes Export Credit Guarantee Documents) and a copy thereof (including all schedules, exhibits, attachments, supplements and amendments thereto), certified by a Responsible Officer of Borrower, shall have been delivered to Administrative Agent and Hermes Agent, and shall be in full force and effect. The German Contract Price shall not have been modified from the German Contract Price of $71,019,286.87, except to the extent permitted under the German Equipment Supply Agreement and approved by Administrative Agent and Hermes Agent. The Non-German Contract Price shall not have been modified from the Non-German Contract Price of $27,152,323.81, except to the extent permitted under the Non-German Equipment Supply Agreement and approved by Administrative Agent and Hermes Agent.

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6.1.5 Certificates. The following, each in form and substance reasonably satisfactory to Administrative Agent, shall have been delivered to Administrative Agent and Hermes Agent:

(A) copies of each Organizational Document of Borrower, in form and substance reasonably satisfactory to Administrative Agent, executed and delivered by Borrower and certified as of the Execution Date by a Responsible Officer of Borrower as being in full force and effect without modification or amendment;

(B) signature and incumbency certificates of the Responsible Officer of Borrower executing the Credit Agreement;

(C) resolutions of the Board of Directors or similar governing body of Borrower approving and authorizing the execution, delivery and performance of the Credit Agreement, certified as of the Execution Date by a Responsible Officer of Borrower as being in full force and effect without modification or amendment;

(D) a good standing certificate from the applicable Governmental Authority of Borrower’s jurisdiction of formation and in each jurisdiction in which it is required to be qualified as a foreign limited liability company to do business, each dated a recent date; and

(E) the Borrower Execution Date Certificate.

6.1.6 Consultants’ Reports. The Independent Engineer Report, the Environmental Report and the Insurance Report, in each case, in form and substance reasonably satisfactory to Administrative Agent and permitting reliance thereon by Administrative Agent and the Lenders, shall have been delivered to Administrative Agent.

6.1.7 Insurance. Evidence of insurance coverage for Borrower and the Sugar Camp Mine satisfying the requirements of the Transaction Documents, which insurance shall be in form and substance reasonably satisfactory to Administrative Agent, together with evidence that such policy or policies are in full force and effect, shall have been delivered to Administrative Agent.

6.1.8 Financial Statements. Each of the consolidating (if requested) and consolidated audited and unaudited (as applicable) balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor and its Subsidiaries and the unaudited balance sheet and the related statements of income, stockholder’s equity and cash flow of Borrower, in each case, for the fiscal years ended December 31, 2007 and December 31, 2008 and the fiscal quarter ended September 30, 2009 shall have been delivered, and shall be in form and substance reasonably satisfactory, to Administrative Agent and the Lenders.

6.1.9 Governmental Approvals. (a) Evidence that all Governmental Approvals necessary in connection with the financing contemplated herein and the transactions contemplated hereby shall have been obtained and such evidence shall have been delivered to Administrative Agent, (b) each such Governmental Approval shall be in full force and effect and

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(c) all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the financing contemplated hereby.

6.1.10 Construction Budget. Administrative Agent shall have received each of the Construction Budget in form and substance reasonably satisfactory to Administrative Agent (in consultation with the Independent Engineer).

6.1.11 Base Case Projections. Administrative Agent shall have received detailed financial projections covering the period from the Execution Date through and including the 2022 fiscal year (the “Base Case Projections”), including therein projections of revenues, operating expenses, cash flow, debt service and other related items, in form and substance reasonably satisfactory to Administrative Agent and the Independent Engineer.

6.1.12 USA Patriot Act and other Applicable Law. Each Lender Party shall have received, at least five Business Days prior to the Execution Date, all documentation and other information required by regulatory authorities under applicable “know your customer” policies and Anti-Terrorism Laws, including the USA Patriot Act, that shall have been requested by such Lender Party.

6.1.13 Representations and Warranties. The representations and warranties in the Credit Documents and in any certificate, document or financial or other statement furnished thereunder or in connection therewith (other than those which speak only as to a different date) shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality,” “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) on the Execution Date as if made on the Execution Date.

6.2 Conditions to Closing Date. The occurrence of the Closing Date is subject to the satisfaction or waiver in accordance with Section 12.4 of each of the following:

6.2.1 Credit Documents. Each applicable Credit Document, in form and substance satisfactory to Administrative Agent and Hermes Agent, shall have been duly executed and delivered by each party thereto and shall be in full force and effect. Without limiting the generality of the foregoing, (a) (i) all conditions to the effectiveness of the Hermes Export Credit Guarantee Final Acceptance or the Hermes Export Credit Guarantee Final Order, as the case may be, shall have been satisfied and (ii) the German Contract Price Eligible Portion set forth in Hermes Export Credit Guarantee Final Acceptance or the Hermes Export Credit Guarantee Final Order, as the case may be, shall be equal to $71,019,286.87 and the Non-German Contract Price Eligible Portion set forth in Hermes Export Credit Guarantee Final Acceptance or the Hermes Export Credit Guarantee Final Order, as the case may be, shall be equal to $27,152,323.81 (provided that, in the event that the Non-German Contract Price Eligible Portion is less than $27,152,323.81, it shall be a condition to the occurrence of the Closing Date that this Agreement be amended as necessary to reflect such lower amount), (b) each of Borrower, Administrative

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Agent and Hermes Agent shall have duly executed and delivered the Fixed Interest Rate Agreement pursuant to which the Fixed Interest Rate shall have been specified (and, upon such execution and delivery, the Fixed Interest Rate Agreement shall be incorporated into, and deemed to be a part of, this Agreement).

6.2.2 Equipment Supply Agreements. A copy of any amendments or other modifications to each Equipment Supply Agreement (provided that any such modification shall be in accordance with Section 9.11(a)), each in form and substance reasonably satisfactory to Administrative Agent and Hermes Agent, shall have been delivered to Administrative Agent and Hermes Agent. The German Contract Price shall not have been modified from the German Contract Price of $71,019,286.87, except to the extent permitted under the German Equipment Supply Agreement and approved by Administrative Agent and Hermes Agent. The Non-German Contract Price shall not have been modified from the Non-German Contract Price of $27,152,323.81, except to the extent permitted under the Non-German Equipment Supply Agreement and approved by Administrative Agent and Hermes Agent.

6.2.3 Equipment Supplier Undertakings. Each of the Equipment Supplier Undertaking to Lenders and the Equipment Supplier Undertaking to Hermes, in each case, in form and substance satisfactory to the respective beneficiaries thereof, shall have been duly executed and delivered by Equipment Supplier to such beneficiaries and shall be in full force and effect.

6.2.4 Huntington Liability Allocation Agreement. The Huntington Liability Allocation Agreement, in form and substance satisfactory to Administrative Agent, shall have been duly executed and delivered by each party thereto and shall be in full force and effect.

6.2.5 Lien Searches. Administrative Agent shall have received (a) certified copies of requests for information or copies (Form UCC-11), or equivalent reports, listing all effective financing statements that name (i) Borrower as debtor and that are filed in each relevant jurisdiction and (ii) Foresight Holding Company, LLC as debtor and that are filed in each relevant jurisdiction, together with, in each case, copies of such financing statements (none of which shall cover the Equipment (except to the extent evidencing Equipment Permitted Liens), the Equipment Supply Agreements or the Equity Interests in Borrower) and (b) results of fixture, tax and judgment Lien searches in Franklin County, Illinois.

6.2.6 Certificates. The following, each in form and substance reasonably satisfactory to Administrative Agent (and, in the case of the Equipment Supplier Closing Date Certificate, to Hermes Agent), shall have been delivered to Administrative Agent (and, in the case of the Equipment Supplier Closing Date Certificate, to Hermes Agent):

(A) copies of each Organizational Document of each Credit Party, in form and substance reasonably satisfactory to Administrative Agent and Hermes Agent, executed and delivered by such Credit Party and certified as of the Closing Date by a Responsible Officer of such Credit Party as being in full force and effect without modification or amendment;

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(B) signature and incumbency certificates of the Responsible Officers of each Credit Party executing the Credit Documents to which it is a party;

(C) resolutions of the Board of Directors or similar governing body of each Credit Party approving and authorizing the execution, delivery and performance of the Credit Documents to which it is a party, certified as of the Closing Date by a Responsible Officer of such Credit Party as being in full force and effect without modification or amendment;

(D) a good standing certificate from the applicable Governmental Authority of each Credit Party’s jurisdiction of formation and in each jurisdiction in which it is required to be qualified as a foreign limited liability company to do business, each dated a recent date;

(E) the Borrower Closing Date Certificate;

(F) the Solvency Certificates; and

(G) the Equipment Supplier Closing Date Certificate.

6.2.7 Legal Opinions. The legal opinions of (a) Bailey & Glasser LLP, counsel to the Credit Parties, (b) Bracewell & Giuliani LLP, special New York counsel to the Credit Parties, and (c) counsel to Equipment Supplier, each in form and substance reasonably satisfactory to Administrative Agent, shall have been delivered to Administrative Agent.

6.2.8 Payment of Transaction Costs; Funds Flow Memorandum. Borrower shall pay or cause to be paid all closing costs and fees due on the Closing Date concurrently with the borrowing occurring on the Closing Date and in accordance with the Funds Flow Memorandum, which shall have been delivered, and be in form and substance reasonably satisfactory, to Administrative Agent and Hermes Agent.

6.2.9 Execution Date. The Execution Date shall have occurred.

6.3 Conditions to All Advances. The obligation of each Lender to make any Advance (including any Advance on the Closing Date but excluding any Advance requested by Hermes Agent pursuant to Section 2.3.3(C)) is subject to the satisfaction or waiver by the Lenders of each of the following on the Disbursement Date for such Advance:

6.3.1 Certificates. The certificates required to be delivered pursuant to Section 2.3.3 have been delivered at the times specified therein (it being understood and agreed that no Lender Party shall be required to verify the accuracy or completeness of, or the validity of any signatures to, any deliverables delivered in connection with any certificate delivered pursuant to Section 2.3.3).

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6.3.2 Representations and Warranties. The representations and warranties in the Credit Documents and in any certificate, document or financial or other statement furnished thereunder or in connection therewith (other than those which speak only as to an earlier date) shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality,” “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) on such Disbursement Date as if made on such Disbursement Date.

6.3.3 Required Equity Contributions. The Equity Contributions with respect to such Advance required pursuant to Section 4.1 shall have been fully funded (through allocations of Pre-Closing Equity Contributions (solely on the Closing Date) or Post-Closing Equity Contributions, as the case may be), and the proceeds thereof shall have been received by Equipment Supplier.

6.3.4 No Material Adverse Effect. At the time of such Advance, no circumstance shall exist, and no change of law or regulation of any Governmental Authority shall have occurred, that has had or could reasonably be expected to have a Material Adverse Effect.

6.3.5 Fees. Borrower shall have paid, or caused to be paid, all fees, expenses and other amounts then due under or in connection with the Credit Documents (except to the extent that such fees, expenses and other amounts are to be paid with proceeds of the requested Advance).

6.3.6 No Default or Event of Default. No Default or Event of Default shall have occurred and be continuing or would result from the making of the requested Advance.

6.3.7 Performance under Applicable Equipment Supply Agreement.

(A) Equipment Supplier shall have performed the work under the applicable Equipment Supply Agreement corresponding to the requested Advance, as certified by Equipment Supplier in the applicable Equipment Supplier Disbursement Certificate, in each case, delivered in connection with the requested Advance.

(B) Without limiting the generality of Section 12.2, Borrower shall have waived its right to challenge or contest its obligations to repay such Advance (or any other Obligations) in the event that Borrower subsequently discovers that such work had not been performed by Equipment Supplier, in each case, as set forth in the applicable Borrower Disbursement Certificate.

6.3.8 Hermes Export Credit Guarantee Documents. Administrative Agent and Hermes Agent shall be satisfied that (a) the Hermes Export Credit Guarantee Documents are in full force and effect, (b) all applicable conditions under the Hermes Export Credit Guarantee Documents have been satisfied, (c) there shall not exist any material adverse effect on the ability of Borrower to perform its obligations under the Credit Documents to which it is a party, and (d) the Hermes Export Credit Guarantee Documents shall not be the subject of a dispute that potentially affects the validity or coverage of the guarantees thereunder. There shall be no outstanding notice from Hermes requesting, advising, instructing or requiring the Lenders to suspend the making of Advances.

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6.3.9 Equipment Supplier Lien Release. With respect to the Advance being made on the Final Disbursement Date, Equipment Supplier shall have delivered an executed copy of full lien releases with respect to its purchase money security interests in the Equipment granted to Equipment Supplier in accordance with Section 3 of the Term and Conditions to each Equipment Supply Agreement, which lien release shall be in form and substance reasonably satisfactory to Administrative Agent.

6.3.10 Closing Date. The Closing Date shall have occurred.

For certainty, the only condition to the making of Advances requested by Hermes Agent pursuant to clause (2) of Section 2.3.3(C) shall be that Hermes Agent shall have requested such Advance in accordance with clause (2) of Section 2.3.3(C).

SECTION 7. REPRESENTATIONS AND WARRANTIES

Borrower makes all of the following representations and warranties to and in favor of each Lender Party as of the Execution Date, the Closing Date and each Disbursement Date (except as such representations and warranties expressly relate to an earlier date, in which case, such representations and warranties shall be true and correct as of such earlier date):

7.1 Existence; Compliance with Law. Borrower (a) is duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign limited liability company and in good standing under the laws of each jurisdiction where its ownership, lease or operation of its Property or the conduct of its business requires such qualification and (d) is in compliance with all Applicable Laws except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

7.2 Power; Authorization; Enforceability. Borrower has the power and authority, and the legal right, to make, deliver and perform the Transaction Documents to which it is a party and to borrow hereunder. Borrower has taken all necessary limited liability company action to authorize the execution, delivery and performance of the Transaction Documents to which it is a party and to authorize the borrowings on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein, the borrowings hereunder or the execution, delivery, performance, validity or enforceability of any Transaction Documents (other than the filings referred to in Section 7.19). Each Transaction Document to which Borrower is a party that is in effect on the date this representation and warranty is made has been duly executed and delivered on behalf of Borrower. This Agreement constitutes, and each other Transaction Document to which Borrower is a party, upon execution, will constitute, a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its

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respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

7.3 No Conflict. The execution, delivery and performance of the Credit Documents to which Borrower is a party by Borrower, the borrowings hereunder by Borrower and the use of the proceeds thereof will not violate any Applicable Law, any material Mine Document or any Organizational Document of Borrower and will not result in, or require, the creation or imposition of any Lien on any of its respective Properties or revenues pursuant to any Applicable Law or any such Mine Document.

7.4 Financial Information.

7.4.1 Financial Statements. Each of the consolidating (if requested) and consolidated audited balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor and its Subsidiaries as of and for the fiscal years ended December 31, 2007 and December 31, 2008, copies of which have heretofore been furnished to each Lender, present fairly the financial condition and results of operation and cash flows of Guarantor and its Subsidiaries as of such date and for such period. The unaudited balance sheet and the related statements of income, stockholder’s equity and cash flow of each Credit Party as of and for the fiscal quarter ended September 30, 2009 and (in the case of Borrower) the fiscal years ended December 31, 2007 and December 31, 2008, copies of which have heretofore been furnished to each Lender, present fairly the financial condition and results of operations and cash flows of such Credit Party as of such date and for such periods.

7.4.2 No Contingent Liabilities. No Credit Party has any material contingent liability, liability for Taxes or any long-term leases or unusual forward or long-term commitments, including interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, in each case, that was outstanding or otherwise in existence during any of the periods described in Section 7.4.1 that are not reflected in the financial statements described in Section 7.4.1.

7.5 No Material Adverse Effect. Since December 31, 2008, there has been no event that has had or could reasonably be expected to have a Material Adverse Effect.

7.6 No Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Borrower, threatened by or against Borrower or any of its Properties or revenues (a) with respect to any of the Transaction Documents or any of the transactions contemplated thereby or (b) that could reasonably be expected to have a Material Adverse Effect.

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7.7 No Default. Borrower is not in default in any material respect under or with respect to any of its material Contractual Obligations. No Default or Event of Default has occurred and is continuing.

7.8 Sole Purpose Nature; No Subsidiaries. Borrower has not conducted and is not conducting any business or activities other than businesses and activities directly or indirectly relating to the ownership, development, construction, operation, maintenance and financing of the Sugar Camp Mine and business activities reasonably related thereto. Other than as approved by Administrative Agent in accordance with Section 9.10, Borrower has no Subsidiaries and does not own any Capital Stock of any Person.

7.9 Accuracy of Information, etc. No statement or information contained in any Credit Document or any other document, certificate or statement furnished to any Lender Party by or on behalf of any Credit Party for use in connection with the transactions contemplated by the Credit Documents (including the financial statements referred to in Section 7.4.1), taken as a whole, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained herein or therein not misleading.

7.10 Title to Property. Borrower is the sole owner of, legally and beneficially, and has good marketable and insurable title in fee simple to, or a valid leasehold interest in, all its Property (including the Sugar Camp Mine), and none of such Property is subject to any claims, liabilities, obligations, charges or restrictions of any kind, nature or description or to any Lien other than General Permitted Liens and Equipment Permitted Liens. At the time this representation is made, Borrower has Mining Title to all Mining Facilities covered by outstanding Governmental Approvals issued to Borrower to the extent necessary to conduct its business as currently conducted and to utilize such properties for their intended purpose at such time. The properties of Borrower that are material to its business, taken as a whole, are in good operating order, condition and repair (ordinary wear and tear excepted) constitutes all the property that is required for the business and operations of Borrower as conducted on the date this representation is made or repeated.

7.11 Intellectual Property. Borrower owns, or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property or the validity or effectiveness of any Intellectual Property, nor does Borrower know of any valid basis for any such claim in each case, that could reasonably be expected to result in a Material Adverse Effect. The use of Intellectual Property by Borrower does not infringe on the rights of any Person in such Intellectual Property in any material respect.

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7.12 Taxes.

7.12.1 Filing; Payment. Borrower (a) has timely filed or caused to be timely filed all federal and material other Tax returns required to have been filed by or with respect to it, and each such Tax return is complete and accurate in all material respects and (b) has timely paid or caused to be timely paid all material Taxes shown thereon to be due and payable by it and all other material Taxes or assessments (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of Borrower).

7.12.2 No Liens. (a) No Liens for material Taxes (other than General Permitted Liens) have been filed with respect to the assets of Borrower, and no unresolved claim has been asserted in writing to Borrower or its Affiliates or members with respect to any material Taxes of Borrower, and (b) no waiver or agreement by Borrower is in force for the extension of time for the assessment or payment of any material Tax that has not expired, and, to Borrower’s knowledge, no request for any such extension or waiver is currently pending. There is no pending or threatened in writing audit or investigation by any Taxing Authority with respect to Borrower.

7.12.3 Pass-Through Entity. Borrower is, and has been since its formation, a Pass-Through Entity. Borrower is not subject to entity-level Tax for state, local or foreign income or franchise Tax purposes. Borrower has not engaged in any “listed transaction” (as defined in Treasury Regulation Section 1.6011-4) or made any disclosure under Treasury Regulation Section 1.6011-4.

7.13 Federal Regulations. Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock. No part of the proceeds of any Term Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, (a) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose, or (b) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the Regulations of the Board, including Regulation U or Regulation X.

7.14 ERISA. Borrower, each ERISA Affiliate and each Plan is in compliance with all applicable provisions and requirements of ERISA and the Code and the regulations and published interpretations thereunder, except for failures to so comply which could not reasonably be expected to result in a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur that would subject Borrower to any Tax, penalty or other liabilities, which

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Tax, penalty or other liabilities which individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect. The excess in the present value of all benefit liabilities under each Plan (based on those assumptions used to fund such Plan), as of the last annual valuation date applicable thereto, over the fair market value of the assets of such Plan could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. As of the most recent valuation date for each Multiemployer Plan, the potential liability of Borrower and its ERISA Affiliates for a complete withdrawal from such Multiemployer Plan, when aggregated with such potential liability for a complete withdrawal from all Multiemployer Plans, is zero. Borrower and each of its ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to any payments to a Multiemployer Plan.

7.15 Black Lung Act and Coal Act. Except as could not reasonably be expected to have a Material Adverse Effect, (a) Borrower and each of its Affiliates are in compliance with both the Black Lung Act and the Coal Act and the regulations promulgated thereunder, (b) none of Borrower or any of its Affiliates has incurred any liability under the Black Lung Act, Coal Act and their respective regulations, (c) Borrower, each of its Affiliates and their respective “related persons” (as defined in Section 9701(c) of the Code) are in compliance with the Coal Industry Retiree Health Benefit Act of 1992 and any regulations promulgated thereunder, and (d) none of Borrower, any of its Affiliates or their respective “related persons” has incurred any liability under the Coal Industry Retiree Health Benefit Act of 1992.

7.16 Investment Company Act. Borrower is not an “investment company” within the meaning of or otherwise subject to regulation under, the Investment Company Act of 1940, as amended.

7.17 Environmental Matters.

7.17.1 Compliance. Other than exceptions to any of the following that (a) could not reasonably be expected to result in liability to Borrower in excess of $5,000,000 or (b) could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect:

(A) Borrower (1) is, and has been, in compliance with all applicable Environmental Laws; (2) holds all Environmental or Mining Permits (each of which is in full force and effect) required for its current operations (including all Environmental or Mining Permits required for the Mining Facilities or any active construction or expansion thereof); and (3) is, and has been, in compliance with its Environmental or Mining Permits;

(B) Borrower has no reason to expect that (1) any action or challenge would result in the preclusion of the issuance of, or the revocation or termination of, any of its Environmental or Mining Permits or (2) any Environmental or

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Mining Permits necessary for the Mining Facilities or any other reasonably foreseeable operations or expansions (including any renewals of existing Environmental or Mining Permits) will not be obtainable in the ordinary course of the applicable permitting processes;

(C) there has been no Hazardous Materials Activity by Borrower at, on, under, in, or about any Real Property now or formerly owned, leased or operated by Borrower or at any other location (including any location to which Hazardous Materials have been sent for re-use or recycling or for treatment, storage, or disposal) which could reasonably be expected to (1) give rise to liability of Borrower under any applicable Environmental Law or otherwise result in costs to Borrower, (2) interfere with Borrower’s operations or (3) impair the fair saleable value of any Real Property owned or leased by Borrower; provided however that, in the case of this clause (3), Borrower may have engaged in Hazardous Materials Activities typically engaged in by a reasonably prudent Person engaged in coal mining, processing and selling activities and that are in compliance with Environmental Law;

(D) there are no pending or, to the knowledge of Borrower, threatened Environmental or Mining Claims related to Borrower or the Sugar Camp Mine;

(E) Borrower has not received any written request for information, or been notified that it is a potentially responsible party under or relating to any Environmental Law;

(F) Borrower has not entered into or agreed to any consent decree, order, or settlement or other agreement, or is subject to any judgment, decree, or order or other agreement, in any judicial, administrative, arbitral, or other forum for dispute resolution, relating to compliance with or liability under any Environmental Law;

(G) Borrower has not assumed or retained, by contract or operation of law, any current liabilities of any kind, fixed or contingent, under any Environmental Law or with respect to any Hazardous Material;

(H) there are no Black Lung Liabilities pending, threatened against Borrower, nor have any Black Lung Liabilities been assumed by Borrower; and

(I) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not require any notification, registration, filing, reporting, disclosure, investigation, response, remediation or cleanup pursuant to any Environmental Law.

7.17.2 No Mining Accidents. There have not been any Mining Accidents with respect to the Mining Facilities that would reasonably be expected to (a) result in liability in excess of $5,000,000 or (b) have, either individually or in the aggregate, a Material Adverse Effect.

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7.17.3 No Violations. Borrower has not been (a) barred for a period of 30 or more consecutive days from receiving surface or underground Environmental or Mining Permits pursuant to the permit blockage provisions of the Surface Mining Control and Reclamation Act, 30 U.S.C. §§1201 et seq. and the regulations promulgated thereunder or pursuant to any other Environmental Law or (b) been subject to any injunction or closure order pursuant to any Mining Law or pursuant to any Environmental or Mining Permit.

7.17.4 Access to Administrative Agent. Borrower has provided Administrative Agent with access to all material records and files in the possession, custody or control of, or otherwise reasonably available to Borrower concerning compliance with or liability under Environmental Law, including those concerning any Hazardous Materials Activity at the Mining Facilities.

7.18 Solvency. Borrower is, and after giving effect to the transactions contemplated by the Credit Documents and the incurrence of all Indebtedness and obligations being incurred in connection therewith, will be Solvent.

7.19 Sufficiency of Rights. All easements, leasehold and other property interests, and all utility and other services, means of transportation, facilities, other materials and other rights that can reasonably be expected to be necessary for the construction, completion, operation and maintenance of the Sugar Camp Mine in accordance with Applicable Law and the Transaction Documents (including gas, electrical, water and sewage services and facilities) have been procured under the Mine Documents or are commercially available to the Sugar Camp Mine, and, to the extent appropriate, arrangements have been made on commercially reasonable terms for such easements, interests, services, means of transportation, facilities, materials and rights.

7.20 Governmental Approvals. No material Governmental Approval is or will be required in connection with (a) the due execution, delivery and performance by Borrower of the Credit Documents to which it is a party or (b) the consummation of the transactions contemplated hereunder by Borrower, other than (i) such as have been made or obtained and are in full force and effect, (ii) any Governmental Approvals that are not yet necessary for the business, operations, ownership and maintenance of the Sugar Camp Mine as currently conducted, and (iii) such as are required by securities, regulatory or Applicable Law in connection with an exercise of remedies.

7.21 Insurance. Borrower maintains with financially sound and reputable insurance companies insurance on all its Property of the type and in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business, and all applicable policies are in full force and effect and all premiums in respect thereof have been paid in full. Borrower (a) has not received notice from any insurer or

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agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance and (b) has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that could not reasonably be expected to have a Material Adverse Effect.

7.22 Foreign Assets Control Regulations. The use of the proceeds of the Term Loans by Borrower will not violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. No Credit Party (a) is or will become a Person or entity described by section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (12 C.F.R. 595), and no Credit Party engages in dealings or transactions with any such Persons or entities, or (b) is in violation of the USA PATRIOT Act.

7.23 Anti-Terrorism Laws. Neither Borrower nor any Affiliate of Borrower is in violation of any Anti-Terrorism Laws. The use of the proceeds of the Term Loans by Borrower will not violate any Anti-Terrorism Laws.

7.24 Use of Proceeds. Borrower has used the proceeds of all Advances in accordance with the terms and conditions of the Credit Documents.

SECTION 8. AFFIRMATIVE COVENANTS

Borrower covenants and agrees that, until the Discharge Date, Borrower shall:

8.1 Financial Statements. Furnish (or cause to be furnished) to Administrative Agent (for distribution to each Lender):

(i) as soon as available, but in any event within 120 days after the end of each fiscal year of the Credit Parties commencing with the fiscal year ending December 31, 2009, a copy of each of the consolidating (if requested) and consolidated audited (in the case of Guarantor and its Subsidiaries) or unaudited (in the case of Borrower) balance sheet of each Credit Party as at the end of such year and the related consolidating (if applicable) and consolidated audited (in the case of Guarantor and its Subsidiaries) or unaudited (in the case of Borrower) statements of income and of cash flows for such year, setting forth in each case in comparative form the figures as of the end of and for the previous year, in each case under this paragraph (i), reported on without a “going

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concern” or any successor qualification or exception thereto, or any material qualification arising out of the scope of the audit, by Ernst & Young LLP or other independent certified public accountants of nationally recognized standing; and

(ii) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of the Credit Parties, each of the consolidating (if requested) and consolidated unaudited balance sheet of each of Guarantor and its Subsidiaries and unaudited balance sheet of Borrower as at the end of such quarter and, in each case, the related consolidating (if requested) and consolidated (in the case of Guarantor and its Subsidiaries) unaudited statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures as of the end of and for the corresponding period in the previous year, certified by a Responsible Officer of such Credit Party as being fairly stated in all material respects (subject to normal year-end audit adjustments).

All financial statements delivered pursuant to paragraph (i) or (ii) above shall be complete and correct in all material respects and to be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

8.2 Certificates; Other Information; Notices. Furnish to Administrative Agent (for distribution to each Lender or, in the case of paragraph (vi) below, to the applicable Lender):

(i) concurrently with the delivery of any financial statements pursuant to Section 8.1, a certificate of a Financial Officer of Borrower certifying that (A) to the knowledge of such Financial Officer, no Event of Default or Default has occurred and is continuing or, if such Financial Officer has knowledge that an Event of Default or Default has occurred and is continuing, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto (other than litigation strategy and related documentation subject to attorney-client privilege), and (B) no material adverse change in the consolidated assets, liabilities, operations or financial condition of Borrower has occurred since the date of the immediately preceding financial statements provided to Administrative Agent and Hermes Agent or, if a material adverse change has occurred, the nature of such change;

(ii) no later than ten Business Days prior to the effectiveness thereof, copies of substantially final drafts of any proposed amendment, supplement, waiver or other modification with respect to any Organizational Document of any Credit Party;

(iii) (A) during the Construction Period, promptly upon effectiveness thereof, any modification to the Construction Budget and (B) during the Operating Period, promptly upon adoption thereof, a copy of the Annual Operating Budget with respect to the Sugar Camp Mine for each fiscal year (or portion thereof) occurring during the Operating Period;

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(iv) within 30 days following (A) the last day of each calendar quarter occurring during the Construction Period, a reasonably detailed summary of the development and construction of the Sugar Camp Mine for such calendar quarter, and (B) the last day of each calendar quarter occurring during the Operating Period, a reasonably detailed summary of the operations and production of the Sugar Camp Mine for such calendar quarter;

(v) promptly, such additional financial and other information as any Lender may from time to time reasonably request through Administrative Agent, including with respect to applicable “know your customer” and Anti-Terrorism Laws (including the USA Patriot Act);

(vi) promptly upon request by Administrative Agent, copies of (A) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed with the Internal Revenue Service with respect to a Plan, (B) the most recent actuarial valuation report for any Plan, (C) all notices received from a Multiemployer Plan sponsor or any governmental agency concerning an ERISA Event and (D) promptly upon request by Administrative Agent, such other documents or governmental reports or filings relating to any Plan or Multiemployer Plan as Administrative Agent shall reasonably request; and

(vii) promptly upon becoming aware thereof, notice of the following (together with a statement of a Responsible Officer of Borrower setting forth details of the occurrence referred to therein and stating what action Borrower proposes to take with respect thereto) (for distribution to each Lender):

(A) the occurrence of any Default or Event of Default;

(B) any default or event of default (or alleged default) under, or earlier termination of, any Equipment Supply Agreement;

(C) any litigation, investigation or proceeding which may exist at any time between Borrower and any Governmental Authority, that, if adversely determined, could reasonably be expected to have a Material Adverse Effect;

(D) any litigation or proceeding affecting Borrower (1) in which the amount involved is $5,000,000 or more and not covered by insurance, (2) in which injunctive or similar relief is sought or (3) which relates to any Transaction Document;

(E) any casualty, damage or loss to (1) the Equipment or (2) the Sugar Camp Mine (other than the Equipment), in each case, whether or not insured, through fire, theft, other hazard or casualty, or through any act or omission of Borrower, its employees, agents, contractors, consultants or representatives, or of any other Person, if such casualty, damage or loss, in the case of clause (2), affects Borrower or the Sugar Camp Mine in excess of $5,000,000 for any one such event or $10,000,000 in the aggregate in any policy period;

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(F) the occurrence of (1) any ERISA Event, (2) the adoption of any new Plan by Borrower or any ERISA Affiliate, (3) the adoption of an amendment to a Plan or (4) the commencement of contributions by Borrower or any ERISA Affiliate to a Plan or Multiemployer Plan, in each case, if such occurrence could reasonably be expected to result in a Material Adverse Effect; and

(G) any event that has had or could reasonably be expected to have a Material Adverse Effect.

8.3 Maintenance of Title and Existence. (a) Maintain good and valid title to all of its Properties (that are individually or in the aggregate material), subject only to General Permitted Liens and Equipment Permitted Liens and other than those Properties disposed of in accordance with this Agreement and the other Credit Documents, and (b) preserve, renew and keep in full force and effect its existence as a limited liability company and all material rights, privileges and franchises necessary in the normal conduct of its business.

8.4 Compliance with Law. (a) Take all reasonable action to maintain all rights, privileges and Governmental Approvals necessary in the normal conduct of its business and comply with all Applicable Law and (b) promptly take any and all actions necessary to (i) cure any violation of applicable Environmental Laws or Mining Laws that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000; (ii) make an appropriate response to any Environmental or Mining Claim against Borrower and discharge any obligations it may have to any Person thereunder where failure to do so could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000; (iii) comply, and use commercially reasonable efforts to cause all contractors, lessees and other Persons occupying any Real Property to comply, with all Environmental Laws, Mining Laws and Environmental or Mining Permits where the failure to do so could reasonably be expected to result in liability to Borrower in excess of $5,000,000; and (iv) obtain, maintain in full force and effect and renew all material Environmental or Mining Permits applicable to its operations and Real Property.

8.5 Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature (including all Taxes and amounts under each Equipment Supply Agreement), other than with respect to any such obligation the amount or validity of which is currently being contested in good faith by appropriate proceedings and for which reserves in conformity with GAAP have been provided on the books of Borrower.

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8.6 Maintenance of Property; Insurance. (a) Keep all Property and systems useful and necessary in its business in good working order and condition, ordinary wear and tear excepted, (b) cause the Sugar Camp Mine to be constructed, operated and maintained in compliance in all material respects with the Construction Budget (as modified from time to time) and the terms and provisions of all Environmental or Mining Permits and in accordance with Prudent Operating Practice and (c) maintain with financially sound and reputable insurance companies insurance on all its Property of the type and in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business, provided such insurance is available on commercially reasonable terms (and Borrower shall provide Administrative Agent with reasonable evidence of such insurance coverage from time to time and as requested by Administrative Agent).

8.7 Inspection of Property; Books and Records; Discussions. (a) Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and, in all material respects, all Applicable Law shall be made of all dealings and transactions in relation to its business and activities and (b) permit representatives of (i) Hermes and Administrative Agent to, at Borrower’s expense, visit and inspect any of its properties once a year and (ii) subject to the last sentence of this Section 8.7, any Lender and the Independent Engineer to visit and inspect any of its properties and examine and, at Borrower’s expense, make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss the business, operations, properties and financial and other condition of Borrower with officers and employees of Borrower and with its independent certified public accountants; provided that, if such visit and inspection occurs at a time when no Default or Event of Default has occurred and is continuing, such visit and inspection by Lenders shall be coordinated through Administrative Agent and shall be limited to (A) four visits and inspections during any consecutive 12-month period occurring in whole or in part during the Construction Period and (B) two visits and inspections during any consecutive 12-month period occurring in whole during the Operating Period (in each case, subject to compliance with Applicable Law and Borrower’s standard policies concerning mine safety).

8.8 Environmental Laws; Mining Laws. Deliver to Administrative Agent (for distribution to each Lender):

(i) as soon as practicable following receipt thereof, copies of all environmental or mining audits, investigations, analyses and reports of any kind or character, except for those required to be prepared in the normal course of mining operations, whether prepared by personnel of Borrower or by independent consultants, governmental authorities or any other Persons, with respect to significant environmental matters at any Property or with respect to any Environmental or Mining Claims if such matters or Environmental or Mining Claims could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000;

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(ii) promptly after the occurrence thereof, written notice describing in reasonable detail (A) any Release required to be reported to any Governmental Authority under any applicable Environmental Laws that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000, (B) any remedial action taken by Borrower or any other Person in response to (1) any Hazardous Materials Activities the existence of which has a reasonable possibility of resulting in one or more Environmental or Mining Claims that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000 or (2) any Environmental or Mining Claims that could reasonably be expected to result in liability of Borrower in excess of $5,000,000, and (C) any matter or occurrence that could reasonably be expected to result in an injunction or the issuance of any closure order pursuant to any Mining Law or pursuant to any Environmental or Mining Permit or otherwise related to the Mining Facilities;

(iii) as soon as practicable following the sending or receipt thereof by Borrower, a copy of any and all written communications with respect to (A) any Environmental or Mining Claims (including any citations and orders issued pursuant to any Mining Law) that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000, (B) any Release required to be reported to any Governmental Authority and that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000, and (C) any request for information from any Governmental Authority or other Person that suggests such Person is investigating whether Borrower may be potentially responsible for any Hazardous Materials Activity that could reasonably be expected to result in liability to the or otherwise related to the Mining Facilities in excess of $5,000,000;

(iv) prompt written notice describing in reasonable detail (A) any proposed acquisition of stock, assets, or property by Borrower that could reasonably be expected to (1) expose Borrower to, or result in, Environmental or Mining Claims that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000, or (2) affect the ability of Borrower to maintain in full force and effect all material Environmental or Mining Permits required for their respective operations, and (B) any proposed action to be taken by Borrower to modify current operations in a manner that could reasonably be expected to subject Borrower to any additional material obligations or requirements under any Environmental Laws or Mining Laws the cost of which would exceed $5,000,000; and

(v) with reasonable promptness, such other documents and information as from time to time may be reasonably requested by Administrative Agent in relation to any matters disclosed pursuant to this Section 8.8.

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8.9 Environmental or Mining Permits. Obtain, maintain in full force and effect and comply with all Environmental or Mining Permits required for the business and operations of Borrower as conducted, except to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

8.10 Equipment Supply Agreements; Liability Allocation Agreements. Maintain in full force and effect, preserve, protect and defend its rights under and take all commercially reasonable actions necessary to prevent termination or cancellation of, (a) each Equipment Supply Agreement, (b) the Huntington Liability Allocation Agreement and (c) any other Liability Allocation Agreement.

8.11 Further Assurances. Upon the request of an Agent, Borrower shall execute and deliver, or cause to be executed and delivered, all documents as shall be necessary or that such Agent shall reasonably request in connection with the rights and remedies of the Lender Parties under the Credit Documents and each Equipment Supplier Disbursement Certificate, and perform such other reasonable acts as may be necessary to carry out the intent of the Credit Documents and each Equipment Supplier Disbursement Certificate.

8.12 Separate Existence. (a) Maintain its own separate books and records and bank accounts, (b) at all times conduct its business solely in its own name in a manner not misleading to other Persons as to its identity (including through the use of separate stationary, signage and business cards), (c) file its own Tax returns as may be required under Applicable Law, and pay any Taxes required to be paid under Applicable Law, (d) not commingle its assets with assets of any other Persons and hold all of its assets in its own name, (e) comply in all material respects with all organizational formalities to maintain its separate existence, (f) maintain separate financial statements, showing its assets and liabilities separate and apart from those of any other Person and (g) correct any known misunderstanding regarding its separate identity and not identify itself as a division of any other Person.

8.13 Tax Treatment. Ensure that Borrower is and shall remain a Pass-Through Entity.

8.14 Use of Proceeds. Use the proceeds of (a) the Term Loans only for the purposes specified in Section 2.5 (it being understood that no Lender Party shall have any obligation to monitor Borrower’s use of the proceeds of the Term Loans) and (b) any loans under any Indirect Affiliate Indebtedness (including the Huntington Debt) the proceeds of which are received by Borrower only for the construction, development, operation, maintenance, ownership and related costs of the Mining Facilities.

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8.15 Delivery of Quarterly Updated Projections. Deliver the Quarterly Updated Projections, in form and substance reasonably satisfactory to Administrative Agent, on the last Business Day of each fiscal quarter.

8.16 Certification of Compliance with Financial Covenants. Within 30 days following the last day of each Semi-Annual Period commencing with the first full Semi-Annual period ending during the Operating Period, Borrower shall deliver a certificate of a Responsible Officer of Borrower certifying as to Borrower’s compliance with each financial covenant set forth in Section 9.14 (which certificate shall include reasonably detailed calculations with respect to the determination of the ratios set forth in Section 9.14).

8.17 Hermes-Requested Information. Upon request by Hermes Agent, promptly provide to Hermes Agent (and with a copy to Administrative Agent) all financial, technical and other information as Hermes Agent advises Borrower that Hermes has requested pursuant to the Hermes Export Credit Guarantee Documents.

SECTION 9. NEGATIVE COVENANTS

Borrower covenants and agrees that, until the Discharge Date, Borrower shall not:

9.1 Indebtedness. Create, incur, assume or suffer to exist any Indebtedness, unless after giving effect to such creation, incurrence, assumption or sufferance, Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14, (a) with respect to any such creation, incurrence, assumption or sufferance during the Construction Period, for the first two full Semi-Annual Periods occurring after the Commercial Operation Date, and (b) with respect to any such creation, incurrence, assumption or sufferance during the Operating Period, for the two Semi-Annual Periods ending on the following two Semi Annual Dates and shall deliver a Financial Covenant Compliance Certificate evidencing such compliance; provided however that Borrower may incur Indebtedness with an aggregate principal amount of up to $5,000,000 (individually in the case of such Indebtedness or series of related Indebtedness) or $25,000,000 (in the aggregate in the case of all such Indebtedness) and may also incur any Indebtedness set forth on Schedule 9.1, in each case, without submission of a Financial Covenant Compliance Certificate as described above.

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9.2 Liens. Create, incur, assume or suffer to exist any Lien upon (a) the Equipment, whether now owned or hereafter acquired, other than Equipment Permitted Liens, or (b) the Equipment Supply Agreements.

9.3 Fundamental Changes. (a) Enter into any merger, consolidation or amalgamation (other than any merger that (i) could not reasonably be expected to have a Material Adverse Effect, (ii) would not result in a Change of Control and (iii) would result in Borrower being the surviving Person), or (b) liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or dispose of all or substantially all of its Property or business.

9.4 Disposition of Property. Sell, transfer or otherwise dispose of (a) any Equipment, whether now owned or hereafter acquired, or (b) any of its other Property (including receivables and leasehold interests), whether now owned or hereafter acquired, unless, after giving effect to such disposition described in clause (b), Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14, (a) with respect to any such incurrence during the Construction Period, for the first two full Semi-Annual Periods occurring after the Commercial Operation Date, and (b) with respect to any such incurrence during the Operating Period, for the two Semi-Annual Periods ending on the following two Semi Annual Dates and shall deliver a Financial Covenant Compliance Certificate evidencing such compliance; provided however that Borrower may, without submission of a Financial Covenant Compliance Certificate as described above in this Section 9.4, (i) dispose of obsolete or worn out property in the ordinary course of business, (ii) sell inventory in the ordinary course of business (including forward coal sales in the ordinary course of business), (iii) enter into any sale-leaseback transaction (other than with respect to the Equipment) to the extent entered into in the ordinary course of business of Borrower and upon arm’s length terms, and (iv) during any calendar year, sell, transfer or otherwise dispose of up to $5,000,000 (individually or in a series of related transactions) of its Property (including receivables and leasehold interests but excluding the Equipment).

9.5 Restricted Payments. Make any Restricted Payment other than, solely during the Operating Period, Restricted Payments to Guarantor of excess cash after the payment of Debt Service and other amounts paid or payable by Borrower so long as, at the time of such Restricted Payment, Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14 for the following two Semi-Annual Periods and has delivered a Financial Covenant Compliance Certificate with respect to such time.

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9.6 Investments. Make any investments of funds (whether by purchase of stocks, bonds, notes or other securities, loan, extension of credit, advance or otherwise) other than (a) extensions of trade credit in the ordinary course of business, (b) Capital Expenditures and (c) ordinary course investments in cash equivalents.

9.7 Transactions with Affiliates. Enter into any transaction, including any purchase, sale, lease or exchange of Property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate unless such transaction is (a) otherwise not prohibited under this Agreement, (b) in the ordinary course of business of Borrower and (c) upon fair and reasonable terms no less favorable to Borrower than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate.

9.8 Lines of Business. Conduct any business or activities other than businesses and activities directly or indirectly relating to the ownership, development, construction, operation, maintenance and financing of the Sugar Camp Mine and business activities reasonably related thereto.

9.9 Fiscal Year, Name, Location and EIN. Change (a) Borrower’s name, federal employer identification number or the location of its principal place of business to any location within the United States without 30 days prior written notice to Administrative Agent and Hermes Agent or (b) Borrower’s principal place of business to any location outside of the United States.

9.10 No Subsidiaries or Joint Ventures. (a) Create, form or acquire any subsidiary without the prior written approval thereof by Administrative Agent; provided that, immediately upon any such creation, formation or acquisition, (i) the newly created, formed or acquired subsidiary shall enter into a guaranty of the Obligations, which guaranty shall (A) include applicable representations, warranties, covenants and other obligations similar to such provisions set forth in this Agreement and otherwise be in form and substance reasonably satisfactory to Administrative Agent and (B) shall, upon execution and delivery and thereafter, be deemed to constitute a Credit Document, and (ii) Borrower and Administrative Agent (on behalf of the Lenders) shall enter into such amendments and other modifications of this Agreement as are deemed by Administrative Agent to be necessary or appropriate in connection with such creation, formation or acquisition, or (b) enter into any partnership or joint venture.

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9.11 Modification of Certain Documents. Without the prior written consent of the Required Lenders (acting in consultation with the Independent Engineer, if necessary), amend, supplement, waive, cancel, terminate or otherwise modify (a) an Equipment Supply Agreement (including with respect to any modification of the payment schedule attached thereto), (b) any Organizational Document of Borrower or (c) any Liability Allocation Agreement.

9.12 ERISA. Maintain, sponsor or contribute to (or be required to maintain, sponsor or contribute to) any employee benefit plans subject to ERISA.

9.13 Regulations. Directly or indirectly apply any part of the proceeds of any Term Loan or other revenues to the purchasing or carrying of any Margin Stock.

9.14 Financial Covenants.

9.14.1 Debt Service Coverage Ratio. (a) As of the last day of each full Semi-Annual Period occurring during each time period specified below, not permit its Historical Debt Service Coverage Ratio or its Projected Debt Service Coverage Ratio to be less than the ratio set forth opposite such period below:

TIME PERIOD	MINIMUM HISTORICAL DEBT SERVICE COVERAGE RATIO AND PROJECTED DEBT SERVICE COVERAGE RATIO
Commercial Operation Date through December 31, 2014	2.00:1.00

June 30, 2015 through the Discharge Date	3.00:1.00

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9.14.2 Leverage Ratio. As of the last day of each full Semi-Annual Period occurring during each time period specified below, not permit its Historical Leverage Ratio or Projected Leverage Ratio to exceed the following ratios set forth opposite such time period below:

TIME PERIOD	MAXIMUM HISTORICAL LEVERAGE RATIO AND PROJECTED LEVERAGE RATIO
Commercial Operation Date through December 31, 2011	2.75:1.00

June 30, 2012 through December 31, 2016	2.50:1.00

June 30, 2017 through the Discharge Date	1.50:1.00

SECTION 10. EVENTS OF DEFAULT

10.1 Events of Default. The occurrence of any of the following events shall constitute an Event of Default hereunder:

10.1.1 Payment. (a) Borrower shall fail to pay any principal of or interest on any Term Loan within three Business Days after such principal or interest becomes due in accordance with the terms hereof or (b) Borrower shall fail to pay any other amount payable hereunder or under any other Credit Document within five Business Days after any such other amount becomes due in accordance with the terms hereof or thereof.

10.1.2 Representation or Warranty. Any representation or warranty made or deemed made by any Credit Party in any Credit Document or contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with any Credit Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made or furnished and the fact giving rise to such inaccuracy shall continue unremedied for a period of 30 days after the earlier of (a) knowledge thereof of Borrower and (b) receipt by Borrower of notice thereof from any Lender Party.

10.1.3 Covenants with No Cure Period. The applicable Credit Party shall default in the observance or performance of any agreement contained in (a) Section 8.2(vii)(A), 8.3(b) or 9 or (b) Sections 2.1.1, 4.3, 4.4, 4.5 and 4.6 of the Foresight Guaranty.

10.1.4 Covenants with Cure Period. Any Credit Party shall default in the observance or performance of any other agreement contained in any Credit Document (other than as provided in another Section of this Section 10.1), and such default shall continue unremedied for a period of 30 days after the earlier of (a) Borrower’s obtaining knowledge thereof and (b) receipt by Borrower of notice thereof from any Lender Party; provided that, if (i) such default cannot be cured within such 30 day period, (ii) such default is susceptible of cure within 90 days, (iii) the relevant Credit Parties are proceeding with diligence and in good faith to

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cure such default, (iv) the existence of such default has not had and could not reasonably be expected to have a Material Adverse Effect and (v) Administrative Agent shall have received a certificate of a Responsible Officer of Borrower to the effect of clauses (i) through (iv) above and stating what action the Credit Parties are taking to cure such default, then such 30 day cure period shall be extended to such date, not to exceed 90 days, as shall be necessary for the Credit Parties to diligently cure such default.

10.1.5 Other Indebtedness. Any Credit Party shall default beyond any applicable grace period in making any payment of any principal of or interest on any Indebtedness (other than the Term Loans) or in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity, provided however that it shall not be an Event of Default if any such default or condition occurs with respect to (a) an ARS Loan or (b) any Indebtedness with an aggregate principal amount of, in the case of Borrower, $5,000,000 or less, or, in the case of Guarantor, $25,000,000 or less, in each case, on the due date with respect thereto.

10.1.6 Equipment Supply Agreement.

(A) Borrower Breach. Borrower shall be in breach in any material respect of, or in default in any material respect under, an Equipment Supply Agreement and such breach or default shall continue unremedied for the lesser of (1) a period of ten Business Days from the time Borrower obtains knowledge thereof and (2) such period of time under such Equipment Supply Agreement which Borrower has available to it in which to remedy such breach or default.

(B) Equipment Supplier Breach. Equipment Supplier shall be in breach of, or in default under, an Equipment Supply Agreement and such breach or default (1) has had, or could reasonably be expected to have, a Material Adverse Effect and (2) shall continue unremedied for the lesser of (x) a period of ten Business Days from the time Borrower obtains knowledge thereof and (y) such period of time under such Equipment Supply Agreement which Borrower has available to it in which to remedy such breach or default.

(C) Termination. (1) An Equipment Supply Agreement shall terminate or shall be declared null and void (except upon fulfillment of such party’s obligations thereunder or the scheduled expiration of the term of such Equipment Supply Agreement), or (2) any provision in such Equipment Supply Agreement shall for any reason cease to be valid and binding on any party thereto (other than Borrower), other than, in the case of clause (2) above, (x) any such failure to be valid and binding that could not reasonably be expected to have a Material Adverse Effect or (y) to the extent that such provision is restored or replaced by a replacement provision in form and substance reasonably acceptable to Administrative Agent within a ten-day period thereafter.

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10.1.7 Bankruptcy. (a) Any Credit Party shall commence any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or such Credit Party shall make a general assignment for the benefit of its creditors; or (b) there shall be commenced against any Credit Party any case, proceeding or other action of a nature referred to in clause (a) above that (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged and unbonded for a period of 60 days; or (c) there shall be commenced against any Credit Party any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (d) any Credit Party shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (a), (b), or (c) above; or (e) any Credit Party shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due.

10.1.8 ERISA. (a) One or more ERISA Events shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect, or (b) any fact or circumstance shall exist that could reasonably be expected to result in the imposition of a Lien or security interest under Section 430(k) of the Code or under Section 303(k) of ERISA or a violation of Section 436 of the Code that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

10.1.9 Judgments. One or more judgments or decrees shall be entered against Borrower involving a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $5,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

10.1.10 Abandonment of Sugar Camp Mine. (a) The construction or operation, as the case may be, of the Sugar Camp Mine shall have been abandoned for a period of at least 30 consecutive days or (b) any material portion of Borrower’s property is damaged, seized or appropriated without applicable insurance proceeds (subject to the underlying deductible) or fair value being paid therefor; provided that, with respect to clause (a) above, an event of force majeure and maintenance and repairs to the Sugar Camp Mine (whether or not scheduled) shall not constitute abandonment of the Sugar Camp Mine, so long as Borrower is diligently attempting to end such suspension or unavailability.

10.1.11 Credit Documents. Any Credit Document or Equipment Supplier Disbursement Certificate shall cease, for any reason, to be in full force and effect or any Credit Party or any Affiliate of any Credit Party shall so assert.

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10.1.12 Liability Allocation Agreements.

(A) Breach. Any party to a Liability Allocation Agreement shall be in breach of, or in default under, such Liability Allocation Agreement and such breach or default (1) has had, or could reasonably be expected to have, a Material Adverse Effect and (2) shall continue unremedied for the lesser of (x) a period of ten Business Days from the time Borrower obtains knowledge thereof and (y) such period of time under such Liability Allocation Agreement which Borrower has available to it in which to remedy such breach or default.

(B) Termination. (1) A Liability Allocation Agreement shall terminate or shall be declared null and void (other than any termination in connection with a full discharge of all obligations of Borrower under the related Indirect Affiliate Indebtedness), or (2) any provision in a Liability Allocation Agreement shall for any reason cease to be valid and binding on any party thereto (other than Borrower), other than, in the case of clause (2) above, (x) any such failure to be valid and binding that could not reasonably be expected to have a Material Adverse Effect or (y) to the extent that such provision is restored or replaced by a replacement provision in form and substance reasonably acceptable to Administrative Agent within a ten-day period thereafter.

10.1.13 Change of Control. Any Change of Control shall occur.

10.2 Remedies. Upon the occurrence and during the continuation of an Event of Default, and at any time thereafter during the continuation of such Event of Default:

(i) (A) if such event is an Event of Default specified in Section 10.1.7 with respect to Borrower, automatically the Commitments of each Lender shall immediately terminate and the Term Loans hereunder (with accrued interest thereon) and all other amounts owing under the Credit Documents shall immediately become due and payable without presentment, demand, protest or any other notice of any kind, and (B) if such event is any other Event of Default, with the consent of the Required Lenders, Administrative Agent may, or upon the request of Hermes Agent (acting at the instruction of Hermes) or the Required Lenders, Administrative Agent shall, by notice to Borrower, (1) declare the Commitments of each Lender to be terminated forthwith, whereupon the Commitments shall immediately terminate and (2) declare the Term Loans hereunder (with accrued interest thereon) and all other amounts owing under the Credit Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable;

(ii) Hermes Agent (acting at the instruction of Hermes) or the Required Lenders may direct Administrative Agent to exercise the rights and remedies under the Credit Documents in accordance with the terms of thereof; and

(iii) without any obligation to do so, make disbursements or Term Loans to or on behalf of any Credit Party to cure any Event of Default hereunder and to cure any

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default and render any performance under the Equipment Supply Agreements as the Required Lenders in their sole discretion may consider necessary or appropriate, for any reason, and all sums so expended, together with interest on such total amount at the rate provided in Section 3.1.3, shall be repaid by Borrower to Administrative Agent on demand and shall be secured by the Credit Documents.

SECTION 11. AGENTS

11.1 Appointment. In connection with the transactions contemplated herein and in the other Finance Documents, each Lender hereby appoints (a) Calyon New York Branch to act as Administrative Agent and (b) CALYON Deutschland Niederlassung einer französischen Societé Anonyme to act as Hermes Agent, and authorizes each such Agent to exercise such rights, powers, authorities and discretions as are specifically delegated to such Agent by the terms of this Agreement and the other Finance Documents, together with all such rights, powers, authorities and discretions as are reasonably incidental thereto. By its signature below, (i) Calyon New York Branch (and any successor thereto pursuant to Section 11.7) accepts such appointment as Administrative Agent and (ii) CALYON Deutschland Niederlassung einer französischen Societé Anonyme (and any successor thereto pursuant to Section 11.7) accepts such appointment as Hermes Agent.

11.2 Duties and Responsibilities. No Agent shall have any fiduciary duties or responsibilities except those expressly set out in this Agreement or in the other Finance Documents to which such Agent is a party. Notwithstanding anything to the contrary contained in any Finance Document, no Agent shall be required to take any action which is contrary to Applicable Law. An Agent may execute any of its duties under this Agreement and the other Finance Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. No Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

11.3 Exculpatory Provisions. Neither an Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Finance Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted solely and proximately from its or such Person’s own gross negligence or willful misconduct) or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Credit Party or any officer thereof contained in this Agreement or any other Finance Document or in any certificate, report, statement or other document referred to or provided for in, or received by such Agent under or in connection with, this Agreement or any other Finance Document or for the value, validity,

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effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Finance Document or for any failure of any Credit Party to perform its obligations hereunder or thereunder. No Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Finance Document, or to inspect the properties, books or records of any Credit Party.

11.4 Reliance by Agents. Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Credit Parties), independent accountants and other experts selected by such Agent. Each Agent may deem and treat the payee of any Term Note as the owner thereof for all purposes unless such Term Note shall have been transferred in accordance with Section 12.7 and all actions required by such Section in connection with such transfer shall have been taken. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Finance Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Finance Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Term Loans.

11.5 Indemnification. The Lenders agree to indemnify each Agent in its capacity as such (to the extent not reimbursed by Borrower and without limiting the obligation of Borrower to do so), ratably according to their respective Proportionate Shares in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Term Loans shall have been paid in full, ratably in accordance with such Proportionate Shares immediately prior to such date), for, and to save each Agent harmless from and against, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (including at any time following the payment of the Term Loans) be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Finance Documents, or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or

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disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted solely and proximately from an Agent’s gross negligence or willful misconduct. The agreements in this Section shall survive the payment of the Term Loans and all other amounts payable hereunder.

11.6 Each Agent in its Individual Capacity. Each Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Credit Party as though such Agent were not an Agent. With respect to its Term Loans made or renewed by it, each Agent shall have the same rights and powers under this Agreement and the other Finance Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

11.7 Successor Agent. An Agent may resign as such upon 10 days’ notice to the Lenders and Borrower. If an Agent shall resign as such under this Agreement and the other Finance Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default shall have occurred and be continuing) be subject to approval by Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the applicable Agent, and the term “Administrative Agent” or “Hermes Agent”, as the case may be, means such successor agent effective upon such appointment and approval, and the former Administrative Agent’s or Hermes Agent’s, as the case may be, rights, powers and duties as such shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. If no successor Agent has accepted appointment by the date that is 10 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of such Agent hereunder until such time, if any, as the Required Lenders appoint a successor Agent as provided for above. After any retiring Agent’s resignation, the provisions of this Section 11.7 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was an Agent under this Agreement and the other Finance Documents.

11.8 Withholding. To the extent required by any Applicable Law, Administrative Agent may withhold from any payment to any Lender Party an amount equivalent to any applicable withholding Tax. If the Internal Revenue Service or any other Taxing Authority of the United States or other jurisdiction asserts a claim that Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender Party (because the appropriate form was not delivered, was not properly executed, or because such Lender Party failed to notify Administrative Agent of a change in circumstances which rendered the exemption from, or reduction of, withholding Tax ineffective, or for any other reason), or Administrative Agent has paid over to the Internal Revenue Service or other Governmental Authority applicable withholding Tax relating to a payment to a Lender but no deduction has been made from such

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payment, such Lender Party shall indemnify and hold Administrative Agent harmless for all amounts paid, directly or indirectly, by Administrative Agent, as Tax or otherwise, including penalties and interest, and including any Taxes imposed by any jurisdiction on the amounts payable to Administrative Agent under this Section 11.8, together with all costs and expenses (including attorneys fees and expenses). The obligation of the Lender Parties under this Section 11.8 shall survive the payment of all Obligations and the resignation or replacement of Administrative Agent.

11.9 Notice of Default. No Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless such Agent shall have received notice from a Lender or Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that an Agent shall receive such a notice, such Agent shall give notice thereof to the Lenders. An Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement); provided that, unless and until such Agent shall have received such directions, such Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

11.10 Hermes Export Credit Guarantee Documents.

11.10.1 Actions. Unless otherwise instructed in writing by the Required Lenders, Hermes Agent (at the direction of the Required Lenders) shall, by written notice to Hermes, issue demand notices and otherwise make claims for payment under the Hermes Export Credit Guarantee Documents if it is entitled to do so at such time pursuant thereto and shall exercise any and all rights and remedies available under the Hermes Export Credit Guarantee Documents in accordance with the provisions of this Section 11.

11.10.2 Compliance.

11.10.3 Each Lender hereby (a) acknowledges that it will review the Hermes Export Credit Guarantee Documents promptly following the issuance thereof and will be familiar with the terms thereof and (b) agrees that it will cooperate with Hermes Agent and will itself take such actions and/or refrain from taking such actions as may be reasonably necessary to ensure (i) compliance with the terms of the Hermes Export Credit Guarantee Documents and (ii) the continuing validity of the Hermes Export Credit Guarantee Documents and the ability to make claims thereunder.

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SECTION 12. MISCELLANEOUS

12.1 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received (provided that any notice of Default or Event of Default provided by any Lender Party to Borrower shall be deemed given or made when dispatched by such Lender Party), addressed (a) in the case of Borrower and Agents, as follows, and (b) in the case of the Lenders, as set forth in an administrative questionnaire delivered to Administrative Agent or, in the case of a Lender that becomes a party to this Agreement pursuant to an Assignment and Acceptance, in such Assignment and Acceptance, or (c) in the case of any party, to such other address as such party may hereafter notify to the other parties hereto:

Borrower:	Sugar Camp Energy, LLC
3801 PGA Boulevard, Suite 903
Palm Beach Gardens, FL 33410
Attention: Mr. Donald Holcomb
Facsimile: (561) 626-4938

With a copy to:	Bailey & Glasser LLP
209 Capitol Street
Charleston, WV 25301
Attention: Brian A. Glasser, Esq.
Facsimile: (304) 342-1110

Administrative Agent:	Calyon New York Branch,
as Administrative Agent
Structured Finance Agency Group
1301 Avenue of the Americas
New York, New York 10019
Attention: Ted Vandermel

Hermes Agent:	CALYON Deutschland Niederlassung einer französischen Societé Anonyme, as Hermes Agent
Taunusanlage 14 60325 Frankfurt am Main, Federal Republic of Germany
Attention: Jörg Redeker/Michael Rieskamp
Facsimile: + 49 69 74221 201

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12.2 Borrower’s Obligations Absolute. The obligation of Borrower to make payments hereunder and to observe and perform all of its other obligations under this Agreement are (subject to the terms of this Agreement) unconditional and irrevocable obligations of Borrower and accordingly shall not be conditional on performance by any Lender Party of any obligations save such as may be specified in this Agreement as required to be performed in order to give rise to a relevant obligation of Borrower thereunder. For certainty, Borrower’s obligations under this Agreement shall not be conditional upon, or in any way related to, performance by Equipment Supplier under the Equipment Supply Agreements.

12.3 Voting.

12.3.1 Voting and Non-Voting Lenders. Subject to Section 12.3.2, in each instance that Administrative Agent, Hermes Agent or the Lenders is or are required to cast a vote with respect to any consent, waiver, approval, determination, direction or other action in accordance with the Credit Documents and an Equipment Supplier Disbursement Certificate, a vote shall be taken among the Lenders within the period of time specified by Administrative Agent; provided however that no Non-Voting Lender shall be entitled to participate in any vote under this Agreement with respect to any Commitment or any Term Loan held by such Person. Each Lender shall promptly notify Administrative Agent in writing in the event that it is or becomes a Non-Voting Lender. The number of votes allocated to each Lender will be calculated based on its Proportionate Share.

12.3.2 Hermes-Directed Votes. In the event that Hermes Agent determines, in its sole discretion, that Hermes has requested, advised, instructed or required any Lender Party to vote in a certain manner or in favor of a certain result with respect to any consent, waiver, approval, determination, direction or other action or to otherwise take or refrain from taking any action relating to the Credit Documents or an Equipment Supplier Disbursement Certificate, Hermes Agent shall promptly notify each other applicable Lender Party of such determination, and each such Lender Party shall, for all purposes hereunder and notwithstanding anything herein to the contrary (other than the proviso to this Section 12.3.2), be deemed as of the date indicated in such notification, to have cast its vote in such manner or in favor of such result, or to have otherwise consented to such action or inaction, and to have instructed Hermes Agent accordingly; provided however that such deemed vote, consent or instruction may be superseded by any actual vote, consent or instruction of all Lenders, and such superseding action of the Lenders shall take precedence over any such deemed action. Each Lender acknowledges that any such superseding action may cause the revocation or termination of the Hermes Export Credit Guarantee Documents and the loss of any and all cover and other benefits thereunder. For certainty, the indemnity of Section 11.5 shall apply to any action or inaction of Hermes Agent taken in connection with any such superseding vote, consent or instruction of the Lenders, except to the extent caused by the gross negligence or willful misconduct of Hermes Agent, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

12.3.3 Determination of Voting Percentages. The percentage of Lenders consenting to, approving, waiving or providing direction with respect to a decision shall be calculated as a fraction (expressed as a percentage) (a) the numerator of which shall be the number of votes cast in favor of the proposed consent, approval, waiver, direction or other action and (b) the denominator of which shall be the total number of votes entitled to be cast with respect to such matter. In the event any Lender does not cast its votes within the period of time

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specified by Administrative Agent, the vote of such Lender shall be excluded from both the numerator and denominator of the fraction described in the preceding sentence. Any Lender that does not cast its vote hereby, or is deemed to have cast its vote pursuant to Section 12.3.2, waives any and all rights it may have to object to or seek relief from the decision of the Lenders voting, or deemed to be voting, with respect to such issue and agrees to be bound by such decision. Nothing contained in this Section 12.3.3 shall preclude any Lender from participating in any re-voting or further voting relating to such matter (including pursuant to the proviso to Section 12.3.2).

12.4 Amendments or Waivers.

12.4.1 No Deemed Waiver. No failure or delay of any Lender, Administrative Agent or Hermes Agent in exercising any right or power hereunder or under any other Finance Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce any such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Lenders, Administrative Agent and Hermes Agent under the Finance Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Finance Document or consent to any departure by Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 12.4.2, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on Borrower in any case shall entitle Borrower to any other or further notice or demand in similar or other circumstances.

12.4.2 Consent of Certain Lenders. Neither this Agreement nor any other Finance Document nor any provision hereof or thereof may be waived, amended or modified except (a) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by Borrower and the Required Lenders and (b) in the case of any other Finance Document, pursuant to an agreement or agreements in writing entered into by each party thereto and consented to by the Required Lenders (except where the provisions of any Finance Document expressly provide otherwise); provided that no such agreement shall:

(A) decrease or forgive the principal amount of, or extend the final maturity of, or decrease the rate of interest (other than with respect to default interest) on, any Term Loan without the prior written consent of each Lender directly affected thereby;

(B) extend or waive any date for payment of principal of any Term Loan (including the Maturity Date) or reduce the amount due on any such date without the prior written consent of each Lender adversely affected thereby;

(C) amend or modify the provisions of Section 3.3, 3.4, 3.12 or 3.13 in a manner that would by its terms alter the pro rata sharing of payments required thereby, without the prior written consent of each Lender adversely affected thereby;

(D) amend or modify the provisions of this Section 12.4 or the definition of the terms “Required Lenders”, “Lenders” or any other provision hereof specifying the

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number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender adversely affected thereby;

(E) release the Foresight Guaranty or the Hermes Export Credit Guarantee Documents prior to the Discharge Date without the prior written consent of each Lender (unless otherwise permitted pursuant to the Credit Documents); or

(F) amend, modify or otherwise affect the rights or duties of Administrative Agent or Hermes Agent hereunder without the prior written consent of Administrative Agent or Hermes Agent, respectively, acting as such at the effective date of such agreement.

Each Lender shall be bound by any waiver, amendment or modification authorized by this Section and any consent by any Lender pursuant to this Section shall bind any assignee of such Lender.

12.4.3 Hermes Export Credit Guarantee Documents. If at any time any Lender Party or Borrower becomes aware of any circumstances that could reasonably be expected to result in the loss of cover under the Hermes Export Credit Guarantee Documents, either in whole or in part, such Person shall immediately inform Hermes Agent thereof, and Borrower and Hermes Agent shall consult and negotiate with each other to find a mutually acceptable solution which best addresses the effect of such circumstances, including modifying or deleting the relevant provision or otherwise amending this Agreement; provided that this Section 12.4.3 shall not in any way limit the rights and remedies of the Lender Parties under this Agreement upon a Hermes Export Credit Guarantee Document failing to remain in full force and effect.

12.4.4 Certain Permitted Modifications. Notwithstanding the other provisions of this Section 12.4, Borrower and Administrative Agent and/or Hermes Agent may (but shall have no obligation to) amend or supplement the Credit Documents or an Equipment Supplier Disbursement Certificate without the consent of any Lender for the purpose of (a) curing any ambiguity, defect or inconsistency and (b) making any change that would provide any additional rights or benefits to the Lenders.

12.5 Survival of Agreement. All covenants, agreements, representations and warranties made by Borrower in this Agreement and the other Credit Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement (including each Equipment Supplier Disbursement Certificate) or any other Credit Document shall be considered to have been relied upon by the Lenders and shall survive the making by the Lenders of the Term Loans, the execution and delivery of the Credit Documents, regardless of any investigation made by such Persons or on their behalf, and all obligations of Borrower under this Agreement shall continue in full force and effect until the Discharge Date.

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12.6 Entire Agreement. This Agreement, including any agreement, document or instrument attached hereto or referred to herein, integrates all the terms and conditions mentioned herein or incidental hereto and supersedes all oral negotiations and prior agreements and understandings of the parties hereto in respect to the subject matter hereof.

12.7 Successors and Assigns.

12.7.1 Binding Effect. This Agreement shall become effective when it shall have been executed by Borrower and the Agents and when Administrative Agent shall have received copies hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of Borrower, each Lender Party and their respective successors and permitted assigns, except that (a) Borrower may not assign or otherwise transfer any of its rights or obligations hereunder or under any other Credit Document without the prior written consent of each Lender (which consent shall not be unreasonably withheld or delayed) and Hermes Agent (acting at the instruction of Hermes), and any attempted assignment or transfer by Borrower without such consent shall be null and void, and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in Section 12.7.3 and, to the extent expressly contemplated hereby, the Related Parties of each of the Lender Parties) and Indemnitees (with respect to Section 12.8.2)) any legal or equitable right, remedy or claim under or by reason of this Agreement.

12.7.2 Assignments.

(A) Subject to the conditions set forth in paragraph (B) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Term Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of Borrower and Hermes Agent (acting at the instruction of Hermes); provided that no consent of Borrower shall be required (1) for any assignment of any Term Loan to an Eligible Assignee (other than an Approved Fund that invests primarily in distressed assets) or (2) if an Event of Default has occurred and is continuing.

(B) Assignments shall be subject to each of the following additional conditions:

(1)	except in the case of an assignment to an Eligible Assignee or an assignment of the entire remaining amount of the assigning Lender’s Term Loans, the amount of the Term Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to Administrative Agent) shall not be less than $7,500,000, unless Borrower and Administrative Agent otherwise consent; provided that no such consent of Borrower shall be required if an Event of Default has occurred and is continuing;

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(2)	each partial assignment of Term Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement; and

(3)	the parties to each assignment shall execute and deliver to Administrative Agent an Assignment and Acceptance.

(C) Subject to acceptance and recording thereof pursuant to paragraph (D) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender hereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.6, 3.7, 3.8 and 12.10 subject to the obligation of such Lender therein). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 12.7.3.

(D) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder) and any written consent to such assignment required by paragraph (B)(1) of this Section, Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(E) An assignee shall not be entitled to receive any greater payment under Sections 3.6, 3.7 or 3.8 than the applicable Lender would have been entitled to receive with respect to the interest assigned to such assignee. An assignee shall not be entitled to the benefits of Section 3.8 to the extent such assignee fails to comply with Section 3.8.4 or 3.8.5, as applicable.

12.7.3 Participations.

(A) Any Lender may, without the consent of Borrower or Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of the Term Loans owing to it); provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (c) Borrower and the Lender Parties shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any

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agreement or instrument (oral or written) pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Credit Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Credit Documents; provided that (i) such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 12.3.1 or paragraphs (A), (B), (C), (D) or (E) of the proviso to Section 12.4.2 that affects such Participant and (B) no other agreement (oral or written) with respect to such Participant may exist between such Lender and such Participant. Subject to paragraph (B) of this Section, Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.6, 3.7 or 3.8 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 12.7.2. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 2.9 as though it were a Lender, provided such Participant agrees to be subject to Section 3.13 as though it were a Lender.

(B) A Participant shall not be entitled to receive any greater payment under Section 3.6, 3.7 or 3.8 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with Borrower’s prior written consent (which shall not be unreasonably withheld). A Participant shall not be entitled to the benefits of Section 3.8 to the extent such Participant fails to comply with Section 3.8.4 or 3.8.5, as applicable, as though it were a Lender.

(C) Each Lender that sells a participation shall maintain a register on which it enters the name and address of each Participant and the principal amounts of each Participant’s interest in the Term Loans (or other rights or obligations) held by it (the “Participant Register”). The entries in the Participant Register shall be conclusive, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such Term Loan (or other right or obligation) hereunder as the owner thereof for all purposes of this Agreement notwithstanding any notice to the contrary. Any such Participant Register shall be available for inspection by an Agent at any reasonable time and from time to time upon reasonable prior notice.

12.7.4 Pledge. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

12.8 Expenses; Indemnification.

12.8.1 Expenses. Borrower agrees to pay all reasonable and documented out-of-pocket expenses incurred by the Agents in connection with the preparation of this Agreement and the other Credit Documents and each Equipment Supplier Disbursement Certificate, or by

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the Agents in connection with the administration of this Agreement (including expenses incurred in connection with due diligence) or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby contemplated shall be consummated) or incurred by any Lender Party in connection with the enforcement or protection of their rights in connection with this Agreement and the other Credit Documents and the Equipment Supplier Disbursement Certificates, in connection with the Term Loans made hereunder, including the reasonable fees, charges and disbursements of (a) Latham & Watkins LLP (counsel for Administrative Agent, Hermes Agent and the Lenders) and (b) to the extent consistent with the internal policies of any Lender, a single legal counsel to each such Lender, reasonable fees, charges and disbursements of the Independent Consultants (pursuant to agreements reasonably acceptable to Borrower, provided that no such acceptance shall be required at any time an Event of Default shall have occurred and be continuing) and, in connection with any such enforcement or protection, the reasonable fees, charges and disbursements of any other counsel for any Lender Party (but no more than one such counsel for each Lender).

12.8.2 Indemnification. Borrower agrees to indemnify each Lender Party and each of their respective directors, trustees, officers, employees, affiliates, investment advisors and agents (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable and documented counsel fees, charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (a) the execution or delivery of this Agreement or any other Credit Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto and thereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereunder and the other transactions contemplated hereby, (b) the use of the proceeds of the Term Loans or (c) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto (other than claims solely as between the Lender Parties); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses result primarily from the bad faith, gross negligence or willful misconduct of such Indemnitee, as determined by the final judgment of a court of competent jurisdiction. Subject to and without limiting the generality of the foregoing sentence, Borrower agrees to indemnify each Indemnitee against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable and documented counsel or consultant fees, charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) any Environmental or Mining Claim to the extent related in any way to Borrower, or (ii) any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on or from the Mining Facilities; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses result from the bad faith, gross negligence or willful misconduct of such Indemnitee or any of its Related Parties, as determined by the final judgment of a court of competent jurisdiction. The provisions of this Section shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Credit Document, or any investigation made by or on behalf of any Lender Party. All amounts due under this

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Section shall be payable within 30 days at the written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested.

12.8.3 No Consequential Damages. No Indemnitee shall be liable for, and Borrower hereby agrees not to assert any claim against any Indemnitee, on any theory of liability, for consequential, incidental, indirect, punitive or special damages arising out of or otherwise relating to the Credit Documents, any of the transactions contemplated in the Credit Documents or the actual or proposed use of the proceeds of the Term Loans.

12.8.4 Taxes Excepted. This Section 12.8 shall not apply to Taxes.

12.9 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under Applicable Law (collectively, the “Charges”), as provided for herein, any Credit Document or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with Applicable Law, the rate of interest payable hereunder or any other Credit Document, together with all Charges payable to such Lender, shall be limited to the Maximum Rate, provided that such excess amount shall be paid to such Lender on subsequent payment dates to the extent not exceeding the legal limitation.

12.10 Reinstatement. This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of Borrower’s obligations hereunder, or any part thereof, is, pursuant to Applicable Law, rescinded or reduced in amount, or must otherwise be restored or returned by Administrative Agent, Hermes Agent or any of the Lenders. In the event that any payment or any part thereof is so rescinded, reduced, restored or returned, such obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

12.11 Confidentiality. Each of each Lender Party agrees that it shall maintain in confidence any information relating to any Credit Party and any other Affiliate of Borrower provided to it by or on behalf of a Credit Party or any other Affiliate of Borrower (other than information that (a) has become generally available to the public other than as a result of a disclosure by such party, (b) has been independently developed by such Lender Party without violating this Section or (c) was available to such Lender Party from a third party having, to such Person’s knowledge, no obligations of confidentiality to any Credit Party or any other Affiliate of Borrower) and shall not reveal the same other than to its Related Parties with a need to know or to any Person that approves or administers the Term Loans on behalf of such Lender (so long as each such Person shall have

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been instructed to keep the same confidential in accordance with this Section), except (i) to the extent necessary to comply with law or any legal process or the requirements of any Governmental Authority, the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (ii) as part of normal reporting or review procedures to Governmental Authorities or the National Association of Insurance Commissioners, (iii) to its parent companies, Affiliates or auditors (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section), (iv) in order to enforce its rights under any Credit Document in a legal proceeding, (v) to any prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such Person shall agree to keep the same confidential in accordance with this Section), (vi) to Hermes and its directors, officers, employees, agents and advisors in connection with the Hermes Export Credit Guarantee Documents and (vii) to Equipment Supplier and its directors, officers, employees, agents and advisors as is deemed reasonably necessary to facilitate Equipment Supplier’s ability to deliver the documents required to be delivered by Equipment Supplier under the Credit Documents and each Equipment Supplier Disbursement Certificate. In addition, the parties hereto acknowledge and agree that Hermes may, on or following the Execution Date, publicly disclose that the closing of the transactions contemplated herein has occurred and the identity of the parties involved in such transactions.

12.12 Communications. Borrower hereby agrees that it will use all reasonable efforts to provide to Administrative Agent and Hermes Agent all information, documents and other materials that it is obligated to furnish to Administrative Agent and Hermes Agent pursuant to this Agreement and any other Credit Document, including all notices, requests, financial statements, financial and other reports, certificates and other information materials (but excluding any such communication that (a) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (b) provides notice of any Default or Event of Default under this Agreement or (c) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement) by transmitting such communications in a format reasonably acceptable to Administrative Agent and Hermes Agent at the respective addresses referenced Section 12.1. Nothing in this Section shall prejudice the right of any Lender Party or Borrower to give any notice or other communication pursuant to this Agreement or any other Credit Document in any other manner specified in this Agreement or any other Credit Document.

12.13 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

12.14 Submission To Jurisdiction; Waivers. Borrower hereby irrevocably and unconditionally:

(i) submits for itself and its Property in any legal action or proceeding

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relating to the Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York located in the County of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

(ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Borrower, as the case may be at its address set forth in Section 12.1 or at such other address of which Administrative Agent shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

12.15 WAIVERS OF JURY TRIAL. BORROWER AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

12.16 USA PATRIOT Act. The Lenders subject to the USA PATRIOT Act hereby notify Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow each Lender to identify Borrower in accordance with the USA PATRIOT Act.

12.17 Information and Reporting. The parties hereto acknowledge and consent to Hermes Agent providing any information in connection with this Agreement and the other Transaction Documents to Hermes and other authorities and institutions as Hermes Agent considers necessary. The parties hereto acknowledge and consent to each Lender fulfilling its obligations to report all cross-border payments in accordance with §59 et. seq./69 et. seq. Aussenwirtschaftsverordnung (AWV) to the relevant German authorities. The parties hereto acknowledge and consent to each Lender fulfilling its obligations to make the necessary reports required of it by §14 Kreditwesengesetz (Millionenkredite) on its own.

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12.18 Third-Party Beneficiaries. This Agreement is for the benefit solely of the parties hereto and their respective successors and permitted assigns, and nothing herein shall give any other Person any benefit or any legal or equitable right or remedy under this Agreement, other than as set forth in Section 12.7.1. For certainty, Equipment Supplier shall not be a third party beneficiary of, or be entitled to enforce, any provision of this Agreement (including Section 2.3.2) or any other Credit Document.

12.19 Right of Subrogation by Hermes. Borrower hereby acknowledges the right of Hermes to exercise any rights that it may now have or hereafter acquire against Borrower or any other Credit Party that arise from the existence, payment, performance or enforcement of Hermes’ obligations under the Hermes Export Credit Guarantee Documents, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of any Lender Party against any Credit Party, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any Credit Party, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, until the Discharge Date. If Hermes shall make a payment to any Lender Party of all or any part of the Obligations, such Lender Party shall (if requested by Hermes or Hermes Agent) execute and deliver to Hermes appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to Hermes of an interest in the Obligations resulting from such payment made by Hermes pursuant to the Hermes Export Credit Guarantee Documents.

12.20 Headings. Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

12.21 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

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12.22 Counterparts. This Agreement may be executed in one or more duplicate counterparts and when signed by all of the parties shall constitute a single binding agreement. Delivery of an executed counterpart to this Agreement by facsimile transmission or electronic transmission (e.g., “.pdf”) shall be as effective as delivery of a manually signed original.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and acknowledged by their respective officers or representatives hereunto duly authorized, as of the date first above written.

SUGAR CAMP ENERGY LLC,
as Borrower

By:	Foresight Management LLC,
in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name: Donald R. Holcomb
Title: Authorized Party

CALYON NEW YORK BRANCH,
as Administrative Agent

By:	/s/ Nina S. Eshoo
Name:	Nina S. Eshoo
Title:	Managing Director

By:	/s/ Deborah Kross
Name:	Deborah Kross
Title:	Managing Director

CALYON DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Hermes Agent

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

CALYON DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Lender

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

Exhibit 10.5

FIRST AMENDMENT TO CREDIT AGREEMENT

This FIRST AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of February 5, 2010 (the “Effective Date”), by and among Sugar Camp Energy, LLC, as borrower (“Borrower”), the undersigned Lender, Calyon New York Branch, as Administrative Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), and Calyon Deutschland Niederlassung Einer Französischen Societé Anonyme, in its capacity as Hermes Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”). This Amendment is made under that certain Credit Agreement, dated as of January 5, 2010 (prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement, and the interpretive provisions set forth in Section 1.2 of the Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, the sizing of (a) the Hermes Guarantee Fee Loan Cap set forth in the Credit Agreement was based upon an estimate of the Hermes Guarantee Fees as of the Execution Date and (b) the Eligible Interest Loan Cap set forth in the Credit Agreement was determined based upon an estimation of the Fixed Interest Rate as of the Execution Date; and

WHEREAS, each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent intend to amend (a) the Hermes Guarantee Fee Loan Cap set forth in the Credit Agreement to reflect the amount of Hermes Guarantee Fees set forth in the Hermes Preliminary Invoice, as received by Hermes Agent, plus an additional portion of Hermes Guarantee Fees paid by and reimbursable to the Equipment Supplier, and (b) the Eligible Interest Loan Cap set forth in the Credit Agreement to reflect the projected amount of Eligible Interest During Construction based upon the actual Fixed Interest Rate (as set forth in the Fixed Interest Rate Agreement).

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS. Subject to the satisfaction of the conditions set forth in Section 2, each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	the fourth recital in the Credit Agreement is hereby restated in its entirety as follows:

“WHEREAS, Borrower has requested the Lenders to establish such a credit facility in an aggregate principal amount up to $95,500,000.00 (as the same may be reduced from time to time pursuant to Section 2.2, the “Facility Amount”) in its favor to finance or reimburse Borrower for its payments in respect of certain designated costs related to the Equipment comprising (a) up to 85% of the German Contract Price Eligible Portion, which amount is equal to $60,366,393.84 (the “German Contract Price Loan Cap”), (b) up to 85% of the Non-German Contract Price Eligible Portion, which amount is equal to $23,079,475.24 (the “Non-German Contract Price Loan Cap”), (c) up to 100% of $4,539,379.00 (the “Hermes Guarantee Fee Loan Cap”), which constitutes the Hermes Guarantee Fees that are eligible for coverage under the Hermes Export Credit Guarantee Documents, and (d) up to 100% of $7,514,751.92 (the “Eligible Interest Loan Cap”), which constitutes Eligible Interest During Construction that is eligible for coverage under the Hermes Export Credit Guarantee Documents (items (a), (b), (c) and (d) above, collectively, the “Eligible Costs”);”; and

(b)	Schedule 2.1 to the Credit Agreement is hereby restated in its entirety as set forth on Schedule 1 attached to this Amendment.

2. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective as of the Effective Date only upon satisfaction of the following conditions precedent:

(a)	the due execution and delivery of a counterpart signature page to this Amendment by each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent; and

(b)	the representations and warranties set forth in Section 3 shall be true and correct in all material respects (except that the representation and warranty set forth in Section 3(g) shall be true and correct in all respects).

3. REPRESENTATIONS AND WARRANTIES. Borrower hereby represents and warrants that, as of the Effective Date:

(a)	Borrower has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Credit Agreement as amended by this Amendment (the “Amended Agreement”) and the other Finance Documents;

(b)	the execution and delivery of this Amendment and the performance of the Amended Agreement and the other Credit Documents have been duly authorized by all necessary action on the part of Borrower and Guarantor;

(c)	the execution and delivery by Borrower of this Amendment and the performance by Borrower and Guarantor of the Amended Agreement and the other Credit Documents do not and will not violate any Applicable Law or any Contractual Obligation of Borrower or Guarantor and will not result in, or require, the creation or imposition of any Lien on any of Borrower’s or Guarantor’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d)	this Amendment has been duly executed and delivered by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

(f)	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

(g)	the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

4. CONTINUING EFFECT; NO WAIVER. All of the terms and provisions of the Credit Agreement and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default, other than as expressly set forth herein. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the Effective Date, all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Agreement (as the same may be further amended, supplemented or modified from time to time).

5. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

6. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

7. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

SUGAR CAMP ENERGY, LLC,
as Borrower

By:	Foresight Management LLC, in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

CALYON NEW YORK BRANCH,
as Administrative Agent

By:	/s/ Robert G. Colvin
Name:	Robert G. Colvin
Title:	Managing Director

By:	/s/ Peter Manis
Name:	Peter Manis
Title:	Managing Director

CALYON DEUTSCHLAND NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIETÉ ANONYME,
as Hermes Agent

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

CALYON DEUTSCHLAND NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIETÉ ANONYME,
as Lender

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

Exhibit 10.6

SECOND AMENDMENT TO CREDIT AGREEMENT AND

FIRST AMENDMENT TO FORESIGHT GUARANTY

(SUGAR CAMP ENERGY, LLC)

This SECOND AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO FORESIGHT GUARANTY (this “Amendment”) is entered into as of August 4, 2010 (the “Execution Date”), by and among Sugar Camp Energy, LLC, as borrower (“Borrower”), Foresight Reserves, LP, as guarantor (“Guarantor”), the undersigned Lender, Crédit Agricole Corporate and Investment Bank, as Administrative Agent (formerly known as Calyon New York Branch, and, in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, in its capacity as Hermes Agent (formerly known as CALYON Deutschland Niederlassung einer französischen Societé Anonyme, and, in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”). This Amendment is made under (a) that certain Credit Agreement, dated as of January 5, 2010 (amended by the First Amendment to Credit Agreement dated as of February 5, 2010 but prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent and (b) that certain Foresight Guaranty, dated as of February 5, 2010 (prior to giving effect to this Amendment, the “Foresight Guaranty”), by Guarantor in favor of Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement, and the interpretive provisions set forth in Section 1.2 of the Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, Foresight Energy, LLC (“Foresight Energy”), a wholly-owned Subsidiary of Guarantor and indirect parent of Borrower, wishes to incur on or around August, 2010 Indebtedness pursuant to (a) an unsecured bond issuance in an aggregate principal amount up to $400,000,000, which Indebtedness is intended to be guarantied by, among others, Borrower, and (b) a revolving credit facility in an aggregate principal amount up to $300,000,000, which Indebtedness is intended to be guarantied by, among others, Borrower and secured by, among other assets, a Lien on Borrower’s Property (excluding the Equipment, the Equipment Supply Agreements and certain related assets); and

WHEREAS, each of Borrower and Foresight Reserves has requested that the Lenders, Administrative Agent and Hermes Agent agree to amend (a) the Credit Agreement to expressly provide, for certainty, that, so long as certain conditions are satisfied, (i) the guaranties and grant of a Lien by Borrower described in the immediately preceding recital are permitted under the relevant provisions of the Credit Agreement, and (ii) the principal amount of the guaranties described in the immediately preceding recital shall not be taken into account in the calculation of the Historical Leverage Ratio or the Projected Leverage Ratio and (b) the Foresight Guaranty to restate certain of the ratios set forth in the financial covenants contained therein in order to accommodate the incurrence by Foresight Energy and certain of its Subsidiaries of the Indebtedness described in the immediately preceding recital; and

WHEREAS, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent are willing to amend each of the Credit Agreement and the Foresight Guaranty as provided herein subject to the terms and conditions herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS TO CREDIT AGREEMENT. Subject to the satisfaction of the conditions set forth in Section 3(b), each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	Section 1.1 of the Credit Agreement is hereby amended as follows:

(i) the following definitions are hereby added to Section 1.1 in proper alphabetical sequence:

(A)	““Collateral Agent” means the Person to be appointed “Collateral Agent” by Administrative Agent pursuant to the Security Agreement when executed.”;

(B)	““Foresight Energy Bonds” means Indebtedness anticipated to be incurred on or around August 12, 2010 by Foresight Energy, LLC in an aggregate principal amount not exceeding $400,000,000 under an unsecured bond issuance with Citi, Merrill Lynch, Morgan Stanley, UBS Investment Bank and Crédit Agricole CIB acting as Joint Book-Running Managers, and any full or partial refinancings thereof in an aggregate principal amount not to exceed $400,000,000; provided that (a) the full amount of the obligations of Foresight Energy LLC thereunder shall be at all times jointly and severally guarantied by each of Borrower, Hillsboro Energy LLC, Macoupin Energy LLC and Williamson Energy, LLC and (b) each of such entity’s respective obligations under such guaranties shall be subject to the limitation that the amount thereof will not exceed an amount necessary so as to avoid rendering such entity insolvent.”;

(C)

““Foresight Energy Secured Revolver” means Indebtedness incurred or to be incurred by Foresight Energy LLC on or around August 12, 2010 in an aggregate principal amount not exceeding $300,000,000 under a secured revolving credit facility with Citibank, N.A., as Administrative Agent, and any full or partial refinancings thereof in an aggregate principal amount not to exceed $300,000,000; provided that (a) the full amount of the obligations of Foresight Energy LLC thereunder shall be at all

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times jointly and severally guarantied by each of Borrower, Hillsboro Energy LLC, Macoupin Energy LLC and Williamson Energy, LLC, together with pledges of each of their respective assets (excluding the Equipment, the Equipment Supply Agreements and certain related assets specified or to be specified in the Security Agreement and certain similar assets of Hillsboro Energy LLC), and (b) each of such entity’s respective obligations under such guaranties shall be subject to the limitation that the amount thereof will not exceed an amount necessary so as to avoid rendering such entity insolvent”; and

(D)	““Security Agreement” means the Security Agreement to be entered into by Borrower in favor of Collateral Agent and agreed by Administrative Agent in accordance with this Agreement, in form and substance satisfactory to Collateral Agent, Administrative Agent and Hermes Agent.”;

(ii)	the definition of “Agent” is hereby restated in its entirety as follows:

““Agent” means Administrative Agent, Hermes Agent or, from and after the effectiveness of its appointment under the Security Agreement, Collateral Agent, or all of them, as the case may be.”;

(iii) The definition of “Credit Documents” is hereby amended by adding the words “the Security Agreement,” immediately following the words “the Equity Contribution Agreement,”;

(iv) the definition of “Debt Service” is hereby amended by deleting the proviso at the end of such definition and replacing it with the following proviso:

“provided that, for certainty, the term “Debt Service” shall not be construed to include any of the amounts described above to the extent arising under Indebtedness of Borrower incurred pursuant to and in accordance with Section 9.1(b).”;

(v) the definition of “Equipment Permitted Liens” is hereby amended as follows:

(A)	by deleting the word “and” at the end of clause (b) thereof;

(B)	by replacing the period at the end of clause (c) thereof with a semi-colon; and

(C)	by adding the words “in any case, only to the extent incurred by operation of law (and not by contract)” at the end of each of clauses (a), (b) and (c) thereof;

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(D)	by adding the following clause (d) immediately following clause (c) thereof:

“(d)	from and after the execution and delivery of the Security Agreement in accordance herewith, the security interest in the collateral described therein (including the Equipment, the Equipment Supply Agreements and, in each case, proceeds thereof) granted to Collateral Agent (for the benefit of the Lender Parties) pursuant to the Security Agreement.”;

(vi) the definition of “Financial Compliance Certificate” is hereby restated in its entirety as follows:

“Financial Covenant Compliance Certificate” means a certificate of a Responsible Officer of Borrower or Guarantor, as applicable, certifying that, as of the applicable date, Borrower or Guarantor, as applicable, would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14 of this Agreement or Section 4.5 of the Foresight Guaranty for the Semi-Annual Periods required under Section 9.1(a) or (b), as applicable, which certificate shall include reasonably detailed calculations with respect to the determination of the ratios described in Section 9.14 of this Agreement or Section 4.5 of the Foresight Guaranty, as applicable.”;

(v)	the definition of “General Permitted Liens” is hereby amended as follows:

(A)	by deleting the word “and” at the end of clause (d) thereof;

(B)	by replacing the period at the end of clause (e) thereof with a semi-colon;

(C)	by adding the words “in any case, only to the extent incurred by operation of law (and not by contract)” at the end of each of clauses (a), (b), (c) and (e) thereof; and

(D)	by adding the words “the Equipment Supply Agreements and, in each case, proceeds thereof” immediately following the first occurrence of “other than the Equipment” in clause (d) thereof;

(E)	by adding the following clauses (f) and (g) immediately following clause (e) thereof:

“(f)	without duplication of any of the foregoing clauses, Liens on Property of Borrower (other than the collateral described

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or to be described in the Security Agreement (including the Equipment, the Equipment Supply Agreements and, in each case, proceeds thereof)) securing the Foresight Energy Secured Revolver; and

(g)	from and after the execution and delivery of the Security Agreement in accordance herewith, the security interest in the collateral described or to be described therein (including the Equipment, the Equipment Supply Agreements and, in each case, proceeds thereof) granted to Collateral Agent (for the benefit of the Lender Parties) pursuant to the Security Agreement.”;

(vi) the definition of “Historical Leverage Ratio” is hereby amended by deleting the proviso contained in the parenthetical in clause (a) thereof and replacing it with the following proviso:

“provided that, for certainty, except for purposes of determining whether or not any Indebtedness would be permitted to be incurred under Section 9.1(a), the term “outstanding Indebtedness for borrowed money of Borrower” in this clause (a) shall not be construed to include any Indebtedness incurred pursuant to and in accordance with Section 9.1(b)”;

(vii) the definition of “Indirect Affiliate Indebtedness” is hereby deleted in its entirety;

(viii) the definition of “Liability Allocation Agreement” is hereby deleted in its entirety;

(ix) the definition of “Projected Leverage Ratio” is hereby amended by deleting the proviso contained in the parenthetical in clause (a) thereof and replacing it with the following proviso:

“provided that, for certainty, except for purposes of determining whether or not any Indebtedness would be permitted to be incurred under Section 9.1(a), the term “outstanding Indebtedness for borrowed money of Borrower” in this clause (a) shall not be construed to include any Indebtedness incurred pursuant to and in accordance with Section 9.1(b)”; and

(x) the definition of “Transaction Documents” is hereby amended by adding the word “and” between the words “Documents” and “Equipment” in the first line thereof and deleting the words “and each Liability Allocation Agreement” in the second line thereof;

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(b)	Section 7 of the Credit Agreement is hereby amended by adding a new Section 7.25 as follows:

“7.25	Collateral. As of each Disbursement Date from and after the execution and delivery of the Security Agreement, (a) the Security Agreement is effective to create, in favor of Collateral Agent, legally valid and enforceable security interests in such right, title and interest Borrower shall from time to time have in all personal property included in the collateral described in the Security Agreement, (b) such security interests are subject to no Liens other than General Permitted Liens or Equipment Permitted Liens, as applicable, (c) except to the extent that any filing or recording is required for perfection, all such action as is necessary has been taken to establish and perfect Collateral Agent’s rights in and to the collateral granted pursuant to the Security Agreement, and (d) Borrower has authorized the filings and recordings by the Lender Parties required for the perfection of the security interests described above by filing or recording.”;

(c)	Section 8.10 of the Credit Agreement is hereby amended by (i) deleting the words “Liability Allocation Agreements” in the Section heading thereof, (ii) deleting the “, (a)” in the third line thereof, (iii) deleting the “,” following the words “Equipment Supply Agreements” and (iv) deleting clauses (b) and (c) thereof in their entirety.

(d)	Section 8.14 of the Credit Agreement is hereby amended by (i) deleting “(a)” in the first line thereof and (ii) deleting “and (b) any loans under any Indirect Affiliate Indebtedness (including the Huntington Debt) the proceeds of which are received by Borrower only for the construction, development, operation, maintenance, ownership and related costs of the Mining Facilities” at the end thereof;

(e)	Section 8 of the Credit Agreement is hereby amended by adding a new Section 8.18 immediately following Section 8.17 thereof as follows:

“8.18 Security Agreement; Collateral Further Assurances. No later than 45 days following the earlier of the issuance of the Foresight Energy Bonds and the closing of the Foresight Energy Revolver, Borrower shall enter into the Security Agreement with Collateral Agent and Administrative Agent pursuant to which Borrower shall grant a security interest in the collateral described therein (including the Equipment, the Equipment Supply Agreements and, in each case, proceeds thereof) to Collateral Agent (for the benefit of the Lender Parties). At the time of such entry and from time to time thereafter, Borrower shall (a) execute and deliver any amendments to this Agreement and the other Credit Documents and any additional related documents, in each case, determined to be reasonably necessary or advisable by any Agent in connection with the grant of the security interest and the appointment of Collateral Agent pursuant to the Security Agreement, (b) execute, acknowledge, record, register, deliver and/or file all such notices, statements, instruments and other documents (including any UCC financing statement or continuation statement or certificate of title) relating to the

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security interest granted pursuant to the Security Agreement, and (c) take such other steps, including the delivery of a legal opinion with respect to the Security Agreement and the security interests granted thereunder, in form and substance satisfactory to Administrative Agent, as may be reasonably necessary or advisable to render fully valid and enforceable under all applicable laws the rights, Liens and priorities of the Lender Parties with respect to all collateral granted pursuant to the Security Agreement, in the case of each of clauses (a), (b) and (c), in such form and at such times as shall be reasonably satisfactory to the Agents, and pay all reasonable fees and expenses (including reasonable attorneys’ fees) incident to compliance with this Section.”;

(f)	Section 9.1 of the Credit Agreement is hereby restated in its entirety as follows:

“9.1 Indebtedness.

(a)	Create, incur, assume or suffer to exist any Indebtedness (other than the Foresight Energy Bonds or the Foresight Energy Revolver), unless after giving effect to such creation, incurrence, assumption or sufferance, Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14, (i) with respect to any such creation, incurrence, assumption or sufferance during the Construction Period, for the first two full Semi-Annual Periods occurring after the Commercial Operation Date (assuming at the time of such calculation that the Commercial Operation Date will occur on a day between and including July 1, 2011 and December 31, 2011), and (ii) with respect to any such creation, incurrence, assumption or sufferance during the Operating Period, for the two Semi-Annual Periods ending on the following two Semi Annual Dates, and Borrower shall have delivered a Financial Covenant Compliance Certificate evidencing such compliance; provided however that Borrower may incur Indebtedness with an aggregate principal amount of up to $5,000,000 (individually in the case of such Indebtedness or series of related Indebtedness) or $25,000,000 (in the aggregate in the case of all such Indebtedness) without submission of a Financial Covenant Compliance Certificate as described above; or

(b)	Create, incur, assume or suffer to exist any guaranty by Borrower of the Foresight Energy Bonds or the Foresight Energy Revolver, unless after giving effect to such creation, incurrence, assumption or sufferance, Guarantor would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 4.5 of the Foresight Guaranty for the two Semi-Annual Periods ending on the following two Semi Annual Dates, and Borrower shall have caused Guarantor to deliver a Financial Covenant Compliance Certificate evidencing such compliance.”;

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(g)	Section 9.11 of the Credit Agreement is hereby amended by (i) deleting “,” after the word “thereto)” and replacing it with the word “and” and (ii) deleting clause (c) thereof in its entirety;

(h)	the text of Section 10.1.12 of the Credit Agreement is hereby deleted in its entirety and replaced with the following: “[RESERVED]”;

(i)	Section 10 of the Credit Agreement is hereby amended by adding a new Section 10.1.14 immediately following Section 10.1.13 thereof as follows:

“10.1.14 Lien. At any time following the execution and delivery of the Security Agreement, the security interest in the collateral purported to be created by the Security Agreement shall fail or cease to be, or shall be asserted in writing by Borrower not to be, a valid and perfected first-priority security interest (subject only to General Permitted Liens or Equipment Permitted Liens, as applicable) in assets covered thereby.”; and

(j)	Section 11.1 of the Credit Agreement is hereby amended by adding the following sentence at the end of such Section:

“Administrative Agent shall, on behalf of the Lenders and Hermes Agent (which Lenders and Hermes Agent hereby authorize Administrative Agent to), appoint a Person to act as Collateral Agent under the Security Agreement, and such Person, upon such appointment, shall be an express third party beneficiary of, and shall be entitled to rely upon and enforce the provisions of, this Agreement that are applicable to such Person in its capacity as Collateral Agent.”; and

(k)	Schedule 9.1 to the Credit Agreement (and the reference thereto in the Table of Contents thereof) is hereby deleted in its entirety.

2. AMENDMENTS TO FORESIGHT GUARANTY. Subject to the satisfaction of the conditions set forth in Section 3(b), each of Foresight Reserves, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	the table set forth in Section 4.5.1 of the Foresight Guaranty is hereby restated in its entirety as follows:

PERIOD	MAXIMUM CONSOLIDATED TOTAL DEBT TO CONSOLIDATED ADJUSTED EBITDA RATIO
Closing Date through June 30, 2010	5.75:1.00
July 1, 2010 through September 30, 2010	6.25:1.00
October 1, 2010 through December 31, 2010	6.25:1.00
January 1, 2011 through March 31, 2011	5.50:1:00
April 1, 2011 through December 31, 2011	5.50:1.00
January 1, 2012 through March 31, 2012	4.00:1.00
April 1, 2012 through December 31, 2012	3.50:1.00
January 1, 2013 through the Discharge Date	2.00:1.00

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; and

(b)	the table set forth in Section 4.5.2 of the Foresight Guaranty shall be restated in its entirety as follows:

PERIOD	MAXIMUM CONSOLIDATED TOTAL DEBT TO SHAREHOLDERS’ EQUITY RATIO
Closing Date through December 31, 2010	5.50:1.00
January 1, 2011 through June 30, 2011	5.00:1.00
July 1, 2011 through December 31, 2011	4.50:1.00
January 1, 2012 through March 31, 2012	3.50:1.00
April 1, 2012 through June 30, 2012	3.00:1.00
July 1, 2012 through December 31, 2012	2.50:1.00
January 1, 2013 through the Discharge Date	2.00:1.00

3. CONDITIONS PRECEDENT TO EXECUTION AND EFFECTIVENESS.

(a) Execution Date. Each party’s respective signature page to this Amendment shall be released by such party only upon satisfaction of the following conditions precedent:

(i)	the due execution and delivery of a counterpart signature page (A) to this Amendment by each of Borrower, Guarantor, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent, and (B) that certain Fee Letter, dated the Execution Date (the “Fee Letter”), between Borrower and Guarantor, on the one hand, and Administrative Agent and Lender, on the other hand, by each of Borrower, Guarantor, Administrative Agent and Lender;

(ii)	each of Administrative Agent and Lender shall have received (i) the respective fees payable to it on the Execution Date pursuant to the Fee Letter and (ii) all other fees and other amounts due and payable on or prior to the Execution Date, including reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by Borrower hereunder or under any other Credit Document; and

(iii)	the representations and warranties set forth in Section 4 shall be true and correct in all material respects as of the Execution Date (except that the representation and warranty set forth in Sections 4(g)(i) and (ii) shall be true and correct in all respects).

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(b) Effective Date. This Amendment shall become effective as of the Effective Date only upon satisfaction of the following conditions precedent:

(i)	each of the conditions set forth in Section 3(a) shall have been satisfied;

(ii)	each of Administrative Agent and Lender shall have received (A) the respective fees payable to it on the Effective Date pursuant to the Fee Letter and (B) all other fees and other amounts due and payable on or prior to the Effective Date, including reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by Borrower hereunder or under any other Credit Document;

(iii)	(A) the Foresight Energy Bonds and the Foresight Energy Revolver by Foresight Energy and the guaranties thereof by Borrower shall have been incurred and (B) the Huntington Debt shall have been repaid in full and all agreements in respect thereof (including the Huntington Liability Allocation Agreements) and Liens granted in connection therewith shall have been terminated and be of no further force or effect; and

(iv)	the representations and warranties set forth in Section 4 shall be true and correct in all material respects as of the Effective Date (except that the representation and warranty set forth in Sections 4(g)(i) and (ii) shall be true and correct in all respects).

4. REPRESENTATIONS AND WARRANTIES. Each of Borrower and Guarantor hereby represents and warrants that, as of each of the Execution Date and the Effective Date:

(a)	such Person has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, in the case of Borrower, the Credit Agreement as amended by this Amendment (the “Amended Credit Agreement”), and, in the case of Guarantor, the Foresight Guaranty as amended by this Amendment (the “Amended Foresight Guaranty”), and, in each case, the other Credit Documents to which it is a party;

(b)	the execution and delivery of this Amendment by such Person and the performance of Borrower under the Amended Credit Agreement and Guarantor under the Amended Foresight Guaranty, and, in each case, the other Credit Documents to which such Person is a party have been duly authorized by all necessary action on the part of such Person;

(c)

the execution and delivery by such Person of this Amendment and the performance of Borrower under the Amended Credit Agreement and Guarantor under the Amended Foresight Guaranty and, in each case, the other Credit Documents to which such Person is a party do not and will not violate any Applicable Law or any Contractual Obligation of such Person and will not result

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in, or require, the creation or imposition of any Lien on any of such Person’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d)	this Amendment has been duly executed and delivered by such Person and constitutes a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

(f)	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

(g)	(i) in the case of Borrower, the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date), and (ii) in the case of Guarantor, the representations and warranties set forth in Section 3 of the Foresight Guaranty are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

5. CONTINUING EFFECT; NO WAIVER; REFERENCES. All of the terms and provisions of the Credit Agreement, the Foresight Guaranty and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default, other than as expressly set forth herein. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the Effective Date, (i) all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Credit Agreement (as the same may be further amended, supplemented or modified from time to time) and (ii) all references to the “Foresight Guaranty” contained in the Finance Documents shall be deemed to refer to the Amended Foresight Guaranty (as the same may be further amended, supplemented or modified from time to time).

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6. EFFECTIVE DATE. Unless the parties to this Agreement shall have otherwise agreed in writing, if the Effective Date shall not have occurred on or before October 31, 2010, this Amendment shall automatically, and without any action of any party to this Amendment, terminate and be of no further force and effect, and no amendment to the Credit Agreement or the Foresight Guaranty described herein shall be construed to have been effective with respect to the Credit Agreement or the Foresight Guaranty, respectively.

7. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

8. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

9. WAIVER OF JURY TRIAL. BORROWER, GUARANTOR AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

10. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

SUGAR CAMP ENERGY, LLC,
as Borrower

By:	Foresight Management LLC, in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

FORESIGHT RESERVES, LP, as Guarantor

By:	Insight Resource LLC, in its capacity as General Partner

By:	Cline Resource and Development Company in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

SECOND AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO FORESIGHT

GUARANTY (SUGAR CAMP ENERGY, LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Administrative Agent

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

SECOND AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO FORESIGHT

GUARANTY (SUGAR CAMP ENERGY, LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Lender

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

SECOND AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO FORESIGHT

GUARANTY (SUGAR CAMP ENERGY, LLC)

Exhibit 10.7

THIRD AMENDMENT TO CREDIT AGREEMENT

(SUGAR CAMP ENERGY, LLC)

This THIRD AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of September 24, 2010 by and among Sugar Camp Energy, LLC, as borrower (“Borrower”), the undersigned Lender, Crédit Agricole Corporate and Investment Bank, as Administrative Agent (formerly known as Calyon New York Branch, and, in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, in its capacity as Hermes Agent (formerly known as CALYON Deutschland Niederlassung einer französischen Societé Anonyme, and, in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”). This Amendment is made under that certain Credit Agreement, dated as of January 5, 2010 (as amended by the First Amendment to Credit Agreement dated as of February 5, 2010 and the Second Amendment to Credit Agreement dated as of August 4, 2010 but prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement, and the interpretive provisions set forth in Section 1.2 of the Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, Borrower has requested that the Lenders, Administrative Agent and Hermes Agent agree to amend the Credit Agreement to provide an additional period of time for Borrower to enter into the Security Agreement and satisfy the other requirements of Section 8.18 of the Credit Agreement; and

WHEREAS, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent are willing to amend the Credit Agreement as provided herein subject to the terms and conditions herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS TO CREDIT AGREEMENT. Each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent hereby agrees that Section 8.18 of the Credit Agreement is hereby amended by replacing the words “No later than 45 days following the earlier of the issuance of the Foresight Energy Bonds and the closing of the Foresight Energy Revolver,” in the first line thereof with the words “No later than October 15, 2010,”.

2. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective as of the date hereof only upon satisfaction of the following conditions precedent:

(a)	the due execution and delivery of a counterpart signature page to this Amendment by each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent; and

(b)	the representations and warranties set forth in Section 3 shall be true and correct in all material respects (except that the representation and warranty set forth in Section 3(g) shall be true and correct in all respects).

3. REPRESENTATIONS AND WARRANTIES. Borrower hereby represents and warrants that, as of date hereof:

(a)	Borrower has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Credit Agreement as amended by this Amendment (the “Amended Agreement”) and the other Finance Documents;

(b)	the execution and delivery of this Amendment and the performance of the Amended Agreement and the other Credit Documents have been duly authorized by all necessary action on the part of Borrower;

(c)	the execution and delivery by Borrower of this Amendment and the performance by Borrower of the Amended Agreement and the other Credit Documents do not and will not violate any Applicable Law or any Contractual Obligation of Borrower and will not result in, or require, the creation or imposition of any Lien on any of Borrower’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d)	this Amendment has been duly executed and delivered by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

(f)	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

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(g)	the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

4. CONTINUING EFFECT; NO WAIVER. All of the terms and provisions of the Credit Agreement and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default, other than as expressly set forth herein. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the date hereof, all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Agreement (as the same may be further amended, supplemented or modified from time to time).

5. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

6. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

7. WAIVER OF JURY TRIAL. BORROWER AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

8. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

SUGAR CAMP ENERGY, LLC,
as Borrower

By:	Foresight Management LLC, in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

SUGAR CAMP THIRD AMENDMENT

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

SUGAR CAMP THIRD AMENDMENT

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Lender

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

SUGAR CAMP THIRD AMENDMENT

Exhibit 10.8

FOURTH AMENDMENT TO CREDIT AGREEMENT

(SUGAR CAMP ENERGY, LLC)

This FOURTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of May 27, 2010 by and among SUGAR CAMP ENERGY, LLC, as borrower (“Borrower”), THE UNDERSIGNED LENDER, CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as Administrative Agent (formerly known as Calyon New York Branch, and, in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, in its capacity as Hermes Agent (formerly known as CALYON Deutschland Niederlassung einer französischen Societé Anonyme, and, in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”), and, solely for purposes of the agreement and acknowledgement set forth in Section 4, FORESIGHT RESERVES, LP (“Foresight Reserves”). This Amendment is made under that certain Credit Agreement, dated as of January 5, 2010 (as amended by the First Amendment to Credit Agreement dated as of February 5, 2010, the Second Amendment to Credit Agreement dated as of August 4, 2010 and the Third Amendment to Credit Agreement dated as of September 24, 2010, but prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement as amended by this Amendment (the “Amended Credit Agreement”), and the interpretive provisions set forth in Section 1.2 of the Amended Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, Borrower has requested that the Lenders, Administrative Agent and Hermes Agent agree to amend the Credit Agreement as set forth herein in order to give effect to the concurrent replacement of (a) the guaranty provided by Foresight Reserves on the Closing Date (the “Replaced Foresight Guaranty”) with a guaranty provided by Foresight Energy, LLC (“Foresight Energy”), the direct parent of Borrower as of the Effective Date, substantially in the form attached as Exhibit A (the “Foresight Guaranty”), and (b) the equity contribution agreement entered into on the Closing Date under which Foresight Reserves is the contributor (the “Replaced Equity Contribution Agreement”) with an equity contribution agreement under which Foresight Energy is the contributor, substantially in the form attached hereto as Exhibit B (the “Equity Contribution Agreement”); and

WHEREAS, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent are willing to amend the Credit Agreement as provided herein subject to the terms and conditions herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS TO CREDIT AGREEMENT. Subject to the satisfaction of the conditions set forth in Section 2, each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	The sixth recital of the Credit Agreement is amended and restated as follows:

“Foresight Energy, LLC (“Guarantor”), the direct owner of 100% of the Capital Stock of Borrower as of the Fourth Amendment Effective Date, has agreed to guarantee the payment and performance of the Obligations of Borrower.”

(b)	Section 1.1 of the Credit Agreement is hereby amended as follows:

(i)	the following definitions therein are hereby amended and restated as follows:

(A)	““Equity Contribution Agreement” means the Equity Contribution Agreement, dated as of the Fourth Amendment Effective Date, by and among Guarantor, Borrower and Administrative Agent, substantially in the form attached to the Fourth Amendment.”;

(B)	““Fee Letter” means the letter agreement, dated as of the Execution Date, among Administrative Agent, Hermes Agent, Borrower and Foresight Reserves.”;

(C)	““Foresight Guaranty” means the Guaranty, dated as of the Fourth Amendment Effective Date, by Guarantor in favor of Administrative Agent and Hermes Agent, substantially in the form attached to the Fourth Amendment.”;

(D)	““Post-Closing Equity Contributions” means the cash common equity contributed to Borrower by Guarantor and/or Foresight Reserves (in either case, directly or indirectly) to fund a portion of the Contract Price on or after the Closing Date.”;

(E)	““Pre-Closing Equity Contributions” means the cash common equity contributed to Borrower by Foresight Reserves (directly or indirectly) to fund a portion of the Contract Price prior to the Closing Date, the aggregate amount of which is certified by Borrower in the Borrower Closing Date Certificate.”; and

(F)	““Solvency Certificates” means (a) a certificate, dated the Closing Date, of a Financial Officer of Borrower certifying that, as of the Closing Date, Borrower is Solvent and (b) a certificate, dated the Closing Date, of a Financial Officer of Foresight Reserves certifying that, as of the Closing Date, Foresight Reserves is Solvent.”;

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(ii)	the following definitions are hereby inserted in proper alphabetical order therein:

(A)	““Foresight Reserves” means Foresight Reserves, LP.”;

(B)	““Fourth Amendment” means the Fourth Amendment to Credit Agreement, dated as of the Fourth Amendment Effective Date, by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent.”; and

(C)	““Fourth Amendment Effective Date” means May 27, 2011.”; and

(iii)	the definition of “ARS Loan” therein is hereby deleted in its entirety.

(c)	Section 6.1.8 of the Credit Agreement is hereby amended by replacing the reference therein to “Guarantor” with “Foresight Reserves”.

(d)	Section 9.1(b) of the Credit Agreement is hereby amended by replacing the words “Section 4.5” therein with the words “Sections 4.5 and 4.6”.

(f)	Section 10.1.3 of the Credit Agreement is hereby amended by replacing the words “4.5 and 4.6” therein with the words “4.5, 4.6, 4.7 and 4.8”.

(g)	Section 10.1.5 of the Credit Agreement is hereby amended by deleting the words “(a) an ARS Loan or (b)” in the proviso thereto.

2. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective as of the date hereof (the “Effective Date”) only upon satisfaction of the following conditions precedent:

(a)	the due execution and delivery of a counterpart signature page to this Amendment by each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent;

(b)	the due execution and delivery of the Foresight Guaranty by Guarantor, Administrative Agent and Hermes Agent;

(c)	the delivery to Administrative Agent of legal opinions of (a) Bailey & Glasser LLP, counsel to the Credit Parties, and (b) Cahill Gordon & Reindel LLP, special New York counsel to the Credit Parties, each in form and substance reasonably satisfactory to Administrative Agent, and Borrower hereby requests the delivery of such legal opinions to Administrative Agent;

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(d)	the delivery to Administrative Agent of:

(i)	copies of each Organizational Document of Guarantor, in form and substance reasonably satisfactory to Administrative Agent, executed and delivered by Guarantor and certified as of the Effective Date by a Responsible Officer of Guarantor as being in full force and effect without modification or amendment;

(ii)	signature and incumbency certificates of the Responsible Officer of Guarantor executing the Foresight Guaranty and the Equity Contribution Agreement;

(ii)	resolutions of the Board of Directors or similar governing body of Guarantor approving and authorizing the execution, delivery and performance of the Foresight Guaranty and the Equity Contribution Agreement, certified as of the Effective Date by a Responsible Officer of Guarantor as being in full force and effect without modification or amendment;

(iv)	a good standing certificate from the applicable Governmental Authority of Guarantor’s jurisdiction of formation and in each jurisdiction in which it is required to be qualified as a foreign limited liability company to do business, each dated a recent date; and

(v)	a certificate, dated the Effective Date, of a Financial Officer of Guarantor certifying that, as of the Effective Date, Guarantor is Solvent;

(e)	the receipt by the Administrative Agent of each of the consolidating (if requested) and consolidated audited and unaudited (as applicable) balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor and its Subsidiaries for the fiscal year ended December 31, 2010 and the fiscal quarter ended March 31, 2011;

(f)	the receipt by Administrative Agent of an amendment to the Hermes Export Credit Guarantee Final Order relating to the change of Guarantor contemplated hereunder;

(g)	the receipt by each of Administrative Agent and Lender of all fees and other amounts due and payable on or prior to the Effective Date, including reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by Borrower hereunder or under any other Credit Document; and

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(h)	the representations and warranties set forth in Section 3 shall be true and correct as of the Effective Date in all material respects (except that the representation and warranty set forth in Section 3(g) shall be true and correct in all respects).

3. REPRESENTATIONS AND WARRANTIES. Borrower hereby represents and warrants that, as of the Effective Date:

(a)	Borrower has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Amended Credit Agreement and the other Credit Documents;

(b)	the execution and delivery of this Amendment and the performance of the Amended Credit Agreement and the other Credit Documents have been duly authorized by all necessary action on the part of Borrower;

(c)	the execution and delivery by Borrower of this Amendment and the performance by Borrower of the Amended Credit Agreement and the other Credit Documents do not and will not violate any Applicable Law or any Contractual Obligation of Borrower and will not result in, or require, the creation or imposition of any Lien on any of Borrower’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d)	this Amendment has been duly executed and delivered by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

(f)	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

(g)	the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

4. TERMINATION OF REPLACED FORESIGHT GUARANTY AND REPLACED EQUITY CONTRIBUTION AGREEMENT. The parties hereto agree and acknowledge that, concurrently with the effectiveness of this Amendment, the Foresight

5

Guaranty and the Equity Contribution Agreement on the Effective Date, the Replaced Foresight Guaranty and the Replaced Equity Contribution Agreement shall terminate and be of no further force and effect except to evidence any obligations of Foresight Reserves incurred prior to giving effect to such termination on the Effective Date (and any such obligations shall remain enforceable as against Foresight Reserves notwithstanding such termination).

5. CONTINUING EFFECT; NO WAIVER. All of the terms and provisions of the Credit Agreement and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver, amendment or other modification of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the date hereof, all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Credit Agreement (as the same may be further amended, supplemented or modified from time to time).

6. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

7. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

8. WAIVER OF JURY TRIAL. BORROWER AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

9. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

SUGAR CAMP ENERGY, LLC,
as Borrower

By:	Foresight Management LLC,
in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

FOURTH AMENDMENT TO CREDIT AGREEMENT

(SUGAR CAMP ENERGY, LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

FOURTH AMENDMENT TO CREDIT AGREEMENT

(SUGAR CAMP ENERGY, LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Lender

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

FOURTH AMENDMENT TO CREDIT AGREEMENT

(SUGAR CAMP ENERGY, LLC)

Solely for purposes of Section 4:

FORESIGHT RESERVES, LP

By:	Insight Resource LLC, in its capacity as General Partner

By:	Cline Resource and Development Company, in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

FOURTH AMENDMENT TO CREDIT AGREEMENT

(SUGAR CAMP ENERGY, LLC)

Exhibit 10.9

FIFTH AMENDMENT TO CREDIT AGREEMENT

AND FIRST AMENDMENT TO GUARANTY

(SUGAR CAMP ENERGY, LLC)

This FIFTH AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO GUARANTY (this “Amendment”) is entered into as of March 8, 2012 (the “Execution Date”) by and among Sugar Camp Energy, LLC, as borrower (“Borrower”), Foresight Energy LLC, as guarantor (“Guarantor”), the undersigned Lender, Crédit Agricole Corporate and Investment Bank (formerly known as Calyon New York Branch), as Administrative Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme (formerly known as CALYON Deutschland Niederlassung einer französischen Societé Anonyme,), in its capacity as Hermes Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”). This Amendment is granted pursuant to and made under (a) that certain Credit Agreement, dated as of January 5, 2010 (amended by the First Amendment to Credit Agreement dated as of February 5, 2010, the Second Amendment to Credit Agreement and First Amendment to Foresight Guaranty dated August 4, 2010, the Third Amendment to Credit Agreement dated as of September 24, 2010 and Fourth Amendment to Credit Agreement dated as of May 27, 2011, prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent and (b) that certain Guaranty, dated as of May 27, 2011 (prior to giving effect to this Amendment, the “Foresight Energy Guaranty”), by Guarantor in favor of Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement, and the interpretive provisions set forth in Section 1.2 of the Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, the Guarantor has amended and restated its revolving credit facility on December 15, 2011 (the “Foresight Credit Agreement”), which, among other things, increased the aggregate principal amount of the commitments to $400,000,000, removed a covenant with respect to capital expenditures, restated certain of the ratios set forth in the financial covenant contained therein and amended definitions related thereto;

WHEREAS, each of Borrower and Guarantor has requested that the Lenders, Administrative Agent and Hermes Agent agree to amend the Credit Agreement and the Foresight Energy Guaranty to conform and make consistent certain of the financial covenants and related financial definitions to those contained in the Foresight Credit Agreement;

WHEREAS, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent are willing to amend the Credit Agreement and the Foresight Energy Guaranty as provided herein subject to the terms and conditions herein; and

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS TO THE CREDIT AGREEMENT. Subject to the satisfaction of the conditions set forth in Section 3, each of the Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	the definition of “Foresight Energy Secured Revolver” shall be amended by replacing the words “any full or partial refinancings thereof in an aggregate principal amount not to exceed $300,000,000” with the words “any full or partial refinancings, replacements, extensions, modifications, renewals or amendments thereof in an aggregate principal amount not to exceed $525,000,000.

2. AMENDMENTS TO FORESIGHT ENERGY GUARANTY. Subject to the satisfaction of the conditions set forth in Section 3, each of the Guarantor, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	the following definition shall be inserted to Section 1.1 in proper alphabetical sequence:

“SCH Completion” means the time at which the Sugar Camp and Hillsboro mines have both completed the initial pass of the coal face with their longwall systems, as certified in writing by the Guarantor.

(b)	the definition of “Capital Lease Obligations” is restated in its entirety as follows:

“Capital Lease Obligations” means, with respect to any Person, as of any date of determination, the aggregate liability of such Person under Financing Leases reflected on a balance sheet of such Person under GAAP as of such date of determination; provided, however, that “Capital Lease Obligations” shall not include any former operating leases which are treated as capital leases solely as a result of any change in GAAP from that in effect as of December 15, 2011.

(c)	The definition of “Consolidated Funded Indebtedness” is restated in its entirety as follows:

“Consolidated Funded Indebtedness” means as of any date of determination, for Guarantor and its Subsidiaries on a Consolidated basis, the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including obligations under the Revolving Facility, the Credit Agreement and the Hillsboro Credit Agreement) and all obligations evidenced by bonds, debentures, notes,

2

loan agreements or other similar instruments and obligations in respect of Disqualified Equity Interests, (b) all direct obligations arising under standby letters of credit (other than with respect to Designated Letters of Credit) and similar instruments to the extent drawn and not reimbursed by the Guarantor, (c) all obligations in respect of the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business and not overdue for more than 90 days, and (ii) obligations under coal leases which may be terminated at the discretion of the lessee), (d) Attributable Indebtedness in respect of Capital Lease Obligations other than Excluded Sale-Leaseback Obligations, (e) amounts due under Permitted Securitization Programs (whether or not on the balance sheet of Guarantor or its Subsidiaries) and (f) the Swap Termination Value that (excluding for this purpose clause (b) of such definition) that is due and payable by the Guarantor and its Subsidiaries under any Hedging Agreement that has been closed out.

(d)	the definition of “Excluded Sale-Leaseback Obligations” is restated in its entirety as follows:

“Excluded Sale-Leaseback Obligations” means obligations in respect of sale leaseback transactions between any of Guarantor or its Subsidiaries and certain Affiliates of Guarantor entered into in the ordinary course of business and that would be characterized as sale leaseback transactions solely because of the continuing involvement of such Affiliate in mining related to such leases.

(e)	the definition of “Permitted Capital Expenditures” is deleted in its entirety.

(f)	The definition of “Permitted Securitization Program” is restated in its entirety as follows:

“Permitted Securitization Program” means any receivables securitization program pursuant to which Guarantor or any of its Subsidiaries sells accounts receivable and related receivables; provided that with respect to any Permitted Securitization Program (a) such Permitted Securitization Program must qualify as a “Securitization” hereunder and (b) the Investment made by Guarantor or any Subsidiary in any newly formed Subsidiary to effectuate such Permitted Securitization Program must be no greater than is customary for transactions of this type of similar sizes.

(g)	The definition of “S&P” is restated in its entirety as follows:

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

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(h)	the table set forth in Section 4.6 of the Foresight Energy Guaranty shall be restated in its entirety as follows:

Fiscal Quarter Ending	Maximum Consolidated Net Leverage Ratio
June 30, 2011	5.25:1.00
September 30, 2011	5.00:1.00
December 31, 2011	5.00:1.00
March 31, 2012	5.50:1.00
June 30, 2012	4.75:1.00
September 30, 2012	4.50:1.00
December 31, 2012	3.50:1.00
March 31, 2013 And thereafter	3.00:1.00 or, once SCH Completion has occurred, 3.50:1.00

(i)	the text of Section 4.7 of the Foresight Energy Guaranty shall be deleted in its entirety and be replaced with the words “[Reserved]”

(j)	Schedule 1.01 to the Foresight Energy Guaranty (and the reference thereto in the Table of Contents thereof) is deleted in its entirety.

3. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective as of the date hereof only upon satisfaction of the following conditions precedent:

(a)	The due execution and delivery of a counterpart signature page (1) to this Amendment by each of Borrower, Guarantor, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent and (2) that certain Fee Letter, dated the Execution Date (the “Fee Letter”), between Borrower and Guarantor, on the one hand, and Administrative Agent and Lender, on the other hand, by each of Borrower, Guarantor, Administrative Agent and Lender;

(b)	the Lender shall have received the fees payable to it on the Execution Date pursuant to the Fee Letter;

(c)	each of Administrative Agent and Lender shall have received reimbursement or payment of all out-of-pocket and legal expenses required to be reimbursed or paid by Borrower or Guarantor hereunder or under any other Credit Document; and

(d)	the representations and warranties set forth in Section 4 shall be true and

4

correct in all material respects (except that the representation and warranty set forth in Sections 4(g)(i) and (ii) shall be true and correct in all respects).

4. REPRESENTATIONS AND WARRANTIES. Each Borrower and Guarantor hereby represents and warrants that, as of the date hereof, after giving effect to this Amendment:

(a)	such Person has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, in the case of Borrower, the Credit Agreement as modified by this Amendment (the “Amended Credit Agreement”), and, in the case of Guarantor, the Foresight Energy Guaranty as modified by this Amendment (the “Amended Foresight Energy Guaranty”), and, in each case, the other Credit Documents to which it is a party;

(b)	the execution and delivery of this Amendment by such Person and the performance of Borrower under the Amended Credit Agreement and Guarantor under the Amended Foresight Energy Guaranty, and, in each case, the other Credit Documents to which such Person is a party have been duly authorized by all necessary action on the part of such Person;

(c)	the execution and delivery by such Person of this Amendment and the performance of Borrower under the Amended Credit Agreement and Guarantor under the Amended Foresight Energy Guaranty and, in each case, the other Credit Documents to which such Person is a party do not and will not violate any Applicable Law or any Contractual Obligation of such Person and will not result in, or require, the creation or imposition of any Lien on any of such Person’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d)	this Amendment has been duly executed and delivered by such Person and constitutes a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

5

(f)	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

(g)	(i) in the case of Borrower, the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date), and (ii) in the case of Guarantor, the representations and warranties set forth in Section 3 of the Foresight Energy Guaranty are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

5. CONTINUING EFFECT; NO WAIVER; REFERENCES. All of the terms and provisions of the Credit Agreement, the Foresight Energy Guaranty and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default, other than as expressly set forth herein. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the date hereof, all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Credit Agreement (as the same may be further amended, supplemented or modified from time to time) and (ii) all references to the “Foresight Guaranty” contained in the Finance Documents shall be deemed to refer to the Amended Foresight Energy Guaranty (as the same may be further amended, supplemented or modified from time to time).

6. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

7. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

6

8. WAIVER OF JURY TRIAL. BORROWER, GUARANTOR AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

9. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

7

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

SUGAR CAMP ENERGY, LLC,
as Borrower

By:	/s/ Oscar A. Martinez
Name:	Oscar A. Martinez
Title:	Authorized Person

FORESIGHT ENERGY LLC, as Guarantor

By:	/s/ Oscar A. Martinez
Name:	Oscar A. Martinez
Title:	SVP & Chief Financial Officer

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Lender

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

Exhibit 10.10

EXECUTION VERSION

CREDIT AGREEMENT

among

HILLSBORO ENERGY LLC,

as Borrower,

THE FINANCIAL INSTITUTIONS

now and hereafter party hereto as the Lenders,

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,

as Administrative Agent,

and

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND,

NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,

as Hermes Agent

Dated as of May 14, 2010

i

SECTION 6.	CONDITIONS TO EXECUTION DATE, CLOSING DATE AND ADVANCES	40
6.1	Conditions to Execution Date	40
6.2	Conditions to Closing Date	42
6.3	Conditions to All Advances	44

SECTION 7.	REPRESENTATIONS AND WARRANTIES	46
7.1	Existence; Compliance with Law.	46
7.2	Power; Authorization; Enforceability.	46
7.3	No Conflict	47
7.4	Financial Information	47
7.5	No Material Adverse Effect.	47
7.6	No Litigation.	47
7.7	No Default.	48
7.8	Sole Purpose Nature; No Subsidiaries.	48
7.9	Accuracy of Information, etc.	48
7.10	Title to Property	48
7.11	Intellectual Property.	48
7.12	Taxes.	49
7.13	Federal Regulations.	49
7.14	ERISA.	49
7.15	Black Lung Act and Coal Act.	50
7.16	Investment Company Act.	50
7.17	Environmental Matters	50
7.18	Solvency.	52
7.19	Sufficiency of Rights	52
7.20	Governmental Approvals	52
7.21	Insurance.	52
7.22	Foreign Assets Control Regulations.	53
7.23	Anti-Terrorism Laws	53
7.24	Use of Proceeds.	53

SECTION 8.	AFFIRMATIVE COVENANTS	53
8.1	Financial Statements	53
8.2	Certificates; Other Information; Notices	54
8.3	Maintenance of Title and Existence	56
8.4	Compliance with Law	56
8.5	Payment of Obligations	56
8.6	Maintenance of Property; Insurance	57
8.7	Inspection of Property; Books and Records; Discussions	57
8.8	Environmental Laws; Mining Laws	57
8.9	Environmental or Mining Permits	59
8.10	Equipment Supply Agreement; Liability Allocation Agreements.	59
8.11	Further Assurances	59
8.12	Separate Existence	59
8.13	Tax Treatment	59

8.14	Use of Proceeds	59
8.15	Delivery of Quarterly Updated Projections	60
8.16	Certification of Compliance with Financial Covenants	60
8.17	Hermes-Requested Information.	60

SECTION 9.	NEGATIVE COVENANTS	60
9.1	Indebtedness	60
9.2	Liens	61
9.3	Fundamental Changes	61
9.4	Disposition of Property	61
9.5	Restricted Payments	61
9.6	Investments	62
9.7	Transactions with Affiliates.	62
9.8	Lines of Business	62
9.9	Fiscal Year, Name, Location and EIN	62
9.10	No Subsidiaries or Joint Ventures	62
9.11	Modification of Certain Documents	63
9.12	ERISA	63
9.13	Regulations	63
9.14	Financial Covenants.	63

SECTION 10.	EVENTS OF DEFAULT	64
10.1	Events of Default.	64
10.2	Remedies.	67

SECTION 11.	AGENTS	68
11.1	Appointment	68
11.2	Duties and Responsibilities	68
11.3	Exculpatory Provisions	68
11.4	Reliance by Agents	69
11.5	Indemnification	69
11.6	Each Agent in its Individual Capacity	70
11.7	Successor Agent	70
11.8	Withholding	70
11.9	Notice of Default	71
11.10	Hermes Export Credit Guarantee Documents.	71

SECTION 12.	MISCELLANEOUS	72
12.1	Notices	72
12.2	Borrower’s Obligations Absolute	73
12.3	Voting.	73
12.4	Amendments or Waivers	74
12.5	Survival of Agreement	75
12.6	Entire Agreement	76
12.7	Successors and Assigns.	76

12.8	Expenses; Indemnification	79
12.9	Interest Rate Limitation	80
12.10	Reinstatement	80
12.11	Confidentiality	80
12.12	Communications	81
12.13	GOVERNING LAW	81
12.14	Submission To Jurisdiction; Waivers	82
12.15	WAIVERS OF JURY TRIAL	82
12.16	USA PATRIOT Act	82
12.17	Information and Reporting.	83
12.18	Third-Party Beneficiaries	83
12.19	Right of Subrogation by Hermes	83
12.20	Headings	83
12.21	Severability	83
12.22	Counterparts	84

This CREDIT AGREEMENT, dated as of May 14, 2010 (this “Agreement”), is among HILLSBORO ENERGY LLC, a Delaware limited liability company (“Borrower”), the LENDERS FROM TIME TO TIME PARTIES HERETO, CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as the administrative agent for the Lenders (in such capacity, together with its successors appointed pursuant to Section 11.7, “Administrative Agent”), and CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, in its capacity as the agent for Hermes (in such capacity, together with its successors appointed pursuant to Section 11.7, “Hermes Agent”).

RECITALS

WHEREAS, Borrower is undertaking the development, design, construction and operation of the “Deer Run” coal mine in Bond and Montgomery Counties, Illinois, including each parcel or tract of real property owned, operated or leased by Borrower in connection therewith or with respect to which Borrower holds mineral rights with respect thereto, including each surface or underground coal mine or related facility owned, operated or leased by Borrower with respect thereto, and any other parcel or tract located in Bond and Montgomery Counties, Illinois on or under which Borrower owns, leases or operates fixed assets, plant or equipment, including coal removal, loading or processing equipment, preparation plants and transportation equipment used in connection therewith and, with respect to each such parcel or tract, all such fixed assets, plant and equipment located at, on, or under such parcel or tract (collectively, the “Deer Run Mine”);

WHEREAS, on March 31, 2010, Borrower and Bucyrus Europe GmbH, a German limited liability company (“Equipment Supplier”), entered into the Longwall Sale and Purchase Agreement (the “Equipment Supply Agreement”) to effect the purchase by Borrower and the sale by Equipment Supplier of one longwall mining unit and related equipment to be used in connection with the construction of the Deer Run Mine (as such equipment is further described in the Equipment Supply Agreement, the “Equipment”);

WHEREAS, the aggregate contract price of the Equipment Supply Agreement is equal to $90,989,293.41 (the “Contract Price”) and the portion of the Contract Price that is eligible for coverage under the Hermes Export Credit Guarantee Documents is equal to $90,989,293.41 (the “Contract Price Eligible Portion”);

WHEREAS, Borrower has requested the Lenders to establish such a credit facility in an aggregate principal amount up to $89,302,530.00 (as the same may be reduced from time to time pursuant to Section 2.2, the “Facility Amount”) in its favor to finance or reimburse Borrower for its payments in respect of certain designated costs related to the Equipment comprising (a) up to 85% of the Contract Price Eligible Portion, which amount is equal to $77,340,899.39 (the “Contract Price Loan Cap”), (b) up to 100% of $4,465,126.61 (the “Hermes Guarantee Fee Loan Cap”), which constitutes the Hermes Guarantee Fees that are eligible for coverage under the Hermes Export Credit Guarantee Documents, and (c) up to 100% of $7,496,504.00 (the “Eligible Interest Loan Cap”), which constitutes Eligible Interest During Construction that is eligible for coverage under the Hermes Export Credit Guarantee Documents (items (a), (b) and (c) above, collectively, the “Eligible Costs”);

WHEREAS, the Federal Republic of Germany represented by, as the case may be, Euler Hermes Kreditversicherungs-AG, Hamburg, Federal Republic of Germany, or PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“Hermes”) is providing the Hermes Export Credit Guarantee Documents in connection with the credit facility provided hereunder; and

WHEREAS, Foresight Reserves, LP (“Guarantor”), the indirect owner of 100% of the Capital Stock of Borrower as of the Execution Date, has agreed to guarantee the payment and performance of the Obligations of Borrower.

NOW, THEREFORE, in consideration of the foregoing, the agreements contained herein and other good and valid consideration, the receipt and adequacy of which are hereby expressly acknowledged, the parties hereto agree as follows:

AGREEMENT

SECTION 1. DEFINITIONS; INTERPRETATION

1.1 Definitions.

The following terms shall have the following meanings:

“Acceptable Replacement Guarantor” means, in connection with any Permitted Transfer to an Acceptable Transferee, such Acceptable Transferee or an Affiliate of such Acceptable Transferee, which Acceptable Transferee or such Affiliate is acceptable to the Super-Majority Lenders and Hermes Agent (acting at the instruction of Hermes).

“Acceptable Replacement Guaranty” means guaranty of an Acceptable Replacement Guarantor, which guaranty is in form and substance reasonably satisfactory to Administrative Agent.

“Acceptable Transferee” means, as of the date of the consummation of any Permitted Transfer, a Person (including any predecessor-in-interest) that (a) during each of the three years immediately prior to such date, has produced not less than 6,000,000 tons of coal (whether directly or through one or more of its wholly-owned Subsidiaries and including any such coal produced at a mine owned by such Person or such Person’s wholly-owned Subsidiary by a contract miner hired by such Person or such Person’s wholly-owned Subsidiary), (b) during the five years immediately prior to such date, has not been the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Person, (c) has not been permanently, or is not as of such date temporarily, precluded by any Governmental Authority from holding any Environmental or Mining Permits necessary for the development, construction, ownership, operation or maintenance of the Deer Run Mine and (d) has a minimum tangible net worth of $200,000,000 (on a consolidated basis with its Subsidiaries).

“Administrative Agent” is defined in the introductory paragraph of this Agreement.

“Advance” means an advance or borrowing of a Term Loan pursuant to this Agreement.

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“Affiliate” means, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. When used with respect to Borrower, “Affiliate” shall include each Credit Party (other than Borrower) and any Affiliate thereof (other than Borrower).

“Agent” means Administrative Agent or Hermes Agent, or both of them, as the case may be.

“Agreement” is defined in the introductory paragraph of this Agreement.

“Annual Operating Budget” means an operating plan and budget for a fiscal year (or any portion thereof) occurring during the Operating Period with respect to the operation and maintenance of the Deer Run Mine, detailed by month, of anticipated revenues and expenditures, such budget to include Debt Service, repair and operation expenses under the relevant operation and maintenance contracts with respect to the Deer Run Mine (including reasonable allowance for contingencies), reimbursable management expenses and fees, reserves and all projected operation and maintenance costs (including reasonable allowance for contingencies) for the Deer Run Mine for the period, to the conclusion of the subsequent full fiscal year thereafter, the form of which shall be reasonably acceptable to Administrative Agent.

“Anti-Terrorism Laws” means (a) the anti-money laundering provisions of the USA Patriot Act, (b) any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, and (c) Executive Order No. 13,224 Fed Reg 49,079 (2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism).

“Applicable Law” means, as to any Person, any law, rule, regulation, ordinance, order, code, treaty, judgment, decree, directive, guideline, policy or similar form of decision of any Governmental Authority binding on such Person.

“Applicable Spread” means 2.125% per annum.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by a Lender, an Affiliate of a Lender or an entity or an Affiliate of an entity that administers or manages a Lender; provided that an Affiliate of Borrower shall be deemed to not be an Approved Fund.

“ARS Loan” means any Indebtedness of Guarantor that is secured by the auction rate securities currently in Guarantor’s Smith Barney Account number 373 92356 and by the auction rate securities in Oeneus LLC’s Smith Barney Account number 373 92426 or any subsequent loan secured by substantially the same collateral.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an assignee, and accepted by Administrative Agent and Borrower (if required by such assignment and acceptance), in the form of Exhibit A or such other form as shall be

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approved by Administrative Agent and Borrower (provided that such approval of such form by Borrower shall be required only during such periods as no Event of Default has occurred and is continuing).

“Availability Period” means the period from the Closing Date through and including the Commitment Expiration Date.

“Base Case Projections” is defined in Section 6.1.11.

“Black Lung Act” means the Black Lung Benefits Act of 1972, 30 U.S.C. §§ 901, et seq., the Federal Mine Safety and Health Act of 1977, 30 U.S.C. §§ 801, et seq., the Black Lung Benefits Reform Act of 1977, Pub. L. No. 95-239, 92 Stat. 95 (1978), and the Black Lung Benefits Amendments of 1981, Pub. L. No. 97-119, Title 11, 95 Stat. 1643, in each case as amended, if applicable.

“Black Lung Liabilities” means any liability or benefit obligations related to black lung claims and benefits under the Black Lung Act, and liabilities and benefits related to pneumoconiosis, silicosis or other lung disease arising under any federal, state or local law, including any Mining Law.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” is defined in the introductory paragraph of this Agreement.

“Borrower Closing Date Certificate” means a certificate, to be dated the Closing Date, executed and delivered by a Responsible Officer of Borrower for the benefit of the Lender Parties and in form and substance reasonably satisfactory to Administrative Agent.

“Borrower Disbursement Certificate” means a notice of advance substantially in the form of Exhibit B.

“Borrower Execution Date Certificate” means a certificate, to be dated the Execution Date, executed and delivered by a Responsible Officer of Borrower for the benefit of the Lender Parties and certifying as to certain matters requested by the Lender Parties.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Frankfurt, Germany, New York City or London, England are authorized or required by law to remain closed; provided that, when used in connection with the determination or application of the Overnight LIBO Rate, the term “Business Day” shall also exclude any day on which banks are not open for dealings in deposits in the applicable currency in the London interbank market; provided further that, solely for purposes of the use of “Business Days” in Section 10.1.1, “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Expenditures” of Borrower means, with respect to any period, the expenditures made by Borrower to acquire or construct fixed assets, plant and equipment (including renewals, improvements and replacements) during such period, which are required to be capitalized under GAAP on the balance sheet of Borrower.

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“Capital Lease Obligations” means, with respect to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP. For the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent membership interests or other ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

“Cash Flow Available for Debt Service” means, for any period, Mine Revenues for such period minus all amounts paid or payable in connection with the operation and maintenance of the Deer Run Mine by Borrower during such period (excluding Debt Service).

“Change in Law” means (a) the adoption of any law, rule, treaty or regulation by any Governmental Authority after the Execution Date, (b) any change in law, rule, treaty or regulation or in the interpretation or application thereof by any Governmental Authority after the Execution Date or (c) compliance by any Lender (or, for purposes of Section 3.6.2, by any lending office of such Lender or by such Lender’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law but if not having the force of law, then being one with which the relevant party would customarily comply) of any Governmental Authority made or issued after the Execution Date.

“Change of Control” means the consummation of any transaction or series of transactions as a result of which (a) Guarantor shall cease to directly or indirectly own and Control, beneficially and of record, more than 50% of the economic interests in Borrower (on a fully diluted basis) and more than 50% of the voting interests in Borrower (whether by committee, contract or otherwise) or (b) Cline Group shall cease to directly or indirectly own and Control, beneficially and of record, more than 50% of the economic interests in Guarantor (on a fully diluted basis) and more than 50% of the voting interests in Guarantor (whether by committee, contract or otherwise); provided however that a Change of Control shall be deemed not to have occurred in the following circumstances:

(i) in the event of an initial public offering by Guarantor or a Subsidiary of Guarantor that, directly or indirectly, owns all or a portion of the economic interests in and/or voting interests in Borrower, so long as (A) the Cline Group, directly or indirectly, owns and Controls, beneficially and of record, more than (1) in each case other than the case described in clause (2) below, 30% of the economic interests in Borrower (on a fully diluted basis) and 30% of the voting interests in Borrower (whether by committee, contract or otherwise) or (2) in the case that, in connection with such initial public offering, a master limited partnership is formed and holds all of the economic interests in Borrower and the voting interests in Borrower (whether by committee, contract or otherwise), the Cline Group, directly or indirectly, owns and Controls, beneficially or of

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record, more than 50% of the economic interests in the general partner of such master limited partnership (on a fully diluted basis) and more than 50% of the voting interests in such general partner (whether by committee, contract or otherwise), (B) no Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shall have acquired economic interests in Borrower (on a fully diluted basis) and the voting interests in Borrower (whether by committee, contract or otherwise) in excess of those interests owned and controlled by the Cline Group at such time and (C) the Foresight Guaranty shall remain in full force and effect or shall have been replaced by an Acceptable Replacement Guaranty (which, upon execution and delivery thereof and thereafter, shall be deemed to constitute a Credit Document); or

(ii) in the event of a Permitted Transfer.

“Charges” is defined in Section 12.9.

“Cline Group” means Christopher Cline and his estate and trusts created for the benefit of members of his immediate family, Cline Resource and Development Company and Charterwood Holdings LLC.

“Closing Date” means the date on which the conditions precedent set forth in Section 6.2 are satisfied or waived in accordance with Section 12.4.

“Coal Act” means the Federal Coal Mine Health and Safety Act of 1969, as amended from time to time.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commercial Operation Date” means the earlier of (a) the date on which the Production Threshold shall have been achieved, as certified by a Responsible Officer of Borrower and the Independent Engineer, in each case, in form and substance reasonably satisfactory to Administrative Agent and (b) June 15, 2012.

“Commitment” means, with respect to each Lender, the obligation of such Lender to make Term Loans to Borrower, in an aggregate amount not to exceed the amount set forth opposite the name of such Lender on Schedule 2.1 (as the same may be reduced from time to time pursuant to Section 2.2 or 12.7), up to an aggregate principal amount for all Lenders equal to the Facility Amount.

“Commitment Expiration Date” means the earliest of (a) the first date on which the aggregate amount of the Term Loans disbursed hereunder equals the amount of the Facility Amount, (b) the Final Disbursement Date and (c) the date of termination in whole of the Commitments of each Lender in accordance with Section 10.2.

“Construction Budget” means a construction plan and budget for the Construction Period with respect to the construction of the Deer Run Mine, detailed by month, of anticipated revenues (to the extent generated) and expenditures, such budget to include Debt Service, Capital Expenditures and other construction expenses with respect to the Deer Run Mine (including

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reasonable allowance for contingencies), reserves and all projected Capital Expenditures and other construction expenses (including reasonable allowance for contingencies) for the Deer Run Mine for the Construction Period.

“Construction Period” means the period commencing on the Closing Date and ending on the day immediately preceding the Commercial Operation Date.

“Contract Price” is defined in the Recitals.

“Contract Price Eligible Portion” is defined in the Recitals.

“Contract Price Loan” is defined in Section 2.1(iii).

“Contract Price Loan Cap” is defined in the Recitals.

“Contractual Obligation” means, with respect to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its Property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Credit Documents” means this Agreement, the Fixed Interest Rate Agreement, the Hermes Export Credit Guarantee Documents, the Equity Contribution Agreement, the Fee Letter, the Term Notes, any Acceptable Replacement Guaranty, any guaranty executed pursuant to Section 9.10, each Borrower Disbursement Certificate and any other agreement or letter agreement or similar document, entered into by a Lender Party, on the one hand, and a Credit Party, on the other hand, in connection with the transactions expressly contemplated by this Agreement.

“Credit Parties” means Borrower and Guarantor.

“Debt Service” means, for any period, the sum of all scheduled interest, scheduled principal, fees and other amounts payable during such period in respect of all Indebtedness of Borrower outstanding during such period (including all commissions, discounts and other fees and charges owed by Borrower with respect to letters of credit and net costs under Interest Rate Hedging Agreements to the extent such net costs are allocable to such period in accordance with GAAP); provided that, with respect to any Indirect Affiliate Indebtedness, Debt Service shall include (a) during any period in which no breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, only such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness in accordance with the applicable Liability Allocation Agreement and (b) during any period in which a breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, all of such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness (irrespective of the existence of, and without regard to, any Liability Allocation Agreement).

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“Debt to Equity Ratio” means, as of any date, the ratio of (a) the aggregate amount of outstanding Contract Price Loans as of such date to (b) the aggregate Equity Contributions as of such date applied by Borrower to payment of a portion of the Contract Price Eligible Portion.

“Deer Run Mine” is defined in the Recitals.

“Default” means any event or condition that upon notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed or refused (and not retracted and fully cured) to make available its portion of any Advance, (b) a Lender having notified in writing Borrower and/or Administrative Agent that it does not intend to comply with its obligations to make available its portion of any Advance or (c) is the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Lender.

“Designated Disbursement Date” means any date designated as a “Disbursement Date” in the Disbursement Schedule; provided that if any such “Disbursement Date” is a day that is not a Business Day, then such “Disbursement Date” shall be the immediately preceding Business Day.

“Disbursement Date” means (a) with respect to Hermes Guarantee Fee Loans and Eligible Interest Loans, the date that is no earlier than two Business Days prior to the day on which the proceeds of such Term Loans are applied in accordance with Sections 2.5(i) and (ii), respectively, and (b) with respect to Contract Price Loans, (i) any Designated Disbursement Date and (ii) any other date on which the Lenders, Hermes Agent (acting at the instruction of Hermes) and Administrative Agent agree that Contract Price Loans may be disbursed hereunder in accordance with Section 2.3.1(B).

“Disbursement Schedule” means the Disbursement Schedule attached as Schedule 2.3.1.

“Discharge Date” means the date on which all principal and interest on the Term Loans, fees and all other expenses or amounts payable under any Credit Document shall have been paid in full in cash (other than amounts not yet owing under those provisions which shall survive termination pursuant to Section 12.5) and the Commitments have been terminated.

“Dollars” or “$” means lawful money of the United States of America.

“Eligible Assignee” means (a) any Lender, (b) any Affiliate of any Lender, (c) any Approved Fund and (d) Hermes.

“Eligible Costs” is defined in the Recitals.

“Eligible Interest During Construction” means interest on (a) each Hermes Guarantee Fee Loan, (b) each Eligible Interest Loan and (c) each Contract Price Loan, in each case, accruing during the Construction Period.

“Eligible Interest Loan” is defined in Section 2.1(ii).

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“Eligible Interest Loan Cap” is defined in the Recitals.

“Environment” means ambient and indoor air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata or sediment, natural resources such as flora and fauna or as otherwise defined in any Environmental Law.

“Environmental Consultant” means Weir International, Inc. Mining, Geology and Energy Consultants or such other entity selected by the Lenders.

“Environmental or Mining Claim” means any notice of violation, claim, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise) by any Governmental Authority or any other Person arising (a) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (b) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; (c) in connection with any actual or alleged damage, injury, threat or harm to health, safety, natural resources or the environment; (d) in connection with the Reclamation, or alleged need for Reclamation, of any future, current or former mines; (e) in connection with any Mining Accident; or (f) in connection with any Black Lung Liability. “Environmental or Mining Claims” also includes any such material claims alleging liability for investigation, remediation, removal, cleanup, response, corrective action, damages to natural resources, personal injury, property damage, fines, penalties, criminal sanctions or other costs related to any item in the preceding sentence.

“Environmental Law” means all federal, state or local laws, including common law, ordinances, regulations, rules, codes, orders, judgments, decrees or other requirements or rules of law that relate to (a) the prevention, abatement or elimination of pollution, or the protection of the Environment, natural resources or human health (to the extent relating to exposure to Hazardous Materials), or natural resource damages; and (b) the use, generation, handling, treatment, storage, disposal, Release, transportation or regulation of, or exposure to, Hazardous Materials, including the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., the Endangered Species Act, 16 U.S.C. §§ 1531 et seq., the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Clean Water Act, 33 U.S.C. §§ 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §§ 11001 et seq. and the Occupational Safety and Health Act (to the extent relating to exposure to Hazardous Materials), 29 U.S.C. §§ 651 et seq., each as amended, and their state or local counterparts or equivalents. The term “Environmental Laws” also includes all Mining Laws.

“Environmental or Mining Permit” means any Governmental Approval required for coal mining, Reclamation or otherwise required under Environmental Law or Mining Law.

“Environmental Report” means, collectively, (a) the Environmental Assessment of Hillsboro Energy, LLC Report, dated October 14, 2009 (Deer Run No. 1 Mine), and (b) the Environmental Audit and Phase I Environmental Site Assessment, Colt, LLC Deer Run Mine Property Report, dated September 1, 2009, in each case, prepared by the Environmental Consultant and, in each case, including all exhibits, appendices and other attachments thereto.

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“Equipment” is defined in the Recitals.

“Equipment Permitted Liens” means:

(a) Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Borrower in conformity with GAAP;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings; provided that (i) such proceedings shall not involve any material risk of sale, forfeiture or loss of all or any portion of the Equipment (or title thereof or any interest thereon), do not interfere with the use or operation of the Equipment, (ii) adequate reserves with respect thereto are maintained in the books of Borrower in conformity with GAAP and (iii) this paragraph (b) shall expressly exclude any mechanics’, contractors’ or other Lien of the contract miner of the Deer Run Mine on the Equipment (and the contract mining agreement with respect to the Deer Run Mine shall expressly provide for a waiver of the attachment of such a Lien to the Equipment by such operator); and

(c) judgment Liens in respect of judgments that do not constitute an Event of Default under Section 10.1.10.

“Equipment Supplier” is defined in the Recitals.

“Equipment Supplier Disbursement Certificate” means a certificate delivered by Equipment Supplier substantially in the form of Exhibit C-1 (with respect to any request for disbursement to Equipment Supplier) or Exhibit C-2 (with respect to any confirmation of reimbursement to Borrower), as the case may be.

“Equipment Supplier Closing Date Certificate” means a certificate, to be dated the Closing Date, executed and delivered by a Responsible Officer of Equipment Supplier for the benefit of the Lender Parties and certifying as to certain matters requested by the Lender Parties.

“Equipment Supplier Undertaking to Hermes” means an undertaking (Verpflichtungserklärung), to be dated as of the Closing Date, delivered by Equipment Supplier to Hermes, pursuant to which Equipment Supplier indemnifies Hermes for certain risks and liabilities.

“Equipment Supplier Undertaking to Lenders” means an undertaking, to be dated as of the Closing Date, delivered by Equipment Supplier to the Lenders, pursuant to which Equipment Supplier indemnifies Lenders for certain risks and liabilities.

“Equipment Supply Agreement” is defined in the Recitals.

“Equity Contribution Agreement” means the Equity Contribution Agreement, to be dated as of the Closing Date, by and among Guarantor, Borrower and Administrative Agent.

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“Equity Contributions” means, collectively, the Pre-Closing Equity Contributions and the Post-Closing Equity Contributions.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations promulgated thereunder and any successor statute.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with Borrower, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“ERISA Event” means (a) the occurrence of any “reportable event” as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period has been waived, with respect to a Plan; (b) any failure by any Plan to satisfy the applicable minimum funding standards under Section 412 or 430 of the Code or Section 302 or 303 of ERISA, whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) a determination that any Plan is, or is expected to be, in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (e) the incurrence by Borrower or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan, or the provision by the administrator of any Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such Plan in a distress termination under Section 4041(c) of ERISA; (f) the receipt by Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan, or the occurrence of any event or condition which could reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (g) the incurrence by Borrower or any ERISA Affiliates of any liability with respect to the complete withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (h) the receipt by Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability, the reorganization or insolvency of a Multiemployer Plan pursuant to Section 4241 or 4245 of ERISA, the intent to terminate or termination of a Multiemployer Plan pursuant to Section 4041A or 4042 of ERISA, or a determination that a Multiemployer Plan is, or is expected to be, in critical or endangered status, within the meaning of Section 432 of the Code or Section 305 of ERISA; (i) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to Borrower; (j) the imposition of a Lien pursuant to Section 430(k) of the Code or Section 303(k) of ERISA or a violation of Section 436 of the Code with respect to any Plan; or (k) any other event or condition with respect to a Plan with respect to which Borrower is likely to incur liability, whether absolute or contingent, other than in the ordinary course.

“Event of Default” means any of the events or conditions specified in Section 10.1, provided that any requirement for the giving of notice, the lapse of time or both has been satisfied.

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“Excluded Taxes” means, with respect to any Lender Party or any other recipient of any payment to be made by or on account of any obligation of Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America (or any subdivision thereof or therein) or by the jurisdiction under the laws of which such Lender Party recipient is organized or in which its principal office (or other fixed place of business) is located or, in the case of any Lender, in which its applicable lending office is located or any subdivision thereof or therein, (b) any branch profits tax that is imposed by any jurisdiction described in clause (a) above, (c) any withholding tax imposed by the United States that is in effect and would apply to amounts payable hereunder to it at the time it becomes a party to this Agreement (or designates a new lending office), except to the extent that such Lender or other recipient (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from Borrower with respect to such withholding tax pursuant to Section 3.8.1, (d) any withholding taxes attributable to such Lender Party’s or such other recipient’s failure (other than as a result of a Change in Law) to comply with Section 3.8.4 or 3.8.5 and (e) income or franchise taxes imposed on (or measured by) its net income as a result of a present or former connection between such Lender Party and the jurisdiction of the Governmental Authority imposing such tax (other than any such connection arising solely from such Lender Party’s having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Credit Document).

“Execution Date” means the date on which the conditions precedent set forth in Section 6.1 are satisfied or waived in accordance with Section 12.4, which date is May 14, 2010.

“Facility Amount” is defined in the Recitals.

“Fee Letter” means the letter agreement, dated as of the Execution Date, among Administrative Agent, Hermes Agent, Borrower and Guarantor.

“Final Disbursement Date” means the later of (a) September 30, 2012 and (b) any date agreed by the Lenders, Hermes Agent (acting at the instruction of Hermes) and Administrative Agent.

“Finance Document” means the Credit Documents and the Equipment Supplier Undertaking to Lenders.

“Financial Covenant Compliance Certificate” means a certificate of a Responsible Officer of Borrower certifying that, as of the applicable date, Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14 for the two Semi-Annual Periods ending on the following two Semi-Annual Dates (which certificate shall include reasonably detailed calculations with respect to the determination of the ratios described in Section 9.14).

“Financial Officer” of any Person means the chief financial officer, principal accounting officer, treasurer, assistant treasurer or controller of such Person (or, in the case of a partnership, of any general partner of such Person).

“First Principal Payment Date” means the first Semi-Annual Date occurring after the Commercial Operation Date.

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“Fixed Interest Rate” means a rate per annum to be specified in the Fixed Interest Rate Agreement.

“Fixed Interest Rate Agreement” means the Fixed Interest Rate Agreement, to be dated as of the Closing Date, between Borrower and Administrative Agent (on behalf of the Lenders) and acknowledged by Hermes Agent.

“Fixed Interest Rate Breakage Costs” means the amount that a Lender reasonably determines in good faith to be the total losses and costs incurred by such Lender in terminating (whether in whole or in part), liquidating, discharging, obtaining and/or re-establishing any Lender Hedging Arrangements or related trading positions, including (without duplication) any loss of bargain, cost of funding and reasonable legal charges and expenses (including in connection with the enforcement of such Lender’s rights under any Lender Hedging Arrangement or related trading position). For certainty, a Lender shall have the right (but not the obligation) to determine its Fixed Interest Rate Breakage Costs by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant market.

“Foresight Guaranty” means the Guaranty, to be dated as of the Closing Date, by Guarantor in favor of Administrative Agent and Hermes Agent.

“Funds Flow Memorandum” means the memorandum, to be dated on or prior to the Closing Date, delivered by Borrower to the Lender Parties with respect to the disbursement of funds on the Closing Date.

“GAAP” means generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis.

“General Permitted Liens” means:

(a) Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Borrower in conformity with GAAP;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens on any Property other than the Equipment arising in the ordinary course of business which are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings;

(c) easements, rights-of-way, restrictions, covenants, conditions, building code laws, zoning restrictions, other land use laws, development, site plan or similar agreements and other similar encumbrances on Property other than the Equipment incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of Borrower;

(d) Liens on Property other than the Equipment securing Indebtedness of Borrower incurred in the ordinary course of Borrower’s business to finance development and construction costs with respect to the Deer Run Mine, including to finance the acquisition of fixed or capital assets, in any such case, other than the Equipment; and

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(e) judgment Liens in respect of judgments that do not constitute an Event of Default under Section 10.1.9.

“Governmental Approval” means any franchise, license, lease, permit, approval, notification, certification, registration, authorization, exemption, qualification, easement, right of way, Lien and other right, privilege and approval required to be obtained from, or otherwise issued by, a Governmental Authority under any Applicable Law.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Guarantor” is defined in the Recitals.

“Hazardous Materials” means (a) any chemical, material or substance, which may or could pose a hazard to the health and safety of any Persons or to the indoor or outdoor environment, (b) any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, (c) polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, or asbestos containing materials in any form or condition, (d) radon or any other radioactive materials including any source, special nuclear or by-product material, (e) any coal ash, coal combustion by-products or waste, boiler slag, scrubber residue or flue desulphurization material and (f) any other pollutants, contaminants, chemicals, wastes or any other substances or forces of any kind, whether or not any such substance or force is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any Environmental Law.

“Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of, or exposure to, any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Hedging Agreement” means any Interest Rate Hedging Agreement or any other agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions (including any phantom stock or similar plan).

“Hermes” is defined in the Recitals.

“Hermes Agent” is defined in the introductory paragraph of this Agreement.

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“Hermes Export Credit Guarantee Documents” means, as the case may be, (a) the Hermes Export Credit Guarantee Statement, the Hermes Export Credit Guarantee Final Acceptance and the Hermes Export Credit Guarantee Final Order, or (b) to the extent one of the documents listed in clause (a) above is not in effect or has been expressly superseded in its entirety by another of the foregoing documents, only those of such documents that are in effect and have not been so superseded in their entirety.

“Hermes Export Credit Guarantee Final Acceptance” means the written final acceptance by Hermes on or prior to the Closing Date of its agreement to deliver the Hermes Export Credit Guarantee Final Order, in form and substance satisfactory to Administrative Agent, Hermes Agent and the Lenders.

“Hermes Export Credit Guarantee Final Order” means the written final policy issued by Hermes after the Closing Date with respect to the guarantee by Hermes described in the Hermes Export Credit Guarantee Statement, in form and substance satisfactory to Administrative Agent, Hermes Agent and the Lenders.

“Hermes Export Credit Guarantee Statement” means the Export Credit Guarantee Statement issued by Hermes prior to the Execution Date in favor of the Lenders, in form and substance satisfactory to Administrative Agent, Hermes Agent and the Lenders.

“Hermes Final Invoice” means the final invoice provided by Hermes to Hermes Agent on or after the occurrence of the Commercial Operation Date (after the schedule of principal amortization has been determined).

“Hermes Guarantee Fee Loan” is defined in Section 2.1(i).

“Hermes Guarantee Fee Loan Cap” is defined in the Recitals.

“Hermes Guarantee Fee Refund” means the positive difference, if any, between (a) the Hermes Guarantee Fee Loan Cap and (b) the sum of (i) the amount of the Hermes Guarantee Fees paid or payable by Hermes Agent in accordance with the Hermes Preliminary Invoice and (ii) the amount (if any) of the Hermes Guarantee Fees paid or payable by Hermes Agent in accordance with the Hermes Final Invoice.

“Hermes Guarantee Fee Shortfall” means the positive difference, if any, between (a) the sum of (i) the amount of the Hermes Guarantee Fees paid or payable by Hermes Agent in accordance with the Hermes Preliminary Invoice and (ii) the amount (if any) of the Hermes Guarantee Fees paid or payable by Hermes Agent in accordance with the Hermes Final Invoice and (b) the Hermes Guarantee Fee Loan Cap.

“Hermes Guarantee Fees” means the guarantee fees, premiums and surcharges payable to Hermes in accordance with the respective invoice issued by Hermes in connection with the Hermes Export Credit Guarantee Documents.

“Hermes Preliminary Invoice” means the preliminary invoice provided by Hermes to Hermes Agent substantially concurrently with the issuance by Hermes of the Hermes Export Credit Guarantee Final Order.

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“Historical Debt Service Coverage Ratio” means, at any date of determination, for the period of 12 months immediately preceding such date, the ratio of (a) Cash Flow Available for Debt Service for such period to (b) Debt Service for such period; provided that, for the Semi-Annual Periods prior to the first anniversary of the Commercial Operation Date, such Cash Flow Available for Debt Service and Debt Service shall be annualized for each such Semi-Annual Period rather than calculated for the two consecutive Semi-Annual Periods most recently ended.

“Historical Leverage Ratio” means, at any date of determination, the ratio of (a) outstanding Indebtedness for borrowed money of Borrower on such date (provided that, with respect to any Indirect Affiliate Indebtedness, outstanding Indebtedness for borrowed money of Borrower for purposes of this clause (a) shall include (i) during any period in which no breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, only such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness in accordance with the applicable Liability Allocation Agreement and (ii) during any period in which a breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, all of such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness (irrespective of the existence of, and without regard to, any Liability Allocation Agreement)) to (b) Cash Flow Available for Debt Service for the immediately preceding two Semi-Annual Periods; provided that, for the Semi-Annual Periods prior to the first anniversary of the Commercial Operation Date, such Cash Flow Available for Debt Service shall be annualized for each such Semi-Annual Period rather than calculated for the two consecutive Semi-Annual Periods most recently ended.

“Huntington Debt” means the Indebtedness incurred pursuant to (a) the Term Loan Agreement, dated as of September 10, 2009, among Sugar Camp Energy, LLC, Macoupin Energy LLC and Borrower, as borrowers, Foresight Energy, LLC and Adena Minerals, LLC, as guarantors, and The Huntington National Bank, as lender and (b) the Term Loan Agreement, dated as of December 22, 2009, among Sugar Camp Energy, LLC, Macoupin Energy LLC and Borrower, as borrowers, Foresight Energy, LLC and Adena Minerals, LLC, as guarantors, and The Huntington National Bank, as lender.

“Huntington Liability Allocation Agreements” means the letter agreements, dated as of February 5, 2010, among Borrower, Sugar Camp Energy, LLC and Macoupin Energy LLC, setting forth the allocation of liabilities with respect to the Huntington Debt.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments (other than, for the avoidance of doubt, surety, performance and similar bonds), (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services acquired by such Person (other than trade accounts payable and other accrued expenses arising in the ordinary course of business), (e) all Capital Lease Obligations of such Person, (f) all outstanding Hedging Agreements of such Person, (g) the principal component of all obligations, contingent or otherwise, of such Person (i) as an account party in respect of letters of credit, surety bonds or similar arrangements and (ii) in respect of bankers’ acceptances, (h) the liquidation value of all

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mandatory redeemable preferred Equity Interests in such Person, and (i) all guarantees by such Person of any of the foregoing. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such Person in respect thereof.

“Indemnified Taxes” means all Taxes other than Excluded Taxes.

“Indemnitee” is defined in 12.8.2.

“Independent Consultants” means the Independent Engineer, the Environmental Consultant and the Insurance Consultant.

“Independent Engineer” means Weir International, Inc. Mining, Geology and Energy Consultants or such other entity selected by the Lenders.

“Independent Engineer Report” means the report entitled the Preliminary Due Diligence Review, Hillsboro Energy, LLC, dated May 13, 2010 delivered by the Independent Engineer and including all exhibits, appendices and any other attachments thereto.

“Indirect Affiliate Indebtedness” means any Indebtedness in an aggregate principal amount (a) not to exceed $110,000,000 at any time outstanding or (b) in any amount at any time outstanding so long as Borrower shall have granted for the benefit of the Lender Parties a first-priority, perfected Lien on the Equipment on terms and conditions satisfactory to Administrative Agent (accompanied by any amendments or other modifications to this Agreement and the other Credit Documents as are appropriate in connection therewith and legal opinions and other deliverables as are reasonably requested by Administrative Agent), which Indebtedness is evidenced by an agreement to which Borrower is a party as a co-borrower with one or more Affiliates of Borrower, and with respect to which Indebtedness, Borrower has entered into a Liability Allocation Agreement.

“Insurance Consultant” means Moore-McNeil, LLC.

“Insurance Report” means the report entitled Insurance Report (The Cline Group and Hillsboro Energy LLC for Crédit Agricole Corporate and Investment Bank New York Branch), dated May 13, 2010, delivered by the Insurance Consultant and including all exhibits, appendices and any other attachments thereto.

“Intellectual Property” means all rights, priorities and privileges relating to intellectual property, whether arising under United States, state, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, service-marks, technology, know-how and processes, recipes, formulas, trade secrets, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Interest Payment Date” means (a) each Semi-Annual Date occurring after the Closing Date, (b) the Commercial Operation Date and (c) the Maturity Date.

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“Interest Rate Hedging Agreement” means any interest rate exchange agreement entered into by a Person for the purpose of hedging a Person’s interest rate exposure under any Indebtedness that bears interest at a variable rate.

“Lender” means each financial institution listed on Schedule 2.1, as well as any Person that becomes a “Lender” hereunder pursuant to Section 12.7.

“Lender Hedging Arrangements” means any Interest Rate Hedging Agreement entered into by a Lender for the purpose of hedging such Lender’s interest rate exposure under this Agreement.

“Lender Parties” means the Lenders and the Agents.

“Liability Allocation Agreement” means (a) the Huntington Liability Allocation Agreements and (b) each other agreement, in substantially the same form as the Huntington Liability Allocation or otherwise acceptable to Administrative Agent, entered into by Borrower and its applicable Affiliates in connection with any Indirect Affiliate Indebtedness and setting forth the allocation of liability with respect to such Indirect Affiliate Indebtedness.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities. For the avoidance of doubt, any shared facilities arrangements shall be deemed to be a “Lien”.

“Margin Stock” has the meaning assigned to such term in Regulation U.

“Material Adverse Effect” means any change, event or circumstance that is materially adverse to (a) the assets, properties, business, operations, performance or condition of any Credit Party, (b) the ability of any Credit Party to fully and timely perform its obligations under any Credit Document to which it is a party, (c) the legality, validity, binding effect or enforceability against any Credit Party of any Credit Document to which it is a party or (d) the rights and remedies available to, or conferred upon, any Lender Party under any Credit Document.

“Maturity Date” means the date that is the earlier of (a) the eighth anniversary of the First Principal Payment Date and (b) the date on which the Term Loans are accelerated in accordance with Section 10.2.

“Maximum Rate” is defined in Section 12.9.

“Mine Documents” means the Equipment Supply Agreement and each other contract or agreement related to the development, construction, operation, maintenance, management, administration, ownership, financing or use of the Deer Run Mine, the sale of coal generated thereby and Real Property rights and interests relating to the Deer Run Mine, in each case, entered into by, or assigned to, Borrower.

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“Mine Revenues” means all revenues, payments, cash and proceeds from whatever source received by or on behalf of Borrower arising from the ownership and operations of the Deer Run Mine, including (a) amounts received pursuant to any coal sales agreement and any other Mine Document (including reimbursements or refunds received by Borrower under a Mine Document and any buyout proceeds received by Borrower under a coal sales agreement), (b) proceeds of any insurance, (c) proceeds of any permitted sale and (d) investment income.

“Mining Accidents” means any and all mine subsidences, collapses or accidents as could reasonably be expected to result in any fatalities or in the temporary or permanent entrapment of one or more Persons.

“Mining Facilities” means the Deer Run Mine and the related facilities and assets.

“Mining Laws” means any and all applicable current or future foreign or domestic, federal, state or local (or any other subdivision) statutes, ordinances, orders, rules, regulations, judgments, governmental authorizations, or any other requirements of Governmental Authorities relating to surface or subsurface mining operations and activities. Mining Laws shall include, but not be limited to, the Federal Coal Leasing Amendments Act, 30 U.S.C. §§181 et seq.; the Surface Mining Control and Reclamation Act, 30 U.S.C. §§1201 et seq.; all other applicable land reclamation and use statutes and regulations; the Federal Mine Safety and Health Act of 1977, 30 U.S.C. §§801 et seq.; the Black Lung Benefits Act, 30 U.S.C. §§901 et seq.; and the Coal Industry Retiree Health Benefit Act of 1992, 26 U.S.C. §§9701 et seq., each as amended, and any comparable state and local laws or regulations.

“Mining Title” means fee simple title to surface and/or coal or an undivided interest in fee simple title thereto or a leasehold interest in all surface and/or coal or a leasehold interest in an undivided interest in surface and/or coal together with no less than those real properties, easements, licenses, privileges, rights and appurtenances as are necessary to mine, remove, process and transport coal in the manner presently operated.

“Multiemployer Plan” means a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA subject to the provisions of Title IV of ERISA and in respect of which Borrower or any ERISA Affiliate is an “employer” as defined in Section 3(5) of ERISA.

“Non-U.S. Lender” is defined in Section 3.8.4.

“Non-Voting Lender” means any Affiliate of any Credit Party that from time to time holds any Commitment or any Term Loan.

“Obligations” means all amounts owing to any Lender Party pursuant to the terms of this Agreement or any other Credit Document.

“Operating Period” means the period commencing on the Commercial Operation Date and ending on the Discharge Date.

“Organizational Documents” means, with respect to any Person, as applicable, its certificate of incorporation, bylaws, certificate of partnership, partnership agreement, certificate of formation, limited liability agreement and all shareholder agreements, voting trusts and similar arrangements applicable to any such Person’s partnership interests, limited liability company interests or authorized shares of Capital Stock.

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“Other Taxes” means any and all present or future stamp or documentary Taxes or any other excise, property, intangible, mortgage, recording or similar Taxes arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, any Credit Document.

“Overnight LIBO Rate” means, in relation to any Term Loan, (a) the applicable Screen Rate or (b) if no Screen Rate is available, the arithmetic mean of the rates (rounded upwards to four decimal places) quoted by Administrative Agent to leading banks in the London interbank market, in each case, as of 11:00 a.m. London time, on the Quotation Day for the offering of deposits in the currency of that Term Loan for overnight borrowing.

“Participant” is defined in Section 12.7.3(A).

“Participant Register” is defined in Section 12.7.3(C).

“Pass-Through Entity” means an entity that is properly treated for U.S. federal and applicable state, local and foreign income and franchise Tax purposes as (a) disregarded as an entity separate from its owner or (b) a partnership.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Permitted Transfer” means a direct or indirect transfer of all of the Capital Stock in Borrower to an Acceptable Transferee; provided that, from and after the consummation of a Permitted Transfer, the Foresight Guaranty shall remain in full force and effect or shall have been replaced by an Acceptable Replacement Guaranty (which, upon execution and delivery thereof and thereafter, shall be deemed to constitute a Credit Document).

“Person” means any natural person, corporation, business trust, individual or family trusts, joint venture, association, company, partnership, limited liability company, any government or any agency or political subdivision thereof.

“Plan” means any employee pension benefit plan subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA and in respect of which Borrower or any ERISA Affiliate is (or if such plan were terminated Borrower would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Post-Closing Equity Contributions” means the cash common equity contributed to Borrower by Guarantor (directly or indirectly) to fund a portion of the Contract Price on or after the Closing Date.

“Pre-Closing Equity Contributions” means the cash common equity contributed to Borrower by Guarantor (directly or indirectly) to fund a portion of the Contract Price prior to the Closing Date, the aggregate amount of which is certified by Borrower in the Borrower Closing Date Certificate.

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“Principal Payment Date” means the First Principal Payment Date, each Semi-Annual Date occurring after the First Principal Payment Date and the Maturity Date.

“Production Threshold” means, during a consecutive 60-day period, Borrower shall have produced no less than 80% of the amounts set forth in the Base Case Projections for Borrower’s clean ton coal production for the 2012 calendar year allocated on a pro rata basis for 60 days.

“Projected Cash Flow Available for Debt Service” means, for any period, the Cash Flow Available for Debt Service projected during such period.

“Projected Debt Service” means, for any period, the Debt Service projected to be payable during such period (excluding any principal payments on the Term Loans not scheduled to be paid pursuant to 3.2 during such period).

“Projected Debt Service Coverage Ratio” means, at any date of determination, for the period of 12 months immediately succeeding such date, the ratio of (a) Projected Cash Flow Available for Debt Service for such period to (b) Projected Debt Service for such period; provided that any and all assumptions used in the calculation thereof shall be reasonably acceptable to Administrative Agent.

“Projected Leverage Ratio” means, at any date of determination, the ratio of (a) Indebtedness for borrowed money of Borrower projected to be outstanding on such date (provided that, with respect to any Indirect Affiliate Indebtedness, outstanding Indebtedness for borrowed money of Borrower for purposes of this clause (a) shall include (i) during any period in which no breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, only such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness in accordance with the applicable Liability Allocation Agreement and (ii) during any period in which a breach, default, event of default or similar event under such Indirect Affiliate Indebtedness is continuing, all of such scheduled interest, scheduled principal, fees and other amounts for which Borrower is liable under such Indirect Affiliate Indebtedness (irrespective of the existence of, and without regard to, any Liability Allocation Agreement)) to (b) Projected Cash Flow Available for Debt Service for the immediately succeeding two Semi-Annual Periods; provided that any and all assumptions used in the calculation thereof shall be reasonably acceptable to Administrative Agent.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including Capital Stock.

“Proportionate Share” means, with respect to each Lender and as of any date of determination, (a) prior to the end of the Availability Period, the then-current ratio of such Lender’s Commitment to the Facility Amount and (b) thereafter, the then-current ratio of the principal amount of all outstanding Term Loans of such Lender to the principal amount of all outstanding Term Loans of all Lenders. The Proportionate Shares as of the Execution Date are set forth in Schedule 2.1.

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“Prudent Operating Practice” means the mining practices, methods and acts that would be employed by a prudent mining operator having assets and operations similar in type, size, location and scope to Borrower, using modern mining equipment and techniques in the conduct of diligent and safe mining operations in an attempt to recover the maximum amount of economically mineable and merchantable coal from the Mining Facilities with due regard for all Applicable Law, all in accordance and compliance with Environmental or Mining Permits held by Borrower.

“Quarterly Updated Projections” means updated Base Case Projections substantially in the form of the Base Case Projections and otherwise in form and substance acceptable to Administrative Agent.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of such period.

“Real Property” means all right, title and interest of Borrower in and to any and all parcels of real property owned or leased by Borrower together with all of Borrower’s interests in all improvements and appurtenant fixtures, equipment, personal property, rights of way, easements and other property and rights appurtenant thereto or affixed thereon (to the extent constituting real property).

“Reclamation” means the reclamation and restoration of land, water and any future, current or former mines, and any other Environment affected by such mines, as required pursuant to any Mining Law or any Environmental or Mining Permit.

“Register” is defined in Section 2.7.2.

“Regulation U” means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Release” means any placing, spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing or migrating in, into or onto or through the Environment.

“Required Lenders” means the Lenders having a combined number of votes more than 50% of all votes validly cast (determined pursuant to Section 12.3.3 and exclusive of the Commitments of or the principal amount of Term Loans held by Non-Voting Lenders and Defaulting Lenders).

“Required Payment” is defined in Section 2.3.4.

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“Responsible Officer” of any Person means any executive officer or Financial Officer of such Person (or, in the case of a partnership, of any general partner of such Person) and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of any Credit Document or Equipment Supplier Disbursement Certificate.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Capital Stock in Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, defeasance, retirement, acquisition, cancellation or termination of any Capital Stock in Borrower or any option, warrant or other right to acquire any such Capital Stock in Borrower.

“Screen Rate” means, in relation to the Overnight LIBO Rate, the British Bankers’ Association Interest Settlement Rate for the relevant currency for overnight borrowing, displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, Administrative Agent may specify another page or service displaying the appropriate rate after consultation with Borrower and the Lenders.

“Semi-Annual Date” means (a) during the period between (and including) the Closing Date and the day prior to the Commercial Operation Date, the last Business Day of each June and December and (b) during the period between (and including) the Commercial Date and the Maturity Date, the last Business Day of each March and September.

“Semi-Annual Period” means each six-month period (a) commencing on January 1 and ending on June 30 of each year or (b) commencing on July 1 and ending on December 31 of each year, as applicable; provided that, solely for purposes of Section 5.1, “Semi-Annual Period” means, with respect to any date of determination, (i) if such date of determination occurs during the period between and including the Closing Date and the date prior to the Commercial Operation Date, (A) each six-month period commencing on January 1 and ending on June 30 of each year or (B) each six-month period commencing on July 1 and ending on December 31 of each year, as applicable, and (ii) if such date of determination occurs during the period between and including the Commercial Operation Date and the Maturity Date, (A) each six-month period commencing on April 1 and ending on September 30 of each year or (B) each six-month period commencing on October 1 of each year and ending on March 31 of the year following such year, as applicable.

“Solvency Certificates” means (a) a certificate, to be dated the Closing Date, of a Financial Officer of Borrower certifying that, as of the Closing Date, Borrower is Solvent and (b) a certificate, to be dated the Closing Date, of a Financial Officer of Guarantor certifying that, as of the Closing Date, Guarantor is Solvent.

“Solvent” means, with respect to any Person, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such

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Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, (d) such Person will be able to pay its debts as they mature and (e) such Person is not insolvent within the meaning of Applicable Law. For purposes of this definition, (i) “debt” means liability on a “claim”, and (ii) “claim” means any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, matured, unmatured, legal, equitable, secured or unsecured or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, matured or unmatured, secured or unsecured.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which securities or other ownership interests representing 50% or more of the equity or 50% or more of the ordinary voting power or 50% or more of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned, Controlled or held by such Person.

“Super-Majority Lenders” means the Lenders having a combined number of votes more than 66 2/3% of all votes validly cast (determined pursuant to Section 12.3.3 and exclusive of the Commitments of or the principal amount of Term Loans held by Non-Voting Lenders and Defaulting Lenders).

“Taxes” means any and all present or future taxes, levies, imposts, fees, duties (including stamp duties), deductions, charges (including ad valorem charges) or withholdings imposed, levied, withheld, collected or assessed by any Taxing Authority and any and all interest, penalties, fines and additions related thereto.

“Taxing Authority” means any federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory or legislative body, in each case responsible for the imposition of any Tax or exercising Tax regulatory authority.

“Term Loan” is defined in Section 2.1.

“Term Note” means a promissory note substantially in the form of Exhibit D.

“Transaction Documents” means the Credit Documents, the Equipment Supply Agreement and each Liability Allocation Agreement.

“U.S. Lender” is defined in Section 3.8.5.

“USA PATRIOT Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) of 2001, and the rules and regulations promulgated thereunder from time to time in effect.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part 1 of Subtitle E of Title IV of ERISA.

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1.2 Interpretation

Except as otherwise expressly provided, the following rules of interpretation shall apply to this Agreement, the other Credit Documents and each Equipment Supplier Disbursement Certificate:

(i) the singular includes the plural and the plural includes the singular;

(ii) the word “or” is not exclusive;

(iii) a reference to an Applicable Law or Environmental Law includes any amendment or modification of such Applicable Law or Environmental Law, as the case may be, and all regulations, rulings and other Applicable Laws or Environmental Laws, as the case may be, promulgated thereunder;

(iv) a reference to a Person includes its permitted successors and permitted assigns;

(v) the words “include,” “includes” and “including” are not limiting;

(vi) a reference in a document to a Section, Exhibit, Schedule, Annex or Appendix is to the Article, Section, Exhibit, Schedule, Annex or Appendix of such document unless otherwise indicated. Exhibits, Schedules, Annexes or Appendices to any document shall be deemed incorporated by reference in such document;

(vii) references to any document, instrument or agreement (A) shall include all exhibits, schedules and other attachments thereto, (B) shall include all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement thereto, as amended, modified and supplemented from time to time and in effect at any given time;

(viii) the words “hereof,” “herein” and “hereunder” and words of similar import when used in any document shall refer to such document as a whole and not to any particular provision of such document;

(ix) references to “days” means calendar days; and

(x) whenever any payment of principal, interest, fees or other amounts payable hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day (or, in the event that the next succeeding Business Day falls in the succeeding calendar month, the immediately preceding Business Day).

SECTION 2. COMMITMENTS; ADVANCES

2.1 Commitments.

Subject to the terms and conditions set forth in this Agreement (including Sections 2.3

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and 6), the Hermes Export Credit Guarantee Documents and the general conditions of Hermes, and for the purposes described in Section 2.5, each Lender severally agrees to make, pro rata based on its Proportionate Share, to Borrower (and, in any event, in an aggregate principal amount not exceeding such Lender’s Commitment), the following loans (each, a “Term Loan”):

(i) Term Loans the proceeds of which shall be used in accordance with Section 2.5(i) (each, a “Hermes Guarantee Fee Loan”); provided that in no event shall the aggregate principal amount of Hermes Guarantee Fee Loans exceed the Hermes Guarantee Fee Loan Cap;

(ii) Term Loans the proceeds of which shall be used in accordance with Section 2.5(ii) (each, an “Eligible Interest Loan”); provided that in no event shall the aggregate principal amount of Eligible Interest Loans exceed the Eligible Interest Loan Cap; and

(iii) Term Loans the proceeds of which shall be used in accordance with Section 2.5(iii) (each, a “Contract Price Loan”); provided that in no event shall the aggregate principal amount of Contract Price Loans exceed the Contract Price Loan Cap.

In the event that the Facility Amount is not disbursed in full prior to the Commitment Expiration Date, the amount of any undrawn portion thereof shall be automatically cancelled and terminated on such date.

2.2 Reduction of Commitments. Borrower may, with the prior consent of Hermes Agent (acting at the instruction of Hermes), reduce or cancel any unused Commitments. Commitments reduced or cancelled pursuant to this Section 2.2 may not be reinstated. From the effective date of any such reduction or cancellation, the commitment fees due pursuant to Section 5.1 shall be computed on the basis of the Commitments as so reduced. Each reduction of the Commitments shall be made and allocated among the Lenders pro rata according to their respective Proportionate Shares. In connection with any such reduction, the Contract Price Loan Cap, the Hermes Guarantee Fee Loan Cap and the Eligible Interest Loan Cap will be adjusted by Borrower as necessary with the consent of Hermes Agent (acting at the instruction of Hermes), Administrative Agent and the Lenders.

2.3 Making of Advances.

2.3.1 Advances on Disbursement Dates. Borrower may request the making of Advances on any Disbursement Date. In the case of an Advance requested for the purpose of making any payment of the Contract Price Eligible Portion, the amount of such Advance shall not be in excess of the amount set forth adjacent to the applicable Designated Disbursement Date on the Disbursement Schedule. In no event shall Borrower request more than one Advance per calendar month; provided that Borrower may request two Advances in a calendar month for not more than three calendar months occurring in a calendar year.

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2.3.2 Mandatory Request for Disbursement by Borrower. In the event that Equipment Supplier has provided an Equipment Supplier Disbursement Certificate in connection with an Advance requested for the purpose of making any payment of the Contract Price Eligible Portion, Borrower shall be required to request such Advance by delivering a Borrower Disbursement Certificate; provided that, in the event that (a) the requested Advance is requested to be made on a date other than a Designated Disbursement Date, (b) the amount of the requested Advance is in excess of the applicable Designated Disbursement Date, (c) Borrower is not able to make the certifications set forth in the Borrower Disbursement Certificate in connection with the requested Advance, or (d) any other condition set forth in Section 6.3 is not satisfied in connection with the requested Advance, Borrower shall immediately notify Administrative Agent and Hermes Agent thereof, and the Lenders, Hermes Agent (acting at the instruction of Hermes) and Administrative Agent shall determine whether such Advance (and in what amount such Advance) shall be made by the Lenders.

2.3.3 Conditions to Funding.

(A) The Lenders shall be obligated to make Advances on a Disbursement Date with respect to Contract Price Loans if, and only if, (1) not later than 10:00 a.m. New York time on the date that is five Business Days prior to such Disbursement Date, Administrative Agent shall have received (and each Lender shall have received promptly thereafter) (x) from Borrower an appropriately completed Borrower Disbursement Certificate and (y) from Equipment Supplier an appropriately completed Equipment Supplier Disbursement Certificate, and (2) the other conditions set forth in Section 6.3 are satisfied.

(B) Subject to Section 2.4, the Lenders shall be obligated to make Advances on a Disbursement Date with respect to Eligible Interest Loans if, and only if, (1) not later than 10:00 a.m. New York time on the date that is five Business Days prior to such Disbursement Date, Administrative Agent shall have received (and each Lender shall have received promptly thereafter) from Borrower an appropriately completed Borrower Disbursement Certificate and (2) the other conditions set forth in Section 6.3 are satisfied.

(C) The Lenders shall be obligated to make Advances on a Disbursement Date with respect to Hermes Guarantee Fee Loans if, and only if, (1) (x) not later than 10:00 a.m. New York time on the date that is five Business Days prior to such Disbursement Date, Administrative Agent shall have received (and each Lender shall have received promptly thereafter) from Borrower an appropriately completed Borrower Disbursement Certificate and (y) the other conditions set forth in Section 6.3 are satisfied or (2) not later than 10:00 a.m. New York time on the date that is three Business Days prior to such Disbursement Date, Administrative Agent shall have received (and each Lender shall have received promptly thereafter) from Hermes Agent a written notice that Hermes Agent has paid, or wishes to pay, all or any portion of the Hermes Guarantee Fees, which written notice shall be include a request for an Advance in an amount equal to such portion of the Hermes Guarantee Fees (provided that in no event shall Hermes Agent request an Advance for payment by Hermes Agent of any Hermes Guarantee Fee Shortfall).

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2.3.4 Required Payments. Subject to Sections 2.4.1 and 2.4.2, each Lender shall, on or before 12:00 p.m. New York time on each Disbursement Date, make available to Administrative Agent in immediately available funds, such Lender’s Proportionate Share of the aggregate Advances requested in the corresponding Borrower Disbursement Certificate (such Lender’s “Required Payment”). Unless Administrative Agent shall have received notice from a Lender prior to a Disbursement Date that such Lender will not make available to Administrative Agent its Required Payment on such Disbursement Date, Administrative Agent may assume that such Lender has made such Required Payment available on such date in accordance with the immediately preceding sentence and may, in its sole discretion, in reliance upon such assumption, make available to Borrower a corresponding amount. In such event, if a Lender has not in fact made its Required Payment at such time on such Disbursement Date available to Administrative Agent, then such Lender and Borrower severally agree to pay to Administrative Agent forthwith on demand (without duplication) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to Borrower to but excluding the date of payment to Administrative Agent, at the Overnight LIBO Rate. If such Lender pays such amount to Administrative Agent, then such amount shall constitute such Lender’s Term Loan included in such Advance.

2.4 Deemed Funding of Eligible Interest Loans.

2.4.1 Satisfaction of Conditions. Notwithstanding anything to the contrary set forth herein, to the extent that Advances are requested to be utilized to pay Eligible Interest During Construction and the conditions precedent to the making of such Advances set forth Section 6.3 have been satisfied or waived on the applicable Disbursement Date, each Lender’s Proportionate Share of such Advances shall not be made available to Administrative Agent but shall be deemed (a) funded by such Lender as Eligible Interest Loans and (b) paid by Borrower to such Lender for Eligible Interest During Construction on the applicable Disbursement Date.

2.4.2 Failure to Satisfy Conditions. Notwithstanding anything to the contrary set forth herein, to the extent Hermes Agent determines that Borrower has not requested Advances to be utilized to pay Eligible Interest During Construction in an amount sufficient to pay such obligations when due, and notwithstanding the absence of a request from Borrower for such Advances or the failure to satisfy any conditions set forth in Section 6.3, if Hermes Agent so elects by providing written notice to Borrower, Administrative Agent and each Lender, each Lender’s Proportionate Share of Advances in an aggregate amount specified in such notice shall be deemed (a) funded by such Lender as Eligible Interest Loans and (b) paid by Borrower to such Lender for Eligible Interest During Construction in the amount and on the date specified in such written notice.

2.5 Use of Term Loans. Borrower shall not request or apply any portion of any Term Loan other than:

(i) to pay, or to be used by Borrower to reimburse Hermes Agent for its payment of, Hermes Guarantee Fees up to the Hermes Guarantee Fee Loan Cap;

(ii) to pay, or reimburse Borrower for its payment of, Eligible Interest During Construction up to the Eligible Interest Loan Cap; and

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(iii) to pay directly to Equipment Supplier, or reimburse Borrower for its payment of, the Contract Price Eligible Portion up to the Contract Price Loan Cap.

2.6 Authorizations by Borrower.

2.6.1 Hermes Guarantee Fees. To the extent that any Advances are requested to be utilized to pay Hermes Guarantee Fees pursuant to Section 2.5(i), Borrower hereby irrevocably authorizes (a) Hermes Agent to deliver the written notice described in clause (2) of Section 2.3.3(C), (b) Administrative Agent to deliver the received proceeds of such Advances to an account designated by Hermes Agent and (c) Hermes Agent to (i) deliver such proceeds, upon receipt thereof, to an account designated by Hermes or (ii) reimburse itself for amounts previously paid to an account designated by Hermes. To the extent Hermes Agent receives all or any portion of any Hermes Guarantee Fee Refund from Hermes, Hermes Agent shall promptly send such amounts to Administrative Agent for application by Administrative Agent to the prepayment of the Term Loans in accordance with Section 3.4, and such prepayment shall be deemed to have been made by Borrower in accordance with Section 3.4 (provided that, notwithstanding the foregoing, Borrower shall be obligated pay any other amounts specified in Section 3.4).

2.6.2 Eligible Interest During Construction. To the extent that any Advances are requested to be utilized to pay Eligible Interest During Construction pursuant to Section 2.5(ii) or Hermes Agent elects to request and utilize any Advances to pay Eligible Interest During Construction pursuant to Section 2.4.2, Borrower hereby irrevocably authorizes each Lender to deem funded, on behalf of and for the account of Borrower as Term Loans, such Lender’s Proportionate Share of the aggregate of such Advances as provided in Section 2.4, and any such payments of Eligible Interest During Construction shall be deemed paid by Borrower to such Lender.

2.6.3 Contract Price. To the extent that any Advances are requested to be utilized to pay any portion of the Contract Price Eligible Portion pursuant to Section 2.5(iii) or (iv), respectively, Borrower hereby irrevocably authorizes Administrative Agent to deliver the received proceeds of such Advances to an account designated by Equipment Supplier in the applicable Equipment Supplier Disbursement Certificate.

2.7 Evidence of Indebtedness; Register; Term Notes.

2.7.1 Evidence of Indebtedness. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of Borrower to such Lender resulting from each Term Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder. Borrower agrees that all computations of interest by a Lender based on such account or accounts shall, in the absence of manifest error, be prima facie evidence of the amount thereof.

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2.7.2 Register. Administrative Agent, on behalf of Borrower, shall maintain a register (the “Register”) in which it shall record (a) the names and addresses of the Lenders, (b) the amount of each Term Loan of each Lender made hereunder, (c) the amount of any principal or interest due and payable or to become due and payable from Borrower to each Lender hereunder and (d) any amount received by Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof. Administrative Agent shall provide Borrower access to the Register upon reasonable request by Borrower.

2.7.3 Term Notes. Any Lender may request that Term Loans made by it to Borrower be evidenced by a Term Note. In such event, Borrower shall prepare, execute and deliver to such Lender a Term Note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns). Thereafter, the Term Loans evidenced by such Term Note and interest thereon shall at all times (including after assignment pursuant to Section 12.7) be represented by one or more Term Notes in such form payable to the order of the payee named therein (or, if such Term Note is a registered note, to such payee and its registered assigns).

2.8 Obligations Several. The failure of any Lender to make available its Proportional Share of an Advance shall not relieve any other Lender of its obligation under this Agreement to make available its Proportional Share of any Advance. No Lender shall be responsible for the failure of any other Lender to make available its Proportional Share of an Advance on a Disbursement Date.

2.9 Set-Off.

2.9.1 Lender Parties. If an Event of Default shall have occurred and be continuing, each Lender Party is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender Party to or for the credit or the account of Borrower, against any and all obligations of Borrower under this Agreement or any other Credit Document held by such Lender Party, irrespective of whether or not such Lender Party shall have made any demand under this Agreement or such other Credit Document and although the obligations may be unmatured. The rights of each Lender Party under this Section are in addition to other rights and remedies (including other rights of set-off) that such Lender Party may have.

2.9.2 Borrower. Notwithstanding anything set forth herein to contrary, in no event shall Borrower be permitted to set off any amounts owing by Borrower hereunder against any amounts requested to be advanced by the Lenders hereunder.

SECTION 3. PAYMENTS BY BORROWER

3.1 Interest.

3.1.1 Interest Rate. Borrower shall pay interest on the unpaid principal amount of each Term Loan made to Borrower at the Fixed Interest Rate. All interest hereunder shall be computed on the basis of a year of 360 days and in each case payable for the actual number of days elapsed.

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3.1.2 Payment Dates. Accrued interest on each Term Loan shall be payable by Borrower in arrears on each Interest Payment Date; provided that (a) interest accrued pursuant to Section 3.1.3 shall be payable on demand and (b) in the event of any repayment or prepayment of any Term Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

3.1.3 Default Interest

If any principal of or interest on any Term Loan or any fee, indemnity or other amount remains unpaid after such amount is due hereunder, Borrower shall pay interest (to the extent permitted by Applicable Law) on such overdue amount, at a rate per annum equal to 2.00% plus the greater of (a) the Fixed Interest Rate and (b) the sum of the Lenders’ cost of making or maintaining the Term Loans and the Applicable Spread, as reasonably determined by Administrative Agent, from the date such amount was due until the date of its payment in full.

3.2 Principal

Commencing on the First Principal Payment Date and on each Principal Payment Date thereafter, Borrower shall repay, to Administrative Agent for the account of each Lender based on its Proportionate Share, outstanding Term Loans in equal semi-annual installments (it being agreed that Borrower’s installment payment of principal on the First Principal Payment Date shall include 1/17 of the principal amount of Term Loans being disbursed on the First Principal Payment Date); provided however that the amount of the final installment on the Maturity Date shall in any event be equal to the remaining outstanding principal amount of Term Loans as of the Maturity Date. Borrower may not reborrow the principal amount of any Term Loan that is repaid or prepaid (whether by voluntary prepayment or mandatory prepayment).

3.3 Voluntary Prepayments.

At any time prior to the Commitment Expiration Date, Borrower may make, on any Interest Payment Date, voluntary prepayments of Term Loans in whole or in part with the written consent of Hermes Agent (acting at the instruction of Hermes) and Administrative Agent and upon 30 days prior written notice thereof to Administrative Agent (which notice shall be irrevocable). At any time on or after the Commitment Expiration Date, Borrower may make voluntary prepayments of Term Loans in whole or in part without the consent of any party and upon 30 days prior written notice thereof to Administrative Agent (which notice shall be irrevocable). Any such prepayment shall (a) include payment of accrued and unpaid interest on the Term Loans being prepaid and any fees, breakage costs and other charges payable in connection with such a prepayment under the terms of this Agreement (including Section 3.7), if any, and (b) be applied to remaining amortization payments and the payments at final maturity thereof (i) in inverse order of maturity or (ii) on a pro rata basis, at the option of Hermes Agent (acting at the instruction of Hermes). Amounts prepaid as voluntary prepayments of Term Loans may not be re-borrowed.

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3.4 Mandatory Prepayments.

Borrower shall be required to make mandatory prepayments of the Term Loans upon each of the following:

(i) the receipt by Borrower or any of its Affiliates of any damages or other amounts from Equipment Supplier under the Equipment Supply Agreement (including as a result of a delayed delivery pursuant to Section 4 of the Equipment Supply Agreement and as a result of any cancellation by Equipment Supplier pursuant to Section 19 of the Equipment Supply Agreement), in an amount equal to (A) during the continuance of any Default or Event of Default, the amount of such damages or other amounts, or (B) so long as there is not continuing any Default or Event of Default, such portion of the amount of such damages as Hermes Agent (at the instruction of Hermes) shall designate in writing as the amount (if any) of the Term Loans no longer eligible for coverage under the Hermes Export Credit Guarantee Documents as a result of such payment of amounts by Equipment Supplier to Borrower;

(ii) any failure of the Hermes Export Credit Guarantee Documents to be effective with respect to any portion of the Term Loans, in an amount equal to such portion of the Term Loans; and

(iii) the refund to Borrower of any Hermes Guarantee Fees by Hermes in an amount equal to the Hermes Guarantee Fee Refund.

Any such prepayment (including any deemed prepayment with the Hermes Guarantee Fee Refund made in accordance with 2.6.1) shall (A) include payment by Borrower of accrued and unpaid interest on the Term Loans being prepaid and any fees, breakage costs and other charges payable in connection with such a prepayment under the terms of this Agreement (including Section 3.7), if any, and (B) be applied to remaining amortization payments and the payments at final maturity thereof (1) in inverse order of maturity or (2) on a pro rata basis, at the option of Hermes Agent (acting at the instruction of Hermes). Amounts prepaid as mandatory prepayments of Term Loans may not be re-borrowed.

3.5 Making of Payments.

All payments and prepayments of principal of and interest on the Term Loans, fees, indemnities and other amounts payable by Borrower under this Agreement shall be made in Dollars, in immediately available funds, without deduction, set-off or counterclaim, for the benefit of Administrative Agent for the account of each Lender by credit to an account designated by Administrative Agent, not later than 10:00 a.m. New York time on the date on which such payment shall become due.

3.6 Increased Costs.

3.6.1 Change in Law. If any Change in Law shall (a) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or

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for the account of, or credit extended by, any Lender or (b) impose on any Lender any other condition affecting this Agreement (other than Taxes), and the result of either of the foregoing shall be to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or otherwise) (other than for Taxes), then Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

3.6.2 Capital Adequacy. If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or any of the Term Loans made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

3.6.3 Procedure. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company as specified in Section 3.6.1 or 3.6.2 shall be delivered to Borrower and shall be conclusive absent manifest error. Borrower shall pay such Lender the amount shown as due on any such certificate within ten days after receipt thereof. Promptly after any Lender has determined that it will make a request for increased compensation pursuant to this Section, such Lender shall notify Borrower thereof. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; and provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

3.7 Fixed Interest Rate Breakage Costs.

Within five Business Days following a Lender’s delivery of a written notice of the incurrence of Fixed Interest Rate Breakage Costs (which notice shall include reasonably detailed calculations with respect to the calculation of the Fixed Interest Rate Breakage Costs), Borrower shall pay the amount of Fixed Interest Rate Breakage Costs to such Lender in accordance with Section 3.11. A written notice of a Lender as to the amount of any Fixed Interest Rate Breakage Costs shall be conclusive absent manifest error of such Lender.

3.8 Taxes.

3.8.1 Indemnified Taxes. Any and all payments by or on account of any Obligation of any Credit Party under any Credit Document shall be made free and clear of and without deduction or withholding for or on account of any Indemnified Taxes; provided that if by law any Indemnified Taxes are required to be deducted or withheld from such payments, then

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(a) the sum payable shall be increased as necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to Indemnified Taxes payable under this Section 3.8) each Lender Party receives an amount equal to the sum it would have received had no such deductions and withholdings for Indemnified Taxes been made, (b) such Credit Party shall make such deductions and withholdings and (c) such Credit Party shall timely pay or cause to be paid the full amount deducted or withheld to the relevant Taxing Authority in accordance with Applicable Law. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Credit Party to a Taxing Authority, such Credit Party shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Taxing Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent.

3.8.2 Other Taxes. In addition, Borrower shall timely pay or cause to be paid any Other Taxes to the relevant Taxing Authority in accordance with Applicable Law.

3.8.3 Indemnification. Borrower shall indemnify or cause to be indemnified each Lender Party, within 30 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (other than any penalties and interest resulting from gross negligence or willful misconduct of such Lender Party (as finally determined by a court of competent jurisdiction) and without duplication of any amounts paid to such Lender Party under Section 3.8.1) paid by such Lender Party or any of its Affiliates on or with respect to any payment by or on account of any Obligation of any Credit Party under any Credit Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 3.8) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Taxing Authority. A certificate as to the amount of such payment or liability and setting forth in reasonable detail the calculation for such payment or liability delivered to Borrower by a Lender Party, or by Administrative Agent on its own behalf or on behalf of another Lender Party, shall be conclusive absent manifest error of such Lender Party.

3.8.4 Non-U.S. Lenders. Each Lender Party that is not a “United States person” as defined in Section 7701(a)(30) of the Code (a “Non-U.S. Lender”) shall deliver to Borrower and Administrative Agent two copies of U.S. Internal Revenue Service Form W-8BEN, Form W-8ECI, Form W-8EXP or Form W-8IMY, as applicable (together with any necessary attachments), or, in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a statement substantially in the form of Exhibit E and a Form W-8BEN, or, in each case, any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by Borrower under this Agreement and the other Credit Documents. Such forms shall be delivered by each Non-U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of a Participant that seeks the benefits of this Section 3.8, on or before the date the relevant participation was purchased). In addition, each Non-U.S. Lender shall deliver such forms promptly upon the obsolescence, expiration or invalidity of any form previously delivered by such Non-U.S. Lender. Each Non-U.S. Lender shall promptly notify Borrower at any time it determines that it is no longer in a position to provide any previously delivered form or statement to Borrower (or any other form of

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certification adopted by the U.S. Taxing Authorities for such purpose). Notwithstanding any other provision of this Section 3.8.4 or Section 3.8.5, a Lender Party shall not be required to deliver any form pursuant to this Section 3.8.4 or Section 3.8.5 that such Lender Party is not legally able to deliver.

3.8.5 U.S. Lenders. Each Lender Party that is a “United States person” as defined in Section 7701(a)(30) of the Code (a “U.S. Lender”) agrees to complete and deliver to Borrower and Administrative Agent a duly completed and executed copy of U.S. Internal Revenue Service Form W-9 (or any successor form) establishing that such Lender Party is not subject to U.S. backup withholding tax. Such form shall be delivered by each U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of a Participant that seeks the benefits of this Section 3.8, on or before the date the relevant participation was purchased). In addition, each U.S. Lender shall deliver such forms promptly upon the obsolescence, expiration or invalidity of any form previously delivered by such U.S. Lender.

3.8.6 Payment Over. If any Lender Party has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by Borrower or with respect to which Borrower has paid additional amounts pursuant to this Section 3.8, it shall pay over such refund to Borrower (but only to the extent of indemnity payments made, or additional amounts paid, to such Lender Party by Borrower under this Section 3.8 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of such Lender Party (including any Taxes imposed with respect to such refund) as determined by such Lender Party in good faith and in its sole discretion and as will leave such Lender Party in no worse position than it would be in if such Indemnified Taxes or Other Taxes had been imposed, and without interest (other than any interest paid by the relevant Taxing Authority with respect to such refund); provided that Borrower, upon receipt of the written request of such Lender Party along with a certificate of such Lender Party certifying that such refund is required to be repaid to the relevant Taxing Authority, agrees to repay as soon as reasonably practicable the amount paid over to Borrower (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) to such Lender Party in the event such Lender Party is required to repay such refund to such Taxing Authority. This Section 3.8 shall not be construed to require any Lender Party to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to Borrower or any other Person.

3.9 Illegality.

If it becomes unlawful under any Applicable Law for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain any Term Loan, (a) such Lender shall promptly notify Administrative Agent upon becoming aware thereof, and (b) Administrative Agent shall promptly notify Borrower thereof. For a period of 30 days following such notification, such Lender shall take the steps set forth in Section 3.10.1 and, to the extent such steps are not effective, Borrower, Administrative Agent and such Lender shall use commercially reasonable efforts to identify a third party assignee of the Term Loans of such Lender; provided that, during such 30-day period, such Lender shall not be required to make any Advances. If the foregoing steps are not effective within such 30-day period, notwithstanding Section 3.12 or any other provision herein to the contrary, (i) the Commitment of such Lender shall be immediately cancelled and (ii) Borrower shall repay the Term Loans of such Lender

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(including accrued and unpaid interest thereon and any fees, breakage costs and charges payable in connection therewith (including pursuant to Section 3.7)) on the earlier of (A) the immediately succeeding Interest Payment Date and (B) the date specified in writing by such Lender (being no earlier than the last day of any applicable grace period permitted by Applicable Law).

3.10 Mitigation; Replacement of Lenders.

3.10.1 Mitigation. If (a) any Lender requests compensation under 3.6, (b) Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.8, or (c) any Lender has notified Administrative Agent that it has become unlawful for such Lender to fund or maintain any Term Loan pursuant to Section 3.9, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Term Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.6 or 3.8, as applicable, in the future or allow such Lender to maintain or fund Term Loans, as applicable, and (ii) would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material respect. Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

3.10.2 Replacement of Lenders.

If (a) any Lender requests compensation under 3.6, (b) Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.8, (c) any Lender has notified Administrative Agent that it has become unlawful for such Lender to fund or maintain any Term Loan pursuant to Section 3.9 or (d) any Lender has become a Defaulting Lender, then Borrower may, at its sole expense and effort, upon notice to such Lender and Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 12.7), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) Borrower shall have received the prior written consent of Administrative Agent (which consent shall not unreasonably be withheld), (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Term Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 3.6 or payments required to be made pursuant to Section 3.8, such assignment will result in a reduction in such compensation or payments to such new Lender. Nothing in this Section shall be deemed to prejudice any rights that Borrower may have against any Lender that is a Defaulting Lender.

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3.11 Payments Generally

Unless otherwise specified, Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or of amounts payable under Section 3.6, 3.7 or 3.8 or otherwise) prior to 10:00 a.m., New York City time, on the date when due, in immediately available funds, without condition or deduction for any defense, recoupment, set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to Administrative Agent to the applicable account designated to Borrower by Administrative Agent, except that payments pursuant to Sections 3.6, 3.7, 3.8 and 12.10 shall be made directly to the Persons entitled thereto. Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day (or, in the event that the next succeeding Business Day falls in the succeeding calendar month, the immediately preceding Business Day), and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder of (a) principal or interest in respect of any Term Loan or (b) any other amount due hereunder or under any other Credit Document shall be made in Dollars. Any payment required to be made by Administrative Agent hereunder shall be deemed to have been made by the time required if Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by Administrative Agent to make such payment. Unless Administrative Agent shall have received notice from Borrower prior to the date on which any payment is due to Administrative Agent for the account of the Lenders hereunder that Borrower will not make such payment, Administrative Agent may assume that Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to Administrative Agent, at the greater of (i) the Overnight LIBO Rate and (ii) a rate reasonably determined by Administrative Agent in accordance with banking industry rules on interbank compensation. If any Lender shall fail to make any payment required to be made by it pursuant to the immediately preceding sentence, then Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such sentence until all such unsatisfied obligations are fully paid.

3.12 Pro Rata Treatment.

If at any time insufficient funds are received by and available to Administrative Agent from Borrower to pay fully all amounts of principal, interest and fees then due from Borrower hereunder, such funds shall be applied towards payment of principal, interest and fees then due from Borrower in a manner directed by Hermes Agent (acting at the instruction of Hermes) and ratably among the parties entitled to such amounts.

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3.13 Sharing of Set-off.

If any Lender shall, by exercising any right of set-off or counterclaim, obtain payment in respect of any principal of or interest on any of its Term Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Term Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Term Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans; provided that (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (b) the provisions of this Section 3.13 shall not be construed to apply to any payment made by Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Term Loans to any assignee or Participant, other than to Borrower (as to which the provisions of this Section 3.13 shall apply). Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against Borrower’s rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of Borrower in the amount of such participation.

SECTION 4. EQUITY CONTRIBUTIONS.

4.1 Equity Contributions.

4.1.1 Required Equity Contributions.

(A) On or prior to the date that is five Business Days prior to the Disbursement Date for each Advance, Borrower shall cause Equity Contributions to be made in an amount such that, after giving effect to all Advances and Equity Contributions made on or prior to such Disbursement Date, the Debt to Equity Ratio is not greater than 85:15. The proceeds of the Equity Contributions received pursuant to this Section 4.1.1(A) shall be applied by Borrower to the payment to Equipment Supplier of the Contract Price Eligible Portion no later than three Business Days prior to the applicable Disbursement Date.

(B) On or prior to the date that is five Business Days following any payment by Hermes Agent of any portion of the Hermes Guarantee Fee Shortfall, Borrower shall apply amounts received from Guarantor pursuant to Section 2.1(ii) of the Equity Contribution Agreement to the reimbursement of Hermes Agent for the payment by Hermes Agent of such portion of the Hermes Guarantee Fee Shortfall. Notwithstanding anything to the contrary set forth herein, Borrower shall not be entitled to request an Advance for the reimbursement to Borrower or Guarantor of any payment made pursuant to the immediately preceding sentence.

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4.1.2 Payment of Equity Portion of Equipment Supply Agreement. Notwithstanding anything to the contrary set forth herein, on or prior to the occurrence of the Commercial Operation Date, Borrower shall have received, and applied to the payment of the Contract Price Eligible Portion, Equity Contributions in an amount equal to 15% of the sum of the Contract Price Eligible Portion.

4.2 Reimbursement of Pre-Closing Equity Contributions.

Borrower shall, on the Closing Date, request an Advance, in accordance with the provisions of Section 2 and in an amount up to an amount such that, after giving effect to all Advances and the Equity Contributions made on or prior to the Closing Date, the Debt to Equity Ratio is not greater than 85:15, as reimbursement for any portion of (but not exceeding) Pre-Closing Equity Contributions applied to the payment of the Contract Price Eligible Portion.

SECTION 5. FEES

5.1 Commitment Fee.

On each Interest Payment Date until the Commitment Expiration Date and on the Commitment Expiration Date, Borrower shall pay to Administrative Agent, for the benefit of each Lender (other than a Defaulting Lender), a commitment fee in arrears for the Semi-Annual Period then ending (or (a) in the case of the first installment of commitment fees payable hereunder, for the period from the Execution Date to the first Semi-Annual Date occurring thereafter or (b) in the case of the last installment of commitment fees payable hereunder, for the period from the preceding Semi-Annual Date to the Commitment Expiration Date) equal to the product of (i) 1.00% and (ii) the aggregate average daily unutilized Commitments for such period and (iii) a fraction, the numerator of which is the number of days in such period and the denominator of which is 360.

5.2 Agency Fees.

Borrower shall pay to Administrative Agent an annual administrative agency fee in the amount and at the times set forth in the Fee Letter.

5.3 Hermes Guarantee Fees.

The Hermes Guarantee Fees shall be paid in one or more of the following ways, as applicable:

(i) Borrower may request an Advance on a Disbursement Date with respect to Hermes Guarantee Fee Loans pursuant to clause (1) of Section 2.3.3(C), and the proceeds of such Advance shall be paid to Hermes Agent for (A) the payment of the Hermes Guarantee Fees then due and payable or (B) the reimbursement of Hermes Agent for its prior payment of the Hermes Guarantee Fees than due and payable, as applicable;

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(ii) Hermes Agent may request an Advance on a Disbursement Date with respect to Hermes Guarantee Fee Loans pursuant to clause (2) of Section 2.3.3(C), and the proceeds of such Advance shall be paid to Hermes Agent for (A) the payment of the Hermes Guarantee Fees then due and payable or (B) the reimbursement of Hermes Agent for its prior payment of the Hermes Guarantee Fees than due and payable, as applicable;

(iii) in the event that there is any Hermes Guarantee Fee Shortfall, Hermes Agent may make a demand on Guarantor (in accordance with the Equity Contribution Agreement) and/or Borrower to pay to Hermes Agent the amount of such Hermes Guarantee Fee Shortfall, and the proceeds of such payment by Guarantor and/or Borrower, as applicable, shall be applied by Hermes Agent to (A) the payment of the Hermes Guarantee Fees then due and payable or (B) the reimbursement of Hermes Agent for its prior payment of the Hermes Guarantee Fees than due and payable, as applicable; or

(iv) in the event that neither Borrower nor Hermes Agent requests an Advance pursuant to Section 2.3.3(C) in connection with any portion of the Hermes Guarantee Fees becoming due and payable, Borrower shall pay, or cause to be paid, to Hermes Agent, in immediately available funds, an amount equal to such portion.

SECTION 6. CONDITIONS TO EXECUTION DATE, CLOSING DATE AND ADVANCES

6.1 Conditions to Execution Date.

The effectiveness of this Agreement is subject to the satisfaction or waiver in accordance with Section 12.4 of each of the following:

6.1.1 Credit Agreement. The Credit Agreement, in form and substance satisfactory to Administrative Agent, Hermes Agent and each Lender as of the Execution Date, shall have been duly executed and delivered by each party thereto and shall be in full force and effect.

6.1.2 Hermes Export Credit Guarantee Statement. (a) The Hermes Export Credit Guarantee Statement shall have been delivered by Hermes and shall be in full force and effect and (b) all applicable conditions under the Hermes Export Credit Guarantee Statement have been satisfied.

6.1.3 Fee Letter. The Fee Letter, in form and substance satisfactory to Administrative Agent and Hermes Agent, shall have been duly executed and delivered by each party thereto and shall be in full force and effect.

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6.1.4 Equipment Supply Agreement. The Equipment Supply Agreement shall have been fully executed (and shall include such terms as are required under the Hermes Export Credit Guarantee Documents) and a copy thereof (including all schedules, exhibits, attachments, supplements and amendments thereto), certified by a Responsible Officer of Borrower, shall have been delivered to Administrative Agent and Hermes Agent, and shall be in full force and effect. The Contract Price shall not have been modified from the Contract Price of $90,989,293.41, except to the extent permitted under the Equipment Supply Agreement and approved by Administrative Agent and Hermes Agent.

6.1.5 Certificates. The following, each in form and substance reasonably satisfactory to Administrative Agent, shall have been delivered to Administrative Agent and Hermes Agent:

(A) copies of each Organizational Document of Borrower, in form and substance reasonably satisfactory to Administrative Agent, executed and delivered by Borrower and certified as of the Execution Date by a Responsible Officer of Borrower as being in full force and effect without modification or amendment;

(B) signature and incumbency certificates of the Responsible Officer of Borrower executing the Credit Agreement;

(C) resolutions of the Board of Directors or similar governing body of Borrower approving and authorizing the execution, delivery and performance of the Credit Agreement, certified as of the Execution Date by a Responsible Officer of Borrower as being in full force and effect without modification or amendment;

(D) a good standing certificate from the applicable Governmental Authority of Borrower’s jurisdiction of formation and in each jurisdiction in which it is required to be qualified as a foreign limited liability company to do business, each dated a recent date; and

(E) the Borrower Execution Date Certificate.

6.1.6 Consultants’ Reports. The Independent Engineer Report, the Environmental Report and the Insurance Report, in each case, in form and substance reasonably satisfactory to Administrative Agent and permitting reliance thereon by Administrative Agent and the Lenders, shall have been delivered to Administrative Agent.

6.1.7 Insurance. Evidence of insurance coverage for Borrower and the Deer Run Mine satisfying the requirements of the Transaction Documents, which insurance shall be in form and substance reasonably satisfactory to Administrative Agent, together with evidence that such policy or policies are in full force and effect, shall have been delivered to Administrative Agent.

6.1.8 Financial Statements. Each of the consolidating (if requested) and consolidated audited and unaudited (as applicable) balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor and its Subsidiaries and the unaudited

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balance sheet and the related statements of income, stockholder’s equity and cash flow of Borrower, in each case, for the fiscal years ended December 31, 2007 , December 31, 2008 and December 31, 2009 and the fiscal quarter ended March 31, 2010 shall have been delivered, and shall be in form and substance reasonably satisfactory, to Administrative Agent and the Lenders.

6.1.9 Governmental Approvals. (a) Evidence that all Governmental Approvals necessary in connection with the financing contemplated herein and the transactions contemplated hereby shall have been obtained and such evidence shall have been delivered to Administrative Agent, (b) each such Governmental Approval shall be in full force and effect and (c) all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the financing contemplated hereby.

6.1.10 Construction Budget. Administrative Agent shall have received each of the Construction Budget in form and substance reasonably satisfactory to Administrative Agent (in consultation with the Independent Engineer).

6.1.11 Base Case Projections. Administrative Agent shall have received detailed financial projections covering the period from the Execution Date through and including the 2022 fiscal year (the “Base Case Projections”), including therein projections of revenues, operating expenses, cash flow, debt service and other related items, in form and substance reasonably satisfactory to Administrative Agent and the Independent Engineer.

6.1.12 USA Patriot Act and other Applicable Law. Each Lender Party shall have received, at least five Business Days prior to the Execution Date, all documentation and other information required by regulatory authorities under applicable “know your customer” policies and Anti-Terrorism Laws, including the USA Patriot Act, that shall have been requested by such Lender Party.

6.1.13 Representations and Warranties. The representations and warranties in the Credit Documents and in any certificate, document or financial or other statement furnished thereunder or in connection therewith (other than those which speak only as to a different date) shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality,” “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) on the Execution Date as if made on the Execution Date.

6.2 Conditions to Closing Date.

The occurrence of the Closing Date is subject to the satisfaction or waiver in accordance with Section 12.4 of each of the following:

6.2.1 Credit Documents. Each applicable Credit Document, in form and substance satisfactory to Administrative Agent and Hermes Agent, shall have been duly executed and delivered by each party thereto and shall be in full force and effect. Without limiting the generality of the foregoing, (a) (i) all conditions to the effectiveness of the Hermes Export Credit

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Guarantee Final Acceptance or the Hermes Export Credit Guarantee Final Order, as the case may be, shall have been satisfied and (ii) the Contract Price Eligible Portion set forth in Hermes Export Credit Guarantee Final Acceptance or the Hermes Export Credit Guarantee Final Order, as the case may be, shall be equal to $90,989,293.41, (b) each of Borrower, Administrative Agent and Hermes Agent shall have duly executed and delivered the Fixed Interest Rate Agreement pursuant to which the Fixed Interest Rate shall have been specified (and, upon such execution and delivery, the Fixed Interest Rate Agreement shall be incorporated into, and deemed to be a part of, this Agreement).

6.2.2 Equipment Supply Agreement. A copy of any amendments or other modifications to the Equipment Supply Agreement (provided that any such modification shall be in accordance with Section 9.11(a)), each in form and substance reasonably satisfactory to Administrative Agent and Hermes Agent, shall have been delivered to Administrative Agent and Hermes Agent. The Contract Price shall not have been modified from the Contract Price of $90,989,293.41, except to the extent permitted under the Equipment Supply Agreement and approved by Administrative Agent and Hermes Agent.

6.2.3 Equipment Supplier Undertakings. Each of the Equipment Supplier Undertaking to Lenders and the Equipment Supplier Undertaking to Hermes, in each case, in form and substance satisfactory to the respective beneficiaries thereof, shall have been duly executed and delivered by Equipment Supplier to such beneficiaries and shall be in full force and effect.

6.2.4 Huntington Liability Allocation Agreements. The Huntington Liability Allocation Agreements, in form and substance satisfactory to Administrative Agent, shall have been duly executed and delivered by each party thereto and shall be in full force and effect.

6.2.5 Lien Searches. Administrative Agent shall have received (a) certified copies of requests for information or copies (Form UCC-11), or equivalent reports, listing all effective financing statements that name (i) Borrower as debtor and that are filed in each relevant jurisdiction and (ii) Foresight Holding Company, LLC as debtor and that are filed in each relevant jurisdiction, together with, in each case, copies of such financing statements (none of which shall cover the Equipment (except to the extent evidencing Equipment Permitted Liens), the Equipment Supply Agreement or the Equity Interests in Borrower) and (b) results of fixture, tax and judgment Lien searches in Bond and Montgomery Counties, Illinois.

6.2.6 Certificates. The following, each in form and substance reasonably satisfactory to Administrative Agent (and, in the case of the Equipment Supplier Closing Date Certificate, to Hermes Agent), shall have been delivered to Administrative Agent (and, in the case of the Equipment Supplier Closing Date Certificate, to Hermes Agent):

(A) copies of each Organizational Document of each Credit Party, in form and substance reasonably satisfactory to Administrative Agent and Hermes Agent, executed and delivered by such Credit Party and certified as of the Closing Date by a Responsible Officer of such Credit Party as being in full force and effect without modification or amendment;

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(B) signature and incumbency certificates of the Responsible Officers of each Credit Party executing the Credit Documents to which it is a party;

(C) resolutions of the Board of Directors or similar governing body of each Credit Party approving and authorizing the execution, delivery and performance of the Credit Documents to which it is a party, certified as of the Closing Date by a Responsible Officer of such Credit Party as being in full force and effect without modification or amendment;

(D) a good standing certificate from the applicable Governmental Authority of each Credit Party’s jurisdiction of formation and in each jurisdiction in which it is required to be qualified as a foreign limited liability company to do business, each dated a recent date;

(E) the Borrower Closing Date Certificate;

(F) the Solvency Certificates; and

(G) the Equipment Supplier Closing Date Certificate.

6.2.7 Legal Opinions. The legal opinions of (a) Bailey & Glasser LLP, counsel to the Credit Parties, (b) Bracewell & Giuliani LLP, special New York counsel to the Credit Parties, and (c) counsel to Equipment Supplier, each in form and substance reasonably satisfactory to Administrative Agent, shall have been delivered to Administrative Agent.

6.2.8 Payment of Transaction Costs; Funds Flow Memorandum. Borrower shall pay or cause to be paid all closing costs and fees due on the Closing Date concurrently with the borrowing occurring on the Closing Date and in accordance with the Funds Flow Memorandum, which shall have been delivered, and be in form and substance reasonably satisfactory, to Administrative Agent and Hermes Agent.

6.2.9 Execution Date. The Execution Date shall have occurred.

6.3 Conditions to All Advances.

The obligation of each Lender to make any Advance (including any Advance on the Closing Date but excluding any Advance requested by Hermes Agent pursuant to Section 2.3.3(C)) is subject to the satisfaction or waiver by the Lenders of each of the following on the Disbursement Date for such Advance:

6.3.1 Certificates. The certificates required to be delivered pursuant to Section 2.3.3 have been delivered at the times specified therein (it being understood and agreed that no Lender Party shall be required to verify the accuracy or completeness of, or the validity of any signatures to, any deliverables delivered in connection with any certificate delivered pursuant to Section 2.3.3).

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6.3.2 Representations and Warranties. The representations and warranties in the Credit Documents and in any certificate, document or financial or other statement furnished thereunder or in connection therewith (other than those which speak only as to an earlier date) shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality,” “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) on such Disbursement Date as if made on such Disbursement Date.

6.3.3 Required Equity Contributions. The Equity Contributions with respect to such Advance required pursuant to Section 4.1 shall have been fully funded (through allocations of Pre-Closing Equity Contributions (solely on the Closing Date) or Post-Closing Equity Contributions, as the case may be), and the proceeds thereof shall have been received by Equipment Supplier.

6.3.4 No Material Adverse Effect. At the time of such Advance, no circumstance shall exist, and no change of law or regulation of any Governmental Authority shall have occurred, that has had or could reasonably be expected to have a Material Adverse Effect.

6.3.5 Fees. Borrower shall have paid, or caused to be paid, all fees, expenses and other amounts then due under or in connection with the Credit Documents (except to the extent that such fees, expenses and other amounts are to be paid with proceeds of the requested Advance).

6.3.6 No Default or Event of Default. No Default or Event of Default shall have occurred and be continuing or would result from the making of the requested Advance.

6.3.7 Performance under Equipment Supply Agreement.

(A) Equipment Supplier shall have performed the work under the Equipment Supply Agreement corresponding to the requested Advance, as certified by Equipment Supplier in the applicable Equipment Supplier Disbursement Certificate, in each case, delivered in connection with the requested Advance.

(B) Without limiting the generality of Section 12.2, Borrower shall have waived its right to challenge or contest its obligations to repay such Advance (or any other Obligations) in the event that Borrower subsequently discovers that such work had not been performed by Equipment Supplier, in each case, as set forth in the applicable Borrower Disbursement Certificate.

6.3.8 Hermes Export Credit Guarantee Documents. Administrative Agent and Hermes Agent shall be satisfied that (a) the Hermes Export Credit Guarantee Documents are in full force and effect, (b) all applicable conditions under the Hermes Export Credit Guarantee Documents have been satisfied, (c) there shall not exist any material adverse effect on the ability of Borrower to perform its obligations under the Credit Documents to which it is a party, and (d) the Hermes Export Credit Guarantee Documents shall not be the subject of a dispute that potentially affects the validity or coverage of the guarantees thereunder. There shall be no outstanding notice from Hermes requesting, advising, instructing or requiring the Lenders to suspend the making of Advances.

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6.3.9 Equipment Supplier Lien Release. With respect to the Advance being made on the Final Disbursement Date, Equipment Supplier shall have delivered an executed copy of full lien releases with respect to its purchase money security interests in the Equipment granted to Equipment Supplier in accordance with Section 3 of the Term and Conditions to the Equipment Supply Agreement, which lien release shall be in form and substance reasonably satisfactory to Administrative Agent.

6.3.10 Closing Date. The Closing Date shall have occurred.

For certainty, the only condition to the making of Advances requested by Hermes Agent pursuant to clause (2) of Section 2.3.3(C) shall be that Hermes Agent shall have requested such Advance in accordance with clause (2) of Section 2.3.3(C).

SECTION 7. REPRESENTATIONS AND WARRANTIES

Borrower makes all of the following representations and warranties to and in favor of each Lender Party as of the Execution Date, the Closing Date and each Disbursement Date (except as such representations and warranties expressly relate to an earlier date, in which case, such representations and warranties shall be true and correct as of such earlier date):

7.1 Existence; Compliance with Law.

Borrower (a) is duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign limited liability company and in good standing under the laws of each jurisdiction where its ownership, lease or operation of its Property or the conduct of its business requires such qualification and (d) is in compliance with all Applicable Laws except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

7.2 Power; Authorization; Enforceability.

Borrower has the power and authority, and the legal right, to make, deliver and perform the Transaction Documents to which it is a party and to borrow hereunder. Borrower has taken all necessary limited liability company action to authorize the execution, delivery and performance of the Transaction Documents to which it is a party and to authorize the borrowings on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein, the borrowings hereunder or the execution, delivery, performance, validity or enforceability of any Transaction Documents (other than the filings referred to in Section 7.19). Each Transaction Document to which Borrower is a party that is in effect on the date this representation and warranty is made has been duly executed and delivered on behalf of Borrower. This Agreement constitutes, and each other Transaction Document to which Borrower is a party, upon execution, will constitute, a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its

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respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

7.3 No Conflict.

The execution, delivery and performance of the Credit Documents to which Borrower is a party by Borrower, the borrowings hereunder by Borrower and the use of the proceeds thereof will not violate any Applicable Law, any material Mine Document or any Organizational Document of Borrower and will not result in, or require, the creation or imposition of any Lien on any of its respective Properties or revenues pursuant to any Applicable Law or any such Mine Document.

7.4 Financial Information.

7.4.1 Financial Statements. Each of the consolidating (if requested) and consolidated audited balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor and its Subsidiaries as of and for the fiscal years ended December 31, 2007, December 31, 2008 and December 31, 2009, copies of which have heretofore been furnished to each Lender, present fairly the financial condition and results of operation and cash flows of Guarantor and its Subsidiaries as of such date and for such period. The unaudited balance sheet and the related statements of income, stockholder’s equity and cash flow of each Credit Party as of and for the fiscal quarter ended March 31, 2010 and (in the case of Borrower) the fiscal years ended December 31, 2007, December 31, 2008 and December 31, 2009, copies of which have heretofore been furnished to each Lender, present fairly the financial condition and results of operations and cash flows of such Credit Party as of such date and for such periods.

7.4.2 No Contingent Liabilities. No Credit Party has any material contingent liability, liability for Taxes or any long-term leases or unusual forward or long-term commitments, including interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, in each case, that was outstanding or otherwise in existence during any of the periods described in Section 7.4.1 that are not reflected in the financial statements described in Section 7.4.1.

7.5 No Material Adverse Effect.

Since December 31, 2009, there has been no event that has had or could reasonably be expected to have a Material Adverse Effect.

7.6 No Litigation.

No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Borrower, threatened by or against Borrower or any of its Properties or revenues (a) with respect to any of the Transaction Documents or any of the transactions contemplated thereby or (b) that could reasonably be expected to have a Material Adverse Effect.

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7.7 No Default.

Borrower is not in default in any material respect under or with respect to any of its material Contractual Obligations. No Default or Event of Default has occurred and is continuing.

7.8 Sole Purpose Nature; No Subsidiaries.

Borrower has not conducted and is not conducting any business or activities other than businesses and activities directly or indirectly relating to the ownership, development, construction, operation, maintenance and financing of the Deer Run Mine and business activities reasonably related thereto.

Other than as approved by Administrative Agent in accordance with Section 9.10, Borrower has no Subsidiaries and does not own any Capital Stock of any Person.

7.9 Accuracy of Information, etc.

No statement or information contained in any Credit Document or any other document, certificate or statement furnished to any Lender Party by or on behalf of any Credit Party for use in connection with the transactions contemplated by the Credit Documents (including the financial statements referred to in Section 7.4.1), taken as a whole, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained herein or therein not misleading.

7.10 Title to Property.

Borrower is the sole owner of, legally and beneficially, and has good marketable and insurable title in fee simple to, or a valid leasehold interest in, all its Property (including the Deer Run Mine), and none of such Property is subject to any claims, liabilities, obligations, charges or restrictions of any kind, nature or description or to any Lien other than General Permitted Liens and Equipment Permitted Liens. At the time this representation is made, Borrower has Mining Title to all Mining Facilities covered by outstanding Governmental Approvals issued to Borrower to the extent necessary to conduct its business as currently conducted and to utilize such properties for their intended purpose at such time. The properties of Borrower that are material to its business, taken as a whole, are in good operating order, condition and repair (ordinary wear and tear excepted) constitutes all the property that is required for the business and operations of Borrower as conducted on the date this representation is made or repeated.

7.11 Intellectual Property.

Borrower owns, or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property or the validity or effectiveness of any Intellectual Property, nor does Borrower know of any valid basis for any such claim in each case, that could reasonably be expected to result in a Material Adverse Effect. The use of Intellectual Property by Borrower does not infringe on the rights of any Person in such Intellectual Property in any material respect.

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7.12 Taxes.

7.12.1 Filing; Payment. Borrower (a) has timely filed or caused to be timely filed all federal and material other Tax returns required to have been filed by or with respect to it, and each such Tax return is complete and accurate in all material respects and (b) has timely paid or caused to be timely paid all material Taxes shown thereon to be due and payable by it and all other material Taxes or assessments (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of Borrower).

7.12.2 No Liens. (a) No Liens for material Taxes (other than General Permitted Liens) have been filed with respect to the assets of Borrower, and no unresolved claim has been asserted in writing to Borrower or its Affiliates or members with respect to any material Taxes of Borrower, and (b) no waiver or agreement by Borrower is in force for the extension of time for the assessment or payment of any material Tax that has not expired, and, to Borrower’s knowledge, no request for any such extension or waiver is currently pending. There is no pending or threatened in writing audit or investigation by any Taxing Authority with respect to Borrower.

7.12.3 Pass-Through Entity. Borrower is, and has been since its formation, a Pass-Through Entity. Borrower is not subject to entity-level Tax for state, local or foreign income or franchise Tax purposes. Borrower has not engaged in any “listed transaction” (as defined in Treasury Regulation Section 1.6011-4) or made any disclosure under Treasury Regulation Section 1.6011-4.

7.13 Federal Regulations.

Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock. No part of the proceeds of any Term Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, (a) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose, or (b) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the Regulations of the Board, including Regulation U or Regulation X.

7.14 ERISA.

Borrower, each ERISA Affiliate and each Plan is in compliance with all applicable provisions and requirements of ERISA and the Code and the regulations and published interpretations thereunder, except for failures to so comply which could not reasonably be expected to result in a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur that would subject Borrower to any Tax, penalty or other liabilities, which Tax, penalty or other liabilities which individually or in the aggregate could reasonably be

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expected to result in a Material Adverse Effect. The excess in the present value of all benefit liabilities under each Plan (based on those assumptions used to fund such Plan), as of the last annual valuation date applicable thereto, over the fair market value of the assets of such Plan could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. As of the most recent valuation date for each Multiemployer Plan, the potential liability of Borrower and its ERISA Affiliates for a complete withdrawal from such Multiemployer Plan, when aggregated with such potential liability for a complete withdrawal from all Multiemployer Plans, is zero. Borrower and each of its ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to any payments to a Multiemployer Plan.

7.15 Black Lung Act and Coal Act.

Except as could not reasonably be expected to have a Material Adverse Effect, (a) Borrower and each of its Affiliates are in compliance with both the Black Lung Act and the Coal Act and the regulations promulgated thereunder, (b) none of Borrower or any of its Affiliates has incurred any liability under the Black Lung Act, Coal Act and their respective regulations, (c) Borrower, each of its Affiliates and their respective “related persons” (as defined in Section 9701(c) of the Code) are in compliance with the Coal Industry Retiree Health Benefit Act of 1992 and any regulations promulgated thereunder, and (d) none of Borrower, any of its Affiliates or their respective “related persons” has incurred any liability under the Coal Industry Retiree Health Benefit Act of 1992.

7.16 Investment Company Act.

Borrower is not an “investment company” within the meaning of or otherwise subject to regulation under, the Investment Company Act of 1940, as amended.

7.17 Environmental Matters.

7.17.1 Compliance. Other than exceptions to any of the following that (a) could not reasonably be expected to result in liability to Borrower in excess of $5,000,000 or (b) could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect:

(A) Borrower (1) is, and has been, in compliance with all applicable Environmental Laws; (2) holds all Environmental or Mining Permits (each of which is in full force and effect) required for its current operations (including all Environmental or Mining Permits required for the Mining Facilities or any active construction or expansion thereof); and (3) is, and has been, in compliance with its Environmental or Mining Permits;

(B) Borrower has no reason to expect that (1) any action or challenge would result in the preclusion of the issuance of, or the revocation or termination of, any of its Environmental or Mining Permits or (2) any Environmental or Mining Permits necessary for the Mining Facilities or any other reasonably

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foreseeable operations or expansions (including any renewals of existing Environmental or Mining Permits) will not be obtainable in the ordinary course of the applicable permitting processes;

(C) there has been no Hazardous Materials Activity by Borrower at, on, under, in, or about any Real Property now or formerly owned, leased or operated by Borrower or at any other location (including any location to which Hazardous Materials have been sent for re-use or recycling or for treatment, storage, or disposal) which could reasonably be expected to (1) give rise to liability of Borrower under any applicable Environmental Law or otherwise result in costs to Borrower, (2) interfere with Borrower’s operations or (3) impair the fair saleable value of any Real Property owned or leased by Borrower; provided however that, in the case of this clause (3), Borrower may have engaged in Hazardous Materials Activities typically engaged in by a reasonably prudent Person engaged in coal mining, processing and selling activities and that are in compliance with Environmental Law;
(D) there are no pending or, to the knowledge of Borrower, threatened Environmental or Mining Claims related to Borrower or the Deer Run Mine;

(E) Borrower has not received any written request for information, or been notified that it is a potentially responsible party under or relating to any Environmental Law;

(F) Borrower has not entered into or agreed to any consent decree, order, or settlement or other agreement, or is subject to any judgment, decree, or order or other agreement, in any judicial, administrative, arbitral, or other forum for dispute resolution, relating to compliance with or liability under any Environmental Law;

(G) Borrower has not assumed or retained, by contract or operation of law, any current liabilities of any kind, fixed or contingent, under any Environmental Law or with respect to any Hazardous Material;

(H) there are no Black Lung Liabilities pending, threatened against Borrower, nor have any Black Lung Liabilities been assumed by Borrower; and

(I) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not require any notification, registration, filing, reporting, disclosure, investigation, response, remediation or cleanup pursuant to any Environmental Law.

7.17.2 No Mining Accidents. There have not been any Mining Accidents with respect to the Mining Facilities that would reasonably be expected to (a) result in liability in excess of $5,000,000 or (b) have, either individually or in the aggregate, a Material Adverse Effect.

7.17.3 No Violations. Borrower has not been (a) barred for a period of 30 or

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more consecutive days from receiving surface or underground Environmental or Mining Permits pursuant to the permit blockage provisions of the Surface Mining Control and Reclamation Act, 30 U.S.C. §§1201 et seq. and the regulations promulgated thereunder or pursuant to any other Environmental Law or (b) been subject to any injunction or closure order pursuant to any Mining Law or pursuant to any Environmental or Mining Permit.

7.17.4 Access to Administrative Agent. Borrower has provided Administrative Agent with access to all material records and files in the possession, custody or control of, or otherwise reasonably available to Borrower concerning compliance with or liability under Environmental Law, including those concerning any Hazardous Materials Activity at the Mining Facilities.

7.18 Solvency.

Borrower is, and after giving effect to the transactions contemplated by the Credit Documents and the incurrence of all Indebtedness and obligations being incurred in connection therewith, will be Solvent.

7.19 Sufficiency of Rights.

All easements, leasehold and other property interests, and all utility and other services, means of transportation, facilities, other materials and other rights that can reasonably be expected to be necessary for the construction, completion, operation and maintenance of the Deer Run Mine in accordance with Applicable Law and the Transaction Documents (including gas, electrical, water and sewage services and facilities) have been procured under the Mine Documents or are commercially available to the Deer Run Mine, and, to the extent appropriate, arrangements have been made on commercially reasonable terms for such easements, interests, services, means of transportation, facilities, materials and rights.

7.20 Governmental Approvals.

No material Governmental Approval is or will be required in connection with (a) the due execution, delivery and performance by Borrower of the Credit Documents to which it is a party or (b) the consummation of the transactions contemplated hereunder by Borrower, other than (i) such as have been made or obtained and are in full force and effect, (ii) any Governmental Approvals that are not yet necessary for the business, operations, ownership and maintenance of the Deer Run Mine as currently conducted, and (iii) such as are required by securities, regulatory or Applicable Law in connection with an exercise of remedies.

7.21 Insurance.

Borrower maintains with financially sound and reputable insurance companies insurance on all its Property of the type and in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business, and all applicable policies are in full force and effect and all premiums in respect thereof have been paid in full. Borrower (a) has not received notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will

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have to be made in order to continue such insurance and (b) has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that could not reasonably be expected to have a Material Adverse Effect.

7.22 Foreign Assets Control Regulations.

The use of the proceeds of the Term Loans by Borrower will not violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. No Credit Party (a) is or will become a Person or entity described by section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (12 C.F.R. 595), and no Credit Party engages in dealings or transactions with any such Persons or entities, or (b) is in violation of the USA PATRIOT Act.

7.23 Anti-Terrorism Laws.

Neither Borrower nor any Affiliate of Borrower is in violation of any Anti-Terrorism Laws. The use of the proceeds of the Term Loans by Borrower will not violate any Anti-Terrorism Laws.

7.24 Use of Proceeds.

Borrower has used the proceeds of all Advances in accordance with the terms and conditions of the Credit Documents.

SECTION 8. AFFIRMATIVE COVENANTS

Borrower covenants and agrees that, until the Discharge Date, Borrower shall:

8.1 Financial Statements.

Furnish (or cause to be furnished) to Administrative Agent (for distribution to each Lender):

(i) as soon as available, but in any event within 120 days after the end of each fiscal year of the Credit Parties commencing with the fiscal year ending December 31, 2010, a copy of each of the consolidating (if requested) and consolidated audited (in the case of Guarantor and its Subsidiaries) or unaudited (in the case of Borrower) balance sheet of each Credit Party as at the end of such year and the related consolidating (if applicable) and consolidated audited (in the case of Guarantor and its Subsidiaries) or unaudited (in the case of Borrower) statements of income and of cash flows for such year, setting forth in each case in comparative form the figures as of the end of and for the previous year, in each case under this paragraph (i), reported on without a “going concern” or any successor qualification or exception thereto, or any material qualification arising out of the scope of the audit, by Ernst & Young LLP or other independent certified public accountants of nationally recognized standing; and

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(ii) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of the Credit Parties, each of the consolidating (if requested) and consolidated unaudited balance sheet of each of Guarantor and its Subsidiaries and unaudited balance sheet of Borrower as at the end of such quarter and, in each case, the related consolidating (if requested) and consolidated (in the case of Guarantor and its Subsidiaries) unaudited statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures as of the end of and for the corresponding period in the previous year, certified by a Responsible Officer of such Credit Party as being fairly stated in all material respects (subject to normal year-end audit adjustments).

All financial statements delivered pursuant to paragraph (i) or (ii) above shall be complete and correct in all material respects and to be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

8.2 Certificates; Other Information; Notices.

Furnish to Administrative Agent (for distribution to each Lender or, in the case of paragraph (vi) below, to the applicable Lender):

(i) concurrently with the delivery of any financial statements pursuant to Section 8.1, a certificate of a Financial Officer of Borrower certifying that (A) to the knowledge of such Financial Officer, no Event of Default or Default has occurred and is continuing or, if such Financial Officer has knowledge that an Event of Default or Default has occurred and is continuing, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto (other than litigation strategy and related documentation subject to attorney-client privilege), and (B) no material adverse change in the consolidated assets, liabilities, operations or financial condition of Borrower has occurred since the date of the immediately preceding financial statements provided to Administrative Agent and Hermes Agent or, if a material adverse change has occurred, the nature of such change;

(ii) no later than ten Business Days prior to the effectiveness thereof, copies of substantially final drafts of any proposed amendment, supplement, waiver or other modification with respect to any Organizational Document of any Credit Party;

(iii) (A) during the Construction Period, promptly upon effectiveness thereof, any modification to the Construction Budget and (B) during the Operating Period, promptly upon adoption thereof, a copy of the Annual Operating Budget with respect to the Deer Run Mine for each fiscal year (or portion thereof) occurring during the Operating Period;

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(iv) within 30 days following (A) the last day of each calendar quarter occurring during the Construction Period, a reasonably detailed summary of the development and construction of the Deer Run Mine for such calendar quarter, and (B) the last day of each calendar quarter occurring during the Operating Period, a reasonably detailed summary of the operations and production of the Deer Run Mine for such calendar quarter;

(v) promptly, such additional financial and other information as any Lender may from time to time reasonably request through Administrative Agent, including with respect to applicable “know your customer” and Anti-Terrorism Laws (including the USA Patriot Act);

(vi) promptly upon request by Administrative Agent, copies of (A) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed with the Internal Revenue Service with respect to a Plan, (B) the most recent actuarial valuation report for any Plan, (C) all notices received from a Multiemployer Plan sponsor or any governmental agency concerning an ERISA Event and (D) promptly upon request by Administrative Agent, such other documents or governmental reports or filings relating to any Plan or Multiemployer Plan as Administrative Agent shall reasonably request; and

(vii) promptly upon becoming aware thereof, notice of the following (together with a statement of a Responsible Officer of Borrower setting forth details of the occurrence referred to therein and stating what action Borrower proposes to take with respect thereto) (for distribution to each Lender):

(A) the occurrence of any Default or Event of Default;

(B) any default or event of default (or alleged default) under, or earlier termination of, the Equipment Supply Agreement;

(C) any litigation, investigation or proceeding which may exist at any time between Borrower and any Governmental Authority, that, if adversely determined, could reasonably be expected to have a Material Adverse Effect;

(D) any litigation or proceeding affecting Borrower (1) in which the amount involved is $5,000,000 or more and not covered by insurance, (2) in which injunctive or similar relief is sought or (3) which relates to any Transaction Document;

(E) any casualty, damage or loss to (1) the Equipment or (2) the Deer Run Mine (other than the Equipment), in each case, whether or not insured, through fire, theft, other hazard or casualty, or through any act or omission of Borrower, its employees, agents, contractors, consultants or representatives, or of any other Person, if such casualty, damage or loss, in the case of clause (2), affects Borrower or the Deer Run Mine in excess of $5,000,000 for any one such event or $10,000,000 in the aggregate in any policy period;

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(F) the occurrence of (1) any ERISA Event, (2) the adoption of any new Plan by Borrower or any ERISA Affiliate, (3) the adoption of an amendment to a Plan or (4) the commencement of contributions by Borrower or any ERISA Affiliate to a Plan or Multiemployer Plan, in each case, if such occurrence could reasonably be expected to result in a Material Adverse Effect; and

(G) any event that has had or could reasonably be expected to have a Material Adverse Effect.

8.3 Maintenance of Title and Existence.

(a) Maintain good and valid title to all of its Properties (that are individually or in the aggregate material), subject only to General Permitted Liens and Equipment Permitted Liens and other than those Properties disposed of in accordance with this Agreement and the other Credit Documents, and (b) preserve, renew and keep in full force and effect its existence as a limited liability company and all material rights, privileges and franchises necessary in the normal conduct of its business.

8.4 Compliance with Law.

(a) Take all reasonable action to maintain all rights, privileges and Governmental Approvals necessary in the normal conduct of its business and comply with all Applicable Law and (b) promptly take any and all actions necessary to (i) cure any violation of applicable Environmental Laws or Mining Laws that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000; (ii) make an appropriate response to any Environmental or Mining Claim against Borrower and discharge any obligations it may have to any Person thereunder where failure to do so could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000; (iii) comply, and use commercially reasonable efforts to cause all contractors, lessees and other Persons occupying any Real Property to comply, with all Environmental Laws, Mining Laws and Environmental or Mining Permits where the failure to do so could reasonably be expected to result in liability to Borrower in excess of $5,000,000; and (iv) obtain, maintain in full force and effect and renew all material Environmental or Mining Permits applicable to its operations and Real Property.

8.5 Payment of Obligations.

Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature (including all Taxes and amounts under the Equipment Supply Agreement), other than with respect to any such obligation the amount or validity of which is currently being contested in good faith by appropriate proceedings and for which reserves in conformity with GAAP have been provided on the books of Borrower.

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8.6 Maintenance of Property; Insurance.

(a) Keep all Property and systems useful and necessary in its business in good working order and condition, ordinary wear and tear excepted, (b) cause the Deer Run Mine to be constructed, operated and maintained in compliance in all material respects with the Construction Budget (as modified from time to time) and the terms and provisions of all Environmental or Mining Permits and in accordance with Prudent Operating Practice and (c) maintain with financially sound and reputable insurance companies insurance on all its Property of the type and in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business, provided such insurance is available on commercially reasonable terms (and Borrower shall provide Administrative Agent with reasonable evidence of such insurance coverage from time to time and as requested by Administrative Agent); provided that Borrower shall procure and maintain insurance in compliance with this clause (c) for the preparation plant owned by Borrower at all times from and after the commencement of operation of such preparation plant.

8.7 Inspection of Property; Books and Records; Discussions.

(a) Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and, in all material respects, all Applicable Law shall be made of all dealings and transactions in relation to its business and activities and (b) permit representatives of (i) Hermes and Administrative Agent to, at Borrower’s expense, visit and inspect any of its properties once a year and (ii) subject to the last sentence of this Section 8.7, any Lender and the Independent Engineer to visit and inspect any of its properties and examine and, at Borrower’s expense, make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss the business, operations, properties and financial and other condition of Borrower with officers and employees of Borrower and with its independent certified public accountants; provided that, if such visit and inspection occurs at a time when no Default or Event of Default has occurred and is continuing, such visit and inspection by Lenders shall be coordinated through Administrative Agent and shall be limited to (A) four visits and inspections during any consecutive 12-month period occurring in whole or in part during the Construction Period and (B) two visits and inspections during any consecutive 12-month period occurring in whole during the Operating Period (in each case, subject to compliance with Applicable Law and Borrower’s standard policies concerning mine safety).

8.8 Environmental Laws; Mining Laws.

Deliver to Administrative Agent (for distribution to each Lender):

(i) as soon as practicable following receipt thereof, copies of all environmental or mining audits, investigations, analyses and reports of any kind or character, except for those required to be prepared in the normal course of mining operations, whether prepared by personnel of Borrower or by independent consultants, governmental authorities or any other Persons, with respect to significant environmental matters at any Property or with respect to any Environmental or Mining Claims if such matters or Environmental or Mining Claims could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000;

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(ii) promptly after the occurrence thereof, written notice describing in reasonable detail (A) any Release required to be reported to any Governmental Authority under any applicable Environmental Laws that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000, (B) any remedial action taken by Borrower or any other Person in response to (1) any Hazardous Materials Activities the existence of which has a reasonable possibility of resulting in one or more Environmental or Mining Claims that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000 or (2) any Environmental or Mining Claims that could reasonably be expected to result in liability of Borrower in excess of $5,000,000, and (C) any matter or occurrence that could reasonably be expected to result in an injunction or the issuance of any closure order pursuant to any Mining Law or pursuant to any Environmental or Mining Permit or otherwise related to the Mining Facilities;

(iii) as soon as practicable following the sending or receipt thereof by Borrower, a copy of any and all written communications with respect to (A) any Environmental or Mining Claims (including any citations and orders issued pursuant to any Mining Law) that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000, (B) any Release required to be reported to any Governmental Authority and that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000, and (C) any request for information from any Governmental Authority or other Person that suggests such Person is investigating whether Borrower may be potentially responsible for any Hazardous Materials Activity that could reasonably be expected to result in liability to the or otherwise related to the Mining Facilities in excess of $5,000,000;

(iv) prompt written notice describing in reasonable detail (A) any proposed acquisition of stock, assets, or property by Borrower that could reasonably be expected to (1) expose Borrower to, or result in, Environmental or Mining Claims that could reasonably be expected to result in liability to Borrower or otherwise related to the Mining Facilities in excess of $5,000,000, or (2) affect the ability of Borrower to maintain in full force and effect all material Environmental or Mining Permits required for their respective operations, and (B) any proposed action to be taken by Borrower to modify current operations in a manner that could reasonably be expected to subject Borrower to any additional material obligations or requirements under any Environmental Laws or Mining Laws the cost of which would exceed $5,000,000; and

(v) with reasonable promptness, such other documents and information as from time to time may be reasonably requested by Administrative Agent in relation to any matters disclosed pursuant to this Section 8.8.

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8.9 Environmental or Mining Permits.

Obtain, maintain in full force and effect and comply with all Environmental or Mining Permits required for the business and operations of Borrower as conducted, except to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

8.10 Equipment Supply Agreement; Liability Allocation Agreements.

Maintain in full force and effect, preserve, protect and defend its rights under and take all commercially reasonable actions necessary to prevent termination or cancellation of, (a) the Equipment Supply Agreement, (b) the Huntington Liability Allocation Agreements and (c) any other Liability Allocation Agreement.

8.11 Further Assurances.

Upon the request of an Agent, Borrower shall execute and deliver, or cause to be executed and delivered, all documents as shall be necessary or that such Agent shall reasonably request in connection with the rights and remedies of the Lender Parties under the Credit Documents and each Equipment Supplier Disbursement Certificate, and perform such other reasonable acts as may be necessary to carry out the intent of the Credit Documents and each Equipment Supplier Disbursement Certificate.

8.12 Separate Existence.

(a) Maintain its own separate books and records and bank accounts, (b) at all times conduct its business solely in its own name in a manner not misleading to other Persons as to its identity (including through the use of separate stationary, signage and business cards), (c) file its own Tax returns as may be required under Applicable Law, and pay any Taxes required to be paid under Applicable Law, (d) not commingle its assets with assets of any other Persons and hold all of its assets in its own name, (e) comply in all material respects with all organizational formalities to maintain its separate existence, (f) maintain separate financial statements, showing its assets and liabilities separate and apart from those of any other Person and (g) correct any known misunderstanding regarding its separate identity and not identify itself as a division of any other Person.

8.13 Tax Treatment.

Ensure that Borrower is and shall remain a Pass-Through Entity.

8.14 Use of Proceeds.

Use the proceeds of (a) the Term Loans only for the purposes specified in Section 2.5 (it being understood that no Lender Party shall have any obligation to monitor Borrower’s use of the proceeds of the Term Loans) and (b) any loans under any Indirect Affiliate Indebtedness (including the Huntington Debt) the proceeds of which are received by Borrower only for the construction, development, operation, maintenance, ownership and related costs of the Mining Facilities.

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8.15 Delivery of Quarterly Updated Projections.

Deliver the Quarterly Updated Projections, in form and substance reasonably satisfactory to Administrative Agent, on the last Business Day of each fiscal quarter.

8.16 Certification of Compliance with Financial Covenants.

Within 30 days following the last day of each Semi-Annual Period commencing with the first full Semi-Annual Period ending during the Operating Period, Borrower shall deliver a certificate of a Responsible Officer of Borrower certifying as to Borrower’s compliance with each financial covenant set forth in Section 9.14 (which certificate shall include reasonably detailed calculations with respect to the determination of the ratios set forth in Section 9.14).

8.17 Hermes-Requested Information.

Upon request by Hermes Agent, promptly provide to Hermes Agent (and with a copy to Administrative Agent) all financial, technical and other information as Hermes Agent advises Borrower that Hermes has requested pursuant to the Hermes Export Credit Guarantee Documents.

SECTION 9. NEGATIVE COVENANTS

Borrower covenants and agrees that, until the Discharge Date, Borrower shall not:

9.1 Indebtedness.

Create, incur, assume or suffer to exist any Indebtedness, unless after giving effect to such creation, incurrence, assumption or sufferance, Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14, (a) with respect to any such creation, incurrence, assumption or sufferance during the Construction Period, for the first two full Semi-Annual Periods occurring after the Commercial Operation Date, and (b) with respect to any such creation, incurrence, assumption or sufferance during the Operating Period, for the two Semi-Annual Periods ending on the following two Semi Annual Dates and shall deliver a Financial Covenant Compliance Certificate evidencing such compliance; provided however that Borrower may incur Indebtedness with an aggregate principal amount of up to $5,000,000 (individually in the case of such Indebtedness or series of related Indebtedness) or $25,000,000 (in the aggregate in the case of all such Indebtedness) and may also incur any Indebtedness set forth on Schedule 9.1, in each case, without submission of a Financial Covenant Compliance Certificate as described above.

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9.2 Liens.

Create, incur, assume or suffer to exist any Lien upon (a) the Equipment, whether now owned or hereafter acquired, other than Equipment Permitted Liens, or (b) the Equipment Supply Agreement.

9.3 Fundamental Changes.

(a) Enter into any merger, consolidation or amalgamation (other than any merger that (i) could not reasonably be expected to have a Material Adverse Effect, (ii) would not result in a Change of Control and (iii) would result in Borrower being the surviving Person), or (b) liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or dispose of all or substantially all of its Property or business.

9.4 Disposition of Property.

Sell, transfer or otherwise dispose of (a) any Equipment, whether now owned or hereafter acquired, or (b) any of its other Property (including receivables and leasehold interests), whether now owned or hereafter acquired, unless, after giving effect to such disposition described in clause (b), Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14, (a) with respect to any such incurrence during the Construction Period, for the first two full Semi-Annual Periods occurring after the Commercial Operation Date, and (b) with respect to any such incurrence during the Operating Period, for the two Semi-Annual Periods ending on the following two Semi Annual Dates and shall deliver a Financial Covenant Compliance Certificate evidencing such compliance; provided however that Borrower may, without submission of a Financial Covenant Compliance Certificate as described above in this Section 9.4, (i) dispose of obsolete or worn out property in the ordinary course of business, (ii) sell inventory in the ordinary course of business (including forward coal sales in the ordinary course of business), (iii) enter into any sale-leaseback transaction (other than with respect to the Equipment) to the extent entered into in the ordinary course of business of Borrower and upon arm’s length terms, and (iv) during any calendar year, sell, transfer or otherwise dispose of up to $5,000,000 (individually or in a series of related transactions) of its Property (including receivables and leasehold interests but excluding the Equipment).

9.5 Restricted Payments.

Make any Restricted Payment other than, solely during the Operating Period, Restricted Payments to Guarantor of excess cash after the payment of Debt Service and other amounts paid or payable by Borrower so long as, at the time of such Restricted Payment, Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14 for the following two Semi-Annual Periods and has delivered a Financial Covenant Compliance Certificate with respect to such time.

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9.6 Investments.

Make any investments of funds (whether by purchase of stocks, bonds, notes or other securities, loan, extension of credit, advance or otherwise) other than (a) extensions of trade credit in the ordinary course of business, (b) Capital Expenditures and (c) ordinary course investments in cash equivalents.

9.7 Transactions with Affiliates.

Enter into any transaction, including any purchase, sale, lease or exchange of Property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate unless such transaction is (a) otherwise not prohibited under this Agreement, (b) in the ordinary course of business of Borrower and (c) upon fair and reasonable terms no less favorable to Borrower than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate.

9.8 Lines of Business.

Conduct any business or activities other than businesses and activities directly or indirectly relating to the ownership, development, construction, operation, maintenance and financing of the Deer Run Mine and business activities reasonably related thereto.

9.9 Fiscal Year, Name, Location and EIN.

Change (a) Borrower’s name, federal employer identification number or the location of its principal place of business to any location within the United States without 30 days prior written notice to Administrative Agent and Hermes Agent or (b) Borrower’s principal place of business to any location outside of the United States.

9.10 No Subsidiaries or Joint Ventures.

(a) Create, form or acquire any subsidiary without the prior written approval thereof by Administrative Agent; provided that, immediately upon any such creation, formation or acquisition, (i) the newly created, formed or acquired subsidiary shall enter into a guaranty of the Obligations, which guaranty shall (A) include applicable representations, warranties, covenants and other obligations similar to such provisions set forth in this Agreement and otherwise be in form and substance reasonably satisfactory to Administrative Agent and (B) shall, upon execution and delivery and thereafter, be deemed to constitute a Credit Document, and (ii) Borrower and Administrative Agent (on behalf of the Lenders) shall enter into such amendments and other modifications of this Agreement as are deemed by Administrative Agent to be necessary or appropriate in connection with such creation, formation or acquisition, or (b) enter into any partnership or joint venture.

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9.11 Modification of Certain Documents.

Without the prior written consent of the Required Lenders (acting in consultation with the Independent Engineer, if necessary), amend, supplement, waive, cancel, terminate or otherwise modify (a) the Equipment Supply Agreement (including with respect to any modification of the payment schedule attached thereto), (b) any Organizational Document of Borrower or (c) any Liability Allocation Agreement.

9.12 ERISA.

Maintain, sponsor or contribute to (or be required to maintain, sponsor or contribute to) any employee benefit plans subject to ERISA.

9.13 Regulations.

Directly or indirectly apply any part of the proceeds of any Term Loan or other revenues to the purchasing or carrying of any Margin Stock.

9.14 Financial Covenants.

9.14.1 Debt Service Coverage Ratio. (a) As of the last day of each full Semi-Annual Period occurring during each time period specified below, not permit its Historical Debt Service Coverage Ratio or its Projected Debt Service Coverage Ratio to be less than the ratio set forth opposite such period below:

TIME PERIOD	MINIMUM HISTORICAL DEBT SERVICE COVERAGE RATIO AND PROJECTED DEBT SERVICE COVERAGE RATIO
Commercial Operation Date through December 31, 2015	3.00:1.00
June 30, 2016 through the Discharge Date	4.00:1.00

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9.14.2 Leverage Ratio. As of the last day of each full Semi-Annual Period occurring during each time period specified below, not permit its Historical Leverage Ratio or Projected Leverage Ratio to exceed the following ratios set forth opposite such time period below:

TIME PERIOD	MAXIMUM HISTORICAL LEVERAGE RATIO AND PROJECTED LEVERAGE RATIO
Commercial Operation Date through December 31, 2012	2.25:1.00
June 30, 2013 through December 31, 2015	1.75:1.00
June 30, 2016 through December 31, 2017	1.50:1.00
June 30, 2018 through the Discharge Date	1.00:1.00

SECTION 10. EVENTS OF DEFAULT

10.1 Events of Default.

The occurrence of any of the following events shall constitute an Event of Default hereunder:

10.1.1 Payment. (a) Borrower shall fail to pay any principal of or interest on any Term Loan within three Business Days after such principal or interest becomes due in accordance with the terms hereof or (b) Borrower shall fail to pay any other amount payable hereunder or under any other Credit Document within five Business Days after any such other amount becomes due in accordance with the terms hereof or thereof.

10.1.2 Representation or Warranty. Any representation or warranty made or deemed made by any Credit Party in any Credit Document or contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with any Credit Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made or furnished and the fact giving rise to such inaccuracy shall continue unremedied for a period of 30 days after the earlier of (a) knowledge thereof of Borrower and (b) receipt by Borrower of notice thereof from any Lender Party.

10.1.3 Covenants with No Cure Period. The applicable Credit Party shall default in the observance or performance of any agreement contained in (a) Section 8.2(vii)(A), 8.3(b) or 9 or (b) Sections 2.1.1, 4.3, 4.4, 4.5 and 4.6 of the Foresight Guaranty.

10.1.4 Covenants with Cure Period. Any Credit Party shall default in the observance or performance of any other agreement contained in any Credit Document (other than as provided in another Section of this Section 10.1), and such default shall continue unremedied for a period of 30 days after the earlier of (a) Borrower’s obtaining knowledge thereof and (b) receipt by Borrower of notice thereof from any Lender Party; provided that, if (i)

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such default cannot be cured within such 30 day period, (ii) such default is susceptible of cure within 90 days, (iii) the relevant Credit Parties are proceeding with diligence and in good faith to cure such default, (iv) the existence of such default has not had and could not reasonably be expected to have a Material Adverse Effect and (v) Administrative Agent shall have received a certificate of a Responsible Officer of Borrower to the effect of clauses (i) through (iv) above and stating what action the Credit Parties are taking to cure such default, then such 30 day cure period shall be extended to such date, not to exceed 90 days, as shall be necessary for the Credit Parties to diligently cure such default.

10.1.5 Other Indebtedness. Any Credit Party shall default beyond any applicable grace period in making any payment of any principal of or interest on any Indebtedness (other than the Term Loans) or in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity; provided however that it shall not be an Event of Default if any such default or condition occurs with respect to (a) an ARS Loan or (b) any Indebtedness with an aggregate principal amount of, in the case of Borrower, $5,000,000 or less, or, in the case of Guarantor, $25,000,000 or less, in each case, on the due date with respect thereto.

10.1.6 Equipment Supply Agreement.

(A) Borrower Breach. Borrower shall be in breach in any material respect of, or in default in any material respect under, the Equipment Supply Agreement and such breach or default shall continue unremedied for the lesser of (1) a period of ten Business Days from the time Borrower obtains knowledge thereof and (2) such period of time under the Equipment Supply Agreement which Borrower has available to it in which to remedy such breach or default.

(B) Equipment Supplier Breach. Equipment Supplier shall be in breach of, or in default under, the Equipment Supply Agreement and such breach or default (1) has had, or could reasonably be expected to have, a Material Adverse Effect and (2) shall continue unremedied for the lesser of (x) a period of ten Business Days from the time Borrower obtains knowledge thereof and (y) such period of time under the Equipment Supply Agreement which Borrower has available to it in which to remedy such breach or default.

(C) Termination. (1) The Equipment Supply Agreement shall terminate or shall be declared null and void (except upon fulfillment of such party’s obligations thereunder or the scheduled expiration of the term of the Equipment Supply Agreement), or (2) any provision in the Equipment Supply Agreement shall for any reason cease to be valid and binding on any party thereto (other than Borrower), other than, in the case of clause (2) above, (x) any such failure to be valid and binding that could not reasonably be expected to have a Material Adverse Effect or (y) to the extent that such provision is restored or replaced by a replacement provision in form and substance reasonably acceptable to Administrative Agent within a ten-day period thereafter.

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10.1.7 Bankruptcy. (a) Any Credit Party shall commence any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or such Credit Party shall make a general assignment for the benefit of its creditors; or (b) there shall be commenced against any Credit Party any case, proceeding or other action of a nature referred to in clause (a) above that (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged and unbonded for a period of 60 days; or (c) there shall be commenced against any Credit Party any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (d) any Credit Party shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (a), (b), or (c) above; or (e) any Credit Party shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due.

10.1.8 ERISA. (a) One or more ERISA Events shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect, or (b) any fact or circumstance shall exist that could reasonably be expected to result in the imposition of a Lien or security interest under Section 430(k) of the Code or under Section 303(k) of ERISA or a violation of Section 436 of the Code that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

10.1.9 Judgments. One or more judgments or decrees shall be entered against Borrower involving a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $5,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

10.1.10 Abandonment of Deer Run Mine. (a) The construction or operation, as the case may be, of the Deer Run Mine shall have been abandoned for a period of at least 30 consecutive days or (b) any material portion of Borrower’s property is damaged, seized or appropriated without applicable insurance proceeds (subject to the underlying deductible) or fair value being paid therefor; provided that, with respect to clause (a) above, an event of force majeure and maintenance and repairs to the Deer Run Mine (whether or not scheduled) shall not constitute abandonment of the Deer Run Mine, so long as Borrower is diligently attempting to end such suspension or unavailability.

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10.1.11 Credit Documents. Any Credit Document or Equipment Supplier Disbursement Certificate shall cease, for any reason, to be in full force and effect or any Credit Party or any Affiliate of any Credit Party shall so assert.

10.1.12 Liability Allocation Agreements.

(A) Breach. Any party to a Liability Allocation Agreement shall be in breach of, or in default under, such Liability Allocation Agreement and such breach or default (1) has had, or could reasonably be expected to have, a Material Adverse Effect and (2) shall continue unremedied for the lesser of (x) a period of ten Business Days from the time Borrower obtains knowledge thereof and (y) such period of time under such Liability Allocation Agreement which Borrower has available to it in which to remedy such breach or default.

(B) Termination. (1) A Liability Allocation Agreement shall terminate or shall be declared null and void (other than any termination in connection with a full discharge of all obligations of Borrower under the related Indirect Affiliate Indebtedness), or (2) any provision in a Liability Allocation Agreement shall for any reason cease to be valid and binding on any party thereto (other than Borrower), other than, in the case of clause (2) above, (x) any such failure to be valid and binding that could not reasonably be expected to have a Material Adverse Effect or (y) to the extent that such provision is restored or replaced by a replacement provision in form and substance reasonably acceptable to Administrative Agent within a ten-day period thereafter.

10.1.13 Change of Control. Any Change of Control shall occur.

10.2 Remedies.

Upon the occurrence and during the continuation of an Event of Default, and at any time thereafter during the continuation of such Event of Default:

(i) (A) if such event is an Event of Default specified in Section 10.1.7 with respect to Borrower, automatically the Commitments of each Lender shall immediately terminate and the Term Loans hereunder (with accrued interest thereon) and all other amounts owing under the Credit Documents shall immediately become due and payable without presentment, demand, protest or any other notice of any kind, and (B) if such event is any other Event of Default, with the consent of the Required Lenders, Administrative Agent may, or upon the request of Hermes Agent (acting at the instruction of Hermes) or the Required Lenders, Administrative Agent shall, by notice to Borrower, (1) declare the Commitments of each Lender to be terminated forthwith, whereupon the Commitments shall immediately terminate and (2) declare the Term Loans hereunder (with accrued interest thereon) and all other amounts owing under the Credit Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable;

(ii) Hermes Agent (acting at the instruction of Hermes) or the Required Lenders may direct Administrative Agent to exercise the rights and remedies under the Credit Documents in accordance with the terms of thereof; and

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(iii) without any obligation to do so, make disbursements or Term Loans to or on behalf of any Credit Party to cure any Event of Default hereunder and to cure any default and render any performance under the Equipment Supply Agreement as the Required Lenders in their sole discretion may consider necessary or appropriate, for any reason, and all sums so expended, together with interest on such total amount at the rate provided in Section 3.1.3, shall be repaid by Borrower to Administrative Agent on demand and shall be secured by the Credit Documents.

SECTION 11. AGENTS

11.1 Appointment.

In connection with the transactions contemplated herein and in the other Finance Documents, each Lender hereby appoints (a) Crédit Agricole Corporate and Investment Bank to act as Administrative Agent and (b) Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung einer französischen Société Anonyme to act as Hermes Agent, and authorizes each such Agent to exercise such rights, powers, authorities and discretions as are specifically delegated to such Agent by the terms of this Agreement and the other Finance Documents, together with all such rights, powers, authorities and discretions as are reasonably incidental thereto. By its signature below, (i) Crédit Agricole Corporate and Investment Bank (and any successor thereto pursuant to Section 11.7) accepts such appointment as Administrative Agent and (ii) Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung einer französischen Société Anonyme (and any successor thereto pursuant to Section 11.7) accepts such appointment as Hermes Agent.

11.2 Duties and Responsibilities.

No Agent shall have any fiduciary duties or responsibilities except those expressly set out in this Agreement or in the other Finance Documents to which such Agent is a party. Notwithstanding anything to the contrary contained in any Finance Document, no Agent shall be required to take any action which is contrary to Applicable Law. An Agent may execute any of its duties under this Agreement and the other Finance Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. No Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

11.3 Exculpatory Provisions.

Neither an Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Finance Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted solely and proximately from its or such Person’s own gross negligence or willful misconduct) or (b) responsible in any manner to any of the Lenders

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for any recitals, statements, representations or warranties made by any Credit Party or any officer thereof contained in this Agreement or any other Finance Document or in any certificate, report, statement or other document referred to or provided for in, or received by such Agent under or in connection with, this Agreement or any other Finance Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Finance Document or for any failure of any Credit Party to perform its obligations hereunder or thereunder. No Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Finance Document, or to inspect the properties, books or records of any Credit Party.

11.4 Reliance by Agents.

Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Credit Parties), independent accountants and other experts selected by such Agent. Each Agent may deem and treat the payee of any Term Note as the owner thereof for all purposes unless such Term Note shall have been transferred in accordance with Section 12.7 and all actions required by such Section in connection with such transfer shall have been taken. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Finance Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Finance Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Term Loans.

11.5 Indemnification.

The Lenders agree to indemnify each Agent in its capacity as such (to the extent not reimbursed by Borrower and without limiting the obligation of Borrower to do so), ratably according to their respective Proportionate Shares in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Term Loans shall have been paid in full, ratably in accordance with such Proportionate Shares immediately prior to such date), for, and to save each Agent harmless from and against, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (including at any time following the payment of the Term Loans) be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Finance Documents, or any documents

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contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted solely and proximately from an Agent’s gross negligence or willful misconduct. The agreements in this Section shall survive the payment of the Term Loans and all other amounts payable hereunder.

11.6 Each Agent in its Individual Capacity.

Each Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Credit Party as though such Agent were not an Agent. With respect to its Term Loans made or renewed by it, each Agent shall have the same rights and powers under this Agreement and the other Finance Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

11.7 Successor Agent.

An Agent may resign as such upon 10 days’ notice to the Lenders and Borrower. If an Agent shall resign as such under this Agreement and the other Finance Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default shall have occurred and be continuing) be subject to approval by Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the applicable Agent, and the term “Administrative Agent” or “Hermes Agent”, as the case may be, means such successor agent effective upon such appointment and approval, and the former Administrative Agent’s or Hermes Agent’s, as the case may be, rights, powers and duties as such shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. If no successor Agent has accepted appointment by the date that is 10 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of such Agent hereunder until such time, if any, as the Required Lenders appoint a successor Agent as provided for above. After any retiring Agent’s resignation, the provisions of this Section 11.7 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was an Agent under this Agreement and the other Finance Documents.

11.8 Withholding.

To the extent required by any Applicable Law, Administrative Agent may withhold from any payment to any Lender Party an amount equivalent to any applicable withholding Tax. If the Internal Revenue Service or any other Taxing Authority of the United States or other jurisdiction asserts a claim that Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender Party (because the appropriate form was not delivered, was not properly executed, or because such Lender Party failed to notify

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Administrative Agent of a change in circumstances which rendered the exemption from, or reduction of, withholding Tax ineffective, or for any other reason), or Administrative Agent has paid over to the Internal Revenue Service or other Governmental Authority applicable withholding Tax relating to a payment to a Lender but no deduction has been made from such payment, such Lender Party shall indemnify and hold Administrative Agent harmless for all amounts paid, directly or indirectly, by Administrative Agent, as Tax or otherwise, including penalties and interest, and including any Taxes imposed by any jurisdiction on the amounts payable to Administrative Agent under this Section 11.8, together with all costs and expenses (including attorneys fees and expenses). The obligation of the Lender Parties under this Section 11.8 shall survive the payment of all Obligations and the resignation or replacement of Administrative Agent.

11.9 Notice of Default.

No Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless such Agent shall have received notice from a Lender or Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that an Agent shall receive such a notice, such Agent shall give notice thereof to the Lenders. An Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement); provided that, unless and until such Agent shall have received such directions, such Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

11.10 Hermes Export Credit Guarantee Documents.

11.10.1 Actions. Unless otherwise instructed in writing by the Required Lenders, Hermes Agent (at the direction of the Required Lenders) shall, by written notice to Hermes, issue demand notices and otherwise make claims for payment under the Hermes Export Credit Guarantee Documents if it is entitled to do so at such time pursuant thereto and shall exercise any and all rights and remedies available under the Hermes Export Credit Guarantee Documents in accordance with the provisions of this Section 11.

11.10.2 Compliance.

Each Lender hereby (a) acknowledges that it will review the Hermes Export Credit Guarantee Documents promptly following the issuance thereof and will be familiar with the terms thereof and (b) agrees that it will cooperate with Hermes Agent and will itself take such actions and/or refrain from taking such actions as may be reasonably necessary to ensure (i) compliance with the terms of the Hermes Export Credit Guarantee Documents and (ii) the continuing validity of the Hermes Export Credit Guarantee Documents and the ability to make claims thereunder.

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SECTION 12. MISCELLANEOUS

12.1 Notices.

All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received (provided that any notice of Default or Event of Default provided by any Lender Party to Borrower shall be deemed given or made when dispatched by such Lender Party), addressed (a) in the case of Borrower and Agents, as follows, and (b) in the case of the Lenders, as set forth in an administrative questionnaire delivered to Administrative Agent or, in the case of a Lender that becomes a party to this Agreement pursuant to an Assignment and Acceptance, in such Assignment and Acceptance, or (c) in the case of any party, to such other address as such party may hereafter notify to the other parties hereto:

Borrower:	Hillsboro Energy LLC
3801 PGA Boulevard, Suite 903
Palm Beach Gardens, FL 33410
Attention: Mr. Donald Holcomb
Facsimile: (561) 626-4938

With a copy to:	Bailey & Glasser LLP
209 Capitol Street
Charleston, WV 25301
Attention: Brian A. Glasser, Esq.
Facsimile: (304) 342-1110

Administrative Agent:	Crédit Agricole Corporate and Investment Bank, as Administrative Agent
Structured Finance Agency Group
1301 Avenue of the Americas
New York, New York 10019
Attention: Ted Vandermel

Hermes Agent:	Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung einer französischen Société Anonyme, as Hermes Agent
Taunusanlage 14 60325 Frankfurt am Main, Federal Republic of Germany
Attention: Jörg Redeker/Michael Rieskamp
Facsimile: + 49 69 74221 201

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12.2 Borrower’s Obligations Absolute.

The obligation of Borrower to make payments hereunder and to observe and perform all of its other obligations under this Agreement are (subject to the terms of this Agreement) unconditional and irrevocable obligations of Borrower and accordingly shall not be conditional on performance by any Lender Party of any obligations save such as may be specified in this Agreement as required to be performed in order to give rise to a relevant obligation of Borrower thereunder. For certainty, Borrower’s obligations under this Agreement shall not be conditional upon, or in any way related to, performance by Equipment Supplier under the Equipment Supply Agreement.

12.3 Voting.

12.3.1 Voting and Non-Voting Lenders. Subject to Section 12.3.2, in each instance that Administrative Agent, Hermes Agent or the Lenders is or are required to cast a vote with respect to any consent, waiver, approval, determination, direction or other action in accordance with the Credit Documents and an Equipment Supplier Disbursement Certificate, a vote shall be taken among the Lenders within the period of time specified by Administrative Agent; provided however that no Non-Voting Lender shall be entitled to participate in any vote under this Agreement with respect to any Commitment or any Term Loan held by such Person. Each Lender shall promptly notify Administrative Agent in writing in the event that it is or becomes a Non-Voting Lender. The number of votes allocated to each Lender will be calculated based on its Proportionate Share.

12.3.2 Hermes-Directed Votes. In the event that Hermes Agent determines, in its sole discretion, that Hermes has requested, advised, instructed or required any Lender Party to vote in a certain manner or in favor of a certain result with respect to any consent, waiver, approval, determination, direction or other action or to otherwise take or refrain from taking any action relating to the Credit Documents or an Equipment Supplier Disbursement Certificate, Hermes Agent shall promptly notify each other applicable Lender Party of such determination, and each such Lender Party shall, for all purposes hereunder and notwithstanding anything herein to the contrary (other than the proviso to this Section 12.3.2), be deemed as of the date indicated in such notification, to have cast its vote in such manner or in favor of such result, or to have otherwise consented to such action or inaction, and to have instructed Hermes Agent accordingly; provided however that such deemed vote, consent or instruction may be superseded by any actual vote, consent or instruction of all Lenders, and such superseding action of the Lenders shall take precedence over any such deemed action. Each Lender acknowledges that any such superseding action may cause the revocation or termination of the Hermes Export Credit Guarantee Documents and the loss of any and all cover and other benefits thereunder. For certainty, the indemnity of Section 11.5 shall apply to any action or inaction of Hermes Agent taken in connection with any such superseding vote, consent or instruction of the Lenders, except to the extent caused by the gross negligence or willful misconduct of Hermes Agent, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

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12.3.3 Determination of Voting Percentages. The percentage of Lenders consenting to, approving, waiving or providing direction with respect to a decision shall be calculated as a fraction (expressed as a percentage) (a) the numerator of which shall be the number of votes cast in favor of the proposed consent, approval, waiver, direction or other action and (b) the denominator of which shall be the total number of votes entitled to be cast with respect to such matter. In the event any Lender does not cast its votes within the period of time specified by Administrative Agent, the vote of such Lender shall be excluded from both the numerator and denominator of the fraction described in the preceding sentence. Any Lender that does not cast its vote hereby, or is deemed to have cast its vote pursuant to Section 12.3.2, waives any and all rights it may have to object to or seek relief from the decision of the Lenders voting, or deemed to be voting, with respect to such issue and agrees to be bound by such decision. Nothing contained in this Section 12.3.3 shall preclude any Lender from participating in any re-voting or further voting relating to such matter (including pursuant to the proviso to Section 12.3.2).

12.4 Amendments or Waivers.

12.4.1 No Deemed Waiver. No failure or delay of any Lender, Administrative Agent or Hermes Agent in exercising any right or power hereunder or under any other Finance Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce any such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Lenders, Administrative Agent and Hermes Agent under the Finance Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Finance Document or consent to any departure by Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 12.4.2, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on Borrower in any case shall entitle Borrower to any other or further notice or demand in similar or other circumstances.

12.4.2 Consent of Certain Lenders. Neither this Agreement nor any other Finance Document nor any provision hereof or thereof may be waived, amended or modified except (a) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by Borrower and the Required Lenders and (b) in the case of any other Finance Document, pursuant to an agreement or agreements in writing entered into by each party thereto and consented to by the Required Lenders (except where the provisions of any Finance Document expressly provide otherwise); provided that no such agreement shall:

(A) decrease or forgive the principal amount of, or extend the final maturity of, or decrease the rate of interest (other than with respect to default interest) on, any Term Loan without the prior written consent of each Lender directly affected thereby;

(B) extend or waive any date for payment of principal of any Term Loan (including the Maturity Date) or reduce the amount due on any such date without the prior written consent of each Lender adversely affected thereby;

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(C) amend or modify the provisions of Section 3.3, 3.4, 3.12 or 3.13 in a manner that would by its terms alter the pro rata sharing of payments required thereby, without the prior written consent of each Lender adversely affected thereby;

(D) amend or modify the provisions of this Section 12.4 or the definition of the terms “Required Lenders”, “Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender adversely affected thereby;

(E) release the Foresight Guaranty or the Hermes Export Credit Guarantee Documents prior to the Discharge Date without the prior written consent of each Lender (unless otherwise permitted pursuant to the Credit Documents); or

(F) amend, modify or otherwise affect the rights or duties of Administrative Agent or Hermes Agent hereunder without the prior written consent of Administrative Agent or Hermes Agent, respectively, acting as such at the effective date of such agreement.

Each Lender shall be bound by any waiver, amendment or modification authorized by this Section and any consent by any Lender pursuant to this Section shall bind any assignee of such Lender.

12.4.3 Hermes Export Credit Guarantee Documents. If at any time any Lender Party or Borrower becomes aware of any circumstances that could reasonably be expected to result in the loss of cover under the Hermes Export Credit Guarantee Documents, either in whole or in part, such Person shall immediately inform Hermes Agent thereof, and Borrower and Hermes Agent shall consult and negotiate with each other to find a mutually acceptable solution which best addresses the effect of such circumstances, including modifying or deleting the relevant provision or otherwise amending this Agreement; provided that this Section 12.4.3 shall not in any way limit the rights and remedies of the Lender Parties under this Agreement upon a Hermes Export Credit Guarantee Document failing to remain in full force and effect.

12.4.4 Certain Permitted Modifications. Notwithstanding the other provisions of this Section 12.4, Borrower and Administrative Agent and/or Hermes Agent may (but shall have no obligation to) amend or supplement the Credit Documents or an Equipment Supplier Disbursement Certificate without the consent of any Lender for the purpose of (a) curing any ambiguity, defect or inconsistency and (b) making any change that would provide any additional rights or benefits to the Lenders.

12.5 Survival of Agreement.

All covenants, agreements, representations and warranties made by Borrower in this Agreement and the other Credit Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement (including each Equipment Supplier Disbursement Certificate) or any other Credit Document shall be considered to have been relied upon by the Lenders and shall survive the making by the Lenders of the Term Loans, the execution and delivery of the Credit Documents, regardless of any investigation made by such Persons or on their behalf, and all obligations of Borrower under this Agreement shall continue in full force and effect until the Discharge Date.

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12.6 Entire Agreement.

This Agreement, including any agreement, document or instrument attached hereto or referred to herein, integrates all the terms and conditions mentioned herein or incidental hereto and supersedes all oral negotiations and prior agreements and understandings of the parties hereto in respect to the subject matter hereof.

12.7 Successors and Assigns.

12.7.1 Binding Effect. This Agreement shall become effective when it shall have been executed by Borrower and the Agents and when Administrative Agent shall have received copies hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of Borrower, each Lender Party and their respective successors and permitted assigns, except that (a) Borrower may not assign or otherwise transfer any of its rights or obligations hereunder or under any other Credit Document without the prior written consent of each Lender (which consent shall not be unreasonably withheld or delayed) and Hermes Agent (acting at the instruction of Hermes), and any attempted assignment or transfer by Borrower without such consent shall be null and void, and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in Section 12.7.3 and, to the extent expressly contemplated hereby, the Related Parties of each of the Lender Parties) and Indemnitees (with respect to Section 12.8.2)) any legal or equitable right, remedy or claim under or by reason of this Agreement.

12.7.2 Assignments.

(A) Subject to the conditions set forth in paragraph (B) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Term Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of Borrower and Hermes Agent (acting at the instruction of Hermes); provided that no consent of Borrower shall be required (1) for any assignment of any Term Loan to an Eligible Assignee (other than an Approved Fund that invests primarily in distressed assets) or (2) if an Event of Default has occurred and is continuing.

(B) Assignments shall be subject to each of the following additional conditions:

(1)

except in the case of an assignment to an Eligible Assignee or an assignment of the entire remaining amount of the assigning Lender’s Term Loans, the amount of the Term Loans of the assigning Lender subject to each such assignment (determined as

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of the date the Assignment and Acceptance with respect to such assignment is delivered to Administrative Agent) shall not be less than $7,500,000, unless Borrower and Administrative Agent otherwise consent; provided that no such consent of Borrower shall be required if an Event of Default has occurred and is continuing;

(2)	each partial assignment of Term Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement; and

(3)	the parties to each assignment shall execute and deliver to Administrative Agent an Assignment and Acceptance.

(C) Subject to acceptance and recording thereof pursuant to paragraph (D) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender hereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.6, 3.7, 3.8 and 12.10 subject to the obligation of such Lender therein). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 12.7.3.

(D) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder) and any written consent to such assignment required by paragraph (B)(1) of this Section, Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(E) An assignee shall not be entitled to receive any greater payment under Sections 3.6, 3.7 or 3.8 than the applicable Lender would have been entitled to receive with respect to the interest assigned to such assignee. An assignee shall not be entitled to the benefits of Section 3.8 to the extent such assignee fails to comply with Section 3.8.4 or 3.8.5, as applicable.

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12.7.3 Participations.

(A) Any Lender may, without the consent of Borrower or Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of the Term Loans owing to it); provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (c) Borrower and the Lender Parties shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument (oral or written) pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Credit Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Credit Documents; provided that (i) such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 12.3.1 or paragraphs (A), (B), (C), (D) or (E) of the proviso to Section 12.4.2 that affects such Participant and (B) no other agreement (oral or written) with respect to such Participant may exist between such Lender and such Participant. Subject to paragraph (B) of this Section, Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.6, 3.7 or 3.8 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 12.7.2. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 2.9 as though it were a Lender, provided such Participant agrees to be subject to Section 3.13 as though it were a Lender.

(B) A Participant shall not be entitled to receive any greater payment under Section 3.6, 3.7 or 3.8 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with Borrower’s prior written consent (which shall not be unreasonably withheld). A Participant shall not be entitled to the benefits of Section 3.8 to the extent such Participant fails to comply with Section 3.8.4 or 3.8.5, as applicable, as though it were a Lender.

(C) Each Lender that sells a participation shall maintain a register on which it enters the name and address of each Participant and the principal amounts of each Participant’s interest in the Term Loans (or other rights or obligations) held by it (the “Participant Register”). The entries in the Participant Register shall be conclusive, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such Term Loan (or other right or obligation) hereunder as the owner thereof for all purposes of this Agreement notwithstanding any notice to the contrary. Any such Participant Register shall be available for inspection by an Agent at any reasonable time and from time to time upon reasonable prior notice.

12.7.4 Pledge. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

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12.8 Expenses; Indemnification.

12.8.1 Expenses. Borrower agrees to pay all reasonable and documented out-of-pocket expenses incurred by the Agents in connection with the preparation of this Agreement and the other Credit Documents and each Equipment Supplier Disbursement Certificate, or by the Agents in connection with the administration of this Agreement (including expenses incurred in connection with due diligence) or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby contemplated shall be consummated) or incurred by any Lender Party in connection with the enforcement or protection of their rights in connection with this Agreement and the other Credit Documents and the Equipment Supplier Disbursement Certificates, in connection with the Term Loans made hereunder, including the reasonable fees, charges and disbursements of (a) Latham & Watkins LLP (counsel for Administrative Agent, Hermes Agent and the Lenders) and (b) to the extent consistent with the internal policies of any Lender, a single legal counsel to each such Lender, reasonable fees, charges and disbursements of the Independent Consultants (pursuant to agreements reasonably acceptable to Borrower, provided that no such acceptance shall be required at any time an Event of Default shall have occurred and be continuing) and, in connection with any such enforcement or protection, the reasonable fees, charges and disbursements of any other counsel for any Lender Party (but no more than one such counsel for each Lender).

12.8.2 Indemnification. Borrower agrees to indemnify each Lender Party and each of their respective directors, trustees, officers, employees, affiliates, investment advisors and agents (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable and documented counsel fees, charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (a) the execution or delivery of this Agreement or any other Credit Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto and thereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereunder and the other transactions contemplated hereby, (b) the use of the proceeds of the Term Loans or (c) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto (other than claims solely as between the Lender Parties); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses result primarily from the bad faith, gross negligence or willful misconduct of such Indemnitee, as determined by the final judgment of a court of competent jurisdiction. Subject to and without limiting the generality of the foregoing sentence, Borrower agrees to indemnify each Indemnitee against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable and documented counsel or consultant fees, charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) any Environmental or Mining Claim to the extent related in any way to Borrower, or (ii) any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on or from the Mining Facilities; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses result from the bad faith, gross negligence or willful misconduct of such Indemnitee or any of its Related Parties, as determined by the final judgment of a court of

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competent jurisdiction. The provisions of this Section shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Credit Document, or any investigation made by or on behalf of any Lender Party. All amounts due under this Section shall be payable within 30 days at the written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested.

12.8.3 No Consequential Damages. No Indemnitee shall be liable for, and Borrower hereby agrees not to assert any claim against any Indemnitee, on any theory of liability, for consequential, incidental, indirect, punitive or special damages arising out of or otherwise relating to the Credit Documents, any of the transactions contemplated in the Credit Documents or the actual or proposed use of the proceeds of the Term Loans.

12.8.4 Taxes Excepted. This Section 12.8 shall not apply to Taxes.

12.9 Interest Rate Limitation.

Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under Applicable Law (collectively, the “Charges”), as provided for herein, any Credit Document or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with Applicable Law, the rate of interest payable hereunder or any other Credit Document, together with all Charges payable to such Lender, shall be limited to the Maximum Rate, provided that such excess amount shall be paid to such Lender on subsequent payment dates to the extent not exceeding the legal limitation.

12.10 Reinstatement.

This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of Borrower’s obligations hereunder, or any part thereof, is, pursuant to Applicable Law, rescinded or reduced in amount, or must otherwise be restored or returned by Administrative Agent, Hermes Agent or any of the Lenders. In the event that any payment or any part thereof is so rescinded, reduced, restored or returned, such obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

12.11 Confidentiality.

Each of each Lender Party agrees that it shall maintain in confidence any information relating to any Credit Party and any other Affiliate of Borrower provided to it by or on behalf of a Credit Party or any other Affiliate of Borrower (other than information that (a) has become generally available to the public other than as a result of a disclosure by such party, (b) has been

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independently developed by such Lender Party without violating this Section or (c) was available to such Lender Party from a third party having, to such Person’s knowledge, no obligations of confidentiality to any Credit Party or any other Affiliate of Borrower) and shall not reveal the same other than to its Related Parties with a need to know or to any Person that approves or administers the Term Loans on behalf of such Lender (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section), except (i) to the extent necessary to comply with law or any legal process or the requirements of any Governmental Authority, the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (ii) as part of normal reporting or review procedures to Governmental Authorities or the National Association of Insurance Commissioners, (iii) to its parent companies, Affiliates or auditors (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section), (iv) in order to enforce its rights under any Credit Document in a legal proceeding, (v) to any prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such Person shall agree to keep the same confidential in accordance with this Section), (vi) to Hermes and its directors, officers, employees, agents and advisors in connection with the Hermes Export Credit Guarantee Documents and (vii) to Equipment Supplier and its directors, officers, employees, agents and advisors as is deemed reasonably necessary to facilitate Equipment Supplier’s ability to deliver the documents required to be delivered by Equipment Supplier under the Credit Documents and each Equipment Supplier Disbursement Certificate. In addition, the parties hereto acknowledge and agree that Hermes may, on or following the Execution Date, publicly disclose that the closing of the transactions contemplated herein has occurred and the identity of the parties involved in such transactions.

12.12 Communications.

Borrower hereby agrees that it will use all reasonable efforts to provide to Administrative Agent and Hermes Agent all information, documents and other materials that it is obligated to furnish to Administrative Agent and Hermes Agent pursuant to this Agreement and any other Credit Document, including all notices, requests, financial statements, financial and other reports, certificates and other information materials (but excluding any such communication that (a) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (b) provides notice of any Default or Event of Default under this Agreement or (c) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement) by transmitting such communications in a format reasonably acceptable to Administrative Agent and Hermes Agent at the respective addresses referenced Section 12.1. Nothing in this Section shall prejudice the right of any Lender Party or Borrower to give any notice or other communication pursuant to this Agreement or any other Credit Document in any other manner specified in this Agreement or any other Credit Document.

12.13 GOVERNING LAW.

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

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12.14 Submission To Jurisdiction; Waivers.

Borrower hereby irrevocably and unconditionally:

(i) submits for itself and its Property in any legal action or proceeding relating to the Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York located in the County of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

(ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Borrower, as the case may be at its address set forth in Section 12.1 or at such other address of which Administrative Agent shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

12.15 WAIVERS OF JURY TRIAL.

BORROWER AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

12.16 USA PATRIOT Act.

The Lenders subject to the USA PATRIOT Act hereby notify Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow each Lender to identify Borrower in accordance with the USA PATRIOT Act.

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12.17 Information and Reporting.

The parties hereto acknowledge and consent to Hermes Agent providing any information in connection with this Agreement and the other Transaction Documents to Hermes and other authorities and institutions as Hermes Agent considers necessary. The parties hereto acknowledge and consent to each Lender fulfilling its obligations to report all cross-border payments in accordance with §59 et. seq./69 et. seq. Aussenwirtschaftsverordnung (AWV) to the relevant German authorities. The parties hereto acknowledge and consent to each Lender fulfilling its obligations to make the necessary reports required of it by §14 Kreditwesengesetz (Millionenkredite) on its own.

12.18 Third-Party Beneficiaries.

This Agreement is for the benefit solely of the parties hereto and their respective successors and permitted assigns, and nothing herein shall give any other Person any benefit or any legal or equitable right or remedy under this Agreement, other than as set forth in Section 12.7.1. For certainty, Equipment Supplier shall not be a third party beneficiary of, or be entitled to enforce, any provision of this Agreement (including Section 2.3.2) or any other Credit Document.

12.19 Right of Subrogation by Hermes.

Borrower hereby acknowledges the right of Hermes to exercise any rights that it may now have or hereafter acquire against Borrower or any other Credit Party that arise from the existence, payment, performance or enforcement of Hermes’ obligations under the Hermes Export Credit Guarantee Documents, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of any Lender Party against any Credit Party, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any Credit Party, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, until the Discharge Date. If Hermes shall make a payment to any Lender Party of all or any part of the Obligations, such Lender Party shall (if requested by Hermes or Hermes Agent) execute and deliver to Hermes appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to Hermes of an interest in the Obligations resulting from such payment made by Hermes pursuant to the Hermes Export Credit Guarantee Documents.

12.20 Headings.

Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

12.21 Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

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12.22 Counterparts.

This Agreement may be executed in one or more duplicate counterparts and when signed by all of the parties shall constitute a single binding agreement. Delivery of an executed counterpart to this Agreement by facsimile transmission or electronic transmission (e.g., “.pdf”) shall be as effective as delivery of a manually signed original.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and acknowledged by their respective officers or representatives hereunto duly authorized, as of the date first above written.

HILLSBORO ENERGY LLC, as Borrower

By:	Foresight Management LLC,
in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name: Donald R. Holcomb
Title: Authorized Party

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Hermes Agent

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Lender

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

Exhibit 10.11

EXECUTION VERSION

FIRST AMENDMENT TO CREDIT AGREEMENT

This FIRST AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of June 17, 2010 (the “Effective Date”), by and among Hillsboro Energy LLC, as borrower (“Borrower”), the undersigned Lender, Crédit Agricole Corporate and Investment Bank, as Administrative Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, in its capacity as Hermes Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”). This Amendment is made under that certain Credit Agreement, dated as of May 14, 2010 (prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement, and the interpretive provisions set forth in Section 1.2 of the Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, the sizing of (a) the Hermes Guarantee Fee Loan Cap set forth in the Credit Agreement was based upon an estimate of the Hermes Guarantee Fees as of the Execution Date and (b) the Eligible Interest Loan Cap set forth in the Credit Agreement was determined based upon an estimation of the Fixed Interest Rate as of the Execution Date; and

WHEREAS, each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent intend to amend (a) the Hermes Guarantee Fee Loan Cap set forth in the Credit Agreement to reflect the amount of Hermes Guarantee Fees set forth in the Hermes Preliminary Invoice, as received by Hermes Agent, plus an additional portion of Hermes Guarantee Fees paid by and reimbursable to the Equipment Supplier, and (b) the Eligible Interest Loan Cap set forth in the Credit Agreement to reflect the projected amount of Eligible Interest During Construction based upon the actual Fixed Interest Rate (as set forth in the Fixed Interest Rate Agreement).

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS. Subject to the satisfaction of the conditions set forth in Section 2, each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	the fourth recital in the Credit Agreement is hereby restated in its entirety as follows:

“WHEREAS, Borrower has requested the Lenders to establish such a credit facility in an aggregate principal amount up to $88,500,000.00 (as the same may be reduced from time to time pursuant to Section 2.2, the “Facility Amount”) in its favor to finance or reimburse Borrower for its payments in respect of certain designated costs related to the Equipment comprising (a) up to 85% of the Contract Price Eligible Portion, which amount is equal to $77,340,899.39 (the “Contract Price Loan Cap”), (b) up to 100% of $4,096,528.94 (the “Hermes Guarantee Fee Loan Cap”), which constitutes the Hermes Guarantee Fees that are eligible for coverage under the Hermes Export Credit Guarantee Documents, and (c) up to 100% of $7,062,572.67 (the “Eligible Interest Loan Cap”), which constitutes Eligible Interest During Construction that is eligible for coverage under the Hermes Export Credit Guarantee Documents (items (a), (b) and (c) above, collectively, the “Eligible Costs”);”; and

(b)	Schedule 2.1 to the Credit Agreement is hereby restated in its entirety as set forth on Schedule 1 attached to this Amendment.

2. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective as of the Effective Date only upon satisfaction of the following conditions precedent:

(a)	the due execution and delivery of a counterpart signature page to this Amendment by each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent; and

(b)	the representations and warranties set forth in Section 3 shall be true and correct in all material respects (except that the representation and warranty set forth in Section 3(g) shall be true and correct in all respects).

3. REPRESENTATIONS AND WARRANTIES. Borrower hereby represents and warrants that, as of the Effective Date:

(a)	Borrower has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Credit Agreement as amended by this Amendment (the “Amended Agreement”) and the other Finance Documents;

(b)	the execution and delivery of this Amendment and the performance of the Amended Agreement and the other Credit Documents have been duly authorized by all necessary action on the part of Borrower and Guarantor;

(c)	the execution and delivery by Borrower of this Amendment and the performance by Borrower and Guarantor of the Amended Agreement and the other Credit Documents do not and will not violate any Applicable Law or any Contractual Obligation of Borrower or Guarantor and will not result in, or require, the creation or imposition of any Lien on any of Borrower’s or Guarantor’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d)	this Amendment has been duly executed and delivered by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

(f)	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

(g)	the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

4. CONTINUING EFFECT; NO WAIVER. All of the terms and provisions of the Credit Agreement and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default, other than as expressly set forth herein. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the Effective Date, all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Agreement (as the same may be further amended, supplemented or modified from time to time).

5. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

6. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

7. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

HILLSBORO ENERGY LLC,
as Borrower

By:	Foresight Management LLC,
in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

CRÉDIT AGRICOLE CORPORATE AND
INVESTMENT BANK,
as Administrative Agent

By:	/s/ Robert G. Colvin
Name:	Robert G. Colvin
Title:	Managing Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Hermes Agent

By:	/s/ Pascal Ramond
Name:	Pascal Ramond
Title:	Chief Operating Officer

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Lender

By:	/s/ Pascal Ramond
Name:	Pascal Ramond
Title:	Chief Operating Officer

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

Exhibit 10.12

EXECUTION VERSION

SECOND AMENDMENT TO CREDIT AGREEMENT AND

FIRST AMENDMENT TO FORESIGHT GUARANTY

(HILLSBORO ENERGY LLC)

This SECOND AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO FORESIGHT GUARANTY (this “Amendment”) is entered into as of August 4, 2010 (the “Effective Date”), by and among Hillsboro Energy LLC, as borrower (“Borrower”), Foresight Reserves, LP, as guarantor (“Guarantor”), the undersigned Lender, Crédit Agricole Corporate and Investment Bank, as Administrative Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, in its capacity as Hermes Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”). This Amendment is made under (a) that certain Credit Agreement, dated as of May 14, 2010 (amended by the First Amendment to Credit Agreement dated as of June 17, 2010 but prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent and (b) that certain Foresight Guaranty, dated as of June 17, 2010 (prior to giving effect to this Amendment, the “Foresight Guaranty”), by Guarantor in favor of Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement, and the interpretive provisions set forth in Section 1.2 of the Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, Foresight Energy, LLC (“Foresight Energy”), a wholly-owned Subsidiary of Guarantor and indirect parent of Borrower, wishes to incur on or around August, 2010 Indebtedness pursuant to (a) an unsecured bond issuance in an aggregate principal amount up to $400,000,000, which Indebtedness is intended to be guarantied by, among others, Borrower, and (b) a revolving credit facility in an aggregate principal amount up to $300,000,000, which Indebtedness is intended to be guarantied by, among others, Borrower and secured by, among other assets, a Lien on Borrower’s Property (excluding the Equipment, the Equipment Supply Agreement and certain related assets); and

WHEREAS, each of Borrower and Foresight Reserves has requested that the Lenders, Administrative Agent and Hermes Agent agree to amend (a) the Credit Agreement to expressly provide, for certainty, that, so long as certain conditions are satisfied, (i) the guaranties and grant of a Lien by Borrower described in the immediately preceding recital are permitted under the relevant provisions of the Credit Agreement, and (ii) the principal amount of the guaranties described in the immediately preceding recital shall not be taken into account in the calculation of the Historical Leverage Ratio or the Projected Leverage Ratio and (b) the Foresight Guaranty to restate certain of the ratios set forth in the financial covenants contained therein in order to accommodate the incurrence by Foresight Energy and certain of its Subsidiaries of the Indebtedness described in the immediately preceding recital; and

WHEREAS, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent are willing to amend each of the Credit Agreement and the Foresight Guaranty as provided herein subject to the terms and conditions herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS TO CREDIT AGREEMENT. Subject to the satisfaction of the conditions set forth in Section 3, each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	Section 1.1 of the Credit Agreement is hereby amended as follows:

(i)	the following definitions are hereby added to Section 1.1 in proper alphabetical sequence:

(A)	““Collateral Agent” means the Person to be appointed “Collateral Agent” by Administrative Agent pursuant to the Security Agreement when executed.”;

(B)	““Foresight Energy Bonds” means Indebtedness anticipated to be incurred on or around August 12, 2010 by Foresight Energy, LLC in an aggregate principal amount not exceeding $400,000,000 under an unsecured bond issuance with Citi, Merrill Lynch, Morgan Stanley, UBS Investment Bank and Crédit Agricole CIB acting as Joint Book-Running Managers, and any full or partial refinancings thereof in an aggregate principal amount not to exceed $400,000,000; provided that (a) the full amount of the obligations of Foresight Energy LLC thereunder shall be at all times jointly and severally guarantied by each of Borrower, Sugar Camp Energy, LLC, Macoupin Energy LLC and Williamson Energy, LLC and (b) each of such entity’s respective obligations under such guaranties shall be subject to the limitation that the amount thereof will not exceed an amount necessary so as to avoid rendering such entity insolvent.”;

(C)

““Foresight Energy Secured Revolver” means Indebtedness incurred or to be incurred by Foresight Energy, LLC on or around August 12, 2010 in an aggregate principal amount not exceeding $300,000,000 under a secured revolving credit facility with Citibank, N.A., as Administrative Agent, and any full or partial refinancings thereof in an aggregate principal amount not to exceed $300,000,000; provided that (a) the full amount of the obligations of Foresight Energy, LLC thereunder shall be at all times jointly and severally guaranteed by each of Borrower, Sugar Camp Energy, LLC, Macoupin Energy LLC and Williamson Energy, LLC, together with pledges of each of their respective

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assets (excluding the Equipment, the Equipment Supply Agreement and certain related assets specified or to be specified in the Security Agreement and certain similar assets of Sugar Camp Energy, LLC), and (b) each of such entity’s respective obligations under such guarantees shall be subject to the limitation that the amount thereof will not exceed an amount necessary so as to avoid rendering such entity insolvent”; and

(D)	““Security Agreement” means the Security Agreement to be entered into by Borrower in favor of Collateral Agent and agreed by Administrative Agent in accordance with this Agreement, in form and substance satisfactory to Collateral Agent, Administrative Agent and Hermes Agent.”;

(ii)	the definition of “Agent” is hereby restated in its entirety as follows:

““Agent” means Administrative Agent, Hermes Agent or, from and after the effectiveness of its appointment under the Security Agreement, Collateral Agent, or all of them, as the case may be.”;

(iii)	The definition of “Credit Documents” is hereby amended by adding the words “the Security Agreement,” immediately following the words “the Equity Contribution Agreement,”;

(iv)	The definition of “Debt Service” is hereby amended by deleting the proviso at the end of such definition and replacing it with the following proviso:

“provided that, for certainty, the term “Debt Service” shall not be construed to include any of the amounts described above to the extent arising under Indebtedness of Borrower incurred pursuant to and in accordance with Section 9.1(b).”;

(v)	the definition of “Equipment Permitted Liens” is hereby amended as follows:

(A)	by deleting the word “and” at the end of clause (b) thereof;

(B)	by replacing the period at the end of clause (c) thereof with a semi-colon; and

(C)	by adding the words “in any case, only to the extent incurred by operation of law (and not by contract)” at the end of each of clauses (a), (b) and (c) thereof;

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(D)	by adding the following clause (d) immediately following clause (c) thereof:

“(d)	from and after the execution and delivery of the Security Agreement in accordance herewith, the security interest in the collateral described therein (including the Equipment, the Equipment Supply Agreement and, in each case, proceeds thereof) granted to Collateral Agent (for the benefit of the Lender Parties) pursuant to the Security Agreement.”;

(vi)	the definition of “Financial Compliance Certificate” is hereby restated in its entirety as follows:

“Financial Covenant Compliance Certificate” means a certificate of a Responsible Officer of Borrower or Guarantor, as applicable, certifying that, as of the applicable date, Borrower or Guarantor, as applicable, would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14 of this Agreement or Section 4.5 of the Foresight Guaranty for the Semi-Annual Periods required under Section 9.1(a) or (b), as applicable, which certificate shall include reasonably detailed calculations with respect to the determination of the ratios described in Section 9.14 of this Agreement or Section 4.5 of the Foresight Guaranty, as applicable.”

(vii)	the definition of “General Permitted Liens” is hereby amended as follows:

(A)	by deleting the word “and” at the end of clause (d) thereof;

(B)	by replacing the period at the end of clause (e) thereof with a semi-colon; and

(C)	by adding the words “in any case, only to the extent incurred by operation of law (and not by contract)” at the end of each of clauses (a), (b), (c) and (e) thereof; and

(D)	by adding the words “the Equipment Supply Agreement and, in each case, proceeds thereof” immediately following the first occurrence of “other than the Equipment” in clause (d) thereof;

(E)	by adding the following clauses (f) and (g) immediately following clause (e) thereof:

“(f)	without duplication of any of the foregoing clauses, Liens on Property of Borrower (other than the collateral described or to be described in the Security Agreement (including the Equipment, the Equipment Supply Agreement and, in each case, proceeds thereof)) securing the Foresight Energy Secured Revolver; and

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(g)	from and after the execution and delivery of the Security Agreement in accordance herewith, the security interest in the collateral described or to be described therein (including the Equipment, the Equipment Supply Agreement and, in each case, proceeds thereof) granted to Collateral Agent (for the benefit of the Lender Parties) pursuant to the Security Agreement.”;

(viii)	the definition of “Historical Leverage Ratio” is hereby amended by deleting the proviso contained in the parenthetical in clause (a) thereof and replacing it with the following proviso:

“provided that, for certainty, except for purposes of determining whether or not any Indebtedness would be permitted to be incurred under Section 9.1(a), the term “outstanding Indebtedness for borrowed money of Borrower” in this clause (a) shall not be construed to include any Indebtedness incurred pursuant to and in accordance with Section 9.1(b)”.

(ix)	the definition of “Indirect Affiliate Indebtedness” is hereby deleted in its entirety.

(x)	the definition of “Liability Allocation Agreement” is hereby deleted in its entirety.

(xi)	the definition of “Projected Leverage Ratio” is hereby amended by deleting the proviso contained in the parenthetical in clause (a) thereof and replacing it with the following proviso:

“provided that, for certainty, except for purposes of determining whether or not any Indebtedness would be permitted to be incurred under Section 9.1(a), the term “outstanding Indebtedness for borrowed money of Borrower” in this clause (a) shall not be construed to include any Indebtedness incurred pursuant to and in accordance with Section 9.1(b)”; and

(xii)	the definition of “Transaction Documents” is hereby amended by adding the word “and” between the words “Documents” and “Equipment” in the first line thereof and deleting the words “and each Liability Allocation Agreement” in the second line thereof;

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(b)	Section 7 of the Credit Agreement is hereby amended by adding a new Section 7.25 as follows:

“7.25 Collateral. As of each Disbursement Date from and after the execution and delivery of the Security Agreement, (a) the Security Agreement is effective to create, in favor of Collateral Agent, legally valid and enforceable security interests in such right, title and interest Borrower shall from time to time have in all personal property included in the collateral described in the Security Agreement, (b) such security interests are subject to no Liens other than General Permitted Liens or Equipment Permitted Liens, as applicable, (c) except to the extent that any filing or recording is required for perfection, all such action as is necessary has been taken to establish and perfect Collateral Agent’s rights in and to the collateral granted pursuant to the Security Agreement, and (d) Borrower has authorized the filings and recordings by the Lender Parties required for the perfection of the security interests described above by filing or recording.”;

(c)	Section 8.10 of the Credit Agreement is hereby amended by (i) deleting the words “Liability Allocation Agreements” in the Section heading thereof, (ii) deleting the “, (a)” in the third line thereof, (iii) deleting the “,” following the words “Equipment Supply Agreement” and (iv) deleting clauses (b) and (c) thereof in their entirety.

(d)	Section 8.14 of the Credit Agreement is hereby amended by (i) deleting “(a)” in the first line thereof and (ii) deleting “and (b) any loans under any Indirect Affiliate Indebtedness (including the Huntington Debt) the proceeds of which are received by Borrower only for the construction, development, operation, maintenance, ownership and related costs of the Mining Facilities” at the end thereof.

(e)	Section 8 of the Credit Agreement is hereby amended by adding a new Section 8.18 immediately following Section 8.17 thereof as follows:

“8.18 Security Agreement; Collateral Further Assurances. No later than 45 days following the earlier of the issuance of the Foresight Energy Bonds and the closing of the Foresight Energy Revolver, Borrower shall enter into the Security Agreement with Collateral Agent and Administrative Agent pursuant to which Borrower shall grant a security interest in the collateral described therein (including the Equipment, the Equipment Supply Agreement and, in each case, proceeds thereof) to Collateral Agent (for the benefit of the Lender Parties). At the time of such entry and from time to time thereafter, Borrower shall (a) execute and deliver any amendments to this Agreement and the other Credit Documents and any additional related documents, in each case, determined to be reasonably necessary or advisable by any Agent in connection with the grant of the security interest and the appointment of Collateral Agent pursuant to the Security Agreement, (b) execute, acknowledge, record, register, deliver and/or file all such notices, statements, instruments and other documents (including any UCC financing statement or continuation statement or certificate of title) relating to the security interest granted pursuant to the Security Agreement, and (c) take such other steps, including the delivery of a legal opinion with respect to the Security Agreement and the security interests contemplated thereby in form and substance

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satisfactory to Administrative Agent, as may be reasonably necessary or advisable to render fully valid and enforceable under all applicable laws the rights, Liens and priorities of the Lender Parties with respect to all collateral granted pursuant to the Security Agreement, in the case of each of clauses (a), (b) and (c), in such form and at such times as shall be reasonably satisfactory to the Agents, and pay all reasonable fees and expenses (including reasonable attorneys’ fees) incident to compliance with this Section.”;

(f)	Section 9.1 of the Credit Agreement is hereby restated in its entirety as follows:

“9.1 Indebtedness.

(a)	Create, incur, assume or suffer to exist any Indebtedness (other than the Foresight Energy Bonds or the Foresight Energy Revolver), unless after giving effect to such creation, incurrence, assumption or sufferance, Borrower would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 9.14, (i) with respect to any such creation, incurrence, assumption or sufferance during the Construction Period, for the first two full Semi-Annual Periods occurring after the Commercial Operation Date (assuming at the time of such calculation that the Commercial Operation Date will occur on a day between and including July 1, 2011 and December 31, 2011), and (ii) with respect to any such creation, incurrence, assumption or sufferance during the Operating Period, for the two Semi-Annual Periods ending on the following two Semi Annual Dates, and Borrower shall have delivered a Financial Covenant Compliance Certificate evidencing such compliance; provided however that Borrower may incur Indebtedness with an aggregate principal amount of up to $5,000,000 (individually in the case of such Indebtedness or series of related Indebtedness) or $25,000,000 (in the aggregate in the case of all such Indebtedness) without submission of a Financial Covenant Compliance Certificate as described above; or

(b)	Create, incur, assume or suffer to exist any guaranty by Borrower of the Foresight Energy Bonds or the Foresight Energy Revolver, unless after giving effect to such creation, incurrence, assumption or sufferance, Guarantor would be (on a pro forma basis) in compliance with the financial covenants set forth in Section 4.5 of the Foresight Guaranty for the two Semi-Annual Periods ending on the following two Semi Annual Dates, and Borrower shall have caused Guarantor to deliver a Financial Covenant Compliance Certificate evidencing such compliance.”;

(g)	Section 9.11 of the Credit Agreement is hereby amended by (i) deleting “,” after the word “thereto)” and replacing it with the word “and” and (ii) deleting clause (c) thereof in its entirety.

(h)	the text of Section 10.1.12 of the Credit Agreement is hereby deleted in its entirety and replaced with the following: “[RESERVED]”.

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(i)	Section 10 of the Credit Agreement is hereby amended by adding a new Section 10.1.14 immediately following Section 10.1.13 thereof as follows:

“10.1.14 Lien. At any time following the execution and delivery of the Security Agreement, the security interest in the collateral purported to be created by the Security Agreement shall fail or cease to be, or shall be asserted in writing by Borrower not to be, a valid and perfected first-priority security interest (subject only to General Permitted Liens or Equipment Permitted Liens, as applicable) in assets covered thereby.”; and

(j)	Section 11.1 of the Credit Agreement is hereby amended by adding the following sentence at the end of such Section:

“Administrative Agent shall, on behalf of the Lenders and Hermes Agent (which Lenders and Hermes Agent hereby authorize Administrative Agent to), appoint a Person to act as Collateral Agent under the Security Agreement, and such Person, upon such appointment, shall be an express third party beneficiary of, and shall be entitled to rely upon and enforce the provisions of, this Agreement that are applicable to such Person in its capacity as Collateral Agent”; and

(k)	Schedule 9.1 to the Credit Agreement (and the reference thereto in the Table of Contents thereof) is hereby deleted in its entirety.

2. AMENDMENTS TO FORESIGHT GUARANTY. Subject to the satisfaction of the conditions set forth in Section 3(b), each of Foresight Reserves, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent hereby agrees that:

a.	the table set forth in Section 4.5.1 of the Foresight Guaranty is hereby restated in its entirety as follows:

PERIOD	MAXIMUM CONSOLIDATED TOTAL DEBT TO CONSOLIDATED ADJUSTED EBITDA RATIO
Closing Date through June 30, 2010	5.75:1.00
July 1, 2010 through September 30, 2010	6.25:1.00
October 1, 2010 through December 31, 2010	6.25:1.00
January 1, 2011 through March 31, 2011	5.50:1.00
April 1, 2011 through December 31, 2011	5.50:1.00
January 1, 2012 through December 31, 2012	4.00:1.00
April 1, 2012 through December 31, 2012	3.50:1.00
January 1, 2013 through the Discharge Date	2.00:1.00

; and

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b.	the table set forth in Section 4.5.2 of the Foresight Guaranty shall be restated in its entirety as follows:

PERIOD	MAXIMUM CONSOLIDATED TOTAL DEBT TO SHAREHOLDERS’ EQUITY RATIO
Closing Date through December 31, 2010	5.50:1.00
January 1, 2011 through June 30, 2011	5.00:1.00
July 1, 2011 through December 31, 2011	4.50:1.00
January 1, 2012 through March 31, 2012	3.50:1.00
April 1, 2012 through June 30, 2012	3.00:1.00
July 1, 2012 through December 31, 2012	2.50:1.00
January 1, 2013 through the Discharge Date	2.00:1.00

3. CONDITIONS PRECEDENT TO EXECUTION AND EFFECTIVENESS.

(a) Execution Date. Each party’s respective signature page to this Amendment shall be released by such party only upon satisfaction of the following conditions precedent:

(i)	the due execution and delivery of a counterpart signature page (A) to this Amendment by each of Borrower, Guarantor, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent, and (B) that certain Fee Letter, dated the Execution Date (the “Fee Letter”), between Borrower and Guarantor, on the one hand, and Administrative Agent and Lender, on the other hand, by each of Borrower, Guarantor, Administrative Agent and Lender;

(ii)	each of Administrative Agent and Lender shall have received (i) the respective fees payable to it on the Execution Date pursuant to the Fee Letter and (ii) all other fees and other amounts due and payable on or prior to the Execution Date, including reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by Borrower hereunder or under any other Credit Document; and

(iii)	the representations and warranties set forth in Section 4 shall be true and correct in all material respects as of the Execution Date (except that the representation and warranty set forth in Sections 4(g)(i) and (ii) shall be true and correct in all respects).

(b) Effective Date. This Amendment shall become effective as of the Effective Date only upon satisfaction of the following conditions precedent:

(i)	each of the conditions set forth in Section 3(a) shall have been satisfied;

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(ii)	each of Administrative Agent and Lender shall have received (A) the respective fees payable to it on the Effective Date pursuant to the Fee Letter and (B) all other fees and other amounts due and payable on or prior to the Effective Date, including reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by Borrower hereunder or under any other Credit Document;

(iii)	(A) the Foresight Energy Bonds and the Foresight Energy Revolver by Foresight Energy and the guaranties thereof by Borrower shall have been incurred and (B) the Huntington Debt shall have been repaid in full and all agreements in respect thereof (including the Huntington Liability Allocation Agreements) and Liens granted in connection therewith shall have been terminated and be of no further force or effect; and

(iv)	The representations and warranties set forth in Section 4 shall be true and correct in all material respects as of the Effective Date (except that the representation and warranty set forth in Sections 4(g)(i) and (ii) shall be true and correct in all respects).

4. REPRESENTATIONS AND WARRANTIES. Each of Borrower and Guarantor hereby represents and warrants that, as of the Execution Date and the Effective Date:

a.	such Person has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, in the case of Borrower, the Credit Agreement as amended by this Amendment (the “Amended Credit Agreement”), and, in the case of Guarantor, the Foresight Guaranty as amended by this Amendment (the “Amended Foresight Guaranty”), and, in each case, the other Credit Documents to which it is a party;

b.	the execution and delivery of this Amendment by such Person and the performance of Borrower under the Amended Credit Agreement and Guarantor under the Amended Foresight Guaranty, and, in each case, the other Credit Documents to which such Person is a party have been duly authorized by all necessary action on the part of such Person;

c.	the execution and delivery by such Person of this Amendment and the performance of Borrower under the Amended Credit Agreement and Guarantor under the Amended Foresight Guaranty and, in each case, the other Credit Documents to which such Person is a party do not and will not violate any Applicable Law or any Contractual Obligation of such Person and will not result in, or require, the creation or imposition of any Lien on any of such Person’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

d.	this Amendment has been duly executed and delivered by such Person and constitutes a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

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e.	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

f.	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

g.	(i) in the case of Borrower, the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date), and (ii) in the case of Guarantor, the representations and warranties set forth in Section 3 of the Foresight Guaranty are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

5. CONTINUING EFFECT; NO WAIVER; REFERENCES. All of the terms and provisions of the Credit Agreement, the Foresight Guaranty and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default, other than as expressly set forth herein. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the Effective Date, (i) all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Credit Agreement (as the same may be further amended, supplemented or modified from time to time) and (ii) all references to the “Foresight Guaranty” contained in the Finance Documents shall be deemed to refer to the Amended Foresight Guaranty (as the same may be further amended, supplemented or modified from time to time).

6. EFFECTIVE DATE. Unless the parties to this Agreement shall have otherwise agreed in writing, if the Effective Date shall not have occurred on or before October 31, 2010, this Amendment shall automatically, and without any action of any party to this Amendment, terminate and be of no further force and effect, and no amendment to the Credit Agreement or the Foresight Guaranty described herein shall be construed to have been effective with respect to the Credit Agreement or the Foresight Guaranty, respectively.

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7. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

8. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

7. WAIVER OF JURY TRIAL. BORROWER, GUARANTOR AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

8. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

HILLSBORO ENERGY LLC, as Borrower

By:	Foresight Management LLC, in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

FORESIGHT RESERVES, LP, as Guarantor

By:	Insight Resource LLC, in its capacity as General Partner

By:	Cline Resource and Development Company in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as Administrative Agent

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Lender

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

Exhibit 10.13

EXECUTION VERSION

THIRD AMENDMENT TO CREDIT AGREEMENT

(HILLSBORO ENERGY LLC)

This THIRD AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of September 24, 2010 by and among Hillsboro Energy LLC, as borrower (“Borrower”), the undersigned Lender, Crédit Agricole Corporate and Investment Bank, as Administrative Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, in its capacity as Hermes Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”). This Amendment is made under that certain Credit Agreement, dated as of May 14, 2010 (as amended by the First Amendment to Credit Agreement dated as of June 17, 2010 and the Second Amendment to Credit Agreement dated as of August 4, 2010 but prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement, and the interpretive provisions set forth in Section 1.2 of the Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, Borrower has requested that the Lenders, Administrative Agent and Hermes Agent agree to amend the Credit Agreement to provide an additional period of time for Borrower to enter into the Security Agreement and satisfy the other requirements of Section 8.18 of the Credit Agreement; and

WHEREAS, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent are willing to amend the Credit Agreement as provided herein subject to the terms and conditions herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS TO CREDIT AGREEMENT. Each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent hereby agrees that Section 8.18 of the Credit Agreement is hereby amended by replacing the words “No later than 45 days following the earlier of the issuance of the Foresight Energy Bonds and the closing of the Foresight Energy Revolver,” in the first line thereof with the words “No later than October 15, 2010,”.

2. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective as of the date hereof only upon satisfaction of the following conditions precedent:

(a)	the due execution and delivery of a counterpart signature page to this Amendment by each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent; and

(b)	the representations and warranties set forth in Section 3 shall be true and correct in all material respects (except that the representation and warranty set forth in Section 3(g) shall be true and correct in all respects).

3. REPRESENTATIONS AND WARRANTIES. Borrower hereby represents and warrants that, as of date hereof:

(a)	Borrower has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Credit Agreement as amended by this Amendment (the “Amended Agreement”) and the other Finance Documents;

(b)	the execution and delivery of this Amendment and the performance of the Amended Agreement and the other Credit Documents have been duly authorized by all necessary action on the part of Borrower;

(c)	the execution and delivery by Borrower of this Amendment and the performance by Borrower of the Amended Agreement and the other Credit Documents do not and will not violate any Applicable Law or any Contractual Obligation of Borrower and will not result in, or require, the creation or imposition of any Lien on any of Borrower’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d)	this Amendment has been duly executed and delivered by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

(f)	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

(g)	the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

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4. CONTINUING EFFECT; NO WAIVER. All of the terms and provisions of the Credit Agreement and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default, other than as expressly set forth herein. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the date hereof, all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Agreement (as the same may be further amended, supplemented or modified from time to time).

5. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

6. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

7. WAIVER OF JURY TRIAL. BORROWER AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

8. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

HILLSBORO ENERGY LLC,
as Borrower

By:	Foresight Management LLC,
in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

HILLSBORO THIRD AMENDMENT

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

HILLSBORO THIRD AMENDMENT

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Lender

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

HILLSBORO THIRD AMENDMENT

Exhibit 10.14

EXECUTION VERSION

FOURTH AMENDMENT TO CREDIT AGREEMENT

(HILLSBORO ENERGY LLC)

This FOURTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of May 27, 2010 by and among HILLSBORO ENERGY LLC, as borrower (“Borrower”), THE UNDERSIGNED LENDER, CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as Administrative Agent (formerly known as Calyon New York Branch, and, in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, in its capacity as Hermes Agent (formerly known as CALYON Deutschland Niederlassung einer französischen Societé Anonyme, and, in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”), and, solely for purposes of the agreement and acknowledgement set forth in Section 4, FORESIGHT RESERVES, LP (“Foresight Reserves”). This Amendment is made under that certain Credit Agreement, dated as of May 14, 2010 (as amended by the First Amendment to Credit Agreement dated as of June 17, 2010, the Second Amendment to Credit Agreement dated as of August 4, 2010 and the Third Amendment to Credit Agreement dated as of September 24, 2010, but prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement as amended by this Amendment (the “Amended Credit Agreement”), and the interpretive provisions set forth in Section 1.2 of the Amended Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, Borrower has requested that the Lenders, Administrative Agent and Hermes Agent agree to amend the Credit Agreement as set forth herein in order to give effect to the concurrent replacement of (a) the guaranty provided by Foresight Reserves on the Closing Date (the “Replaced Foresight Guaranty”) with a guaranty provided by Foresight Energy, LLC (“Foresight Energy”), the direct parent of Borrower as of the Effective Date, substantially in the form attached as Exhibit A (the “Foresight Guaranty”), and (b) the equity contribution agreement entered into on the Closing Date under which Foresight Reserves is the contributor (the “Replaced Equity Contribution Agreement”) with an equity contribution agreement under which Foresight Energy is the contributor, substantially in the form attached hereto as Exhibit B (the “Equity Contribution Agreement”); and

WHEREAS, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent are willing to amend the Credit Agreement as provided herein subject to the terms and conditions herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS TO CREDIT AGREEMENT. Subject to the satisfaction of the conditions set forth in Section 2, each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Effective Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	The sixth recital of the Credit Agreement is amended and restated as follows:

“Foresight Energy, LLC (“Guarantor”), the direct owner of 100% of the Capital Stock of Borrower as of the Fourth Amendment Effective Date, has agreed to guarantee the payment and performance of the Obligations of Borrower.”

(b)	Section 1.1 of the Credit Agreement is hereby amended as follows:

(i)	the following definitions therein are hereby amended and restated as follows:

(A)	““Equity Contribution Agreement” means the Equity Contribution Agreement, dated as of the Fourth Amendment Effective Date, by and among Guarantor, Borrower and Administrative Agent, substantially in the form attached to the Fourth Amendment.”;

(B)	““Fee Letter” means the letter agreement, dated as of the Execution Date, among Administrative Agent, Hermes Agent, Borrower and Foresight Reserves.”;

(C)	““Foresight Guaranty” means the Guaranty, dated as of the Fourth Amendment Effective Date, by Guarantor in favor of Administrative Agent and Hermes Agent, substantially in the form attached to the Fourth Amendment.”;

(D)	““Post-Closing Equity Contributions” means the cash common equity contributed to Borrower by Guarantor and/or Foresight Reserves (in either case, directly or indirectly) to fund a portion of the Contract Price on or after the Closing Date.”;

(E)	““Pre-Closing Equity Contributions” means the cash common equity contributed to Borrower by Foresight Reserves (directly or indirectly) to fund a portion of the Contract Price prior to the Closing Date, the aggregate amount of which is certified by Borrower in the Borrower Closing Date Certificate.”; and

(F)	““Solvency Certificates” means (a) a certificate, dated the Closing Date, of a Financial Officer of Borrower certifying that, as of the Closing Date, Borrower is Solvent and (b) a certificate, dated the Closing Date, of a Financial Officer of Foresight Reserves certifying that, as of the Closing Date, Foresight Reserves is Solvent.”;

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(ii)	the following definitions are hereby inserted in proper alphabetical order therein:

(A)	““Foresight Reserves” means Foresight Reserves, LP.”;

(B)	““Fourth Amendment” means the Fourth Amendment to Credit Agreement, dated as of the Fourth Amendment Effective Date, by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent.”; and

(C)	““Fourth Amendment Effective Date” means May 27, 2011.”; and

(iii)	the definition of “ARS Loan” therein is hereby deleted in its entirety.

(c)	Section 6.1.8 of the Credit Agreement is hereby amended by replacing the reference therein to “Guarantor” with “Foresight Reserves”.

(d)	Section 9.1(b) of the Credit Agreement is hereby amended by replacing the words “Section 4.5” therein with the words “Sections 4.5 and 4.6”.

(f)	Section 10.1.3 of the Credit Agreement is hereby amended by replacing the words “4.5 and 4.6” therein with the words “4.5, 4.6, 4.7 and 4.8”.

(g)	Section 10.1.5 of the Credit Agreement is hereby amended by deleting the words “(a) an ARS Loan or (b)” in the proviso thereto.

2. CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective as of the date hereof (the “Effective Date”) only upon satisfaction of the following conditions precedent:

(a)	the due execution and delivery of a counterpart signature page to this Amendment by each of Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent;

(b)	the due execution and delivery of the Foresight Guaranty by Guarantor, Administrative Agent and Hermes Agent;

(c)	the delivery to Administrative Agent of legal opinions of (a) Bailey & Glasser LLP, counsel to the Credit Parties, and (b) Cahill Gordon & Reindel LLP, special New York counsel to the Credit Parties, each in form and substance reasonably satisfactory to Administrative Agent, and Borrower hereby requests the delivery of such legal opinions to Administrative Agent;

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(d)	the delivery to Administrative Agent of:

(i)	copies of each Organizational Document of Guarantor, in form and substance reasonably satisfactory to Administrative Agent, executed and delivered by Guarantor and certified as of the Effective Date by a Responsible Officer of Guarantor as being in full force and effect without modification or amendment;

(ii)	signature and incumbency certificates of the Responsible Officer of Guarantor executing the Foresight Guaranty and the Equity Contribution Agreement;

(ii)	resolutions of the Board of Directors or similar governing body of Guarantor approving and authorizing the execution, delivery and performance of the Foresight Guaranty and the Equity Contribution Agreement, certified as of the Effective Date by a Responsible Officer of Guarantor as being in full force and effect without modification or amendment;

(iv)	a good standing certificate from the applicable Governmental Authority of Guarantor’s jurisdiction of formation and in each jurisdiction in which it is required to be qualified as a foreign limited liability company to do business, each dated a recent date; and

(v)	a certificate, dated the Effective Date, of a Financial Officer of Guarantor certifying that, as of the Effective Date, Guarantor is Solvent;

(e)	the receipt by the Administrative Agent of each of the consolidating (if requested) and consolidated audited and unaudited (as applicable) balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor and its Subsidiaries for the fiscal year ended December 31, 2010 and the fiscal quarter ended March 31, 2011;

(f)	the receipt by Administrative Agent of an amendment to the Hermes Export Credit Guarantee Final Order relating to the change of Guarantor contemplated hereunder;

(g)	the receipt by each of Administrative Agent and Lender of all fees and other amounts due and payable on or prior to the Effective Date, including reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by Borrower hereunder or under any other Credit Document; and

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(h)	the representations and warranties set forth in Section 3 shall be true and correct as of the Effective Date in all material respects (except that the representation and warranty set forth in Section 3(g) shall be true and correct in all respects).

3. REPRESENTATIONS AND WARRANTIES. Borrower hereby represents and warrants that, as of the Effective Date:

(a)	Borrower has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Amended Credit Agreement and the other Credit Documents;

(b)	the execution and delivery of this Amendment and the performance of the Amended Credit Agreement and the other Credit Documents have been duly authorized by all necessary action on the part of Borrower;

(c)	the execution and delivery by Borrower of this Amendment and the performance by Borrower of the Amended Credit Agreement and the other Credit Documents do not and will not violate any Applicable Law or any Contractual Obligation of Borrower and will not result in, or require, the creation or imposition of any Lien on any of Borrower’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d)	this Amendment has been duly executed and delivered by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

(f)	no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

(g)	the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

4. TERMINATION OF REPLACED FORESIGHT GUARANTY AND REPLACED EQUITY CONTRIBUTION AGREEMENT. The parties hereto agree and acknowledge that, concurrently with the effectiveness of this Amendment, the Foresight

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Guaranty and the Equity Contribution Agreement on the Effective Date, the Replaced Foresight Guaranty and the Replaced Equity Contribution Agreement shall terminate and be of no further force and effect except to evidence any obligations of Foresight Reserves incurred prior to giving effect to such termination on the Effective Date (and any such obligations shall remain enforceable as against Foresight Reserves notwithstanding such termination).

5. CONTINUING EFFECT; NO WAIVER. All of the terms and provisions of the Credit Agreement and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver, amendment or other modification of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the date hereof, all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Credit Agreement (as the same may be further amended, supplemented or modified from time to time).

6. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

7. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

8. WAIVER OF JURY TRIAL. BORROWER AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

9. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

HILLSBORO ENERGY LLC,
as Borrower

By:	Foresight Management LLC, in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

FOURTH AMENDMENT TO CREDIT AGREEMENT

(HILLSBORO ENERGY LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

FOURTH AMENDMENT TO CREDIT AGREEMENT

(HILLSBORO ENERGY LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME , as Lender

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

FOURTH AMENDMENT TO CREDIT AGREEMENT

(HILLSBORO ENERGY LLC)

Solely for purposes of Section 4:

FORESIGHT RESERVES, LP

By:	Insight Resource LLC, in its capacity as General Partner

By:	Cline Resource and Development Company, in its capacity as Manager

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

FOURTH AMENDMENT TO CREDIT AGREEMENT

(HILLSBORO ENERGY LLC)

Exhibit 10.15

EXECUTION VERSION

FIFTH AMENDMENT TO CREDIT AGREEMENT

AND FIRST AMENDMENT TO GUARANTY

(HILLSBORO ENERGY LLC)

This FIFTH AMENDMENT TO CREDIT AGREEMENT AND FIRST AMENDMENT TO GUARANTY (this “Amendment”) is entered into as of March 8, 2012 (the “Execution Date”) by and among Hillsboro Energy LLC, as borrower (“Borrower”), Foresight Energy LLC, as guarantor (“Guarantor”), the undersigned Lender, Crédit Agricole Corporate and Investment Bank, as Administrative Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Administrative Agent”), and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, in its capacity as Hermes Agent (in such capacity, together with its successors appointed pursuant to Section 11.7 of the Credit Agreement, “Hermes Agent”). This Amendment is granted pursuant to and made under (a) that certain Credit Agreement, dated as of May 14, 2010 (amended by the First Amendment to Credit Agreement dated as of June 17, 2010, the Second Amendment to Credit Agreement and First Amendment to Foresight Guaranty dated August 4, 2010, the Third Amendment to Credit Agreement dated as of September 24, 2010 and Fourth Amendment to Credit Agreement dated as of May 27, 2011, prior to giving effect to this Amendment, the “Credit Agreement”), by and among Borrower, the Lenders from time to time parties thereto, Administrative Agent and Hermes Agent and (b) that certain Guaranty, dated as of May 27, 2011 (prior to giving effect to this Amendment, the “Foresight Guaranty”), by Guarantor in favor of Administrative Agent and Hermes Agent. Capitalized terms used herein without definition shall have the meanings ascribed to them in Section 1.1 of the Credit Agreement, and the interpretive provisions set forth in Section 1.2 of the Credit Agreement shall apply to this Amendment, mutatis mutandis, as if fully set forth herein.

RECITALS:

WHEREAS, the Guarantor has amended and restated its revolving credit facility on December 15, 2011 (the “Foresight Credit Agreement”), which, among other things, increased the aggregate principal amount of the commitments to $400,000,000, removed a covenant with respect to capital expenditures, restated certain of the ratios set forth in the financial covenant contained therein and amended definitions related thereto;

WHEREAS, each of Borrower and Guarantor has requested that the Lenders, Administrative Agent and Hermes Agent agree to amend the Credit Agreement and the Foresight Energy Guaranty to conform and make consistent certain of the financial covenants and related financial definitions to those contained in the Foresight Credit Agreement;

WHEREAS, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent are willing to amend the Credit Agreement and the Foresight Energy Guaranty as provided herein subject to the terms and conditions herein; and

NOW, THEREFORE, the parties hereto hereby agree as follows:

AGREEMENT:

1. AMENDMENTS TO THE CREDIT AGREEMENT. Subject to the satisfaction of the conditions set forth in Section 3, each of the Borrower, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	the definition of “Foresight Energy Secured Revolver” shall be amended by replacing the words “any full or partial refinancings thereof in an aggregate principal amount not to exceed $300,000,000” with the words “any full or partial refinancings, replacements, extensions, modifications, renewals or amendments thereof in an aggregate principal amount not to exceed $525,000,000”.

2. AMENDMENTS TO FORESIGHT ENERGY GUARANTY. Subject to the satisfaction of the conditions set forth in Section 3, each of the Guarantor, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the Execution Date), Administrative Agent and Hermes Agent hereby agrees that:

(a)	the following definition shall be inserted to Section 1.1 in proper alphabetical sequence:

“SCH Completion” means the time at which the Sugar Camp and Hillsboro mines have both completed the initial pass of the coal face with their longwall systems, as certified in writing by the Guarantor.

(b)	the definition of “Capital Lease Obligations” is restated in its entirety as follows:

“Capital Lease Obligations” means, with respect to any Person, as of any date of determination, the aggregate liability of such Person under Financing Leases reflected on a balance sheet of such Person under GAAP as of such date of determination; provided, however, that “Capital Lease Obligations” shall not include any former operating leases which are treated as capital leases solely as a result of any change in GAAP from that in effect as of December 15, 2011.

(c)	the definition of “Consolidated Funded Indebtedness” is restated in its entirety as follows:

“Consolidated Funded Indebtedness” means, as of any date of determination, for Guarantor and its Subsidiaries on a Consolidated basis, the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including obligations under the Revolving Facility, the Credit Agreement and the Sugar Camp Credit Agreement) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments and obligations in respect of Disqualified Equity Interests, (b) all direct obligations arising under

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standby letters of credit (other than with respect to Designated Letters of Credit) and similar instruments to the extent drawn and not reimbursed by the Guarantor, (c) all obligations in respect of the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business and not overdue for more than 90 days, and (ii) obligations under coal leases which may be terminated at the discretion of the lessee), (d) Attributable Indebtedness in respect of Capital Lease Obligations other than Excluded Sale-Leaseback Obligations, (e) amounts due under Permitted Securitization Programs (whether or not on the balance sheet of Guarantor or its Subsidiaries) and (f) the Swap Termination Value that (excluding for this purpose clause (b) of such definition) that is due and payable by the Guarantor and its Subsidiaries under any Hedging Agreement that has been closed out.

(d)	the definition of “Excluded Sale-Leaseback Obligations” is restated in its entirety as follows:

“Excluded Sale-Leaseback Obligations” means obligations in respect of sale leaseback transactions between any of Guarantor or its Subsidiaries and certain Affiliates of Guarantor entered into in the ordinary course of business and that would be characterized as sale leaseback transactions solely because of the continuing involvement of such Affiliate in mining related to such leases.

(e)	the definition of “Permitted Capital Expenditures” is deleted in its entirety.

(f)	the definition of “Permitted Securitization Program” is restated in its entirety as follows:

“Permitted Securitization Program” means any receivables securitization program pursuant to which Guarantor or any of its Subsidiaries sells accounts receivable and related receivables; provided that with respect to any Permitted Securitization Program (a) such Permitted Securitization Program must qualify as a “Securitization” hereunder and (b) the Investment made by Guarantor or any Subsidiary in any newly formed Subsidiary to effectuate such Permitted Securitization Program must be no greater than is customary for transactions of this type of similar sizes.

(g)	the definition of “S&P” is restated in its entirety as follows:

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

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(h)	the table set forth in Section 4.6 of the Foresight Energy Guaranty shall be restated in its entirety as follows:

Fiscal Quarter Ending	Maximum Consolidated Net Leverage Ratio
June 30, 2011	5.25:1.00
September 30, 2011	5.00:1.00
December 31, 2011	5.00:1.00
March 31, 2012	5.50:1.00
June 30, 2012	4.75:1.00
September 30, 2012	4.50:1.00
December 31, 2012	3.50:1.00
March 31, 2013 and thereafter	3.00:1.00 or, once SCH Completion has occurred, 3.50:1.00

(i)	the text of Section 4.7 of the Foresight Energy Guaranty shall be deleted in its entirety and be replaced with the words “[Reserved]”.

(j)	Schedule 1.01 to the Foresight Energy Guaranty (and the reference thereto in the Table of Contents thereof) is deleted in its entirety.

3.	CONDITIONS PRECEDENT TO EFFECTIVENESS. This Amendment shall become effective as of the date hereof only upon satisfaction of the following conditions precedent:

(a) The due execution and delivery of a counterpart signature page (1) to this Amendment by each of Borrower, Guarantor, the undersigned Lender (constituting all Lenders under the Credit Agreement as of the date hereof), Administrative Agent and Hermes Agent and (2) that certain Fee Letter, dated the Execution Date (the “Fee Letter”), between Borrower and Guarantor, on the one hand, and Administrative Agent and Lender, on the other hand, by each of Borrower, Guarantor, Administrative Agent and Lender;

(b) The Lender shall have received the fees payable to it on the Execution Date pursuant to the Fee Letter;

(c) Each of Administrative Agent and Lender shall have received reimbursement or payment of all out-of-pocket and legal expenses required to be reimbursed or paid by Borrower or Guarantor hereunder or under any other Credit Document; and

(d) the representations and warranties set forth in Section 4 shall be true and correct in all material respects (except that the representation and warranty set forth in Sections 4(g)(i) and (ii) shall be true and correct in all respects).

4.	REPRESENTATIONS AND WARRANTIES. Each of Borrower and Guarantor hereby represents and warrants that, as of the date hereof, after giving effect to this Amendment:

(a) such Person has all requisite power and authority to enter into this

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Amendment and to carry out the transactions contemplated by, and perform its obligations under, in the case of Borrower, the Credit Agreement as modified by this Amendment (the “Amended Credit Agreement”), and, in the case of Guarantor, the Foresight Energy Guaranty as modified by this Amendment (the “Amended Foresight Energy Guaranty”), and, in each case, the other Credit Documents to which it is a party;

(b) the execution and delivery of this Amendment by such Person and the performance of Borrower under the Amended Credit Agreement and Guarantor under the Amended Foresight Energy Guaranty, and, in each case, the other Credit Documents to which such Person is a party have been duly authorized by all necessary action on the part of such Person;

(c) the execution and delivery by such Person of this Amendment and the performance of Borrower under the Amended Credit Agreement and Guarantor under the Amended Foresight Energy Guaranty and, in each case, the other Credit Documents to which such Person is a party do not and will not violate any Applicable Law or any Contractual Obligation of such Person and will not result in, or require, the creation or imposition of any Lien on any of such Person’s properties or revenues pursuant to any Applicable Law or any such Contractual Obligation;

(d) this Amendment has been duly executed and delivered by such Person and constitutes a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and except as enforceability may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e) no consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Amendment;

(f) no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Default; and

(g) (i) in the case of Borrower, the representations and warranties set forth in Section 7 of the Credit Agreement are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date), and (ii) in the case of Guarantor, the representations and warranties set forth in Section 3 of the Foresight Energy Guaranty are true and correct in all material respects (except for any such representation or warranty that relates solely to a specific date, in which case, such representation or warranty was true and correct in all material respects as of such date).

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5. CONTINUING EFFECT; NO WAIVER; REFERENCES. All of the terms and provisions of the Credit Agreement, the Foresight Energy Guaranty and the other Finance Documents are and shall remain in full force and effect and are hereby ratified and confirmed. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of any Finance Document or (b) any right, power or remedy of Administrative Agent, Hermes Agent or Lender under any Finance Document, including rights, powers and remedies arising out of or relating to any existing Defaults or Events of Default, other than as expressly set forth herein. No course of dealing and no failure or delay by Administrative Agent, Hermes Agent or Lender in exercising any right, power or remedy under any Finance Document shall operate as a waiver thereof or otherwise prejudice the rights, powers or remedies of Administrative Agent, Hermes Agent or Lender. From and after the date hereof, (i) all references to the “Credit Agreement” contained in the Finance Documents shall be deemed to refer to the Amended Credit Agreement (as the same may be further amended, supplemented or modified from time to time) and (ii) all references to the “Foresight Guaranty” contained in the Finance Documents shall be deemed to refer to the Amended Foresight Guaranty (as the same may be further amended, supplemented or modified from time to time).

6. SEVERABILITY. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

7. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

8. WAIVER OF JURY TRIAL. BORROWER, GUARANTOR AND EACH LENDER PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

9. COUNTERPARTS. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission shall have the same effect as delivery of a manually executed counterpart hereof.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

HILLSBORO ENERGY LLC,
as Borrower

By:	/s/ Oscar A. Martinez
Name:	Oscar A. Martinez
Title:	Authorized Person

FORESIGHT ENERGY LLC, as Guarantor

By:	/s/ Oscar A. Martinez
Name:	Oscar A. Martinez
Title:	SVP & Chief Financial Officer

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,
as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Lender

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Export & Trade Finance

By:	/s/ S. Seignette
Name:	Sylvia Seignette
Title:	General Manager

Exhibit 10.16

LONGWALL SALE AND PURCHASE AGREEMENT

THIS LONGWALL SALE AND PURCHASE AGREEMENT (“Agreement”) is made effective as of March 31, 2010, and is by and between Bucyrus Europe Gmbh (“Bucyrus”), a German limited liability company, and Hillsboro Energy LLC (“Hillsboro”), a Delaware limited liability company, each a “Party” and collectively the “Parties.”

Intending to be legally bound and for good and valuable consideration, the Parties agree as follows:

1.	Equipment. Bucyrus agrees to sell to Hillsboro, and Hillsboro agrees to purchase from Bucyrus, the equipment as listed and described in the document entitled “Exhibit B-1 Bucyrus DBT Europe Gmbh – Longwall Equipment Price Summary Customer: Hillsboro Energy LLC FX Lock @ 1.47 Revision 8” dated “3/22/2010” attached hereto and incorporated herein by reference (collectively “Equipment” and with such Longwall Equipment Price Summary being the “Summary”), on the terms and conditions set forth herein.

2.	Purchase Price. The purchase price for the Equipment will be $90,989,293.41 which is based on a locked exchange rate of 1.4700 USD/Euro. Bucyrus agrees to (i) supply Hillsboro with (and deliver to the Mine, as hereinafter defined) $5,000,000.00 in spare parts and (ii) provide Hillsboro with $1,000,000.00 in repair or rebuild credits to be used by Hillsboro at Bucyrus’ shops within eighteen (18) months of the operational start-up of the Equipment, all at no cost or expense to Hillsboro. The purchase price is inclusive of freight, duties and deductions for items as listed in the Summary, but is exclusive of applicable sales/use taxes and similar fees or charges. The purchase price will be payable in progress payments on a schedule that approximates the timing of costs incurred by Bucyrus, as set forth in the documents entitled “EXHIBIT A-1 Hillsboro Roof Support System Payment Schedule Revised 2-24-10” and “EXHIBIT A-2 Hillsboro AFC Systems Payment Schedule Revised February 24, 2010” attached hereto and incorporated herein by reference. Any payments delayed by agreement of the Parties are subject to “time value of money” adjustments.

3.

Delivery. On or before July 15, 2011 Bucyrus will deliver the Shield or Roof Support System and the 1st Armoured Face Conveyor System (or “AFC 1”) (all part of the Equipment and all as defined in the Summary) and the Agreed Spare Parts (hereafter defined) to Hillsboro’s minesite in Illinois (“Mine”). On or before July 15, 2012 Bucyrus will deliver the 2nd Armoured Face Conveyor System (or “AFC 2”) (part of the Equipment and as defined in the Summary) to the Mine. These delivery dates are subject to adjustment without liability to either Party for events of Force Majeure and to Bucyrus for change orders by Hillsboro, but are subject to the payment of liquidated damages as described in Section 4 of this Agreement. Delivery delays caused by Hillsboro will be subject to storage and other delay costs incurred by Bucyrus including without limitation interest, lost opportunity cost, storage, transportation and opportunity cost, storage, transportation and handling costs, maintenance and refurbishment costs, financial costs (foreign exchange contracts, WIP interest, bonds, letters of credit, etc.), and supplier and governmental fees, taxes and expenses. Payments for such delivery delays are due as of the applicable original delivery date as set forth herein.

4.

Late Delivery Damages. If any delivery is delayed past any delivery date specified above and provided that (i) such delay is not due to a reason specified above, (ii) coal production is delayed, and (iii) the Equipment components which are delayed prevent start-up of the Equipment, Bucyrus will pay Hillsboro liquidated damages of $100,000.00 for each week (of seven (7) days each) delivery is delayed past the specified delivery date (with the 1st day of delay counting as the beginning of the first week). Liquidated damages will be prorated for partial week delays based on the actual number of days of delay in the applicable week. The liquidated damages sum will not be considered penalties or anything other than agreed upon damages in the event of Bucyrus’ failure to meet any such delivery date and is the sole and exclusive remedy for Bucyrus’ late delivery. In no event will liquidated damages for the Equipment in any single week exceed $100,000.00 or in total exceed $2,000,000.00. In no event will liquidated damages for the 2nd Armoured Face Conveyor System (“AFC 2”) exceed $225,000.00.

5.	Terms and Conditions. The terms, conditions and provisions set forth and contained in the document entitled “Terms and Conditions” attached hereto and incorporated herein by reference (“Terms and Conditions”), and the Exhibits to the Terms and Conditions, are fully applicable to and are to be considered to be part of this Agreement.

6.	Spare Parts. Bucyrus agrees to supply spare parts as agreed to by Bucyrus and Hillsboro. Attached hereto and incorporated herein by reference is the document entitled “Bucyrus LW Contract Exhibit C Spare Parts Summary for purposes of selecting contract parts” dated “3/26/2009” (“Spare Parts List”). Bucyrus and Hillsboro mutually shall agree in good faith upon the spare parts from the Spare Parts List which will make up or comprise the $5,000,000 in spare parts to be supplied by Bucyrus as provided in Section 2 of this Agreement (“Agreed Spare Parts”), and the Agreed Spare Parts will be delivered by Bucyrus to the Mine on or before July 15, 2011, all at no cost or expense to Hillsboro. Regardless of when the Agreed Spare Parts are agreed upon and/or delivered, they are to be priced at the “2009 Prices” set forth in the Spare Parts List. Any spare parts purchased by Hillsboro after or in addition to the Agreed Spare Parts shall be priced at the then applicable prices for such parts, which such prices may be revised by Bucyrus each calendar year (and such revised prices shall be applicable to all spare parts purchased during such calendar year). It is agreed, however, that the prices for all such spare parts shall be “FOB” Mine and include all shipment, importation and delivery costs but exclude all taxes and similar charges.

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7.	Most Favored Nations Treatment. Notwithstanding anything herein to the contrary, Bucyrus agrees and covenants to Hillsboro that the applicable price of any spare part sold to Hillsboro hereunder shall be, at the time of such sale, no greater than the price Bucyrus offers or would offer to sell such spare part to any other customer of Bucyrus purchasing such spare part at that time in the United States of America.

DATED EFFECTIVE AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.

ATTEST:	Bucyrus Europe Gmbh

/s/ James M. Robinson IV	/s/ Luis de Leon
By

COO
Title

Hillsboro Energy LLC

	By:	/s/ Michael J. Beyer
An Authorized Person of Foresight Management LLC
Its: Manager

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Exhibit 10.17

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

UP-C-53734

UNION PACIFIC RAILROAD COMPANY

Signed Contract

Issued;	Effective:
October 26, 2009	October 15, 2009

Rates printed as of (October 26, 2009}

Issued by:

Union Pacific Railroad Company 1400

Douglas Street

Omaha, NE 68179

Please use this number in all correspondence. UP-C-53734	CIW

CONFIDENTIAL RAIL TRANSPORTATION CONTRACT

PURSUANT TO 49 U.S.C. SECTION 10709

Agreement: This Agreement is made between SAVATRAN LLC (Customer or Shipper) and the following participating carriers (together referred to as Railroad): UNION PACIFIC RAILROAD COMPANY (UP)

This CONTRACT is made pursuant to 49 U.S.C. 10709. No subsequent agreement amending, supplementing, modifying, or terminating this Agreement shall be binding on Railroad or Customer unless in writing and escorted by their respective authorized representatives.

Term: The effective Date of this Agreement shall be October 15, 2009 and it shall expire on October 14, 2012 (Expiration Date).

Reference: All shipping Documents must make reference to UP-C-53734 as well as the seven digit STCC (where applicable), Origin, Destination and Equipment Identification Number on their face when tendered to the Origin Carrier.

Subject To: Except as otherwise specifically provided herein, this Agreement is subject to the provisions of Rules Circular UP 113-Series. In addition, shipments originating in Colorado or Utah are subject to UP 6602-Series, shipments originating in Wyoming are subject to UP 6603-Series, and shipments originating in states other than Colorado, Utah or Wyoming are subject to UP 6605-Series.

Termination: If no shipments are tendered for movement pursuant to this Agreement for ninety (90) consecutive days, exclusive of any Force Majeure periods. Railroad reserves the right to terminate this Agreement by giving Shipper not less than twenty (20) days advance written notice of such termination, which notice shall include the intended date of termination. Termination of this Agreement for any reason shall not release any party from any obligations that may have accrued prior to such termination.

Minimum Volume Requirement: For each Minimum Volume Period during the Term of this Agreement, Customer agrees to route, via Route(s) in this Agreement, a minimum of 80% of the total number of Minimum Volume Units of Coal received at Destination(s) via rail, as such terms are defined in this Agreement:

Minimum Volume Period: Each annual period, or fraction thereof, beginning with the effective date of this agreement.

Minimum Volume Unit: Net Ton.

Liquidated Damages: Minimum Volume Requirement: If Shipper fails to meet its Minimum Volume Requirement, Shipper shall pay Railroad, not as a penalty, but as compensation for lost traffic in the form of liquidated damages, agreed upon as reasonable, and intended by the parties to be the sole and exclusive remedy for Shipper’s failure to meet the Minimum Volume Requirement, an amount equal to [*] for each shortfall ton, provided, however the number of shortfall tons shall be decreased to the extent such shortfall tons were caused by Railroad’s failure to provide service to transport Customers Coal under this Agreement.

Maximum Volume: The maximum volume that Railroad will transport under this Agreement is 2,000,000 Net Ton(s) of

UP-C-53734 con’t.

Commodity shipped from Origin(s) to Destination(s) for each twelve month(s) period, beginning October 15, 2009 through October 14,2010 and each twelve month(s) period thereafter, if any, during the term of this Agreement. At Shipper’s request, Railroad shall meet and negotiate in good faith with Shipper for the transportation of Coal in excess of the maximum volume in any maximum volume period during the term of this Agreement. If the parties are unable to agree, shipper may transport tons in excess of the maximum volume via alternate carriers and such excess tons shall not be considered in violation of the Minimum Volume Requirement. The number of maximum volume periods shall be limited to the number of such periods occurring during the Term of this Agreement, and Railroad is under no obligation to transport volumes following the end of the Term of this Agreement.

Loading/Unloading: At Origin, Railroad shall provide crews to move trains through the loading facilities for purposes of loading trains through March 31, 2010. On or before April 1, 2010 Customer or Customer’s agent shall provide crews to move trains through the loading facilities for the purpose of loading the trains. If Customer fails to provide crews to move trains through the loading facilities for purposes of loading the trains by April 1,2010, Railroad may cancel this Agreement effective anytime on or after April 1,2010.

Customer shall increase the capacity at Origin to allow a minimum shipment size of 120 railcars by September 1, 2010 at no cost to Railroad. If Customer fails to provide capacity to allow a minimum shipment size of 120 railcars by September 1, 2010, Railroad may cancel this Agreement effective on such date.

Minimum Tender per Shipment: The minimum tender per shipment shown in the APPLICATION AND RATES section is based on a gross weight on rail (“GWOR”) limitation on the route of movement of 268,000 pounds. Should the GWOR limitation be raised to a higher weight, the minimum tender per shipment shall be increased to reflect the higher GWOR limitation,

Service: Railroad shall use reasonable efforts to transport Coal based on the circumstances when the transportation occurs. Railroad shall not be responsible for delays due to weather, track maintenance or construction, equipment failures, embargoes, Acts of God, labor activities, including strikes, denial of or limitation of access to track controlled by any party other than Railroad, excessive demand, or events outside the control of the Railroad. Railroad intends to use reasonable efforts to deliver the Annual Volume Estimate and the Monthly Coal Tonnage forecast furnished by Shipper but has no binding obligation to comply with these planning estimates.

Liquidated Damages: The rate(s) in this Agreement apply in return for limited liability terms as follows: Shipper agrees that except for freight loss and damage, and damage to equipment, in no event will Railroad’s responsibility for damages exceed [*] per net ton as compensation for obtaining an alternative fuel supply or any other damages incurred by Shipper. Said damages of [*] per net ton are not a penalty, but are agreed upon as reasonable, and are intended by the parties to be Shipper’s sole and exclusive remedy for any damages caused by Railroad. In no event shall Railroad be liable for any service guarantee beyond transporting the Minimum Volume Requirement, if any. Further, to the extent allowed by law, under no circumstances will Railroad be liable for any direct, indirect, actual or consequential damages or any other liability, or additional costs of any kind arising out of or caused by service interruptions, reductions, or excessive demand.

Confidentiality: No party hereto shall disclose any information regarding any part of this Agreement except (i) upon the written consent of all parties to this Agreement, or (ii) to the extent that in the opinion of counsel disclosure is required by law. Where such disclosure is required, notice shall be given to all other parties, and to the extent possible, such notice shall be given in advance of disclosures. The parties hereto will make every effort to protect the confidentiality of the rates and other charges under this Agreement.

Surcharge: In the event the average price of Retail On-Highway Diesel fuel (as set forth below, the “HDF Average Price”), calculated monthly based on prices reported on the U.S. Department of Energy Website (eia.doe.gov) equals or exceeds $2.30 per gallon, UP will add a mileage-based fuel surcharge to the freight charges under this Agreement. The fuel surcharge shall be applied to each shipment having a waybill dated on or after the 1st day of the second calendar month following the calendar month of a given HDF Average Price (e.g., a fuel surcharge applied beginning July 1 would be based on May’s HDF Average Price) .

The HDF Average Price for a given calendar month will be determined by adding the weekly Retail On-Highway Diesel Fuel prices reported on the U.S. Department of Energy Website (eia.doe.gov), and dividing the result by the number of

UP-C-53734 con’t.

weeks so reported. The result will be rounded to the nearest tenth of a cent. If the Department of Energy ceases reporting of the price of Retail On-Highway Diesel Fuel, UP will employ a suitable substitute source of price or measure. Schedule reflects the applicable fuel surcharges within the HDF Average Price ranges noted below:

HDF Average Price (Per Gallon)	Fuel Surcharge (Cents Per Mile Per Car)
$0.00 to $2.299	$0.00
$2.30 to $2.319	$0.05
$2.35 to $2.399	$0.06
$2.40 to $2.449	$0.07
$2.45 to $2.499	$0.08
$2.50 to $2.549	$0.09
$2.55 to $2.599	$0.10
$2.60 to $2.649	$0.11
$2.65 to $2.699	$0.12
$2.70 to $2.749	$0.13
$2.75 to $2.799	$0.14
$2.80 to $2.819	$0.15
$2,85 to $2.899	$0.16
$2.90 to $2.949	$0.17
$2.95 to $2.999	$0.18
$3.00 to $3.019	$0.19
$3.05 to $3.099	$0.20
$3.l0 to $3.149	$0.21
$3.15 to $3.199	$0.22
$3.20 to $3.249	$0.23
$3.25 to $3.299	$0.24
$3.30 to $3.349	$0.25
Each $0.05 per gallon increase thereafter	Additional 1 cent per mile

AEK Technologies’ PC* Miler Rail Fuel Surcharge (FNII), as amended from time-to-time, will be used to calculate total miles. If interline price routing is involved, mileages will be calculated via the revenue route junction (s) of the price used to rate the shipment.

Exhibit/Rider: This Agreement hereby incorporates the terms and conditions of the Application and Rates page(s), and any Appendix, Exhibit, Segment, or Rider attached hereto. In the event of a conflict between this Agreement’s printed words and the Application and Rates page(s), or any Appendix, Exhibit, Segment, or Rider, the Application and Rates page(s), Appendix, Exhibit, Segment, or Rider shall govern.

THIS AGREEMENT, consisting of the terms and conditions set forth above, the Application and Rates page(s), and any Appendix, Exhibit, Segment, or Rider has been executed by the authorized representatives of the parties hereto and may not be modified or amended in whole or in part, except by a supplemental agreement that is executed by all parties.

UP-C-53734 con’t.

SAVATRAN LLC

By:	/s/ Michael J. Beyer

Title:	CEO

UNION PACIFIC RAILROAD COMPANY

By:	Douglas J. Glass

Title:	V.P. Energy

Date Signed:	Nov. 3, 2009

UP-C-53734 con’t.

STCC/GROUP STCC	DESCRIPTION
11	Coal

General Application Rules for UP-C-53734

1. Mileage allowance payment on private equipment will not apply.

2. Free time to load will be 5 hours.

3. Applies in cars whose equipment tare weight plus lading weight total is 1 pounds but not more than 268,000 pounds.

UP-C-53734 con’t.

APPLICATION AND RATES

COLUMN	RATE APPLICATION RULES

1.	Rates are in U.S. dollars Per Net Ton. Subject to a minimum lading weight of 99 tons per car. Applies in railroad-owned or –leased equipment. Applies if minimum tender per shipment is 90 Car(s).

2

Rates are in U.S. dollars Per Net Ton.

Subject to a minimum lading weight of 105 tons per car.

Applies in Customer/Shipper-owned or –leased equipment bearing private (non-railcarrier) reporting marks.

Applies if minimum tender per shipment is 90 Car(s).

3	Rates are in U.S. dollars Per Net Ton. Subject to a minimum lading weight of 99 tons per car. Applies in railroad-owned or –leased equipment. Applies if minimum tender per shipment is 90 Car(s).

4

Rates are in U.S. dollars Per Net Ton.

Subject to a minimum lading weight of 105 tons per car.

Applies in Customer/Shipper-owned or –leased equipment bearing private (non-railcarrier) reporting marks.

Applies if minimum tender per shipment is 90 Car(s).

5	Rates are in U.S. dollars Per Net Ton. Subject to a minimum lading weight of 99 tons per car. Applies in railroad-owned or –leased equipment. Applies if minimum tender per shipment is 120 Car(s).

UP-C-53734 con’t.

COLUMN	RATE APPLICATION RULES

6

Rates are in U.S. dollars Per Net Ton.

Subject to a minimum lading weight of 105 tons per car.

Applies in Customer/Shipper-owned or –leased equipment bearing private (non-railcarrier) reporting marks.

Applies if minimum tender per shipment is 120 Car(s).

7	Rates are in U.S. dollars Per Net Ton. Subject to a minimum lading weight of 99 tons per car. Applies in railroad-owned or –leased equipment. Applies if minimum tender per shipment is 120 Car(s).

8

Rates are in U.S. dollars Per Net Ton.

Subject to a minimum lading weight of 105 tons per car.

Applies in Customer/Shipper-owned or –leased equipment bearing private (non-railcarrier) reporting marks.

Applies if minimum tender per shipment is 120 Car(s).

9	Rates are in U.S. dollars Per Net Ton. Subject to a minimum lading weight of 99 tons per car. Applies in railroad-owned or –leased equipment. Applies if minimum tender per shipment is 120 Car(s).

10

Rates are in U.S. dollars Per Net Ton.

Subject to a minimum lading weight of 105 tons per car.

Applies in Customer/Shipper-owned or –leased equipment bearing private (non-railcarrier) reporting marks.

Applies if minimum tender per shipment is 120 Car(s).

	Col 1 Rate	Col 2 Rate	Col 3 Rate	Col 4 Rate	Col 5 Rate	Col 6 Rate	Col 7 Rate	Col 8 Rate	Col 9 Rate	Col 10 Rate	Notes	Route Code/Group
STCC: 11 Coal From IL, Carlinville

UP-C-53734 con’t.

	Col 1 Rate	Col 2 Rate	Col 3 Rate	Col 4 Rate	Col 5 Rate	Col 6 Rate	Col 7 Rate	Col 8 Rate	Col 9 Rate	Col 10 Rate	Notes	Route Code/ Group
To: IL, KELLOGG	Exp. 12/31/2009 [*]	Exp. 12/31/2009 [*]	Eff. 01/01/2010 Exp. 08/31/2010 [*]	Eff. 01/01/2010 Exp. 08/31/2010 [*]	Eff. 09/01/2010 Exp. 12/31/2010 [*]	Eff. 09/01/2010 Exp. 12/31/2010 [*]	Eff. 01/01/2011 Exp. 12/31/2011 [*]	Eff. 01/01/2011 Exp. 12/31/2011 [*]	Eff. 01/01/2012 [*]	Eff. 01/01/2012 [*]	1	UP

IL, SAUGET	Exp. 12/31/2009 [*]	Exp. 12/31/2009 [*]	Eff. 01/01/2010 Exp. 08/31/2010 [*]	Eff. 01/01/2010 Exp. 08/31/2010 [*]	Eff. 09/01/2010 Exp. 12/31/2010 [*]	Eff. 09/01/2010 Exp. 12/31/2010 [*]	Eff. 01/01/2011 Exp. 12/31/2011 [*]	Eff. 01/01/2011 Exp. 12/31/2011 [*]	Eff. 01/01/2012 [*]	Eff. 01/01/2012 [*]	2	UP

NOTES	DESCRIPTION

1.	Free time to unload will be 8 hour(s).

2.	Free time to unload will be 12 hour(s).

Exhibit 10.18

AMENDED AND RESTATED

LONGWALL SALE AND PURCHASE AGREEMENT

THIS AMENDED AND RESTATED LONGWALL SALE AND PURCHASE AGREEMENT (“Agreement”) is made effective as of June 17, 2009, and is by and between Bucyrus America, Inc. (“Bucyrus”), a Pennsylvania corporation, and Sugar Camp Energy, LLC (“Sugar Camp”), a Delaware limited liability company, each a “Party” and collectively the “Parties.”

W I T N E S S E T H:

WHEREAS, the Parties entered into a Longwall Sale and Purchase Agreement made effective as of June 17, 2009 wherein Bucyrus agreed to sell to Sugar Camp and Sugar Camp agreed to purchase from Bucyrus certain longwall equipment as defined and set forth therein (“Prior Agreement”); and

WHEREAS, the Parties by and through this Agreement to amend and restate the Prior Agreement in its entirety.

Intending to be legally bound and for good and valuable consideration, the Parties agree that the Prior Agreement is amended and restated in its entirety as follows:

1.	Equipment. Bucyrus agrees to sell to Sugar Camp, and Sugar Camp agrees to purchase from Bucyrus, the equipment as listed and described in the document entitled “‘Exhibit B-2 Bucyrus America AFC System Equipment Price Summary” (“Customer: Sugar Camp Energy LLC Revision 6”) dated “8/3/2009” attached hereto and incorporated herein by reference (collectively “Equipment” and with such AFC System Equipment Price Summary being the “Summary”), on the terms and conditions set forth herein.

2.	Purchase Price. The purchase price for the Equipment will be $27,152,323.81; which includes $3,000,000 in spare parts to be delivered to Sugar Camp free of charge and $1,000,000 in repair or rebuilds credits to be used by Sugar Camp at Bucyrus’ shops by July 1, 2013, and is based on a locked exchange rate of 1.4700 USD/Euro. The purchase price is inclusive of freight, duties and deductions for items as listed in the Summary, but is exclusive of applicable sales/use taxes and similar tees or charges. The purchase price will be payable in progress payments on a schedule that approximates the timing of costs incurred by Bucyrus, as set forth in the document entitled “EXHIBIT A-3 AFC System Payment Schedule Revised 8-05-09” attached hereto and incorporated herein by reference, with any payments delayed upon agreement of the Parties subject to time value of money adjustments.

1

3.

Delivery. Bucyrus will deliver the 1st AFC System of the Equipment and the Agreed Spare Parts (hereafter defined) to Sugar Camp’s minesite (“Mine”) on or before December 31, 2010 and the 2nd AFC System of the Equipment to the Mine on or before December 31, 2011. Such 1st AFC System, Agreed Spare Parts (hereafter defined) and 2nd AFC are parts or components of the Equipment and are so labeled or described in the Summary. These delivery dates are subject to adjustment without liability to either Party for events of Force Majeure and to Bucyrus for change orders by Sugar Camp, but are subject to the payment of liquidated damages as described in Section 4. of this Agreement. Delivery delays caused by Sugar Camp will be subject to storage and other delay costs incurred by Bucyrus including without limitation interest, lost opportunity cost, storage, transportation and handling costs, maintenance and refurbishment costs, financial costs (foreign exchange contracts, WIP interest, bonds, letters of credit, etc.), and supplier and governmental tees, taxes and expenses. Payments for such delivery delays are due as of the applicable original delivery dates as set forth herein.

4.

Late Delivery Damages. If any delivery is delayed past the applicable delivery date specified above and provided that (i) such delay is not due to a reason specified above, (ii) coal production is delayed, and (iii) the Equipment components which are delayed prevent start-up of the Equipment, Bucyrus will pay Sugar Camp liquidated damages of $100,000.00 for each week (of seven (7) days each) delivery is delayed past the specified delivery date (with the 1st day of delay counting as the beginning of the first week). Liquidated damages will be prorated for partial week delays based on the actual number of days of delay in the applicable week. The liquidated damages sum will not be considered penalties or anything other than agreed upon damages in the event of Bucyrus’ failure to meet such delivery date and is the sole and exclusive remedy for Bucyrus’ late delivery. In no event will liquidated damages for the Combined Equipment (hereafter defined) (excluding the 2nd AFC System) in any single week exceed $100,000.00 or in total exceed $2,000,000.00). In no event will liquidated damages for the 2nd AFC System exceed $225,000.00.

5.	Simultaneous Agreement. The Parties acknowledge and agree that simultaneously with the execution of this Agreement Sugar Camp and Bucyrus DBT Europe Gmbh, a German limited liability company and an entity affiliated with Bucyrus (“Bucyrus DBT”), will enter into a separate “Longwall Sale and Purchase Agreement” of even date herewith (“Bucyrus DBT Agreement”). The Bucyrus DBT Agreement provides for the purchase by Sugar Camp and the sale by Bucyrus DBT of other and additional longwall equipment (“Roof Support Equipment”) associated with the Equipment being purchased and sold in this Agreement. Upon the purchase and delivery of the Roof Support Equipment under the Bucyrus DBT Agreement, and upon the purchase and delivery of the Equipment under this Agreement, Sugar Camp will combine, assemble and aggregate the Roof Support Equipment and the Equipment into one single longwall system in the Mine (“Combined Equipment”). Where applicable and as the context requires, “Equipment,” as used in this Agreement, also shall mean “Combined Equipment.”

2

6.	Terms and Conditions. The terms, conditions and provisions set forth and contained in the document entitled “Terms and Conditions” attached hereto and incorporated herein by reference (“Terms and Conditions”), and the Exhibits to the Terms and Conditions, are fully applicable to and are to be considered to be part of this Agreement. The Parties acknowledge and agree that (i) identical Terms and Conditions are attached to the Bucyrus DBT Agreement and incorporated therein; and (ii) such Terms and Conditions shall be applicable to both the Bucyrus DBT Agreement and this Agreement and to the Combined Equipment in the aggregate, except to the extent the context indicates otherwise (i.e., only Bucyrus America, Inc. shall be obligated to provide training and service under Section 18 of the Terms and Conditions).

7.	Spare Parts. Bucyrus agrees to supply spare parts as agreed to by Bucyrus and Sugar Camp. Attached hereto and incorporated herein by reference is the document entitled “Bucyrus LW Contract Exhibit C Spare Parts Summary for purposes of selecting contract parts” dated “3/26/2009” (“Spare Parts List”). Bucyrus and Sugar Camp mutually shall agree in good faith upon the spare parts from the Spare Parts List which will make up or comprise the $3,000,000 in spare parts included in the purchase price in Section 2. of this Agreement (“Agreed Spare Parts”), and the Agreed Spare Parts will be delivered by Bucyrus to the Mine on or before December 31, 2010. The Parties acknowledge agree that even though the purchase price set forth in this Agreement for the Equipment includes $3,000,000 in spare parts which are to be delivered to Sugar Camp free of charge and $1,000,000 in repair or rebuilds credits to be used by Sugar Camp at Bucyrus’ shops by July 1, 2013, such agreements to provide spare parts and repair or rebuild credits also are applicable to the Roof Support Equipment under the Bucyrus DBT Agreement without the payment of any additional consideration (but such agreements are not the obligation of Bucyrus DBT, as all such spare parts and repair or rebuild credits will be provided by Bucyrus America, Inc.). Regardless of when the Agreed Spare Parts are agreed upon and/or delivered, they are to be priced at the “2009 Prices” set forth in the Spare Parts List. Any spare parts purchased by Sugar Camp after or in addition to the Agreed Spare Parts shall be priced at the then applicable prices for such parts, which such prices may be revised by Bucyrus each calendar year (and such revised prices shall be applicable to all spare parts purchased during such calendar year). It is agreed, however, that the prices for all such spare parts shall be “FOB” Mine and include all shipment, importation and delivery costs but exclude all taxes and similar charges.

8.	Most Favored Nations Treatment. Notwithstanding anything herein to the contrary, Bucyrus agrees and covenants to Sugar Camp that the applicable price of any spare part sold to Sugar Camp hereunder shall be, at the time of such sale, no greater than the price Bucyrus offers or would offer to sell such spare part to any other customer of Bucyrus purchasing such spare part at that time in the United States of America.

3

DATED EFFECTIVE AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.

ATTEST:	Bucyrus America, Inc.

/s/ Linda Amoroso	/s/ William S. Tate
Asst. Secretary	By

Vice President
Title

Sugar Camp Energy, LLC

	By:	/s/ Michael J. Beyer
An Authorized Person of Foresight Management LLC
Its: Manager

4

Exhibit 10.19

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

Prepared by:	TVA TRACT NO. XENC-3L

/s/ Janice K. Pulver
Janice K. Pulver, Attorney Tennessee Valley Authority 1101 Market Street, CST 7D Chattanooga, Tennessee 37402-2801 (423) 751-2096

ILLINOIS COAL LEASE

THIS LEASE, effective the 1st day of July, 2002, between the UNITED STATES OF AMERICA (sometimes hereinafter referred to as the “Lessor”), acting herein by and through its legal agent, the Tennessee Valley Authority (hereinafter referred to as “TVA”), a corporation created and existing under an Act of Congress, known as the Tennessee Valley Authority Act of 1933, as amended, and ILLINOIS FUEL COMPANY, LLC, a Kentucky limited liability company (hereinafter referred to as “Lessee”);

W I T N E S S E T H:

WHEREAS the Board of Directors of TVA has approved the leasing of the No. 5 and No. 6 seams of coal underlying the land described in Exhibit A and shown on Exhibit B, both of which are attached hereto and made a part hereof, and rights appurtenant thereto, said coal land being further identified in TVA’s land records as Tract No. XENC-3L; and

WHEREAS TVA advertised said TVA Tract No. XENC-3L for sale at public auction; and

WHEREAS pursuant to said advertisement said lease was offered for sale at public auction on the 16th day of May, 2002, at 10:00 a.m., CDT, at the Franklin County Courthouse, in Benton, Illinois, and the terms of said sale having been cried for a reasonable time, said lease of said TVA tract was finally sold to the Lessee, its bid being the highest and best bid made at said sale.

NOW, THEREFORE, in consideration of the premises and other provisions recited herein, Lessor does hereby lease the No. 5 and No. 6 seams of coal underlying approximately 58,235.12 acres of land located in Jefferson, Hamilton and Franklin Counties, Illinois, specifically described in said Exhibit A and shown on said Exhibit B, and any of the No. 5 and 6 seams of coal underlying any adjoining land in which Lessor may have an interest by reason of uncertain boundaries, adverse possession, unrecorded deeds or otherwise, and rights appurtenant thereto.

PAGE 1 OF COAL LEASE

TVA TRACT NO. XENC-3L

The coal rights hereby leased were acquired by the United States of America by virtue of the deeds referenced in said Exhibit C (hereinafter collectively referred to as the “Acquisition Deeds”), a copy of which is attached hereto and made a part hereof.

It is understood that this lease is granted subject to facts which would be disclosed by an accurate survey of the premises and to such defects in title as may be disclosed upon an examination thereof.

It is understood and agreed that this lease is subject to all the terms and conditions which were included in or incorporated by reference in Lessors Acquisition Deeds referred to above and that this lease grants the right to remove said seams of coal underlying the land described in said Exhibit A and shown on said Exhibit B, subject to any restrictions In the Acquisition Deeds whether included therein or incorporated by reference or by law, and to the following express conditions:

1.	Rights Granted

Lessor grants the right to mine and remove the No. 5 and No. 6 seams of coal by underground mining methods only. Lessee agrees to conduct all mining activities in a manner that will avoid damage to the remaining coal resources as can be avoided by an ordinary prudent and practical operator. In addition, to the extent Lessor has such rights under its Acquisition Deeds or at law, Lessor grants to Lessee the nonexclusive right to use and to acquire the surface lands overlying the leased area and any adjoining land in which Lessor may have an interest by reason of uncertain boundaries, adverse possession, unrecorded deeds or otherwise as provided in said Acquisition Deeds.

This lease does not convey and Lessor hereby specifically reserves any and all interest it may have in and to the coalbed methane; provided, however, Lessee may release coalbed methane incident to the rights conveyed hereunder where it is necessary and reasonable to do so for the purposes of ventilation or safety.

2.	Mining Permit Application, General Mining Plans and Maps

At the time Lessee applies to the Illinois Office of Mines and Minerals for a mining permit, Lessee shall provide TVA a copy of all documents and maps submitted in conjunction therewith.

Furthermore, Lessee shall develop and work its operations in accordance with a general mining plan which may be revised from time to time by mutual agreement. Lessee shall not Initiate or conduct any activities under a proposed general mining plan or any proposed revisions thereto prior to receiving TVA’s written approval which shall not be unreasonably withheld. Any general mining plan or proposed revisions will be reviewed by TVA in a timely manner. Unless Lessee receives written disapproval of the general mining plan or any revision thereto within twenty-eight (28) days, in the case of the initial plan, or fourteen (14) days, in the case of any revisions, of submittal to TVA, the plan or revisions shall be deemed to be approved.

PAGE 2 OF COAL LEASE

TVA TRACT NO. XENC-3L

If a general mining plan that meets TVA’s approval is not submitted within eighteen (18) months from the effective date hereof, then this agreement shall terminate at such time unless extended by TVA in writing. In the event of a termination for failure to timely submit an acceptable plan, TVA shall retain all lease payments previously made, and Lessee shall be obligated to make lease payments pursuant to section 3 of this agreement only for the period prior to termination, with payments for any partial royalty period (as defined in section 3 hereof) being calculated proportionately to the fraction of such royalty period. The preceding sentence applies only in the case of the initial plan. Notwithstanding the foregoing, if Lessee notifies TVA in writing within sixteen (16) months from the effective date hereof that it does not intend to submit a mining plan, TVA shall not have the option to extend this agreement beyond eighteen (18) months from the effective date hereof.

The general mining plan shall provide for maximum recovery of all coal that the Lessee as an ordinary prudent and practical operator can mine and sell at a reasonable profit as determined by industry standards (hereinafter the “minable and recoverable coal”).

Lessee shall conduct its mining operations thereunder in an efficient and workmanlike manner, in accordance with approved mining methods and practices in the vicinity, in accordance with the laws and regulations governing such operations, and in such manner as to recover the maximum amount of minable and recoverable coal and to prevent unnecessary harm to the remaining coal resources and coal reserves which are not mined by the Lessee.

Royalty will be paid on each ton of minable and recoverable coal lost where such loss is the result of the Lessee independently deviating from the currently approved general mining plan or of Lessee’s breach of any other obligations under this lease. Royalty will be due upon the discovery of such loss and the royalty will be calculated and paid in accordance with section 4 hereof.

Lessee shall keep mine maps as required by the State of Illinois and the U.S. Department of Interior.

True copies of mine production maps shall be delivered to TVA not later than the 15th day of the month following each royalty period and accurately reflect the mining conducted the previous royalty period and projected mining for the current royalty period.

Lessee shall provide for TVA’s review and approval a copy of any proposed mining and reclamation plan, showing all anticipated surface disturbance, at the time such plan is submitted to the appropriate regulatory authorities. Lessee may conduct only such operations hereunder as are in accordance with such an approved plan.

Notwithstanding anything herein to the contrary, Lessee shall not commence any mining activity pursuant to a mining plan or revisions thereto until satisfactory completion of all environmental and cultural resource reviews by TVA required for compliance with all applicable laws and regulations. Based on the results of such reviews, TVA may require the revision of any mining plan or revision theretofore approved or deemed approved; provided further, if such revisions require Lessee to undertake measures in excess of those required by law or regulation, TVA shall bear the cost of such measures. On the basis of such reviews, TVA may prohibit mining on a portion of, or all of, the leasehold. In the event such a prohibition precludes mining or further mining of the leasehold at a reasonable profit, this lease shall terminate. If such a termination occurs before commencement of mining under the initial general mining plan, TVA shall return to the Lessee all lease payments and any minimum royalty payments previously made. In case of a partial or total prohibition, after commencement of mining, an equitable adjustment shall be made in payments previously made (or thereafter otherwise payable If only a partial prohibition) based on the ratio of the minable and recoverable coal which TVA permits to be mined to the total amount of minable and recoverable coal otherwise minable and recoverable as of the effective date of this lease.

PAGE 3 OF COAL LEASE

TVA TRACT NO. XENC-3L

3.	Lease Payment and Minimum Royalty

Upon execution of this lease, Lessee shall pay TVA the amount of [*]. Beginning with the first royalty period, Lessee shall pay TVA as a lease payment the sum of [*] per year [*], one-fourth (1/4) of which shall be paid each and every royalty period1 until that royalty period in which production begins, payment of which shall be made on or before the 25th day after the end of each royalty period, the first being due July 25th, 2002.

Beginning with the twenty-first (21st) royalty period or the royalty period in which production begins, whichever occurs first, in the event sufficient tonnage is not mined and removed to provide a minimum royalty payment of [*] per year [*], one-fourth (1/4) of which shall be paid each and every royalty period, Lessee shall pay to TVA, in addition to any production royalty payment under section 4, the difference by which the minimum royalty payment due exceeds any production royalty amount due for such period.

When production royalty payments for royalty period exceed the minimum royalty payment due, that amount in excess will be considered a carryover credit toward meeting the minimum requirement for the succeeding royalty period or periods.

Lease payments paid to TVA pursuant to the first paragraph of this section 3 for the first twenty (20) royalty periods shall be credited against any production royalty payments thereafter payable. Beginning with the twenty-first (21st) royalty period, any minimum payments made pursuant to the second paragraph of this section 3 shall be credited against any production royalty payments payable for the next four (4) royalty periods.

Payment of any minimum royalty due shall be made on or before the 25th day of the month following each royalty period.

[1]

A royalty period is (with the exception of the first royalty period) three calendar months ending March 31, June 30, September 30, or December 31. The first royalty period may be less than three calendar months, commencing on the effective date hereof and ending on the next following of the above dates.

PAGE 4 OF COAL LEASE

TVA TRACT NO. XENC-3L

4.	Production Royalty

Lessee shall pay to TVA a basic tonnage royalty of [*}2, whichever is the greater amount, on each ton of 2,000 pounds on all coal mined and removed by Lessee from the leased premises.

Lessee agrees that TVA may, under the following situations, elect to disregard the gross selling price used by Lessee in calculating royalty and substitute reasonable gross selling price based on prevailing market data for coal of similar quality:

A.	When in TVA’s reasonable judgment purchaser is not a bona fide purchaser; or

B.	When the blending of coal from the leased premises with coal of lower quality from other sources has an adverse effect on the ultimate sale price.

Production royalty shall be paid on each raw, run-of-mine ton of coal mined and removed from the leased premises; provided, however, if cleaning shall be necessary to render the coal merchantable, royalty will be paid on each clean ton, except in circumstances governed by section 6 hereof.

Production royalty payments shall be made on or before the 25th day of the month following actual production.

5.	Recordkeeping

Lessee shall keep accurate records and accounts, by such methods and in such forms as are acceptable to TVA, of the coal mined and removed by Lessee from the leased premises and shall furnish to TVA, on or before making royalty payments, a signed certification, in form satisfactory to TVA, setting forth all information required to compute the proper amount of such payment.

TVA, or its designee, shall have the right to inspect all such records and accounts, and Lessee shall furnish to TVA, upon request, such evidence of the correctness of such records, account, and certificates as TVA may from time to time require including certificates of weigh masters or other representatives of railroads, truckers, or tipples through which coal from the leased premises has been shipped by Lessee. No certification of Lessee shall be deemed conclusive, and TVA shall have the right at any time either before or after shipment, or before or after payment of the royalties, to verify the information set forth in such certification by such methods as TVA may deem appropriate, and any adjustments in royalties shown to be due by such verified information shall be paid within twenty (20) days after written demand by TVA. If, in TVA’s reasonable judgment, the records are inadequate for determining correct royalty due, TVA may

[2]	[*}

PAGE 5 OF COAL LEASE

TVA TRACT NO. XENC-3L

terminate this lease in accordance with section 15. TVA shall keep confidential all information, records and accounts Inspected or obtained by virtue of this lease, shall use it or them only for the purpose specified In this lease and shall not disclose it or them to others except as required by law.

6.	Calculated Tonnage

If TVA, in its sole judgment, determines that the amount of coal mined and removed from the leased premises prior to the normal weighing of individual trucks by certified scales is not reasonably able to be determined due to the blending of coal extracted from the leased premises with coal from other sources, as referred to In section 4 hereof, then TVA will calculate the tonnage on which production royalty shall be due by means of accurate seam thickness, pit dimensions, and/or entry measurements supplied by Lessee, and any additional measurements which TVA representatives from time to time may take or obtain. Each cubic yard of coal and/or coal-like material (material in-place with a merchantable heat content) shall be deemed to be equivalent to 1.10 tons of coal. To compensate for losses of coal that normally occur through mining and preparation, Lessee shall be required to pay royalty on only ninety-five percent (95%) of the tonnage calculated under this paragraph when such calculated tonnage is the basis for determining royalty payment.

TVA may from time to time, at its own expense, conduct float-sink tests on sample material taken from portions of the coal seam to determine that portion of a particular one of material which should be included in the calculation of tonnage on which production royalty shall be due. In the event that float-sink tests are performed, any coal or coal-like material which floats at a gravity test of 1.52 shall be included in the calculation of tonnage on which production royalty shall be due. The basic tonnage royalty set forth in section 4 hereof will then be applied to the tonnage calculated in accordance with this section 6 to arrive at the production royalty payments (as used in section 4 hereof).

In taking the measurements provided for in this section 6, Lessee shall clearly mark the stations at which coal thickness measurements are taken, and coal thickness measurements shall be accurate to the nearest one quarter inch. Linear measurements shall be accurate to the nearest one-tenth of afoot and shall be taken as often as required to provide accurate calculations of the mined area. All calculations, tests, and measurements shall be performed using sound principles generally acceptable in the coal industry. If TVA elects to calculate the tonnage under this section 6, it will be taken into account in determining the form of recordkeeping and account keeping acceptable to TVA under section 5; however, all of the provisions contained In section 5, including, without limitation, recordkeeping, certification requirements, and inspection rights, will remain in effect and any measurements or other information provided by the Lessee under this section 6 shall be certified by the Lessee In accordance with said section 5.

7.	Term

This lease shall be for a term of ten (10) years from the effective date hereof or until the minable and recoverable coal in the No. 5 and No. 6 seams of coal is exhausted, whichever occurs first; provided however, that if at the end of the initial ten (10) years Lessee is producing coal from the leased premises, the term shall automatically extend for so long as coal is being produced from the leased premises; provided, further, that If at the end of the initial ten (10) years, or at any time thereafter, coal is not being produced from the leased premises, the term of this lease may be extended at TVA’s sole option.

It Is understood that all or a portion of the land on which the right to mine and appurtenant rights are leased and granted in this lease shall be bonded with the appropriate state or federal

PAGE 6 OF COAL LEASE

TVA TRACT NO. XENC-3L

authority and that following the termination of the lease or removal of coal, it may be necessary to maintain the use of the bonded area until said bonds are released. It is agreed by the Lessor that it shall not condone, grant, allow or permit any use, activity or other action to occur on any affected or bonded part of the land which will In anyway interfere with or constitute noncompliance with the state or federal regulations. Lessor shall not prohibit or in any way interfere with Lessees access to and entry upon the land at all times during the required period for such purposes and activities as may be necessary to fulfill or comply with such governmental regulations. The Lessor agrees that It will sign post-mining land use change waivers or other such documents which will grant any needed or required consents to Lessee or others to allow silt structures or ponds and roads to remain upon the property after mining is completed and to allow the land to be returned to hayland/pastureland or fish and wildlife habitat.

8.	Removal of Personal Property and Land Restoration

Lessee shall, if required by TVA, upon any partial or total relinquishment or the termination or expiration of this lease, restore the surface of the leased land to its former condition or to a condition permitted under law, including the removal of structures. The Lessee shall have the privilege, at any time within sixty (60) days after the termination or expiration of said lease, of removing from the leased premises all personal property which the Lessee placed upon the affected lands Any personal property which the Lessee fails to remove within such period of sixty (60) days and any structures the Lessee fails to remove as required above shall become the property of TVA at TVA’s option and/or may be removed at Lessees expense.

9.	Compliance With Laws and Environmental Protection

Lessee shall obtain all required permits. All activities resulting from the exercise of rights granted under this lease shall be conducted In such manner so as to (a) comply with all applicable local, state, and federal laws and regulations and (b) protect the environment. TVA may direct activities for the protection of the environment or historical or archaeological resources in excess of those required by law provided TV bears the cost of such activities.

Without limiting the foregoing, Lessee shall not disturb or alter in anyway the existing state of any archeological sites, human remains, funerary objects, sacred objects, objects of cultural patrimony, or any other archeological resources which may be discovered or identified on or under the leased premises as provided for in the Native American Graves Protection and Repatriation Act and the Archeological Resources Protection Act Upon the discovery of any such items, Lessee shall immediately stop all activity in the area of the discovery, make a reasonable effort to protect such items, and notify TVA’s Cultural Resources staff by telephone at 865-632-1578. Lessee shall also provide written notification of such discovery to TVA, Cultural Resources, Post Office Box 1589, Norris, Tennessee 37828. Lessee shall not resume work in the area of the discovery until approved by TVA.

Furthermore, without limiting the foregoing, Lessee shall secure for its employees the black lung benefits as provided for in the Federal Mine Safety and Health Act of 1977, as amended.

10.	Rights of Third Parties

If the surface overlying said coal and/or oil and gas and/or other mineral rights in said land are owned by third parties and if any conflict between Lessee and such third parties results in litigation, then TVA shall have the right at its option to assume complete control of the conduct of such litigation at its expense, and Lessee agrees to cooperate fully with TVA in the conduct of the litigation. TVA does not warrant or guarantee that any such conflict will be resolved in a manner favorable to the Lessee.

PAGE 7 OF COAL LEASE

TVA TRACT NO. XENC-3L

11.	Indemnification

Lessee shall indemnify and save harmless the United States of America, TVA, and their employees and agents against and from all claims, demands, suits, losses, and judgments for damages and injuries (including death) to persons, including employees of Lessee, or property which may result by reason of the Lessee exercising any rights hereby granted to the Lessee, such damages and injuries to Include but not be limited to those resulting from: explosions from any cause; mining accidents or disasters; flooding; pollution of streams, wells, ponds, watercourses; pollution of the atmosphere; trespass; nuisance; and surface subsidence affecting surface lands, streams, wells, ponds, watercourses, rights-of-way, telephone lines, powerlines, pipelines, oil and gas wells, roads, railroads, or any object or structure located on the subsiding surface.

12.	Assignment and Insolvency

Lessee shall not assign in whole or in part, any of the estate, right, or benefit accruing to it under the terms of this lease without the prior written consent of TVA, which consent shall not be unreasonably withheld, and in the event TVA shall give such consent, the same shall not be construed as waiver of this provision with respect to subsequent assignments. In the event Lessee shall be adjudged bankrupt, or if a receiver be appointed for it on the grounds of insolvency or threatened insolvency, or if any property of Lessee be advertised for sale, under process of law or by any decree or order of any court of competent jurisdiction, and such processes, decrees, and/or orders be not discharged and satisfied more than five (5) days prior to the date of such advertised sale, then in the case of the happening of any one of the foregoing contingencies, Lessee shall be conclusively deemed to have assigned this lease without the written consent of TVA and to be in default hereunder, and TVA shall have the right to immediately terminate this lease without further notice.

13.	Taxes

The Lessee shall pay when due all taxes lawfully assessed and levied under the laws of the state of Illinois or the United States of America upon improvements, output of mines, or other rights, property, or assets of the Lessee.

14.	No Warranties

It is understood and agreed that TVA has made no warranties as to the amount or quality of coal which may be contained In the leased premises or as to the methods which may be employed In mining such coal and has not made any commitment or given any assurance as to the minability or accessibility of any coal.

15.	Default and Termination

If the Lessee fails to comply with any of the provisions of this lease, TVA may give the Lessee written notice to correct such default and, if such default is not corrected within thirty (30) days after the service of such written notice upon the Lessee, TVA may terminate this lease. The Lessee may, upon sixty (60) days’ written notice to TVA, terminate this lease after thirty (30) calendar months from the effective date hereof, subject to the terms of section 21 of this agreement.

Upon termination of this lease, title to all unmined coal shall remain the property of TVA as custodian for the United States of America, and Lessee shall (in addition to other lease payment and royalty obligations) pay TVA the basic tonnage royalty provided for in section 4 for each ton of coal mined but not removed from TVA Tract No. XENC-3L. Lessee will have 30 days from such termination date in which to make payment of all outstanding royalties and any other financial obligation which may have accrued under the terms of this agreement.

PAGE 8 OF COAL LEASE

TVA TRACT NO. XENC-3L

16.	Right of Entry

TVA’s representatives shall have the right at all reasonable times to enter the lease area whether below or on the surface of the ground In order to inspect and examine same or for any other lawful purpose incident to or connected with its interest or its rights under this lease TVA shall have the right to inspect and to make surveys of the Lessees mines on the property and to examine the maps, engineering records, and production records of the Lessee The provisions of section II shall not apply to the exercise of any right under this section 16 or to any claims, demands, suits, losses, and judgments for damages or injuries (including death) which may result from the exercise of any such right and TVA shall indemnify and save harmless Lessee against and from all such matters except for any damages or injuries proximately caused by Lessees sole negligence.

17.	Administration

TVA’s Executive Vice President, Fossil Power Group, or his designee, will administer this lease for TVA as its duly authorized representative Such designation shall continue until revoked or modified by TVA’s Executive Vice President, Fossil Power Group, by notice to the Lessee Any notice to Lessee deemed necessary under the terms of this lease shall be in writing and deposited postpaid in the United States mail addressed to the Lessee c/o John C. Smith, Jr., President, Illinois Fuel Company, LLC, 1500 North Big Run Road, Ashland, Kentucky 41102, or such other addresses as subsequently designated in writing from time to time All payments required hereunder shall be deposited postpaid In the United States mail addressed to Tennessee Valley Authority, Attention Cash Management, Treasury Services, P.O. Box 480, Knoxville, Tennessee 37901-0480, with a copy of such payment and any written notices or correspondence required hereunder directed to the Tennessee Valley Authority, Fossil Power Group, Executive Vice President, 1101 Market Street, Lookout Place, 3K, Chattanooga, Tennessee 37402-2801, or to such other addresses as TVA may subsequently designate in writing from time to time.

18.	No Right to Benefit

No member of or delegate to Congress or Resident Commissioner ,or any officer, employee, special government employee, or agent of TVA shall be admitted to any share or part of this lease or to any benefit that may arise therefrom unless It be made with corporation for its general benefit, nor shall the Lessee offer or give, directly or indirectly, to any officer, employee, special government employee, or agent of TVA any gift, gratuity, favor, entertainment, loan, or any other thing of monetary value, except as provided in 5 C.F.R. Part 2635. Breach of this provision shall constitute material breach of this lease, and TVA shall have the right to exercise all remedies provided in this lease or at law.

19.	Force Majeure

If as a result of a force majeure either of the parties hereto is unable to carry out fully or In part Its obligations hereunder, it shall give the other party prompt written notice of the force majeure with reasonably full particulars concerning it. Thereupon, except for accrued obligations to make payments of money or transfer property, the obligations of each party, so far as they are affected by the force majeure, shall be suspended during but no longer than, the continuance of the force majeure. The party claiming the suspension shall use all reasonable diligence to remove the force majeure as quickly as possible, but shall not be required to settle strikes or other labor difficulties against its best judgment The term “force majeure” as employed herein shall mean an

PAGE 9 OF COAL LEASE

TVA TRACT NO. XENC-3L

act of God, action of the elements, strike, lockout, or other industrial disturbance, act of the public enemy, war blockade, public riot, fire, lightning, earthquake, storm, flood, explosion, governmental restraint or delay, unavailability of equipment and any other cause, whether of the kind specifically enumerated or otherwise, which is not reasonably within the control of the party claiming the suspension. If any period of force majeure continues for more than one hundred and twenty (120) days, either party may terminate this lease by giving written notice.

20.	Discrimination

Unless otherwise specifically exempted, this agreement will be performed by Lessee in full compliance with all applicable equal opportunity requirements including, but not limited to, the provisions of Executive Order No. 11246, as amended, and the provisions of the Equal Employment Opportunity clause set out in such order, which clause is incorporated herein by reference; the provisions of Chapter 60 of Title 41 of the Code of Federal Regulations, which provisions, including any future amendments thereof, are incorporated herein by reference and made a part hereof; the Vietnam Era Veterans’ Readjustment Assistance Act of 1979 relating to the employment of veterans; the Rehabilitation Act of 1973 relating to the employment of handicapped persons; Executive Order No. 11141 prohibiting discrimination on the basis of age; and all amendments thereto and all applicable regulations, rules, and orders issued thereunder.

21.	Survival of Obligations

Notwithstanding any other provision of this lease or of any documents and instruments of any sort whatsoever made in connection with or pursuant to this lease, any obligations arising under this lease which obligations arise from matters or events occurring on or before expiration or earlier termination of this lease shall survive such expiration or earlier termination and shall remain In full force and effect following expiration or earlier termination of this lease.

22.	Waivers and Remedies

No waiver of any default under this lease shall be held to be a waiver of any other default All remedies under this lease, including TVAs right to terminate under section 15, shall be in addition to every other remedy provided herein or by law.

TO HAVE AND TO HOLD said leased premises unto the Lessee, and TVA does hereby covenant that the United States of America is seized and possessed of the described premises; that TVA as legal agent of the United States of America is duly authorized to lease the above-described coal and that, subject to the conditions expressly mentioned above, it will warrant and defend the title thereto against the lawful demands of all persons claiming by, through, or under the United States of America but not further or otherwise.

PAGE 10 OF COAL LEASE

TVA TRACT NO. XENC-3L

IN WITNESS WHEREOF, the Tennessee Valley Authority, acting herein as legal agent of the United States of America and being duly authorized to do so, has caused this lease to be executed, In the name of the United States of America, by its authorized officers this the 6th day of June, 2002, and ILLINOIS FUEL COMPANY, LLC, a Kentucky limited liability company, has caused this lease to be executed by its duly authorized officer this the 30th day of June, 2002.

LESSOR:

UNITED STATES OF AMERICA
By TENNESSEE VALLEY AUTHORITY,
its legal agent

ATTEST:

/s/ J. Wayne Owens		/s/ Darlene H. Bradley
J. WAYNE OWENS		DARLENE H. BRADLEY
Assistant Secretary		Manager, Realty Services

LESSEE:

ILLINOIS FUEL COMPANY, LLC a Kentucky limited liability company

/s/ John C. Smith, Jr.
John C. Smith, Jr., President

STATE OF TENNESSEE	)
) SS
COUNTY OF HAMILTON	)

On the 6th day of June, 2002, before me personally app eared DARELENE H. BRADLEY and J. WAYNE OWENS, to me personally known, who, being by me duly sworn, did say that they are the Manager, Realty Services, and Assistant Secretary, respectively, of the TENNESSEE VALLEY AUTHORITY, a corporation; that the seal affixed to the foregoing instrument is the corporate seal of said corporation, and that said instrument was signed, sealed, and delivered on behalf of said corporation, by authority of its Board of Directors, and as legal agent for the UNITED STATES OF AMERICA; and the said DARLENE H. BRADLEY and J. WAYNE OWENS acknowledged said instrument to be the free act and deed of the UNITED STATES OF AMERICA, as principal, and the TENNESEEE VALLEY AUTHORITY, as its agent.

WITNESS my hand and official seal of office in Chattanooga, Tennessee, the day and year aforesaid.

/s/ Reba H. Sims	My commission expires:	May 23, 2005
Notary Public

PAGE 11 OF COAL LEASE

TVA TRACT NO. XENC-3L

COMMONWEALTH OF KENTUCKY	)
	)	SS
COUNTY OF BOYD	)

On the 30th day of June, 2002, before me personally app eared JOHN C. SMITH, JR, to me personally known, who, being by me duly sworn, did say that he is the President of ILLINOIS FUEL COMPANY, LLC, a Kentucky limited liability company, and that the said instrument was signed and delivered on behalf of said limited liability company, by authority of its members, and he, as such officer, acknowledged said instrument to be the free act and deed of said limited liability company on the day and year herein mentioned.

WITNESS my hand and official seal of office in Chattanooga, Tennessee, the day and year aforesaid.

/s/ Gwendolyn Myers	My commission expires:	6/28/06
Notary Public

The name and address of the Lessee is:

John C. Smith, Jr., President

Illinois Fuel Company, LLC

a Kentucky limited liability company

1500 North Big Run Road

Ashland, Kentucky 41102

Telephone No. 800-326-3413

The name and address of the Lessor is:

United States of America

Tennessee Valley Authority

c/o Realty Services

1101 Market Street, CST7D

Chattanooga, Tennessee 37402-2801

PAGE 12 OF COAL LEASE

Exhibit 10.20

EXECUTION VERSION

GUARANTY

by

FORESIGHT ENERGY LLC,

as Guarantor,

in favor of

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,

as Administrative Agent,

and

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND,

NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,

as Hermes Agent

Dated as of May 27, 2011

i

SECTION 5. MISCELLANEOUS

5.1	Notices	19
5.2	Termination or Release	20
5.3	Successors and Assigns	20
5.4	Waivers; Amendment	20
5.5	Entire Agreement	20
5.6	GOVERNING LAW	20
5.7	Submission To Jurisdiction; Waivers	20
5.8	WAIVERS OF JURY TRIAL	21
5.9	Limitation of Liability	21
5.10	Third Party Beneficiaries	21
5.11	Rights of Administrative Agent and Hermes Agent	21
5.12	Rights of Hermes	21
5.13	Consent and Acknowledgement	22
5.14	Headings	22
5.15	Severability	22
5.16	Counterparts	22

ii

This GUARANTY, dated as of May 27, 2011 (this “Guaranty”), is made by FORESIGHT ENERGY LLC, a Delaware limited liability company (“Guarantor”), in favor of CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (formerly known as Calyon New York Branch), not in its individual capacity but solely in its capacity as administrative agent for the Lenders (in such capacity, together with its successors appointed pursuant to the Credit Agreement, “Administrative Agent”) for the benefit of each of the Lenders, and CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME (formerly known as CALYON Deutschland Niederlassung einer französischen Societé Anonyme), not in its individual capacity but solely in its capacity as Hermes agent (in such capacity, together with its successors appointed pursuant to the Credit Agreement, “Hermes Agent”). Capitalized terms used in this Guaranty have the meanings assigned to them in Section 1.1 below.

RECITALS

WHEREAS, Sugar Camp Energy, LLC (“Borrower”) (a) is undertaking the development, design, construction and operation of the Sugar Camp Mine and (b) on June 17, 2009, Borrower and Bucyrus Europe GmbH (as assignee of Bucyrus America, Inc.) (“Equipment Supplier”) entered into each of the Longwall Sale and Purchase Agreement and the Amended and Restated Longwall Sale and Purchase Agreement (together, the “Equipment Supply Agreements”) to, together, effect the purchase by Borrower and the sale by Equipment Supplier of one longwall mining unit and related equipment to be used in connection with the construction of the Sugar Camp Mine;

WHEREAS, Borrower has entered into that certain Credit Agreement, dated as of January 5, 2010 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), with the lenders from time to time party thereto (collectively, the “Lenders”), Administrative Agent and Hermes Agent, in order to finance its obligations under the Equipment Supply Agreements and other obligations related thereto;

WHEREAS, (a) Borrower is a wholly-owned, direct Subsidiary of Guarantor and (b) Guarantor will derive substantial direct and indirect benefit from the execution and delivery of the Credit Agreement and each other Credit Document and the making of loans and extensions of credit contemplated thereby;

WHEREAS, effective concurrently with the effectiveness of the Fourth Amendment to Credit Agreement (the “Fourth Amendment”) on the date hereof, Guarantor has agreed to guarantee the payment and performance of all Guaranteed Obligations for the benefit of Administrative Agent, for and on behalf of the Lenders, and Hermes Agent; and

WHEREAS, it is a condition precedent to the occurrence of the effectiveness of the Fourth Amendment that Guarantor shall have executed this Guaranty.

NOW, THEREFORE, in consideration of the foregoing premises and the agreements, provisions and covenants herein contained, and to induce the Lenders to enter into the Credit Agreement and to make the Term Loans and extend the credit contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

SECTION 1. DEFINITIONS; INTERPRETATION

1.1 Defined Terms. Each capitalized term used and not otherwise defined herein (including in the preamble and recitals hereto) shall have the meaning assigned to such term (whether directly or by reference to another agreement or document) in the Credit Agreement. In addition to the terms defined in the Credit Agreement, the following terms used herein (including in the preamble and recitals hereto) shall have the following meanings:

“Attributable Indebtedness” means, on any date, in respect of any Capital Lease Obligations of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.

“Administrative Agent” is defined in the introductory paragraph of this Guaranty.

“Borrower” is defined in the Recitals.

“Cash Expenditures” means, for any Person for any period, the sum of, without duplication, all expenditures made, directly or indirectly, by such Person or any of its Subsidiaries during such period for equipment, fixed assets, real property or improvements, or for replacements or substitutions therefor or additions thereto in accordance with GAAP, reflected as additions to property, plant or equipment on a balance sheet of such Person; provided that Capital Expenditures for the Guarantor and its Subsidiaries shall not include expenditures on capital items acquired in a transaction where the purchase has acquired all or substantially all of the assets of a seller or a line of business of such person or all of the Capital Stock of a Person. For purposes of this definition, the purchase price of equipment that is purchased substantially concurrently with the trade-in of existing equipment with the proceeds of any non-ordinary course asset sales (provided, that the purchase is made within 180 days after the sale) or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time, the proceeds of such asset sale or the amount of such insurance proceeds, as the case may be.

“Capital Lease Obligations” means of any Person as of the date of determination, the aggregate liability of such Person under Financing Leases reflected on a balance sheet of such Person under GAAP.

“Cash Equivalents” means any of the following types of investments:

(a) readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof; provided, that the full faith and credit of the United States of America is pledged in support thereof;

2

(b) time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) is organized under the laws of the United States of America, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) of this definition and (iii) has combined capital and surplus of at least $500,000,000, in each case with maturities of not more than twelve months from the date of acquisition thereof;

(c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a), (b), and (f) entered into with any financial institution meeting the qualifications specified in clause (b) above;

(d) commercial paper issued by any Person organized under the laws of any state of the United States of America and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P, in each case with maturities of not more than 270 days from the date of acquisition thereof;

(e) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by Guarantor);

(f) readily marketable direct obligations issued by any state or commonwealth of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition;

(g) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the top three categories by S&P or Moody’s; and

(h) shares of investments companies registered under the Investment Company Act of 1940, substantially all of the investments of which are one or more of the types of securities described in clauses (a) through (g) of this definition.

“Consolidated” means, when used to modify a financial term, test, statement or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person or its Subsidiaries.

“Consolidated Cash Interest Charges” means, for any period, for Guarantor and its Subsidiaries on a Consolidated basis, the sum of all interest expense and letter of credit fees and commissions of Guarantor and its Subsidiaries in connection with borrowed money or other extensions of credit, in each case, to the extent treated as interest in accordance with GAAP and payable in cash.

3

“Consolidated EBITDA” means, for any Person as of the last day of any period, Consolidated Net Income for such period:

(a)	plus, without duplication, the following for such Person and its Subsidiaries for such period to the extent deducted in calculating Consolidated Net Income:

(i)	federal state, local and foreign income tax expense for such period,

(ii)	non-cash compensation expense,

(iii)	losses on discontinued operations,

(iv)	Consolidated Interest Expense,

(v)	depreciation, depletion and amortization of property, plant, equipment and intangibles,

(vi)	debt extinguishment costs and expenses (including any costs or expenses in connection with the refinancing of existing outstanding indebtedness of Guarantor and the Subsidiary Guarantors and the payment of the fees and expenses incurred in connection with any such refinancing),

(vii)	other non-cash charges (including (x) non-cash minority interest expense consisting of income attributable to minority interests of third parties in any non-wholly owned Subsidiary (except to the extent of dividends paid on Capital Stock held by third parties) and (y) FASB ASC 360-10 writedowns, but excluding any non-cash charge which requires an accrual of, or a cash reserve for, anticipated cash charges for any future period),

(viii)	the excess, if any, of reclamation and remediation obligation expenses determined in accordance with GAAP over reclamation and remediation obligations cash payments (it being understood that reclamation and remediation obligation expenses may not be added back under any other clause in this definition),

(ix)	the amount of any unusual or non-recurring restructuring or similar charges (which, for the avoidance of doubt, shall include retention, severance, systems establishment costs or excess pension, other post-employment benefits, black lung settlement, curtailment or other excess charges); provided that any determination of whether a charge is unusual or non-recurring shall be made by a Financial Officer of Guarantor pursuant to such officer’s good faith judgment;

(x)	transaction costs, fees and expenses in connection with any acquisition or issuance of Indebtedness or Capital Stock (whether or not successful) by Guarantor or any of its Subsidiaries; and

(xi)	any net losses of any Subsidiary to the extent such net loss would otherwise be required to be capitalized according to GAAP;

4

provided, that, with respect to any Subsidiary of such Person, the foregoing such items will be added only to the extent and in the same proportion that such Subsidiary’s net income was included in calculating Consolidated Net Income.

(b)	minus, without duplication, the following for such Person and its Subsidiaries for such period to the extent added in calculating Consolidated Net Income:

(i)	federal state, local and foreign income tax benefit for such period,

(ii)	gains on discontinued operations,

(iii)	all non-cash items increasing Consolidated Net Income for such Person for such period (including the accretion of sales or purchase contracts),

(iv)	the excess, if any, of asset retirement obligations cash payments over asset retirement obligations expenses determined in accordance with GAAP (it being understood that asset retirement cash payments need not be added back under any other clause in this definition),

(v)	all cash payments actually made by such Person and its Subsidiaries during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period, and

(vi)	all unusual or non-recurring gains.

“Consolidated Funded Indebtedness” means, as of any date of determination, for Guarantor and its Subsidiaries on a Consolidated basis, the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including obligations under the Revolving Facility, the Credit Agreement and the Hillsboro Credit Agreement) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments and obligations in respect of Disqualified Equity Interests, (b) all direct obligations arising under standby letters of credit (other than with respect to Designated Letters of Credit) and similar instruments, (c) all obligations in respect of the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business and not overdue for more than 90 days, and (ii) obligations under coal leases which may be terminated at the discretion of the lessee), (d) Attributable Indebtedness in respect of Capital Lease Obligations other than Excluded Sale-Leaseback Obligations, (e) without duplication, all guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (d) above of Persons other than Guarantor or any Subsidiary, (f) amounts due under Permitted Securitization Programs (whether or not on the balance sheet of Guarantor or its Subsidiaries) and (g) the Swap Termination Value that (i) with respect to clause (a) of that definition, is due and payable by the Guarantor and its Subsidiaries under any Hedging Agreement that has been closed out and (ii) with respect to clause (b) of that definition would be payable by the Guarantor and its Subsidiaries with respect to any early termination of any outstanding Hedging Agreement that is secured by any property of the Guarantor or any of its Subsidiaries, provided, however, that, for the purpose of calculating the Swap Termination Value for this clause (ii) the Swap Termination Value shall only take into account the effect of any valid netting agreement relating to Hedging Agreements that are secured by any property of the Guarantor or any of its Subsidiaries.

5

“Consolidated Interest Coverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated EBITDA for the period of the four prior consecutive fiscal quarters ending as of the date of the financial statements most recently delivered by Guarantor pursuant to Section 6.01(a) or (b), as applicable, to (b) Consolidated Cash Interest Charges for such period.

“Consolidated Interest Expense” means, for Guarantor and its Subsidiaries on a Consolidated basis, Consolidated Cash Interest Charges plus, to the extent incurred, accrued or payable by Guarantor or any of its Subsidiaries, without duplication: (a) interest expense attributable to Financing Leases, (b) imputed interest with respect to Attributable Indebtedness, (c) amortization of debt discount and debt issuance costs, (d) capitalized interest, (e) non-cash interest expense, (f) any of the above expenses with respect to Indebtedness of another Person guaranteed by Guarantor and its Subsidiaries or secured by a Lien on the assets of Guarantor and its Subsidiaries and (g) any interest, premiums, fees, discounts, expenses and losses on the sale of accounts receivable (and any amortization thereof) payable by Guarantor and of its Subsidiaries in connection with any Permitted Securitization Program, and any yields or other charges or other amounts comparable to, or in the nature of, interest payable by Guarantor or any of its Subsidiaries under any Permitted Securitization Program. Consolidated Interest Expense shall be determined for any period after giving effect to any net payments made or received and costs incurred by Guarantor or any of its Subsidiaries with respect to any related interest rate Hedging Agreements. For the avoidance of doubt, for purposes of this definition, any non-cash interest attributable to any Excluded Sale-Leaseback Obligations shall be excluded.

“Consolidated Net Income” means, for any period, for Guarantor and its Subsidiaries on a Consolidated basis, the net income (or net loss) of Guarantor and its Subsidiaries for that period, determined in accordance with GAAP” (after reduction for minority interests in Subsidiaries); provided, that the following (without duplication) will be excluded in computing Consolidated Net Income:

(a) the net income (or loss) of Guarantor and its Subsidiaries, except to the extent of dividends or other distributions actually paid in cash to Guarantor and its Subsidiaries during such period;

(b) the net income (or loss) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived;

(c) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to asset sales, other dispositions or the extinguishment of debt, in each case other than in the ordinary course of business;

(d) any net after-tax extraordinary gains or losses; and

(e) the cumulative effect of a change in accounting principles.

6

“Consolidated Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded Indebtedness minus the sum of all Unrestricted Cash, Cash Equivalents and short term marketable debt securities of Guarantor or any Subsidiary Guarantor that in the aggregate exceed $20,000,000 as of the date of the financial statements most recently delivered by Guarantor pursuant to Section 4.1(i) or (ii), as applicable, to (b) Consolidated EBITDA for the period of the four consecutive fiscal quarters ending as of the date of such financial statements.

“Credit Agreement” is defined in the Recitals.

“Designated Letters of Credit” means letters of credit issued in the ordinary course of business with respect to mine reclamation, workers’ compensation and other employee benefit liabilities.

“Disqualified Equity Interests” means any Capital Stock which, by its terms (or by the terms of any security or other Capital Stock into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Term Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof, in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Capital Stock that would constitute Disqualified Equity Interests, in each case, prior to the date that is ninety-one (91) days after the Maturity Date; provided, that, if such Capital Stock is issued pursuant to a plan for the benefit of employees of Guarantor or any of its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Equity Interests solely because it may be required to be repurchased by Guarantor or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Equipment Supplier” is defined in the Recitals.

“Equipment Supply Agreements” is defined in the Recitals.

“Excluded Sale-Leaseback Obligations” means obligations in respect of sale leaseback transactions between any of Guarantor or its Subsidiaries and certain Affiliates of Guarantor outstanding on the date hereof, as set forth on Schedule 1.01, that would be characterized as sale leaseback transactions solely because of the continuing involvement of such Affiliate in mining related to such leases.

“Financing Lease” means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

“Fourth Amendment” is defined in the Recitals.

“Guaranteed Obligations” is defined in Section 2.1(a).

“Guarantor” is defined in the introductory paragraph of this Guaranty.

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“Guaranty” is defined in the introductory paragraph of this Guaranty.

“Hillsboro Credit Agreement” means that certain Credit Agreement dated as of May 14, 2010 by and among Hillsboro Energy LLC, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank, as administrative agent and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes agent, as amended by the First Amendment, dated as of June 17, 2010, the Second Amendment, dated as of August 4, 2010, the Third Amendment, dated as of September 24, 2010, and the Fourth Amendment dated as of the date hereof and as further amended, restated, amended and restated, modified, supplemented or replaced by a reasonable equivalent thereof from time to time.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all Obligations of such Person for borrowed money and all Obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) all Obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments issued for the account of such Person;

(c) net Obligations of such Person under any Hedging Agreement;

(d) all Obligations of such Person to pay the deferred purchase price of property or services (other than trade liabilities not overdue for more than 90 days incurred in the ordinary course of business and payable in accordance with customary practices);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) Capital Lease Obligations;

(g) Disqualified Equity Interests of such Person;

(h) without duplication, all guarantees of any of the items listed in (a) through (g) and item (i) in this definition; and

(i) all indebtedness and other payment Obligations referred to in clauses (a) through (h) above of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to beg secured by) any Lien on property (including, without limitation, accounts and contract rights) owed by such Person even though such Person has not assumed or become liable for the payment of such indebtedness.

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For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, to the extent such person is liable therefor as a result of such Person’s ownership interest in such entity or otherwise, except (other than in the case of general partner liability) to the extent that the terms of such Indebtedness expressly provide that such person is not liable therefor. The amount of any net obligation under any Hedging Agreement on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any Capital Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, or an equivalent rating by any other nationally recognized statistical rating agency selected by Guarantor and reasonably acceptable to Administrative Agent.

“Lenders” is defined in the Recitals.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Permitted Capital Expenditures” means Capital Expenditures in respect of the construction and development of the Sugar Camp II Mining Complex in an aggregate total amount not to exceed $200,000,000; provided, that, at the time of incurrence of any such Capital Expenditure, (i) the Consolidated Net Leverage Ratio shall be less than 2.0:1.0 and (ii) there shall be not less than $100,000,000 in the aggregate of availability under the Revolving Facility, together with any unrestricted cash and Cash Equivalents on the books of Guarantor, after giving effect to such Capital Expenditures.

“Permitted Securitization Program” means any receivables securitization program pursuant to which Guarantor or any of its Subsidiaries sells accounts receivable and related receivables; provided that the aggregate principle amount of all asset-backed securities issued pursuant to such receivables securitization programs shall not exceed $25,000,000 at any time outstanding; provided further, that with respect to any Permitted Securitization Program (a) such Permitted Securitization Program must qualify as a “Securitization” hereunder, (b) the Investment made by Guarantor or any Subsidiary in any newly formed Subsidiary to effectuate such Permitted Securitization Program must be no greater than is customary for transactions of this type of similar sizes.

“Post-Petition Interest” is defined in Section 2.5.2.

“Revolving Facility” means that certain Credit Agreement dated as of August 12, 2010 by and among Guarantor, the lenders party thereto from time to time, Citibank, N.A., as administrative agent, collateral agent and swing line lender, and the other agents and arrangers party thereto from time to time, as the same may be amended, restated, amended and restated, modified, supplemented or replaced by a reasonable equivalent thereof from time to time.

“S&P” shall mean Standard & Poor’s Ratings Group, Inc.

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“Securitization” means any transaction or series of transactions entered into by the Guarantor or any of its Subsidiaries pursuant to which the Guarantor or such Subsidiary, as the case may be, sells, conveys, assigns, grants an interest in or otherwise transfers to a Subsidiary, any assets (and/or grants a security interest in such assets transferred or purported to be transferred to such Subsidiary) without recourse other than those that are standard in such a transaction, and in which the Subsidiary obtaining the assets finances the acquisition of such assets with (a) cash, (b) the issuance to the Guarantor of the debt or equity interests issued by the Subsidiary obtaining the assets, or (c) proceeds from the sale or collection of Securitization Assets.

“Securitization Assets” means any accounts receivable owed to the Guarantor or any Subsidiary (whether now existing or arising or acquired in the future) arising in the ordinary course of business from the sale of goods or services, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable or other receivables, all proceeds of such accounts receivable and other assets (including contract rights) which are of the type customarily transferred or in respect of which security interests are customarily granted in connection with securitizations of accounts receivable and which are sold, transferred or otherwise conveyed by the Guarantor or a Subsidiary to another Subsidiary receiving such accounts receivable.

“Subordinated Obligations” is defined in Section 2.5.1.

“Subsidiary Guarantors” means all of Guarantor’s wholly owned subsidiaries.

“Sugar Camp II Mining Complex” means the second spread of longwall mining equipment and associated infrastructure installed at the Sugar Camp Mining Complex.

“Swap Termination Value” means, in respect of any one or more Hedging Agreements, after taking into account the effect of any valid netting agreement relating to such Hedging Agreements, (a) for any date on or after the date such Hedging Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreements.

“Unrestricted Cash” means cash or Cash Equivalents of Guarantor or any of its Subsidiaries that would not appear as “restricted” on a Consolidated balance sheet of the Guarantor and its Subsidiaries.

1.2 Rules of Interpretation

1.2.1 . For all purposes of this Guaranty, except as otherwise expressly provided, the rules of interpretation set forth in Section 1.2 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis, as if fully set forth herein.

SECTION 2. GUARANTY

2.1 Guaranty; Limitation of Liability.

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2.1.1 Guaranty. Guarantor hereby absolutely, unconditionally and irrevocably guarantees (subject to Section 2.1.2) the full and punctual payment when due (whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise, and at all times thereafter) and performance of all Obligations of Borrower now or hereafter existing under or in respect of the Credit Documents (including any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing Obligations, whether direct or indirect, absolute or contingent, and whether for principal, interest, premiums, fees, indemnities, contract causes of action, costs, expenses or otherwise (such Obligations, the “Guaranteed Obligations”), and agrees to pay any and all expenses (including reasonable fees and expenses of counsel) incurred by Administrative Agent, Hermes Agent or any other Lender Party in enforcing any rights under this Guaranty or any other Credit Document. Without limiting the generality of the foregoing (and subject to the provisos to the immediately preceding sentence), Guarantor’s liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by Borrower to any Lender Party under or in respect of the Credit Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving Borrower.

2.1.2 No Fraudulent Transfer. Guarantor, and by its acceptance of this Guaranty, Administrative Agent and Hermes Agent hereby confirm that it is the intention of all such Persons that this Guaranty and the obligations of Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal or state law to the extent applicable to this Guaranty and the obligations of Guarantor hereunder. To effectuate the foregoing intention, Administrative Agent, on behalf of each of the Lender Parties, Hermes Agent and Guarantor hereby irrevocably agree that the obligations of Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the obligations of Guarantor under this Guaranty not constituting a fraudulent transfer or conveyance.

2.1.3 Guaranty of Payment not of Collection. Guarantor hereby unconditionally and irrevocably agrees that this Guaranty constitutes a guaranty of payment when due and not of collection, and waives any right to require that Administrative Agent, Hermes Agent or any other Lender Party sue Borrower or any other Person obligated for all or any part of the Guaranteed Obligations or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

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2.2 Guaranty Absolute. Guarantor guarantees, to the extent permitted by Applicable Law, that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Credit Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Lender Party with respect thereto. The obligations of Guarantor under or in respect of this Guaranty are independent of the Guaranteed Obligations or any other obligations of Borrower under or in respect of the Credit Documents, and a separate action or actions may be brought and prosecuted against Guarantor to enforce this Guaranty, irrespective of whether any action is brought against Borrower or whether Borrower is joined in any such action or actions. The liability of Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any or all of the following:

(i) any lack of validity or enforceability of any Credit Document or any agreement or instrument relating thereto;

(ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other obligations of Borrower under or in respect of the Credit Documents, or any other amendment or waiver of or any consent to departure from any Credit Document, including any increase in the Guaranteed Obligations resulting from the extension of additional credit to Borrower or otherwise;

(iii) any taking, exchange, release or non-perfection of any collateral, or any taking, release or amendment or waiver of, or consent to departure from, any other guaranty, for all or any of the Guaranteed Obligations;

(iv) any manner of application of any collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any collateral for all or any of the Guaranteed Obligations or any other obligations of any Credit Party under the Credit Documents or any other Property of any Credit Party;

(v) any change, restructuring or termination of the corporate structure or existence of any Credit Party;

(vi) any failure of any Lender Party to disclose to any Credit Party any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of Borrower now or hereafter known to such Lender Party;

(vii) the failure of any other Person to execute or deliver this Guaranty or any other guaranty or agreement or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Guaranteed Obligations; or

(viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by any Lender Party that might otherwise constitute a defense available to, or a discharge of, any Credit Party or any other guarantor or surety.

This Guaranty shall continue to be effective or shall be automatically reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by any Lender Party or any other Person upon the insolvency, bankruptcy, reorganization or liquidation of Borrower or otherwise, or upon the dissolution of, or appointment of any intervenor or conservator of, or trustee or similar official for, Guarantor or Borrower or any substantial part of Guarantor’s or any other Credit Party’s assets, or as a result of any settlement or compromise with any Person (including Guarantor) in respect of such payment, or otherwise, all as though such payments had not been made, and Guarantor shall pay Administrative Agent and Hermes Agent on demand all reasonable costs and expenses for which an invoice has been provided (including reasonable fees of counsel) incurred by Administrative Agent or Hermes Agent, respectively, in connection with such rescission or restoration.

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2.3 Waivers and Acknowledgments. Guarantor hereby:

(i) to the extent permitted by Applicable Law, unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of nonperformance, default, acceleration, protest or dishonor and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that any Lender Party protect, secure, perfect or insure any Lien or any Property subject thereto or exhaust any right or take any action against any Credit Party or any other Person or any collateral;

(ii) unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future;

(iii) unconditionally and irrevocably waives (A) any defense arising by reason of any claim or defense based upon an election of remedies by any Lender Party that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of Guarantor or other rights of Guarantor to proceed against any of the other Credit Party, any other guarantor or any other Person or any collateral and (B) any defense based on any right of set-off or counterclaim against or in respect of the obligations of Guarantor hereunder;

(iv) unconditionally and irrevocably waives any duty on the part of any Lender Party to disclose to Guarantor any matter, fact or thing relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Credit Party now or hereafter known by such Lender Party; and

(v) acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Credit Documents and that the waivers set forth in Section 2.2 and this Section 2.3 are knowingly made in contemplation of such benefits.

2.4 Subrogation. Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Borrower, any other Credit Party or any other insider guarantor that arise from the existence, payment, performance or enforcement of Guarantor’s obligations under or in respect of this Guaranty or any other Credit Document, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of any Lender Party against Borrower or any other insider guarantor or any collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from Borrower or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, until the Discharge Date in accordance with the Credit Agreement. If (i) Guarantor shall make a payment to any Lender Party of all or any part of the Guaranteed Obligations, and (ii) the Discharge Date shall have occurred in accordance with the Credit Agreement, the Lender Parties will, at Guarantor’s request and expense, execute and deliver to Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to Guarantor of an interest in the Guaranteed Obligations resulting from such payment made by Guarantor pursuant to this Guaranty.

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2.5 Subordination.

2.5.1 Subordination. Guarantor hereby subordinates any and all debts, liabilities and other obligations owed to Guarantor by each other Credit Party (the “Subordinated Obligations”) to the Guaranteed Obligations to the extent and in the manner hereinafter set forth in this Section 2.5. Except during the continuance of any Event of Default, Guarantor may receive regularly scheduled payments from any other Credit Party on account of the Subordinated Obligations. After the occurrence and during the continuance of any Event of Default, Guarantor shall not demand, accept or take any action to collect any payment on account of the Subordinated Obligations until after the Discharge Date.

2.5.2 Post-Petition Interest. In any proceeding under any Bankruptcy Law relating to any other Credit Party, Guarantor agrees that the Lender Parties shall be entitled to receive payment in full in cash of all Guaranteed Obligations (including all interest and expenses accruing after the commencement of a proceeding under any Bankruptcy Law, whether or not constituting an allowed claim in such proceeding (“Post-Petition Interest”)) before Guarantor receives payment of any Subordinated Obligations.

2.5.3 Default; Event of Default. After the occurrence and during the continuance of any default under a Credit Document, Guarantor shall, if Administrative Agent or Hermes Agent so requests, collect, enforce and receive payments on account of the Subordinated Obligations as trustee for the Lender Parties and deliver such payments to Administrative Agent on account of the Guaranteed Obligations (including all Post-Petition Interest), together with any necessary endorsements or other instruments of transfer, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty. After the occurrence and during the continuance of an Event of Default, Administrative Agent is authorized and empowered (but without any obligation to so do), in its discretion, to require Guarantor (a) to collect and enforce, and to submit claims in respect of, the Subordinated Obligations, and (b) to pay any amounts received on such obligations to Administrative Agent for application to the Guaranteed Obligations (including any and all Post-Petition Interest).

2.6 Continuing Guaranty; Assignments. This Guaranty is a continuing guaranty and shall (a) remain in full force and effect until the occurrence of the Discharge Date in accordance with the Credit Agreement, (b) be binding upon Guarantor, its successors and assigns and (c) inure to the benefit of and be enforceable by the Lender Parties and their successors, transferees and assigns.

SECTION 3. REPRESENTATIONS AND WARRANTIES

Guarantor hereby represents and warrants to Administrative Agent, for the benefit of the Lender Parties, and Hermes Agent as set forth below:

3.1 Existence; Compliance with Law. Guarantor (a) is duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a

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foreign limited liability company and in good standing under the laws of each jurisdiction where its ownership, lease or operation of Property or the conduct of its business requires such qualification and (d) is in compliance with all Applicable Laws except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2 Power; Authorization; Enforceability. Guarantor has the power and authority, and the legal right, to make, deliver and perform this Guaranty. Guarantor has taken all necessary limited liability company action to authorize the execution, delivery and performance of this Guaranty. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Guaranty. This Guaranty has been duly executed and delivered on behalf of Guarantor. This Guaranty constitutes a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

3.3 No Conflict. The execution, delivery and performance of this Guaranty by Guarantor will not violate any Applicable Law or any Contractual Obligation or Organizational Document of Guarantor and will not result in, or require, the creation or imposition of any Lien on any of its respective Properties or revenues pursuant to any Applicable Law or any such Contractual Obligation.

3.4 Ownership. As of the date hereof, Guarantor is the direct owner of 100% of the Capital Stock of Borrower.

3.5 Financial Information.

3.5.1 Financial Statements. The audited balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor as of and for the fiscal year ended December 31, 2010, copies of which have heretofore been furnished to each Lender, present fairly the financial condition and results of operation and cash flows of Guarantor as of such date and for such period. The unaudited balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor as of and for the fiscal quarter ended March 31, 2011, copies of which have heretofore been furnished to each Lender, present fairly the financial condition and results of operations and cash flows of Guarantor as of such date and for such periods.

3.5.2 No Contingent Liabilities. Guarantor does not have any material contingent liability, liability for Taxes or any long-term leases or unusual forward or long-term commitments, including interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, in each case, that was outstanding or otherwise in existence during any of the periods described in Section 3.5.1 that are not reflected in the financial statements described in Section 3.5.1.

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3.6 No Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority (including under any Environmental Law or Mining Law) is pending or, to the knowledge of Guarantor, threatened by or against Guarantor or any of its Properties or revenues (a) with respect to this Guaranty or any of the transactions contemplated thereby or (b) that could reasonably be expected to have a Material Adverse Effect.

3.7 No Default. Guarantor is not in default under or with respect to any of its material Contractual Obligations.

3.8 Accuracy of Information, etc. No statement or information contained in this Guaranty or any other document, certificate or statement furnished to any Lender Party by or on behalf of Guarantor for use in connection with the transactions contemplated by the Credit Documents, taken as a whole, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained herein or therein not misleading. As of the date hereof, there is no fact known to Guarantor that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed in the Credit Documents.

3.9 Taxes. Guarantor (a) has timely filed or caused to be timely filed all federal and material other Tax returns required to have been filed by or with respect to it, and each such Tax return is complete and accurate in all material respects and (b) has timely paid or caused to be timely paid all material Taxes shown thereon to be due and payable by it and all other material Taxes or assessments (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of Guarantor).

3.10 Investment Company Act. Guarantor is not an “investment company” within the meaning of or otherwise subject to regulation under, the Investment Company Act of 1940, as amended.

3.11 Solvency. Guarantor is, after giving effect to the obligations contemplated under this Guaranty, Solvent.

3.12 Foreign Assets Control Regulations. Guarantor (a) is not and will not become a Person or entity described by section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (12 C.F.R. 595), and no Credit Party engages in dealings or transactions with any such Persons or entities, and (b) is not in violation of the USA PATRIOT Act.

3.13 Knowledge of Borrower. Guarantor has knowledge of Borrower’s financial condition and affairs and has adequate means to obtain from Borrower, on an ongoing basis, information relating thereto and to Borrower’s ability to pay and perform the Obligations, and agrees to assume the responsibility for keeping, and to keep, so informed for so long as this Guaranty is in effect. Guarantor acknowledges and agrees that the Lender Parties shall have no obligation to investigate the financial condition or affairs of Guarantor nor to advise Guarantor of any fact respecting, or any change in, the financial condition or affairs of Borrower that might become known to any Lender Party at any time, whether or not such Lender Party knows or

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believes, or has reasons to know or believe, that such fact or change is unknown to Guarantor, or might, or does, materially increase the risk of Guarantor as guarantor, or might, or would, affect the willingness of Guarantor to continue as a guarantor of the Obligations.

3.14 Substantial Benefit. It is in the best interest of Guarantor to execute this Guaranty inasmuch as Guarantor will derive substantial direct and indirect benefit from the Term Loans and Guarantor agrees that the Lender Parties are relying on this representation in agreeing to enter into the Credit Documents with the Credit Parties.

SECTION 4. COVENANTS

Guarantor covenants and agrees that until the Discharge Date, Guarantor shall:

4.1 Financial Statements. Furnish (or cause to be furnished) to Administrative Agent (for distribution to each Lender):

(i) as soon as available, but in any event within 90 days after the end of each fiscal year of Guarantor commencing with the fiscal year ending December 31, 2011, a copy of each of the consolidating (if requested) and Consolidated audited balance sheets of Guarantor and its Subsidiaries as at the end of such year and the related consolidating (if applicable) and Consolidated audited statements of income and of cash flows for such year, setting forth in each case in comparative form the figures as of the end of and for the previous year, in each case under this paragraph (i), reported on without a “going concern” or any successor qualification or exception thereto, or any material qualification arising out of the scope of the audit, by Ernst & Young LLP or other independent certified public accountants of nationally recognized standing; and

(ii) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of Guarantor, a copy of each of the consolidating (if requested) and Consolidated unaudited balance sheets of Guarantor and its Subsidiaries as at the end of such quarter and the related consolidating (if applicable) and Consolidated unaudited statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures as of the end of and for the corresponding period in the previous year, certified by a Responsible Officer of Guarantor as being fairly stated in all material respects (subject to normal year-end audit adjustments).

All financial statements delivered pursuant to paragraph (i) or (ii) above shall be complete and correct in all material respects and to be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

4.2 Compliance with Law. Except as could not reasonably be expected to have a Material Adverse Effect, take all reasonable action to maintain all rights, privileges and Governmental Approvals necessary in the normal conduct of its business and comply with all Applicable Law.

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4.3 Fundamental Changes. (a) Not enter into any merger, consolidation or amalgamation (other than any merger that (i) could not reasonably be expected to have a Material Adverse Effect, (ii) would not result in a Change of Control and (iii) would result in Guarantor being the surviving Person), or (b) liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or dispose of all or substantially all of its Property or business.

4.4 Maintenance of Existence. Preserve, renew and keep in full force and effect its existence as a limited liability company and all material rights, privileges and franchises necessary in the normal conduct of its business.

4.5 Consolidated Interest Coverage Ratio. Not permit the Interest Coverage Ratio as at the end of any fiscal quarter of the Borrower to be below the minimum ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Minimum Consolidated Interest Coverage Ratio
June 30, 2011	2.00:1.00
September 30, 2011	2.25:1.00
December 31, 2011 and thereafter	2.50:1.00

4.6 Consolidated Net Leverage Ratio. Not permit the Consolidated Net Leverage Ratio as of the end of any fiscal quarter of the Guarantor to be above the net maximum ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Maximum Consolidated Net Leverage Ratio
June 30, 2011	5.25:1.00
September 30, 2011	5.00:1.00
December 31, 2011	4.50:1.00
March 31, 2012	4.00:1.00
June 30, 2012	3.50:1.00
September 30, 2012 and thereafter	3.00:1.00

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4.7 Capital Expenditures. Not make or become legally obligated to make any Capital Expenditure, except for Capital Expenditures in the ordinary course of business not exceeding, in addition to any Permitted Capital Expenditures in respect of the Sugar Camp II Mining Complex, in the aggregate for the Borrower and its Subsidiaries during each fiscal year set forth below, the amount set forth opposite such fiscal year below:

Fiscal Year	Year Amount
2011	$225,000,000
2012	$75,000,000
2013	$75,000,000
2014	$65,000,000

; provided, however, that, so long as no Default has occurred and is continuing or would result from such expenditure, any portion of any amount set forth above, if not expended in the fiscal year for which it is permitted above, may be carried over for expenditure in the next following fiscal year; and provided, further, if any such amount is so carried over, it will be deemed used in the applicable subsequent fiscal year before the amount set forth opposite such fiscal year above.

4.8 Certification of Compliance with Financial Covenants. Within 45 days following the last day of each fiscal quarter commencing with the first fiscal quarter end after the date hereof, Guarantor shall deliver a certificate of a Responsible Officer of Guarantor certifying as to Guarantor’s compliance with each financial covenant set forth in Sections 4.5, 4.6 and 4.7 (which certificate shall include reasonably detailed calculations with respect to the determination of the ratios or aggregate amounts, as applicable, set forth in Sections 4.5, 4.6 and 4.7).

SECTION 5. MISCELLANEOUS

5.1 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows or to such other address as such party may hereafter notify to the other parties hereto:

Guarantor:	Foresight Energy LLC
3801 PGA Boulevard, Suite 903
Palm Beach Gardens, FL 33410
Attention: Mr. Donald Holcomb
Facsimile: (561) 626-4938

With a copy to:

Bailey & Glasser LLP
209 Capitol Street
Charleston, WV 25301
Attention: Brian A. Glasser, Esq.
Facsimile: (304) 342-1110

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Administrative Agent:	Crédit Agricole Corporate and Investment Bank,
as Administrative Agent
Structured Finance Agency Group
1301 Avenue of the Americas
New York, New York 10019
Attention: Ted Vandermel

Hermes Agent:	Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung einer französischen Société Anonyme, as Hermes Agent
Export and Trade Finance/Loan Administration
Taunusanlage 14
60325 Frankfurt am Main/Germany
Attention: Jörg Redeker/
Stephan Bachmann
Facsimile: +49 69 74221 201/+49 69 74221 197

5.2 Termination or Release. This Guaranty shall terminate upon the earlier of (a) the occurrence of the Discharge Date in accordance with the Credit Agreement and (b) the execution and delivery to Administrative Agent of an Acceptable Replacement Guaranty.

5.3 Successors and Assigns. All covenants, agreements, representations and warranties in this Guaranty by Guarantor shall bind Guarantor and shall inure to the benefit of and be enforceable by Administrative Agent, Hermes Agent and the other Lender Parties, and their respective successors and permitted assigns, whether so expressed or not. Guarantor is not entitled to assign its obligations hereunder to any other person without the prior written consent of Administrative Agent and Hermes Agent, and any purported assignment in violation of this provision shall be void.

5.4 Waivers; Amendment. This Guaranty may not be amended, waived, supplement or otherwise modified except in accordance with Section 12.4 of the Credit Agreement.

5.5 Entire Agreement. This Guaranty, including any agreement, document or instrument attached hereto or referred to herein, integrates all the terms and conditions mentioned herein or incidental hereto and supersedes all oral negotiations and prior agreements and understandings of the parties hereto in respect to the subject matter hereof.

5.6 GOVERNING LAW. THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

5.7 Submission To Jurisdiction; Waivers. Guarantor hereby irrevocably and unconditionally:

(i) submits for itself and its Property in any legal action or proceeding relating to this Guaranty, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York located in the County of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

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(ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Guarantor, as the case may be at its address set forth in Section 5.1;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

5.8 WAIVERS OF JURY TRIAL. GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS GUARANTY AND FOR ANY COUNTERCLAIM THEREIN.

5.9 Limitation of Liability. No claim shall be made by Guarantor against Administrative Agent, Hermes Agent or the other Lender Parties or any of their Affiliates, directors, employees, attorneys or agents for any loss of profits, business or anticipated savings, special or punitive damages or any indirect or consequential loss whatsoever in respect of any breach or wrongful conduct (whether or not the claim therefor is based on contract, tort or duty imposed by law), in connection with, arising out of or in any way related to the transactions contemplated by this Guaranty or any act or omission or event occurring in connection therewith, and Guarantor hereby waives, releases and agrees not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in their favor.

5.10 Third Party Beneficiaries. Nothing in this Guaranty, express or implied, shall be construed to confer upon any Person (other than Guarantor, Administrative Agent, Hermes Agent and the other Lender Parties, and their respective successors and permitted assigns) any legal or equitable right, remedy or claim under or by reason of this Guaranty.

5.11 Rights of Administrative Agent and Hermes Agent. Administrative Agent and Hermes Agent shall be entitled to the rights, protections, immunities, and indemnities set forth in the Credit Agreement as if specifically set forth herein.

5.12 Rights of Hermes. Each of Section 12.3.2 and Section 12.19 of the Credit Agreement is hereby incorporated by reference, mutatis mutandis, as if fully set forth herein, and Guarantor acknowledges the rights of Hermes Agent and Hermes thereunder.

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5.13 Consent and Acknowledgement. Guarantor hereby acknowledges receiving copies of each Credit Document and consents to the terms and provisions thereof.

5.14 Headings. Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Guaranty and are not to affect the construction of, or to be taken into consideration in interpreting, this Guaranty.

5.15 Severability. Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

5.16 Counterparts. This Guaranty may be executed in one or more duplicate counterparts and when signed by all of the parties shall constitute a single binding agreement. Delivery of an executed counterpart to this Guaranty by facsimile transmission or electronic transmission shall be as effective as delivery of a manually signed original.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Guaranty to be duly executed by their respective authorized officers as of the day and year first written above.

FORESIGHT ENERGY LLC, as Guarantor

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

FORESIGHT GUARANTY

(SUGAR CAMP ENERGY, LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

FORESIGHT GUARANTY

(SUGAR CAMP ENERGY, LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Hermes Agent

By:	Jörg Redeker
Name:	Jörg Redeker
Title:	Director Expert & Trade Finance

By:	Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

FORESIGHT GUARANTY

(SUGAR CAMP ENERGY, LLC)

Exhibit 10.21

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

C-9555

CONFIDENTIAL

TRANSPORTATION CONTRACT

NS-C-9555

This Transportation Contract (this “Contract”) is made pursuant to 49 U.S.C. 10709 this 15th day of March, 2010, by and between NORFOLK SOUTHERN RAILWAY COMPANY and its subsidiary railroads (“NS”) with a business address at 110 Franklin Road, Roanoke, VA 24042-0026, and HILLSBORO ENERGY, LLC (“Shipper”) with a business address at 211 North Broadway, Suite 2600, St Louis, MO 63102.

1.	Scope of Agreement: This Contract covers rail transportation, as follows:

(a)	Commodity:	Coal (“Commodity”)

(b)	Origin:	Deer Run Mine at Hillsboro, IL (“Origin”)

(c)	Destination:	A yet to be constructed interchange with Evansville Western Railway (“EVWR”) at Mt. Vernon, IL (“Destination”)

(d)	Route:	NS-direct.

(e)	Equipment:	NS’ locomotives and Shipper’s private cars (“Private. Cars”).

(f)	Shipments:	Unit Trains shall consist of a minimum of 115 cars and a maximum of 135 cars; provided however that the maximum number of cars may be increased to the extent that NS determines in its sole discretion that the relevant rail track is able to accommodate such additional cars and has the required locomotive configuration.

2.	Effective Date: This Contract shall take effect on January 1, 2012 (the “Effective Date”); provided that Shipper may, but is not obligated to, make test shipments beginning September 1, 2011 through December 31, 2011 (“Test Shipment Period”). Test shipments in the Test Shipment Period shall not be subject to the Volume Requirements and Deficit Charges under Section 22 of this Contract.

3.	Duration.

(a)

The term of this Contract shall commence on the Effective Date and shall continue through December 31, 2016 (the “Term”). The term “Contract Period” shall mean a twelve-month period beginning on January 1st and continuing through the next December 31st.

(b)	Shipper may extend this Contract for an additional 5-year term through December 31, 2021, provided that Shipper shall provide written notice to NS of the extension no later than October 31, 2016.

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(c)	Within ninety (90) days of the Effective Date, NS shall (1) develop and design a southbound facing leg of a wye at Sorento, IL, in compliance with NS trackage rights agreement with BNSF, and (2) by June 1, 2012, construct the southbound facing leg. If NS is unable to meet its obligations under this Section 3(c), then (i) NS nevertheless shall be obligated to provide service to Shipper under the terms and at the rates provided for herein and (ii) Shipper may terminate this Contract and, except as provided In Article 25(e), such termination shall be Shipper’s only remedy.

(d)	NS shall insure that all of the necessary signaling and switching capability required for the operation of the Mt. Vernon, IL interchange will be installed by not later than December 1, 2011 after Shipper completes its construction of the interchange. If NS is unable to meet its obligations under this Section 3(d), then Shipper may terminate this Agreement and, except as provided in Article 25(e), such termination shall be Shipper’s only remedy. Prior to completion of the necessary signaling and switching capability on the Mt. Vernon, IL interchange, NS shall endeavor to begin to manually operate those switches by July 1, 2011 and, in any event, no later than September 1, 2011 in order to allow for the movement of Shipper’s Eastbound coal trains.

(e)	Payments due under this Contract at the time of termination shall remain due and payable.

4.	Confidentiality. The parties shall use their best efforts to maintain the confidentiality of this Contract and shall not disclose its terms without the prior written consent of the other party. Notwithstanding the foregoing, this Contract may be disclosed to either party’s accountants, legal advisors and, provided that such entities execute appropriate confidentiality agreements, potential lenders or investors and may also be disclosed when required by law, regulation or court order, provided that the party disclosing this Contract will furnish only that portion of the Contract that is legally required and will exercise all reasonable efforts to obtain reliable assurances that confidential treatment will be accorded the Contract. Further notwithstanding the foregoing, either party may disclose to Relevant Third Parties those portions of the Contract related to operational requirements for transportation services hereunder, including without limitation car loading and train length requirements. The term “Relevant Third Parties” shall mean any third parties involved in the supply of Commodity that is transported hereunder. In the event of a breach of this Article 4, all monetary damages are limited to actual direct damages, and a breach of this Article 4 shall not give rise to a right to suspend or terminate this Contract.

5.	Governing Law. To the extent not governed by federal law, the interpretation and performance of this Contract shall be governed by the laws of the State of Illinois, without regard to any of its conflict of laws provisions.

6.	Notice. Except as otherwise provided herein, any notices under this Contract shall be in writing, and (i) if sent by first class mail, return receipt requested, notice shall be deemed received upon the date noted as received on the receipt; or (ii) If sent by oversight delivery by U.S. Mail, FedEx, UPS, or other private carrier, notice shall be deemed received on the next business day; or (ill) if sent by electronic mail, notice shall be deemed received on the date that electronic confirmation thereof is sent; or (iv) if sent by facsimile, notice shall be deemed received on the date that confirmation thereof is sent via facsimile. Any notice for NS shall be sent to:

Mr. D. D. Smith

Senior Vice President Energy & Properties

Norfolk Southern Corporation

110 Franklin Road

Roanoke, VA 24042-0026

Fax: 540-524-6398

E-mail: danny.smith@nscorp.com

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With copies to:

ron.listwak@nscorp.com

doug.evans@nscorp.com

Any notice for Shipper shall be sent to:

Ms. Jennifer Caldwell

Hillsboro Energy, LLC

211 North Broadway, Suite 2600

St. Louis, MO 63102

Fax: (314) 932-6161

With copies to:

mmoran@clineres.com

mbeyer@clineres.com

jcaldwell@clineres.com

7.	Assignment. This Contract may be assigned to Shipper’s affiliates or to any entity succeeding to substantially own all of Shipper’s assets through merger, acquisition or like transaction (Shipper’s Successor”), if and only if such affiliate or Shipper’s Successor meets the standard and reasonable credit requirements of NS. Such standard and reasonable requirements will be furnished to Shipper upon request. Any other assignment requires the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed. No partial assignment shall be made.

8.	Cancellation. In the event that NS abandons service as a common carrier on any line or track used for Contract service, then this Contract shall no longer apply to the affected line or track, Origin or Destination. In the event of such cessation of service, Shipper shall be relieved of any further obligation hereunder between affected Origin and Destination pair provided, however, that NS shall continue to retain the right to provide service between affected Origin and any Destination pair via alternative routes, pursuant to the terms of this Contract and Shipper shall not be relieved of its obligations hereunder between affected Origin and any Destination pair in such event. NS shall provide Shipper with no less than ninety (90) days’ prior notice of Its intention to cease service on any line or track for Contract service.

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9.	Non-Waiver. The failure of either party to demand strict performance of any or all terms of this Contract, or to exercise any or all rights conferred by this Contract, shall not be construed as a waiver or relinquishment of that party’s right to assert or rely on any such right in the future.

10.	Incorporation. Shipments moving under the terms of this Contract are subject to all classifications, tariffs or successor documents, and all government, AAR and carrier rules and regulations that do not expressly conflict with a term of this Contract. .This shall specifically include, but shall not be limited to, NS Conditions of Carriage #2-1, all NS Tariffs and Conditions listed therein, and any supplements thereto or successor versions thereof. Where any incorporated provision conflicts with this Contract, the provisions of this Contract will control.

11.	Service. Except to the extent Inconsistent with the provisions of this Contract, NS shall have the same obligations with respect to rail service hereunder as if transportation services under this Contract were regulated under the terms of the Interstate Commerce Act.

12.	Coal Transportation Management System. NS’ Coal Transportation Management System (“CTMS”) shall serve as the electronic business platform for the execution and management of transportation scheduling between Shipper and NS. CTMD does not alter the underlying contractual obligations between Shipper and NS. Transportation management functions to be performed through CTMS shall include, but shall not be limited to, scheduling and permitting shipments for loading; release of empty equipment following unloading, performance monitoring and measuring of equipment utilization.

13.	Base Rate. The base transportation rate for each net ton of Commodity transported under this Contract with NS provided locomotive power shall be [*] (as adjusted pursuant to Article 14, the “Transportation Rate”).

14.

Adjustment Clause. Beginning October 1, 2011, and each January 1st, April 1st, July 1st and October 1st thereafter, the Transportation Rate, as well as the charges in Articles 19(a) and 21 (the “Charges”), shall be adjusted quarterly, upward or downward, by 100% of the quarterly percentage change in the All Inclusive Index – Less Fuel (“AII-LF”) published by the AAR (without regard to the forecast error correction); provided, however, that in no case shall the Transportation Rate or Charges be adjusted below the Initial Transportation Rate or the initial Charges set forth in this Contract. The October 1, 2011 adjustment shall be made notwithstanding the fact that It precedes the Effective Date hereof, with the intent of adjusting the rates to reflect changes occurring between execution and the Effective Date. Per each adjustment, the AII-LF for the quarter most recently completed will be divided by the All-LF for the previous quarter. The then-current Transportation Rate and the then-current Charges will be multiplied by resulting factor to produce the adjusted Transportation Rate and Charges for the current quarter. Once the adjusted Transportation Rate and adjusted Charges have been calculated, any fraction less than one-half cent shall be dropped and any fraction equal to or greater than one-half cent shall be increased to the next whole cent. In the event All-LF is not available, for any reason, during a quarterly period, the parties shall negotiate in good faith a reasonable substitute index.

If the Term is extended as provided in Article 3(b) hereof, then on January 1, 2016, the first day of the extended Term, after applying the quarterly adjustment described above,

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the Transportation Rate and the Charges each shall be increased by an additional 5% (the “Special Adjustment”). Quarterly adjustments shall continue to be made to such Transportation Rate and Charges as adjusted by the Special Adjustment, provided that in no case shall the Transportation Rate and Charges thereafter be adjusted below the result of the Special Adjustment.

15.	Fuel Surcharge. In the event the average per-barrel monthly price of West Texas Intermediate Crude Oil (the “WTI Average Price”) exceeds $64.00 as calculated using the daily prices published in The Wall Street Journal and as further described below, NS will assess a fuel surcharge on all line haul freight charges under this Contract as set forth in this Article15 (the “Fuel Surcharge”)

The applicable Fuel Surcharge percentage shall be applied to each shipment having a bill of lading dated on or after the 1st day of the second calendar month following the calendar month of a given WTI Average Price calculation. The Fuel Surcharge will change monthly per the table below.

Calendar Month of WTI Average Price	Fuel Surcharge Applied	Calendar Month of WTI Average Price	Fuel Surcharge Applied
January	March 1	July	September 1
February	April 1	August	October 1
March	May 1	September	November 1
April	June 1	October	December 1
May	July 1	November	January 1
June	August 1	December	February 1

The Fuel Surcharge will be 0.4% of the line haul freight charge for every $1.00 per barrel, or portion thereof, by which the WTI Average Price exceeds $64.00. The WTI Average Price for a given calendar month will be determined by adding the daily West Texas Intermediate Crude Oil prices published in The Wall Street Journal during a calendar month and dividing the result by the number of days so published in that given month. The result will be rounded to the nearest cent. If The Wall Street Journal ceases publication of the price of West Texas Intermediate Crude Oil, NS will employ a suitable substitute source of price or measure. The following schedule reflects the applicable Fuel Surcharge within the WTI Average Price ranges noted below.

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WTI Average Price	Fuel Surcharge	WTI Average Price	Fuel Surcharge
$64.00 & Below	None	$77.01 – 78.00	5.6%
$64.01 – 65.00	0.4%	$78.01 – 79.00	6.0%
$65.01 – 66.00	0.8%	$79.01 – 80.00	6.4%
$66.01 – 67.00	1.2%	$80.01 – 81.00	6.8%
$67.01 – 68.00	1.6%	$81.01 – 82.00	7.2%
$68.01 – 69.00	2.0%	$82.01 – 83.00	7.6%
$69.01 – 70.00	2.4%	$83.01 – 84.00	8.0%
$70.01 – 71.00	2.8%	$84.01 – 85.00	8.4%
$71.01 – 72.00	3.2%	$85.01 – 86.00	8.8%
$72.01 – 73.00	3.6%	$86.01 – 87.00	9.2%
$73.01 – 74.00	4.0%	$87.01 – 88.00	9.6%
$74.01 – 75.00	4.4%	$88.01 – 89.00	10.0%
$75.01 – 76.00	4.8%	$89.01 – 90.00	10.4%
$76.01 – 77.00	5.2%	$90.01 & Above	*

*	The Fuel Surcharge will be 10.4%, plus an additional 0.4% of the line-haul freight charge for every $1.00 per barrel, or portion thereof, by which the WTI Average Price per Barrel exceeds $90.00.

Notice of changes in the percentage amount of the Fuel Surcharge will be published on NS’s web page at www.nscorp.com.

16.	Audit. Each party shall have the right upon reasonable advance notice to the other party, at its sole expense and during normal business hours and at the normal place of business of the other party, to examine the records of the other party to the extent reasonably necessary to verify the accuracy of any statement, charge or computation involving the determination of weights or minimum volume requirement made pursuant to this Contract. If any such examination reveals any uncontested inaccuracy in any statement, the necessary adjustments in such statement and the payments thereof will be made promptly.

17.	Permitting. For each Contract shipment, Shipper or its representative must request a permit from NS’ Director Coal Transportation at least seven (7) days in advance of shipment unless a shorter advance notice is acceptable to NS. Such request must specify the Origin, the requested date of shipment, this Contract number and the Destination. NS does not guarantee observance of scheduled dates and times. Additional shipment scheduling communication may be by fax, by first class mail, by e-mail, or other agreed’ upon methods addressed as follows:

System Manager Coal Business Group

Norfolk Southern Railway Corporation

110 Franklin Road

Roanoke, VA 24042-0026

Fax: (540) 524-6398

E-Mail: jason.popivchak@nscorp

With copies to: bill.clark@nscorp.com

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Shipper shall also provide to NS by September 25th of each year its reasonable forecast of the expected monthly tonnage of Commodity to be delivered by NS to each Destination during the next subsequent calendar year (an “Annual Forecast”). Shipper shall provide to NS by the 21st of each calendar month (excluding December) of a given calendar year a reasonable update to the applicable Annual Forecast of the expected monthly tonnage for each Destination for the remainder of such calendar year.

18.	Unit Trains and Shipment Size. Shipment under this Contract shall be in Unit Trains only unless otherwise agreed to in a specific instance in advance by NS Coal Transportation. The term “Unit Train” shall mean a train consisting of a minimum of 115 cars (such minimum known as “Minimum Shipment Size”). In the event that Shipper does not satisfy the Minimum Shipment Size for a shipment, then Shipper shall be charged and shall pay an amount equal to the Transportation Rate multiplied by 120 tons, multiplied by the number of cars by which the shipment fails to meet the Minimum Shipment Size. NS shall have no common carrier duty to supply railcars for service between Origin and Destination at any time during the Term

19.	Equipment. Shipper shall provide Private Cars for all shipments. Private Cars shall be of a design and capacity approved by NS pursuant to AAR Circular OT-5.

Shipper’s Cars shall be subject to the following conditions:

(a)	If Shipper requests that NS store Shipper’s Cars used in Contract service on available NS track, then Shipper shall pay to NS a charge of $25.00 per day or fraction thereof for each stored Shipper Car (“Rail car Storage Charge”). For purposes of assessing the Rail car Storage Charge, storage shall commence when Shipper requests railcar storage and the Shipper’s Cars are located on NS trackage. The accrual of a given Rail car Storage Charge shall end when NS receives from Shipper a request to release the associated Shipper’s Cars from NS’ storage and such Shipper’s Cars are placed back into active service. NS’ obligation to provide Shippers Cars storage under this Article 19 shall be conditioned upon the availability or continued availability of NS track space. Whether track space is or continues to be available for storage of Shipper’s Cars shall be determined solely by NS.

(b)	Pursuant to Article 10 and without limiting the generality thereof, NS will move Shipper’s Cars used in Contract service to facilities for repair or storage when requested by Shipper in accordance with NS 8002-A item 3000 and RIC 6007 Series, Item 540, and movement of Shipper’s Cars into and out of Contract service shall be in accordance with NSRQ 4900 Item 404000.00.

(c)	Pursuant to Article 10 and without limiting the generality thereof, when repairs to Shipper’s Cars are made at one of NS’ facilities, applicable AAR-specified charges shall apply.

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(d)	Pursuant to Article 10 and without limiting the generality thereof, with respect to matters related to the Shipper’s Cars, Shipper and NS shall abide by and be subject to the AAR Interchange Rules, as amended from time to time, and other provisions regarding responsibility and procedures for loss or damage to Shipper’s Cars; the maintenance and repair rules and regulations; and the settlement value table of the Office manual of the AAR Interchange Rules.

(e)	In the event of any incident, derailment or accident for which the damages, costs, and liabilities exceed $10,000, the Shipper shall reimburse and indemnify NS for such damages, costs, and liabilities in an amount equal to the degree of fault or negligence attributable to the Shipper or the Shipper’s contractors; provided, however, that Shipper shall reimburse and indemnify NS for all damages, costs, and liabilities when an incident, derailment, or accident results from an undiscovered latent defect of the Shipper’s Cars or from improper loading of the Private Cars. Such damages, costs, and liabilities shall include, but not be limited to, track repairs, personal injury claims, and environmental mitigation costs, arising from the incident, derailment, or accident.

20.	Billing. Billing shall be for each shipment (not for each separate rail car), shall be under the terms of the Uniform Bill of Lading (as published in the ICC UFC-6000 series tariff) and shall contain the number of this Contract.

21.	Loading and Movement to Destinations.

(a)	Pursuant to Article 10 and without limiting the generality thereof, NS shall use NS owned locomotive power in the loading process at Origin for moves to the Destination, provided that loading of a Unit train will be completed in less than 6 hours (“Loading Free Time”). The provisions of this Section 21(b) in no way limit Shipper from loading non-NS business at Origin. Loading Free Time shall begin when railcars are placed at mine for loading.

(b)	Pursuant to Article 10 and without limiting the generality thereof, trains loaded at Origin will be subject to rules governing loading coal trains set forth in NS 9219-B Tariff, and any successor version thereof, which provides a charge for each 15 minutes in excess of the Loading Free Time. Notwithstanding the provisions of NS 9219-B, such charge shall be $80, subject to adjustment in accordance with the terms hereof.

(c)	NS shall supply crews, locomotives, and NS’ trackage for operations from Origin to Destination. NS shall determine, in its sole discretion the quantities of crews, trackage, and locomotive power to supply. NS shall supply locomotive power for movement beyond to the ultimate destination; provided however, that in no case will NS be required to provide more locomotives than NS requires for movement to Destination. Shipper shall return empty Unit Trains and NS’ locomotive power to NS at Destination in less than 24 hours after interchange.

(d)	Shipper shall pay NS a charge of $500 per hour, or fraction thereof, for each hour beyond the 24 hour period that NS Iocomotive power and empty Unit Trains are not returned to Destination.

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(e)	Cars moving under the terms of this Contract shall be loaded to not less than 98% of capacity as calculated in CTMS from batch-weigh Origins. Underweight cars shall be subject to an underload charge equal to the number of tons by which such car is underweight multiplied by the applicable per ton Transportation Rate.

22.	Volume Requirements and Deficit Charges.

(a)	For the Test Shipment Period from September 1, 2011 through December 31, 2011, there will be no minimum volume requirement. For the Contract Period from January 1, 2012 through December 31, 2012, Shipper shall ship a minimum of one (1) Million tons of Commodity. For each subsequent Contract Period during the Term of this Contract (including any extension thereof), Shipper shall ship a minimum of three (3) Million tons of Commodity (the “Volume Commitment”). Such Volume Commitment shall apply regardless of whether the projects contemplated by Article 3 have been completed, unless this Contract is terminated pursuant to the terms of Article 3.

(b)	Whether Shipper has met the Volume Commitment shall be determined by adding tonnage from (1) all movements of Commodity originated by NS from Origin to Destination under this Contract or from Origin to any other NS-served destinations and (2) any coal shipments originating on NS by Shipper’s affiliates from Macoupin Energy LLC at Carlinville, IL to Destination under Confidential Transportation Contract NS-C-9554 or to any other NS-served destinations.

(c)	Due to current trackage right limitations, NS may move for all customers up to a maximum of 15 trains per week, either loaded or empty, via its trackage rights between Litchfield, IL, and Centralia, lL. Notwithstanding anything to the contrary herein, the number of trains per week that NS moves via its trackage rights between Litchfield, IL, and Centralia, lL, for Shipper shall be determined at NS’ sole discretion.

(d)	Shipper, and any of its affiliates or assigns, shall not apply for, and NS shall not grant, permits pursuant to this Contract and NS-9554 for more than a combined total of one loaded and one empty train each day to move via the trackage rights between Sorento, IL and (1) Centralia, IL or (2) Litchfield, IL. Actual routing shall be at NS’ sole discretion.

(e)	The determination of whether Shipper has met the Volume Commitment, as adjusted if necessary pursuant to Article 23, for a given Contract Period shall be made from Shipper’s certified tonnage statements, which shall be sent to NS no later than January 31 of the next subsequent calendar year at the following address:

Manager Contract Compliance

Norfolk Southern Corporation

1200 Peachtree St. NE, Box183

Atlanta, GA 30309

PH: 404-529-1150

FX: 404-589-6759

Email: contcomp@nscorp.com.

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C-9555

In the event that the Volume Commitment, as adjusted if necessary pursuant to Article 23, is not satisfied for a given Contract Period, except in the case of NS default hereunder, Shipper shall pay to NS as reasonable deficit charges [*] (the “Annual Deficit Charges”). The amount of the Annual Deficit Charges shall be paid for a given Contract Period not later than 60 days immediately following the end of such Contract Period.

23.	Force Majeure

(a)	In the event a party unable to meet its obligations under this Contract because of Force Majeure, then, except as provided herein, such party shall be excused from performance of such obligations to the extent and for the duration of the Force Majeure condition; provided that the party declaring Force Majeure shall notify the other party promptly in writing of when the Force Majeure period begins, the nature of the Force Majeure condition and when the condition is terminated; and provided further the parties shall make commercially reasonable efforts to continue to meet their obligations for the duration of the Force Majeure conditions; and provided further that the party declaring Force Majeure shall make commercially reasonable efforts to expeditiously remedy the cause of the Force Majeure and shall notify the other party of actions being taken and the projected schedule for implementing the remedy of the Force Majeure condition. Notwithstanding the foregoing, neither party shall be obligated to settle any strike or labor disturbance except on terms satisfactory to such party.

(b)	If a Force Majeure condition prevents shipments from being made or transportation from being provided under this Contract for more than a 72-hour period, and if written notice is promptly given to the non-claiming party, then the Volume Commitment for the applicable Contract Period(s) shall be adjusted if and to the extent warranted by the Force Majeure condition.

(c)	The term “Force Majeure” shall mean (i) an occurrence beyond a party’s control and arising without its fault or negligence, including but not limited to war, insurrection, acts of terrorism, riot, rebellion, Acts of God, labor dispute, and orders or acts of military or civil authority, or other events or conditions, whether similar or dissimilar to the foregoing, that occur beyond a party’s control and arise without it fault or negligence and that substantially prevent a party’s ability to perform its obligations under this Agreement; and (ii) the unavailability of diesel fuel.

(d)	Any excuse from contractual obligations under this Contract as a result of the existence of a Force Majeure (i) will not cause the term of this Contract to be extended; (ii) will not affect any rights or obligations accrued under this Contract prior to the existence of Force Majeure; and (iii) will not affect any rights or obligations under this Contract except as provided in this Article.

24.	Frozen Coal. Shipper will exert commercially reasonable efforts to prevent the occurrence of frozen lading by arranging for suppliers to apply a freeze-conditioning agent to Commodity as warranted by weather at Origin and/or Destination.

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C-9555

25.	Construction and Payment Responsibilities for Track Improvements.

(a)	Shipper shall cause approximately 6 miles of new private track to be built and maintained, at no cost to NS, from Origin to NS’ Madison Branch near Coffeen, IL (the “Private Track” by no later than July 1, 2012. Shipper shall grant to NS the right to operate over the Private Track at no cost to NS pursuant to a Siding Agreement substantially similar to NS’ form agreement customarily used for similar purposes. NS shall cooperate in consulting with Shipper concerning the design of the Interchange between Private Track and NS’ Madison Branch Track. Upon Shipper’s completion of the Private Track, NS shall tie-in and connect the Private Track to NS’ Madison Branch Track, at its sole cost and expense.

(b)	Pursuant to Article 3(c), a southward facing leg of the wye at Sorento, IL, to allow for the progressive movement of coal trains from Origin to Destination, shall be constructed by NS. The entire cost and expense for the design and construction of this wye track, including but not limited to property acquisition, labor and materials, shall be reimbursed to NS by Shipper within thirty (30) days after receiving each bill from NS. Such cost and expense shall include NS’s standard additives, provided, however, that all costs and expenses shall be reasonable within the industry for similar construction.

(c)	Pursuant to Article 3(e), Shipper shall construct an Interchange track at Destination with the capacity to hold 135 car trains without having to break such trains for road crossings and having sufficient length so that the trains can be parked on the Interchange track and not foul the main tracks of either NS or EVWR. Shipper’s design of this new Interchange connection with EVWR at Destination shall be subject to prior approval by NS. The design and construction of this new interchange connection, including but not limited to any property acquisition, labor and materials, shall be paid by Shipper at Its sole cost and expense. Upon completion of this interchange connection, NS shall tie-in and connect the EVWR and NS tracks at Mt. Vernon, IL, provided however that Shipper shall reimburse NS for the cost of completing this tie-in and connection work, including but not limited to all labor and materials. Shipper shall pay any bills from NS related to tie-in and connection work at the Mt. Vernon interchange within thirty (30) days after receiving each bill from NS. Such cost and expense shall include NS’s standard additives, provided however, that all costs and expenses shall be reasonable within the industry for similar construction.

(d)	If the volume of Commodity moving across the Destination increases and requires the use of more than one trainset, Shipper, at its sole cost and expense, will:

(1)	make the necessary improvements to the Mt. Vernon interchange so that a 135-car, trainset does not have to be broken and can remain coupled as a single unit train; and

(2)	construct and install a second siding to hold an additional 135-car trainset.

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C-9555

(e)	In the event this Contract Is terminated pursuant to Article 3(c) or Article 3(d), NS shall return to Shipper all amounts previously paid by Shipper to NS pursuant to Article 25(b) and Shipper shall have no further liability to reimburse NS pursuant to Article 25(b).

(f)	To the extent that this Contract and NS-9554 both contemplate the completion of and/or payment for a single project, such project need only be completed and paid for once in order to satisfy the requirements of both contracts.

26.	Refund for Track Improvements. NS shall reimburse Shipper up to a maximum of [*] (as an aggregate amount under this Contract under NS-9554) for expenses incurred by Shipper related to track improvements to construct the Private Track, to reimburse NS for the construction of a southward facing leg of the wye at Sorento, IL and to construct a new interchange between NS and EVWR at Mt. Vernon, IL.

This reimbursement will be paid by NS in a refund of linehaul freight revenues paid to NS by Shipper hereunder during the Term, including any extension thereof, as follows:

(a)	[*]

(b)	[*]

(c)	[*]

27.	No Third Party Beneficiaries. Nothing in this Contract shall be construed to give any person or entity other than NS and Shipper and their respective successors and permitted assigns any legal or equitable right, remedy or claim under this Contract.

28.	Limitation of Damages. Except as otherwise expressly stated herein, in no case shall either party liable hereunder for special, consequential or punitive damages (including, but not limited to, cost of capital, business interruption expenses and lost sales) regardless of whether the party against whom such damages otherwise might be sought knew or reasonably should have known of the possibility of such damages.

29.	Entire Agreement. This Contract constitutes the entire understanding of the parties with respect to the subject matter hereof and may not be modified or changed except by written amendment signed by an authorized representative of each party.

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C-9555

IN WITNESS WHEREOF, the parties have executed this Contract by their duly authorized representatives as of the day and year first above written.

NORFOLK SOUTHERN RAILWAY COMPANY

By:	/s/ R.A. Listwak

Name:	R.A. Listwak

Title:	Group Vice President

Date:	8/19/11

HILLSBORO ENERGY, LLC.

By:	/s/ Michael J. Beyer

Name:	Michael J. Beyer

Title:	CEO

Date:	8/24/11

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Exhibit 10.22

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

MASTER AGREEMENT NO. xxxxxxx 0000

MASTER CONFIDENTIAL TRANSPORTATION AGREEMENT (“Contract”) is made this 15th day of June, 2011 by and between CANADIAN NATIONAL RAILWAY COMPANY, a corporation constituted under the laws of Canada, with its head office at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, Canada, not on its own behalf but on behalf of its indirect, wholly-owned U.S. operating railroad subsidiaries (hereinafter referred to collectively “CN”), the railways identified in each Schedule 1 attached, (CN and such railways referred to as the “Carriers”) and SAVATRAN LLC, a Delaware limited liability company (“Customer”), subject to the applicable provisions of 49 U.S.C. 10709 and regulations promulgated thereunder.

1. EFFECTIVE DATE AND TERM

This Contract shall be effective as of the Closing Date (as defined in that certain Asset Purchase Agreement between IC RailMarine Terminal Company and Raven Energy LLC (“Raven”) for the purchase of substantially all of the assets of a bulk material terminal complex located in Convent, Louisiana, dated June 15, 2011 (the “APA”) and shall remain in effect until the 31st day of December 2021 (“Contract Period”); provided, however, in the event the sale of substantially all of the assets of such bulk material terminal complex in Convent, Louisiana (the “Terminal”), pursuant to the APA does not occur for any reason by December 31, 2011, this Contract shall be deemed null and void and neither party shall have any further liability to the other hereunder.

2. MASTER AGREEMENT

A. This Contract specifies the terms and conditions applicable to the transportation by the Carriers of coal (the “Commodity”) for the Customer from each origin point (more particularly described in Schedule 1), to the Terminal.

B. The particulars of each movement of the Commodity shall be as specified in Schedule 2 attached hereto and incorporated herein. Knowledge of these particulars shall be restricted to those of the Carriers who participated therein.

C. The Head Agreement section of this Contract shall be identified by a Contract number, which includes the suffix “0000”.

D. CN represents to the Customer that it has previously obtained the concurrence of the other Carrier to the rates, terms and conditions in Schedule 1, where applicable.

E. The Customer represents to each of the Carriers that it controls the transportation of the Commodity covered by this Contract and agrees to ship the Commodity in accordance with the terms and conditions set forth herein.

F. The Carriers, acting solely as contract carriers, agree to transport the Commodity in accordance with the rates, terms and conditions specified in this Contract.

G. AMENDMENTS

1) Upon written request by the Customer to CN, delivered no later than ninety (90) days prior to the end of any calendar year of this Contract, the Customer and CN shall negotiate in good faith regarding an agreement for transportation service rates for the Commodity for a one (1) year period between an additional point of origin not currently serviced by CN west of the Mississippi River and the Terminal.

Any such agreed upon additional service shall be counted toward Customer’s yearly Volume Commitment (as defined in Schedule 2), unless the additional transportation service requested by Customer from west of the Mississippi River is interchanged to CN at any point south of Memphis, TN. In such event, such yearly movement shall not be counted toward Customer’s yearly Volume Commitment.

Upon request from Customer delivered no later than ninety (90) days prior to the end of any calendar year of this Contract, this one (l) year agreement for transportation service for the Commodity from a point of origin west of the Mississippi River to the Terminal may be renewed for a subsequent calendar year, but only if the parties negotiate in good faith and agree upon rates for such service for such subsequent year.

Each new Schedule 1 shall be signed by each of the Carriers participating in the Schedule 1.

2) Each revised Schedule 1 shall not be effective without being signed on behalf of each of the Parties.

3) The parties may agree at any time to amend or modify any portion of the Contract (other than Schedules which may be modified or amended as described above), provided that all such amendments are in writing and executed by each of the Parties hereto.

3. CUSTOMER TO ADVISE

The Customer shall advise CN of the Contract Number when cars are released for shipment pursuant to this Contract or cause the shipper to advise CN of the Contract Number. If a bill of lading or other written documentation is issued, it shall include a statement “Subject to CN Confidential Transportation Contract No. XXXXXX0000.” Whenever possible, the reference to the Contract number shall include the four digit suffix which relates to the applicable Schedule 1 under which the Commodity is being shipped.

4. INCORPORATION BY REFERENCE

This Contract incorporates by reference all tariffs, rules and regulations which are applicable to the transportation of the Commodity except to the extent that such tariffs, rules and regulations are in conflict with this Contract. In the event of any conflict, the terms and conditions of this Contract shall govern.

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5. LIABILITY AND CLAIMS

The liability of Carriers for any alleged loss, damage or delay to the Commodity shall be identical to the standards imposed on an American rail common carrier, and is governed by 49 U.S.C. Section 11706, as the case may be.

6. CONFIDENTIALITY

This Contract is confidential and shall not be disclosed, in whole or in part, to any third party except for each of the Parties’ tax and legal advisors, potential lenders, investors and purchasers, provided that any of the foregoing to whom this Contract is disclosed agree to be bound to the same duties of confidentiality contained herein. This Contract may also be disclosed to the extent as may be required by law, regulatory authority, or as may be consented to by the Parties.

7. RESTRICTIONS

Except as may be otherwise specifically provided in any Schedule 1, this Contract does not include any transit, diversion or reconsignment privileges and may not be used in combination with any transportation of the Commodity from any origin or destination other than specified in Schedule 1.

8. FORCE MAJEURE

A. The Parties shall not be liable for any failure to perform under this Contract while such performance is prevented or delayed by any cause or condition of Force Majeure which is not within the control of the party affected. The term “Force Majeure” shall include, but shall not be limited to, Acts of God, act of public enemy, war, insurrection, authority of law, fire or explosion, lock-out, strike or other labour dispute, derailment, or any other causes not within the control of the Party affected. For purposes of this Contract, a Force Majeure event can occur at any origin, destination, or other point along the rail line where there is an occurrence that prevents or delays the movement of Customer’s Commodity.

B. The Party affected by Force Majeure shall notify the other Party within five (5) days, excluding weekends and holidays, following its knowledge that a Force Majeure condition will wholly or partially prevent its performance and shall also notify the other Party within two (2) days, excluding weekends and holidays, following the end of the Force Majeure condition.

C. Force Majeure shall not extend the Contract Period. Force Majeure may have the effect of reducing the commitments of the Parties to the extent specifically provided in this Contract.

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9. NOTICE

A. Except as otherwise provided herein, notices shall be in writing and shall be delivered to the Party entitled to receive the same by personal delivery, or by registered or certified mail. Notices may also be communicated by any electronic means which can produce a written copy provided that acknowledgment of receipt of the electronic communication notice is obtained.

B. Any notice given under this Contract shall be effective as of the date of delivery in the case of personal delivery, date of receipt in the case of notices sent by registered or certified mail, and as of the date of electronic transmission, in the case of notices given by electronic communication where receipt of the communication has been acknowledged.

C. Notices shall be communicated to the Parties as follows:

To carrier:	CN
Attn:	Tommy Browning, AVP Bulk Sales
Street:	17641 Ashland Avenue
City:	Homewood
Prov./State:	IL/US
Post/Zip Code:	60430

To customer:	SAVATRAN LLC
Attn:	Mr. Michael J. Beyer, CEO
Street:	3801 PGA Boulevard
City:	Palm Beach Gardens
Prov./State:	FL
Post/Zip Code:	33410

With Copy Not Constituting Notice to: Brian A. Glasser Bailey & Glasser LLP 209 Capitol Street Charleston, West Virginia 25301

or to such other person or address as either Party may designate by notice given in accordance with this Contract.

D. Any communication relating to Force Majeure, or any matter of an emergency operating nature, may be given by any reasonable means. If given verbally or by telephone, such communication shall be confirmed in writing or if given by electronic communication, the Party receiving the electronic communication must specify if written confirmation is required.

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E. Any notices or communication required or desired to be given by the Customer or by any of the Carriers other than CN shall be given to CN and CN shall promptly communicate copies of such notices to the other Parties to this Contract.

10. PLANT RATIONALIZATION

If anyone of the Carriers, pursuant to lawful authority, embargoes or abandons a line or railway or facility on which service is provided pursuant to this Contract, such embargo or abandonment shall not be deemed a breach of this Contract and the provisions of this Contract shall be inapplicable with respect to such line or facility on or after the date such line, railway or facility is embargoed or abandoned. In the event CN abandons a line or railway or facility on which service will be provided pursuant to this Contract, CN will use its commercially reasonable efforts to reroute Customer’s Commodities to their destination at the same rate paid by Customer prior to the date such line, railway or facility became embargoed or abandoned. In the event any non-CN Carrier embargoes or abandons a line or railway or facility on which service will be provided pursuant to this Contract, CN will use commercially reasonable efforts to reroute Customer’s Commodities to their destination at a rate that is as close as possible to the rate paid by Customer prior to the date such line, railway or facility became embargoed or abandoned. Customer shall be entitled to all notifications as required by the Surface Transportation Board or any successor agency.

11. MISCELLANEOUS PROVISIONS

A. Entirety: This Contract constitutes the entire agreement and merges and supersedes all prior understandings and representations between the Carriers and the Customer concerning the subject matter.

B. Non-Assignment: This Contract shall not be assigned by the Customer without the prior written consent of CN.

Notwithstanding the foregoing, CN agrees, subject to the further provisions hereof, that customer shall be entitled to wholly or partially assign its rights under this Contract to any of its affiliates, to any lender or investor for financing purposes, or to any entity succeeding to all or substantially all of Customer’s assets, provided that such entity has creditworthiness and net worth equal to or better than Customer’s, as determined by CN, acting reasonably. In the event Customer wishes to proceed with such an assignment, it shall provide CN with at least sixty (60) days written notice in conjunction with all documentation necessary for CN to make a determination as to the creditworthiness and net worth of the potential assignee. CN shall then have thirty (30) days to determine whether it shall consent to the requested assignment.

No assignment by Customer as per this Section 11.B. shall relieve Foresight Energy LLC of its obligations under the parent guaranty described in Section 16 hereof; provided, however, that if the potential assignee or the potential assignee’s guarantor has creditworthiness and net worth equal to or better than that of Customer and Customer’s guarantor as of the date hereof, as determined by CN, acting reasonably, then the parent guaranty described in Section 16 hereof shall be terminated.

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C. Default: If any Party defaults in any material covenant, condition or obligation of this Contract, which is not excused in writing and continues for a period of ten (10) days following the giving of written notice to the defaulting Party, the non-defaulting Party may, without prejudice to their other rights and remedies, terminate this Contract by giving written notice of termination to the Party in default.

D. Non-Waiver: The failure of a Party to enforce any provision of this Contract shall not be considered as a waiver of that provision and shall not prevent termination of this Contract due to default.

E. CN reserves its right to renegotiate the freight service rates under this Contract upon 30 days’ notice in the event that an order, rule or regulation issued by a government or regulatory authority becomes effective during the Contract period and which order, rule or regulation is deemed, in CN’s reasonable opinion, to materially affect the application of CN’s Fuel Surcharge Tariff. Any renegotiation of rates pursuant to this Section 11.E. shall be designed to provide for new rates that obtain an overall financial return for CN that is substantially similar to the overall financial return for CN prior to the date such order, rule or regulation issued by a government or regulatory authority became effective. In the event that CN and the Customer are unable to agree upon new rates within thirty (30) days after receipt of such notice, then the Parties agree to resolve such disagreement as per the dispute resolution mechanism set forth in Section 14. If the Parties are unable to agree upon new rates within the time period provided for in Section 14 either party shall have the right to terminate this Contract upon thirty (30) days written notice of intent to terminate to the other party.

12. SCHEDULES

A. In the event that any Schedule hereto is inconsistent with the terms and conditions of this Contract, the Schedule shall prevail.

B. This Contract includes the following schedules, which are incorporated herein:

Schedule 1 - “Rates”

Schedule 2 - “Commodity Transportation Particulars”

Schedule 3 - “Additional Special Conditions”

13. RECOVERY OF ADDITIONAL COSTS DUE TO GOVERNMENT ACTION

If actions by federal, state or local governments ban, preclude, or otherwise restrict transportation through their jurisdictions of commodities moving pursuant to this Contract under routings normally used for Customer’s traffic, and thereby require the re-routing of trains and/or cars carrying such Commodities in a way that causes CN to incur additional costs, the Customer will be responsible for such costs. Such additional costs may include, but are not limited to, costs associated with added mileage, including labor and fuel costs, additional car and locomotive days, added intermediate car handlings, additional switching operations, and increased terminal dwell time. CN will advise the Customer of the anticipation and/or occurrence of such additional

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costs that would give rise to Customer’s obligations pursuant to this Section. Such costs will be added to the freight rates set forth herein and included in the calculation of total charges due from the Customer; provided, however, that Customer reserves the right to renegotiate the revised freight service rates under this Contract upon 30 days’ notice in the event that the addition of such costs to the freight rates published herein will make the transportation of the Commodity under this Contract economically impracticable in Customer’s reasonable opinion. Any renegotiation of rates pursuant to this Section 13 shall aim to provide for new rates that are as close as possible to the revised freight service rates applicable to Customer prior to the date of Customer’ notice to CN. In the event that CN and the Customer are unable to agree upon new rates within thirty (30) days after receipt of such notice, then the Parties agree to resolve such disagreement as per the dispute resolution mechanism set forth in Section 14. If the Parties are unable to agree upon new rates within time period provided for in Section 14 either party shall have the right to terminate this Contract upon thirty (30) days written notice of intent to terminate to the other party.

14. DISPUTE RESOLUTION

In the event of a claim, disagreement or dispute between CN and Customer as to the interpretation of any provisions of this Contract or the performance of each or either hereunder, either Party shall, upon written request, cause such claim, dispute or disagreement to be referred to a senior employee chosen by the management of CN and a senior employee chosen by the management of Customer for resolution. The two individuals so chosen will be considered representatives of their respective employer, duly authorized to promptly meet and in good faith investigate into, negotiate and agree upon a binding settlement of the dispute, claim or disagreement. If said representatives are unable to agree on a resolution of the claim, dispute or disagreement within thirty (30) days from the day such claim, dispute or disagreement is submitted to them, then, either Party shall be allowed to submit the matter to the courts for adjudication.

15. GOVERNING LAW AND VENUE

This Contract will be governed by and construed in accordance with the domestic laws of the State of Illinois without giving effect to any choice or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois. Each of the Parties submits to the exclusive jurisdiction of any state or federal court sitting in Chicago, Illinois, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto.

16. PARENT GUARANTY

Foresight Energy LLC shall, contemporaneously with the execution of this Contract, deliver a Guaranty in the form attached hereto as Exhibit A, guaranteeing the due and punctual payment or performance, as applicable, of the obligations of the Customer or any of Customer’s assignees pursuant to Section II.B., arising under this Contract.

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17. WAIVER OF JURY TRIAL

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS CONTRACT OR THE TRANSACTIONS OR EVENTS CONTEMPLATED HEREBY OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF ANY PARTY HERETO. THE PARTIES HERETO EACH AGREE THAT ANY AND ALL SUCH CLAIMS AND CAUSES OF ACTION WILL BE TRIED BY THE COURT WITHOUT A JURY. EACH OF THE PARTIES HERETO FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY SUCH LEGAL PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED.

In witness whereof, the Parties have executed this Contract as of the date first above written.

CANADIAN NATIONAL RAILWAY COMPANY, in the capacity identified above.

/s/ J. J. Ruest

By: J. J. Ruest

Title: Executive Vice President and Chief Marketing Officer

SAVATRAN LLC

/s/ Daniel Reck

By: Daniel Reck
Title: Authorized Representative

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SCHEDULE 1 — RATES

RATES IN US DOLLARS PER CAR TO CONVENT LA * *

ORIGINS

YEAR	Dial, IL		Sugar Camp, IL

[*]	[	*]	[	*]

(1)	[*]
(2)	[*]

ORIGINS

YEAR	Hillsboro, IL (1)		Macoupin, IL (1)

[*]	[	*]	[	*]

(1)

Bundled rates in conjunction with Norfolk Southern (“NS”) as originating Carrier. Minimum volume from NS at origins shall be three trains per month and a maximum of four trains per month until 9 months after effective date of this Contract. Afterward, the minimum volume shall be 1 million tons of Commodity per year and a maximum of 4 million tons per year. The routing of the NS portion of the movement shall be from the originating mine site to Centralia, IL for pick-up by CN. The NS train size shall be 112 cars. The NS railcars shall be railcars owned by Customer. These movements will use run-thru power from origin onto the Terminal. Shipments

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moving between these origins and the Terminal are subject to NS Conditions of Carriage #2-J, all NS Tariffs and Conditions listed therein, and any supplements thereto or successor versions thereof where applicable.
(2)	Option: additional 3 year term with [*] rate increase and a minimum volume of 1 million tons of Commodity per year and a maximum of 4 million tons of Commodity per year, but only to the extent agreed upon by all Carriers and Customer.

Rates apply provided that Customer supplies the railcars (aluminum rotary gondola or open top hoppers).

Rates are exclusive of mileage compensation.

Rates apply on shipments of the Commodity.

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SCHEDULE 2 — COMMODITY TRANSPORTATION PARTICULARS

A.	SERVICE COMMITMENT

The Parties intend for the supply chain contemplated by this contract, from Commodity loading to Terminal delivery, to be as efficient as possible, and shall jointly strive to continually improve said supply chain.

In doing so CN undertakes to provide dedicated locomotive power (“Dedicated Power”) for the rail freight services to be provided under this Contract, subject to the Customer’s timely loading and unloading of the Commodity at origin and at the Terminal. The level of such Dedicated Power shall be communicated to Customer no later than six (6) months after the effective date of this Contract in order for CN to reasonably determine the rail car needs of Customer pursuant to this Contract. CN further undertakes to revise such Dedicated Power levels as the Customer’s need for rail freight service increases in line with the Volume Commitments set forth below. CN shall make train sets having a minimum of 125 railcars available to transport the Commodity at Customer’s request. CN will, or will cause one of its affiliates, pursuant to the terms of that certain Locomotive Lease Agreement dated March 31, 2008 as amended, to provide locomotive power to transport the rail cars within the Terminal rail loops, and will not remove locomotive power from a train set upon arrival of the unit train at the Terminal, provided that Customer loads or unloads the rail cars within twelve (12) hours of their arrival at the Terminal.

No later than sixty (60) days prior to the end of any Contract Year, Customer shall provide CN with a yearly forecast of its projected rail service needs for the upcoming year. As used herein, “Contract Year” shall mean each calendar year during the Contract Period. CN shall use such forecast to ascertain its needs for appropriate assets and resources for the upcoming year. Any issues identified by CN that could impact CN’s service to Customer for the upcoming year shall be promptly raised by CN with Customer.

No later than twenty (20) days prior to the end of any months of March, June, September and December under the Contract, Customer shall provide CN with a quarterly forecast, which shall serve to further confirm or modify the yearly forecast (provided for pursuant to the preceding paragraph), for projected rail service needs for the upcoming quarter. CN shall use such quarterly forecast to ascertain its needs for appropriate assets and resources for the upcoming quarter. Any issues identified by CN that could impact CN’s service to Customer for the upcoming quarter shall be promptly raised by CN with Customer.

No later than ten (10) days prior to the end of any month under the Contract, Customer shall provide CN with a final forecast, which shall serve to confirm Customer’s rail service needs for the following month. Any issues identified by CN that could impact CN’s service to Customer for the following month shall be promptly raised by CN with Customer.

CN and Customer shall have monthly reviews as to the rail freight service provided by CN to Customer in the preceding month. CN and Customer undertake to communicate promptly with each other to resolve any service issues identified pursuant to any such monthly review.

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CN and Customer acknowledge the need for Customer to receive timely transportation service for the Commodity in order to meet Customer’s business commitments relative to the delivery of the Commodity. CN will use commercially reasonable efforts to meet Customer’s reasonable instructions with respect to the scheduling of the pickup and delivery of shipments of the Commodity. CN will notify Customer as quickly as reasonably possible of any delay in the delivery of the Commodity that would result in the inability to meet a scheduled pickup or delivery time.

B.	VOLUME COMMITMENT

During each Contract Year, Customer agrees to cause to be transported by CN, and CN agrees to transport in a timely and efficient manner, the following aggregate total minimum tons of Commodity between the Customer’s mines in Hillsboro, IL, Macoupin, IL, Dial, IL and Sugar Camp, IL and the Terminal (the “Volume Commitment”):

Contract Year	Annual Volume Commitment
2011	None
2012	3 Million tons
2013	4 Million tons
2014 through 2021	8 Million tons

During Contract Year 2012, Customer shall use commercially reasonable efforts to ship 5 million tons of Commodity and during Contract Year 2013, Customer shall use commercially reasonable efforts to ship 6 million tons of Commodity. Customer agrees to ship all Commodity between the origins identified herein and the Terminal by rail. In the event that Customer elects to ship any portion of the Commodity from these origin points to the Terminal by barge, then the Annual Volume Commitment for 2012 and 2013 shall be automatically increased by the number of tons of Commodity shipped by barge during such applicable Contract Year. In the event that Customer intends to ship more than the Volume Commitment of Commodity during any Contract Year, Customer shall provide notice to CN of such intent. Customer acknowledges that the ability of CN to handle such additional Commodity may depend upon the availability of additional resources to handle such Commodity, including, without limitation, locomotives, personnel and track capacity. Provided that Customer gives CN sufficient advance notice to make appropriate arrangements, CN shall make commercially reasonable efforts to transport the full quantity of the Commodity tendered by Customer beyond the Volume Commitment.

1) DEFAULT AND CURE

Subject to the following paragraph, in the event the Customer fails to tender for shipment, in any one calendar year, the volume of Commodity set forth in the Volume Commitment for that year, the Customer shall pay liquidated damages to CN upon demand, in an amount equal to [*] per ton for each ton short of that year’s Volume Commitment, and the payment of such liquidated damages shall constitute a cure for any such default. The Parties acknowledge and agree that in the event of a breach by Customer, damages would be difficult to ascertain and that the foregoing constitutes liquidated damages and not a penalty.

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To the extent a default in the service commitment of CN has caused or contributed to Customer’s Volume Commitment default, or CN is otherwise responsible for Customer’s Volume Commitment default, then Customer shall not be liable for the payment of liquidated damages to the extent arising out of such default in the service commitment or other default of CN.

2) RECORDS

The Customer shall keep accurate records of the shipments covered by this Contract. CN shall have the right to inspect these records for the purpose of verifying compliance with the terms of this Contract. Not later than January 31 of each year, Customer shall provide a certification to CN of the number of tons of Commodity shipped by Customer pursuant to this Contract during the preceding calendar year.

3) EFFECT OF FORCE MAJEURE ON VOLUME COMMITMENT

In the event of Force Majeure which affects either the Customer or CN and which prevents or delays the Customer from tendering for shipment the Commodity for a period in excess of seven (7) consecutive calendar days, or which prevents or delays CN from transporting the Commodity for a period in excess of seven (7) consecutive days, Customer shall prepare a report to CN, along with supporting documentation, as to the shortfall of Commodity shipped (in tons) directly resulting from the Force Majeure event. Upon approval of such report by CN, acting reasonably, the Parties shall work diligently together to make up said shortfall in the remainder of the calendar year. Any shortfall not made up by the Parties at the end of the calendar year shall result in a reduction of Customer’s Volume Commitment for that particular calendar year, on a ton for ton basis.

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SCHEDULE 3 — ADDITIONAL SPECIAL CONDITIONS

•	Weighing shall be performed at origin by the Customer at its expense.

•

Rate is applicable when shipped in unit trains of a minimum of 120 cars; provided, however, that Customer shall not be obligated to pay a higher rate when the Commodity is shipped in unit trains of less than 120 cars due to CN’s removal of cars from the unit train en route.

•	Rate applies when shipped on one day from one consignor at one location at one origin via one route to one consignee at one location at one destination at one time on one bill of lading.

•

Shipments are subject to individual carriers chargeable services tariffs while on individual carrier lines, provided that this Agreement applies in the event of any inconsistency between any CN tariffs and this Agreement.

•	Rates herein are subject to Fuel Surcharge Tariff CN 7403 series, supplements thereto or reissues thereof.

•	Price applies in US funds and can be prepaid or collect, as agreed by the parties.

•	In addition, rates herein are subject to optional services fees, where incurred, in accordance with Tariff CN 9000, CN 9001, CN 9003, CN 9004 and CN 9006, supplements hereto and reissues thereof.

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Exhibit 10.23

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

RAILROAD TRANSPORTATION CONTRACT EVWR-C-0008

SUBJECT TO 49 U.S.C. §10709

This Railroad Transportation Contract (“Contract”) entered pursuant to 49 U.S.C. § 10709 this 30th day of January, 2007 is by and between SAVATRAN, LLC whose address is 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida, 33410 (“Industry”); and EVANSVILLE WESTERN RAILWAY, INC., whose address is 1500 Kentucky Avenue, Paducah, KY 42003 (“EVWR” or “Carrier”).

1. EFFECTIVE DATE AND TERM: This Contract shall take effect as of the date that Industry certifies in writing to Carrier that all of the following conditions are satisfied; (1) Industry’s private track is constructed and fully permitted by all applicable local, state and federal authorities; (2) Industry’s track is in safe, operable condition for the rail carriage of traffic from the Sugar Camp mine to a connection with Carrier’s line at McLeansboro, IL; and (3) the River Terminal and associated rail and other facilities that Industry or an affiliate of Industry will operate in southern Indiana (“River Terminal”), including without limitation the acquisition of rights to operate on the lead track necessary to serve such River Terminal, is completed, fully permitted and operationally able to accommodate the transloading of coal from rail to barge. Industry shall use its best efforts to ensure that the above conditions are met by January 1, 2010, but this Contract shall not become effective until such conditions are met (“Effective Date”); provided, however, that in the event that such conditions have not been met on or before December 31, 2010, then EVWR shall have the right to terminate this Contract upon thirty (30) days’ written notice to Industry. This Contract shall remain in effect, unless otherwise terminated in accordance with the terms of this Contract, through a date twenty years from the Effective Date. Each consecutive twelve (12) month period beginning at the Effective Date will constitute a Contract Year.

2. INCORPORATION OF EVWR TARIFFS: Except to the extent in conflict with the terms of this Contract, all EVWR tariffs in effect on the Effective Date of this Contract that would otherwise apply in the event this Contract did not exist are incorporated herein by reference and shall govern the operations of Carrier on behalf of Industry. No subsequent

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amendment or modification of such effective tariffs by EVWR shall be binding upon Industry unless (i) agreed to in advance and in writing by Industry or (ii) unless the amendment or modification is required for the purpose of complying with a change to an applicable statute or regulation, in which case EVWR shall provide Industry at least twenty (20) days’ notice of the specific change claimed to be required by statute or regulation and an identification of the statute or regulation underlying the change; provided, however that all rates for accessorial services contained in such tariffs, including but not limited to demurrage, shall be increased annually in the same percentage as the Transportation Rates. In the event of a conflict between any such tariff and the terms of this Contract, the terms of this Contract shall govern.

3. RESPONSIBILITY FOR EQUIPMENT: Industry shall be fully responsible for damage to or destruction of any rail cars or locomotives placed on the Industry track for loading by Industry or while the rail cars or locomotives are in the custody and control of Industry. Carrier shall be responsible for damage to or destruction of any rail cars or locomotives at all times that the rail cars and locomotives are in the custody and control of Carrier, either on Industry Track or EVWR track. The provisions of the AAR Interchange Rules pertaining to the damage or destruction of equipment shall apply.

4. EVWR REPRESENTATIONS: EVWR hereby provides the following representations to Industry as a condition of this Contract:

4.1 EVWR represents that it has the right to interchange railcars used to transport Industry’s coal, or the coal of any of Industry’s affiliated entities, with CSX Transportation, Norfolk Southern, BNSF Railway, and Union Pacific Railroad (Interchanging Railroads”) at the interchange points identified in 4.3 below.

4.2 EVWR represents that there are no paper barriers applicable to its transportation of such coal.

4.3 EVWR represents that it currently has physical interchanges with each of the following Interchanging Railroads: (i) BNSF at Woodlawn, IL; (ii) Union Pacific at Mt.

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Vernon, IL (not capable of interchanging unit trains); (iii) CSX Transportation at Evansville, IN; and (iv) Norfolk Southern at Evansville, IN (only via CSXT). If additional interchange points or capital improvements to upgrade existing interchanges are required, funding of such interchanges shall be negotiated on a case by case basis.

4.4 EVWR represents that it is legally permitted to provide the transportation services contemplated under this Contract, and that it otherwise has the operational experience and capabilities to perform such services; and;

4.5 EVWR represents and acknowledges that it will fully cooperate with the efforts of Industry, or of any entity affiliated with Industry, to (a) construct a private rail line connecting the EVWR line at McLeansboro with any coal mines owned or operated by Industry, or any of its affiliated entities, (b) transport railcars between the EVWR line, the Industry track and the River Terminal, and (c) develop and operate any new related infrastructure on the EVWR reasonably required to facilitate all of the transportation covered by this Contract, subject to the funding provisions of Section 4.3 herein.

5. SAVATRAN REPRESENTATIONS: Savatran hereby provides the following representations to Carrier as a condition of this Contract:

5.1 Industry represents that it will acquire the necessary right of way and construct at its sole expense and risk a private rail line from its Sugar Camp mine to connect with EVWR’s main line at McLeansboro, IL.

5.2 Industry represents that it will construct its track in accordance with plans and specifications approved by EVWR, provided such approval is not unreasonably withheld, and capable of handling the volume of traffic projected by Industry to be transported over its track.

5.3 Industry represents that it will maintain adequate clearances and shall not construct any building, structure or obstruction of any kind within eight and one-half (8 1/2) feet from the centerline of the track or at a height of less than twenty-three (23) feet above the top of the rails.

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5.4 Industry represents that it will repair and maintain its track in accordance with the Federal Railroad Administration Class II standards, and in such condition that will safely and satisfactorily accommodate the equipment to be operated over such track by Carrier.

5.5 Industry represents that it shall acquire and provide to Carrier locomotives in good running order, properly serviced and equipped, and in compliance with all applicable laws and regulations. Additionally, the locomotives shall be sufficient type, rating, capacity and quantity to permit movement of the rail cars from the Origin to the Destination.

5.6 Industry represents that in the event new private track is constructed to connect the Industry track to Pond Creek mine, near Dial, I, EVWR will be granted access to serve this facility for the account of Industry.

6. TRANSPORTATION PARTICULARS: Carrier agrees to provide rail contract carriage transportation service with reasonable dispatch for Industry pursuant to the following particulars:

Commodity:	Coal

STCC No.:	11 212 90

Mine Origins:	Sugar camp mining complex, IL
Williamson Energy mining complex, IL

Third Party Origins:	Woodlawn, IL, receiving western coal from BNSF
Mt. Vernon, IL, receiving western coal from UP or NS

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Industry affiliate Origin:	Woodlawn, IL, receiving industry affiliate coal from BNSF
Mt. Vernon, IL, receiving Industry affiliate coal from UP or NS

Destinations:	(a)	River Terminal

	(b)	Evansville, IN for connection with CSX
Transportation and Norfolk Southern

	(c)	Woodlawn, IL for connection with BNSF Railway

	(d)	Mt. Vernon, IL for connection with Norfolk
Southern or Union Pacific Railroad.

	(e)	any customer located on EVWR

Route:	EVWR

Car Type:	Industry owned and/or leased steel and/or aluminum bottom drop hoppers (rapid discharge), or Rotary Dump cars or cars leased and/or owned by Industry’s customer, 286K gross weight on rail, with no mileage or car hire paid by Carrier.

Equipment, Fuel Cost, and Crew:	Industry will supply locomotives fuel and cars sufficient to transport Unit Trains (as defined below), to and from origins and destinations specified herein at no expense to Carrier. For Unit Train shipments to be delivered by Carrier to another railroad connecting with EVWR, Industry or one of the connecting railroads will be responsible for providing, at no cost to EVWR, the locomotives, fuel and cars for transportation between origins and the points served by the connecting railroad. Carrier will be responsible for the provision of the crew necessary to operate the trains required to perform the obligations required under this Contract.

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Base Rates:	Subject to the exception set forth below, [*] for EVWR direct Unit Train shipments to: i) River Terminal located on the EVWR; or ii) any customer located on EVWR; or iii) CSX Transportation, Inc. (“CSXT”) at Evansville, IN; or iv) CSXT at Evansville, IN for the purpose of subsequent transfer of Unit Trains by CSXT to Norfolk Southern at Evansville, IN.

Exception to Base Rates:	[*] for EVWR direct Unit Train shipments to: i) Norfolk Southern Railway at Mt. Vernon, IL; or ii) Union Pacific Railroad at Mount Vernon, IL; or iii) BNSF Railway at Woodlawn, IL, provided that the [*] rate shall apply only in the event that the Unit Trains are interchanged in joint line service to Norfolk Southern or Union Pacific Railroad or BNSF Railway and are delivered to industries served, exclusively, by the railroad that receives the interchanged train or a short line railroad that connects solely with the railroad that receives the interchanged train. In all other cases the [*] shall apply.

Train Sizes:	For joint line movements between EVWR and a connecting railroad, a “Unit Train” shall mean the largest train size match, as determined based upon EVWR’s good faith, between Origin/Destination pair as determined by EVWR and connecting railroads, but in no event less than 75 cars per train. For EVWR local moves to the River Terminal, a “Unit Train” shall consist of not less than 135 cars per train. Train sizes may be adjusted by mutual consent of the parties and are subject to operational control by EVWR.

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Minimum Lading:	Industry shall use its best efforts to ensure that each car shall be loaded to 99% of the marked capacity of the car.

Weighing:	Certified mine batch weights will be used to determine freight charges.

Loading/Unloading Time:	Subject to EVWR Tariff 4000.

7. RATE ADJUSTMENTS: The Rates will be adjusted annually based on Ninety Percent (90%) of the annual change in the AAR “All Inclusive Less Fuel” Index (“AII—LF”). The adjustment amount will be calculated by dividing the current year index by the prior year index, using as a basis the calendar quarter immediately preceding the quarter in which the contract begins, however, rates will not be adjusted below the base rates established on the Effective Date. If the AAR (or any successor organization) re-bases the AII-LF, the re-based values will be used. In calculating the adjustments, all published and any linked index values will be rounded to a thousandth of an index point; all percent change calculations will be rounded to a tenth of a percent; any linking factors will be rounded to a thousandth of a point; and all Rates will be rounded to whole cents. The rounding rule used will be that any fraction less than one-half of the noted precision will be dropped while any fraction equal to or greater than one-half will be rounded up to the next higher value. In the event the AAR (or successor organization) ceases to publish the AII—LF, or materially alters the methodology by which the AII—LF is derived, the parties shall determine an appropriate substitute index that most closely matches the existing structure of the AII—LF. The substitute index shall be used for the remainder of the Contract. If the parties cannot agree on a substitute index within 90 days after the cancellation/alteration of the index, any party may submit the matter to be determined by binding arbitration to be conducted at a time and place to be agreed under the auspices of the American Arbitration Association (“AAA”) and governed by the AAA rules applicable to the resolution of commercial disputes, with each party to choose one arbitrator and the two to choose a neutral Chair of the arbitral panel.

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8. VOLUME COMMITMENT AND LIQUIDATED DAMAGES: Industry agrees to transport a minimum of one million tons per Contract Year (“Minimum Annual Volume”). If Industry fails to comply with the Minimum Annual Volume for reason other than Force Majeure as defined in Paragraph 18 below, Industry agrees to pay Liquidated Damages to Carrier in the amount of $[*] of Commodity that should have been tendered under this Contract to comply with the Minimum Annual Volume paragraph less net tons of Commodity that actually were tendered or subjected to Force Majeure and not shipped at a later date. The amounts specified herein are not penalties, but are Liquidated Damages agreed upon as reasonable and in full settlement for Industry’s failure to meet the Minimum Annual Volume. Within sixty (60) days after the end of each Contract Year, Industry shall provide Carrier with a certificate showing the tonnage transported pursuant to this Contract, and shall make payment of applicable Liquidated Damages, if any are due under the terms of this Contract. Carrier’s auditors may inspect Industry’s records during normal business hours at its own expense to verify compliance. Industry will retain relevant records for a period of one (1) year from certification date.

9. SCHEDULING: Industry shall provide a monthly schedule of train loading dates to the Carrier by the 25th of the month preceding the scheduled loading. It is understood by the parties that the loading schedules are subject to change on a continuing basis and the parties agree to cooperate with each other in accommodating such changes in the loading schedule as may be reasonably practicable and necessary due to the needs of the parties. Industry agrees to make reasonable efforts to schedule trains, terminal transloading services and barges to minimize congestion at the River Terminal and elsewhere on EVWR.

10. PAYMENT: When Industry is the responsible party for freight charges, payment of all rates and charges must be received by Carrier, within fifteen (15) calendar days of the date of each bill. All shipments under this Contract are prepaid. Industry need not make a payment of freight charges that are in dispute until the dispute is resolved, and may set off freight charge payments against damages owed to Industry by Carrier.

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11. JURISDICTION/WAIVER OF JURY TRIAL: This Contract will be governed by and construed and enforced in accordance with the laws of the State of Illinois. All parties to this Contract hereby waive the right to any jury trial in any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Contract.

12. NOTICES: Except as otherwise provided, any notice given under this Contract must be in writing and sent by either U.S. certified, registered or express mail; or private express carrier to the appropriate address shown below:

To Carrier:

VP Marketing

Evansville Western Railway, Inc.

1500 Kentucky Ave.

Paducah, KY 42003

To Industry:

Savatran, LLC

3801 PGA Boulevard, Suite 903

Palm Beach Gardens, Florida 33410

Attn: President

With a copy (not constituting notice) to:

Bailey & Glasser LLP

209 Capitol Street

Charleston, WV 25301

13. BILL OF LADING: The non-conflicting provisions of the Uniform Straight Bill of Lading (Bill of Lading) are incorporated herein by reference.

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Industry will add the following to each Bill of Lading: “Subject to Contract EVWR-0008”

Industry shall include the name of the ultimate consumer in the consignee section of the Bill of Lading for each shipment, a valid rail-to river contract number for shipments to the River Terminal and a valid terminal destination. This Contract shall govern in the event of any inconsistency between the terms of the Bill of Lading and this Contract.

14. FREIGHT DAMAGE CLAIMS: Any claims by Industry for loss, damage or delay to freight shipped for its account by EVWR shall be subject to the provisions of 49 USC § 11704, or any successor thereof, and the parties shall apply the time deadlines and other provisions of 49 CFR §1005 or any successor regulation in handling such claims .

15. LIABILITY: Except with respect to freight loss, damage or delay claims subject to Section 14 hereof, and subject to the provisions of Section 3 hereof, each party shall be liable, and shall indemnify and hold the other harmless from, any claims, damages, losses, or liabilities of any kind (collectively, “Claims”) resulting from its negligence in fulfilling its obligations under this Contract. Such liability includes, but is not limited to, Claims resulting from the death of any person, injuries to persons, or damage to property, including damage or loss of rail equipment owned or leased by Industry.

16. AGENT: For purposes of this Contract, any third party performing any obligation of Industry is considered to be its agent.

17. CONFIDENTIALITY:

17.1 The parties shall not disclose the terms of this Contract, including, but not limited to, Rates and other charges contained herein, or any confidential information of the other party obtained as a result of this Contract (collectively, “Confidential Information”) to a third party except: (i) as required by any federal or state governmental agency, (ii) as required by court or agency order; provided that the party subject to the court order has notified the other party of such order prior to disclosing the Confidential Information; or (iii) to a parent, subsidiary or

10

other affiliated company. The parties further agree to restrict disclosure to those employees and affiliated companies with a need to know, and bind such parties to these confidentiality restrictions, and not to use the Confidential Information for any purpose except as contemplated in this Contract.

17.2 If a party or any of its employees or affiliated companies violates this section, the other party may cancel this Contract without any penalty or further liability to the party who violated this section.

17.3 Each party acknowledges the value of the Confidential Information to the other party and the inadequacy of money or damages in the event of breach or threatened breach and agrees that, in addition to any other remedies, rights and relief, the other shall be entitled to obtain an injunction against a breach of these confidentiality obligations from any court of competent jurisdiction immediately upon request, without being required to post a bond or prove that damages are inadequate.

18. FORCE MAJEURE:

18.1 The term Force Majeure (“Force Majeure”) or an event of Force Majeure as used herein shall mean any cause beyond the reasonable control of the party affected which by the exercise of due diligence it shall be unable to overcome, including, without limitation by enumeration, Acts of God, floods, storms, earthquakes, hurricanes, tornadoes, other severe weather or climatic conditions, acts of public enemy, war, blockade, embargo (whether lawful or not), insurrection, riot, vandalism, sabotage, fire, accident, wreck, derailment, washout, explosion, strike, lockout or labor dispute of employees of Carrier or Industry (except that any party may settle any of its own labor disputes and strikes or terminate any of its own lockouts in its sole discretion), its agents, mechanical breakdown or fire in or destruction of loading or unloading facilities or tracks, government laws, orders or regulations. Force Majeure hereunder shall excuse any obligation hereunder to the extent made impossible by such Force Majeure event.

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18.2 If because of an event of Force Majeure which continues for forty-eight (48) hours or more, any party is unable to carry out its obligations under this Contract, such party shall promptly, but not to exceed ten (10) calendar days from commencement of the event of Force Majeure, give the other party written notice of such Force Majeure, then the obligation of the party giving such notice shall be suspended and excused to the extent made necessary by the Force Majeure.

18.3 The party experiencing Force Majeure shall take prompt actions to remove such causes of Force Majeure insofar as practicable with all reasonable dispatch, and its operation shall resume immediately after such causes have been removed; provided, however, that the party affected by the Force Majeure shall not be required to submit to what it considers to be an unfavorable labor agreement.

18.4 If an event of Force Majeure prevents Industry from shipping coal which, but for the Force Majeure event, would have been transported pursuant to this Contract, then, when the Force Majeure event is terminated, Industry shall exert reasonable best efforts to reschedule under this Contract coal tonnage that would have been shipped but for the event of Force Majeure.

18.5 The Minimum Annual volume required under Section 6 shall be reduced by the volume of Commodity affected by an event of Force Majeure, which is not rescheduled. When the Force Majeure condition has terminated, the party claiming the Force Majeure shall notify the other party in writing as soon as practicable, but not to exceed ten (10) calendar days, certifying the duration of the Force Majeure. The suspension of any obligations owing to a Force Majeure shall neither cause the term of this Contract to be extended nor affect any rights accrued under this Contract.

19. MISCELLANEOUS:

19.1 After coal begins moving under the provisions of this Contract, Industry shall be entitled to assign this Contract, or any portion hereof, to any third party. With the consent of Industry, not to be unreasonably withheld, EVWR shall be entitled to assign this Contract to any third party that may acquire by purchase, lease or trackage rights the right to operate over

12

EVWR’s rail line. Any such assignment must be expressly subject to the terms of this Contract, or any future modifications to this Contract, and the non-assigning party shall receive no less than thirty (30) days’ advance notice of any such assignment.

19.2 No transit, diversion or reconsignment privileges apply.

19.3 This Contract may not be used in combination with any other contract, rate or service unless otherwise provided herein.

19.4 Any waiver of any provision in this Contract must be in writing executed by both parties. Failure to enforce is not a waiver.

19.5 Any claim for overcharge or undercharge must be brought within three (3) years from the date of shipment.

19.6 In the event that either party fails to comply with or perform a material term or condition of this Contract, and such default continues more than thirty (30) days after written notice of such default is received by the party claimed to be in default, then the non-defaulting party, besides any other rights and remedies it may have, shall have the right to terminate this Contract upon ninety (90) days written notice to the other party.

20. ENTIRE UNDERSTANDING: This Contract represents the entire understanding of the parties, may not be modified without their written consent, and has been executed by the duly authorized representatives of the parties.

In witness whereof, the parties have executed this Contract as of the date set forth above.

Savatran, LLC		Evansville Western Railway, Inc.

By:	/s/ Michael J. Beyer	By:	Anthony V. Reck

Title:	Authorized Person	Title:	President & CEO

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Exhibit 10.24

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

RAILROAD TRANSPORTATION CONTRACT EVWR-C-0008

AMENDMENT ONE

SUBJECT TO 49 U.S.C. §10709

This Railroad Transportation Contract Amendment 1 (“Amendment 1”) entered pursuant to 49 U.S.C. § 10709 this First day of October, 2010 is by and between SAVATRAN, LLC whose address is 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida, 33410 (“Industry”); and EVANSVILLE WESTERN RAILWAY, INC., whose address is 1500 Kentucky Avenue, Paducah, KY 42003 (“EVWR” or “Carrier”).

WHEREAS Industry and Carrier entered into Railroad Transportation Contract EVWR-C-0023 on January 30, 2007 (the “Contract”);

AND WHEREAS Industry and Carrier have agreed to amend the Contract as set out below.

NOW THEREFORE in consideration of the mutual agreement of the parties and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Paragraph 1 EFFECTIVE DATE AND TERM: The paragraph is deleted and replaced with the following:

1.

EFFECTIVE DATE AND TERM: This Contract shall take effect as of the date that Industry certifies in writing to Carrier that all of the following conditions are satisfied: (1) Industry’s private track is constructed and fully permitted by all applicable local, state and federal authorities; (2) Industry’s track is in safe, operable condition for the rail carriage of traffic from the Sugar Camp mine to a connection with Carrier’s line at McLeansboro, IL; and (3) the River Terminal and associated rail and other facilities that Industry or an affiliate of Industry will operate in southern Indiana (“River Terminal”), including without limitation the acquisition of rights to operate on the lead track necessary to serve such River Terminal, is completed, fully permitted and operationally able to accommodate the transloading of coal from rail to barge. Industry shall use its best efforts to ensure that the above conditions are met by January 1, 2010, but this Contract shall not become effective until such conditions are met (“Effective Date”); provided, however, that in the event that such conditions have not been met on or before December 31, 2010, then EVWR shall have the right to terminate this Contract upon thirty (30) days’ written notice to Industry. This Contract shall remain in effect, unless otherwise terminated in accordance with the terms of this Contract, through a date twenty years from the Effective Date. Each consecutive twelve (12) month period beginning at the Effective Date will constitute a Contract Year.

2. Paragraph 6 TRANSPORTATION PARTICULARS, sub paragraph “Exception to Base Rates” shall be deleted and replaced with the following:

Exception to Base Rates:

(a) [*] for EVWR direct Unit Train shipments to: i) Union Pacific Railroad at Mount Vernon, IL; or ii) BNSF Railway at Woodlawn, IL, provided that the [*] rate shall apply only in the event that the Unit Trains are interchanged in joint line service to Union Pacific Railroad or BNSF Railway and are delivered to industries served, exclusively, by the railroad that receives the interchanged train or a short line railroad that connects solely with the railroad that receives the interchanged train. For Unit Train Shipments received from Union Pacific Railroad at Mount Vernon, IL or BNSF Railway at Woodlawn, IL, the [*] shall apply.

(b) [*] for EVWAR direct Unit Train Shipments to Norfolk Southern Railway at Mt. Vernon, IL, provided that the

[*] rate shall apply only in the event that the Unit Trains are interchanged in joint line service to Norfolk Southern Railway for delivery to industries served exclusively Norfolk Southern Railway or interchanged to a short line railroad that connects solely with Norfolk Southern Railway. For Unit Train Shipments received from Norfolk Southern Railway at Vernon, IL, the applicable rate is [*]. At the conclusion of the fifth contract year, rates charged for shipments from or to Norfolk Southern Railway will be reduced by an amount equal to [*], plus any resulting annual escalations as provided for in paragraph 7.

3. Paragraph 7 RATE ADJUSTMENTS, shall be deleted and replaced with the following:

7. RATE ADJUSTMENTS: The Rates will be adjusted annually based on Ninety Percent (90%) of the annual change in the AAR “All Inclusive Less Fuel” Index (“AII—LF”). The adjustment amount will be calculated by dividing the current year index by the prior year index, using as a basis the calendar quarter immediately preceding the quarter in which the contract begins, however, rates will not be adjusted below the base rates established on the Effective Date. If the effective date of the contract is between April 1, 2011 and December 31, 2011, the initial rates will be adjusted using Ninety Percent (90%) of the quarterly change in the AAR “AII-LF” index by dividing he index for the quarter in which the contract becomes effective by the index for the first quarter of 2011, however, rates will not be adjusted below the base rates established by paragraph 6. If the AAR (or any successor organization) re-bases the AII-LF, the re-based values will be used. In calculating the adjustments, all published and any linked index values will be rounded to a thousandth of an index point; all percent change calculations will be rounded to a tenth of a percent; any linking factors will be rounded to a thousandth of a point; and all Rates will be rounded to whole cents. The rounding rule used will be that any fraction less than one-half of the noted precision will be dropped while any fraction equal to or greater than one-half will be rounded up to the next higher value. In the event the AAR (or successor organization) ceases to publish the AII—LF, or materially alters the methodology by which the AII—LF is derived, the parties shall determine an appropriate substitute index that most closely matches the existing structure of the AII—LF. The substitute index shall be used for the remainder of the Contract. If the parties cannot agree on a substitute index within 90 days after the cancellation/alteration of the index, any party may submit the matter to be determined by binding arbitration to be conducted at a time and place to be agreed under the auspices of the American Arbitration Association (“AAA”) and governed by the AAA rules applicable to the resolution of commercial disputes, with each party to choose one arbitrator and the two to choose a neutral Chair of the arbitral panel.

In witness whereof, the parties have executed this Amendment 1 as of the date set forth above.

Savatran, LLC		Evansville Western Railway, Inc.

By:	/s/ Michael J. Beyer	By:	J. Thomas Garrett

Title:	CEO	Title:	President

Exhibit 10.25

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

UP-C-54647

UNION PACIFIC RAILROAD COMPANY

Signed Contract

Issued:	Effective:
October 1, 2011
Rates printed as of (September 28, 2011) Issued by: Union Pacific Railroad Company 1400 Douglas Street Omaha, NE 68179

UP-C-54647 con’t.

Please use this number in all correspondence.	CIU
UP-C-54647

CONFIDENTIAL RAIL TRANSPORTATION CONTRACT

PURSUANT TO 49 U.S.C. SECTION 10709

Agreement: This Agreement is made between SAVATRAN LLC (Customer or Shipper) and the following participating carriers (together referred to as Railroad): UNION PACIFIC RAILROAD COMPANY (UP)

This CONTRACT is made pursuant to 49 U.S.C. 10709. No subsequent agreement amending, supplementing, modifying, or terminating this Agreement shall be binding on Railroad or Customer unless in writing and executed by their respective authorized representatives.

Term: The effective Date of this Agreement shall be October 1, 2011 and it shall expire on December 31, 2014 (Expiration Date).

Reference: All shipping Documents must make reference to UP-C-54647 as well as the seven digit STCC (where applicable), Origin, Destination and Equipment Identification Number on their face when tendered to the Origin Carrier.

Subject To: Except as otherwise specifically provided herein, this Agreement is subject to the provisions of Rules Circular UP 113-Series. In addition, shipments originating in Colorado or Utah are subject to UP 6602-Series, shipments originating in Wyoming are subject to UP 6603-Series, and shipments originating in states other than Colorado, Utah or Wyoming are subject to UP 6605-Series.

Termination: If no shipments are tendered for movement pursuant to this Agreement for ninety (90) consecutive days, exclusive of any Force Majeure periods, Railroad reserves the right to terminate this Agreement by giving Shipper not less than twenty (20) days advance written notice of such termination, which notice shall include the intended date of termination. Termination of this Agreement for any reason shall not release any party from any obligations that may have accrued prior to such termination.

Minimum Volume Requirement: For each Minimum Volume Period during the Term of this Agreement, Customer agrees to route, via Route(s) in this Agreement, a minimum of eighty percent (80%) of the total number of Minimum Volume Units of Coal received at Kellogg, IL and Cahokia Marine Terminal at Sauget, IL via rail, as such terms are defined in this Agreement:

Minimum Volume Period: Each annual period, or fraction thereof, beginning with the effective date of this agreement.

Minimum Volume Unit: Net Ton.

Liquidated Damages: Minimum Volume Requirement: If Shipper fails to meet its Minimum Volume Requirement, Shipper shall pay Railroad, not as a penalty, but as compensation for lost traffic in the form of liquidated damages, agreed upon as reasonable, and intended by the parties to be the sole and exclusive remedy for Shipper’s failure to meet the Minimum Volume Requirement, an amount equal [*], however the number of shortfall tons shall be decreased to the extent such shortfall tons were caused by Railroad’s failure to provide service to transport Customer’s Coal under this Agreement.

UP-C-54647 con’t.

Maximum Volume: The maximum volume that Railroad will transport under this Agreement is 3,000,000 Net Ton(s) of Commodity shipped from Origin(s) to Destination(s) for each twelve month(s) period, beginning January 1, 2012 through December 31, 2012 and each twelve month(s) period thereafter, if any, during the term of this Agreement. The maximum volume that Railroad will transport for the period from October 1, 2011 to December 31, 2011 is 750,000 Net Tons. At Shipper’s request, Railroad shall meet and negotiate in good faith with Shipper for the transportation of Coal in excess of the maximum volume in any maximum volume period during the term of this Agreement. If the parties are unable to agree, Shipper may transport tons in excess of the maximum volume via alternate carriers and such excess tons shall not be considered in violation of the Minimum Volume Requirement. The number of maximum volume periods shall be limited to the number of such periods occurring during the Term of this Agreement, and Railroad is under no obligation to transport volumes following the end of the Term of this Agreement.

Service: Railroad shall use reasonable efforts to transport Coal based on the circumstances when the transportation occurs. Railroad shall not be responsible for delays due to weather, track maintenance or construction, equipment failures, embargoes, Acts of God, labor activities, including strikes, denial of or limitation of access to track controlled by any party other than Railroad, excessive demand, or events outside the control of the Railroad. Railroad intends to use reasonable efforts to deliver the Annual Volume Estimate and the Monthly Coal Tonnage Forecast furnished by Shipper but has no binding obligation to comply with these planning estimates.

Liquidated Damages: The rate(s) in this Agreement apply in return for limited liability terms as follows: Shipper agrees that except for freight loss and damage, and damage to equipment, in no event will Railroad’s responsibility for damages exceed [*] as compensation for obtaining an alternative fuel supply or any other damages incurred by Shipper. Said damages of [*] are not a penalty, but are agreed upon as reasonable, and are intended by the parties to be Shipper’s sole and exclusive remedy for any damages caused by Railroad. In no event shall Railroad be liable for any service guarantee beyond transporting the Minimum Volume Requirement, if any. Further, to the extent allowed by law, under no circumstances will Railroad be liable for any direct, indirect, actual or consequential damages or any other liability, or additional costs of any kind arising out of or caused by service interruptions, reductions, or excessive demand.

Confidentiality: No party hereto shall disclose any information regarding any part of this Agreement except: (i) upon the written consent of all parties to this Agreement, or (ii) to the extent that in the opinion of counsel disclosure is required by law. Where such disclosure is required, notice shall be given to all other parties, and to the extent possible, such notice shall be given in advance of disclosure. The parties hereto will make every effort to protect the confidentiality of the rates and other charges under this Agreement.

Other Applicable Provisions: Agreement UPC 53734 shall terminate upon the effective date of this Agreement.

Rate Adjustments: Beginning October 1, 2012, the Contract Rate(s) will be adjusted Annually, by a ratio, rounded to 4 decimal places, equal to the October 1, 2012 quarter All Inclusive Index Less Fuel with Forecast Error Adjustment (AIILF), as published the Association of American Railroads (AAR) or successor organization, divided by the October 1, 2011 quarter AIILF. Similarly, subsequent annual October 1 adjustments will be calculated by dividing the then current AIILF by the AIILF from the same quarter of the immediately preceding year. In no event will the Contract Rate(s) be decreased. The adjusted rate(s) shall then become the new current Contract Rate(s) used in applying future adjustments.

If the AAR rebases the AIILF, the rebased values will be used in the adjustment calculations. If the previous period’s AIILF value was not restated by the AAR, the parties will restate it with a linking factor. If no methodology is recommended by the AAR, the linking factor will be calculated as the ratio of the AIILF as rebased divided by the AIILF on the old base for the first period in which the AIILF is published on both bases. This ratio will be the linking factor which will be multiplied by the previous period’s value in need of restatement before making the current adjustment calculations.

In the event the AAR ceases to publish the AIILF, the parties shall determine an appropriate substitute index that most closely matches the structure of the AIILF. The substitute index shall be used for the remainder of the contract. If the parties cannot agree on a substitute index within 90 days after the cancellation of the index, any party may submit the matter to be determined by binding arbitration.

UP-C-54647 con’t.

Surcharge: In the event the average price of Retail On-Highway Diesel fuel (as set forth below, the “HDF Average Price”), calculated monthly based on prices reported on the U.S. Department of Energy Website (eia.doe.gov) equals or exceeds $2.30 per gallon, UP will add a mileage-based fuel surcharge to the freight charges under this Agreement. The fuel surcharge shall be applied to each shipment having a waybill dated on or after the 1st day of the second calendar month following the calendar month of a given HDF Average Price (e.g., a fuel surcharge applied beginning July 1 would be based on May’s HDF Average Price).

The HDF Average Price for a given calendar month will be determined by adding the weekly Retail On-Highway Diesel Fuel prices reported on the U.S. Department of Energy Website (eia.doe.gov), and dividing the result by the number of weeks so reported. The result will be rounded to the nearest tenth of a cent. If the Department of Energy ceases reporting of the price of Retail On-Highway Diesel Fuel, UP will employ a suitable substitute source of price or measure. Schedule reflects the applicable fuel surcharges within the HDF Average Price ranges noted below:

HDF Average Price (Per Gallon)	Fuel Surcharge (Cents Per Mile Per Car)
$0.00 to $2.299	$0.00
$2.30 to $2.349	$0.05
$2.35 to $2.399	$0.06
$2.40 to $2.449	$0.07
$2.45 to $2.499	$0.08
$2.50 to $2.549	$0.09
$2.55 to $2.599	$0.10
$2.60 to $2.649	$0.11
$2.65 to $2.699	$0.12
$2.70 to $2.749	$0.13
$2.75 to $2.799	$0.14
$2.80 to $2.849	$0.15
$2.85 to $2.899	$0.16
$2.90 to $2.949	$0.17
$2.95 to $2.999	$0.18
$3.00 to $3.049	$0.19
$3.05 to $3.099	$0.20
$3.10 to $3.149	$0.21
$3.15 to $3.199	$0.22
$3.20 to $3.249	$0.23
$3.25 to $3.299	$0.24
$3.30 to $3.349	$0.25
Each $0.05 per gallon increase thereafter	Additional 1 cent per mile

ALK Technologies’ PC* Miler Rail Fuel Surcharge (FNII), as amended from time-to-time, will be used to calculate total miles. If interline price routing is involved, mileages will be calculated via the revenue route junction (s) of the price used to rate the shipment.

Exhibit/Rider: This Agreement hereby incorporates the terms and conditions of the Application and Rates page(s), and any Appendix, Exhibit, Segment, or Rider attached hereto. In the event of a conflict between this Agreement’s printed words and the Application and Rates page(s), or any Appendix, Exhibit, Segment, or Rider, the Application and Rates page(s), Appendix, Exhibit, Segment, or Rider shall govern.

UP-C-54647 con’t.

THIS AGREEMENT, consisting of the terms and conditions set forth above, the Application and Rates page(s), and any Appendix, Exhibit, Segment, or Rider has been executed by the authorized representatives of the parties hereto and may not be modified or amended in whole or in part, except by a supplemental agreement that is executed by all parties.

SAVATRAN LLC

By:	/s/ Michael J. Beyer

Title:	CEO

UNION PACIFIC RAILROAD COMPANY

By:	/s/ JJ Koraleski

Title:	EVP Mktg & Sales

Date Signed:	11/17/11

UP-C-54647 con’t.

STCC/GROUP	STCC	DESCRIPTION

11		Coal

General Application Rules for UP-C-54647
1. Free time to unload will be 18 hour(s). 2. Free time to load will be 6 hours.

APPLICATION AND RATES

COLUMN	RATE APPLICATION RULES
1.	Rates are in U.S. dollars Per Net Ton. Subject to a minimum lading weight of 99 tons per car. Applies if minimum tender per shipment is 120 Car(s). Applies in railroad-owned or –leased equipment.
	Col 1 Rate	Route Code/Group
STCC: 11 Coal From: IL, CARLINVILLE
To: IL, KELLOGG IL, SAUGET	[*] [*]	UP UP

APPLICATION AND RATES

COLUMN	RATE APPLICATION RULES
1.	Rates are in U.S. dollars Per Net Ton. Subject to a minimum lading weight of 105 tons per car. Applies in railroad-owned or –leased equipment. Applies if minimum tender per shipment is 90 Car(s).
2.	Rates are in U.S. dollars Per Net Ton. Subject to a minimum lading weight of 105 tons per car. Applies in railroad-owned or –leased equipment. Applies if minimum tender per shipment is 120 Car(s).
	Col 1 Rate	Col 2 Rate	Route Code/Group
STCC: 11 Coal
From: IL, HILLSBORO To: IL, KELLOGG	Exp. 03/31/2012 [*]	Eff. 04/01/2012 [*]	UP

IL, SAUGET	Exp. 03/31/2012 [*]	Eff. 04/01/2012 [*]	UP

Exhibit 10.26

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

COAL MINING LEASE

THIS LEASE, entered into this 29th day of July, 2005, by and between RGGS LAND & MINERAL LTD., L.P., a Delaware limited liability partnership, hereinafter referred to as “RGGS”, and SUGAR CAMP ENERGY, LLC, a Delaware limited liability company, hereinafter referred to as “Lessee”.

W I T N E S S E T H

1.	GRANTING CLAUSE

RGGS, as a contemporaneous exchange in consideration of the covenants of Lessee, as hereinafter expressed to be kept and performed, hereby grants to Lessee, to the extent of RGGS’s interests;

(1) The right to mine and remove coal by underground mining methods, and Lessee agrees to mine by such stated methods only, the Economically Mineable and Merchantable Coal which can be mined by such methods from the No. 5 and No. 6 Seams of coal (together hereinafter referred to as the “Coal”), as may exist in those certain lands of RGGS located in Franklin County, Illinois, described in detail in “EXHIBIT A” and as shown on map labeled “EXHIBIT B”, both attached hereto and made a part hereof, said lands hereinafter referred to as the “Premises” and including, only to the extent of RGGS’s interest as conveyed to RGGS and RGGS’s predecessors in title and ownership, the right to mine and remove all said Coal underlying the surface without being liable for any injury or damage to the owner of the superincumbent soil and to said soil or any thing therein or thereon from any and all causes whatsoever, or for surface subsidence caused by mining out the coal or from not leaving pillars or artificial supports under said land. RGGS further grants unto Lessee, subject to the Wheelage provisions of section 16 below, the right to make and use underground passages or entries through the Premises to and from other mines and lands adjacent thereto and the removal of coal and other property there from and with the right to the use of said passages and entries until the termination of this Lease as reasonably necessary by Lessee and its assigns.

(2) The right to produce and sell Gob Gas and Horizontal Borehole Gas (both as defined herein) from the Premises,

2.	RGGS’S OWNERSHIP

2.1 RGGS owns all interests in surface and minerals in the portions of the above referenced Premises as indicated on the attached Exhibits and said surface is included in this lease as a part of the Premises.

2.2 RGGS owns coal and mining rights only and rights to coal bed methane in the portions of the referenced Premises as indicated on the attached Exhibits. It is hereby understood and irrevocably agreed that Lessee is responsible for acquiring, at its sole expense and efforts, any additional rights to the surface of said Premises as may be necessary for Lessee’s operations hereunder.

2.3 It is hereby understood, and Lessee irrevocably agrees, that RGGS does not warrant either the title to any of the above referenced Premises or the condition, quality, quantity, economic mineability, merchantability, or the existence of any coal or coal seam gas which may occur or exist on the Premises described herein, and that Lessee has satisfied itself as to the sufficiency of RGGS’s title to the Premises and as to the sufficiency, recoverability, and existence of any coal which may exist on the Premises prior to entering into this Lease.

1

3.	PRIOR CONTRACTS

3.1 This Lease is made subject to all easements, rights-of-way, contracts, leases, agreements, or other rights of third parties now in existence which affect the Premises covered by this Lease, whether or not of record, that are listed on the attached Exhibit “C”, or tendered to Lessee pursuant to section 3.3, below (collectively “Prior Agreements”). Lessee agrees to cooperate with the parties to all prior leases and contracts affecting the Premises in order to maximize, to the extent economically practical, the recovery of mineral resources reserved by RGGS under this Lease. To the extent permitted by Prior Agreements, RGGS agrees to cooperate with Lessee to allow Lessee to maximize fully its operations on the Premises by restricting the operations of third parties in areas where Lessee plans to mine coal. Lessee agrees to pay such reimbursement as may be required for the removal of existing oil and gas or coal seam gas wells, or wells hereinafter installed pursuant to rights granted by Prior Agreements. To the extent that RGGS has the right to do so under Prior Agreements, RGGS agrees to cause the lessee to plug all wells which will be plugged in the normal course of operations under Prior Agreements to be plugged and certified as plugged, to MSHA and state standards for mining through wells.

3.2 Upon execution of this Lease and for the purpose of allowing RGGS to coordinate its other activities and Prior Agreements on the Premises with. Lessee’s activities, Lessee shall submit to RGGS three (3) copies of a map or maps showing the areas of the Premises where Lessee intends to conduct coal mining, for the next ten (10) year period (Mine Plan). Thereafter on or before July 1 of each year, Lessee shall provide RGGS with an updated Mine Plan for the following ten (10) years. Lessee may, at its discretion, submit the form of Mine Plan used in their normal planning activities provided that they include the information otherwise required by Section 20.1 hereof, unless such requirement is waived by RGGS.

3.3 Prior to execution of this Lease, RGGS tendered photocopies or made available to Lessee for inspection of all its records relating to deeds, easements, rights-of-way, contracts, leases or agreements relating to the Premises to Lessee. These records, along with the public records of Franklin County, Illinois affecting the Premises, to the best of RGGS’s knowledge comprise the “Prior Agreements.”

4.	EFFECTIVE DATE AND TERM

4.1 This Lease shall become effective upon the date of execution hereof and shall continue in effect for a term of twenty (20) years, unless sooner terminated, as otherwise provided herein (the “Primary Term”).

4.2 Extension of the Term or Option to Extend Term.

(a) This Lease shall, at the option of Lessee, renew for an extended term (an “Extended Term”) of ten (10) years, if at the end of the Primary Term of this Lease:

(i)	Lessee has exercised reasonable efforts to mine on the Premises but has not completed the mining of all the Economically Mineable and Merchantable Coal on the Premises; and

(ii)	Lessee, its agents and assigns, are in material compliance with all the terms and conditions of this Lease; and

(iii)	Lessee has mined and paid RGGS the Actual Production Royalty on at least fifty million (50,000,000) tons of coal from the Premises.

(b) Lessee may exercise its option to extend the term of this Lease beyond its Primary Term for an Extended Term, if at the end of the Primary Term the conditions in sections 4.2(a)(i) and (ii) are met and, (x) Lessee gives RGGS written notice of its desire for an extension at least ninety (90) days, but not more than 365 days, prior to the end of said Primary Term ( the “Notice Period”) and (y) having failed to mine and pay Actual Production Royalty on 50,000,000 tons of coal, Lessee pays RGGS, on or before the 20th anniversary of the date of this Lease, pays the estimated Actual Production Royalty based on the weighted average sales price per ton of Actual Production Royalty paid by Lessee during the previous three (3) years on the difference between said 50,000,000 tons of coal and the number of tons actually mined and paid Production Royalty on by Lessee.

(c) At least thirty (30) days but not more than ninety (90) days prior to the beginning Notice Period, RGGS shall give notice to Lessee of the approaching end of the Primary Term; and should RGGS fail to do so, the commencement of the Notice Period shall be extended until notice by RGGS.

4.3 Extension of the Term or Option to Further Extend Term

(a) This Lease shall, at the option of Lessee, renew for an additional Extended Term if at the end of the Extended Term created pursuant to section 4.2, or any Extended Term created pursuant to this section 4.3 (within the specific limitation on Extended Terms as set forth in section 4.4):

(i) Lessee has exercised reasonable efforts to mine on the Premises, but has not completed the mining of all the Economically Mineable and Merchantable Coal on the Premises; and

(ii) Lessee, its agents and assigns, are in material compliance with all the terms and conditions of this Lease; and

(iii) During such Extended Term Lessee has mined and paid RGGS the Actual Production Royalty on at least thirty million (30,000,000) tons of coal from the Premises.

(b) Lessee may exercise its option to extend the term of this Lease for an additional Extended Term, if at the end of an Extended Term the conditions in sections 4.3(a)(i) and (ii) are met and, (x) Lessee gives RGGS written notice of its desire for an extension at least ninety (90) days, but not more than 365 days, prior to the end of said Extended Term and (y) having failed to mine and pay Actual Production Royalty on 30,000,000 tons of coal, Lessee pays RGGS, on or before the 10th anniversary of the date of the Extended Term, the estimated Actual Production Royalty based on the weighted average sales price per ton of Actual Production Royalty paid by Lessee during the previous three (3) years on the difference between said 30,000,000 tons of coal and the number of tons actually mined and paid Production Royalty on by Lessee.

(c) At least thirty (30) days but not more than ninety (90) days prior to the beginning Notice Period, RGGS shall give notice to Lessee of the approaching end of the Primary Term; and should RGGS fail to do so, the commencement of the Notice Period shall be extended until notice by RGGS.

4.4 Limitation on Options, No Perpetual Lease

Notwithstanding the provisions of section 4.2 and 4.3, the maximum term of years, including the Primary Term, and all extended terms, of this Lease shall not exceed eighty (80) years. The parties expressly state that it is not their intent to create a perpetual lease nor to convey a freehold estate of any kind.

4.5 Waiver

RGGS, at its sole option, may waive the tonnage prerequisite for Lessee’s extension of the term of this Lease; provided, however, that waiver by RGGS in one instance shall not constitute a waiver with respect to nor require RGGS to waive any future tonnage prerequisite.

5.	ACTUAL PRODUCTION ROYALTY

5.1 The “Actual Production Royalty” which shall be paid to RGGS, when due and without demand by RGGS, for each ton of two thousand (2,000) pounds of coal mined from the Premises by Lessee, its agents or assigns, and sold to Bona Fide Purchasers or used and consumed by Lessee during the term hereof shall be [*]. The volumes used to calculate the Actual Production Royalty will be the actual tons sold to Bona Fide Purchasers.

5.2 If coal mined from the Premises is blended or commingled with coal mined elsewhere than from the Premises, then each month, Lessee shall determine the estimated quantity of coal mined from the Premises by prorating the total actual tonnage mined from all sources among the properties from which coal was mined on the basis of volumetric measurements of the quantity of coal mined from each of the sources or properties. Such volumetric measurements shall be based on surveys performed by Lessee’s chief engineer or other person reasonably acceptable to RGGS. The quantity of coal upon which Lessee pays Actual Production Royalty shall be determined by pro rating an “engineer’s measurement” of the area mined out during each month between Premises coal and non-premises coal and then applying that ratio to either the actual tons paid for by Bona Fide Purchasers that month under section 5.1 or consumed coal under section 5.3(b), as appropriate. Calculations of the engineer’s measurement for coal removed shall be based on the localized average height of the coal seam mined and processed by Lessee, exclusive of rock and other refuse within and without the actual coal seam. Coal weight shall be calculated at 80.0 pounds per cubic foot on the volume derived from said measurements. Measurement of the thickness of coal shall be conducted not less than once per month by representatives of Lessee for the purpose of obtaining the average section or sections to be used in computing the net tonnage extracted during the preceding month. Such measurements shall be made at all places necessary to establish a fair average. RGGS shall be permitted to join Lessee in conducting said measurements if RGGS so desires. For any month in which Lessee determines the quantity of coal mined and/or shipped from the Premises by prorating, Lessee shall include with its royalty payment a copy of the calculations whereby Lessee determined such prorating, together with any other supporting documentation reasonably requested by RGGS.

5.3 (a) If Lessee uses or consumes coal on the Premises, then Actual Production Royalty on such coal shall be paid as provided in section 7.3. In such event the parties will meet and negotiate the open market mine mouth price for such coal in good faith. If after sixty (60) days of negotiation, the parties cannot agree on the open market mine mouth price for the coal, then the matter shall be resolved by the Dispute Resolution Provisions of section 38F; provided, however, that instead of a mining engineer being the arbitrator, the arbitrator will be a coal buyer having more than 20 years experience in buying, selling or brokering of coal.

(b) If Lessee uses or consumes coal on the Premises, then it shall maintain accurate belt scales or an accurate batch weighing system. The weights from this system shall govern the calculation of tonnage for such coal. RGGS shall have the right to inspect; review and test said scales or weighing system and be present at any calibration of the scales or weighing system and to receive copies of any documentation about calibration. It is understood that any errors in these respects, when ascertained, shall be promptly recognized and corrected by Lessee. Lessee’s belt scales or weighing system shall be calibrated not less than once every six months of the Primary Term or Extended Term of this lease. Should RGGS desire more frequent calibration, RGGS shall have the right at RGGS’s expense, to have the scales or weighing system calibrated up to twice a year, at anytime.

5.4 For verification purposes, and without regard to the provisions of section 5.3, Lessee shall install and maintain accurate belt scales. RGGS shall have the right to inspect, review and test said scales and be present at any time that the scales are calibrated and to receive copies of any documentation about scale calibration. It is understood that any errors in these respects, when ascertained, shall be promptly recognized and corrected by Lessee. Lessee’s belt scales shall be calibrated not less than once every six months of the Primary Term or Extended Term of this lease. Should Lessee choose not to install belt scales, or Lessee’s belt scales are not properly operating, RGGS shall have the right, at RGGS’s option and expense, to install belt scales of its own to verify the accuracy of Lessee’s coal production. In addition RGGS shall have the right from time to time to take any samples or measurements of coal that it might deem necessary. Said installations, sampling or measurements shall be coordinated with Lessee so as to minimize interference with Lessee’s operations.

5.5 The Parties understand and agree that the rail weights and barge draft calculations govern payment under section 5.1 and that the weights that may govern payment under 5.3(b) may be substantially different from engineering calculations of the volume of coal mined under 5.2.

6.	GOB GAS AND HORIZONTAL BOREHOLE GAS ROYALTY

6.1 Lessee shall have the right to vent or flare Gob Gas and Horizontal Borehole Gas produced from the Premises for the purpose of ventilating its mine for safety reasons only and no royalty shall be due RGGS for such vented or flared Gob Gas or Horizontal Borehole Gas. If Lessee elects to sell or use Gob Gas and/or Horizontal Borehole Gas produced hereunder, the Lessee shall pay a royalty on all Gob Gas and/or Horizontal Borehole Gas sold or used and shall otherwise strictly comply with the provisions hereof.

6.2 The actual royalty which shall be paid to RGGS, when due and without demand by RGGS for each cubic foot of Gob Gas and/or Horizontal Borehole Gas produced from the Premises and sold to Bona Fide Purchasers (as defined in section 9) in arm’s-length transactions f.o.b. the Delivery Point during the Term hereof shall be [*]. Said Gob Gas and/or Horizontal Borehole Gas Royalty shall be paid to RGGS on or before the twentieth (20th) day of the second month following the month in which such Gob Gas and/or Horizontal Borehole Gas is produced and sold hereunder.

6.3 For the purposes of this Lease, the term “Gob Gas” shall mean that gas which is liberated and accumulates within the highly broken and fractured collapse zones resulting from the Second Mining of coal seams. The term “Second Mining” includes all forms of underground mining, including technologies not yet developed which may come to be known in the future, which result in the collapse and fracturing of the strata over lying the coal beds, and includes but is not limited to full or partial pillar mining, short and long wall mining.

6.4 For the purposes of this Lease the term “Horizontal Borehole Gas” shall mean coal seam gas produced by horizontal drilling methods from underground mine openings.

6.5 For the purposes of this Lease the term “Gas Gross Sales Price” as used herein for Gob Gas and/or Horizontal Borehole Gas shall mean the actual sales price at which gas is sold to a Bona Fide Purchaser, f o.b. the Delivery Point, less any severance taxes or transportation charges by a third party transmission line operator, plus BTU bonus or minus BTU penalty without deduction from said Gross Sales Price for costs of any brokerage fees, sales commissions, treatment or gathering charges, compression charges, or any other charges which are not approved in writing by RGGS, which approval may be withheld for any reason within the discretion of RGGS.

6.6 For purposes of this Lease, the term “Delivery Point” shall mean the point at which Gob Gas and/or Horizontal Borehole Gas produced hereunder is delivered for sale whether from the wellhead, compressing station or point of entry in a transmission line, carrier or final end-user purchaser, as the case may be. Gob Gas and/or Horizontal Borehole Gas produced hereunder shall be produced, measured, metered, compressed, transported, flared, vented, handled and reported by measures, technologies and methods of accepted industry standards which shall at all times be satisfactory in all respects to RGGS.

6.7 The royalty due RGGS for Gob Gas and/or Horizontal Borehole Gas produced from the Premises and used either on or off the Premises in the manufacture of gasoline, or any other products of any description whatsoever, shall be equal to that royalty stated in section 6.2 above. For Gob Gas and/or

Horizontal Borehole Gas produced from the Premises and used on the Premises for the treating and processing of Gob Gas and/or Horizontal Borehole Gas produced form the Premises, no royalty shall be due RGGS.

7.	GROSS SALES PRICE OF COAL

7.1 For the purposes of reporting coal tonnages mined and sold and for the calculation and payment of any royalty (Actual Production, Minimum, or otherwise) due RGGS for coal mined and sold under this Lease, the term “Gross Sales Price”, as used herein, shall mean the final and actual sales price at which any and all coal mined under or pursuant to this Lease, is sold in an arms’-length transaction to a Bona Fide Purchaser, f.o.b. the Loading Point, after final preparation and loading, plus any premium payments or minus any penalties received by the Lessee from the purchaser and/or final consumer of the coal.

7.2 No deductions from said Gross Sales Price shall be made by Lessee, or recognized by RGGS, for any and all on-site or pre-Loading Point transportation charges, loading charges, handling charges, washing costs or charges, blending or preparation charges, or fees of any kind whatsoever, brokerage charges or fees, sales commissions, coal analysis charges or fees, sales tax, severance tax, license tax, privilege tax, occupational tax, advertising, credit losses or any other charges or fees of any description whatsoever. Except, however, in the case of coal mined from the Premises hereunder and sold to Bona Fide Purchasers f.o.b. some point other than the mine or preparation plant, the Gross Sales Price of such coal may be reduced by deducting from the final and actual Gross Sales Price at which such coal is sold to Bona Fide Purchasers, all reasonable costs paid to Third Party(ies) for transportation, loading and handling beyond the mine or preparation plant, as the case may be. Any deviation from the use of the Gross Sales Price, as defined and as used herein, for the reporting and calculation of any royalty (Actual Production, Minimum, or otherwise) due RGGS for coal mined and sold from the Premises under or pursuant to this Lease shall not be recognized or allowed unless said deductions are first approved in writing by RGGS, which approval may be withheld without cause.

7.3 For any coal mined from the Premises under this Lease and used or consumed, for any reason or purpose whatsoever, by Lessee, its principals, employees, agents, associates, Affiliates, or assigns, without sales by Lessee, the Gross Sales Price used for calculation of any and all royalty (Actual Production, Minimum, or otherwise) due and payable to RGGS for such coal shall be the prevailing open market price of coal of comparable and similar quality and quantity recently sold by Lessee and others to Bona Fide Purchasers in arms’-length transactions, adjusted to be the equivalent of f.o.b. the Loading Point.

7.4 Notwithstanding the provisions of section 7.1 through 7.2, the following minimum pricing provision shall apply [*].

8.	LOADING POINT

The term “Loading Point”, as used herein, shall mean the point at which coal mined from the Premises by Lessee, its principals, employees, agents, associates, Affiliates or assigns under this Lease leaves the possession and control of Lessee, its principals, employees, agents, associates, Affiliates or assigns to be shipped to market or the final consumer of the coal, as the case may be, whether from the mine or preparation plant as the case may be. Any deviation from the use of the Loading Point, as defined and as used herein, for the reporting and calculation of any royalty (Actual Production, Minimum, or otherwise) due RGGS for coal mined and sold from the Premises under or pursuant to this Lease shall not be recognized or allowed unless said use is first approved in writing by RGGS, which approval may be withheld without cause.

9.	BONA FIDE PURCHASER, AFFILIATE

9.1 The term “Bona Fide Purchaser”, as used herein, shall mean a third-party independent purchaser, not an Affiliate of Lessee, who pays valuable consideration in good faith in an arms’-length transaction without intending to take or inadvertently taking unfair advantage of RGGS or Lessee. The term “Affiliate” shall include any persons, companies, or entities, together with their principals, employees, contractors, agents and/or assigns, who own or control twenty-five percent (25%) or more of the ownership interest of one another, and shall include, the parent or subsidiary of Lessee, or the subsidiary of Lessee’s parent, whether or not wholly owned.

9.2 For the purposes of reporting the sales and Gross Sales Prices of coal, Gob Gas or Horizontal Borehole Gas (also referred to collectively as “gas”) produced under or pursuant to this Lease, and for the purposes of calculating and paying any and all royalties (Actual Production, Minimum, or otherwise) due RGGS for coal or gas sold under or pursuant to this Lease, it is specifically understood and irrevocably agreed by Lessee that this Lease DOES NOT RECOGNIZE and DOES NOT ALLOW sales of coal or gas from the Premises under or pursuant to this Lease, or sales of coal transported onto, over, under, across, or through the Premises by Lessee, its principals, employees, agents, associates, Affiliates, or assigns, to any persons, parties, companies, corporations, or any other entities which do not specifically comply with the definitions of Gross Sales Price, Loading Point, and Bona Fide Purchaser as defined and as used in this Lease. It is hereby further specifically understood and irrevocably agreed by Lessee that it is the specific intent of this Lease that all sales of coal mined by the Lessee, its principals, employees, agents, associates, Affiliates, or assigns, from the Premises under or pursuant to this Lease shall be made and reported to RGGS, at the final and actual Gross Sales Price of the coal or gas sold on the open market to a non-related and unaffiliated third party Bona Fide Purchaser and/or final consumer of the coal or gas in an arms’-length transaction, and further that the royalty due and payable to RGGS under this Lease shall be based upon the final and actual Gross Sales Price of coal or gas sold on the open market to a non-related and unaffiliated Bona Fide Purchaser and/or final consumer in an arms’-length transaction without intending to take or inadvertently taking unfair advantage of RGGS or Lessee.

9.3 In the event of a sale other than to a Bona Fide Purchaser, then in addition to the other remedies available for default hereunder, Lessee shall pay to RGGS the additional royalties which would have been due to RGGS had such sale been to a Bona Fide Purchaser. Any deviation whatsoever by the Lessee, its principals, employees, agents, Affiliates, associates, or assigns, in sales of coal that do not comply with the definition of a “Bona Fide Purchaser” as described above, and as used herein, must first be approved in writing by RGGS.

10.	BLENDED COAL

If coal mined from the Premises by Lessee under this Lease by Lessee, its principals, employees, agents, associates, Affiliates, or assigns, shall be mixed, blended or commingled, in any proportion whatsoever, with coal mined elsewhere than from the Premises prior to the Loading Point, as defined herein, the Gross Sales Price used for calculation of royalty (Actual Production, Minimum, or otherwise) payable to RGGS for its proportionate share of any and all such mixed, blended, or commingled coal shall be that Gross Sales Price of the final mixed, blended, or commingled coal product sold to Bona Fide Purchasers, f.o.b. the Loading Point, in arms’-length transactions, regardless of any respective difference(s) in or between the quality and/or quantity of the coal mined from the Premises and the quality and/or quantity of the coal with which coal mined from the Premises is mixed, blended, or commingled.

11.	LEASE BONUS

As a contemporaneous exchange upon execution of this Lease, Lessee shall pay RGGS a bonus of [*] as consideration for this Lease (the “Bonus”). The Bonus is not refundable under any circumstance

12.	ADVANCE MINIMUM ROYALTY

Upon execution of this Lease, Lessee shall pay to RGGS, as a contemporaneous exchange, the sum of [*] which shall be considered as Advance Minimum Royalty. Said Advance Minimum Royalty shall be recoverable by Lessee only against Actual Production Royalty due RGGS for coal mined from the Premises during the Primary Term of this Lease. Any and all Advance Minimum Royalty which is not recovered against Actual Production Royalty due RGGS during the Primary Term hereof shall be forfeited by Lessee and retained by RGGS.

13.	MINIMUM ROYALTY

The Minimum Royalty which shall be paid to RGGS by Lessee, when due and without demand by RGGS, on or before the twentieth (20th) day of each month during the Primary Term or any Extended Term hereof beginning the first month after the third anniversary of the effective date of this lease shall be [*]. In the event that Lessee fails to procure coal sales agreements for a total of [*] by the time of first coal production from the Premises, the Minimum Royalty will be increased to [*] per month until such time as the coal sales agreements are procured. Minimum Royalty paid by Lessee during the Primary Term or any Extended Term of this Lease shall be recoverable only against Actual Production Royalty during the respective Primary Term or Extended Term when it was paid, plus two years. For emphasis, any and all Minimum Royalty paid by Lessee to RGGS during the Primary Term or any Extended Term of this Lease and not recovered against Actual Production Royalty prior to the extension, expiration, or termination of said Primary Term or any Extended Term of this Lease, for any reason whatsoever, shall be forfeited and retained by RGGS, if not recouped by Lessee within two years thereafter provided that the lease is not terminated during that period.

14.	CESSATION AND RECOVERY OF MINIMUM ROYALTY

Except as otherwise provided herein, if at any time during the Primary Term or any Extended Term of this Lease, Lessee shall have paid RGGS an amount of Minimum Royalty which is then equal to the number of tons of mineable coal remaining to be mined on the Premises multiplied times the average Actual Production Royalty rate paid per ton by Lessee during the then most recent six (6) months of this Lease, Lessee may, upon written notification to RGGS and only after receipt by RGGS of said written notification, for a period of time cease payment of further Minimum Royalty and apply any and all future Actual Production Royalty due RGGS against any unrecovered Minimum Royalty until such time as said amount of unrecovered Minimum Royalty has been reduced to zero (0), so long as said period of time does not exceed twelve (12) months from the date of Lessee’s written notification to RGGS of the existence of said condition. In the above described instance, Lessee’s payment of Minimum Royalty required hereunder shall resume when the amount of all unrecovered Minimum Royalty has been reduced to zero (0). In the event this Lease is terminated, for any reason whatsoever, and the Lessee has not recovered all of the outstanding Minimum Royalty paid by Lessee hereunder against Actual Production Royalty, as set out above, said unrecovered Minimum Royalty shall be irrevocably forfeited by Lessee.

15.	ESCROW FOR NO. 5 SEAM

To assure that Lessee mines the maximum amount of coal available from the Premises, Lessee will escrow the sum of [*] per ton for each ton of coal mined from the No. 6 Seam of coal from the Premises. Said escrowed amount shall be deposited in a financial institution and in investments reasonably acceptable to both Lessee and RGGS, pursuant to escrow or like commercially reasonable agreement customary for such deposits. All interest on said escrowed funds shall be paid directly to Lessee as it is earned. Lessee will be allowed to deduct the sum of [*] from the escrow account for each ton mined from the No. 5 Seam of coal from the Premises until the escrow account has been depleted. Any residual monies remaining in the escrow account upon the termination or expiration of this Lease shall be paid by the bank to RGGS.

16.	WHEELAGE ROYALTY

If Lessee should bring coal, coal products, or coal by-products through the Premises for sale to third parties, which coal has been mined, obtained or purchased elsewhere than from the Premises, Lessee shall pay to RGGS a Wheelage royalty of [*] for each ton of Two Thousand Pounds of such coal (hereinafter referred to as “Foreign Coal”) which is:

1. Transported into, through or under the subsurface of the Premises by way of underground entries, tunnels, passages and/or haulage ways in mines.

2. Stored or stockpiled in the subsurface of the Premises or loaded for sale to third parties from the Premises.

Foreign Coal shall include any and all coal and/or coal products and by-products mined, recovered, obtained or purchased by Lessee, its contractors, and Affiliates, from any location off the Premises, except for other lands of RGGS leased by Lessee. Lessee shall report all tonnages of Foreign Coal as separate items on the monthly report of production and royalty described in section 17 below. The provisions of this section shall apply in every case except for Foreign Coal of significantly different quality and characteristics brought by Lessee or others onto the Premises for the specific purpose of blending with coal mined by Lessee from the Premises in order to enhance the characteristics or increase the value of RGGS’s coal in the final blended product. Any exception(s) to the provisions of this section shall not be recognized or allowed unless said exception(s) are first approved in writing by RGGS, which approval may be withheld without cause.

17.	ROYALTY PAYMENTS AND REPORTS

Payments for coal mined and sold hereunder shall be made on a timely basis, when due and without demand by RGGS, on or before the twentieth (20th) day of each month (hereinafter the “Payment Deadline”) for all coal or gas mined or produced from the Premises, shipped, and sold, or used together with all Foreign Coal, transported and sold by the Lessee, and Affiliates, or assigns, during the preceding month, as to coal and during the second preceding month as to gas, as evidenced by a report or reports furnished by the Lessee to RGGS tendered contemporaneously with payment. Payments shall be made by check or wire transfer. If by check, payment shall be made to the following address:

RGGS Land & Minerals, Ltd., L.P.

P. O. Box 4667

Houston, TX 77010

Attn: Tom Speck

If the payment is made by wire transfer, it shall be to the following address:

Bank:	Mellon Bank- Pittsburg, PA
ABA:	043 00 0261
Credit To:	Merrill Lynch
Account #:	1011730
Further Credit To:	RGGS Land & Minerals, Ltd., L.P.
Account #:	589-07R15

Copies of the reports required in this section 17 and evidence of the wire transfer or check shall be forwarded by mail or fax to:

Mr. William F. Lawrence

RGGS Land & Minerals Ltd., L.P. 6200 E. J.

Oliver Blvd., Suite 126 Fairfield, Alabama

35064

Fax: 205-780-2827

The addresses for payment by check, by wire transfer and/or reports may be amended from time to time by RGGS upon notice to Lessee.

Not later than the Payment Deadline, Lessee shall report to RGGS showing the actual amount for each and every mining method of coal mined, processed, stockpiled, loaded, shipped, and sold from the Premises by Lessee, and Affiliates during the preceding month and shall also include individual sales of coal by Lessee, the customers to which coal was sold, the Gross Sales Prices of coal for each sale, itemization of allowable deductions for each sale, calculations of Actual Production Royalty due RGGS for each sale and for the preceding month, and the location, by Quarter-Quarter Section, Township, and Range, of the lands of RGGS from which such coal was mined. Not later than the Payment Deadline, Lessee shall report to RGGS showing the actual volume of Gob Gas and Horizontal Borehole Gas produced and sold from the Premises by Lessee and its Affiliates during the second preceding month, the name and address of the Purchaser, the gross amount of the sales price due from the Purchaser, and each and every deduction there from, together with the location, well name and well number, from which such gas was produced. Such report or reports shall be made either on a form or forms of RGGS supplied to Lessee or on a form or forms of Lessee that are approved by RGGS. Each report shall be certified to be true, accurate, and correct by Lessee and shall be to the satisfaction of RGGS. In any event, all of the aforementioned items shall be made available to RGGS by Lessee, at all times upon RGGS’s request, for any month during the term of this Lease. Such reports shall, at RGGS’s request, be accompanied by copies of invoices, purchase orders, sales receipts, bills of lading, truck weight tickets, railroad weight tickets, barge weight tickets, statements of transportation, washing and handling charges, and other forms of verification as may be deemed necessary by RGGS.

18.	BEST PRACTICE IN MINING

For the purpose of maximizing Actual Production Royalties due RGGS hereunder and conserving natural resources, Lessee shall conduct its coal mining operations on RGGS’s Premises in accordance with the Best Mining Practice of a prudent operator, so that there will be no needless or avoidable loss or waste of coal. The term “Best Mining Practice”, as used herein, shall mean those modern mining methods and practices employed by a prudent mining operator using modern mining equipment and techniques in the conduct of diligent and aggressive mining operations in an attempt to recover the maximum amount of coal which can be economically mined on the Premises (“Economically Mineable and Merchantable Coal”). The term “Economically Mineable and Merchantable Coal”, as used herein, is defined as that coal which can be economically mined by a prudent Lessee using modern mining methods, practices, techniques, and equipment in accordance with generally accepted industry standards and mining limits used by prudent operators mining similar quantities of similar quality coals under similar geologic and technical conditions. If Lessee should fail to mine all Economically Mineable and Merchantable Coal on the Premises with the Best Mining Practice and fail to mine all which could be economically mined prior to the expiration or termination of this Lease and, by Lessee’s actions or omissions, Lessee makes the subsequent recovery of such unmined coal impossible or uneconomical, upon notice from RGGS, Lessee shall promptly pay RGGS for all such unmined coal at the average Actual Production Royalty rate paid for coal mined hereunder, which royalty amount for such unmined coal shall be determined by a mutual negotiations concluded not later than sixty (60) days following such notice from RGGS, or, such negotiations failing, the matter shall be resolved by the Dispute Resolution Provisions of section 38F. In the event that the Dispute Resolution Provisions are invoked and the arbitrator determines that coal was not mined that should have been mined, then the Actual Production Royalty paid for such coal shall be based on the average sales price for the three year period with the year that the coal should have been mined being the middle year in the calculation. Lessee shall not, however, be held liable for rendering any coal unmineable or uneconomically recoverable when such act occurs pursuant to mining projections or plans that were reviewed without objection by RGGS pursuant to section 20, resolved after RGGS objection through the dispute resolution provisions of Section 38F or was caused by the normal reclamation of the Premises mined hereunder by a prudent operator using the Best Mining Practice, as defined herein, or was unmined or rendered unmineable as required by state and/or federal law.

19.	COMMENCEMENT OF OPERATIONS

It is understood and agreed by and between the parties hereto that a part of the consideration for RGGS entering into this Lease is Lessee’s commitment to promptly commence and actively pursue an aggressive coal mining operation in order to maximize the benefits of current coal market conditions. Without in any way limiting RGGS’s termination rights, as provided herein, failure of Lessee to commence bona fide coal production and continuous mining operations within four (4) years after the effective date of this Lease shall create the presumption that Lessee has failed to comply with the provisions of this section, unless such failure to commence mining operations is caused by Lessee’s inability, after diligent and aggressive efforts, to obtain the necessary permits relating to the start-up of mining activities from state and/or federal regulatory agencies. In the event that Lessee fails to commence bona fide coal production and continuous mining operations within four (4) years other than for reasons set forth in the preceding sentence after the effective date of this Lease, RGGS shall have the option to terminate this Lease and all payments made by Lessee to RGGS shall be forfeited by Lessee and in addition, Lessee shall deliver all project permits, engineering plans, marketing plans and studies to RGGS (the “Project Documents”) to become the property of RGGS. In the event that RGGS exercises its right of termination under this section 19, it shall be RGGS’s sole remedy at law or in equity against Lessee and Lessee, having forfeited all payments made to RGGS and having delivered all Project Documents to RGGS, shall be forever discharged from any and all obligations, claims, or causes of action of any nature whatsoever arising out of this Lease or activities related thereto other than continuing indemnities described in sections 24, 30 and 32 herein.

20.	SUBMITTAL OF MINING PROJECTIONS

20.1 Lessee shall furnish RGGS with a map or maps showing the area(s) of the Premises on which Lessee intends to conduct coal mining operations. Lessee shall furnish such map or maps of Lessee’s intended mining operations to RGGS no less than thirty (30) days prior to the commencement of operations and thereafter on at least an annual basis on the anniversary date of this Lease or at any time during the term hereof that the mining projections are changed, amended, or altered in any way. Said maps of mining projections shall include, but shall not be limited to, such information as:

(1) The seam or seams which Lessee intends to mine;

(2) The area(s) where Lessee intends to stockpile or blend coal mined from the Premises;

(3) The present and future access roads and routes of transportation in the mine; and

(4) The present and future location(s) of any washing or preparation facility(s), sediment ponds, water impoundments, mine gob areas, slurry ponds, and power transmission lines located on the Premise.

20.2 Upon submittal by Lessee, RGGS shall have thirty (30) days in which to review said mining projections for the purpose of (i) ascertaining Lessee’s intention to operate according to Best Mining Practice and to coordinate Lessee’s mining projections with other RGGS operations or uses of the Premises relating to the rights herein reserved to RGGS as described in sections 22 and 23.2 below. During said thirty (30) day period, RGGS may question or comment on Lessee’s mining projections, however, if RGGS does not respond to Lessee within said thirty (30) day period, then Lessee may conclude that RGGS has no objections to said mining projections and plans. Should RGGS notify Lessee of questions or comments within said thirty (30) day period, RGGS and Lessee shall within the next thirty (30) days attempt to resolve their differences concerning mining projections and plans and how same may be coordinated with other RGGS operations for uses of the Premises, or may be made to comply with Best Mining Practices; or, such negotiations failing, the matter shall be resolved by the Dispute Resolution Provisions of section 38 F, with all parties using best efforts to cause the matter to be resolved within sixty (60) days.

20.3 Lessee agrees to plan and construct all of its initial slopes and shafts to reach the level of the No. 5 Seam of coal however it is understood between RGGS and Lessee that Lessee may delay mining the No. 5 Seam of coal until all of the Economically Mineable and Merchantable Coal is mined from the No. 6 Seam of coal.

21.	MINING PROGRESS MAPS

Lessee shall, not later than the twentieth (20th) day of each January, April, July, and October, respectively, or on a more frequent basis if requested by RGGS during the term hereof furnish RGGS with a surveyed map or maps approved by a Registered Professional Engineer or Surveyor showing Lessee’s mining progress during the preceding three (3) month period. The maps shall include, but shall not be limited to, a legend containing Lessee’s name and address, numeric and bar scale, north arrow, location (i.e. section- township-range, county, state), subcontractor name and address, mine name, mining permit number, surveyor’s name and place of business, date of map, and time period of map. The map shall also indicate sufficient coal thickness measurements to determine the actual amount of coal mined by Lessee, the area extent of mining, township and range lines with section numbers, state plane coordinate line (if available) and the calculations of the number of tons removed from each seam by quarter-quarter section. The maps shall be color coded so as to discern production from separate seams and individual production months. The map to be furnished by the twentieth (20th) day of January must be reproducible or in an electronic format such as .tif or .pdf. In all cases, the maps and the information supplied by Lessee thereon shall be to the reasonable satisfaction of RGGS.

22.	RESERVATIONS

(a) RGGS hereby reserves to itself, its successors and assigns, the right, at all times during the term of this Lease, to explore for, drill test, mine, and remove from the Premises all oil, gas, casing head gas, hydrocarbons, coal seam gas, petrochemicals, rocks, minerals, mineral substances, non-mineral substances, and any other substance(s) now known or hereinafter discovered, other than the Coal, Gob Gas and Horizontal Borehole Gas which Lessee is granted the right to mine and remove from the Premises under this Lease. The parties agree, however, that Coal must be treated as the dominant estate and that definitive mining projections and plans must be capable of being made at least ten years in advance of actual mining. It is understood and irrevocably agreed that the intent of this section is that RGGS reserves unto itself, its successors and assigns, all substances presently known or those substances which may come to be known or identified in the future, including without limitation those substances recited above, together with the right to explore for, mine, and remove said reserved substances other than the Coal, Gob Gas and Horizontal Borehole Gas and those specific rights to mine and remove the Coal which may occur in, on, or under the Premises described in this Lease. Lessee agrees to cooperate with RGGS to allow the development of reserved substances however it is recognized by the parties hereto that the rights herein reserved to RGGS may possibly conflict with the rights granted to Lessee hereunder. In the event of such conflict or potential conflict, the parties shall negotiate in good faith and attempt to resolve the issue to their mutual satisfaction; or, if such negotiations are not successfully concluded within thirty (30) days following commencement of negotiations (or from the date negotiations were requested by a party, if the other party failed to respond), the matter shall be resolved by the Dispute Resolution Provisions of section 38 F.

(b) Future leases, easements, contracts or licenses granted by RGGS, its successors and assigns, to explore for, drill test, mine, and remove from the Premises all oil, gas, casing head gas, hydrocarbons, coal seam gas, petrochemicals, rocks, minerals, mineral substances, non-mineral substances, and any other substance(s) now known or hereinafter discovered will acknowledge the dominance of the coal estate granted hereunder and require coordination with Lessee such that Lessee can operate under definitive mining projections and plans capable of being made at least ten years in advance of actual mining. RGGS, its successors and assigns, agree to place a clause in all future leases that will require that all wells which will be plugged in the normal course of operations under future leases, easements, contracts or licenses granted by RGGS to be plugged, and certified as plugged, to MSHA and state standards for mining through wells.

(c) So long as Lessee grants a mutual indemnity, future leases, easements, contracts or licenses granted by RGGS, its successors, assigns, principals, employees, contractors, or agents allowing use of the Premises for any purpose will contain indemnification provisions substantially similar to the provisions of section 24 and similarly protective of Lessee as a Protected Party and insurance provisions substantially similar to the provisions of section 25 with levels of protection that are appropriate for the expected risk or activity.

23.	USE OF THE SURFACE

23.1 Lessee shall, upon execution of this Lease, pay to RGGS an amount equal to [*] per acre for the use of the surface that is reasonably necessary directly related to required surface facilities for the underground mine which amount shall be considered as a down payment toward the eventual purchase of the surface as identified on Exhibit “A”. After Fifty Million (50,000,000) tons of coal have been mined from the Premises, and provided Lessee is in material compliance with all other terms of this Lease, RGGS will convey, and Lessee agrees to accept conveyance of, the surface to Lessee after payment of an additional [*] to RGGS. Said deed to the surface will exclude all mineral ownership and reserve the rights to use said surface for the extraction of reserved minerals by RGGS or its assignee, subject to the provisions of this Lease. RGGS may, at its option, require Lessee to purchase certain surface acreage at the stated price prior to the completion of said tonnage requirement should RGGS deem that said acreage has been severely impacted by Lessee’s operations hereunder.

23.2. On all of the lands described in this Lease where RGGS owns surface rights (as described in Exhibit A attached hereto), Lessee shall have the right, except as otherwise provided herein, to use the surface of said lands in any way which may be necessary for the mining, removal, stockpiling, transportation, temporary easements for railroad right of ways, processing, refuse disposal, blending, or marketing and other reasonable uses related to the mining of the coal on the Premises including granting or causing RGGS to grant temporary easements for electric utilities, telephone lines and other utilities. Prior to Lessee’s desired use of said surface lands, Lessee shall submit a plan or plans to RGGS for RGGS’s review. The review period, comment process and resolution of any disputes shall be handled pursuant to section 20.2. It is understood and irrevocably agreed that until Lessee purchases the property it shall not have the right to grant permanent easements or rights-of-way for railroads, private roads, or other roads of any description, telegraph, telephone, electrical or other transmission lines or easements, or to grant others the right to use the surface of the Premises for any reason whatsoever. Lessee further irrevocably agrees that Lessee, its agents, associates, Affiliates, or assigns will not close or restrict access to any road(s) existing on or crossing the surface of the Premises without the express prior written permission of RGGS.

23.3 The parties agree to work together in good faith to determine the proposed post mining land use for all surface lands of RGGS disturbed by mining hereunder. Lessee agrees that such post mining land use shall be specified in any application which Lessee may make for permit(s) to mine on the Premises hereunder. Lessee further agrees that, prior to filing Lessee’s application for such permit(s), Lessee will consult with RGGS as to proposed post mining land use. RGGS shall not, however, by helping to designate the use, assume any liability for the success or failure of reclamation of the Premises and Lessee shall be solely responsible for complying with all requirements hereunder in this regard. In the event that RGGS and Lessee cannot resolve the issue of the appropriate post-mining land use to their mutual satisfaction; or, if such negotiations are not successfully concluded within thirty (30) days following commencement of negotiations (or from the date negotiations were requested by a party, if the other party failed to respond), the matter shall be resolved by the Dispute Resolution Provisions of section 38 F.

24.	LESSEE’S LIABILITY AND INDEMNIFICATION FOR INJURIES

24.1 Lessee is an independent contractor under this Lease, and RGGS in no way shall be liable for any injury or damage, or claims of injury or damage, whatsoever to persons or property, including but not limited to damage from subsidence, which may result from Lessee’s exercise of the rights granted Lessee hereunder or from the activities and/or operations of Lessee or it’s principals, employees, contractors, agents or assigns on the Premises under this Lease and/or from the lack of safety (latent or patent) of the Premises, and Lessee assumes all risk of personal injury, death, and/or property damage from any cause whatsoever except for the on site activities of RGGS which are grossly negligent. Lessee irrevocably agrees that it shall indemnify, protect, hold harmless, save, and defend RGGS, its successors, assigns, directors, officers, partners, employees, Affiliates and agents (each a “Protected Party”) from and against any and all suits, actions, legal proceedings, claims, demands, court costs, litigation expenses, attorneys fees, consultants fees, judgments, awards, and other costs or expenses whatsoever, in any manner caused by, arising from, incident to, related to, connected with, or growing out of the activities and/or operations of Lessee or its Affiliates hereunder, or the use or occupation of the Premises by Lessee, its principals, employees, contractors, agents or assigns. Lessee’s obligations under this section 24 shall survive the termination or expiration of this Lease until the later of (x) seven years after termination or expiration, (y) when the last claim under this section is resolved or (z) when Lessee completes all post mining activities on the Premises.

24.2 Without limiting section 24.1, in the event and to the extent a claim is made by an employee of Lessee against a Protected Party hereunder, Lessee, its successors and assigns will indemnify the Protected Party to the same extent as if the claim were made by a non-employee of Lessee, notwithstanding any statute or judicial decision otherwise disallowing such indemnification. It is the intent of this Lease that, as a part of the consideration of Lessee to RGGS under this Lease, and regardless of any defense the Lessee might have, Lessee, its successors and assigns, shall indemnify the Protected Party against all claims of any nature whatsoever.

25.	INSURANCE

25.1 Lessee agrees that before it or any of its contractors enter upon or visit the Premises, it will obtain and maintain in full force and effect, or will cause its contractors to do so, Commercial General Liability insurance under an occurrence policy from an insurance company or companies satisfactory to RGGS, and possessing an A.M. Best Company rating of A-, Class VII or better, for bodily injury, including death, and property damage in a minimum amount of Two Million Dollars ($2,000,000.00) per occurrence and Ten Million Dollars ($10,000,000.00) in the aggregate. RGGS shall have the right to require Lessee to increase said minimum amounts from time to time during the Primary Term or any Extended Term of this Lease to such amounts as are commercially reasonable for leases of the kind and character of this Lease. Lessee agrees to procure and maintain insurance policies in accordance with the terms and provisions outlined in Attachment “I” attached hereto and incorporated herein, including without limitation, adding RGGS as an Additional Insured; obtaining waiver of subrogation; agreeing to give RGGS thirty (30) days’ prior written notice upon policy cancellation or change; and providing subcontractor coverage (if applicable). Lessee further agrees to immediately provide a copy of Attachment “I” to its insurance company and/or insurance agent.

25.2 Lessee’s obligations under this section 25 shall survive the termination or expiration of this Lease until the later of (x) for seven years after termination or expiration, (y) when the last insurance claim pending under this section 25 is resolved or (z) when Lessee completes all post mining activities on the Premises.

25.3 If Lessee desires to self-insure, it shall present its program of self-insurance to RGGS, fully describing the program, its administration, and the amounts of excess and/or umbrella coverage to be maintained in force during any periods of self-insurance. Lessee may not self-insure unless RGGS specifically approves, which approval shall not be unreasonably withheld.

25.4 The requirement of insurance in this section 25 does not in any way release Lessee of its further responsibility and liability of indemnification of RGGS under this Lease.

26.	AUDIT

In order to determine the accuracy or correctness of Lessee’s mining, reporting, and sales procedures or of any financial and accounting report required of Lessee for Coal, Gob Gas or Horizontal Gas mined from the Premises under this Lease, Lessee shall keep adequate financial and accounting books, records, and reports concerning any and all Coal, Gob Gas and Horizontal Gas mined, blended, processed, transported, and sold hereunder, and RGGS, through its employees, representatives, agents and assigns, shall have the right to review and audit, at all reasonable times, said books, records, and reports of Lessee, its agents, contractors, and assigns. All of said books, records, and reports of Lessee, its agents, contractors, and assigns, shall be kept for a period of Ten (10) years and shall remain open and available for inspection for not less than three (3) years following the date of expiration or termination of this Lease.

27.	FORCE MAJEURE

Should the Lessee be unable to mine coal from the Premises during a period of fourteen (14) or more consecutive calendar days during the term hereof, as a result of a Force Majeure, the Minimum Royalty payment for the subsequent period in which Minimum Royalty is due RGGS hereunder shall be adjusted and prorated to waive the Minimum Royalty for such days in which Lessee was unable to mine coal. The term “Force Majeure”, as used herein, shall mean a nationwide strike in the coal industry or strike that is called by the international headquarters of the Union representing the strikers (but not strikes or labor disturbances otherwise of a local nature arising out of a grievance), acts of God, acts of a public enemy, wars, or insurrections, earthquakes, floods, loss of utilities, and other causes beyond the reasonable control of Lessee. In order for Lessee to be eligible for the relief granted by this section, Lessee must and shall immediately notify RGGS, in writing, of any condition qualifying as Force Majeure hereunder. For the purposes of this Lease, and notwithstanding anything herein elsewhere provided to the contrary, Lessee irrevocably agrees that no Force Majeure condition shall exist under this Lease until RGGS shall have received Lessee’s written notice of a condition qualifying as a Force Majeure hereunder. Lessee shall notify RGGS, in writing, upon cessation of any such condition qualifying as a Force Majeure hereunder. Failure to notify RGGS of the cessation of such condition shall constitute a default of Lessee under this Lease. It is specifically understood and agreed by Lessee that Lessee’s inability to sell coal mined from the Premises under or pursuant to this Lease due to depressed coal market conditions shall not qualify as a Force Majeure conditions hereunder. A condition of Force Majeure lasting longer than one (1) year may serve to extend the term of the lease by a period equal to the duration of the Force Majeure however it is understood and irrevocably agreed by Lessee that RGGS if a single event of Force Majeure continues for more than two (2) years, then Lessee must resume paying the Minimum Royalty or risk termination. If after a Force Majeure period of two years, Lessee fails to begin or continue payment of the Minimum Royalty, then upon thirty (30) days’ notice to Lessee, RGGS may terminate this Lease.

28.	FINANCIAL STATEMENTS

Annually, on or before March 31, Lessee shall furnish copies of its audited financial statements and all exhibits thereto.

29.	COMPLIANCE WITH APPLICABLE LAWS

The Lessee, as an independent contractor hereunder, in the exercise of any of the rights granted to Lessee by this Lease, irrevocably agrees as follows:

A. Should the discharge, leakage, spillage, or emission of any flammable, explosive, caustic, corrosive, or radioactive substance or Hazardous Material (as defined in section 29(c) below) of a nature occur upon or from the Premises. Lessee, at its sole cost and expense, shall be obligated to clean up and remediate the Premises and any other property affected thereby, to the reasonable satisfaction of RGGS and all governmental authorities having jurisdiction there over. If such leakage, spillage, or emission should occur in reportable quantities during the Lease Term, Lessee shall promptly inform RGGS of such occurrence, and the Lessee shall promptly commence any notification and necessary cleanup action.

B. If the event of a discharge under section 29(a), RGGS may make written demand on Lessee for cleanup of the Premises or other affected property, and if Lessee does not undertake to comply with that demand within ten (10) days, then RGGS shall have the right to clean up the Premises and such other affected property to RGGS’s reasonable satisfaction, and RGGS’s costs shall all be chargeable to Lessee, provided that RGGS’s exercise or failure to exercise such right shall not be a waiver of any other rights it might have under this Lease or at law.

C. As used in this Lease, the term “Hazardous Material” shall mean any substance or material (including without limitation “liquid sewage sludge”) which has been determined to be capable of posing a risk of injury or damage to health, person, safety, or property under any applicable federal, state, and local laws, codes, ordinances, rules, decrees, order, judgments, implementing regulations, and applicable regulatory permits relating to pollution or protection of the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Superfund Amendments and Reauthorization Act of 1986, and all other laws and regulations relating to hazardous and toxic substances, emissions, releases, and discharges of pollutants, wastes, and other substances into ambient air, surface water, ground water, or land, whether such requirements exist on the date hereof or are adopted in the future.

D. In addition, Lessee shall comply with all applicable rules, regulations, orders, judgments, decrees, ordinances, permits, licenses, laws, codes, legislation, or statutes of all local, municipal, county, state, and federal authorities including but not limited to:

(1) the Surface Mining Control and Reclamation Act of 1977;

(2) the Federal Toxic Substances Control Act of 1976;

(3) the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986;

(4) the Federal Water Pollution Control Act;

(5) the Federal Clean Air Act;

(6) the Federal Resource Conservation and Recovery Act of 1976; and

(7) the Hazardous Materials Transportation Act; all as the above may have been and may hereafter be amended, (all herein “Environmental Laws”) applicable to the existence, seepage, leakage, spillage, emission, release, or discharge of any Hazardous Material as defined above or any other toxic, polluting, or contaminating substance, condition, or material on, under or in the Premises, and Lessee shall hold RGGS harmless from and defend and indemnify RGGS against any claim, order, decree, judgment, action, suit, cost, fine, fee, penalty, or any other expense or liability arising from the violation of Environmental Laws and the failure to remediate a condition described above by Lessee, its assigns, agents, employees, or contractors.

E. Lessee shall notify RGGS of the receipt of any notice, order, or citation alleging the violation of any Environmental Law, and shall provide RGGS with copies of any citations, permits, or licenses issued by governmental authorities required by any Environmental Law, copies of all materials filed by Lessee with governmental authorities relating to Hazardous Materials, copies of any environmental reports or assessments relating to the Premises, and any other material or document relating to the presence of Hazardous Materials on the Premises.

F. Lessee’s obligations under this section 29 shall survive the termination or expiration of this Lease until the later of (x) for seven years after termination or expiration or (y) when the last environmental claim pending under this section 29 is resolved or (z) when Lessee completes all post mining activities on the Premises.

30.	POLLUTION PREVENTION AND ENVIRONMENTAL INDEMNIFICATION

30.1 Except for the materials listed in Exhibit “D” which are necessary for Lessee’s business operations, Lessee, in order to prevent the pollution, contamination, waste, or other damage to the Premises, its improvements, its fixtures, and its personal property, and to adjacent properties and to non-adjacent properties, is prohibited at all times from storing, treating, discharging, disposing, transporting, generating, emitting, handling, or otherwise having on the Premises any chemicals, raw materials, products, or byproducts. During the Lease Term the materials listed, in Exhibit “D”, will be updated by the Lessee and approved by the RGGS in writing prior to the use of any other materials on the Premises. Lessee is also prohibited from storing, treating, discharging, disposing, transporting, generating, emitting, handling, or otherwise having on the Premises any wastes or the like in any form (including gases, liquids, semi-solids, and solids), that cause or tend to cause pollution, contamination, nuisances of any kind, or that pose a threat to human health and the environment, if introduced into the environment by any means. The Lessee is specifically precluded, without limiting the foregoing, from having on the Premises “hazardous waste”, as defined under the Resource Conservation and Recovery Act (RCRA), 42 U.S.C. §§6901 et seq., as amended; “hazardous substances” as defined under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), 42 U.S.C. §§9601 et seq., as amended; “pollutants and contaminants”, as defined under CERCLA; “extremely hazardous substances, hazardous chemicals, and toxic chemicals”, as defined under the Emergency Planning and Community Right-to-know Act, 42 U.S.C. §11001, et seq., as amended; “toxic substances”, as defined under the Toxic Substances Control Act, as amended; and “regulated substances”, as defined under RCRA, 40 C.F.R. §280.12, as amended. The Lessee is also prohibited from allowing others to have any of the preceding materials on the Premises. In addition to the indemnification of RGGS set forth in section 30(b) below, the Lessee shall be liable to the RGGS for any damages to the

Premises or to any persons or other property, real or personal, resulting from a breach or violation of this section. Nothing in this section is intended to limit any rights or causes of action RGGS may have elsewhere within this Lease or in general.

30.2 Lessee agrees to defend and indemnify the Protected Parties against and to hold the Protected Parties harmless from all claims, actions, proceedings, judgments, awards, liability, cost, or expense (including attorneys fees, consultants fees, and other legal costs), for death, injury, loss, or damage to any person or property, brought by any person, firm, corporation, or governmental entity, resulting from any cause whatsoever including, but not limited to those resulting or arising from or in connection with the active or passive effects or existence of petroleum products or any physical substance of any nature or character, on, under or in the land, water, air, structures, fixtures, or personal property comprising the Premises, from and after the date hereof, whether resulting from Lessee’s use of the Premises or otherwise. In addition to claims supported by other theories of liability, the foregoing indemnification applies to claims for injuries, damages, penalties, cleanup, and restoration costs resulting from contamination of any property, its surface, subsurface, groundwater, soil, or air, arising from environmental laws, regulations, or common law of the United States or state or local authorities, including provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), 42 U.S.C. Section 9601, et seq, as amended, and the Resource Conservation and Recovery Act (RCRA), 42 U.S.C. Section 6901, et seq., as amended.

30.3 Lessee shall have one year after the date of this Lease to conduct environmental surveys in order to designate areas of surface property on Exhibit A or underground property in the Premises that Lessee does not desire to purchase or lease due to unacceptable environmental conditions of said portion(s) or surface. Upon notice by Lessee to RGGS of the extent of such areas, such areas shall be removed and excluded from these Lease as if never included. Such exclusion shall cause RGGS to remit to Lessee an amount equal to [*]. Excluded underground acres will be removed from the Lease but such exclusion shall in no way affect any the Minimum Royalty or any other amounts paid or payable under this Lease.

30.4 Lessee’s obligations under this section 30 shall survive the termination or expiration of this Lease until the later of (x) for seven years after termination or expiration, (y) when the last environmental claim pending under this section 30 is resolved or (z) when Lessee completes all post mining activities on the Premises.

31.	MINING LICENSES AND PERMITS

31.1 The Lessee, shall comply with all past, present, and future laws, ordinances, rules, and regulations enacted by any federal, state, county, or municipal governmental agency(s) having jurisdiction or control over mining, reclamation, storm water discharge, wetlands, and environmental pollution or any other aspect or facet of this Lease and shall, at its sole efforts and expense, procure all necessary licenses and permits pertaining to its operations on the Premises, including but not limited to all mining licenses and mining permits required by any municipal, county, state, or federal governmental agency(s). Lessee shall, upon execution hereof, or as soon thereafter as is possible, furnish RGGS with copies of the following information:

(1)	Lessee’s or Lessee’s assigns’ current and valid mining license; and

(2)	Lessee’s or Lessee’s assigns’ approved mining permit(s); and

(3)	Lessee’s or Lessee’s assigns’ reclamation bonds.

31.2 If, at any time during the term of this Lease, any of Lessee’s or Lessee’s assigns’ mining licenses, mining permits, or reclamation bonds should be changed, amended, or altered in any way, Lessee shall furnish RGGS with copies of the same specifically depicting such changes, alterations, or amendments. Lessee or Lessee’s assigns shall not, for any reason whatsoever, obtain or seek to obtain any waivers from the original mining and reclamation plans and permits without first notifying RGGS in writing and obtaining written permission from RGGS, such permission not to be unreasonably withheld.

31.3 If, at any time during the term of this Lease, any of Lessee’s or Lessee’s assigns’ mining licenses, mining permits, or reclamation bonds should be finally and irrevocably canceled, revoked, suspended, terminated, liquidated, or in any other manner rendered inoperative, null or void, for any reason whatsoever, by the appropriate federal or state agency, which act would operate to defeat Lessee’s and Lessee’s assigns’ rights or ability to mine coal on the Premises, as is the intent of this Lease, RGGS may terminate this Lease upon thirty (30) days written notice to Lessee, however Lessee shall have the right to challenge any such cancellation and the right of RGGS to terminate this lease shall only arise after Lessee’s exhaustion of all its process of appeal.

31.4 If for any reason this Lease is terminated or cancelled, Lessee agrees to cooperate in the timely transfer of any and all permits required for mining to RGGS or to its designated assignee upon RGGS’s request for said transfer. Upon transfer, RGGS or its designated assignee shall assume all future obligations under the mining permits. If RGGS does not request a transfer of permits, all reclamation shall be performed by Lessee according to the requirements of any and all government agencies.

32.	WORKERS’ COMPENSATION

Lessee irrevocably agrees that in its exercise of any of the rights granted to Lessee herein and in all of its operations hereunder, Lessee is and shall be an independent contractor and shall be exclusively liable for the payment of all sums of money and benefits due to all persons legally entitled thereto who are properly engaged in Lessee’s or Lessee’s agents’ and assigns’ operations, including any amounts due its employees under the Illinois Workers’ Compensation Act, or any other law, and Lessee shall indemnify, protect, defend, and save RGGS harmless against Lessee’s or Lessee’s agents’ or assigns’ failure to pay any and all payments due to and claims for payments made by persons engaged by Lessee or Lessee’s agents and assigns in any work conducted hereunder, including those specific instances as described in section 24 above. Lessee shall from time to time at RGGS’s request, furnish to RGGS evidence of its compliance with the provisions of this section 32.

33.	PAYMENT OF LEVIES AND TAXES

Lessee, in the exercise of any of the rights granted to Lessee under this Lease, specifically and irrevocably agrees:

A. To pay all contributions, levies, taxes, or other sums, by whatever name called, for which RGGS might otherwise become liable with reference to all wages, benefits, or other sums paid employees of the Lessee, its agents, contractors, and assigns, whose labor enters into the mining, transportation, production, treatment, shipment, or sale of any coal or other materials of any kind whatsoever, produced under this Lease or reclamation of mining on the Premises in all cases where such contributions, levies, taxes, or other sums are or shall be required to be paid under any federal, state, county, or municipal unemployment act or Social Security Act, by whatever name called, and to indemnify, protect, save, defend, and hold RGGS harmless against Lessee’s or Lessee’s agents’, contractors’, or assigns’ failure to comply therewith and also against any federal, state, county, municipal, or personal claims whatsoever fixed or levied with reference to the wages of employees of Lessee, its agents, contractors, or assigns; and

B. That RGGS shall, in accordance with law, assess and pay taxes on the interests owned and/or leased by RGGS in the Premises, including mined or unmined coal therein contained. However, Lessee shall reimburse RGGS for any and all property taxes and/or unmined coal taxes on the Premises. Lessee shall pay its reimbursement to RGGS within thirty (30) days after receipt of an invoice from RGGS. Taxes shall be prorated by RGGS to Lessee for any period less than the full current tax year; and

C. That Lessee shall, in accordance with law, pay taxes on all machinery, structures, equipment, improvements, and other property of Lessee now or hereafter located or placed by Lessee in its mines or on the Premise. Lessee shall also pay any so-called severance, tonnage, license, privilege, or occupational taxes on coal which Lessee has the right to mine or in fact mines from the Premises and shall indemnify, protect, save, defend, and hold RGGS harmless from and against any liability or claims of liability, or damages or claims of damages arising from or related to Lessee’s failure to pay such taxes. Lessee shall have the right in good faith to contest or review, at its sole efforts and expense, in such manner as it deems suitable, and in RGGS’s name if desirable, any tax, charge, levy, or assessment whether general, special, ordinary, or extra-ordinary, layed, levied, assessed, or imposed upon Lessee.

34.	CHALLENGE OF TITLE

It is understood and irrevocably agreed by Lessee that RGGS does not warrant the title to the Premises or to any coal which may exist thereon. In the event that any claim(s) be made or litigation instituted by any third party as to the title or ownership of RGGS in or to any portion or interest of the Premises described herein, RGGS shall have the right, but not the obligation, to defend the same. Should RGGS choose not to defend RGGS’s title, Lessee shall have the right, at its option and its sole expense, to defend RGGS’s title. Upon determination, by a court of competent jurisdiction in a proceeding to which RGGS is a party that RGGS’s title to any part or interest in the Premises described herein is defective to such extent as to defeat Lessee’s right or ability to mine coal thereon under this Lease, notice by RGGS to Lessee of such determination shall operate to eliminate from this Lease any and all coal ownership acreage of the Premises so determined to be defective. In such case, RGGS’s sole liability and responsibility to Lessee shall be to refund to Lessee any royalties paid to RGGS by Lessee for coal mined from said-defective acreage, and in no event shall RGGS be liable to Lessee for any direct or consequential damages sustained or assessed against Lessee as a result of the mining of the coal in any land as to which RGGS’s title fails. It is specifically understood and irrevocably agreed by Lessee that Lessee, and its agents have satisfied themselves as to the competency and sufficiency of RGGS’s title to the Premises and the interests contained therein prior to entering into this Lease.

35.	RIGHT OF ACCESS

RGGS, through its employees, representatives, agents, and assigns, shall have, at all reasonable times during the term of this Lease and without limitation, the free, unrestricted and unobstructed access to the Premises at RGGS’s sole risk other than the willful misconduct of Lessee, its employees, agents or assigns.

36.	ZONING

This Lease and Lessee’s rights hereunder are subject to all applicable zoning and subdivision laws, rules, regulations, and ordinances, including any and all blasting covenants and restrictions related thereto, and the burden and cost(s) of compliance therewith shall be solely upon Lessee. Under no circumstances whatsoever, shall Lessee, its agents, employees, or assigns, seek to change any zoning and/or subdivision regulations or classifications concerning the Premises described herein without the express prior written approval of RGGS. Lessee shall protect, defend, indemnify, save, and hold RGGS harmless against any consequence arising from Lessee’s failure to comply with any and all applicable zoning and/or subdivision regulations, including but not limited to any and all blasting covenants and restrictions related thereto.

37.	CONDEMNATION OF PREMISES

If the Premises in whole or in part, or any portion thereof or interest therein, shall be acquired or condemned by any action of eminent domain or sold in lieu thereof by or for any public or quasi-public use or purpose, which action shall serve to defeat RGGS’s or Lessee’s rights or ability to mine coal from the Premises, then RGGS shall give notice of any such action to Lessee in writing. Such notice by RGGS to Lessee of such action or determination shall operate to eliminate from this Lease any and all acreage of the Premises so determined by such action or determination. In any such case, Lessee irrevocably agrees that RGGS shall have no responsibility or liability, either directly or indirectly, to Lessee to refund, reimburse, or compensate Lessee for any direct, indirect, incidental, or consequential damage(s) or claims of such damage(s), by Lessee or others for such action or determination. If the Premises in its entirety shall be acquired or condemned by any aforesaid action or determination, then this Lease, and all of the rights granted to Lessee herein, shall cease and terminate as of the date of title vesting in any such action, determination, or proceeding, and all Actual Production Royalties due RGGS by Lessee for coal mined and sold prior to such termination shall be paid up to said date, but any unearned Advance Minimum Royalties, Minimum Royalties or Escrow Royalty paid shall be refunded to Lessee prorated on an acreage basis but only if the amount of condemned acreage is greater than ten percent (10%) of the total Premises. Lessee shall have no claim against RGGS for any value of any unexpired term of this Lease other than the refund of the unearned portion of Advance Minimum or Minimum Royalties paid. Lessee shall have the right, at its sole efforts and expense, to contest such eminent domain action or determination and to make claim against the condemning authority (but not RGGS) for damages incurred by Lessee as a result of such action.

38.	TERMINATION

A.	Termination by RGGS

1. Default in Payment. If Lessee shall make any default in payment of any royalty (Actual Production, Minimum, Wheelage, or otherwise) or in payment of any other sum due to RGGS under this Lease, or should Lessee fail to comply with the insurance provisions of section 25 of this Lease, and such default shall continue for a period of ten business (10) days after the receipt of written notice thereof given by RGGS to Lessee, then RGGS shall have the right at any time after said ten business (10) days to terminate this Lease, and all rights of Lessee hereunder shall thereupon terminate; providing, however, in the event of a bona fide dispute as to the amount of royalty or other sum due, the disputed amounts may be placed in escrow pending resolution of the dispute with a mutually acceptable escrow agent and this Lease will not be considered in default for non-payment of royalty.

2. Other Default by Lessee. Any failure by Lessee to observe or perform any of the other material terms, conditions, obligations or provisions of this Lease shall constitute a default under this Lease. In the event of any such default, RGGS shall give Lessee notice of such default. The Lessee shall have thirty (30) days from the receipt of such notice to demonstrate that it has cured the default, except for any default not susceptible of being cured within such 30-day period, in which event the time permitted to cure such default shall be extended so long as shall be reasonably necessary to cure the same, provided that Lessee commences promptly and proceeds diligently to correct such default. In the event of any failure to so cure, and as often as the same may occur, RGGS shall have the rights, at its sole option, and in addition to any other remedy available to it hereunder, at law or in equity, to immediately terminate this Lease by providing Lessee written notice thereof, whereupon this Lease and the leasehold created hereby shall immediately cease and terminate and be of no further force or effect.

3. Additional Events of Default. If Lessee shall (1) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets; or (2) be unable, or admit in writing, its inability to pay its debts as they mature; or (3) make a general assignment for the benefit of creditors; or (4) be adjudicated a bankrupt or insolvent or dissolved; or (5) file a petition in bankruptcy or for reorganization or for an arrangement pursuant to the Federal Bankruptcy Act or any similar Federal or State law, now or hereinafter in effect; or (6) file an answer admitting the material allegations or consent to or default in answering a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or corporate action shall be taken for the purpose of effecting any of the foregoing; or if an order, judgment or decree shall be entered, without the application, approval or consent of Lessee, by a court of competent jurisdiction, approving a petition seeking reorganization of Lessee or appointing a receiver, trustee or liquidator of Lessee of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of thirty (30) consecutive days; then RGGS shall have the right to terminate this Lease at any time thereafter by giving Lessee written notice of such termination, and upon the giving of such notice, this Lease and the rights herein granted to Lessee shall terminate.

B. Additional Remedies of RGGS. The remedies under this Lease shall be cumulative, rather than exclusive, and RGGS shall have upon the occurrence of any event of default under sub-sections 1, 2 or 3 of section A of this section 38, the right to exercise, in addition to any and all rights available under Illinois statutory law or common law, the option to terminate this Lease, re-enter and take possession of the Premises without initiation of legal process, and thereafter re-let the same, or any part thereof, for the balance of the term hereof, or any part thereof; upon such condition as RGGS may deem proper. Neither re-entry nor re-letting shall discharge Lessee from the payment of royalties due at the time of termination or reentry, or from any unsatisfied obligation of the Lessee under this Lease.

C. Failure to Exercise Remedies. No termination or re-entry hereunder by RGGS shall bar the recovery of accrued royalties or damages for the breach of any of the terms, conditions or covenants on the part of Lessee herein contained. The receipt of royalties after breach of covenant or after condition broken shall not be deemed a waiver by RGGS of its right to recover damages, nor shall failure of RGGS to recognize an act on any default by Lessee hereunder constitute a waiver of its rights later to act hereon or on any other default by Lessee hereunder.

D. Re-entry. The Lessee shall have the right after termination of this Lease for any reason, to re-enter upon the Premises for the purpose of reclaiming areas disturbed by Lessee’s mining operations and otherwise complying with requirement of any federal, state or local law, rule, regulation or ordinance.

E. Termination by Lessee. Should Lessee complete the mining of all Economically Mineable and Merchantable Coal required hereby to be mined by Lessee, and if Lessee is not in default of any of the covenants, terms, and conditions of this Lease, thereafter Lessee shall have the right to terminate this Lease upon thirty (30) days’ written notice to RGGS. Should the parties hereto not agree that all Economically Mineable and Merchantable Coal has been mined according to Best Mining Practice as defined in section 18 hereunder, the parties shall resolve the matter by the Dispute Resolution Provisions of section 38 F.

F. Dispute Resolution Procedures. If the Parties are unable to resolve through negotiations any matter covered by sections 5.3, 18, 20.2, 22, 23.2, 23.3 and/or 38.E of this Lease within the time limits imposed by the relevant section, then the matter in dispute, including any dispute regarding this agreement to arbitrate, shall be resolved by mandatory binding arbitration by one arbitrator to be conducted in accordance with the commercial arbitration rules of the American Arbitration Association then in effect. The arbitrator shall be a mining engineer having experience in underground mining and the surface uses associated therewith. The parties acknowledge and agree that the subject matter of this Lease involves interstate commerce in a number of ways, including that the sources of financing, inventory and distribution of product. The parties seeking affirmative (monetary or declaratory) relief shall prepay all arbitration filing fees and processing fees, subject to apportionment and award by the arbitrator(s). All issues concerning whether, or the extent to which, a dispute or claim is subject to arbitration, including issues relating to the enforceability of this provision, shall be determined by the arbitrator(s), or, if it is determined that a court must make such a decision, by a court of competent jurisdiction, without a jury. If, for some reason, a dispute or claim is not subject to arbitration, then such shall be decided by a court of competent jurisdiction without a jury. All statutes of limitations or other defenses relating to the timeliness of the assertion of the dispute or claim shall be applicable in any such arbitration, and the commencement of an arbitration proceeding shall be deemed the commencement of an action for such purposes. Any arbitration that proceeds pursuant to this section shall be held in Denver, Colorado, unless the parties shall otherwise agree, and shall be in lieu of any civil litigation in any court and any trial by jury. Any party to this agreement, including their heirs, successors and assigns, who fails or refuses to arbitrate in accordance with the terms of this binding arbitration agreement shall, in addition to any other relief awarded through arbitration, be taxed by the arbitrator(s) with all of the costs, including reasonable attorneys fees, of any other party who had to resort to judicial or other means to compel arbitration in accordance with the terms hereof. The judgment upon the final decision rendered in arbitration shall be final and may be entered in any court having jurisdiction.

39.	REMOVAL OF EQUIPMENT

39.1 In the event of expiration or termination of this Lease, for any reason whatsoever, and upon condition that:

(1) All sums of money due RGGS by the Lessee under this Lease shall have been paid to and acknowledged by RGGS; and

(2) All of Lessee’s covenants and obligations to RGGS under this Lease have been fully kept and performed to the reasonable satisfaction of RGGS; then the Lessee shall have the right to remove from the Premises described herein, within one (1) year after said expiration or termination, all of Lessee’s structures, equipment, machinery, improvements, and other property of Lessee which the Lessee may have placed upon the Premises during the term of this Lease.

39.2 If Lessee does not remove said structures, equipment, machinery, improvements, and other property of Lessee from the Premises, as provided above, Lessee irrevocably agrees that RGGS, at its sole option, shall be deemed the sole owner of said property remaining on the Premises, and RGGS shall have the additional right, at its sole option, to remove the property at Lessee’s expense or to sell such of Lessee’s property remaining on the Premises as is necessary to defray the cost(s) of removal of all or any part of the remaining aforementioned property.

40.	INTEREST

In the event of failure of Lessee to pay any royalty (Actual Production, Minimum, Wheelage or otherwise) or to pay any other sum of money due RGGS under this Lease, when due and without demand by RGGS, and in addition to all other rights of RGGS hereunder, RGGS shall have the right, without further notice to Lessee, to assess interest on all such past due royalties (Actual Production, Minimum, Wheelage or otherwise) and other sums at the rate of one percent (1%) per month of the unpaid delinquent balance from the date of delinquency until paid. Assessment of interest by RGGS shall in no way be deemed or construed, by Lessee or others, to be a waiver of Lessee’s obligation to promptly pay all royalties (Actual Production, Minimum, Wheelage or otherwise) and other sums due RGGS, when due and without demand, or to be a waiver or bar to the subsequent exercise or enforcement by RGGS of any other provisions of this Lease or any other right of RGGS hereunder.

41.	ASSIGNMENT

41.1 Restriction on Transfer and Permitted Transfers.

(a) It is specifically understood and irrevocably agreed by and between RGGS and Lessee that this Lease, the rights granted to Lessee hereby, and the mining contemplated hereunder is personal to Lessee and that RGGS is relying on the mining expertise personal to Lessee and its principals, its employees, and/or entities owned or controlled by its principals, employees and/or entities and that mining by the Lessee is of the essence hereof. It is hereby understood and irrevocably agreed that Lessee shall not have the right and shall not sell, transfer, mortgage, pledge, collateralize, pass, assign, sublease or encumber (“collectively, “Transfer”) this Lease or any interest in the Premises, in whole or in part, unless such sale, transfer, mortgage, pledge, collateralization, pass, assignment, sublease or encumbrance is a “Permitted Transfer” without the express prior written consent of RGGS, and Lessee hereby specifically and irrevocably waives and relinquishes all rights to make any such sale, transfer, mortgage, pledge, collateralization, pass, assignment, sublease or encumbrance without such written consent. Lessee may, however, allow the mining of coal on the Premises hereunder by other parties, only on a contract or sub-contract basis, upon condition that Lessee shall promptly notify RGGS in writing of such intent or desire and that Lessee shall remain fully liable and responsible for the full performance, actions, and behavior of such party(ies) and for the performance of all of Lessee’s covenants, duties, and obligations to RGGS hereunder.

(b) The following events are Permitted Transfers:

(i)	Any Transfer to a fifty one percent (51%) affiliate of Lessee, excluding from the calculation any interest owned by an affiliate of RGGS.

(ii)	Any Transfer to a lender or group of lenders to Lessee where Lessee is pledging its leasehold interest as security for the loan and said loan or financing is in an amount in excess of Ten Million Dollars ($10,000,000).

(iii)	Any Transfer to an investor of a Net Profits Royalty Interest in this Lease where such net profits interest terminates upon termination of the Lease.

(iv)	Any Transfer of an income or free cash flow participation interest in this Lease where such income or free cash flow participation interest in this Lease terminates upon termination of the Lease.

(c) The following events from and after one year after first longwall coal production at the Premises, are Permitted Transfers provided that RGGS grants consent to transfer which consent shall not be unreasonably withheld:

(i)	Any Transfer to a “Reputable and Prudent Coal Mining Company.” A Reputable and Prudent Coal Mining Company is any entity or its parent or Affiliate that over each of the three years immediately preceding the date of the Permitted Transfer (v) has produced not less than five (5) million tons of coal annually, whether directly or indirectly through subsidiaries or contract miners; (w) has not filed a voluntary bankruptcy petition or been declared a bankrupt; (x) has not been blocked by any governmental agency from holding any necessary mining permits; (y) is not known to have forfeited any leases for coal reserves as a result of uncured defaults under such leases and (z) has a net worth of Thirty Million Dollars ($30,000,000) or more on a consolidated basis.

(ii)	Any Transfer to a public company that is listed on the New York or London exchange.

(iii)	Any Transfer to an entity in which Lessee is contributed to allow the successor entity to issue shares to the public in a public offering.

(d) In the event of any Permitted Transfer under section 41.1 (b) and (c), the transferee shall be subject to the terms and conditions of that certain Letter Agreement for Options to Invest by and between Sugar Camp Energy LLC, Raven Energy LLC and Rock Creek Ranch I Ltd. dated as of the date of this lease.

(e) In the event of any Permitted Transfer, the transferee shall agree to assume and be bound by each and every covenant, term or condition of this Lease to the same extent as if such transferee had been named as the original Lessee; provided, however that in a Permitted Transfer under section 41.1(b)ii, that the lender shall only assume and be bound by each and every covenant, term or condition of this Lease to the same extent as if such lender had been named as the original Lessee in the event of foreclosure.

41.2 Additional Restrictions on Transfer. In addition to the restrictions on transfer found in section 41.1, the following transfers are prohibited without the express prior written consent of RGGS:

(1) sale of the interests of the Lessee hereunder by execution or other legal process; or

(2) should Lessee, at any time during the term of this Lease, become insolvent; or

(3) should a receiver or trustee be appointed by or for Lessee by third parties, or for the property of Lessee; or

(4) if Lessee is either a general or limited partnership, should any general partner die, withdraw, or be replaced.

41.3 Benefits. Except to the extent that assignment is otherwise prohibited hereby, this Lease shall inure to and be binding upon the respective successors and assigns of the parties hereto.

41.4 Termination. Should there be an assignment or other event in contravention of sections 41.1 or 41.2 hereof, then in each of the aforesaid cases, RGGS shall have the right to irrevocably terminate this Lease, and all rights granted to Lessee herein, by giving Lessee ten (10) days’ written notice of its intention to do so, and at the expiration of said ten (10) days, after mailing such written notice, this Lease and all of the rights granted to Lessee herein, shall be deemed terminated, null, and void.

42.	OWNERSHIP OF THE PREMISES

Any and all of RGGS’s interests in the Premises and to all of the animal, vegetable, mineral, and non-mineral substances, and any other substances of value, contained or located therein or thereon, are solely the property and possessions of RGGS, and the rights and privileges granted to Lessee under this Lease are solely by virtue of lease, and neither the rights granted to Lessee by this Lease, nor any interest(s) of RGGS in the Premises, whatever they may be, in whole or in part, nor any portion of the afore described, is considered to be, and in no way shall be construed by Lessee or others to be a possession, asset, or chattel of Lessee, its principals, employees, agents, contractors, or assigns which can be sold, transferred, mortgaged, pledged, collateralized, passed, assigned, subleased, or given out in any manner whatsoever, including proceedings of a bankruptcy, without the express prior written consent of RGGS.

43.	WAIVER OR BAR

Neither failure or failures to exercise any right of RGGS under this Lease nor any delay or delays in exercising any such right, nor any delay in giving nor any failure to give any notice to Lessee hereunder shall be deemed by Lessee or others to be a waiver of any right of RGGS hereunder or any bar to the subsequent exercise or enforcement by RGGS of any of the provisions of this Lease or any right of RGGS hereunder. Furthermore, no waiver or forgiving by RGGS, for any reason whatsoever, of any default of Lessee under this Lease shall be construed, by Lessee or others, to operate as a waiver of any other default of Lessee under this Lease or the same default of Lessee on a future occasion.

44.	ENTIRE AGREEMENT

This Lease constitutes the entire agreement between the parties hereto and supersedes, voids, and nullifies any and all other written or oral understandings or agreements between the parties hereto concerning the subject matter hereof. No modification, alteration, or amendment to this Lease shall be valid unless made in writing and duly executed by the proper parties hereto.

45.	CONFIDENTIALITY

This Lease, and the terms, conditions, provisions, and covenants hereof are personal and confidential between RGGS and Lessee, and their respective Affiliates, successors, and assigns. It is therefore understood and irrevocably agreed by Lessee that none of the aforesaid terms, conditions, provisions, and covenants shall be divulged, given out, or made public in any manner whatsoever, except by an act or order of a court of law, to any person(s), party(s), company(s), corporation(s), or organization(s) whatsoever without first obtaining the express prior written consent of RGGS, which consent may be withheld for any reason whatsoever, and whose decision in such matter shall be final and binding upon Lessee.

46.	RECORDING

This Lease, and the terms, conditions, provisions, and covenants hereof are personal and confidential between RGGS and Lessee, and their respective Affiliates, successors, and assigns. It is therefore understood and irrevocably agreed by Lessee that if Lessee desires to record this Lease with any probate court of any county in which the Premises described herein are a part, Lessee will notify RGGS, in writing, of such desire and RGGS shall within thirty (30) days, provide Lessee with a “Memorandum” of this Lease for recording purposes. The costs and efforts of recording said Memorandum of this Lease shall be solely upon Lessee.

47.	NOTICE TO PARTIES

Any notice provided for or permitted herein to be given by either party to the other party shall be conclusively deemed to have been given upon deposit thereof in United States Certified mail (return receipt requested), postage prepaid, and addressed to the parties as follows:

(1) If by RGGS to Lessee:

Mr. John Dickinson

Sugar Camp Energy, LLC

430 Harper Park Drive

Beckley, West Virginia 25801

With copy (not constituting notice) to:

Mr. Brian A. Glasser

Bailey & Glasser, LLP

209 Capitol Street

Charleston, West Virginia 25301

or to any changed address of which Lessee shall give RGGS written notice.

(2) If by Lessee to RGGS:

Mr. Daniel Clark

RGGS Lands & Minerals Ltd., L.P.

909 Fannin, Suite 2600

Houston, Texas 77010

Fax: 713-951-0191

With copy to: Mr. William F. Lawrence

RGGS Land & Minerals Ltd., L.P. 6200 E. J.

Oliver Blvd., Suite 126 Fairfield, Alabama 35064

Fax: 205-780-2827

or to any changed address of which RGGS shall give Lessee written notice.

48.	SECURITY PROTECTION

Lessee shall, not later than the date of first coal production, provide RGGS with security protection as hereinafter set forth which will guarantee to RGGS that all of Lessee’s or Lessee’s assigns’ obligations and liabilities to RGGS under this Lease shall be expeditiously kept and performed to the reasonable satisfaction of RGGS.

(a) Lessee shall provide RGGS with a standing irrevocable domestic Letter-of-Credit with a bank or banks acceptable to RGGS in an amount not less than Two Million Dollars ($2,000,000.00), including RGGS, its successors and assigns, as the sole beneficiary thereof.

(b) The form of Letter of Credit must be reasonably acceptable to RGGS, must be irrevocable as long as Lessee has Economically Mineable and Merchantable Coal remaining on the Premises, and must be immediately payable to RGGS upon demand by RGGS in the event Lessee should default on any monetary obligation to RGGS. Should RGGS withdraw any funds from the security provided by Lessee to satisfy a monetary obligation, Lessee agrees to replace the funds withdrawn within ten (10) days following receipt of written notice from RGGS that funds have been withdrawn. Each year on the anniversary of the Lease, the amount of security available in the Letter of Credit required may be adjusted upward or downward upon written notice from RGGS so that it shall equal the average of the three highest monthly royalty payments during the previous year rounded upward to the next higher Ten Thousand Dollar ($10,000) increment. Upon receiving a written notice from RGGS of an adjustment to the amount of security required, Lessee shall have Thirty (30) days to provide said adjusted security to RGGS.

49.	FIRE AND/OR FLOOD

If a fire or flood, within or coming from the Premises and starting during the time that this Lease is in effect, causes damage to RGGS, Lessee shall be solely liable and responsible for such damage and shall pay RGGS for such damage unless Lessee can prove that Lessee did not cause such damage.

50.	SEVERABILITY

If any provision of this Lease or the application thereof to RGGS or Lessee shall, for any reason and to any extent, be held. to be invalid or unenforceable, the remainder of this Lease shall not be affected thereby, but rather shall be enforced to the greater extent permitted by law.

51.	SECTION HEADINGS

The section headings contained herein are provided and inserted for convenience only and shall not be construed to affect, control, govern, limit, or restrict the meaning, content, construction, interpretation, or applicability of any section herein or provision hereof.

52.	DEFINED TERMS

Terms which are defined in this Lease shall, unless expressly limited so as to apply to particular section or sections, be deemed to have the same meaning for the entire Lease, even if defined at a point later in the Lease than first used.

53.	ACKNOWLEDGMENT

Lessee expressly acknowledges and irrevocably agrees, by its signature hereon, that Lessee has read and fully understands all of the terms, provisions, covenants, conditions, restrictions and limitations of this Lease and that Lessee has entered into this Lease of its own free will, without enticement, coercion, or duress from RGGS, its agents or employees.

IN WITNESS WHEREOF, the parties hereto have caused this Lease to be executed, in duplicate, by their duly authorized officers or representatives as of the day and year first above written.

RGGS LAND & MINERALS LTD., L.P.

By:	Gordy Oil Company, a Texas corporation
Its:	General Partner

By:	/s/ Russell D. Gordy
Russell D. Gordy, President

Date:	7-29-05

SUGAR CAMP ENERGY, LLC

By:	Cline Resource and Development Company
Its:	Manager

By:	/s/ John Dickenson II

Its:	Vice President

Date:	7-29-05

Exhibit 10.27

FIRST AMENDMENT TO

COAL MINING LEASE

This First Amendment to Coal Mining Lease, entered into this 11th day of August, 2008, by and between RGGS LAND & MINERALS, LTD., L.P., a Delaware limited liability partnership, hereinafter referred to as “RGGS” and SUGAR CAMP ENERGY, LLC, a Delaware limited liability company, hereinafter referred to as “Lessee”;

Premises of this Amendment: The parties entered into a Coal Mining Lease dated July 29, 2005, (“Coal Mining Lease”) wherein RGGS leased certain coal lands in Illinois to Lessee. By inadvertence, all rights appurtenant to Coal owned by RGGS were not expressly granted to Lessee as intended by the parties.

Therefore, the Coal Mining Lease is hereby amended as follows:

1. In addition to all rights granted to Lessee in Section 1, Granting Clause, of the Coal Mining Lease, RGGS hereby grants to Lessee, as part of the leasehold, all mining rights, easements, rights-of-way, surface and subsurface rights, options and other rights of any kind or nature, express or implied, which are appurtenant to RGGS’ ownership of the Coal (collectively, “Appurtenant Rights”) so long as the same are exercised in connection with mining and removing Coal by underground mining methods in accordance with the Coal Mining Lease.

2. Where necessary or convenient, Lessee may exercise such Appurtenant Rights, and enforce them, in the name of RGGS for the benefit of Lessee or RGGS; RGGS does hereby grant to Lessee a power of attorney to exercise and enforce such rights in RGGS’ name; provided that Lessee shall indemnify and hold harm less RGGS for any costs and/or liabilities related to such exercise or enforcement. Prior to the exercise of such Appurtenant Rights, Lessee shall submit its plans to RGGS for review and approval according to the provisions provided for under Paragraph 20.2 of said Coal Mining Lease. Any Appurtenant Rights so exercised hereunder shall not be exclusive to Lessee but shall be also to the benefit of Lessor as they may be applicable to the rights reserved by Lessor. Upon the termination or cancellation of the Coal Mining Lease such Appurtenant Rights so exercised by Lessee shall revert to Lessor on a case by case basis at the option of Lessor.

3. “Coal”, as used herein, shall have the same meaning as in the Coal Mining Lease, defined in Section 1(1), page 1.

4. All other terms and conditions of the Coal Mining Lease are hereby ratified and reaffirmed.

In witness whereof, the parties hereto have caused this First Amendment to Coal Mining Lease to be executed, in duplicate, by their duly authorized officers or representatives effective as of the day and year first above written.

RGGS LAND & MINERALS LTD., L.P.

By:	Gordy Oil Company, a Texas corporation
Its:	General Partner

By:	/s/ Russell D. Gordy
Russell D. Gordy, President

Date:	8/4/08

SUGAR CAMP ENERGY, LLC

By:	/s/ John F. Dickinson II
Its: Authorized Person

Date:	8-11-08

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Exhibit 10.28

AMENDMENT DATED DECEMBER 21, 2010

TO COAL MINING LEASE

THIS AMENDMENT, MADE AS OF December 21, 2010, amends that certain Coal Mining Lease, entered into the 29th day of July, 2005, by and between RGGS LAND & MINERALS, LTD., L.P., a Delaware limited liability partnership, hereinafter referred to as “RGGS” and SUGAR CAMP ENERGY, LLC, a Delaware limited liability company, hereinafter referred to as “Lessee”;

For valuable consideration, the receipt and sufficiency of which is hereby acknowledged by Lessor and Lessee, it is agreed that subparagraph (a) of Section 48, Security Protection, is amended to read as follows, with the underscored provisions being added by this amendment:

(a) Lessee shall provide RGGS with a standing irrevocable domestic Letter-of-Credit with a bank or banks acceptable to RGGS in an amount not less than Two Million Dollars ($2,000,000.00), including RGGS, its successors and assigns, as the sole beneficiary thereof. The duty to maintain a Letter-of-Credit shall be a continuing duty, and Lessee shall provide a renewed, extended or replacement Letter-of-Credit not later than thirty (30) days prior to the end of the term of any outstanding Letter-of-Credit. The failure to timely provide a renewed, extended or replacement letter of credit shall be cured by Lessee within five (5) days of notice by Lessor, without regard to any extended cure times allowed by Section 38.A(2).

IN WITNESS WHEREOF, the parties hereto have caused this Lease to be executed, in duplicate, by their duly authorized officers or representatives as of the day and year first above written.

RGGS LAND & MINERALS LTD., L.P.
By:	Gordy Oil Company, a Texas corporation
Its:	General Partner

By:	/s/ Russell D. Gordy
Russell D. Gordy, President

Date:	12/21/2010

SUGAR CAMP ENERGY, LLC
By:	Cline Resource and Development Company, Donald R. Holcomb
Its:	Manager

By:	/s/ Donald R. Holcomb

Date:	12-21-10

Exhibit 10.29

SURFACE SUBLEASE

THIS SURFACE SUBLEASE (“Sublease” or “Agreement”) is entered into as of this 6th day of March, 2012 (the “ Effective Date”) by and between SUGAR CAMP ENERGY, LLC, a Delaware limited liability company (“Sublessor”) and HOD, LLC, a Delaware limited liability company (“Sublessee”).

RECITALS:

A. Sublessor currently leases a tract of coal reserves situate in Franklin County, Illinois, pursuant to that Coal Mining Lease by and between RGGS Land & Mineral LTD, L.P. (“RGGS”) and Sublessor, dated August 25, 2005, as amended from time to time (the “Coal Lease”);

B. The Coal Lease grants Sublessor the right to use the surface of the lease premises that is reasonably necessary and directly related to required surface facilities for the underground mine, as set forth with more particularity in Section 23 of the Coal Lease;

C. As of the Effective Date and subject to that certain Purchase and Sale Agreement dated as of the Effective Date (“Purchase and Sale Agreement”), Sublessor is Selling to Sublessee certain of Sublessor’s right, title and interest in a batch weigh/unit train load out system as depicted on “Exhibit A” attached hereto (the “Sugar Camp Rail Load Out”) which is located on the leased premises subject to the Coal Lease;

D. Sublessee requires the execution of this Sublease as additional consideration for its purchase of the Sugar Camp Rail Load Out;

E. Sublessee has reviewed the terms of Section 23 of the Coal Lease, and expressly agrees to be bound by and comply with Section 23 of the Coal Lease in all respects;

F. Sublessor desires to sublease to Sublessee all of its right, title and interest in and to the surface of the real property depicted in Exhibit A (the “Surface Premises”), so that Sublessee shall have the right, subject in all respects to the terms and provisions of Section 23 of the Coal Lease and pursuant to the terms of this Sublease, to use the Surface Premises in any way which may be necessary for the operation or maintenance of the Sugar Camp Rail Load Out;

G. Capitalized but not otherwise defined terms used herein shall have the meaning assigned in the Purchase and Sale Agreement.

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WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.0 Demise.

Subject to all exceptions, reservations, conditions, waivers and restrictions contained in the Coal Lease and all prior deeds and other instruments forming the chain of title of the Surface Premises, and further subject to all the exceptions, reservations, terms and conditions expressly stated in this Sublease, Sublessor does hereby SUBLEASE, LET and DEMISE the Surface Premises to Sublessee. Sublessor’s sublease and demise of the Surface Premises to Sublessee is conditioned upon Sublessee’s agreement to comply with all terms and conditions contained in Section 23 of the Coal Lease as relates to the Surface Premises, which Coal Lease is attached hereto as “Exhibit B” and incorporated herein by reference.

2.0 Use Rights Within the Subleased Surface Premises.

Sublessor hereby grants unto Sublessee the right to use the surface of the Surface Premises to construct, operate and maintain the Sugar Camp Rail Load Out, and any other structures incident or necessary thereto, including rail road track, parking areas, storage buildings and areas, utilities, water and sewer lines, pipelines and power lines, or to grant permission to a third party to construct the same, and to conduct such other surface operations that are reasonably necessary in connection with the operation of the Sugar Camp Rail Load Out on the Surface Premises; provided, however, that Sublessee shall not construct any permanent surface impoundments, fill or storage areas or disposal operations of any kind or nature on the Surface Premises without the prior written consent of Sublessor; and provided further that Sublessee shall comply in all respects with the terms and conditions of the Coal Lease.

3.0 Grant of Easement and License.

Sublessor also grants unto Sublessee an easement, right of way and license for the term of this Sublease to use the Surface Premises for the purpose of operating and maintaining the Sugar Camp Rail Load Out.

4.0 Additional Surface Rights within the Subleased Surface Premises:

Sublessor hereby further grants unto Sublessee the following additional rights relating to the conduct of operations on the Surface Premises:

a. The right of ingress, egress and all other access rights for all purposes related to the operation of the Sugar Camp Rail Load Out and the occupation of the Surface Premises under this Sublease, including, but not limited to, the right to construct and maintain roadways in such locations as may be approved by Sublessor, which approval shall not be unreasonably withheld;

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b. The right to conduct surveying, and all other testing, examination or prospecting that may be necessary or convenient to Sublessee’s use of the Surface Premises under this Sublease;

c. The right to construct, operate and maintain such facilities and/or structures on the Surface Premises as may be necessary or convenient to the operation of the Sugar Camp Rail Load Out; provided, however, that all such facilities and structures must comply with the terms of the Coal Lease, this Sublease and all permits on the Surface Premises, and provided further that Sublessee may not construct any ponds, reservoirs for water or waste material, stockpiles, valley fills and/or dump minerals, overburden, tailings, spoils, or other waste material, or construct or operate leaching ponds of any kind or nature on the Surface Premises without the prior written consent of Sublessor. No buildings, structures, improvements, or other obstruction shall be constructed within the limits of any electric transmission or distribution line right of way reserved from this Sublease. All disposal operations within any reserved easement and right of way must comply with applicable code clearance requirements, and shall be subject to Sublessor’s approval.

d. The right to construct or grant permission for a third party to construct any pipelines, power lines, water and sewer lines, or utilities on the Surface Premises, or to grant permission to a third party to construct the same, as Sublessee may deem appropriate; provided, however, that Sublessee shall not construct, operate or maintain any structures that fail to comply with the Coal Lease, this Sublease and all permits and laws governing the Surface Premises.

e. The right to operate and maintain the Sugar Camp Rail Load Out.

f. In the event the Sublessor’s written consent is reasonably required by any administrative agency of Illinois or any other state or the United States of America, Sublessor agrees to timely sign, without further compensation, any required document indicating its consent and approval of Sublessee’s operations hereunder, subject to all terms and conditions of this Sublease and all exceptions and reservations either expressly or generally noted in Paragraph 5.0.

g. The right, if necessary, after the termination or expiration of this Sublease, to continue to have access to the Surface Premises in connection with the conduct of any restoration or reclamation operations, without further compensation therefore, subject to all terms and conditions of the Coal Lease, this Sublease and all exceptions and reservations either expressly or generally noted in Paragraph 5.0.

h. The exclusive right to use the Sugar Camp Rail Load Out for any lawful purpose.

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5.0 Exceptions and Reservations:

The Sublessor hereby reserves to itself, its employees, subcontractors, agents, successors and assigns:

5.1 The right to enter in or upon the Surface Premises, at Sublessor’s sole expense and risk, during normal working hours, for the purpose of inspecting the Surface Premises, in a manner which shall not unreasonably interfere with the business of the Sublessee in its operations under this Sublease;

5.2 All exceptions, reservations, conditions, waivers and restrictions contained in all prior deeds and other instruments forming the chain of title of the Surface Premises.

5.3 The right to mine and remove coal under the Surface Premises, make and use underground passages or entries through the Surface Premises to and from other mines and lands adjacent thereto, the right to produce and sell Gob Gas and Horizontal Borehole Gas (as defined in the Coal Lease) from the Surface Premises, the right to subside the Surface Premises in connection with Sublessor’s longwall mining operations under the Surface Premises (after taking appropriate measures to mitigate any potential damage to the Sugar Camp Rail Load Out facility), and any and all other rights to the Surface Premises granted to Sublessor under and in the Coal Lease not specifically granted exclusively to Sublessee in this Sublease.

6.0 Term; Exclusivity.

6.1 This Sublease shall become effective upon the Effective Date and shall continue in effect for a period of Twenty (20) years, unless sooner terminated as hereinafter provided. Sublessee may elect to extend the term of this Sublease for an additional five year term on the same terms and conditions set forth herein by delivering a notice of extension to Sublessor not less than one hundred twenty (120) days prior to the date of termination. Sublessee may extend the term of this Lease a maximum of sixteen (16) times. Notwithstanding any language to the contrary in this Agreement, this Sublease is intended to be coterminous with and subject to the term of the Lease Agreement between Sublessee and Sublessor dated of even date herewith with respect to the Sugar Camp Rail Load Out and shall terminate and be or no further force and effect upon the termination of said Lease Agreement.

6.2 During the Term, Sublessee shall have the exclusive right to occupy the Surface Premises, subject to Sublessor’s Exceptions and Reservations set forth in Paragraph 5.0, and shall have the exclusive right to use and operate the Sugar Camp Rail Load Out.

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6.3 This Sublease shall apply to and bind Sublessor and its affiliates and their respective heirs’, successors’ and assigns’ interests in all renewals, extensions, and other similar arrangements with respect to the Coal Lease, whether such renewals, extensions or arrangements have heretofore been obtained by or for Sublessor or any affiliate thereof.

7.0 Consideration.

The consideration for Sublessor’s lease of the Surface Premises to Sublessee is as set forth in the recitals hereto (incorporated herein by reference) and the parties hereto acknowledge there shall be no additional rent or consideration due to Sublessor during the Term hereof.

8.0 Cooperation and Reasonable Efforts.

Sublessor and Sublessee agree that from time to time after the Effective Date (a) they will execute and deliver (or cause their respective Affiliates to execute and deliver) such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement and the other Transaction Documents (as defined in the Purchase and Sale Agreement) and (b) they will (or will cause their respective Affiliates to) pay over to or reimburse any other Party for any revenue received, tax paid or refunded or other expense paid or amount received that is properly payable to such other Party based upon the ownership of the Assets at the time such payment, right or obligation accrued or was received. Any such further action described in clause (a) shall be made at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Article 6).

9.0 Waiver of Jury Trial.

THE PARTIES TO THIS SUBLEASE AGREE TO, AND DO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS SUBLEASE OR THE PARTIES’ PERFORMANCE HEREUNDER, OR ANY CLAIM OF DAMAGE RESULTING FROM ANY ACT OR OMISSION OF THE PARTIES, OR EITHER OF THEM, IN ANY WAY CONNECTED WITH THIS SUBLEASE.

10.0 Limitation on Liability.

NOTWITHSTANDING ANY OTHER PROVISION OF THIS SUBLEASE, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT, CONTRACT OR OTHERWISE.

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11.0 Entire Agreement.

This writing, together with the Coal Lease, is intended by the parties to be the final, complete and exclusive statement of their agreement about the matters covered herein. THERE ARE NO ORAL UNDERSTANDINGS, REPRESENTATIONS OR WARRANTIES AFFECTING IT. All Exhibits hereto are incorporated herein and are an integral part of this Sublease. No officer or representative of either party shall have the authority to subsequently change this Sublease, orally or by course of conduct, and any subsequent change in this Sublease shall not be valid unless the same be in writing and duly executed by each of the parties hereto.

12.0 Conveyance of the Premises.

During the Term hereof, if Sublessor is required to purchase the Surface Premises from RGGS pursuant to Section 23.1 of the Coal Lease, and provided Sublessee is in material compliance with all other terms of this Sublease, Sublessee shall have the option to cause Sublessor to assign to Sublessee the Surface Premises to Sublessee for no additional consideration.

13.0 Indemnification of RGGS.

RGGS in no way shall be liable for any injury or damage, or claims of injury or damage, whatsoever to persons or property, including but not limited to damage from subsidence, which may result from Sublessee’s exercise of the rights granted to Sublessee hereunder or from the activities and/or operations of Sublessee or its principals, employees, contractors, agents or assigns on the Surface Premises under this Sublease and/or from the lack of safety (latent or patent) of the Surface Premises, and Sublessee assumes all risk of personal injury, death, and/or property damage from any cause whatsoever except for the on-site activities of RGGS which are negligent. Sublessee irrevocably agrees that it shall indemnify, protect, hold harmless, save, and defend RGGS, its successors, assigns, directors, officers, partners, employees, affiliates and agents (each a “Protected Party”) from and against any and all suits, actions, legal proceedings, claims, demands, court costs, litigation expenses, attorneys’ fees, consultants fees, judgments, awards, and other costs or expenses whatsoever, in any manner caused by, arising from, incident to, related to, connected with, or growing out of the activities and/or operations of Sublessee or its affiliates or assigns hereunder, or the use or occupation of the Surface Premises by Sublessee, its principals, employees, contractors, agents or assigns. Sublessee’s obligations under this section 13 shall survive the termination or expiration of this Sublease until the later of (x) seven years after termination or expiration, (y) when the last claim under this section is resolved or (z) when Sublessee completes all post mining activities on the Premises.

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Without limiting section the foregoing paragraph, in the event and to the extent a claim is made by an employee of Sublessee against a Protected Party hereunder, Sublessee, its successors and assigns will indemnify the Protected Party to the same extent as if the claim were made by a nonemployee of Lessee, notwithstanding any statute or judicial decision otherwise disallowing such indemnification. It is the intent of this Sublease that, as a part of the consideration of Sublessee to Sublessor under this Sublease, and regardless of any defense the Sublessee might have, Sublessee, its Successors and assigns, shall indemnify the Protected Party against all claims of any nature whatsoever.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Sublessor and Sublessee have caused this writing to be signed by their respective duly authorized officers, in duplicate, and each represents and warrants that the signer has proper authority to enter into this Sublease on behalf of Sublessor and Sublessee, respectively, all as of the date and year first written above.

HOD LLC, a Delaware limited liability company

By:	NRP (Operating) LLC, its sole managing member,

By:	/s/ Nick Carter
Name:	Nick Carter
Title:	President and Chief Operating Officer

SUGAR CAMP ENERGY, LLC

By:	/s/ Michael J. Beyer
Name:	Michael J. Beyer
Title:	President

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Exhibit 10.30

LEASE AGREEMENT

THIS LEASE AGREEMENT (“Lease”) is entered into as of this 6th day of March, 2012 by and between HOD LLC, a Delaware limited liability company (“Lessor”) and SUGAR CAMP ENERGY, LLC a Delaware limited liability company (“Lessee”).

RECITALS

A. Lessee currently leases a tract of real property and certain coal reserves (the “RGGS Reserves”) pursuant to that Coal Mining Lease made and entered into as of July 29, 2005, by and between RGGS Land & Mineral LTD., L.P., as lessor, and Lessee, as Lessee, as amended from time to time (the “RGGS Lease”);

B. Lessee has the right to mine certain additional coal reserves (the “TVA Reserves,” and collectively with the RGGS Reserves, the “Sugar Camp Mine”) pursuant to that Assignment and Assumption Agreement dated August 4, 2009, by and between the United States of America, acting by and through its legal agent, the Tennessee Valley Authority, as lessor, Illinois Fuel Company, LLC, as assignor, and Ruger Coal Company, LLC, an affiliate of Lessee, as assignee (the “TVA Lease,” and collectively with the RGGS Lease, the “Coal Leases”);

C. Pursuant to that certain Sublease made and entered as of the date hereof by and between Lessee and Lessor (the “Sublease”), Lessee subleased to Lessor certain of its lease rights to a portion of the tract of real property demised to Lessee under the RGGS Lease, as depicted on Exhibit A (the “Surface Premises”);

D. Lessor owns a batch weigh/unit train load out system and related infrastructure situate on the Surface Premises (the “Sugar Camp Rail Load Out”);

E. Lessor desires to lease the Sugar Camp Rail Load Out to Lessee for the purpose of permitting Lessee to operate and maintain the Sugar Camp Rail Load Out, subject to the terms and conditions of this Lease.

F. Lessee will have the exclusive right to use the Surface Premises to throughput all the coal mined from anywhere in the Sugar Camp Mine.

G. Lessor will be paid a Tonnage Fee for the production associated with Longwall Area 1 of the Sugar Camp Mine, an area of mining defined by a map depicted on Exhibit B, as updated from time to time in accordance with Section 8.7 of this Lease (“Longwall Area 1”).

H. This Lease is in all respects subject to the terms and conditions of the RGGS Lease and to RGGS’ ownership interest in all surface and minerals associated with the RGGS Lease, and nothing in this Lease is intended to convey to Lessor any

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interest in any minerals subject to the RGGS Lease or to suggest that Lessor has any right in or to the surface lands subject to the RGGS Lease other than the right to use the Surface Premises, as provided in the Sublease, for the operation of the Sugar Camp Rail Load Out.

WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.0 Demise. Lessor does hereby LEASE, LET and DEMISE the Sugar Camp Rail Load Out to Lessee.

2.0 Use Rights Within the Leased Surface Premises. Lessor hereby grants unto Lessee the right to use the surface of the Surface Premises to construct, operate and maintain the Sugar Camp Rail Load Out, and any other structures incident or necessary thereto, including rail road track, parking areas, storage buildings and areas, utilities, water and sewer lines, pipelines and power lines, or to grant permission to a third party to construct the same, and to conduct such other surface operations that are reasonably necessary in connection with the operation of the Sugar Camp Rail Load Out; provided, however, that Lessee shall not construct any permanent surface impoundments, fill or storage areas or disposal operations of any kind or nature on the Surface Premises without the prior written consent of Lessor.

3.0 Grant of Easement and License. Lessor also grants unto Lessee an easement, right of way and license for the term of this Lease to use the Surface Premises for the purpose of operating and maintaining the Sugar Camp Rail Load Out.

4.0 Additional Surface Rights Within the Leased Surface Premises:

Lessor hereby further grants unto Lessee the following additional rights relating to the conduct of operations on the Surface Premises:

a. The right of ingress, egress and all other access rights for all purposes related to the operation of the Sugar Camp Rail Load Out and the occupation of the Surface Premises under this Lease, including, but not limited to, the right to construct and maintain roadways in such locations as may be approved by Lessor, which approval shall not be unreasonably withheld;

b. The right to conduct surveying, and all other testing, examination or prospecting that may be necessary or convenient to Lessee’s use of the Surface Premises under this Lease;

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c. The right to construct, operate and maintain such facilities and/or structures on the Surface Premises as may be necessary or convenient to the operation of the Sugar Camp Rail Load Out; provided, however, that all such facilities and structures must comply with the terms of this Lease and all permits on the Surface Premises, and provided further that Lessee may not construct any ponds, reservoirs for water or waste material, stockpiles, valley fills and/or dump minerals, overburden, tailings, spoils, or other waste material, or construct or operate leaching ponds of any kind or nature on the Surface Premises without the prior written consent of Lessor. No buildings, structures, improvements, or other obstruction shall be constructed within the limits of any electric transmission or distribution line right of way reserved from this Lease. All disposal operations within any reserved easement and right of way must comply with applicable code clearance requirements, and shall be subject to Lessor’s approval. The rights granted to Lessee in this paragraph include the right to construct, operate and maintain such facilities and/or structures on the Surface Premises (including an additional rail load out) as may be necessary or convenient to throughput excess capacity of coal mined from any areas of the Sugar Camp Mine, provided, however that Lessor shall be paid a Tonnage Fee (as defined below) on any coal mined from Longwall Area 1, regardless of whether or not such coal moves through the Sugar Camp Rail Load Out or the Surface Premises.

d. The right to construct or grant permission for a third party to construct any pipelines, power lines, water and sewer lines, or utilities on the Surface Premises, or to grant permission to a third party to construct the same, as Lessee may deem appropriate; provided, however, that Lessee shall not construct, operate or maintain any structures that fail to comply with this Lease and all permits and laws governing the Surface Premises.

e. The right to operate and maintain the Sugar Camp Rail Load Out.

f. In the event the Lessor’s written consent is reasonably required by any administrative agency of Illinois or any other state or the United States of America, Lessor agrees to timely sign, without further compensation, any required document indicating its consent and approval of Lessee’s operations hereunder, subject to all terms and conditions of this Lease and all exceptions and reservations either expressly or generally noted in Paragraph 5.0.

g. The right, if necessary, after the termination or expiration of this Lease, to continue to have access to the Surface Premises in connection with the conduct of any restoration or reclamation operations, without further compensation therefore, subject to all terms and conditions of this Lease and all exceptions and reservations either expressly or generally noted in Paragraph 5.0.

h. The exclusive right to use the Sugar Camp Rail Load Out for any lawful purpose.

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5.0 Exceptions and Reservations:

The Lessor hereby reserves to itself, its employees, subcontractors, agents, successors and assigns:

5.1 The right to enter in or upon the Surface Premises, at Lessor’s sole expense and risk, during normal working hours, for the purpose of inspecting the Surface Premises, in a manner which shall not unreasonably interfere with the business of the Lessee in its operations under this Lease;

5.2 All exceptions, reservations, conditions, waivers and restrictions contained in all prior deeds and other instruments forming the chain of title of the Surface Premises.

6.0 Term; Exclusivity.

6.1 This Lease shall become effective upon the date of execution hereof and shall continue in effect for a period of Twenty (20) years, unless sooner terminated as hereinafter provided. Lessee may elect to extend the term of this Lease for additional five (5) year terms on the same terms and conditions set forth herein by delivering a notice of extension to Lessor not less than one hundred twenty (120) days prior to the date of termination. Lessee may extend the term of this Lease a maximum of sixteen (16) times.

6.2 Lessee shall have no minimum tonnage or throughput obligations under this Lease and no limits on its maximum throughput.

6.3 During the Term, Lessee shall have the exclusive right to occupy the Surface Premises, subject to Lessor’s Exceptions and Reservations set forth in Paragraph 5.0, and shall have the exclusive right to use and operate the Sugar Camp Rail Load Out.

7.0 Lessee’s Operation of the Sugar Camp Rail Load Out.

7.1 Lessee shall be responsible for operating, repairing and maintaining the Sugar Camp Rail Load Out and for keeping the same in good working order at all times during the Term in conformance with this Lease and all applicable permits, laws and regulations.

7.2 Lessee shall be responsible for keeping the Sugar Camp Rail Load Out and the Surface Premises in a neat, clean and orderly condition, reasonably free of debris and in compliance with all applicable federal, state and local environmental, health, safety and other laws, rules and regulations.

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7.3. Upon the expiration or termination of this Lease and upon Lessor’s written request, Lessee shall be responsible for restoring the Surface Premises to its original state at the commencement of this Lease within six (6) months from the date of expiration or termination hereof, and performing any reclamation activities required under all applicable permits on the Surface Premises. Except as otherwise requested by Lessor in writing, Lessee covenants and agrees, to the extent required by any permits governing the Surface Premises, in conjunction with the foregoing to remove the Sugar Camp Rail Load Out and all surface structures, facilities and amenities installed by Lessee on or within the Surface Premises during or in connection with Lessee’s conduct of operations under this Lease and reclaim the affected areas as required by all applicable permits and laws.

8.0 Consideration.

As full consideration for Lessor’s lease of the Surface Premises to Lessee, Lessor shall be paid as follows:

8.1 For the first twenty (20) years from the date of this Lease and in respect of only Longwall Area 1 at the Sugar Camp Mine, for every ton of coal loaded through the Sugar Camp Rail Load Out, Lessor shall be paid a fee (the “Tonnage Fee”) as follows:

(a) $1.10 until the completion of the first longwall panel associated with Longwall Area 1;

(b) After the completion of the first longwall panel associated with Longwall Area 1 and until the completion of the second longwall panel associated with Longwall Area 1;

(i) $1.10 if the first longwall move associated with Longwall Area 1 is completed in four (4) twenty-four (24) hour periods or less; or

(ii) $1.17 if the first longwall move associated with Longwall Area 1 is completed in more than four (4) twenty-four (24) hour periods;

(c) After the completion of the second longwall panel associated with Longwall Area 1;

(i) $1.05 if the preceding longwall move associated with Longwall Area 1 is completed in four (4) twenty-four (24) hour periods or less;

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(ii) $1.10 if the preceding longwall move associated with Longwall Area 1 is completed in more than four (4) twenty-four (24) hour periods and no more than twenty-one (21) twenty-four (24) hour periods; or

(iii) $1.17 if the preceding longwall move associated with Longwall Area 1 is completed in more than twenty-one (21) twenty-four (24) hour periods.

Lessee shall provide Lessor prompt notice of any longwall move associated with Longwall Area 1. Upon the completion of any such longwall move, Lessee shall certify to Lessor the amount of time in which the longwall move was completed and shall provide Lessor with such maps and engineering reports that are prepared and kept by Lessee in the ordinary course of conducting its longwall operations and which verify (to Lessor’s reasonable satisfaction) the amount of time in which the longwall move was completed.

8.2 After the expiration of the first twenty (20) years and for the remainder of the Term of this Lease, Lessor shall be paid a rental payment of $10,000 per year.

8.3 Lessee shall furnish to Lessor on or before the 15th day of each calendar month a statement showing the quantity of coal loaded through the Sugar Camp Rail Load Out during the preceding calendar month. Lessee shall keep accurate and correct books of account showing all coal loaded through the Sugar Camp Rail Load Out as well as all coal mined, and all coal consumed, transported, or shipped from the Surface Premises, together with the correct weights thereof, to which books and records Lessor shall at all reasonable times have access for verification of statements to be furnished by Lessee. The Parties will mutually agree to methods for the ascertainment of and payment of Tonnage Fees pursuant to this Lease.

8.4 In the event that mining occurs outside of Longwall Area 1 and the production moves through the Sugar Camp Rail Load Out, thereby mixing the coal from Longwall Area 1 with other coal, Lessee shall keep a strict account of the tonnage of coal from Longwall Area 1 as well as a strict account of the tonnage of non-Longwall Area 1 coal being loaded through the Sugar Camp Rail Load Out. The method of determining these respective tonnages shall be approved in writing by the Engineer of Lessor before non-Longwall Area 1 coal may be loaded through the Sugar Camp Rail Load Out, such approval not to be unreasonably withheld, conditioned or delayed. In the event coal from Longwall Area 1 is so commingled, Lessor shall only be paid a Tonnage Fee for the tonnage of coal produced from Longwall Area 1.

8.5 Lessee shall pay to Lessor, at Lockbox 2495; Columbus, Ohio 43260 or at such other places as Lessor may from time to time designate in writing, during the Term of this Lease, as applicable, (i) such payment for all coal loaded

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through the Sugar Camp Rail Load Out during the preceding calendar month, to be received by Lessor within twenty (20) days from the end of the month to which payment applies and (ii) such rental payment of $10,000 per year, to be received by Lessor within twenty (20) days from the end of the year to which payment applies.

8.6 For the purpose of maximizing the Tonnage Fees due Lessor hereunder, Lessee shall conduct its coal mining operations on the Surface Premises and within Longwall Area 1 in accordance with Prudent Operating Practice. “Prudent Operating Practice” means the mining practices, methods and acts that would be employed by a prudent mining operator having assets and operations similar in size and scope to Lessee, using modern mining equipment and techniques in the conduct of diligent and safe mining operations in an attempt to recover the maximum amount of economically mineable and merchantable coal from Longwall Area 1 with due regard for all applicable requirements of Laws, all in accordance and compliance with permits and the material provisions of all leases and other instruments creating interests in the properties.

8.7 Attached hereto as Exhibit B is Lessee’s initial Mining Plan covering four (4) years of planned operations. On or prior to October 10 of each year during the first sixteen (16) years from the date of this Lease, Sugar Camp shall deliver a revised Mining Plan which updates the projected location of Longwall Area 1, its associated development units and proposed mining operations (including the operation of the longwall itself) within such areas for the next four calendar years from the date of delivery of such revised Mining Plan. If during the final four years of the first twenty (20) years of this Lease, the Mine Plan changes, Lessee shall promptly update the plan showing projected mining through the balance of the first twenty (20) year period. All revisions to the Mining Plan shall be prepared in full conformance with Prudent Operating Practice.

8.8 In addition to the foregoing Tonnage Fees, Lessee shall pay a quarterly minimum deficiency of $1,250,000 due and payable on the 20th of January, April, July and October during the first twenty (20) years this Lease is in effect, for the prior quarter’s production. Each payment of the quarterly minimum deficiency shall hereafter be referred to as a “Quarterly Deficiency Payment”. If during any quarter Lessee shall pay Tonnage Fees that are less than the Quarterly Deficiency Payment, Lessee will pay to Lessor, at the prescribed time, the difference between the Tonnage Fees paid and the Quarterly Deficiency Payment due. If during any quarter Lessee shall pay Tonnage Fees that is equal to or in excess of the Quarterly Deficiency Payment, then no Quarterly Deficiency Payment shall be due for that quarter. If during any quarter the Tonnage Fees exceeds the Quarterly Deficiency Payment due for the quarter, then Lessee has the right to recoup any unrecouped Quarterly Deficiency Payment made with respect to the preceding eight quarters from the excess Tonnage Fees on a first paid first recouped basis. No Tonnage Fees paid for coal mined in any quarter shall be credited to the payment of any Quarterly Deficiency Payment due for any succeeding quarter or quarters.

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8.9 Intentionally Omitted.

8.10. Notwithstanding anything herein to the contrary, in the event of the cancelation, termination, or expiration of the Coal Leases during the first twenty (20) years of the date of this Lease, Lessee shall be required to pay to Lessor Quarterly Deficiency Payments until the expiration of the first twenty (20) years of the date of this Lease as if the Coal Leases were still in effect.

8.11 Lessor shall at all reasonable times have the right to enter the surface and the Sugar Camp Mine, inspect the same, and have surveys made thereof to determine if all the terms and conditions of this Lease are fully complied with, and for these purposes to use freely the means of access to said mine and the workings thereof without hindrance, but in such manner as not unreasonably to interfere with the operation thereof.

9.0 Lessee’s Responsibility for Improvements; Liens.

9.1 Lessor shall not be obligated to pay or reimburse Lessee for any improvements, repairs or rehabilitations performed by Lessee in and around the Surface Premises during the Term of this Lease, it being the intent of the parties that Lessee shall be solely responsible for all such costs and expenses during the Term hereof.

9.2 Lessee shall not permit any lien to attach to the Surface Premises as a result of Lessee’s failure to pay any third party for any labor, materials, supplies, wages or other like items, including without limitation, any mechanic’s liens or material men’s liens. In the event (and as often as such event may occur) that any such third party perfects or threatens to perfect a legal right to encumber any of the coal on or under the Surface Premises, or the Surface Premises itself, in whole or in part, as a result of Lessee’s failure, in whole or in part, to pay such party as herein provided, or as Lessee may be otherwise legally obligated, Lessor, at its sole option and in addition to its other rights and remedies hereunder, does and shall have the right to permit Lessee to take steps to remove said lien or Lessor may, in whole or in part, pay and settle with such party directly; provided, however, that in the event it is established that the third party had a bona fide legal right to file said lien as a result of Lessee’s actions or inactions, all such direct payments by Lessor shall be forthwith reimbursed to Lessor by Lessee. This paragraph and/or the payment of such direct payment sums, in whole or in part, by Lessor is not and shall not be construed as a waiver, alteration or modification of any of the Lessee’s obligations assumed by it hereunder, nor as a covenant by Lessor to perform the same.

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10.0 Compliance with Permits and Applicable Laws; Non-Discrimination.

10.1 Lessee shall conduct its operations on the Surface Premises in accordance with all federal, state and local laws, rules and regulations, now or hereafter in effect, and such permits as Lessee may have or secure in the future to maintain the track, transport the coal, and operate the Surface Premises. Lessee shall obtain and maintain in full force and effect, at is sole expense, all permits and approvals necessary for Lessee to operate and maintain the Sugar Camp Rail Load Out. Notwithstanding the foregoing, Lessee agrees to offer such permitting assistance to Lessor as Lessor may reasonably request, at Lessor’s expense. Lessee shall secure an MSHA Identification Number prior to entering onto the Surface Premises to operate the Sugar Camp Rail Load Out. Lessee shall file all necessary reports or other documents, whether mandatory or permissible, with the applicable governmental or other office(s) in order to properly establish and serve notice of Lessee’s sole and exclusive responsibility for the health and safety of its employees, agents and permitted assigns and responsibility for compliance with such laws and regulations during the term of this Lease.

10.2 Lessee shall at all times comply with all applicable federal, state and local laws (including, but not limited to, the Federal Mine Safety and Health Act of 1977, as amended), ordinances, rules, regulations, codes and orders relating to the operations to be conducted and performed hereunder and with the safety rules and regulations of Lessor.

10.3 Lessee further agrees that it shall comply with all of the terms and provisions of the Black Lung Laws (defined below) and will secure the payment of Black Lung Benefits (defined below) as hereinafter provided. “Black Lung Laws” mean the Black Lung Benefits Act, Title IV of the Federal Mine Safety and Health Act of 1977, 30 U.S.C. 901 et seq., and the Internal Revenue Code, 26 U.S.C. I et seq., Black Lung Benefits Reform Act of 1977 (P.L. 95-239), Black Lung Benefits Revenue Act of 1977 (P.L. 75-227), Black Lung Benefits Revenue Act of 1981 (P.L. 97-119), as now or hereafter amended, and all rules and regulations adopted pursuant thereto. “Black Lung Benefits” means any and all benefits payable pursuant to the Black Lung Laws. Lessee acknowledges that, as between itself and Lessor, it is, and shall be deemed to be, the operator of any coal mine or coal preparation facility or facility used for the extraction, preparation or transportation of coal produced from the Surface Premises and of all related activities, including, but not limited to, coal mine construction or maintenance, engaged in by Lessee pursuant to the terms of this Lease or the Coal Leases with respect to any claim for Black Lung Benefits filed by or on account of any of its employees or former employees. Lessee shall secure and shall require any other person or entity who operates, controls, or supervises a coal mine or coal preparation facility on or under the Surface Premises or performs services of construction, maintenance, transportation, or other activities related to coal mining or preparation under the terms of this Lease or the Coal Leases, or who otherwise may be liable for the payment of Black Lung Benefits, to secure the payment of such Black Lung Benefits

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to or on account of employees or former employees in accordance with the Black Lung Laws and shall provide Lessor, upon request, with appropriate certification that each of them has provided security in compliance with all Black Lung Laws for the payment of such Black Lung Benefits. Without limiting the generality of Lessee’s obligations to comply with all other provisions of this Lease, Lessee agrees that it will secure and guarantee the payment of all Black Lung Benefits required to be paid under the Black Lung Laws by reason of mining, construction, transportation, and related activities under this Lease or the Coal Leases, and Lessee does hereby agree that it will indemnify and hold Lessor harmless from any liability or expenses, including reasonable attorney fees and expenses, which Lessor may suffer directly or indirectly, as a result of or with respect to any claim for Black Lung Benefits filed by or on account of any of Lessee’s employees or former employees, or employees or former employees of others who may be required to secure the payment of Black Lung Benefits as provided above. Notwithstanding anything in this Lease to the contrary, this Lease does not empower Lessor to make any decisions and Lessor hereby expressly waives and disclaims any right to make any decisions with respect to the terms and conditions under which the coal is extracted or prepared, such as, but not limited to, the manner of extraction or preparation or the amount of coal to be produced at any particular time, all within the meaning of the Black Lung Laws. The parties hereto do acknowledge, however, that Lessor has reserved certain rights and has imposed certain requirements under the terms of this Lease solely for the purpose of preventing waste and protecting the reserved rights of Lessor.

10.4 Lessee further covenants and agrees that all employees of Lessee, or any of its affiliates, and/or any and all other persons performing work on the Surface Premises pursuant to the rights granted in this Lease will be fully covered by or insured at all times by workers’ compensation, and to that end Lessee shall comply with all applicable workers’ compensation laws, rules and regulations and shall make all necessary contributions and/or premium or other payments.

10.5 Lessee warrants to Lessor, its successors and assigns that it will from the date of this Lease until the end of the first twenty (20) years from the date of this Lease, operate in accordance with Prudent Operating Practice.

10.6 Lessee shall at all times comply in all respects with the terms and conditions of the Coal Leases. Lessee must notify Lessor upon determining in its reasonable discretion of (i) any event which is likely to lead to the termination or lapse of this Lease or either of the Coal Leases, or (ii) any actual or alleged (in writing) default by Lessee under this Lease or either of the Coal Leases, or (iii) any written claim against any right or interest held by Lessee and Lessor in the Surface Premises, or in connection with, this Lease or either of the Coal Leases.

10.7 If required by Lessor, Lessee must allow Lessor or any person nominated by Lessor to make such payments under this Lease or the Coal Leases as are necessary to (i) prevent the termination or lapse of such leases, or (ii) cure any actual or alleged default by Lessee under such leases.

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11.0 Fines and Penalties. Lessee shall be responsible and solely liable for the payment of any assessments, penalties, or other fines imposed by any federal, state, or local agency, and for any violation of any federal, state, or local law or regulation arising out of Lessee’s operation and maintenance of the Sugar Camp Rail Load Out or Lessee’s lease of the Surface Premises. Lessee shall provide Lessor with a copy of all such violations or citations issued by any federal, state or local agency immediately upon receipt and fully inform Lessor of the circumstances surrounding such issuance. Lessor may compromise and settle any claims for fines or penalties without the approval of the Lessee.

12.0 Indemnity.

12.1 General Indemnity. Lessee shall, to the extent permitted by law, indemnify, defend, and save harmless Lessor, its members and its and their members, partners (general and limited), shareholders, officers, directors, agents, employees, successors, affiliates and assigns (“Lessor’s Indemnified Persons”) from and against (a) any and all claims, demands, actions or causes of action by or on behalf of any person, firm, corporation or governmental body for damages, injuries, deaths, penalties, fines, assessments or otherwise caused by, arising out of, resulting from or as a consequence of, in whole or in part, (i) any acts or omissions of Lessee, its officers, directors, employees, sublessees, contractors, subcontractors, licensees, invitees, engineers, agents, successors, assigns or parent or affiliated corporations or any other persons or entities acting by direct or indirect authority of Lessee or pursuant to any rights granted in this Lease or (ii) the use and enjoyment of the Surface Premises pursuant to this Lease or (iii) the approval by Lessor or Lessor’s Indemnified Persons of any plans of the Lessee or (iv) the indemnity contained in Section 13 of the Sublease or any other requirement of RGGS Land & Mineral LTD., L.P. with respect to its consent to the Sublease and (b) any and all costs, counsel fees, expenses and liabilities incurred in or about any such claim or action brought thereon, all of which costs, counsel fees, expenses and liabilities shall be reimbursed to Lessor by Lessee immediately upon notification from Lessor to Lessee that the same have been incurred. Provided, further, that indemnity obligations under this Lease exclude Lessor’s lost profit and punitive, exemplary, special or consequential damages. Provided, further, that Lessee shall have no liability under indemnity obligations in this Lease unless Lessor or Lessor’s Indemnified Persons timely informs Lessee of a claim, demand, action or cause of action and gives Lessee the right to assume the defense.

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12.2 Responsibility for Lessee’s Property and Equipment. Lessee releases Lessor, and Lessor’s Indemnified Persons from liability for damage to any of its material, machinery, equipment or other property regardless of the cause thereof and whether such damage is caused by the negligence of Lessor, Lessor’s Indemnified Persons or any other person; provided, however, that Lessee shall not be held responsible for damages attributable to the sole and exclusive negligence of Lessor or Lessor’s Indemnified Persons.

12.3 Defense of Claims. If any action or proceeding is brought by reason of any claim described in this paragraph, Lessee will promptly notify Lessor of such claim and will indemnify and hold harmless Lessor for the defense of such action or proceeding (or assume the Lessor’s defense, at Lessor’s sole election), and satisfy any order, judgment or settlement resulting therefrom.

12.4 Survival. These covenants of indemnity shall survive the cancellation, termination or expiration of this Lease.

13.0 Insurance.

13.1 Without limiting Lessee’s undertaking to protect, indemnify, hold harmless, and defend Lessor and Lessor’s Indemnified Persons as set forth in Paragraph 12 or any other provision of this Lease, for the first twenty (20) years after the date of this Lease, Lessee agrees to procure and keep in force and effect the insurance coverages listed below with insurance carrier(s) that are acceptable to Lessor in the Lessor’s reasonable discretion. All such insurance coverages listed below shall provide a waiver of subrogation for all claims regarding this Lease. Before commencing any work under this Lease, Lessee shall furnish Lessor with certificates of insurance and/or certified copies of the insurance policies themselves together with all applicable endorsements attested by a duly authorized representative of the insurance carrier(s) evidencing that the insurance required hereunder is in force and effect and that such insurance will not be reduced, cancelled or materially changed without giving to Lessor at least thirty (30) days prior written notice.

(a) Workers’ Compensation and Employer’s Liability Insurance: Lessee and all of its employees, workmen, agents, and servants shall comply with all requirements of the worker’s compensation laws of the State of Illinois or any other state(s) whose workers’ compensation laws may apply to Lessee’s activities on the Surface Premises. In addition, Lessee shall carry employer’s liability insurance covering all of Lessee’s operations and work on the Surface Premises in an amount not less than one million dollars ($1,000,000) per occurrence or such other reasonable amount as Lessor may require during the term of this Lease. All such employer’s liability insurance shall expressly provide that all rights of subrogation against Lessor are waived.

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(b) Comprehensive General Liability Insurance and Excess Umbrella Liability Insurance: Minimum limits of five million dollars ($5,000,000) combined single limit per occurrence and in aggregate for bodily injury and property damage. This coverage shall include, but not be limited to, provisions for:

(i)	Premises — operations;

(ii)	Blanket broad form contractual — specifically covering the indemnity obligations in this Lease;

(iii)	Blanket broad form property damage;

(iv)	Personal injury;

(v)	Lessor named as additional insured;

(vi)	Blanket broad form cross liability endorsement;

(vii)	Products and completed operations;

(viii)	Where exposure exists, explosion, collapse, and underground (XCU) hazard exclusions must be deleted; and

(ix)	Waiver by insurer of all payment obligations of Lessor for payment of premiums, audits, deductibles, retro-adjustments or any other payment obligation due to the insurer by Lessee.

(c) Environmental Liability (Pollution Coverage): Minimum limits of one million dollars ($1,000,000) combined single limit occurrence and in aggregate covering both bodily injury and/or property damage claims arising from first and/or third party exposures. To the extent such coverage is procured on a claims-made basis, Lessee agrees to maintain such coverage for a minimum of thirty-six (36) months following the expiration or termination of this Lease or any extension thereof, or alternatively, Lessee agrees to purchase a thirty-six (36) month Extended Reporting Period (ERP) endorsement from the environmental insurer upon the expiration or termination of this Lease for any reason.

(d) Auto Liability Insurance and Excess (Umbrella) Liability Insurance: Minimum limits of one million dollars ($1,000,000) combined single limits per occurrence for death, bodily injury and property damage claims. This coverage shall include, but shall not be limited to, coverage for:

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(i)	Owned vehicles;

(ii)	Hired vehicles;

(iii)	Non-owned vehicles;

(iv)	Lessor named as additional insured;

(v)	Cross liability endorsement; and

(vi)	Waiver by insurer of all payment obligations of Lessor for payment of premiums, audits, deductibles, retroadjustments or any other payment obligation due the insurer by Lessee.

(e) Additional Insurance: Such additional types and amounts of insurance as may reasonably be required by Lessor from time to time.

13.2 Without limiting Lessee’s undertaking to protect, indemnify, hold harmless, and defend Lessor and Lessor’s Indemnified Persons as set forth in Paragraph 12 or any other provision of this Lease, after the expiration of the first twenty (20) years and for the remainder of the Term of this Lease, Lessee agrees to procure and keep in force and effect commercially reasonable insurance coverages with insurance carriers that are acceptable to Lessor in the Lessor’s reasonable discretion. All such insurance coverages shall provide a waiver of subrogation for all claims regarding this Lease. Lessee shall furnish Lessor with certificates of insurance and/or certified copies of the insurance policies themselves together with all applicable endorsements attested by a duly authorized representative of the insurance carrier(s) evidencing that the insurance required hereunder is in force and effect and that such insurance will not be reduced, cancelled or materially changed without giving to Lessor at least thirty (30) days prior written notice.

13.3 The policy or policies providing for the insurance required by this Lease, and any other policies, shall be endorsed to specifically include the liability assumed by Lessee under the indemnity provisions of this Lease.

13.4 In addition, such insurance shall specifically name Lessor as an additional insured party and shall be primary to any and all other insurance of Lessor with respect to any and all claims and demands which may be made against Lessor and its officers, directors, employees and agents, whether on account of injury or death of any person or persons, damage to or loss of property, violation of law or regulation or otherwise, in any way arising out of, related to or attributed to, directly or indirectly, Lessee’s occupation of the Surface Premises under this Lease. Lessor reserves the right to approve the specific endorsement wording granting Lessor Additional Insured

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status on all of the Lessee’s applicable and/or required insurance policies. Such insurance shall specifically provide that it applies separately to each insured against which claim is made or suit is brought, except with respect to the limits of liability.

13.5 Lessee shall remain in compliance with the terms of this Paragraph 13 throughout the term of this Lease, as well as at all times that Lessee remains on the Surface Premises for any reason, including without limitation, for the purpose of performing its obligation to restore the Surface Premises to its original state and performing all required reclamation work.

14.0 Termination on Default.

14.1 If Lessee shall make any default in payment of any sums that may be due to Lessor under this Lease, then in such case Lessee shall be considered in default of this Lease. If any such default shall continue for fifteen (15) days after receipt of written notice and demand from Lessor to remedy the same, or if any such default is not capable of being cured within the fifteen (15) day time period, that Lessee is diligently working to cure such default, then upon written notice by Lessor of its intent to terminate this Lease, this Lease shall immediately cease and terminate and the Lease shall be of no further force or effect.

14.2 If Lessee shall fail in any other respect to comply with the terms and conditions of this Lease, then in such case Lessee shall be considered in default of this Lease. If Lessee fails to demonstrate that it has cured any such default within thirty (30) days from the receipt of written notice and demand from Lessor to remedy the same, or if any such default is not capable of being cured within the thirty (30) day time period, that Lessee is diligently working to cure such default, then upon written notice by Lessor of its intent to terminate this Lease, this Lease shall immediately cease and terminate and the Lease shall be of no further force or effect.

14.3 If, during the first Twenty (20) years of the Term of this Lease, default be made by Lessee (or any of its permitted successors or assigns) in the performance of any of the terms or conditions of either of the Coal Leases, and such default is not cured within any applicable cure period in the such lease, then in such event, Lessor may, at its option, terminate this Lease without any further notice and re-enter upon and take possession of the Surface Premises without initiation of legal process, and thereafter re-let the same or any part thereof for the balance of the Term hereof, or any part thereof, upon such conditions as Lessor may deem proper, and Lessor may hold and possess the same as its absolute property free and clear of any claims of, by or through Lessee, and pursue any and all other remedies available under the statutory or common laws of the State of Illinois for violations of any covenant or condition hereof, and all such remedies shall be deemed cumulative and not exclusive. Lessee shall notify Lessor of its proposed cure actions and continue to keep Lessor informed on a regular basis of the actions taken and results thereof.

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14.4 If Lessee shall (1) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets; or (2) be unable, or admit in writing, its inability to pay its debts as they mature, or (3) make a general assignment for the benefit of creditors; or (4) be adjudicated a bankrupt or insolvent or dissolved; or (5) file a petition in bankruptcy or for reorganization or for an arrangement pursuant to the Federal Bankruptcy Act or any similar Federal or State law now or hereafter in effect; or (6) file an answer admitting the material allegations or consent to or default in answering a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or corporate action shall be taken for the purpose of effecting any of the foregoing; or (7) if an order, judgment or decree shall be entered, without the application, approval or consent of Lessee, by a court of competent jurisdiction, approving a petition seeking reorganization of Lessee or appointing a receiver, trustee or liquidator of Lessee or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of thirty (30) consecutive days; then Lessee shall be deemed in default and Lessor shall have the right to terminate this Lease at any time thereafter by giving Lessee written notice of such termination, and upon the giving of such notice, this Lease and the rights herein granted to Lessee shall terminate.

15.0 Remedies Upon Default.

15.1 The remedies under this Lease shall be cumulative, rather than exclusive, and Lessor shall have upon Lessee’s failure to timely cure any event of default under Paragraph 14.0 the right to exercise, in addition to any and all rights available under Illinois statutory law or common law or otherwise available under this Lease, the option to terminate this Lease, re-enter and take possession of the Surface Premises without initiation of legal process, and thereafter re-let the same or any part thereof for the balance of the Term hereof, or any part thereof, upon such conditions as Lessor may deem proper. Neither re-entry nor re-letting shall discharge Lessee from any payments due to Lessor at the time of termination or re-entry, or from any unsatisfied obligation of the Lessee under this Lease.

15.2 No termination or re-entry hereunder by Lessor shall bar the recovery of damages for the breach of any of the terms, conditions or covenants on the part of Lessee herein contained. The failure of Lessor to recognize any act constituting a default by Lessee hereunder shall not constitute a waiver of its rights later to act hereon or on any other default by Lessee hereunder.

16.0 Removal of Equipment.

16.1 Upon the expiration of this Lease, and upon the condition that:

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(a) All sums of money due the Lessor by the Lessee have been paid, and

(b) All of Lessee’s covenants and obligations under this Lease have been fully kept and performed to Lessor’s reasonable satisfaction, and Lessee is not in default of any term or condition herein at the time of the expiration of this Lease, then:

Lessee shall have the obligation to remove from the Surface Premises within ninety (90) days after said expiration all of Lessee’s structures, equipment, machinery, improvements and other property Lessee may have placed on the Surface Premises during the term of this Lease.

16.2 If Lessee does not remove said structures, equipment, machinery, improvements, and other property of Lessee from the Surface Premises, as provided above, Lessee irrevocably agrees that Lessor, at its sole option, shall be deemed the sole owner of said property remaining on the Surface Premises, and Lessor shall have the additional right, at its sole option, to remove the property at Lessee’s expense or to sell such of Lessee’s property remaining on the Surface Premises as is necessary to defray the cost(s) of removal of all or any part of the remaining aforementioned property.

17.0 Lessor’s Right of Inspection. Lessor shall have, at all reasonable times during the term of this Lease on prior notice to Lessee, access to the Surface Premises at Lessor’s sole risk, to make such inspections of the Surface Premises and operations being conducted as it deems desirable to ensure that such operations are being performed in accordance with the obligations of Lessee hereunder. Nothing herein shall be construed to mean that any inspection or approval given by Lessor or Lessor’s representative shall relieve Lessee from any of its obligations hereunder.

18.0 Force Majeure.

18.1 The term “Force Majeure” as used herein, shall mean a nationwide strike in the coal industry or a strike at the mine or facilities on the Surface Premises, work stoppages due to labor organizing efforts, acts of God, acts of a public enemy, wars, insurrections, earthquakes, floods, loss of utilities and other causes beyond the reasonable control of Lessee.

18.2 If, because of a verifiable condition of Force Majeure, either party is unable to carry out any of its obligations under this Lease (except for an obligation of either party to pay money), that party shall give written notice to the other party as promptly as practicable of the specific nature and probable duration of the claimed Force Majeure event. The obligation of the party giving notice shall be suspended to the extent made necessary by said Force Majeure during its continuance. The party giving notice shall use best efforts to eliminate the Force Majeure with a minimum of delay. However, nothing herein shall obligate the Lessor or Lessee to resolve or settle any labor dispute or strike.

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19.0 Records; Books of Account; Right to Audit. Lessee shall keep accurate and correct books of account showing all coal loaded through the Sugar Camp Rail Load Out, together with the correct weights and selling price thereof, to which books and records Lessor shall at all reasonable times have access for verification of statements to be furnished by Lessee.

20.0 Taxes, Levies and Assessments.

20.1 Lessee shall pay all contributions, levies, taxes, or other sums, by whatever name called, with reference to all wages, benefits, or other sums paid employees of the Lessee, its agents, contractors, and assigns, whose labor enters into the construction, maintenance or operation of the Sugar Camp Rail Load Out, or the operation of the Surface Premises under this Lease in all cases where such contributions, levies, taxes, or other sums are or shall be required to be paid under any federal, state, county, or municipal unemployment act or Social Security Act; and

20.2 Lessor shall, in accordance with law, assess and pay taxes on the interests owned and/or leased by Lessor in the Surface Premises, including the Sugar Camp Rail Load Out and any mined or unmined coal therein contained, and Lessee shall pay to Lessor the full amount of such taxes, beginning with those covering the calendar year in which this Lease is effective, promptly upon receipt of Lessor’s statement therefore, such amounts to constitute and be treated as additional rental hereunder.

20.3 Lessee shall, in accordance with law, pay taxes on all machinery, structures, equipment, improvements, and other property of Lessee now or hereafter located or placed by Lessee on the Surface Premises, or any other taxes or assessments arising from Lessee’s operations on the Surface Premises at all times while this Lease or any extension hereof is in effect or Lessee is on the Surface Premises for any reason, including for purposes of restoring the property to its original condition or performing reclamation work. Lessee shall have the right in good faith to contest or review, at its sole efforts and expense, in such manner as it deems suitable, and in Lessor’s name if desirable, any tax, charge, levy, or assessment whether general, special, ordinary, or extra-ordinary, layed, levied, assessed, or imposed upon Lessee.

21.0 Zoning. This Lease and Lessee’s rights hereunder are subject to all applicable zoning and subdivision laws, rules, regulations, and ordinances, including any and all blasting covenants and restrictions related thereto, and the burden and cost(s) of compliance therewith shall be solely upon Lessee. Under no circumstances whatsoever shall Lessee, its agents, employees, or assigns, seek to change any zoning

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and/or subdivision regulations or classifications concerning the Surface Premises described herein without the express prior written approval of Lessor. Lessee shall protect, defend, indemnify, save, and hold Lessor harmless against any consequence arising from Lessee’s failure to comply with any and all applicable zoning and/or subdivision regulations, including but not limited to any and all blasting covenants and restrictions related thereto.

22.0 Condemnation of Surface Premises. If the Surface Premises in whole or in part, or any portion thereof or interest therein, shall be acquired or condemned by any action of eminent domain or sold in lieu thereof by or for any public or quasi-public use or purpose, which action shall serve to defeat Lessor’s or Lessee’s rights in or to the Surface Premises, then Lessor shall give notice of any such action to Lessee in writing. In any such case, Lessee irrevocably agrees that Lessor shall have no responsibility or liability, either directly or indirectly, to Lessee to refund, reimburse, or compensate Lessee for any direct, indirect, incidental, or consequential damage(s) or claims of such damage(s), by Lessee or others for such action or determination. If the Surface Premises in its entirety or any portion thereof shall be acquired or condemned by any aforesaid action or determination, then at Lessee’s option, this Lease, and all of the rights granted to Lessee herein, shall cease and terminate as of the date of title vesting in any such action, determination, or proceeding. Lessee shall have no claim against Lessor for any value of the unexpired term of this Lease. Lessee shall have the right, at its sole efforts and expense, to contest such eminent domain action or determination and to make claim against the condemning authority (but not Lessor) for damages incurred by Lessee as a result of such action.

23.0 Ownership of the Surface Premises. Any and all of Lessor’s interests in the Surface Premises contained or located therein or thereon, are solely the property and possessions of Lessor, and the rights and privileges granted to Lessee under this Lease are solely by virtue of Lease, and neither the rights granted to Lessee by this Lease, nor any interest(s) of Lessor in the Surface Premises, whatever they may be, in whole or in part, nor any portion of the afore described, is considered to be, and in no way shall be construed by Lessee or others to be a possession, asset, or chattel of Lessee, its principals, employees, agents, contractors, sublessees or assigns which can be sold, transferred, mortgaged, pledged, collateralized, passed, assigned, or given out in any manner whatsoever, including proceedings of a bankruptcy, without the express prior written consent of Lessor, or except as expressly authorized in Paragraph 38.0 hereof.

24.0 Challenge of Title. It is understood and irrevocably agreed by Lessee that Lessor does not warrant the title to the Surface Premises. In the event that any claim(s) be made or litigation instituted by any third party as to the title or ownership of Lessor in or to any portion or interest of the Surface Premises described herein, Lessor shall have the right, but not the obligation, to defend the same. Should Lessor choose not to defend its title, Lessee shall have the right, at its option and its sole expense, to

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defend Lessor’s title. Upon determination by a court of competent jurisdiction in a proceeding to which Lessor is a party that Lessor’s title to any part or interest in the Surface Premises described herein is defective to such extent as to defeat Lessee’s rights under this Lease, notice by Lessor to Lessee of such determination shall operate to eliminate from this Lease any and all acreage of the Surface Premises so determined to be defective. In such case, in no event shall Lessor be liable to Lessee for any direct or consequential damages sustained by Lessee as a result of a failure of title on Lessor’s part. It is specifically understood and irrevocably agreed by Lessee that Lessee, its agents and assigns, have satisfied themselves as to the competency and sufficiency of Lessor’s title to the Surface Premises and the interests contained therein prior to entering into this Lease.

25.0 As-Is; No Warranty of Condition or Fitness. Lessor makes no representations, covenants, or warranties, express or implied, unto the Lessee concerning the condition of the Surface Premises, its suitability as to Lessee’s intended use or fitness for a particular purpose, and Lessee covenants and agrees that it is relying solely on its own examination and inspection of the Surface Premises without recourse against Lessor.

26.0 Interest. In the event of failure of either party to pay any sums of money due under this Lease after notice of the same has been delivered pursuant to Section 35 and, in the case of Lessee failure, Section 14.1, and in addition to all other rights of the parties hereunder, the party to whom such sums are owed shall have the right, without further notice, to assess interest on all such past due sums at the rate of one percent (1%) per month of the unpaid delinquent balance from the date of delinquency until paid. Assessment of interest by either party shall in no way be deemed or construed to be a waiver of any obligation hereunder to promptly pay all sums due, when due and without demand, or to be a waiver or bar to the subsequent exercise or enforcement of any other provisions of this Lease or any other right of the parties hereunder.

27.0 Recording. This Lease, and the terms, conditions, provisions, and covenants hereof are personal and confidential between Lessor and Lessee, and their respective affiliates, successors, and assigns, and will not be disclosed by either party except as required by law. It is therefore understood and irrevocably agreed by Lessee that if Lessee desires to record this Lease with any court of any county in which the Surface Premises described herein are a part, Lessee will notify Lessor, in writing, of such desire and Lessor shall within thirty (30) days, provide Lessee with a “Memorandum” of this Lease for recording purposes. The costs and efforts of recording said Memorandum of this Lease shall be paid by Lessee.

28.0 Governing Law. This Lease shall be governed by the laws of the State of Illinois without regard to any conflict of law provisions.

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29.0 Confidentiality of Information. Lessor and Lessee acknowledge that execution and performance of this Lease may generate or provide them with access to specialized information or trade secrets of a confidential nature pertaining to the other party and its business. Lessor and Lessee agree that they shall treat all maps, data, reports and other information relating to either party’s business as confidential and shall not divulge, transmit or otherwise disclose any such information received, except as may be required for the performance of this Lease, without the other party’s prior written consent.

30.0 Prior Agreement. This Lease cancels and supersedes any prior agreements between the parties hereto covering the subject matter hereof.

31.0 Headings. Paragraph headings or titles used in this Lease are for convenience of reference only and shall not affect the construction of any paragraph herein.

32.0 Forum Selection. In the event that either party to this Lease files any action, proceeding, or counterclaim against the other on any matter whatsoever arising out of or in any way connected with this Lease or the parties’ performance hereunder, or any claim of damage resulting from any act or omission of the parties, the parties hereby consent to the exclusive jurisdiction and venue of Franklin County, Illinois.

33.0 Waiver of Jury Trial. THE PARTIES TO THIS LEASE AGREE TO, AND DO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LEASE OR THE PARTIES’ PERFORMANCE HEREUNDER, OR ANY CLAIM OF DAMAGE RESULTING FROM ANY ACT OR OMISSION OF THE PARTIES, OR EITHER OF THEM, IN ANY WAY CONNECTED WITH THIS LEASE.

34.0 Limitation on Liability. NOTWITHSTANDING ANY OTHER PROVISION OF THIS LEASE, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT, CONTRACT OR OTHERWISE.

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35.0 Notice to the Parties. The giving of any notice to, or the making of any demand on, Lessee under the provisions herein shall be sufficient if made in writing, addressed to Lessee at:

Sugar Camp Energy, LLC

Metropolitan Square Building

211 North Broadway

Suite 2600

St. Louis, Missouri 63102

Telephone: (618) 435-2491

Attention: General Counsel

With a copy not constituting notice to:

Bailey & Glasser LLP

209 Capitol Street

Charleston, West Virginia 25301

Telephone: (304) 345-6555

Facsimile: (304) 342-1110

Attention: Brian A. Glasser

or such other address(es) as Lessee may hereafter in writing designate, and sent via Facsimile (with receipt confirmation), hand delivery by a nationally recognized commercial courier service or mailed postpaid, certified, return receipt requested, United States mail. The giving of any notice to, or the making of any demand on, Lessor under the provisions herein shall be sufficient if made in writing, addressed to Lessor at:

Hod LLC

5260 Irwin Road

Huntington, West Virginia 25705

Telephone: (304) 522-5757

Facsimile: (304) 522-5401

Attention: President and COO

With a copy to:

Hod LLC

c/o NRP (Operating) LLC

c/o Natural Resource Partners L.P.

601 Jefferson, Suite 3600

Houston, Texas 77002

Telephone: (713) 751-7516

Facsimile: (713) 751-7517

Attention: Wyatt Hogan

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and to (such copy not constituting notice):

Caroline B. Blitzer

Vinson & Elkins LLP

666 Fifth Avenue, 26th Floor

New York, New York 10103-0040

Telephone: (212) 237-0251

Fax: (917) 849-5317

or such other address as Lessor may hereafter in writing designate, and sent via Facsimile (with receipt confirmation), hand delivery by a nationally recognized commercial courier service or mailed postpaid, certified, return receipt requested, United States mail.

36.0 Survival Clause; No Waiver.

36.1 Notwithstanding any termination or expiration of this Lease, any obligation by either party hereto which, by its terms has or may have application after the termination of this Lease and has not been fully observed or performed shall survive such termination.

36.2 The failure of either Lessor or Lessee to enforce any specific breach by the other of this Lease or portion of this Lease shall not be deemed to be a waiver of any subsequent breach thereof, or of any other cause of cancellation or forfeiture, whatever or however occurring. The termination of this Lease shall not invalidate or terminate any of the indemnities, warranties, or representations of this Lease.

37.0 No Third Party Beneficiaries. The covenants, conditions, and terms of this Lease shall be for the sole and exclusive benefit of the parties hereto and their respective permitted successors and assigns to the exclusion of the rights of any third-party beneficiaries.

38.0 Assignment and Transfer. Except for a Permitted Transfer, as defined below, Lessee covenants and agrees that it will not sell, assign, sublease, mortgage, pledge or otherwise transfer or encumber (collectively “Transfer”) its interest in this Lease, any rights, interests or estates created by this Lease, all or any portion of the Surface Premises, either voluntarily or by operation of law, without having first obtained the written consent of Lessor (which may be arbitrarily withheld).

(a) The prohibitions in the preceding paragraph are subject to the following Permitted Transfers. Any Transfer to an affiliate of Lessee herein is a Permitted Transfer. An entity is an affiliate if more than 51% of the equity interests and the voting

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power of the entity to which this Lease is being transferred is owned or controlled by the same individual or individuals who owned or controlled more than 51% of the equity interests and the voting power of Lessee at the time of execution of this Lease. Any Transfer to a Reputable and Prudent Coal Mining Company is a Permitted Transfer. A Reputable and Prudent Coal Mining Company shall mean any entity, or its parent or affiliate that over the three years immediately preceding the date of such Permitted Transfer (i) has produced not less than 5 million tons of coal whether directly and/or indirectly through its wholly owned subsidiaries or contract miners or predecessor companies on an annualized basis; (ii) has not filed a voluntary bankruptcy proceeding or been declared a bankrupt; (iii) has not been blocked by any governmental authority from holding any necessary mining permits; (iv) is not known to have forfeited any leases for coal reserves as a result of uncured defaults under such leases and (v) has a net worth of $25,000,000 or more on a consolidated basis. Any Transfer to an exchange traded public company is a Permitted Transfer. Any Transfer to an entity which is created by the individual or individuals owning Lessee at the time of the execution of this Lease to allow the successor entity to issue shares to the public in a public offering is a Permitted Transfer. Any Transfer to a lender or group of lenders to Lessee wherein Lessee is pledging or encumbering its leasehold interest in this Lease as security for or in return for the loan and said loan or financing is in an amount in excess of $10,000,000, is a Permitted Transfer; provided, however, that the encumbrance is expressly subject to the terms of this Lease and the lender may not subsequently Transfer such interests to any entity other than a Reputable and Prudent Coal Mining Company. Provided further, however, that for the purposes of any transfer by a lender, a Reputable and Prudent Coal Mining Company shall include any entity, or its parent or affiliate that satisfies clauses (ii), (iii) and (iv) above and has produced not less than 2 million tons of coal whether directly and/or indirectly through its wholly owned subsidiaries or contract miners or predecessor companies on an annualized basis and over the three years prior had average gross revenues from the sale of coal of $5 million or more.

(b) A Transfer of Control of Lessee or its permitted transferee (determined in accordance with the preceding provisions of this Section 38), either voluntarily or by operation of law, shall constitute a Transfer of the Lease under this section. “Transfer of Control” as used in the foregoing shall include an outright sale, assignment or transfer of sufficient membership interests to vest more than 50% of Lessee’s membership interests (or the equity interests or voting power in its permitted transferee) in persons or entities who are different than those persons or entities which directly own more than 50% of Lessee’s membership interests as of the effective date of this Lease (or with respect to a permitted transferee, those persons or entities which directly own more than 50% of the equity interests or voting power of such permitted transferee as of the effective date of such permitted Transfer).

(c) Accordingly, a Transfer of Control shall have occurred whenever more than 50% of Lessee’s membership interests (or the equity interests or voting power in

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its permitted transferee) shall become subject to the direct ownership of a person or entity or group of related persons or entities who are different than those persons or entities which directly own Lessee’s membership interests as of the effective date of this Lease (or with respect to a permitted transferee, those persons or entities which directly own more than 50% of the equity interests or voting power of such permitted transferee as of the effective date of such permitted Transfer). Notwithstanding anything herein to the contrary, a sale, assignment or transfer of any or all of the voting power or equity interests in any parent entity that directly or indirectly owns Lessee shall not constitute a prohibited assignment hereunder nor require Lessor’s consent.

(d) In the case of any Transfer or Permitted Transfer of Lessee’s interest in this Lease or the RGGS Lease, any rights, interests or estates created by this Lease or the RGGS Lease, or all or any portion of the Surface Premises, Lessee shall obtain and present to Lessor, prior to such Transfer taking place, a covenant of assumption by the transferee, wherein such transferee expressly agrees to and with Lessor to assume and be bound by all of the covenants, terms, conditions and provisions hereof (including the restrictions set forth in this Section 38) to the same extent as Lessee.

(e) Any such Transfer, Transfer of Control or Permitted Transfer shall not relieve Lessee from its obligations to comply with all of the covenants, terms, conditions and provisions of this Agreement. In the event Lessor consents to any Transfer, such consent shall not relieve Lessee and/or any transferee, assignee, sublessee, etc. from securing Lessor’s written consent to any further Transfer, other than a Permitted Transfer, nor shall any such consent be construed as a consent to any further Transfer, other than a Permitted Transfer, or as a waiver of any portion of this section or of Lessor’s rights hereunder.

(f) Upon the occurrence of any such Transfer without the prior written approval of Lessor, Lessor shall have the option to terminate this Lease by serving written notice of its election so to do.

(g) Any direct or indirect Transfer or Transfer of Control in violation of this Section 38 shall be null and void and shall have no force or effect.

(h) Lessee, its successors and assigns shall indemnify Lessor and its Affiliates from and against any and all loss or damage of any kind resulting from or arising out of any failure on the part of Lessee, its successors or assigns to comply with the requirements of this Section 38.

39.0 Binding Effect. This Lease shall inure to the sole and exclusive benefit of and be of full and binding effect upon the parties hereto and their respective successors and permitted assigns.

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40.0 Severability. If any provision of this Lease or the application thereof to any person or circumstances is held invalid, the remainder of this Lease shall not be affected thereby, but shall remain in full force and effect.

41.0 Entire Agreement. This writing, together with the Coal Leases, and the Sublease, is intended by the parties to be the final, complete and exclusive statement of their agreement about the matters covered herein. THERE ARE NO ORAL UNDERSTANDINGS, REPRESENTATIONS OR WARRANTIES AFFECTING IT. All Exhibits hereto are incorporated herein and are an integral part of this Lease. No officer or representative of either party shall have the authority to subsequently change this Lease, orally or by course of conduct, and any subsequent change in this Lease shall not be valid unless the same be in writing and duly executed by each of the parties hereto.

42.0 Interpretation. Lessor and Lessee acknowledge that they have each fully read and reviewed this entire Lease, and have discussed the same with the other, and have had the benefit of their separate legal counsel, and by executing such Lease fully agree with all provisions herein contained. Both parties further agree that this Lease shall be construed as mutually drafted, and shall not be construed against one party or the other as drafter of the Lease.

43.0 Recitals. The Recitals identified in this Agreement are incorporated herein by reference and made a part hereof.

44.0 Purchase Option. At any time after the expiration of the first twenty (20) years and for the remainder of the Term of this Lease and upon Ninety (90) days prior written notice, Lessee may purchase the Sugar Camp Rail Load Out for the then fair market value of the Sugar Camp Rail Load Out. If Lessor and Lessee are unable to agree on the then fair market value of the Sugar Camp Rail Load Out then Lessor and Lessee shall jointly engage an independent appraiser to determine the fair market value.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Lessor and Lessee have caused this writing to be signed by their respective duly authorized officers, in duplicate, and each represents and warrants that the signer has proper authority to enter into this Lease on behalf of Lessor and Lessee, respectively, all as of the date and year first written above.

HOD LLC
By: NRP (OPERATING) LLC its Sole Member

/s/ Nick Carter
Name: Nick Carter
Title: President and Chief Operating Officer

SUGAR CAMP ENERGY, LLC

/s/ Michael J. Beyer
Name: Michael J. Beyer
Title: President

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Exhibit 10.31

[*] indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

COAL MINING LEASE

(New Memphis/Monterey 2 Reserves)

THIS COAL MINING LEASE (New Memphis/Monterey 2 Reserves) (“Lease”) is entered into this 1st day of June, 2012, and is by and between COLT LLC, a West Virginia limited liability company (“COLT”), and MACOUPIN ENERGY LLC, a Delaware limited liability company (“Lessee”). COLT and Lessee is each sometimes referred to individually as a “Party” and sometimes referred to collectively as the “Parties”.

W I T N E S S E T H

1.	GRANTING CLAUSE

COLT, as a contemporaneous exchange in consideration of the covenants of Lessee, as hereinafter expressed to be kept and performed, hereby grants to Lessee, to the extent of COLT’s interests, the right to mine and remove, by underground mining methods only (and Lessee agrees to mine by such stated methods only) the Economically Mineable and Merchantable Coal which can be mined by such methods from the No. 6 Seam of coal only (“Coal”), as may exist in those certain lands of COLT located in Clinton County, Illinois, as described and set forth on “EXHIBIT A Clinton County, Illinois” attached hereto and made a part hereof (consisting of thirty-two (32) pages, numbered “1 of 32” through “32 of 32”) and as shown or depicted as the lands colored in green (both the darker and lighter shades of green) on the map entitled “Clinton County, Illinois Coal Reserves” of Macoupin Energy, LLC drawn by “T.A.G.” and bearing “Date: July 7, 2010” also attached hereto and made a part hereof. The foregoing lands are hereinafter referred to collectively as the “Premises” and include, only to the extent of COLT’s interest as conveyed to COLT and COLT’s predecessors in title and ownership, the right to mine and remove all the Coal underlying the surface without being liable for any injury or damage to the owner of the superincumbent soil and to said soil or any thing therein or thereon from any and all causes whatsoever, or for surface subsidence caused by mining out the Coal or from not leaving pillars or artificial supports under said land. COLT further grants unto Lessee, subject to the Wheelage provisions of section 13 below, the right to make and use underground passages or entries through the Premises to and from other mines and lands adjacent thereto and the removal of coal and other property therefrom and with the right to the use of said passages and entries until the termination of this Lease as reasonably necessary by Lessee. In addition to all rights granted to Lessee herein, COLT hereby grants to Lessee, as part of the leasehold, all mining rights, easements, rights-of-way, surface and subsurface rights, options and other rights of any kind or nature, express or implied, which are appurtenant to COLT’s ownership or control of the Coal (collectively, “Appurtenant Rights”) so long as the same are exercised in connection with mining and removing Coal by underground mining methods. Where necessary or convenient, Lessee may exercise such Appurtenant Rights, and enforce them, in the name of COLT for the benefit of Lessee or COLT. COLT does hereby grant to Lessee a power of attorney to exercise and enforce such rights in COLT’s name; provided that Lessee shall indemnify and hold COLT harmless for any cost or liability related to such exercise or enforcement.

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2.	COLT’S OWNERSHIP

2.1 It is hereby understood and irrevocably agreed that Lessee is responsible for acquiring, at its sole expense and efforts, any additional rights to the surface of the Premises as may be necessary for Lessee’s operations hereunder.

2.2 It is hereby understood, and Lessee irrevocably agrees, that COLT does not warrant either the title to the Premises and/or any part thereof or the condition, quality, quantity, economic mineability, merchantability, or the existence of the Coal and/or any coal which may occur or exist on the Premises, and that Lessee has satisfied itself as to the sufficiency of COLT’s title to the Premises and as to the sufficiency, recoverability, and existence of any Coal which may exist on the Premises prior to entering into this Lease.

3.	PRIOR AGREEMENTS

3.1 This Lease is made subject to all easements, rights-of-way, contracts, leases, agreements, or other rights of third parties now in existence which affect the Premises, whether or not of record (collectively “Prior Agreements”). With the proviso that coal must be treated as the dominant estate and that definitive mining projections and plans must be capable of being made at least ten years in advance of actual mining, Lessee agrees to cooperate with the parties to all Prior Agreements in order to maximize, to the extent economically practical, the recovery of mineral resources reserved by COLT under this Lease. To the extent permitted by Prior Agreements, COLT agrees to cooperate with Lessee to allow Lessee to maximize fully its operations on the Premises by restricting the operations of third parties in areas where Lessee plans to mine Coal. Lessee agrees to pay such reimbursement as may be required for the removal of existing oil and gas or coal seam gas wells, or wells hereinafter installed pursuant to rights granted by Prior Agreements. Lessee agrees to cause all wells which will be plugged in the normal course of operations under Prior Agreements to be plugged and certified as plugged, to MSHA and state standards for mining through wells. However, if COLT enters into any agreement or instrument with any third party after the effective date of this Lease (collectively “Future Agreements”), and the Future Agreements permit the drilling or operation of oil and gas or coal seam gas wells, then COLT agrees to pay such reimbursement as may be required for the removal of oil and gas or coal seam gas wells hereinafter installed pursuant to rights granted by Future Agreements.

3.2 Upon execution of this Lease and for the purpose of allowing COLT to coordinate its other activities and Prior Agreements on the Premises with Lessee’s activities, Lessee shall submit to COLT three (3) copies of a map or maps showing the areas of the Premises where Lessee intends to conduct coal mining, for the next ten (10) year period (“Mine Plan”). Thereafter on or before July 1 of each year, Lessee shall provide COLT with an updated Mine Plan for the following ten (10) years. Lessee may, at its discretion, submit the form of Mine Plan used in its normal planning activities provided that it includes the information otherwise required by section 18, unless such requirement is waived by COLT.

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4.	EFFECTIVE DATE AND TERM

4.1 This Lease shall become effective upon the date of the full execution hereof and shall continue in effect for a term of ten (10) years, unless sooner terminated, as otherwise provided herein (“Primary Term”).

4.2 Automatic Extension of the Primary Term or Lessee’s Option for an Extension

(a) This Lease automatically shall renew for an “Extended Term” of five (5) years (and any such Extended Term of five (5) years is hereafter referred to as an “Extended Term”), if at the end of the Primary Term of this Lease:

(i) Lessee has exercised reasonable efforts to mine on the Premises, but has not completed the mining of all the Economically Mineable and Merchantable Coal on the Premises; and

(ii) Lessee, is in material compliance with all the terms and conditions of this Lease; and

(iii) Lessee has mined and paid COLT the Actual Production Royalty on at least thirty-five million (35,000,000) tons of Coal from the Premises.

(b) Lessee may choose or elect to extend the term of this Lease beyond its Primary Term for an Extended Term, if (x) at the end of the Primary Term the conditions in sections 4.2(a)(i) and (ii) are met; (y) Lessee gives COLT written notice of its desire for an extension at least ninety (90) days, but not more than 365 days, prior to the end of the Primary Term; and (z) having failed to mine and pay Actual Production Royalty on thirty-five million (35,000,000) tons of Coal, Lessee pays COLT, on or before the 10th anniversary of the date of this Lease, the estimated Actual Production Royalty based on the weighted average sales price per ton of Actual Production Royalty paid by Lessee during the previous three (3) years on the difference between said thirty-five million (35,000,000) tons of Coal and the number of tons actually mined by Lessee.

4.3 Further Automatic Extension(s) of Term or Lessee’s Option for Further Extension(s)

(a) This Lease automatically shall renew for an additional Extended Term if at the end of the Extended Term created pursuant to section 4.2, or any Extended Term created pursuant to this section 4.3 (within the specific limitation on Extended Terms as set forth in section 4.4):

(i) Lessee has exercised reasonable efforts to mine on the Premises, but has not completed the mining of all the Economically Mineable and Merchantable Coal on the Premises; and

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(ii) Lessee is in material compliance with all of the terms and conditions of this Lease; and

(iii) During such Extended Term Lessee has mined and paid COLT the Actual Production Royalty on at least thirty-five million (35,000,000) tons of coal from the Premises.

(b) Lessee may choose or elect to extend the term of this Lease for an additional Extended Term, if (x) at the end of the Extended Term created pursuant to section 4.2, or any Extended Term created pursuant to this section 4.3 (within the specific limitation on Extended Terms as set forth in section 4.4) the conditions in sections 4.3(a)(i) and (ii) are met; (y) Lessee gives COLT written notice of its desire for an extension at least ninety (90) days, but not more than 365 days, prior to the end of said Extended Term; and (z) having failed to mine and pay Actual Production Royalty on thirty-five million (35,000,000) tons of Coal, Lessee pays COLT, on or before the 5th anniversary of the date of the Extended Term, the estimated Actual Production Royalty based on the weighted average sales price per ton of Actual Production Royalty paid by Lessee during the previous five (5) years on the difference between said thirty-five million (35,000,000) tons of Coal and the number of tons actually mined by Lessee.

4.4 Limitation on Options, No Perpetual Lease

Notwithstanding the provisions of sections 4.2 and 4.3, the maximum term of years, including the Primary Term, and all Extended Terms, of this Lease shall not exceed forty (40) years. The Parties expressly state that it is not their intent to create a perpetual lease or to convey a free-hold estate of any kind.

4.5 Waiver

COLT, at its sole option, may waive any tonnage prerequisite or condition for Lessee’s extension of the term of this Lease; provided, however, that waiver by COLT in one instance shall neither constitute a waiver with respect to nor require COLT to waive any future tonnage prerequisite.

5.	ACTUAL PRODUCTION ROYALTY

5.1 The “Actual Production Royalty” which shall be paid to COLT by Lessee, when due and without demand by COLT, for each ton of two thousand (2,000) pounds of Coal mined from the Premises by Lessee, its agents, contractors or assigns, and sold to Bona Fide Purchasers or used and consumed by Lessee during the term hereof shall be [*]. The volumes used to calculate the Actual Production Royalty will be the actual tons paid for by Bona Fide Purchasers.

5.2 If Coal mined from the Premises is blended or commingled with coal mined elsewhere than from the Premises, then each month, Lessee shall determine the estimated

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quantity of Coal mined from the Premises by prorating the total actual tonnage mined from all sources among the properties from which coal was mined on the basis of volumetric measurements of the quantity of coal mined from each of the sources or properties. Such volumetric measurements shall be based on surveys performed by Lessee’s chief engineer or other person reasonably acceptable to COLT. The quantity of coal upon which Lessee pays Actual Production Royalty shall be determined by pro rating an “engineer’s measurement” of the area mined out during each month between Premises’ Coal and non-Premises’ coal and then applying that ratio to either the actual tons paid for by Bona Fide Purchasers that month under section 5.1 or consumed coal under section 5.3(b), as appropriate. Calculations of the coal tonnage removed shall be based on the localized average height of the coal seam mined and processed by Lessee, exclusive of rock and other refuse within and without the actual coal seam. Coal weight shall be calculated at 80.0 pounds per cubic foot on the volume derived from said measurements. Measurement of the thickness of coal shall be conducted not less than once per month by representatives of Lessee for the purpose of obtaining the average section or sections to be used in computing the net tonnage extracted during the preceding month. Such measurements shall be made at all places necessary to establish a fair average. COLT shall be permitted to join Lessee in conducting said measurements if COLT so desires. For any month in which Lessee determines the quantity of Coal mined and/or shipped from the Premises by prorating, Lessee shall include with its royalty payment a copy of the calculations whereby Lessee determined such prorating, together with any other supporting documentation reasonably requested by COLT.

5.3 (a) If Lessee uses or consumes Coal on the Premises, then Actual Production Royalty on such Coal shall be paid as provided in section 7.3. In such event the parties will meet and negotiate the open market mine mouth price for such Coal in good faith. If after sixty (60) days of negotiation, the parties cannot agree on the open market mine mouth price for the Coal, then the matter shall be resolved by the Dispute Resolution Provisions of section 34 F.; provided, however, that instead of a mining engineer being the arbitrator, the arbitrator will be a coal buyer having more than 20 years experience in buying, selling or brokering coal.

(b) If Lessee uses or consumes Coal on the Premises, then it shall maintain accurate belt scales or an accurate batch weighing system. The weights from this system shall govern the calculation of tonnage for such Coal. COLT shall have the right to inspect, review and test said scales or weighing system and be present at any calibration of the scales or weighing system and to receive copies of any documentation about calibration. It is understood that any errors in these respects, when ascertained, shall be promptly recognized and corrected by Lessee. Lessee’s belt scales or weighing system shall be calibrated not less than once every six months during the Primary Term and any Extended Term of this Lease. Should COLT desire more frequent calibration, COLT shall have the right, at COLT’s expense, to have the scales or weighing system calibrated up to twice a year, at anytime.

(c) Lessee does not use or consume Coal within the meaning of this Lease by suffering plant loss or a mine fire or other similar involuntary consumption of Coal.

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(d) The Parties understand and agree that the rail weights and barge draft calculations that may end up governing payment under section 5.1 and the weights that may end up governing payment under section 5.3(b) could be substantially different from engineering calculations of the volume of Coal mined under section 5.2. That is why the volume calculations under section 5.2 are designed to produce only a ratio.

6.	GOB GAS AND HORIZONTAL BOREHOLE GAS

6.1 Lessee shall have the right to vent or flare Gob Gas and Horizontal Borehole Gas produced from the Premises for the purpose of ventilating its mine for safety reasons only, and no royalty shall be due COLT for such vented or flared Gob Gas or Horizontal Borehole Gas. However, Lessee shall have no right to produce, sell or use Gob Gas and/or Horizontal Borehole Gas hereunder, and COLT excepts and reserves from this Lease all Gob Gas and Horizontal Borehole Gas (except that which Lessee vents or flares from the Premises for the purpose of ventilating its mine for safety reasons only) and all other gas, oil and other minerals in, on, under or about the Premises and the rights to sell, lease or otherwise deal with the same.

6.2 For the purposes of this Lease, the term “Gob Gas” shall mean that gas which is liberated and accumulates within the highly broken and fractured collapse zones resulting from the Second Mining of coal seams. The term “Second Mining” includes all forms of underground mining, including technologies not yet developed which may come to be known in the future, which result in the collapse and fracturing of the strata overlying the coal beds, and includes but is not limited to full or partial pillar mining, short and long wall mining.

6.3 For the purposes of this Lease, the term “Horizontal Borehole Gas” shall mean coal seam gas produced by horizontal drilling methods from underground mine openings.

7.	GROSS SALES PRICE OF COAL

7.1 For the purposes of reporting Coal tonnages mined and sold and for the calculation and payment of any royalty (Actual Production, Minimum, or otherwise) due COLT for Coal mined and sold under this Lease, the term “Gross Sales Price”, as used herein, shall mean the final and actual sales price at which any and all Coal mined under or pursuant to this Lease is sold in an arms’-length transaction to a Bona Fide Purchaser, f.o.b. the Loading Point, after final preparation and loading, plus any premium payment or minus any penalty received by Lessee from the purchaser and/or final consumer of the Coal.

7.2 No deductions from said Gross Sales Price shall be made by Lessee, or recognized by COLT, for any and all on-site or pre-Loading Point transportation charges, loading charges, handling charges, washing costs or charges, blending or preparation charges or fees of any kind whatsoever, brokerage charges or fees, sales commissions, coal analysis charges or fees, sales tax, severance tax , license tax, privilege tax, occupational tax, advertising, credit losses or any other charges or fees of any description whatsoever. Except, however, in the case of Coal mined from the Premises hereunder and sold to Bona Fide Purchasers f.o.b. some point other than the mine or preparation plant, the Gross Sales Price of such Coal may be reduced by

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deducting from the final and actual Gross Sales Price at which such Coal is sold to Bona Fide Purchasers, all reasonable costs paid to third party(ies) for transportation, loading and handling beyond the mine or preparation plant, as the case may be. Any deviation from the use of the Gross Sales Price, as defined and as used herein, for the reporting and calculation of any royalty (Actual Production, Minimum, or otherwise) due COLT for Coal mined and sold from the Premises under or pursuant to this Lease shall not be recognized or allowed unless said deductions are first approved in writing by COLT, which approval may be withheld without cause.

7.3 For any Coal mined from the Premises under this Lease and used or consumed, for any reason or purpose whatsoever, by Lessee, its principals, employees, agents, associates, Affiliates, contractors or assigns, without sales by Lessee, the Gross Sales Price used for calculation of any and all royalty (Actual Production, Minimum, or otherwise) due and payable to COLT for such Coal shall be the prevailing open market price of coal of comparable and similar quality and quantity recently sold by Lessee and others to Bona Fide Purchasers in arms’-length transactions, adjusted to be the equivalent of f.o.b. the Loading Point.

8.	LOADING POINT

The term “Loading Point”, as used herein, shall mean the point at which Coal mined from the Premises by Lessee, its principals, employees, agents, associates, Affiliates, contractors or assigns under this Lease leaves the possession and control of Lessee, its principals, employees, agents, associates, Affiliates contractors or assigns, to be shipped to market or the final consumer of the Coal, as the case may be, whether from the mine or preparation plant as the case may be. Any deviation from the use of the Loading Point, as defined and as used herein, for the reporting and calculation of any royalty (Actual Production, Minimum, or otherwise) due COLT for Coal mined and sold from the Premises under or pursuant to this Lease shall not be recognized or allowed unless said use is first approved in writing by COLT, which approval may be withheld without cause.

9.	BONA FIDE PURCHASER, AFFILIATE

9.1 The term “Bona Fide Purchaser”, as used herein, shall mean a third-party independent purchaser, not an Affiliate of Lessee, who pays valuable consideration in good faith in an arms’-length transaction without intending to take or inadvertently taking unfair advantage of COLT or Lessee. The term “Affiliate” shall include any person, company, or entity, together with their principals, employees, contractors, agents and/or assigns, who own or control twenty-five percent (25%) or more of the ownership interest of one another, and shall include the parent or subsidiary of Lessee, or the subsidiary of Lessee’s parent, whether or not wholly owned.

9.2 For the purposes of reporting the sales and Gross Sales Prices of Coal produced under or pursuant to this Lease, and for the purposes of calculating and paying any and all royalties (Actual Production, Minimum, or otherwise) due COLT for Coal sold under or pursuant to this Lease, it is specifically understood and irrevocably agreed by Lessee that this Lease DOES NOT RECOGNIZE and DOES NOT ALLOW sales of Coal from the Premises

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under or pursuant to this Lease, or sales of coal transported onto, over, under, across, or through the Premises by Lessee, its principals, employees, agents, associates, Affiliates, contractors or assigns, to any person, company, corporation, or any other entity which does not specifically comply with the definitions of Gross Sales Price, Loading Point, and Bona Fide Purchaser as defined and as used in this Lease. It is hereby further specifically understood and irrevocably agreed by Lessee that it is the specific intent of this Lease that all sales of Coal mined by Lessee, its principals, employees, agents, associates, Affiliates, contractors or assigns, from the Premises under or pursuant to this Lease shall be made and reported to COLT, at the final and actual Gross Sales Price of the Coal sold on the open market to a non-related and unaffiliated third party Bona Fide Purchaser and/or final consumer of the Coal in an arms’-length transaction, and further that the royalty due and payable to COLT under this Lease shall be based upon the final and actual Gross Sales Price of coal sold on the open market to a non-related and unaffiliated Bona Fide Purchaser and/or final consumer in an arms’-length transaction without intending to take or inadvertently taking unfair advantage of COLT or Lessee.

9.3 In the event of a sale other than to a Bona Fide Purchaser, then in addition to the other remedies available for default hereunder, Lessee shall pay to COLT the additional royalties which would have been due to COLT had such sale been to a Bona Fide Purchaser. Any deviation whatsoever by the Lessee, its principals, employees, agents, Affiliates, contractors, associates, or assigns, in sales of coal that do not comply with the definition of a “Bona Fide Purchaser” as described above, and as used herein, must first be approved in writing by COLT.

10.	BLENDED COAL

If Coal mined from the Premises by Lessee under this Lease by Lessee, its principals, employees, agents, associates, Affiliates, contractors or assigns, shall be mixed, blended or commingled, in any proportion whatsoever, with coal mined elsewhere than from the Premises prior to the Loading Point, as defined herein, the Gross Sales Price used for calculation of royalty (Actual Production, Minimum, or otherwise) payable to COLT for its proportionate share of any and all such mixed, blended, or commingled coal shall be that Gross Sales Price of the final mixed, blended, or commingled coal product sold to Bona Fide Purchasers, f.o.b. the Loading Point, in arms’-length transactions, regardless of any respective difference(s) in or between the quality and/or quantity of the Coal mined from the Premises and the quality and/or quantity of the coal with which Coal mined from the Premises is mixed, blended, or commingled.

11.	MINIMUM ROYALTY

The Minimum Royalty for this Lease, which shall be paid to COLT by Lessee during the Primary Term and any Extended Term of this Lease, when due and without demand by COLT, shall be as follows:

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For the remainder of calendar year 2012	=	[*]
For calendar year 2013	=	[*]
For calendar year 2014 and for each calendar year thereafter	=	[*]

Such Minimum Royalty payments shall be made by Lessee to COLT as follows:

The Minimum Royalty due for the remainder of calendar year 2012 shall be paid within fifteen (15) days following the effective date of this Lease.

The Minimum Royalty for each calendar year after 2012 shall be paid by no later than the last day of December of the preceding calendar year (i.e. by December 31, 2012 for calendar year 2013; by December 31, 2013 for calendar year 2014; etc.)

Minimum Royalty paid by Lessee during the Primary Term or any Extended Term of this Lease shall be recoverable only against Actual Production Royalty during the period of five (5) years following the date on which such Minimum Royalty payment was made. For emphasis, any and all Minimum Royalty paid by Lessee to COLT during the Primary Term or any Extended Term of this Lease and not recouped against Actual Production Royalty during the period of five (5) years following the date on which such Minimum Royalty payment was made, for any reason whatsoever, shall be forfeited and retained by COLT.

12.	CESSATION AND RECOVERY OF MINIMUM ROYALTY

Except as otherwise provided herein, if at any time during the Primary Term or any Extended Term of this Lease, Lessee shall have paid COLT an amount of Minimum Royalty which is then equal to the number of tons of mineable Coal remaining to be mined on the Premises multiplied by the average Actual Production Royalty rate paid per ton by Lessee during the then most recent twelve (12) months of this Lease, Lessee may, upon written notification to COLT and only after receipt by COLT of said written notification, for a period of time cease payment of further Minimum Royalty and apply any and all future Actual Production Royalty due COLT against any unrecovered Minimum Royalty until such time as said amount of unrecovered Minimum Royalty has been reduced to zero (0), so long as said period of time does not exceed twelve (12) months from the date of Lessee’s written notification to COLT of the existence of said condition. In the above described instance, Lessee’s payment of Minimum Royalty required hereunder shall resume when the amount of all unrecovered Minimum Royalty has been reduced to zero (0). In the event this Lease is terminated, for any reason whatsoever, and the Lessee has not recovered all of the outstanding Minimum Royalty paid by Lessee hereunder against Actual Production Royalty, as set out above, said unrecovered Minimum Royalty shall be irrevocably forfeited by Lessee.

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13.	WHEELAGE ROYALTY

If Lessee should bring coal, coal products, or coal by-products through the Premises for sale to third parties, which coal has been mined, obtained or purchased elsewhere than from the Premises, Lessee shall pay to COLT a Wheelage royalty of [*]:

1.	Transported into, through or under the subsurface of the Premises by way of underground entries, tunnels, passages and/or haulage ways in mines.

2.	Stored or stockpiled in the subsurface of the Premises or loaded for sale to third parties from the Premises.

Foreign Coal shall include any and all coal and/or coal products and by-products mined, recovered, obtained or purchased by Lessee, its contractors, and Affiliates, from any location off the Premises, except for other lands of COLT leased by Lessee. Lessee shall report all tonnages of Foreign Coal as separate items on the monthly report of production and royalty described in section 14 below. The provisions of this section shall apply in every case except for Foreign Coal of significantly different quality and characteristics brought by Lessee or others onto the Premises for the specific purpose of blending with Coal mined by Lessee from the Premises in order to enhance the characteristics or increase the value of COLT’s Coal in the final blended product. Any exception(s) to the provisions of this section shall not be recognized or allowed unless said exception(s) are first approved in writing by COLT, which approval may be withheld without cause.

14.	ROYALTY PAYMENTS AND REPORTS

Payments for Coal mined and sold hereunder shall be made on a timely basis, when due and without demand by COLT, on or before the twentieth (20th) day of each month (“Payment Deadline”) for all Coal mined or produced from the Premises, shipped and sold, or used, together with all Foreign Coal transported and sold by Lessee or its Affiliates, or assigns during the preceding month as to Coal, as evidenced by a report or reports furnished by Lessee to COLT tendered contemporaneously with payment. Payments shall be made by check or wire transfer. If by check, payment shall be made to the following address:

430 Harper Park Drive

Beckley, WV 25801

If by wire transfer, payment shall be to the following address:

Bank:	Huntington Bank
ABA:	044000024
Credit To:	Colt LLC
Account #:	01221137324

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Copies of the reports required in this section 14 and evidence of the wire transfer or check shall be forwarded by mail or fax to:

Colt LLC

3801 PGA Blvd., Suite 903

Palm Beach Gardens, FL 33410

The addresses for payment by check or wire transfer and/or for submitting reports may be amended from time to time by COLT upon notice to Lessee.

Not later than the Payment Deadline, Lessee shall report to COLT showing the actual amount for each and every mining method of Coal mined, processed, stockpiled, loaded, shipped, and sold from the Premises by Lessee and/or its Affiliates or contractors during the preceding month and shall also include individual sales of Coal by Lessee, the customers to which Coal was sold, the Gross Sales Prices of Coal for each sale, itemization of allowable deductions for each sale, calculations of Actual Production Royalty due COLT for each sale and for the preceding month, and the location, by Quarter-Quarter Section, Township, and Range, of the lands of COLT from which such Coal was mined. Such report or reports shall be made either on a form or forms of COLT supplied to Lessee or on a form or forms of Lessee that are approved by COLT. Each report shall be certified to be true, accurate, and correct by Lessee and shall be to the satisfaction of COLT. In any event, all of the aforementioned items shall be made available to COLT by Lessee, at all times upon COLT’s request, for any month during the term of this Lease. Such reports shall, at COLT’s request, be accompanied by copies of invoices, purchase orders, sales receipts, bills of lading, truck weight tickets, railroad weight tickets, barge weight tickets, statements of transportation, washing and handling charges, and other forms of verification as may be deemed necessary by COLT.

15.	BEST PRACTICE IN MINING

For the purpose of maximizing Actual Production Royalties due COLT hereunder and conserving natural resources, Lessee shall conduct its coal mining operations on the Premises in accordance with the Best Mining Practice of a prudent operator, so there will be no needless or avoidable loss or waste of Coal. The term “Best Mining Practice”, as used herein, shall mean those modern mining methods and practices employed by a prudent mining operator using modern mining equipment and techniques in the conduct of diligent and aggressive mining operations in an attempt to recover the maximum amount of Coal which can be economically mined on the Premises (“Economically Mineable and Merchantable Coal”). The term “Economically Mineable and Merchantable Coal”, as used herein, is defined as that Coal which can be economically mined by a prudent lessee using modern mining methods, practices, techniques, and equipment in accordance with generally accepted industry standards and mining limits used by prudent operators mining similar quantities of similar quality coals under similar geologic and technical conditions. If Lessee should fail to mine all Economically Mineable and Merchantable Coal on the Premises with the Best Mining Practice and fail to mine all which could be economically mined prior to the expiration or termination of this Lease and, by

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Lessee’s actions or omissions, Lessee makes the subsequent recovery of such unmined Coal impossible or uneconomical, upon notice from COLT, Lessee shall promptly pay COLT for all such unmined Coal at the average Actual Production Royalty rate paid for Coal mined hereunder, which royalty amount for such unmined Coal shall be determined by mutual negotiations concluded not later than sixty (60) days following such notice from COLT, or, such negotiations failing, the matter shall be resolved by the Dispute Resolution Provisions of section 34 F. In the event that the Dispute Resolution Provisions are invoked and the arbitrator determines that Coal was not mined that should have been mined, then the Actual Production Royalty paid for such Coal shall be the based on a three year period with the year that the Coal should have been mined being the middle year in the calculation. Lessee shall not, however, be held liable for rendering any Coal unmineable or uneconomically recoverable when such act occurs pursuant to mining projections or plans that were submitted and reviewed pursuant to section 17 or was caused by the normal reclamation of the Premises mined hereunder by a prudent operator using the Best Mining Practice or was unmined or rendered unmineable as required by state and/or federal law.

16.	COMMENCEMENT OF OPERATIONS

It is understood and agreed by and between the Parties that a part of the consideration for COLT entering into this Lease is Lessee’s commitment to promptly commence and actively pursue an aggressive coal mining operation in order to maximize the benefits of current coal market conditions. Without in any way limiting COLT’s termination rights, as provided herein, failure of Lessee to commence bona fide coal production and continuous mining operations within ten (10) years after the effective date of this Lease shall create the presumption that Lessee has failed to comply with the provisions of this section, unless such failure to commence mining operations is caused by Lessee’s inability, after diligent and aggressive efforts, to obtain the necessary permits relating to the start-up of mining activities from state and/or federal regulatory agencies. In the event that Lessee fails to commence bona fide coal production and continuous mining operations within ten (10) years other than for reasons set forth in the preceding sentence after the effective date of this Lease, COLT shall have the option to terminate this Lease and all payments made by Lessee to COLT shall be forfeited by Lessee and in addition, Lessee shall deliver all project permits, engineering plans, marketing plans and studies to COLT (“Project Documents”) to become the property of COLT. In the event that COLT exercises this right of termination, it shall be COLT’s sole remedy at law or in equity against Lessee, and Lessee, having forfeited all payments made to COLT and having delivered all Project Documents to COLT, shall be forever discharged from any and all obligations, claims, or causes of action of any nature whatsoever arising out of this Lease or activities related thereto.

17.	SUBMITTAL OF MINING PROJECTIONS

17.1 Lessee shall furnish COLT with a map or maps showing the area(s) of the Premises on which Lessee intends to conduct coal mining operations. Lessee shall furnish such map or maps of Lessee’s intended mining operations to COLT no less than thirty (30) days prior to the commencement of operations and thereafter on at least an annual basis on the anniversary

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date of this Lease or at any time during the term hereof that the mining projections are changed, amended, or altered in any way. Said maps of mining projections shall include, but shall not be limited to, such information as:

(1) The seam or seams which Lessee intends to mine;

(2) The area(s) where Lessee intends to stockpile or blend coal mined from the Premises;

(3) The present and future access roads and routes of transportation in the mine; and

(4) The present and future location(s) of any washing or preparation facility(s), sediment ponds, water impoundments, mine gob areas, slurry ponds, and power transmission lines located on the Premises.

17.2 Upon submittal by Lessee, COLT shall have thirty (30) days in which to review said mining projections for the purpose of (i) ascertaining Lessee’s intention to operate according to Best Mining Practice and to coordinate Lessee’s mining projections with other COLT operations or uses of the Premises relating to the rights herein reserved to COLT as described in section 19. During said thirty (30) day period, COLT may question or comment on Lessee’s mining projections, however, if COLT does not respond to Lessee within said thirty (30) day period, then COLT has no objections to said mining projections and plans. Should COLT notify Lessee of questions or comments within said thirty (30) day period, COLT and Lessee shall within the next thirty (30) days attempt to resolve their differences concerning mining projections and plans and how the same may be coordinated with other COLT operations for uses of the Premises, or may be made to comply with Best Mining Practice; or, such negotiations failing, the matter shall be resolved by the Dispute Resolution Provisions of section 34 F. The review of Lessee’s mining projections by COLT and any questions by or comments of COLT with respect to such projections are not intended in any way to constitute COLT’s “approval” of such projections for any purpose and/or to be any attempt or effort by COLT to control Lessee or its operations; to the contrary, such review and any such questions or comments are limited to ascertaining Lessee’s intention to operate according to Best Mining Practice and to coordinate Lessee’s mining projections with other COLT operations or uses of the Premises relating to the rights herein reserved to COLT.

18.	MINING PROGRESS MAPS

Lessee shall, not later than the twentieth (20th) day of each January, April, July, and October, respectively, or on a more frequent basis if requested by COLT during the term hereof, furnish COLT with a surveyed map or maps approved by a Registered Professional Engineer or Surveyor showing Lessee’s mining progress during the preceding three (3) month period. The maps shall include, but shall not be limited to, a legend containing Lessee’s name and address, numeric and bar scale, north arrow, location (i.e. section- township-range, county, state), contractor name and address, mine name, mining permit number, surveyor’s name and place of business, date of map, and time period of map. The map shall also indicate sufficient coal thickness measurements to determine the actual amount of Coal mined by Lessee, the area extent of mining, township and range lines with section numbers, state plane coordinate line (if available) and the calculations of the number of tons removed from each seam by quarter-quarter section. The maps shall be color coded so as to discern production from separate seams

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and individual production months. The map to be furnished by the twentieth (20th) day of January must be reproducible or in an electronic format such as .tif or .pdf. In all cases, the maps and the information supplied by Lessee thereon shall be to the reasonable satisfaction of COLT.

19.	RESERVATIONS

(a) COLT hereby reserves to itself, its successors and assigns, the right, at all times during the term of this Lease, to explore for, drill test, mine, and remove from the Premises all oil, gas, casing head gas, hydrocarbons, coal seam gas, petrochemicals, rocks, minerals, mineral substances, non-mineral substances, and any other substance(s) now known or hereinafter discovered, other than the Coal which Lessee is granted the right to mine and remove from the Premises under this Lease. The Parties agree, however, that the Coal must be treated as the dominant estate and that definitive mining projections and plans must be capable of being made at least ten years in advance of actual mining. It is understood and irrevocably agreed that the intent of this section is that COLT reserves unto itself, its successors and assigns, all substances presently known or those substances which may come to be known or identified in the future, including without limitation those substances recited above, together with the right to explore for, mine, and remove said reserved substances other than the Coal and those specific rights to mine and remove the same which may occur in, on, or under the Premises described in this Lease. It is recognized by the Parties that the rights herein reserved to COLT may possibly conflict with the rights granted to Lessee hereunder. In the event of such conflict or potential conflict, the Parties shall negotiate in good faith and attempt to resolve the issue to their mutual satisfaction; or, if such negotiations are not successfully concluded within thirty (30) days following commencement of negotiations (or from the date negotiations were requested by a Party, if the other Party failed to respond), the matter shall be resolved by the Dispute Resolution Provisions of section 34 F.

(b) Future leases, easements, contracts or licenses granted by COLT, its successors and assigns, to explore for, drill test, mine, and remove from the Premises all oil, gas, casing head gas, hydrocarbons, coal seam gas, petrochemicals, rocks, minerals, mineral substances, non-mineral substances, and any other substance(s) now known or hereinafter discovered will acknowledge the dominance of the coal estate granted hereunder and require coordination with Lessee such that Lessee can operate under definitive mining projections and plans capable of being made at least ten years in advance of actual mining. COLT and its successors and assigns agree to cause all wells which will be plugged in the normal course of operations under future leases, easements, contracts or licenses granted by COLT to be plugged, and certified as plugged, according to MSHA and state standards for mining through wells.

(c) Future leases, easements, contracts or licenses granted by COLT and its successors and assigns allowing use of the Premises for any purpose will contain indemnification provisions substantially similar to the provisions of section 20 and be similarly protective of Lessee as a Protected Party and insurance provisions substantially similar to the provisions of section 21.

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20.	LESSEE’S LIABILITY AND INDEMNIFICATION FOR INJURIES

20.1 Lessee is an independent contractor under this Lease, and COLT in no way shall be liable for any injury or damage, or claims of injury or damage, whatsoever, to persons or property including but not limited to damage from subsidence which may result from Lessee’s exercise of the rights granted Lessee hereunder or from the activities and/or operations of Lessee or its Affiliates or contractors on the Premises under this Lease and/or from the lack of safety (latent or patent) of the Premises. Lessee assumes all risk of personal injury, death, and/or property damage from any cause whatsoever except for the on-site activities of COLT which are grossly negligent. Lessee irrevocably agrees that it shall indemnify, protect, hold harmless, save, and defend COLT and its successors, assigns, directors, officers, managers, partners, owners, employees, Affiliates and agents (each a “Protected Party”) from and against any and all suits, actions, legal proceedings, claims, demands, court costs, litigation expenses, attorneys fees, consultants fees, judgments, awards, and other costs or expenses whatsoever, in any manner caused by, arising from, incident to, related to, connected with, or growing out of the activities and/or operations of Lessee or its Affiliates or contractors hereunder, or the use or occupation of the Premises by Lessee or its principals, employees, managers, owners, contractors, agents or assigns. Lessee’s obligations under this section shall survive the termination or expiration of this Lease until the later of (x) four years after termination or expiration or (y) when the last claim under this section is resolved.

20.2 Without limiting anything in this section, in the event and to the extent a claim is made by an employee of Lessee against a Protected Party hereunder, Lessee and its successors and assigns will indemnify the Protected Party to the same extent as if the claim were made by a non-employee of Lessee, notwithstanding any statute or judicial decision otherwise disallowing such indemnification. It is the intent of this Lease that, as a part of the consideration of Lessee to COLT under this Lease, and regardless of any defense Lessee might have, Lessee and its successors and assigns shall indemnify the Protected Party against all claims of any nature whatsoever.

21.	INSURANCE

21.1 Lessee agrees that before it or any of its contractors (and/or their employees, principals, contractors, or agents) enter upon or visit the Premises, it will obtain and maintain in full force and effect (or will cause its contractors to do so) Commercial General Liability insurance under an occurrence policy from an insurance company or companies satisfactory to COLT, and possessing an A.M. Best Company rating of A-, Class VII or better, for bodily injury, including death, and property damage in a minimum amount of Two Million Dollars ($2,000,000.00) per occurrence and Ten Million Dollars ($10,000,000.00) in the aggregate. COLT shall have the right to require Lessee to increase said minimum amounts from time to time during the Primary Term or any Extended Term of this Lease to such amounts as are commercially reasonable for leases of the kind and character of this Lease. Lessee agrees to procure and maintain insurance policies in accordance with the terms and provisions outlined or set forth in Attachment “B” attached hereto and incorporated herein, including without limitation, adding COLT as an Additional Insured; obtaining waiver of subrogation; agreeing to

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give COLT thirty (30) days’ prior written notice upon policy cancellation or change; and providing contractor/subcontractor coverage (if applicable). Lessee further agrees to immediately provide a copy of Attachment “B” to its insurance company and/or insurance agent.

21.2 Lessee’s obligations under this section 21 shall survive the termination or expiration of this Lease until the later of (x) for four years after termination or expiration or (y) when the last insurance claim pending under this section 21 is resolved.

21.3 If Lessee desires to self-insure, it shall present its program of self-insurance to COLT, fully describing the program, its administration, and the amounts of excess and/or umbrella coverage to be maintained in force during any periods of self-insurance. Lessee may not self-insure unless COLT specifically approves, which approval shall not be unreasonably withheld.

21.4 The requirement of insurance in this section 21 does not in any way release Lessee of its further responsibility and liability of indemnification of COLT under this Lease.

22.	AUDIT

In order to determine the accuracy or correctness of Lessee’s mining, reporting, and sales procedures or of any financial and accounting report required of Lessee for Coal mined or removed from the Premises under this Lease, Lessee shall keep adequate financial and accounting books, records, and reports concerning any and all Coal mined, removed, blended, processed, transported, and sold hereunder, and COLT, through its employees, representatives, agents and assigns, shall have the right to review, copy and audit, at all reasonable times, said books, records, and reports of Lessee, its agents, contractors, and assigns. All of said books, records, and reports of Lessee, its agents, contractors, and assigns, shall be kept for a period of ten (10) years and shall remain open and available for inspection for not less than three (3) years following the date of expiration or termination of this Lease.

23.	FORCE MAJEURE

Should the Lessee be unable to mine Coal from the Premises during a period of fourteen (14) or more consecutive calendar days during the term hereof, as a result of a Force Majeure, the Minimum Royalty payment for the subsequent period in which Minimum Royalty is due COLT hereunder shall be adjusted and prorated to waive the Minimum Royalty for such days in which Lessee was unable to mine coal. The term “Force Majeure”, as used herein, shall mean a nationwide strike in the coal industry or strike that is called by the international headquarters of the Union representing the strikers (but not strikes or labor disturbances otherwise of a local nature arising out of a grievance), acts of God, acts of a public enemy, wars, or insurrections, earthquakes, floods, loss of utilities, and other causes beyond the reasonable control of Lessee. In order for Lessee to be eligible for the relief granted by this section, Lessee must and shall immediately notify COLT, in writing, of any condition qualifying as Force Majeure hereunder. For the purposes of this Lease, and notwithstanding anything herein elsewhere provided to the contrary, Lessee irrevocably agrees that no Force Majeure condition shall exist under this Lease

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until COLT shall have, received Lessee’s written notice of a condition qualifying as a Force Majeure hereunder. Lessee shall notify COLT, in writing, upon cessation of any such condition qualifying as a Force Majeure hereunder. Failure to notify COLT of the cessation of such condition shall constitute a default of Lessee under this Lease. It is specifically understood and agreed by Lessee that Lessee’s inability to sell coal mined from the Premises under or pursuant to this Lease due to depressed coal market conditions shall not qualify as a Force Majeure conditions hereunder. It also is specifically understood and agreed by Lessee that Lessee’s failure to expend any sum of money shall not qualify as a Force Majeure condition hereunder. A condition of Force Majeure lasting longer than one (1) year may serve to extend the term of this Lease by a period equal to the duration of the Force Majeure; however, it is understood and irrevocably agreed by Lessee that if a single event of Force Majeure continues for more than two (2) years, then Lessee must resume paying the Minimum Royalty or risk default. If after a Force Majeure period of two years, Lessee fails to begin payment of the Minimum Royalty, then upon thirty (30) days’ notice to Lessee, COLT may terminate this Lease.

24.	FINANCIAL STATEMENTS

Annually, on or before April 30 if requested by COLT, Lessee shall furnish COLT with copies of its audited financial statement and all exhibits thereto. If Lessee is a part of a consolidated group of entities (and if COLT so requests an audited financial statement), then the audited financial statement of such consolidated group can be furnished to COLT provided such statement contains detailed supplemental information clearly showing Lessee’s financial information and condition.

25.	COMPLIANCE WITH APPLICABLE LAWS

The Lessee, as an independent contractor hereunder, in the exercise of any of the rights granted to Lessee by this Lease, irrevocably agrees as follows:

A. Should the discharge, leakage, spillage, or emission of any flammable, explosive, caustic, corrosive, or radioactive substance or Hazardous Material (as defined in section 25 C. below) of a nature occur upon or from the Premises, Lessee, at its sole cost and expense, shall be obligated to clean up and remediate the Premises and any other property affected thereby, to the reasonable satisfaction of COLT and all governmental authorities having jurisdiction. If such leakage, spillage, or emission should occur in reportable quantities during the Lease term, Lessee shall promptly inform COLT of such occurrence, and Lessee shall promptly commence any notification and necessary cleanup action.

B. If the event of a discharge under section 25 A., COLT may make written demand on Lessee for cleanup of the Premises or other affected property, and if Lessee does not undertake to comply with that demand within ten (10) days, then COLT shall have the right to clean up the Premises and such other affected property to COLT’s reasonable satisfaction, and COLT’s costs shall all be chargeable to Lessee, provided that COLT’s exercise or failure to exercise such right shall not be a waiver of any other rights it might have under this Lease or at law.

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C. As used in this Lease, the term “Hazardous Material” shall mean any substance or material (including without limitation “liquid sewage sludge”) which has been determined to be capable of posing a risk of injury or damage to health, person, safety, or property under any applicable federal, state, and local laws, codes, ordinances, rules, decrees, order, judgments, implementing regulations, and applicable regulatory permits relating to pollution or protection of the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Superfund Amendments and Reauthorization Act of 1986, and all other laws and regulations relating to hazardous and toxic substances, emissions, releases, and discharges of pollutants, wastes, and other substances into ambient air, surface water, ground water, or land, whether such requirements exist on the date hereof or are adopted in the future.

D. In addition, Lessee shall comply with all applicable rules, regulations, orders, judgments, decrees, ordinances, permits, licenses, laws, codes, legislation, or statutes of all local, municipal, county, state, and federal authorities including but not limited to:

(1) the Surface Mining Control and Reclamation Act of 1977;

(2) the Federal Toxic Substances Control Act of 1976;

(3) the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986;

(4) the Federal Water Pollution Control Act;

(5) the Federal Clean Air Act;

(6) the Federal Resource Conservation and Recovery Act of 1976; and

(7) the Hazardous Materials Transportation Act; all as the above may have been and may hereafter be amended, (all herein “Environmental Laws”) applicable to the existence, seepage, leakage, spillage, emission, release, or discharge of any Hazardous Material as defined above or any other toxic, polluting, or contaminating substance, condition, or material on, under or in the Premises, and Lessee shall hold COLT harmless from and defend and indemnify COLT against any claim, order, decree, judgment, action, suit, cost, fine, fee, penalty, or any other expense or liability arising from the violation of Environmental Laws and the failure to remediate a condition described above by Lessee, its assigns, agents, employees, or contractors.

E. Lessee shall notify COLT of the receipt of any notice, order, or citation alleging the violation of any Environmental Law, and shall provide COLT with copies of any citations, permits, or licenses issued by governmental authorities required by any Environmental Law, copies of all materials filed by Lessee with governmental authorities relating to Hazardous Materials, copies of any environmental reports or assessments relating to the Premises, and any other material or document relating to the presence of Hazardous Materials on the Premises.

F. Lessee’s obligations under this section 25 shall survive the termination or expiration of this Lease until the later of (x) for four years after termination or expiration or (y) when the last environmental claim pending under this section 27 is resolved.

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26.	POLLUTION PREVENTION AND ENVIRONMENTAL INDEMNIFICATION

26.1 Except for the materials listed in Exhibit “D” which are necessary for Lessee’s business operations, Lessee, in order to prevent the pollution, contamination, waste, or other damage to the Premises, its improvements, its fixtures, and its personal property, and to adjacent properties and to non-adjacent properties, is prohibited at all times from storing, treating, discharging, disposing, transporting, generating, emitting, handling, or otherwise having on the Premises any chemicals, raw materials, products, or byproducts. During the Lease term the materials listed in Exhibit “D” will be updated by Lessee and approved by COLT in writing prior to the use of any other materials on the Premises. Lessee is also prohibited from storing, treating, discharging, disposing, transporting, generating, emitting, handling, or otherwise having on the Premises any waste or the like in any form (including gases, liquids, semi-solids, and solids), that cause or tend to cause pollution, contamination or nuisances of any kind, or that pose a threat to human health and the environment, if introduced into the environment by any means. Lessee is specifically precluded, without limiting the foregoing, from having on the Premises “hazardous waste”, as defined under the Resource Conservation and Recovery Act (RCRA), 42 U.S.C. §§6901 et seq., as amended; “hazardous substances” as defined under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), 42 U.S.C. §§9601 et seq., as amended; “pollutants and contaminants”, as defined under CERCLA; “extremely hazardous substances, hazardous chemicals, and toxic chemicals”, as defined under the Emergency Planning and Community Right-to-know Act, 42 U.S.C. §11001, et seq., as amended; “toxic substances”, as defined under the Toxic Substances Control Act, as amended; and “regulated substances”, as defined under RCRA, 40 C.F.R. §280.12, as amended. Lessee is also prohibited from allowing others to have any of the preceding materials on the Premises. In addition to the indemnification of COLT set forth in section 26.2 below, Lessee shall be liable to COLT for any damages to the Premises or to any persons or other property, real or personal, resulting from a breach or violation of this section. Nothing in this section is intended to limit any rights or causes of action COLT may have elsewhere within this Lease or in general.

26.2 Lessee agrees to defend and indemnify the Protected Parties against and to hold the Protected Parties harmless from all claims, actions, proceedings, judgments, awards, liability, cost, or expense (including attorneys fees, consultants fees, and other legal costs), for death, injury, loss, or damage to any person or property, brought by any person, firm, corporation, or governmental entity, resulting from any cause whatsoever including, but not limited to those resulting or arising from or in connection with the active or passive effects or existence of petroleum products or any physical substance of any nature or character, on, under or in the land, water, air, structures, fixtures, or personal property comprising the Premises, from and after the date hereof, whether resulting from Lessee’s use of the Premises or otherwise. In addition to claims supported by other theories of liability, the foregoing indemnification applies to claims for injuries, damages, penalties, cleanup, and restoration costs resulting from contamination of any property, its surface, subsurface, groundwater, soil, or air, arising from environmental laws, regulations, or common law of the United States or state or local authorities, including provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), 42 U.S.C. Section 9601, et seq., as amended, and the Resource Conservation and Recovery Act (RCRA), 42 U.S.C. Section 6901, et seq., as amended.

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26.3 Lessee’s obligations under this section 26 shall survive the termination or expiration of this Lease until the later of (x) for four years after termination or expiration or (y) when the last environmental claim pending under this section 26 is resolved.

27.	MINING LICENSES AND PERMITS

27.1 Lessee shall comply with all past, present, and future laws, ordinances, rules, and regulations enacted by any federal, state, county, or municipal governmental agency(ies) having jurisdiction or control over mining, reclamation, storm water discharge, wetlands, and/or environmental pollution or any other aspect or facet of this Lease and shall, at its sole efforts and expense, procure all necessary licenses and permits pertaining to its operations on the Premises, including but not limited to all mining licenses and mining permits required by any municipal, county, state, or federal governmental agency(ies). Lessee shall, upon execution hereof, or as soon thereafter as is possible, furnish COLT with copies of the following information:

(1) Lessee’s or Lessee’s contractors’ or assigns’ current and valid mining license(s); and

(2) Lessee’s or Lessee’s contractors’ or assigns’ approved mining permit(s); and

(3) Lessee’s or Lessee’s contractors’ or assigns’ reclamation bond(s).

27.2 If, at any time during the term of this Lease, any of Lessee’s or Lessee’s contractors’ or assigns’ mining licenses, mining permits, or reclamation bonds should be changed, amended, or altered in any way, Lessee shall furnish COLT with copies of the same specifically depicting such changes, alterations, or amendments. Lessee or Lessee’s contractors or assigns shall not, for any reason whatsoever, obtain or seek to obtain any waivers from the original mining or reclamation plans and permits without first notifying COLT in writing and obtaining written permission from COLT, such permission not to be unreasonably withheld.

27.3 If, at any time during the term of this Lease, any of Lessee’s or Lessee’s contractors’ or assigns’ mining licenses, mining permits, or reclamation bonds should be finally and irrevocably canceled, revoked, suspended, terminated, liquidated, or in any other manner rendered inoperative, null or void, for any reason whatsoever, by the appropriate federal or state agency, which act would operate to defeat Lessee’s and Lessee’s contractors’ or assigns’ rights and ability to mine Coal on the Premises, as is the intent of this Lease, COLT may terminate this Lease upon thirty (30) days written notice to Lessee; however, Lessee shall have the right to challenge any such cancellation and the right of COLT to terminate this Lease shall only arise after Lessee’s exhaustion of all its processes of appeal.

27.4 If for any reason this Lease is terminated or cancelled, Lessee agrees to cooperate in the timely to transfer any and all permits required for mining to COLT or to its designated assignee upon COLT’s request for said transfer. Lessee hereby gives COLT a power of attorney to effectuate any such transfer. Upon transfer, COLT or its designated assignee shall assume all

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future obligations under the mining permits. If COLT does not request a transfer of permits, all reclamation shall be performed by Lessee according to the requirements of any and all government agencies.

28.	WORKERS’ COMPENSATION

Lessee irrevocably agrees that in its exercise of any of the rights granted to Lessee herein and in all of its operations hereunder, Lessee is and shall be an independent contractor and shall be exclusively liable for the payment of all sums of money and benefits due to all persons legally entitled thereto who are properly engaged in Lessee’s or Lessee’s agents’ and assigns’ operations, including any amounts due its employees under the Illinois Workers’ Compensation Act, or any other law including without limitation any state or federal law pertaining to black lung or pneumoconiosis or any such law providing benefits to employees for black lung or pneumoconiosis, and Lessee shall indemnify, protect, defend, and save COLT harmless against Lessee’s or Lessee’s agents’ or assigns’ failure to pay any and all payments due to and claims for payments made by persons engaged or employed by Lessee or Lessee’s contractors, agents and assigns in any work conducted hereunder. Lessee shall from time to time at COLT’s request, furnish to COLT evidence of its compliance with the provisions of this section.

29.	PAYMENT OF LEVIES AND TAXES

Lessee, in the exercise of any of the rights granted to Lessee under this Lease, specifically and irrevocably agrees:

A. To pay all contributions, levies, taxes, or other sums, by whatever name called, for which COLT might otherwise become liable with reference to all wages, benefits, or other sums paid employees of the Lessee, its agents, contractors, and assigns, whose labor enters into the mining, transportation, production, treatment, shipment, or sale of any coal or other materials of any kind whatsoever, produced under this Lease or reclamation of mining on the Premises in all cases where such contributions, levies, taxes, or other sums are or shall be required to be paid under any federal, state, county, or municipal unemployment act or Social Security Act, by whatever name called, and to indemnify, protect, save, defend, and hold COLT harmless against Lessee’s or Lessee’s agents’, contractors’, or assigns’ failure to comply therewith and also against any federal, state, county, municipal, or personal claims whatsoever fixed or levied with reference to the wages of employees of Lessee, its agents, contractors, or assigns; and

B. That COLT shall, in accordance with law, assess and pay taxes on the interests owned and/or leased by COLT in the Premises, including mined or unmined coal therein contained. However, Lessee shall reimburse COLT for any and all property taxes and/or unmined coal taxes on the Premises. Lessee shall pay its reimbursement to COLT within thirty (30) days after receipt of an invoice from COLT. Taxes shall be prorated by COLT to Lessee for any period less than the full current tax year; and

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C. That Lessee shall, in accordance with law, pay taxes on all machinery, structures, equipment, improvements, and other property of Lessee now or hereafter located or placed by Lessee in its mines or on the Premise. Lessee shall also pay any so-called severance, tonnage, license, privilege, or occupational taxes on coal which Lessee has the right to mine or in fact mines from the Premises and shall indemnify, protect, save, defend, and hold COLT harmless from and against any liability or claims of liability, or damages or claims of damages arising from or related to Lessee’s failure to pay such taxes. Lessee shall have the right in good faith to contest or review, at its sole efforts and expense, in such manner as it deems suitable, and in COLT’s name if desirable, any tax, charge, levy, or assessment whether general, special, ordinary, or extra-ordinary, layed, levied, assessed, or imposed upon Lessee.

30.	CHALLENGE OF TITLE

It is understood and irrevocably agreed by Lessee that COLT does not warrant the title to the Premises or to any Coal which may exist thereon. In the event that any claim(s) be made or litigation instituted by any third party as to the title or ownership of COLT in or to any portion or interest of the Premises and/or to any Coal, COLT shall have the right, but not the obligation, to defend the same. Should COLT choose not to defend COLT’s title, Lessee shall have the right, at its option and its sole expense, to defend COLT’s title. Upon determination by a court of competent jurisdiction in a proceeding to which COLT is a party that COLT’s title to any part or interest in the Premises and/or any Coal is defective to such extent as to defeat Lessee’s right or ability to mine Coal under this Lease, notice by COLT to Lessee of such determination shall operate to eliminate from this Lease any and all Coal ownership acreage of the Premises so determined to be defective. In such case, COLT’s sole liability and responsibility to Lessee shall be to refund to Lessee any royalties paid to COLT by Lessee for Coal mined from said defective acreage, and in no event shall COLT be liable to Lessee for any direct or consequential damages sustained or assessed against Lessee as a result of the mining of the Coal in any land as to which COLT’s title fails. It is specifically understood and irrevocably agreed by Lessee that Lessee, its agents, contractors and assigns, have satisfied themselves as to the competency and sufficiency of COLT’s title to the Premises and the Coal and the interests contained therein prior to entering into this Lease.

31.	RIGHT OF ACCESS

COLT, through its employees, representatives, agents, and assigns, shall have, at all reasonable times during the term of this Lease and without limitation, the free, unrestricted and unobstructed access to the Premises at COLT’s sole risk.

32.	ZONING

This Lease and Lessee’s rights hereunder are subject to all applicable zoning and subdivision laws, rules, regulations, and ordinances, including any and all blasting covenants and restrictions related thereto, and the burden and cost(s) of compliance therewith shall be solely upon Lessee. Under no circumstances whatsoever, shall Lessee or its agents, contractors, employees, or assigns seek to change any zoning and/or subdivision regulations or

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classifications concerning the Premises described herein without the express prior written approval of COLT. Lessee shall protect, defend, indemnify, save, and hold COLT harmless against any consequence arising from Lessee’s (or Lessee’s contractors or assigns) failure to comply with any and all applicable zoning and/or subdivision regulations, including but not limited to any and all blasting covenants and restrictions related thereto.

33.	CONDEMNATION OF PREMISES

If the Premises in whole or in part, or any portion thereof or interest therein, shall be acquired or condemned by any action of eminent domain or sold in lieu thereof by or for any public or quasi-public use or purpose, which action shall serve to defeat COLT’s or Lessee’s rights or ability to mine Coal from the Premises, then COLT shall give notice of any such action to Lessee in writing. Such notice by COLT to Lessee of such action or determination shall operate to eliminate from this Lease any and all acreage of the Premises so determined by such action or determination. In any such case, Lessee irrevocably agrees that COLT shall have no responsibility or liability, either directly or indirectly, to Lessee to refund, reimburse, or compensate Lessee for any direct, indirect, incidental, or consequential damage(s) or claims of such damage(s), by Lessee or others for such action or determination. If the Premises in its entirety shall be acquired or condemned by any aforesaid action or determination, then this Lease, and all of the rights granted to Lessee herein, shall cease and terminate as of the date of title vesting in any such action, determination, or proceeding, and all Actual Production Royalties due COLT by Lessee for coal mined and sold prior to such termination shall be paid up to said date, but any unearned Advance Minimum Royalties or Minimum Royalties paid shall be refunded to Lessee prorated on an acreage basis but only if the amount of condemned acreage is greater than ten percent (10%) of the total Premises. Lessee shall have no claim against COLT for any value of any unexpired term of this Lease other than the refund of the unearned portion of Advance Minimum or Minimum Royalties paid. Lessee shall have the right, at its sole efforts and expense, to contest such eminent domain action or determination and to make claim against the condemning authority (but not COLT) for damages incurred by Lessee as a result of such action.

34.	TERMINATION

A. Termination by COLT

1. Default in Payment. If Lessee shall make any default in payment of any royalty (Actual Production, Minimum, Wheelage, or otherwise) or in payment of any other sum due to COLT under this Lease, or should Lessee fail to comply with the insurance provisions of this Lease, and such default shall continue for a period of ten (10) business days after the receipt of written notice thereof given by COLT to Lessee, then COLT shall have the right at any time after said ten business(10) days to terminate this Lease, and all rights of Lessee hereunder shall thereupon terminate; providing, however, in the event of a bona fide dispute as to the amount of royalty or other sum due, the disputed amounts may be made available in escrow pending resolution of the dispute with a mutually acceptable escrow agent, and this Lease will not be considered in default for non-payment of royalty .

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2. Other Default by Lessee. Any failure by Lessee to observe or perform any of the other material terms, conditions, obligations or provisions of this Lease shall constitute a default under this Lease. In the event of any such default, COLT shall give Lessee notice of such default. Lessee shall have thirty (30) days from the receipt of such notice to demonstrate that it has cured the default, except for any default not susceptible of being cured within such 30-day period, in which event the time permitted to cure such default shall be extended so long as shall be reasonably necessary to cure the same, provided that Lessee commences promptly and proceeds diligently to correct such default. In the event of any failure to so cure, and as often as the same may occur, COLT shall have the rights, at its sole option, and in addition to any other remedy available to it hereunder, at law or in equity, to immediately terminate this Lease by providing Lessee written notice thereof, whereupon this Lease and the leasehold created hereby shall immediately cease and terminate and be of no further force or effect.

3. Additional Events of Default. If Lessee shall (1) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets; or (2) be unable, or admit in writing, its inability to pay its debts as they mature; or (3) make a general assignment for the benefit of creditors; or (4) be adjudicated a bankrupt or insolvent or dissolved; or (5) file a petition in bankruptcy or for reorganization or for an arrangement pursuant to the Federal Bankruptcy Act or any similar Federal or State law, now or hereinafter in effect; or (6) file an answer admitting the material allegations or consent to or default in answering a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or corporate action shall be taken for the purpose of effecting any of the foregoing; or if an order, judgment or decree shall be entered, without the application, approval or consent of Lessee, by a court of competent jurisdiction, approving a petition seeking reorganization of Lessee or appointing a receiver, trustee or liquidator of Lessee of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of thirty (30) consecutive days; then COLT shall have the right to terminate this Lease at any time thereafter by giving Lessee written notice of such termination, and upon the giving of such notice, this Lease and the rights herein granted to Lessee shall terminate.

B. Additional Remedies of COLT. The remedies under this Lease shall be cumulative, rather than exclusive, and COLT shall have upon the occurrence of any event of default under sub-sections 1, 2 or 3 of section A of this section, the right to exercise, in addition to any and all rights available under Illinois statutory law or common law, the option to terminate this Lease, re-enter and take possession of the Premises without initiation of legal process, and thereafter re-let the same, or any part thereof, for the balance of the term hereof, or any part thereof, upon such condition as COLT may deem proper. Neither re-entry nor re-letting shall discharge Lessee from the payment of royalties due at the time of termination or re-entry, or from any unsatisfied obligation of the Lessee under this Lease.

C. Failure to Exercise Remedies. No termination or re-entry hereunder by COLT shall bar the recovery of accrued royalties or damages for the breach of any of the terms, conditions or covenants on the part of Lessee herein contained. The receipt of royalties after breach of covenant or after condition broken shall not be deemed a waiver by COLT of its right

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to recover damages, and failure of COLT to recognize an act on any default by Lessee hereunder shall not constitute a waiver of its rights later to act hereon or on any other default by Lessee hereunder.

D. Re-entry. Lessee shall have the right after termination of this Lease for any reason, to re-enter upon the Premises for the purpose of reclaiming areas disturbed by Lessee’s mining operations and otherwise complying with requirement of any federal, state or local law, rule, regulation or ordinance.

E. Termination by Lessee. Should Lessee complete the mining of all Economically Mineable and Merchantable Coal required hereby to be mined by Lessee, and if Lessee is not in default of any of the covenants, terms, and conditions of this Lease, thereafter Lessee shall have the right to terminate this Lease upon thirty (30) days’ written notice to COLT. Should the Parties not agree that all Economically Mineable and Merchantable Coal has been mined according to Best Mining Practice, the Parties shall resolve the matter by the Dispute Resolution Provisions of section 34 F.

F. Dispute Resolution and Choice of Forum. If the Parties are unable to resolve through negotiations any matter under this Lease which is to be submitted for resolution to the Dispute Resolution Procedures of this section within the time limits imposed by the relevant section, then the Parties hereby consent to the jurisdiction and venue of a court in Macoupin County, IL for the resolution of the matter in dispute including any action, proceeding, or counterclaim by one Party against the other on any matter whatsoever arising out of or in any way connected with this Lease or the Parties’ performance hereunder, or any claim for damages resulting from any act or omission of the Parties.

35.	REMOVAL OF EQUIPMENT

35.1 In the event of expiration or termination of this Lease, for any reason whatsoever, and upon condition that:

(1) All sums of money due COLT by Lessee under this Lease shall have been paid to and acknowledged by COLT; and

(2) All of Lessee’s covenants and obligations to COLT under this Lease have been fully kept and performed to the reasonable satisfaction of COLT;

then Lessee shall have the right to remove from the Premises described herein, within one (1) year after said expiration or termination, all of Lessee’s structures, equipment, machinery, improvements, and other property of Lessee which Lessee may have placed upon the Premises during the term of this Lease.

35.2 If Lessee does not remove said structures, equipment, machinery, improvements, and other property of Lessee from the Premises, as provided above, Lessee irrevocably agrees that COLT, at its sole option, shall be deemed the sole owner of said property remaining on the

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Premises, and COLT shall have the additional right, at its sole option, to remove the property at Lessee’s expense or to sell such of Lessee’s property remaining on the Premises as is necessary to defray the cost(s) of removal of all or any part of the remaining aforementioned property.

36.	INTEREST

In the event of failure of Lessee to pay any royalty (Actual Production, Minimum, Wheelage or otherwise) or to pay any other sum of money due COLT under this Lease, when due and without demand by COLT, and in addition to all other rights of COLT hereunder, COLT shall have the right, without further notice to Lessee, to assess interest on all such past due royalties (Actual Production, Minimum, Wheelage or otherwise) and other sums at the rate of one and one-half percent (1 1/2%) per month of the unpaid delinquent balance from the date of delinquency until paid. Assessment of interest by COLT shall in no way be deemed or construed, by Lessee or others, to be a waiver of Lessee’s obligation to promptly pay all royalties (Actual Production, Minimum, Wheelage or otherwise) and other sums due COLT, when due and without demand, or to be a waiver or bar to the subsequent exercise or enforcement by COLT of any other provisions of this Lease or any other right of COLT hereunder.

37.	RESTRICTION ON ASSIGNMENT OR TRANSFER

37.1 General Restrictions on Assignment or Transfer. Except as herein expressly provided, Lessee shall not directly or indirectly mortgage, assign, convey, sell, lease, sublet, alienate or transfer (collectively “Transfer” or “Transferred”) this Lease or any part thereof, the Premises or any part thereof, and/or any of its estate therein or rights thereunder, to any person, corporation, limited liability company, association, trust, venture or other entity of any type or kind whatsoever, without the consent in writing of COLT first had and obtained, and the benefit of this Lease and/or the rights or estate created thereby, or any part thereof, shall not pass by operation of law without such prior written consent, which such consent shall not be unreasonably withheld. However, it is provided and agreed that Lessee shall have the right to contract with qualified and responsible third parties for the mining and removal of the Coal, but in such event and without qualification or condition, Lessee shall remain fully responsible and liable for full compliance with all the terms, conditions, obligations and duties of Lessee or applicable to Lessee of and under this Lease.

37.2 Additional Restrictions on Transfer. Lessee shall not permit this Lease or any part thereof, the Premises or any part thereof, and/or any of its estate therein or rights thereunder, to be Transferred under any execution or other legal proceeding or process whatsoever. The Transfer of this Lease or any part thereof, the Premises or any part thereof, and/or any of its estate therein or rights thereunder, under judicial process or under judgment or decree or adjudication of Lessee as a bankrupt, or the discharge of Lessee by any court as an insolvent debtor, without the written consent of COLT, shall be considered and held as an absolute forfeiture of this Lease, and thereupon all the rights of Lessee hereunder shall at once cease and terminate (notwithstanding any other provision of this Lease to the contrary), and COLT, in addition to all its other rights and remedies, may at its option, at once resume possession of the Premises, either by legal process or by summary proceedings without legal process.

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37.3 Benefits. Except to the extent that Transfer is otherwise prohibited hereby, this Lease shall inure to and be binding upon the respective successors and assigns of the Parties.

37.4 Termination. Should there be a Transfer or other event in contravention of this Section, then in each of the aforesaid cases, COLT shall have the right to irrevocably terminate this Lease, and all rights granted to Lessee herein, by giving Lessee ten (10) days’ written notice of its intention to do so, and at the expiration of said ten (10) days, after mailing such written notice, this Lease and all of the rights granted to Lessee herein, shall be deemed terminated, null, and void.

38.	OWNERSHIP OF THE PREMISES

Any and all of COLT’s interests in the Premises and to all of the animal, vegetable, mineral, and non-mineral substances, and any other substances of value, contained or located therein or thereon, are solely the property and possessions of COLT, and the rights and privileges granted to Lessee under this Lease are solely by virtue of lease, and neither the rights granted to Lessee by this Lease, nor any interest(s) of COLT in the Premises, whatever they may be, in whole or in part, or any portion of the afore-described, is considered to be, and in no way shall be construed by Lessee or others to be, a possession, asset, or chattel of Lessee or its principals, employees, agents, contractors, or assigns which can be sold, transferred, mortgaged, pledged, collateralized, passed, assigned, subleased, or given out in any manner whatsoever, including proceedings of a bankruptcy, without the express prior written consent of COLT.

39.	WAIVER OR BAR

Neither failure or failures to exercise any right of COLT under this Lease nor any delay or delays in exercising any such right, nor any delay in giving nor any failure to give any notice to Lessee hereunder shall be deemed by Lessee or others to be a waiver of any right of COLT hereunder or any bar to the subsequent exercise or enforcement by COLT of any of the provisions of this Lease or any right of COLT hereunder. Furthermore, no waiver or forgiving by COLT, for any reason whatsoever, of any default of Lessee under this Lease shall be construed, by Lessee or others, to operate as a waiver of any other default of Lessee under this Lease or the same default of Lessee on a future occasion.

40.	ENTIRE AGREEMENT

This Lease constitutes the entire agreement between the Parties and supersedes, voids, and nullifies any and all other written or oral understandings or agreements between the Parties concerning the subject matter hereof. No modification, alteration, or amendment to this Lease shall be valid unless made in writing and duly executed by the Parties.

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41.	CONFIDENTIALITY

This Lease, and the terms, conditions, provisions, and covenants hereof are personal and confidential between COLT and Lessee, and their respective Affiliates, successors, and assigns. It is therefore understood and irrevocably agreed by Lessee that none of the aforesaid terms, conditions, provisions, and covenants shall be divulged, given out, or made public in any manner whatsoever, except by an act or order of a court of law, to any person(s), company(ies), corporation(s), or organization(s) whatsoever without first obtaining the express prior written consent of COLT, which consent may be withheld for any reason whatsoever, and whose decision in such matter shall be final and binding upon Lessee.

42.	RECORDING

This Lease, and the terms, conditions, provisions, and covenants hereof, are personal and confidential between COLT and Lessee, and their respective Affiliates, successors, and assigns. It is therefore understood and irrevocably agreed by Lessee that if Lessee desires to record this Lease with any proper authority or court of any county in which the Premises described herein are a part, Lessee will notify COLT, in writing, of such desire, and COLT shall within thirty (30) days, provide Lessee with a “Memorandum” of this Lease for recording purposes. The costs and efforts of recording said Memorandum of this Lease shall be solely upon Lessee.

43.	NOTICE TO PARTIES

Any notice provided for or permitted herein to be given by either Party to the other Party shall be conclusively deemed to have been given upon deposit thereof in United States Certified mail (return receipt requested), postage prepaid, and addressed as follows:

(1) If by COLT to Lessee:

Macoupin Energy LLC

c/o Foresight Management LLC

208 Public Square, 4th Floor

Benton, Illinois 62812

With copy (not constituting notice) to:

Brian A. Glasser

Bailey & Glasser, LLP

209 Capitol Street

Charleston, West Virginia 25301

With copy (not constituting notice) to:

Rasda M. Buttar, General Counsel

Foresight Energy, LLC

211 North Broadway, Suite 2600

St. Louis, MO 63102

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or to any changed address of which Lessee shall give COLT written notice.

(2) If by Lessee to COLT:

Colt LLC

c/o Foresight Management LLC

208 Public Square, 4th Floor

Benton, Illinois 62812

With copy (not constituting notice) to:

Brian A. Glasser

Bailey & Glasser, LLP

209 Capitol Street

Charleston, West Virginia 25301

With copy (not constituting notice) to:

Rasda M. Buttar, General Counsel

Foresight Energy, LLC

211 North Broadway, Suite 2600

St. Louis, MO 63102

With copy (not constituting notice) to:

Colt LLC

3801 PGA Blvd., Suite 903

Palm Beach Gardens, FL 33410

or to any changed address of which COLT shall give Lessee written notice.

44.	FIRE AND/OR FLOOD

If a fire or flood, within or coming from the Premises and starting during the time that this Lease is in effect, causes damage to COLT, Lessee shall be solely liable and responsible for such damage and shall pay COLT for such damage unless Lessee can prove that Lessee did not cause such damage.

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45.	SEVERABILITY

If any provision of this Lease or the application thereof to COLT or Lessee shall, for any reason and to any extent, be held to be invalid or unenforceable, the remainder of this Lease shall not be affected thereby, but rather shall be enforced to the greater extent permitted by law.

46.	SECTION HEADINGS

The section headings contained herein are provided and inserted for convenience only and shall not be construed to affect, control, govern, limit, or restrict the meaning, content, construction, interpretation, or applicability of any section herein or provision hereof.

47.	DEFINED TERMS

Terms which are defined in this Lease shall, unless expressly limited so as to apply to particular section or sections, be deemed to have the same meaning for the entire Lease, even if defined at a point later in the Lease than first used.

48.	ACKNOWLEDGMENT

Lessee expressly acknowledges and irrevocably agrees, by its signature hereon, that Lessee has read and fully understands all of the terms, provisions, covenants, conditions, restrictions and limitations of this Lease and that Lessee has entered into this Lease of its own free will, without enticement, coercion, or duress from COLT, its agents or employees. This Lease and the drafting and preparation thereof shall be considered to the joint effort and product of both Parties, and this Lease shall not be construed or interpreted against any Party as the drafter or preparer thereof.

IN WITNESS WHEREOF, the Parties have caused this Lease to be executed, in duplicate, by their duly authorized officers, persons or representatives as of the day and year first above written.

COLT LLC

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

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MACOUPIN ENERGY LLC

By:	/s/ Michael Beyer
Name:	Michael J. Beyer
Title:	CEO

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Exhibit 10.32

[*]	indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

Execution Version

MATERIALS HANDLING AND STORAGE AGREEMENT

This MATERIALS HANDLING AND STORAGE AGREEMENT (“Agreement”) is effective as of January 1, 2012 by and among RAVEN ENERGY LLC of LOUISIANA, a Delaware limited liability company having offices at 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida 33410, (“Raven” or “CMT”) and FORESIGHT ENERGY LLC, a Delaware limited liability company, and SAVATRAN LLC, a Delaware limited liability company, both having offices at Metropolitan Square Building, 211 North Broadway, Suite 2600, St. Louis, Missouri 63102 (together, “Customer”).

RECITALS

A. Raven owns and operates a bulk materials terminal facility located at Mile Post 161.5 on the Lower Mississippi River at Convent, in St. James Parish, Louisiana known as the Convent Marine Terminal (“Terminal”).

B. Customer desires to deliver coal produced by certain of its subsidiaries to the Terminal by rail and have CMT unload the commodity, provide certain storage and handling services with respect to the commodity, and load the commodity onto barges or onto ocean vessels for export.

C. Customer’s wholly owned subsidiary, Savatran LLC, entered into that Materials Handling and Storage Agreement dated as of July 1, 2010 with IC RailMarine Terminal Company, the previous owner of the Terminal, and said Materials Handling and Storage Agreement was assigned to CMT by IC RailMarine Terminal Company.

D. Customer and CMT desire to terminate the Materials Handling and Storage Agreement entered into as of July 1, 2010 and to replace said July 2010 agreement with this Agreement.

E. Customer desires to secure Handling Services for its Commodity at the Terminal on a non-exclusive, take-or-pay basis, and CMT desires to provide the Handling Services to Customer at the Terminal on a non-exclusive, take-or-pay basis, pursuant to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

For purposes of this Agreement, the following words and phrases shall have the meanings indicated:

“ATDNSSHINC” shall mean any time day or night, Saturdays, Sundays and holidays included.

“Barges” shall mean standard inland river covered or open hopper barges of a capacity approved by CMT.

“Commodity” shall mean coal.

“Contract Period” shall have the meaning provided in Article 3.

“Contract Year” shall have the meaning provided in Article 3.

“Customer and Customer Parties” shall mean Customer’s agents, employees, contractors (other than CMT), subcontractors or invitees.

“Despatch” shall mean compensation paid by a vessel, barge or rail owner to a charterer as a reward when the charterer is able to complete cargo operations in less time that the laytime allowed.

“Demurrage” shall mean the fees paid by a charterer to a vessel, rail or barge owner when vessels, railcars or barges are detained beyond the specified date agreed to in the contract between the charterer and the owner.

“Dock” shall mean the Equipment together with that portion of the Terminal which includes deep-water ship berths and related docking and mooring facilities for barges.

“Equipment” shall mean:

1. A receiving hopper for the receipt of Commodity from Railcars.

2. Conveyors and associated electrical equipment capable of delivering Commodity from the receiving hopper to storage pads at the Terminal or vice versa.

3. Loading equipment for Vessels, Barges and Railcars.

“ETA” shall mean estimated time of arrival.

“Handling Services” shall mean the services to be provided by CMT for Customer pursuant to Article 3 hereof.

“Metric Ton” shall mean a unit of weight consisting of 2204.62 pounds.

“Notice of Readiness” or “NOR” shall mean notice to the Terminal that a Vessel is ready in all respects for loading.

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“Party” shall mean either CMT or Customer or any permitted assignee of CMT or Customer.

“Person” shall mean any individual, business or legal entity, however known.

“Railcars” shall mean open hopper type railroad freight cars.

“Ratable” or “Ratably” as used in this Agreement to describe Customer’s obligation to move its Commodity through the Terminal shall mean “the movement of Commodity through the Terminal in monthly amounts equal to Customer’s Take-or-Pay Volume Commitment for the applicable Contract Year divided by twelve”.

“Terminal Parties” shall mean CMT’s agents, employees, contractors, subcontractors or invitees other than Customer.

“Shipper” shall mean the party that loads the Commodity into Railcars at its origination point.

“Site” shall mean the land located in St. James Parish, Louisiana on which the Terminal is located.

“Take-or-Pay Volume Commitment” shall have the meaning provided in Article 5.

“Terminal” shall mean all bulk materials terminal facilities located at the Site and the real property on which such facilities are located.

“Ton” shall mean a unit of weight consisting of 2,000 pounds, commonly known as a short ton.

“Vessels” shall mean deep-water Vessels of a capacity approved by CMT.

“WWDSSHINC” shall mean weather working days, Saturdays, Sundays, and holidays included.

ARTICLE 2

TRANSPORTATION AND MARINE OPERATING PROVISIONS

2.1 General Provisions

(a) Customer acknowledges its receipt of a copy of CMT’s current Terminal Rules and Regulations, and further acknowledges that CMT reserves the right to revise the Terminal Rules and Regulations from time to time and that Customer shall be bound by such revised Terminal Rules and Regulations upon reasonable advance notice. In the event any revision to the Terminal Rules and Regulations increases the fees charged to Customer under this Article or under the Terminal Rules and Regulations by

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more than five percent (5%) over such fees charged to Customer in the immediately preceding Contract Year, CMT shall bear that portion of the charges exceeding a five percent (5%) increase. In the event of any inconsistency between this article and the Terminal Rules and Regulations, the provisions of the Terminal Rules and Regulations shall govern. Notwithstanding any language to the contrary in this Agreement or in the Terminal Rules and Regulations, CMT reserves the right at all times to manage and operate the Terminal in its sole discretion, so long as its management and operation of the Terminal does not unreasonably interfere with its provision of Handling Services for Customer’s commodity up to the applicable Take-or-Pay Volume Commitment for each Contract Year.

(b) Customer acknowledges that CMT will serve other customers at the Terminal in its discretion from time to time, and that CMT will handle Customer’s Commodity at the Terminal on a non-exclusive basis.

(c) The Parties acknowledge that CMT operates the Terminal with unloading facilities for Railcars and Barges and loading facilities for Vessels, Railcars and Barges. The Parties agree to abide by the following principles as they relate to the Customer’s inbound and outbound shipment of Commodity to or from the Terminal and Customer will ensure its customers understand and abide by the same principles:

(i) Railcars and, with CMT’s consent (which consent may be arbitrarily withheld), Barges shall be used to transport the Commodity to the Terminal and Vessels and Barges may be used to transport the Commodity from the Terminal.

(ii) Customer or the Customer’s agent shall nominate a six (6) day window for each Vessel at the Terminal to CMT not less than thirty (30) days prior to the commencement of the expected window. Not less than fifteen (15) days prior to the commencement of the expected window, Customer shall narrow to five (5) days. Not less than seven (7) days prior to the first day of the five (5) day window the Customer shall narrow to a four (4) day window and Customer or its agent shall provide details of the actual Vessel to be loaded and the estimated time of arrival (“ETA”) of that Vessel to the Terminal.

(iii) Notice of Readiness (“NOR”) may be tendered by phone (with confirmation in writing) by Vessels ATDNSSHINC, excluding CMT Holidays, when the Vessel is at normal waiting anchorage or at berth. NOR is recommended to be used in the coordination of scheduling windows as noted above in (ii). NOR will not be accepted by the Terminal until the Vessel is in all aspects ready to load, customs cleared and all holds inspections passed. Whenever NOR has been submitted time shifting from anchorage to loading berth, commencing with pilot on board and ceasing when all fast alongside shall not count. Whenever NOR has been submitted as noted above, the Vessel shall remain prepared to come to berth upon three (3) hours’ notice. While at berth, the master shall remain prepared and properly crewed to promptly (within three (3) hours of notice) carry out cargo transfer operations, and undock and vacate berth on order of the Terminal representative twenty-four (24) hours a day, seven (7) days a week with any crew overtime being at the Vessel’s expense. In the event CMT orders the Vessel to vacate the berth, Customer’s NOR shall be unaffected.

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(iv) Customer’s Vessels shall be allowed to dock on a first come, first serve basis at the Terminal, on the basis of the timing of the receipt and acceptance of NOR for each such Vessel and its window, in such a fashion that Customer’s Vessel shall be allowed to dock immediately upon arriving at the Terminal if a berth is available, and if no berth is available, Customer’s Vessel will be assigned to the next available berth after arrival at the Terminal unless it is out of its window as noted in 2.1(c)(ii) above. CMT shall have the right to assign Vessels to berth in different order based on the operational requirements of the Terminal, provided, however, that in the event Customer incurs Demurrage charges as a result of CMT’s failure to allow Customer’s Vessels to dock on a reasonable basis, CMT’s failure to comply with the Minimum Vessel Loading Rate or due to any other failure on the part of CMT to perform its obligations under this Agreement, then unless excused by a Force Majeure claim by CMT, in such case CMT shall be liable to reimburse Customer for such Demurrage charges. In the event CMT assigns the Vessels to berth in different order, Customer’s NOR will still be needed as a guideline. Customer shall be responsible for paying any harbor fees, user fees, barge fleeting fees, switching costs, port charges, government fees or similar fees, charges or expenses mandated by governmental agencies associated with Customer’s Vessels which are not paid by Vessel’s owner. In the event CMT exceeds the Minimum Vessel Loading Rate, Customer shall pay CMT Despatch.

(v) The performing Vessel shall comply with all applicable federal, state, local and port and harbor authority regulations in force.

(vi) Vessels to be loaded shall be gearless single deck self-trimming bulk carriers. Geared Vessels chartered by Customer are subject to CMT approval, such approval not to be unreasonably withheld. Drawings or diagrams with dimensions shall be provided prior to Vessels’ arrival in order to verify that ships gear can be stowed so as to be able to load compatibly with CMT’s dock equipment and layout. CMT shall have no liability whatsoever in the event Customer’s failure to provide drawings or diagrams with dimensions prior to a Vessel’s arrival results in either delay in berthing or the inability of the Terminal to safely berth the Vessel alongside. All charges associated with delays or non-acceptability of Vessel under this provision shall be for Customer’s account.

(vii) The Vessel’s master shall be responsible for the safe docking and undocking of the Vessel. Tugboats shall be used for all docking and undocking activity.

(viii) CMT may require the undocking from the berth of any Vessel which is unable to commence or continue to be loaded in accordance with the Vessel’s written loading plan or at a materially inhibited rate of loading due to any cause beyond the reasonable control of CMT that delays the efficient use of the Terminal.

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(ix) Customer Vessels shall provide gangway ladders and safety nets in compliance with local state and federal regulations.

(x) The Minimum Vessel Loading Rate of Commodity by CMT shall be 20,000 Metric Tonnes for Commodity delivered to Vessels from Storage Pad per day WWDSSHINC excluding New Year’s Eve/Day, the last day of Mardi Gras, Easter Sunday, Memorial Day, July 4th, Labor Day, Thanksgiving and Christmas Eve/Day (the “CMT Holidays”) unless worked. These holidays shall not be calculated in counting laytime.

2.2 Laytime Provisions and Holiday Operations

(a) Laytime Provisions

(i) If Vessel tenders NOR before the agreed-to laydays, laytime shall commence twelve (12) hours (Notice Time) after 00:01 on the first day of the agreed-to laydays, unless loading/unloading starts earlier in which case laytime will count for the commencement of loading.

(ii) If Vessel tenders NOR within agreed-to laydays, laytime shall commence twelve (12) hours after NOR is accepted, unless loading starts earlier in which case laytime will count from the commencement of loading.

(iii) If Vessel tenders NOR after the agreed-to laydays, CMT shall use its best efforts, contingent upon the existing Terminal dock schedule, to berth the Vessel. Acceptance of NOR will not be unreasonably withheld. Once the Vessel is rescheduled and brought alongside, laytime will count from the commencement of loading.

(b) Laytime Exceptions

(i) Whenever a NOR has been submitted as under any of the scenarios noted above, time shifting from anchorage to loading berth, commencing with pilot on board and ceasing when all fast alongside shall not count as laytime, unless the Vessel is on Demurrage.

(ii) If once the Vessel is all fast alongside and the Vessel is found not to be ready to load commodity or discharge commodity in all respects, then all lost time due to Vessel’s unready condition as determined by customary inspection until such time as the Vessel becomes ready to load in all respects, shall not count as laytime. Loading/unloading delays caused by Vessel shall include but not be limited to:

•	Deballasting

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•	Moving Vessel equipment

•	Moving hitch covers

•	Trim checks

•	Draft checks

•	Any restrictions imposed by Vessel

(iii) Time awaiting arrival of cargo shall not count as Notice Time or laytime. This does not apply to Commodity being loaded out to Vessel from storage pad.

(iv) Time lost due to interference by weather as determined by Terminal that will adversely affect the performance of our equipment or the safety of the Terminal or the Vessel’s personnel shall not count as laytime, unless the Vessel is already on demurrage and has submitted NOR as defined in 2.1(c)(iv).

(v) Time lost to CMT Holidays as cited in 2.1 (c) from 0700 the day of the holiday to 0700 the day following the holiday and from 1900 December 24 to 1900 on December 25 shall not count as laytime, unless already on demurrage.

(c) Ending Laytime

Laytime shall cease upon completion of loading/unloading and trimming.

(d) Holiday Operations

Time worked from 0700 the day of the holiday to 0700 the day following the holiday for the last day of Mardi Gras, Easter Sunday, Memorial Day, July 4th, Labor Day and Thanksgiving Day and from 1900 December 24th to 1900 December 25th for Christmas Eve/Day and from 1900 on December 31st to 1900 on January 1st for New Year’s Eve/Day shall be billed at Holiday rates as noted in Section 4.1(c)

2.3 Target Load Rates and Dock Operations

(a) Allowed Laytime

Laytime allowed shall be calculated based on the following minimum rates of loading and unloading.

(i) The following is the minimum rate of loading and unloading:

•	Minimum Vessel Loading Rate — 20,000 Metric Tonnes per WWDSSHINC from Storage Pad to Vessel (or 15,000 Metric Tonnes per WWDSSHINC from Storage Pad to Vessel when loading from two or more stockpiles)

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(ii) Loading rates are in Metric Tonnes as defined in Article 1, per weather working day of 24 consecutive hours including Saturdays, Sundays and holidays but excluding CMT Holidays, unless worked.

(b) Demurrage and Despatch. Demurrage/Despatch shall be calculated pursuant to the Terminal Rules and Regulations. Demurrage/Despatch rates shall be in accordance with the prevailing contract between the Vessel owner and the Customer. Demurrage shall be paid by CMT to Customer at the applicable rate. Despatch will be paid by Customer to CMT at the rate of one-half of applicable Demurrage rate. Customer shall provide CMT with proof of the Charter Party’s Demurrage and Despatch terms and rates prior to the arrival of any Vessel at CMT’s Terminal. CMT shall have the right to reject any Demurrage or Despatch rates it deems commercially unreasonable and in any such case, Customer and CMT shall agree upon Demurrage and Despatch terms and rates to apply for purposes of this Agreement prior to the arrival of any Vessel hired by Customer at the Terminal. Customer shall also provide CMT with proof of any Demurrage charges made by the Charter Party. Demurrage and Despatch money shall be paid in U.S. dollars, and shall become due and payable no later than sixty (60) days after Vessel loading at the Terminal. CMT will not accept Demurrage claims presented more than sixty (60) days after Vessel loading.

If any Terminal or dock operations are suspended or halted due to US Coast Guard or Homeland Security directives, laytime will be suspended until such time that normal operations are restored at the Terminal or its dock operations.

If the Vessel is on demurrage and the operations of the dock or Terminal are suspended or halted by the US Coast Guard or Homeland Security, Demurrage will be suspended until such time normal operations are approved to be restored or restarted.

2.4 Reimbursement of Charges: Customer will be delivering coal to CMT under the terms of the Agreement between the origin shipper and Canadian National Railroad (“CN”). Any charges for transportation, penalties, switching or other costs including Demurrage or detention charges attributable to CMT’s unexcused failure to unload trains within twelve (12) hours after actual placement will be payable by CMT to Customer upon presentation of an appropriate invoice.

Customer understands and agrees that placement of trains into CMT will be done by CN. Any charges for transportation, penalties, switching or other costs including Demurrage or detention charges attributable to CN’s inability or failure to timely place trains into the Terminal due to actions deemed in CN’s interest will not be charged by Customer to CMT.

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ARTICLE 3

HANDLING SERVICES

3.1 Contract Period: This contract shall be effective from January 1, 2012 through December 31, 2021.

3.2 Contract Year: Each Contract Year shall be from January 1 through December 31 of each calendar year of the Contract Period.

3.3 CMT will operate and maintain its Terminal and Equipment in a safe manner and in accordance with all applicable laws and regulations.

3.4 For and in consideration of the Handling and Storage Services Charges to be paid to it, CMT agrees to perform Handling and Loading Services, as defined below, for Customer’s Commodity during the term of this Agreement. “Handling and Loading Services” to be performed by CMT shall consist of all labor and Equipment necessary to: (1) receive the Railcars, which will off-load Commodity at the Terminal and (2) transport unloaded Commodity from Terminal hopper using CMT’s Terminal conveyor system to Storage Pads and (3) adequately stack and shape the coal in the Storage Pads to prevent commingling, fire or other damage to the coal and (4) transport the Commodity from the Storage Pads to the dock for loading into Vessels.

3.5(a) CMT shall not be responsible for: (1) contamination or commingling (“Contamination”) of Customer’s Commodity with any other product, material or substance handled, stored, transferred, shipped or received at the Terminal; or (2) loss of weight or shrinkage (“Loss”) to Commodity handled or stored at the Terminal, or (3) loss, damage or destruction (“Other Loss”) of Commodity while it is located at the Terminal, except if Contamination, Loss or Other Loss is caused by the negligent acts or omissions of CMT or CMT Parties.

(b) Customer’s stored Commodities shall at all times be segregated as allowed by the physical parameters of the Facility. Customer shall have the right to inspect such stored Commodities at all reasonable times and CMT shall mark such storage pursuant to Customer’s instructions. CMT consents to the filing by Customer of any document (including UCC statements) evidencing Customer’s title to such stored Commodity except those that might contravene CMT’s right to warehouseman’s liens in any way. Customer’s Commodities shall only be moved pursuant to Customer’s written instructions to CMT.

(c) As both Parties agree that normal variances in the measurement of quantity and weight of Commodity(ies) shipped in bulk exist and are recognized and accepted by the industry, CMT neither warrants nor represents the quantity or weight of such Commodity as furnished by Customer as being exact and the use of same for invoice purposes shall not be deemed an agreement on an exact weight or quantity of Commodity. In addition CMT shall not be liable for special, consequential, incidental or punitive damages arising from loss, damage or delay of the Commodity or for any amount in excess of the actual loss or damage to the Commodity transferred hereunder.

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(d) CMT will provide sufficient storage capacity at the Terminal for the storage of approximately ten percent (10%) of Customer’s Take-or-Pay Volume Commitment, but not to exceed 600,000 tons and up to three (3) storage piles. Customer shall be responsible for arranging for rail deliveries of its Commodity to the Terminal and for arranging Vessel loading of its Commodity out of the Terminal in such a fashion that Customer’s Commodity moves Ratably through the Terminal during each Contract Year, and CMT shall have no liability to Customer to provide excess storage capacity at the Terminal unless otherwise agreed to in writing in advance between Customer and CMT. If at any time the amount of Customer’s Commodity in storage at the Terminal exceeds a Ratable amount, CMT may in its discretion upon providing reasonable notice to Customer, suspend its acceptance of rail deliveries of Customer’s Commodity to the Terminal until such time as the amount of Customer’s Commodity in storage at the Terminal has been reduced to a Ratable amount.

(e) CMT shall provide sufficient access to Handling Services at the Terminal on a consistent basis to enable Customer to move the Take-or-Pay Volume Commitment through the Terminal each Contract Year. Any tons Customer is unable to move through the Terminal due to CMT’s failure to provide sufficient access to Handling Services at the Terminal shall be excised from the Take-or-Pay Volume Commitment for the current Contract Year or the following Contract Year, at Customer’s election.

3.6 CMT acknowledges that Customer shall be separately engaging the services of CN to provide rail transportation to Convent, LA, ship owners for ocean transport of commodities (“Ship Owners”) and/or various river barge services (the “Barge Companies”) to provide barge transportation and that CMT shall not be liable for the acts or omissions of CN, Ship Owners or the Barge Companies, and that neither CN, the Ship Owners nor the Barge Companies shall be liable for the acts or omissions of CMT.

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ARTICLE 4

HANDLING SERVICE CHARGES

4.1

(a) Customer agrees to pay to CMT the following charges for CMT’s performance of Unloading, Storing, Handling and Loading Services, as applicable, for Vessels, River Barges and Railcars (the “Contract Rate”):

Contract Year	Charge Per Ton
[*]	[	*]
[*]	[	*]
[*]	[	*]
[*]	[	*]
[*]	[	*]
[*]	[	*]
[*]	[	*]
[*]	[	*]
[*]	[	*]
[*]	[	*]

Rates are in dollars per short ton.

(b) Customer shall pay CMT an additional charge of [*] handled when loading Commodities from two or more stockpiles pursuant to Customer’s instructions.

(c) Holiday rate — For any of the services specified in this Article, there shall be an additional charge of [*] for each service or portion thereof provided during New Year’s Eve/Day, the last day of Mardi Gras, Easter Sunday, Memorial Day, July 4th, Labor Day, Thanksgiving and Christmas Eve/Day.

(d) Additional Services — For any special services or functions not otherwise provided for in this Agreement, requested by Customer and agreed to by CMT, there will be a charge equal to the sum of the cost of labor and materials or Equipment used, if any, and charges made by contracted services, if any, plus [*]; plus either (i) [*] if such unspecified work is performed during regular operating hours, or (ii) [*] if such work is performed during holiday overtime hours. Subject to Customer’s consent, the foregoing man-hour rates are subject to adjustment by CMT from time to time. If the Parties cannot agree upon the adjusted fees and wage rates then CMT has the right to terminate this Agreement upon thirty (30) days written notice.

(e) Beginning on January 1, 2013 and on each January 1of the Contract Period thereafter, the base rates for all services set forth in this Article except for the rates in 4.1(a) will escalate by four percent (4%).

(f) Terminal Operating Hours

Regular Hours: 24 hours a day, 7 days per week.

Regular dock operating hours: 24 hours a day, 7 days per week.

Regular office hours: Monday through Friday, 0700 – 1600 hrs.

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4.2 Should any government or governmental agency or authority, after the effective date of this Agreement, impose or increase any tax, charge, impost, duty, toll, tariff, or port charges on Commodity (herein called “charge”) to CMT’s economic detriment, then CMT shall provide notice of such new charge and Customer’s charge per ton will be increased in an amount sufficient to cover the increase; provided, however, that if any such individual increase in the charge due for the services will exceed ten percent (10%) of the charge in effect for the services immediately prior to the notice provided by CMT under this section, then Customer shall have the right to terminate this Agreement without further liability to CMT unless CMT notifies Customer in writing of its intent to waive that portion of the price adjustment exceeding ten percent (10%). Such increase in the charge shall be retroactive to the effective date of the governmental imposition. Should any government or governmental agency or authority, after the effective date of this Agreement, impose or increase ay tax, charge, impost, duty, toll, tariff, or port charges on the use of the waterways or water improvements of the Terminal (herein called “port charge”), or impose any new law, regulation or order, or new interpretation thereof, the effect of which is to increase the capital or operation costs of providing the handling services hereunder (herein called “governmental imposition”), then CMT shall provide notice of such new port charge or governmental imposition and Customer’s charge per ton will be increased in an amount sufficient to cover the increase; provided, however, that if any such individual increase in the charge due for the services will exceed ten percent (10%) of the charge in effect for the services immediately prior to the notice provided by CMT under this section, then Customer shall have the right to terminate this Agreement without further liability to CMT unless CMT notifies Customer in writing of its intent to waive that portion of the price adjustment exceeding ten percent (10%).Such increase in the charge for the handling services provided hereunder shall be retroactive to the effective date of the port charge or governmental imposition.

ARTICLE 5

TAKE-OR-PAY VOLUME COMMITMENT

5.1

CMT shall provide a minimum throughput capacity for Commodity and Customer shall pay the Contract Rate for such minimum capacity (The Take-or-Pay Volume Commitment) whether or not Customer uses such capacity, as follows:

Year	Take or Pay Volume
2012	3 million tons
2013	4 million tons
2014 and each year thereafter	8 million tons

Prior to June 30, 2012, CMT shall provide Customer written notice that it will have additional capacity at the Terminal during 2012. For each calendar year after 2012, CMT shall provide Customer written notice by June 30 of the prior year, that it will

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have additional capacity at the Terminal in the ensuing year. In each instance Customer shall have ninety (90) days from the date such notice is given to advise CMT whether Customer elects to take such additional capacity for the shipment of additional Commodity through the Terminal under the terms and conditions of this Agreement. If Customer elects to take the additional capacity, Customer’s Take-or-Pay Volume Commitment under this Agreement will be adjusted upward to account for the Terminal’s additional capacity through the remainder of the Contract Period. If Customer does not elect to take the additional Terminal capacity within the ninety day time period set forth above, CMT shall be entitled to use the additional capacity by entering into contracts with one or more third parties for the throughput of their commodities through the Terminal.

On March 31, June 30, September 30 and December 31 of each Contract Year, CMT will reconcile the difference between Customer’s Ratable Take-or-Pay Volume Commitment during the calendar quarter and Customer’s actual deliveries of Commodity to the Terminal during the calendar quarter. If Customer’s actual deliveries are less than the Ratable Take-or-Pay Volume Commitment for the quarter, Customer shall pay CMT the applicable Contract Rate for each ton of the Ratable Take-or-Pay Volume Commitment not delivered to the Terminal during the calendar quarter (Minimum Quarterly Payment) within ten (10) business days, and such payment will constitute a pre-payment for Customer’s delivery of the same number of tons to the Terminal that exceed the Customer’s Ratable Take-or-Pay Volume during the same Contract Year. If Customer’s actual deliveries of Commodity to the Terminal exceed the Ratable Take-or-Pay Volume Commitment for the calendar quarter, Customer shall receive a credit toward its Ratable Take-or-Pay Volume Commitment for the following calendar quarter in the amount of the excess tons delivered to the Terminal. A final reconciliation shall occur as of December 31 of each Contract Year such that if the Customer did not ship the Minimum Take-or-Pay Volume for the calendar year and did not make sufficient Minimum Quarterly Payments during such Contract Year to cover such shortfall, then Customer will make a final payment equal to the volume shortfall for the year at the Contract Rate less the total of all the Minimum Quarterly Payments. If Customer shipped in any Calendar Year volumes that exceeded the Minimum Take–or-Pay Volume and made Minimum Quarterly Payments that weren’t credited against subsequent volumes in that Calendar Year, then CMT shall refund the Customer such Minimum Quarterly Payments.Customer shall not be entitled to carry over any credits toward the Take-or-Pay Volume Commitment from one Contract Year to the following Contract Year.

ARTICLE 6

PAYMENT

6.1 During the term hereof, CMT shall issue invoices to Customer twice each month for services performed and any other ancillary charges (as detailed in Article 4) incurred by Customer upon delivery of the Commodity to the Terminal. Customer shall pay

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such invoices in full within twenty (20) days after the date of issuance. All invoices not paid within ten (10) days after their respective due dates shall bear annual interest, compounded monthly, at the overnight Federal Funds rate plus five percent with such interest to accrue beginning with the due date. In addition to payment of interest to cover loss of use of the funds, Customer shall pay a late payment charge of $100.00 to cover CMT’s cost of administration resulting from each said late payment.

If the receiving Party in good faith disputes an invoice, it shall provide a written explanation specifying in detail the basis for such dispute and pay any undisputed portion no later than the due date.

6.2 Weights and Billing.

(a) Billable tonnage provided for in Article 4 shall be based upon railroad origin weights for Commodity coming into the Terminal and by draft surveys after Vessel loading for Commodity going out of the Terminal. All scales used for railroad origin weights shall be tested for accuracy and shall comply with appropriate standards for weighing as set out in the National Institute of Standards and Technology Handbook 44 for such scales. Vessel draft surveys shall be conducted at Customer’s expense by an independent, certified marine surveyor for vessels experienced in the conduct of draft surveys and selected by mutual agreement of the Parties. Customer or Customer’s representative, at its sole risk and expense and upon reasonable advance notice to CMT, may be present to observe weighing of its Commodity or testing of the scales.

(b) Billable charges for all other services in Article 4 shall be billed after the services are provided by CMT.

6.3 Rights and Remedies.

(a) If Customer fails to pay CMT any amount promptly when due or if there is any other default or breach on Customer’s part of any representation, warranty, covenant, or other provision of the Agreement, and such failure, default or breach is not cured within fifteen (15) days after Customer is given notice is given thereof, then, and in any such case, CMT shall have the right at its election, without giving Customer further notice or opportunity to cure, to exercise any one or more of the following rights or remedies:

(i) CMT may collect all past due obligations;

(ii) CMT may declare the charges for the Take-or-Pay Volume Commitment for the remaining Contract Period to be immediately due and payable by Customer;

(iii) CMT may terminate this Agreement, provided that Customer’s liability for any breach or default under this Agreement shall survive such terminations;

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(iv) CMT may suspend performance of its obligations of CMT under this Agreement;

(v) CMT may on Customer’s behalf, pay any reasonable amount or perform any reasonable action CMT considers appropriate to cure any default, in which event Customer shall immediately pay CMT all amounts extended or advanced by CMT in connection therewith; and

(vi) CMT may exercise any other right or remedy available as a matter of law or by Agreement.

(b) If there is any default or breach on CMT’s part of any representation, warranty, covenant, or other provision of this Agreement or any other agreement between CMT and Customer, and such failure, default or breach is not cured within fifteen (15) days after CMT is given notice thereof, then, and in any such case, Customer shall have the right at its election, without giving CMT further notice or opportunity to cure, to exercise any one or more of the following rights or remedies:

(i) Customer may terminate this Agreement, provided that CMT’s liability for any breach or default under this Agreement shall survive such termination;

(ii) Customer may on CMT’s behalf, pay any amount or perform any action Customer considers appropriate to cure any default, in which event CMT shall immediately pay to Customer all amounts expended or advanced by Customer in connection therewith;

(iii) Customer may collect from CMT all costs and expenses incurred by Customer in enforcing its rights under this Agreement, and Customer may exercise any other right or remedy available as a matter of law or by Agreement.

6.4 No failure or delay on the part of either Party in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege. The rights granted the Parties under this Article are in addition to the rights, privileges, liens and remedies the Parties have under applicable law, including without limitation the privileges for transportation and preservation of property. All rights and remedies under this Agreement, any other agreement, or as a matter of law are cumulative to, and not exclusive of, any rights or remedies otherwise available. The Parties may exercise any such right or remedy at any time, one or more times, and in any order selected in their discretion.

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ARTICLE 7

INDEMNIFICATION

7.1 Customer assumes sole responsibility for and agrees to defend, indemnify, hold harmless and release CMT, CMT Parties and their parent, subsidiary and affiliated corporations, from and against any and all fines, claims, actions, legal proceedings, judgments, penalties, damages, loss, liabilities and expenses, including but not limited to any amounts paid in defense or settlement of any of the foregoing, which are arising from or in connection with the injury, death or disease of any person employed by Customer, Customer’s contractors, sub-contractors, agents or invitees and/or loss or damage of property belonging to Customer or any of the foregoing; regardless of the cause, and whether or not caused by the negligence, strict liability or other fault of CMT; provided however, that Customer shall have no obligation to indemnify CMT against CMT’s own, sole negligence.

7.2 CMT assumes sole responsibility for and agrees to defend, indemnify, hold harmless and release Customer, and its parent, subsidiary and affiliated companies, from and against any and all fines, claims, actions, legal proceedings, judgments or penalties, damages, loss, liabilities and expenses, including but not limited to any and all expenses paid in defense of the foregoing or in settlement of the foregoing, arising from or in connection with the injury, death or disease of any person employed by CMT, CMT’s contractors, sub-contractors, agents or invitees, and/or loss or damage of property belonging to CMT or any of the foregoing; regardless of cause and whether or not caused by the negligence, strict liability or other fault of Customer; provided however that CMT shall have no obligation to indemnify Customer against Customer’s own, sole negligence.

7.3 Neither Party shall be liable to the other for indirect, special, consequential, punitive or incidental damages.

7.4 In no event whatsoever shall CMT be liable to Customer for damage to or loss or destruction of the Commodity or any portion thereof due to hot spots or burning coal, and Customer will indemnify, defend, and hold CMT and CMT’s contractors, sub-contractors, agents and invitees harmless from and against any such damage or loss.

7.5 If Customer becomes aware of any lost or damaged Commodity, Customer shall make a written report to CMT within forty-five (45) days after Customer becomes aware of the alleged loss or damage. If Customer does not make a written claim within the forty-five day period, any claims related to an alleged occurrence shall be forever barred.

ARTICLE 8

FORCE MAJEURE

8.1 If, because of a labor dispute, act of God, civil disorder, fire, explosion, riot, sabotage, vandalism, unforeseen major equipment failure with a duration in excess of

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twelve (12) hours, a declaration of force majeure by rail or other transportation carriers transporting Customer’s Commodity to the Terminal or other event of force majeure beyond the reasonable control of a Party, whether similar or dissimilar to the foregoing examples, such Party is prevented from performing its obligations provided for herein, its obligations (other than payment obligations) shall be suspended for the duration of said force majeure; provided, however, the Party experiencing the force majeure shall use all commercially reasonable efforts to avoid and to mitigate the impact of force majeure and to recommence its obligations as quickly as possible. Any party claiming force majeure hereunder shall provide written notice thereof to the other Party within five (5) days of the onset of the force majeure and at its conclusion.

For purposes of this Agreement, force majeure shall not include any event of force majeure declared by any Foresight Energy LLC coal mine or any other source mine that affects delivery of the Commodity to Customer. Tonnage not tendered to the Terminal due to a Force Majeure event may be made up at the election of the Party not claiming Force Majeure on a schedule agreed to by the Parties.

In the event a force majeure condition exists for 90 days or more, then the Party not claiming force majeure may terminate this Agreement without any further obligation, other than the obligation by either Party to make payments then due or becoming due with respect to performance prior to the force majeure condition.

ARTICLE 9

INSURANCE

9.1 CMT does not insure Customer’s Commodity and property nor property of others. Each Party shall, at its own expense, carry and maintain Workers’ Compensation insurance covering its employees as required by law.

9.2 Customer agrees to carry and maintain at its expense comprehensive general liability insurance covering any and all damages, costs and expenses resulting from or arising in connection with bodily injury (including death to any person) and/or damage or destruction of property and providing bodily injury and property damage liability coverage with the combined single limit of not less than $10 million per occurrence and in the aggregate. Comprehensive liability insurance shall not contain any limitation for “bodily injury” on any Vessel, or River Barge or any other marine Vessel or Railcar used to transport Commodity. Such comprehensive liability insurance shall include contractual liability and shall delete any exclusion relating to operations on or near marine or railroad property. Customer shall obtain from its insurers a waiver of subrogation against CMT.

9.3 At its own expense CMT will maintain general liability insurance. CMT shall obtain from its insurers a waiver of subrogation against Customer.

9.4 Customer agrees to carry and maintain at its expense personal property insurance coverage extended to cover, regardless of negligence, the market value of

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Commodity transferred or stored at the Terminal. It is understood and agreed that CMT will not maintain insurance coverage on Commodity, and that Commodity shall at all times remain the property of Customer. The Customer agrees that Underwriters to said policy shall waive all rights of subrogation against CMT. Customer agrees to carry and maintain at its expense Railcar and automobile liability insurance naming CMT as an additional insured, covering bodily injury and property damage liabilities arising out of Customer’s operations at the Terminal and the use of Railcars and motor vehicles in connection with his Agreement, with a combined single limit of liability of not less than $5 million per occurrence. Underwriters to said policy shall waive all rights of subrogation against CMT.

9.5 Customer agrees to have all insurance policies issued to it, or for or upon Customer’s account, covering any injuries to persons or any loss or damage, to property so written that the insurer shall have no claim or recourse of any kind whatsoever against CMT, CMT Parties or the Terminal. The foregoing insurance coverages shall be with insurers (such companies to have a B+ or better rating by A.M. Best) and pursuant to policies reasonably satisfactory to CMT. Any such insurance policies shall name CMT as an additional insured.

9.6 CMT shall cause its underwriters to waive subrogation against Customer on CMT’s policies. Customer shall cause its underwriters to waive subrogation against CMT on Customer’s policies. Both Parties shall provide the other certificates of all insurance policies no later than thirty (30) days after the commencement date of this Agreement. Such insurance certificates shall provide for the insurance companies to notify either CMT or Customer, as appropriate, at least thirty (30) days prior to any cancellation of any insurance policy required herein.

ARTICLE 10

CLAIMS AND DISPUTES

10.1 In the event of any dispute or difference arising between the Parties hereto as to any matter or thing arising out of or relating to this Agreement which cannot be settled to the Parties’ mutual satisfaction, the Parties agree that all such disputes shall be resolved in the exclusive jurisdiction of state or federal courts of appropriate jurisdiction sitting in Chicago, Illinois or any appellate courts therefrom; and CMT and Customer hereby stipulate to the in persona jurisdiction and venue of this court. BOTH PARTIES WAIVE THE RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING FROM OR RELATED TO THIS AGREEMENT OR ANY PARTY’S PERFORMANCE HEREUNDER TO THE FULLEST EXTENT PERMITTED BY LAW.

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ARTICLE 11

GENERAL PROVISIONS

11.1 Binding Effect. This Agreement shall be binding on the Parties and their respective successors and permitted assigns.

11.2 Assignment. Customer shall not have the right and shall not sell, transfer, mortgage, pledge, collateralize, pass, assign, subcontract or encumber (collectively, “Transfer”) this Agreement, in whole or on part, directly or indirectly, by operation of law or otherwise, unless such sale, transfer, mortgage, pledge, collateralization, pass, assignment, subcontract or encumbrance is a “Permitted Transfer” without the express prior written consent of CMT. The following events are Permitted Transfers:

(a) Any Transfer to a lender or group of lenders to Customer where Customer is pledging its interest in this Agreement as security for the loan and said loan or financing is in an amount in excess of One Hundred Million Dollars ($100,000,000).

(b) Any Transfer to an entity in which Customer is wholly contributed to allow the successor entity to issue shares to the public in a public offering.

In the event of any Permitted Transfer, the transferee shall agree to assume and be bound by the terms and conditions of this Agreement to the same extent as if such transferee had been named as the original Customer party

11.3 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed duly given, delivered and received on the date received when delivered (by hand, by certified mail-return receipt requested, by courier or express delivery service, or by electronically confirmed facsimile) to the address or facsimile number set forth beneath the name of such Party below, or to such other address or facsimile number as such Party shall have specified in a written notice to the other Party hereto:

If to CMT:

Donald R. Holcomb

Chief Financial Officer

Raven Energy LLC

3801 PGA Boulevard, Suite 903

Palm Beach Gardens, Florida 33410

Facsimile: (561) 626-4938

If to Customer:	Michael J. Beyer

President and CEO

Foresight Energy LLC

Metropolitan Square Building

211 North Broadway, Suite 2600

St. Louis, Missouri 63102

Facsimile: (314) 932-6161

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With a copy to:	Jennifer Caldwell

Vice President, Sales and Marketing Operations

Foresight Energy LLC

Metropolitan Square Building

211 North Broadway, Suite 2600

St. Louis, Missouri 63102

Facsimile: (314) 932-6161

11.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

11.5 Headings. The article and section headings used herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.6 Severability. If any provision of this Agreement, or the application of any such provision to any person or set of circumstances, shall be determined to be invalid, unlawful, void or enforceable to any extent, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

11.7 Waiver. No failure on the part of a Party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either Party in exercising any power, right, privilege or remedy hereunder, shall operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.8 Public Announcements. The Parties shall make no press release or other public announcement or public disclosure relating to this Agreement or in the subject matter of this Agreement, except as necessary to meet legal or regulatory requirements, and in any event as mutually approved.

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11.9 Third Party Beneficiaries. Except as expressly set forth herein, this Agreement is entered into solely between, and may be enforced only by CMT and Customer (or their permitted assignees); and shall not be deemed to create any rights in third parties, including suppliers, customers and employees of a Party.

11.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Illinois, without giving effect to such state’s principles of conflicts or choice of law.

11.11 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement, and no rule of construction, presumption or burden of proof favoring any Party shall arise by reason of the authorship of any specific provision of this Agreement, if any ambiguity or question of intent, construction or interpretation of this Agreement arises. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.” The “Recital” paragraphs are incorporated herein by reference and constitute binding terms and provisions of this Agreement.

11.12 Amendment. This Agreement may be modified or amended only by means of a written amendment executed by both Parties hereto.

11.13 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, whether written or oral, with respect to such subject matter.

11.14 Independent Parties. Each Party hereto shall be and remain an independent Party and nothing herein shall be deemed to constitute a joint venture, partnership or agency of any kind for any purpose. Each Party’s employees shall be and remain the employees of and subject to the exclusive direction and control of such Party.

11.15 Mitigation of Damages. Each Party shall take commercially reasonable steps to mitigate any damages resulting from any termination of this Agreement or a Party’s breach or default of its obligations under this Agreement.

11.16 Limitation of Liability. Notwithstanding any provision of this Agreement to the contrary, in no event shall either Party be liable to the other Party for punitive, special, business interruption, lost business opportunities, lost profits, loss of use of cost of capital, attorneys’ fees or consequential damages arising out of any breach or default in the performance of any covenants or obligations under this Agreement.

11.17 All other matters not specifically addressed. All other matters not specifically addressed in this Contract shall be governed by CMT tariffs, exempt quotes, rules and regulations as may be applicable, and all supplements and amendments thereto.

11.18 Resale Right. Customer has the right to sell its capacity to another person; provided, however, that (1) any revenue Customer receives in excess of its Handling

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Sevice Charges under Article 4, shall be promptly paid to Raven and (2) any such resale does not relieve Foresight Energy of any obligation under this Agreement and (3) any breach of this Agreement by the party using some or all of Customer’s Take-or-Pay shall be a breach of this Agreement by Foresight Energy.

[signatures appear on following page]

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Foresight Energy LLC

By:	/s/ Michael J. Beyer
Name:	Michael J. Beyer
Title:	CEO

Raven Energy LLC

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

Savatran LLC

By:	/s/ Michael J. Beyer
Name:	Michael J. Beyer
Title:	CEO

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Exhibit 10.33

[*] indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

Execution Version

(HILLSBORO RESERVES)

THIS COAL MINING LEASE AND SUBLEASE AGREEMENT dated as of September 10, 2009, by and between WPP LLC, as Lessor and Hillsboro Energy LLC, as Lessee.

WITNESSETH

WHEREAS, Lessor owns or leases the Leased Premises as hereafter defined; and

WHEREAS, Lessee desires to lease or sublease the Leased Premises from Lessor.

NOW, THEREFORE, in consideration of the premises which are not mere recitals but are an integral part hereof and other good and valuable consideration including the rents, royalties, covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

SECTION 1.     LEASE FOR COAL MINING PURPOSES.

In consideration of the terms, conditions, and stipulations set forth to be performed and observed by Lessee, Lessor, acting on its own behalf and with the intention of exercising any right, option or power held by it on behalf of any other person or entity, does hereby demise, lease, sublease and let to Lessee, for the purposes of mining, processing, transporting and selling of coal and with all access and mining rights appurtenant thereto, the coal in the No. 6 seam situated under those properties described and set forth on Exhibit A, as such exhibit may be amended or supplemented subsequent to the date hereof, with such coal reserves and leases being hereafter referred to as the “Leased Premises”. Those properties comprising the Leased Premises were acquired or leased by Lessor by and through various deeds and leases, including that certain Special Quit-Claim Deed by and between the Montgomery County Board of Commissioners and Colt LLC (the “Montgomery Deed”), which are described in, attached to and made a part of Exhibit A. Lessee hereby agrees, as of the date hereof, to assume all obligations, including the obligation to pay any royalties, under the Montgomery Deed, which Lessor hereby leases to Lessee. Pursuant to the Purchase and Sale Agreement dated of even date herewith among Lessor and Lessee (“Purchase Agreement”), as Lessor acquires additional coal and mining rights (whether by deed or lease) (“Coal Rights”) as set forth in the Purchase Agreement, Lessor is to, among other things, make those Coal Rights available to Lessee under the form of this Lease. Therefore, all Coal Rights so acquired by Lessor pursuant to the Purchase Agreement shall be included in and made a part of the Leased Premises and thereby subject to this Lease immediately upon Lessor’s acquisition of the same without any further consideration and without any further action or documentation by Lessor or Lessee. Lessee hereby agrees to assume all obligations, including the obligation to pay any royalties, under any lease or deed acquired as of the date of this Lease or hereafter acquired by Lessor pursuant to the Purchase Agreement and made a part of the Leased Premises. Capitalized terms not defined herein have the meaning assigned to them in the Purchase Agreement.

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In addition, if, after the date hereof and for the pendency of the term of this Lease, Lessee in its commercially reasonable discretion (1) acquires control (by deed or by lease) of reserves that are adjacent to the Leased Premises and are necessary in order to efficiently mine the Leased Premises as identified on Exhibit C (“AMI Reserves”), and (2) Lessee decides to mine the AMI Reserves using the mine works in the Leased Premises for transportation of men or coal, then Lessee will, at least 30 days in advance of entering into such AMI Reserves, convey to Lessor (by deed or assignment of lease) those AMI Reserves at no cost to Lessor, and all Coal Rights so conveyed to Lessor shall be included in and made a part of the Leased Premises and thereby subject to this Lease immediately upon Lessor’s acquisition of the same without any further consideration and without any further action or documentation by Lessor or Lessee.

Furthermore, if, after the date hereof and for the pendency of the term of this Lease, Lessee in its commercially reasonable discretion amends its permit to include reserves that are within the areas shown on Exhibit C as the “Washout Areas” (“Washout Reserves”) and Lessee decides to mine any portion of the Washout Reserves using the mine works in the Leased Premises for transportation of men or coal, then Lessee will, at least 30 days in advance of entering into such Washout Reserves, convey to Lessor (by deed or assignment of lease) those reserves at no cost to Lessor, and all Coal Rights so conveyed to Lessor shall be included in and made a part of the Leased Premises and thereby subject to this Lease immediately upon Lessor’s acquisition of the same without any further consideration and without any further action or documentation by Lessor or Lessee.

Lessor and Lessee shall update Exhibit A, as promptly as practicable upon the acquisition by Lessor of additional Coal Rights either pursuant to the Purchase Agreement or through the acquisition of AMI Reserves, to reflect the addition of such Coal Rights into or from the Leased Premises, which update to Exhibit A and the Leased Premises shall be effective as of the acquisition date of such Coal Rights. Such updated Exhibit A shall be provided along with the notice to Lessee of Coal Rights acquired by Lessor. Exhibit A shall be updated in the following manner (as referred to in the Purchase Agreement) upon the Applicable Closing in the Purchase Agreement:

At Closing 2, in accordance with Schedule A-1 attached hereto.

At Closing 3, in accordance with Schedule A-2 attached hereto.

At Closing 4, in accordance with Schedule A-3 attached hereto.

At Closing 5, in accordance with Schedule A-4 attached hereto.

At Closing 6, in accordance with Schedule A-5 attached hereto.

At Closing 7, in accordance with Schedule A-6 attached hereto.

At Closing 8, in accordance with Schedule A-7 attached hereto.

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SECTION 2.     RESERVATIONS AND EXCEPTIONS.

All rights, title and interest vested in Lessor in or relating to the right to mine, process, transport and sell the coal contained within the Leased Premises are specifically granted to Lessee. Lessee acknowledges that Lessor may have no interest, right or title to certain parts of the surface, certain oil and gas in or under certain parts of the Leased Premises or certain other estates in or regarding the Leased Premises and that it is the intent of the parties hereto to grant to Lessee, by this Lease, all rights herein granted to Lessor, and Lessee acknowledges that it takes this Lease subject to all prior estates, encumbrances, rights of way and easements of any kind affecting the Leased Premises.

SECTION 3.     TERM.

The term of this Lease shall be for a period of Twenty (20) years from the date set forth in the preamble paragraph hereto (hereinafter, the “anniversary date”), unless sooner terminated as hereinafter provided. Provided, however, if the Lessee is not in default of the terms hereof at the end of the primary term as set out above or any extended term, it may elect to renew this Lease for additional five (5) year terms on the same terms and conditions set forth herein until all the merchantable and mineable coal underlying the Leased Premises shall have been mined and removed; provided, however, that Lessee shall be limited to six (6) such renewal terms.

In the event all the merchantable and mineable coal underlying the Leased Premises shall have been mined and removed from the Leased Premises pursuant to the provisions of this Lease, then this Lease shall cease and terminate upon the date when all such coal shall have been mined and removed.

In the event the Leased Premises shall be taken, damaged, or injured by the exercise of the right of condemnation or eminent domain, or any other legal proceedings or acts by federal, state, county, municipal, or other governmental, public, or quasi public authority, or by any corporation, person, or persons having lawful power and authority to exercise the right of condemnation, eminent domain or legal proceeding, in any way which impacts the ability to mine the coal within the Leased Premises, then this Lease shall automatically terminate with respect to any property taken on the date of such taking.

SECTION 4.    ROYALTIES.

Lessee shall pay to Lessor, at Lockbox 2495; Columbus, Ohio 43260 or at such other places as Lessor may from time to time designate in writing, during the term of this Lease, as rental hereunder, a tonnage royalty for the coal mined and sold from the Leased Premises during each calendar month of the term hereof (including any extension), to be received by Lessor

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within twenty (20) days from the end of the month to which payment applies, in an amount equal to [*]. The foregoing payments shall hereafter be referred to collectively as “Tonnage Royalty.”

In addition to the foregoing Tonnage Royalty, Lessee shall pay a quarterly minimum deficiency of [*] due and payable on April 20, 2010, covering the period beginning January 1, 2010 until March 31, 2010. Thereafter, the quarterly minimum deficiency will be (a) [*] for each of the subsequent three quarters of 2010, (b) [*] for each quarter of 2011, (c) [*] for each quarter of 2012 through 2031 (inclusive), and (d) [*] for each quarter of 2032 for each subsequent quarter for the remainder of this Lease, in each case payable on the 20th of January, April, July and October in each year this Lease is in effect, for the prior quarter’s production. Each payment of the quarterly minimum deficiency shall hereafter be referred to as a “Quarterly Deficiency Payment”. If during any quarter Lessee shall pay Tonnage Royalty that is less than the Quarterly Deficiency Payment, Lessee will pay to Lessor, at the prescribed time, the difference between the Tonnage Royalty paid and the Quarterly Deficiency Payment due. If during any quarter Lessee shall pay Tonnage Royalty that is equal to or in excess of the Quarterly Deficiency Payment, then no Quarterly Deficiency Payment shall be due for that quarter. If during any quarter the Tonnage Royalty exceeds the Quarterly Deficiency Payment due for the quarter, then Lessee has the right to recoup any unrecouped Quarterly Deficiency Payment made with respect to the preceding twenty quarters from the excess Tonnage Royalty on a first paid first recouped basis, provided, however, Quarterly Deficiency Payments paid in respect of 2010 shall not be recoupable. No Tonnage Royalty paid for coal mined in any quarter shall be credited to the payment of any Quarterly Deficiency Payment due for any succeeding quarter or quarters. These Quarterly Deficiency Payments shall forever cease in the quarter when the amount of merchantable and mineable coal remaining in the Leased Premises would yield a total Tonnage Royalty equal to the unrecouped Quarterly Deficiency Payments. If the Lessor Defaults (as defined below in Section 18) then the Quarterly Deficiency Payments shall forever cease.

Notwithstanding any of the foregoing, should Lessee be unable to mine coal from the Leased Premises during a period of thirty (30) consecutive calendar days during the term hereof as a result of a Force Majeure, the subsequent Quarterly Deficiency Payment or Payments, as the case may be, shall be adjusted and prorated to waive the proportion of the applicable Quarterly Deficiency Payments for such days in which Lessee was unable to mine coal. The term “Force Majeure” as used herein, shall mean a nationwide strike in the coal industry or a strike at the mine or facilities on the Leased Premises, work stoppages due to labor organizing efforts, acts of God, acts of a public enemy, wars, insurrections, earthquakes, floods, loss of utilities and other causes beyond the reasonable control of Lessee.

The term “ton” referred to herein shall mean two thousand (2,000) pounds.

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The term “coal” referred to herein shall include any low-coal content merchantable product that is sold and shipped under various trade names including, but not limited to, bone, coal, fuel and middlings (collectively “Middlings”). In the event any Middlings are sold and shipped, then the Parties agree to negotiate a fair reduction to the fixed dollar portion of the Tonnage Royalty.

Subject to the qualification hereinafter stated in this paragraph, “Gross Selling Price” of coal shall, for all purposes under this Lease, be the amount received, either directly or indirectly by Lessee or any of its affiliates or any direct or indirect financially controlled company, in any case, in the first bona fide arm’s length transaction, after preparation and/or tippling, regardless of who owns or operates such preparation or tippling facilities, f.o.b. railroad cars or other transport at the mine site, without any deduction for selling expense or sales commission. If Lessee, any affiliated company of the Lessee, or the preparer or tippler of the coal shall consume any of the coal, the price of the coal as consumed shall be considered equal to the (1) same month’s weighted average sales price of coal sold to unaffiliated customers, or (2) if there are no unaffiliated customers, the average sales price of comparable coal from the Illinois Basin in the open market.

Lessee shall furnish to Lessor on or before the 15th day of each calendar month a statement showing the quantity of coal shipped from the Leased Premises and weights of coal, if any, consumed on the Leased Premises or at the preparation plant or tipple during the preceding calendar month. The Parties will mutually agree to methods for the ascertainment of and payment of Tonnage Royalties on the coal mined, shipped, sold, or consumed under this Lease. Lessee shall keep accurate and correct books of account showing all coal mined, and all coal consumed, transported, or shipped from the Leased Premises or elsewhere, together with the correct weights and Gross Selling Price thereof, to which books and records and the source data therefore Lessor shall at all reasonable times have access for verification of statements to be furnished by Lessee. Lessor, for like purposes, is hereby authorized to demand and require of any railroad company, trucking company or other agents transporting the products of the Leased Premises, inspection of its books and records, showing the weight and quantity of such products and pertinent information in relation thereto. Said carriers and other agents are hereby authorized and requested by Lessee to show Lessor, or its agents, all such books and records and to furnish all such information when requested.

In the event it shall be necessary in mining coal from the Leased Premises to load the same over a tipple or tipples over which other coal is loaded, thereby mixing the coal from the Leased Premises with other coal, Lessee shall keep a strict account of the tonnage of coal from the Leased Premises as well as a strict account of the tonnage of other coal being loaded over the same tipple or tipples. The method of determining these respective tonnages shall be approved in writing by the Engineer of Lessor before other coal may be mixed with coal from the Leased Premises, such approval not to be unreasonably withheld, conditioned or delayed.

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In the event coal from the Leased Premises is so commingled, then the Gross Selling Price, as set forth in Section 4 hereof, shall be the average sales price for all coal with which coal from the Leased Premises is commingled.

It is the intent of this Lease that Tonnage Royalty payments will be paid on a sales basis. In the event of co-mingling, all coal produced from the Leased Premises shall be reconciled to total sales along with any foreign coal that is commingled with such coal. This reconciliation shall be done monthly. The only allowable adjustment to total sales is a reduction for third party coal segregated and not commingled at any time with such coal. Lessor’s portion of total sales will be prorated based on Lessor’s percentage of total sales since the last reconciliation and adjustments made, plus or minus, at that time. There will be no other adjustments to sales tons or methods used to reconcile Lessor’s Tonnage Royalty payments unless expressly agreed to in writing by Lessor.

In addition to the royalties and deficiency payments payable by Lessee to Lessor pursuant to this Lease, Lessee further agrees to assume any and all obligations to pay any royalty or other similar payment obligation due to third parties pursuant to any document in the chain of title affecting the properties comprising the Leased Premises.

SECTION 5.     TAXES, INSURANCE AND INDEMNITY.

Lessor will, in the first instance, pay all the taxes, levies and assessments on or in respect of Lessor’s ownership of or interest in the Leased Premises and during the continuance of this Lease, Lessee shall pay to Lessor the full amount of such taxes, levies, and assessments, beginning with those covering the calendar year in which this Lease is effective, promptly upon receipt of Lessor’s statement therefore, such amounts to constitute and be treated as additional rental hereunder. Lessee shall promptly pay at the several times they become due and payable all taxes levied or assessed upon coal mined from or products manufactured from coal upon the Leased Premises. Lessee shall also pay any and all taxes due to the state and/or its subdivision for severing, removing, processing, or preparing of said coal, except for taxes on gross or net income of Lessor on receipt of royalties, and Lessee shall also pay all royalties for removal of coal required by any existing or future labor agreements of Lessee, its agents, operators or affiliates.

Lessee may at any time during the continuance of this Lease, at its own cost and expense, and after reasonable notice to Lessor of its intention so to do, contest any of the taxes, levies, or assessments to be borne by Lessee as above provided. In the event of any such contest, Lessee is authorized to proceed in the name of Lessor with respect to the reversionary interest of Lessor in the Leased Premises, but Lessee shall indemnify Lessor against any costs, penalties, expenses, or interest charges arising out of such contest.

Lessee shall submit to Lessor, for its review, a copy of annual reports or returns prepared pursuant to laws or regulations in the State of Illinois with respect to Lessor’s ownership or interest. It is understood and agreed that the taxes levied or assessed from such reports are based, in part, upon the permitting and/or production of Lessee and for that reason, Lessee’s payments to Lessor as provided for in this section shall continue and survive any termination or cancellation of this Lease for one year.

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Lessee agrees that it shall comply with all of the terms and provisions of the Black Lung Laws (defined below) and will secure the payment of Black Lung Benefits (defined below) as hereinafter provided. “Black Lung Laws” mean the Black Lung Benefits Act, Title IV of the Federal Mine Safety and Health Act of 1977, 30 U.S.C. 901 et seq., and the Internal Revenue Code, 26 U.S.C. I et seq., Black Lung Benefits Reform Act of 1977 (P.L. 95-239), Black Lung Benefits Revenue Act of 1977 (P.L. 75-227), Black Lung Benefits Revenue Act of 1981 (P.L. 97-119), as now or hereafter amended, and all rules and regulations adopted pursuant thereto. “Black Lung Benefits” means any and all benefits payable pursuant to the Black Lung Laws. Lessee acknowledges that, as between itself and Lessor, it is, and shall be deemed to be, the operator of any coal mine or coal preparation facility or facility used for the extraction, preparation or transportation of coal produced from the Leased Premises and of all related activities, including, but not limited to, coal mine construction or maintenance, engaged in by Lessee pursuant to the terms of this Lease with respect to any claim for Black Lung Benefits filed by or on account of any of its employees or former employees. Lessee shall secure and shall require any other person or entity who operates, controls, or supervises a coal mine or coal preparation facility on the Leased Premises or performs services of construction, maintenance, transportation, or other activities related to coal mining or preparation under the terms of this Lease, or who otherwise may be liable for the payment of Black Lung Benefits, to secure the payment of such Black Lung Benefits to or on account of employees or former employees in accordance with the Black Lung Laws and shall provide Lessor, upon request, with appropriate certification that each of them has provided security in compliance with all Black Lung Laws for the payment of such Black Lung Benefits. Without limiting the generality of Lessee’s obligations to comply with all other provisions of this Lease, Lessee agrees that it will secure and guarantee the payment of all Black Lung Benefits required to be paid under the Black Lung Laws by reason of mining, construction, transportation, and related activities under this Lease, and Lessee does hereby agree that it will indemnify and hold Lessor harmless from any liability or expenses, including reasonable attorney fees and expenses, which Lessor may suffer directly or indirectly, as a result of or with respect to any claim for Black Lung Benefits filed by or on account of any of Lessee’s employees or former employees, or employees or former employees of others who may be required to secure the payment of Black Lung Benefits as provided above. Notwithstanding anything in this Lease to the contrary, this Lease does not empower Lessor to make any decisions and Lessor hereby expressly waives and disclaims any right to make any decisions with respect to the terms and conditions under which the coal is extracted or prepared, such as, but not limited to, the manner of extraction or preparation or the amount of coal to be produced at any particular time, all within the meaning of the Black Lung Laws. The parties hereto do acknowledge, however, that Lessor has reserved certain rights and has imposed certain requirements under the terms of this Lease solely for the purpose of preventing waste and protecting the reserved rights of Lessor.

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Lessee further covenants and agrees that all employees of Lessee, or any of its affiliates, and/or any and all other persons performing work on the Leased Premises pursuant to the rights granted in this Lease will be fully covered by or insured at all times by workers’ compensation, and to that end Lessee shall comply with all applicable workers’ compensation laws, rules and regulations and shall make all necessary contributions and/or premium or other payments. Lessee covenants and agrees to indemnify and save harmless Lessor, its members and its and their members, partners (general and limited), shareholders, officers, directors, agents, employees, successors, affiliates and assigns from and against (a) any and all claims, demands, actions or causes of action by or on behalf of any person, firm, corporation or governmental body for damages, injuries, deaths, penalties, fines, assessments or otherwise caused by, arising out of, resulting from or as a consequence of, in whole or in part, (i) any acts or omissions of Lessee, its officers, directors, employees, sublessees, contractors, subcontractors, licensees, invitees, engineers, agents, successors, assigns or parent or affiliated corporations or any other persons or entities acting by direct or indirect authority of Lessee or pursuant to any rights granted in this Lease or (ii) the use and enjoyment of the Leased Premises pursuant to this Lease or (iii) the approval by Lessor of any plans of the Lessee and (b) any and all costs, counsel fees, expenses and liabilities incurred in or about any such claim or action brought thereon, all of which costs, counsel fees, expenses and liabilities shall be reimbursed to Lessor by Lessee immediately upon notification from Lessor to Lessee that the same have been incurred. Provided, further, that indemnity obligations under this Lease exclude Lessor’s lost profit and punitive, exemplary, special or consequential damages. Provided, further, that Lessee shall have no liability under indemnity obligations in this Lease unless Lessor timely informs Lessee of a claim, demand, action or cause of action and gives Lessee the right to assume the defense.

During the term of this Lease, Lessee shall carry, with a limit of $1 million per person and $5 million per occurrence, coal mine liability and contractual liability insurance. Lessor, its members and its and their members, partners (general and limited), shareholders, officers, directors, agents, employees, successors, affiliates and assigns shall be named as additional insureds and provided a certificate of insurance reflecting such coverage, which shall not be cancelable except after thirty (30) days’ notice to Lessor. Such insurance shall provide a waiver of subrogation for all claims regarding this lease and be written on an “occurrence” basis unless the policy is available only on a “claims made” basis, in which case such “claims made” insurance coverage shall be maintained in effect for a period of at least five (5) years after the termination of this Lease, or until final release of Lessee’s environmental reclamation bonds required by any regulatory authority, whichever shall last occur.

If Lessor receives notice of any alleged default under or any alleged non-compliance with any deed or lease covered by this Lease, whether or not such deed or lease is listed in Exhibit A, or with respect to any property covered by this Lease, Lessor shall give notice of the same to Lessee within two (2) business days after receiving the same in accordance with the provisions of Section 11 of this Lease; and Lessee shall then have the right and obligation to address and resolve such alleged default or non-compliance.

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SECTION 6.     METHOD OF OPERATION.

Lessee covenants and agrees that when it commences operation in any coal leased herein it will thereafter diligently prosecute its operations hereunder utilizing modern mining equipment best suited for the prevailing mining conditions so as to develop thoroughly the coal herein leased and to conduct such operations in a careful, skillful, and workmanlike manner, and in compliance with the present and any future laws of the State of Illinois or any other applicable state and of the United States, and also according to the rules and practices of good mining and with due regard for the value of the Leased Premises as a coal producing property.

Lessee shall be solely responsible for complying with all present and future laws and governmental regulations, including environmental laws and regulations, impacting on or controlling mining and related operations on the Leased Premises, which responsibility shall survive until final release of Lessee’s environmental reclamation bonds required by any regulatory authority or termination of this Lease, whichever shall last occur. If, as a result of Lessee’s operations hereunder, laws or governmental regulations are violated, or are claimed to be violated by the government, then Lessee shall indemnify Lessor and hold it harmless from any penalties, fines, costs, and expenses, including legal fees and court costs, imposed upon or incurred by Lessor as a result of said claim, violation or violations.

Notwithstanding Lessee’s obligation to comply with all laws, rules, regulations and orders as set forth above, Lessor shall not declare a default hereunder solely as a result of routine operational violations which Lessee cures or abates as promptly as practical. Lessee shall be solely responsible for treatment of any water discharge caused by its operations, if required by present or future law or regulation, which responsibility shall survive until final release of Lessee’s environmental reclamation bonds required by any regulatory authority or termination of this Lease, whichever shall last occur.

Lessee shall provide Lessor a permit map as a matter of information, in a format acceptable to Lessor, for any coal seams being permitted on the Leased Premises at the time of execution of this Lease and at the time of any subsequent permit submittal and at the time of any revisions and amendments thereof.

Lessee acknowledges that Lessor holds the Leased Premises for the purpose of maximizing the royalty revenue generated therefrom and agrees that it will work and mine the coal in accordance with said purpose and in accordance with general and detail maps and plans of mining and descriptions to be prepared by Lessee (hereinafter collectively called “Mine Plans”) and will submit a copy of same to the Lessor in a digital format acceptable to Lessor, if available. Said Mine Plans shall take into consideration the entire area proposed to be developed by Lessee, and shall make suitable provisions for (1) the proper protection of overlying and underlying seams so that they may be economically mined at a later date and (2) the reasonable and proper removal of all the mineable and merchantable coal from the Leased Premises. No Mine Plan shall be proposed which, if adopted, would render otherwise mineable and merchantable coal unmineable or unmerchantable or substantially more difficult or expensive to mine. The said Mine Plans shall be submitted to the Lessor at least 30 days prior to the

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commencement of any operation on the Leased Premises. In the event Lessor determines that the Mine Plans submitted by Lessee fail to comply with any of the terms of this Lease, Lessor shall so notify Lessee within thirty (30) days of receipt of the Mine Plan, in which event Lessee will reasonably modify said Mine Plans to comply with the terms and conditions hereof. If Lessor makes no objection to a proposed Mine Plan within thirty (30) days of receipt of the Mine Plan, then Lessor’s agreement with the Mine Plan is conclusively established for all purposes under this Lease. No material change in, modification of, or departures from any Mine Plans so approved shall be made in the development or operation of the mine or mines except pursuant to modified Mine Plans submitted by Lessee to Lessor for the purpose of allowing Lessor to determine that said modification complies with the terms of this Lease. Lessor shall have thirty (30) days from receipt of a modified Mine Plan to object. If Lessor makes no objection to a proposed modified Mine Plan within thirty (30) days of receipt of the modified Mine Plan, then Lessor’s agreement with the Mine Plan, as modified, is conclusively established for all purposes under this Lease. Lessor’s right to notify Lessee that proposed Mining Plans fail to comply with this Lease is a right reserved solely to protect Lessor’s interest in the Leased Premises and to prevent waste and is not intended to give and shall not be construed to give Lessor any control over Lessee’s operations. Lessor shall have no authority to determine the manner in which or the methods by which any of Lessee’s mining operations are to be conducted, all of which shall be solely determined by Lessee.

Lessee shall have no right, without prior written consent of Lessor, which shall not be unreasonably withheld, conditioned or delayed, to deposit slate, coal refuse, water or refuse of any kind on or in the Leased Premises in any manner or at any place which will materially impair Lessee’s ability or right to mine and remove any of the coal within the Leased Premises.

Lessee may conduct its operations under this Lease through its contractors or agents when approval has been granted in writing by Lessor, such approval not to be unreasonably withheld, conditioned or delayed, provided in any case Lessee shall be and remain liable to Lessor for all obligations of the Lessee under this authority, and subject to any reasonable conditions imposed by Lessor in granting its consent.

If it is found and reported to Lessee in writing by an agent of Lessor that in the progress of the work any areas of merchantable and mineable coal have been passed by or abandoned with the result that coal has not been mined and removed, which in accordance with generally accepted good mining practice should have been mined and removed, it shall be the duty of Lessee to return as soon as possible to such areas and mine and remove the coal therefrom, or failing so to do, Lessee shall account for the coal contained therein and pay the Tonnage Royalty therefore the same as though it had been mined.

Lessee shall employ a competent mining engineer, duly registered in the State of Illinois or any other applicable states and acceptable to Lessor, whose duty it shall be to keep up the mine surveys and make accurate maps thereof, which maps shall at all times be subject to the inspection of Lessor, or its duly authorized agents, and copies furnished to the Engineer of Lessor at any time upon request but without such request at a minimum of on or before February

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1, May 1, August 1 and November 1 of each year. Such maps shall show the location of all coal section numbers obtained by Lessee in addition to those measured by Lessor during mine inspections in a form convenient to Lessee and acceptable to the Engineer of Lessor. Upon request, Lessee shall provide to Lessor, on the date designated by Lessor, either monthly, quarterly or annually tonnage and sales price forecasts, as prescribed by Lessor, for coal to be mined from the Leased Premises in future years.

Lessee shall furnish Lessor copies of data derived from any and all coal exploration activities within the Leased Premises, including, but not limited to, driller’s logs, geophysical logs, coal laboratory analyses, and geological maps.

Upon request of Lessor, Lessee shall make available for Lessor’s inspection and copying any and all laboratory analyses made of coal mined from the Leased Premises.

Upon request of Lessor, Lessee shall make available for Lessor’s inspection and copying any and all of Lessee’s correspondence with government agencies or departments that pertain to the Leased Premises, or to operations undertaken or to be undertaken thereon.

Lessor, through its duly authorized agents, shall at all reasonable times have the right to enter the surface and said mines, inspect the same, and have surveys made thereof to determine if all the terms and conditions of this Lease are fully complied with, and for these purposes to use freely the means of access to said mines and the workings thereof without hindrance, but in such manner as not unreasonably to interfere with the operation thereof.

SECTION 7.     REMEDIES OF LESSOR.

If default be made by Lessee in the payment of the rentals and royalties herein and such default shall continue for a period of fifteen (15) days after written notification thereof has been posted to Lessee, then in each such event, Lessor may, at its option, terminate this Lease without any further notice and re-enter upon and take possession of the Leased Premises and hold and possess the same as its absolute property free and clear of any claims of, by, or through Lessee, and pursue any and all other remedies available under the laws of the State of Illinois for violation of any covenant or condition hereof, and all such remedies shall be deemed cumulative and not exclusive.

If default be made by Lessee in the performance of any of the other terms or conditions hereof required to be kept or performed by Lessee and such default shall continue for a period of thirty (30) days after written notification thereof has been posted to Lessee, and in the event that Lessee is not reasonably engaged in curing the said default, then in such event, Lessor may, at its option, terminate this Lease without any further notice and re-enter upon and take possession of the Leased Premises and hold and possess the same as its absolute property free and clear of any claims of, by or through Lessee, and pursue any and all other remedies available under the laws of the State of Illinois for violations of any covenant or condition hereof, and all such remedies shall be deemed cumulative and not exclusive. Lessee shall notify Lessor of its proposed cure actions and continue to keep Lessor informed on a regular basis of the actions taken and results thereof. No action by Lessor pursuant to this Section 7 shall impair the right to rental and

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royalties (including without limitation Tonnage Royalties and Quarterly Deficiency Payments) due or accrued up to the time of termination and re-entry hereunder, but none shall be charged for any period thereafter.

Provided, however, if Lessor, at any time, has provided notice of a Financing Cessation (as defined in the Purchase Agreement) then the cure periods set forth above shall be two hundred seventy (270) days from the date of such notice. In the event such Financing Cessation concludes prior to the end of such 270-day cure period as a result of Lessor paying the applicable portion of the Purchase Price at an Applicable Closing which was delayed as a result of such Financing Cessation, then Lessee shall have the cure periods set forth in the first two paragraphs of this Section 7 to cure and correct any defaults that have occurred during the just concluded period of Financing Cessation.

Lessee further agrees that if the interest of Lessee in the Leased Premises shall be sold on execution or judicial sale, or if bankruptcy proceedings be begun by Lessee, or if Lessee be adjudged a bankrupt, or it makes an assignment for the benefit of creditors, or a receiver be appointed for it or for the Leased Premises, or if an assignment occurs by operation of law, then, and in any such event, this Lease shall forthwith terminate and be forfeited and the Leased Premises and all improvements thereon shall forthwith become the property of Lessor, without compensation to Lessee, and without refund of any royalties or deficiency payments paid hereunder.

SECTION 8.     ASSIGNMENT OR SUBLETTING.

Except for a Permitted Transfer, as defined below, Lessee covenants and agrees that it will not sell, assign, sublease, mortgage, pledge or otherwise transfer or encumber (collectively “Transfer”) this Lease or any rights, interests or estates created by this Lease or all or any portion of the Leased Premises, either voluntarily or by operation of law or allow any third party to mine on the Leased Premises under any form of agreement or contract, without having first obtained the written consent of Lessor (which may be arbitrarily withheld).

Provided, however, that the prohibitions in the preceding paragraph are subject to the following Permitted Transfers. Any Transfer to an affiliate of Lessee herein is a Permitted Transfer. An entity is an affiliate if more than 51% of the equity interests and voting power of the entity to which this Lease is being transferred is owned or controlled by the same individual or individuals who owned or controlled more than 51% of the equity interests and voting power of Lessee at the time of execution of this Lease. Any Transfer to a Reputable and Prudent Coal Mining Company is a Permitted Transfer. A Reputable and Prudent Coal Mining Company shall mean any entity, or its parent or affiliate that over the three years immediately preceding the date of such Permitted Transfer (i) has produced not less than 5 million tons of coal whether directly and/or indirectly through its wholly owned subsidiaries or contract miners or predecessor companies on an annualized basis; (ii) has not filed a voluntary bankruptcy proceeding or been declared a bankrupt; (iii) has not been blocked by any governmental authority from holding any

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necessary mining permits; (iv) is not known to have forfeited any leases for coal reserves as a result of uncured defaults under such leases and (v) has a net worth of $25,000,000 or more on a consolidated basis. Any Transfer to an exchange traded public company is a Permitted Transfer. Any Transfer to an entity in which the individual or individuals owning Lessee at the time of the execution of this Lease contribute Lessee to allow the successor entity to issue shares to the public in a public offering is a Permitted Transfer. Any Transfer to a lender or group of lenders to Lessee wherein Lessee is pledging or encumbering its leasehold interest in this lease as security for or in return for the loan and said loan or financing is in an amount in excess of $10,000,000, is a Permitted Transfer; provided, however, that the lender may not subsequently Transfer such interests to any entity other than a Reputable and Prudent Coal Mining Company. Provided further, however, that for the purposes of any transfer by a lender, a Reputable and Prudent Coal Mining Company shall include any entity, or its parent or affiliate that satisfies clauses (ii), (iii) and (iv) above and has produced not less than 2 million tons of coal whether directly and/or indirectly through its wholly owned subsidiaries or contract miners or predecessor companies on an annualized basis and over the three years prior had average gross revenues from the sale of coal of $5 million or more.

A “Transfer of Control” of Lessee or its permitted transferee (determined in accordance with the preceding provisions of this Section 8), either voluntarily or by operation of law, shall constitute a Transfer of the Lease under this section. “Transfer of Control” as used in the foregoing shall include an outright sale, assignment or transfer of sufficient membership interests to vest more than 50% of Lessee’s membership interests (or the equity interests or voting power in its permitted transferee) in persons or entities who are different than those persons or entities which directly own more than 50% of Lessee’s membership interests as of the effective date of this Lease (or with respect to a permitted transferee, those persons or entities which directly own more than 50% of the equity interests or voting power of such permitted transferee as of the effective date of such permitted Transfer).

Accordingly, a Transfer of Control shall have occurred whenever more than 50% of Lessee’s membership interests (or the equity interests or voting power in its permitted transferee) shall become subject to the direct ownership of a person or entity or group of related persons or entities who are different than those persons or entities which directly own Lessee’s membership interests as of the effective date of this Lease (or with respect to a permitted transferee, those persons or entities which directly own more than 50% of the equity interests or voting power of such permitted transferee as of the effective date of such permitted Transfer). Notwithstanding anything herein to the contrary, a sale, assignment or transfer of any or all of the voting power or equity interests in any parent entity that directly or indirectly owns Lessee shall not constitute a prohibited assignment hereunder nor require Lessor’s consent.

In the case of an assignment, Lessee will first obtain and present to Lessor a covenant of assumption by the assignee, wherein such assignee expressly agrees to and with Lessor to assume and be bound by all of the covenants, terms, conditions and provisions hereof to the same extent as if said assignee had been named as the original Lessee.

Any such Transfer, Transfer of Control or Permitted Transfer shall not relieve Lessee from its obligations to comply with all the covenants, terms, conditions and provisions of this

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Lease, unless otherwise agreed in writing by Lessor. In the event Lessor consents to any Transfer or Transfer of Control, such consent shall not relieve Lessee and/or any transferee, assignee, sublessee, etc. from securing Lessor’s written consent to any further Transfer or Transfer of Control, other than a Permitted Transfer, nor shall any such consent be construed as a consent to any further transfer or Transfer of Control, other than a Permitted Transfer, or as a waiver of any portion of this section or of Lessor’s rights hereunder.

Upon the occurrence of any such Transfer without the prior written approval of Lessor, Lessor shall have the option to terminate this Lease by serving written notice of its election so to do.

Any direct or indirect Transfer or Transfer of Control in violation of this Section 8 shall be null and void and shall have no force or effect.

SECTION 9.     WAIVERS AND RELEASES, ETC.

No waiver, release, modification, or amendment of any of the terms, conditions, or provisions of this Lease shall be valid or set up or relied upon by Lessor or Lessee, or offered by either of said parties in any judicial proceeding or other proceeding or otherwise, unless the same is in writing duly exercised by Lessor and Lessee. The failure to exercise any right upon nonperformance shall not be construed as a waiver of the right to insist on subsequent performance of the terms and conditions hereof.

SECTION 10.     FORUM SELECTION, WAIVER OF JURY TRIAL AND LIMITATION OF REMEDIES.

In the event that either party to this Agreement files any action, proceeding, or counterclaim against the other on any matter whatsoever arising out of or in any way connected with this Agreement or the parties’ performance hereunder, or any claim of damage resulting from any act or omission of the parties, the parties hereby consent to the exclusive jurisdiction and venue of courts of appropriate jurisdiction sitting in Montgomery County, Illinois, or the United States District Court for the Central District of Illinois. The parties hereby waive any argument at any time in the future that such venue is inconvenient or otherwise improper.

THE PARTIES TO THIS AGREEMENT AGREE TO AND DO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR THE PARTIES’ PERFORMANCE HEREUNDER, OR ANY CLAIM OF DAMAGE RESULTING FROM ANY ACT OR OMISSION OF THE PARTIES, OR EITHER OF THEM, IN ANY WAY CONNECTED WITH THIS AGREEMENT.

Notwithstanding any other provision of this Agreement, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT, CONTRACT OR OTHERWISE.

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SECTION 11.    NOTICES.

Until written notice of a different address, all notices that are anywhere in this Lease provided to be given shall be served upon or mailed to Lessee at: 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida 33410, with a copy to: Brian Glasser, Bailey & Glasser, LLP, 209 Capitol Street, Charleston, West Virginia, 25301, and to Lessor at: 5260 Irwin Road, Huntington, West Virginia 25705, with a copy to: Wyatt Hogan, 601 Jefferson, Suite 3600, Houston, Texas 77002.

SECTION 12.    WARRANTY.

The Lessor, for itself, its successors and assigns, does hereby covenant and agree with the Lessee, subject to the exceptions and reservations herein set forth, and subject to such limitations, restrictions and defects in Lessor’s title to the Leased Premises as were in existence at the time of Lessor’s acquisition of title to the various properties comprising the Leased Premises, that upon the payment of the rentals and royalties and the performance of all and singular the covenants and agreements aforesaid, said Lessee shall and may peaceably and quietly have and enjoy said Leased Premises for and during the term aforesaid, and for the purposes aforesaid, free from any let or hindrance by the Lessor, its successors and assigns. Lessor does not warrant generally its title to the Leased Premises but warrants only that it has done no act to encumber the titles that it acquired to the various properties comprising the Leased Premises since its acquisition of said properties that would interfere with the operations of the Lessee hereunder. In the event that Lessee did not have the right to mine coal in any part of the Leased Premises because of the rights of a holder of an outstanding superior title antedating Lessor’s acquisition of title to the tract or tracts in question, if the Lessee has mined and removed a part or all of the coal therefrom and paid the Lessor therefore on the royalty basis, the Lessor agrees to repay to the Lessee the amount of royalty so paid, without interest, but the Lessor shall not be otherwise liable for any damage to Lessee on account of the mining and removing of said coal by the Lessee.

SECTION 13.    INTEREST.

In the event of failure of either party to pay any sums of money due under this Lease after notice of the same has been delivered pursuant to Section 11 and, in the case of Lessee failure, Section 7, and in addition to all other rights of the parties hereunder, the party to whom such sums are owed shall have the right, without further notice, to assess interest on all such past due sums at the rate of one percent (1%) per month of the unpaid delinquent balance from the date of delinquency until paid. Assessment of interest by either party shall in no way be deemed or construed to be a waiver of any obligation hereunder to promptly pay all sums due, when due and without demand, or to be a waiver or bar to the subsequent exercise or enforcement of any other provisions of this Lease or any other right of the parties hereunder.

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SECTION 14.    SUCCESSORS AND ASSIGNS.

All covenants, agreements, and conditions herein set forth to be performed by or on behalf of Lessor or Lessee shall bind their respective successors and permitted assigns, whether so expressed or not, and shall inure to the benefit not only of Lessor and Lessee, but also to the benefit of their respective successors and permitted assigns; but this Section 14 shall not be construed as in anywise modifying the provisions of Section 8 hereof.

SECTION 15.    REMOVAL OF PROPERTY.

Lessee, having performed all the terms and conditions of this Lease to be by it performed, or having decided not to extend the Lease for an additional term, or having mined all the merchantable and mineable coal herein demised, may, within six (6) months thereafter, remove any and all mobile mining equipment and personal property owned by Lessee. If the Lessee shall fail to remove any of the mobile mining equipment and personal property described above within said six (6) months, then at Lessor’s option the same shall thereupon be and become the absolute property of Lessor.

SECTION 16.    TRANSPORTATION OF COAL MINED FROM ADJACENT TRACTS.

During any Lease year in which Lessee operates a mine and/or a surface facility on the Leased Premises and pays Tonnage Royalty during that year in an amount equal to the sum of the four Quarterly Deficiency Payments due for that year, Lessee shall have the right to transport foreign coal into or through the Leased Premises in consideration of which Lessee agrees to pay to Lessor on or before the 20th day of January following the year in which such foreign coal is so transported a wheelage charge equal to one-half of one percent (0.5%) of the Gross Selling Price of the foreign coal so transported. For purposes of this section, the term “foreign coal” shall mean any coal other than coal mined from the Leased Premises that is controlled by anyone other than an affiliate of Lessee. Lessee shall have the right to transport coal, which is not foreign coal into, or through the Leased Premises free of such wheelage charge.

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SECTION 17.    CHOICE OF LAW.

This Lease shall be governed by and construed in accordance with the domestic laws of Illinois without giving effect to any choice or conflict of law provision or rule (whether of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Illinois.

SECTION 18.    DEFAULT BY LESSOR.

If Lessor fails to pay any portion of the Purchase Price at any Applicable Closing (as each are defined in the Purchase Agreement) under the Purchase Agreement when all conditions to such Applicable Closing have been satisfied and either (i) does not claim Financial Cessation or (ii) the 270-day grace period allowed under Section 2.3(j) of the Purchase Agreement expires without payment of the Purchase Price at any Applicable Closing (a “Default”), then Lessor and Lessee shall convey certain properties to one another as set forth in this Section 18, and only those properties for which Lessor retains the Coals Rights will remain Leased Premises owned or controlled by Lessor and subject to lease by Lessee.

If Lessor Defaults prior to Closing 2, then the Leased Premises shall be as set forth on Exhibit C-1, and Lessor and Lessee agree to convey Coal Rights to one another, as the case may be in order to achieve this result.

If Lessor Defaults prior to Closing 3, then the Leased Premises shall be as set forth on Exhibit C-2, and Lessor and Lessee agree to convey Coal Rights to one another, as the case may be in order to achieve this result.

If Lessor Defaults prior to Closing 4, then the Leased Premises shall be as set forth on Exhibit C-3, and Lessor and Lessee agree to convey Coal Rights to one another, as the case may be in order to achieve this result.

If Lessor Defaults prior to Closing 5, then the Leased Premises shall be as set forth on Exhibit C-4, and Lessor and Lessee agree to convey Coal Rights to one another, as the case may be in order to achieve this result.

If Lessor Defaults prior to Closing 6, then the Leased Premises shall be as set forth on Exhibit C-5, and Lessor and Lessee agree to convey Coal Rights to one another, as the case may be in order to achieve this result.

If Lessor Defaults prior to Closing 7, then the Leased Premises shall be as set forth on Exhibit C-6, and Lessor and Lessee agree to convey Coal Rights to one another, as the case may be in order to achieve this result.

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If Lessor Defaults prior to Closing 8, then the Leased Premises shall be as set forth on Exhibit C-7, and Lessor and Lessee agree to convey Coal Rights to one another, as the case may be in order to achieve this result.

Lessor and Lessee agree to reasonably cooperate with one another to effect these transfers in order to achieve the ownership by Lessor of only those Leased Premises set forth on Exhibit C-1 through Exhibit C-7, as applicable.

[Signature Page Follows]

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IN TESTIMONY WHEREOF, the parties hereto have caused this Lease to be executed in their respective names by their respective representatives thereunto duly authorized, all as of the day and year first above written.

Executed in duplicate.

WPP LLC

By: NRP (OPERATING) LLC
its Sole Member

By:	/s/ Nick Carter
Name: Nick Carter
Title: President and Chief Operating Officer

HILLSBORO ENERGY LLC

By:	/s/ Donald R. Holcomb
Name: Donald R. Holcomb
Title: Authorized Representative

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STATE OF TEXAS	)
	)	SS:
COUNTY OF HARRIS	)

I, Melissa D. Van Note, a Notary Public in and for the County and State aforesaid, do hereby certify that Nick Carter, the President and Chief Operating Officer of NRP (OPERATING) LLC which is the sole member of WPP LLC, a Delaware limited liability company, personally known to me to be the same person whose name is subscribed to the foregoing instrument as such President and Chief Operating Officer of NRP (OPERATING) LLC which is sole member of WPP LLC, appeared before me this day in person and acknowledged that he signed and delivered said instrument as his own free and voluntary act and as the free and voluntary act of said limited liability company for the uses and purposes therein set forth.

GIVEN under my hand and notarial seal this 10th day of September, 2009.

/s/ Melissa D. Van Note
[SEAL]	Notary Public

	My Commission Expires:	01/17/2010

STATE OF	)
	)	SS:
COUNTY OF	)

I, Stephanie Pina, a Notary Public in and for the County and State aforesaid, do hereby certify that Donald R. Holcomb, the Authorized Representative of Hillsboro Energy LLC, a Delaware limited liability company, personally known to me to be the same person whose name is subscribed to the foregoing instrument as such Authorized Representative, appeared before me this day in person and acknowledged that he signed and delivered said instrument as his own free and voluntary act and as the free and voluntary act of said limited liability company for the uses and purposes therein set forth.

GIVEN under my hand and notarial seal this 10th day of September, 2009.

/s/ Stephanie Pina
[SEAL]	Notary Public

	My Commission Expires:	5-1-2013

This instrument was prepared by:

Bailey & Glasser, LLP

209 Capitol Street

Charleston, WV 25301

Exhibit 10.34

AMENDMENT NO. 1 TO THE COAL MINING LEASE AND SUBLEASE

AGREEMENT

This AMENDMENT NO. 1 TO COAL MINING LEASE AND SUBLEASE AGREEMENT, dated as of January 11, 2010 (this “Amendment”), is by and between WPP LLC (“Lessor”), a Delaware limited liability company and Hillsboro Energy LLC (“Lessee”), a Delaware limited liability company. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Coal Mining Lease and Sublease Agreement.

RECITALS

WHEREAS, Lessor and Colt LLC, a West Virginia limited liability company (“Colt”), entered into a certain Purchase and Sale Agreement, dated as of September 10, 2009 (the “Purchase and Sale Agreement”), in which Colt agrees to sell and Lessor agrees to purchase certain assets, including minerals, in eight consecutive closings under the terms and conditions in the Purchase and Sale Agreement;

WHEREAS, upon entering the Purchase and Sale Agreement, Lessor and Lessee entered into a certain Coal Mining Lease and Sublease Agreement, dated as of September 10, 2009 (the “Coal Mining Lease and Sublease Agreement”), in which Lessor agrees to lease certain mineral property and assets to Lessee under the terms and conditions described therein; and

WHEREAS, Lessor and Lessee have closed the second transaction pursuant to Section 2.3(b) of the Purchase and Sale Agreement on or before the date hereof and now desire to amend the Coal Mining Lease and Sublease Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, Lessor and Lessee agree to amend the Coal Mining Lease and Sublease Agreement as follows:

1. Amendment. The Coal Mining Lease and Sublease Agreement is hereby amended as follows:

Exhibit A thereof is hereby deleted and replaced with the following:

“All of that part of the Herrin No. 6 Coal Seam in the following tracts all located West of the Third Principal Meridian in Montgomery County, Illinois and as reflected on the attached maps entitled “Exhibit A to Lease”:

•	In Township 8 North, Range 3 West

•	The South 1/2 of Section 18

•	The South 2020 feet of the Northwest 1/4 of Section 18

•	In Township 8 North Range 4 West

•	The East 1/2 of the Southeast 1/4 of Section 13

•	The Southeast 1/4 of the Northeast 1/4 of Section 13

•	The South 1/2 of the Northeast 1/4 of the Northeast 1/4 of Section 13

•	The East 1/2 of the East 1/2 of Section 24

•	In Township 8 North, Range 3 West

•	The South 1/2 of Section 17, except the Northeast 1/4 of the Southeast 1/4 of Section 17

•	The West 1/2 of Section 28

•	All of Section 29

•	All of Section 30”.

2. Effectiveness. This Amendment shall not become effective unless and until both Lessee and Lessor have duly execute it.

3. Continuing Effect. Except as set forth herein, all of the terms and provisions of the Coal Mining Lease and Sublease Agreement are and shall remain in full force and effect.

4. Counterparts. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by electronic facsimile transmission shall have the same effect as delivery of a manually executed counterpart of this Amendment.

5. Severability. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

6. Governing Law. This Amendment and the rights and obligations of the parties under this Amendment shall be governed by, and construed and interpreted in accordance with, the law of the State of Illinois.

7. No Waiver. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of the Coal Mining Lease and Sublease Agreement or (b) any right, power or remedy of Lessor or Lessee under the Coal Mining Lease and Sublease Agreement, including rights, powers and remedies arising out of or relating to any Default, other than as expressly set forth herein. The Coal Mining Lease and Sublease Agreement, as amended hereby, shall remain in full force and effect and are hereby ratified and confirmed.

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8. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Coal Mining Lease and Sublease Agreement to be executed by their respective officers thereunto duly authorized, as of the date first set forth above.

HILLSBORO ENERGY LLC

By:	Foresight Management LLC,
as its manager

	By:	/s/ Donald R. Holcomb
	Name:	Donald R. Holcomb
	Title:	Authorized Person

WPP LLC

By:	NRP (Operating) LLC,
as its sole member

	By:	/s/ Nick Carter
Name: Nick Carter
Title: President & COO

[Amendment No. 1 to Coal Mining Lease and Sublease Agreement]

Exhibit 10.35

AMENDMENT NO. 2 TO THE

COAL MINING LEASE AND SUBLEASE AGREEMENT

This AMENDMENT NO. 2 TO COAL MINING LEASE AND SUBLEASE AGREEMENT, dated as of October 4, 2010 (“Amendment”) by and between WPP LLC (“Lessor”), a Delaware limited liability company, and HILLSBORO ENERGY LLC (“Lessee”), a Delaware limited liability company. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Coal Mining Lease and Sublease Agreement.

RECITALS

WHEREAS, Lessor and Colt LLC, a West Virginia limited liability company (“Colt”), entered into a Purchase and Sale Agreement, dated as of September 10, 2009, as amended (“Purchase and Sale Agreement”), in which Colt agreed to sell and Lessor agreed to purchase certain assets, including minerals, in eight consecutive closings under the terms and conditions in the Purchase and Sale Agreement; and

WHEREAS, upon Lessor and Colt’s entering into the Purchase and Sale Agreement, Lessor and Lessee entered into a certain Coal Mining Lease and Sublease Agreement, dated as of September 10, 2009 (“Coal Mining Lease and Sublease Agreement”) as part of the initial closing of the transactions (“Initial Closing”) pursuant to Section 2.3(a) of the Purchase and Sale Agreement, in which Lessor agreed to lease certain mineral property and assets to Lessee under the terms and conditions described therein; and

WHEREAS, Lessor and Colt closed the second transaction (“Closing 2”) pursuant to Section 2.3(b) of the Purchase and Sale Agreement on January i1, 2010, and as part of Closing 2, Lessor and Lessee entered into Amendment No. I to the Coal Mining Lease and Sublease Agreement dated as of January i1, 2010 which deleted Exhibit A to the Coal Mining Lease and Sublease Agreement and replaced it with a new Exhibit A; and

WHEREAS, Lessor and Colt have closed the fourth and fifth transactions (“Closing 4” and “Closing 5”) pursuant to Sections 2.3(d) and 2.3(e) of the Purchase and Sale Agreement on or before the date hereof, and Lessor and Lessee now desire to amend the Coal Mining Lease and Sublease Agreement by and through this Amendment to delete Exhibit A to the Coal Mining Lease and Sublease Agreement and replace it with a new Exhibit A.

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NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, Lessor and Lessee agree to amend the Coal Mining Lease and Sublease Agreement, as amended, as follows:

1. Amendment. The Coal Mining Lease and Sublease Agreement, as amended, is hereby amended as follows:

Exhibit A thereof is hereby deleted and replaced with the following:

All of that part of the Herrin No. 6 Coal Seam in the following tracts all located West of the Third Principal Meridian in Montgomery County, Illinois and as reflected on the attached map entitled “Exhibit A to Lease. Revised and Updated October 4, 2010.”:

•	In Township 8 North, Range 3 West

•	The South 1/2 of Section 18

•	The South 2020 feet of the Northwest 1/4 of Section 18

•	In Township 8 North, Range 4 West

•	The East 1/2 of the Southeast 1/4of Section 13

•	The Southeast 1/4 of the Northeast 1/4 of Section 13

•	The South 1/2 of the Northeast 1/4 of the Northeast 1/4of Section 13

•	The East 1/2 of the East 1/2of Section 24

•	In Township 8 North, Range 3 West

•	The South 1/2 of Section 17, Except the Northeast 1/4 of the Southeast 1/4 of Section 17

•	The West 1/2 of Section 28

•	All of Section 29

•	All of Section 30

•	In Township 7 North, Range 3 West

•	The West 1/2 of Section 5

•	The East 1/2 of Section 6

•	In Township 8 North, Range 3 West

•	The Southeast 1/4 of Section 16

•	The West 1/2 of Section 20

•	In Township 7 North, Range 3 West

•	The East 1/2 of Section 7

•	In Township 8 North, Range 3 West

•

A parcel described as beginning at the center of Section 15; thence East 375 feet to a point; thence South 00 degrees 09 minutes 59 seconds East, 2635 feet to the South line of said Section 15; thence West to the Southwest corner of said Section 15; thence North to the Northwest corner of the Southwest  1/4 of said Section 15; thence East to the Point of Beginning.

•	The East 1/2 of Section 20

•	The West 1/2 of Section 21

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All of that part of the Herrin No. 6 Coal Seam in the following tracts all located West of the Third Principal Meridian in Bond County, Illinois and as reflected on the attached map entitled “Exhibit A to Lease. Revised and Updated October 4, 2010”:

•	In Township 7 North, Range 3 West

•	The Northeast 1/4 of Section 28, Except 10 Acres in the Southeast corner thereof.

•	The Northwest 1/4 of Section 29, Except the Southwest 1/4 of the Northwest 1/4 of Section 29.

•	The North 4470 feet of Section 30, Except the Northwest 1/4 of the Northwest 1/4 of Section 30 and Except the East 1/2 of the Southeast 1/4 of Section 30

which are part of the leased premises in and under the Mineral Lease by and between The Bond County Board of Commissioners of Bond County, Illinois and Colt Coal Company, Inc. dated August 25, 2005 and now leased by Colt LLC by merger and assignment.

2. Effectiveness. This Amendment shall not become effective unless and until both Lessee and Lessor have duly execute it.

3. Continuing Effect. Except as set forth herein, all of the terms and provisions of the Coal Mining Lease and Sublease Agreement, as amended, are and shall remain in full force and effect.

4. Counterparts. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by electronic facsimile transmission shall have the same effect as delivery of a manually executed counterpart of this Amendment.

5. Severability. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

6. Governing Law. This Amendment and the rights and obligations of the parties under this Amendment shall be governed by, and construed and interpreted in accordance with, the law of the State of Illinois.

7. No Waiver. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of the Coal Mining Lease and Sublease Agreement, as amended, or (b) any right, power or remedy of Lessor or Lessee

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under the Coal Mining Lease and Sublease Agreement, as amended, including rights, powers and remedies arising out of or relating to any Default, other than as expressly set forth herein. The Coal Mining Lease and Sublease Agreement, as amended, shall remain in full force and effect and are hereby ratified and confirmed.

8. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to the Coal Mining Lease and Sublease Agreement, as amended, to be executed by their respective officers thereunto duly authorized, as of the date first set forth above.

HILLSBORO ENERGY LLC

By: Foresight Management LLC, as its manager

By:	/s/ Donald R. Holcomb

Name: Donald R. Holcomb

Title: Authorized Person

WPP LLC

By: NRP (Operating) LLC, as its sole member

By:	/s/ Kevin F. Wall

Name: Kevin F. Wall

Title: Executive Vice President - Operations

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Exhibit 10.36

AMENDMENT NO. 3 TO THE

COAL MINING LEASE AND SUBLEASE AGREEMENT

Dated as of September 10, 2009

This AMENDMENT NO. 3 TO COAL MINING LEASE AND SUBLEASE AGREEMENT, dated as of January 13, 2011 (“Amendment”) by and between WPP LLC (“Lessor”), a Delaware limited liability company, and HILLSBORO ENERGY LLC (“Lessee”), a Delaware limited liability company. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Coal Mining Lease and Sublease Agreement.

RECITALS

WHEREAS, Lessor and Colt LLC, a West Virginia limited liability company (“Colt”), entered into a certain Purchase and Sale Agreement, dated as of September 10, 2009, as amended (the “Purchase and Sale Agreement”), in which Colt agrees to sell and Lessor agrees to purchase certain assets, including minerals, in eight consecutive closings under the terms and conditions in the Purchase and Sale Agreement;

WHEREAS, upon entering the Purchase and Sale Agreement, Lessor and Lessee entered into a certain Coal Mining Lease and Sublease Agreement, dated as of September 10, 2009 (the “Coal Mining Lease and Sublease Agreement”), in which Lessor agrees to lease certain mineral property and assets to Lessee under the terms and conditions described therein; and

WHEREAS, Lessor and Lessee have closed the third transaction (“Closing 3”) pursuant to Sections 2.3 (c) of the Purchase and Sale Agreement on or before the date hereof and now desire to amend the Coal Mining Lease and Sublease Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, Lessor and Lessee agree to amend the Coal Mining Lease and Sublease Agreement as follows:

1. Amendment. The Coal Mining Lease and Sublease Agreement is hereby amended as follows:

Exhibit A thereof is hereby deleted and replaced with the following:

All of that part of the Herrin No. 6 Coal Seam in the following tracts all located West of the Third Principal Meridian in Montgomery County, Illinois and as reflected on the attached map entitled “Exhibit A to Lease. Revised and Updated January 13, 2011”:

•	In Township 8 North, Range 3 West

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•	The South 1/2 of Section 18

•	The South 2020 feet of the Northwest 1/4 of Section 18

•	In Township 8 North, Range 4 West

•	The East 1/2 of the Southeast 1/4 of Section 13

•	The Southeast 1/4 of the Northeast 1/4 of Section 13

•	The South 1/2 of the Northeast 1/4 of the Northeast 1/4 of Section 13

•	The East 1/2 of the East 1/2 of Section 24

•	In Township 8 North, Range 3 West

•	The South 1/2 of Section 17, Except the Northeast 1/4 of the Southeast 1/4 of Section 17

•	The West 1/2 of Section 28

•	All of Section 29

•	All of Section 30

•	In Township 7 North, Range 3 West

•	The West 1/2 of Section 5

•	The East 1/2 of Section 6

•	In Township 8 North, Range 3 West

•	The Southeast 1/4 of Section 16

•	The West 1/2 of Section 20

•	In Township 7 North, Range 3 West

•	The East 1/2 of Section 7

•	In Township 8 North, Range 3 West

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A parcel described as beginning at the center of Section 15; thence East 375 feet to a point; thence South 00 degrees 09 minutes 59 seconds East, 2635 feet to the South line of said Section 15; thence West to the Southwest corner of said Section 15; thence North to the Northwest corner of the Southwest  1/4 of said Section 15; thence East to the Point of Beginning.

•	The East 1/2 of Section 20

•	The West 1/2 of Section 21

•	In Township 7 North, Range 3 West

•	The West 1/2 of Section 6

•	The West 1/2 of Section 7

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•	In Township 7 North, Range 4 West

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A parcel described as beginning at the Southeast corner of Section 1; thence West, along the South line of said Section 1, a distance of 2434 feet to a point; thence North 15 degrees 04 minutes 49 seconds East, 4115 feet to the Southwest corner of the Northeast  1/4 of the Northeast  1/4 of said Section 1; thence North to the Northwest corner of the Northeast  1/4 of the Northeast  1/4 of said Section 1; thence East, along the North line of Section 1 to the Northeast corner of said Section 1; thence South, along the East line of said Section 1 to the said Point of Beginning.

•	In Township 8 North, Range 3 West

•	The Southwest 1/4 of Section 16

•	All of Section 19

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A parcel described as beginning at the Southwest corner of Section 27; then North, along the West line of Section 27 to the Northwest corner of said Section 27; thence East, 2893 feet, along the North line of Section 27 to a point; thence South 00 degrees 09 minutes 59 seconds West, 5292 feet to a point on the South line of said Section 27; thence West to the Point of Beginning.

•	The East 1/2 of Section 28

•	All of Section 31

•	All of Section 32

•	All of Section 33

•

A parcel described as beginning at the Northwest corner of Section 34; thence East, 2853 feet to a point on the North line of said Section 34; thence South 00 degrees 09 minutes 59 seconds West, 5315 feet to the South line of Said Section 34; thence West, along said South line to the Southwest corner of said Section 34; thence North, along the West line of said Section 34 to the Point of Beginning, Except a parcel described as beginning at a point on the Northerly line of said Section 34, Township 8 North, Range 3 West, Montgomery County, Illinois, which point is 59 feet West of the Northeast corner of the Northwest  1/4 of the Northwest  1/4 of said Section 34; thence South 320.5 feet; thence West 179 feet; thence North 295.75 feet; thence East to the Point of Beginning.

•	In Township 8 North, Range 4 West

•	The East 1/2 of the East 1/2 of Section 25

•	The East 1/2 of the East 1/2 of Section 36

All of that part of the Herrin No. 6 Coal Seam in the following tracts all located West of the Third Principal Meridian in Bond County, Illinois and as reflected on the attached map entitled “Exhibit A to Lease Revised and Updated October 4, 2010”:

•	In Township 7 North, Range 3 West

•	The Northeast 1/4 of Section 28, Except 10 Acres in the Southeast corner thereof

•	The Northwest 1/4 of Section 29, Except the Southwest 1/4 of the Northwest 1/4 of Section 29

•	The North 4470 feet of Section 30, Except the Northwest 1/4 of the Northwest 1/4 of Section 30 and Except the East 1/2 of the Southeast 1/4 of Section 30

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which are part of the leased premises in and under the Mineral Lease by and between The Bond County Board of Commissioners of Bond County, Illinois and Colt Coal Company, Inc. dated August 25, 2005 and now leased by Colt LLC by merger and assignment.

2. Effectiveness. This Amendment shall not become effective unless and until both Lessee and Lessor have duly execute it.

3. Continuing Effect. Except as set forth herein, all of the terms and provisions of the Coal Mining Lease and Sublease Agreement are and shall remain in full force and effect.

4. Counterparts. This Amendment may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument. Delivery of an executed signature page of this Amendment by electronic facsimile transmission shall have the same effect as delivery of a manually executed counterpart of this Amendment.

5. Severability. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate nor render unenforceable such provision in any other jurisdiction.

6. Governing Law. This Amendment and the rights and obligations of the parties under this Amendment shall be governed by, and construed and interpreted in accordance with, the law of the State of Illinois.

7. No Waiver. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of the Coal Mining Lease and Sublease Agreement or (b) any right, power or remedy of Lessor or Lessee under the Coal Mining Lease and Sublease Agreement, including rights, powers and remedies arising out of or relating to any Default, other than as expressly set forth herein. The Coal Mining Lease and Sublease Agreement, as amended hereby, shall remain in full force and effect and are hereby ratified and confirmed.

8. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 3 to the Coal Mining Lease and Sublease Agreement to be executed by their respective officers thereunto duly authorized, as of the date first set forth above.

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WPP LLC

By: NRP (Operating) LLC, as its sole member

By:	/s/ Kevin F. Wall

Name: Kevin F. Wall

Title: Executive Vice President – Operations

HILLSBORO ENERGY LLC

By: Foresight Management LLC, as its manager

By:	/s/ Donald R. Holcomb

Name: Donald R. Holcomb

Title: Authorized Person

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Exhibit 10.37

AMENDMENT NO. 4 TO THE

COAL MINING LEASE AND SUBLEASE AGREEMENT

Dated as of September 10, 2009

This AMENDMENT NO. 4 TO COAL MINING LEASE AND SUBLEASE AGREEMENT, is dated as of January 31, 2012 (“Amendment”), and is by and between WPP LLC (“Lessor”), a Delaware limited liability company, and HILLSBORO ENERGY LLC (“Lessee”), a Delaware limited liability company. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Coal Mining Lease and Sublease Agreement.

RECITALS

WHEREAS, Lessor and Colt LLC, a West Virginia limited liability company (“Colt”), entered into a certain Purchase and Sale Agreement, dated as of September 10, 2009, as amended (the “Purchase and Sale Agreement”), where Colt agrees to sell and Lessor agrees to purchase certain assets, including minerals, in eight consecutive closings under the terms and conditions in the Purchase and Sale Agreement;

WHEREAS, upon entering the Purchase and Sale Agreement, Lessor and Lessee entered into a certain Coal Mining Lease and Sublease Agreement, dated as of September 10, 2009 (the “Coal Mining Lease and Sublease Agreement”), wherein Lessor agrees to lease certain mineral property and assets to Lessee under the terms and conditions described therein; and

WHEREAS, Lessor and Lessee have closed or are closing the sixth transaction (“Closing 6”) pursuant to Section 2.3(f) of the Purchase and Sale Agreement on or before the date hereof and now desire to amend the Coal Mining Lease and Sublease Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, Lessor and Lessee agree to amend the Coal Mining Lease and Sublease Agreement as follows:

1. Amendment. The Coal Mining Lease and Sublease Agreement is hereby amended as follows:

Exhibit A thereof is hereby deleted and replaced with the following, which shall be a new Exhibit A:

All of that part of the Herrin No. 6 Coal Seam in the following tracts all located West of the Third Principal Meridian in Montgomery County, Illinois and as reflected on the attached map entitled “Exhibit A to Lease. Revised and Updated February 2, 2012”:

•	In Township 8 North, Range 3 West

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•	The South 1/2 of Section 18

•	The South 2020 feet of the Northwest 1/4 of Section 18

•	In Township 8 North, Range 4 West

•	The East 1/2 of the Southeast 1/4 of Section 13

•	The Southeast 1/4 of the Northeast 1/4 of Section 13

•	The South 1/2 of the Northeast 1/4 of the Northeast 1/4 of Section 13

•	The East 1/2 of the East 1/2 of Section 24

•	In Township 8 North, Range 3 West

•	The South 1/2 of Section 17, Except the Northeast 1/4 of the Southeast 1/4 of Section 17

•	The West 1/2 of Section 28

•	All of Section 29

•	All of Section 30

•	In Township 7 North, Range 3 West

•	The West 1/2 of Section 5

•	The East 1/2 of Section 6

•	In Township 8 North, Range 3 West

•	The Southeast 1/4 of Section 16

•	The West 1/2 of Section 20

•	In Township 7 North, Range 3 West

•	The East 1/2 of Section 7

•	In Township 8 North, Range 3 West

•

A parcel described as beginning at the center of Section 15; thence East 375 feet to a point; thence South 00 degrees 09 minutes 59 seconds East, 2635 feet to the South line of said Section 15; thence West to the Southwest corner of said Section 15; thence North to the Northwest corner of the Southwest  1/4 of said Section 15; thence East to the Point of Beginning.

•	The East 1/2 of Section 20

•	The West 1/2 of Section 21

•	In Township 7 North, Range 3 West

•	The West 1/2 of Section 6

•	The West 1/2 of Section 7

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•	In Township 7 North, Range 4 West

•

A parcel described as beginning at the Southeast corner of Section 1; thence West, along the South line of said Section 1, a distance of 2434 feet to a point; thence North 15 degrees 04 minutes 49 seconds East, 4115 feet to the Southwest corner of the Northeast  1/4 of the Northeast  1/4 of said Section 1; thence North to the Northwest corner of the Northeast  1/4 of the Northeast  1/4 of said Section 1; thence East, along the North line of Section 1 to the Northeast corner of said Section 1; thence South, along the East line of said Section 1 to the said Point of Beginning.

•	In Township 8 North, Range 3 West

•	The Southwest 1/4 of Section 16

•	All of Section 19

•

A parcel described as beginning at the Southwest corner of Section 27; then North, along the West line of Section 27 to the Northwest corner of said Section 27; thence East, 2893 feet, along the North line of Section 27 to a point; thence South 00 degrees 09 minutes 59 seconds West, 5292 feet to a point on the South line of said Section 27; thence West to the Point of Beginning.

•	The East 1/2 of Section 28

•	All of Section 31

•	All of Section 32

•	All of Section 33

•

A parcel described as beginning at the Northwest corner of Section 34; thence East, 2853 feet to a point on the North line of said Section 34; thence South 00 degrees 09 minutes 59 seconds West, 5315 feet to the South line of Said Section 34; thence West, along said South line to the Southwest corner of said Section 34; thence North, along the West line of said Section 34 to the Point of Beginning, Except a parcel described as beginning at a point on the Northerly line of said Section 34, Township 8 North, Range 3 West, Montgomery County, Illinois, which point is 59 feet West of the Northeast corner of the Northwest  1/4 of the Northwest  1/4 of said Section 34; thence South 320.5 feet; thence West 179 feet; thence North 295.75 feet; thence East to the Point of Beginning.

•	In Township 8 North, Range 4 West

•	The East 1/2 of the East 1/2 of Section 25

•	The East 1/2 of the East 1/2 of Section 36

•	In Township 7 North, Range 3 West

•	The West 1/2 of Section 3

•	All of Section 4

•	The East 1/2 of Section 5

•	The North 3/4 of the Northwest 1/4 of the Southwest 1/4 of Section 22

•	The North 1/2 of the Northeast 1/4 of the Southwest 1/4 of Section 22

•	The Northeast 1/4 of the Northwest 1/4 of Section 22

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•	The North 1/2 of the Southeast 1/4 of the Northwest 1/4 of Section 22

•	The Southwest 1/4 of the Northwest 1/4 of Section 22

•	The South 1/2 of the Northwest 1/4 of the Northwest 1/4 of Section 22

•	The Northeast 1/4 of the Northwest 1/4 of the Northwest 1/4 of Section 22

•	The East 24 acres of the Southeast 1/4 of the Southwest 1/4 of Section 22

•	The South 1/2 of the Southeast 1/4 of the Northwest 1/4 of Section 22

•	In Township 8 North, Range 3 West

•	The East 1/2 of Section 21

•

A parcel described as beginning at the Northwest corner of Section 22; thence East along the North line of Section 22, a distance of 2995 to a point; thence South 00 degrees 09 minutes 59 seconds East, 5343 to a point on the South line of said Section 22; thence West, along said South line to the Southwest corner of said Section 22; thence North to the Point of Beginning.

All of that part of the Herrin No. 6 Coal Seam in the following tracts all located West of the Third Principal Meridian in Bond County, Illinois and as reflected on the attached map entitled “Exhibit A to Lease. Revised and Updated January 31, 2012”:

•	In Township 7 North, Range 3 West

•	The Northeast 1/4 of Section 28, Except 10 Acres in the Southeast corner thereof

•	The Northwest 1/4 of Section 29, Except the Southwest 1/4 of the Northwest 1/4 of Section 29

•	The North 4470 feet of Section 30, Except the Northwest 1/4 of the Northwest 1/4 of Section 30 and Except the East 1/2 of the Southeast 1/4 of Section 30

•	In Township 7 North, Range 4 West

•	The North 4470 feet of Section 25, Except the West 1/2 of the Southwest 1/4 of Section 25

which are part of the leased premises in and under the Mineral Lease by and between The Bond County Board of Commissioners of Bond County, Illinois and Colt Coal Company, Inc. dated August 25, 2005 and now leased by Colt LLC by merger and assignment.

2. Effectiveness. This Amendment shall not become effective unless and until both Lessee and Lessor have duly executed it.

3. Continuing Effect. Except as set forth herein, all of the terms and provisions of the Coal Mining Lease and Sublease Agreement are and shall remain in full force and effect.

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4. Counterparts. This Amendment may be executed in any number of counterparts by the parties hereto, each of which such counterparts when so executed shall be an original, but all the counterparts together shall constitute one and the same instrument. Delivery of an executed signature page of this Amendment by electronic facsimile transmission shall have the same effect as delivery of a manually executed counterpart of this Amendment.

5. Severability. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

6. Governing Law. This Amendment and the rights and obligations of the parties under this Amendment shall be governed by, and construed and interpreted in accordance with, the law of the State of Illinois.

7. No Waiver. The execution and delivery of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of (a) any provision of the Coal Mining Lease and Sublease Agreement or (b) any right, power or remedy of Lessor or Lessee under the Coal Mining Lease and Sublease Agreement, including rights, powers and remedies arising out of or relating to any Default, other than as expressly set forth herein. The Coal Mining Lease and Sublease Agreement, as amended hereby, shall remain in full force and effect and are hereby ratified and confirmed.

8. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 4 to the Coal Mining Lease and Sublease Agreement to be executed by their respective officers or persons thereunto duly authorized, as of the date first set forth above.

WPP LLC

By: NRP (Operating) LLC, its sole member

By:	/s/ Kevin F. Wall

Name: Kevin F. Wall

Title: Executive Vice President – Operations

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HILLSBORO ENERGY LLC

By:	/s/ Michael J. Beyer

Name: Michael J. Beyer

Title: President

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Exhibit 10.38

(5000-FOOT EXTENSION)

THIS COAL MINING LEASE AGREEMENT dated as of March 13, 2006 by and between INDEPENDENCE LAND COMPANY, LLC, as Lessor and WILLIAMSON ENERGY, LLC as Lessee.

WITNESSETH

WHEREAS, Lessor owns the coal reserves which lie within the Leased Premises as hereafter defined, and

WHEREAS, Lessee desires to lease those coal reserves from Lessor.

NOW, THEREFORE, in consideration of the premises which are not mere recitals but are an integral part hereof and other good and valuable consideration including the rents, royalties, covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

SECTION 1.     LEASE FOR COAL MINING PURPOSES.

In consideration of the terms, conditions, and stipulations set forth to be performed and observed by Lessee, Lessor, acting on its own behalf and with the intention of exercising any right, option or power held by it on behalf of any other person or entity, does hereby demise, lease and let to Lessee, for the purpose of mining, processing and transporting, all of the coal underlying the area designated and described in and by the methods stated on Exhibit A, attached hereto and made a part hereof, and hereinafter referred to as the Leased Premises.

SECTION 2.     RESERVATIONS AND EXCEPTIONS.

All rights, title and interest vested in Lessor in or relating to the right to mine the coal contained within the Leased Premises are specifically granted to Lessee. Lessee acknowledges that Lessor has no interest, right or title to the surface, oil and gas or other estates and that it is the intent of the parties hereto to grant to Lessee, by this Lease, all rights therein granted and Lessee acknowledges that it takes this lease subject to all encumbrances, rights of way and easements of any kind affecting the Leased Premises and the surface overlying the coal seam herein leased.

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SECTION	3. TERM.

The term of this Lease shall be for a period of Fifteen (15) years from the date set forth in the preamble paragraph hereto (hereinafter, the “anniversary date”), unless sooner terminated as hereinafter provided. Provided, however, if the Lessee is not in default of the terms hereof at the end of the primary term as set out above or any extended term, it may elect to renew this Lease for additional Five (5) year terms on the same terms and conditions set forth herein until all the merchantable and mineable coal underlying the Leased Premises shall have been mined and removed.

In the event all the merchantable and mineable coal underlying the Leased Premises shall have been mined and removed from the Leased Premises pursuant to the provisions of this Lease, then this Lease shall cease and terminate upon the date when all such coal shall have been mined and removed.

In the event the Leased Premises shall be taken, damaged, or injured by the exercise of the right of condemnation or eminent domain, or any other legal proceedings or acts by federal, state, county, municipal, or other governmental, public, or quasi public authority, or by any corporation, person, or persons having lawful power and authority to exercise the right of condemnation, eminent domain or legal proceeding, in any way which impacts the ability to mine the coal within the Leased Premises, then this Lease shall automatically terminate with respect to any property taken on the date of such taking.

SECTION 4.     ROYALTIES.

Lessee shall pay to Lessor, at the address designated for notices to Lessor under Section 11 or at such other places as Lessor may from time to time designate in writing, during the term of this Lease, as rental hereunder, a tonnage royalty for the coal mined from the Leased Premises during each calendar month of the term hereof, to be received by Lessor within twenty (20) days from the end of the month to which payment applies, in the amount of the greater of Nine Percent (9%) of the Gross Selling Price of the coal and Two Dollars and Eighty Five Cents ($2.85) per ton. The foregoing payments shall hereafter be referred to as “Tonnage Royalty”.

In addition to the foregoing Tonnage Royalty, Lessee shall pay a minimum deficiency for the period covering 2006 of $416,750 due and payable on June 20, 2007, covering the period beginning with the date hereof until May 31, 2007. Thereafter, for the two calendar quarters in 2007, the quarterly minimum deficiency will be $312,500 due and payable on the 20th of October in 2007 and January 2008 for the prior quarter’s production. Thereafter, beginning with the quarterly minimum deficiency due April 20, 2008 the quarterly minimum deficiency will be $416,750 payable on the 20th of January, April, July and October in each year this Lease is in effect, for the prior quarter production. Each payment of the quarterly minimum deficiency shall hereafter be referred to as a “Quarterly Deficiency Payment”. If during any quarter Lessee shall pay

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Tonnage Royalty that is less than the Quarterly Deficiency Payment, Lessee will pay to Lessor, at the prescribed time, the difference between the Tonnage Royalty paid and the Quarterly Deficiency Payment due. If during any quarter Lessee shall pay Tonnage Royalty that is equal to or in excess of the Quarterly Deficiency Payment, then no Quarterly Deficiency Payment shall be due for that quarter. If during any quarter the Tonnage Royalty exceeds the Quarterly Deficiency Payment due for the quarter, then Lessee has the right to recoup any unrecouped Quarterly Deficiency Payment made during the preceding nineteen quarters from the excess Tonnage Royalty on a first paid first recouped basis. No Tonnage Royalty paid for coal mined in any quarter shall be credited to the payment of any Quarterly Deficiency Payment due for any succeeding quarter or quarters. These Quarterly Deficiency Payments shall forever cease in the quarter when the amount of merchantable and mineable coal remaining in the Leased Premises would yield a total Tonnage Royalty equal to the unrecouped Quarterly Deficiency Payments.

Notwithstanding any of the foregoing, should Lessee be unable to mine coal from the Leased Premises during a period of thirty (30) consecutive calendar days during the term hereof as a result of a Force Majeure, the subsequent Quarterly Deficiency Payments, as the case may be shall be adjusted and prorated to waive the applicable Quarterly Deficiency Payments for such days in which Lessee was unable to mine coal. The term “Force Majeure” as used herein, shall mean a nationwide strike in the coal industry or a strike at the mine on the Leased Premises, acts of God, acts of a public enemy, wars, insurrections, earthquakes, floods, loss of utilities and other causes beyond the reasonable control of Lessee. If the Parties are unable to mutually agree to the occurrence or resolution of a Force Majeure event the parties shall submit the matter to arbitration pursuant to this Lease.

The term “ton” referred to herein shall mean two thousand (2,000) pounds.

The term “coal” referred to herein shall include any low-coal content merchantable product that is sold and shipped under various trade names including, but not limited to, bone, coal, fuel and middlings (collectively “Middlings”). In the event any Middlings are sold and shipped, then the Parties agree to negotiate a fair reduction to the fixed dollar portion of the Tonnage Royalty.

Subject to the qualification hereinafter stated in this paragraph, “Gross Selling Price” of coal shall, for all purposes under this Lease, be the amount received, either directly or indirectly by Lessee or any of its affiliates or any direct or indirect financially controlled company in the first bona fide arm’s length transaction, after preparation and/or tippling, regardless of who owns or operates such preparation or tippling facilities, f.o.b. railroad cars or other transport at the mine site, without any deduction for selling expense or sales commission. If Lessee, any affiliated company of the Lessee, or the preparer or tippler of the coal shall consume any of the coal, the price of the coal as consumed shall be considered equal to the (1) same month’s weighted average sales price of coal sold to unaffiliated customers, or (2) if there are no unaffiliated customers, the average sales price of comparable coal from the Illinois Basin coalfield in the open market.

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Lessee shall furnish to Lessor on or before the 20th day of each calendar month a statement showing the quantity of coal shipped from the Leased Premises and weights of coal, if any, consumed on the Leased Premises or at the preparation plant or tipple during the preceding calendar month. The Parties will mutually agree to methods for the ascertainment of and payment of Tonnage Royalties on the coal mined, shipped, sold, or consumed under this Lease. Lessee shall keep accurate and correct books of account showing all coal mined, and all coal consumed, transported, or shipped from the Leased Premises or elsewhere, together with the correct weights and Gross Selling Price thereof, to which books and records Lessor shall at all reasonable times have access for verification of statements to be furnished by Lessee. Lessor, for like purposes is hereby authorized to demand and require of any railroad company, trucking company or other agents transporting the products of the Leased Premises, inspection of its books and records, showing the weight and quantity of such products and pertinent information in relation thereto. Said carriers and other agents are hereby authorized and requested by Lessee to show Lessor, or its agents, all such books and records and to furnish all such information when requested.

In the event it shall be necessary in mining coal from the Leased Premises to load the same over a tipple or tipples over which other coal is loaded, thereby mixing the coal from the Leased Premises with other coal, Lessee shall keep a strict account of the tonnage of coal from the Leased Premises as well as a strict account of the tonnage of other coal being loaded over the same tipple or tipples. The method of determining these respective tonnages shall be approved in writing by the Engineer of Lessor before other coal may be mixed with coal from the Leased Premises, such approval not to be unreasonably withheld, conditioned or delayed.

In the event coal from the Leased Premises is so commingled, then the Gross Selling Price, as set forth in Section 4 hereof shall be the average sales price for all coal with which coal from the Leased Premises is commingled, to the end that unless the coal from the Leased Premises is mined, transported, processed, stored and sold separately from all other coals, then the Gross Selling Price shall be the Average Gross Selling Price for all coal sold from the Lessee’s facility with which coal from the Leased Premises is commingled.

It is the intent of this Lease that monthly royalty payments will be paid on a sales basis. In the event of co-mingling, all coal produced from Lessor’s property shall be reconciled to total sales along with any foreign coal that is commingled with Lessor’s coal. This reconciliation shall be done monthly. The only allowable adjustment to total sales is a reduction for third party coal segregated and not commingled at any time with Lessor’s coal. Lessor’s portion of total sales will be prorated based on Lessor’s percentage of total sales since the last reconciliation and adjustments made, plus or minus, at that time. There will be no other adjustments to sales tons or methods used to reconcile Lessor’s royalty payments unless expressly agreed to in writing by Lessor.

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SECTION 5.     TAXES, INSURANCE AND INDEMNITY.

Lessor will, in the first instance, pay all the taxes, levies and assessments on or in respect of Lessor’s ownership of the Leased Premises and during the continuance of this Lease, Lessee shall pay to Lessor the full amount of such taxes, levies, and assessments, beginning with those covering the calendar year in which this Lease is effective, promptly upon receipt of Lessor’s statement therefore, such amounts to constitute and be treated as additional rental hereunder. Lessee shall promptly pay at the several times they become due and payable all taxes levied or assessed upon coal mined from or products manufactured from coal upon the Leased Premises. Lessee shall also pay any and all taxes due to the state and/or its subdivision for severing, removing, processing, or preparing of said coal, except for taxes on gross or net income of Lessor on receipt of royalties, and Lessee shall also pay all royalties for removal of coal required by any existing or future labor agreements of Lessee, its agents, operators or affiliates.

Lessee may at any time during the continuance of this Lease, at its own cost and expense, and after reasonable notice to Lessor of its intention so to do, contest any of the taxes, levies, or assessments to be borne by Lessee as above provided. In the event of any such contest, Lessee is authorized to proceed in the name of Lessor with respect to the reversionary interest of Lessor in the Leased Premises, but Lessee shall indemnify Lessor against any costs, penalties, expenses, or interest charges arising out of such contest.

Lessee shall submit to Lessor, for its review, a copy of annual reports or returns prepared pursuant to laws or regulations in the State of Illinois with respect to Lessor’s ownership. It is understood and agreed that the taxes levied or assessed from such reports are based, in part, upon the permitting and/or production of Lessee and for that reason, Lessee’s payments to Lessor as provided for in this section shall continue and survive any termination or cancellation of this Lease for one year.

Lessee agrees that it shall comply with all of the terms and provisions of the Black Lung Laws (defined below) and will secure the payment of Black Lung Benefits (defined below) as hereinafter provided. “Black Lung Laws” mean the Black Lung Benefits Act, Title IV of the Federal Mine Safety and Health Act of 1977, 30 U.S.C. 901 et seq., and the Internal Revenue Code, 26 U.S.C. I et seq., Black Lung Benefits Reform Act of 1977 (P.L. 95-239), Black Lung Benefits Revenue Act of 1977 (P.L. 75-227), Black Lung Benefits Revenue Act of 1981 (P.L. 97-119), as now or hereafter amended, and all rules and regulations adopted pursuant thereto. “Black Lung Benefits” means any and all benefits payable pursuant to the Black Lung Laws. Lessee acknowledges that, as between itself and Lessor, it is, and shall be deemed to be, the operator of any coal mine or coal preparation facility or facility used for the extraction, preparation or transportation of coal produced from the Leased Premises and of all related activities, including, but not limited to, coal mine construction or maintenance, engaged in by Lessee pursuant to the terms of this Lease with respect to any claim for Black Lung Benefits filed by or on account of any of its employees or former employees.

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Lessee shall secure and shall require any other person or entity who operates, controls, or supervises a coal mine or coal preparation facility on the Leased Premises or performs services of construction, maintenance, transportation, or other activities related to coal mining or preparation under the terms of this Lease, or who otherwise may be liable for the payment of Black Lung Benefits, to secure the payment of such Black Lung Benefits to or on account of employees or former employees in accordance with the Black Lung Laws and shall provide Lessor, upon request, with appropriate certification that each of them has provided security in compliance with all Black Lung Laws for the payment of such Black Lung Benefits. Without limiting the generality of Lessee’s obligations to comply with all other provisions of this Lease, Lessee agrees that it will secure and guarantee the payment of all Black Lung Benefits required to be paid under the Black Lung Laws by reason of mining, construction, transportation, and related activities under this Lease, and Lessee does hereby agree that it will indemnify and hold Lessor harmless from any liability or expenses, including reasonable attorney fees and expenses, which Lessor may suffer directly or indirectly, as a result of or with respect to any claim for Black Lung Benefits filed by or on account of any of Lessee’s employees or former employees, or employees or former employees of others who may be required to secure the payment of Black Lung Benefits as provided above. Notwithstanding anything in this Lease to the contrary, this Lease does not empower Lessor to make any decisions and Lessor hereby expressly waives and disclaims any right to make any decisions with respect to the terms and conditions under which the leased coal is extracted or prepared, such as, but not limited to, the manner of extraction or preparation or the amount of leased coal to be produced at any particular time, all within the meaning of the Black Lung Laws. The parties hereto do acknowledge, however, that Lessor has reserved certain rights and has imposed certain requirements under the terms of this Lease solely for the purpose of preventing waste and protecting the reserved rights of Lessor.

Lessee further covenants and agrees that all employees of Lessee, or any of its affiliates, and/or any and all other persons performing work on the Leased Premises pursuant to the rights granted in this Lease will be fully covered by or insured at all times by Workers’ Compensation, and to that end Lessee shall comply with all applicable Workers’ Compensation laws, rules and regulations and shall make all necessary contributions and/or premium or other payments. Lessee covenants and agrees to indemnify and save harmless Lessor, its members and its and their members, partners (general and limited), shareholders, officers, directors, agents, employees, successors, affiliates and assigns from and against (a) any and all claims, demands, actions or causes of action by or on behalf of any person, firm, corporation or governmental body for damages, injuries, deaths, penalties, fines, assessments or otherwise caused by, arising out of, resulting from or as a consequence of, in whole or in part, (i) any acts or omissions of Lessee, its officers, directors, employees, sublessees, contractors, subcontractors, licensees, invitees, engineers, agents, successors, assigns or parent or affiliated corporations or any other persons or entities acting by direct or indirect authority of Lessee or pursuant to any rights granted in this Lease or (ii) the use and enjoyment of the Leased Premises pursuant to this Lease or (iii) the approval by Lessor of any plans of the Lessee and (b) any and all costs, counsel

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fees, expenses and liabilities incurred in or about any such claim or action brought thereon, all of which costs, counsel fees, expenses and liabilities shall be reimbursed to Lessor by Lessee immediately upon notification from Lessor to Lessee that the same have been incurred. Provided, further, that indemnity obligations under this Lease exclude Lessor’s lost profit, punitive, exemplary, special or consequential damages. Provided, further, that Lessee shall have no liability under indemnity obligations in this Lease unless Lessor timely informs Lessee of a claim, demand, action or cause of action and gives Lessee the right to assume the defense.

During the term of this Lease, Lessee shall carry, with a limit of $1 million per person and $5 million per occurrence, coal mine liability and contractual liability insurance. Lessor, its members and its and their members, partners (general and limited), shareholders, officers, directors, agents, employees, successors, affiliates and assigns shall be named as additional insureds and provided a certificate of insurance reflecting such coverage, which shall not be cancelable except after thirty (30) days’ notice to Lessor. Such insurance shall provide a waiver of subrogation for all claims regarding this lease and be written on an “occurrence” basis unless the policy is available only on a “claims made” basis, in which case such “claims made” insurance coverage shall be maintained in effect for a period of at least five (5) years after the termination of this Lease, or until final release of Lessee’s environmental reclamation bonds required by any regulatory authority, whichever shall last occur.

SECTION 6.     METHOD OF OPERATION.

Lessee covenants and agrees that when it commences operation in any of the seams leased herein it will thereafter diligently prosecute its operations hereunder utilizing modern mining equipment best suited for the prevailing mining conditions so as to develop thoroughly the coal herein leased and to conduct such operations in a careful, skillful, and workmanlike manner, and in compliance with the present and any future laws of the State of Illinois or any other applicable state and of the United States, and also according to the rules and practices of good mining and with due regard for the value of the Leased Premises as a coal producing property.

Lessee shall be solely responsible for complying with all present and future laws and governmental regulations, including environmental laws and regulations, impacting on or controlling mining and related operations on the Leased Premises, which responsibility shall survive until final release of Lessee’s environmental reclamation bonds required by any regulatory authority or termination of this Lease, whichever shall last occur. If, as a result of Lessee’s operations hereunder, laws or governmental regulations are violated, or are claimed to be violated by the government, then Lessee shall indemnify Lessor and hold it harmless from any penalties, fines, costs, and expenses, including legal fees and court costs, imposed upon or incurred by Lessor as a result of said claim, violation or violations.

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Notwithstanding Lessee’s obligation to comply with all laws, rules, regulations and orders as set forth above, Lessor shall not declare a default hereunder solely as a result of routine operational violations which Lessee cures or abates as promptly as practical. Lessee shall be solely responsible for treatment of any water discharge caused by its operations, if required by present or future law or regulation, which responsibility shall survive until final release of Lessee’s environmental reclamation bonds required by any regulatory authority or termination of this Lease, whichever shall last occur.

Lessee shall provide Lessor a permit map as a matter of information, in a format acceptable to Lessor, for any coal seams being permitted on the Leased Premises at the time of permit submittal and at the time of any revisions and amendments thereof.

Lessee acknowledges that Lessor holds the Leased Premises for the purpose of maximizing the royalty revenue generated therefrom and agrees that it will work and mine the coal in accordance with said purpose and in accordance with general and detail maps and plans of mining and descriptions to be prepared by Lessee (hereinafter collectively called “Mine Plans”) and will submit a copy of same to the Lessor in a digital format acceptable to Lessor, if available. Said Mine Plans shall take into consideration the entire area proposed to be developed by Lessee, and shall make suitable provisions for (1) the proper protection of overlying and underlying seams so that they may be economically mined at a later date and (2) the reasonable and proper removal of all the mineable and merchantable coal from the Leased Premises. No Mine Plan shall be proposed which, if adopted, would render otherwise mineable and merchantable coal unmineable or unmerchantable or substantially more difficult or expensive to mine. The said Mine Plans shall be submitted to the Lessor at least 30 days prior to the commencement of any operation on the Leased Premises. In the event Lessor determines that the Mine Plans submitted by Lessee fail to comply with any of the terms of this Lease, Lessor shall so notify Lessee within thirty (30) days of receipt of the Mine Plan, in which event Lessee will reasonably modify said Mine Plans to comply with the terms and conditions hereof. If Lessor makes no objection to a proposed Mine Plan within thirty (30) days of receipt of the Mine Plan, then Lessor’s agreement with the Mine Plan is conclusively established for all purposes under this Lease. No material change in, modification of, or departures from any Mine Plans so approved shall be made in the development or operation of the mine or mines except pursuant to modified Mine Plans submitted by Lessee to Lessor for the purpose of allowing Lessor to determine that said modification complies with the terms of this Lease. Lessor shall have thirty (30) days from receipt of a modified Mine Plan to object. If Lessor makes no objection to a proposed modified Mine Plan within thirty (30) days of receipt of the modified Mine Plan, then Lessor’s agreement with the Mine Plan, as modified, is conclusively established for all purposes under this Lease. Lessor’s right to notify Lessee that proposed Mining Plans fail to comply with this Lease is a right reserved solely to protect Lessor’s interest in the Leased Premises and to prevent waste and is not intended to give and shall not be construed to give Lessor any control over Lessee’s operations. Lessor shall have no authority to determine the manner in which or the methods by which any of Lessee’s mining operations are to be conducted, all of which shall be solely determined by Lessee.

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In the event Lessee desires to use Lessor’s surface rights, if any are owned or controlled by Lessor, over the Leased Premises, in connection with the conduct of its mining operations, or for any other permitted purpose under the terms of this Lease, it shall notify Lessor of the use and, if necessary, Lessor will cooperate with Lessee in formalizing the rights necessary, at no additional cost.

Lessee shall have no right, without prior written consent of Lessor, which shall not be unreasonably withheld, conditioned or delayed, to deposit slate, coal refuse, water or refuse of any kind on or in the Leased Premises in any manner or at any place which will materially impair Lessee’s ability or right to mine and remove any of the coal within the Leased Premises.

Lessee may conduct its operations under this Lease through its contractors or agents when approval has been granted in writing by Lessor, such approval not to be unreasonably withheld, conditioned or delayed, provided in any case Lessee shall be and remain liable to Lessor for all obligations of the Lessee under this authority, and subject to any reasonable conditions imposed by Lessor in granting its consent.

If it is found and reported to Lessee in writing by an agent of Lessor that in the progress of the work any areas of merchantable and mineable coal have been passed by or abandoned with the result that coal has not been mined and removed, which in accordance with generally accepted good mining practice should have been mined and removed, it shall be the duty of Lessee to return as soon as possible to such areas and mine and remove the coal therefrom, or failing so to do, Lessee shall account for the coal contained therein and pay the Tonnage Royalty therefore the same as though it had been mined.

Lessee shall employ a competent mining engineer, duly registered in the State of Illinois or any other applicable states and acceptable to Lessor, whose duty it shall be to keep up the mine surveys and make accurate maps thereof, which maps shall at all times be subject to the inspection of Lessor, or its duly authorized agents, and copies furnished to the Engineer of Lessor at any time upon request but without such request at a minimum of on or before February 1, May 1, August 1 and November 1 of each year. Such maps shall show the location of all coal section numbers obtained by Lessee in addition to those measured by Lessor during mine inspections in a form convenient to Lessee and acceptable to the Engineer of Lessor. Upon request, Lessee shall provide to Lessor, on the date designated by Lessor, either monthly, quarterly or annual tonnage and sales price forecasts, as prescribed by Lessor, for coal to be mined from the Leased Premises in future years.

Lessee shall furnish Lessor copies of data derived from any and all coal exploration activities within the Leased Premises, including, but not limited to, driller’s logs, geophysical logs, coal laboratory analyses, and geological maps.

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Upon request of Lessor, Lessee shall make available for Lessor’s inspection and copying any and all laboratory analyses made of coal mined from the Leased Premises.

Upon request of Lessor, Lessee shall make available for Lessor’s inspection and copying any and all of Lessee’s correspondence with government agencies or departments that pertain to the Leased Premises, or to operations undertaken or to be undertaken thereon.

Lessor, through its duly authorized agents, shall at all reasonable times have the right to enter said mines, inspect the same, and have surveys made thereof to determine if all the terms and conditions of this Lease are fully complied with, and for these purposes to use freely the means of access to said mines and the workings thereof without hindrance, but in such manner as not unreasonably to interfere with the operation thereof.

SECTION 7.     REMEDIES OF LESSOR.

If default be made by Lessee in the payment of the rentals and royalties herein and such default shall continue for a period of fifteen (15) days after written notification thereof has been posted to Lessee, then in each such event, Lessor may, at its option, terminate this Lease without any further notice and re-enter upon and take possession of the Leased Premises and hold and possess the same as its absolute property free and clear of any claims of, by, or through Lessee, and pursue any and all other remedies available under the laws of the State of Illinois for violation of any covenant or condition hereof, and all such remedies shall be deemed cumulative and not exclusive.

If default be made by Lessee in the performance of any of the other terms or conditions hereof required to be kept of performed by Lessee and such default shall continue for a period of thirty (30) days after written notification thereof has been posted to Lessee, and in the event that Lessee is not reasonably engaged in curing the said default, then in such event, Lessor may, at its option, terminate this Lease without any further notice and re-enter upon and take possession of the Leased Premises and hold and possess the same as its absolute property free and clear of any claims of, by or through Lessee, and pursue any and all other remedies available under the laws of the State of Illinois for violations of any covenant or condition hereof, and all such remedies shall be deemed cumulative and not exclusive. Lessee shall notify Lessor of its proposed cure actions and continue to keep Lessor informed on a regular basis of the actions taken and results thereof. No action by Lessor pursuant to this Section 7 shall impair the right to rental and royalties due or accrued up to the time of termination and re-entry hereunder, but none shall be charged for any period thereafter.

Lessee further agrees that if the interest of Lessee in the Leased Premises shall be sold on execution or judicial sale, or if bankruptcy proceedings be begun by Lessee, or if Lessee be adjudged a bankrupt, or it makes an assignment for the benefit of

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creditors, or a receiver be appointed for it or for the Leased Premises, or if an assignment occurs by operation of law, then, and in any such event, this Lease shall forthwith terminate and be forfeited and the Leased Premises and all improvements thereon shall forthwith become the property of Lessor, without compensation to Lessee, and without refund of any royalties paid hereunder.

SECTION 8.     ASSIGNMENT OR SUBLETTING.

Except for a Permitted Transfer, as defined below, Lessee covenants and agrees that it will not sell, assign, sublease, mortgage, pledge or otherwise transfer or encumber (collectively “Transfer”) this Lease or any rights, interests or estates created by this Lease or all or any portion of the Leased Premises, either voluntarily or by operation of law or allow any third party to mine on the Leased Premises under any form of agreement or contract, without having first obtained the written consent of Lessor (which may be arbitrarily withheld).

Provided, however, that the prohibitions in the preceding paragraph are subject to the following Permitted Transfers. Any Transfer to an affiliate of Lessee herein is a Permitted Transfer. An entity is an affiliate if more than 51% of the entity to which this Lease is being transferred is owned or controlled by the same individual or individuals who owned or controlled more than 51% of Lessee at the time of execution of this Lease. Any Transfer to a Reputable and Prudent Coal Mining Company is a Permitted Transfer. A Reputable and Prudent Coal Mining Company shall mean any entity, or its parent or affiliate that over the three years immediately preceding the date of such Permitted Transfer (i) has produced not less than 5 million tons of coal whether directly and/or indirectly through its wholly owned subsidiaries or contract miners or predecessor companies on an annualized basis; (ii) has not filed a voluntary bankruptcy proceeding or been declared a bankrupt; (iii) has not been blocked by any governmental authority from holding any necessary mining permits; (iv) is not known to have forfeited any leases for coal reserves as a result of uncured defaults under such leases and (v) has a net worth of $25,000,000 or more on a consolidated basis. Any Transfer to an exchange traded public company is a Permitted Transfer. Any Transfer to an entity in which the individual or individuals owning Lessee at the time of the execution of this Lease contribute Lessee to allow the successor entity to issue shares to the public in a public offering is a Permitted Transfer. Any Transfer to a lender or group of lenders to Lessee wherein Lessee is pledging or encumbering its leasehold interest in this lease as security for or in return for the loan and said loan or financing is in an amount in excess of $10,000,000, is a Permitted Transfer.

In the case of an assignment, Lessee will first obtain and present to Lessor a covenant of assumption by the assignee, wherein such assignee expressly agrees to and with Lessor to assume and be bound by all of the covenants, terms, conditions and provisions hereof to the same extent as if said assignee had been named as the original Lessee.

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Any such Transfer or Permitted Transfer shall not relieve Lessee from its obligations to comply with all the covenants, terms, conditions and provisions of this Lease, unless otherwise agreed in writing by Lessor. In the event Lessor consents to any Transfer, such consent shall not relieve Lessee and/or any transferee, assignee, sublessee, etc. from securing Lessor’s written consent to any further Transfer, other than a Permitted Transfer, nor shall any such consent be construed as a consent to any further transfer, other than a Permitted Transfer, or as a waiver of any portion of this section or of Lessor’s rights hereunder.

Upon the occurrence of any such Transfer without the prior written approval of Lessor, Lessor shall have the option to terminate this Coal Mining Lease by serving written notice of its election so to do.

SECTION 9.     WAIVERS AND RELEASES, ETC.

No waiver, release, modification, or amendment of any of the terms, conditions, or provisions of this Lease shall be valid or set up or relied upon by Lessor or Lessee, or offered by either of said parties in any judicial proceeding or other proceeding or otherwise, unless the same is in writing duly exercised by Lessor and Lessee. The failure to exercise any right upon nonperformance shall not be construed as a waiver of the right to insist on subsequent performance of the terms and conditions hereof.

SECTION 10.     FORUM SELECTION, WAIVER OF JURY TRIAL AND LIMITATION OF REMEDIES.

In the event that either party to this Agreement files any action, proceeding, or counterclaim against the other on any matter whatsoever arising out of or in any way connected with this Agreement or the parties’ performance hereunder, or any claim of damage resulting from any act or omission of the parties, the parties hereby consent to the exclusive jurisdiction and venue of courts of appropriate jurisdiction sitting in Williamson County, Illinois. The parties hereby waive any argument at any time in the future that such venue is inconvenient or otherwise improper.

Notwithstanding any other provision of this Agreement, to the extent permitted by law, THE PARTIES TO THIS AGREEMENT AGREE TO, AND DO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR THE PARTIES’ PERFORMANCE HEREUNDER, OR ANY CLAIM OF DAMAGE RESULTING FROM ANY ACT OR OMISSION OF THE PARTIES, OR EITHER OF THEM, IN ANY WAY CONNECTED WITH THIS AGREEMENT.

Notwithstanding any other provision of this Agreement, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT, CONTRACT OR OTHERWISE.

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SECTION 11.     NOTICES.

Until written notice of a different address, all notices that are anywhere in this Lease provided to be given shall be served upon or mailed to Lessee at: 430 Harper Park Drive, Beckley, West Virginia 25801, with copy to: Brian Glasser, Bailey & Glasser, LLP, 227 Capitol Street, Charleston, West Virginia, 25301, and to Lessor at 430 Harper Park Drive, Beckley, West Virginia 25801.

SECTION 12.     WARRANTY.

The Lessor, for itself, its successors and assigns, does hereby covenant and agree with the Lessee, subject to the exceptions and reservations herein set forth, and subject to such limitations, restrictions and defects in Lessor’s title to the Leased Premises as were in existence at the time of Lessor’s acquisition of title to the various tracts comprising the Leased Premises, that upon the payment of the rentals and royalties and the performance of all and singular the covenants and agreements aforesaid, said Lessee shall and may peaceably and quietly have and enjoy said Leased Premises for and during the term aforesaid, and for the purposes aforesaid, free from any let or hindrance by the Lessor, its successors and assigns. Lessor does not warrant generally its title to the Leased Premises but warrants only that it has done no act to encumber the titles that it acquired to the various tracts comprising the Leased Premises since its acquisition of said tracts that would interfere with the operations of the Lessee hereunder. In the event that Lessee did not have the right to mine coal in any part of the Leased Premises because of the rights of a holder of an outstanding superior title antedating Lessor’s acquisition of title to the tract or tracts in question, if the Lessee has mined and removed a part or all of the coal therefrom and paid the Lessor therefore on the royalty basis, the Lessor agrees to repay to the Lessee the amount of royalty so paid, without interest, but the Lessor shall not be otherwise liable for any damage to Lessee on account of the mining and removing of said coal by the Lessee.

SECTION 13.     SUCCESSORS AND ASSIGNS.

All covenants, agreements, and conditions herein set forth to be performed by or on behalf of Lessor or Lessee shall bind their respective successors and assigns, whether so expressed or not, and shall inure to the benefit not only of Lessor and Lessee, but also to the benefit of their respective successors and assigns; but this Section 13 shall not be construed as in anywise modifying the provisions of Section 8 hereof.

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SECTION 14.     REMOVAL OF PROPERTY.

Lessee, having performed all the terms and conditions of this Lease to be by it performed, or having decided not to extend the Lease for an additional term, or having mined all the merchantable and mineable coal herein demised, may, within six (6) months thereafter, remove any and all mobile mining equipment and personal property owned by Lessee. If the Lessee shall fail to remove any of the mobile mining equipment and personal property described above within said six (6) months, then at Lessor’s option the same shall thereupon be and become the absolute property of Lessor.

SECTION 15.     TRANSPORTATION OF COAL MINED FROM ADJACENT TRACTS.

During any Lease year in which Lessee operates a mine on the Leased Premises and pays Tonnage Royalty during that year in an amount equal to the Annual Deficiency Payment due for that year, Lessee shall have the right to transport foreign coal into or through the Leased Premises in consideration of which Lessee agrees to pay to Lessor on or before the 20th day of January following the year in which such foreign coal is so transported a wheelage charge equal to one-half of one percent (0.5%) of the Gross Selling Price of the foreign coal so transported. For purposes of this section, the term “foreign coal” shall mean any coal other than coal mined from the Leased Premises. Lessee shall have the right to transport coal, which is not foreign coal into, or through the Leased Premises free of such wheelage charge.

SECTION 16.     CHOICE OF LAW.

This Lease shall be governed by and construed in accordance with the domestic laws of Illinois without giving effect to any choice or conflict of law provision or rule (whether of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Illinois.

IN TESTIMONY WHEREOF, the parties hereto have caused this Lease to be executed in their respective names by their respective representatives thereunto duly authorized, all as of the day and year first above written.

[Signature Page Follows]

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Williamson Energy, LLC
A Delaware limited liability company

/s/ Donald Holcomb
Donald Holcomb, Authorized Person

Independence Land Company, LLC
A Delaware limited liability company

/s/ Donald Holcomb
Donald Holcomb, Authorized Person

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STATE OF WEST VIRGINIA

COUNTY OF KANAWHA TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 13th day of March, 2006, by Donald Holcomb on behalf of Williamson Energy, LLC as its Authorized Person.

My commission expires: June 20, 2010.

/s/ Melissa S. Chapman
[SEAL]	NOTARY PUBLIC
STATE OF WEST VIRGINIA

COUNTY OF KANAWHA TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 13th day of March, 2006, by Donald Holcomb on behalf of Independence Land Company, LLC as its Authorized Person.

My commission expires: June 20, 2010.

/s/ Melissa S. Chapman
[SEAL]	NOTARY PUBLIC

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Exhibit 10.39

THIS AMENDED AND RESTATED COAL MINING LEASE AGREEMENT, dated as of August 14, 2006 by and between WPP LLC (“Lessor”), a Delaware limited liability company and WILLIAMSON ENERGY, LLC (“Lessee”), a Delaware limited liability company.

W I T N E S S E T H

WHEREAS, Lessor owns certain coal reserves which it acquired by Special Warranty Deeds dated on or about July 11, 2005, January 20, 2006, and August 14, 2006, in Franklin and Williamson Counties, Illinois; and

WHEREAS, Lessor or its predecessors in interest leased the aforementioned coal reserves to Lessee under those certain Coal Mining Lease Agreements dated May 1, 2005 (the “Existing Leases”); and

WHEREAS, a Short Form Lease describing each of the Existing Leases is of record as follows:

Short Form Lease from Steelhead Development Company, LLC, a Delaware limited liability company, to Williamson Energy, LLC, a Delaware limited liability company, dated May 1, 2005, recorded May 5, 2005, as Document No. 2005-2626, in the Recorder’s Office of Franklin County, Illinois (Tranche A, Asset A);

Short Form Lease from Steelhead Development Company, LLC, a Delaware limited liability company, to Williamson Energy, LLC, a Delaware limited liability company, dated May 1, 2005, recorded May 5, 2005, in Miscellaneous Record 291 on page 458, in the Recorder’s Office of Williamson County, Illinois (Tranche A, Asset A);

Short Form Lease from Steelhead Development Company, LLC, a Delaware limited liability company, to Williamson Energy, LLC, a Delaware limited liability company, dated May 1, 2005, recorded May 5, 2005, as Document No. 2005-2627, in the Recorder’s Office of Franklin County, Illinois (Tranche B, Asset B);

Short Form Lease from Steelhead Development Company, LLC, a Delaware limited liability company, to Williamson Energy, LLC, a Delaware limited liability company, dated May 1, 2005, recorded May 5, 2005, in Miscellaneous Record 291 on page 459, in the Recorder’s Office of Williamson County, Illinois (Tranche B, Asset B);

Short Form Lease from Steelhead Development Company, LLC, a Delaware limited liability company, to Williamson Energy, LLC, a Delaware limited liability company, dated May 1, 2005, recorded May 5, 2005, in Miscellaneous Record 291 on page 461, in the Recorder’s Office of Williamson County, Illinois (Part of Asset B);

Correction Short Form Lease between Williamson Development Company, LLC, a Delaware limited liability company, successor of Steelhead Development Company, LLC, and Williamson Energy, LLC, a Delaware limited liability company, effective May 1, 2005, recorded February 15, 2006, in Miscellaneous Record 296 on page 897, in the Recorder’s Office of Williamson County, Illinois (Corrected the legal description in the above lease, Part of Asset B);

Short Form Lease from Steelhead Development Company, LLC, a Delaware limited liability company, to Williamson Energy, LLC, a Delaware limited liability company, dated May 1, 2005, recorded May 5, 2005, as Document No. 2005-2628, in the Recorder’s Office of Franklin County, Illinois (Tranche C, Asset C); and

Short Form Lease from Steelhead Development Company, LLC, a Delaware limited liability company, to Williamson Energy, LLC, a Delaware limited liability company, dated May 1, 2005, recorded May 5, 2005, in Miscellaneous Record 291 on page 460, in the Recorder’s Office of Williamson County, Illinois (Tranche C, Asset C); and

WHEREAS, Lessor and Lessee desire to amend and restate each of the Existing Leases in their entirety; and

WHEREAS, certain other coal reserves not currently owned by Lessor may be mined by the Lessee; and

WHEREAS, Lessor and Lessee have agreed that royalties are to be paid to Lessor from coal mined from an area designated herein and defined below as the Leased Premises; and

WHEREAS, Lessee is agreeable to paying royalty on those coal reserves in the Leased Premises, regardless of whether they are currently or hereafter controlled by ownership or lease by either the Lessor or Lessee.

NOW, THEREFORE, in consideration of the premises which are not mere recitals but are an integral part hereof and other good and valuable consideration including the rents, royalties, covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

SECTION 1. LEASE FOR COAL MINING PURPOSES.

In consideration of the terms, conditions, and stipulations set forth to by Lessee, Lessor, acting on its own behalf and with the intention of exercising any right, option or power held by it on behalf of any other person or entity, does hereby demise, lease and let to Lessee, for the purpose of mining, processing and transporting, all the coal described in and by the methods stated in Exhibit A, attached hereto and made a part hereof, and hereinafter referred to as the Leased Premises. If Lessor acquires coal adjacent to, near or in the vicinity of the Leased Premises and any rights regarding such coal and/or the rights to mine such coal (“Coal Rights”) within ten (10) years from the date of this Lease or during the term of this Lease, whichever is the longer period, Lessor shall notify Lessee of all such Coal Rights acquired within 30 days after the end of the calendar quarter in which they were acquired, and all Coal Rights so acquired by Lessor within such period shall be included in and made a part of the Leased Premises and thereby subject to this Lease immediately upon Lessor’s acquisition of the same without any further consideration and without any further action or documentation by Lessor or Lessee (except for the required notification by Lessor to Lessee of the Coal Rights acquired in any calendar quarter).

SECTION 2. RESERVATIONS AND EXCEPTIONS.

All rights, title and interest vested in Lessor in or relating to the right to mine the coal contained within the Leased Premises are specifically granted to Lessee. Lessee acknowledges that Lessor has no interest, right or title to the surface, oil and gas or other estates other than those granted to it by the various conveyances to Lessor and that it is the intent of the parties hereto to grant to Lessee, by this Lease, all rights therein granted and Lessee acknowledges that it takes this lease subject to all encumbrances, rights of way and easements of any kind affecting the Leased Premises and the surface overlying the coal seam herein leased.

SECTION 3. TERM.

The term of this Lease shall be for a period of 15 years from the date set forth in the preamble paragraph hereto (hereinafter, the “anniversary date”), unless sooner terminated as hereinafter provided. Provided, however, if the Lessee is not in default of the terms hereof at the end of the primary term as set out above or any extended term, it may elect to renew this Lease for additional 5 year terms on the same terms and conditions set forth herein until all the merchantable and mineable coal underlying the Leased Premises shall have been mined and removed.

In the event all the merchantable and mineable coal underlying the Leased Premises shall have been mined and removed from the Leased Premises pursuant to the provisions of this Lease, then this Lease shall cease and terminate upon the date when all such coal shall have been mined and removed. Any disagreement between Lessor and Lessee as to whether all merchantable and mineable coal has been mined and removed pursuant to the provisions of this Lease shall be submitted to arbitration in the manner provided in Section 10 hereof.

In the event the Leased Premises shall be taken, damaged, or injured by the exercise of the right of condemnation or eminent domain, or any other legal proceedings or acts by federal, state, county, municipal, or other governmental, public, or quasi public authority, or by any corporation, person, or persons having Lawful power and authority to exercise the right of condemnation, eminent domain or legal proceeding, in any way which impacts the ability to mine the coat within the Leased Premises, then this Lease shall automatically terminate with respect to any property taken on the date of such taking.

SECTION 4. ROYALTIES.

Lessee shall pay to Lessor, NRP (Operating) LLC; Lockbox 2495; Columbus, OH 43260, or at such other places as Lessor may from time to time designate in writing, during the term of this Lease, as rental hereunder, a tonnage royalty for the coal mined from the Leased Premises during each calendar month of the term hereof, to be received by Lessor within 20 days from the end of the month to which payment applies, a royalty in the amount of the greater of 8% of the Gross Selling Price of the coal or $2.50 per clean ton on the first 8,000,000 clean tons mined from the Number 6 seams of coal on the Leased Premises in any calendar year. For all tonnage mined from the Leased Premises in excess of the 8,000,000 clean tons from the No. 6 Seams referred to above in any calendar year, the royalty shall be the greater of 5% of the Gross Selling Price of the coal or $1.50 per clean ton. The foregoing payments shall hereafter be referred to as “Tonnage Royalty”.

In addition to the foregoing Tonnage royalty, Lessee shall pay a minimum deficiency of $2,000,000 due and payable on January 20, 2007, covering the period beginning with the date hereof until December 31, 2006. Thereafter, for the four calendar quarters in 2007, the quarterly minimum deficiency will be $1,500,000 due and payable on the 20th of April, July, October, in 2007 and January 2008 for the prior quarter’s production. Thereafter, beginning with the quarterly minimum deficiency due April 20, 2008, the quarterly minimum deficiency will be $2,000,000, payable on the 20th of January, April, July and October in each year this Lease is in effect, for the prior quarter’s production. Each payment of the quarterly minimum deficiency shall hereafter be referred to as a “Quarterly Deficiency Payment”. If during any quarter Lessee shall pay Tonnage Royalty that is less than the Quarterly Deficiency Payment, Lessee will pay to Lessor, at the prescribed time, the difference between the Tonnage Royalty paid and the Quarterly Deficiency Payment due. If during any quarter Lessee shall pay Tonnage Royalty that is equal to or in excess of the Quarterly Deficiency Payment, then no Quarterly Deficiency Payment shall be due for that quarter. If during any quarter the Tonnage Royalty exceeds the Quarterly Deficiency Payment due for the quarter then Lessee has the right to recoup any unrecouped Quarterly Deficiency Payment made during the preceding 19 quarters from the excess Tonnage Royalty on a first-paid, first-recouped basis. No Tonnage Royalty paid for coal mined in any quarter shall be credited to the payment of any Quarterly Deficiency Payment due for any succeeding quarter or quarters. These Quarterly Deficiency Payments shall forever cease in the quarter when the amount of merchantable and mineable coal remaining in the Leased Premises would yield a total Tonnage Royalty equal to the unrecouped Quarterly Deficiency Payments. Notwithstanding any of the foregoing, should Lessee be unable to mine coal form the Leased Premises during a period of 30 consecutive calendar days during the term hereof as a result of a Force Majeure, the subsequent Quarterly Deficiency Payments, as the case may be, shall be adjusted and prorated to waive the applicable Quarterly Deficiency Payments for such days in which Lessee was unable to mine coal. The term “Force Majeure” as used herein, shall mean a nationwide strike in the coal industry or a strike at the mine on the Leased Premises, acts of God, acts of a public enemy, wars, insurrections, earthquakes, floods, loss of utilities and other causes beyond the reasonable control of Lessee. If the Parties are unable to mutually agree to the occurrence or resolution of a Force Majeure event the parties shall submit the matter to arbitration pursuant to this Lease.

Provided further, Lessee further agrees to pay an overriding royalty of $0.10 per ton on the first 8,500,000 tons mined from the coal reserves as more specifically set forth in the green shaded area of Exhibit B to this Lease. The property depicted in the green shaded area of Exhibit B to this Lease is not subject to any other royalty interest contained in this Section but would be considered “foreign coal” as described in Section 16 hereof. The amounts paid as overriding royalty as provided in this paragraph for tons mined from the area shown on Exhibit B shall not be used as a credit against any minimum deficiency or Quarterly Deficiency Payment provided for in this Lease. All overriding royalty payments provided for in this paragraph shall be due and payable within 20 days from the end of the month which the payment applies.

The term “ton” referred to herein shall mean 2,000 pounds.

The term “coal” referred to herein shall include any low—coal content merchantable product that is sold and shipped under various trade names including, but not limited to, bone, coal, fuel and middlings (collectively “Middlings”). In the event any Middlings are sold and shipped, then the Parties agree to negotiate a fair reduction to the fixed dollar portion of the Tonnage Royalty.

Subject to the qualification hereinafter stated in this paragraph, “Gross Selling Price” of coal shall, for all purposes under this Lease, be the amount received, either directly or indirectly by Lessee or any of its affiliates or any direct or indirect financially controlled company in the first bona fide arm’s length transaction, after preparation and/or tippling, regardless of who owns or operates such preparation or tippling facilities, f.o.b. railroad cars or other transport at the mine site, without any deduction for selling expense or sales commission. If Lessee, any affiliated company of the Lessee, or the preparer or tippler of the coal shall consume any of the coal, the price of the coal as consumed shall be considered equal to the (1) same month’s weighted average sales price of coal sold to unaffiliated customers, or (2) if there are no unaffiliated customers, the average sales price of comparable coal from the Illinois Basin coalfield in the open market.

Lessee shall furnish to Lessor on or before the 20th day of each calendar month a statement showing the quantity of coal shipped from the Leased Premises and weights of coal, if any, consumed on the Leased Premises or 3t the preparation plant or tipple during the preceding calendar month. The Parties will mutually agree to methods for the ascertainment of and payment of Tonnage Royalties on the coal mined, shipped, sold, or consumed under this Lease. Lessee shall keep accurate and correct books of account showing all coal mined, and all coal consumed, transported, or shipped from the Leased Premises or elsewhere, together with the correct weights and Gross Selling Price thereof, to which books and records Lessor shall at all reasonable times have access for verification of statements to be furnished by Lessee. Lessor, for like purposes is hereby authorized to demand and require of any railroad company, trucking company or other agents transporting the products of the Leased Premises, inspection of its books and records, showing the weight and quantity of such products and pertinent information in relation thereto. Said carriers and other agents are hereby authorized and requested by Lessee to show Lessor, or its agents, all such books and records and to furnish all such information when requested.

In the event it shall be necessary in mining coal from the Leased Premises to load the same over a tipple or tipples over which other coal is loaded, thereby mixing the coal from the Leased Premises with other coal, Lessee shall keep a strict account of the tonnage of coal from the Leased Premises as well as a strict account of the tonnage of other coal being loaded over the same tipple or tipples. The method of determining these respective tonnages shall be approved in writing by the Engineer of Lessor before other coal may be mixed with coal from the Leased Premises, such approval not to be unreasonably withheld, conditioned or delayed.

In the event coal from the Leased Premises is so commingled, then the Gross Selling Price, as set forth in Section 4 hereof shall be the average sales price for all coal with which coal from the Leased Premises is commingled, to the end that unless the coal from the Leased Premises is mined, transported, processed., stored and sold separately from all other coals, then the Gross Selling Price shall be the Average Gross Selling Price for all coal sold from the Lessee’s facility with which coal from the Leased Premises is commingled.

It is the intent of this Lease that monthly royalty payments will be paid on a sales basis. In the event of commingling, all coal produced from Lessor’s property shall be reconciled to total sales along with any foreign coal that is commingled with Lessor’s coal. This reconciliation shall be done monthly. The only allowable adjustment to total sales is a reduction for third party coat segregated and not commingled at any time with Lessor’s coal. Lessor’s portion of total sales will be prorated based on Lessor’s percentage of total sales since the last reconciliation and adjustments made, plus or minus, at that time. There will be no other adjustments to sales tons or methods used to reconcile Lessor’s royalty payments unless expressly agreed to in writing by Lessor.

SECTION 5.     TAXES, INSURANCE AND INDEMNITY.

Lessor will, in the first instance, pay all the taxes, levies and assessments on or in respect of Lessor’s ownership and during the continuance of this Lease. Lessee shall pay to Lessor the full amount of such taxes, levies, and assessments, beginning with those covering the calendar year in which this Lease is effective, promptly upon receipt of Lessor’s statement therefore, such amounts to constitute and be treated as additional rental hereunder. Lessee shall promptly pay at the several times they become due and payable all taxes levied or assessed upon coal mined from or products manufactured from coal upon the Leased Premises. Lessee shall also pay any and all taxes due to the state and/or its subdivision for severing, removing, processing, or preparing of said coal, except for taxes on gross or net income of Lessor on receipt of royalties, and Lessee shall also pay all royalties for removal of coal required by any existing or future labor agreements of Lessee, its agents, operators or affiliates.

Lessee may at any time during the continuance of this Lease, at its own cost and expense, and after reasonable notice to Lessor of its intention so to do, contest any of the taxes, levies, or assessments to be borne by Lessee as above provided. In the event of any such contest, Lessee is authorized to proceed in the name of Lessor with respect to the reversionary interest of Lessor in the Leased Premises, but Lessee shall indemnify Lessor against any costs, penalties, expenses, or interest charges arising out of such contest.

Lessee shall submit to Lessor, for its review, a copy of annual reports or returns prepared pursuant to laws or regulations in the State of Illinois with respect to Lessor’s ownership. It is understood and agreed that the taxes levied or assessed from such reports are based, in part, upon the permitting and/or production of Lessee and for that reason, Lessee’s payments to Lessor as provided for in this section shall continue and survive any termination or cancellation of this Lease for one year.

Lessee agrees that it shall comply with all of the terms and provisions of the Black Lung Laws (defined below) and will secure the payment of Black Lung Benefits (defined below) as hereinafter provided. “Black Lung Laws” mean the Black Lung Benefits Act, Title IV of the Federal Mine Safety and Health Act of 1977, 30 U.S.C. 901 et seq., and the Internal Revenue Code, 26 U.S.C. 1 et seq., Black Lung Benefits Reform Act of 1977 (P.L. 95-239), Black Lung Benefits Revenue Act of 1977 (P.1. 75-227), Black Lung Benefits Revenue Act of 1981 (PI_ 97-119), as now or hereafter amended, and all rules and regulations adopted pursuant thereto. “Black Lung Benefits” means any and all benefits payable pursuant to the Black Lung Laws. Lessee acknowledges that, as between itself and Lessor, it is, and shall be deemed to be, the operator of any coal mine or coal preparation facility or facility used for the extraction, preparation or transportation of coal produced from the Leased Premises and of all related activities, including, but not limited to, coal mine construction or maintenance, engaged in by Lessee pursuant to the terms of this Lease with respect to any claim for Black Lung Benefits filed by or on account of any of its employees or farmer employees. Lessee shall secure and shall require any other person or entity who operates, controls, or supervises a coal mine or coal preparation facility on the Leased Premises or performs services of construction, maintenance, transportation, or other activities related to coal mining or preparation under the terms of this Lease, or who otherwise may be liable for the payment of Black Lung Benefits, to secure the payment of such Black Lung Benefits to or on account of employees or former employees in accordance with the Black Lung Laws and shall provide Lessor, upon request, with appropriate certification that each of them has provided security in compliance with all Black Lung Laws for the payment of such Black Lung Benefits. Without limiting the generality of Lessee’s obligations to comply with all other provisions of this Lease, Lessee agrees that it will secure and guarantee the payment of all Black Lung Benefits required to be paid under the Black Lung Laws by reason of mining, construction, transportation, and related activities under this Lease, and Lessee does hereby agree that it will indemnify and hold Lessor harmless from any liability or expenses, including reasonable attorney fees and expenses, which Lessor may suffer directly or indirectly, as a result of or with respect to any claim for Black Lung Benefits filed by or on account of any of Lessee’s employees or former employees, or employees or former employees of others who may be required to secure the payment of Black Lung Benefits as provided above. Notwithstanding anything in this Lease to the contrary, this Lease does not empower Lessor to make any decisions and Lessor hereby expressly waives and disclaims any right to make any decisions with respect to the terms and conditions under which the leased coal is extracted or prepared, such as, but not limited to, the manner of extraction or preparation or the amount of leased coal to be produced at any particular time, all within the meaning of the Black Lung Laws. The parties hereto do acknowledge, however, that Lessor has reserved certain rights and has imposed certain requirements under the terms of this Lease solely for the purpose of preventing waste and protecting the reserved rights of Lessor.

Lessee further covenants and agrees that all employees of Lessee, or any of its affiliates, and/or any and all other persons performing work on the Leased Premises pursuant to the rights granted in this Lease will be fully covered by or insured at all times by Workers’ Compensation, and to that end Lessee shall comply with all applicable Workers’ Compensation laws, rules and regulations and shall make all necessary contributions and/or premium or other payments. Lessee covenants and agrees to indemnify and save harmless Lessor, its members and its and their members, partners (general and limited), shareholders, officers, directors, agents, employees, successors, affiliates and assigns from and against (a) any and all claims, demands, actions or causes of action by or on behalf of any person, firm, corporation or governmental body for damages, injuries, deaths, penalties, fines, assessments or otherwise caused by, arising out of, resulting from or as a consequence of, in whole or in part, (1) any acts or omissions of Lessee, its officers, directors, employees, sublessees, contractors, subcontractors, licensees, invitees, engineers, agents, successors, assigns or parent or affiliated corporations or any other persons or entities acting by direct or indirect authority of Lessee or pursuant to any rights granted in this Lease or (ii) the use and enjoyment of the Leased Premises pursuant to this Lease or (iii) the approval by Lessor of any plans of the Lessee and (b) any and all costs, counsel fees, expenses and liabilities incurred in or about any such claim or action brought thereon, all of which costs, counsel fees, expenses and liabilities shall be reimbursed to Lessor by Lessee immediately upon notification from Lessor to Lessee that the same have been incurred. Provided, further, that indemnity obligations under this Lease exclude Lessor’s lost profit, punitive exemplary, special or consequential damages. Provided, further, that Lessee shall have no liability under indemnity obligations in this Lease unless Lessor timely informs Lessee of a claim, demand, action or use of action and gives Lessee the right to assume the defense.

During the term of this Lease, Lessee shall carry, with a limit of $1 million per person and $5 million per occurrence, coal mine liability and contractual liability insurance. Lessor, its members and its and their members, partners (general and limited), shareholders, officers, directors, agents, employees, successors, affiliates and assigns shall be named as additional insureds and provided a certificate of insurance reflecting such coverage, which shall not be cancelable except after 30 days’ notice to Lessor. Such insurance shall provide a waiver of subrogation for all claims regarding this lease and be written on an “occurrence” basis unless the policy is available only on a “claims made” basis, in which case such “claims made” insurance coverage shall be maintained in effect for a period of at least 5 years after the termination of this Lease, or until final release of Lessee’s environmental reclamation bonds required by any regulatory authority, whichever shall last occur.

SECTION 6.     METHOD OF OPERATION.

Lessee covenants and agrees that when it commences operation in any of the seams leased herein it will thereafter diligently prosecute its operations hereunder utilizing modern mining equipment best suited for the prevailing mining conditions so as to develop thoroughly the coal herein leased and to conduct such operations in a careful, skillful, and workmanlike manner, and in compliance with the present and any future laws of the State of Illinois and of the United States, and also according to the rules and practices of good mining and with due regard for the value of the Leased Premises as a coal producing property.

Lessee shall be solely responsible for complying with all present and future laws and governmental regulations, including environmental laws and, including environmental laws and regulations, impacting on or controlling mining and related operations on the Leased Premises, which responsibility shall survive until final release of Lessee’s environmental reclamation bonds required by any regulatory authority or termination of this Lease, whichever shall last occur. If, as a result of Lessee’s operations hereunder, laws or governmental regulations are violated, or are claimed to be violated by the government, then Lessee shall indemnify Lessor and hold it harmless from any penalties, fines, costs, and expenses, including legal fees and court costs, imposed upon or incurred by Lessor as a result of said claim, violation or violations. Any dispute as to the absolute obligation of Lessee to indemnify Lessor shall be submitted to arbitration in the manner provided in Section 10 hereof.

Notwithstanding Lessee’s obligation to comply with all laws, rules, regulations and orders as set forth above, Lessor shall not declare a default hereunder solely as a result of routine operational violations which Lessee cures or abates as promptly as practical. Lessee shall be solely responsible for treatment of any water discharge caused by its operations, if required by present or future law or regulation, which responsibility shall survive until final release of Lessee’s environmental reclamation bonds required by any regulatory authority or termination of this Lease, whichever shall last occur.

Lessee shall provide Lessor a permit map as a matter of information, in a format acceptable to Lessor, for any coal seams being permitted on the Leased Premises at the time of permit submittal and at the time of any revisions and amendments thereof.

Lessee acknowledges that Lessor holds the Leased Premises for the purpose of maximizing the royalty revenue generated therefrom and agrees that it will work and mine the coal in accordance with said purpose and in accordance with general and detail maps and plans of mining and descriptions to be prepared by Lessee (hereinafter collectively called “Mine Plans”) and will submit a copy of same to the Lessor in a digital format acceptable to Lessor, if available. Said Mine Plans shall take into consideration the entire area proposed to be developed by Lessee, and shall make suitable provisions for (1) the proper protection of overlying and underlying seams so that they may be economically mined at a later date and (2) the reasonable and proper removal of all the mineable and merchantable coal from the Leased Premises. No Mine Plan shall be proposed which, if adopted, would render otherwise mineable and merchantable coal unmineable or unmerchantable or substantially more difficult or expensive to mine. The said Mine Plans shall be submitted to the Lessor at least 30 days prior to the commencement of any operation on the Leased Premises. In the event Lessor determines that the Mine Plans submitted by Lessee fail to comply with any of the terms of this Lease, Lessor shall so notify Lessee within 30 days of receipt of the Mine Plan, in which event Lessee will reasonably modify said Mine Plans to comply with the terms and conditions hereof. If Lessor makes no objection to a proposed Mine Plan within 30 days of receipt of the Mine Plan, then Lessor’s agreement with the Mine Plan is conclusively established for all purposes under this Lease. No material change in, modification of, or departures from any Mine Plans so approved shall be made in the development or operation of the mine or mines except pursuant to modified Mine Plans submitted by Lessee to Lessor for the purpose of allowing Lessor to determine that said modification complies with the terms of this Lease. Lessor shall have 30 days from receipt of a modified Mine Plan to object. If Lessor makes no objection to a proposed modified Mine Plan within 30 days of receipt of the modified Mine Plan, then Lessor’s agreement with the Mine Plan, as modified, is conclusively established for all purposes under this Lease. Lessor’s right to notify Lessee that proposed Mining Plans fail to comply with this Lease is a right reserved solely to protect Lessor’s interest in the Leased Premises and to prevent waste and is not intended to give and shall not be construed to give Lessor any control over Lessee’s operations. Lessor shall have no authority to determine the manner in which or the methods by which any of Lessee’s mining operations are to be conducted, all of which shall be solely determined by Lessee.

In the event Lessee desires to use Lessor’s surface rights, if any are owned or controlled by Lessor, over the Leased Premises, in connection with the conduct of its mining operations, or for any other permitted purpose under the terms of this Lease, it shall notify Lessor of the use and, if necessary, Lessor will cooperate with Lessee in formalizing the rights necessary, at no additional cost.

Lessee shall have no right, without prior written consent of Lessor, which shall not be unreasonably withheld, conditioned or delayed, to deposit slate, coal refuse, water or refuse of any kind on or in the Leased Premises in any manner or at any place which will materially impair Lessee’s ability or right to mine and remove any of the coal within the Leased Premises.

Lessee may conduct its operations under this Lease through its contractors or agents when approval has been granted in writing by Lessor, such approval not to be unreasonably withheld, conditioned or delayed, provided in any case Lessee shall be and remain liable to Lessor for all obligations of the Lessee under this authority, and subject to any reasonable conditions imposed by Lessor in granting its consent.

If it is found and reported to Lessee in writing by an agent of Lessor that in the progress of the work any areas of merchantable and mineable coal have been passed by or abandoned with the result that coal has not been mined and removed, which in accordance with generally accepted good mining practice should have been mined and removed, it shall be the duty of Lessee to return as soon as possible to such areas and mine and remove the coal therefrom, or failing so to do, Lessee shall account for the coal contained therein and pay the Tonnage Royalty therefore the same as though it had been mined. If there is a dispute between Lessor and Lessee as to whether Lessee has passed by or abandoned any coal which should have been mined and removed as above provided, such dispute shall be submitted to arbitration in the manner provided in Section 10 hereof.

Lessee shall employ a competent mining engineer, duly registered in the State of Illinois and acceptable to Lessor, whose duty it shall be to keep up the mine surveys and make accurate maps thereof, which maps shall at all times be subject to the inspection of Lessor, or its duly authorized agents, and copies furnished to the Engineer of Lessor at any time upon request but without such request at a minimum of on or before February 1, May 1, August 1 and November 1 of each year. Such maps shall show the location of all coal section numbers obtained by Lessee in addition to those measured by Lessor during mine inspections in a form convenient to Lessee and acceptable to the Engineer of Lessor. Upon request, Lessee shall provide to Lessor, on the date designated by Lessor, either monthly, quarterly or annual tonnage and sales price forecasts, as prescribed by Lessor, for coal to be mined from the Leased Premises in future years.

Lessee shall furnish Lessor copies of data derived from any and all coal exploration activities within the Leased Premises, including, but not limited to, drillers logs, geophysical logs, coal laboratory analyses, and geological maps.

Upon request of Lessor, Lessee shall make available for Lessor’s inspection and copying any and all laboratory analyses made of coal mined from the Leased Premises.

Upon request of Lessor, Lessee shall make available for Lessor’s inspection and copying any and all Lessee’s correspondence with government agencies or departments that pertain to the Leased Premises, or to operations undertaken or to be undertaken thereon.

Lessor, through its duly authorized agents, shall at all reasonable times have the right to enter said mines, inspect the same, and have surveys made thereof to determine if all the terms and conditions of this Lease are fully complied with, and for these purposes to use freely the means of access to said mines and the workings thereof without hindrance, but in such manner as not unreasonably to interfere with the operation thereof.

SECTION 7.     REMEDIES OF LESSOR.

If default be made by Lessee in the payment of the rentals and royalties herein and such default shall continue for a period of 15 days after written notification thereof has been posted to Lessee, then in each such event, Lessor may, at its option, terminate this Lease without any further notice and re-enter upon and take possession of the Leased Premises and hold and possess the same as its absolute property free and dear of any claims of, by, or through Lessee, and pursue any and all other remedies available under the laws of State of Illinois for violation of any covenant or condition hereof, and all such remedies the shall be deemed cumulative and not exclusive.

If default be made by Lessee in the performance of any of the other terms or conditions hereof required to be kept of performed by Lessee and such default shall continue for a period of 30 days after written notification thereof has been posted to Lessee, and in the event that Lessee is not reasonably engaged in curing the said default, then in such event, Lessor may, at its option, terminate this Lease without any further notice and re-enter upon and take possession of the Leased Premises and hold and possess the same as its absolute property free and clear of any claims of, by or through Lessee, and pursue any and all other remedies available under the laws of the State of Illinois for violations of any covenant or condition hereof, and all such remedies shall be deemed cumulative and not exclusive. Lessee shall notify Lessor of its proposed cure actions and continue to keep Lessor informed on a regular basis of the actions taken and results thereof. No action by Lessor pursuant to this Section 7 shall impair the right to rental and royalties due or accrued up to the time of termination and reentry hereunder, but none shall be charged for any period thereafter.

Lessee further agrees that if the interest of Lessee in the Leased Premises shall be sold on execution or judicial sale, or if bankruptcy proceedings be begun by Lessee, or if Lessee be adjudged a bankrupt, or it makes an assignment for the benefit of creditors, or a receiver be appointed for it or for the Leased Premises, or if an assignment occurs by operation of law, then, and in any such event, this Lease shall forthwith terminate and be forfeited and the Leased Premises and all improvements thereon shall forthwith become the property of Lessor, without compensation to Lessee, and without refund of any royalties paid hereunder.

SECTION 8.     ASSIGNMENT OR SUBLETTING.

Except for a Permitted Transfer, as defined below, Lessee covenants and agrees that it will not sell, assign, sublease, mortgage, pledge or otherwise transfer or encumber (collectively “Transfer) this Lease or any rights, interests or estates created by this Lease or all or any portion of the Leased Premises, either voluntarily or by operation of law or allow any third party to mine on the Leased Premises under any form of agreement or contract, without having first obtained the written consent of Lessor (which may be arbitrarily withheld).

Provided, however, that the prohibitions in the preceding paragraph are subject to the following Permitted Transfers. Any Transfer to an affiliate of Lessee herein is a Permitted Transfer. An entity is an affiliate if more than 51% of the entity to which this

Lease is being transferred is owned or controlled by the same individual or individuals who owned or controlled more than 51 % of Lessee at the time of execution of this Lease. Any Transfer to a Reputable and Prudent Coal Mining Company is a Permitted Transfer. “A Reputable and Prudent Coal Mining Company” shall mean any entity, or its parent or affiliate that over the three years immediately preceding the date of such Permitted Transfer (i) has produced not less than 5 million tons of coal whether directly and/or indirectly through its wholly owned subsidiaries or contract miners or predecessor companies on an annualized basis; (ii) has not filed a voluntary bankruptcy proceeding or been declared a bankrupt; (iii) has not been blocked by any governmental authority from holding any necessary mining permits; (iv) is not known to have forfeited any leases for coal reserves as a result of uncured defaults under such leases and (v) has a net worth of $25,000,000 or more on a consolidated basis. Any Transfer to an exchange traded public company is a Permitted Transfer. Any Transfer to an entity in which the individual or individuals owning Lessee at the time of the execution of this Lease contribute Lessee to allow the successor entity to issue shares to the public in a public offering is a Permitted Transfer. Any Transfer to a lender or group of lenders to Lessee wherein Lessee is pledging or encumbering its leasehold interest in this lease as security for or in return for the loan and said loan or financing is in an amount in excess of $10,000,000, is a Permitted Transfer.

In the case of an assignment, Lessee will first obtain and present to Lessor a covenant of assumption by the assignee, wherein such assignee expressly agrees to and with Lessor to assume and be bound by all of the covenants, terms, conditions and provisions hereof to the same extent as if said assignee had been named as the original Lessee.

Any such Transfer or Permitted Transfer shall not relieve Lessee from its obligations to comply with all the covenants, terms, conditions and provisions of this Lease, unless otherwise agreed in writing by Lessor. In the event Lessor consents to any Transfer, such consent shall not relieve Lessee and/or any transferee, assignee, sublessee, etc. from securing Lessor’s written consent to any further Transfer, other than a Permitted Transfer, nor shall any such consent be construed as a consent to any further transfer, other than a Permitted Transfer, or as a waiver of any portion of this section or of Lessor’s rights hereunder.

Upon the occurrence of any such Transfer without the prior written approval of Lessor, Lessor shall have the option to terminate this Coal Mining Lease by serving written notice of its election so to do.

SECTION 9.     WAIVERS AND RELEASES, ETC.

No waiver, release, modification, or amendment of any of the terms, conditions, or provisions of this Lease shall be valid or set up or relied upon by Lessor or Lessee, or offered by either of said parties in any judicial proceeding, arbitration proceeding or otherwise, unless the same is in writing duly exercised by Lessor and Lessee. The failure to exercise any right upon nonperformance shall not be construed as a waiver of the right to insist on subsequent performance of the terms and conditions hereof.

SECTION 10.     ARBITRATION.

In the event of a disagreement between the parties, they shall first engage in good faith negotiations with one another. Should good faith negotiations fail, they shall hire and share equally the cost of a competent mediator familiar with the subject matter at issue and engage in good faith mediation, involving the principal decision-makers for each Party. In the event that the disagreement between the parties is not solved by mediation, then as to any of the questions made subject to arbitration hereunder, such question or questions shall be submitted to three competent and disinterested arbitrators in the following manner. The party desiring such arbitration shall select its arbitrator and give written notice thereof to the other party, and shall in such notice state precisely the matter or matters which it is proposed to bring before the arbitrators, and only the matters so stated

shall be considered and decided by them. If the party receiving such notice shall fail to name an arbitrator within 15 days after notice as aforesaid has been given to it, the arbitrator named by the party giving such notice may and shall name and appoint an arbitrator for and in behalf of the party so in default, and the arbitrator so named and appointed shall have the same power and authority as if he had been appointed by such party. Prior to the appointment of a third arbitrator, as hereinafter set forth, each party shall submit to both arbitrators above-named a detailed statement of their last and final positions on the matters to be arbitrated. The arbitrators so chosen shall appoint a third arbitrator, and in the event they are unable to agree on such appointment, the appointment of the third arbitrator may be made by the Chief Judge of the District Court of the United States for the Southern District of Illinois on the application of either of the parties hereto. The three arbitrators shall immediately upon their selection hear and decide the question or questions submitted for arbitration and shall give to each of the parties hereto reasonable notice of the time and place of their meetings, and reasonable opportunity for the production of evidence. After hearing both parties, the arbitrators shall promptly make an award in writing upon the question or questions submitted and shall serve a copy of such award upon each party hereto. In making their award, the arbitrators shall choose one of the detailed statements submitted by the parties hereto as above set forth and shall not otherwise tender any award. The award of such arbitrators, or a majority of them, shall be final and binding upon the parties hereto, and the said arbitrators or a majority of them, shall, in their award and as a part thereof, decide by whom and in what proportion the costs of such arbitration shall be borne and paid and the amount of such costs. Neither party hereto shall have or enforce any right or remedy against the other in respect of any matter herein made the subject of arbitration, until such matter shall have been submitted to and decided by arbitration in the manner above provided, and then only in accordance with such decision in arbitration.

SECTION 11.     NOTICES.

Until written notice of a different address, all notices that are anywhere in this Lease provided to be given shall be served upon or mailed to Lessee at 430 Harper Park Drive; Beckley, WV 25801; with copy to Brian Glasser; Bailey & Glasser, LLP; 227 Capitol Street, Charleston, WV 25301 and to Lessor at NRP (Operating) LLC; L-2495; Columbus, OH 43260.

SECTION 12.     WARRANTY.

The Lessor, for itself, its successors and assigns, does hereby covenant and agree with the Lessee, subject to the exceptions and reservations herein set forth, and subject to such limitations, restrictions and defects in Lessor’s title to the Leased Premises as were in existence at the time of Lessor’s acquisition of title from an affiliate of Lessee to the various tracts comprising the Leased Premises, that upon the payment of the rentals and royalties and the performance of all and singular the covenants and agreements aforesaid, said Lessee shall and may peaceably and quietly have and enjoy said Leased Premises for and during the term aforesaid, and for the purposes aforesaid, free from any let or hindrance by the Lessor, its successors and assigns. Lessor does not warrant generally its title to the Leased Premises but warrants only that it has done no act to encumber the titles that it acquired to the various tracts comprising the Leased Premises since its acquisition of said tracts that would interfere with the operations of the Lessee hereunder. In the event that Lessee did not have the right to mine coal in any part of the Leased Premises because of the rights of a holder of an outstanding superior title antedating Lessor’s acquisition of title to the tract or tracts in question, if the Lessee has mined and removed a part or all of the coal therefrom and paid the Lessor therefore on the royalty basis, the Lessor agrees to repay to the Lessee the amount of royalty so paid, without interest, but the Lessor shall not be otherwise liable for any damage to Lessee on account of the mining and removing of said coal by the Lessee.

SECTION 13.     SUCCESSORS AND ASSIGNS.

All covenants, agreements, and conditions herein set forth to be performed by or on behalf of Lessor or Lessee shall bind their respective successors and assigns, whether so expressed or not, and shall inure to the benefit not only of Lessor and Lessee, but also the benefit of their respective successors and assigns; but this Section 14 shall not be construed as in anywise modifying the provisions of Section 9 hereof.

SECTION 14.     REMOVAL OF PROPERTY.

Lessee, having performed all the terms and conditions of this Lease to be by it performed, or having decided not to extend the Lease for an additional term, or having mined all the merchantable and mineable coal herein demised, may, within 6 months thereafter, remove any and all mobile mining equipment and personal property owned by Lessee. If the Lessee shall fail to remove any of the mobile mining equipment and personal property described above within said 6 months, then at Lessor’s option the same shall thereupon be and become the absolute property of Lessor.

SECTION 16.     TRANSPORTATION OF COAL MINED FROM ADJACENT TRACTS.

During any year in which Lessee operates a longwall mine on the Leased Premises and pays Tonnage Royalty during that year in an amount equal to the four Quarterly Deficiency Payments due for the year, Lessee shall have the right to transport foreign coal into or through the Leased Premises in consideration of which Lessee agrees to pay to Lessor on or before the 20th day of January following the year in which such foreign coal is so transported a wheelage charge equal to one-half of one (0.5%) percent of the Gross Selling Price of the foreign coal so transported. For purposes of this section, the term “foreign coal” shall mean any coal other than coal mined from the Leased Premises. Lessee shall have the right to transport coal, which is not foreign coal into, or through the Leased Premises free of such wheelage charge. The payments to be made hereunder shall not count toward or be credited against any recoupment rights granted for the Quarterly Deficiency Payments set out in Section 4 hereof.

SECTION 17.     CHOICE OF LAW.

This Lease shall be governed by and construed in accordance with the domestic laws of Illinois without giving effect to any choice or conflict of law provision or rule (whether of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Illinois.

IN TESTIMONY WHEREOF, the parties hereto have caused this tease to be executed in their respective names by their respective representatives thereunto duly authorized, all as of the day and year first above written.

Executed in duplicate.

NRP (OPERATING)LLC On Behalf of WPP LLC As its Sole Operating Manager

By	/s/ Kevin F. Wall

Its	VP & Chief Engineer

WILLIAMSON ENERGY, LLC

By	/s/ Donald Holcomb

Its	Authorized Person

STATE OF WEST VIRGINIA

COUNTY OF KANAWHA, TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 14th day of August, 2006, by Kevin F. Wall, Vice President & Chief Engineer of NRP (Operating) LLC, the sole operating manager of WPP LLC, a Delaware limited liability company, on behalf of WPP LLC.

My Commission expires December 13, 2010

[SEAL]

/s/ Marc R. Weintraub
Notary Public

STATE OF WEST VIRGINIA

COUNTY OF KANAWHA, SS

I, Marc Weintraub, a Notary Public in and for the State and County a foresaid, do certify that Donald Holcomb, who signed the above Writing dated August 14, 2006, for WILLIAMSON ENERGY, LLC, has this day, in my said County, before me, acknowledged the said writing to be the act and deed of said corporation.

Given under my hand and notarial seal this 14th day of August, 2006.

/s/ Marc R. Weintraub
Notary Public

My Commission expires December 13, 2010

[SEAL]

Exhibit 10.40

FIRST AMENDMENT

TO THE

AMENDED AND RESTATED COAL MINING LEASE

AGREEMENT

THIS FIRST AMENDMENT TO THE AMENDED AND RESTATED COAL MINING LEASE AGREEMENT dated as of May 19, 2008 (hereinafter “Amendment”), by and between WPP LLC, a Delaware limited liability company (hereinafter “Lessor”) and WILLIAMSON ENERGY, LLC, a Delaware limited liability company (hereinafter “Lessee”).

WHEREAS, Lessor and Lessee entered into that certain Amended and Restated Coal Ming Lease Agreement dated August 14, 2006 (hereinafter “Lease”); and

WHEREAS, Lessee has requested that the Amended and Restated Coal Mining Lease Agreement be amended to exclude a certain wheelage charge, as specified in Section 16 of the Lease, on certain foreign coal located outside the leased Premises and Lessor is willing to do so; and

NOW THEREFORE, in consideration of the terms and conditions herein and other good and valuable consideration, the Lessor and Lessee agree hereto as follows:

1.	The recitals above are incorporated herein and made a part of this Amendment.

2.	Section 16. of the Amended and Restated Coal Mining Lease Agreement is hereby modified by deleting the following:

“For purposes of this section, the term “foreign coal” shall mean any coal other than coal mined from the Leased Premises:”

and incorporate the following in its place:

“For purposes of this section, the term “foreign coal” shall mean any coal other than coal mined from the Leased Premises, except for the 1,956.81 acres, more or less, of coal mined from the Premises, known as the 5000-FOOT EXTENSION”, which is leased from Independence Land Company, LLC to Lessee by Coal Mining Lease Agreement dated March 13, 2006:”

3.	Except as modified herein, the Lease shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their respective names by their respective officers or representatives whom are duly authorized to execute this Amendment as of the date hereof.

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Executed in duplicate.

NRP (Operating) LLC On Behalf of WPP LLC As Its Sole Member

By:	/s/ Kevin F. Wall
Kevin F. Wall
Its:	Vice President & Chief Engineer

WILLIAMSON ENERGY, LLC

By:	/s/ Donald R. Holcomb

Its:	Authorized Person

STATE OF WEST VIRGINIA,

COUNTY OF CABELL, TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 27th day of May, 2008, by Kevin F. Wall, Vice President & Chief Engineer of NRP (Operating) LLC, the sole member of WPP LLC, a Delaware limited liability company, on behalf of WPP LLC.

My commission expires: November 1, 2008.

/s/ Paddy Sue Gay
NOTARY PUBLIC

[SEAL]

2

STATE OF WV,

COUNTY OF RALEIGH, TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 19th day of May, 2008, by Donald Holcomb, as Authorized Person of WILLIAMSON ENERGY, LLC.

My commission expires: 2/24/2013.

/s/ Beth Marie DePolo
NOTARY PUBLIC

[SEAL]

3

Exhibit 10.41

THIS AMENDMENT (“Amendment”) TO AMENDED AND RESTATED COAL MINING LEASE AGREEMENT is made and dated on December 18, 2009 (“Effective Date”), and is by and between WPP LLC (“Lessor”), a Delaware limited liability company, and WILLIAMSON ENERGY, LLC (“Lessee”), a Delaware limited liability company, each a “Party” and collectively the “Parties”.

W I T N E S S E T H

WHEREAS, the Parties have entered into that certain Amended and Restated Coal Mining Lease Agreement dated as of August 14, 2006 (“Lease”) regarding the leasing of certain coal reserves and the terms and conditions under which such coal reserves are to be mined; and

WHEREAS, the Parties are willing and have agreed to amend the Lease in accordance with the terms, conditions, and provisions of this Amendment.

NOW, THEREFORE, in consideration of the premises which are not mere recitals but are an integral part hereof and for other good and valuable consideration including without limitation the continuation of the Lease as amended by this Amendment, the Parties, intending to be legally bound hereby, covenant and agree as follows:

1. Lessor and Lessee hereby agree to add to the Leased Premises (as defined in the Lease) for the purpose of mining (by any deed or underground mining method including without limitation continuous miner(s) and longwall mining), processing and transporting, the following coal (as hereafter defined) in and under the Additional Property (as hereafter defined): all the coal in the Herrin No. 6 Seam of coal (“coal”) in and under that area bordered or outlined with a blue line with the words “LEASE ADDITION” printed within such blue border or boundary on the map or drawing attached hereto and incorporated herein entitled “EXHIBIT A – Lease Exhibit” (bearing “DATE: 12/14/2009”) (“Exhibit A”) in Sections 9 and 10, Township 8 South, Range 4 East, of the Third P.M., Williamson County, Illinois (“Additional Property”). The Additional Property is described on Exhibit A as the “Area to be added to the Coal Mining Lease Agreement”; contains 89.2 acres, more or less; and is further described in a metes and bounds description set forth on Exhibit A, reference to which is made for a further and more particular description of the Additional Property. From and after the Effective Date, the coal in and under the Additional Property shall be part of the Leased Premises and shall be treated and considered to be part of the Leased Premises for all purposes in and under the Lease.

2. Notwithstanding anything in Section 4 of the Lease (“Royalties”) to the contrary, for all the coal in and underlying the Additional Property mined by the longwall mining method Lessee shall pay Lessor a tonnage royalty in the amount of 10.18% of the Gross Selling Price (as defined in the Lease) of such coal in accordance with the applicable terms and provisions of said Section 4 of the Lease. Notwithstanding anything in Section 4 of the Lease (“Royalties”) to the contrary, for all the coal in and underlying the Additional Property mined by any mining method other than the longwall mining method Lessee shall not owe or pay Lessor any tonnage royalty, any overriding royalty, or any other form of payment or remuneration.

3. Lessor and Lessee hereby agree that a specific part of portion of the Leased Premises in and under the Lease (hereafter described as the “Released Property”) is and shall be released from the Lease, from the operation and effect thereof, and from the Leased Premises therein. The “Released Property” is all of the No.5 and Herrin No.6 Seams of coal in and under the area bordered or outlined with a blue line with the words “RELEASED PROPERTY” printed within such blue border or boundary on the map or drawing attached hereto and incorporated herein entitled “EXHIBIT B - Released Property” (bearing “DATE: 12/14/2009”) (“Exhibit B”) in Sections 11, 12, 13 and 14, Township 7 South, Range 3 East, of the Third P.M., in Franklin County, Illinois. The Released Property on Exhibit B contains 61.9 acres, more or less; and is further described in a metes and bounds description set forth on Exhibit A, reference to which is made for a further and more particular description of the Released Property. Lessor hereby specifically releases the Released Property from the Lease, from the operation and effect thereof, and from the Leased Premises therein; and Lessee hereby specifically accepts the release of the Released Property from the Lease, from the operation and effect thereof, and from the Leased Premises therein.

4. In connection with this Amendment and all transactions contemplated by this Agreement, each Party agrees, and agrees to cause its affiliates, to prepare, execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Amendment and all such transactions.

5. This Amendment shall be interpreted as mutually drafted by all Parties and shall not be construed more severely against any Party as the preparer of the document.

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6. This Amendment may be executed in any number of counterparts (including facsimile counterparts), all of which taken together shall constitute one and the same instrument, and any Party may execute this Amendment by signing any such counterpart(s).

7. Except as expressly modified and amended in this Amendment, all of the terms, conditions and provisions of the Lease shall remain in full force and effect.

IN WITNESS WHEREOF, each Party has executed this Amendment as of the Effective Date.

NRP (OPERATING) LLC On Behalf of WPP LLC As Its Sole Member

By:	/s/ Kevin F. Wall

Name:	Kevin F. Wall

Title:	Executive VP – Operations

WILLIAMSON ENERGY, LLC

By	/s/ Donald R. Holcomb

Name:	Donald R. Holcomb

Title:	Authorized Person

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STATE OF WEST VIRGINIA,

COUNTY OF CABELL, TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 18th day of December, 2009, by Kevin F. Wall, the Executive VP - Operations of NRP (OPERATING) LLC, which is the sole member of WPP LLC, a Delaware limited liability company, on behalf of WPP LLC.

My Commission expires: March 13, 2011.

/s/ Regina D. Sacre
Notary Public

[SEAL]

STATE OF WV,

COUNTY OF KANAWHA, TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 22nd day of December, 2009, by Donald R. Holcomb, the Authorized Person of WILLIAMSON ENERGY, LLC, a Delaware limited liability company, on behalf of WILLIAMSON ENERGY, LLC.

My Commission expires: June 20, 2015.

/s/ Linda E. Sadler
Notary Public

[SEAL]

4

Exhibit 10.42

THIS THIRD AMENDMENT (“Third Amendment”) TO AMENDED AND RESTATED COAL MINING LEASE AGREEMENT is made and dated on August 12, 2010 (“Effective Date”), and is by and between WPP LLC (“Lessor”), a Delaware limited liability company, and WILLIAMSON ENERGY, LLC (“Lessee”), a Delaware limited liability company, each a “Party” and collectively the “Parties”.

W I T N E S S E T H

WHEREAS, the Parties have entered into that certain Amended and Restated Coal Mining Lease Agreement dated as of August 14, 2006 (“Lease”), a memorandum of which (entitled “Short Form of Amended and Restated Coal Mining Lease Agreement” and dated effective as of August 14, 2006) was recorded on October 24, 2006 in the Office of the Clerk and Recorder of Williamson County, Illinois in Miscellaneous Record 301, Page 480, regarding the leasing of certain coal reserves and the terms and conditions under which such coal reserves are to be mined; and

WHEREAS, the Lease has been amended by (i) that certain First Amendment to the Amended and Restated Coal Mining Lease Agreement dated as of May 19, 2008 (“First Amendment”) and (ii) that certain Amendment to Amended and Restated Coal Mining Lease Agreement dated December 18, 2009 (“Second Amendment”, and the Lease, as amended, is also hereafter referred to as the “Lease”); and

WHEREAS, the Parties are willing and have agreed to amend the Lease in accordance with the terms, conditions and provisions of this Third Amendment.

NOW, THEREFORE, in consideration of the premises which are not mere recitals but are an integral part hereof and other good and valuable consideration including the rents, royalties, covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

1. Lessor and Lessee hereby agree to add to the Leased Premises (as defined in the Lease) for the purpose of mining (by any deed or underground mining method including without limitation continuous miner(s) and longwall mining), processing and transporting, the following coal (as hereafter defined) in and under the Additional Property (as hereafter defined): (i) all the coal in the No. 5 Seam of coal in and under that area bordered or outlined with the dark line with the words “LEASE ADDITION” printed within such border (“Lease Addition Area”) on the map or drawing attached hereto and incorporated herein entitled “EXHIBIT A – Lease Exhibit” and bearing “DATE: 12/14/2009” (“Exhibit A”) in Sections 9 and 10, Township 8 South, Range 4 East, of the Third P.M., Williamson County, Illinois (noting (a) that the Lease Addition Area is described on Exhibit A as the “Area to be added to the Coal Mining Lease Agreement”; contains 89.2 acres, more or less; and is described in a metes and bounds description set forth on Exhibit A, reference to which is made for a further and more particular description of the Lease Addition Area; and (b) that all the coal in the Herrin No. 6 Seam of coal in and under the Lease Addition Area was added to the Leased Premises (as defined in the Lease) by the Second Amendment); and (ii) all the coal in the No. 5 and No. 6 Seams of coal in and under those lands and properties situated in Sections 28 and 33, Township 7 South, Range 4 East, of the Third P.M., Franklin County, Illinois, which are described, identified or referred to on “EXHIBIT “B”“ attached hereto and by reference made a part hereof (collectively “Additional Property”, and with all such coal being hereafter collectively the “coal”). The coal in and under the Additional Property shall be part of the Leased Premises and shall be treated and considered to be part of the Leased Premises for all purposes in and under the Lease.

2. Lessor and Lessee also hereby agree to add to the Leased Premises (as defined in the Lease) for the purpose of mining (by any deed or underground mining method including without limitation continuous miner(s) and longwall mining), processing and transporting, the following Pier Coal (as hereafter defined) in and under the Pier Premises (as hereafter defined): all the coal in the No. 5 and No. 6 Seams of coal (“Pier Coal”) in and under the “Premises” (consisting of 80 acres, more or less, in Williamson County, Illinois and hereafter defined as “Pier Premises”) as defined in that certain “Coal Lease” dated April 5, 2006 by and between Pier Co., an Illinois corporation, as “Lessor”, and Williamson Development Company, LLC (“WDC”), as “Lessee” (“Pier Lease”), whereby Pier Co. leased to WDC the coal only in and under the Pier Premises together with other exclusive rights regarding such coal. There is a “Memorandum of Coal Lease” of or for the Pier Lease by and between Pier Co. and WDC dated April 5, 2006 and recorded on April 6, 2006 in the Office of the County Clerk and Recorder of Williamson County, IL in Miscellaneous Record 297, Page 864. WDC assigned the

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No. 5 and No. 6 Seams of coal only in or under the Pier Premises and all rights relating or pertaining to or connected with such No. 5 and No. 6 Seams of coal as set forth in the Pier Lease (collectively “Pier Coal and Related Rights”) to WPP LLC (Lessor herein), and Lessor acquired and accepted the Pier Coal and Related Rights pursuant to and in accordance with that certain “Partial Assignment of Coal Lease” dated August 12, 2010 by and between WDC, as “Assignor”, and Lessor, as “Assignee” (“Pier Coal Lease Assignment”). The Pier Coal in and under the Pier Premises shall be part of the Leased Premises and shall be treated and considered to be part of the Leased Premises for all purposes in and under the Lease. However, the inclusion of the Pier Coal as part of the Leased Premises in and under the Lease shall be treated as and be in the form of a sublease of the Pier Coal from Lessor to Lessee (“Pier Coal Sublease”); and as part of the Pier Coal Sublease, Lessee agrees to assume, carry out and perform all of the terms, obligations, benefits and conditions of the Pier Lease but only as they relate or pertain to the Pier Coal and Related Rights which were assigned to and assumed by Lessor pursuant to the Pier Coal Lease Assignment in the same manner as if Lessee herein were the original Lessee of the Pier Coal and Related Rights in the Pier Lease.

3. In connection with this Third Amendment, each Party agrees, and agrees to cause its affiliates, to prepare, execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Third Amendment.

4. This Third Amendment shall be interpreted as mutually drafted by all Parties and shall not be construed more severely against any Party as the preparer of the document.

5. This Third Amendment may be executed in any number of counterparts (including facsimile counterparts), all of which taken together shall constitute one and the same instrument, and any Party may execute this Third Amendment by signing any such counterpart(s).

6. Except as expressly modified and amended in this Third Amendment, all of the terms, conditions and provisions of the Lease shall remain in place, in force and in effect.

[Signatures and Notary Acknowledgments are on the following pages.]

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IN WITNESS WHEREOF, each Party has executed this Third Amendment as of the Effective Date.

Executed in duplicate.

“Lessor”

WPP LLC

By:	NRP (OPERATING) LLC
Its:	Sole Member

By:	/s/ Kevin F. Wall

Name:	Kevin F. Wall

Title:	Executive Vice President – Operations

“Lessee”

WILLIAMSON ENERGY, LLC

By	/s/ Donald R. Holcomb

Name:	Donald R. Holcomb

Its	Authorized Person

4

STATE OF WV,

COUNTY OF KANAWHA, TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 10th day of November, 2010, by Kevin F. Wall as Exec. VP – Operations of NRP (Operating) LLC, which is the sole member of WPP LLC, a Delaware limited liability company, on behalf of WPP LLC.

My Commission expires June 20, 2015

/s/ Linda E. Sadler
Notary Public

[SEAL]

STATE OF FLORIDA,

COUNTY OF PALM BEACH, TO-WIT:

The foregoing instrument was acknowledged, subscribed and sworn to before me this 3rd day of November, 2010, by Donald R. Holcomb as Authorized Person of Williamson Energy, LLC, a Delaware limited liability company, on behalf of Williamson Energy, LLC.

My Commission expires: July 07, 2014.

/s/ Rhiannon Siegel
Notary Public

[SEAL]

5

Exhibit 10.43

SURFACE SUBLEASE AND OPERATION AGREEMENT

THIS SURFACE SUBLEASE AND OPERATION AGREEMENT (“Agreement” or “Sublease”) is entered into as of this 13th day of March, 2006 by and between WILLIAMSON ENERGY, LLC, a Delaware limited liability company (“Lessor”) and WILLIAMSON TRACK, LLC a Delaware limited liability company (“Lessee”).

RECITALS

A. Lessor currently leases a tract of real property situate in Williamson and Franklin Counties, Illinois, pursuant to that Lease made and entered into as of May 1, 2005 by and between Steelhead Development Company, LLC, as lessor, and Williamson Energy, LLC, as lessee, of record in Miscellaneous Record Book 291, Page 462 in the Office of the Recorder of Williamson County, Illinois (the “Surface Lease”);

B. Lessor desires to sublease to Lessee hereunder a portion of the tract of real property demised to Lessor under the Surface Lease, which portion of the property is shown on the map attached hereto as Exhibit A (such tract hereinafter referred to as the “Premises”) for the purpose of permitting Lessee to construct and operate a railroad track from the Williamson Energy Rail Loop to the Canadian National Rail Road for purposes of transporting coal produced from the Primary Property identified herein (said railroad track will hereinafter be referred to as the “Williamson Track”);

C. Lessor desires to avoid the capital costs associated with constructing, operating and maintaining Lessor’s own railroad track to transport coal produced from the Primary Property;

D. Lessor intends for Lessee to be the exclusive provider of the transportation services contemplated in this Agreement for coal produced from the Primary Property for so long as this Sublease is in effect.

E. Lessor desires to sublease the Premises to Lessee, subject to all terms and conditions contained in the Surface Lease and this Agreement.

WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.0 Demise. Subject to all exceptions, reservations, conditions, waivers and restrictions contained in the Surface Lease and all prior deeds and other instruments forming the chain of title of the Premises, and further subject to all the exceptions, reservations, terms and conditions expressly stated in this Agreement, Lessor does hereby SUBLEASE, LET and DEMISE the Premises to Lessee. Lessor’s sublease and demise of the Premises to Lessee is conditioned upon Lessee’s agreement to comply with all terms and conditions contained in the Surface Lease, which Surface Lease is attached hereto as Exhibit C and incorporated herein by reference.

2.0 Use Rights Within the Subleased Premises. Lessor hereby grants unto Lessee the right to use the surface of the Premises to construct, operate and maintain the Williamson Track, and any other structures incident or necessary thereto, including rail road track, storage buildings and areas, utilities, water and sewer lines, pipelines and power lines, or to grant permission to a third party to construct the same, and to conduct such other surface operations that are reasonably necessary in connection with the operation of the Williamson Track; provided, however, that Lessee shall not construct, operate or maintain any structures that fail to comply with the Surface Lease and all permits and laws governing the Premises, and Lessee shall not construct any permanent surface impoundments, fill or storage areas or disposal operations of any kind or nature on the Premises without the prior written consent of Lessor.

3.0 Grant of Easement and License. Lessor also grants unto Lessee an easement, right of way and license for the term of this Operating Sublease to use the Premises for the purpose of constructing, operating and maintaining the Williamson Track.

4.0	Additional Surface Rights Within the Subleased Area and Adjacent Area:

Lessor hereby further grants unto Lessee the following additional rights relating to the conduct of operations on the Premises and adjacent area:

a. The right of ingress, egress and all other access rights for all purposes related to the performance of Lessee’s services under this Agreement, including, but not limited to, the right to construct and maintain roadways in such locations as may be approved by Lessor, which approval shall not be unreasonably withheld;

b. The right to conduct seismographic testing, surveying, and all other testing, examination or prospecting that may be necessary or convenient to the conduct of Lessee’s services under this Agreement;

c. The right to construct, operate and maintain such facilities and/or structures on the Premises as may be necessary or convenient to the operation of the Williamson Track; provided, however, that all such facilities and structures must comply with the terms of the Surface Lease, this Agreement and all permits on the Premises, and provided further that Lessee may not construct any ponds, reservoirs for water or waste material, stockpiles, valley fills and/or dump minerals, overburden, tailings, spoils, or other waste material, or construct or operate leaching ponds of any kind or nature on the Premises without the prior written consent of Lessors. No buildings, structures, improvements, or other obstruction shall be constructed within the limits of any electric transmission or distribution line right of way reserved from this Sublease. All disposal operations within any reserved easement and right of way must comply with applicable code clearance requirements, and shall be subject to Lessor’s approval.

d. The right to construct or grant permission for a third party to construct any pipelines, power lines, water and sewer lines, or utilities on the Premises, or to grant permission to a third party to construct the same, as Lessee may deem appropriate; provided, however, that Lessee shall not construct, operate or maintain any structures that fail to comply with the Surface Lease and all permits and laws governing the Premises

e. The right to construct, operate and maintain the Williamson Track.

f. In the event the Lessor’s written consent is reasonably required by any administrative agency of Illinois or any other state or the United States of America, Lessor agrees to timely sign, without further compensation, any required document indicating its consent and approval of Lessee’s operations hereunder, subject to all terms and conditions of the Surface Lease and all exceptions and reservations either expressly or generally noted in Paragraph 5.0.

g. The right, if necessary, after the termination or expiration of this Agreement, to continue to have access to the Premises in connection with the conduct of any restoration or reclamation operations, without further compensation therefore, subject to all terms and conditions of the Surface Lease and all exceptions and reservations either expressly or generally noted in Paragraph 5.0.

h. The unlimited right to transport Foreign Coal over or through the Premises. For purposes of this Agreement, “Foreign Coal” is defined as any coal that is not delivered to Lessee by Lessor.

5.0	Exceptions and Reservations:

The Lessor hereby reserves to itself, its employees, subcontractors, agents, successors and assigns:

5.1 The right to enter in or upon the Premises, at Lessor’s sole expense and risk, during normal working hours, for the purpose of inspecting the Premises, in a manner which shall not unreasonably interfere with the business of the Lessee in its operations under this Sublease;

5.2 The right to cut or remove any timber growing on the surface of the Premises; provided, however, that with the advance written consent of Lessor, the Lessee may cut timber interfering with Lessee’s operations hereunder. All timber which shall be cut and removed shall be cut in lengths designated by the Lessor. Title to all timber, including that cut with permission of Lessor, is reserved to Lessor.

5.3 The right to explore for, drill, test, develop, mine and remove from the Premises all coal, oil, gas, casing head gas, hydrocarbons, coal seam gas, petrochemicals, rocks, minerals, mineral substances, non-mineral substances and any other substances now known or hereafter discovered. It is understood and irrevocably agreed that the intent of this paragraph is that Lessor reserves unto itself, its successors and assigns, all substances presently known or those substances which may come to be known or identified in the future, including without limitation, those substances recited above, together with the right to explore for, mine and remove said reserved substances. It is recognized by the parties hereto that the rights herein reserved to Lessor may possibly conflict with the rights granted to Lessee hereunder. In the event of such a conflict or potential conflict, the parties shall negotiate in good faith and attempt to resolve the issue to their mutual satisfaction, and that any and all future leases, easements, contracts or licenses granted by Lessor, its successors, assigns, principals, employees, contractors or agents to explore for, drill, test, mine, develop or remove the reserved substances will require coordination with Lessee such that Lessee can conduct its operations hereunder reasonably free of interference.

5.4 The right to cause subsidence to occur on any portion of the Premises, including without limitation, any portion of the rail line or other equipment to be installed by Lessee on the Premises, without liability to Lessee for the same.

5.5 The right to construct, operate, maintain and use facilities and rights-of-way across the Premises for any power lines, communications lines, pipelines, conveyors, roads or other improvements or facilities as may be necessary or desirable in Lessor’s discretion for the purpose of gaining access to the Primary Property or distributing electric or other energy to the Premises or the Primary Property, and for telephone, telegraph or communications purposes, without compensation therefore. Lessor further excepts and reserves from this Sublease any existing transmission and distribution power lines and appurtenant poles, towers, supporting structures, cross arms, conductors, wires, cables, and other facilities and associated equipment now located on the Premises, whether overhead or underground, and also excepting and reserving unto Lessor, its affiliated companies, predecessors in interest, successors and assigns, lessees and tenants permanent rights-of-way and easements for such purpose.

5.6 The right to construct, reconstruct, operate, maintain, inspect, protect, repair, replace, renew, relocate, or remove poles, supporting structures, and towers with cross arms, guys, anchors, grounding systems and fixtures, and all other facilities and associated equipment, and string conductors, wires, and cables thereto from time to time.

5.7 Lessee shall not place any building, structure or other improvement or other obstruction within the rights of way and easements herein reserved, and Lessor shall have the right to cut, trim and/or otherwise control, and at Lessor’s option, to remove from the right-of-way and easement herein reserved, or from the Premises adjoining the same on either side, any trees, overhanging branches, brush, or other obstructions which may endanger the safety of or interfere with the construction, operation, or maintenance of said poles, towers, supporting structures, cross arms, guys, anchors, grounding systems, fixtures, conductors, wires and cables.

5.8 The right of ingress and egress from the easements reserved herein to public roads in and over existing or future roads and lanes and other reasonable routes on the above-described real estate.

5.9 The rights, easements, privileges, and appurtenances which may be required or desirable for the full exercise of the rights herein reserved.

5.10 All exceptions, reservations, conditions, waivers and restrictions contained in the Surface Lease and all prior deeds and other instruments forming the chain of title of the Premises

5.11 All other property rights in the Premises not herein expressly leased and demised, together with the right to fully use and enjoy the same.

6.0	Term.

6.1 This Sublease shall become effective upon the date of execution hereof. Subject to the term of the Surface Lease, this Sublease shall continue in effect for a period equal to the longer of (i) twelve (12) years or (ii) sixty percent (60%) of the life of the coal reserves on the property described on the map attached as Exhibit B (the “Primary Property”). At the end of the term of this Sublease, Lessor shall have the option to renew this Sublease on terms mutually agreeable to both parties, or to buy the Williamson Track for seventy percent (70%) of its fair market value as determined by an independent appraiser satisfactory to both parties.

6.2 Lessor shall have the right (i) to cause Lessee to suspend its services performed hereunder, in whole or in part, in the event, and as often as such event may occur, Lessor is compelled to do so because of fires, floods, or other acts of God, labor disputes, rail car shortages, or other conditions beyond Lessor’s reasonable control, and (ii) to cause Lessee to suspend its services performed hereunder, in whole or in part, in the event, and as often as such event may occur, coal from the Primary Property cannot be marketed at a reasonable profit; provided.

6.3 Lessor shall have no minimum shipping obligations under this Agreement.

6.4 Lessee shall be the exclusive provider of the coal transportation services contemplated in this Agreement for coal produced from the Primary Property for so long as this Sublease is in effect; Provided, however, that if Lessee is unable to transport Lessor’s coal as stated in this Agreement, Lessor shall have the right to obtain those services elsewhere until such time as Lessee is able to resume those services, subject to any right on the part of Lessor to terminate this Agreement provided herein.

6.5 NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, LESSOR MAKES NO REPRESENTATIONS, COVENANTS, OR WARRANTIES, EXPRESSED, IMPLIED OR OTHERWISE, TO THE LESSEE AS TO THE DURATION OR CONTINUANCE OF THIS OPERATING SUBLEASE.

7.0	Lessee’s Construction and Operation of Williamson Track and Transportation of the Coal.

7.1 Lessee shall be responsible, at Lessee’s sole cost and expense, for constructing the Williamson Track and any structures or facilities incidental or necessary thereto in conformance with the Surface Lease and all applicable permits, laws and regulations. The Williamson Track shall be designed and constructed so as to enable Lessee to provide the coal handling and loading services specified herein in a modern and efficient manner.

7.2 Lessee shall be responsible for operating, repairing and maintaining the Williamson Track and for keeping the same in good working order at all times.

7.3 Subject to the terms and conditions of this Agreement, Lessee shall have the exclusive right to, and shall have the obligation to transport all coal from the Primary Property on the Williamson Track.

7.4 Lessee agrees to perform its services hereunder in an efficient manner through the use of diligent and skillful management and labor, in conformity with generally accepted industry standards.

7.5 Lessee shall forthwith commence its work hereunder and agrees to furnish, except as otherwise agreed in writing by the parties or provided herein, all labor, equipment, materials, supplies, tools and services to fully satisfy its obligations and duties specified herein. Lessee represents to Lessor that it has made an independent examination of the Premises, is familiar with the physical condition of the area, and that it has the personnel, skills, training and experience necessary to carry out and perform the services to be provided hereunder.

7.6 Lessee agrees to operate the Williamson Track as scheduled by Lessor in order to enable uninterrupted production and transportation of coal produced from the Primary Property. Lessee shall be responsible for providing all personnel necessary for maintenance and repair of the Williamson Track and the Premises, including the necessary personnel and services to assure continuous and uninterrupted operations during designated working hours with a minimum of downtime. Lessee shall schedule its work and repairs to the Williamson Track so as to minimize any downtime, and shall schedule such downtime only after approval by Lessor’s representative.

7.7 Lessee shall be responsible for keeping the Williamson Track and the Premises in a neat, clean and orderly condition, reasonably free of debris and in compliance with all applicable federal, state and local environmental, health, safety and other laws, rules and regulations.

7.8 Lessee shall not take title to or have any ownership interest in any coal or other materials handled under this Agreement. Lessee shall not be liable to Lessor for any damages for loss or injury to the coal which could not have been avoided by Lessee’s exercise of due care in the performance of its duties specified in this Agreement.

7.9 Upon the expiration or termination of this Sublease and upon Lessor’s written request, Lessee shall be responsible for restoring the Premises to its original state at the commencement of this Sublease within six (6) months from the date of expiration or termination hereof, and performing all reclamation activities required under all applicable permits on the premises. Except as otherwise requested by Lessor in writing or if Lessor purchases the Williamson Track pursuant to Section 6.1 hereof, Lessee covenants and agrees, in conjunction with the foregoing to remove the Williamson Track and all surface structures, facilities and amenities installed by Lessee on or within the Premises during or in connection with Lessee’s conduct of operations under this Agreement, including but not limited to, all structures, conveyors, stockpiles, buildings, roads, tracks, scales, utilities, and other facilities, or other improvements and reclaim the affected areas as required by all applicable permits and laws.

7.10 Lessor and Lessee shall jointly own the Williamson Track on the Premises as tenants in common, and their respective interests in and to the Williamson Track are set out in more detail in a Tenancy–in–Common Agreement executed by and between Lessor and Lessee of even date herewith.

8.0	Consideration.

As full consideration for the services of Lessee in maintaining and operating the Williamson Track and transporting coal from the Primary Property thereby, Lessee shall be paid as follows:

8.1 For each ton of coal produced from the Primary Property that is transported on the Williamson Track, Lessee shall be paid a fee of Three Cents ($0.03),

which fee shall escalate at the rate of Two Percent (2%) per ton per year during the term of this Sublease. After this Sublease has been in effect for one (1) year, Lessor and Lessee shall conduct a good faith negotiation to adjust the fee charged for Lessee’s services under this Section, within plus or minus twenty percent (20%) of the current fee stated herein.

8.2 Lessee’s payment shall be calculated on the same number of clean tons that customers pay to purchase the coal from the Primary Property, as shown by copies of invoices supplied to Lessee for the sole purpose of verifying the number of tons sold.

8.3 Lessee shall be paid on the 25th of each month for the prior one-half month and Lessee’s payments shall be based on invoices submitted for the applicable period by Lessee on the 15th of each month.

8.4 Lessee shall pay to Lessor rent in the amount of Five Thousand Dollars ($5000.00) for each year of this Sublease as consideration for Lessee’s use of the Premises. Lessee’s rent payment shall be paid on or before the 10th day of the month following each anniversary date of this Sublease.

8.5 Lessee shall pay Lessor a charge for moving Foreign Coal through the Premises. If Foreign Coal is delivered by a non-Affiliate of Lessee, then the fee shall be thirty percent (30%) of the net income Lessee derives from moving such Foreign Coal through the Premises (“Third Party Foreign Coal Fee”). For purposes of this subsection, “net income” shall mean the gross revenue received by Lessee for the Foreign Coal movement less the operating cost of providing such services. If Foreign Coal is delivered by an Affiliate of Lessee, then the fee shall be thirty percent (30%) of the estimated net income that Lessee could receive from moving such Foreign Coal on terms negotiated on an arms’ length basis. Lessor acknowledges that Lessee’s actual charges to an Affiliate may be higher or lower than a Third Party Foreign Coal Fee. “Affiliate” means, with respect to a person, any other person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such first person. “Control”, as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities or otherwise. Lessee shall calculate fees for Foreign Coal in good faith and shall provide Lessor with reasonable access to its books and records concerning the calculation of such fees.

8.6 Lessor’s payment of the Foreign Coal Fee pursuant to Section 8.5 shall be calculated on the same number of clean tons that customers pay to move the Foreign Coal, as shown by copies of invoices supplied to Lessor for the sole purpose of verifying the number of tons moved. Any information from customer invoices that is not necessary for Lessor to verify the tonnage, including without limitation, any information regarding the price paid for movement of the Foreign Coal, may be redacted prior to the time the invoices are produced to Lessor.

8.7 Lessor shall be paid on the 15th of each month for all Foreign Coal moved through the Premises in the prior month.

9.0	Payments; Weight Upon Which Payments are Calculated.

9.1 Lessor shall at all times have the right to deduct and set off from any payments or other sums due to Lessee hereunder any amounts owed to Lessor by Lessee for any reason except for payments owed by Lessee for the movement of Foreign Coal through the Premises, as well as (i) any amounts paid by Lessor on behalf of Lessee to third parties, or (ii) any amounts which Lessor determines, in its reasonable discretion, it may in the future be required to pay to third parties or incur itself on behalf of Lessee due to Lessee’s failure to comply with the terms and conditions of this Agreement.

9.2 Payments made to Lessee, as described in Paragraph 8.0 shall include any improvements and rehabilitations performed by Lessee in and around the Premises during the term of this Agreement.

9.3 Lessee shall not permit any lien to attach to the Premises that is superior to the Lessor’s lien thereon, other than the initial construction financing for the Williamson Track. Lessee shall not permit any lien to attach to the Premises as a result of Lessee’s failure to pay any third party for any labor, materials, supplies, wages or other like items, including without limitation, any mechanic’s liens or material men’s liens. In the event (and as often as such event may occur) that any such third party perfects or threatens to perfect a legal right to encumber the coal on the Premises, or the Premises itself, in whole or in part, as a result of Lessee’s failure, in whole or in part, to pay such party as herein provided, or as Lessee may be otherwise legally obligated, Lessor, at its sole option and in addition to its other rights and remedies hereunder, does and shall have the right to permit Lessee to take steps to remove said lien or Lessor may, in whole or in part, pay and settle with such party directly; provided, however, that in the event it is established that the third party had a bone fide legal right to file said lien as a result of Lessee’s actions or inactions, all such direct payments by Lessor shall be forthwith reimbursed to Lessor by Lessee, Lessor reserving the right, at its sole option, to deduct and set-off such direct payment sums, as and when the same are paid, from monies owed to Lessee pursuant to this Agreement and/or other agreements between the parties hereto, as provided in this Paragraph 9. This paragraph and/or the payment of such direct payment sums, in whole or in part, by Lessor is not and shall not be construed as a waiver, alteration or modification of any of the Lessee’s obligations assumed by it hereunder, nor as a covenant by Lessor to perform the same.

9.4 Lessee shall be paid on a per-ton basis, for all of Lessee’s services performed under this Agreement, based on the number of tons of clean coal from the

Primary Property that Lessee transports on the Williamson Track and for which a customer pays. No later than the 10th day of each month, Lessee shall be provided with copies of invoices to purchasers for the coal for which Lessee was paid in the previous month in order to reconcile Lessor’s payments to Lessee against the number of tons for which customers paid (the “Monthly Reconciliation”). After the Monthly Reconciliation, Lessor shall adjust Lessee’s next payment for handling the coal upward or downward, as the case may be, to reflect any differences between the number of tons for which Lessee was paid during the applicable period and the number of tons for which customers paid, and shall provide written notice to Lessee of the adjustment. Any information from customer invoices that is not necessary for Lessee to verify the tonnage, including without limitation, any information regarding the price paid for the coal, may be redacted prior to the time the invoices are produced to Lessee.

10.0	Compliance with Permits and Applicable Laws; Non-Discrimination.

10.1 Lessee shall conduct its operations in accordance with all federal, state and local laws, rules and regulations, now or hereafter in effect, and such permits as Lessor may have or secure in the future to maintain the track, transport the clean coal, and operate the Premises. Lessor shall obtain and maintain in full force and effect, at is sole expense, all permits and approvals necessary for Lessee to perform the services contemplated in this Agreement. Notwithstanding the foregoing, Lessee agrees to offer such permitting assistance to Lessor as Lessor may reasonably request, at Lessor’s expense. Lessee shall secure an MSHA Identification Number prior to entering onto Lessor’s property to perform the services contemplated under this Agreement. Lessee shall file all necessary reports or other documents, whether mandatory or permissible, with the applicable governmental or other office(s) in order to properly establish and serve notice of Lessee’s sole and exclusive responsibility for the health and safety of its employees, agents and permitted assigns and responsibility for compliance with such laws and regulations during the term of this Agreement.

10.2 Lessee shall at all times comply with all applicable federal, state and local laws (including, but not limited to, the Federal Mine Safety and Health Act of 1977, as amended), ordinances, rules, regulations, codes and orders relating to the operations and services to be conducted and performed hereunder and with the safety rules and regulations of Lessor.

10.3 Lessee shall implement a drug testing policy applicable to all of Lessee’s employees, agents, and permitted assigns performing work under this Agreement, which policy shall comply with all state, federal and local laws, ordinances, rules and regulations and shall be satisfactory to Lessor.

10.4 Lessee agrees not to discriminate against any employee or applicant for employment to be used in the performance of the obligations of Lessee under this Agreement because of race, color, religion, sex, ancestry, age, national origin or disability (as the same is defined in The Americans With Disabilities Act of 1990, 42 USC § 12101-13 (West Supp. 1991) and any regulation promulgated thereunder) or any other unlawful basis. The Lessee agrees to comply with all of the provisions of Executive Order 11246, as heretofore amended by Executive Order 11375 and Executive Order 12086, and any subsequent amendments, and with the relevant rules, regulations, and orders of the Secretary of Labor. Lessee shall execute such certifications of its compliance with the requirements of this paragraph as Lessor may from time to time require, which certifications shall become a part of this Agreement as if fully set forth herein.

11.0	Relationship of Parties.

11.1 Lessee shall perform the work and services required by this Agreement according to its own manner and methods not inconsistent with the provisions hereof. Subject to the specific agreements and obligations of the Lessee contained herein, Lessor shall not exercise, or have any right to exercise, any direction, control or supervision over Lessee, or the manner or means of Lessee’s performance of the services hereunder. Nothing herein shall be construed as creating a single enterprise, joint venture, agency, partnership or employment relationship between Lessor and Lessee or any of the Lessee’s employees or agents. Lessee shall not be an agent or representative of the Lessor, and shall not have any authority to act for the Lessor or to bind, or attempt to bind Lessor in or under any contract or agreement or to otherwise obligate the Lessor.

11.2 At all times during the term of this Agreement, Lessee is and shall be an independent and separate entity from Lessor, and not an employee of Lessor, and all employees, agents, and permitted assigns of Lessee shall be considered to be employees, agents, or assigns of Lessee and at no time shall the employees, agents, and permitted assigns of Lessee be considered to be employees, agents, assigns or sublessees of Lessor.

11.3 Lessee, solely and exclusively, shall employ, direct, supervise, discharge and fix the compensation and the working conditions and practices of its employees, shall be solely responsible for their payment and the payment of any employment-related benefits that Lessee may choose to provide to its employees, and shall comply with all laws pertaining to payment of employees; and Lessee shall provide Lessor either a copy of any bonds posted with respect to Lessee’s employees or their compensation as required by law, or give assurance that such bond is not required.

12.0 Fines and Penalties. Lessee shall be responsible and solely liable for the payment of any assessments, penalties, or other fines imposed by any federal, state, or local agency, and for any violation of any federal, state, or local law or regulation arising out of Lessee’s performance of the work hereunder or Lessee’s sublease of the Premises. Lessee shall provide Lessor with a copy of all such violations or citations issued by any federal, state or local agency immediately upon receipt and fully inform Lessor of the circumstances surrounding such issuance. Lessor may compromise and settle any claims for fines or penalties without the approval of the Lessee.

13.0 Workers’ Compensation. Lessee shall become and remain a subscriber to the Workers’ Compensation Fund of Illinois, or otherwise provide appropriate workers’ compensation coverage for its employees under an insurance program, policy or coverage authorized and approved by the Insurance Commissioner of Illinois or any other applicable state;1 shall maintain insurance for, or otherwise guarantee, the payment of federal black lung benefits to its employees in accordance with applicable laws; and shall conduct its operations in full compliance with the Fair Labor Standards Act, the Walsh-Healy Act, and all other applicable state and federal laws and regulations and shall certify to Lessor on a quarterly basis compliance therewith in connection with all work performed hereunder. In connection with the foregoing duty of Lessee to provide Workers’ Compensation Fund coverage and guarantee the payment of federal black lung benefits, Lessee shall (a) comply with all provisions of Illinois or any other applicable law, as heretofore or hereafter amended, and (b) provide Lessor with copies of all required reports filed with any governmental agency or fund in satisfaction of these obligations, as well as copies of canceled checks, front and back, evidencing payment of said obligations, by the 10th day of the second succeeding month after the month in which said reports and payments are required to be filed with said funds or agencies. In addition, Lessee shall furnish to Lessor each quarter an updated Certificate of Coverage which evidences that the Lessee is in good standing with the Illinois Workers’ Compensation Fund or any other applicable and authorized workers’ compensation program. Lessee shall remain in compliance with the terms of this Paragraph 13 throughout the term of this Sublease, as well as at all times that Lessee remains on the Premises for any reason, including without limitation, for the purpose of performing its obligation to restore the Premises to its original state and performing all required reclamation work.

14.0	Responsibility for and Payment of Employees.

14.1 Lessee, solely and exclusively, shall (i) employ, direct, supervise, discharge, and fix the compensation and working conditions and practices of its employees; (ii) be solely responsible for their payment, and comply with all laws pertaining to payment of employees, including any laws requiring the posting of a bond or bonds, and provide Lessor a copy of any documentation evidencing such compliance; (iii) be solely and exclusively responsible for, and exercise complete control

[1]	Lessee’s employees shall include any owner if Lessee is a sole proprietorship, any partner if Lessee is a partnership, and any officer or director if Lessee is an association or corporation, if such owner, partner, officer or director at any time engages in work hereunder that is ordinarily performed by workers and employees required to be covered under Illinois law.

of its employees in all matters, disputes or grievances arising out of or in any way connected with Lessee’s operations; (iv) establish adequate and proper safety and security rules for the work performed hereunder and cause its employees and agents at all times to abide by and observe the same; (v) file all necessary reports and other documents, whether mandatory or permissible, with all applicable governmental authorities to properly establish and serve notice of Lessee’s sole and exclusive responsibility for the work performed hereunder and for the health and safety of its employees and agents, as well as such reports or documents required by such authorities to continue and evidence Lessee’s aforesaid responsibility throughout the term of this Agreement, and provide Lessor with a copy of such reports and documents submitted to such governmental authorities; (vi) provide safety training to its employees as required by all applicable federal, state and local laws, rules and regulations and in accordance with such standards and criteria as Lessor may establish for employees of Lessee engaged in the work hereunder; (vii) pay for and maintain all private and group life, accidental death and dismemberment, health, sickness, and accident insurance and pension plans for its employees; (viii) pay any other welfare benefit payments required to be paid to, or on behalf of, or for the benefit of, Lessee’s employees, pursuant to any plan document; and (ix) immediately notify Lessor of any accidents involving employees of Lessee or any permitted assigns working on the Premises if such accidents are of a serious nature or are likely to become “lost time” accidents, and thereafter, as the same are generated, provide Lessor with all reports, documents, investigation summaries, and other data relating to any such accidents within thirty (30) days of the incident date and every ninety (90) days thereafter.

14.2 Lessor shall have the right to inspect at reasonable times and on reasonable notice to Lessee such records of Lessee as are necessary to ascertain whether or not Lessee is in compliance with the requirements of this paragraph or any other provision of this Agreement.

14.3 If at any time Lessee is not able to satisfy Lessor that the wages and benefits of employees of Lessee or Lessee’s permitted assigns have been paid, Lessor shall have the right, but not the obligation, to pay the wages and benefits of any such employee directly to or for the employee and to deduct the amount so paid from the compensation agreed to be paid to Lessee hereunder. It is understood, however, that this provision shall not be construed as a promise on the part of Lessor to pay such amounts, and that as to any payments to or for such employees made under this provision, Lessor shall be deemed the agent of Lessee. In no event shall Lessor be deemed the employer of Lessee’s employees or agents.

14.4 If any arrangement, however informal and of whatever duration, is made whereby employees of Lessee are used by Lessor, they shall, while engaged in such work, be considered employees of both Lessee and Lessor. During the course of any such arrangement, said employees shall be considered special employees of Lessor while simultaneously maintaining their general employment relationship with Lessee. Further, Lessor may exercise such right of control over the details of the work being performed by said special employees as shall be necessary to complete the task.

15.0	Indemnity.

15.1 General Indemnity. Lessee shall, to the extent permitted by law, indemnify, defend, and save harmless Lessor, and Lessor’s parent entities, subsidiaries and affiliates and their respective shareholders, officers, directors, members, managers, employees, agents, successors, assigns, guarantors and invitees (“Lessor’s Indemnified Persons”) from and against any and all claims, demands, suits, penalties, fines or assessments of any kind or nature whatsoever which may be threatened or brought against them (individually or jointly) or in which they may be named a party defendant, in any way arising out of or incident to Lessee’s performance of this Agreement or in any way arising out of Lessee’s sublease of or operations on the Premises, regardless of whether such claims, demands, suits, fines, penalties and assessments are occasioned by the negligence of Lessor or Lessor’s Indemnified Persons. Provided, however, that Lessee shall not be held responsible for claims or suits attributable to the sole and exclusive negligence of Lessor or Lessor’s Indemnified Persons.

15.2 Responsibility for Lessee’s Property and Equipment. Lessee releases Lessor, and Lessor’s Indemnified Persons from liability for damage to any of its material, machinery, equipment or other property regardless of the cause thereof and whether such damage is caused by the negligence of Lessor, Lessor’s Indemnified Persons or any other person; Provided, however, that Lessee shall not be held responsible for damages attributable to the sole and exclusive negligence of Lessor or Lessor’s Indemnified Persons.

15.3 Defense of Claims. If any action or proceeding is brought by reason of any claim described in this paragraph, Lessee will promptly notify Lessor of such claim and will indemnify and hold harmless Lessor for the defense of such action or proceeding (or assume the Lessor’s defense, at Lessor’s sole election), and satisfy any order, judgment or settlement resulting therefrom.

15.4 Survival. These covenants of indemnity shall survive the cancellation, termination or expiration of this Agreement.

16.0	Insurance.

16.1 Without limiting Lessee’s undertaking to protect, indemnify, hold harmless, and defend Lessor and Lessor’s Indemnified Persons as set forth in Paragraph 15 or any other provision of this Agreement, Lessee agrees to procure and keep in force and effect the insurance coverages listed below with insurance carrier(s) that are acceptable to Lessor in the Lessor’s reasonable discretion. Before commencing any work under this Agreement, Lessee shall furnish Lessor with certificates of insurance and/or certified copies of the insurance policies themselves together with all applicable endorsements attested by a duly authorized representative of the insurance carrier(s) evidencing that the insurance required hereunder is in force and effect and that such insurance will not be reduced, cancelled or materially changed without giving to Lessor at least thirty (30) days prior written notice.

(a) Workers’ Compensation and Employer’s Liability Insurance: Lessee and all of its employees, workmen, agents, and servants shall comply with all requirements of the worker’s compensation laws of the State of Illinois or any other state(s) whose workers’ compensation laws may apply to the performance of work or services performed under this Agreement. In addition, Lessee shall carry employer’s liability insurance covering all operations and work hereunder in an amount not less than one million dollars ($1,000,000) per occurrence or such other reasonable amount as Lessor may require during the term of this Agreement. All such employer’s liability insurance shall expressly provide that all rights of subrogation against Lessor are waived.

(b) Comprehensive General Liability Insurance and Excess Umbrella Liability Insurance: Minimum limits of five million dollars ($5,000,000) combined single limit per occurrence and in aggregate for bodily injury and property damage. This coverage shall include, but not be limited to, provisions for:

(i)	Premises — operations;

(ii)	Blanket broad form contractual — specifically covering the indemnity obligations in this Agreement;

(iii)	Blanket broad form property damage;

(iv)	Independent Lessees;

(v)	Personal injury;

(vi)	Lessor named as additional insured;

(vii)	Blanket broad form cross liability endorsement;

(viii)	Products and completed operations;

(ix)	Where exposure exists, explosion, collapse, and underground (XCU) hazard exclusions must be deleted; and

(x)	Waiver by insurer of all payment obligations of Lessor for payment of premiums, audits, deductibles, retro-adjustments or any other payment obligation due to the insurer by Lessee.

(c) Environmental Liability (Pollution Coverage): Minimum limits of one million dollars ($1,000,000) combined single limit occurrence and in aggregate covering both bodily injury and/or property damage claims arising from first and/or third party exposures. To the extent such coverage is procured on a claims-made basis, Lessee agrees to maintain such coverage for a minimum of thirty-six (36) months following the expiration or termination of this Agreement or any extension thereof, or alternatively, Lessee agrees to purchase a thirty-six (36) month Extended Reporting Period (ERP) endorsement from the environmental insurer upon the expiration or termination of this Agreement for any reason.

(d) Auto Liability Insurance and Excess (Umbrella) Liability Insurance: Minimum limits of one million dollars ($1,000,000) combined single limits per occurrence for death, bodily injury and property damage claims. This coverage shall include, but shall not be limited to, coverage for:

(i)	Owned vehicles;

(ii)	Hired vehicles;

(iii)	Non-owned vehicles;

(iv)	Lessor named as additional insured;

(v)	Cross liability endorsement; and

(vi)	Waiver by insurer of all payment obligations of Lessor for payment of premiums, audits, deductibles, retro-adjustments or any other payment obligation due the insurer by Lessee.

(e) Additional Insurance: Such additional types and amounts of insurance as may reasonably be required by Lessor from time to time.

16.2 The policy or policies providing for the insurance required by this Agreement, and any other policies, shall be endorsed to specifically include the liability assumed by Lessee under the indemnity provisions of this Agreement.

16.3 In addition, such insurance shall specifically name Lessor as an additional insured party and shall be primary to any and all other insurance of Lessor with respect to any and all claims and demands which may be made against Lessor and its officers, directors, employees and agents, whether on account of injury or death of any person or persons, damage to or loss of property, violation of law or regulation or otherwise, in any way arising out of, related to or attributed to, directly or indirectly, the services provided by Lessee to Lessor under this Agreement. Lessor reserves the right to approve the specific endorsement wording granting Lessor Additional Insured status on all of the Lessee’s applicable and/or required insurance policies. Such insurance shall specifically provide that it applies separately to each insured against which claim is made or suit is brought, except with respect to the limits of liability, and shall further provide that all rights of subrogation against Lessor are waived.

16.4 Lessee shall remain in compliance with the terms of this Paragraph 16 throughout the term of this Sublease, as well as at all times that Lessee remains on the Premises for any reason, including without limitation, for the purpose of performing its obligation to restore the Premises to its original state and performing all required reclamation work.

17.0	Termination on Default.

17.1 If Lessee shall:

(a) fail to construct, operate or maintain the Williamson Track as required by this Agreement,

(b) fail to transport coal from the Primary Property on the Williamson Track pursuant to the terms and conditions of this Agreement,

(c) make any default in payment of any sums that may be due to Lessor under this Agreement, or

(d) fail in any other respect to comply with the terms and conditions of this Agreement or the Surface Lease,

then in such case Lessee shall be considered in default of this Sublease. If Lessee fails to demonstrate that it has cured any such default within thirty (30) days from the receipt of written notice and demand from Lessor to remedy the same, or if any such default is not capable of being cured within the thirty (30) day time period, then upon written notice by Lessor of its intent to terminate this Sublease, this Agreement shall immediately cease and terminate and the Sublease shall be of no further force or effect.

17.2 If Lessee shall (1) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets; or (2) be unable, or admit in writing, its inability to pay its debts as they mature, or (3) make a general assignment for the benefit of creditors; or (4) be adjudicated a bankrupt or insolvent or dissolved; or (5) file a petition in bankruptcy or for reorganization or for an arrangement pursuant to the Federal Bankruptcy Act or any similar Federal or State law now or hereafter in effect; or (6) file an answer admitting the material allegations or consent to or default in answering a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or corporate action shall be taken for the purpose of effecting any of the foregoing; or (7) if an order, judgment or decree shall be entered, without the application, approval or consent of Lessee, by a court of competent jurisdiction, approving a petition seeking reorganization of Lessee or appointing a receiver, trustee or liquidator of Lessee or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of thirty (30) consecutive days; then Lessee shall be deemed in default and Lessor shall have the right to terminate this Sublease at any time thereafter by giving Lessee written notice of such termination, and upon the giving of such notice, this Sublease and the rights herein granted to Lessee shall terminate.

18.0	Remedies Upon Default.

18.1 The remedies under this Sublease shall be cumulative, rather than exclusive, and Lessor shall have upon the occurrence of any event of default under Paragraph 17.0 the right to exercise, in addition to any and all rights available under Illinois statutory law or common law or otherwise available under this Agreement, the option to terminate this Sublease, re-enter and take possession of the Premises without initiation of legal process, and thereafter re-let the same or any part thereof for the balance of the term hereof, or any part thereof, upon such conditions as Lessor may deem proper. Neither re-entry nor re-letting shall discharge Lessee from any payments due to Lessor at the time of termination or re-entry, or from any unsatisfied obligation of the Lessee under this Sublease.

18.2 Upon the occurrence of any event of default under Paragraph 17.0, Lessor shall have the right, in addition to any and all rights available under Illinois statutory or common law, or otherwise available under this Agreement, to terminate this Sublease, re-enter the premises and take possession of the Premises and all structures, fixtures and equipment located therein or anywhere on the Premises, including without limitation, the Williamson Track, and said structures, fixtures and equipment shall become the property of Lessor. In such a case, Lessor shall be entitled to operate the Williamson Track at Lessor’s sole cost and expense, or Lessor may remove the Williamson Track and all other structures on the Premises, at Lessee’s sole cost and expense

18.3 No termination or re-entry hereunder by Lessor shall bar the recovery of damages for the breach of any of the terms, conditions or covenants on the part of Lessee herein contained. The failure of Lessor to recognize any act constituting a default by Lessee hereunder shall not constitute a waiver of its rights later to act hereon or on any other default by Lessee hereunder.

19.0	Removal of Equipment.

19.1 Upon the expiration of this Sublease, and upon the condition that:

(a) All sums of money due the Lessor by the Lessee have been paid, and

(b) All of Lessee’s covenants and obligations under this Agreement have been fully kept and performed to Lessor’s reasonable satisfaction, and Lessee is not in default of any term or condition herein at the time of the expiration of this Sublease, then:

Lessee shall have the right to remove from the Premises within ninety (90) days after said expiration all of Lessee’s structures, equipment, machinery, improvements and other property Lessee may have placed on the Premises during the term of this Sublease, subject to Lessor’s right to purchase the Williamson Track as provided in Section 6.1 hereof.

19.2 If Lessee does not remove said structures, equipment, machinery, improvements, and other property of Lessee from the Premises, as provided above, Lessee irrevocably agrees that Lessor, at its sole option, shall be deemed the sole owner of said property remaining on the Premises, and Lessor shall have the additional right, at its sole option, to remove the property at Lessee’s expense or to sell such of Lessee’s property remaining on the Premises as is necessary to defray the cost(s) of removal of all or any part of the remaining aforementioned property.

20.0	Lessor’s Right of Inspection.

Lessor shall have, at all reasonable times during the term of this Sublease on prior notice to Lessee, access to the Premises at Lessor’s sole risk, to make such inspections of the Premises and operations being conducted as it deems desirable to ensure that such operations are being performed in accordance with the obligations of Lessee hereunder. Nothing herein shall be construed to mean that any inspection or approval given by Lessor or Lessor’s representative shall relieve Lessee from any of its obligations hereunder.

21.0	Force Majeure.

21.1 The term “Force Majeure” as used herein shall mean extraordinary causes reasonably beyond the control and without the fault or negligence of either party to this Agreement, which wholly or in substantial part prevents performance under this Agreement by the party claiming Force Majeure. Such causes shall include but not be limited to acts of God, acts of the public enemy, or any governmental or military entity, including changes to applicable laws, rules, regulations or verifiable interpretations thereof which have the effect of frustrating the purpose of this Agreement or making its performance impossible or commercially impracticable; insurrections, riots, strikes, boycotts, embargoes, organizational attempts or other labor disputes; shortages of labor, supplies, equipment or transportation through no fault of the party claiming Force Majeure; flooding, fires, explosions, or material unforeseeable geologic conditions or other causes of a similar nature.

21.2 If, because of a verifiable condition of Force Majeure, either party is unable to carry out any of its obligations under this Agreement (except for an obligation of either party to pay money), that party shall give written notice to the other party as promptly as practicable of the specific nature and probable duration of the claimed Force Majeure event. The obligation of the party giving notice shall be suspended to the extent made necessary by said Force Majeure during its continuance. However, the party giving notice shall use best efforts to eliminate the Force Majeure with a minimum of delay. However, nothing herein shall obligate the Lessor or Lessee to resolve or settle any labor dispute or strike. Notwithstanding the foregoing, if the party giving such notice is unable to eliminate substantially such Force Majeure within ninety (90) calendar days after the giving of such notice, the other party shall have the right to terminate this Agreement without any penalty by notifying the party affected by such Force Majeure. Force Majeure events shall not limit or suspend either party’s right to terminate this Agreement under any other provisions.

22.0 Records; Books of Account; Right to Audit. Lessee shall keep at all times during the term of this Lease and for a minimum period of three (3) years thereafter, accurate records reflecting all aspects of its operations hereunder, and said records shall be open at all reasonable times for inspection by Lessor or its agents for the purpose of comparing or verifying the reports and invoices rendered by Lessee under the terms of this Agreement.

23.0	Taxes, Levies and Assessments.

23.1 Lessee shall pay all contributions, levies, taxes, or other sums, by whatever name called, with reference to all wages, benefits, or other sums paid employees of the Lessee, its agents, contractors, and assigns, whose labor enters into the construction, maintenance or operation of the Williamson Track, the transportation of the coal or the operation of the Premises under this Sublease in all cases where such contributions, levies, taxes, or other sums are or shall be required to be paid under any federal, state, county, or municipal unemployment act or Social Security Act; and

23.2 Lessor shall, in accordance with law, assess and pay taxes on the interests owned and/or subleased by Lessor in the Premises, including mined or unmined coal therein contained.

23.3 Lessee shall, in accordance with law, pay taxes on all machinery, structures, equipment, improvements, and other property of Lessee now or hereafter located or placed by Lessee on the Premises, or any other taxes or assessments arising from Lessee’s operations on the Premises at all times while this sublease or any extension hereof is in effect or Lessee is on the Premises for any reason, including for purposes of restoring the property to its original condition or performing reclamation work. Lessee shall have the right in good faith to contest or review, at its sole efforts and expense, in such manner as it deems suitable, and in Lessor’s name if desirable, any tax, charge, levy, or assessment whether general, special, ordinary, or extra-ordinary, layed, levied, assessed, or imposed upon Lessee.

24.0 Zoning. This Sublease and Lessee’s rights hereunder are subject to all applicable zoning and subdivision laws, rules, regulations, and ordinances, including any and all blasting covenants and restrictions related thereto, and the burden and cost(s) of compliance therewith shall be solely upon Lessee. Under no circumstances whatsoever shall Lessee, its agents, employees, or assigns, seek to change any zoning and/or subdivision regulations or classifications concerning the Premises described herein without the express prior written approval of Lessor. Lessee shall protect, defend, indemnify, save, and hold Lessor harmless against any consequence arising from Lessee’s failure to comply with any and all applicable zoning and/or subdivision regulations, including but not limited to any and all blasting covenants and restrictions related thereto.

25.0 Condemnation of Premises. If the Premises in whole or in part, or any portion thereof or interest therein, shall be acquired or condemned by any action of eminent domain or sold in lieu thereof by or for any public or quasi-public use or purpose, which action shall serve to defeat Lessor’s or Lessee’s rights in or to the Premises, then Lessor shall give notice of any such action to Lessee in writing. Such notice by Lessor to Lessee of such action or determination shall operate to eliminate from this Sublease any and all acreage of the Premises so determined by such action or determination. In any such case, Lessee irrevocably agrees that Lessor shall have no responsibility or liability, either directly or indirectly, to Lessee to refund, reimburse, or compensate Lessee for any direct, indirect, incidental, or consequential damage(s) or claims of such damage(s), by Lessee or others for such action or determination. If the Premises in its entirety shall be acquired or condemned by any aforesaid action or determination, then this Sublease, and all of the rights granted to Lessee herein, shall cease and terminate as of the date of title vesting in any such action, determination, or proceeding. Lessee shall have no claim against Lessor for any value of the unexpired term of this Sublease. Lessee shall have the right, at its sole efforts and expense, to contest such eminent domain action or determination and to make claim against the condemning authority (but not Lessor) for damages incurred by Lessee as a result of such action.

26.0 Ownership of the Premises. Any and all of Lessor’s interests in the Premises and to all of the animal, vegetable, mineral, and non-mineral substances, and any other substances of value, contained or located therein or thereon, are solely the property and possessions of Lessor, and the rights and privileges granted to Lessee under this Sublease are solely by virtue of sublease, and neither the rights granted to Lessee by this Sublease, nor any interest(s) of Lessor in the Premises, whatever they may be, in whole or in part, nor any portion of the afore described, is considered to be, and in no way shall be construed by Lessee or others to be a possession, asset, or chattel of Lessee, its principals, employees, agents, contractors, sublessees or assigns which can be sold, transferred, mortgaged, pledged, collateralized, passed, assigned, or given out in any manner whatsoever, including proceedings of a bankruptcy, without the express prior written consent of Lessor.

27.0 Challenge of Title. It is understood and irrevocably agreed by Lessee that Lessor does not warrant the title to the Premises or to any coal which may exist thereon. In the event that any claim(s) be made or litigation instituted by any third party as to the title or ownership of Lessor in or to any portion or interest of the Premises described herein, Lessor shall have the right, but not the obligation, to defend the same. Should Lessor choose not to defend its title, Lessee shall have the right, at its option and its sole expense, to defend Lessor’s title. Upon determination by a court of competent jurisdiction in a proceeding to which Lessor is a party that Lessor’s title to any part or interest in the Premises described herein is defective to such extent as to defeat Lessee’s rights under this Sublease, notice by Lessor to Lessee of such determination shall operate to eliminate from this Sublease any and all acreage of the Premises so determined to be defective. In such case, in no event shall Lessor be liable to Lessee for any direct or consequential damages sustained by Lessee as a result of a failure of title on Lessor’s part. It is specifically understood and irrevocably agreed by Lessee that Lessee, its agents and assigns, have satisfied themselves as to the competency and sufficiency of Lessor’s title to the Premises and the interests contained therein prior to entering into this Sublease.

28.0 As-Is; No Warranty of Condition or Fitness. Lessor makes no representations, covenants, or warranties, express or implied, unto the Lessee concerning the condition of the Premises, its suitability as to Lessee’s intended use or fitness for a particular purpose, and Lessee covenants and agrees that it is relying solely on its own examination and inspection of the Premises without recourse against Lessor.

29.0 Interest. In the event of failure of either party to pay any sums of money due under this Agreement, when due and without demand, and in addition to all other rights of the parties hereunder, the party to whom such sums are owed shall have the right, without further notice, to assess interest on all such past due sums at the rate of one percent (1%) per month of the unpaid delinquent balance from the date of delinquency until paid. Assessment of interest by either party shall in no way be deemed or construed to be a waiver of any obligation hereunder to promptly pay all sums due, when due and without demand, or to be a waiver or bar to the subsequent exercise or enforcement of any other provisions of this Sublease or any other right of the parties hereunder.

30.0 Recording. This Sublease, and the terms, conditions, provisions, and covenants hereof are personal and confidential between Lessor and Lessee, and their respective Affiliates, successors, and assigns, and will not be disclosed by either party except as required by law. It is therefore understood and irrevocably agreed by Lessee that if Lessee desires to record this Sublease with any probate court of any county in which the Premises described herein are a part, Lessee will notify Lessor, in writing, of such desire and Lessor shall within thirty (30) days, provide Lessee with a “Memorandum” of this Sublease for recording purposes. The costs and efforts of recording said Memorandum of this Sublease shall be paid by Lessee.

31.0	Representations and Warranties.

Each party represents and warrants to the other party as of the date hereof as follows:

31.1 It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that is required hereunder, and to perform its obligations under this Agreement, and has taken all necessary action to authorize such execution, delivery and performance; and this Agreement has been, and each other such document will be, duly executed and delivered by it.

31.2 Such execution, delivery and performance do not and will not violate or conflict with any law applicable to it, or any provision of its governing documents, and there is no legal impediment to the enforcement or performance of the obligations it is undertaking pursuant to this Agreement.

31.3 All governmental and other consents that are required to have been obtained by it with respect to this Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

31.4 This Agreement constitutes its legal, valid and binding obligation, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally).

31.5 There is not pending or, to its knowledge, threatened against it or any of its affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that may affect the legality, validity or enforceability of this Agreement or its ability to perform its obligations hereunder.

32.0 Governing Law. This Agreement shall be governed by the laws of the State of Illinois without regard to any conflict of law provisions.

33.0 Confidentiality of Information. Lessor and Lessee acknowledge that execution and performance of this Agreement will generate or provide them with access to specialized information or trade secrets of a confidential nature pertaining to the other party and its business. Lessor and Lessee agree that they shall treat all maps, data, reports and other information relating to the Premises or to either party’s business as confidential and shall not divulge, transmit or otherwise disclose any such information received, except as may be required for the performance of this Agreement, without the other party’s prior written consent.

34.0 Prior Agreement. This Agreement cancels and supersedes any prior agreements between the parties hereto covering the subject matter hereof.

35.0 Headings. Paragraph headings or titles used in this Agreement are for convenience of reference only and shall not affect the construction of any paragraph herein.

36.0 Forum Selection. In the event that either party to this Agreement files any action, proceeding, or counterclaim against the other on any matter whatsoever arising out of or in any way connected with this Agreement or the parties’ performance hereunder, or any claim of damage resulting from any act or omission of the parties, the parties hereby consent to the jurisdiction and venue of Williamson County, Illinois.

37.0 Waiver of Jury Trial. Notwithstanding any other provision of this Agreement, to the extent permitted by law, THE PARTIES TO THIS AGREEMENT AGREE TO, AND DO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR THE PARTIES’ PERFORMANCE HEREUNDER, OR ANY CLAIM OF DAMAGE RESULTING FROM ANY ACT OR OMISSION OF THE PARTIES, OR EITHER OF THEM, IN ANY WAY CONNECTED WITH THIS AGREEMENT.

38.0 Limitation on Liability. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT, CONTRACT OR OTHERWISE.

39.0 Notice to the Parties. The giving of any notice to, or the making of any demand on, Lessee under the provisions herein shall be sufficient if made in writing, addressed to Lessee at:

Williamson Track, LLC

430 Harper Park Drive, Suite A

Beckley, West Virginia 25801

or such other address(es) as Lessee may hereafter in writing designate, and mailed postpaid, certified, return receipt requested, United States mail. The giving of any notice to, or the making of any demand on, Lessor under the provisions herein shall be sufficient if made in writing, addressed to Lessor at:

Williamson Energy, LLC

430 Harper Park Drive, Suite A

Beckley, West Virginia 25801

or such other address as Lessor may hereafter in writing designate, and mailed postpaid, certified, return receipt requested, United States mail.

40.0	Survival Clause; No Waiver.

40.1 Notwithstanding any termination or expiration of this Agreement, any obligation by either party hereto which, by its terms has or may have application after the termination of this Agreement and has not been fully observed or performed shall survive such termination.

40.2 The failure of either Lessor or Lessee to enforce any specific breach by the other of this Agreement or portion of this Agreement shall not be deemed to be a waiver of any subsequent breach thereof, or of any other cause of cancellation or forfeiture, whatever or however occurring. The termination of this Agreement shall not invalidate or terminate any of the indemnities, warranties, or representations of this Agreement.

41.0 No Third Party Beneficiaries. The covenants, conditions, and terms of this Agreement shall be for the sole and exclusive benefit of the parties hereto and their respective permitted successors and assigns to the exclusion of the rights of any third-party beneficiaries.

42.0 Assignment and Transfer. Lessee shall not, voluntarily or by operation of law, assign, transfer or pledge this Agreement or any part of this Agreement, or the work to be performed hereunder, without the prior written consent of Lessor, which consent shall not be unreasonably withheld. In the event Lessor consents to one or more assignments or transfers pertaining to this Agreement, such consent shall not be construed as waiving the requirements of obtaining written consent to additional assignments or transfers pertaining to this Agreement, nor shall any consent to assignment or transfer relieve Lessor or Lessee of any of their obligations made hereunder or herewith.

43.0 Binding Effect. This Agreement shall inure to the sole and exclusive benefit of and be of full and binding effect upon the parties hereto and their respective successors and assigns, subject to the herein numerical Paragraph 42.

44.0 Severability. If any provision of this Agreement or the application thereof to any person or circumstances is held invalid, the remainder of this Agreement shall not be affected thereby, but shall remain in full force and effect.

45.0 Entire Agreement. This writing is intended by the parties to be the final, complete and exclusive statement of their agreement about the matters covered herein. THERE ARE NO ORAL UNDERSTANDINGS, REPRESENTATIONS OR WARRANTIES AFFECTING IT. All Exhibits hereto are incorporated herein and are an integral part of this Agreement. No officer or representative of either party shall have the authority to subsequently change this Agreement, orally or by course of conduct, and any subsequent change in this Agreement shall not be valid unless the same be in writing and duly executed by each of the parties hereto.

46.0 Interpretation. Lessor and Lessee acknowledge that they have each fully read and reviewed this entire Agreement, and have discussed the same with the other, and have had the benefit of their separate legal counsel, and by executing such Agreement fully agree with all provisions herein contained. Both parties further agree that this Agreement shall be construed as mutually drafted, and shall not be construed against one party or the other as drafter of the Agreement.

IN WITNESS WHEREOF, the Lessor and Lessee have caused this writing to be signed by their respective duly authorized officers, in duplicate, and each represents and warrants that the signer has proper authority to enter into this Agreement on behalf of Lessor and Lessee, respectively, all as of the date and year first written above.

[Signature Page Follows]

WILLIAMSON ENERGY, LLC

By:	Cline Resource and Development Company, Its Manager

	By:	/s/ Donald R. Holcomb

Donald R. Holcomb, Authorized Person

WILLIAMSON TRACK, LLC

By:	Cline Resource and Development Company, Its Manager

	By:	/s/ Donald R. Holcomb

Donald R. Holcomb, Authorized Person

Exhibit 10.44

AMENDED AND RESTATED

SURFACE SUBLEASE AND OPERATION AGREEMENT

THIS AMENDED AND RESTATED SURFACE SUBLEASE AND OPERATION AGREEMENT (“Sublease”) is entered into as of this 15th day of October, 2006 between WILLIAMSON ENERGY, LLC, a Delaware limited liability company (“Lessor”) and WILLIAMSON TRANSPORT, LLC a Delaware limited liability company (“Lessee”).

RECITALS

A. Lessor currently leases a tract of real property situate in Williamson and Franklin Counties, Illinois, pursuant to that Lease made and entered into as of May 1, 2005 by and between Steelhead Development Company, LLC, as lessor, and Williamson Energy, LLC, as lessee of record in Miscellaneous Record Book 291, Page 462 in the Office of the Recorder of Williamson County, Illinois (the “Surface Lease”);

B. Lessor subleased to Lessee a portion of the tract of real property demised to Lessor under the Surface Lease in that Surface Sublease and Operation Agreement entered into as of March 13, 2006, which portion of the property is shown on the attached Exhibit A (such tract hereinafter referred to as the “Premises”) for the purpose of permitting Lessee to construct and operate a reclaim belt and a batch weigh/unit train load out system to weigh and load coal produced from the property identified on the map attached as Exhibit B (“Primary Property”) identified in the Sublease (said reclaim belt and batch weigh/unit train load out system will hereinafter be referred to as the “Williamson Rail Load Out”); and

C. Lessor and Lessee desire to amend certain provisions of that Surface Sublease and Operation Agreement by replacing those current provisions with new provisions and to restate that Surface Sublease and Operation Agreement, as amended, in its entirety in this Sublease.

WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.0 Demise. Subject to all exceptions, reservations, conditions, waivers and restrictions contained in the Surface Lease and all prior deeds and other instruments forming the chain of title of the Premises, and further subject to all the exceptions, reservations, terms and conditions expressly stated in the Sublease, Lessor does hereby SUBLEASE, LET and DEMISE the Premises to Lessee that certain parcel or tract of land situate within Williamson and Franklin Counties, Illinois, as more particularly identified and described on the map attached hereto as Exhibit A, (the “Premises”). Lessor’s sublease and demise of the Premises to Lessee is conditioned upon Lessee’s agreement to comply with all terms and conditions contained in the Surface Lease, which Surface Lease is attached hereto as Exhibit C and incorporated herein by reference.

2.0 Use Rights Within the Subleased Premises. Lessor hereby grants unto Lessee the right to use the surface of the Premises to construct, operate and maintain the Williamson Rail Load Out, and any other structures incident or necessary thereto, including parking areas, storage buildings and areas, utilities, water and sewer lines, pipelines and power lines, or to grant permission to a third party to construct the same, and to conduct such other surface operations that are reasonably necessary in connection with the operation of the Williamson Rail Load Out; provided, however, that Lessee shall not construct, operate or maintain any structures that fail to comply with the Surface Lease and all permits and laws governing the Premises, and Lessee shall not construct any permanent surface impoundments, fill or storage areas or disposal operations of any kind or nature on the Premises without the prior written consent of Lessor.

3.0 Grant of Easement and License. Lessor also grants unto Lessee an easement, right of way and license for the term of this Sublease to use the Premises for the purpose of constructing, operating and maintaining the Williamson Rail Load Out.

4.0	Additional Surface Rights Within the Subleased Area and Adjacent Area:

Lessor hereby further grants unto Lessee the following additional rights relating to the conduct of operations on the Premises and adjacent area:

a. The right of ingress, egress and all other access rights for all purposes related to the performance of Lessee’s services under the Sublease, including, but not limited to, the right to construct and maintain roadways in such locations as may be approved by Lessor, which approval shall not be unreasonably withheld;

b. The right to conduct seismographic testing, surveying, and all other testing, examination or prospecting that may be necessary or convenient to the conduct of Lessee’s services under the Sublease;

c. The right to construct, operate and maintain such facilities and/or structures on the Premises as may be necessary or convenient to the operation of the Williamson Rail Load Out; provided, however, that all such facilities and structures must comply with the terms of the Surface Lease, this Sublease and all permits on the Premises, and provided further that Lessee may not construct any ponds, reservoirs for water or waste material, stockpiles, valley fills and/or dump minerals, overburden, tailings, spoils, or other waste material, or construct or

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operate leaching ponds of any kind or nature on the Premises without the prior written consent of Lessor. No buildings, structures, improvements, or other obstruction shall be constructed within the limits of any electric transmission or distribution line right of way reserved from the Sublease. All disposal operations within any reserved easement and right of way must comply with applicable code clearance requirements, and shall be subject to Lessor’s approval.

d. The right to construct or grant permission for a third party to construct any pipelines, power lines, water and sewer lines, or utilities on the Premises, or to grant permission to a third party to construct the same, as Lessee may deem appropriate; provided, however, that Lessee shall not construct, operate or maintain any structures that fail to comply with the Surface Lease and all permits and laws governing the Premises.

e. The right to construct, operate and maintain the Williamson Rail Load Out.

f. In the event the Lessor’s written consent is reasonably required by any administrative agency of Illinois or any other state or the United States of America, Lessor agrees to timely sign, without further compensation, any required document indicating its consent and approval of Lessee’s operations hereunder, subject to all terms and conditions of the Surface Lease and all exceptions and reservations either expressly or generally noted in Paragraph 5.0.

g. The right, if necessary, after the termination or expiration of this Sublease, to continue to have access to the Premises in connection with the conduct of any restoration or reclamation operations, without further compensation therefore, subject to all terms and conditions of the Surface Lease and all exceptions and reservations either expressly or generally noted in Paragraph 5.0.

h. The unlimited right to transport Foreign Coal over or through the Premises. For purposes of the Sublease, “Foreign Coal” is defined as any coal that is not delivered to Lessee by Lessor.

5.0	Exceptions and Reservations:

The Lessor hereby reserves to itself, its employees, subcontractors, agents, successors and assigns:

5.1 The right to enter in or upon the Premises, at Lessor’s sole expense and risk, during normal working hours, for the purpose of inspecting the Premises, in a manner which shall not unreasonably interfere with the business of the Lessee in its operations under the Sublease;

5.2 The right to cut or remove any timber growing on the surface of the Premises; provided, however, that with the advance written consent of Lessor, the Lessee may cut timber interfering with Lessee’s operations hereunder. All timber which shall be cut and removed shall be cut in lengths designated by the Lessor. Title to all timber, including that cut with permission of Lessor, is reserved to Lessor.

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5.3 The right to explore for, drill, test, develop, mine and remove from the Premises all coal, oil, gas, casing head gas, hydrocarbons, coal seam gas, petrochemicals, rocks, minerals, mineral substances, non-mineral substances and any other substances now known or hereafter discovered. It is understood and irrevocably agreed that the intent of this paragraph is that Lessor reserves unto itself, its successors and assigns, all substances presently known or those substances which may come to be known or identified in the future, including without limitation, those substances recited above, together with the right to explore for, mine and remove said reserved substances. It is recognized by the parties hereto that the rights herein reserved to Lessor may possibly conflict with the rights granted to Lessee hereunder. In the event of such a conflict or potential conflict, the parties shall negotiate in good faith and attempt to resolve the issue to their mutual satisfaction, and that any and all future leases, easements, contracts or licenses granted by Lessor, its successors, assigns, principals, employees, contractors or agents to explore for, drill, test, mine, develop or remove the reserved substances will require coordination with Lessee such that Lessee can conduct its operations hereunder reasonably free of interference.

5.4 The right to cause subsidence to occur on any portion of the Premises, including without limitation, any portion of the rail load out or other equipment to be installed by Lessee on the Premises, without liability to Lessee for the same.

5.5 The right to construct, operate, maintain and use facilities and rights-of-way across the Premises for any power lines, communications lines, pipelines, conveyors, roads or other improvements or facilities as may be necessary or desirable in Lessor’s discretion for the purpose of gaining access to the Primary Property or distributing electric or other energy to the Premises or the Primary Property, and for telephone, telegraph or communications purposes, without compensation therefore. Lessor further excepts and reserves from this Sublease any existing transmission and distribution power lines and appurtenant poles, towers, supporting structures, cross arms, conductors, wires, cables, and other facilities and associated equipment now located on the Premises, whether overhead or underground, and also excepting and reserving unto Lessor, its affiliated companies, predecessors in interest, successors and assigns, lessees and tenants permanent rights-of-way and easements for such purpose.

5.6 The right to construct, reconstruct, operate, maintain, inspect, protect, repair, replace, renew, relocate, or remove poles, supporting structures, and towers with cross arms, guys, anchors, grounding systems and fixtures, and all other facilities and associated equipment, and string conductors, wires, and cables thereto from time to time.

5.7 Lessee shall not place any building, structure or other improvement or other obstruction within the rights of way and easements herein reserved, and Lessor shall have the right to cut, trim and/or otherwise control, and at Lessor’s option, to remove from the right-of-way and easement herein reserved, or from the Premises

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adjoining the same on either side, any trees, overhanging branches, brush, or other obstructions which may endanger the safety of or interfere with the construction, operation, or maintenance of said poles, towers, supporting structures, cross arms, guys, anchors, grounding systems, fixtures, conductors, wires and cables.

5.8 The right of ingress and egress from the easements reserved herein to public roads in and over existing or future roads and lanes and other reasonable routes on the above-described real estate.

5.9 The rights, easements, privileges, and appurtenances which may be required or desirable for the full exercise of the rights herein reserved.

5.10 All exceptions, reservations, conditions, waivers and restrictions contained in the Surface Lease and all prior deeds and other instruments forming the chain of title of the Premises

5.11 All other property rights in the Premises not herein expressly leased and demised, together with the right to fully use and enjoy the same.

6.0	Term.

6.1 This Sublease shall become effective upon the date of execution hereof. Subject to the term of the Surface Lease, this Sublease shall continue in effect until midnight on March 12, 2018 (“Term”). Lessee may elect to renew or extend the Term of this Sublease successive five (5) year periods. If Lessee does not elect to renew or extend the Term, Lessor shall have the option to purchase Lessee’s interest in the Williamson Rail Load Out for one hundred percent (100%) of its fair market value as determined by an independent appraiser satisfactory to both parties.

6.2 Subject to the exclusivity provisions in Sections 6.4 and 7.3, Lessor shall have the right to cause Lessee to suspend its services performed hereunder (but not terminate this Sublease), in whole or in part.

6.3 Lessor shall have no minimum shipping obligations under the Sublease.

6.4 Lessee shall be the exclusive provider of coal loading services for coal produced from the Primary Property for so long as this Sublease is in effect; Provided, however, that if Lessee is unable to load Lessor’s coal as stated in the Sublease, Lessor shall have the right to obtain those services elsewhere until such time as Lessee is able to resume those services, subject to any right on the part of Lessor to terminate this Sublease as provided herein.

6.5 NOTWITHSTANDING ANYTHING CONTAINED IN THE SUBLEASE TO THE CONTRARY, LESSOR MAKES NO REPRESENTATIONS, COVENANTS, OR WARRANTIES, EXPRESSED, IMPLIED OR OTHERWISE, TO THE LESSEE AS TO THE DURATION OR CONTINUANCE OF THIS SUBLEASE.

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7.0	Lessee’s Construction and Operation of Williamson Rail Load Out and Loading of the Coal.

7.1 Lessee shall be responsible, at Lessee’s sole cost and expense, for constructing the Williamson Rail Load Out and any structures or facilities incidental or necessary thereto in conformance with the Surface Lease and all applicable permits, laws and regulations. The Williamson Rail Load Out shall be designed and constructed so as to enable Lessee to provide the coal loading services specified herein in a modern and efficient manner.

7.2 Lessee shall be responsible for operating, repairing and maintaining the Williamson Rail Load Out and for keeping the same in good working order at all times.

7.3 Subject to the terms and conditions of this Sublease, Lessee shall have the exclusive right to, and shall have the obligation to, weigh and load all coal from the Primary Property on the Williamson Rail Load Out.

7.4 Lessee agrees to perform its services hereunder in an efficient manner through the use of diligent and skillful management and labor, in conformity with generally accepted industry standards.

7.5 Lessee shall forthwith commence its work hereunder and agrees to furnish, except as otherwise agreed in writing by the parties or provided herein, all labor, equipment, materials, supplies, tools and services to fully satisfy its obligations and duties specified herein. Lessee represents to Lessor that it has made an independent examination of the Premises, is familiar with the physical condition of the area, and that it has the personnel, skills, training and experience necessary to carry out and perform the services to be provided hereunder.

7.6 Lessee agrees to operate the Williamson Rail Load Out as scheduled by Lessor in order to enable uninterrupted production and loading of coal produced from the Primary Property. Lessee shall be responsible for providing all personnel necessary for maintenance and repair of the Williamson Rail Load Out and the Premises, including the necessary personnel and services to assure continuous and uninterrupted operations during designated working hours with a minimum of downtime. Lessee shall schedule its work and repairs to the Williamson Rail Load Out so as to minimize any downtime, and shall schedule such downtime only after approval by Lessor’s representative.

7.7 Lessee shall be responsible for keeping the Williamson Rail Load Out and the Premises in a neat, clean and orderly condition, reasonably free of debris and in compliance with all applicable federal, state and local environmental, health, safety and other laws, rules and regulations.

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7.8 Lessee shall not take title to or have any ownership interest in any coal or other materials handled under the Sublease. Lessee shall not be liable to Lessor for any damages for loss or injury to the coal which could not have been avoided by Lessee’s exercise of due care in the performance of its duties specified in the Sublease.

7.9 Upon the expiration or termination of this Sublease and upon Lessor’s written request, Lessee shall be responsible for restoring the Premises to its original state at the commencement of the Sublease within six (6) months from the date of expiration or termination hereof, and performing all reclamation activities required under all applicable permits on the premises. Except as otherwise requested by Lessor in writing or if Lessor purchases the Williamson Rail Load Out pursuant to Section 6.1 hereof, Lessee covenants and agrees, in conjunction with the foregoing to remove the Williamson Rail Load Out and all surface structures, facilities and amenities installed by Lessee on or within the Premises during or in connection with Lessee’s conduct of operations under this Sublease, including but not limited to, all structures, conveyors, stockpiles, buildings, roads, tracks, scales, utilities, and other facilities, or other improvements and reclaim the affected areas as required by all applicable permits and laws.

7.10 Lessor and Lessee shall jointly own the Williamson Rail Load Out on the Premises as tenants in common, and their respective interests in and to the Williamson Rail Load Out are set out in more detail in a Tenancy-in-Common Agreement executed by and between Lessor and Lessee of even date with the Surface Sublease and Operation Agreement.

8.0	Consideration.

As full consideration for the services of Lessee in maintaining and operating the Williamson Rail Load Out and weighing and loading coal from the Primary Property thereby, Lessee shall be paid as follows:

8.1 For each ton of coal produced from the Primary Property that is loaded on the Williamson Rail Load Out, Lessee shall be paid a fee of One Dollar and Sixty Five Cents ($1.65), which fee shall escalate at the rate of One and Ninety Four Hundredths of One Cent (1.94¢) per ton per year during the term of this Sublease. After March 13, 2007, Lessor and Lessee shall conduct a good faith negotiation to adjust the fee charged for Lessee’s services under this Section, within plus or minus twenty percent (20%) of the current fee stated herein.

8.2 Lessee’s payment shall be calculated on the same number of clean tons that customers pay to purchase the coal from the Primary Property, as shown by copies of invoices supplied to Lessee for the sole purpose of verifying the number of tons sold.

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8.3 Lessee shall be paid on the 10th and 25th of each month for the prior one-half month and Lessee’s payments shall be based on invoices submitted for the applicable period by Lessee on the 15th and 30th of each month.

8.4 Lessee shall pay to Lessor rent in the amount of Five Thousand Dollars ($5000.00) for each year of this Sublease as consideration for Lessee’s use of the Premises. Lessee’s rent payment shall be paid on or before the 10th day of the month following each anniversary date of this Sublease.

8.5 Lessee shall pay Lessor a charge for moving Foreign Coal through the Premises. If Foreign Coal is delivered by a non-Affiliate of Lessee, then the fee shall be thirty percent (30%) of the net income Lessee derives from moving such Foreign Coal through the Premises (“Third Party Foreign Coal Fee”). For purposes of this subsection, “net income” shall mean the gross revenue received by Lessee for the Foreign Coal movement less the operating cost of providing such services. If Foreign Coal is delivered by an Affiliate of Lessee, then the fee shall be thirty percent (30%) of the estimated net income that Lessee could receive from moving such Foreign Coal on terms negotiated on an arms’ length basis. Lessor acknowledges that Lessee’s actual charges to an Affiliate may be higher or lower than a Third Party Foreign Coal Fee. “Affiliate” means, with respect to a person, any other person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such first person. “Control”, as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities or otherwise. Lessee shall calculate fees for Foreign Coal in good faith and shall provide Lessor with reasonable access to its books and records concerning the calculation of such fees.

8.6 Lessor’s payment of the Foreign Coal Fee pursuant to Section 8.5 shall be calculated on the same number of clean tons that customers pay to move the Foreign Coal, as shown by copies of invoices supplied to Lessor for the sole purpose of verifying the number of tons moved. Any information from customer invoices that is not necessary for Lessor to verify the tonnage, including without limitation, any information regarding the price paid for movement of the Foreign Coal, may be redacted prior to the time the invoices are produced to Lessor.

8.7 Lessor shall be paid on the 15th of each month for all Foreign Coal moved through the Premises in the prior month.

8.8 Lessor covenants and agrees:

(a) to pay all royalties and other payments that may be required pursuant to the rights which Lessor has to mine coal and deliver it to the Williamson Rail Load Out hereunder; and

(b) to pay all severance taxes applicable to the coal delivered at or through the Williamson Rail Load Out hereunder; the per ton reclamation fee or tax which may be required to be paid for such coal under the Surface Mining Control and

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Reclamation Act of 1977; the fees or taxes required to be paid for such coal under any Illinois or other applicable surface coal mining laws; and the black lung excise tax imposed on such coal for black lung benefits under the Black Lung Benefits Act of 1977.

9.0	Payments; Weight Upon Which Payments are Calculated.

9.1 Lessor shall at all times have the right to deduct and set off from any payments or other sums due to Lessee hereunder any amounts owed to Lessor by Lessee for any reason except for payments owed by Lessee for the movement of Foreign Coal through the Premises, as well as (i) any amounts paid by Lessor on behalf of Lessee to third parties, or (ii) any amounts which Lessor determines, in its reasonable discretion, it may in the future be required to pay to third parties or incur itself on behalf of Lessee due to Lessee’s failure to comply with the terms and conditions of this Sublease.

9.2 Payments made to Lessee, as described in Paragraph 8.0 shall include any improvements and rehabilitations performed by Lessee in and around the Premises during the term of this Sublease.

9.3 Lessee shall not permit any lien to attach to the Premises that is superior to the Lessor’s lien thereon, other than the initial construction financing for the Williamson Rail Load Out. Lessee shall not permit any lien to attach to the Premises as a result of Lessee’s failure to pay any third party for any labor, materials, supplies, wages or other like items, including without limitation, any mechanic’s liens or material men’s liens. In the event (and as often as such event may occur) that any such third party perfects or threatens to perfect a legal right to encumber the coal on the Premises, or the Premises itself, in whole or in part, as a result of Lessee’s failure, in whole or in part, to pay such party as herein provided, or as Lessee may be otherwise legally obligated, Lessor, at its sole option and in addition to its other rights and remedies hereunder, does and shall have the right to permit Lessee to take steps to remove said lien or Lessor may, in whole or in part, pay and settle with such party directly; provided, however, that in the event it is established that the third party had a bone fide legal right to file said lien as a result of Lessee’s actions or inactions, all such direct payments by Lessor shall be forthwith reimbursed to Lessor by Lessee, Lessor reserving the right, at its sole option, to deduct and set-off such direct payment sums, as and when the same are paid, from monies owed to Lessee pursuant to the Sublease and/or other agreements between the parties hereto, as provided in this Paragraph 9. This paragraph and/or the payment of such direct payment sums, in whole or in part, by Lessor is not and shall not be construed as a waiver, alteration or modification of any of the Lessee’s obligations assumed by it hereunder, nor as a covenant by Lessor to perform the same.

9.4 Lessee shall be paid on a per-ton basis, for all of Lessee’s services performed under this Sublease, based on the number of tons of clean coal from the Primary Property that Lessee handles through the Williamson Rail Load Out and for

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which a customer pays. No later than the 10th day of each month, Lessee shall be provided with copies of invoices to purchasers of the coal for which Lessee was paid in the previous month in order to reconcile Lessor’s payments to Lessee against the number of tons for which customers paid (the “Monthly Reconciliation”). After the Monthly Reconciliation, Lessor shall adjust Lessee’s next payment for handling the coal upward or downward, as the case may be, to reflect any differences between the number of tons for which Lessee was paid during the applicable period and the number of tons for which customers paid, and shall provide written notice to Lessee of the adjustment. Any information from customer invoices that is not necessary for Lessee to verify the tonnage, including without limitation, any information regarding the price paid for the coal, may be redacted prior to the time the invoices are produced to Lessee.

10.0	Compliance with Permits and Applicable Laws; Non-Discrimination.

10.1 Lessee shall conduct its operations in accordance with all federal, state and local laws, rules and regulations, now or hereafter in effect, and such permits as Lessor may have or secure in the future to maintain the beltlines, load and transport the clean coal, and operate the Premises. Lessor shall obtain and maintain in full force and effect, at is sole expense, all permits and approvals necessary for Lessee to perform the services contemplated in this Sublease. Notwithstanding the foregoing, Lessee agrees to offer such permitting assistance to Lessor as Lessor may reasonably request, at Lessor’s expense. Lessee shall secure an MSHA Identification Number prior to entering onto Lessor’s property to perform the services contemplated under this Sublease. Lessee shall file all necessary reports or other documents, whether mandatory or permissible, with the applicable governmental or other office(s) in order to properly establish and serve notice of Lessee’s sole and exclusive responsibility for the health and safety of its employees, agents and permitted assigns and responsibility for compliance with such laws and regulations during the term of this Sublease.

10.2 Lessee shall at all times comply with all applicable federal, state and local laws (including, but not limited to, the Federal Mine Safety and Health Act of 1977, as amended), ordinances, rules, regulations, codes and orders relating to the operations and services to be conducted and performed hereunder and with the safety rules and regulations of Lessor.

10.3 Lessee shall implement a drug testing policy applicable to all of Lessee’s employees, agents, and permitted assigns performing work under this Sublease, which policy shall comply with all state, federal and local laws, ordinances, rules and regulations and shall be satisfactory to Lessor.

10.4 Lessee agrees not to discriminate against any employee or applicant for employment to be used in the performance of the obligations of Lessee under this Sublease because of race, color, religion, sex, ancestry, age, national origin or disability (as the same is defined in The Americans With Disabilities Act of 1990, 42 USC § 12101-13 (West Supp. 1991) and any regulation promulgated thereunder) or any

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other unlawful basis. The Lessee agrees to comply with all of the provisions of Executive Order 11246, as heretofore amended by Executive Order 11375 and Executive Order 12086, and any subsequent amendments, and with the relevant rules, regulations, and orders of the Secretary of Labor. Lessee shall execute such certifications of its compliance with the requirements of this paragraph as Lessor may from time to time require, which certifications shall become a part of this Sublease as if fully set forth herein.

11.0	Relationship of Parties.

11.1 Lessee shall perform the work and services required by this Sublease according to its own manner and methods not inconsistent with the provisions hereof. Subject to the specific agreements and obligations of the Lessee contained herein, Lessor shall not exercise, or have any right to exercise, any direction, control or supervision over Lessee, or the manner or means of Lessee’s performance of the services hereunder. Nothing herein shall be construed as creating a single enterprise, joint venture, agency, partnership or employment relationship between Lessor and Lessee or any of the Lessee’s employees or agents. Lessee shall not be an agent or representative of the Lessor, and shall not have any authority to act for the Lessor or to bind, or attempt to bind Lessor in or under any contract or agreement or to otherwise obligate the Lessor.

11.2 At all times during the term of this Sublease, Lessee is and shall be an independent and separate entity from Lessor, and not an employee of Lessor, and all employees, agents, and permitted assigns of Lessee shall be considered to be employees, agents, or assigns of Lessee and at no time shall the employees, agents, and permitted assigns of Lessee be considered to be employees, agents, assigns or sublessees of Lessor.

11.3 Lessee, solely and exclusively, shall employ, direct, supervise, discharge and fix the compensation and the working conditions and practices of its employees, shall be solely responsible for their payment and the payment of any employment-related benefits that Lessee may choose to provide to its employees, and shall comply with all laws pertaining to payment of employees; and Lessee shall provide Lessor either a copy of any bonds posted with respect to Lessee’s employees or their compensation as required by law, or give assurance that such bond is not required.

12.0 Fines and Penalties. Lessee shall be responsible and solely liable for the payment of any assessments, penalties, or other fines imposed by any federal, state, or local agency, and for any violation of any federal, state, or local law or regulation arising out of Lessee’s performance of the work hereunder or Lessee’s sublease of the Premises. Lessee shall provide Lessor with a copy of all such violations or citations issued by any federal, state or local agency immediately upon receipt and fully inform Lessor of the circumstances surrounding such issuance. Lessor may compromise and settle any claims for fines or penalties without the approval of the Lessee.

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13.0 Workers’ Compensation. Lessee shall become and remain a subscriber to the Workers’ Compensation Fund of Illinois, or otherwise provide appropriate workers’ compensation coverage for its employees under an insurance program, policy or coverage authorized and approved by the Insurance Commissioner of Illinois or any other applicable state;1 shall maintain insurance for, or otherwise guarantee, the payment of federal black lung benefits to its employees in accordance with applicable laws; and shall conduct its operations in full compliance with the Fair Labor Standards Act, the Walsh-Healy Act, and all other applicable state and federal laws and regulations and shall certify to Lessor on a quarterly basis compliance therewith in connection with all work performed hereunder. In connection with the foregoing duty of Lessee to provide Workers’ Compensation Fund coverage and guarantee the payment of federal black lung benefits, Lessee shall (a) comply with all provisions of Illinois or any other applicable law, as heretofore or hereafter amended, and (b) provide Lessor with copies of all required reports filed with any governmental agency or fund in satisfaction of these obligations, as well as copies of canceled checks, front and back, evidencing payment of said obligations, by the 10th day of the second succeeding month after the month in which said reports and payments are required to be filed with said funds or agencies. In addition, Lessee shall furnish to Lessor each quarter an updated Certificate of Coverage which evidences that the Lessee is in good standing with the Illinois Workers’ Compensation Fund or any other applicable and authorized workers’ compensation program. Lessee shall remain in compliance with the terms of this Paragraph 13 throughout the term of this Sublease, as well as at all times that Lessee remains on the Premises for any reason, including without limitation, for the purpose of performing its obligation to restore the Premises to its original state and performing all required reclamation work.

14.0	Responsibility for and Payment of Employees.

14.1 Lessee, solely and exclusively, shall (i) employ, direct, supervise, discharge, and fix the compensation and working conditions and practices of its employees; (ii) be solely responsible for their payment, and comply with all laws pertaining to payment of employees, including any laws requiring the posting of a bond or bonds, and provide Lessor a copy of any documentation evidencing such compliance; (iii) be solely and exclusively responsible for, and exercise complete control of its employees in all matters, disputes or grievances arising out of or in any way connected with Lessee’s operations; (iv) establish adequate and proper safety and security rules for the work performed hereunder and cause its employees and agents at all times to abide by and observe the same; (v) file all necessary reports and other documents, whether mandatory or permissible, with all applicable governmental authorities to properly establish and serve notice of Lessee’s sole and exclusive responsibility for the work performed hereunder and for the health and safety of its employees and agents, as well as such reports or documents

[1]	Lessee’s employees shall include any owner if Lessee is a sole proprietorship, any partner if Lessee is a partnership, and any officer or director if Lessee is an association or corporation, if such owner, partner, officer or director at any time engages in work hereunder that is ordinarily performed by workers and employees required to be covered under Illinois law.

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required by such authorities to continue and evidence Lessee’s aforesaid responsibility throughout the term of this Sublease, and provide Lessor with a copy of such reports and documents submitted to such governmental authorities; (vi) provide safety training to its employees as required by all applicable federal, state and local laws, rules and regulations and in accordance with such standards and criteria as Lessor may establish for employees of Lessee engaged in the work hereunder; (vii) pay for and maintain all private and group life, accidental death and dismemberment, health, sickness, and accident insurance and pension plans for its employees; (viii) pay any other welfare benefit payments required to be paid to, or on behalf of, or for the benefit of, Lessee’s employees, pursuant to any plan document; and (ix) immediately notify Lessor of any accidents involving employees of Lessee or any permitted assigns working on the Premises if such accidents are of a serious nature or are likely to become “lost time” accidents, and thereafter, as the same are generated, provide Lessor with all reports, documents, investigation summaries, and other data relating to any such accidents within thirty (30) days of the incident date and every ninety (90) days thereafter.

14.2 Lessor shall have the right to inspect at reasonable times and on reasonable notice to Lessee such records of Lessee as are necessary to ascertain whether or not Lessee is in compliance with the requirements of this paragraph or any other provision of this Sublease.

14.3 If at any time Lessee is not able to satisfy Lessor that the wages and benefits of employees of Lessee or Lessee’s permitted assigns have been paid, Lessor shall have the right, but not the obligation, to pay the wages and benefits of any such employee directly to or for the employee and to deduct the amount so paid from the compensation agreed to be paid to Lessee hereunder. It is understood, however, that this provision shall not be construed as a promise on the part of Lessor to pay such amounts, and that as to any payments to or for such employees made under this provision, Lessor shall be deemed the agent of Lessee. In no event shall Lessor be deemed the employer of Lessee’s employees or agents.

14.4 If any arrangement, however informal and of whatever duration, is made whereby employees of Lessee are used by Lessor, they shall, while engaged in such work, be considered employees of both Lessee and Lessor. During the course of any such arrangement, said employees shall be considered special employees of Lessor while simultaneously maintaining their general employment relationship with Lessee. Further, Lessor may exercise such right of control over the details of the work being performed by said special employees as shall be necessary to complete the task.

15.0	Indemnity.

15.1 General Indemnity. Lessee shall, to the extent permitted by law, indemnify, defend, and save harmless Lessor, and Lessor’s parent entities, subsidiaries and affiliates and their respective shareholders, officers, directors, members, managers, employees, agents, successors, assigns, guarantors and invitees (“Lessor’s Indemnified Persons”) from and against any and all claims, demands, suits, penalties, fines or assessments of

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any kind or nature whatsoever which may be threatened or brought against them (individually or jointly) or in which they may be named a party defendant, in any way arising out of or incident to Lessee’s performance of this Sublease or in any way arising out of Lessee’s sublease of or operations on the Premises, regardless of whether such claims, demands, suits, fines, penalties and assessments are occasioned by the negligence of Lessor or Lessor’s Indemnified Persons. Provided, however, that Lessee shall not be held responsible for claims or suits attributable to the sole and exclusive negligence of Lessor or Lessor’s Indemnified Persons.

15.2 Responsibility for Lessee’s Property and Equipment. Lessee releases Lessor, and Lessor’s Indemnified Persons from liability for damage to any of its material, machinery, equipment or other property regardless of the cause thereof and whether such damage is caused by the negligence of Lessor, Lessor’s Indemnified Persons or any other person; Provided, however, that Lessee shall not be held responsible for damages attributable to the sole and exclusive negligence of Lessor or Lessor’s Indemnified Persons.

15.3 Defense of Claims. If any action or proceeding is brought by reason of any claim described in this paragraph, Lessee will promptly notify Lessor of such claim and will indemnify and hold harmless Lessor for the defense of such action or proceeding (or assume the Lessor’s defense, at Lessor’s sole election), and satisfy any order, judgment or settlement resulting therefrom.

15.4 Survival. These covenants of indemnity shall survive the cancellation, termination or expiration of this Sublease.

16.0	Insurance.

16.1 Without limiting Lessee’s undertaking to protect, indemnify, hold harmless, and defend Lessor and Lessor’s Indemnified Persons as set forth in Paragraph 15 or any other provision of this Sublease, Lessee agrees to procure and keep in force and effect the insurance coverages listed below with insurance carrier(s) that are acceptable to Lessor in the Lessor’s reasonable discretion. Before commencing any work under this Sublease, Lessee shall furnish Lessor with certificates of insurance and/or certified copies of the insurance policies themselves together with all applicable endorsements attested by a duly authorized representative of the insurance carrier(s) evidencing that the insurance required hereunder is in force and effect and that such insurance will not be reduced, cancelled or materially changed without giving to Lessor at least thirty (30) days prior written notice.

(a) Workers’ Compensation and Employer’s Liability Insurance: Lessee and all of its employees, workmen, agents, and servants shall comply with all requirements of the worker’s compensation laws of the State of Illinois or any other state(s) whose workers’ compensation laws may apply to the performance of work or services performed under this Sublease. In addition, Lessee shall carry employer’s liability insurance covering all operations and work hereunder in an amount not less than one million dollars ($1,000,000) per occurrence or such other reasonable amount as Lessor may require during the term of this Sublease. All such employer’s liability insurance shall expressly provide that all rights of subrogation against Lessor are waived.

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(b) Comprehensive General Liability Insurance and Excess Umbrella Liability Insurance: Minimum limits of five million dollars ($5,000,000) combined single limit per occurrence and in aggregate for bodily injury and property damage. This coverage shall include, but not be limited to, provisions for:

(i)	Premises — operations;

(ii)	Blanket broad form contractual — specifically covering the indemnity obligations in this Sublease;

(iii)	Blanket broad form property damage;

(iv)	Independent Lessees;

(v)	Personal injury;

(vi)	Lessor named as additional insured;

(vii)	Blanket broad form cross liability endorsement;

(viii)	Products and completed operations;

(ix)	Where exposure exists, explosion, collapse, and underground (XCU) hazard exclusions must be deleted; and

(x)	Waiver by insurer of all payment obligations of Lessor for payment of premiums, audits, deductibles, retro-adjustments or any other payment obligation due to the insurer by Lessee.

(c) Environmental Liability (Pollution Coverage): Minimum limits of one million dollars ($1,000,000) combined single limit occurrence and in aggregate covering both bodily injury and/or property damage claims arising from first and/or third party exposures. To the extent such coverage is procured on a claims-made basis, Lessee agrees to maintain such coverage for a minimum of thirty-six (36) months following the expiration or termination of this Sublease or any extension thereof, or alternatively, Lessee agrees to purchase a thirty-six (36) month Extended Reporting Period (ERP) endorsement from the environmental insurer upon the expiration or termination of this Sublease for any reason.

(d) Auto Liability Insurance and Excess (Umbrella) Liability Insurance: Minimum limits of one million dollars ($1,000,000) combined single limits per occurrence for death, bodily injury and property damage claims. This coverage shall include, but shall not be limited to, coverage for:

(i)	Owned vehicles;

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(ii)	Hired vehicles;

(iii)	Non-owned vehicles;

(iv)	Lessor named as additional insured;

(v)	Cross liability endorsement; and

(vi)	Waiver by insurer of all payment obligations of Lessor for payment of premiums, audits, deductibles, retro- adjustments or any other payment obligation due the insurer by Lessee.

(e) Additional Insurance: Such additional types and amounts of insurance as may reasonably be required by Lessor from time to time.

16.2 The policy or policies providing for the insurance required by this Sublease, and any other policies, shall be endorsed to specifically include the liability assumed by Lessee under the indemnity provisions of this Sublease.

16.3 In addition, such insurance shall specifically name Lessor as an additional insured party and shall be primary to any and all other insurance of Lessor with respect to any and all claims and demands which may be made against Lessor and its officers, directors, employees and agents, whether on account of injury or death of any person or persons, damage to or loss of property, violation of law or regulation or otherwise, in any way arising out of, related to or attributed to, directly or indirectly, the services provided by Lessee to Lessor under this Sublease. Lessor reserves the right to approve the specific endorsement wording granting Lessor Additional Insured status on all of the Lessee’s applicable and/or required insurance policies. Such insurance shall specifically provide that it applies separately to each insured against which claim is made or suit is brought, except with respect to the limits of liability, and shall further provide that all rights of subrogation against Lessor are waived.

16.4 Lessee shall remain in compliance with the terms of this Paragraph 16 throughout the term of this Sublease, as well as at all times that Lessee remains on the Premises for any reason, including without limitation, for the purpose of performing its obligation to restore the Premises to its original state and performing all required reclamation work.

17.0	Termination on Default.

17.1 If Lessee shall:

(a) fail to construct, operate or maintain the Williamson Rail Load Out as required by this Sublease,

(b) fail to weigh and load coal from the Primary Property on the Williamson Rail Load Out pursuant to the terms and conditions of this Sublease,

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(c) make any default in payment of any sums that may be due to Lessor under this Sublease, or

(d) fail in any other respect to comply with the terms and conditions of this Sublease or the Surface Lease,

then in such case Lessee shall be considered in default of this Sublease. If Lessee fails to demonstrate that it has cured any such default within thirty (30) days from the receipt of written notice and demand from Lessor to remedy the same, or if any such default is not capable of being cured within the thirty (30) day time period, then upon written notice by Lessor of its intent to terminate this Sublease, this Sublease shall immediately cease and terminate and the Sublease shall be of no further force or effect.

17.2 If Lessee shall (1) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets; or (2) be unable, or admit in writing, its inability to pay its debts as they mature, or (3) make a general assignment for the benefit of creditors; or (4) be adjudicated a bankrupt or insolvent or dissolved; or (5) file a petition in bankruptcy or for reorganization or for an arrangement pursuant to the Federal Bankruptcy Act or any similar Federal or State law now or hereafter in effect; or (6) file an answer admitting the material allegations or consent to or default in answering a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or corporate action shall be taken for the purpose of effecting any of the foregoing; or (7) if an order, judgment or decree shall be entered, without the application, approval or consent of Lessee, by a court of competent jurisdiction, approving a petition seeking reorganization of Lessee or appointing a receiver, trustee or liquidator of Lessee or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of thirty (30) consecutive days; then Lessee shall be deemed in default and Lessor shall have the right to terminate this Sublease at any time thereafter by giving Lessee written notice of such termination, and upon the giving of such notice, this Sublease and the rights herein granted to Lessee shall terminate.

18.0	Remedies Upon Default.

18.1 The remedies under this Sublease shall be cumulative, rather than exclusive, and Lessor shall have upon the occurrence of any event of default under Paragraph 17.0 the right to exercise, in addition to any, and all rights available under Illinois statutory law or common law or otherwise available under this Sublease, the option to terminate this Sublease, re-enter and take possession of the Premises without initiation of legal process, and thereafter re-let the same or any part thereof for the balance of the term hereof, or any part thereof, upon such conditions as Lessor may deem proper. Neither re-entry nor re-letting shall discharge Lessee from any payments due to Lessor at the time of termination or re-entry, or from any unsatisfied obligation of the Lessee under this Sublease.

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18.2 Upon the occurrence of any event of default under Paragraph 17.0, Lessor shall have the right, in addition to any and all rights available under Illinois statutory or common law, or otherwise available under this Sublease, to terminate this Sublease, re-enter the premises and take possession of the Premises and all structures, fixtures and equipment located therein or anywhere on the Premises, including without limitation, the Williamson Rail Load Out, and said structures, fixtures and equipment shall become the property of Lessor. In such a case, Lessor shall be entitled to operate the Williamson Rail Load Out at Lessor’s sole cost and expense, or Lessor may remove the Williamson Rail Load Out and all other structures on the Premises, at Lessee’s sole cost and expense

18.3 No termination or re-entry hereunder by Lessor shall bar the recovery of damages for the breach of any of the terms, conditions or covenants on the part of Lessee herein contained. The failure of Lessor to recognize any act constituting a default by Lessee hereunder shall not constitute a waiver of its rights later to act hereon or on any other default by Lessee hereunder.

19.0	Removal of Equipment.

19.1 Upon the expiration of this Sublease, and upon the condition that:

(a) All sums of money due the Lessor by the Lessee have been paid, and

(b) All of Lessee’s covenants and obligations under this Sublease have been fully kept and performed to Lessor’s reasonable satisfaction, and Lessee is not in default of any term or condition herein at the time of the expiration of this Sublease, then:

Lessee shall have the right to remove from the Premises within ninety (90) days after said expiration all of Lessee’s structures, equipment, machinery, improvements and other property Lessee may have placed on the Premises during the term of this Sublease, subject to Lessor’s right to purchase the Williamson Rail Load Out as provided in Section 6.1 hereof.

19.2 If Lessee does not remove said structures, equipment, machinery, improvements, and other property of Lessee from the Premises, as provided above, Lessee irrevocably agrees that Lessor, at its sole option, shall be deemed the sole owner of said property remaining on the Premises, and Lessor shall have the additional right, at its sole option, to remove the property at Lessee’s expense or to sell such of Lessee’s property remaining on the Premises as is necessary to defray the cost(s) of removal of all or any part of the remaining aforementioned property.

20.0 Lessor’s Right of Inspection. Lessor shall have, at all reasonable times during the term of this Sublease on prior notice to Lessee, access to the

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Premises at Lessor’s sole risk, to make such inspections of the Premises and operations being conducted as it deems desirable to ensure that such operations are being performed in accordance with the obligations of Lessee hereunder. Nothing herein shall be construed to mean that any inspection or approval given by Lessor or Lessor’s representative shall relieve Lessee from any of its obligations hereunder.

21.0	Force Majeure.

21.1 The term “Force Majeure” as used herein shall mean extraordinary causes reasonably beyond the control and without the fault or negligence of either party to this Sublease, which wholly or in substantial part prevents performance under this Sublease by the party claiming Force Majeure. Such causes shall include but not be limited to acts of God, acts of the public enemy, or any governmental or military entity, including changes to applicable laws, rules, regulations or verifiable interpretations thereof which have the effect of frustrating the purpose of this Sublease or making its performance impossible or commercially impracticable; insurrections, riots, strikes, boycotts, embargoes, organizational attempts or other labor disputes; shortages of labor, supplies, equipment or transportation through no fault of the party claiming Force Majeure; flooding, fires, explosions, or material unforeseeable geologic conditions or other causes of a similar nature.

21.2 If, because of a verifiable condition of Force Majeure, either party is unable to carry out any of its obligations under this Sublease (except for an obligation of either party to pay money), that party shall give written notice to the other party as promptly as practicable of the specific nature and probable duration of the claimed Force Majeure event. The obligation of the party giving notice shall be suspended to the extent made necessary by said Force Majeure during its continuance. However, the party giving notice shall use best efforts to eliminate the Force Majeure with a minimum of delay. However, nothing herein shall obligate the Lessor or Lessee to resolve or settle any labor dispute or strike. Notwithstanding the foregoing, if the party giving such notice is unable to eliminate substantially such Force Majeure within ninety (90) calendar days after the giving of such notice, the other party shall have the right to terminate this Sublease without any penalty by notifying the party affected by such Force Majeure. Force Majeure events shall not limit or suspend either party’s right to terminate this Sublease under any other provisions.

22.0 Records; Books of Account; Right to Audit. Lessee shall keep at all times during the term of this Lease and for a minimum period of three (3) years thereafter, accurate records reflecting all aspects of its operations hereunder, and said records shall be open at all reasonable times for inspection by Lessor or its agents for the purpose of comparing or verifying the reports and invoices rendered by Lessee under the terms of this Sublease.

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23.0	Taxes, Levies and Assessments.

23.1 Lessee shall pay all contributions, levies, taxes, or other sums, by whatever name called, with reference to all wages, benefits, or other sums paid employees of the Lessee, its agents, contractors, and assigns, whose labor enters into the construction, maintenance or operation of the rail load out, the loading of the coal or the operation of the Premises under this Sublease in all cases where such contributions, levies, taxes, or other sums are or shall be required to be paid under any federal, state, county, or municipal unemployment act or Social Security Act; and

23.2 Lessor shall, in accordance with law, assess and pay taxes on the interests owned and/or subleased by Lessor in the Premises, including mined or unmined coal therein contained.

23.3 Lessee shall, in accordance with law, pay taxes on all machinery, structures, equipment, improvements, and other property of Lessee now or hereafter located or placed by Lessee on the Premises, or any other taxes or assessments arising from Lessee’s operations on the Premises at all times while this sublease or any extension hereof is in effect or Lessee is on the Premises for any reason, including for purposes of restoring the property to its original condition or performing reclamation work. Lessee shall have the right in good faith to contest or review, at its sole efforts and expense, in such manner as it deems suitable, and in Lessor’s name if desirable, any tax, charge, levy, or assessment whether general, special, ordinary, or extraordinary, laid, levied, assessed, or imposed upon Lessee.

24.0 Zoning. This Sublease and Lessee’s rights hereunder are subject to all applicable zoning and subdivision laws, rules, regulations, and ordinances, including any and all blasting covenants and restrictions related thereto, and the burden and cost(s) of compliance therewith shall be solely upon Lessee. Under no circumstances whatsoever shall Lessee, its agents, employees, or assigns, seek to change any zoning and/or subdivision regulations or classifications concerning the Premises described herein without the express prior written approval of Lessor. Lessee shall protect, defend, indemnify, save, and hold Lessor harmless against any consequence arising from Lessee’s failure to comply with any and all applicable zoning and/or subdivision regulations, including but not limited to any and all blasting covenants and restrictions related thereto.

25.0 Condemnation of Premises. If the Premises in whole or in part, or any portion thereof or interest therein, shall be acquired or condemned by any action of eminent domain or sold in lieu thereof by or for any public or quasi-public use or purpose, which action shall serve to defeat Lessor’s or Lessee’s rights in or to the Premises, then Lessor shall give notice of any such action to Lessee in writing. Such notice by Lessor to Lessee of such action or determination shall operate to eliminate from this Sublease any and all acreage of the Premises so determined by such action or determination. In any such case, Lessee irrevocably agrees that Lessor shall have no responsibility or liability, either directly or indirectly, to

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Lessee to refund, reimburse, or compensate Lessee for any direct, indirect, incidental, or consequential damage(s) or claims of such damage(s), by Lessee or others for such action or determination. If the Premises in its entirety shall be acquired or condemned by any aforesaid action or determination, then this Sublease, and all of the rights granted to Lessee herein, shall cease and terminate as of the date of title vesting in any such action, determination, or proceeding. Lessee shall have no claim against Lessor for any value of the unexpired term of this Sublease. Lessee shall have the right, at its sole efforts and expense, to contest such eminent domain action or determination and to make claim against the condemning authority (but not Lessor) for damages incurred by Lessee as a result of such action.

26.0 Ownership of the Premises. Any and all of Lessor’s interests in the Premises and to all of the animal, vegetable, mineral, and non-mineral substances, and any other substances of value, contained or located therein or thereon, are solely the property and possessions of Lessor, and the rights and privileges granted to Lessee under this Sublease are solely by virtue of sublease, and neither the rights granted to Lessee by this Sublease, nor any interest(s) of Lessor in the Premises, whatever they may be, in whole or in part, nor any portion of the afore described, is considered to be, and in no way shall be construed by Lessee or others to be a possession, asset, or chattel of Lessee, its principals, employees, agents, contractors, sublessees or assigns which can be sold, transferred, mortgaged, pledged, collateralized, passed, assigned, or given out in any manner whatsoever, including proceedings of a bankruptcy, without the express prior written consent of Lessor.

27.0 Challenge of Title. It is understood and irrevocably agreed by Lessee that Lessor does not warrant the title to the Premises or to any coal which may exist thereon. In the event that any claim(s) be made or litigation instituted by any third party as to the title or ownership of Lessor in or to any portion or interest of the Premises described herein, Lessor shall have the right, but not the obligation, to defend the same. Should Lessor choose not to defend its title, Lessee shall have the right, at its option and its sole expense, to defend Lessor’s title. Upon determination by a court of competent jurisdiction in a proceeding to which Lessor is a party that Lessor’s title to any part or interest in the Premises described herein is defective to such extent as to defeat Lessee’s rights under this Sublease, notice by Lessor to Lessee of such determination shall operate to eliminate from this Sublease any and all acreage of the Premises so determined to be defective. In such case, in no event shall Lessor be liable to Lessee for any direct or consequential damages sustained by Lessee as a result of a failure of title on Lessor’s part. It is specifically understood and irrevocably agreed by Lessee that Lessee, its agents and assigns, have satisfied themselves as to the competency and sufficiency of Lessor’s title to the Premises and the interests contained therein prior to entering into this Sublease.

28.0 As-Is; No Warranty of Condition or Fitness. Lessor makes no representations, covenants, or warranties, express or implied, unto the Lessee concerning the condition of the Premises, its suitability as to Lessee’s intended use or fitness for a particular purpose, and Lessee covenants and agrees that it is relying solely on its own examination and inspection of the Premises without recourse against Lessor.

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29.0 Interest. In the event of failure of either party to pay any sums of money due under this Sublease, when due and without demand, and in addition to all other rights of the parties hereunder, the party to whom such sums are owed shall have the right, without further notice, to assess interest on all such past due sums at the rate of one percent (1%) per month of the unpaid delinquent balance from the date of delinquency until paid. Assessment of interest by either party shall in no way be deemed or construed to be a waiver of any obligation hereunder to promptly pay all sums due, when due and without demand, or to be a waiver or bar to the subsequent exercise or enforcement of any other provisions of this Sublease or any other right of the parties hereunder.

30.0 Recording. This Sublease, and the terms, conditions, provisions, and covenants hereof are personal and confidential between Lessor and Lessee, and their respective Affiliates, successors, and assigns, and will not be disclosed by either party except as required by law. It is therefore understood and irrevocably agreed by Lessee that if Lessee desires to record this Sublease with any probate court of any county in which the Premises described herein are a part, Lessee will notify Lessor, in writing, of such desire and Lessor shall within thirty (30) days, provide Lessee with a “Memorandum” of this Sublease for recording purposes. The costs and efforts of recording said Memorandum of this Sublease shall be paid by Lessee.

31.0	Representations and Warranties.

Each party represents and warrants to the other party as of the date hereof as follows:

31.1 It has the power to execute this Sublease and any other documentation relating to this Sublease to which it is a party, to deliver this Sublease and any other documentation relating to this Sublease that is required hereunder, and to perform its obligations under this Sublease, and has taken all necessary action to authorize such execution, delivery and performance; and this Sublease has been, and each other such document will be, duly executed and delivered by it.

31.2 Such execution, delivery and performance do not and will not violate or conflict with any law applicable to it, or any provision of its governing documents, and there is no legal impediment to the enforcement or performance of the obligations it is undertaking pursuant to this Sublease.

31.3 All governmental and other consents that are required to have been obtained by it with respect to this Sublease have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

31.4 This Sublease constitutes its legal, valid and binding obligation, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally).

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31.5 There is not pending or, to its knowledge, threatened against it or any of its affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that may affect the legality, validity or enforceability of this Sublease or its ability to perform its obligations hereunder.

32.0 Governing Law. This Sublease shall be governed by the laws of the State of Illinois without regard to any conflict of law provisions.

33.0 Confidentiality of Information. Lessor and Lessee acknowledge that execution and performance of this Sublease will generate or provide them with access to specialized information or trade secrets of a confidential nature pertaining to the other party and its business. Lessor and Lessee agree that they shall treat all maps, data, reports and other information relating to the Premises or to either party’s business as confidential and shall not divulge, transmit or otherwise disclose any such information received, except as may be required for the performance of this Sublease, without the other party’s prior written consent.

34.0 Prior Agreement. The Sublease cancels and supersedes any prior agreements between the parties hereto covering the subject matter hereof.

35.0 Headings. Paragraph headings or titles used in this Sublease are for convenience of reference only and shall not affect the construction of any paragraph herein.

36.0 Forum Selection. In the event that either party to this Sublease files any action, proceeding, or counterclaim against the other on any matter whatsoever arising out of or in any way connected with this Sublease or the parties’ performance hereunder, or any claim of damage resulting from any act or omission of the parties, the parties hereby consent to the jurisdiction and venue of Williamson County, Illinois.

37.0 Waiver of Jury Trial. Notwithstanding any other provision of this Sublease, to the extent permitted by law, THE PARTIES TO THIS SUBLEASE AGREE TO, AND DO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS SUBLEASE OR THE PARTIES’ PERFORMANCE HEREUNDER, OR ANY CLAIM OF DAMAGE RESULTING FROM ANY ACT OR OMISSION OF THE PARTIES, OR EITHER OF THEM, IN ANY WAY CONNECTED WITH THIS SUBLEASE.

38.0 Limitation on Liability. NOTWITHSTANDING ANY OTHER PROVISION OF THIS SUBLEASE, NEITHER PARTY SHALL BE LIABLE

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TO THE OTHER FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT, CONTRACT OR OTHERWISE.

39.0 Notice to the Parties. The giving of any notice to, or the making of any demand on, Lessee under the provisions herein shall be sufficient if made in writing, addressed to Lessee at:

Williamson Transport, LLC

430 Harper Park Drive, Suite A

Beckley, West Virginia 25801

or such other address(es) as Lessee may hereafter in writing designate, and mailed postpaid, certified, return receipt requested, United States mail. The giving of any notice to, or the making of any demand on, Lessor under the provisions herein shall be sufficient if made in writing, addressed to Lessor at:

Williamson Energy, LLC

430 Harper Park Drive, Suite A

Beckley, West Virginia 25801

or such other address as Lessor may hereafter in writing designate, and mailed postpaid, certified, return receipt requested, United States mail.

40.0	Survival Clause; No Waiver.

40.1 Notwithstanding any termination or expiration of this Sublease, any obligation by either party hereto which, by its terms has or may have application after the termination of this Sublease and has not been fully observed or performed shall survive such termination.

40.2 The failure of either Lessor or Lessee to enforce any specific breach by the other of this Sublease or portion of this Sublease shall not be deemed to be a waiver of any subsequent breach thereof, or of any other cause of cancellation or forfeiture, whatever or however occurring. The termination of this Sublease shall not invalidate or terminate any of the indemnities, warranties, or representations of this Sublease.

41.0 No Third Party Beneficiaries. The covenants, conditions, and terms of this Sublease shall be for the sole and exclusive benefit of the parties hereto and their respective permitted successors and assigns to the exclusion of the rights of any third-party beneficiaries.

42.0 Assignment and Transfer. Lessee shall not, voluntarily or by operation of law, assign, transfer or pledge this Sublease or any part of this Sublease, or the work to be performed hereunder, without the prior written consent of Lessor, which consent shall not be unreasonably withheld. In the event Lessor consents to one or more assignments or transfers pertaining to this Sublease, such consent shall

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not be construed as waiving the requirements of obtaining written consent to additional assignments or transfers pertaining to this Sublease, nor shall any consent to assignment or transfer relieve Lessor or Lessee of any of their obligations made hereunder or herewith.

43.0 Binding Effect. This Sublease shall inure to the sole and exclusive benefit of and be of full and binding effect upon the parties hereto and their respective successors and assigns, subject to the herein numerical Paragraph 42.

44.0 Severability. If any provision of this Sublease or the application thereof to any person or circumstances is held invalid, the remainder of this Sublease shall not be affected thereby, but shall remain in full force and effect.

45.0 Entire Agreement. This writing is intended by the parties to be the final, complete and exclusive statement of their agreement about the matters covered herein. THERE ARE NO ORAL UNDERSTANDINGS, REPRESENTATIONS OR WARRANTIES AFFECTING IT. All Exhibits hereto are incorporated herein and are an integral part of this Sublease. No officer or representative of either party shall have the authority to subsequently change this Sublease, orally or by course of conduct, and any subsequent change in this Sublease shall not be valid unless the same be in writing and duly executed by each of the parties hereto.

46.0 Interpretation. Lessor and Lessee acknowledge that they have each fully read and reviewed this entire Sublease, and have discussed the same with the other, and have had the benefit of their separate legal counsel, and by executing such Sublease fully agree with all provisions herein contained. Both parties further agree that this Sublease shall be construed as mutually drafted, and shall not be construed against one party or the other as drafter of the Sublease.

IN WITNESS WHEREOF, the Lessor and Lessee have caused this writing to be signed by their respective duly authorized officers, in duplicate, and each represents and warrants that the signer has proper authority to enter into this Sublease on behalf of Lessor and Lessee, respectively, all as of the date and year first written above.

[Signature Page Follows]

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WILLIAMSON ENERGY, LLC

By:	Foresight Management LLC,
Its Manager

/s/ Donald R. Holcomb Authorized Person

WILLIAMSON TRANSPORT, LLC

By:	Cline Resource and Development Company,
Its Manager

/s/ Donald R. Holcomb Authorized Person

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Exhibit 10.45

EXECUTION VERSION

GUARANTY

by

FORESIGHT ENERGY LLC,

as Guarantor,

in favor of

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,

as Administrative Agent,

and

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND,

NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME,

as Hermes Agent

Dated as of May 27, 2011

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SECTION 5. MISCELLANEOUS

5.1	Notices	19
5.2	Termination or Release	20
5.3	Successors and Assigns	20
5.4	Waivers; Amendment	20
5.5	Entire Agreement	20
5.6	GOVERNING LAW	20
5.7	Submission To Jurisdiction; Waivers	20
5.8	WAIVERS OF JURY TRIAL	21
5.9	Limitation of Liability	21
5.10	Third Party Beneficiaries	21
5.11	Rights of Administrative Agent and Hermes Agent	21
5.12	Rights of Hermes	21
5.13	Consent and Acknowledgement	21
5.14	Headings	21
5.15	Severability	22
5.16	Counterparts	22

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This GUARANTY, dated as of May 27, 2011 (this “Guaranty”), is made by FORESIGHT ENERGY LLC, a Delaware limited liability company (“Guarantor”), in favor of CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (formerly known as Calyon New York Branch), not in its individual capacity but solely in its capacity as administrative agent for the Lenders (in such capacity, together with its successors appointed pursuant to the Credit Agreement, “Administrative Agent”) for the benefit of each of the Lenders, and CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME (formerly known as CALYON Deutschland Niederlassung einer französischen Societé Anonyme), not in its individual capacity but solely in its capacity as Hermes agent (in such capacity, together with its successors appointed pursuant to the Credit Agreement, “Hermes Agent”). Capitalized terms used in this Guaranty have the meanings assigned to them in Section 1.1 below.

RECITALS

WHEREAS, Hillsboro Energy LLC (“Borrower”) (a) is undertaking the development, design, construction and operation of the Deer Run Mine and (b) on March 31, 2010, Borrower and Bucyrus Europe GmbH (“Equipment Supplier”) entered into each of the Longwall Sale and Purchase Agreement (the “Equipment Supply Agreement”) to, together, effect the purchase by Borrower and the sale by Equipment Supplier of one longwall mining unit and related equipment to be used in connection with the construction of the Deer Run Mine;

WHEREAS, Borrower has entered into that certain Credit Agreement, dated as of May 14, 2010 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), with the lenders from time to time party thereto (collectively, the “Lenders”), Administrative Agent and Hermes Agent, in order to finance its obligations under the Equipment Supply Agreement and other obligations related thereto;

WHEREAS, (a) Borrower is a wholly-owned, direct Subsidiary of Guarantor and (b) Guarantor will derive substantial direct and indirect benefit from the execution and delivery of the Credit Agreement and each other Credit Document and the making of loans and extensions of credit contemplated thereby;

WHEREAS, effective concurrently with the effectiveness of the Fourth Amendment to Credit Agreement (the “Fourth Amendment”) on the date hereof, Guarantor has agreed to guarantee the payment and performance of all Guaranteed Obligations for the benefit of Administrative Agent, for and on behalf of the Lenders, and Hermes Agent; and

WHEREAS, it is a condition precedent to the occurrence of the effectiveness of the Fourth Amendment that Guarantor shall have executed this Guaranty.

NOW, THEREFORE, in consideration of the foregoing premises and the agreements, provisions and covenants herein contained, and to induce the Lenders to enter into the Credit Agreement and to make the Term Loans and extend the credit contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

SECTION 1. DEFINITIONS; INTERPRETATION

1.1 Defined Terms. Each capitalized term used and not otherwise defined herein (including in the preamble and recitals hereto) shall have the meaning assigned to such term (whether directly or by reference to another agreement or document) in the Credit Agreement. In addition to the terms defined in the Credit Agreement, the following terms used herein (including in the preamble and recitals hereto) shall have the following meanings:

“Attributable Indebtedness” means, on any date, in respect of any Capital Lease Obligations of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.

“Administrative Agent” is defined in the introductory paragraph of this Guaranty.

“Borrower” is defined in the Recitals.

“Cash Expenditures” means, for any Person for any period, the sum of, without duplication, all expenditures made, directly or indirectly, by such Person or any of its Subsidiaries during such period for equipment, fixed assets, real property or improvements, or for replacements or substitutions therefor or additions thereto in accordance with GAAP, reflected as additions to property, plant or equipment on a balance sheet of such Person; provided that Capital Expenditures for the Guarantor and its Subsidiaries shall not include expenditures on capital items acquired in a transaction where the purchase has acquired all or substantially all of the assets of a seller or a line of business of such person or all of the Capital Stock of a Person. For purposes of this definition, the purchase price of equipment that is purchased substantially concurrently with the trade-in of existing equipment with the proceeds of any non-ordinary course asset sales (provided, that the purchase is made within 180 days after the sale) or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time, the proceeds of such asset sale or the amount of such insurance proceeds, as the case may be.

“Capital Lease Obligations” means of any Person as of the date of determination, the aggregate liability of such Person under Financing Leases reflected on a balance sheet of such Person under GAAP.

“Cash Equivalents” means any of the following types of investments:

(a) readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof; provided, that the full faith and credit of the United States of America is pledged in support thereof;

(b) time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) is organized under the laws of the United

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States of America, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) of this definition and (iii) has combined capital and surplus of at least $500,000,000, in each case with maturities of not more than twelve months from the date of acquisition thereof;

(c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a), (b), and (f) entered into with any financial institution meeting the qualifications specified in clause (b) above;

(d) commercial paper issued by any Person organized under the laws of any state of the United States of America and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P, in each case with maturities of not more than 270 days from the date of acquisition thereof;

(e) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by Guarantor);

(f) readily marketable direct obligations issued by any state or commonwealth of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition;

(g) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the top three categories by S&P or Moody’s; and

(h) shares of investments companies registered under the Investment Company Act of 1940, substantially all of the investments of which are one or more of the types of securities described in clauses (a) through (g) of this definition.

“Consolidated” means, when used to modify a financial term, test, statement or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person or its Subsidiaries.

“Consolidated Cash Interest Charges” means, for any period, for Guarantor and its Subsidiaries on a Consolidated basis, the sum of all interest expense and letter of credit fees and commissions of Guarantor and its Subsidiaries in connection with borrowed money or other extensions of credit, in each case, to the extent treated as interest in accordance with GAAP and payable in cash.

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“Consolidated EBITDA” means, for any Person as of the last day of any period, Consolidated Net Income for such period:

(a)	plus, without duplication, the following for such Person and its Subsidiaries for such period to the extent deducted in calculating Consolidated Net Income:

(i)	federal state, local and foreign income tax expense for such period,

(ii)	non-cash compensation expense,

(iii)	losses on discontinued operations,

(iv)	Consolidated Interest Expense,

(v)	depreciation, depletion and amortization of property, plant, equipment and intangibles,

(vi)	debt extinguishment costs and expenses (including any costs or expenses in connection with the refinancing of existing outstanding indebtedness of Guarantor and the Subsidiary Guarantors and the payment of the fees and expenses incurred in connection with any such refinancing),

(vii)	other non-cash charges (including (x) non-cash minority interest expense consisting of income attributable to minority interests of third parties in any non-wholly owned Subsidiary (except to the extent of dividends paid on Capital Stock held by third parties) and (y) FASB ASC 360-10 writedowns, but excluding any non-cash charge which requires an accrual of, or a cash reserve for, anticipated cash charges for any future period),

(viii)	the excess, if any, of reclamation and remediation obligation expenses determined in accordance with GAAP over reclamation and remediation obligations cash payments (it being understood that reclamation and remediation obligation expenses may not be added back under any other clause in this definition),

(ix)	the amount of any unusual or non-recurring restructuring or similar charges (which, for the avoidance of doubt, shall include retention, severance, systems establishment costs or excess pension, other post-employment benefits, black lung settlement, curtailment or other excess charges); provided that any determination of whether a charge is unusual or non-recurring shall be made by a Financial Officer of Guarantor pursuant to such officer’s good faith judgment;

(x)	transaction costs, fees and expenses in connection with any acquisition or issuance of Indebtedness or Capital Stock (whether or not successful) by Guarantor or any of its Subsidiaries; and

(xi)	any net losses of any Subsidiary to the extent such net loss would otherwise be required to be capitalized according to GAAP;

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provided, that, with respect to any Subsidiary of such Person, the foregoing such items will be added only to the extent and in the same proportion that such Subsidiary’s net income was included in calculating Consolidated Net Income.

(b)	minus, without duplication, the following for such Person and its Subsidiaries for such period to the extent added in calculating Consolidated Net Income:

(i)	federal state, local and foreign income tax benefit for such period,

(ii)	gains on discontinued operations,

(iii)	all non-cash items increasing Consolidated Net Income for such Person for such period (including the accretion of sales or purchase contracts),

(iv)	the excess, if any, of asset retirement obligations cash payments over asset retirement obligations expenses determined in accordance with GAAP (it being understood that asset retirement cash payments need not be added back under any other clause in this definition),

(v)	all cash payments actually made by such Person and its Subsidiaries during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period, and

(vi)	all unusual or non-recurring gains.

“Consolidated Funded Indebtedness” means, as of any date of determination, for Guarantor and its Subsidiaries on a Consolidated basis, the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including obligations under the Revolving Facility, the Credit Agreement and the Sugar Camp Credit Agreement) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments and obligations in respect of Disqualified Equity Interests, (b) all direct obligations arising under standby letters of credit (other than with respect to Designated Letters of Credit) and similar instruments, (c) all obligations in respect of the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business and not overdue for more than 90 days, and (ii) obligations under coal leases which may be terminated at the discretion of the lessee), (d) Attributable Indebtedness in respect of Capital Lease Obligations other than Excluded Sale-Leaseback Obligations, (e) without duplication, all guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (d) above of Persons other than Guarantor or any Subsidiary, (f) amounts due under Permitted Securitization Programs (whether or not on the balance sheet of Guarantor or its Subsidiaries) and (g) the Swap Termination Value that (i) with respect to clause (a) of that definition, is due and payable by the Guarantor and its Subsidiaries under any Hedging Agreement that has been closed out and (ii) with respect to clause (b) of that definition would be payable by the Guarantor and its Subsidiaries with respect to any early termination of any outstanding Hedging Agreement that is secured by any property of the Guarantor or any of its Subsidiaries, provided, however, that, for the purpose of calculating the Swap Termination Value for this clause (ii) the Swap Termination Value shall only take into account the effect of any valid netting agreement relating to Hedging Agreements that are secured by any property of the Guarantor or any of its Subsidiaries.

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“Consolidated Interest Coverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated EBITDA for the period of the four prior consecutive fiscal quarters ending as of the date of the financial statements most recently delivered by Guarantor pursuant to Section 6.01(a) or (b), as applicable, to (b) Consolidated Cash Interest Charges for such period.

“Consolidated Interest Expense” means, for Guarantor and its Subsidiaries on a Consolidated basis, Consolidated Cash Interest Charges plus, to the extent incurred, accrued or payable by Guarantor or any of its Subsidiaries, without duplication: (a) interest expense attributable to Financing Leases, (b) imputed interest with respect to Attributable Indebtedness, (c) amortization of debt discount and debt issuance costs, (d) capitalized interest, (e) non-cash interest expense, (f) any of the above expenses with respect to Indebtedness of another Person guaranteed by Guarantor and its Subsidiaries or secured by a Lien on the assets of Guarantor and its Subsidiaries and (g) any interest, premiums, fees, discounts, expenses and losses on the sale of accounts receivable (and any amortization thereof) payable by Guarantor and of its Subsidiaries in connection with any Permitted Securitization Program, and any yields or other charges or other amounts comparable to, or in the nature of, interest payable by Guarantor or any of its Subsidiaries under any Permitted Securitization Program. Consolidated Interest Expense shall be determined for any period after giving effect to any net payments made or received and costs incurred by Guarantor or any of its Subsidiaries with respect to any related interest rate Hedging Agreements. For the avoidance of doubt, for purposes of this definition, any non-cash interest attributable to any Excluded Sale-Leaseback Obligations shall be excluded.

“Consolidated Net Income” means, for any period, for Guarantor and its Subsidiaries on a Consolidated basis, the net income (or net loss) of Guarantor and its Subsidiaries for that period, determined in accordance with GAAP” (after reduction for minority interests in Subsidiaries); provided, that the following (without duplication) will be excluded in computing Consolidated Net Income:

(a) the net income (or loss) of Guarantor and its Subsidiaries, except to the extent of dividends or other distributions actually paid in cash to Guarantor and its Subsidiaries during such period;

(b) the net income (or loss) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived;

(c) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to asset sales, other dispositions or the extinguishment of debt, in each case other than in the ordinary course of business;

(d) any net after-tax extraordinary gains or losses; and

(e) the cumulative effect of a change in accounting principles.

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“Consolidated Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded Indebtedness minus the sum of all Unrestricted Cash, Cash Equivalents and short term marketable debt securities of Guarantor or any Subsidiary Guarantor that in the aggregate exceed $20,000,000 as of the date of the financial statements most recently delivered by Guarantor pursuant to Section 4.1(i) or (ii), as applicable, to (b) Consolidated EBITDA for the period of the four consecutive fiscal quarters ending as of the date of such financial statements.

“Credit Agreement” is defined in the Recitals.

“Designated Letters of Credit” means letters of credit issued in the ordinary course of business with respect to mine reclamation, workers’ compensation and other employee benefit liabilities.

“Disqualified Equity Interests” means any Capital Stock which, by its terms (or by the terms of any security or other Capital Stock into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Term Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof, in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Capital Stock that would constitute Disqualified Equity Interests, in each case, prior to the date that is ninety-one (91) days after the Maturity Date; provided, that, if such Capital Stock is issued pursuant to a plan for the benefit of employees of Guarantor or any of its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Equity Interests solely because it may be required to be repurchased by Guarantor or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Equipment Supplier” is defined in the Recitals.

“Equipment Supply Agreement” is defined in the Recitals.

“Excluded Sale-Leaseback Obligations” means obligations in respect of sale leaseback transactions between any of Guarantor or its Subsidiaries and certain Affiliates of Guarantor outstanding on the date hereof, as set forth on Schedule 1.01, that would be characterized as sale leaseback transactions solely because of the continuing involvement of such Affiliate in mining related to such leases.

“Financing Lease” means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

“Fourth Amendment” is defined in the Recitals.

“Guaranteed Obligations” is defined in Section 2.1(a).

“Guarantor” is defined in the introductory paragraph of this Guaranty.

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“Guaranty” is defined in the introductory paragraph of this Guaranty.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all Obligations of such Person for borrowed money and all Obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) all Obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments issued for the account of such Person;

(c) net Obligations of such Person under any Hedging Agreement;

(d) all Obligations of such Person to pay the deferred purchase price of property or services (other than trade liabilities not overdue for more than 90 days incurred in the ordinary course of business and payable in accordance with customary practices);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) Capital Lease Obligations;

(g) Disqualified Equity Interests of such Person;

(h) without duplication, all guarantees of any of the items listed in (a) through (g) and item (i) in this definition; and

(i) all indebtedness and other payment Obligations referred to in clauses (a) through (h) above of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to beg secured by) any Lien on property (including, without limitation, accounts and contract rights) owed by such Person even though such Person has not assumed or become liable for the payment of such indebtedness.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, to the extent such person is liable therefor as a result of such Person’s ownership interest in such entity or otherwise, except (other than in the case of general partner liability) to the extent that the terms of such Indebtedness expressly provide that such person is not liable therefor. The amount of any net obligation under any Hedging Agreement on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any Capital Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

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“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, or an equivalent rating by any other nationally recognized statistical rating agency selected by Guarantor and reasonably acceptable to Administrative Agent.

“Lenders” is defined in the Recitals.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Permitted Capital Expenditures” means Capital Expenditures in respect of the construction and development of the Sugar Camp II Mining Complex in an aggregate total amount not to exceed $200,000,000; provided, that, at the time of incurrence of any such Capital Expenditure, (i) the Consolidated Net Leverage Ratio shall be less than 2.0:1.0 and (ii) there shall be not less than $100,000,000 in the aggregate of availability under the Revolving Facility, together with any unrestricted cash and Cash Equivalents on the books of Guarantor, after giving effect to such Capital Expenditures.

“Permitted Securitization Program” means any receivables securitization program pursuant to which Guarantor or any of its Subsidiaries sells accounts receivable and related receivables; provided that the aggregate principle amount of all asset-backed securities issued pursuant to such receivables securitization programs shall not exceed $25,000,000 at any time outstanding; provided further, that with respect to any Permitted Securitization Program (a) such Permitted Securitization Program must qualify as a “Securitization” hereunder, (b) the Investment made by Guarantor or any Subsidiary in any newly formed Subsidiary to effectuate such Permitted Securitization Program must be no greater than is customary for transactions of this type of similar sizes.

“Post-Petition Interest” is defined in Section 2.5.2.

“Revolving Facility” means that certain Credit Agreement dated as of August 12, 2010 by and among Guarantor, the lenders party thereto from time to time, Citibank, N.A., as administrative agent, collateral agent and swing line lender, and the other agents and arrangers party thereto from time to time, as the same may be amended, restated, amended and restated, modified, supplemented or replaced by a reasonable equivalent thereof from time to time.

“S&P” shall mean Standard & Poor’s Ratings Group, Inc.

“Securitization” means any transaction or series of transactions entered into by the Guarantor or any of its Subsidiaries pursuant to which the Guarantor or such Subsidiary, as the case may be, sells, conveys, assigns, grants an interest in or otherwise transfers to a Subsidiary, any assets (and/or grants a security interest in such assets transferred or purported to be transferred to such Subsidiary) without recourse other than those that are standard in such a transaction, and in which the Subsidiary obtaining the assets finances the acquisition of such assets with (a) cash, (b) the issuance to the Guarantor of the debt or equity interests issued by the Subsidiary obtaining the assets, or (c) proceeds from the sale or collection of Securitization Assets.

“Securitization Assets” means any accounts receivable owed to the Guarantor or any Subsidiary (whether now existing or arising or acquired in the future) arising in the ordinary

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course of business from the sale of goods or services, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable or other receivables, all proceeds of such accounts receivable and other assets (including contract rights) which are of the type customarily transferred or in respect of which security interests are customarily granted in connection with securitizations of accounts receivable and which are sold, transferred or otherwise conveyed by the Guarantor or a Subsidiary to another Subsidiary receiving such accounts receivable.

“Subordinated Obligations” is defined in Section 2.5.1.

“Subsidiary Guarantors” means all of Guarantor’s wholly owned subsidiaries.

“Sugar Camp Credit Agreement” means that certain Credit Agreement dated as of January 5, 2010 by and among Sugar Camp Energy, LLC, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank, as administrative agent and Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung Einer Französischen Société Anonyme, as Hermes agent, as amended by the First Amendment, dated as of February 5, 2010, the Second Amendment, dated as of August 4, 2010, the Third Amendment, dated as of September 24, 2010, and the Fourth Amendment dated as of the date hereof and as further amended, restated, amended and restated, modified, supplemented or replaced by a reasonable equivalent thereof from time to time.

“Swap Termination Value” means, in respect of any one or more Hedging Agreements, after taking into account the effect of any valid netting agreement relating to such Hedging Agreements, (a) for any date on or after the date such Hedging Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreements.

“Unrestricted Cash” means cash or Cash Equivalents of Guarantor or any of its Subsidiaries that would not appear as “restricted” on a Consolidated balance sheet of the Guarantor and its Subsidiaries.

1.2 Rules of Interpretation

1.2.1 . For all purposes of this Guaranty, except as otherwise expressly provided, the rules of interpretation set forth in Section 1.2 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis, as if fully set forth herein.

SECTION 2. GUARANTY

2.1 Guaranty; Limitation of Liability.

2.1.1 Guaranty. Guarantor hereby absolutely, unconditionally and irrevocably guarantees (subject to Section 2.1.2) the full and punctual payment when due (whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise, and at all times thereafter) and performance of all Obligations of Borrower now or hereafter existing under or in respect of the Credit Documents (including any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing Obligations,

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whether direct or indirect, absolute or contingent, and whether for principal, interest, premiums, fees, indemnities, contract causes of action, costs, expenses or otherwise (such Obligations, the “Guaranteed Obligations”), and agrees to pay any and all expenses (including reasonable fees and expenses of counsel) incurred by Administrative Agent, Hermes Agent or any other Lender Party in enforcing any rights under this Guaranty or any other Credit Document. Without limiting the generality of the foregoing (and subject to the provisos to the immediately preceding sentence), Guarantor’s liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by Borrower to any Lender Party under or in respect of the Credit Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving Borrower.

2.1.2 No Fraudulent Transfer. Guarantor, and by its acceptance of this Guaranty, Administrative Agent and Hermes Agent hereby confirm that it is the intention of all such Persons that this Guaranty and the obligations of Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal or state law to the extent applicable to this Guaranty and the obligations of Guarantor hereunder. To effectuate the foregoing intention, Administrative Agent, on behalf of each of the Lender Parties, Hermes Agent and Guarantor hereby irrevocably agree that the obligations of Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the obligations of Guarantor under this Guaranty not constituting a fraudulent transfer or conveyance.

2.1.3 Guaranty of Payment not of Collection. Guarantor hereby unconditionally and irrevocably agrees that this Guaranty constitutes a guaranty of payment when due and not of collection, and waives any right to require that Administrative Agent, Hermes Agent or any other Lender Party sue Borrower or any other Person obligated for all or any part of the Guaranteed Obligations or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

2.2 Guaranty Absolute. Guarantor guarantees, to the extent permitted by Applicable Law, that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Credit Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Lender Party with respect thereto. The obligations of Guarantor under or in respect of this Guaranty are independent of the Guaranteed Obligations or any other obligations of Borrower under or in respect of the Credit Documents, and a separate action or actions may be brought and prosecuted against Guarantor to enforce this Guaranty, irrespective of whether any action is brought against Borrower or whether Borrower is joined in any such action or actions. The liability of Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any or all of the following:

(i) any lack of validity or enforceability of any Credit Document or any agreement or instrument relating thereto;

(ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other obligations of Borrower

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under or in respect of the Credit Documents, or any other amendment or waiver of or any consent to departure from any Credit Document, including any increase in the Guaranteed Obligations resulting from the extension of additional credit to Borrower or otherwise;

(iii) any taking, exchange, release or non-perfection of any collateral, or any taking, release or amendment or waiver of, or consent to departure from, any other guaranty, for all or any of the Guaranteed Obligations;

(iv) any manner of application of any collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any collateral for all or any of the Guaranteed Obligations or any other obligations of any Credit Party under the Credit Documents or any other Property of any Credit Party;

(v) any change, restructuring or termination of the corporate structure or existence of any Credit Party;

(vi) any failure of any Lender Party to disclose to any Credit Party any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of Borrower now or hereafter known to such Lender Party;

(vii) the failure of any other Person to execute or deliver this Guaranty or any other guaranty or agreement or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Guaranteed Obligations; or

(viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by any Lender Party that might otherwise constitute a defense available to, or a discharge of, any Credit Party or any other guarantor or surety.

This Guaranty shall continue to be effective or shall be automatically reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by any Lender Party or any other Person upon the insolvency, bankruptcy, reorganization or liquidation of Borrower or otherwise, or upon the dissolution of, or appointment of any intervenor or conservator of, or trustee or similar official for, Guarantor or Borrower or any substantial part of Guarantor’s or any other Credit Party’s assets, or as a result of any settlement or compromise with any Person (including Guarantor) in respect of such payment, or otherwise, all as though such payments had not been made, and Guarantor shall pay Administrative Agent and Hermes Agent on demand all reasonable costs and expenses for which an invoice has been provided (including reasonable fees of counsel) incurred by Administrative Agent or Hermes Agent, respectively, in connection with such rescission or restoration.

2.3 Waivers and Acknowledgments. Guarantor hereby:

(i) to the extent permitted by Applicable Law, unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of nonperformance, default, acceleration, protest or dishonor and any

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other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that any Lender Party protect, secure, perfect or insure any Lien or any Property subject thereto or exhaust any right or take any action against any Credit Party or any other Person or any collateral;

(ii) unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future;

(iii) unconditionally and irrevocably waives (A) any defense arising by reason of any claim or defense based upon an election of remedies by any Lender Party that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of Guarantor or other rights of Guarantor to proceed against any of the other Credit Party, any other guarantor or any other Person or any collateral and (B) any defense based on any right of set-off or counterclaim against or in respect of the obligations of Guarantor hereunder;

(iv) unconditionally and irrevocably waives any duty on the part of any Lender Party to disclose to Guarantor any matter, fact or thing relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Credit Party now or hereafter known by such Lender Party; and

(v) acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Credit Documents and that the waivers set forth in Section 2.2 and this Section 2.3 are knowingly made in contemplation of such benefits.

2.4 Subrogation. Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Borrower, any other Credit Party or any other insider guarantor that arise from the existence, payment, performance or enforcement of Guarantor’s obligations under or in respect of this Guaranty or any other Credit Document, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of any Lender Party against Borrower or any other insider guarantor or any collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from Borrower or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, until the Discharge Date in accordance with the Credit Agreement. If (i) Guarantor shall make a payment to any Lender Party of all or any part of the Guaranteed Obligations, and (ii) the Discharge Date shall have occurred in accordance with the Credit Agreement, the Lender Parties will, at Guarantor’s request and expense, execute and deliver to Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to Guarantor of an interest in the Guaranteed Obligations resulting from such payment made by Guarantor pursuant to this Guaranty.

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2.5 Subordination.

2.5.1 Subordination. Guarantor hereby subordinates any and all debts, liabilities and other obligations owed to Guarantor by each other Credit Party (the “Subordinated Obligations”) to the Guaranteed Obligations to the extent and in the manner hereinafter set forth in this Section 2.5. Except during the continuance of any Event of Default, Guarantor may receive regularly scheduled payments from any other Credit Party on account of the Subordinated Obligations. After the occurrence and during the continuance of any Event of Default, Guarantor shall not demand, accept or take any action to collect any payment on account of the Subordinated Obligations until after the Discharge Date.

2.5.2 Post-Petition Interest. In any proceeding under any Bankruptcy Law relating to any other Credit Party, Guarantor agrees that the Lender Parties shall be entitled to receive payment in full in cash of all Guaranteed Obligations (including all interest and expenses accruing after the commencement of a proceeding under any Bankruptcy Law, whether or not constituting an allowed claim in such proceeding (“Post-Petition Interest”)) before Guarantor receives payment of any Subordinated Obligations.

2.5.3 Default; Event of Default. After the occurrence and during the continuance of any default under a Credit Document, Guarantor shall, if Administrative Agent or Hermes Agent so requests, collect, enforce and receive payments on account of the Subordinated Obligations as trustee for the Lender Parties and deliver such payments to Administrative Agent on account of the Guaranteed Obligations (including all Post-Petition Interest), together with any necessary endorsements or other instruments of transfer, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty. After the occurrence and during the continuance of an Event of Default, Administrative Agent is authorized and empowered (but without any obligation to so do), in its discretion, to require Guarantor (a) to collect and enforce, and to submit claims in respect of, the Subordinated Obligations, and (b) to pay any amounts received on such obligations to Administrative Agent for application to the Guaranteed Obligations (including any and all Post-Petition Interest).

2.6 Continuing Guaranty; Assignments. This Guaranty is a continuing guaranty and shall (a) remain in full force and effect until the occurrence of the Discharge Date in accordance with the Credit Agreement, (b) be binding upon Guarantor, its successors and assigns and (c) inure to the benefit of and be enforceable by the Lender Parties and their successors, transferees and assigns.

SECTION 3. REPRESENTATIONS AND WARRANTIES

Guarantor hereby represents and warrants to Administrative Agent, for the benefit of the Lender Parties, and Hermes Agent as set forth below:

3.1 Existence; Compliance with Law. Guarantor (a) is duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign limited liability company and in good standing under the laws of each jurisdiction where its ownership, lease or operation of Property or the conduct of its business requires such qualification and (d) is in compliance with all Applicable Laws except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

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3.2 Power; Authorization; Enforceability. Guarantor has the power and authority, and the legal right, to make, deliver and perform this Guaranty. Guarantor has taken all necessary limited liability company action to authorize the execution, delivery and performance of this Guaranty. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the transactions contemplated herein or the execution, delivery, performance, validity or enforceability of this Guaranty. This Guaranty has been duly executed and delivered on behalf of Guarantor. This Guaranty constitutes a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

3.3 No Conflict. The execution, delivery and performance of this Guaranty by Guarantor will not violate any Applicable Law or any Contractual Obligation or Organizational Document of Guarantor and will not result in, or require, the creation or imposition of any Lien on any of its respective Properties or revenues pursuant to any Applicable Law or any such Contractual Obligation.

3.4 Ownership. As of the date hereof, Guarantor is the direct owner of 100% of the Capital Stock of Borrower.

3.5 Financial Information.

3.5.1 Financial Statements. The audited balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor as of and for the fiscal year ended December 31, 2010, copies of which have heretofore been furnished to each Lender, present fairly the financial condition and results of operation and cash flows of Guarantor as of such date and for such period. The unaudited balance sheet and the related statements of income, stockholder’s equity and cash flow of Guarantor as of and for the fiscal quarter ended March 31, 2011, copies of which have heretofore been furnished to each Lender, present fairly the financial condition and results of operations and cash flows of Guarantor as of such date and for such periods.

3.5.2 No Contingent Liabilities. Guarantor does not have any material contingent liability, liability for Taxes or any long-term leases or unusual forward or long-term commitments, including interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, in each case, that was outstanding or otherwise in existence during any of the periods described in Section 3.5.1 that are not reflected in the financial statements described in Section 3.5.1.

3.6 No Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority (including under any Environmental Law or Mining Law) is pending or, to the knowledge of Guarantor, threatened by or against Guarantor or any of its Properties or revenues (a) with respect to this Guaranty or any of the transactions contemplated thereby or (b) that could reasonably be expected to have a Material Adverse Effect.

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3.7 No Default. Guarantor is not in default under or with respect to any of its material Contractual Obligations.

3.8 Accuracy of Information, etc. No statement or information contained in this Guaranty or any other document, certificate or statement furnished to any Lender Party by or on behalf of Guarantor for use in connection with the transactions contemplated by the Credit Documents, taken as a whole, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained herein or therein not misleading. As of the date hereof, there is no fact known to Guarantor that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed in the Credit Documents.

3.9 Taxes. Guarantor (a) has timely filed or caused to be timely filed all federal and material other Tax returns required to have been filed by or with respect to it, and each such Tax return is complete and accurate in all material respects and (b) has timely paid or caused to be timely paid all material Taxes shown thereon to be due and payable by it and all other material Taxes or assessments (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of Guarantor).

3.10 Investment Company Act. Guarantor is not an “investment company” within the meaning of or otherwise subject to regulation under, the Investment Company Act of 1940, as amended.

3.11 Solvency. Guarantor is, after giving effect to the obligations contemplated under this Guaranty, Solvent.

3.12 Foreign Assets Control Regulations. Guarantor (a) is not and will not become a Person or entity described by section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (12 C.F.R. 595), and no Credit Party engages in dealings or transactions with any such Persons or entities, and (b) is not in violation of the USA PATRIOT Act.

3.13 Knowledge of Borrower. Guarantor has knowledge of Borrower’s financial condition and affairs and has adequate means to obtain from Borrower, on an ongoing basis, information relating thereto and to Borrower’s ability to pay and perform the Obligations, and agrees to assume the responsibility for keeping, and to keep, so informed for so long as this Guaranty is in effect. Guarantor acknowledges and agrees that the Lender Parties shall have no obligation to investigate the financial condition or affairs of Guarantor nor to advise Guarantor of any fact respecting, or any change in, the financial condition or affairs of Borrower that might become known to any Lender Party at any time, whether or not such Lender Party knows or believes, or has reasons to know or believe, that such fact or change is unknown to Guarantor, or might, or does, materially increase the risk of Guarantor as guarantor, or might, or would, affect the willingness of Guarantor to continue as a guarantor of the Obligations.

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3.14 Substantial Benefit. It is in the best interest of Guarantor to execute this Guaranty inasmuch as Guarantor will derive substantial direct and indirect benefit from the Term Loans and Guarantor agrees that the Lender Parties are relying on this representation in agreeing to enter into the Credit Documents with the Credit Parties.

SECTION 4. COVENANTS

Guarantor covenants and agrees that until the Discharge Date, Guarantor shall:

4.1 Financial Statements. Furnish (or cause to be furnished) to Administrative Agent (for distribution to each Lender):

(i) as soon as available, but in any event within 90 days after the end of each fiscal year of Guarantor commencing with the fiscal year ending December 31, 2011, a copy of each of the consolidating (if requested) and Consolidated audited balance sheets of Guarantor and its Subsidiaries as at the end of such year and the related consolidating (if applicable) and Consolidated audited statements of income and of cash flows for such year, setting forth in each case in comparative form the figures as of the end of and for the previous year, in each case under this paragraph (i), reported on without a “going concern” or any successor qualification or exception thereto, or any material qualification arising out of the scope of the audit, by Ernst & Young LLP or other independent certified public accountants of nationally recognized standing; and

(ii) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of Guarantor, a copy of each of the consolidating (if requested) and Consolidated unaudited balance sheets of Guarantor and its Subsidiaries as at the end of such quarter and the related consolidating (if applicable) and Consolidated unaudited statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures as of the end of and for the corresponding period in the previous year, certified by a Responsible Officer of Guarantor as being fairly stated in all material respects (subject to normal year-end audit adjustments).

All financial statements delivered pursuant to paragraph (i) or (ii) above shall be complete and correct in all material respects and to be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

4.2 Compliance with Law. Except as could not reasonably be expected to have a Material Adverse Effect, take all reasonable action to maintain all rights, privileges and Governmental Approvals necessary in the normal conduct of its business and comply with all Applicable Law.

4.3 Fundamental Changes. (a) Not enter into any merger, consolidation or amalgamation (other than any merger that (i) could not reasonably be expected to have a Material Adverse Effect, (ii) would not result in a Change of Control and (iii) would result in Guarantor being the surviving Person), or (b) liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or dispose of all or substantially all of its Property or business.

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4.4 Maintenance of Existence. Preserve, renew and keep in full force and effect its existence as a limited liability company and all material rights, privileges and franchises necessary in the normal conduct of its business.

4.5 Consolidated Interest Coverage Ratio. Not permit the Interest Coverage Ratio as at the end of any fiscal quarter of the Borrower to be below the minimum ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Minimum Consolidated Interest Coverage Ratio
June 30, 2011	2.00:1.00
September 30, 2011	2.25:1.00
December 31, 2011 and thereafter	2.50:1.00

4.6 Consolidated Net Leverage Ratio. Not permit the Consolidated Net Leverage Ratio as of the end of any fiscal quarter of the Guarantor to be above the net maximum ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Maximum Consolidated Net Leverage Ratio
June 30, 2011	5.25:1.00
September 30, 2011	5.00:1.00
December 31, 2011	4.50:1.00
March 31, 2012	4.00:1.00
June 30, 2012	3.50:1.00
September 30, 2012 and thereafter	3.00:1.00

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4.7 Capital Expenditures. Not make or become legally obligated to make any Capital Expenditure, except for Capital Expenditures in the ordinary course of business not exceeding, in addition to any Permitted Capital Expenditures in respect of the Sugar Camp II Mining Complex, in the aggregate for the Borrower and its Subsidiaries during each fiscal year set forth below, the amount set forth opposite such fiscal year below:

Fiscal Year	Year Amount
2011	$225,000,000
2012	$75,000,000
2013	$75,000,000
2014	$65,000,000

; provided, however, that, so long as no Default has occurred and is continuing or would result from such expenditure, any portion of any amount set forth above, if not expended in the fiscal year for which it is permitted above, may be carried over for expenditure in the next following fiscal year; and provided, further, if any such amount is so carried over, it will be deemed used in the applicable subsequent fiscal year before the amount set forth opposite such fiscal year above.

4.8 Certification of Compliance with Financial Covenants. Within 45 days following the last day of each fiscal quarter commencing with the first fiscal quarter end after the date hereof, Guarantor shall deliver a certificate of a Responsible Officer of Guarantor certifying as to Guarantor’s compliance with each financial covenant set forth in Sections 4.5, 4.6 and 4.7 (which certificate shall include reasonably detailed calculations with respect to the determination of the ratios or aggregate amounts, as applicable, set forth in Sections 4.5, 4.6 and 4.7).

SECTION 5. MISCELLANEOUS

5.1 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows or to such other address as such party may hereafter notify to the other parties hereto:

Guarantor:	Foresight Energy LLC
3801 PGA Boulevard, Suite 903
Palm Beach Gardens, FL 33410
Attention: Mr. Donald Holcomb
Facsimile: (561) 626-4938

With a copy to:

Bailey & Glasser LLP
209 Capitol Street
Charleston, WV 25301
Attention: Brian A. Glasser, Esq.
Facsimile: (304) 342-1110

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Administrative Agent:	Crédit Agricole Corporate and Investment Bank,
as Administrative Agent
Structured Finance Agency Group
1301 Avenue of the Americas
New York, New York 10019
Attention: Ted Vandermel

Hermes Agent:	Crédit Agricole Corporate and Investment Bank Deutschland, Niederlassung einer französischen Société Anonyme, as Hermes Agent
Export and Trade Finance/Loan Administration
Taunusanlage 14 60325 Frankfurt am Main/Germany
Attention: Jörg Redeker/
Stephan Bachmann
Facsimile: +49 69 74221 201/+49 69 74221 197

5.2 Termination or Release. This Guaranty shall terminate upon the earlier of (a) the occurrence of the Discharge Date in accordance with the Credit Agreement and (b) the execution and delivery to Administrative Agent of an Acceptable Replacement Guaranty.

5.3 Successors and Assigns. All covenants, agreements, representations and warranties in this Guaranty by Guarantor shall bind Guarantor and shall inure to the benefit of and be enforceable by Administrative Agent, Hermes Agent and the other Lender Parties, and their respective successors and permitted assigns, whether so expressed or not. Guarantor is not entitled to assign its obligations hereunder to any other person without the prior written consent of Administrative Agent and Hermes Agent, and any purported assignment in violation of this provision shall be void.

5.4 Waivers; Amendment. This Guaranty may not be amended, waived, supplement or otherwise modified except in accordance with Section 12.4 of the Credit Agreement.

5.5 Entire Agreement. This Guaranty, including any agreement, document or instrument attached hereto or referred to herein, integrates all the terms and conditions mentioned herein or incidental hereto and supersedes all oral negotiations and prior agreements and understandings of the parties hereto in respect to the subject matter hereof.

5.6 GOVERNING LAW. THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

5.7 Submission To Jurisdiction; Waivers. Guarantor hereby irrevocably and unconditionally:

(i) submits for itself and its Property in any legal action or proceeding relating to this Guaranty, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York located in the County of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

(ii) consents that any such action or proceeding may be brought in such courts

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and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Guarantor, as the case may be at its address set forth in Section 5.1;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

5.8 WAIVERS OF JURY TRIAL. GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS GUARANTY AND FOR ANY COUNTERCLAIM THEREIN.

5.9 Limitation of Liability. No claim shall be made by Guarantor against Administrative Agent, Hermes Agent or the other Lender Parties or any of their Affiliates, directors, employees, attorneys or agents for any loss of profits, business or anticipated savings, special or punitive damages or any indirect or consequential loss whatsoever in respect of any breach or wrongful conduct (whether or not the claim therefor is based on contract, tort or duty imposed by law), in connection with, arising out of or in any way related to the transactions contemplated by this Guaranty or any act or omission or event occurring in connection therewith, and Guarantor hereby waives, releases and agrees not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in their favor.

5.10 Third Party Beneficiaries. Nothing in this Guaranty, express or implied, shall be construed to confer upon any Person (other than Guarantor, Administrative Agent, Hermes Agent and the other Lender Parties, and their respective successors and permitted assigns) any legal or equitable right, remedy or claim under or by reason of this Guaranty.

5.11 Rights of Administrative Agent and Hermes Agent. Administrative Agent and Hermes Agent shall be entitled to the rights, protections, immunities, and indemnities set forth in the Credit Agreement as if specifically set forth herein.

5.12 Rights of Hermes. Each of Section 12.3.2 and Section 12.19 of the Credit Agreement is hereby incorporated by reference, mutatis mutandis, as if fully set forth herein, and Guarantor acknowledges the rights of Hermes Agent and Hermes thereunder.

5.13 Consent and Acknowledgement. Guarantor hereby acknowledges receiving copies of each Credit Document and consents to the terms and provisions thereof.

5.14 Headings. Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Guaranty and are not to affect the construction of, or to be taken into consideration in interpreting, this Guaranty.

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5.15 Severability. Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

5.16 Counterparts. This Guaranty may be executed in one or more duplicate counterparts and when signed by all of the parties shall constitute a single binding agreement. Delivery of an executed counterpart to this Guaranty by facsimile transmission or electronic transmission shall be as effective as delivery of a manually signed original.

[SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF, the parties hereto have caused this Guaranty to be duly executed by their respective authorized officers as of the day and year first written above.

FORESIGHT ENERGY LLC,
as Guarantor

By:	/s/ Donald R. Holcomb
Name:	Donald R. Holcomb
Title:	Authorized Person

FORESIGHT GUARANTY

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as Administrative Agent

By:	/s/ Thomas W. Boylan
Name:	Thomas W. Boylan
Title:	Director

By:	/s/ Ted Vandermel
Name:	Ted Vandermel
Title:	Director

FORESIGHT GUARANTY

(HILLSBORO ENERGY LLC)

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK DEUTSCHLAND, NIEDERLASSUNG EINER FRANZÖSISCHEN SOCIÉTÉ ANONYME, as Hermes Agent

By:	/s/ Jörg Redeker
Name:	Jörg Redeker
Title:	Director Expert & Trade Finance

By:	/s/ Imad URF
Name:	Imad URF
Title:	Head of Export & Trade Finance

FORESIGHT GUARANTY

(HILLSBORO ENERGY LLC)

Exhibit 10.46

Execution Version

RESTRICTED BUSINESS CONTRIBUTION AGREEMENT

among

CHRISTOPHER CLINE,

FORESIGHT RESERVES LP,

ADENA MINERALS, LLC,

NATURAL RESOURCE PARTNERS L.P.,

NRP (GP) LP,

GP NATURAL RESOURCE PARTNERS LLC

and

NRP (OPERATING) LLC

RESTRICTED BUSINESS CONTRIBUTION AGREEMENT

THIS RESTRICTED BUSINESS CONTRIBUTION AGREEMENT is entered into on, and effective as of, the Closing Date among Christopher Cline (“Cline”), an individual residing in Palm Beach County, Florida; Foresight Reserves LP, a Nevada limited partnership (“Foresight”); Adena Minerals, LLC, a Delaware limited liability company and wholly owned subsidiary of Foresight (“Adena” and, together with Cline and Foresight, collectively, the “Adena Parties”); Natural Resource Partners L.P., a Delaware limited partnership (the “MLP”); NRP (GP) LP, a Delaware limited partnership (including any permitted successors and assigns under the MLP Agreement (as defined herein), the “General Partner”); GP Natural Resource Partners LLC, a Delaware limited liability company (the “Managing General Partner”) and NRP (Operating) LLC, a Delaware limited liability company (the “OLLC”). The above-named entities are sometimes referred to in this Agreement each as a “Party” and collectively as the “Parties.”

R E C I T A L S:

The Adena Parties, the MLP, for itself and in its capacity as the sole member of the OLLC, the OLLC, the General Partner, for itself and in its capacity as the general partner of the MLP, and the Managing General Partner, for itself and in its capacity as the general partner of the General Partner, desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article II of this Agreement, with respect to (a) those business opportunities that the Adena Entities are required to offer to the Partnership Group, (b) the procedures whereby such business opportunities are to be offered to the Partnership Group and accepted or declined, and (c) the identification by the Parties of areas of mutual interest with respect to certain assets referred to herein and included in offers of certain business opportunities that the Adena Entities are required to offer to the Partnership Group.

In consideration of the premises and the covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

ARTICLE I

Definitions

1.1 Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

“Acquired Properties” is defined in Section 2.4(a).

“Acquired Properties AMI” is defined in Section 2.4(a).

“Additional AMI Certificates” is defined in Section 2.4(b).

“Adena” is defined in the introduction to this Agreement.

“Adena Entities” means the Adena Parties and their respective Affiliates (including, without limitation, all Persons that are Affiliates of any Adena Party as of the date of this Agreement and all Persons that become Affiliates of any Adena Party after the date of this Agreement) other than the Partnership Entities.

“Adena Parties” is defined in the introduction to this Agreement.

“Adjacent Reserves” means the coal reserves subject to the Adjacent Reserves Option, as defined in Section 3.1 of the Purchase Option Agreement.

“Affiliate” means, when used with respect to a specified Person, any other Person directly or indirectly (through one or more intermediaries or otherwise) controlling, controlled by or under common control with the specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of the Person whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” has the meanings correlative to the foregoing.

“Agreement” means this Restricted Business Contribution Agreement, as it may be amended, modified, or supplemented from time to time.

“AMI Certificate” means the certificate acknowledged, agreed to and delivered by the Parties concurrently with the execution and delivery of this Agreement, as contemplated by Section 2.4(a).

“Applicable Period” means the period commencing on the Closing Date and terminating on the date on which the Adena Entities cease to be entitled to nominate for election any individuals to serve as members of the board of directors of the Managing General Partner pursuant to the terms and provisions of the Managing General Partner Operating Agreement and that certain Investor Rights Agreement dated as of the date hereof by and among Adena, the General Partner, the Managing General Partner and Robertson Coal Management LLC, a Delaware limited liability company.

“Assignable Reserves” means any interest in any coal reserves and/or resources (as defined by the United States Geologic Survey) held or acquired by any Adena Entity, including any ownership or fee interest, leasehold or subleasehold interest, royalty interest or otherwise, other than any such interests to be acquired by the Partnership Group for consideration pursuant to the transactions contemplated by the Second Contribution Agreement.

“Cline” is defined in the introduction to this Agreement.

“Closing Date” means the date of the closing of the transactions contemplated by the Contribution Agreement.

“Conflicts Committee” is defined in the MLP Agreement.

“Consideration” means the consideration to be delivered for a Restricted Business acquired by the Partnership Group pursuant to Section 2.3 in the form of cash, limited partner interests in the MLP, limited partner interests in the General Partner (including special allocations with respect to the Incentive Distribution Rights held by the General Partner), or any combination thereof.

“Consideration Cap” means an aggregate interest in the General Partner entitling the Adena Entities to the right to receive all cash distributions and other income and deductions related to 40% of the General Partner’s 2% general partner interest in the MLP and to 61.538% of the General Partner’s Incentive Distribution Rights (or 40% of all of the Incentive Distribution Rights), as further set forth in the General Partner Partnership Agreement.

“Contribution Agreement” means that certain Contribution Agreement dated as of December 14, 2006 by and among Foresight, Adena, the MLP, the General Partner, the Managing General Partner and the OLLC.

“Foresight” is defined in the introduction to this Agreement.

“General Partner” means the General Partner and its successors as general partner of the MLP.

“General Partner Partnership Agreement” means that certain Third Amended and Restated Limited Partnership Agreement of the General Partner dated as of the Closing Date, as such agreement may be amended, modified or supplemented from time to time after the Closing Date.

“Hard Minerals” means naturally occurring deposits of minerals that are in solid form at room temperature that can be extracted, processed and sold for economic gain, which minerals include but are not limited to coal, aggregates, potash, copper, gold, limestone, iron ore, platinum, silver, uranium and trona.

“Hard Minerals AMI” means, collectively, the Acquired Properties AMI and all Offer AMIs.

“Hard Minerals Restricted Business” is defined in Section 2.1(a)(i).

“Managing General Partner” means the Managing General Partner and its successors as general partner of the General Partner.

“Managing General Partner Operating Agreement” means that certain Fourth Amended and Restated Limited Liability Company Agreement of the Managing General Partner dated as of the Closing Date, as such agreement may be amended, modified or supplemented from time to time after the Closing Date.

“Mining Operations” means the mining, extraction, processing and sale of Hard Minerals, whether conducted through any business, assets or Person.

“MLP” is defined in the introduction to this Agreement.

“MLP Agreement” means that certain Second Amended and Restated Agreement of Limited Partnership of the MLP dated as of the Closing Date, as such agreement may be amended, modified or supplemented from time to time after the Closing Date.

“Mutually Agreed Firm” is defined in Section 2.3(c)(ii).

“Non-Producing Hard Minerals Reserves” means reserves of Hard Minerals that are not associated with Mining Operations.

“Offer” is defined in Section 2.3(b).

“Offer AMI” is defined in Section 2.4(b).

“OLLC” is defined in the introduction to this Agreement.

“Operate” means the unrestricted right to own, operate, purchase, sell, swap, otherwise transfer, lease or invest in, in whole or in part, directly or indirectly, a particular asset or business.

“Option Expiration Date” is defined in Section 2.2(e).

“Option Offer” means a bona fide written offer from Cline to Trout giving Trout the option to purchase the Option Reserves identified in such offer pursuant to the terms and conditions of the Purchase Option Agreement or the Wildcat Agreement, as applicable.

“Option Period” means the 14-day period following the receipt by Trout of an Option Offer.

“Option Reserves” means the Adjacent Reserves and the Wildcat Adjacent Reserves, collectively.

“Panther” means Panther, LLC, a West Virginia limited liability company.

“Partnership Entities” means the Managing General Partner, the General Partner, the MLP, the OLLC and any Subsidiary of the MLP or the OLLC.

“Partnership Group” means the MLP, the General Partner, the OLLC and any Subsidiary of the MLP or the OLLC.

“Party” or “Parties” is defined in the introduction to this Agreement.

“Person” means an individual, corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or any other entity.

“Purchase Option Agreement” means that certain Second Amended and Restated Purchase Option Agreement dated as of December 30, 2003 by and among Trout, Trout II, Panther and Cline, as amended by Amendment No. 1 dated as of March 21, 2005, as such agreement may be further amended, modified or supplemented from time to time after the Closing Date in accordance with Section 3.15.

“Restricted Businesses” is defined in Section 2.1(a).

“Second Contribution Agreement” is defined in the Contribution Agreement.

“Selected Firm” is defined in Section 2.3(c)(ii).

“Subsidiary” means, with respect to any Person, (i) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (ii) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (iii) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (A) at least a majority ownership interest or (B) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Transportation Infrastructure Restricted Business” is defined in Section 2.1(a)(ii).

“Transportation Infrastructure Restricted Business Certificate” means the certificate acknowledged, agreed to and delivered by the Parties concurrently with the execution and delivery of this Agreement, as contemplated by Section 2.1(a).

“Trout” means Trout Coal Holdings, LLC, a Delaware limited liability company.

“Trout II” means Trout Coal Holdings II, LLC, a Delaware limited liability company.

“Trout Acceptance Notice” means a notice delivered by Trout or Trout II, as applicable, to Cline indicating that Trout or Trout II, as applicable, has elected to purchase the Option Reserves that are the subject of the Option Offer pursuant to the terms and conditions of the Purchase Option Agreement or the Wildcat Agreement, as applicable.

“Trout Rejection Notice” means a notice delivered by Trout or Trout II, as applicable, to Cline indicating that Trout or Trout II, as applicable, has elected not to purchase the Option Reserves that are the subject of the Option Offer pursuant to the terms and conditions of the Purchase Option Agreement or the Wildcat Agreement, as applicable.

“Valuation” means (i) the valuation submitted by the Mutually Agreed Firm or (ii) if there is no Mutually Agreed Firm, the arithmetic mean of the valuation submitted by the Adena Entity’s Selected Firm and the valuation submitted by General Partner’s Selected Firm.

“Wildcat Adjacent Reserves” is defined in the Wildcat Agreement.

“Wildcat Agreement” means that certain Wildcat Adjacent Reserves and Royalty Payment Agreement dated as of December 30, 2003 by and between Trout and Cline, as amended by Amendment No. 1 dated as of March 21, 2005, as such agreement may be further amended, modified or supplemented from time to time after the Closing Date in accordance with Section 3.15.

ARTICLE II

Restricted Businesses; Areas of Mutual Interest

2.1 Restricted Businesses.

(a) During the Applicable Period and subject to Section 2.2, the Adena Entities shall be required to offer to the Partnership Group the opportunity to acquire all Restricted Businesses owned, operated or invested in by any of the Adena Entities, directly or indirectly, in each case in accordance with the procedures set forth in Section 2.3. For purposes of this Agreement, a “Restricted Business” means the following activities whether conducted through any business, assets or Person, directly or indirectly: (i) owning, investing in and/or entering into leases as lessor of any Hard Minerals in the United States or any overriding royalty interest in any Hard Minerals in the United States (a “Hard Minerals Restricted Business”), and (ii) owning, investing in, operating and/or leasing the transportation infrastructure assets included in or associated with (or to be included in or associated with) the projects in Illinois as identified on the Transportation Infrastructure Restricted Business Certificate (a “Transportation Infrastructure Restricted Business”). Notwithstanding the foregoing, a Restricted Business does not include (1) any beneficial ownership interest in a publicly traded company so long as such interest is held solely for passive investment purposes and is not controlled by an Adena Entity, (2) any beneficial ownership interest in a publicly traded company primarily engaged in Mining Operations and controlled by an Adena Entity so long as any assets contributed or otherwise conveyed to such publicly traded company by any Adena Entity do not constitute Restricted Businesses or are Restricted Businesses described in Section 2.2(b), and (3) the assets of a publicly traded company primarily engaged in Mining Operations and controlled by an Adena Entity that were not contributed to such publicly traded company by an Adena Entity. In addition, during the Applicable Period, without the prior written consent of the Partnership Group, no Adena Entity shall lease to another Adena Entity any Hard Minerals on terms that are more favorable to the Adena Entity lessee than could be obtained in an arms’ length transaction with a third party.

(b) For the purpose of clarity, the Adena Entities may Operate Mining Operations, public or private, and such activities shall not constitute a Restricted Business.

2.2 Permitted Exceptions. Notwithstanding any provision of Section 2.1 to the contrary, an Adena Entity may Operate Restricted Businesses during the Applicable Period under the following circumstances only:

(a) The Adena Entities may own and operate the businesses and assets that are the subject of the Second Contribution Agreement until the closing of the transactions contemplated thereby or the earlier termination of the Second Contribution Agreement, in which latter event such businesses and assets shall not be subject to this Agreement.

(b) The Adena Entities may Operate Restricted Businesses that the General Partner has elected not to cause a member of the Partnership Group to pursue in accordance with the procedures set forth in Section 2.3.

(c) Subject to Section 2.2(d), the Adena Entities may Operate a Restricted Business consisting of Non-Producing Hard Minerals Reserves; provided, however, that upon production and sale of the first ton of coal from such reserves, the relevant Adena Entity will promptly provide written notice to the General Partner that Mining Operations have begun with respect to such Hard Minerals Restricted Business and such Adena Entity shall comply with the provisions of Section 2.1(a) and Section 2.3.

(d) Notwithstanding anything to the contrary in Section 2.2(c), the Adena Entities may not sell, swap, exchange or otherwise transfer, directly or indirectly, any of the Hard Minerals included in or associated with (or to be included in or associated with) any of the projects identified in the Transportation Infrastructure Restricted Business Certificate (it being acknowledged and agreed by the Parties that all such Hard Minerals are Restricted Businesses to be offered to the Partnership Group pursuant to Section 2.1(a) and Section 2.3).

(e) The Adena Entities may Operate a Restricted Business consisting of Option Reserves until the earliest to occur (the “Option Expiration Date”) of (i) receipt by Cline of a Trout Rejection Notice with respect to such Option Reserves during the Option Period, (ii) the expiration of the Option Period without receipt by Cline of a Trout Rejection Notice or a Trout Acceptance Notice with respect to such Option Reserves, and (iii) if Cline has received a Trout Acceptance Notice with respect to such Option Reserves during the Option Period, the earlier to occur of (A) the closing of the sale of such Option Reserves to Trout or Trout II, as applicable, pursuant to the terms and conditions set forth in the Purchase Option Agreement or the Wildcat Agreement, as

applicable, and (B) the expiration of the 45th day after receipt by Trout or Trout II, as applicable, of such Option Offer. Upon the occurrence of the Option Expiration Date, the Adena Entities shall comply with the provisions of Section 2.1(a) and Section 2.3 with respect to such Option Reserves, subject in each case to the rights of first refusal, if applicable, set forth in Section 3.3 of the Purchase Option Agreement and Section 2.3 of the Wildcat Agreement, as applicable. Notwithstanding anything to the contrary in this Section 2.2(e), the Adena Parties shall not be required to comply with the provisions of Section 2.1(a) and Section 2.3 from and after the Option Expiration Date with respect to any Option Reserves that are Non-Producing Hard Minerals Reserves; provided, however, that upon production and sale of the first ton of coal from such Option Reserves, the Adena Entities will promptly provide written notice to the General Partner that Mining Operations have begun with respect to such Option Reserves and the Adena Entities shall be required to comply with the provisions of Section 2.1(a) and Section 2.3, subject in each case to the rights of first refusal, if applicable, set forth in Section 3.3 of the Purchase Option Agreement and Section 2.3 of the Wildcat Agreement, as applicable. Cline shall provide an Option Offer to Trout or Trout II, as applicable, as promptly as practicable after the acquisition, directly or indirectly, by the Adena Entities of any Option Reserves. Upon assignment of the Option (as defined in the Wildcat Agreement) to Trout Coal Holdings III or any other entity in accordance with the Wildcat Agreement, applicable references herein to “Trout” shall thereafter be references to Trout Coal Holdings III or such other entity.

2.3 Procedures.

(a) In the event that an Adena Entity owns, operates or invests in a Restricted Business that it is not otherwise permitted to own, operate or invest in pursuant to Section 2.2, then such Adena Entity shall (1) promptly notify the General Partner in writing, (A) in the case of a Restricted Business consisting of Non-Producing Hard Minerals Reserves, within six months after the production and sale of the first ton of coal from such reserves, (B) in the case of a Transportation Infrastructure Restricted Business, within six months after the generation of any revenue with respect to such Restricted Business, and (C) in the case of a Restricted Business consisting of Hard Minerals not described in clause (A), within six months of such ownership, operation or investment in such Restricted Business, (2) deliver to the General Partner all information prepared by or on behalf of such Adena Entity relating to such Restricted Business and the proposed acquisition (including information with respect to coal production and sales or revenues) of such Restricted Business by the Partnership Group, and (3) offer the Partnership Group the opportunity to acquire such Restricted Business in accordance with this Section 2.3.

(b) In each such case described in Section 2.3(a), the offer to the Partnership Group (the “Offer”) shall set forth the terms relating to the purchase of such Restricted Business, including, without limitation, the requested form of Consideration, subject to the Consideration Cap, and, in respect of a Hard Minerals Restricted Business, the Offer AMI. Within 45 days after receipt of the Offer, the General Partner shall notify such Adena Entity in writing that either (x) the General Partner has elected not to cause a member of the Partnership Group to purchase such Restricted Business, in which event the Adena Entity shall be forever free to Operate such Restricted Business without any restriction imposed by this Agreement, or (y) the General Partner agrees or wishes in good faith to negotiate to cause one or more members of the Partnership Group to purchase such Restricted Business, in which event the following procedures shall be followed:

(c) The Adena Entity and the General Partner shall negotiate after receipt of such Offer by the General Partner, the terms on which the Restricted Business will be sold to one or more members of the Partnership Group. The Adena Entity shall provide all additional information concerning the business, operations and finances of such Restricted Business as may be reasonably requested by the General Partner.

(i) If the Adena Entity and the General Partner, with the approval of the Conflicts Committee, agree on such terms within 45 days after initial receipt by the General Partner of the Offer, one or more members of the Partnership Group shall purchase the Restricted Business on such terms as soon as commercially practicable after such agreement has been reached. The contribution agreement for the Restricted Business will provide for the required Consideration to be delivered, subject to the Consideration Cap, and will contain commercially reasonable representations, warranties, covenants, agreements and closing conditions.

(ii) If the Adena Entity and the General Partner are unable to agree on the fair market value of the Restricted Business proposed to be contributed during the 45-day period after receipt by the General Partner of the Offer, the Adena Entity and the General Partner, with the approval of the Conflicts Committee, will engage a mutually agreeable investment banking firm with a national reputation (the “Mutually Agreed Firm”) to determine the fair market value of the Restricted Business. If the Adena Entity and the General Partner are unable to agree on such an investment banking firm, then each of the Adena Entity and the General Partner shall engage an investment banking firm with a national reputation (each, a “Selected Firm”) to determine the fair market value of the Restricted Business. In determining the fair market value of the Restricted Business, the Mutually Agreed Firm or each Selected Firm, as the case may be, will have access to the proposed contribution and acquisition values for the Restricted Business submitted by the Adena Entity and the General Partner, respectively. The Mutually Agreed Firm or each Selected Firm, as the case may be, will determine the value of the Restricted Business within 30 days and furnish the Adena Entity and the General Partner its opinion of such value. The fees of the Mutually Agreed Firm’s appraisal will be split equally between the Adena Entity and the MLP. The fees of each Selected Firm will be paid by the party engaging such Selected Firm or, in the case of the Selected Firm engaged by the General Partner, by the MLP. Upon receipt of the Valuation, the General Partner will cause one or more members of the Partnership Group to acquire the Restricted Business. If, at the end of the 45-day period, the General Partner has not invoked the valuation procedures called for in this Section 2.3(c)(ii), then the General Partner shall be deemed not to have elected to cause a member of the Partnership Group to purchase such Restricted Business, and the General Partner shall send the written notice described in Section 2.3(b)(x).

(iii) If the General Partner on behalf of the MLP elects to acquire the Restricted Business pursuant to Section 2.3(c)(ii), then as soon as commercially practicable after the fair market value of the Restricted Business has been determined in accordance with Section 2.3(c)(ii), one or more members of the Partnership Group shall purchase the Restricted Business for the Consideration equal to the Valuation. The contribution agreement for the Restricted Business will provide for the Consideration, subject to the Consideration Cap, and will contain commercially reasonable representations, warranties, covenants, agreements and closing conditions. If the Valuation is not equal to the amount specified in the Offer, then the Consideration shall be increased or decreased, pro rata based on the forms of Consideration specified in the Offer, to an amount equal to the Valuation, provided, that if the Partnership Group is contractually or legally restricted from delivering the Consideration (as so increased or decreased), then the Partnership Group shall be entitled to delay the closing of such acquisition for up to an additional 180 days in order to provide the required Consideration, and if the Partnership Group fails to deliver such Consideration at the end of such 180-day period, then such Restricted Business shall be treated as if the Partnership Group had declined to purchase such Restricted Business in accordance with Section 2.2(b), and the General Partner shall send the written notice described in Section 2.3(b)(x).

(iv) If two or more separate Restricted Businesses are included in the same notice delivered to the General Partner pursuant to Section 2.3(a)(1), the General Partner shall have the separate right of election as to each such Restricted Business.

2.4 Area of Mutual Interest.

(a) The Parties hereby create an area of mutual interest with respect to the properties of the Adena Entities to be acquired by the Partnership Group pursuant to the transactions contemplated by the Contribution Agreement and the Second Contribution Agreement (collectively, the “Acquired Properties”) consisting of the areas described in the AMI Certificate (the “Acquired Properties AMI”).

(b) Each Offer of a Hard Minerals Restricted Business shall include an associated area of mutual interest with respect to the properties proposed to be acquired (the “Offer AMI”). The Parties shall supplement the AMI Certificate from time to time by adding supplements in the form of additional certificates in a form substantially similar to the AMI Certificate (the “Additional AMI Certificates”) after the Closing Date to include Offer AMIs negotiated in good faith as part of the Offer pursuant to Section 2.3(b) with respect to Hard Minerals Restricted Businesses acquired by the Partnership Group pursuant to Section 2.3.

(c) During the Applicable Period, the Adena Entities shall be required to offer to the Partnership Group the opportunity to acquire any and all Assignable Reserves within the

Hard Minerals AMIs held or acquired by any Adena Entity after the date hereof. In the event that an Adena Entity holds or acquires any Assignable Reserves within a Hard Minerals AMI, such Adena Entity shall (1) notify the General Partner in writing as soon as practicable of such holding or acquisition, (2) deliver to the General Partner all information prepared by or on behalf of such Adena Entity relating to such Assignable Reserves and the proposed acquisition of such Assignable Reserves by the Partnership Group and (3) if the General Partner on behalf of the Partnership so elects and notifies such Adena Entity in writing, promptly convey, transfer and assign to one or more members of the Partnership Group designated by the General Partner on behalf of the MLP all of such Adena Entity’s right, title and interest in and to such Assignable Reserves, free and clear of all liens and encumbrances created as a result of debt incurred by any Adena Entity, (I) in the case of an Assignable Reserve in the Acquired Properties AMI, at no cost to the Partnership Entities, or (II) in the case of an Assignable Reserve in any Offer AMI, at the acquisition cost to the Adena Entity.

2.5 Scope of Prohibition. Except as provided in this Article II and the MLP Agreement, each Adena Entity shall be free to engage in any business activity whatsoever, including those that may be in direct competition with any Partnership Entity.

2.6 Enforcement. The Adena Entities agree and acknowledge that the Partnership Group does not have an adequate remedy at law for the breach by the Adena Entities of the covenants and agreements set forth in this Article II, and that any breach by the Adena Entities of the covenants and agreements set forth in Article II would result in irreparable injury to the Partnership Group. The Adena Entities further agree and acknowledge that any member of the Partnership Group may, in addition to the other remedies which may be available to the Partnership Group, file a suit in equity for specific performance to compel the Adena Entities to perform their obligations under this Agreement and consent to the issuance of injunctive relief under this Agreement.

ARTICLE III

Miscellaneous

3.1 Choice of Law; Submission to Jurisdiction. This Agreement shall be subject to and governed by the laws of the State of Delaware, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another state. Each party hereby submits to the jurisdiction of the state and federal courts in the State of West Virginia and to venue in Charleston, West Virginia.

3.2 Notice. All notices or requests or consents provided for or permitted to be given pursuant to this Agreement must be in writing and must be given by depositing same in the United States mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by telecopier or telegram to such party. Notice given by personal delivery or mail shall be effective upon actual receipt. Notice given by telegram or telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a Party pursuant to this

Agreement shall be sent to or made at the address set forth below or at such other address as such Party may stipulate to the other Parties in the manner provided in this Section 3.2:

THE MLP, THE GENERAL PARTNER, THE MANAGING GENERAL PARTNER or THE OLLC:

c/o The MLP

601 Jefferson, Suite 3600

Houston, Texas 77002

Telephone: (713) 751-7516

Facsimile: (713) 751-7517

Attention: Vice President and General Counsel

AND

c/o The MLP

1035 3rd Avenue, Suite 300

Huntington, West Virginia 25727-2827

Telephone: (304) 522-5757

Facsimile: (304) 522-5401

Attention: President and Chief Operating Officer

With a copy (not itself constituting notice) to:
Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 Telephone:(713) 758-3706 Facsimile: (713) 615-5859 Attention: Dan A. Fleckman
ANY ADENA PARTY c/o Foresight Reserves LP 3801 PGA Boulevard Suite 903 Palm Beach Gardens, Florida 33410 Telephone: (561) 626-4999 Facsimile: (561) 626-4938 Attention: J. Matthew Fifield
With a copy (not itself constituting notice) to:
Bailey & Glasser LLP 227 Capitol Street Charleston, West Virginia 25301 Telephone: (304) 345-6555 Facsimile: (304) 342-1110 Attention: Brian A. Glasser

3.3 Entire Agreement. This Agreement (together with, the Transportation Infrastructure Restricted Business Certificate, the AMI Certificate and any and all Additional AMI Certificates, all of which are incorporated by reference herein and deemed to be a part hereof) constitute the entire agreement of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

3.4 Termination. Article II of this Agreement will terminate upon the expiration of the Applicable Period unless earlier terminated in writing by the Parties hereto.

3.5 Effect of Waiver or Consent. No waiver or consent, express or implied, by any party to or of any breach or default by any Person in the performance by such Person of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Person of the same or any other obligations of such Person hereunder. Failure on the part of a party to complain of any act of any Person or to declare any Person in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder until the applicable statute of limitations period has run. Time is of the essence of this Agreement.

3.6 Amendment, Supplement or Modification. This Agreement may be amended, supplemented or modified from time to time only by the written agreement of all the Parties; provided, however, that (a) the MLP and the OLLC may not, without the prior approval of the Conflicts Committee, agree to any amendment or modification of this Agreement that, in the reasonable discretion of the General Partner, will adversely affect the holders of Common Units and (b) the AMI Certificate may be amended, supplemented or modified in accordance with Section 2.4(b) by the written agreement of the General Partner and Adena. Each such instrument shall be reduced to writing and shall be designated on its face an “Amendment” or an “Addendum” to this Agreement.

3.7 Assignment. No Party shall have the right to assign its rights or obligations under this Agreement without the consent of the other Parties hereto, except for an assignment made in connection with the sale of the General Partner’s two percent general partner interest in the MLP.

3.8 Counterparts. This Agreement may be executed simultaneously in any number of counterparts (including facsimile counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.9 Severability. Each portion of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

3.10 Construction and Interpretation. As used in this Agreement, unless expressly stated otherwise or the context requires otherwise, (a) all references to an “Article,” “Section” or “subsection” shall be to an Article, Section or subsection of this Agreement, (b) the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby,” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection, clause or other subdivision hereof, (c) the words used herein shall include the masculine, feminine and neuter gender, and the singular and the plural, (d) the word “including” shall mean “including, without limitation” and (e) the word “day” or “days” shall mean a calendar day or days. The headings of the Articles and Sections of this Agreement are included for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction or interpretation hereof or thereof.

3.11 Further Assurances. In connection with this Agreement and all transactions contemplated by this Agreement, each Party agrees, and agrees to cause its Affiliates, to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.

3.12 Laws and Regulations. Notwithstanding any provision of this Agreement to the contrary, no Party shall be required to take any act, or fail to take any act, under this Agreement if the effect thereof would be to cause such Party to be in violation of any applicable law, statute, rule or regulation.

3.13 Negotiation of Rights of Limited Partners, Assignees, and Third Parties. The provisions of this Agreement are enforceable solely by the Parties, and no limited partner, assignee or other Person of the MLP shall have the right, separate and apart from the MLP, to enforce any provision of this Agreement or to compel any Party to comply with the terms of this Agreement.

3.14 Compliance by Affiliates of Adena Parties. Each Adena Party hereby agrees and covenants that it shall cause each of its existing and future Affiliates to comply with all of the provisions of this Agreement that are applicable to the Adena Entities and shall be liable for any failure of any such Affiliate to comply with any such provision of this Agreement.

3.15 Amendments to Purchase Option Agreement and Wildcat Agreement. During the Applicable Period, Cline (including his successors and permitted assigns) will not amend, modify, supplement or terminate the Purchase Option Agreement or the Wildcat Agreement without the prior written agreement of the General Partner, with the approval of the Conflicts Committee.

IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the Closing Date.

/s/ Christopher Cline
Christopher Cline

Foresight Reserves LP

By:	Insight Resource, LLC, its general partner

By:	/s/ Donald R. Holcomb
Donald Holcomb
Authorized Person

ADENA MINERALS, LLC

By:	/s/ Donald R. Holcomb
Donald Holcomb
Authorized Person

Natural Resource Partners L.P.

By:	NRP (GP) LP, its general partner

By:	GP Natural Resource Partners LLC,
its general partner

By:	/s/ Nick Carter
Nick Carter
President and Chief Operating Officer

Signature Page to Restricted Business Contribution Agreement

NRP (GP) LP

By:	GP Natural Resource Partners LLC,
its general partner

By:	/s/ Nick Carter
Nick Carter
President and Chief Operating Officer

NRP (Operating) LLC

By:	Natural Resource Partners L.P.,
its sole member

By:	NRP (GP) LP, its general partner

By:	GP Natural Resource Partners LLC,
its general partner

By:	/s/ Nick Carter
Nick Carter
President and Chief Operating Officer

Signature Page to Restricted Business Contribution Agreement

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” and to the use of our report dated February 1, 2012, with respect to the balance sheet of Foresight Energy Partners LP included in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-179304) and related Prospectus of Foresight Energy Partners LP for the registration of limited partner common units.

/s/ Ernst & Young LLP

Charleston, West Virginia

August 3, 2012

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” and to the use of our report dated March 30, 2012, with respect to the consolidated financial statements of Foresight Energy LLC, Subsidiaries, and Affiliates included in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-179304) and related Prospectus of Foresight Energy Partners LP for the registration of limited partner common units.

/s/ Ernst & Young LLP

Charleston, West Virginia

August 3, 2012

.

EXHIBIT 23.3

CONSENT OF WEIR INTERNATIONAL, INC.

We hereby consent to the use of our firm’s name, Weir International, Inc. in the Registration Statement on Form S-1 to be filed with the US Securities and Exchange Commission by Foresight Energy Partners LP and any amendments thereto, and including the prospectus contained therein (the “Registration Statement”); the inclusion and summary of and references to, our August 1, 2012 reserve report, relating to certain coal reserve information of Foresight Energy LLC and its subsidiaries in the Registration Statement, and being named as an expert in the Registration Statement (and being included in the caption “Experts” in the Registration Statement).

We further wish to advise that Weir International, Inc. was not employed on a contingent basis and that at the time of preparation of our report, as well as at present, neither Weir International, Inc. nor any of its employees had or now has a substantial interest in Foresight Energy Partners LP, Foresight Energy LLC or any of their respective affiliates or subsidiaries.

Respectfully Submitted By:

By:	/s/ John W. Sabo
Name: John W. Sabo
Title: Executive Vice President

August 3, 2012

Exhibit 23.6

CONSENT OF WOOD MACKENZIE LIMITED

We hereby consent to the use of our firm’s name, Wood Mackenzie Limited (“Wood Mackenzie”), in the Registration Statement on Form S-1 to be filed with the US Securities and Exchange Commission by Foresight Energy Partners LP and any amendments thereto, and including the prospectus contained therein (the “Registration Statement”); the inclusion of information relating to the coal market in the Registration Statement, and being named as an expert in the Registration Statement (and being included in the caption “Experts” in the Registration Statement).

We further wish to advise that Wood Mackenzie was not employed on a contingent basis and that at the time of preparation of our report, as well as at present, neither Wood Mackenzie nor any of its employees had or now has a substantial interest in Foresight Energy Partners LP, Foresight Energy LLC or any of their respective affiliates or subsidiaries.

Respectfully Submitted By:

By: /s/ Gary J. Smith

Name:	Gary J. Smith
Title:	Vice President Americas Coal Sales

Wood Mackenzie, Inc.

For and On behalf of Wood Mackenzie Ltd.

Date:	August 3, 2012